[redacted]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[x]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [x]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Hiestand Holding AG
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Switzerland
(Jurisdiction of Subject Company's Incorporation or Organization)

ARYZTA AG
(Name of Person(s) Furnishing Form)

Hiestand Shares,
Each comprising one registered share of Heistand Holding AG each with a nominal value of CHF1.00
(Title of Class of Subject Securities)

ISIN: 0007186981
(CUSIP Number of Class of Securities (if applicable))

Pat Morrissey
ARYZTA AG
151 Thomas Street
Dublin 8
Ireland
Telephone: + 353 1 612 1200
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Sarah C. Murphy
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS
United Kingdom
Telephone: +44 (0) 20 7936 4000

July 11, 2008 (Publication of Prospectus)
August 19, 2008 (Hiestand Holdings AG Shareholders Meeting)
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit No.

99.1 Prospectus dated July 11, 2008;

Item 2. Informational Legends

This business combination will be for the securities of a Swiss company and is subject to Swiss disclosure requirements, which are different from those of the United States. The financial information included in this document and the Prospectus has been prepared in accordance with accounting standards applicable in Switzerland and thus may not be comparable to financial information of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

It may be difficult for investors to enforce their rights and any claim they may have arising under the federal securities laws, since ARYZTA AG is a Swiss incorporated and domiciled company, and some or all of its officers and directors are residents of countries other than the United States. Investors may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US,securities laws. It may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No.

99.2 Articles of Association of ARYZTA AG;
99.3 Annual Report for IAWS Group plc for the year ended July 31, 2005
99.4 Annual Report for IAWS Group plc for the year ended July 31, 2006
99.5 Annual Report for IAWS Group plc for the year ended July 31, 2007
99.6 Unaudited consolidated interim results relating to IAWS for the six months ended January 31, 2008
99.7 Annual Report for Hiestand Holding AG for the year ended December 31, 2005
99.8 Annual Report for Hiestand Holding AG for the year ended December 31, 2006

99.9 Annual Report for Hiestand Holding AG for the year ended December 31, 2007
99.10 Consent letter of KPMG Chartered Accountants;
99.11 Consent letter of J&E Davy;
99.12 Consent letter of Credit Suisse;
99.13 Scheme Document dated June 30, 2008 describing the terms of the proposed scheme of arrangement sent to shareholders of IAWS Group plc.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by ARYZTA AG with the Securities and Exchange Commission concurrently with the furnishing of this Form CB on July 14, 2008.

PART IV - SIGNATURES

(Signature)

Pat Morrissey
General Counsel & Group Company Secretary
Of ARYZTA AG
(Name and Title)

June 14, 2008
(Date)

Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. When considering what action you should take you are recommended to obtain advice from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser, who, if you are taking such advice in Ireland, should be authorised or exempted under the Investment Intermediaries Act 1995 of Ireland (as amended) or the European Communities (Markets in Financial Instruments) Regulations 2007 of Ireland (as amended) and if you are taking such advice in the United Kingdom, should be authorised pursuant to the Financial Services and Markets Act 2000 of the United Kingdom.

ARYZTA AG

(a stock corporation under Swiss law, under registration number CH-020.3.032.251-9)

Listing of up to 78,940,460 ARYZTA Shares with a nominal value of CHF0.02 each on the main segment of the SWX Swiss Exchange and Introduction to the Official List of the Irish Stock Exchange and to trading on its regulated market

ARYZTA AG and the Directors, whose names are set out on page 13 of this Prospectus, accept responsibility for the information contained in this Prospectus. To the best of the knowledge and belief of the Company and the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this Prospectus for which they are responsible is in accordance with the facts and no material factor has been omitted.

Application has been made to the Irish Financial Services Regulatory Authority ("**Financial Regulator**"), as competent authority under Directive 2003/71/EC (the "Prospectus Directive"), for this Prospectus to be approved. Such approval relates only to ARYZTA Shares which are to be admitted to trading on the regulated market of the Irish Stock Exchange or other regulated markets for the purposes of Directive 2004/39/EC or which are to be offered to the public in any member state of the EEA. The Financial Regulator only approves this document as meeting the requirements imposed under Irish and EU law pursuant to the Prospectus Directive.

Application has been made to the Admission Board of the SWX Swiss Exchange ("SWX") for all of the ARYZTA Shares in issue, and resolved to be issued, on the Effective Date together with the 7,894,046 ARYZTA Shares that are part of the conditional share capital to be admitted to listing on the main segment of the SWX. It is expected that admission will become effective and that trading in the ARYZTA Shares will commence on SWX at 9.00 am (Zurich Time) on 22 August 2008 under the symbol "ARYN".

Application will be made to the Irish Stock Exchange for all of the ARYZTA Shares in issue, and resolved to be issued, on the Effective Date to be admitted to the Official List of the Irish Stock Exchange and to trading on its regulated market. It is expected that admission will become effective and that trading in the ARYZTA Shares is expected to commence on the Irish Stock Exchange at 8.00 a.m. (Dublin time) on 22 August 2008 under the symbol "YZA".

Application has been made for the ARYZTA Shares to be accepted for clearance through SIS SegaInterSettle AG ("SIS") with effect from admission. ARYZTA Shares will be registered shares with a nominal value of CHF0.02 each and the shares will be fully paid up at Admission. In addition, it is intended that delivery will be made in book entry form through SIS. ARYZTA Shares will not be issued in certificated form and will not be available for individual physical delivery.

The language of this prospectus is English. Certain legislative references and technical terms have been cited in their original language in order that the correct technical meaning may be ascribed to them under applicable law.

The distribution of this Prospectus and the offer, sale and/or issue of ARYZTA Shares in certain jurisdictions may be restricted by law. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy, or subscribe for, any ARYZTA Shares, to any person, in any jurisdiction, to whom, or in which jurisdiction, such offer or solicitation would be unlawful. Save as determined by the Company at its sole discretion and pursuant to applicable laws, this Prospectus is not for distribution in, into, or from Canada, Australia, Japan or any other jurisdiction which in, into, or from which, it would be unlawful to offer, solicit an offer, sell or deliver ARYZTA Shares ("**Restricted Jurisdiction**" and each a "**Restricted Jurisdiction**") and ARYZTA Shares may not be offered, sold, delivered or transferred, directly or indirectly, in, into, or from, any Restricted Jurisdiction or to or for the account of any other national, resident or citizen of any Restricted Jurisdiction.

Securities may not be offered or sold in the United States unless they are registered under the US Securities Act or are exempt from such registration. The ARYZTA Shares will not be registered under the US Securities Act and will be issued to IAWS Shareholders in the United States pursuant to the Scheme in reliance on the exemption from registration provided by Section 3(a)(10) of that Act and to Hiestand Shareholders in the United States pursuant to the Hiestand Merger Agreement in reliance on the exemption from registration provided by Rule 802 under that Act. In addition, the ARYZTA Shares have not been and will not be registered under the securities laws of any state of the United States, and will be issued in the United States in reliance on available exemptions from such state law registration requirements. In particular, US persons should note the matters set out in paragraph 11 of Part 5 (Information on the Merger) of this Prospectus. Neither the SEC nor any US state securities commission has reviewed or approved this document, the Scheme, the Hiestand Merger Agreement or the issue of ARYZTA Shares, and any representation to the contrary is a criminal offence in the United States.

Certain terms used in this Prospectus, including certain business related terms, are defined or explained in Part 10 (Definitions) and Part 11 (Glossary).

This Prospectus should be read in its entirety, in particular, your attention is drawn to Part 2 (Risk Factors).

The date of this Prospectus is 11 July 2008

Davy, which is authorised and regulated by the Financial Regulator, is acting as financial adviser exclusively to the Company, and as sponsor exclusively to the Company, and no one else in connection with the Merger and Admission and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Davy nor for providing advice in connection with the Merger, Admission, the content of this Prospectus or any matter or arrangement referred to herein.

Credit Suisse, which is regulated by the Swiss Federal Banking Commission, is acting as financial adviser exclusively to the Company, and as listing agent exclusively to the Company, and no one else in connection with the Merger and Admission and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Credit Suisse nor for providing advice in connection with the Merger, Admission, the content of this Prospectus or any matter or arrangement referred to herein.

ARYZTA AG of Othmarstrasse 8, 8008 Zurich, Switzerland, assumes responsibility for the completeness and accuracy of this Prospectus pursuant to Section 4 of Scheme A of Annex 1 of the SWX Listing Rules. This Prospectus also constitutes a Listing Prospectus under the SWX Listing Rules. ARYZTA confirms that, to the best of its knowledge and belief, the information contained in this Prospectus is correct and no material factor has been omitted. No person has been authorised to give any information or make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorised by Davy or the Company. Neither the delivery of this Prospectus nor any exchange of shares, sale, purchase or subscription made on the basis hereof shall, under any circumstances, create any implication that there has been no significant change in the affairs of the Company since the date hereof or that the information herein is correct as of any time subsequent to its date. The contents of this Prospectus should not be construed as legal, business or tax advice. You should consult your own solicitor, independent financial adviser or tax adviser for legal, financial or tax advice.

None of ARYZTA, the Directors of ARYZTA or their respective representatives is making any representation to any person regarding the legality of an investment by any person under appropriate investment or similar laws. You should consult with your own advisers as to the legal, tax, business, financial and related aspects or any proposed acquisition of ARYZTA Shares.

Copies of this Prospectus are available free of charge in Switzerland from Credit Suisse, Zurich, Dept. VAIE 65 (tel: +41 44 333 43 85, fax: +41 44 333 23 88, email: equity.prospectus@credit-suisse.com).

This document has been made available to the public in Ireland in accordance with Part 8 of the Prospectus Regulations by the same being made available, free of charge and in printed form, at the registered office of IAWS at 151 Thomas Street, Dublin 8, at the offices of Davy, Davy House, 49 Dawson Street, Dublin 2, and at the offices of Matheson Ormsby Prentice, 70 Sir John Rogerson's Quay, Dublin 2, in Ireland. This Prospectus is also being made available to persons in Ireland and Switzerland at www.iaws.com.

This Prospectus contains trade names, trade marks, logos, product names, service names and brands which are proprietary to ARYZTA or, as the case may be, to the Enlarged Group.

NOTICE TO US INVESTORS

The Acquisition relates to the shares of an Irish company and is proposed to be made by means of a scheme of arrangement provided for under Irish company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the US Exchange Act. Accordingly, the Acquisition is subject to the disclosure requirements and practices applicable in Ireland to schemes of arrangement, which differ from the disclosure requirements of the US tender offer rules.

The Hiestand Merger relates to the shares of a Swiss company and is proposed to be made by means of a statutory merger under Swiss law. Accordingly, the Hiestand Merger is subject to the disclosure requirements and practices applicable in Switzerland to statutory mergers, which differ from the disclosure requirements of the United States.

Financial information included in this document has been prepared, unless specifically stated otherwise, in accordance with accounting standards applicable in Ireland or Switzerland and thus may not be comparable to the financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

It may be difficult for investors to enforce their rights and any claim they may have arising under the federal securities laws, since ARYZTA is a Swiss incorporated and domiciled company, and some or all of its officers and directors are residents of countries other than the United States. Investors may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. It may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER RSA 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF THE STATE OF NEW HAMPSHIRE THAT ANY

DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT, ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus, including those in Part 2 (Risk Factors), Part 4 (Information on the Enlarged Group), Part 7 (Operating and Financial Review relating to IAWS) and Part 8 (Operating and Financial Review relating to Hiestand) of this Prospectus constitute "forward-looking statements". In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "forecasts", "plans", "prepares", "anticipates", "expects", "intends", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Enlarged Group or the industry in which it operates, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In particular, certain statements in this Prospectus relating to future financial results, plans and expectations regarding the Enlarged Group's business, growth and profitability, as well as the general economic conditions to which the Enlarged Group is exposed, are forward-looking in nature and may be affected by factors including certain risk factors. These risk factors are set out in Part 2 (Risk Factors).

It is strongly recommended that investors read Part 2 (Risk Factors), Part 4 (Information on the Enlarged Group), Part 7 (Operating and Financial Review relating to IAWS) and Part 8 (Operating and Financial Review relating to Hiestand) of this Prospectus for a more complete discussion of the factors which could affect the Enlarged Group's future performance and the industry in which it operates. In light of these risks, uncertainties and assumptions, the forward-looking events described in this Prospectus may not occur. Due to such uncertainties and risks, you should not place undue reliance on such forward-looking statements, which speak only as at the date of this Prospectus. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, unanticipated events, new information or otherwise occurring after the date of this Prospectus except as required by law or by any appropriate regulatory authority.

INTERPRETATION

Certain terms used in this Prospectus, including certain business related terms, are defined or explained in Part 10 (Definitions) and Part 11 (Glossary).

All times referred to in this Prospectus are referenced to Dublin time or Zurich Time as stated.

BASES AND ASSUMPTIONS

Unless otherwise stated herein, the bases and assumptions used in this Prospectus are that:

- Completion has occurred.
- Admission occurs on 22 August 2008.

NO INCORPORATION OF WEBSITE INFORMATION

The contents of the Enlarged Group's websites or any other website referred to in this Prospectus do not form part of this Prospectus.

ROUNDING

Percentages in certain tables in this Prospectus have been rounded and accordingly may not add up to 100 per cent. Certain financial data has also been rounded. As a result of this rounding, the totals of data presented in this Prospectus may vary slightly from the actual arithmetic totals of such data.

INDUSTRY AND MARKET DATA

This Prospectus includes information about markets in which the Enlarged Group competes, including market share, market growth and industry data, as well as information on the Enlarged Group's competitive position and the competitive position of third parties, which were obtained by the Enlarged Group from industry publications and surveys and internal Enlarged Group surveys. Third party industry data, market and statistical and other information was, in addition, obtained from the following sources:

- market research reports produced by GIRA Consultancy and Research
- market research reports produced by Euromonitor International

The Company confirms that the information in this Prospectus obtained from third party sources has been accurately reproduced. So far as the Company is aware and has been able to ascertain from information published by such third parties, no facts have been omitted which would render the reproduced information inaccurate or misleading. Such sources generally state that their information is obtained from sources they believe reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of assumptions. The Company believes that the market information in this Prospectus provides fair and adequate estimates of its addressable markets and fairly reflects its position within these markets, but has not independently verified this data or determined the reasonableness of such assumptions.

This Prospectus contains certain market information and other statements regarding the industry in which the Enlarged Group operates and the Enlarged Group's position relative to its competitors. To the extent that no source is given for information contained in the Prospectus, or is identified as being the Director's belief, such information is based on the following: (i) information obtained from trade and business organisations and associations and other contacts within the industries in which it competes, as well as information published by its competitors and (ii) the Directors' business experience, experience in the industry and experience of the local markets in which the Enlarged Group operates. However, the Directors' estimates have not been verified by Davy or any independent expert, and the Company cannot guarantee that a third party using different methods to assemble, analyse or compute market data would obtain or generate the same results. In addition, competitors may define their markets and their own relative positions in these markets in a different manner than the Enlarged Group does.

CONTENTS

PART 1

SUMMARY

The following summary should be read as an introduction to the more detailed information contained elsewhere in this Prospectus. Any decision by a prospective investor to invest in the ARYZTA Shares should be based on consideration of this Prospectus as a whole. Where a claim relating to the information contained in this Prospectus is brought before a court, a plaintiff investor may, under the relevant national legislation of member states of the EEA which have implemented the relevant provisions of the Prospectus Directive, be required to bear the costs of translating this Prospectus before legal proceedings are initiated. Civil liability attaches to those persons who are responsible for the summary, including any translation of the summary, but only if the summary is misleading, inaccurate or inconsistent when read together with other parts of this Prospectus.

1 INTRODUCTION

On 9 June 2008, the IAWS Board and the Hiestand Board announced that they had agreed the terms of a recommended merger of IAWS and Hiestand to create an international value-added bakery and convenience food company to be called ARYZTA. The structure of the Merger is summarised in paragraph 7 of this Part 1. A more detailed description of the Merger is set out in Part 5 (Information on the Merger) of this Prospectus. It is expected that, subject only to Admission, the Merger will become unconditional and occur on 21 August 2008, being the Effective Date.

Application has been made for the ARYZTA Shares in issue, and resolved to be issued, on the Effective Date together with 7,894,046 ARYZTA Shares that are part of the conditional share capital, to be listed on the main segment (*Hauptsegment*) of the SWX. It is expected that admission to the SWX will become effective and that trading in the ARYZTA Shares will commence on SWX at 9.00 a.m. (Zurich Time) on 22 August 2008.

Application will be made for ARYZTA Shares in issue, and resolved to be issued, on the Effective Date to be admitted to the Official List of the Irish Stock Exchange and to trading on its regulated market. It is expected that admission to the Irish Stock Exchange will become effective and that trading in the ARYZTA Shares will commence on the Irish Stock Exchange at 8.00 a.m. (Dublin time) on 22 August 2008.

Immediately following the completion of the Merger, IAWS Shareholders will hold approximately 91.3 per cent. of the ARYZTA Shares and Hiestand Shareholders (excluding for these purposes the shareholding of IAWS, or any subsidiary of IAWS, in Hiestand) will hold approximately 8.7 per cent. of the ARYZTA Shares (calculated on a Fully Diluted Basis).

2 OVERVIEW OF THE ENLARGED GROUP

The Merger is a combination of two value-added bakery and convenience food businesses operating in different markets. The Enlarged Group will be a leading international value-added bakery and convenience food group and will benefit from a portfolio of brands, a diverse geographic spread and an experienced management team with a proven track record.

Both IAWS and Hiestand have a track record of growth in the value-added bakery and convenience food segment in two largely separate geographies. ARYZTA will be a leading international food business focused on this segment with geographic reach extending across North America, Europe and Asia. The Board believes the existing businesses of the Enlarged Group constitute an excellent platform for future organic growth and strategic consolidation opportunities.

The businesses of the Enlarged Group have approximately 200,000 customers worldwide serviced through different retail and food service channels.

Origin Enterprises plc ("Origin"), a quoted subsidiary, operates in the agri-nutrition and ambient food sectors. IAWS is the majority shareholder in Origin and consolidates its results.

The unaudited *pro forma* condensed income statement for the 12 month period to 31 July 2007, as presented in Part 12 (Index to Financial Information) indicates that for that period the Enlarged Group had:

- *pro forma* revenue of €2.3 billion (CHF3.8 billion);
- EBITA of €213 million (CHF343 million); and

- net income of €145 million (CHF233 million).[1]

3 SUMMARY HISTORICAL FINANCIAL INFORMATION

IAWS Group

The summary financial information below has been extracted without material adjustment from the financial information set out in Part 12 (Index to Financial Information) of this Prospectus. The financial information presented below is rounded to the nearest thousand euro, except for diluted earnings per share, which is presented in euro.

	Six months ended 31 January 2008 € (000's)	*Year ended 31 July 2007 € (000's)*	*Year ended 31 July 2006 € (000's)*	*Year ended 31 July 2005 € (000's)*
Revenue	1,127,473	1,907,619	1,557,305	1,408,174
Operating profit	72,968	153,253	106,062	102,551
Profit before tax	69,218	149,810	117,786	111,771
Profit for the period	58,956	123,473	99,129	94,636
Diluted earnings per share (€)	43.18 cent	96.04 cent	77.77 cent	74.87 cent
Fixed assets	1,600,690	1,490,345	810,310	754,964
Current assets	613,593	464,890	370,805	309,500
Total assets less current liabilities	1,707,799	1,498,526	857,688	745,306
Net assets	801,189	766,728	480,736	383,355

Hiestand Group

The summary financial information below has been extracted without material adjustment from the financial information set out in Part 12 (Index to Financial Information) of this Prospectus. The information presented below is rounded to the nearest thousand Swiss Francs, except for earnings per share, which is presented in Swiss Francs.

	Year ended 31 December 2007 CHF (000's)	*Year ended 31 December 2006 CHF (000's)*	*Year ended 31 December 2005 CHF (000's)*
Net sales	740,627	516,099	449,592
Operating profit	67,254	52,251	45,711
Profit before tax	58,250	49,245	42,461
Profit for the year	48,279	36,754	31,956
Earnings per share (CHF)	85.00	64.77	59.39
Fixed assets	488,158	464,372	258,005
Current assets	169,745	154,380	100,789
Total assets less current liabilities	501,272	487,096	281,129
Net assets	319,890	270,486	234,788

1 Source: Unaudited *pro forma* condensed financial information set out on pages F-248 to F-250 of this document. Fx rate 1 = 1.61 Swiss Francs.

4 COMPETITIVE STRENGTHS

The Company believes that the following are the Enlarged Group's key competitive strengths:

- Strategically positioned in a high growth segment of the bakery market.
- Significant proprietary technology and intellectual property.
- A focus on product and concept innovation and on continuously adapting its products to meet changing consumer tastes.
- A flexible manufacturing and distribution model which allows the Enlarged Group to quickly adapt its product offering to changes in customer tastes.
- Geographical reach extending across North America, Europe, Asia and Australia which will create opportunities for cross selling of products and concepts between markets.
- A logistics network which delivers food products to more than 140,000 DSD customers through over 900 routes.
- Significant channel and product diversification such that the Enlarged Group is not dependent on any single distribution channel or market segment.
- The combination of Hiestand and IAWS creates an international player of scale within the value-added bakery segment.

5 OBJECTIVES AND STRATEGY

ARYZTA will focus on creating value for its shareholders through the development of its value-added baked goods businesses and its investment in Origin.

ARYZTA's primary strategic objectives following the Merger will be:

- To build on the excellent track record of IAWS and Hiestand from a position of enhanced scale and geographic reach to deliver significant value for shareholders, employees, customers, suppliers and business partners.
- To focus on innovative product development.
- To deliver synergies from the Merger.
- A doubling of the earnings base of ARYZTA within 5 years.

Following completion of the Merger, ARYZTA will have a strong balance sheet which the Directors believe will facilitate future consolidation opportunities.

6 BOARD AND MANAGEMENT

The Board will initially comprise 15 directors, made up of 12 Non-Executive Directors and 3 Executive Directors. The Non-Executive Directors will be the existing members of the IAWS Board, the existing non-executive members of the Hiestand Board and Lyndon Lea of Lion Capital.

The Board will be chaired by Denis Lucey (current Chairman of IAWS) acting as Non-Executive Chairman with Wolfgang Werlé (current Chairman of Hiestand) acting as Non-Executive Deputy Chairman. The Executive Directors will comprise Owen Killian as Chief Executive Officer, Patrick McEniff as Chief Financial Officer and Hugo Kane as Chief Operating Officer.

7 SUMMARY OF THE MERGER

IAWS' relationship with Hiestand began in 2003 when IAWS acquired a 22 per cent. shareholding in Hiestand. In 2004, the then CEO of IAWS joined the Hiestand Board. This shareholding was increased to 32 per cent. in the financial year 2006. On 7 June 2008, IAWS entered into an agreement to purchase Lion Capital's 32 per cent. shareholding in Hiestand which would bring IAWS' total shareholding in Hiestand to 64 per cent. once completed. On 9 June 2008, the IAWS Board and the Hiestand Board announced the proposed merger of IAWS and Hiestand with a view to creating the global leader in value-added baked goods. Following the Merger, ARYZTA will be the holding company of the Enlarged Group.

The Merger is being unanimously recommended by the IAWS Board and the Hiestand Board. It is proposed that the Merger will be effected through the acquisition by ARYZTA of IAWS (by means of the Scheme) and, simultaneously with completion of the Scheme, the absorption into ARYZTA of Hiestand by means of a statutory merger under Swiss law pursuant to the Hiestand Merger Agreement.

Under the terms of the Scheme, the IAWS Shares will be cancelled and, on the Effective Date, IAWS Shareholders will receive 1 ARYZTA Share for every 2 IAWS Shares held by them at that time. The total number of ARYZTA Shares issued to IAWS Shareholders on Completion will constitute 91.3 per cent. of the entire issued share capital of ARYZTA (calculated on a Fully Diluted Basis). The Scheme Document, setting out the details of the Scheme, was despatched to IAWS Shareholders on 1 July 2007.

No fractions of ARYZTA Shares will be issued but all fractions of ARYZTA Shares to which IAWS Shareholders would otherwise be entitled shall be aggregated and sold in the market after the Effective Date and the net proceeds of such sale shall be paid in cash (in euro) to the relevant IAWS Shareholders in accordance with what would have otherwise .been their respective fractional entitlement.

Under the Hiestand Merger Agreement, the Hiestand Shareholders (excluding IAWS) shall receive 36 ARYZTA Shares for each Hiestand Share held by them immediately prior to Completion. The total number of ARYZTA Shares issued to Hiestand Shareholders on Completion will constitute 8.7 per cent. of the entire issued share capital of ARYZTA (calculated on a Fully Diluted Basis).

It is not intended that ARYZTA Shares would be issued in respect of the Hiestand Shares held by IAWS Group.

Hiestand together with IAWS and the Company entered into a Business Combination Agreement on 7 June 2008 under which the parties agreed to implement the Merger by means of the Scheme and the Hiestand Merger. Pursuant to the terms of the Business Combination Agreement, the Hiestand Merger Agreement was executed in compliance with Swiss Merger Law.

The Merger is conditional upon, amongst other matters, Admission, the approval of the Scheme by IAWS Shareholders, sanction of the Scheme by the Court, the approval of the Hiestand Merger by Hiestand Shareholders and certain anti-trust/competition approvals in Poland, Germany and Ireland.

8 CURRENT TRADING

IAWS

Set out below is an extract from the interim management statement for the 9 month period ended 26 April 2008 published by IAWS on 28 May 2008:

"Underlying Revenue

	Food Europe	*Food North America*	*Total Food*	*Origin*	*Group*
Group Revenue (€'000)	524.7	347.3	872.0	1,052.5	1,924.6
Revenue Increase	10.9%	30.5%	17.9%	52.6%	34.7%
Currency	3.2%	12.3%	6.5%	2.9%	4.8%
Acquisitions	(3.6%)	(30.9%)	(13.4%)	(27.6%)	(20.3%)
Underlying Growth	10.5%	11.9%	11.0%	27.9%	19.2%

Highlights

- *Group revenue of €1.9 billion, an increase of 34.7 per cent.*
- *Underlying IAWS Group revenue growth, excluding the impact of acquisitions and foreign exchange movements, of 19.2 per cent.*
- *All business segments contributed to operating performance*
- *Operating profit margin maintained throughout the Group*

Operating Performance

IAWS Group revenues increased by 34.7 per cent. to €1.9 billion over the period. IAWS Group's underlying revenue growth, which excludes the impact of acquisitions and foreign exchange movements, was 19.2 per cent. The Lifestyle Foods business saw a continuation of the robust rate of underlying revenue growth that was reported in the Interim Results announcement, with growth of 11.0 per cent. over the period. Notably, both Food Europe and Food North America contributed to this very strong performance, with Food Europe posting 10.5 per cent. underlying revenue growth and Food North America delivering 11.9 per cent. underlying revenue growth. Meanwhile Origin posted underlying revenue growth of 27.9 per cent. for the period.

Operating profit margin has been maintained throughout the group in the period.

The construction of the Group's new world class bakery and innovation centre at Grangecastle continues to plan with €135.1 million spent on the facility as at 26 April 2008.

Outlook

The Lifestyle Foods business will continue to focus on driving consumer footfall for its customers through its 'always fresh' and convenient food offerings. The Lifestyle Foods value-added bakery business model is more cost efficient for its customers than traditional bakery models. This gives the business a competitive edge in the current inflationary environment. The Group's consistent track record of strong operating performance and cash flow generation leaves IAWS well positioned to fuel future growth in this dynamic market place. The Group is confident that it can achieve the markets adjusted earnings[2] expectation for its financial year ended 31 July 2008."

The assumptions underlying these expectations are set out in paragraph 7.2 of Part 4 (Information on the Enlarged Group) and reported on by KPMG in Part I, Section B of Part 12 (Index to Financial Information).

As of the date of this document, trading remains in line with IAWS management's expectations and previous indications, and the IAWS Board is confident of the underlying financial and trading prospects for the IAWS Group for 2008.

Hiestand

Set out below is an extract from the management press release on first quarter results for 2008 published by Hiestand on 18 April 2008:

"Hiestand maintained the strong pace of organic growth in the first quarter of 2008. With an increase in sales of 12.8 per cent. to CHF185.1 million (compared with CHF164.7 million in the same period of the previous year), growth was even stronger than that of the first quarter of 2007 (12.3 per cent.). Currency effects influenced the sales figures to only a minimal extent of -0.4 per cent. The increase in turnover of 13.1 per cent. in the European segment was significantly above that of the previous year (12.3 per cent.), while development of the Asian markets was slower at an improvement of 5.1 per cent. (previous year: 11.6 per cent.). Hiestand believes that the reason for that development lies in the streamlining of the range of products and customers in Japan from which Hiestand anticipates a positive effect on profitability in the Asian business. Hiestand remains optimistic that the targeted organic growth of 8 to 10 per cent. in sales will be achieved in the current financial year."

As of the date of this document and based on the development of sales since beginning of the year, the Hiestand Board believes the achievement of the disclosed financial goals for fiscal 2008 of growing sales by more than 10 per cent., remains achievable.

9 DIVIDEND POLICY

Consistent with the Enlarged Group's strategy, the Company intends to follow a dividend policy which balances delivering returns to shareholders with the need to retain sufficient funds for investment in growth opportunities. ARYZTA intends to maintain a dividend payment ratio similar to IAWS historic policy.

ARYZTA intends to declare its first dividend in respect of the financial year ended 31 July 2009. ARYZTA dividends will be declared in Swiss Francs and paid in Euro and Swiss Francs. Dividends paid on the ARYZTA Shares are subject to Swiss withholding tax. No dividends have been declared and paid on ARYZTA Shares since incorporation.

Hiestand Group has paid the following dividends per registered share for each of the financial years: 2007: CHF22; 2006: CHF18; 2005: CHF15.

IAWS Group has paid the following dividends per ordinary share: for each of the financial years: 2007: 15.31 cent; 2006: 13.49 cent; 2005: 11.89 cent.

10 LISTING AND ADMISSION TO TRADING

Application will be made for the ARYZTA Shares in issue, and resolved to be issued, on the Effective Date together with 7,894,046 ARYZTA Shares that are part of the conditional share capital to be listed on the main segment (*Hauptsegment*) of the SWX. It is expected that admission to the

2 Before intangible amortisation and exceptional items

SWX will become effective and that trading will commence on SWX at 9.00 a.m. (Zurich time) on 22 August 2008.

Application has been made to the Irish Stock Exchange for the ARYZTA Shares in issue, and resolved to be issued, to be admitted to the Official List of the Irish Stock Exchange and to trading on its regulated market. It is expected that admission to the Irish Stock Exchange will become effective and that trading in the ARYZTA Shares will commence on the Irish Stock Exchange at 8.00 a.m. (Dublin time) on 22 August 2008.

Delisting of IAWS and Hiestand

Prior to the Effective Date, IAWS intends to apply to the Irish Stock Exchange and the London Stock Exchange for the listing of IAWS Shares to be cancelled. Upon registration of the Hiestand Merger in the Commercial Register of the Canton of Zurich, Switzerland, which is anticipated to take place on the Effective Date, Hiestand shall be delisted from the main segment of the SWX.

11 RISK FACTORS

A number of factors could materially and adversely affect the Enlarged Group's business, results of operations, financial condition, prospects and/or the Company's share price. Such factors are described in full in Part 2 (Risk Factors) of this document. Investors should carefully review the risks set out in Part 2 together with all the other information set out in this Prospectus.

PART 2

RISK FACTORS

All the information set out in this Prospectus should be carefully considered, together with the risks described below. If any of the following risks actually materialise, the Enlarged Group's business, financial condition, prospects and share price could be materially and adversely affected and Shareholders may lose all or part of their investment. The risks described below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The risks described below are given as at the date of this Prospectus. Further risks which are not presently known to the Directors at the date of this Prospectus, or that the Directors currently deem immaterial, may also have an effect on the Enlarged Group's business. The Directors consider the following risks, which are set out in alphabetical order, to be the most significant for Shareholders, but the risks listed do not necessarily comprise all those associated with an investment in ARYZTA.

1 RISKS RELATING TO THE ENLARGED GROUP

Acquisition risk

Part of the Enlarged Group's strategy may involve expanding its business through acquisitions of other businesses. Acquisitions will require the integration of new operations into the Enlarged Group's business. The Enlarged Group faces risks and challenges associated with managing growth, and ensuring that processes around acquiring and integrating new businesses are robust. If the Enlarged Group fails to integrate its acquisitions successfully, it could have a material adverse effect on its business, financial condition and operating results.

In addition, the Enlarged Group's acquisition strategy will involve numerous risks, including the potential inability to identify appropriate acquisition opportunities, and/or failure to conduct appropriate due diligence on their operations, possible failures of acquisitions to be profitable or to generate anticipated cash flows, the entry into markets and geographic areas where the Enlarged Group has limited or no experience, diversion of management's time and resources from core operations and potential difficulties in integrating operations and systems with those of acquired companies. While every effort will be made to ensure that any acquisition opportunities that are identified are appropriate for the Enlarged Group, if any of these individual risks, or a combination of them, materialises, this could have a material adverse effect on the Enlarged Group's financial condition or profitability.

Commodity price risk

The raw materials used in the Enlarged Group's business are largely commodities such as fuel, wheat, cocoa, sugar, oil and fats. These experience price volatility caused by external conditions (such as severe and prolonged weather conditions and natural disasters), commodity market fluctuations, currency fluctuations and changes in the EU Common Agricultural Policy and in governmental or EU attitudes towards agricultural programmes. Competitors can be affected differently by these factors.

The Enlarged Group purchases and sells certain commodities for its own use and may use derivative contracts to protect itself from movements in price caused other than by exchange differences. The Enlarged Group may be unable to increase its prices to offset increased costs of key raw materials, such as wheat, without suffering a reduction in volume, turnover and operating profits.

The cost of energy has risen significantly in recent years, due principally to the rise in the cost of oil. If the cost of energy was to remain at the current high levels or if it rose further and the Enlarged Group was unable to implement measures to mitigate costs relating to energy consumption or pass its costs onto customers, its operating profits might be materially adversely affected.

Competition

The Enlarged Group faces significant competition, both actual and potential, from existing competitors and other companies with large capital resources who may commence activities in competition with the Enlarged Group. Competition is based on, amongst other things, the range, price and quality of products and services offered, distribution capability and reputation. There can be no assurance that the Enlarged Group will be able to compete effectively against existing competitors or future new entrants.

The European and North American food industry is highly competitive. The Enlarged Group's competitors have varying abilities to withstand changes in market conditions. Some of the Enlarged Group's competitors are small, family-owned companies and some are multinational organisations with greater financial resources than the Enlarged Group. The Enlarged Group's ability to compete effectively will require continuous efforts in sales and marketing of existing products, development of new products and cost rationalisation.

The Enlarged Group also faces competition from food manufacturers that produce products that fall into different product categories from those marketed by it, but which are substitutable for its products.

If the Enlarged Group does not compete effectively, its business, results of operations and financial condition could be materially adversely affected.

Consumer demands

Consumer demand in the markets in which the Enlarged Group operates depends upon a range of factors outside the Enlarged Group's control, including demographic factors, consumer preferences and discretionary consumer spending (which is in turn influenced by factors such as general economic conditions, the availability of disposable income and general levels of consumer confidence). A decline in consumer demand or changes in consumer preference in the markets in which the Enlarged Group operates could substantially reduce the Enlarged Group's revenue and profitability and this may have a material adverse effect on its business, financial condition and operating results.

Consumer trends

There are a number of trends in consumer preferences which may impact on the Enlarged Group and the industry as a whole. These include changing consumer dietary trends, the availability of substitute products and an increasing preference for fresh and organic foods. In addition, concerns as to the nutritional value of certain foods may increasingly result in food manufacturers being encouraged to manufacture products with reduced levels of salt, sugar and fat in the ingredients used.

The Enlarged Group's success is dependent on anticipating changes in consumer preferences and on successful new product and process development and product relaunches in response to such changes. The Enlarged Group aims to introduce products or new or improved production processes on a timely basis in order to counteract obsolescence and decreases in sales of existing products. While the Enlarged Group devotes significant focus to the development of new products and to the research, development and technology process functions of its business, it may not be successful in developing new products or its new products may not be commercially successful. The Enlarged Group's future results and its ability to maintain or improve its competitive position will depend on its capacity to gauge the direction of its key markets and upon its ability to successfully identify, develop, manufacture, market and sell new or improved products in these changing markets.

Dependence on distribution channels

The Enlarged Group utilises third parties in respect of the distribution of certain products in various markets. Certain of the Enlarged Group's operations may be interrupted or otherwise adversely affected by delays in the distribution of these products by such third party distributors. If the Enlarged Group is forced to change a distributor, there is no guarantee that this would not interrupt supply continuity or result in additional costs.

Dependence on key management personnel

The performance and results of the Enlarged Group's business depends on the efforts and abilities of its executive team, senior management and other key personnel. Although it is believed that key employees could be replaced in an orderly fashion should the need arise, the loss of any of the executive team, senior management, or key personnel could lead to an adverse effect on the Enlarged Group's businesses, operating results and financial condition. The Enlarged Group has not taken out key man insurance for any of its employees because the Directors believe that the cost of obtaining key man insurance is disproportionate to its usefulness.

Dependence on suppliers/outsourcing

The Enlarged Group purchases a substantial proportion of the packaging, utilities and raw materials necessary to produce its products from third party suppliers. The Enlarged Group's operations may be interrupted or otherwise adversely affected by delays in the supply of these utilities, products or materials from such third parties, or the failure to meet product specifications or any change in the terms on which they are available. The Enlarged Group's operations are also affected by the prices of packaging, utilities and raw materials necessary in producing its products. The prices of such materials have been subject to fluctuations in the past and may be subject to fluctuations in the future. Any increases in the prices of packaging, utilities and raw materials could have a material adverse effect on the Enlarged Group's profits. The Enlarged Group has also outsourced the preparation and/or manufacture and/or warehousing of a number of its products. If the Enlarged Group is forced to change a supplier, manufacturer or provider of warehouse facilities, there is no guarantee that this would not interrupt supply continuity or result in additional costs.

Exchange rate and interest rate risks

Exchange rate risk arises principally where the Enlarged Group's revenue and expenditure are transacted in different currencies or assets and liabilities are denominated in currencies other than the euro. The Enlarged Group's principal exposure to exchange rate fluctuations is in relation to the euro/sterling, euro/US dollar, euro/CHF, sterling/CHF and euro/Canadian dollar. Accordingly, the Enlarged Group's business, financial condition and results of operations may be adversely affected by such fluctuations in exchange rates.

Interest rate risk arises from the extent to which the Enlarged Group holds interest rate-sensitive assets or is exposed to interest rate-sensitive liabilities. Increases in interest rates may therefore have a material adverse effect on the Enlarged Group's business, financial condition and results of operations.

Fire

The Enlarged Group operates 23 manufacturing sites and 111 DSD facilities. The number of the Enlarged Group's sites indicates that there is a statistical risk that one or more of the Enlarged Group's sites may suffer damage from fire, particularly given the flammable nature of flour and the baking activities carried out at several of the Enlarged Group's manufacturing sites. While the Enlarged Group believes that satisfactory procedures have been implemented on these sites to minimise this risk and that its insurance is adequate, there can be no assurance that such insurance will continue to be available on acceptable terms or that the amount of any particular fire claim will not exceed the amount of, or not be covered under, its insurance coverage. Further, there is a risk that damage to one of the Enlarged Group's sites caused by fire could result in business interruption or a material adverse effect on the day-to-day operation of the Enlarged Group's business or maintenance of the Enlarged Group's supply chain.

Gearing

Any investments or acquisitions that the Enlarged Group may make in the future may involve borrowing funds. Although the use of gearing may increase the return on those investments, it creates higher potential for loss, which could result in the Enlarged Group's financial condition being materially adversely affected.

Information technology

The Enlarged Group is reliant on its information technology systems for the provision of information regarding all aspects of its business in particular the level and type of stock held within the factories. Interruptions to the Enlarged Group's information technology systems could be caused by a number of factors including damage or interruption from fire, loss of power, unauthorised tampering, industrial action or an act of nature. Disaster recovery back up plans have been prepared by the Enlarged Group and are in place, but there can be no certainty that such plans will be effective in the event they need to be activated for a prolonged period of time. The failure of these stock management systems would restrict the ability of the Enlarged Group to comply with its obligations towards its customers which could have a material adverse effect on the Enlarged Group's business.

Litigation

The Enlarged Group operates in businesses where there is a risk of litigation. There can be no way of knowing the potential impact of any future litigation on the performance of the Enlarged Group.

Operational risk

Operational risks include those which could result from a potential breakdown in individual facilities (whether operated by, or on behalf of, the Enlarged Group) or the Enlarged Group's ability to control its human, physical and operating resources, as well as the risk associated with product contamination and general food scares affecting relevant products.

A further operational risk to the Enlarged Group is the risk of failure to address increasing compliance requirements particularly in the areas of health and safety, emissions and effluent control. The potential financial or reputational loss arising from failures in internal controls, flaws or malfunctions in computer systems, and poor product design or delivery, all fall within this category.

The Enlarged Group is also dependent on third parties for certain aspects of its business and operations. Failure by those third parties to maintain critical services or supplies could lead to disruption of those businesses and operations, which could adversely affect the Enlarged Group's results.

Product contamination

The packaging, marketing, distribution and sale of food products entails an inherent risk of contamination or deterioration, which could potentially lead to product liability, product recall and resultant adverse publicity. Such products may contain contaminants that could, in certain cases, cause illness, injury or death to consumers. Even an inadvertent shipment of contaminated products may lead to an increased risk of exposure to product liability claims. While the Enlarged Group has implemented procedures on its production facilities which are designed to minimise this risk, there can be no assurance that product liability claims will not be asserted against the Enlarged Group in the future or that it will not be obligated to undertake significant product recalls. If a material product liability claim is successful, the Enlarged Group's insurance may not be adequate to cover all liabilities it may incur, and the Enlarged Group may not be able to continue to maintain such insurance, or obtain comparable insurance at a reasonable cost, if at all. If the Enlarged Group does not have adequate insurance or contractual indemnification available, product liability claims relating to defective products could have a material adverse effect on the Enlarged Group's ability to market successfully its products and on its business, financial condition and operating results.

Even if a product liability claim is not successful or is not fully pursued, the negative publicity surrounding any alleged contamination or deterioration of the products sold by the Enlarged Group could have a material adverse effect on the Enlarged Group's goodwill, brand, image and profitability.

Regulation

The Enlarged Group's businesses are subject to extensive regulation. Such regulation controls matters such as traceability, distribution, health and safety and the environment.

As a manufacturer of products intended for human consumption, the Enlarged Group is subject to extensive legislation and regulation in Ireland, the United States, Switzerland, Asia and the European Union (i) with respect to its products, concerning their composition, manufacturing, storage, handling, packaging, labeling, advertising and product safety; (ii) with respect to its employees, concerning the health, safety and working conditions of employees and employee pension schemes; and (iii) generally, with respect to competitive and marketplace conduct. Existing legislation and modification to existing legislation and/or regulation and the introduction of new legislative and regulatory initiatives may affect operations and the conduct of the Enlarged Group's businesses, and the cost of complying with such legislation or modified and/or new legislation or regulation or the effects of such legislation or modified and/or new legislation or regulation may have an adverse effect on the results of the Enlarged Group's operations.

The Enlarged Group's past and present business operations and ownership and operation of property are subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates. These laws and regulations impose increasingly stringent environmental protection standards on it and affect, amongst other things, air emissions, waste water discharges, the use and handling of hazardous materials, noise levels, waste disposal practices and environmental clean-up. As a result, the Enlarged Group may be exposed to substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities. In addition, future developments such as changes in laws or environmental conditions may increase environmental costs and liabilities and could have an adverse effect on the results of its operations.

Trademarks and other proprietary rights

The Enlarged Group's success depends, in part, on its ability to protect current and future products through securing, enforcing and defending its intellectual property rights. The Enlarged Group relies on a combination of trademarks, copyright, trade secrets and contractual restrictions to establish and protect intellectual property rights relating to its products. These proprietary rights and contractual restrictions provide only limited protection, the extent of which varies among the countries in which the Enlarged Group operates.

There can be no assurance that third parties, including parties to whom the Enlarged Group discloses proprietary knowledge, information and know-how, will not attempt to misappropriate or challenge the Enlarged Group's right to such knowledge, information or know-how. Even if the Enlarged Group discovers evidence of infringement or misappropriation of its proprietary knowledge, its recourse may be limited or could require it to pursue litigation, which could involve substantial legal fees, costs and expenses and diversion of management's attention from the operation of the business.

Trading risks

The trading performance of the Enlarged Group may be affected by a number of factors outside its control, including:

- Changes in consumer preference or behaviour.
- Increased operating costs.
- Increases in government taxes and levies.
- Labour shortages or other adverse labour market conditions.
- Additional health and safety regulation.
- General economic conditions in its key markets of Ireland, the United Kingdom, continental Europe, Canada, the United States and Asia.

These factors may affect the Enlarged Group by, among other things, reducing demand as potential consumers switch to other products, which could have a material adverse effect on the results of its operations.

2 RISKS RELATING TO THE MERGER

Advantages from the Merger may not materialize

The success of the Merger depends on the ability of the Enlarged Group to effectively combine the businesses of IAWS and Hiestand, which will involve operational complexities.

There can also be no assurance, that post-Completion, the combination of the businesses of IAWS and Hiestand will achieve the anticipated synergies and benefits.

The potential benefits of the Merger can only be fully realised through a successful integration of the businesses and there is a risk that if the implementation of the integration plan does not proceed as contemplated, the anticipated synergies may not be realised, or they may not be realised according to the timescale contemplated. In addition, details of proposed synergies may need to be the subject of discussion and consultation with trade unions, employee representatives and European and local works councils as appropriate.

Failure to successfully combine the businesses of IAWS and Hiestand would have an adverse impact on the Enlarged Group's business, financial condition and results of operations.

Implementation of the Merger

Completion is conditional upon, among other things, approval of the Scheme by the IAWS Shareholders, sanction of the Scheme by the Court, approval of the Hiestand Merger by the Hiestand Shareholders and certain anti-trust/competition clearances. Any such approval, sanction or clearance may be refused or, in the case of the anti-trust/competition clearances, the relevant authority may seek to make its clearance subject to compliance by IAWS and Hiestand with onerous conditions. These conditions, if accepted, could have the effect, among other things, of imposing significant additional costs on the Enlarged Group, limiting the Enlarged Group's revenues, or imposing other operating restrictions upon the business of the Enlarged Group.

3 RISKS RELATING TO THE ENLARGED GROUP'S SHARES

Share price fluctuations and market conditions

The price at which the ARYZTA Shares are quoted and the price at which investors may realise their investment in ARYZTA Shares will be influenced by a large number of factors, some specific to the Enlarged Group and its operations and some which may affect the quoted food sector or quoted companies generally and which are outside the Enlarged Group's control. These factors include the performance of the Enlarged Group, large purchases or sales of the ARYZTA Shares, legislative changes in the food industry, general economic, political or regulatory conditions, changes in market sentiment towards ARYZTA, quoted food companies, or quoted companies generally or changes in applicable taxation regimes. The Enlarged Group's results may fall below the expectations of securities analysts and investors as a result of these or other factors. In addition, stock markets from time to time suffer significant price and volume fluctuations which could affect the market price of ARYZTA Shares, but which are unrelated to ARYZTA's operating performance. Any of these events could result in a decline in the market price of ARYZTA's Shares.

4 CHANGE IN DOMICILE

ARYZTA is a Swiss incorporated and domiciled company subject to Swiss law. The laws of Switzerland differ from those of Ireland with respect to the level and nature of protections offered to a shareholder. The interpretation of the Articles of Association will be governed by Swiss law. IAWS Shareholders should consult with their tax advisors regarding any change in tax treatment by virtue of holding shares, and potentially receiving dividends, in a Swiss incorporated and domiciled company.

PART 3

DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS

The following will be the directors of ARYZTA with effect from Admission:

Directors	
Denis Lucey*	(Non-Executive Chairman)
Wolfgang Werlé	(Non-Executive Deputy Chairman)
Owen Killian*	(Chief Executive Officer)
Patrick McEniff*	(Chief Financial Officer)
Hugo Kane	(Chief Operating Officer)
Albert Abderhalden	(Non-Executive Director)
Denis Buckley	(Non-Executive Director)
Beatrice Dardis	(Non-Executive Director)
J. Brian Davy	(Non-Executive Director)
Noreen Hynes	(Non-Executive Director)
Lyndon Lea	(Non-Executive Director)
William G. Murphy	(Non-Executive Director)
Hans Sigrist	(Non-Executive Director)
Paul N. Wilkinson	(Non-Executive Director)
Dr. J. Maurice Zufferey	(Non-Executive Director)
Company Secretary	Pat Morrissey
Registered Office	ARYZTA AG Othmarstrasse 8 8008 Zurich Switzerland
Irish Sponsor	Davy Davy House 49 Dawson Street Dublin 2 Ireland
Legal Advisers to the Company as to Irish law	Matheson Ormsby Prentice Sir John Rogerson's Quay Dublin 2 Ireland
Legal Advisers to the Company as to Swiss law	Niederer Kraft & Frey AG Bahnhofstrasse 13 8001 Zurich Switzerland
Auditor to IAWS and Reporting Accountant to the Company	KPMG Chartered Accountants 1 Stokes Place St Stephen's Green Dublin 2 Ireland
Swiss Listing Agent	Credit Suisse Paradeplatz 8 8001 Zurich Switzerland

* Current directors of ARYZTA together with Philipp Haas and Dr. Andreas Casutt. Philipp Haas and Dr. Andreas Casutt will retire immediately prior to Admission.

Paying Agent (*Hauptzahlstelle*)	Credit Suisse Paradeplatz 8 8001 Zurich Switzerland
Notices	Notices by the Company to its shareholders are validly made by publication in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt). Notices required under the SWX Listing Rules will be announced via the electronic media and, if required, published in Swiss newspapers in German and French, which are expected to be the Neue Zürcher Zeitung and Le Temps. Notices required under the Listing Rules of the Irish Stock Exchange will be announced through a Regulatory Information Service (being one of the services set out in Schedule 12 of Appendix 2 of the Listing Rules).
Depository	Capita IRG Trustees Ltd The Registry 34 Beckenham Road Beckenham Kent BR3 4TU United Kingdom
Auditor to the Company	KPMG AG Badenerstrasse 172 CH-8004 Zurich Switzerland
Auditor to Hiestand	KPMG AG Badenerstrasse 172 CH-8004 Zurich Switzerland
Bare Trustee	Capita Trust Company Limited The Registry 34 Beckenham Road Beckenham Kent BR3 4TU United Kingdom
Corporate Nominee	Capita IRG Trustees Ltd The Registry 34 Beckenham Road Beckenham Kent BR3 4TU United Kingdom

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	*Time and/or Date*[1, 2]
Latest time for lodging BLUE Forms of Proxy for the Court Meeting[3]	11.00 am on 22 July 2008
Latest time for lodging WHITE Forms of Proxy for the IAWS EGM	11.30 am on 22 July 2008
Voting Record Time	6.00 pm on 22 July 2008
Court Meeting	11.00 am on 24 July 2008
IAWS EGM[4]	11.30 am on 24 July 2008
Court Hearing (petitions to sanction the Scheme and to confirm the Reduction of Capital)	15 August 2008
Hiestand EGM	19 August 2008
Last day for dealings in, and for registration of transfers of, IAWS Shares and Hiestand Shares	20 August 2008
Cancellation of listing of IAWS Shares	20 August 2008
Trading in Hiestand Shares suspended	20 August 2008
Delisting date of Hiestand Shares	21 August 2008
Effective Date of the Scheme and completion of the Merger	**21 August 2008**
Expected date of Admission of, and commencement of dealings in, ARYZTA Shares	**22 August 2008**
Crediting of ARYZTA Shares/ARYZTA Depository Interests to SIS/ CREST accounts	22 August 2008

1. Unless otherwise stated, all references in this document to times are to Dublin time.
2. These times and dates (other than the dates of the Court Meeting and IAWS EGM) are indicative only and will depend, among other things, on the satisfaction or waiver of the Conditions and the date upon which the Court sanctions the Scheme and confirms the Reduction of Capital and, in the case of the IAWS EGM, the time that the preceding Court Meeting is concluded or adjourned.
3. If the BLUE Form of Proxy for the Court Meeting is not returned by this time, a BLUE Form of Proxy may be handed to the chairman of the Court Meeting before the start of the meeting and will still be valid.
4. To commence at 11.30 am or immediately after the conclusion or adjournment of the Court Meeting.

PART 4

INFORMATION ON THE ENLARGED GROUP

1 BACKGROUND TO AND REASONS FOR THE MERGER

IAWS' relationship with Hiestand began in 2003 when IAWS acquired a 22 per cent. shareholding in Hiestand. In 2004, the then CEO of IAWS joined the Hiestand Board. This shareholding was increased to 32 per cent. in the financial year 2006.

On 7 June 2008, IAWS entered into an agreement to purchase Lion Capital's 32 per cent. shareholding in Hiestand which would bring IAWS' total shareholding in Hiestand to 64 per cent. once completed. On 9 June 2008, the IAWS Board and the Hiestand Board announced the proposed merger of IAWS and Hiestand with a view to creating the global leader in value-added baked goods. Following the Merger, ARYZTA, a newly incorporated Swiss company, will be the holding company of the Enlarged Group. ARYZTA will be listed on the main segment of the SWX and the Official List of the Irish Stock Exchange.

Both IAWS and Hiestand have a track record of growth in the value-added bakery and convenience food segment in two largely separate geographies and following the Merger, ARYZTA will be an international leader in this segment. The Board believes the existing businesses of the Enlarged Group constitute an excellent platform for future organic growth and strategic consolidation opportunities.

The Board has identified the following specific reasons for the Merger:

- IAWS and Hiestand are complementary businesses operating in the value-added bakery segment with a focus on innovative product development.

- IAWS operates in North America, the UK, Ireland and France while Hiestand's main operations are in Switzerland, Germany, Austria, Poland and Asia (principally Malaysia, Japan and Turkey). The Board believes that these complementary markets will offer significant cross selling opportunities by the sale of IAWS products in markets in which Hiestand currently operates and similarly by the sale of Hiestand products in markets in which IAWS currently operates.

- IAWS and Hiestand deliver products to an extensive network of customers in foodservice and retail channels.

- IAWS and Hiestand have proprietary intellectual property and extensive direct store delivery infrastructure.

- IAWS and Hiestand have a shared corporate culture that emphasises people and process, customer focus and consumer relevance. Management of both groups are well known to each other having developed a relationship over 5 years, which dates back to the acquisition of a strategic shareholding by IAWS in Hiestand. The Merger is the culmination of this relationship.

2 COMPETITIVE STRENGTHS

The Board believes that the following are the Enlarged Group's key competitive strengths:

- Strategically positioned in a high growth segment

Structural changes in the bakery market are benefiting the value-added segment in which the Enlarged Group operates at the expense of the traditional bakery segment. The value-added bakery model offers superior efficiencies to the traditional model at a number of levels. It is space efficient: value-added products are not produced on-site (save for the final 20 per cent. bake-off) meaning customers save space which would otherwise be devoted to baking the product. It is labour efficient: customers need not retain skilled employees to perform the baking of the product. It is commodity efficient: bulk, off-site production of value-added products carries a higher conversion rate of ingredients to final product. Value-added products produce less waste because customers can bake-off small batches of the product throughout the day, matching supply to demand, rather than running the risk of baking an excessive amount of a perishable product at the beginning of the day.

- Proprietary technology and intellectual property

  The Enlarged Group will have the benefit of significant investments made by IAWS in its proprietary manufacturing technology, including a €200m investment at the Grangecastle facility in Dublin, and its developed state-of-the-art manufacturing processes. The Enlarged Group will have 23 manufacturing and innovation facilities located throughout the geographic locations in which it operates.

- Innovation

  The Enlarged Group is focused on driving end-consumer footfall for its customers (both in the retail sector and the foodservice sector) through product and concept innovation and through the provision of a diverse and differentiated food offering. The Enlarged Group has an extensive product range, which is continuously being adapted to meet changing tastes among consumers. The Enlarged Group intends to maintain this focus on product and concept innovation by continuing to invest annually in research and development.

- Customer focus

  The Enlarged Group operates a flexible manufacturing and distribution model and is able to quickly adapt its product offering to changes in customer tastes. It is also able to offer products that are tailored to particular regional tastes. In retail, the business works with its customers to provide value-added concepts through focusing on space profitability and differentiated offerings that satisfy consumers' continuous demand for high quality, appealing, and convenient products. In foodservice, the Enlarged Group works with its customers to maximise their profitability through focusing on menus, reducing staff costs, baking time and product waste.

- Geographic reach

  The Enlarged Group operates across four continents which are North America, Europe, Asia and Australia. This offers numerous opportunities for cross selling of products and concepts between markets. The Directors believe that the extended geographic footprint of the Enlarged Group improves its position vis-à-vis large-scale international customers who increasingly seek to source product from a single supplier across the various geographies in which they operate. It is anticipated that geographic diversification will also lead to a higher quality, more stable earnings profile, with cyclical fluctuations across economies smoothed at an aggregate level.

- Logistics

  The Enlarged Group delivers food products to more than 140,000 DSD customers through over 900 routes. Through central distribution, the Enlarged Group is capable of reaching approximately 200,000 customers in different retail and foodservice channels. These distribution networks help to minimise the Enlarged Group's customers' storage requirements.

- Training

  The distribution network is complemented by a high quality after-sales offering. The Enlarged Group has dedicated baking academies for training its customers' staff on execution of the bake-off and product presentation. This training infrastructure carries mutual benefits for the Enlarged Group and its customers. Improved product execution and presentation drive higher revenue and footfall for the customer. This added value together with the personal contact that is central to the training process, helps to cement the Enlarged Group's customer relationships.

- Channel and product diversification

  The Enlarged Group has a significant presence in both the foodservice and retail markets. It is not dependent on any single distribution channel or market segment. Within retail, it delivers to customers across major supermarket chains, local bakeries and convenience stores. Within foodservice, it delivers to customers across white table cloth, upmarket, casual and quick service restaurants in the foodservice market. The Enlarged Group will not be reliant on any one significant retail or foodservice customer.

- Scale

  The combination of Hiestand and IAWS creates an international player of scale within the value-added bakery segment. With its increased scale the Enlarged Group expects to be able to realise material procurement efficiencies, as well as benefit from incremental revenue opportunities arising, in particular, from its ability to track large-scale international customers across the geographies in which they operate. The Enlarged Group is well positioned as a large-scale, vertically integrated manufacturer and distributor of value-added bakery products to exploit the growth opportunities presented by these structural advantages.

3 OBJECTIVES AND STRATEGY

ARYZTA will focus on creating value for its shareholders through the development of its value-added baked goods businesses and its investment in Origin.

ARYZTA's primary strategic objectives following the Merger will be:

- To build on the excellent track record of IAWS and Hiestand from a position of enhanced scale and geographic reach to deliver significant value for shareholders, employees, customers, suppliers and business partners.
- To focus on innovative product development.
- To deliver synergies from the Merger.
- A doubling of the earnings base of ARYZTA within 5 years.

Following completion of the Merger, ARYZTA will have a strong balance sheet which the Directors believe will facilitate future consolidation opportunities. IAWS has successfully renegotiated certain of its existing financing facilities and the IAWS Board expects that, following Completion, the Enlarged Group will have the following financing facilities available to it:

- €795 million Revolving Credit Facility;
- USD450 million Guaranteed Senior Note Facility; and
- €450 million Origin Facility.

4 BUSINESS OVERVIEW

The Enlarged Group will be a leading international value-added bakery and convenience food group which, on a combined basis in the year ended 31 July 2007, operated in 4 different continents and served more than 200,000 customers.

The Enlarged Group will be comprised of two distinct business segments:

- Lifestyle Foods; and
- The business operated by Origin, a quoted agri-nutrition and food company.

Lifestyle Foods

The Lifestyle Foods business focuses on niche high quality growth segments of the value-added bakery and convenience food market. Lifestyle Foods is made up of the following two segments:

- Food North America (comprising the operations of IAWS based in the USA and Canada); and
- Food Europe and Food Asia (comprising the European operations of IAWS and the European and Asian operations of Hiestand).

A further description of each of these segments is set out below.

Food North America

IAWS operates three businesses in the North American market: Otis Spunkmeyer, La Brea Bakery and Cuisine de France Inc. Otis Spunkmeyer is a manufacturer, marketer, and distributor of branded fresh baked and sweet baked goods with a national customer base in the foodservice and retail channels. La Brea bakery is an artisan baker with substantial baking facilities in New Jersey and California. Cuisine de France Inc. supplies a number of convenience chains, independent supermarkets, produce markets, and delicatessens in Chicago and surrounding states with a full range of par-baked breads and frozen pre-proofed/ready-to-bake confectionery products. Food North America has 2,459 employees, 53 DSD points and eight manufacturing facilities. These extensive infrastructure and production capabilities service over 300 DSD routes and over 70,000 DSD customers.

Both La Brea Bakery and Otis Spunkmeyer have category leadership within the artisan segment of the non sweet baked goods market and the freshly baked cookies segment of the US value-added bakery market, respectively.

IAWS has made a substantial investment in developing its North American Lifestyle Foods business in the value-added bakery market through acquisition and capital investment in recent years. This has created an operation with modern bakery assets, strong brands and national reach. The North American business has a presence in both the foodservice and retail markets.

IAWS also has a joint venture with Tim Hortons, the largest quick service restaurant chain in Canada specialising in always-fresh coffee, baked goods and home-style lunches. The joint venture supplies the Tim Horton's estate and the Food North America business with bakery products from its world class facility in Ontario, Canada.

Food Europe and Food Asia

Food Europe comprises the IAWS Lifestyle Foods businesses in Ireland, the UK and France and the Hiestand business in Switzerland, Germany, Austria and Poland. Food Asia comprises Hiestand's asian operations.

The IAWS Lifestyle Foods business in Europe includes the following brands:

- Cuisine de France – a supplier of traditional French breads, pastries and also a wide range of continental-style breads, confectionery and hot savoury items. Cuisine de France provides a complete bake-off solution, primarily to the retail industry.
- Delice de France – a supplier of continental breads, viennoiserie, savoury and confectionery products, including hospitality goods, primarily to the foodservice and catering industry.
- Coup de Pates – a developer and distributor of bakery products to the bakery, craft and food service sectors in France.
- Carroll Cuisine – a supplier of chilled hams, sandwich fillings, ready meals and specialty products to both the foodservice and retail markets in Ireland.
- Pierres – a supplier of hot food to the retail and foodservice markets in Ireland.

The IAWS Lifestyle Foods business in Europe has an extensive product range in the value-added bakery market. It has 2,514 employees, 23 DSD points and 4 manufacturing facilities. These extensive infrastructure and production capabilities service over 300 DSD routes and over 50,000 DSD customers.

IAWS has invested in food infrastructure production facilities which it expects will underpin the business model of the Enlarged Group and future growth. IAWS has committed to invest €200 million from current capital resources in a facility in Grangecastle, Dublin. The investment will deliver:

- A new national distribution centre for Ireland.
- A world class manufacturing facility.
- A centre of excellence for research and development in product and concept innovation.

As of 30 April 2008, approximately €135 million of the committed budget for Grangecastle had already been spent. The commissioning of the facility will commence at the end of the current financial year of IAWS and the benefits from this investment are expected to be delivered from 2009 onwards.

Hiestand

The Hiestand Group operates in two main geographical markets: Europe, the core of the group includes operations in Switzerland, Germany, Austria and Poland, and Asia, comprising Malaysia, Japan and Turkey. In the financial year 2007, Hiestand recorded sales of CHF740.6 million. Hiestand has 11 manufacturing facilities, 3,200 employees and over 300 DSD serving 20,000 customers.

The Hiestand Group operates in the following main business segments:

Frozen bakery products

The frozen bakery product segment includes the production and sale of frozen bakery products to customers in both Europe and Asia. These products are sold in all Hiestand jurisdictions at various convenience levels.

The frozen bakery products business is core to Hiestand, generating CHF674.2 million or 91 per cent. of total sales in 2007. Germany and Switzerland are the two core markets, with Hiestand being a market leader in both countries.

In addition to its other key markets of Poland, Austria, Malaysia, Japan and Turkey, Hiestand exports frozen products to more than 40 countries all over the world. The main export markets are, among others, Denmark, UK, Ireland, Czech Republic, Italy, Australia and Singapore.

Hiestand's strategy in the area of frozen bakery products is to manage the whole value chain (procurement, wholesale activities, production, logistics and distribution, sales and offering additional services). Hiestand has a high level of competence in production of frozen bakery products and the distribution of such products to customer points of sales. In all key markets except for Japan, Hiestand operates through its wholly owned logistics fleet. In addition to premium products and logistics services, Hiestand offers its customers unique services such as employee training and other advisory services.

Chilled bakery products

In addition to the Hiestand Group's range of frozen products, a subsidiary, Fricopan also produces chilled products for a key account customer in Germany. Hiestand has also developed the technical competence to produce and sell MDP products. Both chilled and MDP products are sold in the retail market directly to end consumers. These products are sold in Europe only and primarily in Germany. Sales of these products amounted to CHF36.7 million, representing 5 per cent. of Hiestand sales in 2007.

Fresh bakery products

The fresh bakery product segment includes the production and sale of fresh bakery products to selected customers. Freshly baked products are only sold in the Zurich and Warsaw markets (and their immediate hinterlands). This service is offered to customers with limited space for baking and storage. The growth potential for fresh bakery products is limited as products can only be distributed to customers in close proximity to the factories. Approximately CHF14.8 million or 2 per cent. of sales were generated by this business segment in 2007.

Retail

The retail segment consists of sales by Hiestand's own baking shops and its retail outlets in Poland.

Further information on the businesses and operations of Hiestand is included in Part 8 of this document.

Origin

IAWS is the major shareholder in Origin with a holding of 71.4 per cent. Origin was created by IAWS with a dedicated management team to focus on and maximise the potential of the original core agri-nutrition and ambient food businesses of IAWS. In June 2007 Origin was floated on the IEX market of the Irish Stock Exchange and the AIM market of the London Stock Exchange raising approximately €100 million to finance its future plans and development.

Origin is a leading agri-nutrition and ambient food company. The agri-nutrition division, through its manufacturing and distribution operations in Ireland and the United Kingdom, has leading market positions in the supply of feed ingredients, crop nutrition and specialist marine proteins. Origin's ambient food division comprises sales, marketing, distribution and manufacturing activities in Ireland and has leadership positions in several ambient food categories.

Agri-Nutrition Division

Agri-nutrition comprises two principal activities, namely agri-inputs (animal feed ingredients and agricultural fertiliser) and marine proteins, with operations in Ireland, the UK and Poland.

The animal feed ingredients business is engaged in the sourcing, shipping, handling and distribution of grain and feed ingredients for the Irish animal feed and flour milling industries. The agricultural fertiliser business is involved in the importation, storage, blending, packing, wholesaling and retailing of fertilisers to co-ops, merchants, agents and farmers in Ireland, the UK and Poland. During 2008, Origin acquired Masstock a leading provider of specialty agronomy services directly to arable and grassland farm enterprises in the UK and Poland.

The marine proteins business involves the manufacture, distribution and retail of fishmeal and fish oil, which are key raw material ingredients of fish feed. In January 2008, Origin announced it had entered exploratory discussions with Austevoll Seafood ASA with a view to combining their respective fishmeal and fish oil operations in Europe. These discussions are ongoing with final agreement subject to confirmatory due diligence, mutually acceptable legal documentation, respective board approvals and receipt of relevant consents.

Ambient Food Division

Origin's food business owns three of Ireland's leading food brands, namely Shamrock, Roma and Odlums. Shamrock Foods is a leading ambient food company operating in the Irish retail grocery sector. Roma has a strong market position within the Italian food ingredient category and Odlums is Ireland's major flour miller and leading flour brand.

5 INTEGRATION AND SYNERGIES

The Board believes that the combination of IAWS and Hiestand will deliver significant value to shareholders in ARYZTA. Since IAWS took a strategic shareholding in Hiestand and appointed a representative to its board, the management of both groups have worked together on a number of initiatives and are familiar with each other. Consequently the Board considers the integration risk relating to the Merger to be low.

Synergies are expected to flow from a number of areas. The Merger will combine the intellectual property and know-how of both businesses. The Enlarged Group will benefit from access to the technology, innovation and distribution networks of both IAWS and Hiestand. There are expected to be significant cross selling opportunities for the two groups' respective products and concepts over the increased geographic spread of the Enlarged Group. ARYZTA will benefit from a more global customer focus, delivering consumer insights as well as the opportunity to leverage its brands into different territories. The Board also expects there to be scope for more efficient capacity utilisation at the Enlarged Group's production facilities.

The Board expects that the Merger will be integrated very quickly post Completion. Management of IAWS and Hiestand (with the exception of Martin Zwyssig, Hiestand Chief Financial Officer) are all remaining with the Enlarged Group. Hiestand will operate as a subsidiary of ARYZTA with its own operational management team. The Merger will not result in any material change in the conditions of employment of IAWS' employees. There is no current intention to alter the composition of the existing management and employee structure of IAWS in any material way or to reduce the overall employment levels in the Enlarged Group in any material way. Cost savings are expected to accrue from such areas as active taxation management and combining head office functions.

ARYZTA will operate research & development facilities in each of its major territories focused on developing products, concepts and innovations that can be employed throughout the Enlarged Group.

The Directors believe the strategic direction around ARYZTA together with its increased scale and financial capability is expected to drive consolidation in the industry.

6 DIVIDEND POLICY

Consistent with the Enlarged Group's strategy, ARYZTA intends to follow a dividend policy which balances delivering returns to shareholders with the need to retain sufficient funds for investment in growth opportunities. ARYZTA intends to maintain a dividend payment ratio similar to IAWS' historic policy.

The dividend policy will take into account the level of peer group dividends, the profitability and cash flows of ARYZTA and the desirability of providing shareholders with dividend payments increasing progressively over time. The ARYZTA Shares will be entitled to dividends paid, if any, for the first time for the fiscal year ending 31 July 2009. Dividends paid on the ARYZTA Shares are subject to Swiss withholding tax (see Part 9, paragraph 12.5.1 "Withholding Tax").

The declaration of future dividend payments will depend on ARYZTA's performance, financial position, future prospects and other relevant factors, including tax and other legal considerations.

No dividends have been declared and paid on ARYZTA Shares since incorporation.

Hiestand Group has paid the following dividends per registered share for each of the financial years: 2007: CHF22; 2006: CHF18; 2005: CHF15.

IAWS Group has paid the following dividends per ordinary share for each of the financial years: 2007: 15.31 cent; 2006: 13.49 cent; 2005: 11.89 cent.

7 CURRENT TRADING AND PROSPECTS

7.1 Current trading

IAWS

Set out below is an extract from the interim management statement for the 9 month period ended 26 April 2008 published by IAWS on 28 May 2008.

"Underlying Revenue

	Food Europe	*Food North America*	*Total Food*	*Origin*	*Group*
Group Revenue (€'000)	524.7	347.3	872.0	1,052.5	1,924.6
Revenue Increase	10.9%	30.5%	17.9%	52.6%	34.7%
Currency	3.2%	12.3%	6.5%	2.9%	4.8%
Acquisitions	(3.6%)	(30.9%)	(13.4%)	(27.6%)	(20.3%)
Underlying Growth	10.5%	11.9%	11.0%	27.9%	19.2%

Highlights

- *Group revenue of €1.9 billion, an increase of 34.7 per cent*
- *Underlying Group revenue growth, excluding the impact of acquisitions and foreign exchange movements, of 19.2 per cent*
- *All business segments contributed to operating performance*
- *Operating profit margin maintained throughout the Group*

Operating Performance

Group revenues increased by 34.7 per cent to €1.9 billion over the period. Group underlying revenue growth, which excludes the impact of acquisitions and foreign exchange movements, was 19.2 per cent. The Lifestyle Foods business saw a continuation of the robust rate of underlying revenue growth that was reported in the Interim Results announcement, with growth of 11.0 per cent over the period. Notably, both Food Europe and Food North America contributed to this very strong performance, with Food Europe posting 10.5 per cent growth and Food North America delivering 11.9 per cent underlying revenue growth. Meanwhile Origin posted underlying revenue growth of 27.9 per cent for the period.

Operating profit margin has been maintained throughout the group in the period.

The construction of the Group's new world class bakery and innovation centre at Grangecastle continues to plan with €135.1m spent on the facility as at 26 April 2008.

Outlook

The Lifestyle Foods business will continue to focus on driving consumer footfall for its customers through its 'always fresh' and convenient food offerings. The Lifestyle Foods value-added bakery business model is more cost efficient for its customers than traditional bakery models. This gives the business a competitive edge in the current inflationary environment. The Group's consistent track record of strong operating performance and cash flow generation leaves IAWS well positioned to fuel future growth in this dynamic market place. The Group is confident that it can achieve the markets adjusted earnings[3] expectation for its financial year ended 31 July 2008."

The assumptions underlying these expectations are set out in paragraph 7.2 of this Part 4 and reported on by KPMG in Part 1, Section B of Part 12 (Index to Financial Information).

As at the date of this document, trading remains in line with IAWS management's expectations and previous indications, and the IAWS Board is confident of the underlying financial and trading prospects for IAWS Group for 2008.

Hiestand

Set out below is an extract from the management press release on first quarter results for 2008 published by Hiestand on 18 April 2008:

3 Before intangible amortisation and exceptional items

"Hiestand maintained the strong pace of organic growth in the first quarter of 2008. With an increase in sales of 12.8 per cent. to CHF185.1 million (compared with CHF164.7 million in the same period of the previous year), growth was even stronger than that of the first quarter of 2007 (12.3 per cent.). Currency effects influenced the sales figures to only a minimal extent of -0.4 per cent. The increase in turnover of 13.1 per cent. in the European segment was significantly above that of the previous year (12.3 per cent.), while development of the Asian markets was slower at an improvement of 5.1 per cent. (previous year: 11.6 per cent.). Hiestand believes that the reason for that development lies in the streamlining of the range of products and customers in Japan from which Hiestand anticipates a positive effect on profitability in the Asian business. Hiestand remains optimistic that the targeted organic growth of 8 – 10 per cent. in sales will be achieved in the current financial year."

As of the date of this document and based on the development of sales since the beginning of current financial year, the Hiestand Board believes the achievement of the disclosed financial goals for 2008, i.e. growing sales by more than 10 per cent., remains achievable.

7.2 Profit Forecast

7.2.1 Profit forecast by IAWS for the year ended 31 July 2008

IAWS published an interim management statement on 28 May 2008, which included the following wording:

"The Group is confident that it can achieve the markets adjusted earnings[4] expectation for its financial year ended 31 July 2008".

The above statement represents a profit forecast.

For clarification, "adjusted earnings" is IAWS Group profit for the financial year attributable to equity shareholders adjusted for:

- intangible amortisation and related deferred tax;
- exceptional items, net of tax; and
- the effect on minority interest share of profits due to the dilutive effect of Origin equity entitlements.

At the time the directors of IAWS understood market expectations of IAWS Group adjusted earnings to be in the range of €135 million to €138.5 million, based on research published by five brokers covering IAWS.

The directors of IAWS have considered this statement and believe that IAWS Group will achieve adjusted earnings for the year ended 31 July 2008 of not less than €138.5 million.

7.2.2 Basis of preparation

The profit forecast is based on the unaudited consolidated interim results as at and for the 6 month period ended 31 January 2008, the unaudited management accounts for the 3 month period ended 30 April 2008 which formed the basis of the interim management statement, and a forecast for the 3 month period ended 31 July 2008.

The profit forecast has been prepared on a basis consistent with the accounting policies adopted by IAWS in the preparation of its audited consolidated financial statements as at and for the year ended 31 July 2007 set out in Part 12 (Index to Financial Information) of this document.

7.2.3 Principal assumptions

The Directors have prepared the profit forecast on the basis of the following assumptions, all of which are outside the control or influence of the Directors:

- There will be no material change in the ownership of and control of IAWS prior to 31 July 2008.
- There will be no material change to IAWS' customer's obligations or their ability or willingness to meet their obligations to IAWS from that currently anticipated by the Directors.
- There will be no material change in current trading conditions.

4 Before intangible amortisation and exceptional items.

- There will be no material change in legislation or regulatory requirements impacting IAWS' operations or its accounting policies.
- There will not be any changes in general trading and economic conditions in the countries in which IAWS operates or trades which would materially affect IAWS' business.
- There will be no business interruptions that materially affect IAWS, its major suppliers or its major customers by reason of technological faults, natural disasters, industrial disruption, civil disturbance or government action.
- There will be no material change to the competitive environment leading to an adverse impact on consumer preferences or the capacity of the business to penetrate new markets.

Part I, Section B of Part 12 (Index to Financial Information) of this Prospectus contains an accountant's report by KPMG in respect of this profit forecast.

8 CAPITAL RESOURCES

ARYZTA will be financed through three principal facilities: (i) a new 5 year committed bank facility which will provide €795 million of funding in the form of cash advances, letters of credit and bank guarantees, (ii) a Senior Note Facility which provides a total of USD450 million in term debt to the Enlarged Group with various maturities and (iii) a €450 million Origin facility that will provide funding in the form of term debt, cash advances, letters of credit and bank guarantees. A summary of the terms of the bank facilities referred to in (i), (ii) and (iii) above is set out in paragraph 16.4 of Part 9 (Additional Information) of this Prospectus.

9 INTELLECTUAL PROPERTY AND RESEARCH AND DEVELOPMENT

The Enlarged Group has rights (trademarks or licences) to various brands, the principal of which are:

- Otis Spunkmeyer
- La Brea
- Cuisine de France
- Delice de France
- Carroll Cuisine
- Coup de Pates
- Hiestand
- Fricopan
- Bake & more
- Back & Friends
- Suhr

The Enlarged Group has developed know-how over a number of years in respect of the design and commissioning of production facilities. The Enlarged Group has certain patents in respect of certain production equipment. However, the Enlarged Group is not dependent on such patents.

Through its extensive laboratory and testing facilities, the Enlarged Group pursues ongoing research and development programmes directed towards the development of new value-added products to ensure customer and consumer requirements are being anticipated and met on a continuing basis. IAWS has spent in excess of €17 million, cumulatively, over the 3 year period ended 31 July 2007 on research and development. Hiestand has spent in excess of CHF5 million, cumulatively, over the 3 year period ended 31 December 2007 on research and development.

10 EMPLOYEES

The following table shows the number of employees at the end of each of the last 3 financial years for which audited financial information has been published for IAWS and Hiestand as at 31 May 2008 (being the latest date practicable prior to the publication of this Prospectus). The number of temporary staff employed by the Enlarged Group is not significant.

	Geographic location	*Activity*	*2005*	*2006*	*2007*	*2008*(1)
IAWS	North America	Lifestyle Foods	1,009	1,140	2,368	2,459
	Europe	Lifestyle Foods	2,506	2,037	2,163	2,514
Origin	Ireland, UK, Poland	Agri-nutrition & ambient foods	—	617	609	1,267
			3,515	3,794	5,140	6,240
Hiestand	Europe, Australasia	Lifestyle foods	1,918	2,997	3,197	3,233
Enlarged Group			5,433	6,791	8,337	9,473

(1) as of 31 May 2008

11 PROPERTIES

Through its subsidiary companies, the Enlarged Group holds freehold or leasehold interests in premises used for manufacturing, warehousing, wholesaling, retailing or administration in Ireland, the UK, France, Poland, Switzerland, Germany, Austria, Malaysia, Japan, Turkey and North America. The Enlarged Group also holds a number of investment properties through its subsidiary Origin.

The table below identifies the Enlarged Group's principal properties as at 31 May 2008:

Location	*Nature of activities*
Freehold	
Germany	
Kolpingstrasse 1-3, 97447 Gerolzhofen	Production
Albert-Einstein-Strasse, 97447 Gerolzhofen	Administration
Auf der Haid 1, 79236 Vogtsburg- Achkarren	Distribution, Administration
Neuferchauer Weg 7, 38486 Immekath	Production, Administration
Nobelstrasse 66, 12057 Berlin	Production, Administration
Ireland	
Ballymount Road, Dublin 12	Distribution
Malaysia	
Lot 2, Jalan P10/14 Seksyen 10, 43650 Bandar Baru Bangi, Selangor Darul Ehsan	Administration, Production
Switzerland	
Ifangstrasse 9 – 11, 8952 Schlieren	Administration, Distribution
Industriestrasse 19, 8952 Schlieren	Factory Outlet
Industriestrasse 21, 5242 Lupfig	Distribution, Administration
United Kingdom	
Delice House, 149 Brent Road, Southall, Middlesex	Distribution
Leasehold	
Ireland	
Grangecastle Business Park, Clondalkin, Dublin 22	Production, Administration, Distribution, and Research and Development
Belgard Square, Tallaght, Dublin 24	Production and Distribution
France	
Bld de Beaubourg, Emerainville 77313, Marne la Vallée, Cedex 02	Distribution

Location	*Nature of activities*
Switzerland	
Industriestrasse 15, 5242 Lupfig	Production
Industriepark, 6252 Dagmersellen	Production, Administration
United States of America	
6315 East Stassney Lane, Suite 100, Austin, TX 78744	Production and Distribution
167 Overland Drive, West Columbia, SC 29172	Production and Distribution
11 Technology Drive, Swedesboro, New Jersey	Production and Distribution
15963 Strathern St, Van Nuys, CA	Production and Distribution
14390 Catalina St, San Leandro, CA 94577	Production, Distribution and Administration

Investment Properties

Ireland
Cork Docklands, Cork

The Board believes that the Enlarged Group's facilities meet its present needs and that the properties are generally well maintained and are suitable for their intended use. The Board also believes that the Enlarged Group generally has sufficient capacity to satisfy demand in the foreseeable future. The Board is not aware of any environmental issues or other constraints that would materially constrain the intended use of the Enlarged Group's facilities.

12 HISTORY

ARYZTA

ARYZTA was incorporated on 4 April 2008 for the purpose of the Merger.

IAWS

IAWS was floated on the Irish Stock Exchange and the London Stock Exchange in 1988. During the following decade it continued to develop its food and agri-nutrition businesses. In the financial years 1998 and 1999 IAWS Group purchased Cuisine de France (Ireland) and Delice de France (UK), respectively. These acquisitions were significant steps in the development of a core Lifestyle Foods business within IAWS Group.

In 2001, IAWS Group purchased La Brea Bakery in the US and further expanded its North American operations by forming a bakery joint venture with Tim Horton's, a coffee and bakery goods chain in Canada. In the financial year 2005, IAWS Group purchased Groupe Hubert, a French food company. In 2007 it acquired Otis Spunkmeyer, a leading brand in the US sweet baked goods market. Between 2003 and 2006, IAWS Group accumulated a 32 per cent. stake in Hiestand.

In October 2006, IAWS created Origin to develop a specialist focus around the core non Lifestyle Foods businesses of IAWS Group. Origin subsequently completed an initial public offering of approximately 25 per cent. of its share capital in June 2007.

Hiestand

Hiestand's history dates back to 1967 when Alfred Hiestand opened a bakery specialising in the supply of fresh bakery products to the catering trade. In 1997 Hiestand was floated on the main segment (*Hauptsegment*) of the SWX. From 1988 Hiestand has been developing its national and international business.

In 2005 HiCoPain, a joint venture between Hiestand (60 per cent.) and Coop (40 per cent.) started production in Switzerland. In 2006, Hiestand acquired Fricopan. Fricopan operates in Germany mainly as a supplier of the retail grocery channel.

13 RULE 9 WAIVER

Following Completion and Admission, ARYZTA will directly control Origin. Under Rule 9 of the Irish Takeover Rules, if a person acquires an interest in shares which, taken together with shares in which he and persons acting in concert with him are already interested, carry 30 per cent. or more of the voting rights of a company subject to the Irish Takeover Rules, then that person must normally make a general offer for all the remaining shares in the company. In this case, the Irish Takeover Panel has agreed to waive the obligation which would otherwise arise for ARYZTA to make an offer for Origin.

14 NO INTERRUPTION IN BUSINESS

During the past 3 years neither IAWS nor Hiestand has experienced any material interruption in their respective business operations.

PART 5

INFORMATION ON THE MERGER

1 INTRODUCTION

On 9 June 2008, the IAWS Board announced that it had entered into a share purchase agreement with Lion Capital to acquire 170,000 Hiestand Shares bringing the IAWS holding in Hiestand to 64 per cent of the issued share capital. On the same date, the IAWS Board and the Hiestand Board announced that they had agreed the terms of a recommended merger of ARYZTA, IAWS and Hiestand.

On announcement, the Merger was subject to (amongst other things) the satisfaction of certain conditions. The implementation of the Merger remains subject to the satisfaction of the conditions referred to in paragraph 6 of this Part 5.

2 STRUCTURE OF THE MERGER

It is intended that the Merger, which is being unanimously recommended by the IAWS Board and the Hiestand Board, will be effected through the acquisition by ARYZTA of IAWS (by means of the Scheme) and, simultaneously with completion of the Scheme, the absorption of Hiestand into ARYZTA by means of a statutory merger under Swiss law.

On 7 June 2008, IAWS, ARYZTA and Hiestand entered into the Business Combination Agreement to provide for matters relating to the implementation of the Merger. Hiestand and ARYZTA have entered into the Hiestand Merger Agreement providing for the implementation of the Hiestand Merger, conditional on, among other things, the approval of the Hiestand Shareholders at the Hiestand EGM. Under the terms of the Hiestand Merger, Hiestand Shareholders (other than IAWS and/or any subsidiary of IAWS) will receive 36 ARYZTA Shares for each Hiestand Share held by them. Under the terms of the Scheme, the IAWS Shares will be cancelled and, on the Effective Date, IAWS Shareholders will receive one ARYZTA Share for every two IAWS Shares held by them at that time.

A consequence of the completion of the acquisition of the Hiestand shares held by Lion Capital is that IAWS will become obliged under the Swiss takeover rules to make a public takeover offer to acquire all of the outstanding Hiestand Shares not owned by IAWS Group. In this regard IAWS and ARYZTA have announced their intention to submit a public exchange offer on the same terms as the Hiestand Merger. The exchange offer will lapse upon the Hiestand Merger becoming effective but will proceed if the Scheme is not approved and the Merger does not proceed.

A consequence of the Merger is that ARYZTA will directly control Origin. This change in control could, pursuant to Rule 9 of the Irish Takeover Rules, trigger an obligation upon ARYZTA to make a mandatory offer for the entire issued share capital of Origin unless the Panel grants a waiver in respect of that obligation. The Panel has however granted a waiver in respect of ARYZTA's obligations under Rule 9 in this regard and consequently no such offer will be made.

The total number of ARYZTA Shares issued to IAWS Shareholders (other than Lion Capital) on Completion of the Merger will constitute approximately 83.3 per cent. of the issued share capital of ARYZTA on Completion (on a Fully Diluted Basis). The total number of ARYZTA Shares issued to Hiestand Shareholders (other than IAWS and any subsidiary of IAWS) will constitute 8.7 per cent. of the entire issued share capital of ARYZTA on Completion (on a Fully Diluted Basis). It is not proposed that ARYZTA Shares will be issued in respect of the Hiestand Shares held by IAWS or any subsidiary of IAWS.

The ARYZTA Shares to be issued to Hiestand Shareholders and IAWS Shareholders on Completion will be issued credited as fully paid, will rank equally with the existing ARYZTA Shares and will be entitled to all dividends and other distributions declared or paid by ARYZTA by reference to a record date on or after the date of Admission.

3 IAWS SCHEME OF ARRANGEMENT

The purpose of the Scheme is to provide for ARYZTA to become the owner of the entire issued share capital of IAWS. This is to be achieved by the cancellation of the Scheme Shares held by IAWS Shareholders and the issuing of ARYZTA Shares to IAWS Shareholders.

The Scheme Document, setting out the details of the Scheme, was despatched to IAWS Shareholders on 1 July 2007. For the Scheme to become effective, a special resolution implementing the Scheme must be passed by IAWS Shareholders at the IAWS EGM and the Scheme must be approved by IAWS Shareholders at the Court Meeting by a majority in number of those IAWS Shareholders present and voting, either in person or by proxy, at the Court Meeting, representing 75 per cent. or more in value of all IAWS Shares held by such IAWS Shareholders. Under the terms of the Scheme, the IAWS Shares will be cancelled and, on the Effective Date, IAWS Shareholders will receive one ARYZTA Share for every two IAWS Shares held by them at that time.

The Reduction of Capital will be implemented under the Scheme. The issued (but not authorised) share capital of IAWS will be reduced by cancelling and extinguishing the Scheme Shares. The Reduction of Capital will require the confirmation of the Court and, if so confirmed, will result in IAWS' profit and loss account being credited with an amount equal to the aggregate nominal value of the Scheme Shares. The reserve will be capitalised in favour of ARYZTA by way of an issue of new IAWS Shares to ARYZTA, in exchange for the issue of the ARYZTA Shares.

No fractions of ARYZTA Shares will be issued but all fractions of ARYZTA Shares to which IAWS Shareholders would otherwise be entitled shall be aggregated and sold in the market after the Effective Date and the net proceeds of such sale shall be paid in cash (in euro) to the relevant IAWS Shareholders in accordance with what would have otherwise been their respective fractional entitlement.

The Scheme also requires the sanction of the Court as well as satisfaction or waiver of the other conditions to the Scheme.

On the Effective Date, the Scheme will be binding on all IAWS Shareholders irrespective of whether or not they attend or vote in favour of the Scheme at the Court Meeting or at the IAWS EGM.

4 THE HIESTAND MERGER AGREEMENT

Under the Hiestand Merger Agreement, ARYZTA acting as the acquiring company shall absorb Hiestand acting as transferring company. Hiestand's Shareholders shall receive ARYZTA Shares contemporaneously with the completion of the Scheme and Admission. The value of the ARYZTA Shares to be issued to Hiestand Shareholders will comply with the minimum price requirements under the SESTA and its implementing ordinances.

During the thirty day period prior to the Hiestand EGM, the Hiestand Shareholders shall be entitled to review the Hiestand Merger Agreement, the merger report jointly prepared by the Hiestand Board and the Board, the merger review prepared by KPMG AG and the financial statements of Hiestand for the last 3 years preceding the Merger. These documents are made available for the purposes of providing all necessary information to Hiestand Shareholders under Swiss law.

The Hiestand Shareholders must approve the Hiestand Merger Agreement by a resolution at the Hiestand EGM passed by at least two thirds of the votes cast at the Hiestand EGM representing a majority of the par value of the Hiestand Shares held by the Hiestand Shareholders at the Hiestand EGM.

During the thirty day period prior to the ARYZTA EGM, the ARYZTA Shareholders shall be entitled to review the Hiestand Merger Agreement, the merger report jointly prepared by the Hiestand Board and the ARYZTA Board, the merger review prepared by KPMG AG and the financial statements of Hiestand for the last 3 years preceding the Merger. These documents are made available for the purposes of providing all necessary information to ARYZTA Shareholders under Swiss law.

The ARYZTA Shareholders must approve the Hiestand Merger Agreement by a resolution at the ARYZTA EGM, passed by at least two thirds of the votes cast at ARYZTA EGM representing a majority of the par value of ARYZTA Shares held by the ARYZTA Shareholders at the ARYZTA EGM.

At the date of ARYZTA EGM, the only ARYZTA Shareholder will be IAWS.

Under the terms of the Hiestand Merger, the Hiestand Shares will be cancelled and on the date of Admission, Hiestand Shareholders (other than IAWS) will receive 36 ARYZTA Shares for each Hiestand Share.

5 LION CAPITAL

Under the Lion SPA, IAWS agreed to acquire 170,000 Hiestand Shares from Lion Capital, representing approximately 32 per cent. of the issued share capital of Hiestand in exchange for 12,700,000 IAWS Shares and cash of €30 million. Completion of the acquisition is conditional only on certain anti-trust clearances being obtained. Completion of the acquisition will give rise to a mandatory obligation on the part of IAWS to make an offer to acquire the Hiestand Shares not owned by it or any of its subsidiaries. IAWS would be obliged to offer Hiestand Shareholders the same value for their Hiestand Shares as those Hiestand Shareholders would be entitled to receive for their Hiestand Shares under the Hiestand Merger. Pursuant to a decision of the Swiss Takeover Board dated 6 June 2008, the obligation to make such a mandatory offer will cease to apply if the Hiestand Merger becomes effective and IAWS will not be obliged to make such a mandatory offer as long as it can be implemented by way of the Merger, provided the Merger becomes effective by October 31, 2008. If the Merger does not become effective by 31 October 2008, IAWS and ARYZTA will be required to proceed with the mandatory offer in accordance with Swiss takeover law.

6 CONDITIONS TO THE IMPLEMENTATION OF THE MERGER

In summary, the implementation of the Merger is conditional upon:

(a) the approval of the Scheme by a majority in number representing 75 per cent. or more in value of the IAWS Shareholders present and voting, either in person or by proxy, at the Court Meeting;

(b) the IAWS Resolution being duly passed by the requisite majority of IAWS Shareholders at the IAWS EGM;

(c) the approval of the Hiestand Merger Agreement by Hiestand Shareholders representing at least $66^2/_3$ per cent. of the votes represented at the Hiestand EGM and a majority of the par value of the Hiestand Shares represented at the Hiestand EGM;

(d) the approval of the Hiestand Merger Agreement by the ARYZTA Shareholder consisting of at least $66^2/_3$ per cent. of the votes represented at the ARYZTA EGM and a majority of the par value of the ARYZTA Shares represented at the ARYZTA EGM (IAWS being the only such shareholder at that time);

(e) Admission; and

(f) certain anti-trust/competition clearances in Poland, Germany and Ireland being obtained.

7 MERGER RESOLUTIONS AND TIMING

The Court Meeting and the IAWS EGM are scheduled to take place on 24 July 2008. The Hiestand Shareholders Meeting is scheduled to take place on 19 August 2008.

The Hiestand Merger will become effective on the registration of the Hiestand Merger in the Commercial Register of the Canton of Zurich, Switzerland. The Scheme will become effective on the relevant order of the Court being filed with the Irish Companies Registration Office.

Upon the Scheme and Hiestand Merger becoming effective, the IAWS and Hiestand Shares will be cancelled and ARYZTA Shares will be issued to IAWS Shareholders and Hiestand Shareholders.

The Merger is expected to become effective on or about 21 August 2008.

8 SHARE SCHEMES

The Board has established the ARYZTA Incentive Scheme. The principle features of the scheme are summarised in paragraph 10 of Part 9 (Additional Information) of this Prospectus and are available for inspection at the dates, times and locations described in paragraph 28 of Part 9 (Additional Information) of this Prospectus.

9 ANTI-TRUST/COMPETITION FILINGS

Applications for anti-trust/competition clearances have been filed as of the date of this document in Poland, Germany and Ireland, and clearance has already been received in Germany. Such clearances are a condition precedent to the completion of the Merger.

10 LISTING AND ADMISSION TO TRADING

Admission

Application has been made for the ARYZTA Shares in issue, and resolved to be issued, on the Effective Date, together with 7,894,046 ARYZTA Shares that are part of ARYZTA's conditional share capital, to be listed on the main segment (*Hauptsegment*) of the SWX. It is expected that admission to the SWX will become effective and that trading in the ARYZTA Shares will commence on the SWX at 9.00 a.m. (Zurich time) on 22 August 2008.

Application has also been made for the ARYZTA Shares in issue, and resolved to be issued, on the Effective Date to be admitted to the Official List of the Irish Stock Exchange and to trading on its regulated market for listed securities. It is expected that admission to the Irish Stock Exchange will become effective and that trading in the ARYZTA Shares will commence on the Irish Stock Exchange at 8.00 a.m. (Dublin time) on 22 August 2008.

Delisting of IAWS

Prior to the Effective Date, IAWS intends to apply to the Irish Stock Exchange and the London Stock Exchange for the listing of IAWS Shares to be cancelled. This is expected to take place on the Effective Date.

Delisting of Hiestand

Upon registration of the Hiestand Merger in the Commercial Register of the Canton of Zurich, Switzerland, which is anticipated to take place on the Effective Date, Hiestand shall be delisted from the main segment of the SWX.

Listing of ARYZTA

Application has been filed with the SWX so that the new merged entity ARYZTA be listed on the 22 August 2008.

The SWX and ISE Ticker Symbols, the Swiss Security Number (*Valorennummer*), International Security Identification Number (ISIN) and Common Code are as follows:

SWX Ticker Symbol:	ARYN
ISE Ticker Symbol:	YZA
Swiss Security Number (*Valorennummer*):	4 323 836
International Security Identification Number (ISIN):	CH 004 323836 6
Common Code:	037252298

Form of ARYZTA Shares

It is intended that the ARYZTA Shares are registered shares with a nominal value of CHF0.02 each and that the ARYZTA Shares will be fully paid-up. In addition, it is intended that delivery will be made in book-entry form through SIS. ARYZTA Shares will not be issued in certificated form and will not be available for individual physical delivery (*aufgehobener Titeldruck*). Shareholders may, however, at any time demand that ARYZTA issue a confirmation of such shareholder's shareholding.

The ARYZTA Shares rank *pari passu* in all respects with each other, including in respect of entitlements to dividends, entitlements to a share of the liquidation proceeds in the case of liquidation of the Company, and pre-emptive rights.

Settlement and Depository Interests

For information on the procedure for settlement and Depository Interests, please refer to paragraph 23 of Part 9 (Additional Information).

11 OVERSEAS SHAREHOLDERS

The distribution of this Prospectus and the offer, sale and/or issue of ARYZTA Shares in certain jurisdictions may be restricted by law. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy, or subscribe for, any ARYZTA Shares, to any person, in any jurisdiction, to whom, or in which jurisdiction, such offer or solicitation would be unlawful. Save as determined by the Company at its sole discretion and pursuant to applicable laws, this Prospectus is not for distribution in, into, or from, any Restricted Jurisdiction and ARYZTA Shares may not be offered, sold, delivered or transferred, directly or indirectly, in, into, or from, any Restricted Jurisdiction or to or for the account of any other national, resident or citizen of any Restricted Jurisdiction.

United States

The ARYZTA Shares will not be registered under the US Securities Act and will be issued to IAWS Shareholders in the United States pursuant to the Scheme only in reliance on the exemption from registration provided by Section 3(a)(10) of that Act. For the purposes of qualifying for this exemption, ARYZTA will advise the Court that it will rely on the Section 3(a)(10) exemption based on the Court's sanctioning of the Scheme, which will be relied upon by ARYZTA as an approval of the Scheme following a hearing on its fairness at which hearing all such IAWS Shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such IAWS Shareholders.

The ARYZTA Shares will be issued to Hiestand Shareholders in the United States pursuant to the Hiestand Merger Agreement in reliance on the exemption from registration provided by Rule 802 under the US Securities Act.

The ARYZTA Shares will not be registered under the securities laws of any state of the United States, and will be issued in the United States pursuant to the Scheme only in reliance on available exemptions from such state law registration.

Neither the SEC nor any US state securities commission has approved or disapproved the ARYZTA Shares or passed an opinion upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offence in the United States.

The Acquisition relates to the shares of an Irish company and is proposed to be made by means of a scheme of arrangement provided for under Irish company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the US Exchange Act. Accordingly, the Acquisition is subject to the disclosure requirements and practices applicable in Ireland to schemes of arrangement, which differ from the disclosure requirements of the US tender offer rules.

The Hiestand Merger relates to the shares of a Swiss company and is proposed to be made by means of a statutory merger under Swiss law. Accordingly, the Hiestand Merger is subject to the disclosure requirements and practices applicable in Switzerland to statutory mergers, which differ from the disclosure requirements of the United States.

Financial information included in this document has been prepared, unless specifically stated otherwise, in accordance with accounting standards applicable in Ireland or Switzerland and thus may not be comparable to the financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

It may be difficult for investors to enforce their rights and any claim they may have arisen under the federal securities laws, since ARYZTA is a Swiss incorporated and domiciled company, and some or all of its officers and directors are residents of countries other than the United States. Investors may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. It may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

IAWS Shareholders who are citizens or residents of the United States should consult their own legal and tax advisers with respect to legal and tax consequences of the Scheme in their particular circumstances.

Hiestand Shareholders who are citizens or residents of the United States should consult their own legal and tax advisers with respect to legal and tax consequences of the Merger in their particular circumstances.

Canada

The ARYZTA Shares issued to or for the benefit of any resident of Canada pursuant to the Scheme and the Hiestand Merger will not be qualified for sale under the securities law of any province or territory of Canada and may be subject to resale restrictions.

IAWS Shareholders who are citizens or residents of Canada should consult their own legal and tax advisers with respect to legal and tax consequences of the Scheme in their particular circumstances.

Hiestand Shareholders who are citizens or residents of Canada should consult their own legal and tax advisers with respect to legal and tax consequences of the Hiestand Merger in their particular circumstances.

Other Jurisdictions

The implications of the Scheme and Hiestand Merger in Restricted Jurisdictions may be affected by the laws of relevant jurisdictions. Any person outside Ireland, the United Kingdom, the United States or Switzerland, who is resident in, or who has a registered address in, or is a citizen of, another jurisdiction and who is to receive ARYZTA Shares pursuant to the Scheme and/or the Hiestand Merger should consult his or her professional advisers and satisfy himself or herself as to the full observance of the laws of the relevant jurisdiction in connection with the Scheme or the Hiestand Merger, including obtaining any requisite governmental or other consents, observing any requisite formalities and paying any issue, transfer or other taxes due in such jurisdiction. Neither the Company nor its advisers assumes any responsibility for any violation by any persons of such laws. Such persons should also consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme and the Hiestand Merger in their particular circumstances.

This document has been prepared for the purposes of complying with Irish and Swiss law, the Prospectus Directive, the Prospectus Regulations and the Listing Rules, and the information disclosed may not be the same as that which could have been disclosed if this Prospectus had been prepared in accordance with the laws of jurisdictions outside Ireland or Switzerland.

PART 6

DIRECTORS AND CORPORATE GOVERNANCE

1 DIRECTORS

On Admission, the Board will be constituted as follows:

Name	*Age*	*Position at Completion*	*Date appointed*
Denis Lucey*	70	Non – Executive chairman	9 June 2008
Wolfgang Werlé	60	Non – Executive deputy chairman	At Admission
Owen Killian*	54	Chief Executive Officer	9 June 2008
Patrick McEniff*	40	Chief Financial Officer	9 June 2008
Hugo Kane	49	Chief Operating Officer	At Admission
Albert Abderhalden	65	Non – Executive director	At Admission
Denis Buckley	62	Non – Executive director	At Admission
Beatrice Dardis	62	Non – Executive director	At Admission
J. Brian Davy	66	Non – Executive director	At Admission
Noreen Hynes	55	Non – Executive director	At Admission
Lyndon Lea	39	Non – Executive director	At Admission
William G. Murphy	63	Non – Executive director	At Admission
Hans Sigrist	68	Non – Executive director	At Admission
Paul N. Wilkinson	63	Non – Executive director	At Admission
Maurice Zufferey	50	Non – Executive director	At Admission

Business address: Othmarstrasse 8, 8008 Zurich, Switzerland. The members of the Board may be contacted at the business address of ARYZTA.

Other than the matters reserved for the shareholders' meeting in accordance with mandatory provisions of Swiss law, the Board is entrusted with the ultimate direction of the Company and supervision of management. In accordance with the Articles of Association and the organisational regulations (*Organisationsreglement*) to be adopted by the Board on or prior to Admission, the Board will (save as otherwise required by law), at Admission, have delegated the operational management of the Company to the Executive Directors.

ARYZTA's management team is highly experienced, with senior executives having many years experience in the food sector. The Board of ARYZTA will consist of 3 Executive Directors and 11 Non-Executive Directors. The management expertise and experience of each of the Directors is set out below:

Denis Lucey – Non-Executive chairman

Denis Lucey was appointed Chairman of IAWS Group in 2005. Prior to that appointment he was the longest serving IAWS non-executive director. He was Chief Executive of Dairygold Co-operative Society Limited and was a director of a number of unlisted companies.

Wolfgang Werlé – Non-Executive deputy chairman

Wolfgang Werlé has been a member of the Hiestand Board since 1997. Wolfgang Werlé was the Chief Executive Officer and a delegate of the Hiestand Group from 2001 until May 2007. Prior to this he was Chief Executive Officer of Gate Gourmet until 1996 and a member of the SAirGroup Group Executive Committee from 1996 until 2001. From 1997 to September 2001 he was the Chairman and Chief Executive Officer of SAirRelations. Wolfgang has a degree in business management from the University of Applied Sciences Frankfurt.

Owen Killian – Chief Executive

Owen Killian was appointed Chief Executive Officer of IAWS Group in 2003. He has held senior executive positions with IAWS Group since its flotation in 1988, having joined IAWS in 1977. He is also a non-executive director and Chairman of Origin Enterprises plc.

Patrick McEniff – Chief Financial Officer

Patrick McEniff FCMA MBA was appointed to the IAWS Board in 2004. He has been with IAWS Group since 1989, in several senior positions, most recently Finance Director of the Lifestyle Foods business. He is also a non-executive director of Origin Enterprises plc. As Chief Financial Officer of the Enlarged Group, he will have responsibility for the financial affairs of the Company.

Hugo Kane – Chief Operating Officer

Hugo Kane was appointed to the IAWS Board in 2004. He joined Cuisine de France in 1993 as Operations Director and was appointed Managing Director of that division in 2001. He became Head of Food in 2004 and has been at the forefront of the development of the IAWS Lifestyle Foods business. He was appointed Chief Operating Officer of the IAWS Group in September 2007.

Albert Abderhalden – Non-Executive Director

Albert Abderhalden joined Hiestand in 1972. He was Managing Director of Hiestand Schweiz AG between 1984 and 1999. During this period he was Chief Financial Officer of Hiestand Group between 1994 and 1998. Between 1997 and 2003 he served as Vice-Chairman of the Hiestand Board and then between 2003 and May 2007 as the full-time Chairman of the Hiestand Board. He is currently a non-executive director of Hiestand.

Denis Buckley – Non-Executive Director

Denis Buckley is Chairman of Kerry Group plc and One51 plc, a director of several unlisted companies and former Chairman of Kerry Co-operative Creameries Limited.

Beatrice Dardis – Non-Executive Director

Beatrice Dardis M.A. has a background in agri-business and is a director of several unlisted companies. She joined the IAWS Board in 2002.

J. Brian Davy – Non-Executive Director

J. Brian Davy is Chairman of Davy, Ireland's leading provider of stockbroking, wealth management and financial advisory services. Brian graduated from UCD with a B.Comm and has spent his entire working career in building up the business and executive team of Davy. He is a former director of the Irish Stock Exchange and Arnotts plc. He is a member of the Executive Committee of the National Maternity Hospital Holles Street and is a director of several unlisted companies.

Noreen Hynes – Non-Executive Director

Noreen Hynes B.Comm. FCA, AITI, MNAEA is the Managing Director of Aquarius Properties Abroad and previously held senior management positions with Irish Distillers, Coal Distributors and ICL. She is also a former member of the Council and former Chairman of the Audit Committee of the Institute of Chartered Accountants in Ireland.

William G. Murphy – Non-Executive Director

William G. Murphy B.Comm is a director of Glanbia plc and a former deputy managing director of Glanbia plc. He is also a director of a number of unlisted companies.

Lyndon Lea – Non-Executive Director

Lyndon Lea is a Partner of Lion Capital and is responsible for the management of the Firm. Prior to founding Lion Capital, Lyndon was a Partner of Hicks, Muse, Tate & Furst where he co-founded its European operations in 1998. He led Hicks Muse's European operations from 2000 and, in 2004, was appointed to the 3-person global management committee. Prior to joining Hicks Muse, Lyndon served at Glenisla, the European affiliate of Kohlberg Kravis Roberts & Co. He was previously an investment banker with Schroders in London and Goldman Sachs in New York. Lyndon received his BA from the University of Western Ontario, Canada. Lyndon currently serves on the boards of Harry Winston Diamond Corporation and Yell Group plc, as well as several private company boards including Vaasan & Vaasan and Weetabix.

Hans Sigrist – Non-Executive Director

Hans Sigrist has been a member of the Hiestand Board since 1997. Hans Sigrist was Managing Director of Würth Schweiz AG from 1974 to 2004. Since 1981 Hans has been a member of the Board of Management of Würth Group International and from 1983 to date he has been the Chairman of the board of directors of Würth Schweiz AG.

Paul Wilkinson – Non-Executive Director

Paul N. Wilkinson M.A. (Oxon) has served on the IAWS Board since 2003. He previously held senior management positions with Unilever plc, Grand Metropolitan plc and RHM plc. He is a director of Thorntons plc and a number of unlisted companies.

Dr J. Maurice Zufferey – Non-Executive Director

Dr J. Maurice Zufferey has been a member of the Hiestand Board since 2001 Maurice was a banking manager and executive at UBS from 1987 to 1998. He was the CEO of Ecole Hôtelière de Lausanne from 1998 to 2001. From 2001 to date he has been working in the role of an executive search consultant at Spencer Stuart, where he is a partner in charge of recruitment and assessment for financial services, board and CFO practices.

2 COMPENSATION

2.1 IAWS

In the year ended 31 July 2007, the aggregate total remuneration (including contingent or deferred compensation but excluding, for the avoidance of doubt, share and option incentive arrangements) and including benefits-in-kind of €97,000 (under any description whatsoever) paid by IAWS Group to those IAWS Group directors who have agreed to become directors of ARYZTA was €4,773,000. The remuneration of such directors was as follows:

	Basic salary €'000	*Performance bonus €'000*	*BIK €'000*	*Pension contributions €'000*	*EIRP cost €'000*	*Total 2007 €'000*
Executive Directors						
O. Killian	760	500	27	87	234	1,608
P. McEniff	297	797	34	41	125	1,294
H. Kane	297	797	24	48	125	1,291
	1,354	2,094	85	176	484	4,193
Non-Executive Directors						
D. Lucey						200
D. Buckley						60
J.B. Davy						70
B. Dardis						55
W.G. Murphy						55
N. Hynes						70
P.N. Wilkinson						70
						4,773

* Current directors of ARYZTA together with Philipp Haas and Dr Andreas Casutt. Philipp Haas and Dr Andreas Casutt will retire immediately prior to Admission.

2.2 Hiestand

In the year ended 31 December 2007, the total compensation (as disclosed in Note 2.31 to the consolidated financial statements relating to Hiestand for the two years ended 31 December 2007 on page F-180) paid by Hiestand to those Hiestand Group directors who have agreed to become directors of ARYZTA was CHF1,919,000. The total compensation paid to such directors, relating to their functions as directors in 2007, was as follows:

	Fixed compensation CHF'000	*Variable compensation CHF'000*	*Share based payments CHF'000*	*Non cash benefits CHF'000*	*Pension contributions CHF'000*	*Total 2007 CHF'000*
Executive Directors						
Wolfgang Werlé	292	—	2	7	90	391
Non-Executive Directors						
Dr J. Maurice Zufferey	70	40	2	1	13	126
Albert Abderhalden	589	373	2	2	189	1,155
Hans Sigrist	70	41	2	—	9	122
Owen Killian	70	40	2	—	13	125
	1,091	494	10	10	314	1,919

2.3 Shares and options

The members of the Board are expected on, or shortly, following Admission (assuming the exercise of all options or similar rights held by them), to own 1,809,940 ARYZTA Shares representing 2.293 per cent. of the voting rights of the Company.

3 SWX SWISS EXCHANGE/CORPORATE GOVERNANCE

3.1 General Information

The ARYZTA Shares are expected to be listed on the main segment (*Hauptsegment*) of the SWX and will accordingly be subject to the regulations and listing rules of the SWX. The SWX is a stock exchange subject to the SESTA and is supervised by the Swiss Federal Banking Commission ("SFBC"). A listing by an issuer on the main segment of the SWX requires, *inter alia* and in principal, that (i) the issuer have operating and financial records for a period of at least 3 years, (ii) the issuer's capital resources amount to at least CHF25 million, (iii) the total market value of the issuer's initial public offering amounts to a minimum of CHF25 million, and (iv) 25 per cent. of the issuer's outstanding share capital be in public hands.

The SWX was founded in 1993 as the successor to the local stock exchanges of Zurich, Basel and Geneva. Trading in foreign equities and derivatives began in December 1995. In August 1996, the SWX introduced full electronic trading in Swiss equities, derivatives and bonds.

3.2 Corporate Governance Directive and Management Transactions Directive

The SWX Directive on Information Relating to Corporate Governance of 17 April 2002, as amended, applies to issuers listed on the SWX and relates to annual reports prepared for fiscal years beginning 1 January 2002 or thereafter. The Corporate Governance Directive requires issuers to disclose important information on top-level management and control processes (or to give specific reasons why such information is not disclosed).

The SWX Directive on the Disclosure of Management Transactions of 7 January 2005 (the "Management Transaction Directive") entered into force on 1 July 2005 and applies to all issuers whose equity securities are listed on the SWX and whose registered office is in Switzerland. Under the Management Transaction Directive, issuers are required to report transactions conducted by members of their board of directors and senior management in the company's own equity securities, including the exercise of conversion and share acquisition rights, as well as transactions in financial instruments whose price is influenced primarily by the company's own equity securities. These rules distinguish between the disclosure by the members of the board of directors and senior management to the issuer and the subsequent notification by the issuer to the SWX. To the extent the value of the transactions concluded by an individual during a given calendar month collectively exceed CHF100,000, the issuer has an obligation to notify the SWX of these transactions within two trading days. If all transactions concluded by an individual during a given calendar month do not collectively exceed

CHF100,000, the issuer must fulfil its obligation to notify by means of an overall notification sorted by transaction per individual and submitted to the SWX no later than four trading days following the end of the given calendar month. Management transactions which, in total, do not exceed the threshold of CHF100,000 per person are not published by the SWX. If the threshold of CHF100,000 per person is exceeded during a calendar month, the SWX publishes the person's function (executive or non-executive member of the board of directors or member of senior management) but not its name. The publication is made on the SWX website on the same trading day as notification is received from an issuer and is accessible by a remote access mechanism for a period of one year.

The Company intends to comply with the Swiss Code of Best Practice for Corporate Governance. The Swiss Code substantially mirrors the Combined Code on Corporate Governance issued by the Financial Reporting Council.

3.3 The Board and Committees

Powers

The Board will have the powers and competencies afforded by Swiss law (art. 716a of the CO), in particular:

(i) to approve the strategic objectives, annual budget and capital allocations of ARYZTA;

(ii) to appoint and remove the Chief Executive Officer of ARYZTA;

(iii) to act as the ultimate supervisory authority of ARYZTA; and

(iv) to approve appointments proposed by the Chief Executive Officer.

Under CO, the Board's non-transferable and inalienable duties include the duty to ultimately direct the Company and to issue necessary directives; to determine the Company's organisation; to organize the Company's accounting system, financial controls and financial planning; to appoint, recall and ultimately supervise the persons entrusted with the management and representation of the Company; the responsibility for the preparation of the Company's annual report and shareholders' meetings; the carrying out of Shareholders' resolutions; and the formal reporting of any over-indebtedness (*Überschuldung*) of the Company.

Composition

The composition of the Board will be reviewed following Admission with a view to reducing its size. It is intended that there would be a minimum number of 6 and a maximum of 12 non-executive directors at any time.

The Board's policy is that at least half of its membership, excluding the Chairman, shall consist of independent directors (as determined in accordance with the Swiss Code of Best Practice for Corporate Governance criteria). In addition it is intended that not less than 4 non-executive directors shall be Irish resident and not less than 2 non-executive directors shall be Swiss resident.

Initial appointments shall be for a one year term, ending at the first annual General Meeting of ARYZTA. Thereafter the term of office shall correspond to the maximum term legally allowed but shall not exceed 3 years. The Board shall determine the first term of office of each Director in such a way that, each year, an equal number of Directors shall be newly elected or re-elected at the annual general meeting of ARYZTA and in such manner that all members will have been subject to re-election after a period of 3 years.

The Board expects to meet at least six times in each calendar year and may meet at other times as required. Each Director will have 1 vote. To validly pass a resolution, six members of the Board must be present at the meeting. No quorum is required for a resolution implementing capital increases (*Feststellungsbeschlüsse*) and the amendments of the Articles of Association in connection with the capital increases pursuant to art. 651a, 652g and 653g of the CO.

The office's of Chairman, Deputy Chairman, together with membership of the various subcommittees of the Board and the chair thereof, shall be determined annually by the Board following each annual General Meeting of ARYZTA.

There will be a maximum of 15 Directors on the Board, of whom 5 are currently appointed.

As detailed below, the Board has established Nomination, Remuneration and Audit Committees with formally delegated duties and responsibilities with written terms of reference.

Following Completion becoming effective the members of each committee will be as follows:

	Chairman	*Members*
Remuneration Committee	J.B. Davy	W. Werlé D. Buckley D. Lucey
Nomination Committee	D. Lucey	W. Werlé J.B. Davy
Audit Committee	N. Hynes	W.G. Murphy P. Wilkinson M. Zufferey

From time to time, additional committees may be set up by the Board to consider specific issues when the need arises.

3.4 Conflict of Interests

Each Director is required to disclose to the Board any interest that the Director has in any proceedings of the Board and the Director shall not vote at a meeting of the Board or a committee of the Board on any resolution concerning any contracts, arrangements or other proposals in which he or she has an interest.

3.5 Nomination Committee

The Nomination Committee will be responsible for recommending to the Board persons to be co-opted as Directors and for the review of senior management succession plans.

The Nomination Committee shall comprise not less than 3 members, the majority of whom shall be independent non-executive directors (including for this purpose, the Chairman of the Board, if independent on appointment).

The principal duties of the Nomination Committee include the following:

- to be responsible for identifying and nominating, for the approval of the Board, candidates to fill Board vacancies as and when they arise as well as putting in place plans for succession, in particular with respect to the Chairman of the Board and the Chief Executive Officer of the Company;
- to review regularly the Board structure, size and composition, to make recommendations to the Board of adjustments that are deemed necessary, in order to ensure an adequate size and a well-balanced composition of the Board and that a majority of the Board is independent and to make determinations regarding independence of members of the Board;
- to conduct an annual performance evaluation of the Chairman and Deputy Chairman of the Company, with respect to their performance of those roles, and all Directors with respect to the performance of their roles as directors;
- to make recommendations to the Board concerning any matters relating to the continuation in office of any director at any time including the suspension or termination of service of an executive director as an employee of the Company subject to the provision of law and his or her service contract;
- to identify and recommend the Directors who are to be put forward for retirement by rotation;
- to ensure the development of guidelines for selecting candidates for election or re-election to the Board, or to fill vacancies on the Board;
- to make available its terms of reference to all Shareholders and review annually those terms of reference and its own effectiveness and recommend any necessary changes to the Board.

3.6 Remuneration Committee

The Remuneration Committee will approve ARYZTA's policy on executive remuneration packages.

The Board will establish a Remuneration Committee which will comprise not less than 3 members, the majority of whom shall be independent non-Executive Directors (including for this purpose, the Chairman of the Board, if independent on appointment).

The principal duties of the Remuneration Committee include the following:

- to consider and determine, based on their performance and such other factors as the Remuneration Committee shall deem appropriate, all elements of the remuneration of the members of the Board and the Chief Executive Officer, namely:
  - base salary (the Remuneration Committee shall also consider the pension consequences of basic salary increases);
  - bonuses and performance-related payments (including profit-sharing schemes);
  - discretionary payments;
  - pension contributions;
  - benefits in kind; and
  - share options and their equivalents;
- to approve the remuneration of other members of the senior management of the ARYZTA group;
- to be exclusively responsible for establishing the selection criteria and for selecting, appointing and setting the terms of reference for any remuneration consultants who advise the Remuneration Committee and considering any other connection that they may have with the Company;
- to consider any other matters as may be requested by the Board; and
- to make available its terms of reference to all Shareholders and review annually those terms of reference and its own effectiveness and recommend any necessary changes to the Board.

3.7 Audit Committee

The Audit Committee shall comprise not less than 3 members all of whom shall be independent non-executive directors of the Company.

The Audit Committee shall assist the Board in fulfilling its oversight responsibilities as they relate to the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements, the external auditor's qualifications, and the performance of the Company's internal control system and the external auditor.

The Audit Committee shall assess the performance of the Company's financial reporting process and system of internal control and provide for ongoing communication between the external auditor, the executive management and the Board concerning the Company's financial position and affairs.

The principal duties of the Audit Committee include the following:

- to consider the appointment, resignation or dismissal of the external auditor and in particular to evaluate external auditors who meet the preconditions of special professional qualifications according to applicable law and regulations;
- to discuss with the external auditor the nature and scope of the audit (including any significant ventures, investments or operations which are not subject to audit);
- to make recommendations to the Board in relation to the appointment of the external auditor and to approve the remuneration and terms of engagement of the external auditor;
- to review and monitor the external auditor's independence and objectivity and the effectiveness of the audit process, satisfying itself that there are no relationships between the external auditor and the Company (other than in the ordinary course of business) and taking into consideration relevant professional and regulatory requirements;
- to consider communications from the external auditors on statutory and regulatory audit planning and findings and on material weaknesses in accounting and internal control systems that came to the external auditor's attention;

- to agree with the Board a policy on the employment of former employees of the external auditor and to monitor the implementation of this policy;
- to review, prior to its consideration by the Board, the external auditor's report to the directors and management's response;
- to review the Company's internal financial controls and risk management systems and the Company's annual statement on internal control systems;
- to monitor and review the effectiveness of the Company's Internal Audit function and discuss the plans of audit with the Internal Audit function;
- to review and approve the appointment and removal of the Head of the Internal Audit function;
- to discuss the results of the annual audit with the external auditor and the Internal Audit function, and supervise and ensure the co-operation of the external auditor and the Internal Audit function;
- to consider other topics, as required by the Board, such as the Company's policies for preventing or detecting fraud, its code of corporate conduct/business ethics, or the policies for ensuring that the Company complies with relevant regulatory and legal requirements; and
- to make available its terms of reference to all Shareholders and review annually those terms of reference and its own effectiveness and recommend any necessary changes to the Board.

4 MODEL CODE

Upon Completion, ARYZTA will adopt a code of securities dealings in relation to the securities of ARYZTA (including the ARYZTA Shares) which is based on, and is at least as rigorous as, the Model Code as published in the Listing Rules. The code adopted will apply to the Directors and employees of the Company.

The code imposes restrictions on dealing in the securities of a listed company beyond those imposed by law. Its purpose is to ensure that persons discharging managerial responsibilities do not abuse, and do not place themselves under suspicion of abusing, inside information that they may be thought to have, especially in periods up to an announcement of the Company's results.

PART 7

OPERATING AND FINANCIAL REVIEW RELATING TO IAWS

The consolidated financial information on IAWS Group in this Part 7 has been extracted without material adjustment from IAWS' consolidated financial statements which have been prepared in accordance with IFRS as adopted by the EU for the 3 years ended 31 July 2005, 2006 and 2007, and for the interim period ended 31 January 2008 as presented in Part I, Sections A, C and D of Part 12 (Index to Financial Information) of this Prospectus.

1 GENERAL

IAWS is an international lifestyle foods company with operations in North America and Europe. The Lifestyle Foods business focuses on niche high quality growth segments of the bakery and convenience food markets.

IAWS Group is the majority shareholder in Origin which is a market leader in the agri-nutrition sector in Ireland and the UK and which has leading ambient food and cereal milling businesses in Ireland.

IAWS is listed on the Official List of the Irish Stock Exchange and London Stock Exchange. Origin is listed on the IEX of the Irish Stock Exchange and the AIM market of the London Stock Exchange.

1.1 History

IAWS was floated on the Irish Stock Exchange in 1988. During the following decade it acquired food and agri-nutrition businesses. In the financial years 1998 and 1999 IAWS Group purchased Cuisine de France (Ireland) and Delice de France (UK), respectively. These acquisitions paved the way for a growing Lifestyle Foods business within IAWS Group as a whole.

In 2001, IAWS Group purchased La Brea Bakery in the US and further expanded its North American operations by forming a bakery joint venture with Tim Horton's, a coffee and bakery goods chain in Canada. In the financial year 2005, IAWS Group purchased Groupe Hubert, a French food company. In 2007 IAWS Group acquired Otis Spunkmeyer, a leading brand in the US sweet baked goods market. Between 2003 and 2006, IAWS Group accumulated a 32 per cent. stake in Hiestand.

In October 2006, IAWS Group created Origin to develop a specialist focus around the core agri-nutrition and non Lifestyle Foods businesses. Origin subsequently completed an initial public offering of approximately 25 per cent. of its share capital in June 2007.

1.2 Overview of Group Operations

Introduction

In 2007, IAWS Group had three reporting segments – Food Europe, Food North America and Origin. The results for 2006 have been restated in line with these segments. Prior to this period IAWS Group was split into Food and Agri Business.

Food Europe

Food Europe comprises the Lifestyle Foods businesses in Ireland, the UK and France. The Lifestyle Foods business has an extensive product range in the value-added bakery market. In Europe the Lifestyle Foods business has 2,514 employees, 23 DSD points and four manufacturing facilities. This extensive infrastructure and production capability services over 300 DSD routes and over 50,000 DSD customers.

IAWS has committed to invest €200 million from current capital resources in a facility in Grangecastle, Dublin. The investment will deliver:

- a new national distribution centre for Ireland;
- a world class manufacturing facility; and
- a centre of excellence for research and development in product and concept innovation.

As of 30 April 2008 approximately €135 million of the committed investment had already been spent. The commissioning of the facility will commence at the end of the current financial year and the benefits from this investment are expected to be delivered from 2009 onwards.

Cuisine de France

Cuisine de France supplies the customer with traditional French breads, pastries and also a wide range of continental-style breads, confectionery and hot savoury items. Cuisine de France provides a complete bake-off solution primarily to the retail industry.

Carroll Cuisine

Carroll Cuisine is one of the leading suppliers of chilled hams, sandwich fillings, ready meals and speciality products to both the foodservice and retail markets in Ireland.

Pierre's

Pierre's is an established market leading brand providing hot food to the retail and foodservice markets in Ireland.

Delice de France

Delice de France supplies quality continental breads, viennoiserie, savoury and confectionery products, including hospitality goods, primarily to the foodservice and catering industry in the UK.

Coup de Pates

Coup de Pates is the principal brand of Groupe Hubert, a leading developer and distributor of bakery products to the bakery, craft and foodservice sectors in France.

Food North America

IAWS has made substantial investment in developing its Lifestyle Foods business in the North American market through acquisition and capital investment in recent years. The acquisition of La Brea Bakery in 2001 enabled IAWS Group to grow category leadership in artisan bread while the Otis Spunkmeyer acquisition gave category leadership in sweet baked goods. Revenues in the US have now reached an annualized USD600 million or 5 per cent. of the USD12 billion value-added bakery market. In North America, the Lifestyle Foods business has 2,459 employees, 53 DSD points and eight manufacturing facilities. This infrastructure and production capability services over 300 DSD routes and over 70,000 DSD customers.

Otis Spunkmeyer

Otis Spunkmeyer is a premium fresh baked goods brand in its US market categories. The Otis brand has strong recognition and awareness across a national customer base in the foodservice and retail channels.

La Brea Bakery

La Brea Bakery offers a wide assortment of artisan breads ranging from baguettes and loaves to sandwich and dinner rolls.

Tim Horton's – 50 per cent. Joint Venture

IAWS has a joint venture with Tim Hortons, the largest quick service restaurant chain in Canada specialising in always fresh coffee, baked goods, and home-style lunches. The joint venture supplies the Tim Horton's estate and Cuisine de France with bakery products from its world class facility in Ontario, Canada.

Origin Enterprises plc

IAWS is the major shareholder in Origin holding 71.4 per cent. of the issued share capital. Origin was created by IAWS with a dedicated management team to focus on and maximise the potential of the original core agri-nutrition and ambient food businesses of IAWS. In June 2007 Origin was floated on the IEX market of the Irish stock Exchange and the AIM market of the London Stock Exchange raising €100 million to finance its future plans and development.

Origin is a leading agri-nutrition and ambient food company. The agri-nutrition division, through its manufacturing and distribution operations in Ireland and the United Kingdom, has market leading positions in the supply of feed ingredients, crop nutrition and specialist marine proteins. Origin's food business comprising sales, marketing, distribution and manufacturing activities in Ireland, and has leadership positions in ambient food categories.

Agri-Nutrition Division

Agri-nutrition comprises two principal activities, namely agri-inputs (animal feed ingredients and agricultural fertiliser) and marine proteins. This division has operations in Ireland, the UK and Poland.

The animal feed ingredients business is engaged in the sourcing, shipping, handling and distribution of grain and feed ingredients for the Irish animal feed and flour milling industries. The agricultural fertiliser business is involved in the importation, storage, blending, packing, wholesaling and retailing of fertilisers to co-ops, merchants, agents and farmers in Ireland, the UK and Poland. During 2008, Origin acquired Masstock, a leading provider of specialty agronomy services directly to arable and grassland farm enterprises in the UK and Poland.

The marine proteins business involves the manufacture, distribution and retail of fishmeal and fish oil, which are key raw material ingredients of fish feed. In January 2008, Origin announced it had entered exploratory discussions with Austevoll Seafood ASA with a view to combining their respective fishmeal and fish oil operations in Europe. These discussions are ongoing with final agreement subject to confirmatory due diligence, mutually acceptable legal documentation, respective board approvals and receipt of relevant consents.

Food Division

Origin's Food Division owns three of Ireland's leading food brands, Shamrock, Roma and Odlums. Shamrock Foods is a leading ambient food company operating in the Irish retail grocery sector. Roma has a strong market position within the Italian food ingredient category and Odlums is Ireland's major flour miller and leading flour brand.

1.3 Principal factors affecting the results from operations

The following factors, in addition to general economic and market conditions and government policy, legislation or regulation, have had and are likely to continue to have a material effect on IAWS' results of operations and financial condition. Investors should also read Part 2 (Risk Factors) of this Prospectus for a discussion of the risks and uncertainties which the business faces and Part 4 (Information on the Enlarged Group). Part 12 (Index to Financial Information) of this Prospectus also contains information on the nature of IAWS' operations.

- **Food consumption patterns**

The results of IAWS Group are affected by changing consumer dynamics.

There is a growing trend of polarisation of the market in relation to customer behaviour towards baked goods. Consumers are demanding a variety of fresh, premium quality breads which form part of a healthy, balanced lifestyle whilst still also demanding indulgence food purchases often bought depending on characteristics such as sight and smell. Over time, consumer tastes have become more sophisticated and there is an increasing demand for innovative, premium products. Food service providers and retailers are continuously adapting and require convenient formats which are cost, time and waste efficient while still allowing the provision of a differentiated product offering.

Time is becoming an increasingly important factor in food consumption patterns with many time poor workers opting for food-to-go products. This is leading to investment by convenience stores and supermarkets in in-store bakeries offering a large variety of baked products.

The Group addresses changing trends through a continued focus upon research, development and investment in product innovation to ensure that changing customer and consumer requirements are being met on a continuous basis.

- **Market trends**

There are a number of trends in consumer preferences which may impact on IAWS' results from operations. These include changing consumer dietary trends, the availability of substitute products and increasing preference for fresh and organic foods. The Group's success is dependent on anticipating changes in consumer preferences and delivering a quality solution to the consumer as well as successful new product and process development.

- **Raw materials and supplies**

The food business uses a wide range of raw materials in manufacturing its products primarily wheat, energy, cocoa beans, sugar and other sweeteners, dairy products (including milk), and fruit and nuts. The prices of raw materials are subject to fluctuation and in recent years prices have been rising rapidly. The Group faces the challenge of managing these cost increases and the related challenge of passing on price increases to customers. IAWS has successfully maintained profitability to date despite these pressures on its business.

1.4 Investment activity

For information on the significant items of investment made in the past 3 financial years, refer to Note 31 to the consolidated information relating to IAWS for the two years ended 31 July 2007 on page F-65 and to Note 30 to the consolidated information relating to IAWS for the two years ended 31 July 2006 on page F-113, both in Part 12 of this Prospectus.

In the period since 31 July 2007, Origin completed the acquisition of the 50 per cent. interest in the Odlum Group not already owned for a consideration of €35 million plus the assumption of related bank debt in Odlums of approximately €22 million. In the period since 31 July 2007, Origin also completed the acquisition of Masstock Group Holdings Limited for initial consideration of Stg£26.3 million and deferred consideration of up to Stg£10 million based on the achievement of profit targets over the period to July 2012.

IAWS has no currently approved expenditure for future acquisitions.

1.5 Consolidated results of Operations - IAWS

Consolidated results of operations of IAWS for the year ended 31 July 2007, compared to the year ended 31 July 2006

	Pre-exceptional 2007 €'000	*Exceptional 2007 €'000*	*Total 2007 €'000*	*Pre-exceptional 2006 €'000*	*Exceptional 2006 €'000*	*Total 2006 €'000*
Revenue	1,907,619	—	1,907,619	1,557,305	—	1,557,305
Cost of sales	(1,416,507)	—	(1,416,507)	(1,204,238)	—	(1,204,238)
Gross profit	491,112	—	491,112	353,067	—	353,067
Operating costs, net	(344,664)	22,732	(321,932)	(241,252)	1,347	(239,905)
Operating profit before amortisation of intangible assets	146,448	22,732	169,180	111,815	1,347	113,162
Amortisation of intangible assets	(15,927)	—	(15,927)	(7,100)	—	(7,100)
Operating profit	130,521	22,732	153,253	104,715	1,347	106,062
Share of profit of associates and joint venture	26,656	—	26,656	25,653	—	25,653
Profit before financing costs	157,177	22,732	179,909	130,368	1,347	131,715
Financing income	6,609	—	6,609	4,964	—	4,964
Financing costs	(36,708)	—	(36,708)	(18,893)	—	(18,893)
Profit before tax	127,078	22,732	149,810	116,439	1,347	117,786
Income tax expense	(17,514)	(8,823)	(26,337)	(17,800)	(857)	(18,657)
Profit for the financial year	109,564	13,909	123,473	98,639	490	99,129

Revenue

Group revenue was €1.9 billion in 2007 compared to €1.6 billion in 2006, an increase of 22.5 per cent. This increase was driven by underlying growth of 9.7 per cent., acquired growth of 14.1 per cent. and negative currency impacts of 1.3 per cent. The Lifestyle Foods business achieved revenues of €1.0 billion in 2007 compared to €740.4 million in 2006, an increase of 37.5 per cent. Origin reported revenue of €889.4 million in 2007 compared to €816.9 million in 2006 an increase of 8.9 per cent.

Food North America operates in both the food service and retail segments of the US value-added bakery market. Each segment represents approximately half of the total market in sales value. The business reported revenue of €369.1 million in 2007 compared to €139.1 million in 2006, an increase of 165.4 per cent. The main driver of the increase is the inclusion of 9 months of revenue (€220.1 million) from Otis Spunkmeyer ("Otis"). Underlying growth in the business continued at a high rate with revenues increasing by 15.2 per cent. to €149.0 million after allowing for foreign currency fluctuations. Food North America's growth is driven by growing brand awareness as well as innovative product development reacting to changing lifestyle trends. Ongoing capital investment in production infrastructure and capabilities provides a platform for growth in the business.

Food Europe which comprises the Lifestyle Foods businesses in Ireland, the UK and France has an extensive product range in Western Europe's value-added bakery market. The business reported revenue of €649.1 million in 2007 compared to €601.4 million in 2006, an increase of 7.9 per cent. This reflects underlying revenue growth of 7.3 per cent. after allowing for currency fluctuations of the sterling pound against the euro. The business' focus on, and investment in, concept and product development and the successful development of new products are the primary drivers of the growth.

Origin reported revenue of €889.4 million in 2007 compared to €816.9 million in 2006, an increase of 8.9 per cent. The increase in revenue is primarily attributable to the performance of Origin's Agri-Nutrition business. Increasing worldwide demand for food and the development of new applications for traditional food crops are driving the value of primary producer output. This has resulted in higher demand for the key protein, energy and nutrient ingredients supplied by Origin.

Cost of sales / Gross profit

Cost of sales increased from €1.2 billion in 2006 to €1.4 billion in 2007, an increase of 17.6 per cent. Gross profit increased from €353.1 million (22.7 per cent. margin) in 2006 to €491.1 million in 2007 (25.7 per cent. margin).

The cost of sales increases are primarily due to rising commodity, fuel and utility costs prices which continue to be a challenge across IAWS Group. All have experienced significant price inflation in recent years. In Lifestyle Foods these increased costs have primarily been mitigated through increased selling prices and as a result have not impacted IAWS Group's gross margin in 2007 compared to 2006. The impact of these increased costs was absorbed by increased volumes and effective production management. Investment in infrastructure and the experience of a proven management team also assisted IAWS Group in addressing cost increases.

The increase in the gross margin between 2006 and 2007 is largely attributable to the consolidation of Otis for 9 months of 2007. Otis reported stronger than average gross margins compared to the other Lifestyle Foods businesses and, consequently, margins in 2007 grew to 25.7 per cent.

Operating Profit[7]

Group operating profit reported was €146.4 million in 2007 compared to €111.8 million in 2006, an increase of 31.0 per cent. The Lifestyle Foods business achieved operating profits of €108.3 million in 2007 compared to €77.1 million in 2006, an increase of 40.4 per cent. Origin reported operating profits of €38.1 million in 2007 compared to €34.7 million in 2006 an increase of 9.9 per cent.

Food North America reported operating profits of €41.7 million in 2007 compared to €16.6 million in 2006, an increase of €25.1 million (151.0 per cent.). This is primarily attributable to the first time consolidation of 9 months results of Otis in 2007 which contributed €22.1 million of operating profit to the business. The existing La Brea Bakery business reported operating profits of €19.6 million in 2007 compared to €16.6 million in 2006, an increase of €3.0 million (17.8 per cent.). This is driven by increased sales and a largely fixed cost base following significant investment in prior years.

Food Europe reported operating profits of €66.6 million in 2007 compared to €60.5 million in 2006, an increase of €6.1 million (10.1 per cent.) which was driven by increased sales which are in turn driven by the group's focus on product and concept innovation.

Origin's increased operating profits were broadly in line with revenue growth.

[7] Operating profit is stated here before intangible amortisation and exceptional items

Amortisation of intangible assets

Amortisation of intangible assets reported in 2007 was €15.9 million compared to €7.1 million in 2006, an increase of €8.8 million (124.3 per cent.). This is due primarily to the first time amortisation in 2007 of customer and brand related intangibles acquired with Otis.

Share of profit of associates and joint venture

Food North America has a 50 per cent. bakery joint venture with Tim Hortons. Food Europe has a 32 per cent. holding in Hiestand Holdings AG. Origin holds a 50 per cent. stake in each of the Odlum Group and John Thompson & Sons Limited. Share of profit of associates and joint venture increased from €25.7 million to €26.7 million in 2007 primarily driven by a €1 million increase in earnings in the joint venture with Tim Horton's.

Exceptional items

Exceptional items (pre-tax) totaled €22.7 million for the year; this was primarily comprised of a gain on the dilution of Origin Enterprises (€44 million), defined benefit pension scheme exit costs (€16 million) and loss on the termination of operations within Origin and the termination of certain warehousing and distribution operations in the Lifestyle Foods business (€5 million).

Finance Costs

Finance costs (net) increased by 116.1 per cent. from €13.9 million in 2006 to €30.1 million in 2007 largely due to the €442.4 million drawdown on the acquisition of Otis Spunkmeyer.

1.6 Consolidated Results of Operations – IAWS

Consolidated results of operations of IAWS Group for the year ended 31 July 2006, compared to the year ended 31 July 2005

	Pre-exceptional 2006 €'000	*Exceptional 2006 €'000*	*Total 2006 €'000*	*Pre-exceptional 2005 €'000*	*Exceptional 2005 €'000*	*Total 2005 €'000*
Revenue	1,557,305	—	1,557,305	1,408,174	—	1,408,174
Cost of sales	(1,204,238)	—	(1,204,238)	(1,110,506)	—	(1,110,506)
Gross profit	353,067	—	353,067	297,668	—	297,668
Operating costs, net	(241,252)	1,347	(239,905)	(199,120)	8,627	(190,493)
Operating profit before amortisation of intangible assets	111,815	1,347	113,162	98,548	8,627	107,175
Amortisation of intangible assets	(7,100)	—	(7,100)	(4,624)	—	(4,624)
Operating profit	104,715	1,347	106,062	93,924	8,627	102,551
Share of profit of associates and joint venture	25,653	—	25,653	21,520	—	21,520
Profit before financing costs	130,368	1,347	131,715	115,444	8,627	124,071
Financing income	4,964	—	4,964	3,818	—	3,818
Financing costs	(18,893)	—	(18,893)	(16,118)	—	(16,118)
Profit before tax	116,439	1,347	117,786	103,144	8,627	111,771
Income tax expense	(17,800)	(857)	(18,657)	(15,772)	(1,363)	(17,135)
Profit for the financial year	98,639	490	99,129	87,372	7,264	94,636

Revenue

Group revenue was €1.6 billion in 2006 compared to €1.4 billion in 2005, an increase of 10.6 per cent. This increase was driven by underlying growth of 6.7 per cent., acquired growth of 3.2 per cent. and positive currency impacts of 0.7 per cent. The Lifestyle Foods business reported revenues of €740.4 million in 2006 compared to €618.9 million in 2005, an increase of 19.6 per cent. The Group's agri-business reported revenue of €816.9 million in 2006 compared to €789.2 million in 2005 an increase of 3.4 per cent.

Food Europe recorded revenue of €601.4 million in 2006 compared to €513.1 million in 2005, an increase of 17.2 per cent. This reflects underlying revenue growth of 7.6 per cent. after allowing for the effect of acquisitions and foreign currency fluctuations. The business benefited from the inclusion of a full 12 months of results from Groupe Hubert in 2006 compared to only 8 months in 2006. Underlying sales growth was driven by the successful development of new products. The continued strong performance of the Irish economy also helped generate increased demand from more customers for convenience foods.

Food North America, consisting of La Brea Bakery, supplied both the foodservice and retail markets. The business reported revenue of €139.1 million in 2006 compared to €105.6 million in 2005, an increase of 31.4 per cent. Underlying growth in the business was 26.1 per cent. after allowing for foreign currency fluctuations. Food North America's growth was driven by increased sales resulting from growing brand awareness as well as innovative product development based on lifestyle trends. The business continued to build a nation-wide sales force in 2006. During the year, La Brea Bakery also completed a €50 million investment programme, funded from existing group facilities, which increased manufacturing capacity at its New Jersey plant to satisfy increased growth in demand.

Origin reported revenue of €816.9 million in 2006 compared to €789.2 million in 2005, an increase of 3.5 per cent., reflecting underlying revenue growth of 3.5 per cent. after allowing for the impact of currency fluctuations.

Cost of sales / Gross profit

Cost of sales increased from €1.1 billion in 2005 to €1.2 billion in 2006, an increase of 8.4 per cent. attributable to the factors below. Gross profit increased from €297.7 million (21.1 per cent. margin) in 2005 to €353.1 million in 2006 (22.7 per cent. margin). Underlying gross margin did not fluctuate significantly in 2006 compared to 2005.

The cost of sales increases are primarily due to rising commodity, fuel and utility costs prices which continue to be a challenge across IAWS Group. All have experienced significant price inflation in recent years. In Lifestyle Foods these increased costs have primarily been mitigated through increased selling prices and as a result have not impacted IAWS Group's gross margin in 2006 compared to 2005. The impact of these increased costs was absorbed by increased volumes and effective production management. Also IAWS Group further managed its exposure to these rising costs through increased volumes and efficiency in the manufacturing process.

Operating Profit[8]

Group operating profit reported was €111.8 million in 2006 compared to €98.5 million in 2005, an increase of 13.5 per cent. The Lifestyle Foods business achieved operating profits of €77.1 million in 2006 compared to €65.1 million in 2005, an increase of 18.5 per cent. Origin reported operating profits of €34.7 million in 2006 compared to €33.4 million in 2005 an increase of 3.7 per cent.

Food Europe reported operating profits of €60.5 million in 2006 compared to €52.4 million in 2005, an increase of €8.1 million (15.5 per cent.). The increase mainly reflects the impact of a full 12 months consolidation of the Groupe Hubert results in 2006 compared to only 8 months in 2005 from when the business was acquired.

Food North America reported operating profits of €16.6 million in 2006 compared to €12.7 million in 2005, an increase of €3.9 million (30.7 per cent.). This was driven by revenue growth as well as economies provided by increased volumes and effective production management.

Origin increased operating profits by 3.7 per cent. which was broadly in line with revenue growth.

Amortisation of intangible assets

Amortisation of intangible assets reported in 2006 was €7.1 million compared to €4.6 million in 2005, an increase of €2.5 million (53.5 per cent.). This is due primarily to the first full year of amortisation of customer and brand intangibles acquired with Groupe Hubert in 2006 which were amortised for only 8 months in 2005.

[8] Operating profit is stated here before intangible amortisation and exceptional items

Share of profit of associates and joint venture

Food North America has a 50 per cent. bakery joint venture with Tim Hortons. Food Europe increased its share of Hiestand AG from 22 per cent. to 32 per cent. during the year for a consideration of €35 million. Origin holds a 50 per cent. stake in each of the Odlum Group and John Thompson & Sons Limited. Share of profit of associates and joint ventures increased from €21.5 million in 2005 to €25.7 million in 2006, an increase of 19.2 per cent., primarily due to favourable currency translation of the Tim Horton's results and IAWS Group's increased share of Hiestand.

Exceptional items

Exceptional items totaled €1.3 million for the year relating to profits on the disposal of property, plant and equipment in Food Europe and Food North America.

Finance Costs

Finance costs (net) increased by 13.2 per cent. from €12.3 million in 2005 to €13.9 million in 2006. The increase was due primarily to increased interest on bank loans and overdrafts compared to 2005.

2 BALANCE SHEET DATA

2.1 IAWS Group – Consolidated Balance Sheet as at 31 July 2007

	2007 *€'000*	*2006* *€'000*
ASSETS		
Non current assets		
Property, plant and equipment	356,493	308,388
Investment properties	165,473	—
Goodwill and intangible assets	784,481	334,024
Investments in associates and joint venture	169,005	159,221
Other investments	204	203
Deferred tax assets	14,689	8,474
Total non current assets	1,490,345	810,310
Current assets		
Inventory	137,646	88,539
Trade and other receivables	240,451	206,178
Derivative financial instruments	734	1,532
Cash and cash equivalents	86,059	74,556
Total current assets	464,890	370,805
TOTAL ASSETS	1,955,235	1,181,115

IAWS Group – Consolidated Balance Sheet as at 31 July 2007 (continued)

	2007 *€'000*	*2006* *€'000*
EQUITY		
Called up share capital	38,174	37,856
Share premium	57,001	51,899
Retained earnings and other reserves	620,922	388,071
Total equity attributable to equity shareholders of parent	716,097	477,826
Minority interest	50,631	2,910
TOTAL EQUITY	766,728	480,736
LIABILITIES		
Non current liabilities		
Interest bearing loans and borrowings	527,684	285,945
Employee benefits	8,705	8,876
Deferred government grants	2,929	3,006
Other payables	350	345
Deferred tax liabilities	147,041	49,902
Provisions	45,089	28,878
Total non current liabilities	731,798	376,952
Current liabilities		
Interest bearing borrowings	37,958	5,136
Trade and other payables	383,065	299,570
Corporation tax payable	31,741	13,832
Derivative financial instruments	3,945	747
Provisions	—	4,142
Total current liabilities	456,709	323,427
TOTAL LIABILITIES	1,188,507	700,379
TOTAL EQUITY AND LIABILITIES	1,955,235	1,181,115

Non current assets increased by 84 per cent. from €810 million at 31 July 2006 to €1,490 million at 31 July 2007.

Property, plant and equipment increased by €48.1 million (15.6 per cent.). Significant increases resulting from €101.7 million of additions (principally related to the construction of the new facility at Grangecastle) and the acquisition of Otis (€20.1 million) were offset by transfers to investment properties (€25.0 million), depreciation (€33.5 million), disposals (€6.2 million) and translation movements (€6.8 million).

Investment properties of €165.5 million at 31 July 2007 reflected the transfer of property, plant and equipment to investment property and its subsequent revaluation to market value. Savills Hamilton Osborne King conducted an independent valuation of IAWS Group's investment properties in December 2006 which valued these properties at €165 million. All of these properties are held within Origin.

Goodwill and intangible assets increased by €450.5 million (135 per cent.) to €784.5 million at 31 July 2007 due principally to the acquisition of Otis (€475.6 million) and the purchase of brands and IP (€13.0 million) offset by annual amortization of intangible assets (€15.9 million) and currency translation movements (€23.2 million).

Investments in associates and joint venture increased by €9.8 million (6.1 per cent.) to €169.0 million at 31 July 2007 upon the recognition of IAWS Group's share of profits (€26.7 million) and other reserve movements (€5.2 million) attributable to its associates and joint venture offset by dividends received (€18.0 million) and currency movements (€4.1 million).

Current assets increased from €370.8 million as at 31 July 2006 to €464.9 million as at 31 July 2007, an increase of 25.4 per cent. This was primarily a consequence of an increase in inventory and trade and other receivables on the prior period due to the acquisition of Otis.

Non current liabilities increased from €377.0 million as at 31 July 2006 to €731.8 million as at 31 July 2007, an increase of 94.1 per cent.

Long term ***interest bearing loans and borrowings*** increased by €241.7 million (84.5 per cent.) reflecting the increased draw down of debt used to finance the purchase of Otis. The Group's ***employee benefits*** decreased slightly. This is primarily the result of a large €11.6 million settlement loss recorded relating to the purchase of annuities offset by contributions of €3.6 million and actuarial gains of €9.1 million.

Deferred tax**, net** (being the sum of deferred tax assets and liabilities) increased from a net liability of €41.4 million to €132.4 million primarily as a result of the deferred tax effect of the acquisition of Otis and the revaluation of investment properties.

Long term ***provisions*** which comprise the net present value of amounts expected to be payable in respect of deferred consideration increased due primarily to additional deferred consideration arising on the acquisition of Otis.

Current liabilities increased from €323 million as at 31 July 2006 to €457 million as at 31 July 2007, an increase of 41.2 per cent.

Short term ***interest bearing loans and borrowings*** increased due to the increased bank overdrafts compared to the prior year which resulted from differences in timing compared to 2006. ***Trade and other payables*** increased primarily due to the acquisition of Otis while ***corporation tax*** liability reflects the accrual on increased profits for the year as well as profits in Otis being subject to a higher rate of corporation tax in the US.

Equity

Principal movements in ***retained earnings and other reserves*** relate to the profit for the financial year, the revaluation reserve created on investment properties as well as actuarial gains on IAWS Group's defined benefit pension schemes.

Minority interest increased during the year as a result of the IPO of Origin.

2.2 IAWS Group – Consolidated Balance Sheet as at 31 July 2006

	2006	*2005*
	€'000	*€'000*
ASSETS		
Non current assets		
Property, plant and equipment	308,388	287,578
Goodwill and intangible assets	334,024	336,028
Investments in associates and joint venture	159,221	116,087
Other investments	203	242
Deferred tax assets	8,474	15,029
Total non current assets	810,310	754,964
Current assets		
Inventory	88,539	88,299
Trade and other receivables	206,178	173,514
Derivative financial instruments	1,532	—
Cash and cash equivalents	74,556	47,687
Total current assets	370,805	309,500
TOTAL ASSETS	1,181,115	1,064,464

IAWS Group – Consolidated Balance Sheet as at 31 July 2006 (continued)

	2006 €'000	2005 €'000
EQUITY		
Called up share capital	37,856	37,471
Share premium	51,899	43,745
Retained earnings and other reserves	388,071	298,215
Total equity attributable to equity shareholders of parent	477,826	379,431
Minority interest	2,910	3,924
TOTAL EQUITY	480,736	383,355
LIABILITIES		
Non current liabilities		
Interest bearing loans and borrowings	285,945	237,555
Employee benefits	8,876	36,852
Deferred government grants	3,006	3,359
Other payables	345	450
Deferred tax liabilities	49,902	51,785
Provisions	30,360	31,950
Total non current liabilities	378,434	361,951
Current liabilities		
Interest bearing borrowings	5,136	30,001
Trade and other payables	299,570	273,465
Corporation tax payable	13,832	11,027
Derivative financial instruments	747	—
Provisions	2,660	4,665
Total current liabilities	321,945	319,158
TOTAL LIABILITIES	700,379	681,109
TOTAL EQUITY AND LIABILITIES	1,181,115	1,064,464

Non current assets increased by 7.3 per cent. from €755 million at 31 July 2005 to €810 million at 31 July 2006.

Property, plant and equipment increased by €20.8 million (7.2 per cent.) resulting principally from additions (€53.6 million) consisting mainly of the construction of new plant and equipment in Food North America offset by annual depreciation (€27.6 million), translation movements (€2.3 million) and disposals (€3.4 million).

Goodwill and intangible assets decreased by €2.0 million to €334.0 million due primarily to the acquisition of a small business in Food Europe (€1.9 million) and additions (€5.5 million) offset by annual amortization of intangible assets (€7.1 million) and foreign translation movements (€2.3 million).

Investments in associate and joint venture increased by €43.1 million (37.2 per cent.). This is primarily as a result of the increase in IAWS Group's stake in Hiestand to 32 per cent. from 22 per cent. in 2005 which accounted for €35.1 million of the increase. The increase also results from the recognition of IAWS Group's share of profits (€25.7 million) and other reserve movements (€0.5 million) attributable to its associates and joint venture, currency translation movements (€1.0 million) all offset by dividends received (€19.1 million).

Current assets increased from €309.5 million as at 31 July 2005 to €370.8 million as at 31 July 2006, an increase of 19.8 per cent. This is due principally to an increase of €26.9 million in short term cash balances in 2006 compared to 2005, resulting from timing differences. There was also an increase of €32.7 million in trade and other receivables in 2006 compared to 2005.

Non current liabilities increased from €362.0 million as at 31 July 2005 to €378.4 million as at 31 July 2006, an increase of 4.6 per cent.

Long term ***interest bearing loans and borrowings*** increased by €48.4 million (20.4 per cent.) reflecting the increased draw down of debt used to finance the capital expenditure noted above. The Group's ***employee benefits*** decreased from €36.9 million to €8.9 million reflecting primarily a €23.5 million special employer contribution to fund IAWS Group pension scheme deficit as well as actuarial gains of €4.8 million offset by current service costs of €2.1 million.

Deferred tax, net (being the sum of deferred tax assets and liabilities) increased from a net liability of €36.8 million to €41.4 million primarily as a result of the deferred tax effect of pension movements.

Current liabilities increased from €319.2 million as at 31 July 2005 to €321.9 million as at 31 July 2006, an increase of 0.9 per cent., largely due to a reduction in bank overdrafts offset by an increase in trade and other payables.

Equity

Share capital and premium increased upon the issuance of shares resulting from the exercise of share options issued under IAWS Group's incentive scheme. Principal movements in ***retained earnings and other reserves*** relate to the profit for the financial year as well as actuarial gains on IAWS Group's defined benefit pension schemes.

Minority interest decreased during the year as a result of the acquisition of a previously held minority interest in the Food Europe business (France).

3 CASH FLOW INFORMATION

3.1 IAWS Group – Consolidated Cash Flow Statement for the period ended 31 July 2007

	2007 €'000	*2006* €'000
Cash flows from operating activities		
Profit before tax	149,810	117,786
Financing costs, net	30,099	13,929
Share of profit of associates and joint venture	(26,656)	(25,653)
Exceptional items	(22,732)	(1,347)
Depreciation of property, plant and equipment	33,451	27,631
Amortisation of intangible assets	15,927	7,100
Amortisation of government grants	(79)	(354)
Employee share-based payment charge	6,007	1,550
Foreign exchange gains	(1,836)	(684)
Special pension contribution	—	(23,496)
Operating profit before changes in working capital	183,991	116,462
(Increase) in inventory	(22,740)	(84)
Decrease/(increase) in trade and other receivables	14,241	(32,124)
Increase in trade and other payables	11,814	21,189
Cash generated from operating activities	187,306	105,443
Interest paid	(29,547)	(11,880)
Income tax paid	(9,371)	(11,583)
Net cash inflow from operating activities	148,388	81,980

IAWS Group – Consolidated Cash Flow Statement for the period ended 31 July 2007 (continued)

	2007 €'000	*2006* €'000
Cash flows from investing activities		
Proceeds from sale of property, plant and equipment	1,912	4,448
Purchase of property, plant and equipment		
– ongoing	(11,710)	(7,910)
– new investments	(89,007)	(67,947)
Proceeds from disposal of business	1,031	—
Acquisition of subsidiaries and businesses, net of cash acquired	(442,449)	(2,644)
Purchase of intangible assets	(12,984)	—
Cash received on dilution of Origin Enterprises plc, net	97,521	—
Insurance proceeds, net	6,118	—
Disposal of other investments	—	655
Dividends received	18,000	19,118
Purchase of minority interest	(857)	(1,366)
Investments in associates and joint venture	—	(35,061)
Deferred consideration and acquisition costs paid	(3,571)	(3,988)
Other	5	(480)
Net cash flow from investing activities	(435,991)	(95,175)
Cash flows from financing activities		
Proceeds from issue of share capital	5,420	8,539
Drawdown of loan capital	277,528	67,144
Capital element of finance lease liabilities	(363)	(20,453)
Equity dividends paid	(18,089)	(16,036)
Receipt from derivative financial instrument	1,343	—
Net cash flow from financing activities	265,839	39,194
Net (decrease)/increase in cash and cash equivalents	(21,764)	25,999
Translation adjustment	470	380
Cash and cash equivalents at start of year	69,798	43,419
Cash and cash equivalents at end of year	48,504	69,798

Net cash inflow from operating activities increased €66.4 million (81 per cent.) from €82.0 million in 2006 to €148.4 million in 2007.

Operating profit before changes in working capital increased by €67.5 million (58 per cent.) from €116.5 million in 2006 to €184.0 million in 2007. This reflects the overall improvement in IAWS Group's operating profit[9] in 2007 compared to 2006 as described in section 1.4 above.

Exceptional items deducted in 2007 to arrive at operating profit before changes in working capital increased in 2007 to €22.7 million compared to €1.4 million in 2006 reflecting increased exceptional gains as described in section 1.4 above.

Non cash depreciation of property, plant and equipment and ***amortisation of intangible assets*** added back to arrive at operating profit before changes in working capital increased to €49.4 million in 2007 compared to €34.7 million in 2006 due primarily to the acquisition of Otis as described in section 1.4 above. The non cash ***employee share based payment charge*** added back to arrive at operating profit before changes in working capital increased to €6.0 million in 2007 compared to €1.6 million in 2006 reflecting primarily the expense associated with grants of equity entitlements under the IAWS Long Term Incentive Plan in 2007.

Special pension contributions were €Nil compared to €23.5 million in 2006 due to the one off contribution to fund the pension scheme deficit in 2006.

Changes in working capital amounted to a cash inflow of €3.3 million in 2007 compared to a cash outflow of €11.0 million in 2006. This is due to an increased cash outlay of €22.7 million on increasing ***inventory*** levels offset by the cash inflow of €36.9 million resulting from increased collection of trade receivables and the later payment of ***trade payables.***

Interest paid was €29.5 million in 2007 compared to €11.9 million in 2006 due in main to increased cash spend on servicing the increased level of debt. ***Income tax*** paid in 2007 was €9.4 million compared to €11.6 million in 2006.

Cash flows from investing activities increased from €95.2 million in 2006 to €436 million in 2007.

Purchase of property, plant and equipment increased from €75.9 million in 2006 to €100.7 million in 2007 reflecting continued capital expenditure on the Grangecastle facility as well the construction of bread lines in Food North America. ***Acquisition of subsidiaries and businesses*** increased significantly from €2.6 million in 2006 to €442.4 million in 2007 due to the acquisition of Otis. ***Purchase of intangible assets*** increased from €Nil in 2006 to €13 million in 2007 as a result of the purchase of brands and intellectual property. In 2007, IAWS Group received €97.5 million (*2006: €Nil*), net on the ***dilution of Origin Enterprises plc*** as well as €6.1 million (*2006: €Nil*) in ***insurance proceeds.*** Finally, IAWS Group invested €35.1 million in increasing its stake in Hiestand AG in 2006 with €Nil ***investment in associates and joint venture*** in 2007.

Cashflows from financing activities

The Group generated €265.8 million from financing activities in 2007 compared to €39.2 million in 2006 largely due to increased draw downs of debt used to finance the acquisition of Otis as well as a 12.8 per cent. increase in ***equity dividends paid.***

Net (decrease)/increase in cash and cash equivalents

There was a decrease in cash and cash equivalents from all activities (operating, investing and financing) in 2007 of €21.8 million compared to an increase in cash and cash equivalents from all activities in 2006 of €26 million. Variations in cashflows from operating, investing and financing activities are explained individually above in this paragraph 3.1.

[9] Operating profit is derived from the sum of Profit before tax, Financing costs, net and Share of profit of associates and joint venture on the Cash Flow Statement

3.2 IAWS Group- Consolidated Cash Flow Statement for the period ended 31 July 2006

	2006 €'000	*2005* €'000
Cash flows from operating activities		
Profit before tax	117,786	111,771
Financing costs, net	13,929	12,300
Share of profit of associates and joint venture	(25,653)	(21,520)
Depreciation of property, plant and equipment	27,631	23,932
Amortisation of intangible assets	7,100	4,624
Amortisation of government grants	(354)	(438)
Employee share-based payment charge	1,550	867
Loss/(profit) on termination of operations	572	(8,627)
(Profit)/loss on disposal of non-current assets	(1,919)	454
Foreign exchange (gains)/losses	(684)	728
Special pension contribution	(23,496)	—
Operating profit before changes in working capital	116,462	124,091
(Increase)/decrease in inventory	(84)	4,598
(Increase) in trade and other receivables	(32,124)	(26,229)
Increase in trade and other payables	21,189	18,049
Cash generated from operating activities	105,443	120,509
Interest paid	(11,880)	(12,411)
Income tax paid	(11,583)	(18,771)
Dividends paid to minority interests	—	(205)
Net cash inflow from operating activities	81,980	89,122

IAWS Group – Consolidated Cash Flow Statement for the period ended 31 July 2006 (continued)

	2006 €'000	2005 €'000
Cash flows from investing activities		
Proceeds from sale of property, plant and equipment	4,448	2,451
Purchase of property, plant and equipment		
– Ongoing	(7,910)	(7,363)
– New investments	(67,947)	(43,931)
Acquisition of subsidiaries and businesses, net of cash acquired	(2,644)	(94,141)
Disposal of subsidiaries and businesses	—	14,743
Disposal of other investments	655	—
Dividends received	19,118	16,223
Purchase of minority interest	(1,366)	—
Investments in associates and joint venture	(35,061)	(3,304)
Deferred consideration and acquisition costs paid	(3,988)	(6,788)
Other	(480)	33
Net cash flow from investing activities	(95,175)	(122,077)
Cash flows from financing activities		
Proceeds from issue of share capital	8,539	6,121
Drawdown of loan capital	67,144	46,409
Capital element of finance lease liabilities	(20,453)	(565)
Equity dividends paid	(16,036)	(14,052)
Net cash flow from financing activities	39,194	37,913
Net increase in cash and cash equivalents	25,999	4,958
Translation adjustment	380	(155)
Cash and cash equivalents at start of year	43,419	38,616
Cash and cash equivalents at end of year	69,798	43,419

Net cash inflow from operating activities decreased €7.1 million (8 per cent.) from €89.1 million in 2005 to €82.0 million in 2006.

Operating profit before changes in working capital decreased by €7.6 million (6.1 per cent.) from €124.1 million in 2005 to €116.5 million in 2006. This reflects the overall improvement in IAWS Group's operating profit[10] in 2007 compared to 2006 as described in section 1.5 above.

Non cash ***depreciation of property, plant and equipment*** and ***amortisation of intangible assets*** added back to arrive at operating profit before changes in working capital increased to €34.7 million in 2006 compared to €28.6 million in 2005 due primarily to increased property, plant and equipment costs and a full year of amortisation of Groupe Hubert intangible assets as described in section 1.5 above. The non cash ***employee share based payment*** charge added back to arrive at operating profit before changes in working capital increased to €1.6 million in 2006 compared to €0.9 million in 2005 reflecting the first full year of expense in 2006 associated with grants of equity entitlements under the Long Term Incentive plan in December 2004 and April 2005.

Loss/(profit) on termination of operations added back in arriving at operating profit before changes in working capital was represented by a loss of €0.6 million in 2006 compared to a profit of €8.6 million in 2005. The 2005 profit related to the disposal of two Origin companies. ***(Profit)/loss on disposal of non-current assets*** added back in arriving at operating profit before changes in working capital in 2006 was represented by a profit of €1.9 million compared to a loss of €0.5 million in 2005, both years resulting from the disposal of property plant and equipment and other investments.

Special pension contributions were €23.5 million in 2006 compared to €Nil in 2005 due to the one off payment to fund the deficit in the defined benefit pension scheme.

Changes in working capital amounted to a cash outflow of €11.0 million in 2006 compared to a cash outflow of €3.6 million in 2005. This was generated as a result of the €4.7 million increased level of cash spent on building up inventory levels and the €2.8 million increased cash outlay spent on financing trade receivables and payables.

Interest paid was €11.9 million in 2006 compared to €12.4 million in 2005. ***Income tax*** paid in 2006 was €11.6 million compared to €18.8 million in 2005.

Cash flows from investing activities decreased from €122.1 million in 2005 to €95.2 million in 2006.

Purchase of property plant and equipment increased from €51.3 million in 2005 to €75.9 million in 2006 reflecting increased capital expenditure in Food North America. ***Acquisition of subsidiaries and businesses*** decreased significantly from €94.1 million in 2005 to €2.6 million in 2006 due to the acquisition of Groupe Hubert in 2005. The Group invested €35.1 million in increasing its stake in Hiestand AG in 2006 with only €3.3 million investment in associates and joint venture in 2005. Finally, ***deferred consideration and acquisition costs paid*** decreased to €4.0 million in 2006 compared to €6.8 million in 2005 due to the timing of deferred consideration payments relating to business combinations made in previous years.

Cash flows from financing activities

The Group generated €39.2 million from financing activities in 2006 compared to €38.0 million in 2005 reflecting increased debt draw downs of €20.7 million offset by the increases in the repayment of finance leases of €19.9 million. There was a 14 per cent. increase in ***equity dividends paid*** in 2006 compared to 2005.

Net increase in cash and cash equivalents

There was an increase in cash and cash equivalents from all activities (operating, investing and financing) in 2006 of €26 million compared to €5.0 million in 2005. Variations in cashflows from operating, investing and financing activities are explained individually above.

[10] Operating profit is derived from the sum of Profit before tax, Financing costs, net and Share of profit of associates and joint venture on the Cash Flow Statement

4 UNAUDITED CONSOLIDATED INTERIM RESULTS TO 31 JANUARY 2008

4.1 Unaudited Consolidated Interim Income Statement

	Six months ended 31 January 2008 €'000 (Unaudited)	*Six months ended 31 January 2007 €'000 (Unaudited)*	*Year ended July 2007 €'000 (Audited)*
Revenue	1,127,473	838,456	1,907,619
Cost of sales	(842,277)	(645,611)	(1,416,507)
Gross profit	285,196	192,845	491,112
Distribution, administration and other expenses	(202,987)	(135,503)	(344,664)
Operating profit before amortisation and exceptional items	82,209	57,342	146,448
Intangible amortisation	(9,241)	(6,757)	(15,927)
Exceptional items	—	—	22,732
Operating profit	72,968	50,585	153,253
Share of profit of associates and joint venture	13,382	12,998	26,656
Profit before financing costs	86,350	63,583	179,909
Financing costs	(17,132)	(14,297)	(30,099)
Profit before tax	69,218	49,286	149,810
Income tax	(10,262)	(6,491)	(26,337)
Profit for the period	58,956	42,795	123,473

Revenue

Group revenue was €1.1 billion in the period ended 31 January 2008 compared to €838 million in 2006, an increase of 34.5 per cent. This growth was driven by underlying growth of 21.9 per cent., acquired growth of 16.0 per cent. and negative currency impacts of 3.4 per cent. Lifestyle Foods achieved revenues of €581.1 million in the reporting period 2008 compared to €463.5 million in 2007, an increase of 25.4 per cent. Origin reported revenue of €546.4 million in 2008 compared to €374.9 million in 2007, an increase of 45.7 per cent.

Food North America reported revenue of €229.6 million in 2008 compared to €145.7 million in 2007, an increase of 57.6 per cent. The main driver of the increase is the inclusion of a full 6 months of revenue from Otis Spunkmeyer ("Otis") in the half year ended 31 January 2008 compared to only 3 months in the equivalent period in 2007. Underlying growth in the business continued to be strong with underlying revenues increasing by 10.0 per cent. after allowing for foreign currency fluctuations and the impact of the Otis acquisition. Food North America's growth is driven by strong brand awareness as well as continued superior product and concept development.

Food Europe recorded revenue of €351.4 million in the half year ended 31 January 2008 compared to €317.8 million in the equivalent period in 2007, an increase of 10.6 per cent. This reflects underlying revenue growth of 10.0 per cent. after allowing for currency fluctuations.

Origin reported revenue of €546.4 million in the half year ended 31 January 2008 compared to €374.9 million in 2006, an increase of 45.7 per cent. The increase reflects underlying revenue growth of 36.8 per cent. as well as growth from acquisitions (the Odlum Group) of 10.8 per cent. offset by currency fluctuations of 1.9 per cent. Increasing worldwide demand for food and the development of new applications for traditional food crops are driving the value of primary producer output. This resulted in higher demand for the key protein, energy and nutrient ingredients supplied by Origin. Increasing commodity costs are also a reason for the growth in revenue.

Cost of sales / Gross profit

Cost of sales increased from €645.6 million in the half year ended 31 January 2007 to €842.3 million in the 2008, an increase of 30.5 per cent. Gross profit increased from €192.8 million (23.0 per cent. margin) in 2007 to €285.2 million in 2008 (25.3 per cent. margin) an increase of 47.9 per cent. from 2007 to 2008.

The Group has been successful in maintaining its margin in an environment of significant cost inflation. The impact of these increased costs has been absorbed by price increases, increased volumes and effective production management as well as investment in infrastructure and the experience of a proven management team.

Underlying gross margin (excluding the impact of the consolidation of Otis for 9 months of 2007) did not fluctuate significantly in 2008 compared to 2007. However, Otis reported stronger than average gross margins compared to other food businesses and, consequently, margins in 2008 grew to 25.3 per cent.

Operating Profit[11]

Group operating profit reported was €82.2 million in the half year ended 2008 compared to €57.3 million in 2007, an increase of 43.4 per cent.

Operating costs, net which are represented by distribution, administration and other expenses increased from €135.5 million in the 6 month period ended 31 January 2007 to €203.0 million in the 6 month period ended 31 January 2008. This was due primarily to the acquisition of Otis Spunkmeyer which contributed a full 6 months of costs compared to only 3 months in the same period in 2007 and Origin's acquisition of Odlums in August 2008 as detailed below.

Lifestyle Foods achieved operating profits of €62.0 million in 2008 compared to €45.5 million in 2007, an increase of 36.2 per cent. Origin reported operating profits of €20.2 million in 2008 compared to €11.9 million in 2007 an increase of 70.7 per cent.

Food North America reported operating profits of €27.2 million in 2008 compared to €14.5 million in 2007, an increase of €12.7 million (87.4 per cent.). This is primarily attributable to the first time consolidation of a full 6 months results of Otis in the half year ended 31 January 2008 compared to only 3 months contribution in 2007.

Food Europe reported operating profits of €34.7 million in 2008 compared to €30.9 million in 2007, an increase of €3.8 million (12.2 per cent.) driven by increased volumes.

Origin's significant increase in operating profits was driven principally by increased fertiliser volumes in the UK due to higher application resulting from a combination of higher cereal prices and increased plantings. Origin's results also incorporate the impact of consolidating 5 months of Odlum's operating profits in the period ended 31 January 2008. Odlums was previously accounted for as an associate before Origin increased its stake in Odlums from 50 per cent. to 100 per cent. in August 2007.

Amortisation of intangible assets

Amortisation of intangible assets reported in 2008 was €9.2 million compared to €6.8 million in 2007, an increase of €2.5 million (36.8 per cent.). This is due primarily to the first full 6 month period of amortisation of customer and brand intangibles acquired with Otis in 2008 which were amortised for only 3 months in 2007. This also reflects the amortisation in 2008 of customer and brand intangibles arising from acquisitions in the 6 month period ended 31 January 2008.

Share of profit of associates and joint venture

The profit contribution from food associates and joint venture grew by 11.3 per cent. to €12.4 million compared with €11.2 million in 2007. The profit contribution from Origin associates fell by 48.2 per cent. to €0.9 million. The 50 per cent. of Odlums, not previously owned, was acquired during the period. Odlums is now a 100 per cent. subsidiary and no longer accounted for as an associate. The increase is due to improved performances from Hiestand and the North American joint venture in the period.

[11] Operating profit is stated here before intangible amortisation and exceptional items

Finance Costs

Finance costs (net) have increased by 19.8 per cent. from €14.3 million in 2007 to €17.1 million in 2008 largely due to the increased average debt outstanding in the 6 month period ended 31 January 2008. This increase was driven by the acquisition of Otis.

4.2 Unaudited Consolidated Interim Balance Sheet as at 31 January 2008

	31 January 2008 €'000 (Unaudited)	*31 January 2007 €'000 (Unaudited)*	*31 July 2007 €'000 (Audited)*
ASSETS			
Non current assets			
Property, plant and equipment	427,151	349,679	356,493
Investment properties	192,418	—	165,473
Goodwill	529,846	563,226	531,340
Intangible assets	274,585	273,203	253,141
Investments in associates and joint venture	160,399	160,720	169,005
Other investments	201	206	204
Deferred tax assets	16,090	8,713	14,689
Total non current assets	1,600,690	1,355,747	1,490,345
Current assets			
Inventory	194,194	143,137	137,646
Trade and other receivables	280,923	244,077	240,451
Derivative financial instruments	—	1,789	734
Cash and cash equivalents	138,476	107,841	86,059
Total current assets	613,593	496,844	464,890
TOTAL ASSETS	2,214,283	1,852,591	1,955,235

4.2 Unaudited Consolidated Interim Balance Sheet as at 31 January 2008 (continued)

	31 January 2008 €'000 (Unaudited)	*31 January 2007 €'000 (Unaudited)*	*31 July 2007 €'000 (Audited)*
EQUITY			
Called up share capital	39,169	37,941	38,174
Share premium	57,956	54,022	57,001
Retained earnings and other reserves	650,224	437,927	620,922
Total equity attributable to equity shareholders of parent	747,349	529,890	716,097
Minority interest	53,840	2,705	50,631
TOTAL EQUITY	801,189	532,595	766,728
LIABILITIES			
Non current liabilities			
Interest bearing loans and borrowings	680,436	422,112	527,684
Employee benefits	24,023	9,666	8,705
Deferred government grants	4,281	2,919	2,929
Other payables	488	1,181	350
Deferred tax liabilities	148,369	136,125	147,041
Provisions	49,013	46,844	45,089
Total non current liabilities	906,610	618,847	731,798
Current liabilities			
Interest bearing borrowings	40,888	375,039	37,958
Trade and other payables	417,071	304,644	383,065
Corporation tax payable	39,429	20,522	31,741
Derivative financial instruments	4,302	944	3,945
Provisions	4,794	—	—
Total current liabilities	506,484	701,149	456,709
TOTAL LIABILITIES	1,413,094	1,319,996	1,188,507
TOTAL EQUITY AND LIABILITIES	2,214,283	1,852,591	1,955,235

Non current assets increased by 7.4 per cent. from €1.49 billion at 31 July 2007 to €1.6 billion at 31 January 2008.

Property, plant and equipment increased by €70.7 million (19.8 per cent.) from €356.5 million at 31 July 2007 to €427.2 million at 31 January 2008. Significant increases resulting from €70.0 million of additions (principally related to the construction of the new facility at Grangecastle) and €47.3 million of acquisitions were offset by €14.0 million of transfers to investment properties, €16.6 million of depreciation and €15.9 million of adverse translation movements.

Investment properties increased from €165.5 million at 31 July 2007 to €192.4 million at 31 January 2008. The increase is attributable to €14.0 million of transfers from property, plant and equipment and €12.9 million of additions.

Goodwill and intangible assets increased by €20.0 million (2.5 per cent.). The increased goodwill and intangible asset of €68.6 million arising from acquisitions during the period was offset by €9.2 million of amortization of intangible assets and €39.8 million of adverse foreign currency translation movements.

Investments in associate and joint venture decreased from €169.0 million to €160.4 million. The decrease was due primarily to the recognition of IAWS Group's share of profits (€13.4 million) and other reserve movements attributable to its associates and joint venture offset by dividends received (€8.4 million), adverse foreign currency translation (€3.2 million) and the reduction in the balance due to the Odlum Group becoming a 100 per cent. subsidiary of Origin (€10.5 million).

Current assets have increased from €464.9 million as at 31 July 2007 to €613.6 million as at 31 January 2008, an increase of 32 per cent. This is driven by increases in inventory and accounts receivable which relate primarily to the acquisitions and seasonality within the Origin business.

Non current liabilities increased from €731.8 million as at 31 July 2007 to €906.6 million as at 31 January 2008, an increase of 23.9 per cent.

Long term ***interest bearing loans and borrowings*** increased by €152.8 million (28.9 per cent) reflecting the increased drawdown of debt used principally to fund the acquisition of Odlums and the capital expenditure projects mentioned above. The Group's ***employee benefits liability*** increased from €8.7 million to €24 million principally as result of actuarial losses (€13.7 million) and the acquisition of Odlums (€2.4 million). Finally long term ***provisions*** which comprise the net present value of amounts expected to be payable in respect of deferred consideration increased by €3.9 million due mainly to the recognition of additional deferred consideration resulting from new acquisitions (€10.2 million) offset by payments (€1 million) and transfers to short term provisions of €4.8 million. ***Deferred government grants*** increased by €1.4 million primarily due to new acquisitions.

Deferred tax, net (being the sum of deferred tax assets and deferred tax liabilities) decreased marginally. This reflects, in main, increases in deferred tax liabilities resulting from acquisitions of €9.7 million offset by release of deferred tax liabilities of €4.4 million and adverse currency movements of €5.4 million.

Current liabilities increased from €456.7 million as at 31 July 2007 to €506.5 million as at 31 January 2008, an increase of 11 per cent. This is due in principal to increased ***trade and other payables*** resulting from acquisitions and the financing of working capital due to seasonality in the Origin business. Corporation tax payable increased by €7.7 million due primarily to the accrual of corporation tax on the profits for the period. Provisions becoming payable within 12 months increased by €4.8 million being deferred consideration payable in respect of a recent acquisition.

Equity

Principal movements in ***retained earnings and other reserves*** relate to the profit for the financial period, the revaluation reserve created on investment properties as well actuarial losses on IAWS Group's defined benefit pension schemes.

4.3 Unaudited Consolidated Interim Cash Flow Statement for the period ended 31 January 2008

	Six months ended 31 January 2008 €'000 (Unaudited)	*Six months ended 31 January 2007 €'000 (Unaudited)*	*Year ended 31 July 2007 €'000 (Audited)*
Cash flows from operating activities			
Profit before tax	69,218	49,286	149,810
Financing costs, net	17,132	14,297	30,099
Share of profits of associates and joint venture	(13,382)	(12,998)	(26,656)
Depreciation of property, plant and equipment	16,617	15,755	33,451
Amortisation of intangible assets	9,241	6,757	15,927
Amortisation of government grants	(82)	(91)	(79)
Employee share-based payment charge	5,827	1,317	6,007
Exceptional items	—	—	(22,732)
Other	—	476	(1,836)
Operating profit before changes in working capital	104,571	74,799	183,991
Increase in inventory	(52,293)	(24,569)	(22,740)
(Increase)/decrease in trade and other receivables	(33,131)	18,863	14,241
Increase/(decrease) in trade and other payables	36,355	(46,983)	11,814
Cash generated from operating activities	55,502	22,110	187,306
Interest paid	(15,799)	(12,710)	(29,547)
Income tax paid	(4,863)	(2,845)	(9,371)
Net cash from operating activities	34,840	6,555	148,388

4.3 Unaudited Consolidated Interim Cash Flow Statement for the period ended 31 January 2008 (continued)

	Six months ended 31 January 2008 €'000 (Unaudited)	*Six months ended 31 January 2007 €'000 (Unaudited)*	*Year ended July 2007 €'000 (Audited)*
Cash flows from investing activities			
Proceeds from sale of property, plant and equipment	156	203	1,912
Purchase of property, plant and equipment			
– Ongoing	(7,126)	(5,730)	(11,710)
– New investments	(58,550)	(32,216)	(89,007)
Purchase of investment properties	(12,945)	—	—
Acquisition of subsidiaries, businesses and associates, net of cash acquired	(54,689)	(463,378)	(442,449)
Proceeds from disposal of business	—	—	1,031
Purchase of intangible assets	—	—	(12,984)
Cash received on dilution of Origin Enterprises plc, net	—	—	97,521
Insurance proceeds, net	—	—	6,118
Dividends received	8,377	7,928	18,000
Purchase of minority interest	—	(951)	(857)
Deferred consideration paid	(1,000)	(2,109)	(3,571)
Other	—	—	5
Net cash flow from investing activities	(125,777)	(496,253)	(435,991)
Cash flows from financing activities			
Proceeds from issue of share capital	1,950	2,208	5,420
Drawdown of loan capital	142,819	499,659	277,528
Capital element of finance lease liabilities	(410)	(181)	(363)
Equity dividends paid	—	—	(18,089)
Receipt from derivative financial instrument	—	—	1,343
Net cash flow from financing activities	144,359	501,686	265,839
Net increase/(decrease) in cash and cash equivalents	53,422	11,988	(21,764)
Translation adjustment	(3,927)	1,034	470
Cash and cash equivalents at start of period	48,504	69,798	69,798
Cash and cash equivalents at end of period	97,999	82,820	48,504

Net cash inflow from operating activities increased €28.3 million (431.5 per cent.) from €6.6 million in 2007 to €34.8 million in 2008.

Operating profit before changes in working capital increased by €29.8 million (39.8 per cent.) from €74.8 million in 2007 to €104.6 million in 2008. This reflects the overall improvement in IAWS Group's operating profit[12] in 2007 compared to 2006 as described in section 4.1 above.

[12] Operating profit is derived from the sum of Profit before tax, Financing costs, net and Share of profit of associates and joint venture on the Cash Flow Statement

Non cash depreciation of property, plant and equipment and amortisation of intangible assets added back to arrive at operating profit before changes in working capital increased to €25.9 million in 2008 compared to €22.5 million in 2007 due primarily to increased property, plant and equipment costs, a full period of amortisation of Otis intangible assets and first time amortisation of intangibles acquired in the period as described in section 4.1 above. The non cash ***employee share based payment*** charge added back to arrive at operating profit before changes in working capital increased to €5.8 million in 2008 compared to €1.3 million in 2007 reflecting the increased expense associated with grants of equity entitlements under the IAWS Long Term Incentive plan in the second half of 2007.

Changes in working capital amounted to a cash outflow of €49.1 million in 2008 compared to a cash outflow of €52.7 million in 2007. This was generated as a result of the €27.7 million increased level of cash spent on building up inventory levels, the €52.0 million reduction in cash received from short term receivables offset by €83.3 million reduction in cash outlay from payment of short term payable balances.

Interest paid in 2008 was €15.8 million in 2008 compared to €12.7 million in 2007, due mainly to a full 6 months cash cost of servicing debt used to finance the purchase of Otis, compared to only 3 months in the prior period. ***Income tax*** paid in 2008 was €4.9 million compared to €2.8 million in 2007 due to timing of tax payments in the Food business.

Cash flows from investing activities decreased from €496.3 million in 2007 to €125.8 million in 2008.

Purchase of property, plant and equipment increased from €37.9 million in 2007 to €65.7 million in 2008 reflecting increased capital expenditure relating mainly to the construction of the Grangecastle facility. Purchase of ***investment properties*** increased from €Nil in 2007 to €12.9 million in 2008 due to the acquisition of a freehold on Origin investment properties in 2008. ***Acquisition of subsidiaries and businesses*** decreased significantly from €463.4 million in 2007 to €54.7 million in 2008 due to the increased cost of the acquisition of Otis in 2007 compared to the acquisitions made in 2008 which relate primarily to the acquisition of Odlums.

Cashflows from financing activities

The Group generated €144.4 million from financing activities in 2008 compared to €501.7 million in 2007 reflecting the increased debt draw downs in 2007 used to finance the purchase of Otis.

Net increase in cash and cash equivalents

There was an increase in cash and cash equivalents from all activities (Operating, investing and financing) in 2008 of €53.4 million compared to €12 million in 2007. Variations in cash flows from operating, investing and financing activities are explained individually above.

5 CAPITAL RESOURCES

The Group's primary sources of liquidity are cash flows from operations and borrowings under the Revolving Credit Facilities. The Group's primary uses of cash are acquisitions, capital expenditure and debt service.

Capitalisation and Indebtedness table

The following tables show the capitalisation and indebtedness of IAWS Group as at 31 May 2008 based on unaudited management financial information

Capitalisation table

	€'000s	*€'000s*
Total Current Debt		
Guaranteed	(29,072)	
Secured	—	
Unguaranteed/Unsecured	—	
Total Current Debt	(29,072)	(29,072)
Total Non-current Debt		
Guaranteed	(538,967)	
Secured	(342,393)	
Unguaranteed/Unsecured	—	
Total Non-current Debt	(881,360)	(881,360)
Shareholder Equity		
Share Capital	(39,255)	
Share Premium	(59,295)	
Other Reserves	(2,118)	
Total Shareholders Equity	(100,668)	(100,668)
Total Capitalisation		(1,011,101)

Net indebtedness table

	€'000s	€'000s
Liquidity		
Cash	119,020	
Cash Equivalents	—	
Trading Securities	—	
Total Liquidity	119,020	119,020
Current Financial Receivable		
Current Financial Receivable	—	
Total Current Financial Receivable	—	—
Current Financial Debt		
Bank Loans & Overdrafts	(26,465)	
Other Financial Debt	(2,608)	
Total Current Financial Debt	(29,072)	(29,072)
Net Current Financial Indebtedness		89,948
Non-current Debt		
Non Current Bank Loans	(594,992)	
Private Placement	(286,369)	
Total Non-current Debt	(881,360)	(881,360)
Net Financial Indebtedness		(791,413)

Debt

Summary of Commitments

The following table summarises IAWS Group's contractual obligations, commercial commitments and principal payments as at 31 July 2007.

	Total	*Less than 1 year*	*1-5 years*	*Greater than 5 years*
		(All figures in €'000s)		
Senior Note Private Placement	328,252	—	—	328,252
Revolving Credit Facility (Restricted Group)	113,888	—	113,888	—
Credit Facility (Origin)				
Term Loan Drawing	75,000	—	75,000	—
Revolving Credit Facility	8,000	—	8,000	—
Bank loans and overdrafts	37,916	37,555	361	—
Total Debt before Finance Leases	563,056	37,555	197,249	328,252
Finance Leases	2,585	403	1,737	445
Total Debt including Finance Leases	565,641	37,958	198,986	328,697
Operating Leases	60,446	4,997	28,946	26,503
Total Contractual Obligations*	626,087	42,955	227,932	355,200

Gross debt, net debt and borrowed funds

Gross Debt (defined as Total interest bearing loans and borrowings included in non-current and current liabilities on IAWS Group balance sheet) amounted to €565.6 million as of 31 July 2007, compared to €291.1 million as at 31 July 2006. Cash and Cash equivalents amounted to €86.1 million as at 31 July 2007, compared to €74.6m as at 31 July 2006. Total Net Debt (defined as gross debt less cash and cash equivalents) amounted to €479.5 million at 31 July 2007, compared to €216.5 million as at 31 July 2006. The increase in Gross Debt and Net Debt from the year ended 31 July 2006 to the year ended 31 July 2007 is due primarily to the increased debt facilities and draw downs used for the acquisition of Otis.

Summary of Bank Covenant submissions – Revolving credit facility and senior note private placement

Description	*Covenant*	*FY07 – Full Year '000s*	*FY08 – Interims '000s*
Pro Forma EBITDA[10]		€173,090	€179,764
Net Debt[11]		€407,881	€418,446
Net Debt: EBITDA Ratio	3.50 times	2.36 times	2.33 times
Net Interest Charge		€27,454	€24,531
Interest Cover Ratio	4.00 times	6.30 times	7.33 times

The above terms are as defined in both the Revolving Credit Agreement dated November 2006 and the Note Purchase Agreement (Private Placement) dated June 2007.

* €108,518 of the total contractual obligations are attributable to Origin.

10 Pro forma EBITDA consists of the Lifestyle Food Group's consolidated profit on ordinary activities before interest, taxation and exceptional items, excluding the share of profit of associates and joint venture PLUS depreciation and amortisation of intangible assets PLUS Associated EBITDA (Group's share of North American joint venture EBITDA), all adjusted for the pro forma effect of acquisitions and disposals in the period. Pro forma EBITDA is calculated on a trailing twelve month basis for covenant compliance at interim periods.

11 Net debt is defined as the consolidated financial indebtedness of the Lifestyle Food Group/Origin – i.e. the sum of cash and cash equivalents, current interest bearing borrowings and non current interest bearing borrowings.

Summary of Bank Covenant Submissions – Credit facility (Origin)

Description	*Covenant*	*FY07 – Full Year '000s*	*FY08 – Interims '000s*
Pro Forma EBITDA[13]		€46,314	€59,315
Net Debt / (Cash)[12]		(€3,298)	€49,403
Net Debt: EBITDA Ratio*	3.25 times	(0.07) times	Not tested
Net Interest Charge		€2,645	€8,403
Interest Cover Ratio	3.00 times	17.51 times	7.06 times
Cash Flow		€43,784	€45,187
Cash Flow to Net Interest Charges	2.00 times	16.55 times	5.38 times
Stock and Trade Debtors		€135,045	€235,372
Stock & Trade Debtors to Facility C Drawings	2.00 times	16.88 times	3.18 times

The above terms are as defined in Credit Agreement dated May 2007 as amended in January 2008.

The Group's borrowed funds principally consisted of the following as at 31 July 2007:

- €328.3 million Senior Note Private Placement;
- €113.9 million Revolving Credit Facility;
- €75 million Term Loan – Origin Enterprises;
- €8 million Revolving Credit Facility – Origin Enterprises;
- €37.9 million Bank loans and overdrafts; and
- €2.6 million Finance leases.

The Revolving Credit Facility (Lifestyle Foods Group)

In November 2006 IAWS Group entered into a Revolving Credit Facility Agreement. This facility provides up to €600 million in availability and is due to expire in November 2011. Borrowing under the Facility is available to fund the working capital requirements of IAWS Group, capital expenditures and other general corporate purposes. As at 31 July 2007 €113.9 million was drawn under this facility.

The following table sets out the average interest rates as of 31 July 2007 for each of the currency drawn under the facility.

Description	*Currency*	*Interest Rate*
Swiss Franc Borrowings	CHF	3.08%
Canadian Dollar Borrowings	CAD	4.93%

The Credit Facility (Origin Enterprises)

In May 2007 Origin Enterprises plc entered into a Credit Facilities Agreement. This facility provides up to €350 million in availability and is due to expire in May 2012. Borrowing under the Facilities is available to fund the working capital requirements of IAWS Group, capital expenditures and other general corporate purposes. As at 31 July 2007 €83 million was drawn under the facilities.

---

* Covenant is tested Annually.

12 Net debt is defined as the consolidated financial indebtedness of the Lifestyle Food Group/Origin – i.e. the sum of cash and cash equivalents, current interest bearing borrowings and non current interest bearing borrowings.

13 Pro forma EBITDA consists of the Origin Group consolidated profit on ordinary activities before interest, taxation and exceptional items excluding the share of profit of associates PLUS depreciation and amortisation of intangible assets PLUS non cash share based payments expense. Pro forma EBITDA is calculated on a trailing twelve month basis for covenant compliance at interim periods.

The following table sets out the average interest rates as of 31 July 2007 for each of the currency drawn under the facility.

Description	*Currency*	*Interest Rate*
Facility A – Term Loan	EUR	5.20%
Facility C – Revolving Credit Facility	EUR	4.59%

Senior Note Private Placement (Restricted Group)

In June 2007 IAWS Finance PP Limited completed a USD450 million Guaranteed Senior Note Private Placement. The notes have a weighted average tenor of 9.2 years and Interest Coupon of 5.82 per cent. – payable semi annually in arrears. The proceeds of this facility were used to repay other loan commitments.

Financial and other covenants governing Group debt.

The instruments governing the indebtedness of IAWS Group contain financial covenants that restrict, among other things, the ability of Group to:

- incur additional indebtedness;
- incur Security Interests over any of it's assets;
- enter into certain transactions with affiliates;
- make any material change to the nature of the business;
- sell, transfer or dispose of certain assets of the business; and
- merge, amalgamate or consolidate with any other person or group.

5.1 Off-balance sheet arrangements

IAWS has not used special purpose vehicles or similar financing arrangements on a historical basis. In addition, IAWS has not had and does not have off-balance sheet arrangements with any of its affiliates.

5.2 Quantitative and qualitative disclosures about market risk

The Group has formal risk assessment processes in place through which risks and mitigating controls are evaluated. These processes are driven by business unit management, who are best placed to identify the significant ongoing and emerging risks facing their businesses. The outputs of these risk assessment processes are subject to various levels of review, up to and including Board level. Risks identified and associated mitigating controls are also subject to audit as part of operational, financial and health and safety audit programmes.

The risks identified fall broadly into four categories: strategic/commercial, operational, systems and financial. Some of the most significant strategic/commercial risks facing IAWS Group include the impact of changes in food consumption patterns and the potential impact of competitor activity. In addition IAWS Group faces the challenge of rising commodity and energy costs and the related challenge of passing on price increases to customers. The Group addresses these by focussing on research and development and product innovation to ensure that customer and consumer requirements are being anticipated and met on a continuing basis. The Group also closely monitors emerging changes to regulations or legislation on an ongoing basis. The attainment of the highest levels of product quality and customer service is also core to reducing the impact of these risks.

As a group that has grown both organically and through acquisitions, IAWS faces risks and challenges associated with managing growth, and ensuring that processes around acquiring and integrating new businesses are robust. The management of major capital projects is also a key area of risk for the business. There is substantial experience within Group of managing growth and in successfully integrating acquired businesses. There is also strong project management capability with a track record of success in this area. Financial, commercial and operational due diligence is performed both by external consultants and in-house experts in advance of all new acquisitions. The integration of new acquisitions and the delivery of major project initiatives is carefully managed and controlled.

Operational risks facing IAWS Group include issues associated with product contamination and general food scares affecting relevant products. A further operational risk to IAWS Group, in common with most companies, is the risk of failure to address increasing compliance requirements particularly in the areas of health and safety, emissions and effluent control. These types of risks are mitigated through the establishment of thorough hygiene and health and safety systems, environmental/discharge controls, auditing of supplier facilities and ensuring product traceability.

The loss of a significant manufacturing/operational site through natural catastrophe or act of vandalism represents another risk that could, potentially, have a material impact on IAWS Group. As a result, emphasis is given to ensuring that site security measures at all Group locations are robust. In addition, the Board is satisfied that significant management attention is given to the development of comprehensive operational disaster recovery plans.

Similarly, a significant IT system failure could adversely impact on operations. As a result, IT disaster recovery plans and system backup processes are implemented.

The Group has a track record of attracting and retaining high quality senior management and staff internationally. The Group is cognisant of cultural differences across the markets in which the business operates and has put in place management teams with the skills and local knowledge to trade successfully in IAWS Group's markets. As a result, IAWS Group faces risks associated with the potential loss of key management personnel. The Board addresses these risks through incentivisation and retention initiatives, in addition to robust succession planning.

As an international group with substantial operations and interests outside the euro-zone, IAWS is subject to the risk of adverse movements in foreign currency exchange rates. Exposures are managed through matching foreign currency investments with foreign currency borrowings and through the use of foreign currency hedging contracts.

5.3 Critical accounting policies and estimates

Certain accounting issues require management estimates and judgments for the preparation of financial statements. Details of the accounting policies applicable to the preparation of the audited financial statements of IAWS Group are presented in Part I Section C and Part I Section D of Part 12 (Index to Financial Information). The Group's most significant policies requiring the use of estimates and judgments are listed below:

5.3.1 Goodwill

All business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries, associates and joint venture. In respect of acquisitions that have occurred since 1 August 2004, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. In respect of acquisitions prior to this date, goodwill is included on the basis of its deemed cost, i.e. original cost less accumulated amortisation from the date of acquisition up to 31 July 2004, which represents the amount recorded under Irish GAAP. Goodwill is now stated at cost or deemed cost less any accumulated impairment losses. In respect of associates and joint venture, the carrying amount of goodwill is included in the carrying amount of the investment.

5.3.2 Taxation

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case the related tax is recognised in equity.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates and laws that have been enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred income tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. If the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction does not affect accounting or taxable profit or loss, it is not recognised. Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint venture, except where the timing of the reversal of the temporary difference is controlled by IAWS Group and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred income tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be recovered. Deferred income tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

5.3.3 Derivative financial instruments

All derivatives are initially recorded at fair value on the date the contract is entered into and subsequently, at reporting dates remeasured to their fair value. The gain or loss arising on remeasurement is recognised in the income statement except where the instrument is a designated hedging instrument.

Derivative financial instruments are used to manage IAWS Group's exposure to foreign currency risk, interest rate risk and commodity price risk through the use of forward currency contracts, interest rate swaps and futures contracts. These derivatives are generally designated as cash flow hedges in accordance with IAS 39. The Group does not enter into speculative derivative transactions.

Cash flow hedges

Subject to the satisfaction of certain criteria, relating to the documentation of the risk, objectives and strategy for the hedging transaction and the ongoing measurement of its effectiveness, cash flow hedges are accounted for under hedge accounting rules. In such cases, any unrealised gain or loss arising on the effective portion of the derivative instrument is recognised in the cash flow hedging reserve, a separate component of equity. Unrealised gains or losses on any ineffective portion of the derivative are recognised in the income statement. When the hedged transaction occurs the related gains or losses in the hedging reserve are transferred to the income statement.

5.3.4 Impairment

The carrying amounts of IAWS Group's assets, other than inventories (which are carried at the lower of cost and net realisable value), deferred tax assets (which are recognised based on recoverability), and those financial instruments, which are carried at fair value, are reviewed to determine whether there is an indication of impairment when an event or transaction indicates that there may be, except for goodwill and long life intangibles. If any such indication exists, an impairment test is carried out and the asset is written down to its recoverable amount. Goodwill is tested for impairment annually.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a *pro rata* basis. An impairment loss, other than in the case of goodwill, is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

5.3.5 Provisions

A provision is recognised in the balance sheet when IAWS Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

5.3.6 Employee benefits

Pension obligations

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as the related employee service is received. The Group's net obligation in respect of defined benefit pension plans is calculated, separately for each plan, by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date on high quality corporate bonds that have maturity dates approximating the terms of IAWS Group's obligations. The calculation is performed by a qualified actuary using the projected unit credit method. Actuarial gains and losses are recognised in the statement of recognised income and expense. Current and past service costs, interest on scheme liabilities and expected return on assets are recognised in the income statement.

Equity settled compensation

During the year, IAWS Group established both the "IAWS Long Term Incentive Plan 2006" (the "IAWS Plan") and the "Origin Long Term Incentive Plan 2006" (the "Origin Plan").

The "1997 Share Option Scheme" expired during the year. The Group continues to recognise a share based payments expense in respect of share options granted under the scheme in previous years.

All equity instruments granted under the IAWS Plan, the Origin Plan and the 1997 Share Option Scheme are equity settled share based payments as defined in IFRS 2, *Share-based Payment*. The fair value of equity instruments granted is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the equity instrument. The fair value of the equity instruments granted is measured using an approved model, taking into account the terms and conditions under which the equity instruments were granted. The plans and share option scheme are each subject to a non-market vesting condition and, therefore, the amount recognised as an expense is adjusted to reflect the actual number of equity instruments that vest.

Group Executive Incentive and Retention Plan

The Group operates an incentive and retention plan for executives. The plan operates on an individual basis by providing contingent entitlement to a lump sum award referable to reckonable salary. Awards are applied through the purchase of shares in IAWS Group to be held by a trustee for the benefit of individual participants for a 3 to 5 year period. The costs associated with the plan are written off to the income statement on a straight-line basis over the relevant period.

5.3.7 Establishing lives for depreciation purposes of property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and impairment losses. Other subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure including repairs and maintenance costs is recognised in the income statement as an expense as incurred.

Depreciation is calculated to write off the cost less estimated residual value of property, plant and equipment, other than freehold land and assets under construction, on a straight line basis, by reference to the following estimated useful lives:

Buildings	25 to 50 years
Plant and machinery	3 to 15 years
Motor vehicles	3 to 7.5 years

The residual value of assets, if significant, and the useful life of assets is reassessed annually.

Gains and losses on disposals of property, plant and equipment are recognised on the completion of sale. Gains and losses on disposals are determined by comparing the proceeds received with the carrying amount and are included in operating profit.

5.3.8 Intangible assets

Intangible assets acquired as part of a business combination are valued at their fair value at the date of acquisition. These generally include brand and customer related intangible assets.

Where intangible assets are separately acquired they are capitalised at cost. Intangible assets are amortised over the period of their expected useful lives in equal annual instalments. The expected useful lives of intangible assets range from 12 to 25 years.

Computer software that is not an integral part of an item of computer hardware is also classified as an intangible asset. These intangible assets are stated at cost less accumulated amortisation and impairment losses. Cost comprises purchase price and other directly attributable costs. The expected useful life of computer software is 5 years.

5.3.9 Foreign currency

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to euro at the foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to euro at the actual rates when the transactions occurred. Foreign exchange differences arising on translation of the net assets of a foreign operation are recognised directly in equity, in a translation reserve.

Exchange gains or losses on long term intra-group loans and on foreign currency borrowings, used to finance or provide a hedge against Group equity investments in non-euro denominated operations, are taken to the translation reserve to the extent that they are neither planned nor expected to be repaid in the foreseeable future or are expected to provide an effective hedge of the net investment. Any differences that have arisen since 1 August 2004, the date of transition to IFRS, are recognised in the currency translation reserve and are recycled through the income statement on the repayment of the intra-group loan or on disposal of the related business.

PART 8

OPERATING AND FINANCIAL REVIEW RELATING TO HIESTAND

The consolidated financial information on Hiestand in this Part 8 has been extracted without material adjustment from Hiestand's consolidated financial statements which have been prepared in accordance with IFRS and Swiss Law for the years ended 31 December 2007, 2006 and 2005 as presented in Part II Section A and Part II Section B of Part 12 (Index to Financial Information) of this Prospectus.

1 GENERAL

The Hiestand Group is a leading manufacturer of convenience deep-frozen bakery products. It has subsidiaries in Switzerland, Germany, Austria, Poland, Malaysia, Japan and Turkey.

1.1 History

Hiestand's history dates back to 1967, when Alfred Hiestand opened a bakery specialising in the supply of fresh bakery products to the catering trade. In 1997 Hiestand was floated on the main segment of the SWX. Since 1988 Hiestand has been developing its national and international business.

In 2005 HiCoPain, a joint venture between Hiestand (60 per cent.) and a Coop (40 per cent.) production plant in Switzerland, started production. In 2006, Hiestand acquired Fricopan. Fricopan operates in Germany mainly as a supplier of the retail grocery channel.

1.2 Overview of the Hiestand Group operations

The Hiestand Group operates in two main geographical markets: Europe, which represents the core of the Hiestand Group, and Asia, which provides future opportunities in a developing frozen bakery products market. Europe includes operations in Switzerland, Germany, Austria, Poland and their respective export markets, whereas Asia comprises Turkey, Malaysia and Japan and their respective export markets.

The Hiestand Group operates in the following main business segments:

Frozen Bakery Products

- The frozen bakery product segment includes the production and sale of frozen bakery products to all type of customers, including export customers. The products are sold in various convenience levels.

  The frozen bakery products business is core to Hiestand, generating CHF674.2 million or 91 per cent. of total sales in 2007. Germany and Switzerland are the two core markets, with Hiestand being a market leader in both countries.

  In addition to its other key markets of Poland, Austria, Malaysia, Japan and Turkey, Hiestand exports frozen products to more than 40 countries all over the world. The main export markets are, among others, Denmark, the UK, Ireland, Czech Republic, Italy, Australia and Singapore. Hiestand Malaysia has a close relationship with an Australian distributor, over which Hiestand, under a call option agreement, has the option to acquire a 51 per cent. controlling interest in that distrbutor.

  Hiestand's strategy in the area of frozen bakery products is to manage the whole value chain (procurement, wholesale activities, production, logistics and distribution, selling and offering additional services). Hiestand has a high level of competence in the production of frozen bakery products and the distribution of such products to the point of sales of the customers. In all markets except for Japan, Hiestand operates through its wholly owned logistics fleet. In addition to premium products and logistic services, Hiestand offers its customers unique services such as the training of employees and advisory services in relation to the procurement and financing of baking equipment.

Chilled Bakery Products

- In addition to the Hiestand Group's range of frozen products, a subsidiary, Fricopan also produces chilled products for a key account customer. Hiestand has also developed the know-how to produce and sell MDP products. Both chilled and MDP products are sold in the retail market directly to end consumers. These types of products are sold in Europe only and primarily in Germany. Sales of chilled products amounted to CHF36.7 million in 2007, representing 5 per cent. of total sales.

Fresh Bakery Products

- The fresh bakery product segment includes the production and sale of fresh bakery products to selected customers. Freshly baked products are only sold in the Zurich and Warsaw markets (and their immediate hinterlands).

  Hiestand regards the selling and distribution of fresh bakery products as an additional service to customers. This service is offered to customers with limited space for baking and storage. The growth potential for fresh bakery products is limited as products can only be distributed to customers in close proximity to the factories. Approximately CHF14.8 million or 2 per cent. of sales were generated by this business segment in 2007.

Retail

- The retail segment consists of sales by Hiestand's own baking shops (one shop in Switzerland and one factory outlet in Germany) and from a Hiestand operated chain of retail outlets in Poland.

1.3 Investment activity

For information on the significant items of investment made in the past 3 financial years, refer to Note 2.3 to the consolidated financial information relating to Hiestand for the two years ended 31 December 2007 on page F-148 and to Note 2.3 to the consolidated financial information relating to Hiestand for the two years ended 31 December 2006 on page F-207, both in Part 12 of this Prospectus.

Hiestand has no currently approved expenditure for future acquisitions.

2 RESULTS OF OPERATIONS

2.1 Hiestand Group

Consolidated results of operations of Hiestand Group for the year ended 31 December 2007, compared to the year ended 31 December 2006

CONSOLIDATED INCOME STATEMENT

for the year ended 31 December

	2007	2006
	in CHF thousand	
Net sales	740,627	516,099
Services provided	1,517	1,595
Total revenue	742,144	517,694
Other operating income	11,798	4,214
Changes in inventories of finished goods and work in progress	6,365	(50)
Total income	760,307	521,858
Raw materials and consumables used	(327,755)	(208,585)
Personnel expenses	(179,425)	(128,811)
Depreciation of property, plant and equipment and investment property	(35,255)	(26,722)
Amortisation of intangible assets	(5,944)	(2,602)
Other operating expenses	(144,674)	(102,887)
Earnings before interest and taxes (EBIT)	67,254	52,251
Financial expenses	(19,385)	(12,312)
Financial income	10,381	9,306
Profit before tax	58,250	49,245
Income tax expense	(9,971)	(12,491)
Profit for the year	48,279	36,754

Total revenue

Net sales grew by 43.5 per cent. or CHF224.5 million respectively to CHF740.6 million in the year ended 31 December 2007 The organic growth of the Hiestand companies, without the impact of the acquisition, of Fricopan, accounted for CHF71.8 million, while the currency impact increased sales by another CHF11.4 million. The impact of the acquisition of Fricopan contributed CHF141.3 million in sales. Germany is now Hiestand's largest sales base with total net sales of CHF428.8 million (57.9 per cent. of total sales of Hiestand) followed by Switzerland with total net sales of CHF240.9 million (32.5 per cent. of total sales of Hiestand). In fiscal 2007 the Fricopan companies were consolidated for 12 months compared to 2 months only in fiscal 2006.

European sales grew by CHF223.7 million from CHF490.5 million to CHF714.2 million, composed of organic growth of CHF71.1 million, acquisition related growth of CHF141.3 million and currency effects of CHF11.3 million. In fiscal 2007 the Fricopan companies were consolidated for 12 months compared to 2 months only in fiscal 2006.

Asian sales increased by CHF0.7 million from CHF27.2 million to CHF27.9 million reflecting organic growth of CHF1.9 million offset by a negative currency impact of CHF1.2 million.

The largest customer channel is convenience stores which represented 23.5 per cent. of sales (CHF174.4 million). The largest growth area for Hiestand was retail groceries where revenues increased from CHF11.4 million in 2006 to CHF87.9 million in 2007. This increase was mainly due to the consolidation of the Fricopan companies for a full 12 month period in 2007 compared to only 2 months in 2006. Besides the export business, shown as part of the other channels, the customer channel retail groceries is the core channel of the Fricopan business.

The customer channel 'Others' includes as main channels the export business and the retail chain in Poland as well as the retail stores in Switzerland (Schlieren) and Germany (Immekath). The main export markets are Denmark, the UK, Ireland, Czech Republic, Italy, Australia and Singapore. The above average increase is due primarily to the 12 months consolidation of Fricopan which accounted for CHF53.4 million of the total increase of CHF78.0 million plus the increased sales to IAWS (from CHF5.9 million to CHF12.3 million).

Customer channels for fiscal 2007 and fiscal 2006:

	2007	*2006*
	in CHF thousand	
Foodservice	77,371	73,017
Convenience stores/Petrol stations	174,360	146,508
Bake-off in retail store	148,651	138,225
Bakeries	109,049	82,489
Catering	23,345	22,496
Retail groceries	87,886	11,377
Others	119,965	41,988
Total	740,627	516,100

Source: Unaudited management accounts, unaudited Company data

There was continued growth in all product lines during the year. The largest selling product line was bread rolls which represented 28.3 per cent. of sales (CHF209.9 million), an increase of 110.6 per cent. (CHF110.2 million) on 2006. All product lines saw significant increases with snacks registering the largest increase of 123.5 per cent. The increased growth by these two product groups was mainly due to the inclusion of the Fricopan Group for a full 12 month period in 2007 compared to only 2 months in 2006.

Overview product lines for fiscal 2007 and fiscal 2006:

	2007	*2006*
	in CHF thousand	
Croissants	102,652	79,591
Pretzel Products	29,660	26,380
Sweet Pastry	132,370	117,185
Bread Loaves	128,003	125,715
Bread Rolls	209,883	99,663
Savoury/Snacks	102,896	46,042
Others	35,163	21,524
Total	740,627	516,100

Source: Unaudited management accounts, unaudited Company data

Raw material and consumables used

Raw materials and consumables used include the purchased raw and packaging material as well as the purchase finished products, including the procurement costs. The increase in relation to net sales from 40.4 per cent. in fiscal 2006 to 44.3 per cent. in fiscal 2007 or, in monetary amounts, the above average increase from CHF208.6 million to CHF327.8 million, is due to the consolidation of the Fricopan Group for a full 12 month period. In comparison to Hiestand, Fricopan is a company focused on production and not on controlling the whole value chain including distribution, wholesale activities and selling. Therefore expenses for raw material and consumable used are higher in relation to net sales. The reason for this is that the sales price for a product sold by Fricopan is lower than the sales price of a product sold by Hiestand, because the customer has to bear costs for distribution and marketing in addition to the price it is paying for the product. When buying a product with Hiestand, all these services are included in the sales price. The price increases on the input costs were only relevant for the last 2 months of the fiscal year and therefore the impact of the total input costs in relation to net sales is immaterial.

Other operating expenses

The main cost components of other operating expenses are listed in the table below:

	2007	*2006*
	in CHF thousand	
Lease expenses	12,188	10,617
Energy & waste disposal	19,905	11,036
Property expenses	184	111
Repair and maintenance expenses	15,607	8,645
Distribution (transportation & storage)	49,279	37,709
Marketing expenses	7,538	6,096
Selling expenses	13,668	11,118
Other*	26,305	17,555
Total other operating expenses	144,674	102,887

* Other operating expenses include, among others, expenses for communication, office material, insurance, audit fees, the costs of the annual general meeting, the annual report and public relations, as well as various consulting expenses.

The increased energy and waste disposal and repair and maintenance expenses is due to the 12 month consolidation of Fricopan. Out of the increase of CHF8.9 million in Energy and waste disposal, CHF7.8 million is directly related to the consolidation of Fricopan. Total repair and maintenance expenses increased by CHF7.0 million with Fricopan accounting for CHF5.7 million. The below average increase of distribution expenses is on the one side due to the 12 month consolidation of Fricopan and on the other side due to efficiency increases and the integration of distribution operations in Switzerland following the acquisition of the TK-Center Birrfeld AG (TKC) in March 2006. The know-how transfer from Hiestand to TKC has lead to increase in efficiency at TKC's distribution operations. All the other cost components and expenses such as lease expenses, marketing expenses, selling expenses and others listed above mainly increased in line with the development of net sales.

EBIT

The better-than-forecast sales gave a major boost to operating results. EBIT has increased by 28.7 per cent. to CHF67.3 million in 2007 compared to 2006.

Europe EBIT increased from CHF67.4 million to CHF84.1 million, an increase of 24.8 per cent while Asia EBIT decreased slightly by 2.7 per cent to CHF1.2 million.

The EBIT margin decreased from 10.1 per cent. to 9.1 per cent. in 2007 due in main to the integration and consolidation of the Fricopan Group. When Fricopan was acquired its margins were considerably lower compared to the margins of Hiestand. The sharp increases in raw materials prices did not negatively impact the group margin as these extra costs were absorbed by price increases to customers. There was also an increase of 30.8 per cent. in relation to distribution costs. Personnel expenses increased by 39.3 per cent., based on 2,955 full time employees compared to 2,777 in 2006.

Finance expense, net

Finance expenses increased by CHF6 million (200 per cent.) due to the increased level of average debt in 2007 resulting from drawdowns used to finance the purchase of Fricopan.

Income tax expense

German tax reforms had a positive impact on income tax expense relating to the recalculation of provisions on deferred taxes. Income tax expense decreased by CHF2.5 million to CHF10 million.

2.2 Hiestand Group

Consolidated results of operations of Hiestand Group for the year ended 31 December 2006, compared to the year ended 31 December 2005

CONSOLIDATED INCOME STATEMENT

for the year ended 31 December

	2006	*2005*
	in CHF thousand	
Net sales	516,099	449,592
Services provided	1,595	1,073
Total revenue	517,694	450,665
Other operating income	4,214	2,932
Changes in inventories of finished goods and work in progress	(50)	1,659
Total income	521,858	455,256
Raw materials and consumables used	(208,585)	(179,844)
Personnel expenses	(128,811)	(106,786)
Depreciation of property, plant and equipment	(26,722)	(24,856)
Amortisation of intangible assets	(2,602)	(1,739)
Other operating expenses	(102,887)	(96,320)
Earnings before interest and taxes (EBIT)	52,251	45,711
Share of results of associates	—	237
Financial expenses	(12,312)	(10,897)
Financial income	9,306	7,410
Profit before tax	49,245	42,461
Income tax expense	(12,491)	(10,505)
Profit for the year	36,754	31,956

Total revenue

Net sales grew by 14.8 per cent. or CHF66.5 million respectively to CHF516.1 million in the year ended 31 December 2006, reflecting organic growth of 9.4 per cent. In absolute values, the organic growth of the Hiestand companies accounted for CHF38.9 million, the currency impact increased sales by CHF3.2 million, and the effect of the acquisition of Fricopan (November and December 2006) was CHF24.4 million.

European sales grew by CHF66.5 million (15.7 per cent.) from CHF424.0 million to CHF490.5 million.

Asian sales increased by CHF0.6 million to CHF27.2 million reflecting growth of 2 per cent. This increase was impacted by the sale of the Singapore operation and negatively by the weakness of the Japanese Yen. Therefore on a like-for-like basis, sales growth was 13.7 per cent.

Gastronomy/Food service made a 14.1 per cent. contribution to total sales in 2006, down 2.7 per cent. on 2005. Convenience stores/services stations contributed 28.4 per cent. of total sales in 2006, up 9.2 per cent. on 2005. Bake-off in Food Stores contributed 26.8 per cent. of total sales in 2006, up 11.8 per cent. on 2005. The highest increase was realised in the channel Others, because of the first time consolidation of the Fricopan companies (2 months included in 2006). Fricopan reported all the sales in this category with the exception of the channel retail groceries. The reason for this was the missing information system. Before the acquisition, the Fricopan companies did not have a definition of customer channels.

The customer channel 'Others' includes as main channels the export business and the retail chain in Poland as well as the retail stores in Switzerland (Schlieren) and Germany (Immekath). The main export markets are Denmark, the UK, Ireland, Czech Republic, Italy, Australia and Singapore. The above average increase is due primarily to the 2 months consolidation of Fricopan which accounted for CHF24.4 million of the total increase of CHF27.8 million.

Customer channels for fiscal 2006 and fiscal 2005:

	2006	*2005*
	in CHF thousand	
Foodservice	73,017	75,035
Convenience stores / Petrol stations	146,508	134,126
Bake-off in retail store	138,225	123,642
Bakeries	82,489	77,789
Catering	22,496	24,889
Retail groceries	11,377	—
Others	41,988	14,112
Catering	516,100	449,593

Source: Unaudited management accounts, unaudited Company data

There was renewed growth in the main product groups. The strongest product group – Bread Rolls – contributed 43.7 per cent. of total sales up 12.9 per cent. on 2005 reflecting the positive impact of the Fricopan acquisition. The Croissants product-line grew by 9.3 per cent. to CHF79.6 million – 15.4 per cent. of total sales were mainly due to newly launched French croissants.

Overview product lines for fiscal 2006 and fiscal 2005:

	2006	*2005*
	in CHF thousand	
Croissants	79,591	72,830
Pretzel Products	26,380	24,960
Sweet Pastry	117,185	102,444
Bread Loaves	125,715	121,767
Bread Rolls	99,663	77,791
Savoury/Snacks	46,042	38,137
Others	21,524	11,664
Total	516,100	449,593

Source: Unaudited management accounts, unaudited Company data

Raw materials and consumables used

Raw material and consumables used includes the purchased raw and packaging material, as well as the purchase of finished products, including procurement costs. In comparison to Hiestand, Fricopan is a company focused on production and not controlling the whole value chain including distribution, wholesale activities and sales. Therefore expenses for raw material and consumables are higher relative to net sales. The reason for this is that the sales price of a Fricopan product is lower than the sales price of a similar Hiestand product because the customer has to bear costs for distribution and marketing in addition to the price it is paying for the actual product. The price that a customer pays Hiestand for a product includes the cost of such additional services. Nevertheless, total expenses for raw materials and consumables did not increase relative to sales because the impact of two months consolidation of the Fricopan companies is immaterial.

Other operating expenses

	2006	2005
	in CHF thousand	
Rental expenses	10,617	9,003
Energy & Waste Disposal	11,036	7,912
Property expenses	111	107
Repair and maintenance expenses	8,645	6,117
Distribution (transportation & storage)	37,709	45,206
Marketing expenses	6,096	4,468
Selling expenses	11,118	9,540
Other operating expenses*	17,555	13,967
Total	102,887	96,320

* Other operating expenses include, among others, expenses for communication, office material, insurance, audit fees, the costs of the annual general meeting, the annual report and public relations, as well as various consulting expenses.

The increase in energy and waste disposal and repair and maintenance expenses is due to the 2 month consolidation of Fricopan in 2006 (acquisition as of 1 November 2006). Out of the increase of CHF3.1 million in Energy & waste disposal, CHF1.3 million is directly related to the consolidation of Fricopan. Repair and maintenance expenses increased by CHF2.5 million of which Fricopan amounted to CHF0.9 million. The decrease of distribution expenses is due to increased efficiency and the integration of distribution operations in Switzerland following the acquisition of the TK-Center Birrfeld AG (TKC) in March 2006. The transfer of know-how from Hiestand to TKC has lead to an increase in efficiency at TKC's distribution operations. All the other cost components and expenses such as lease expenses, marketing expenses, selling expenses and others listed above mainly increased in average with the development of net sales.

EBIT

EBIT increased by CHF6.6 million to CHF52.3 million, an increase of 14.3 per cent. compared to 2005.

Europe EBIT increased from CHF57.4 million to CHF67.4 million, an increase of 17.4 per cent. Asia EBIT decreased by CHF1.4 million from CHF2.7 million to CHF1.3 million, a decrease of 51.9 per cent., largely due to the weaker Japanese Yen and the sale of the Singapore operations.

The EBIT margin for the European segment widened slightly from 13.5 per cent. to 13.8 per cent.

Finance expense, net

Finance expenses decreased from CHF3.5 million in 2005 to CHF3 million in 2006.

Income tax expense

Income tax expense as a percentage of profit before tax was 25 per cent. in both 2005 and 2006.

3 BALANCE SHEET DATA

3.1 Hiestand Group – Balance Sheet as at 31 December 2007

ASSETS

as of 31 December

	2007	*2006*
CURRENT ASSETS	*in CHF thousand*	
Cash and cash equivalents	12,053	26,744
Other current financial assets	2,839	2,736
Trade receivables	86,295	71,704
Current tax assets	3,281	4,340
Other receivables	16,897	10,027
Inventories	41,442	33,472
Assets classified as held for sale	100	221
Prepaid expenses and accrued income	6,838	5,136
Total current assets	169,745	154,380
NON-CURRENT ASSETS		
Property, plant and equipment	247,122	229,290
Investment properties	5,380	2,054
Intangible assets	230,966	228,547
Loans due from third parties	195	234
Other non-current financial assets	2,683	2,650
Employee benefit assets	747	680
Deferred tax assets	1,065	917
Total non-current assets	488,158	464,372
Total assets	657,903	618,752

LIABILITIES AND EQUITY
as of 31 December

	2007	2006
CURRENT LIABILITIES	*in CHF thousand*	
Interest-bearing loans and borrowings	48,786	44,089
Trade payables	60,705	49,162
Current tax liabilities	17,049	12,128
Other payables	5,292	5,006
Accrued expenses and deferred income	24,799	21,271
Total current liabilities	156,631	131,656
NON-CURRENT LIABILITIES		
Interest-bearing loans and borrowings	141,933	171,413
Provisions	1,545	1,757
Employee benefit obligations	1,714	1,240
Deferred tax liabilities	36,190	42,200
Total non-current liabilities	181,382	216,610
Total liabilities	338,013	348,266
EQUITY		
Share capital	532	532
Additional paid-in capital	99,863	99,839
Treasury shares	(1,225)	(913)
Retained earnings	208,085	160,289
Total shareholders' equity attributable to equity holders of HIESTAND HOLDING AG	307,255	259,747
Minority interest	12,635	10,739
Total equity	319,890	270,486
Total liabilities and equity	657,903	618,752

Non current assets increased by CHF23.8 million (5.1 per cent.) compared to 31 December 2006.

Property, plant and equipment increased by CHF17.8 million (7.8 per cent.) to CHF247.1 million. The increase was primarily attributable to additions (CHF49.3 million) and foreign currency translation movements offset by annual depreciation. Additions related primarily to the construction of manufacturing lines and the purchase of a frozen warehouse in Germany as well as the purchase of an office building and a frozen warehouse in Switzerland. ***Investment properties*** increased by CHF5.4 million, representing additions related to the purchase of land reserves in Switzerland and Malaysia and a rental property in Switzerland, offset by a transfer to property, plant and equipment in the amount of CHF2.1 million. ***Intangible assets*** increased slightly due to foreign currency translation movements offset by annual amortization. There were no other significant movements in non current assets.

Current assets increased by CHF15.4 million (10 per cent.) compared to 31 December 2006. This reflects lower ***cash*** balances offset by increased ***trade and other receivables*** and ***inventory***. The main reason for the lower cash balance was due to increased cash reserves being held in December 2006 to fund the repayment of a bank loan in early 2007.

Non current liabilities decreased from CHF216.6 million as at 31 December 2006 to CHF181.4 million as at 31 December 2007, a decrease of 16.3 per cent. The decrease relates primarily to repayment of ***interest bearing loans and borrowings*** and reclassifications from long term to short term bank loans. Long term ***deferred tax liabilities*** also decreased by CHF6 million due in main to the reduction of the corporate tax rate in Germany.

Current liabilities increased by CHF25 million (19 per cent.) compared to 31 December 2006. This was primarily a result of increased ***trade payables*** and ***current tax liability***.

Equity

Principal movements related to retained earnings and reflected profit for the year and foreign currency translation movements offset by dividends paid of CHF10.8 million, being a dividend of CHF9.6 million paid to the shareholders of Hiestand and CHF1.2 million paid to the minority shareholder of HiCoPain.

3.2 Hiestand Group – Balance Sheet as at 31 December 2006

ASSETS

as of 31 December

	2006	*2005*
CURRENT ASSETS	*in CHF thousand*	
Cash and cash equivalents	26,744	11,767
Other current financial assets	2,736	2,632
Trade receivables	71,704	49,998
Current tax assets	4,340	93
Other receivables	10,027	6,184
Inventories	33,472	23,094
Assets classified as held for sale	221	14
Prepaid expenses and accrued income	5,136	7,007
Total current assets	154,380	100,789
NON-CURRENT ASSETS		
Property, plant and equipment	229,290	172,202
Investment properties	2,054	—
Intangible assets	228,547	80,370
Investments in associated companies	—	836
Loans due from related parties	—	2,303
Loans due from third parties	234	150
Other non-current financial assets	2,650	865
Employee benefit assets	680	718
Deferred tax assets	917	561
Total non-current assets	464,372	258,005
Total assets	618,752	358,794

LIABILITIES AND EQUITY
as of 31 December

	2006	*2005*
CURRENT LIABILITIES	*in CHF thousand*	
Interest-bearing loans and borrowings	44,089	20,597
Trade payables	49,162	24,138
Current tax liabilities	12,128	10,391
Other payables	5,006	9,138
Accrued expenses and deferred income	21,271	13,401
Total current liabilities	131,656	77,665
NON-CURRENT LIABILITIES		
Interest-bearing loans and borrowings	171,413	28,833
Provisions	1,757	1,862
Employee benefit obligations	1,240	1,082
Deferred tax liabilities	42,200	14,564
Total non-current liabilities	216,610	46,341
Total liabilities	348,266	124,006
EQUITY		
Share capital	532	532
Additional paid-in capital	99,839	99,561
Treasury shares	(913)	(1,030)
Retained earnings	160,289	127,357
Total shareholders' equity	259,747	226,420
Minority interest	10,739	8,368
Total equity	270,486	234,788
Total liabilities and equity	618,752	358,794

Non current assets increased by CHF206.4 million (80 per cent.) compared to 31 December 2005.

Property, plant and equipment increased by CHF57.1 million (33.2 per cent.) to CHF229.3 million. The increase was primarily attributable to the acquisition of Fricopan (CHF56.4 million). Other movements resulting in an increase to the property, plant and equipment include additions (CHF25.2million) and foreign currency translation movements (CHF3.4 million) offset by annual depreciation. Additions in 2006 related primarily to the replacement and expansion of the Hiestand Group's logistics fleet in Germany and Switzerland (in connection with the acquisition of the TK-Center Birrfeld AG ("TKC")) as well as the purchase of warehouse space in Germany. ***Investment properties*** increased due to the acquisition of TKC which owned a land reserve in Switzerland.

Intangible assets increased by CHF148.2 million primarily due to the acquisition of Fricopan Group and foreign currency translation movements offset by annual amortization. There were no other significant movements in non current assets.

Current assets increased by CHF53.6 million (53.2 per cent.) compared to 31 December 2005 due mainly to the acquisition of Fricopan Group.

Non current liabilities increased from CHF46.3 million as at 31 December 2005 to CHF216.6 million as at 31 December 2006, an increase of 367.8 per cent. The increase relates primarily to drawdowns of ***debt*** in order to finance the purchase of the Fricopan Group. Long term ***deferred tax liabilities*** also increased by CHF27.6 million resulting from the increased deferred tax on intangible assets associated with the purchase of the Fricopan Group.

Current liabilities increased from CHF77.7 million to CHF131.7 million (69.5 per cent.) compared to 31 December 2005 primarily as a result of the Fricopan acquisition.

Equity

Principal movements relate to retained earnings and reflect profit for the year and foreign currency translation movements which were offset by dividends paid of CHF8 million.

4 CASH FLOW INFORMATION

4.1 Hiestand Group – Cash Flow Statement for the period ended 31 December 2007

CONSOLIDATED STATEMENT OF CASHFLOWS

for the year ended 31 December

	2007	*2006*
	in CHF thousand	
Profit before tax	58,250	49,245
Financial expenses, net of realised exchange losses	14,929	10,214
Financial income, net of realised exchange gains	(6,018)	(7,110)
Depreciation of property, plant and equipment and investment properties	35,255	26,722
Amortisation of intangible assets	5,944	2,602
Impairment losses and reversals	—	12
(Gain)/Loss on disposal of property, plant and equipment	(469)	(301)
(Increase)/decrease in trade and other receivables	(21,321)	776
(Increase)/decrease in inventories	(7,451)	(969)
(Increase)/decrease in prepaid expenses and accrued income	(1,498)	2,436
(Increase)/decrease in trade and other payables	11,772	2,749
(Increase)/decrease in accrued expenses and deferred income	3,482	2,797
(Increase)/decrease in provisions and employee benefit liabilities	128	(181)
Income taxes paid	(10,677)	(12,048)
Net cash provided by/(used in) operating activities	82,326	76,944
Proceeds from sale of property, plant and equipment	1,426	1,266
Purchase of property, plant and equipment and investment properties	(51,184)	(25,167)
Purchase of intangible assets	(840)	(1,638)
Acquisition of subsidiary, net of cash acquired	—	(153,058)
Net proceeds from purchases and sales of marketable securities, including derivative financial instruments	(14)	—
Investments in other financial assets (including associates)	(83)	(417)
Interest received	230	177
Dividends received	4	171
Net cash provided by/(used in) investing activities	(50,461)	(178,666)
Repurchase of treasury shares	(333)	(441)
Sale of treasury shares	45	852
Dividends paid	(10,815)	(7,963)
Increase/(decrease) in bank overdrafts	(14,988)	5,553
Increase in interest bearing liabilities	25,390	156,639
Repayment of interest bearing liabilities	(35,255)	(35,013)
Payment of finance lease liabilities	(110)	(98)
Interest paid	(10,711)	(2,954)
Net cash provided by/(used in) financing activities	(46,777)	116,575
Net increase/(decrease) in cash and cash equivalents	(14,912)	14,853
Cash and cash equivalents as of 1 January	26,744	11,767
Effect of exchange rate fluctuations on cash and cash equivalents	221	124
Cash and cash equivalents as of 31 December	12,053	26,744

Net cash provided by operating activities

In the year ended 31 December 2007, net cash provided by operating activities increased by CHF5.4 million (7 per cent.) compared to 2006. This reflects the Hiestand Group's increased profitability. ***Finance expense, depreciation*** and ***amortisation*** in arriving at net cash provided by operating activities all increased compared to FY 2006 due to the acquisition of Fricopan which resulted in increased average debt outstanding as well as an increase in depreciable and amortisable long term assets. Cash generated from ***movements in working capital*** items in 2006 was CHF7.6 million compared to cash used in working capital movements in 2007 of CHF14.9 million.

Net cash used in investing activities decreased from CHF178.7 million in 2006 to CHF50.5 million in 2007. The decrease from year to year relates primarily to Hiestand's acquisition of the Fricopan Group in 2006 for CHF151 million, which was offset by increased capital expenditure in FY 2007.

Net cash provided by/(used in) financing activities

Hiestand generated CHF116.6 million of cash from financing activities in FY 2006 compared to a cash usage from financing activities in FY 2007 of CHF46.8 million. This relates principally to the drawdown of debt in FY 2006 to finance the acquisition of the Fricopan Group.

Net increase/(decrease) in cash and cash equivalents

Hiestand used CHF14.9 million of cash in all activities during 2007 compared to a cash generation in 2006 of CHF14.9 million.

Cash and cash equivalents as of 31 December

The decrease of cash and cash equivalents during 2007 relates principally to a decrease in interest bearing liabilities to be repaid compared to the same period in 2006.

Hiestand Group – Cash Flow Statement for the period ended 31 December 2006

CONSOLIDATED STATEMENT OF CASHFLOWS

for the year ended 31 December

	2006	*2005*
	in CHF thousand	
Profit before tax	49,245	42,461
Financial expenses, net of realised exchange losses	10,214	8,176
Financial income, net of realised exchange gains	(7,110)	(4,764)
Depreciation of property, plant and equipment	26,722	24,856
Amortisation of intangible assets	2,602	1,739
Impairment losses and reversals	12	—
Shares of results of associates	—	(237)
(Gain)/Loss on disposal of property, plant and equipment	(301)	(125)
(Increase)/decrease in trade and other receivables	776	(2,197)
(Increase)/decrease in inventories	(969)	(2,669)
(Increase)/decrease in prepaid expenses and accrued income	2,436	(2,134)
(Increase)/decrease in trade and other payables	2,749	(2,579)
(Increase)/decrease in accrued expenses and deferred income	2,797	4,508
(Increase)/decrease employee benefit liabilities	179	208
(Increase)/decrease in provisions	(360)	(2,274)
Income taxes paid	(12,048)	(15,784)
Net cash provided by/(used in) operating activities	76,944	49,185
Proceeds from sale of property, plant and equipment	1,266	1,013
Purchase of property, plant and equipment	(25,167)	(25,693)
Purchase of intangible assets	(1,638)	(1,191)
Acquisition of subsidiary, net of cash acquired	(153,058)	—
Disposal of subsidiaries, net of cash disposed of	—	(303)
Net proceeds from purchases and sales of marketable securities, including derivative financial instruments	—	54
Investments in other financial assets (including associates)	(417)	(78)
Interest received	177	229
Dividends received	171	—
Net cash provided by/(used in) investing activities	(178,666)	(25,969)
Repurchase of treasury shares	(441)	(967)
Sale of treasury shares	852	1,292
Dividends paid	(7,963)	(5,232)
Increase/(decrease) in bank overdrafts	5,553	(11,252)
Increase in interest bearing liabilities	156,639	3,233
Repayment of interest bearing liabilities	(35,013)	(20,150)
Payment of finance lease liabilities	(98)	(54)
Interest paid	(2,954)	(3,114)
Net cash provided by/(used in) financing activities	116,575	(36,244)
Net increase/(decrease) in cash and cash equivalents	14,853	(13,028)
Cash and cash equivalents as of 1 January	11,767	24,514
Effect of exchange rate fluctuations on cash and cash equivalents	124	281
Cash and cash equivalents as of 31 December	26,744	11,767

Net cash provided by operating activities increased by CHF27.8 million (56.4 per cent.) compared to 2005. This reflects the group's increased profitability. The acquisition of the Fricopan group was completed in November 2006 and the acquisition therefore only had a 2 month effect on depreciation, amortisation and finance expense in arriving at net cash provided by operating activities. Cash used from ***movements in working capital*** items in 2005 was CHF7.1 million compared to cash provided in working capital movements in 2006 of CHF7.6 million.

Net cash used in investing activities increased from CHF26 million in 2005 to CHF178.7 million in 2006. The increase from year to year relates primarily to Hiestand's acquisition of the Fricopan Group in 2006 for CHF151 million.

Net cash provided by/(used in) financing activities

Hiestand generated CHF116.6 million of cash from financing activities in FY 2006 compared to a cash usage from financing activities in FY 2005 of CHF36.2 million. This movement relates principally to the drawdown of debt in FY 2006 to finance the acquisition of the Fricopan Group.

Net increase/(decrease) in cash and cash equivalents

Hiestand used CHF13 million of cash in all activities during 2005 compared to a cash generation in 2006 of CHF14.9 million.

Cash and cash equivalents as of 31 December

The increase of cash and cash equivalents during 2006 relates principally to an increase in interest bearing liabilities to be repaid for the period.

5 CAPITAL RESOURCES

The Hiestand Group's primary sources of liquidity are cash flows from operations and borrowings under the Credit Facility Agreement (syndicated bank loan). The Hiestand Group's primary uses of cash are capital expenditures for investment in production facilities and the logistic system in order to secure the organic growth, as well as for acquisitions and debt servicing.

Capitalisation and Indebtedness table

Net Financial Indebtedness

	As of 31 May 2008 in CHF thousand
Total Current Debt	
Guaranteed	—
Secured	51,648
Unguaranteed/Unsecured	5,850
	57,498
Total Non-current Debt (Excluding Current Portion of Long Term Debt)	
Guaranteed	—
Secured	137,652
Unguaranteed/Unsecured	5,800
	143,452
Shareholders' Equity	
Legal Reserve	—
Treasury Shares	(1,337)
Paid-in legal reserves (incl. share premium)	117,482
Share Capital	532
Other Reserves	
Capital Conversion Reserve Fund	—
Equity Reserve	191,840
Hedging and Translation Reserve	—
Consolidation Reserve	—
Total Shareholders' Equity before Minorities	308,517
Net Indebtedness as at 31 May 2008 based on unaudited management financial information	509,467
Liquidity	
Cash	15,968
Cash Equivalents	—
Trading Securities	2,706
Total Liquidity	18,674
Current Financial Receivable	
Current Bank Debt	35,498
Current Portion of Non Current Debt	22,000
Other Current Financial Debt	—
Current Financial Debt	57,498
Net Current Financial Indebtedness	38,824
Non Current Bank Loans	137,652
Bonds Issued	—
Other Non Current Loans	5,800
Non Current Financial Indebtedness	143,452
Net Financial Indebtedness	182,275

Debt

On 11 November 2006 Hiestand entered into a Credit Facility Agreement which is due to expire on 31 December 2012. This agreement includes two different facilities, Facility A (max. credit line as of 1 January 2008 was CHF158.0 million, and as of 11 November 2006 it was CHF165.0 million) and Facility B (max. credit line as of 1 January 2008 was CHF80.0 million), and an external basket (max. credit line as of January 1, 2008 was CHF50.0 million). In addition to this there is a shareholder's loan from the minority shareholder of the Joint Venture.

Facilities, external basket and shareholder's loan Joint Venture as of 1 January, 2008

	Total	*Less than 1 year*	*1 – 5 years*	*Greater than 5 years*
		in CHF thousands		
Facility A				
Total credit line	158,000	22,000	136,000	—
Used as of 1 January 2008	158,000	22,000	136,000	0
Facility B				
Total credit line	80,000	—	80,000	—
Used as of 1 January 2008	21,000	21,000	—	—
External basket				
Total credit line	50,000	—	50,000	0
Used as of 1 January 2008	7,156	5,656	1,500	0
*Shareholders' loan Joint Venture**				
Total credit line	13,600	—	—	13,600
Used as of 1 January 2008	5,800	—	—	5,800
TOTAL				
Total credit line	301,600	22,000	266,000	13,600
Used as of 1 January 2008	191,956	48,656	137,500	5,800

* Both shareholders of HiCoPain (HiCoPain is held 60 per cent. by Hiestand and 40 per cent. by Coop. Coop is the largest customer of Hiestand in Switzerland) granted a shareholder's loan to HiCoPain in proportion to their shareholding. Whenever HiCoPain has an excess of cash, HiCoPain is repaying the shareholder's loan to the shareholder's in proportion to their shareholdings and vice versa. January 1 of every business year the interest rate is adjusted to the maximum interest rate for shareholder's loans according to the Swiss tax authorities. The maximum amount HiCoPain is allowed to draw from the 40 per cent. shareholder Coop is CHF13.6 million, the maximum amount HiCoPain is allowed to draw from the 60 per cent. shareholder Hiestand is CHF20.4 million. Whereas the shareholder's loan from Hiestand is eliminated during consolidation, the shareholder's loan from Coop is shown as interest-bearing loan. The facility agreement between Hiestand and the bank syndicate lists this shareholder's loan separate from the granted credit lines.

This Credit Facility Agreement is separated into four parts (facility A, facility B, external basket, shareholder's loan HiCoPain). Facility A was granted originally a total credit line of CHF165.0 million with a defined repayment schedule (end of 2007 CHF7.0 million, thereafter yearly repayments of CHF22.0 million until the end of 2011 and refinancing of the remaining CHF70.0 million at the end of 2012). Facility B grants a total credit line of CHF80.0 million until the end of 2012. The external basket grants additional credit lines of CHF50.0 million.

The defined covenants are:

- Net financial indebtedness / EBITDA of max. 2.5
- EBITDA / net interest payable of min. 6 times
- Total equity of min. CHF220 million
- Total equity / total consolidated assets of min. 35 per cent.

The following table sets out the average interest rates as of December 31, 2007 for each of the currency drawn under one of the facilities, baskets or shareholder's loan.

Description	*Currency*	*Interest rate*
Borrowings Facility Agreement	CHF	3.73%
Borrowings Facility Agreement	JPY	2.11%
Shareholder's loan	CHF	5.00%

6 OFF-BALANCE SHEET ARRANGEMENTS

Hiestand Group has not used special purpose vehicles or similar financing arrangements on an historical basis. In addition, Hiestand Group has not had and does not have off-balance sheet arrangements with any of its affiliates.

7 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Hiestand Group has exposure to the following risks from its use of financial instruments, market risk, credit risk and liquidity risk.

The Board has overall responsibility for the establishment and oversight of the Hiestand Group's risk management framework. The Hiestand Group's risk management policies are established to identify and analyze the risks faced by the group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Hiestand Group's activities. The Hiestand Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

Market risk is risk where changes in market prices, such as foreign exchange rates, interest rates and equity prices affect the Hiestand Group's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Interest rate risk arises from movements in interest rates which could have effects on the Hiestand Group's net income or financial position. Changes in interest rates may cause variations in interest expenses resulting from interest bearing liabilities.

The Hiestand Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore a change in interest rates at the reporting date would not affect profit or loss.

The Hiestand Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the respective functional currencies of Hiestand Group entities, primarily the CHF, but also EUR, PLN, MYR and JPY. The foreign currencies in which these transactions primarily are denominated are CHF, EUR and USD.

In respect of monetary assets and liabilities denominated in foreign currencies, the Hiestand Group ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. The foreign exchange risks are currently not hedged.

Equity price risk arises from equity securities held for trading purposes and investments classified as available-for-sale. Equity price risk on equity securities held for trading is closely monitored by a Swiss credit institution who actively manages the deposit. The available-for-sale financial assets are monitored by the management on a regular basis. Impairment considerations are either based on market values (if available) or alternatively on valuation models using actual financial statements of the respective companies.

Credit risk arises from the possibility that the counterparty to a transaction may be unable or unwilling to meet their obligations causing a financial loss. Hiestand has no significant concentration of credit risks with respect to trade receivables. Hiestand has a large number of customers, whereby some may temporarily be of greater significance during the year. The exposure to credit risk is monitored by management on a regular basis and with the aid of defined credit limits per customer. The counterparties to transactions in securities and cash are carefully selected financial institutions. Hiestand management does not expect any counterparty to fail to meet its obligations.

Liquidity risk is the risk that the Hiestand Group will not be able to meet its financial obligations as they fall due. The group maintains sufficient reserves of cash and readily realizable marketable securities to meet its liquidity requirements. Individual group companies are generally responsible for their own cash management. However group wide financing activities and cash planning are coordinated on a group level.

8 CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Certain accounting issues require management estimates and judgments for the preparation of financial statements. Details of the accounting policies applicable to the preparation of the consolidated financial statements of Hiestand are presented in Part II Section A and Part II Section B of Part 12 (Index to Financial Information). The Hiestand Group's most significant policies requiring the use of estimates and judgments are listed below:

8.1 Goodwill

In respect of business combinations that have occurred since 1 January 2004, goodwill represents the difference between the cost of the business combination and the Hiestand Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities acquired.

In respect of business combinations that occurred prior to 1 January 2004, goodwill is included on the basis of its deemed cost, representing the amount recorded under Swiss GAAP FER at the date of transition to IFRS. Positive goodwill is recognized as an asset and measured at cost or deemed cost less accumulated impairment losses. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate. Negative goodwill arising on an acquisition is recognized directly in the income statement.

8.2 Taxation

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized based on the balance sheet liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. No deferred tax is recognized on goodwill if it is not deductible for tax purposes, and any temporary differences relating to investments in subsidiaries to the extent that they are controlled by the Hiestand Group and will probably not reverse in the foreseeable future. The amount of deferred tax recognized is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

8.3 Derivative Financial Instruments

The Hiestand Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operating, financing and investing activities. In accordance with its treasury policy, the Hiestand Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are stated at fair value. Recognition of any resultant gain or loss depends on the nature of the item being hedged. Gains or losses on derivative financial instruments for which no hedge accounting is applied are recognized in profit or loss immediately.

Hedging Cash Flows

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognized directly in equity. When the forecasted transaction results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified into profit or loss in the same period during which the asset acquired or liability assumed affects profit or loss. When the forecasted transaction results in the recognition of a non-financial asset or liability, the cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the asset or liability. In any other case, the cumulative gain or loss is removed from equity and recognized in the income statement at the same time as the hedged transaction. The ineffective part of any gain or loss is recognized in the income statement immediately.

Hedge of Monetary Assets and Liabilities

Where a derivative financial instrument is used to hedge economically the foreign exchange exposure of a recognized monetary asset or liability, no hedge accounting is applied and any gain or loss on the hedging instrument is recognized in the income statement.

Hedge of a Net Investment and in Foreign Operation

The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognized in equity. The ineffective portion is recognized immediately in profit or loss.

Fair Value Hedges

Where a derivative financial instrument hedges the exposure to changes in the fair value of a recognized asset or liability (other than economical hedges of foreign exchange exposure of recognized monetary assets or liabilities), the hedged item is stated at fair value in respect of the risk being hedged. Gains or losses on remeasurement of both the hedging instrument and the hedged item are recognized in the income statement

8.4 Impairment

Goodwill and intangible assets with indefinite useful lives are tested for impairment annually or more frequently, if there is an indication that they might be impaired. The carrying amount of assets other than goodwill, inventories and deferred tax assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. Impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement. Impairment losses in respect of goodwill are not reversed. An impairment loss of a receivable is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognized. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

8.5 Provisions

A provision is recognized when the Hiestand Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows.

Restructuring

A provision for restructuring is recognized when the Hiestand Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced to those affected by it.

Onerous Contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Hiestand Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

8.6 Employee Benefits

The Hiestand Group sponsors post-employment benefit plans according to the national regulations of the countries in which it operates.

Defined Contribution Plans

Certain of the Hiestand Group's pension schemes are defined contribution plans. Obligations for contributions to these plans are recognized as an expense in the income statement as incurred.

Defined Benefit Plans

The pension plans in Switzerland qualify as defined benefit plans under IAS 19. Hiestand Group's net obligation is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at balance sheet date on high quality bonds that have maturity dates approximating the terms of the Hiestand Group's obligations. The calculation is performed on an annual basis by qualified actuaries using the projected credit unit method. When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the income statement. Actuarial gains and losses are recognized to the extent that they exceed 10 per cent. of the higher of the defined benefit obligation and the fair value of plan assets. The amount exceeding this corridor is recognized in the income statement over the expected average remaining working lives of the employees participating in the plan. Where the calculation results in a surplus, a pension asset is recognized only to the extent that it represents economic benefits in the form of refunds or reductions in future contributions.

Long Term Service Benefits

The Hiestand Group's net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefits that employees have earned in return for their service in the current and prior periods.

8.7 Establishing lives for depreciation purposes of property, plant and equipment

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of items of property, plant and equipment, and major components that are accounted for separately. Land is not depreciated. Leasehold property is depreciated over the shorter of the lease term and its useful life. The estimated useful lives are as follows:

The useful life is reviewed annually.

Buildings	40 years
Building installations	14 years
Plant and production equipment	10 years
Office equipment	8-12 years
IT equipment	3 years
Vehicles	3-5 years

8.8 Intangible assets

Research & Development

Expenditure on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, is recognized in the income statement as an expense is incurred. Expenditure on development activities is capitalized only if the product or process is technically and commercially feasible, if evidence of future use exists and if development costs can be separately determined and reliably measured. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses.

Customer Relations & Trademarks

Customer relationships and trademarks acquired in business combinations are recognized at their fair values at the date of acquisition. Customer relationships are amortized over the expected useful live. Trademarks are tested for impairment annually or more frequent if there is an indication that they might be impaired.

Other Intangible Assets

Other intangible assets with a finite useful life that are acquired by the Hiestand Group are stated at cost less accumulated amortization and impairment losses.

Amortization

Goodwill and other intangible assets with indefinite useful lives are not amortized. Intangible assets with a finite useful life are amortized on a straight-line basis over the estimated useful lives. The estimated useful lives are as follows:

Patents	5 years
Software	3-5 years
Customer relationships	15-25 years

8.9 Foreign Currency

Transactions in foreign currencies are translated to Swiss francs at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Swiss francs at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Swiss francs at foreign exchange rates ruling at the dates the values were determined.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to Swiss francs at the foreign exchange rates ruling at the balance sheet date. The revenues and expenses as well as cash flows of foreign operations are translated to Swiss francs at average exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on translation of net assets, income and expenses are recognized directly in equity until a foreign operation is sold. At that point the foreign exchange differences are released to the income statement.

Foreign exchange differences arising from the translation of monetary items that are, in substance, a part of the net investment in a foreign operation are recognized directly in equity. Such exchange differences are recognized in profit or loss on disposal of the net investment or on settlement of the monetary items.

PART 9

ADDITIONAL INFORMATION

1 RESPONSIBILITY

The Company and the Directors, whose names are set out on page 13, accept responsibility for the information contained in this Prospectus. To the best of the knowledge of the Company and the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

2 THE COMPANY

ARYZTA AG is a stock corporation with limited liability (*Aktiengesellschaft*), in accordance with art. 620 et seq. CO. The Company was incorporated on 4 April 2008 (date of registration) and is the ultimate holding company of the Enlarged Group. Details of its subsidiaries are set out in paragraph 11 of this Part 9. Neither the Articles of Association nor operation of law limit the duration of the Company.

The principal legislation under which the Company operates is the CO. The ARYZTA Shares currently issued and outstanding have been created pursuant to the CO.

The registered office of the Company is at Othmarstrasse 8, 8008 Zurich, Switzerland. The registration number is CH-020.3.032.251-9.

ARYZTA's principle purpose, as set out in the Articles of Association, is the acquisition, administration, and disposition of participations in all kind of companies in Switzerland and outside of Switzerland. The Company may open branch offices and subsidiaries in Switzerland and abroad as well as acquire, hold, and sell real estate. The Company may also engage in any commercial, financial or other activities which are related to the purpose of the Company. In particular, the Company may provide loans, guarantees and other kinds of financing and security for related companies and borrow and invest money on the money and capital markets.

3 SHARE CAPITAL AND SHARE CAPITAL CHANGES PRIOR TO LISTING

3.1 Issued Share Capital and previous changes

The Company was founded, by IAWS with a share capital of CHF100,000, divided into 100,000 registered shares with a par value of CHF1.00 each. The share capital was fully paid up.

On 9 June 2008, each registered share was split into 50 registered shares of CHF0.02 nominal value each. The share capital is fully paid up. Accordingly, as of the date hereof, the share capital is CHF100,000, divided into 5,000,000 registered shares with a nominal value of CHF0.02 each, fully paid up.

3.2 Creation of ARYZTA Shares under the Merger

Prior to Admission, on or about 21 August 2008 (assuming the conversion, or exercise, of all IAWS Convertible Securities) the Shareholders are expected, at the ARYZTA EGM, to resolve (1) the increase of ARYZTA's share capital from CHF100,000, by CHF1,441,610.48, to CHF1,541,610.48 through the issue of 72,080,524 ARYZTA Shares, excluding the subscription right of existing Shareholders, for the exchange of all the Scheme Shares (including, for the avoidance of doubt, all new IAWS Shares to be issued to Lion Capital under the Lion SPA) into ARYZTA Shares (contribution in kind) in connection with the Scheme; and (2) the further increase of the share capital upon consummation of the Hiestand Merger from CHF1,541,610.48, by CHF37,198.72, to CHF1,578,809.20 through the issue of 1,859,936 ARYZTA Shares, excluding the subscription right of existing Shareholders, for the exchange of 51,665 existing Hiestand Shares. The remainder of the 138,886 existing Hiestand Shares will be exchanged for 4,999,900 ARYZTA Shares held in treasury. In addition, the ARYZTA Shareholders are expected to adopt the new Articles of Association at the ARYZTA EGM as summarised in paragraph 5 of this Part 9.

It is expected that on or about 21 August 2008, the Board will resolve as to the determination of the completion capital increase resolved by the Shareholders at the ARYZTA EGM and the corresponding amendments of the Articles of Association. It is expected that the capital increase will be registered in the Commercial Register of the Canton of Zurich, Switzerland on or about 21 August 2008.

On or about the close of business of August 21, 2008, the Company will announce the exact number of ARYZTA Shares created in connection with the capital increases and the aggregate share capital of the Company issued, or resolved to be issued. Admission is expected to occur on or about 22 August 2008.

The Company has no participation certificates (*Partizipationsscheine*) or profit sharing certificates (*Genussscheine*) outstanding.

The Company is expected to have authorised share capital (*Genehmigtes Kapital*) and conditional capital (*Bedingtes Kapital*) as described below under paragraph 5.2.1 and 5.2.2.

As of the date hereof, the Company does not hold, directly or indirectly, any ARYZTA Shares.

According to the CO, the Company must obtain the prior approval of Shareholders in order to issue voting or non-voting shares, or to create authorised share capital or conditional share capital to be used for rights to subscribe for or convert into equity securities (which may be connected to debt instruments), in each case, for consideration. Further detail is provided in paragraph 6.1 of this Part 9.

3.3 **Pre-emption on an issue of ARYZTA Shares**

ARYZTA Shares and/or rights of subscription or conversion into ARYZTA Shares must first be offered to the equity shareholders in ARYZTA in proportion to the respective nominal values of their holdings. The Shareholders may, at a General Meeting, resolve by Qualified Majority, to withdraw or restrict such pre-emption rights. However, such pre-emption rights can only be withdrawn or restricted for valid reasons. Valid reasons for the withdrawal or restriction of pre-emption rights include the takeover of an enterprise, or parts thereof, and the acquisition of participations (including the participations of employees) in the Company. No Shareholder may be advantaged or disadvantaged by such withdrawal without valid reason.

3.4 **Form of ARYZTA Shares**

The ARYZTA Shares are registered shares with a nominal value of CHF0.02 each. Application has been made for the ARYZTA Shares to be accepted for clearance and settlement through SIS. As of Admission, delivery of the ARYZTA Shares is expected to be made in book-entry form through the facilities of SIS (*actions dématerialisées/aufgehobener Titeldruck*). No share certificates will be issued and share certificates will not be available for individual physical delivery. However, a Shareholder may, at any time, request the Company to confirm his, her or its shareholding in the Company in written form. Such confirmation is not a negotiable instrument.

3.5 **General Confirmations**

None of the ARYZTA Shares have been marketed or are being made available to the public in whole or in part in conjunction with the application for listing of the ARYZTA Shares. All of the ARYZTA Shares to be issued in connection with the Merger will be allotted to IAWS Shareholders, IAWS Option Holders, IAWS EEPS Participants and Hiestand Shareholders.

Save as disclosed in paragraph 3.1, during the 3 years immediately preceding the date of this Prospectus, there has been no issue of ARYZTA's share capital fully or partly paid for cash or other consideration and no such issues are proposed and no share capital of ARYZTA or any of its subsidiaries is under option or agreed, conditionally or unconditionally, to be put under option.

3.6 **Shares not Representing Capital**

ARYZTA does not have any shares not representing capital.

4 INTERESTS OF MAJOR SHAREHOLDERS

4.1 In so far as it is known to ARYZTA, as at 9 July 2008 (being the latest practicable date before the publication of this Prospectus) the following persons will be, directly or indirectly, interested in 3 per cent. or more of the issued share capital of ARYZTA upon Completion, based on the assumptions that the holdings of IAWS Shareholders in IAWS and the holdings of Hiestand Shareholders in Hiestand as at 9 July 2008 do not change, that the Merger completes, and that on Admission the Company will have issued 78,940,460 ARYZTA Shares, and in so far as is known to the Company, the name of each person who, directly or indirectly, hold or control 3 per cent. or more of the Company's voting rights upon Completion, and the amount of such persons' interest, will be as follows:

Shareholders		*Number of ARYZTA Shares*	*Percentage of Issued Share Capital (%)*
Fidelity International Limited	PO Box HM670 Hamilton HMCX Bermuda	8,201,452	10.38
Lion Capital	Lion/Hotel Dutch 1 B.V. Fred Roekestraat 123-1 1076 EE Amsterdam Netherlands	6,350,000	8.04
Capital Group Companies, Inc	333 South Hope Street Los Angeles California USA	3,702,000	4.69
The Growth Fund of America, Inc	333 South Hope Street 55th Floor Los Angeles California 90071 USA	3,087,500	3.91
Standard Life Investments	1 George Street Edinburgh EH2 2LL UK	2,593,313	3.28
Bank of Ireland Nominees Limited*	International Financial Services Centre 1 Harbourmaster Place Dublin 1	15,442,679	19.55

*Bank of Ireland Nominees Limited hold ARYZTA Shares as a custodian on behalf of a number of clients, *inter alia*, Bank of Ireland Asset Management.

4.2 In so far as is known to the Company, there are no arrangements the operation of which may at a date subsequent to the date of this Prospectus, result in a change of control of the Company.

4.3 None of the persons referred to in paragraph 4.1 above have voting rights which differ from those of any other holder of ARYZTA Shares in respect of any ARYZTA Shares held by them.

4.4 As at 9 July 2008 (the latest practicable Business Day prior to the publication of this Prospectus) the Company is not aware of any person who immediately following Completion directly or indirectly, jointly or severally, will own, or could exercise control over, the Company.

4.5 Save as set out in paragraph 4.1 above, the Company is not aware of any person who holds, or will immediately following Completion hold, voting rights (within the meaning of the SESTA), directly or indirectly, in respect of 3 per cent. or more of the issued share capital of the Company.

5 SUMMARY OF ARTICLES OF ASSOCIATION

The Articles of Association are available for inspection at the offices of Matheson Ormsby Prentice, 70 Sir John Rogerson's Quay, Dublin 2, Ireland and at the offices of Niederer Kraft & Frey AG, Bahnhofstrasse 13, 8001 Zurich, Switzerland up to Completion.

5.1 Articles: Purpose

The Articles of Association provide that the principal objects of the Company are the acquisition, administration, and disposition of participations in all kinds of companies in Switzerland and abroad.

The objects of the Company are set out in full in Article 2 of the Articles of Association.

5.2 Articles: Material Provisions

The Articles, which are expected to be adopted by the Shareholders at a General Meeting shortly prior to the Admission, on or about 21 August 2008, are expected to include the following material provisions:

5.2.1 *Conditional Share Capital for Employee Benefit Plans*

As of Admission, the Company expects to have a conditional share capital, pursuant to which ARYZTA's share capital may be increased by a maximum amount of CHF157,880.92 by issuing up to 7,894,046 ARYZTA Shares under exclusion of Shareholders' pre-emptive rights, if Directors or employees of the Enlarged Group exercise options, or similar rights, granted to them. The pre-emptive rights of Shareholders are excluded.

Article 4 of the Articles is expected to read as follows:

Conditional Share Capital for Employee Benefit Plans

The share capital of the Company shall be increased by an amount not exceeding CHF157,880.92 through the issue from time to time of a maximum of 7,894,046 ARYZTA Shares, payable in full, each with a nominal value of CHF0.02, in connection with the exercise of options, or similar rights, granted to any employee of any member of the Enlarged Group, any Director or other person providing services to any member of the Enlarged Group.

Shareholders' pre-emptive rights are withdrawn with regard to these shares. These new ARYZTA Shares may be issued at a price below the current market price. The Board shall specify the precise conditions of issue including the issue price of the shares. It is anticipated that these shares will, to the extent required, be issued at par to persons who have accepted the Option Proposal and/or the EEPS Proposal.

The acquisition of ARYZTA Shares in connection with employee participation and any further transfers of registered shares shall be subject to the restrictions specified in Article 7 of the Articles of Association.

5.2.2 *Authorised Share Capital for General Purposes*

The Board is authorised to increase the share capital from time to time and at any time until 21 August 2010 by an amount not exceeding CHF473,642.76 through the issue of up to 23,682,138 fully paid up ARYZTA Shares with a nominal value of CHF0.02 each.

Article 5 of the Articles is expected to read as follows:

Authorised Share Capital for General Purposes

The Board is authorised to increase the share capital from time to time and at any time until 21 August 2010 by an amount not exceeding CHF473,642.76 through the issue of up to 23,682,138 fully paid up ARYZTA Shares with a nominal value of CHF0.02 each.

Increases through firm underwriting or in partial amounts are permitted. The issue price, the period of entitlement to dividends and the type of consideration or the contribution or under-writing in kind shall be determined by the Board. The Board may exclude pre-emptive rights that have not been exercised from the capital increase or may sell such pre-emptive rights at market conditions.

The Board is authorized to withdraw the pre-emptive rights of the Shareholders and to allocate them to third parties in the event of the use of shares for the purpose of; (1) acquisition of companies, parts of an enterprise or investments, for mergers and exchange of investments or in the case of a share placement for the financing of such transactions; (2) broadening the shareholder constituency; or (3) for the purpose of the participation of employees.

The acquisition of ARYZTA Shares out of authorized share capital for general purposes and any further transfers of ARYZTA Shares shall be subject to the restrictions specified in Article 7 of the Articles of Association.

5.2.3 *Voting Rights*

Under Swiss law, shareholders of a company pass resolutions and elect directors upon the vote of an absolute majority of the votes represented, unless provided otherwise by law or the articles of association. The Articles provide that each ARYZTA Share entitles the holder to one vote at a General Meeting. Voting rights may be exercised only after the Shareholder has been recorded in the share register (*Aktienbuch*) as a shareholder with voting rights. The voting rights attaching to the ARYZTA Shares may only be exercised by the holder of the ARYZTA Shares recorded in ARYZTA's share register as a shareholder with voting rights.

To be able to exercise voting rights, holders of ARYZTA Shares must apply to the Company for enrolment in the share register as shareholders with voting rights. The Company will record purchasers of ARYZTA Shares in the share register as Shareholders with voting rights upon disclosure of their names and addresses, provided they expressly declare that they have acquired the respective shares in their own name and for their own account and declare that they comply with the disclosure requirements stipulated in Swiss Stock Exchange Act

Persons not expressly declaring themselves to be holding ARYZTA Shares for their own account in the application for the entry in the share register or thereafter upon request by ARYZTA will be considered nominees and are entered in the share register as shareholder with voting rights without further inquiry up to a maximum of 1.5 per cent. of the registered share capital at any time. Above this limit, ARYZTA Shares held by nominees shall at the application for registration in the share register or thereafter upon request by ARYZTA be entered/kept in the share register as shares with voting rights only if the nominee in question discloses names, addresses and shareholdings of the persons for whose account ("beneficial owner") the nominee is holding 0.3 per cent. or more of the Company's outstanding share capital at the relevant time and the disclosure requirements stipulated by the Swiss Stock Exchange Act applicable to such beneficial owners are complied with. In case of non-compliance such ARYZTA Shares will be recorded in the share register as shares without voting rights. The Board of ARYZTA has the right to conclude agreements with nominees concerning their disclosure requirements. In special cases, ARYZTA can grant exceptions to the registration restrictions.

Legal entities or partnerships or other associations or joint ownership arrangements which are linked through capital ownership or voting rights, through common management or in like manner, as well as legal entities or partnerships which act in concert with intent to evade the entry restrictions for registration as shareholder with voting rights are considered one shareholder or nominee.

In the case of holders of Depository Interests, such holders will be required to disclose to Capita IRG Trustees Limited (as and when requested) the beneficial ownership of such Depository Interests in order to have the corresponding ARYZTA Shares voted at a General Meeting. However, the Board of ARYZTA has confirmed that in respect of the ARYZTA Shares issued under the terms of the Scheme, the disclosure requirements referred to above do not need to be complied with in connection with the implementation of the Scheme and that the corresponding ARYZTA Shares will be recorded in the share register as shares with voting rights. However, going forward if requested by ARYZTA, such disclosure requirements will need to be satisfied. If they are not, the relevant shares will be recorded in the share register as shares without voting rights.

Ordinary resolutions must be approved by at least a majority of the ARYZTA Shares represented at a General Meeting.

A resolution of Shareholders at a General Meeting passed by a Qualified Majority is *inter alia* required for: (1) the cases listed in art. 704 para. 1 CO and in art. 18 and 64 Swiss Merger Law; (2) the easement or abolition of the restriction of the transferability of the ARYZTA Shares; and (3) the conversion of bearer shares into ARYZTA Shares.

As the Articles provide that each ARYZTA Share carries one vote, ARYZTA may, by amendment of its Articles, issue stock with a lesser par value, thereby creating shares with privileged voting rights. The par value of such shares may not be less than 10 per cent. of the par value of the ARYZTA Shares. If shares with privileged voting rights are to be issued and/or pre-emptive rights of Shareholders with respect to the issuance of such shares are to be waived or restricted, the respective resolutions of Shareholders at a General Meeting are subject to a Qualified Majority.

5.2.4 ***General Meetings***

An annual (ordinary) General Meeting must be held within 6 months following the end of a financial year for the purpose of approval of annual financial statements and the annual report. Any General Meeting which is called in addition to the annual (ordinary) General

Meeting is called an "extraordinary" General Meeting. The invitation to the General Meeting, together with the date and agenda and the proposals, must be published in the Swiss Official Gazette of Commerce (*Schweizerisches Handelsamtsblatt*) twenty days prior to such General Meeting.

Under Swiss law, extraordinary General Meetings may be called by the Board, or, if necessary, by the statutory auditors. The Board may be requested to call an extraordinary General Meeting by one or more shareholders representing together at least 10 per cent. of the share capital or if resolved by an ordinary General Meeting.

5.2.5 ***Transfer of ARYZTA Shares/Restrictions***

A transfer of ARYZTA Shares is effected by a corresponding book entry in the books of a bank or depositary institution following an assignment by the selling Shareholder and notification of such assignment to the Company by the bank or the depositary institution. A transfer of ARYZTA Shares further requires that a person acquiring ARYZTA Shares files a share registration form in order to be registered in the share register as a Shareholder. Until filing such registration, a person acquiring ARYZTA Shares may not vote or participate at a General Meeting.

Transfers of ARYZTA Shares are subject to certain restrictions. See paragraph 5.2.3 (Voting rights).

5.2.6 ***Dividend rights***

The Board may propose or recommend to Shareholders that a dividend be paid, but cannot resolve to pay the dividend itself. Only Shareholders can approve the payment of a dividend under Swiss law. Interim dividends cannot be paid.

Dividends may be paid only if there are sufficient distributable profits from previous years or sufficient free reserves to allow the distribution of a dividend. In accordance with the requirements of Swiss law, the Company is required to retain at least 5 per cent. of the annual net profits as general reserves for so long as these reserves amount to less than 20 per cent. of the paid-in nominal share capital (art. 671 of the CO). Swiss law requires that the declaration of any dividend proposed by the Board be approved at the annual General Meeting by Shareholders holding a majority of the Shares represented at the meeting. In addition, the auditors must confirm that the dividend proposal of the Board conforms to statutory requirements and the Articles of Association (art. 728 of the CO). Dividends are usually due and payable after the shareholders' resolution relating to the allocation of profits has been passed by the shareholders' meeting. Under Swiss law, the statute of limitations with respect to dividend payments is 5 years. Dividends not collected within 5 years after their due date accrue to the Company and will be allocated to general reserves. Dividends and similar payments by Swiss companies to certain persons and organisations are currently restricted pursuant to sanctions imposed by the Swiss government.

5.2.7 ***Dissolution and Liquidation***

The Shareholders in General Meeting may at any time resolve the dissolution and liquidation of the Company in accordance with the provisions of the law and of the Articles of Association. After all debts have been satisfied, the net proceeds shall be distributed among the shareholders in proportion to the amounts paid in respect of ARYZTA Shares.

5.2.8 ***Purchase of own shares***

Swiss law limits the right of a company to purchase and hold its own shares. A company and its subsidiaries may purchase shares only if and to the extent that: (1) the Company has freely distributable reserves in the amount of the aggregate purchase price; and (2) the aggregate nominal value of all shares held by the Company does not exceed 10 per cent. of the Company's share capital (20 per cent. in specific circumstances).

Shares held by a company or its subsidiaries may, in accordance with Swiss law, not be voted at shareholders' meetings, but are entitled to the economic benefits, including dividends, applicable to the shares generally. Furthermore, under Swiss law, upon the purchase of its own shares, a company must create a special reserve on its balance sheet in the amount of the purchase price of the acquired shares. In addition, selective share repurchases are permitted only under certain circumstances. In particular, repurchases of listed shares are subject to certain restrictions promulgated by the Swiss Takeover Board (the body regulating takeover bids in Switzerland). Within these limitations, as is customary for Swiss companies, ARYZTA may purchase and sell its own shares from time to time in order to meet imbalances of supply and demand, to provide liquidity, and to modulate swings in the market price for shares.

5.2.9 ***Proxies***

Under Swiss law, proxies of shareholders are entitled to attend shareholders' meetings and exercise all rights of the represented shareholders at such meeting. Each of the Company's shareholders may, therefore, authorize another person or an entity which does not need to be a shareholder, a company representative (*Organvertreter*), a specially designated independent shareholder representative (*unabhängiger Stimmrechtsvertreter*) or a depositary representative (*Depotvertreter*) to represent him or her at the shareholders meeting.

5.2.10 ***Demand for a poll at a General Meeting***

One or more registered Shareholders which jointly represent at least 10 per cent. of the share capital of the Company registered in the commercial register may demand that items be put on the agenda. Such demands shall be in writing and shall specify the items and the proposals. They have to be submitted to the chairman at least 45 days before the date of a General Meeting. Additionally, a resolution of the Shareholders at a General Meeting may demand that another General Meeting be held.

5.2.11 ***Disclosure of interests***

CO requires disclosure of the identity of all of shareholders who hold more than 5 per cent. of ARYZTA's voting rights to the extent such shareholders are known or should be known to the Company. Such disclosure must be made once a year in the notes to the financial statements published in the annual report.

The applicable provisions of SESTA require persons having certain kinds of interest in equity securities of a Swiss company listed in whole or in part on a Swiss stock exchange to notify that company and the SWX where the equity securities in question are listed. The obligation to disclose is triggered by a change from below a notifiable percentage to, or above, such percentage, and vice versa. The notifiable percentages are 3, 5, 10, 15, 20, 25, $33\frac{1}{3}$, 50 or $66\frac{2}{3}$ per cent. of the voting rights, irrespective of whether or not such voting rights may be exercised. Persons acting in concert, due to shareholders' agreements or as members of a group or a family, for example, are also subject to the disclosure obligation. Securities dealers are obliged to disclose their holdings if they are trading shares in their own name and for their own account. A shareholder may also passively reach, exceed or fall below one of the above thresholds due to an increase or a reduction of the share capital. The notification to the Company and the stock exchange must be made no later than four trading days following the day upon which the obligation to notify arises. The Company must then publish the notified share interests within two trading days in the Swiss Official Gazette of Commerce (*Schweizerisches Handelsamtsblatt*) and in an electronic medium publishing stock market information.

Additionally, under the Transparency Regulations of Ireland, a person will, subject to certain exemptions, be required to notify ARYZTA of the percentage of voting rights in ARYZTA which that person holds, directly or indirectly, if, as a result of an acquisition or disposal of shares in ARYZTA (or other event changing the breakdown of voting rights), the percentage reaches, exceeds or falls below the thresholds of 5 per cent., 10 per cent., 15 per cent., 20 per cent., 30 per cent., 50 per cent. and 75 per cent. of the total voting rights in ARYZTA. This notification must be made as soon as possible but not later than four trading days after the relevant person learns, or is informed, of the relevant transaction. Under the Transparency Rules, the Company must notify a Regulatory Information Service of such disclosure as soon as possible and, in any event, by not later than the end of the third trading day following the receipt the disclosure.

5.3 **Articles: Other Provisions**

In addition to the provisions in the Articles set out above, which relate principally to the ARYZTA Shares, the Articles also include the following provisions:

5.3.1 ***Powers of the Board***

The Board is entrusted with the ultimate direction of the Company as well as the supervision of the management of the Company. It represents the Company and deals with all matters which are not delegated to or reserved for another corporate body of the Company by law or the Articles of Association.

The Board has the following non-transferable and irrevocable duties:

1. To ultimately direct the Company and issue the necessary directives.
2. To determine the organisation and structure of the Company.
3. To organize the accounting, the internal control system (ICS), the financial control, and the financial planning of the Company as well as to perform a risk assessment.
4. To appoint and recall the persons entrusted with the management and representation of the Company and to grant signatory power.
5. To ultimately supervise the persons entrusted with the management of the Company, in particular with respect to compliance with the law and with the Articles of Association and applicable regulations and directives.
6. To prepare the business report, to convene the Annual General Meeting and to implement the latter's resolutions.
7. To inform the judge in the event of over-indebtedness of the Company.
8. To pass resolutions regarding the subsequent payment of capital with respect to non-fully paid-in shares.
9. To pass resolutions confirming increases in share capital and regarding the amendments to the Articles of Association entailed thereby.
10. To examine compliance with the legal requirements regarding the appointment, election and the professional qualifications of the auditors of the Company.
11. To execute the agreements pursuant to art. 12, 36 and 70 of the Swiss Merger Law.

5.3.2 ***Retirement and Re-election of Directors***

The Board shall consist of a minimum of 3 and a maximum of 15 members. The term of office shall correspond to the maximum term legally allowed but shall not exceed three years. The Board shall determine the first term of office of each director in such a way that, each year, an equal number of directors shall be newly elected or re-elected and in such manner that all directors will have been subject to re-election after a period of three years. In this regard, one year shall mean the period between two consecutive ordinary General Meetings. In the event of an increase or a decrease of the number of directors, the Board shall establish a new order of rotation. In this context the term of office of some directors may be less than three years. The term of office of a director shall, subject to prior resignation or removal, expire upon the day of the next ordinary General Meeting. Newly-appointed directors shall complete the term of office of their predecessors.

5.3.3 ***Conflicts***

Swiss law does not have a general provision on conflicts of interest. However, the CO contains a provision which requires directors and senior management of a stock company to safeguard the interests of that company, and, in this connection, imposes a duty of loyalty and care on the company's directors and officers. The directors and officers are personally liable to the company for breach of these provisions. In addition, Swiss law contains a provision under which payments made to a shareholder or a director or any person associated with them other than at arm's length must be repaid to the company if such shareholder or director was acting in bad faith. The corporate governance directive of the SWX also addresses conflict of interest issues. (See SWX Swiss Exchange/Corporate Governance). In addition, Swiss law contains provisions under which the members of the Board and all the persons engaged in the Company's management are liable to the Company, its shareholders and its creditors for damages caused by the intentional or negligent violation of their duties.

Swiss law requires that payments made to a Shareholder which are not at arm's length must be repaid to the Company.

The Company must issue a corporate governance report in which the business activities of the members of the Board have to be disclosed.

5.3.4 ***Borrowing Powers***

The Articles do not restrict the Company's ability to borrow. The decision to borrow funds is taken by or under the direction of the Board, and a shareholders resolution is not required.

6 KEY SHAREHOLDER RIGHTS UNDER SWISS LAW

6.1 ***Pre-emption rights***

Under Swiss law and the Articles of Association, any issue of shares by ARYZTA, whether for cash or non-cash consideration, is subject to the prior approval of the Shareholders at a General Meeting. Shareholders have certain pre-emptive rights to subscribe for new issues of ARYZTA Shares, option bonds, convertible bonds, and options in proportion to the nominal value of shares held. A resolution passed by Qualified Majority of the Shareholders at a General Meeting may, however, limit or suspend pre-emptive rights in certain circumstances or delegate the right to limit or suspend the pre-emptive rights to the Board. The Board has been authorized to limit or suspend the pre-emptive rights in certain cases based on the authorised and conditional share capital. Please see paragraphs 5.2.1 and 5.2.2 of this Part 9.

6.2 ***Minority Shareholder Rights***

Under Swiss law, each Shareholder is entitled to file an action for damage caused to the Company. The claim of the relevant Shareholder is for loss to the Company. If a Shareholder, based upon the factual and legal situation, had sufficient cause to file an action, the court may, at its discretion, allocate the costs incurred between the plaintiff and the Company to the extent the costs should not be imposed on the defendant.

In addition, the Board and any Shareholder may, within two months after a General Meeting of Shareholders, take legal action to challenge resolutions of the General Meeting which violate the law or the Articles of Association. In particular, resolutions are challengeable which:

1. Withdraw or limit Shareholders' rights thereby violating the law or the Articles of Association.
2. Withdraw or limit Shareholders' rights without proper reason.
3. Discriminate against or disadvantage Shareholders in a manner not justified by the Company's purpose.
4. Withdraw the profit orientation of the Company without the consent of all Shareholders.

A judgment annulling a resolution of the General Meeting is binding both in favour of and against all Shareholders (art. 706 CO).

Pursuant to art. 736 section 4 CO, the Company may be dissolved at the discretion of a court in the event that Shareholders representing together at least 10 per cent. of the share capital of the Company request dissolution for valid reasons.

6.3 ***Payment of Dividends***

Under Swiss law, only an ordinary General Meeting of Shareholders may resolve that a distribution should be declared and paid. Consequently, the Company will not pay interim dividends. Dividends may only be paid out of the audited balance sheet profit or out of reserves created for this purpose. Payments out of share capital are not allowed, and interest may not be paid on the share capital. In this respect, the share capital includes share premiums, (i.e., the excess of the consideration for the issue of shares over the aggregate nominal share capital, if any). Prior to the distribution of dividends, 5 per cent of the annual profits must be allocated to the general reserve until the amount of the general reserve has reached 20 per cent of the paid-in nominal share capital. The Articles of Association of a Swiss company can provide for a higher general reserve or for the creation of further reserves setting forth their purpose and use. However, a Swiss company is not obliged to pay a dividend even if such reserves are available. The Board may propose that a dividend be paid out, but can not resolve to pay the dividend itself. Dividends require approval by the shareholders. Once a dividend is approved by the shareholders and payable, it becomes a debt owing to a shareholder.

6.4 *Acquisition of Minority Shareholdings*

SESTA provides that upon a public takeover offer for the shares of a listed Swiss company, and the offeror having acquired or contracted to acquire more than 98 per cent. of the voting rights in the company, the offeror may, within 3 months of the expiration of the offer, bring a court action against the company with a motion to cancel the outstanding shares (and other equity securities, if any (a squeeze-out)). The remaining shareholders may participate in these proceedings. After such cancellation has been approved, the target company reissues the securities to the offeror against payment of the offer price or exchange of the offered shares and passes on the price paid by the offeror or the shares received from the offeror, as the case may be, to the holders of the cancelled securities.

Pursuant to the Swiss Merger Law, merging companies may provide in the merger contract that only a settlement will be paid to the shareholders of the transferring company (squeeze-out merger). However, if the merger contract only provides for a settlement, the merger resolution of the general meeting of the shareholders requires the consent of at least 90 per cent. of the shareholders having voting rights in the transferring company.

6.5 *General Meetings*

Under Swiss law, extraordinary General Meetings may be called by the Board, or if necessary, by the statutory auditors. The Board may be requested to call an extraordinary General Meeting by one or more ARYZTA Shareholders representing together at least 10 per cent. of the share capital or if resolved by Shareholders at an ordinary General Meeting.

6.6 *Shareholders' Register*

Under Swiss law, the Company is obliged to keep a share register of ARYZTA Shares in which the names and addresses and nationality (for legal persons the domicile) of the owners and usufructuaries must be entered. No register has to be kept or does exist with regard to bearer shares. Shareholders must apply for registration in the share register in order to vote and participate at General Meetings. Registration in the share register is subject to certain restrictions: See paragraph 5.2.3 of this Part 9.

6.7 *Voting Rights*

Under Swiss law, the ARYZTA Shareholders may pass resolutions and elect directors upon the vote of an absolute majority of the votes represented, unless provided otherwise by law or the Articles of Association. The Articles provide that each ARYZYA Share is entitled to one vote at General Meetings.

6.8 *Shareholder Resolutions*

Under Swiss law, ordinary resolutions must be approved by at least a majority of the shares represented at a meeting. Resolutions regarding extraordinary matters listed in the CO (art. 704) and a company's articles of association require the affirmative vote of at least two-thirds of the votes represented and the absolute majority of the par value of the shares represented. Such extraordinary matters include:

- An alteration of the purpose of the company.
- The creation of shares with increased voting powers.
- The implementation of restrictions on the transfer of ARYZTA Shares and the removal of such restrictions.
- The authorised or conditional increase of the share capital.
- The increase of the share capital out of equity, against contribution in kind, or for the purpose of an acquisition of assets and the granting of special benefits.
- The restriction or suspension of pre-emptive rights.

6.9 *Information Rights*

The Company's books and correspondence may only be inspected with the express authorisation of the Shareholders at a General Meeting or by resolution of the Board and subject to the safeguarding of business secrets.

At the General Meeting, any Shareholder is entitled to request information from the Board concerning the affairs of the Company. Shareholders may also request the information from the auditors on issues regarding the audit. The Board and the auditors, respectively, are obliged to answer such questions from Shareholders to the extent necessary for the exercise of shareholders' rights and subject to prevailing business secrets or other material interests of the Company.

In addition, if the Shareholders' inspection and information rights prove to be insufficient, each Shareholder may propose at the General Meeting that specific facts be examined by a special commissioner in a special inspection. If the proposal is approved at the General Meeting, the Company or any Shareholder may, within thirty days of the General Meeting, request the court to appoint a special commissioner. If the proposal is rejected at the General Meeting, one or more Shareholders representing at least 10 per cent. of the ARYZTA Shares or ARYZTA Shares having an aggregate nominal value of at least CHF2 million may request the court appoint a special commissioner. The court will issue such order if the petitioners can prima facie show that the Board, any member thereof or an officer of the Company infringed the law or the Articles of Association and damaged the Company or the Shareholders. The costs of the investigation are generally allocated to the Company and only in exceptional cases to the petitioner(s).

Under Swiss law, notice of a General Meeting must be accompanied by: (1) the items on the agenda; and (2) the proposals of the Board or, as relevant, the proposals of the Shareholders who have requested the holding of a General Meeting or the inclusion of an item in the agenda. If the Company proposes to the Shareholders a member of its corporate body as a proxy for a General Meeting, it shall also designate an independent person who might be mandated as a proxy by the Shareholders. No later than 20 days prior to the General Meeting, the annual business report and the auditor's report must be made available for inspection at the Company's domicile. Any Shareholder may request that a copy of these documents be immediately sent to them. Furthermore, any Shareholder has the right to inspect the minutes of General Meetings and resolutions voted on at those meetings.

7 OTHER DIRECTORSHIPS

7.1 In addition to their directorships of the Company, the Directors hold or have held the following directorships, other than of subsidiaries of the Company, and/or are or were members of the following partnerships, within the past 5 years.

Director	*Current Directorships*	*Previous Directorships*
Owen Killian	IAWS Group plc Hiestand Holding AG Origin Enterprises plc CillRyan's Bakery Limited Maidstone Bakeries Inc	James Clow & Co Limited Clarendon Feeds Limited Clarendon Silos Limited DT Russell & Baird (Ireland) Limited McCaughey Russell & Baird Limited CAO Limited John Thompson & Sons Limited BHH Limited North West Silos Limited West Twin Silos Limited
Patrick McEniff	IAWS Group plc Origin Enterprises plc Cillryans's Bakery Limited Maidstone Bakeries Inc	North West Silos Limited
Denis Lucey	IAWS Group plc	Punch Industries Bord Bia – Irish Food Board Irish Dairy Board Limited
Wolfgang Werlé	Hiestand Holding AG Die Schweizerische Post Nimo Holding AG eventagentur.ch Asserta Asset Management Grand Hotels Bad Ragaz Prohotel Wäscherei AG	First Catering Produktions AG/ Prohotel Wäscherei AG Hotelplan AG

Director	*Current Directorships*	*Previous Directorships*
Hugo Kane	IAWS Group plc CillRyan's Bakery Limited Maidstone Bakeries Inc	
Albert Abderhalden	Hiestand Holding AG	
Denis Buckley	IAWS Group plc Remedios Limited One51 plc Kerry Group plc Kerry Co-operative Creamery Limited	
Beatrice Dardis	IAWS Group plc Kerbury Developments Limited Muiriosa Foundation	
J. Brian Davy	IAWS Group plc Addanno Limited Ailmount Investments Amber Note BES Management Limited Citywest Investments Limited Cricket Wine Estates Limited Davy Airfinance Investors Trust Limited Davy Corporate Finance Davy Nominees DFL Holdings Limited Dowell International Finance Limited Green Note Holles Street 2000 J&E Davy J&E Davy Holdings Limited Jackson Wine Estates International Limited Keep Growing Limited NewSmith Investment Funds plc Red Note White Note Limited	Airfinance Investors Trust Limited Arnotts plc Davy Futures Limited Errigal Holdings Focus Investments Friends of the National Maternity Hospital Mulroy Investment Services Limited Mulroy Securities Straw Castle Limited The Irish Stock Exchange Limited
Noreen Hynes	IAWS Group plc BG Investment O.O.D Melfort Limited – Irish incorporated entity Melfort Limited – Malta incorporated entity Melfort Management Company Limited Tuzla Development Company Limited	
William G. Murphy	IAWS Group plc Barley Exports Limited D Walsh & Sons Limited D Walsh & Sons Manufacturing Limited Glanbia plc Grassland Fertilisers (Kilkenny) Limited Grassland Fertilisers Kilkenny (Sales) Limited	Barnstorm Theatre Company Limited C.A.H. (Trading) Limited Castlelyons Farms Limited Co-operative Animal Health Limited Cork Malting Company Limited Express Foods Northern Ireland Limited Gain Animal Feeds Limited Glanbia Farms Limited

Director	*Current Directorships*	*Previous Directorships*
	Milk Ventures Limited SOS Kilkenny Limited South East Port Services Limited	Glanbia Feeds Limited Nutribo Limited Obidos Limited P.I.C. (Ireland) Limited Roscrea Farm Store Limited Spacious Trading Limited Tipperary Oils Limited
Hans Sigrist	Hiestand Holding AG Würth Schweiz AG Würth Group Companies Kisling AG	
Paul N. Wilkinson	IAWS Group plc Big Bear Group Limited Fengrain Limited Fuerst Day Lawson Limited Improve Limited Produce World limited Thorntons plc	RHM Limited Sector Skills Development Agency Limited
Maurice Zufferey	Hiestand Holding AG Mövenpick Hotels & Resorts	
Lyndon Lea	G.H Mumm ET CIE – Societe Vinicole de Champagne, Successor Glenisila (UK) Limited Glenilyon Limited Harry Winston Diamond Corporation Harry Winston Inc HMTF Furniture Investments Limited Latimer Acquistions Limited Latimer Group Limited Latimer Holdings Limited Latimer Newco 2 Limited Latimer Newco Limited Latimer Investments Leo Investments LP Lion Capital General Partner II LLP Lion Capital General Partner LLP Lion Capital LLP Lion/Katsu Investments Limited Lion/Rally Carry Eng. 1 LP Lion/Stove Acquisitions Limited Lion/Stove Holdings Limited Lion/Stove Investments Limited Lion/Visor AQCO1 Limited Sapphire European Beverages Limited Yell Group plc	21st Century Group Coininvestors I LP 21st Century Group Partners I LP Aster City Cable Holding (Luxembourg) SA Black Lion Beverages Luxembourg SARL Burton's Foods (Holdings) Limited Burton's Mezzanine Investment Limited Choo Group Finance Limited Choo Group Holdings Limited Consolidated Comminication Directories Inc. Eurotaxglass's Acquisition SA Framleydove Limited General Art Services Limited Glass's Holdings Limited Hicks Muse & Co Partners LP Hicks Muse Latin America & Co Cayman LP Hicks Muse Latain America & Co LP HM 4-EN Coinvestors Cayman LP HM 4-P (1999) Coinvestors LP HM Equity Fund 4-GP Partners CV HM Equity Fund IV-GP Partners (1999) CV HM Oldco Limited HM/Hillsdown GP Partners Limited HM4-EN (1999) co-investors LP HM4-EN co-investors LP HM4-EQ-EN-FOF co-investors Limited HM4-GP (1999) Partners LP HM4-GP Partners Cayman LP HM4-GP Partners LP

Director	*Current Directorships*	*Previous Directorships*
		HM4-P Partners Pan America LP HM4-P co-investors Cayman LP HM5 Class B Partners Cayman LP HM5 Class B Partners LP HM5 Class C Partners Cayman LP HM5-P co-investors Cayman LP HM5-P co-investors LP HMEU Partners I LP HMEU Partners I-C LP HMEU 1-P co-investors LP HMLA 1-E co-investors Cayman LP HMLA 1-E co-investors LP HMLA 2 Class B Partners Cayman LP HMLA 2-P co-investors Cayman LP HMLA2 Class B Partners LP HMTF Furniture Group Limited HMTF Furniture Limited HMTF Poultry Limited Lion Capital Carry II LP Lion Capital Fund II SBS LP Lion/Silk Investments No 1. Limited Lion/Silk Investments No 2. Limited McLeod USA Media Group Inc. McLeod USA Publishing Company Mutualplace Property Management Limited National Directory Company NDC Holdings II Inc Premier Ambient Products (UK) Limited Premier Foods plc Runecorp Limited The J Choo Group Limited Yell Holdings Two Limited Yell Limited Yellow Book Group Inc Yellow Book Holdings Inc Yellow Book of New York Inc Yellow Book of Pennsylvania inc Yellow book USA Inc Yellow Book/McLeod Holdings Inc Yellow Pages Limited Yellow Pages Sales Limited YH Limited

7.2 Within the period of 5 years preceding the date of this Prospectus none of the Directors:

7.2.1 has had any convictions in relation to fraudulent offences;

7.2.2 has been associated with any bankruptcy, receivership or liquidation whilst acting in the capacity of a director (who is relevant to establishing that a company has the appropriate expertise and experience for the management of that company); or

7.2.3 has received any official public incrimination and/or sanction by any statutory or regulatory authorities (including designated professional bodies) or has been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of a company.

7.3 None of the Directors has any actual or potential conflicts of interests between their duties to the Company and their private interests or other duties.

7.4 There are no arrangements or understandings with major shareholders, members, suppliers or others pursuant to which any Director was selected.

8 INTERESTS OF DIRECTORS IN SHARE CAPITAL

8.1 As at 9 July 2008 (the latest practicable Business Day prior to the publication of this Prospectus), none of the Directors or their immediate families had any interest in the share capital of ARYZTA (i) which will be required to be notified to ARYZTA pursuant to SESTA or (ii) being interests of a person connected (within the meaning of the Transparency Regulations of Ireland) with a Director which would, if such connected person were a Director, be required to be disclosed under (i) above and the existence of which was known to or could, with reasonable diligence, be ascertained by the Director as at 9 July 2008 (the latest practicable Business Day prior to the publication of the document). The interests which the Directors and their immediate families are expected to have in the share capital of ARYZTA immediately following Completion are set out in the following table:

ARYZTA Shares	*No. of shares*	*% of Issued Share Capital of ARYZTA*
Directors		
Denis Lucey*	1,250	0.002
Wolfgang Werlé	36	0.000
Owen Killian*	661,176	0.838
Patrick McEniff*	375,223	0.475
Hugo Kane	360,978	0.457
Albert Abderhalden	319,788	0.405
Denis Buckley	2,250	0.003
Beatrice Dardis	6,150	0.008
J. Brian Davy	58,186	0.074
Noreen Hynes	1,000	0.001
William G. Murphy	6,171	0.008
Lyndon Lea	—	—
Hans Sigrist	10,836	0.014
Paul N. Wilkinson	6,500	0.008
Maurice Zufferey	396	0.001

9 DIRECTORS' SERVICE AGREEMENTS AND LETTERS OF APPOINTMENT

9.1 *Executive Directors*

Owen Killian will be the Enlarged Group's Chief Executive Officer, with reporting responsibilities to the Board. His role is to discharge all normal responsibilities of a chief executive officer. Hugo Kane will be the Enlarged Group's Chief Operating Officer, with reporting responsibilities to the Enlarged Group's Chief Executive Officer. His role is to manage the day-to-day operations of the Enlarged Group. Patrick McEniff will be the Enlarged Group's Chief Financial Officer with reporting responsibilities to the Enlarged Group's Chief Executive Officer. His role is to oversee the financial affairs of the Enlarged Group. None of the Executive directors have formal service agreements or letters of appointment. For the financial year ended 31 July 2007, Owen Killian, Patrick McEniff and Hugo Kane received basic salaries of €760,000, €297,000 and €297,000 respectively. The Executive directors' remuneration will be determined annually by the Remuneration Committee.

9.2 *Non-Executive Directors' Letters of Appointment*

The appointment of each of the Non-Executive Directors is subject to a letter of appointment with the Company which will take effect from the date of Admission. Under the terms of their respective letters of appointment with the Company, the Non-executive Directors each receive a basic fee at the rate of CHF88,000 per financial year.

* Current directors of ARYZTA together with Philipp Haas and Dr. Andreas Casutt. Philipp Haas and Dr. Andreas Casutt will retire immediately prior to Admission.

If a Non-Executive Director performs services which, in the opinion of the Board, are outside the ordinary scope of his duties as a Non-Executive Director (including membership or chairmanship of a Board committee), additional fees will be paid as the compensation committee of the Board determines to be appropriate. All fees will be subject to annual review by the Board. The Company will also reimburse all reasonable expenses incurred.

The Non-Executive Directors are expected to bring independent judgment to bear on issues of strategy, performance, resources, key appointments and standards of conduct relating to the Company and to attend a minimum number of Board meetings per year.

A Non-Executive Director's appointment may be terminated in accordance with the Articles of Association and such termination will be effective without any claim for compensation for loss of office or otherwise.

10 SHARE BASED INCENTIVE SCHEME

ARYZTA Long Term Incentive Plan 2008 ("LTIP")

The LTIP, which has a 10 year life, is intended to provide an overall framework within which a flexible mix of systems may be used by the Company, acting through the Remuneration Committee, to retain and incentivise executives of the Enlarged Group and:

(i) to align their interests with the Shareholders through the promotion and encouragement of share ownership;

(ii) to reward executives for driving the achievement of superior financial targets;

(iii) to assist in the retention of executives over the long term.

The economic cost to the Shareholders of the reward systems operated under LTIP is controlled through, *inter alia*, the overall dilution limit and by the fact that rights generally vest only after accounting for the cost of the initial award. Within the prescribed limits, the Remuneration Committee will control the level of participation by individuals.

Two particular systems are expressly contemplated, namely:

(a) the Option Equivalent Plan (as described below); and

(b) the Matching Plan (as described below).

Within and subject to the overall framework of the LTIP, the Remuneration Committee may modify and/or amend the Option Equivalent Plan and/or the Matching Plan and may adopt such other plans, schemes, sub-plans, sub-schemes, arrangements and/or reward systems (**"Incentive Plans"**) as are appropriate to take account of, *inter alia*, local tax, exchange control or securities law or any other applicable law or regulation. Any such modification or amendment to the Option Equivalent Plan and/or the Matching Plan and any other Incentive Plan which is adopted (i) must be consistent with the purpose of the LTIP, (ii) must not result in the overall or individual limits as to the number of shares in the Company which may be issued pursuant to the LTIP being exceeded, (iii) must apply substantially the same requirements as to the ability of individuals to participate in the LTIP as are set out in the LTIP rules (the "Rules") and (iv) must apply performance criteria equivalent to those set out in the Rules.

Option Equivalent Plan

The benefits which may be provided under the Option Equivalent Plan (**"Benefits"**) may comprise:

(i) options to subscribe for new shares in the Company;

(ii) a right to subscribe for shares in the Company or any subsidiary of the Company carrying the right to be converted by the Company ARYZTA Shares;

(iii) restricted stock, restricted stock units, stock appreciation rights and other analogous rights.

Matching Plan

The benefits which may be provided under the Matching Plan (**"Matching Awards"**) may comprise shares awarded to a participant referable to qualifying interests in shares held by the participant on a ratio of between 1 and 3 awarded shares for each such qualifying interest. Matching Awards may be provided by way of new shares allotted and/or existing shares purchased and/or any of the means referred to with respect to Benefits.

Criteria to be applied

Qualifying employees and executive directors, who shall have at least 3 years service to complete before normal retirement date, may be approved by the Remuneration Committee for the purpose of participation in the LTIP or in any scheme under the LTIP. No Matching Award or Benefit may be made at any time, if, following such event, the number of shares which could be created or allotted pursuant to Matching Awards and Benefits in existence at that time, would exceed 10 per cent. of the shares of the Company in issue at that time. The Remuneration Committee controls the level of participation by individuals in the LTIP by reference to a participant's remuneration.

Benefits under the Option Equivalent Plan and Matching Awards under the Matching Plan may generally not vest earlier than the third financial year end following their provision. Benefits under the Option Equivalent Plan will generally not vest unless the growth in EPS during the performance period exceeds the growth in the Euro Zone Core CPI (or such other index or combination of indices as appears appropriate to the Remuneration Committee) plus 5 per cent. on an annualised basis over such period.

Matching Awards will be made only to the extent that the relevant qualifying interests in shares (which may be represented by contracts for differences) are retained and the following performance conditions are satisfied;

EPS Growth	*Multiple*
15% or more	3
Greater than 12.5% but less than 15%	2
Greater than 10% but less than 12.49%	1
Less than 10%	0

Entitlements based upon the achievement of the performance conditions are also subject to the Company's Return on Invested Capital over the relevant period being not less than the Company's weighted average cost of capital.

The basis for calculating the conversion premium payable by a participant associated with any awards under the Option Equivalent Plan will be fixed by the Company on the issue of such Participant's award but, in any event, will not be less than the average price for dealings in a share for the day preceding the date on which the award was first approved. The basis for calculating the conversion premium, if any, payable by a participant associated with any awards under the Matching Plan will be fixed by the Remuneration Committee on the date the award is first approved. Benefits and Matching Awards will vest upon a change of control.

11 SUBSIDIARIES

11.1 ARYZTA is the holding company of the Enlarged Group.

11.2 ARYZTA's principal subsidiaries and associated undertakings (each of which are considered by ARYZTA to be likely to have a significant effect on the assessment of assets and liabilities, the financial position and/or the profits and losses of the Enlarged Group) will, on Completion, be as follows:

Name	*Country of Incorporation*	*Percentage of shares and voting rights held*
IAWS Group plc	Ireland	100%
Cuisine de France Limited	Ireland	100%
IAWS Management Service Limited	Ireland	100%
IAWS Technology and Global Services Limited	Ireland	100%
Cuisine de France (UK) Limited	United Kingdom	100%
Delice de France, plc	United Kingdom	100%
Groupe Hubert	France	100%
Cuisine de France, Inc	United States of America	100%
La Brea Holdings, Inc	United States of America	100%
Otis Spunkmeyer, Inc	United States of America	100%

[13] The Enlarged Group holds 97 per cent. of the common stock including 100 per cent. of the voting common stock of La Brea Bakery Holdings, Inc.

Name	Country of Incorporation	Percentage of shares and voting rights held
CillRyan's Bakery Limited	Ireland	50%
Origin Enterprises plc	Ireland	71.4%
Hiestand International AG	Switzerland	100%
Hiestand Schweiz AG	Switzerland	100%
TK-Center Birrfeld AG	Switzerland	Indirect 100%
HiCoPain AG	Switzerland	Indirect 60%
Hiestand Deutschland GmbH	Germany	Indirect 100%
Hiestand & Suhr Handels- und Logistik GmbH	Germany	Indirect 100%
Fricopan Back GmbH	Germany	Indirect 100%
Fricopan Back GmbH Immekath	Germany	Indirect 100%
Hiestand Japan Co.,Ltd	Japan	100%
Hiestand Austria GmbH	Austria	100%
Hiestand Polska SP. Z.O.O.	Poland	100%
Hiestand Malaysia SDN BHD	Malaysia	100%
La Nouvelle Boulangerie Backwaren und -technik Vertriebs GmbH	Germany	Indirect 25%
Hiestand Istanbul Dondurulmus Gida Tic. Ltd Sti.	Turkey	Indirect 100%
Hiestand Services AG	Switzerland	100%
Hiestand Beteiligungsholding GmbH & Co. KG	Germany	100%
Frice AG	Germany	Indirect 100%

12 TAXATION

12.1 General

12.2 The statements of Swiss, Irish, and United Kingdom tax laws set out below are based on existing Swiss, Irish, and United Kingdom tax laws, including relevant regulations, administrative rulings and practices in effect on the date of this Prospectus and which may apply to investors who are the beneficial owners of shares. Legislative, administrative or judicial changes may modify the tax consequences described below.

12.3 The statements do not constitute tax advice and are intended only as a general summary.

12.4 It is assumed that Swiss resident investors will only invest in ARYZTA Shares and that ARYZTA DIs will be traded exclusively on the Irish stock exchange.

Prospective purchasers should consult their own tax advisors as to the tax consequences in Switzerland, Ireland, the United Kingdom or other relevant jurisdictions of the purchase, ownership and disposition of the ARYZTA Shares.

12.5 Swiss Taxation

The statements and discussion of certain Swiss taxes set out below are of a general nature and do not relate to persons in the business of buying and selling shares or other securities. The statements are included for general information only and are not exhaustive of all tax considerations that may be relevant to a particular holder of Shares in light of the holder's particular circumstances nor do they address the tax considerations relevant to certain types of holders who may be subject to special treatment under the applicable tax laws. Such statements are not intended to be, and should not be interpreted as, legal or tax advice to any particular holder of Shares, and no representation with respect to the tax consequences to any particular holder is made. Potential investors are therefore urged to consult their tax advisors to determine the special tax consequences of the receipt, ownership and sale or other disposition of Shares.

12.5.1 *Withholding Tax*

Any dividends and similar distributions of profit and reserves made by ARYZTA in respect of the Shares, including stock dividends and the distribution of any liquidation proceeds in excess of the nominal value of the Shares are subject to Swiss Federal Withholding Tax (*Verrechnungssteuer, impôt anticipé*) ("**Withholding Tax**"), imposed on the gross amount at the current rate of 35 per cent. Thus, ARYZTA may only pay out 65 per cent. of the gross amount of any dividends to the shareholder. A portion equal to

35 per cent. of the gross amount of such dividends must be paid to the Swiss Federal Tax Administration. The redemption of Shares by ARYZTA may under certain circumstances (in particular, if the Shares are redeemed for subsequent cancellation) be taxed as a partial liquidation for Withholding Tax purposes with the effect that Withholding Tax at the current rate of 35 per cent. is due on the difference between the redemption price and nominal value of the redeemed Shares.

Swiss resident beneficiaries of taxable dividends and similar distributions in respect of the Shares are generally entitled to full subsequent relief of the Withholding Tax, either through a tax refund or through credit against their income tax liability, if they duly report the underlying income in their tax returns or financial statements used for tax purposes, as the case may be, and if there is no tax avoidance. The same holds true for foreign resident investors who hold Shares through a permanent establishment or a fixed place of business situated in Switzerland, as defined for tax purposes. Other non-Swiss resident beneficiaries of dividends and similar distributions in respect of Shares may be entitled to a partial or full refund of the Withholding Tax in accordance with any applicable double taxation convention between Switzerland and the beneficiary's country of tax residence (**"Tax Treaty"**).

The non-Swiss resident recipient of a taxable distribution may be entitled to a full or partial refund of the Withholding Tax, if the country in which the non-Swiss resident resides for tax purposes has entered into a Tax Treaty with Switzerland and the further conditions of such treaty are met. Non-Swiss resident holders should be aware that the procedures for claiming Tax Treaty refunds (and the time frame required for obtaining a refund) might differ from country to country. Non-Swiss resident holders should consult their own tax advisor regarding the tax consequences of the receipt, ownership, purchase, sale or other dispositions of the Shares and the procedure for claiming a refund of the Withholding Tax. If the non-Swiss resident holder holds the Shares through a permanent establishment or fixed place of business situated in Switzerland, as defined for tax purposes, the entitlement to refunds of the Withholding Tax is governed by Swiss domestic law.

12.5.2 ***Income and Profit Tax***

Income Tax for Individuals: An individual who is a Swiss resident for tax purposes, or a non-Swiss resident holding Shares as part of a permanent establishment or a fixed place of business situated in Switzerland, as defined for tax purposes, receiving dividends and similar distributions (including liquidation proceeds and stock dividends) from ARYZTA, has to include these distributions in his or her personal tax return and owes income taxes on the corresponding amounts.

Profit Tax for corporations and co-operatives: Corporations and co-operatives resident in Switzerland or non-Swiss resident entities holding Shares as part of a Swiss permanent establishment, as defined for tax purposes, are required to include all taxable distributions received on the Shares in their profit and loss statement relevant for profit tax purposes; the taxable distribution is generally subject to profit taxes. A Swiss corporation or co-operative, or a non-Swiss corporation or co-operative holding Shares as part of a Swiss permanent establishment as defined for tax purposes may, under certain circumstances, benefit from taxation relief with respect to distributions (*Beteiligungsabzug*), provided such Shares represent at the time of the distribution or at the closing date of the relevant financial statements at least 20 per cent. of the share capital or a fair market value of at least CHF 2 million.

A holder of Shares who is not a resident of Switzerland for tax purposes will not be liable for any Swiss income or profit taxes on dividends and similar distributions in respect of the Shares, unless the Shares are attributable to a permanent establishment or a fixed place of business maintained in Switzerland, as defined for tax purposes, by such non-Swiss resident.

12.5.2.1 Taxes on Capital Gains upon Disposal of Shares

Individuals: Individuals who are resident in Switzerland for tax purposes and hold Shares as part of his or her private assets generally are exempt from Swiss federal, cantonal and communal taxes with respect to capital gains realised upon the sale or other disposal of Shares, unless such individuals are qualified as professional securities dealers for income tax purposes. Under certain circumstances, Share sale proceeds of a private individual may be recharacterized into taxable dividend income. Upon repurchase of Shares by ARYZTA, the portion of the repurchase price in excess of the nominal amount may under certain circumstances not be classified as tax-exempt capital gain but as taxable income. Capital gains realised by an individual on Shares that are held as part of its business assets are subject to income taxation and social security contributions.

Corporations and co-operatives: Capital gains realised by corporations and co-operatives resident in Switzerland for tax purposes or foreign legal entities holding Shares as part of a Swiss permanent establishment, as defined for tax purposes, are generally subject to ordinary income or profit taxation. A Swiss corporation or co-operative, or non-Swiss corporation or co-operative holding Shares as part of a Swiss permanent establishment as defined for tax purposes may, under certain circumstances, benefit from taxation relief on capital gains realised upon the disposal of Shares (*Beteiligungsabzug*), provided such Shares represent at the time of disposal at least 20 per cent. of the share capital and were held for at least one year.

Non-resident Individuals and Legal Entities: Individuals and legal entities which are not resident in Switzerland for tax purposes and do not hold Shares as part of a Swiss business operation or a Swiss permanent establishment or fixed place of business situated in Switzerland, as defined for tax purposes, are generally not subject to Swiss income or profit taxes on gains realised upon the disposal of the Shares.

12.5.3 ***Net Worth and Capital Taxes***

An individual who is a Swiss resident for tax purposes, or is a non-Swiss resident holding Shares as part of a permanent establishment or fixed place of business situated in Switzerland, as defined for tax purposes, is required to include his or her Shares in his or her wealth that is subject to cantonal and communal net worth tax. No net worth tax is levied at the federal level.

Corporations and co-operatives resident in Switzerland or non-Swiss resident legal entities with a Swiss permanent establishment, as defined for tax purposes, are subject to cantonal and communal capital tax. The cantonal and communal capital tax is levied on the basis of the net equity of corporations and co-operatives. Usually, the acquisition of Shares should not influence the equity of a legal entity and should therefore have only limited influence on their capital tax charge. However, the acquisition of Shares may change the basis for international or inter-cantonal allocation of the taxable equity of the corporations and co-operatives. No capital tax is levied at the federal level.

12.5.4 ***Gift Inheritance Taxes***

The transfer of Shares may be subject to cantonal and/or communal gift or inheritance taxes if the deceased or the donator was resident for tax purposes in a canton levying such taxes.

12.5.5 ***Stamp Duty for Securities Dealing***

The sale of Shares is generally subject to Swiss securities transfer tax if a Swiss bank or another Swiss securities dealer within the meaning of the Swiss securities transfer tax law is involved in the transaction.

The sale of Shares through a non-Swiss bank or other non-Swiss securities dealer may also be subject to the Swiss Federal Securities Transfer Stamp Tax if (i) such non-Swiss bank or securities dealer is a member of the SWX Swiss Exchange, and (ii) the sale takes place on the SWX Swiss Exchange. The following categories of foreign institutional investors that are subject to regulation similar to that imposed by Swiss Federal supervisory authorities are exempt from their portion of the Swiss Federal Securities Transfer Stamp Tax: investment funds, social security institutions, pension funds, life insurance companies and certain non-Swiss quoted companies and their non-Swiss consolidated group companies. In addition, Swiss investment funds as defined in the Swiss Federal Act on Investment Funds are also exempt from the Swiss Federal Securities Transfer Stamp Tax.

12.6 Irish Taxation

This summary is an overview of the likely Irish tax consequences of the holding and disposal of Shares. It is intended as a general guide only and is based on current Irish tax legislation and published practice of the Irish Revenue Commissioners as at the date of this document. Both are subject to change, possibly with retroactive effect.

It relates only to prospective purchasers who will be absolutely entitled as beneficial owner of those shares; who will hold them as a capital investment; and, except where otherwise expressly stated, who are tax resident (and, in the case of an individual, ordinarily tax resident, and domiciled) in the Republic of Ireland.

It does not apply to other types of investors such as those who acquire the Shares by reason of their employment, in the course of a trade or as dealers in securities, or through collective investment schemes and insurance companies.

Purchasers of shares are advised to consult with their own tax advisers regarding the tax implications of the acquiring, holding and disposal of Shares because the tax consequences will differ depending on the specific facts and circumstances of each such purchaser.

That shares traded through CREST will be held via ARYZTA DIs should not impact on the Irish tax treatment since the Irish tax code provides for assets held by a nominee to be treated as though they are directly held by the beneficiary for capital gains tax purposes. The income will remain a dividend from ARYZTA and should not lose its characterisation as such by virtue of the nominee arrangement.

12.6.1 *Taxation of Dividends*

Swiss dividend withholding tax at a rate of 35 per cent. will be levied on any dividends and similar distributions. Under recently passed Swiss legislation, repayments out of "paid in surplus" should be exempt from withholding tax from 1 January 2011. Irish tax resident investors may be entitled to a partial refund of this under the terms of the Irish Switzerland Double Taxation Convention, if applicable, with the excess being creditable against the resulting Irish tax liability, if any, on such dividend income.

Individual Irish tax resident shareholders are subject to Irish income tax on the gross amount of any dividend (i.e. the amount of the dividend received plus any Swiss Withholding Tax withheld by the Company up to the rate provided for by the Ireland/ Switzerland Double Taxation Convention) at their marginal rate of tax. The health levy is also payable on such dividend income received. The rate payable is generally 2 per cent. However, where the annual income exceeds €100,100 a rate of 2.5 per cent. applies to the excess income over €100,100.

Individual Irish tax resident shareholders, may, depending on their circumstances, also be subject to Irish PRSI (Irish Social Security) in respect of their dividend income.

Individuals who are within the charge to Irish tax by virtue only of being ordinarily Irish tax resident should seek advice in relation to the application if any of a double taxation convention between their state of residence and Ireland.

Individuals who are not domiciled in the Republic of Ireland for tax purposes may be taxable on the remittance basis in respect of any dividends receivable from ARYZTA. Such individuals should seek their own tax advice.

Irish tax resident corporate shareholders are generally taxable under Schedule D, Case III on foreign dividend income. The rate at which they will be taxable will depend on the size of their holding and what tax elections they have made. Credit will be available for any Swiss withholding taxes up to the rate provided for by the effective tax treaty, if applicable, and in circumstances where the Irish company owns more than 5 per cent. of the ordinary share capital of ARYZTA credit may also be available for a proportion of the corporation tax paid by the entities within the ARYZTA Group. If an Irish tax resident corporate shareholder is a close company, as defined under Irish legislation, it may, in certain circumstances, be liable to a 20 per cent. Investment income surcharge to the extent that any disposal of the shares would not qualify for participation exemption.

12.6.2 *Disposals of ARYZTA Shares*

The current rate of tax on capital gains is 20 per cent. Liability to Irish tax on capital gains will depend on the individual circumstances of shareholders. Irish tax resident or ordinarily resident shareholders that acquire Shares will be considered, for Irish tax purposes to have a base cost equal to the amount paid for those shares, other than in situations where the shares were acquired on the reconstruction or amalgamation of another company such that, for the purposes of tax on capital gains the transaction was treated as not giving rise to a disposal for tax purposes at that time. In such circumstances the base cost of the shares will be treated as being the base cost of the original shares, and the Shares will be treated, for tax purposes, as having been acquired at the time the original shares were acquired. On subsequent disposals, Shares acquired at an earlier time will generally be deemed, for Irish tax purposes, to be disposed of on a "first in, first out" basis before Shares acquired at a later time.

Irish tax resident or ordinarily resident shareholders that dispose of their Shares will be subject to CGT to the extent that the proceeds realised from such disposals exceed the base cost of the Shares disposed of and any allowable deductions (subject to the availability of any exemptions or reliefs).

Investors who are non-Irish tax resident but are treated as ordinarily Irish tax resident are generally subject to Irish capital gains tax but this will depend on the terms of any applicable Double Taxation Convention between the jurisdiction in which they reside and Ireland. Taxation advice should be sought as to the taxation treatment for such individuals.

Investors who are not domiciled in the Republic of Ireland or the UK for tax purposes are subject to capital gains tax on the remittance basis in respect of gains realised on foreign assets. As ARYZTA is a company registered, and having its seat outside the Republic of Ireland, the shares in ARYZTA should constitute foreign assets and such investors should take their own tax advice.

Investors who are non-resident (and in the case of an individual non ordinarily resident) in Ireland could be subject to Irish Capital Gains Tax in respect of the disposal of shares in ARYZTA only to the extent that such shares are used in or for the purposes of the trade of a branch or agency in Ireland.

12.6.3 *Tax Treatment of Investors who are Temporarily Non-Resident in Ireland*

Specific anti-avoidance rules may apply to shareholders who are temporarily non-resident in Ireland at the time that they dispose of shares and their tax treatment may depend on the location in which they are resident and the terms of the particular effective Double Taxation Convention, if any, with Ireland. Such individuals should consult their own tax advisor.

12.6.4 *Capital Acquisition Tax*

Irish Capital Acquisitions Tax (CAT) comprises principally of Gift Tax and Inheritance Tax which can apply to foreign shares where either the disponer or the disponee is resident or ordinarily resident in Ireland. The person who receives the Gift or Inheritance is primarily liable for CAT.

CAT is levied at a rate of 20 per cent. above certain tax free thresholds. The appropriate tax free threshold is dependent upon: (i) the relationship between the donor and the donee; and (ii) the aggregation of the values of previous gifts and inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses are exempt from CAT.

12.6.5 *Stamp Duty*

As ARYZTA is a company incorporated in Switzerland, Irish stamp duty should not arise on the acquisition of any shares unless the transaction in the Shares somehow relates to Irish land, or stocks or the marketable securities of an Irish company.

Swiss securities transfer tax at a rate of 0.3 per cent. could arise on the DIs if they were traded on the Swiss exchange or the trade involved a Swiss securities dealer (see details above under Stamp Duties for Security Dealing).

A tax ruling is being filed requesting that the Swiss Federal Tax Administrator apply a Swiss securities transfer tax at a rate of 0.15 per cent. to such transfers on the basis that the underlying shares are Swiss shares.

12.6.6 *UK Taxation*

This summary is an overview of the likely UK tax consequences of the holding and disposal of Shares. It is intended as a general guide only and is based on current Irish tax legislation and published practice of HM Revenue & Customs as at the date of this document. Both are subject to change, possibly with retroactive effect.

It relates only to prospective purchasers who will be absolutely entitled as beneficial owner of those shares; who will hold them as a capital investment; and, except where otherwise expressly stated, who are tax resident (and, in the case of an individual, ordinarily tax resident, and domiciled) in the UK.

It does not apply to other types of investors such as those who acquire the shares by reason of their employment, in the course of a trade or as dealers in securities, or through collective investment schemes and insurance companies.

Purchasers of shares are advised to consult with their own tax advisers regarding the tax implications of the acquiring, holding and disposal of Shares because the tax consequences will differ depending on the specific facts and circumstances of each such purchaser.

That shares traded through CREST will be held via ARYZTA DIs should not impact on the UK tax treatment since the UK tax code provides for assets held by a nominee to be treated as though they are directly held by the beneficiary for capital gains tax purposes. The income will remain a dividend from ARYZTA and should not lose its characterisation as such by virtue of the nominee arrangement.

12.6.7 ***Dividends paid by ARYZTA to Shareholders resident in the United Kingdom***

UK shareholders subject to the charge to UK tax will generally be subject to tax in the United Kingdom on dividends received from the Enlarged Group.

UK resident individuals are subject to UK income tax on the gross dividends received from the Enlarged Group at a maximum rate of 32.5 per cent. As the dividends received are from a non-UK Group, the dividend tax credit will not be available. However, HM Revenue and Customs have announced that from 6th April 2008, subject to certain conditions, there will be a non-payable credit of one-ninth of the distribution to UK resident individuals in receipt of dividends from non UK resident companies. This means that a UK resident individual will have income tax to pay at a maximum rate of 32.5 per cent. of the dividend plus the related tax credit (or 25 per cent. of the cash dividend). UK resident individuals will be charged to income tax on the day that the dividend is paid to the individual.

12.6.8 ***Stamp Taxes***

It should not be necessary to pay any UK stamp duty on the transfer of any shares.

No UK stamp duty reserve tax should arise in respect of transfers of Shares within CREST.

12.6.9 ***Capital Gains Tax***

Any capital gain made on a disposal Shares by UK shareholders may, depending on the shareholder's individual circumstances, be liable to tax in the United Kingdom. For a shareholder not within the charge to corporation tax, such as an individual, trustee or personal representative, taper relief (which reduces a chargeable gain depending on the length of time for which an asset is held) may be available to reduce the amount of chargeable gain realised on a subsequent disposal. The availability and extent of taper relief will depend, in part, on the individual circumstances of the shareholder. HM Revenue & Customs have announced that taper relief will be withdrawn for disposal after 5 April 2008 and the rate of capital gains tax will be changed. In addition, individual shareholders who are temporarily non-UK resident may be liable to UK capital gains tax under anti-avoidance legislation.

12.6.10 ***Inheritance Tax***

Shares beneficially owned by an individual may (subject to certain exemptions and reliefs) be subject to inheritance tax on the death of the individual or, in certain circumstances, if the Shares are the subject of a gift by such individuals. As ARYZTA's register will be maintained in Switzerland, Shares should be assets situated in Switzerland for the purposes of UK inheritance tax. Accordingly, UK inheritance tax should not be payable where the individual shareholder is not domiciled in the United Kingdom (nor deemed to be domiciled in the United Kingdom under certain rules relating to long residence or previous domicile).

For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit. Shareholders should consult an appropriate professional adviser if they make a gift of any kind or intend to hold any Shares through trust arrangements. Shareholders should also seek professional advice in a situation where there is a potential for a double charge to UK inheritance tax and an equivalent tax in another country.

13 WORKING CAPITAL

ARYZTA is of the opinion that, taking account of available facilities and cash resources, the ARYZTA Group has sufficient working capital for its present requirements, that is, for at least the 12 months following the date of publication of this Prospectus.

14 SIGNIFICANT CHANGE

ARYZTA

There has been no significant change in the financial or trading position of ARYZTA and its subsidiaries since 31 May 2008, being the date to which the financial information on ARYZTA set out in Part III of Part 12 (Index to Financial Information) of this Prospectus has been prepared.

IAWS

There has been no significant change in the financial or trading position of IAWS and its subsidiaries since 31 January 2008, being the date to which IAWS' most recent unaudited interim results set out in Part I Section A of Part 12 (Index to Financial Information) of this Prospectus has been prepared.

Hiestand

There has been no significant change in the financial or trading position of Hiestand and its subsidiaries since 31 December 2007, being the date to which Hiestand's audited results set out in Part II Section A of Part 12 (Index to Financial Information) of this Prospectus has been prepared.

15 LITIGATION

ARYZTA

Save as disclosed below in this paragraph 15 in respect of IAWS and Hiestand, there are no governmental, legal or arbitrational proceedings (including any such proceedings which are pending or threatened of which ARYZTA is aware) during the 12 months preceding the date of this Prospectus which may have, or have had in the recent past, significant effects on the financial position or profitability of ARYZTA or its subsidiaries.

IAWS

In June 2008, two franchisees of the Tim Hortons group initiated proceedings in Canada against Tim Hortons and certain of its affiliates alleging, through a variety of legal claims, generally that the Tim Hortons 'Always Fresh' baking system and expansion of lunch offerings has led to lower franchisee profitability. The plaintiffs are also seeking to have their action certified as a class action on behalf of Tim Hortons Canadian franchisees. IAWS and indirect subsidiaries of Tim Hortons own and operate a bakery facility in Canada through a joint venture that supplies, to the entire Tim Hortons restaurant chain, products prepared through the use of the 'Always Fresh' baking system. Tim Hortons, a company listed on the New York Stock Exchange and Toronto Stock Exchange, has issued a statement describing its view that this legal action is "*frivolous and completely without merit*". It has also stated that it intends to "*vigorously defend itself in this matter*" and that its Franchise Advisory Board, comprised of elected store owners who provide representation for all Tim Hortons franchisees, informed Tim Hortons that it also views the legal action as "*without* merit" and that such action "*does not reflect the opinion of the vast majority of franchisees*". Neither IAWS nor the joint venture is a defendant in these proceedings.

Save as disclosed above, there are no governmental, legal or arbitrational proceedings (including any such proceedings which are pending or threatened of which IAWS is aware) during the 12 months preceding the date of this Prospectus which may have, or have had in the recent past, significant effects on the financial position or profitability of IAWS or its subsidiaries.

Hiestand

Following the announcement of the Merger, certain Hiestand Shareholders have announced that they intend taking legal action to obtain an improved offer price for the acquisition of their Hiestand Shares under the Hiestand Merger. This action, if taken, would be based on the difference between the consideration received by Lion Capital for its Hiestand Shares pursuant to the Lion SPA and the consideration which Hiestand Shareholders are to receive pursuant to the Hiestand Merger. While such an action is capable of being taken under Swiss law (based on article 105 of the Swiss Merger Act), it could not affect the implementation of the Hiestand Merger. The Hiestand Board has stated that it considers that the action, if taken, would be without merit as the consideration to be received by Hiestand Shareholders pursuant to the Hiestand Merger (36 ARYZTA Shares for every 1 Hiestand Share) has been agreed on the basis of detailed negotiation between IAWS and Hiestand and takes into account the recommendation of the financial advisors to Hiestand. The adequacy of the consideration and the methodology applied in deciding upon it has also been independently affirmed, as is required by Swiss law.

Save as disclosed above, there are no governmental, legal or arbitrational proceedings (including any such proceedings which are pending or threatened of which Hiestand is aware) during the 12 months preceding the date of this Prospectus which may have, or have had in the recent past, significant effects on the financial position or profitability of Hiestand or its subsidiaries.

16 MATERIAL CONTRACTS

The following contracts (not being the contracts entered into in the ordinary course of business) have been entered into by the Company or a member of the Enlarged Group within the two years immediately preceding the date of this Prospectus and are, or may be, material and contain provisions under which the Company or any member of the Enlarged Group has an obligation or entitlement which is, or may be, material to the Company or any member of the Enlarged Group as at the date of this Prospectus.

16.1 Merger

The following documents have been entered into in connection with the Merger:

16.1.1 *Lion SPA*

On 7 June 2008, IAWS entered into a share purchase agreement with Lion Capital pursuant to which IAWS agreed to purchase 170,000 shares of Hiestand from Lion Capital. The consideration for the purchase of the shares under the Lion SPA consists of: (a) the allotment to Lion Capital (or any of its subsidiaries or any of its affiliates designated by Lion Capital) of 12,700,000 IAWS Shares; and (b) the payment to Lion Capital of the sum of €30 million. Completion of the Lion SPA is conditional upon the fulfilment or waiver of certain Polish, German and Irish anti-trust clearances. Pursuant to the Lion SPA, in the event that the Swiss Takeover Board determines that the signing or completion of the Lion SPA means that Lion Capital and/or its beneficial owner on the one hand and IAWS on the other hand are acting in concert and that triggers a mandatory offer or other similar material action by Lion Capital and/or the beneficial owner of Lion Capital in relation to Hiestand under the relevant Swiss takeover legislation, IAWS shall indemnify and reimburse Lion Capital and its beneficial owner on a pound for pound basis for any liability, obligation, loss, cost, damage or other expense suffered by Lion Capital and its beneficial owner arising out of or in connection with such mandatory offer or other similar material action. The maximum liability of IAWS under such indemnity shall be limited to such maximum amount as, in applying the significant transaction class tests set out in the UK Listing Authority's Listing Rules, would not cause the indemnity to be treated as a transaction of such quantum that would constitute a "Class 1" transaction for the purposes of Chapter 10 of the UK Listing Authority's Listing Rules.

16.1.2 ***Business Combination Agreement***

IAWS, ARYZTA and Hiestand entered into the Business Combination Agreement on 7 June 2008. The Business Combination Agreement provides for various matters relating to the implementation of the Merger and, in particular, provides for the convening of the relevant shareholder meetings of IAWS, ARYZTA and Hiestand, the composition of the Board, the Exchange Ratios to be applied in relation to the Merger and the conditions which are to apply to the Acquisition and to the Hiestand Merger.

The parties have agreed to exchange information which is relevant to the Merger with each other. The Business Combination Agreement also provides that if an event occurs which negatively affects the value of either IAWS or Hiestand by at least 10 per cent. the parties will seek to agree an adjustment to the Exchange Ratios applying for the purposes of the Merger. If agreement is not reached on such adjustment, then shareholders of the entity unaffected by the event will be given an opportunity to vote to withdraw from the Merger. IAWS and Hiestand each agree not to do any of the following acts without the consent of the other:

- issue new shares other than pursuant to pre-existing commitments;
- acquire its own shares or shares of the other party except in the relation to the acquisition by IAWS of the Hiestand Shares of Lion Capital and the issue of shares pursuant to the IAWS Group share schemes;
- acquisitions or divestments with a value exceeding CHF20 million and transactions of unusual strategic importance, other than transactions specifically disclosed by the parties to each other;
- make material changes in employment contracts with senior executives other than in the ordinary course of business;
- pay a dividend or issue bonus shares;
- any act that is not in the ordinary course of business.

16.1.3 ***Hiestand Merger Agreement***

ARYZTA and Hiestand entered into the Hiestand Merger Agreement on 7 June 2008. Under the terms of the Hiestand Merger Agreement, ARYZTA, acting as acquiring company, shall absorb Hiestand, acting as transferring company. Hiestand shareholders, except for IAWS or any subsidiaries or of IAWS holding Hiestand shares, shall receive ARYZTA Shares contemporaneously with the Scheme becoming effective and the listing of ARYZTA on the Irish Stock Exchange and the SWX Swiss Exchange. The value of the ARYZTA Shares to be issued to Hiestand shareholders (other than IAWS or a subsidiary of IAWS) will comply with the minimum price requirement under the Swiss Stock Exchange Act.

The Hiestand Merger Agreement sets out the conditions to which the Hiestand Merger is subject, being;

- Receipt of the relevant antitrust approvals from each of the regulatory authorities in Ireland, Germany and Poland.
- Approval of the Hiestand Merger by at least two thirds of the Hiestand Shareholders present at the Hiestand EGM and by at least two thirds of the ARYZTA Shareholders present at the ARYZTA EGM representing a majority of the par value of the shares held by those shareholders present at the Hiestand EGM and the ARYZTA EGM, respectively.
- Sanction of the Scheme by the Court.
- The passing of certain resolutions by ARYZTA at the ARYZTA EGM in relation to the increase of capital required by ARYZTA to allot the shares required to effect the Merger.
- Admission.

Pursuant to the terms of the Hiestand Merger Agreement, upon the Hiestand Merger becoming effective, Hiestand shares shall be exchanged for ARYZTA Shares so that Hiestand shareholders (other than IAWS or any subsidiary of IAWS) will receive 36 ARYZTA Shares for each Hiestand share held by them. The Hiestand Merger Agreement provides that the Agreement shall terminate if the Hiestand Merger and the Scheme are not completed by 31 October 2008.

16.2 **Otis Spunkmeyer Acquisition**

IAWS effected the Otis Spunkmeyer Acquisition on 13 October 2006. The following documents were entered into in this respect:

16.2.1 ***OSH Merger Agreement***

Otis Spunkmeyer Holdings, Inc. (**OSH**), OSI Holdings Corporation (**OHC**)(an entity controlled by IAWS), OSI Acquisition Corporation (a wholly-owned subsidiary of OHC) (**OSIAC**), IAWS and Code Hennessey & Simmons IV, L.P. (**CHS**) entered into an Agreement and Plan of Merger on 13 October 2006 (**OSH Merger Agreement**) pursuant to which OHC acquired all the issued outstanding shares in OSH in a reverse subsidiary merger transaction. On completion of the merger contemplated by the OSH Merger Agreement on 2 November 2006 (**Completion Date**), OSIAC merged with OSH. OSH succeeded to all assets, liabilities, rights and obligations of OSIAC and OSH. CHS acted as agent and representative of the selling shareholders. Based on a closing enterprise value of OSH of USD561 million, the OSH Merger Agreement provided for a cash consideration for the shares in OSH of USD340 million with a potential for additional payments to stock and option holders contingent on the achievement of agreement performance milestones, up to a maximum of USD25 million. USD25 million of the consideration was placed in an escrow account until 15 September 2007 to secure OHC's indemnification rights under the OSH Merger Agreement.

Under the OSH Merger Agreement, OSH provided customary warranties to OHC and OSIAC, including concerning due incorporation, capacity to enter into the OSH Merger Agreement, capitalisation, subsidiaries, real estate holdings, financial statements, tax, litigation, contractual arrangements, compliance with laws, employee relations benefit plans, ownership of intellectual property, the lack of entitlement of any third party to a brokerage fee in connection with the transaction and environmental matters. OHC provided certain warranties to the selling shareholders and OSH concerning due incorporation, capacity, litigation, non-contravention of the OSH Merger Agreement with existing contracts to which OHC was party and OHC's financing arrangements for the Otis Spunkmeyer Acquisition.

The warranties given by OSH expired on 15 September 2007, save those in relation to due incorporation, capacity, capitalisation, subsidiaries and brokerage fees (**Fundamental Warranties**), which survive indefinitely, and those in relation to tax, which survive until fully performed and satisfied in accordance with the OSH Merger Agreement. The warranties given by OHC expired on September 15, 2007, save those in relation to due incorporation, capacity and brokerage fees, which survive indefinitely.

Each selling shareholder indemnified OHC on a several basis against losses suffered arising out of (i) a breach of the Fundamental Warranties by that selling shareholder; (ii) losses incurred by OHC as a result of shareholder lawsuits or dissenter's rights; (iii) the breach by a selling shareholder of the Seller Covenants (as defined below) and (iv) in the case of fraud. In addition, the selling shareholders severally indemnified OHC against certain potential tax liabilities of OSH and its subsidiaries. Save in the case of fraud, where the liability is unlimited, the limit of each selling shareholder's liability under these indemnities is the net proceeds received by him for his shares in OSH under the OSH Merger Agreement. Each selling shareholder's obligation to indemnify in this respect only applies to the extent that their respective liability has not been duly satisfied out of the escrow account. OHC indemnified CHS and the selling shareholders against all losses incurred arising out of (i) a breach of any warranties given by OHC and (ii) the IP Purchase Agreement (as defined below) (**IP Indemnity**).

The selling shareholders covenanted not to solicit any employees of OSH or any if its subsidiaries (or persons who were employees of such within the period of 6 months prior to the Completion Date) for a period of 5 years from the Completion Date. The selling shareholders also agreed with effect from the Completion Date not to disclose or use for their own benefit any trade secrets (including product formulae, recipes, know-how, techniques and technical information) of OSH and its subsidiaries (**Seller Covenants**).

IAWS guaranteed the due and punctual performance of OHC's obligations in respect of the IP Indemnity. OHC's liability under its guarantee of the IP Indemnity is limited to the purchase price paid by the purchaser under the IP Purchase Agreement.

16.2.2 ***IP Purchase Agreement***

IAWS Technology & Global Services Limited (**ITGSL**) entered into an Intellectual Property Purchase Agreement with Otis Spunkmeyer, Inc. (**OSI**) on 13 October 2006 (**IP Purchase Agreement**) pursuant to which ITGSL acquired certain intellectual property from OSI including all non-US copyrights, patents and trademarks owned by OSI and certain proprietary rights purchased by OSI under an asset purchase agreement made with Jeffrey McDonald, David Merkel and Merkel McDonald, Inc. dated 22 September 2005 (**Purchased IP**). OSI also granted ITGSL an exclusive licence (**Exclusive Licence**) for use in the world (excluding the USA) over the know-how of OSI including trade secrets, confidential business information, marketing plans, methods, recipes and ingredient lists (**Licensed Know-How**). ITGSL has the right to sublicense or permit the use of this know-how to third parties. The purchase price paid for the Licensed Know-How and the Purchased Assets was equivalent to their fair market value, as determined by an independent appraiser. The Exclusive Licence expires 99 years from the Completion Date. OSI provided certain warranties to ITGSL, including in relation to its title to the Purchased IP and the Licensed Know-How and its non-infringement of any third party's intellectual property rights as a result of its use of the Purchased IP and Licensed Know-How.

16.2.3 ***Management Exchange Agreement***

OHC, OSH, OSIAC and certain shareholders in OSH (**Managers**) entered into a Management Exchange Agreement on 13 October 2006 (**Management Exchange Agreement**). The Management Exchange Agreement provided for the Managers to be entitled to exchange a portion of their shareholding in OSH for interests in shares in OSIAC and an interest in the Instalment Payment Agreement (as defined below). In addition, the Management Exchange Agreement contained covenants from the Managers that from the Completion Date and until the earlier to occur of (i) OSH no longer conducting the business of manufacturing, marketing and distributing cookies, muffins and frozen bread dough and (ii) the second anniversary of the Completion Date, such Managers would not directly or indirectly engage or have an ownership interest (other than de minimis interests in listed companies) in any business which competes with OSH's business.

16.2.4 ***Instalment Payment Agreement***

OSH and the Managers entered into an Instalment Payment Agreement on 2 November 2006 which was amended and restated on 31 January 2008 (**Instalment Payment Agreement**) pursuant to which OSH agreed to make an aggregate cash payment of up to USD25 million (**Target Payment**) conditional upon the achievement specified financial targets by OSH for the fiscal years ended 31 July 2007 to 2011. If a change of control of IAWS or OSH that qualifies as a "change in control event" for the purposes of Section 409A of the U.S. Internal Revenue Code of 1986, as amended. (**Qualifying Change in Control**) occurs prior to payment of the Target Payment, USD20 million of the Target Payment shall be due and payable immediately following the occurrence of the Qualifying Change in Control. In addition, OSH has agreed to make cash payments to the Managers (totalling in aggregate USD1.9 million) on the earlier to occur of (i) 31 October 2010; and (ii) a Qualifying Change in Control.

16.3 **Origin IPO**

The following agreements were entered into by IAWS in connection with the Origin IPO:

16.3.1 ***Shared Services Agreement***

Shared Services Agreement dated 29 May 2007 between IAWS and Origin (Shared Services Agreement), whereby subject to the terms and conditions of the Shared Services Agreement, IAWS agreed to supply services or procure that services be supplied to such companies within the Origin group as may be specified by Origin. IAWS agreed to provide the relevant services to equivalent standards and exercise the same degree of care as is the case when executing equivalent functions on its own account.

IAWS is entitled to terminate the provision of one or more or all of the services which it is due to provide by delivery of a notice of termination to Origin giving not less than 6 months' notice of withdrawal of such services, given at any time following the expiration of 18 months from the date of the Shares Services Agreement save that, in the case of IT services, the relevant notice period is 18 months (given at any time following the expiration of 18 months from the date of the Shares Services Agreement). Termination may also arise on the occurrence of certain specified insolvency events.

The services to be provided by IAWS to Origin consist of financial reporting, internal audit, treasury services, taxation services, in-house legal and company secretarial services, information technology and the provision of serviced office facilities.

16.3.2 ***Deed of Counter Indemnity***

Deed of Counter Indemnity dated 29 May 2007 between IAWS and Origin (Deed of Counter Indemnity), whereby subject to the provisions of the Deed of Counter Indemnity, Origin, for itself and its group of companies, agreed to indemnify and hold harmless IAWS and its group of companies in respect of all and any obligations by way of guarantee, indemnity or like obligation (and howsoever described) undertaken by IAWS or any IAWS group company for the benefit of and/or at the request or direction of and/or with a view to support or secure or provide comfort in respect of the obligations of one or more of Origin and/or any of its group of companies.

16.3.3 ***Licence Agreement***

Licence Agreement dated 29 May 2007 between IAWS and Origin, (Licence Agreement), whereby subject to the provisions of the Licence Agreement IAWS agreed for itself and any relevant IAWS group company to permit Origin and any relevant Origin group company to continue to use certain IAWS trade marks and brands in connection with their respective businesses, on a royalty free basis, for a period of up to 3 years from the date of the Origin IPO.

16.4 **Financing Arrangements**

16.4.1 ***Facility Agreement***

By a facility agreement dated 13 November 2006 between, amongst others, The Governor and Company of the Bank of Ireland as agent, IAWS Finance Limited (IAWS FL), the members of IAWS Group named therein as borrowers (Borrowers) and guarantors and the financial institutions named therein as lenders (Lenders), the Lenders agreed to make a revolving loan facility in an amount of up to €600,000,000 available to IAWS FL and the other Borrowers to be used to repay certain then existing facilities and for the general corporate and working capital purposes of IAWS Group. The obligations of the Borrowers in respect of the facility are secured by guarantees given by various members of IAWS Group and by a share mortgage over the entire issued share capital of Blixen Limited (a member of IAWS Group). The facility expires on 13 November 2011 but it is intended that it will be replaced by the revolving credit facility (a description of which is provided at paragraph 16.4.2 below) upon completion of the Merger and the re-registration of IAWS as a private company.

16.4.2 ***Revolving Credit Facility***

A €795,000,000 revolving credit facility dated 19 June 2008 was entered into between; (1) ARYZTA AG as the borrower; (2) Bank of America Securities Limited, The Governor and Company of the Bank of Ireland and Ulster Bank Ireland Limited as mandated lead arrangers; (3) BoA Netherlands Cooperatieve U.A., The Governor and Company of the Bank of Ireland, BNP Paribas – Dublin Branch, Barclays Bank Ireland plc, Credit Suisse, Danske Bank A/S trading as National Irish Bank, Rabobank Ireland plc and Ulster Bank Ireland Limited as original lenders; and (4) The Governor and Company of the Bank of Ireland as Facility Agent and Security Agent. The €795,000,000 committed multi-currency facility is available to the group in the form of cash advances and letters of credit to be used for general corporate and working capital purposes of the group including the refinancing of certain existing facilities. The final maturity date is 5 years from the date of the Agreement

Interest is payable on the aggregate of (i) EURIBOR or LIBOR (as applicable), (ii) Margin (initially set at 0.60 per cent.) and (iii) Mandatory cost (being costs incurred by the Lender to compensate it for compliance with the requirements of any monetary regulatory authority i.e. the European Central Bank). An arrangement fee and participation fee were payable on execution of the facility and a commitment fee is payable on the undrawn and uncancelled amounts of the facility quarterly in arrears.

The agreement contains certain representations, undertakings and events of default normal for facilities of this type.

16.4.3 ***Guarantee Senior Note Facility***

A USD450,000,000 Guaranteed Senior Note Facility dated 13 June 2007 was entered into between (1) IAWS Finance Limited ("IAWS FPP") as the borrower and (2) the Noteholders. The USD450,000,000 facility was made available to the IAWS Group by way of a term loan with various maturity dates and interest rates as outlined in the following table;

Note Reference	*Amount USD (millions)*	*Maturity*	*Coupon Rate*
Series A	USD150m	June 13, 2014	5.72%
Series B	USD250m	June 13, 2017	5.86%
Series C	USD50m	June 13, 2019	5.96%
Summary	**USD450m**	**9.2 yrs**	**5.82%**

The proceeds of the notes were used to repay existing (at that time) financial indebtedness and general corporate purposes. The interest rate on the notes is fixed and interest is payable semi-annually in arrears.

The agreement contains certain representations, undertakings and events of default normal for facilities of this type. The obligations of IAWS FPP in respect of the notes are guaranteed by various members of the IAWS Group.

16.4.4 ***Origin Facility***

A €450,000,000 bank facility dated January 2008 (which is an amending and restating of Facilities Agreement dated May 2007) was entered into between (1) Origin Enterprises Public Limited Company, (2) Ulster Bank Ireland Limited as Mandated Lead Arranger (3) Ulster Bank Ireland Limited, The Governor and Company of the Bank of Ireland, Allied Irish Banks, p.l.c., Danske Bank A/S trading as National Irish Bank and Rabobank Ireland plc as Lenders and (4) Ulster Bank Ireland Limited as Agent and Security Trustee. The €450,000,000 facility is available to Origin Enterprises plc and its subsidiaries in the form of a Term Loan, Cash Advances and Bank Guarantees and can be used to repay certain inter company loans, finance the Masstock acquisition, general corporate purposes and to fund working capital requirements of the Origin Group. The amounts available under each Facility and respective maturity dates are outlined in the following table;

Facility Amount (in € millions)	*Facility Type*	*Maturity Date*	*With extension options exercised*
A – €115m	Committed	3rd May 2012	3rd May 2014
B – €85m	Committed	3rd May 2012	3rd May 2014
C – €100m	Committed	3rd May 2010	Facility A/B Maturity Date
D – €50m	Uncommitted*	3rd May 2012	3rd May 2014
E – €50m	Committed	3rd May 2012	3rd May 2014
F – €50m	Committed	3rd May 2010	3rd May 2012

*drawdown is at the sole discretion of the Lenders

Interest is payable on the aggregate of (i) Margin, (ii) EURIBOR or LIBOR (as applicable) and (iii) Associated cost (being costs incurred by the Lender to compensate it for compliance with the requirements of any monetary regulatory authority i.e. the

European Central Bank). An arrangement fee and participation fee were payable on execution of the facility and a commitment fee is payable on the undrawn and uncancelled amounts of the various facilities quarterly in arrears.

The agreement contains certain representations, undertakings and events of default normal for facilities of this type.

17 RELATED PARTY TRANSACTIONS

ARYZTA

Save as disclosed below, ARYZTA has not entered into any related party transactions during the period from its incorporation and 9 July 2008 (being the latest practicable Business Day prior to the publication of this Prospectus):

- Hiestand Merger Agreement
- Business Combination Agreement

No loans or guarantees to any member of the Board or auditors have been granted as of the date of this Prospectus.

IAWS

Save as disclosed in the financial information set out in Part 12 of this Prospectus (see note 32 to the financial statements for the year ended 31 July 2006 and note 33 to the financial statements for the years ended 31 July 2007) IAWS has not entered into any related party transactions during the financial years ended on 31 July 2005, 2006, 2007. During the period to 9 July 2008 (being the latest period prior to the publication of this Prospectus) IAWS entered into the following related party transactions.

	€'000
Sale of goods	40,844
Purchase of goods	7,328
Provision of services	72
Receipt of services	3,908

The above transactions were conducted at arm's length primarily with associates of the IAWS Group, in the normal course of business.

No loans or guarantees to any member of the Board or auditors have been granted as of the date of this Prospectus.

Hiestand

Save as disclosed herein and in the financial information set out in Part 12 of this Prospectus (see note 2.30 to the financial statements for the year ended 31 December 2005, note 2.30 to the financial statements for the year ended 31 December 2006, and note 2.30 to the financial statements for the years ended 31 December 2007) Hiestand has not entered into any related party transactions during the financial years ended on 31 December 2005, 2006, 2007 and during the period to 9 July 2008 (being the latest period prior to the publication of this Prospectus).

In the reporting period of January 2008 to June 2008, a member of the executive board of Hiestand was granted a loan amounting to CHF12,000. Except for this loan, Hiestand has not granted any other loans to present or former members of the Hiestand Board, or to the group executive committee of Hiestand or any persons related to them, or waived any rights to accounts due from such persons.

18 TAKEOVERS

18.1 Mandatory Tender Offer

Pursuant to the applicable provisions of the SESTA, a person who acquires equity securities of a Swiss listed company, whether directly, indirectly or acting in concert with third parties, which, when added to the shares already held in the company, exceed the threshold of 33 per cent. of the company's voting rights (whether exercisable or not), must make an offer to acquire all of the listed shares of such company.

There is no obligation to make a tender offer under the foregoing rules if the voting rights in questions are acquired as a result of a gift, succession or partition of an estate, a transfer based upon matrimonial property law, or execution proceedings.

18.2 Cancellation of Remaining Equity Securities and Squeeze-out Merger

Under Swiss law, any offeror who has made a tender offer for the shares of a listed Swiss target company, and who, as a result of such offer, holds more than 98 per cent. of the voting rights of the target company, may petition the court to cancel the remaining equity securities. The corresponding petition must be filed against the target company within 3 months after the expiration of the offer period. The remaining shareholders may join in the proceedings. If the court orders cancellation of the remaining equity securities, the target company will reissue the equity securities and deliver such securities to the offeror against performance of the offer for the benefit of the holders of the cancelled equity securities.

The Swiss Merger Law dated 3 October 2003, as amended, allows a squeeze-out of minority shareholders by way of a squeeze-out merger. To the extent that at least 90 per cent. of the shareholders of the target company consent, the target company can be merged into the surviving company and the minority shareholders of the target company can be cashed out or receive another kind of consideration instead of receiving shares in the surviving company (squeeze-out merger). It is unclear and disputed whether the 90 per cent. approval relates to the total number of votes represented by all shares outstanding or to the total number of shareholders entitled to vote.

18.3 Merger Control Legislation

Under the Swiss Cartel Law dated 6 October 1995, as amended, the Competition Commission must be notified of intended combinations of enterprises prior to the consummation of the same, if during the business year preceding the combination (1) the participating enterprises had an aggregate turnover of at least 2 billion Swiss Francs, or a turnover in Switzerland of at least 500 million Swiss Francs each; and (2) at least two of the participating enterprises had a turnover in Switzerland of at least 100 million Swiss Francs each.

19 CONSENTS

KPMG Chartered Accountants whose office is at 1 Stokes Place, St Stephen's Green, Dublin 2, Ireland is a partnership whose partners are members of the Institute of Chartered Accountants in Ireland. KPMG Chartered Accountants has given and has not withdrawn its written consent to the inclusion of its reports set out in Part I Section B, Part III Section A, Part IV Section A and Part IV Section B of Part 12 in the form and context in which they are respectively included and has authorised the contents of its reports.

Davy, which is regulated by the Financial Regulator, has given and has not withdrawn its written consent to the issue of this Prospectus with the inclusion herein of the references to its name in the form and context in which it appears.

Credit Suisse, which is regulated by the Swiss Federal Banking Commission, has given and has not withdrawn its written consent to the issue of this Prospectus with the inclusion herein of the references to its name in the form and context in which it appears.

20 MARKET PRICE INFORMATION

The following table depicts the price development of IAWS Shares and Hiestand Shares during the last three calendar years and during the period from 1 January 2008 up to, and including, 9 July 2008 (being the latest practicable date).

	IAWS Shares (€)		*Hiestand Shares (CHF)*	
	High	*Low*	*High*	*Low*
1 Jan 08 – 9 July 08	16.75	12.14	2,830	1,445
1 Jan 07 – 31 Dec 07	19.56	13.95	2,759	1,420
1 Jan 06 – 31 Dec 06	19.55	12.50	1,417	1,005
1 Jan 05 – 31 Dec 05	12.60	11.00	1,132	850

21 LISTING AGENT

In accordance with art. 50 of the SWX Listing Rules, Credit Suisse being recognised as an expert by the Admission Board of the SWX, has filed on behalf of ARYZTA, an application for the listing of the ARYZTA Shares on the SWX.

22 FEES AND EXPENSES

The total third party expenses of, or incidental to, the Merger and Admission payable by the Enlarged Group are estimated to be approximately €30 million (excluding VAT).

23 Settlement and Depository Interests

ARYZTA will apply for the ARYZTA Shares to be settled in SIS with effect from Admission. Temporary documents of title will not be issued.

Issue of Depository Interests representing entitlements

Trades in ARYZTA Shares, because they are Swiss securities, cannot be settled within CREST, the usual UK and Ireland electronic settlement system. Furthermore, opening a shareholding account with a depository financial institution which is a participant in SIS (directly or indirectly via a custodian) and trading the ARYZTA Shares through SIS may involve a number of unfamiliar formalities for certain Irish, UK and other investors. Therefore, in order to facilitate trading of the ARYZTA Shares through CREST, ARYZTA intends that the ARYZTA Shares will initially be delivered, held and settled in CREST by means of the issue of Depository Interests, as described below.

Under the proposed arrangements, Capita IRG Trustees Limited will issue dematerialised depository interests representing entitlements to ARYZTA Shares ("**Depository Interests**" or "**DIs**"). Depository Interests may be held, transferred and settled solely within CREST, but ARYZTA DI holders, in cancelling their Depository Interests, are able to deliver their underlying shares to a depository financial institution which is a participant in the relevant settlement system SIS (directly or indirectly via a custodian). Upon the issue of Depository Interests, IAWS Shareholders who currently hold IAWS Shares in CREST will therefore not be the direct holders of the ARYZTA Shares to which they are entitled as a result of the implementation of the Scheme. The direct holder of such ARYZTA Shares will be Capita IRG Trustees Limited's custodian. However, ownership of Depository Interests will represent each IAWS Shareholder's entitlement to such ARYZTA Shares, as described below.

As described in more detail in the Section headed, "Rights attaching to Depository Interests", a holder of Depository Interests will, at his option, be able to effect the cancellation of his Depository Interests in CREST in order to hold his underlying ARYZTA Shares directly (upon sending an instruction to Capita IRG Trustees Limited to that effect (via the corporate nominee in the case of a holder via the corporate nominee facility described below) and will be entitled to arrange for the transfer of his ARYZTA Shares (as represented by his holding of Depository Interests) into a shareholding account with a depository financial institution which is a participant in SIS (directly or indirectly via a custodian).

The terms and conditions upon which the Depository Interests are issued and held in CREST will be set out in a trust deed poll to be executed by Capita IRG Trustees Limited on or prior to the Effective Date.

Where an IAWS Shareholder holds his IAWS Shares in certificated form at the Scheme Record Time (if for example he does not have access to an account in CREST), ARYZTA will arrange for Capita IRG Trustees Limited to hold Depository Interests (via its nominee) in CREST as a corporate nominee on behalf of such IAWS Shareholder. The terms and conditions of these arrangements will be sent to all IAWS Shareholders who hold IAWS Shares in certificated form not less than 14 days prior to the Effective Date. It will be necessary for an IAWS Shareholder who holds IAWS Shares in certificated form to agree to these terms and conditions prior to the Effective Date in order for Capita IRG Trustees Limited (via its nominee) to hold Depository Interests in CREST on his behalf. Capita IRG Trustees Limited will provide its corporate nominee services to IAWS Shareholders who have so agreed to the terms and conditions of their appointment, further details of which services will be provided to IAWS Shareholders together with the terms and conditions of appointment. IAWS Shareholders located in certain jurisdictions will not be eligible to participate in these corporate nominee arrangements. A list of the jurisdictions from which IAWS Shareholders may participate in these corporate nominee arrangements ("**Eligible Jurisdictions**") will be set out in the terms and conditions of appointment.

In the event that an IAWS Shareholder who holds his IAWS Shares in certificated form does not agree to the terms and conditions of the corporate nominee arrangements prior to the Effective Date (or is not located in an Eligible Jurisdiction), the ARYZTA Shares to which such IAWS Shareholder is entitled under the Scheme will be held by Capita Trust Company Limited in the form of Depository Interests on trust for such IAWS Shareholder. The corporate nominee services to be provided by Capita IRG Trustees Limited as referred to above will not be provided to those IAWS Shareholders who hold Depository Interests under such trust arrangements. The relevant IAWS Shareholder may, however, subsequently direct Capita Trust Company Limited either (i) (if located in an Eligible Jurisdiction) that he wishes to hold entitlement to ARYZTA shares through the corporate nominee facility and agrees to the terms and conditions of such facility, or (ii) that he wishes to arrange for the transfer of his ARYZTA Shares into a shareholding account with a depository financial institution which is a participant in SIS (directly or indirectly via a custodian). However, unless and until such a direction is given, Capita Trust Company Limited will continue to hold Depository Interests on trust for the relevant shareholder.

Normal CREST procedures (including timings) apply in relation to any IAWS Shares that are, or are to be, converted from uncertificated to certificated form (rematerialisation), or from certificated to uncertificated form (dematerialisation), prior to the Effective Date (whether any such conversion arises as a result of a transfer of IAWS Shares or otherwise). Holders of IAWS Shares who are proposing to convert any such IAWS Shares are recommended to ensure that such conversions have been completed prior to the Scheme Record Time.

Settlement

On the Effective Date, ARYZTA shall deliver to Capita IRG Trustees Limited's custodian such ARYZTA Shares as are required to be delivered to give effect to the Scheme, for the persons entitled to such ARYZTA Shares and to be settled as set out below.

As a result, Capita IRG Trustees Limited's custodian will be the first holder of the ARYZTA Shares to which the Scheme Shareholders are entitled. Shortly following the aforementioned steps having been taken, Capita IRG Trustees Limited shall:

- in the case of Scheme Shares which at the Scheme Record Time are in certificated form and provided that the relevant Scheme Shareholder is located in an Eligible Jurisdiction and has agreed to the terms and conditions of such arrangements, issue Depository Interests to Capita IRG Trustees Limited's nominee to be held for such Scheme Shareholders and shall thereupon, as soon as reasonably practicable, and in any event no later than the fourteenth day following the Effective Date, deliver (or procure the delivery on its behalf of) a statement of entitlement detailing the relevant Scheme Shareholder's entitlement to Depository Interests;
- in the case of Scheme Shares which at the Scheme Record Time are in certificated form and where the relevant Scheme Shareholder is not located in an Eligible Jurisdiction and/or has not agreed to the terms and conditions of the corporate nominee arrangements, issue Depository Interests to Capita Trust Company Limited, who will hold such Depository Interests on trust for the relevant Scheme Shareholders. The terms of the trust will be set out in a deed to be executed by Capita Trust Company Limited and the relevant Scheme Shareholder's Depository Interests under the trust will be subject to such terms; and
- in the case of Scheme Shares which at the Scheme Record Time are in uncertificated form in CREST, issue and deliver through CREST (to the stock account in CREST in which each such Scheme Shareholder held Scheme Shares) such Scheme Shareholder's entitlement to Depository Interests as soon as reasonably practicable, and in any event no later than the fourteenth day following the Effective Date.

Rights attaching to Depository Interests

The holders of Depository Interests will have a beneficial entitlement to the ARYZTA Shares to which they are entitled under the Scheme but will not be the direct holders thereof. Accordingly, the holders of Depository Interests will be able to exercise the rights relating to the ARYZTA Shares only via Capita IRG Trustees Limited and not directly against ARYZTA.

ARYZTA intends that, in order to allow the holders of Depository Interests to exercise rights relating to the ARYZTA Shares, prior to the Effective Date it will enter into arrangements pursuant to which it will procure that, with effect from the Effective Date, all holders of Depository Interests (including those held via the corporate nominee facility) will:

- Receive notices, in English, of all shareholders meetings of ARYZTA;
- Be able to give directions as to voting at all shareholders meetings of ARYZTA, provided that the relevant shares have been recorded as shares with voting rights in ARYZTA's share register;
- Have made available to them and will be sent at their request copies of the annual report and accounts of ARYZTA and all of the documents issued by ARYZTA to the holders of ARYZTA Shares (in each case, in English);
- Be treated in the same manner as the holders of ARYZTA Shares in respect of all other rights attaching to ARYZTA Shares, so far as is reasonably practicable taking into account the nature of their rights as holders of Depository Interests,

in each case, so far as possible in accordance with applicable law and regulations.

To the extent permissible under applicable law and regulations and to the extent reasonably practicable, ARYZTA may also make arrangements to allow the holders of Depository Interests (including those held via the corporate nominee facility) to attend shareholder meetings of ARYZTA.

Any amounts in respect of dividends paid by ARYZTA on ARYZTA Shares represented by Depository Interests will be paid by Capita IRG Trustees Limited to the holders of Depository Interests in Euro.

All IAWS Shareholders who hold their shares in certificated form will be sent, prior to the Effective Date, terms and conditions of the corporate nominee arrangements. It will be necessary for IAWS Shareholders who hold their shares in certificated form to agree to these terms and conditions by returning the Form of Acknowledgement to Capita IRG Trustees Limited in advance of the Effective Date in order for the corporate nominee to hold Depository Interests in CREST on their behalf.

24 CLEARING CODES/AUTHORISATIONS

24.1 The SWX and ISE Ticker Symbols, the Swiss Security Number (*Valorennummer*), International Security Identification Number (ISIN) and Common Code are as follows:

SWX Ticker Symbol:	ARYN
ISE Ticker Symbol:	YZA
Swiss Security Number (*Valorennummer*):	4 323 836
International Security Identification Number (ISIN)	CH 004 323836 6
Common Code:	037252298

This Prospectus, as well as the application for listing the ARYZTA Shares, were approved by the Board on 8 July 2008.

25 PAYING AGENT

As long as the ARYZTA Shares are listed on the SWX, ARYZTA will maintain a principal paying agent (*Hauptzahlstelle*) in Switzerland. The principal paying agent for the ARYZTA Shares in Switzerland is Credit Suisse.

26 NOTICES

The Articles of Association provide that notices by the Company to its shareholders shall be made by publication in the Swiss Official Gazette of Commerce (*Schweizerisches Handelsamtsblatt*). Notices required under the SWX Listing Rules will be announced via the electronic media and, if required, published in German and French newspapers in Switzerland, which are expected to be the Neue Zürcher Zeitung and Le Temps. Notices required under the Listing Rules of the Irish Stock Exchange will be made via a Regulatory Information Service (being one of the services set out in Schedule 12 of Appendix 2 of the Listing Rules).

27 BUSINESS PROSPECTS

Other than as disclosed in Part 1 (Summary), Part 2 (Risk Factors), Part 4 (Information on the Enlarged Group), Part 7 (Operating and Financial Review Relating to IAWS) and Part 8 (Operating and Financial Review Relating to Hiestand) of this Prospectus, there are no known trends, commitments or events that are reasonably likely to have a material effect on the Enlarged Group's prospects for the current financial year.

28 DOCUMENTS AVAILABLE FOR INSPECTION

28.1 Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of Matheson Ormsby Prentice Solicitors, 70 Sir John Rogerson's Quay, Dublin 2 up to Completion:

28.1.1 the Articles of Association;

28.1.2 the reports by KPMG set out in Part 12 (Index to Financial Information) of this Prospectus;

28.1.3 the Accountant's Report by KPMG Chartered Accountants on ARYZTA referred to in Part III Section A of Part 12 (Index to Financial Information) of this Prospectus;

28.1.4 the Accountant's Report by KPMG Chartered Accountants on the unaudited Pro Forma condensed financial information for the 12 months ended 31 July 2007 referred to in Part IV Section A of Part 12 (Index to Financial Information) of this Prospectus;

28.1.5 the Assurance report by KPMG Chartered Accountants on the unaudited Pro Forma condensed financial information for the twelve months ended 31 July 2007 referred to in Part IV Section A of Part 12 (Index to Financial Information) of this Prospectus;

28.1.6 the Accountant's Report by KPMG Chartered Accountants on the unaudited Pro Forma condensed financial information for the 6 month period ended 31 January 2008 referred to in Part IV Section B of Part 12 (Index to Financial Information) of this Prospectus;

28.1.7 the Assurance report by KPMG Chartered Accountants on the unaudited Pro Forma condensed financial information for the six month period ended 31 January 2008 referred to in Part IV Section B of Part 12 (Index to Financial Information) of this Prospectus;

28.1.8 the Accountant's Report by KPMG Chartered Accountants on the Profit Forecast prepared by the directors of IAWS Group referred to in Part I Section B of Part 12 (Index to Financial Information) of this Prospectus;

28.1.9 the historical financial information for IAWS as at and for the 3 years ended 31 July 2005, 2006 and 2007;

28.1.10 the audited historical financial information for Hiestand as at and for the 3 years ended 31 December 2005, 2006 and 2007;

28.1.11 Unaudited consolidated interim results relating to IAWS for the six months ended 31 January 2008;

28.1.12 the consent letters referred to in paragraph 19 above;

28.1.13 the Scheme Document; and

28.1.14 this Prospectus.

Dated: 11 July 2008

PART 10

DEFINITIONS

The following definitions apply throughout this Prospectus unless the context requires otherwise:

"Acquisition"	the recommended acquisition of IAWS by ARYZTA to be implemented by way of the Scheme;
"Act"	the Companies Act 1963 of Ireland;
"Admission"	the admission of ARYZTA Shares to: (1) listing on the main segment of the SWX Swiss Exchange; (2) listing on the Official List of the Irish Stock Exchange and to trading on its regulated market;
"Articles" or **"Articles of Association"**	the articles of association of the Company in effect at the time of Admission;
"ARYZTA" or the **"Company"**	ARYZTA AG, a company incorporated in Switzerland with registered number CH-020.3.032.251-9;
"ARYZTA EGM"	the extraordinary General Meeting to be convened by ARYZTA for the purposes of approving the capital increase required to facilitate the issue of the ARYZTA Shares required to be allotted in connection with the Merger and the resultant amendments to the Articles of Association;
"ARYZTA Group"	in respect of the period from the date of this document to Completion, ARYTZA, and in respect of the period following Completion, the Enlarged Group;
"ARYZTA LTIP"	the ARYZTA Long Term Incentive Plan 2008, more particularly described in paragraph 10 of Part 9 (Additional Information);
"ARYZTA Shareholders" or **"Shareholders"**	the holders of ARYZTA Shares from time to time and each an "ARYZTA Shareholder" or "Shareholder";
"ARYZTA Shares" or **"the Shares"**	the registered shares of CHF0.02 each in the capital of the Company;
"Assumptions"	the bases and assumptions set out on pages 23 and 24 (Bases and Assumptions) of this Prospectus;
"Awards"	awards of convertible shares in the capital of IAWS granted pursuant to the Matching Awards Scheme or the IAWS EEPS;
"Board"	the board of directors of the Company from time to time;
"BIK"	benefits-in-kind;
"Business Day"	a day, other than a Saturday or a Sunday, on which clearing banks are normally open for business in Dublin and Zurich and on which the Irish Stock Exchange and the SWX Swiss Exchange are open for transaction of business;
"Business Combination Agreement"	the business combination agreement relating to the implementation of the Merger entered into between IAWS, Hiestand and ARYZTA on 7 June 2008, as more particularly described in paragraph 16.1.2 of Part 9 (Additional Information);
"CHF" or **"Swiss francs"**	Swiss francs, the lawful currency of Switzerland;
"CHS"	means Code, Hennessey & Simmons IV L.P., a Delaware limited partnership;
"CO"	Swiss Code of Obligations;
"Completion"	completion of the Merger;
"Conditions"	the conditions to implementation of the Merger which are summarised in paragraph 6 of Part 5 (Information on the Merger);

"conditional share capital"	a provision in the articles of association which allows a company to issue up to a defined number of new shares to the holders of options and other convertible instruments whenever the corresponding conversion rights or other entitlements have been exercised. As the shares are issued in single steps over time, SWX allows companies to list the conditional share capital as such (although the shares are not yet issued) so that the new shares whenever created out of conditional capital are deemed listed;
"Court"	the High Court of Ireland;
"Court Hearing"	the hearing by the Court of the petition to sanction the Scheme under Section 201 of the Act and to confirm the associated Reduction of Capital pursuant to Sections 72 and 74 of the Act;
"Court Meeting"	the meeting of Scheme Shareholders convened by order of the Court dated 30 June 2008 pursuant to Section 201 of the Act to be held on 24 July 2008 and to consider, and if thought fit, approve the Scheme (with or without amendment), and any adjournment thereof;
"CREST"	the relevant system (as defined in the Uncertificated Securities Regulations), enabling title to securities to be evidenced and transferred in dematerialised form operated by Euroclear UK & Ireland Limited;
"Davy"	J&E Davy, trading as Davy, including its affiliate Davy Corporate Finance and any other affiliates, or any of its subsidiary undertakings;
"Depository interests" or **"DIs"**	has the meaning given to that term in paragraph 23 of Part 9;
"Directors"	the persons who have authorised themselves to be named in this document as directors of the Company, whose names are set out on page 13 of this Prospectus;
"EBITA"	earnings prior to deduction of interest, tax and amortization;
"EBITDA"	earnings prior to deduction of interest, tax, depreciation and amortization;
"EEA"	the European Economic Area, being the 27 member states of the EU plus Iceland, Liechtenstein and Norway;
"EEPS Proposal"	the proposal to be made to IAWS EEPS Participants in connection with the Scheme;
"Effective Date"	the date upon which the Scheme becomes effective in accordance with its terms, which is expected to be 21 August 2008;
"EIRP"	Employee Incentive Retention Plan;
"Enlarged Group"	the group of companies comprising ARYZTA, IAWS, Hiestand, their subsidiaries and subsidiary undertakings following completion of the Merger;
"EPS"	earnings per share;
"EU" or **"European Union"**	the European Union;
"EUR", **"€"** or **"euro"**	the single currency of member states of the European Union that have adopted the Euro as their currency in accordance with legislation of the European Union relating to European Economic and Monetary Union;
"Euromonitor"	Euromonitor International, 60-61 Britton Street, London EC1M 5UX, UK;
"Euro Zone Core CPI"	a measure of the average change in prices in the Euro zone over time in a fixed market basket of goods and services typically purchased by consumers;
"Executive Directors"	Owen Killian, Patrick McEniff, Hugo Kane;

"Exchange Ratios"	the ratios which the number of ARYZTA Shares offered to IAWS Shareholders and Hiestand Shareholders bears to the numbers of IAWS Shares and Hiestand Shares held by them respectively;
"Financial Regulator"	the Irish Financial Services Regulatory Authority;
"Financial Regulator's Transparency Rules"	the Financial Regulator's Interim Transparency Rules of June 2007;
"FSMA"	the Financial Services and Markets Act 2000;
"Fully Diluted Basis"	the issued share capital of ARYZTA following Completion assuming the issue of ARYZTA Shares to the IAWS Option Holders and the IAWS EEPS Participants on the basis that the Option Proposal and the EEPS Proposal, respectively are accepted in full;
"General Meeting"	a general meeting (whether ordinary or extraordinary) of the Company;
"GIRA"	GIRA Consultancy and Research, 13 chemin du Levant, 01201 Ferney-Voltaire, France;
"Group Company"	any company forming part of the Enlarged Group;
"Hiestand"	Hiestand Holding AG, a public limited company incorporated in Switzerland with registered number CH-400.3.016.148-8;
"Hiestand Board"	the board of directors of Hiestand;
"Hiestand EGM"	the extraordinary general meeting to be convened by Hiestand for the purposes of approving the Hiestand Merger;
"Hiestand Group"	Hiestand, its subsidiaries and subsidiary undertakings;
"Hiestand Merger"	the proposed absorption of Hiestand by ARYZTA pursuant to the Swiss Merger Act with such merger to be implemented in accordance with the Hiestand Merger Agreement;
"Hiestand Merger Agreement"	the agreement entered into between Hiestand and ARYZTA on 7 June 2008 setting out the terms of the Hiestand Merger, as more particularly described in paragraph 16.1.3 of Part 9 (Additional Information);
"Hiestand Shares"	the registered shares of CHF1.00 each in the capital of Hiestand;
"Hiestand Shareholders"	the holders of the Hiestand Shares including, where the context requires, the holders of beneficial interests in Hiestand Shares;
"IAWS"	IAWS Group plc, a public limited company incorporated in Ireland with registered number 132287;
"IAWS Board"	the board of directors of IAWS;
"IAWS Convertible Securities"	Awards under the IAWS Matching Awards Scheme and the IAWS EEPS and the IAWS Options;
"IAWS EEPS"	a long term incentive plan effected under the employee equity participation benefit provisions of the IAWS LTIP 2006;
"IAWS EEPS Participants"	holders of IAWS Convertible Securities issued under the IAWS EEPS;
"IAWS EGM"	the extraordinary general meeting of IAWS Shareholders convened in connection with the Scheme to be held on 24 July 2008 (and any adjournment thereof), notice of which is set out in appendix 2 of the Scheme Document;
"IAWS Group"	IAWS, its subsidiaries and subsidiary undertakings;
"IAWS LTIP 2006"	a long term incentive plan adopted by resolution passed at the annual general meeting of IAWS on 4 December 2006 and amended by resolution of the remuneration committee of the IAWS Board on 24 July 2007;

"IAWS Matching Awards Scheme"	a long term incentive plan effected under the matching award provisions of the IAWS LTIP 2006;
"IAWS Options"	options to subscribe for IAWS Shares granted pursuant to the 1997 Share Option Plan of IAWS;
"IAWS Option Holders"	holders of IAWS Options;
"IAWS Resolution"	the resolution set out in the notice of the IAWS EGM contained at appendix 2 of the Scheme Document;
"IAWS Shareholders"	holders of IAWS Shares including, where the context requires, holders of beneficial interests in IAWS Shares;
"IAWS Shares"	the ordinary shares of €0.30 each issued in the capital of IAWS;
"Irish Takeover Rules"	the Irish Takeover Panel Act 1997, Takeover Rules 2007 and the Irish Takeover Panel Act 1997, Substantial Acquisition Rules 2007;
"IFRS"	International Financial Reporting Standards;
"Instalment Payment Agreement"	has the meaning ascribed thereto in paragraph 16.2.4 of Part 9 (Additional Information);
"IP Purchase Agreement"	has the meaning ascribed thereto in paragraph 16.2.2 of Part 9 (Additional Information);
"Ireland"	the island of Ireland excluding Northern Ireland, and the word "Irish" shall be construed accordingly;
"Irish GAAP"	generally accepted accounting principles in Ireland;
"Irish Stock Exchange"	the Irish Stock Exchange Limited;
"Irish Takeover Panel" or "Panel"	the Irish Takeover Panel, established under the Irish Takeover Panel Act, 1997 of Ireland;
"ISIN"	the International Securities Identification Number;
"La Brea Bakery"	the business operated by La Brea Bakery, Inc, its subsidiaries and subsidiary undertakings;
"Lion Capital"	Lion/Hotel Dutch 1 B.V. a private company incorporated under the laws of the Netherlands;
"Lion SPA"	the share purchase agreement entered into between IAWS and Lion Capital dated 7 June 2008 pursuant to which IAWS, subject to the satisfaction of certain conditions agreed to purchase 170,000 Hiestand Shares from Lion Capital, as more particularly described in paragraph 16.1.1 of Part 9 (Additional Information);
"Listing Rules"	the listing rules issued by the Irish Stock Exchange;
"Management Exchange Agreement"	has the meaning ascribed thereto in paragraph 16.2.3 of Part 9 (Additional Information);
"Merger"	the merger of IAWS and Hiestand to be effected by way of the Acquisition and the Hiestand Merger;
"Non-Executive Directors"	the Directors other than the Executive Directors;
"OHC"	OSI Holdings Corporation, a Delaware corporation;
"Option Proposal"	the proposal to be made to IAWS Option Holders in connection with the Scheme;
"Origin"	Origin Enterprises plc, a public limited company incorporated under the laws of Ireland;
"Origin IPO"	the admission of the ordinary share capital of Origin to trading on the IEX market of the Irish Stock Exchange and the AIM market of the London Stock Exchange, which occurred on 5 June 2007;
"Origin Plan"	has the meaning ascribed thereto in paragraph 5.3.6 of Part 7;
"OSH"	Otis Spunkmeyer Holdings, Inc., a Delaware corporation;

"OSH Merger Agreement"	the Agreement and Plan of Merger entered into by and between OSH, OHC, OSIAC , IAWS and CHS on 13 October 2006, more particularly described in paragraph 16.2.1 of Part 9 (Additional Information) of this Prospectus;
"OSIAC"	means OSI Acquisition Corporation, a Delaware corporation;
"Otis Spunkmeyer"	the business operated by OSH, its subsidiaries and subsidiary undertakings;
"Otis Spunkmeyer Acquisition"	the transactions described in paragraph 16.2 of Part 9 (Additional Information) pursuant to which OHC acquired OSH by way of merger;
"Prospectus" or **"this document"**	this document comprising a Prospectus issued by the Company relating to and approved by and filed with the Financial Regulator in accordance with the Prospectus Directive and the Prospectus Regulations 2005;
"Prospectus Directive"	Directive 2003/71/EC;
"Prospectus Regulations"	the Prospectus (Directive 2003/71/EC) Regulations 2005 of Ireland;
"Qualified Majority"	a majority of two thirds of the votes represented and the absolute majority of the par value of shares represented at a General Meeting;
"Reduction of Capital"	the proposed reduction of the ordinary share capital of IAWS provided for by the Scheme under Sections 72 and 74 of the Act;
"Regulatory Information Service"	any of the services set out in Schedule 12 of Appendix 2 of the Listing Rules of the Irish Stock Exchange or the Companies Announcements Office of the Irish Stock Exchange;
"Restricted Jurisdiction"	Canada, Australia, Japan or any other jurisdiction which in, into, or into from, it would be unlawful to offer, solicit an offer, sell, or deliver, directly or indirectly, ARYZTA Shares;
"SBFD"	SBFD Holding Company, a corporation incorporated under the laws of Delaware;
"Scheme"	the proposed scheme of arrangement, as described in the Scheme Document, pursuant to Section 201 of the Act and the proposed Reduction of Capital under Sections 72 and 74 of the Act with, or subject to, any modifications, addition or condition approved by the Court and agreed by IAWS and ARYZTA;
"Scheme Document"	the document dated 30 June 2008 sent to IAWS Shareholders which contains, among other things, the explanatory statement, the terms and conditions of the Scheme and the notices convening the Court Meeting and the IAWS EGM;
"Scheme Record Time"	6:00pm on the last Business Day before the Effective Date;
"Scheme Shareholders"	the holders of Scheme Shares;
"Scheme Shares"	the IAWS Shares in issue at the date of the Scheme Document and those (if any); issued after the date of the Scheme Document and before the Scheme Record Time;
"SEC"	the US Securities and Exchange Commission;
"SESTA"	Swiss Federal Act on Stock Exchanges and Securities Trading;
"SIS"	SIS SegaInterSettle AG, enabling title to securities to be evidenced and transferred in dematerialised form;
"subsidiary"	has the meaning given to such term in Section 155 of the Act;
"subsidiary undertaking"	has the meaning given to such expression by Regulation 4 of the European Communities (Companies: Group Accounts) Regulations 1992 (SI 1992 No. 201) of Ireland;
"Switzerland"	the Swiss Confederation;

"Swiss Merger Law" or **"Swiss Merger Act"**	the Swiss Federal Act on Merger, Demerger, Conversion and Transfer of Assets;
"SWX"	the SWX Swiss Exchange AG;
"SWX Listing Rules"	the SWX Swiss Exchange Listing Rules;
"Tarest"	Tarest Limited, a company incorporated under the laws of Ireland;
"Tim Hortons"	Tim Hortons, Inc;
"Trading Day"	any day (other than a Saturday or Sunday) on which the relevant exchange is open for business and ARYZTA Shares may be dealt on it;
"Transparency Regulations of Ireland"	the Transparency (Directive 2004/109/EC) Regulations 2007 of Ireland;
"UK Listing Authority"	the UK Listing Authority, being the Financial Services Authority acting as the competent authority for the purposes of Part VI of the FSMA;
"Uncertificated Securities Regulations"	the Companies Act 1990 (Uncertificated Securities) Regulations 1996 (SI No. 68 of 1996) of Ireland, as amended;
"US" or **"USA"** or **"United States"**	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia;
"US Exchange Act"	the US Securities Exchange Act of 1934, as amended , and the rules and regulations promulgated thereunder;
"US Securities Act"	the US Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and
"Voting Record Time"	6.00pm on the day which is two days before the date of the Court Meeting and the IAWS EGM or, if any of such meetings are adjourned, 6:00pm on the second day before the time set for the adjourned meeting.

PART 11

GLOSSARY

The following is a glossary of certain business related terms used in this Prospectus:

Term	*Meaning*
"ambient food"	food which can be stored for long periods at ambient temperature without chilling or refrigeration;
"bake-off"	bread or bakery products, either half-baked or frozen, which require a brief final stage of baking or heating;
"B2B"	business to business;
"DSD"	direct store delivery;
"food service"	those markets such as restaurants and coffee shops where catered food is provided to consumers;
"MDP"	a process where either the atmosphere within a package is removed entirely or the atmosphere is altered;
"par baked"	breads that are partially baked and then frozen before being transported to customers;
"retail market"	those markets such as convenience stores and supermarkets, which provide food products to consumers;
"sweet baked goods"	baked products such as cookies, muffins and pastries; and
"value-added concepts"	additional services offered by ARYZTA to customers e.g., display units, merchandising material and also ovens and training in their use together with a sales support system and 24 hour delivery service.

PART 12

INDEX TO FINANCIAL INFORMATION

PART I

FINANCIAL INFORMATION ON IAWS GROUP, PLC

This Part I contains:

- Section A: Unaudited consolidated interim results relating to IAWS for the six months ended 31 January 2008.
- Section B: Accountant's report on a profit forecast for IAWS for the year ending 31 July 2008 for the purposes of the European Union Prospectus Directive.
- Section C: Historical consolidated financial information relating to IAWS for the two years ended 31 July 2007.
- Section D: Historical consolidated financial information relating to IAWS for the two years ended 31 July 2006.

SECTION A

UNAUDITED CONSOLIDATED INTERIM RESULTS RELATING TO IAWS GROUP, PLC FOR THE SIX MONTHS ENDED 31 JANUARY 2008

The financial information presented in this Part I Section A, has been extracted without material adjustment from pages 7 to 20 of the Interim Results Announcement of IAWS Group plc. The financial information has been prepared in accordance with the accounting policies set out in the IAWS Group plc consolidated financial statements for the year ended 31 July 2007 which were prepared in accordance with International Financial Reporting Standards as endorsed by the European Commission. The Interim Results Announcement of IAWS Group plc was published on 10 March 2008.

IAWS Group plc

Consolidated interim income statement
for the six months ended 31 January 2008

	Six months ended 31 January 2008 €'000 (Unaudited)	*Six months ended 31 January 2007 €'000 (Unaudited)*	*Year ended 31 July 2007 €'000 (Audited)*
Revenue	1,127,473	838,456	1,907,619
Cost of sales	(842,277)	(645,611)	(1,416,507)
Gross profit	285,196	192,845	491,112
Distribution, administration and other expenses	(202,987)	(135,503)	(344,664)
Operating profit before amortisation and exceptional items	82,209	57,342	146,448
Intangible amortisation	(9,241)	(6,757)	(15,927)
Exceptional items	—	—	22,732
Operating profit	72,968	50,585	153,253
Share of profit of associates and joint venture	13,382	12,998	26,656
Profit before financing costs	86,350	63,583	179,909
Financing costs	(17,132)	(14,297)	(30,099)
Profit before tax	69,218	49,286	149,810
Income tax	(10,262)	(6,491)	(26,337)
Profit for the period	58,956	42,795	123,473

	Six months ended 31 January 2008 €'000 (Unaudited)	*Six months ended 31 January 2007 €'000 (Unaudited)*	*Year ended 31 July 2007 €'000 (Audited)*
Attributable as follows:			
Equity shareholders	55,658	42,664	122,995
Minority interest	3,298	131	478
	58,956	42,795	123,473
Earnings per share for the period			
Basic – adjusted			
Excluding amortisation and exceptional items	49.08c	37.62c	95.34c
Diluted – adjusted			
Excluding amortisation and exceptional items	48.37c	37.15c	94.17c
Basic			
Including amortisation and exceptional items	43.83c	33.78c	97.22c
Diluted			
Including amortisation and exceptional items	43.18c	33.36c	96.04c
Dividend per ordinary share	8.64c	7.51c	15.31c

Consolidated interim balance sheet
as at 31 January 2008

	31 January 2008 €'000 (Unaudited)	*31 January 2007 €'000 (Unaudited)*	*31 July 2007 €'000 (Audited)*
ASSETS			
Non current assets			
Property, plant and equipment	427,151	349,679	356,493
Investment properties	192,418	—	165,473
Goodwill	529,846	563,226	531,340
Intangible assets	274,585	273,203	253,141
Investments in associates and joint venture	160,399	160,720	169,005
Other investments	201	206	204
Deferred tax assets	16,090	8,713	14,689
Total non current assets	1,600,690	1,355,747	1,490,345
Current assets			
Inventory	194,194	143,137	137,646
Trade and other receivables	280,923	244,077	240,451
Derivative financial instruments	—	1,789	734
Cash and cash equivalents	138,476	107,841	86,059
Total current assets	613,593	496,844	464,890
TOTAL ASSETS	2,214,283	1,852,591	1,955,235

	31 January 2008 €'000 (Unaudited)	31 January 2007 €'000 (Unaudited)	31 July 2007 €'000 (Audited)
EQUITY			
Called up share capital	39,169	37,941	38,174
Share premium	57,956	54,022	57,001
Retained earnings and other reserves	650,224	437,927	620,922
Total equity attributable to equity shareholders of parent	747,349	529,890	716,097
Minority interest	53,840	2,705	50,631
TOTAL EQUITY	801,189	532,595	766,728
LIABILITIES			
Non current liabilities			
Interest bearing loans and borrowings	680,436	422,112	527,684
Employee benefits	24,023	9,666	8,705
Deferred government grants	4,281	2,919	2,929
Other payables	488	1,181	350
Deferred tax liabilities	148,369	136,125	147,041
Provisions	49,013	46,844	45,089
Total non current liabilities	906,610	618,847	731,798
Current liabilities			
Interest bearing borrowings	40,888	375,039	37,958
Trade and other payables	417,071	304,644	383,065
Corporation tax payable	39,429	20,522	31,741
Derivative financial instruments	4,302	944	3,945
Provisions	4,794	—	—
Total current liabilities	506,484	701,149	456,709
TOTAL LIABILITIES	1,413,094	1,319,996	1,188,507
TOTAL LIABILITIES AND EQUITY	2,214,283	1,852,591	1,955,235

Consolidated interim cash flow statement
for the six months ended 31 January 2008

	Six months ended 31 January 2008 €'000 (Unaudited)	*Six months ended 31 January 2007 €'000 (Unaudited)*	*Year ended 31 July 2007 €'000 (Audited)*
Cash flows from operating activities			
Profit before tax	69,218	49,286	149,810
Financing costs, net	17,132	14,297	30,099
Share of profits of associates and joint venture	(13,382)	(12,998)	(26,656)
Depreciation of property, plant and equipment	16,617	15,755	33,451
Amortisation of intangible assets	9,241	6,757	15,927
Amortisation of government grants	(82)	(91)	(79)
Employee share-based payment charge	5,827	1,317	6,007
Exceptional items	—	—	(22,732)
Other	—	476	(1,836)
Operating profit before changes in working capital	104,571	74,799	183,991
Increase in inventory	(52,293)	(24,569)	(22,740)
(Increase)/decrease in trade and other receivables	(33,131)	18,863	14,241
Increase/(decrease) in trade and other payables	36,355	(46,983)	11,814
Cash generated from operating activities	55,502	22,110	187,306
Interest paid	(15,799)	(12,710)	(29,547)
Income tax paid	(4,863)	(2,845)	(9,371)
Net cash from operating activities	34,840	6,555	148,388

	Six months ended 31 January 2008 €'000 (Unaudited)	Six months ended 31 January 2007 €'000 (Unaudited)	Year ended 31 July 2007 €'000 (Audited)
Cash flows from investing activities			
Proceeds from sale of property, plant and equipment	156	203	1,912
Purchase of property, plant and equipment			
— Ongoing	(7,126)	(5,730)	(11,710)
— New investments	(58,550)	(32,216)	(89,007)
Purchase of investment properties	(12,945)	—	—
Acquisition of subsidiaries, businesses and associates, net of cash acquired	(54,689)	(463,378)	(442,449)
Proceeds from disposal of business	—	—	1,031
Purchase of intangible assets	—	—	(12,984)
Cash received on dilution of Origin Enterprises plc, net	—	—	97,521
Insurance proceeds, net	—	—	6,118
Dividends received	8,377	7,928	18,000
Purchase of minority interest	—	(951)	(857)
Deferred consideration paid	(1,000)	(2,109)	(3,571)
Other	—	—	5
Net cash flow from investing activities	(125,777)	(496,253)	(435,991)
Cash flows from financing activities			
Proceeds from issue of share capital	1,950	2,208	5,420
Drawdown of loan capital	142,819	499,659	277,528
Capital element of finance lease liabilities	(410)	(181)	(363)
Equity dividends paid	—	—	(18,089)
Receipt from derivative financial instrument	—	—	1,343
Net cash flow from financing activities	144,359	501,686	265,839
Net increase in cash and cash equivalents	53,422	11,988	(21,764)
Translation adjustment	(3,927)	1,034	470
Cash and cash equivalents at start of period	48,504	69,798	69,798
Cash and cash equivalents at end of period	97,999	82,820	48,504

Consolidated interim statement of changes in equity
for the six months ended 31 January 2008

	Six months ended 31 January 2008 €'000 (Unaudited)	*Six months ended 31 January 2007 €'000 (Unaudited)*	*Year ended 31 July 2007 €'000 (Audited)*
At beginning of period	766,728	480,736	480,736
Changes in equity for the period			
Foreign exchange translation adjustment	(36,869)	4,859	(4,063)
Group defined benefit schemes	(13,709)	100	12,594
Deferred tax on defined benefit pension scheme	1,774	240	(1,095)
Losses relating to cash flow hedges	(1,413)	773	(1,952)
Deferred tax effect of cash flow hedges	(171)	—	712
Revaluation of investment properties	—	—	140,129
Deferred tax on revaluation of investment properties	—	—	(25,502)
Profit for the period attributable to equity holders	58,956	42,795	123,473
Net revaluation of previously held interest in associate	18,116	—	—
Share of associates' other reserve movements	—	(97)	1,684
Total recognised income and expense	26,684	48,670	245,980
Total recognised income and expense attributable to minority interests	(3,209)	(131)	(1,047)
Total recognised income and expense attributable to equity shareholders	23,475	48,539	244,933
Issue of shares	1,950	2,208	5,420
Increase in employee share-based payments reserve	5,827	1,317	6,007
Dividends paid	—	—	(18,089)
Total changes in equity attributable to equity shareholders	31,252	52,064	238,271
Movement in minority interest	3,209	(205)	47,721
Total change in equity for the period	34,461	51,859	285,992
At end of period	801,189	532,595	766,728

Notes to the consolidated interim financial information
for the six months ended 31 January 2008

1 International Financial Reporting Standards

Basis of preparation

The interim financial information has been prepared in accordance with the accounting policies set out in the Group's consolidated financial statements for the year ended 31 July 2007 which were prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Commission.

The consolidated interim financial information is presented in euro, rounded to the nearest thousand, which is the functional currency of the parent and majority of the Group's operations.

2 Segment information

(a) Segmental revenue and result

	FOOD – EUROPE			*FOOD – NORTH AMERICA*			*ORIGIN*			*TOTAL*		
	6 months ended 31/01/08 €'000	*6 months ended 31/01/07 €'000*	*Year ended 31/07/07 €'000*	*6 months ended 31/01/08 €'000*	*6 months ended 31/01/07 €'000*	*Year ended 31/07/07 €'000*	*6 months ended 31/01/08 €'000*	*6 months ended 31/01/07 €'000*	*Year ended 31/07/07 €'000*	*6 months ended 31/01/08 €'000*	*6 months ended 31/01/07 €'000*	*Year ended 31/07/07 €'000*
Segment revenue	351,447	317,839	649,125	229,614	145,693	369,131	546,412	374,924	889,363	1,127,473	838,456	1,907,619
Profit from operations before amortisation and exceptional items	34,726	30,948	66,576	27,242	14,538	41,745	20,241	11,856	38,127	82,209	57,342	146,448
Intangible amortisation	(3,589)	(3,425)	(6,882)	(4,865)	(2,970)	(8,248)	(787)	(362)	(797)	(9,241)	(6,757)	(15,927)
Exceptional items	—	—	(3,683)	—	—	(2,783)	—	—	1,146	—	—	(5,320)
Exceptional items, unallocated	—	—	—	—	—	—	—	—	—	—	—	28,052
Operating profit	31,137	27,523	56,011	22,377	11,568	30,714	19,454	11,494	38,476	72,968	50,585	153,253
Share of profit of associates and joint venture	4,784	4,012	7,209	7,656	7,166	15,773	942	1,820	3,674	13,382	12,998	26,656
Profit before financing costs	35,921	31,535	63,220	30,033	18,734	46,487	20,396	13,314	42,150	86,350	63,583	179,909

(b) Segmental assets

	FOOD – EUROPE			*FOOD – NORTH AMERICA*			*ORIGIN*			*TOTAL*		
	31/01/08 €'000	*31/01/07 €'000*	*31/07/07 €'000*	*31/01/08 €'000*	*31/01/07 €'000*	*31/07/07 €'000*	*31/01/08 €'000*	*31/01/07 €'000*	*31/07/07 €'000*	*31/01/08 €'000*	*31/01/07 €'000*	*31/07/07 €'000*
Segment assets excluding investments in associates and joint venture	656,333	521,771	565,040	668,001	770,952	715,193	574,783	280,599	404,311	1,899,117	1,573,322	1,684,544
Investments in associates and joint venture	82,428	78,571	77,777	62,481	60,776	64,707	15,490	21,373	26,521	160,399	160,720	169,005
Segment assets	738,761	600,342	642,817	730,482	831,728	779,900	590,273	301,972	430,832	2,059,516	1,734,042	1,853,549
Reconciliation to total assets as reported in Group balance sheet												
Listed investments										201	206	204
Derivative financial instruments										—	1,789	734
Cash and cash equivalents										138,476	107,841	86,059
Deferred tax assets										16,090	8,713	14,689
Total assets as reported in Group balance sheet										2,214,283	1,852,591	1,955,235

(c) Segmental liabilities

	FOOD – EUROPE			*FOOD – NORTH AMERICA*			*ORIGIN*			*TOTAL*		
	31/01/08 €'000	*31/01/07 €'000*	*31/07/07 €'000*	*31/01/08 €'000*	*31/01/07 €'000*	*31/07/07 €'000*	*31/01/08 €'000*	*31/01/07 €'000*	*31/07/07 €'000*	*31/01/08 €'000*	*31/01/07 €'000*	*31/07/07 €'000*
Segment liabilities	213,424	181,184	203,768	106,313	80,489	104,899	179,933	103,581	131,471	499,670	365,254	440,138
Reconciliation to total liabilities as reported in Group balance sheet												
Interest bearing loans and borrowings										721,324	797,151	565,642
Derivative financial instruments										4,302	944	3,945
Income tax and deferred tax liabilities										187,798	156,647	178,782
Total liabilities as reported in Group balance sheet										1,413,094	1,319,996	1,188,507

3 Earnings per share

	6 months ended 31/01/08 €'000	6 months ended 31/01/07 €'000	Year ended 31/07/07 €'000	6 months ended 31/01/08 EPS (cent)	6 months ended 31/01/07 EPS (cent)	Year ended 31/07/07 EPS (cent)
Basic						
Profit for the financial year	55,658	42,664	122,995	43.83	33.78	97.22
Amortisation of intangible assets	9,241	6,757	15,927	7.28	5.35	12.59
Amortisation of related deferred tax liability	(2,576)	(1,901)	(4,406)	(2.03)	(1.51)	(3.48)
Exceptional items, net of tax	—	—	(13,909)	—	—	(10.99)
Adjusted earnings per share	62,323	47,520	120,607	49.08	37.62	95.34
Diluted						
Profit for the financial year	55,658	42,664	122,995	43.40	33.36	96.06
Dilutive effect of equity entitlements in Origin on profit for the financial year	(282)	—	(31)	(0.22)	—	(0.02)
Diluted earnings per share	55,376	42,664	122,964	43.18	33.36	96.04
Amortisation of intangible assets	9,241	6,757	15,927	7.21	5.28	12.44
Amortisation of related deferred tax liability	(2,576)	(1,901)	(4,406)	(2.01)	(1.49)	(3.44)
Exceptional items, net of tax	—	—	(13,909)	—	—	(10.87)
Additional dilutive effect of equity entitlements in Origin on adjusted profit for the financial year	(17)	—	—	(0.01)	—	—
Adjusted earnings per share	62,024	47,520	120,576	48.37	37.15	94.17

The calculation of earnings per share is based on the weighted average number of shares in issue during the period of 126,995,921 (*31 January 2007: 126,281,140*). The weighted average number of shares used in the calculation of diluted earnings per share is 128,254,223 (*31 January 2007:* 127,901,501).

4 Acquisitions

During the period, Origin completed the acquisition of the remaining 50% interest in the Odlum Group ("Odlums") that it did not previously own. On 1 February 2008, Origin also acquired Masstock Group Holdings Limited, a leading provider of integrated agronomy services in the UK.

During the year, Food Europe also acquired interests in complementary Lifestyle Foods businesses which do not have a material affect on the results of the Group.

5 Dividends

The Board has approved an interim dividend of 8.64c per share, an increase of 15 per cent on the 2007 interim dividend of 7.51c. It will be paid on 21 April 2008 to shareholders on the register on 11 April 2008.

6 Effect of exceptional items

	Six months ended 31 January 2008 €'000	*Six months ended 31 January 2007 €'000*	*Year ended 31 July 2007 €'000*
Adjusted operating profit			
Operating profit before financing	86,350	63,583	179,909
Intangible amortisation	9,241	6,757	15,927
Exceptional items	—	—	(22,732)
Adjusted operating profit before financing and exceptional items	95,591	70,340	173,104
Adjusted profit before tax			
Profit before tax	69,218	49,286	149,810
Intangible amortisation	9,241	6,757	15,927
Exceptional items	—	—	(22,732)
Adjusted profit before tax and exceptional items	78,459	56,043	143,005

7 Analysis of net debt

	31 July 2007 €'000	*Cashflow €'000*	*Arising on Acquisition €'000*	*Amortisation of loan costs €'000*	*Exchange Adjustment €'000*	*31 January 2008 €'000*
Cash	86,059	57,800	—	—	(5,383)	138,476
Overdrafts	(37,555)	(4,378)	—	—	1,456	(40,477)
Cash and cash equivalents	48,504	53,422	—	—	(3,927)	97,999
Loans	(525,502)	(142,819)	(30,772)	(364)	21,738	(677,719)
Finance leases:						
Current	(403)	418	(426)	—	—	(411)
Non-current	(2,182)	(8)	(527)	—	—	(2,717)
Net debt	(479,583)	(88,987)	(31,725)	(364)	17,811	(582,848)

IAWS Group plc

Statement of the directors in respect of the half year interim results

We confirm our responsibility for the half year interim results and that to the best of our knowledge:

- The condensed set of financial statements comprising the consolidated interim income statement, the consolidated interim balance sheet, the consolidated interim cash flow statement, the consolidated interim statement of changes in equity and the related notes have been prepared in accordance with IAS 34, *Interim Financial Reporting* as adopted by the EU;
- The review of operations includes a fair review of the information by:
  (a) *Regulation 7(2) of the Transparency (Directive 2004/109/EC) Regulations 2007*, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and
  (b) *Regulation 7(3) of the Transparency (Directive 2004/109/EC) Regulations 2007*, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last annual report that could do so.

The Group's auditor has not reviewed these half year interim results.

On behalf of the Board

10 March 2008

Owen Killian *Chief Executive Officer*	Patrick McEniff *Chief Financial Officer*

SECTION B

ACCOUNTANT'S REPORT ON A PROFIT FORECAST FOR IAWS FOR THE YEAR ENDING 31 JULY 2008 FOR THE PURPOSES OF THE EUROPEAN UNION PROSPECTUS DIRECTIVE

KPMG

KPMG
Chartered Accountants
1 Stokes Place
St. Stephen's Green
Dublin 2
Ireland

The Directors
ARYZTA AG
c/o Interhold AG
Othmarstrasse 8
8008 Zürich
Switzerland

11 July 2008

Dear Sirs

Accountant's report in respect of a profit forecast

We report on the profit forecast comprising the statement by IAWS Group plc ("IAWS") and its subsidiaries (the "IAWS Group") for the year ending 31 July 2008 (the "Profit Forecast"). The Profit Forecast, and the material assumptions upon which it is based, are set out in Part 4 paragraph 7.2 of the prospectus (the "Prospectus") issued by ARYZTA AG (the "Company") dated 11 July 2008.

This report is required by paragraph 13.2 of Annex I of the European Union Prospectus Directive Regulation No. 809/2004 (the "Prospectus Directive Regulation") and is given for the purpose of complying with that paragraphs and for no other purpose.

Responsibilities

The directors of IAWS are responsible for preparing the Profit Forecast. The directors of the Company are responsible for the Prospectus and are responsible for including the Profit Forecast in the Prospectus in accordance with the requirements of the Prospectus Directive Regulation.

It is our responsibility to form an opinion as required by the Prospectus Directive Regulation as to the proper compilation of the Profit Forecast and to report that opinion to you.

Save for any responsibility arising under paragraph 2(2)(f) of Schedule 1 of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No 324 of 2005) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with paragraph 23.1 of Annex I of the Prospectus Directive Regulation, consenting to its inclusion in the prospectus.

Basis of preparation of the Profit Forecast

The Profit Forecast has been prepared on the basis stated in Part 4 paragraph 7.2 of the Prospectus and is based on the unaudited interim financial results for the six month period ended 31 January 2008, the unaudited management accounts for the three months ended 30 April 2008 and a forecast to 31 July 2008. The Profit Forecast is required to be presented on a basis consistent with the accounting policies of the IAWS Group.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board of the United Kingdom and Ireland. Our work included considering whether the Profit Forecast has been accurately computed based upon the disclosed assumptions and the accounting policies of IAWS Group. Whilst the assumptions upon which the Profit Forecast are based are solely the responsibility of the directors of IAWS, we considered whether anything came to our attention to indicate that any of the assumptions adopted by the directors of IAWS which, in our opinion, are necessary for a proper understanding of the Profit Forecast have not been disclosed and whether any material assumption made by the directors of IAWS appear to us to be unrealistic.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Profit Forecast has been properly compiled on the basis stated.

Since the Profit Forecast and the assumptions on which it is based relate to the future and may therefore be affected by unforeseen events, we can express no opinion as to whether the actual results reported will correspond to those shown in the Profit Forecast and differences may be material.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion the Profit Forecast has been properly compiled on the basis stated in Part 4 paragraph 7.2 and the basis of accounting used is consistent with the accounting policies of the IAWS Group.

Declaration

For the purposes of paragraph 2(2)(f) of Schedule 1 of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No 324 of 2005) we are responsible for this report as part of the prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus in compliance with paragraph 1.2 of Annex I of the Prospectus Directive Regulation.

Yours faithfully

KPMG
Chartered Accountants
Dublin, Ireland

SECTION C

HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO IAWS GROUP, PLC FOR THE TWO YEARS ENDED 31 JULY 2007

The financial information presented in this Part I Section C, has been extracted without material adjustment from pages 35 to 93 of the Annual Report and Accounts for 2007 of IAWS Group plc. The financial information has been prepared in accordance with IFRS and their interpretations issued by the International Accounting Standards Board as adopted by the EU. The Annual Report and Accounts of IAWS Group plc were published on 24 September 2007.

Group income statement
for the year ended 31 July 2007

	Notes	*Pre-exceptional 2007 €'000*	*Exceptional 2007 €'000*	*Total 2007 €'000*	*Pre-exceptional 2006 €'000*	*Exceptional 2006 €'000*	*Total 2006 €'000*
Revenue	1	1,907,619	—	1,907,619	1,557,305	—	1,557,305
Cost of sales		(1,416,507)	—	(1,416,507)	(1,204,238)	—	(1,204,238)
Gross profit		491,112	—	491,112	353,067	—	353,067
Operating costs, net	2	(344,664)	22,732	(321,932)	(241,252)	1,347	(239,905)
Operating profit before amortisation of intangible assets	1	146,448	22,732	169,180	111,815	1,347	113,162
Amortisation of intangible assets	14	(15,927)	—	(15,927)	(7,100)	—	(7,100)
Operating profit		130,521	22,732	153,253	104,715	1,347	106,062
Share of profit of associates and joint venture	6	26,656	—	26,656	25,653	—	25,653
Profit before financing costs		157,177	22,732	179,909	130,368	1,347	131,715
Financing income	3	6,609	—	6,609	4,964	—	4,964
Financing costs	3	(36,708)	—	(36,708)	(18,893)	—	(18,893)
Profit before tax		127,078	22,732	149,810	116,439	1,347	117,786
Income tax expense	9	(17,514)	(8,823)	(26,337)	(17,800)	(857)	(18,657)
Profit for the financial year		109,564	13,909	123,473	98,639	490	99,129
Attributable as follows:							
Equity shareholders				122,995			98,798
Minority interest	29			478			331
				123,473			99,129
Basic earnings per share	11			97.22c			78.68c
Diluted earnings per share	11			96.04c			77.77c

Group statement of recognised income and expense
for the year ended 31 July 2007

	Notes	2007 €'000	2006 €'000
Items of income and expense recognised directly in equity			
Foreign exchange translation adjustment		(4,063)	(57)
Share of associates' foreign exchange translation adjustment		1,684	524
Actuarial gain on Group and associate defined benefit pension schemes		12,594	4,811
Deferred tax effect of actuarial gain		(1,095)	(469)
(Losses)/gains relating to cash flow hedges		(1,952)	174
Deferred tax effect of cash flow hedges		712	(40)
Revaluation gains on properties transferred to investment properties		140,129	—
Deferred tax effect of revaluation gains on properties transferred to investment properties		(25,502)	—
Net income recognised directly in equity		122,507	4,943
Profit for the financial year		123,473	99,129
Total recognised income for the year		245,980	104,072
Attributable as follows:			
Equity shareholders	28	244,933	103,720
Minority interest	29	1,047	352
Total recognised income and expense for the year		245,980	104,072

Group balance sheet
as at 31 July 2007

	Notes	2007 €'000	2006 €'000
ASSETS			
Non current assets			
Property, plant and equipment	12	356,493	308,388
Investment properties	13	165,473	—
Goodwill and intangible assets	14	784,481	334,024
Investments in associates and joint venture	15	169,005	159,221
Other investments	16	204	203
Deferred tax assets	25	14,689	8,474
Total non current assets		1,490,345	810,310
Current assets			
Inventory	17	137,646	88,539
Trade and other receivables	18	240,451	206,178
Derivative financial instruments	23	734	1,532
Cash and cash equivalents	21	86,059	74,556
Total current assets		464,890	370,805
TOTAL ASSETS		1,955,235	1,181,115

	Notes	2007 €'000	2006 €'000
EQUITY			
Called up share capital	27	38,174	37,856
Share premium	28	57,001	51,899
Retained earnings and other reserves	28	620,922	388,071
Total equity attributable to equity shareholders of parent		716,097	477,826
Minority interest	29	50,631	2,910
TOTAL EQUITY		766,728	480,736
LIABILITIES			
Non current liabilities			
Interest bearing loans and borrowings	22	527,684	285,945
Employee benefits	26	8,705	8,876
Deferred government grants	24	2,929	3,006
Other payables	19	350	345
Deferred tax liabilities	25	147,041	49,902
Provisions	20	45,089	28,878
Total non current liabilities		731,798	376,952
Current liabilities			
Interest bearing borrowings	22	37,958	5,136
Trade and other payables	19	383,065	299,570
Corporation tax payable		31,741	13,832
Derivative financial instruments	23	3,945	747
Provisions	20	—	4,142
Total current liabilities		456,709	323,427
TOTAL LIABILITIES		1,188,507	700,379
TOTAL EQUITY AND LIABILITIES		1,955,235	1,181,115

Group cash flow statement
for the year ended 31 July 2007

	Notes	*2007* *€'000*	*2006* *€'000*
Cash flows from operating activities			
Profit before tax		149,810	117,786
Financing costs, net		30,099	13,929
Share of profit of associates and joint venture		(26,656)	(25,653)
Exceptional items	2	(22,732)	(1,347)
Depreciation of property, plant and equipment	12	33,451	27,631
Amortisation of intangible assets	14	15,927	7,100
Amortisation of government grants	24	(79)	(354)
Employee share-based payment charge	8	6,007	1,550
Foreign exchange gains		(1,836)	(684)
Special pension contribution	26	—	(23,496)
Operating profit before changes in working capital		183,991	116,462
(Increase) in inventory		(22,740)	(84)
Decrease/(increase) in trade and other receivables		14,241	(32,124)
Increase in trade and other payables		11,814	21,189
Cash generated from operating activities		187,306	105,443
Interest paid		(29,547)	(11,880)
Income tax paid		(9,371)	(11,583)
Net cash inflow from operating activities		148,388	81,980

	Notes	2007 €'000	2006 €'000
Cash flows from investing activities			
Proceeds from sale of property, plant and equipment		1,912	4,448
Purchase of property, plant and equipment			
– ongoing		(11,710)	(7,910)
– new investments		(89,007)	(67,947)
Proceeds from disposal of business		1,031	—
Acquisition of subsidiaries and businesses, net of cash acquired		(442,449)	(2,644)
Purchase of intangible assets		(12,984)	—
Cash received on dilution of Origin Enterprises plc, net		97,521	—
Insurance proceeds, net		6,118	—
Disposal of other investments		—	655
Dividends received		18,000	19,118
Purchase of minority interest		(857)	(1,366)
Investments in associates and joint venture		—	(35,061)
Deferred consideration and acquisition costs paid		(3,571)	(3,988)
Other		5	(480)
Net cash flow from investing activities		(435,991)	(95,175)
Cash flows from financing activities			
Proceeds from issue of share capital		5,420	8,539
Drawdown of loan capital		277,528	67,144
Capital element of finance lease liabilities		(363)	(20,453)
Equity dividends paid		(18,089)	(16,036)
Receipt from derivative financial instrument		1,343	—
Net cash flow from financing activities		265,839	39,194
Net (decrease)/increase in cash and cash equivalents		(21,764)	25,999
Translation adjustment		470	380
Cash and cash equivalents at start of year		69,798	43,419
Cash and cash equivalents at end of year	21	48,504	69,798

Group statement of accounting policies
for the year ended 31 July 2007

IAWS Group plc (the "Company") is a company domiciled and incorporated in Ireland. The Group's financial statements for the year ended 31 July 2007 consolidate the individual financial statements of the Company and its subsidiaries (together referred to as the "Group") and show the Group's interest in associates and joint venture using the equity method of accounting.

The individual and Group financial statements of the Company were authorised for issue by the directors on 24 September 2007.

Statement of compliance

As required by European Union (EU) law, the Group financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and their interpretations issued by the International Accounting Standards Board (IASB) as adopted by the EU.

The IFRS adopted by the EU applied by the Group in the preparation of these financial statements are those that were effective at 31 July 2007.

The Group has not applied the following IFRS and International Financial Reporting Interpretations Committee (IFRIC) Interpretations that have been issued but are not yet effective. The directors have formed the opinion that the adoption of these pronouncements will not have a significant effect on the Group financial statements, except for IFRS 7, *Financial Instruments: Disclosures* and Amendment to IAS 1, *Capital disclosures*. Their likely impact is briefly outlined below:

- Amendment to IAS 1, *Capital disclosures* (effective for periods beginning on or after 1 January 2007). This amendment will require additional disclosures regarding the capital structure of the Group;
- IFRS 7, *Financial Instruments: Disclosure* (effective for periods beginning on or after 1 January 2007). This standard updates and extends disclosure requirements of IAS 32 and will require significant additional disclosures relating to risk management policies, processes and financial instruments;
- IFRIC 10, *Interim Financial Reporting and Impairment* (effective for periods beginning on or after 1 November 2006); and
- IFRIC 11, *IFRS 2: Group and Treasury Share Transactions* (effective for periods beginning on or after 1 March 2007).

Basis of preparation

The Group financial statements are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: equity investments, investment properties, derivative financial instruments, pension obligations and share based payments. The financial statements are presented in euro, rounded to the nearest thousand, which is the functional currency of the parent and the majority of the Group's operations.

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The areas involving a high degree of judgement, complexity, or areas where assumptions and estimates are significant to the Group financial statements, relate primarily to accounting for defined benefit pension schemes, financial instruments, share-based payments, provisions, intangible assets, goodwill impairment and deferred tax.

The accounting policies applied in the preparation of the financial statements for the years ended 31 July 2007 and 2006 are set out below and have been applied consistently over both years.

Basis of consolidation

The Group financial statements reflect the consolidation of the results, assets and liabilities of the parent undertaking and all of its subsidiaries, together with the Group's share of profits/losses of associates and joint venture. Where a subsidiary, associate or joint venture is acquired or disposed of during the financial year, the Group financial statements include the attributable results from or to the effective date when control passes.

Subsidiary undertakings

Subsidiary undertakings are those entities over which the Group has the power to control the operating and financial policies so as to obtain economic benefit from their activities. The amounts included in these financial statements in respect of the subsidiaries are taken from their latest financial statements prepared up to the year end. Where necessary, the accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Associates and joint venture

Associates are those entities in which the Group has a significant influence over, but not control of, the financial and operating policies. Investments in associates are accounted for using the equity method of accounting. Joint ventures are those entities over whose operating and financial policies the Group exercises control jointly, under a contractual agreement, with one or more parties. Investments in joint ventures are accounted for using the equity method of accounting.

Under the equity method of accounting, the Group's share of the post-acquisition profits or losses of its associates and joint venture is recognised in the income statement. The income statement reflects, in profit before tax, the Group's share of profit after tax of its associates and joint venture in accordance with IAS 28, *Investments in Associates,* and IAS 31, *Interests in Joint Ventures.* The Group's interest in their net assets is included as investments in associates and joint venture in the Group balance sheet at an amount representing the Group's share of the fair value of the identifiable net assets at acquisition plus the Group's share of post acquisition retained income and expenses. The Group's investment in associates and joint venture includes goodwill on acquisition. The amounts included in these financial statements in respect of the post acquisition income and expenses of associates and joint venture are taken from their latest financial statements prepared up to their respective year ends together with management accounts for the intervening periods to the Group's year end. Where necessary, the accounting policies of associates and joint venture have been changed to ensure consistency with the policies adopted by the Group.

Transactions eliminated on consolidation

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the Group financial statements. Unrealised gains and income and expenses arising from transactions with associates and joint venture are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that they do not provide evidence of impairment.

Revenue

Revenue represents the fair value of the sale of goods and services supplied to third parties, after deducting discounts and exclusive of value added tax. Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer, it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably.

Segmental reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment) or in providing products or services within a particular economic environment (geographic segment), which is subject to risks and returns different from those of other segments.

The Group's primary format for segmental reporting is business segments and the secondary format is geographical segments. The risks and returns of the Group's operations are primarily determined by the different products that the Group sells rather than the geographical location of the Group's operations.

In September 2006, the Group established a new operating company creating a specialist focus around its original core Agri and non Lifestyle Foods businesses. The Group transferred these operations to a new wholly owned subsidiary, Origin Enterprises plc ("Origin"). Accordingly, the Group has revised, in the current period, its three business segments which form the primary format for segmental reporting. These are now Food Europe, Food North America and Origin. The Group's geographic segments are Europe and North America.

Segment assets and liabilities consist of property, plant and equipment, goodwill and intangible assets and other assets and liabilities that can be reasonably allocated to the reported segment. Unallocated assets and liabilities principally include current and deferred income tax balances together with financial assets and liabilities.

Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour and appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses.

Employee benefits

Pension obligations

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as the related employee service is received. The Group's net obligation in respect of defined benefit pension plans is calculated, separately for each plan, by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date on high quality corporate bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by a qualified actuary using the projected unit credit method. Actuarial gains and losses are recognised in the statement of recognised income and expense. Current and past service costs, interest on scheme liabilities and expected return on assets are recognised in the income statement.

Equity settled compensation

During the year, the Group established both the "IAWS Long Term Incentive Plan 2006" (the "IAWS Plan") and the "Origin Long Term Incentive Plan 2006" (the "Origin Plan").

The "1997 Share Option Scheme" expired during the year. The Group continues to recognise a share based payments expense in respect of share options granted under the scheme in previous years.

All equity instruments granted under the IAWS Plan, the Origin Plan and the 1997 Share Option Scheme are equity settled share based payments as defined in IFRS 2, *Share-based Payment*. The fair value of equity instruments granted is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the equity instrument. The fair value of the equity instruments granted is measured using an approved model, taking into account the terms and conditions under which the equity instruments were granted. The plans and share option scheme are each subject to a non-market vesting condition and, therefore, the amount recognised as an expense is adjusted to reflect the actual number of equity instruments that vest.

Group Executive Incentive and Retention Plan

The Group operates an incentive and retention plan for executives. The plan operates on an individual basis by providing contingent entitlement to a lump sum award referable to reckonable salary. Awards are applied through the purchase of shares in the Group to be held by a trustee for the benefit of individual participants for a 3 to 5 year period. The costs associated with the plan are written off to the income statement on a straight-line basis over the relevant period.

Taxation

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case the related tax is recognised in equity.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates and laws that have been enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred income tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. If the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction does not affect accounting or taxable profit or loss, it is not recognised. Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint venture, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred income tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be recovered. Deferred income tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Foreign currency

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to euro at the foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to euro at the actual rates when the transactions occurred. Foreign exchange differences arising on translation of the net assets of a foreign operation are recognised directly in equity, in a translation reserve.

Exchange gains or losses on long term intra-group loans and on foreign currency borrowings, used to finance or provide a hedge against Group equity investments in non-euro denominated operations, are taken to the translation reserve to the extent that they are neither planned nor expected to be repaid in the foreseeable future or are expected to provide an effective hedge of the net investment. Any differences that have arisen since 1 August 2004, the date of transition to IFRS, are recognised in the currency translation reserve and are recycled through the income statement on the repayment of the intra-group loan or on disposal of the related business.

Dividends

Dividends are recognised in the period in which they are approved by the Company's shareholders, or in the case of an interim dividend, when it has been approved by the Board of Directors and paid.

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and impairment losses. Other subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure including repairs and maintenance costs is recognised in the income statement as an expense as incurred.

Depreciation is calculated to write off the cost less estimated residual value of property, plant and equipment, other than freehold land and assets under construction, on a straight line basis, by reference to the following estimated useful lives:

Buildings	25 to 50 years
Plant and machinery	3 to 15 years
Motor vehicles	3 to 7.5 years

The residual value of assets, if significant, and the useful life of assets is reassessed annually.

Gains and losses on disposals of property, plant and equipment are recognised on the completion of sale. Gains and losses on disposals are determined by comparing the proceeds received with the carrying amount and are included in operating profit.

Investment properties

Investment property, principally comprising land, is held for capital appreciation. Investment property is stated at fair value. The fair value is based on market value, being the estimated amount for which a property could be exchanged in an arms length transaction. Any gain or loss arising from a change in fair value is recognised in the income statement. When property is transferred to investment property following a change in use, any difference arising at the date of transfer between the carrying amount of the property immediately prior to transfer and its fair value is recognised in equity if it is a gain. Upon disposal of the property, the gain would be transferred to retained earnings. Any loss arising in this manner, unless it represents the reversal of a previously recognised gain, would be recognised immediately in the income statement.

Leased assets

Leases of property, plant and equipment, where the Group has substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased asset or the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in interest bearing loans and borrowings. The interest element of the payments is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The asset acquired under the finance lease is depreciated over the shorter of the useful life of the asset or the lease term.

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight line basis over the lease term.

Goodwill

All business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries, associates and joint venture. In respect of acquisitions that have occurred since 1 August 2004, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. In respect of acquisitions prior to this date, goodwill is included on the basis of its deemed cost, i.e. original cost less accumulated amortisation from the date of acquisition up to 31 July 2004, which represents the amount recorded under Irish GAAP. Goodwill is now stated at cost or deemed cost less any accumulated impairment losses. In respect of associates and joint venture, the carrying amount of goodwill is included in the carrying amount of the investment.

Intangible assets

Intangible assets acquired as part of a business combination are valued at their fair value at the date of acquisition. These generally include brand and customer related intangible assets.

Where intangible assets are separately acquired they are capitalised at cost. Intangible assets are amortised over the period of their expected useful lives in equal annual instalments. The expected useful lives of intangible assets range from 12 to 25 years.

Computer software that is not an integral part of an item of computer hardware is also classified as an intangible asset. These intangible assets are stated at cost less accumulated amortisation and impairment losses. Cost comprises purchase price and other directly attributable costs. The expected useful life of computer software is 5 years.

Impairment

The carrying amounts of the Group's assets, other than inventories (which are carried at the lower of cost and net realisable value), deferred tax assets (which are recognised based on recoverability), and those financial instruments, which are carried at fair value, are reviewed to determine whether there is an indication of impairment when an event or transaction indicates that there may be, except for goodwill and long life intangibles. If any such indication exists, an impairment test is carried out and the asset is written down to its recoverable amount. Goodwill is tested for impairment annually.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a *pro rata* basis. An impairment loss, other than in the case of goodwill, is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Other investments

Other investments are recognised at the fair value of the consideration given inclusive of any acquisition charges arising.

Inventory

Inventory is stated at the lower of cost on a first in, first out basis and net realisable value. Cost includes all expenditure, which has been incurred in the normal course of business in bringing the products to their present location and condition. Net realisable value is the estimated selling price of inventory on hand less all further costs to completion and all costs expected to be incurred in marketing, distribution and selling.

Trade and other receivables and payables

Trade and other receivables and payables are stated at cost less impairments, which approximates fair value given the short-dated nature of these assets and liabilities.

Trade receivables are carried at original invoice amount less an allowance for uncollectible debts. Provision is made when there is objective evidence that the Group may not be in a position to collect the associated debts.

Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Financial assets and liabilities

Set out below are the major methods and assumptions used in estimating the fair values of financial assets and liabilities.

Equity investments

When market values are available, fair value is determined by reference to the bid market price for such investments without any deduction for transaction costs. When market values are not available, the fair values have been determined based on expected future cash flows at current interest rates and exchange rates.

Short term bank deposits and cash and cash equivalents

For short term bank deposits and cash and cash equivalents with a remaining maturity of less than one year, the nominal amount is considered to approximate fair value.

Trade and other receivables/payables

For receivables and payables with a remaining life of less than one year or demand balances, the nominal amount is considered to approximate fair value. All other receivables and payables are discounted to determine their fair value.

Derivatives

Forward currency contracts and interest rate swaps are marked to market using quoted market values.

Interest bearing loans and borrowings

For interest bearing loans and borrowings with a contractual repricing date of less than six months, the nominal amount is considered to approximate fair value. For loans with a repricing date of greater than one year, the fair value is calculated based on the expected future principal and interest cash flows, discounted at appropriate current market interest rates.

Finance lease liabilities

Fair value is based on the present value of future cash flows discounted at appropriate current market rates.

Derivative financial instruments

All derivatives are initially recorded at fair value on the date the contract is entered into and subsequently, at reporting dates remeasured to their fair value. The gain or loss arising on remeasurement is recognised in the income statement except where the instrument is a designated hedging instrument.

Derivative financial instruments are used to manage the Group's exposure to foreign currency risk, interest rate risk and commodity price risk through the use of forward currency contracts, interest rate swaps and futures contracts. These derivatives are generally designated as cash flow hedges in accordance with IAS 39. The Group does not enter into speculative derivative transactions.

Cash flow hedges

Subject to the satisfaction of certain criteria, relating to the documentation of the risk, objectives and strategy for the hedging transaction and the ongoing measurement of its effectiveness, cash flow hedges are accounted for under hedge accounting rules. In such cases, any unrealised gain or loss arising on the effective portion of the derivative instrument is recognised in the cash flow hedging reserve, a separate component of equity. Unrealised gains or losses on any ineffective portion of the derivative are recognised in the income statement. When the hedged transaction occurs the related gains or losses in the hedging reserve are transferred to the income statement.

Interest bearing borrowings

Interest bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost, using an effective interest rate method.

Government grants

Grants that compensate the Group for the cost of an asset are shown as deferred income and amortised in the Group income statement by instalments on a basis consistent with the depreciation policy of the relevant assets.

Other grants are credited to the income statement to offset the matching expenditure.

Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Exceptional items

The Group has adopted an income statement format which seeks to highlight significant items within the Group results for the year. The Group believes that this presentation provides a more informative analysis as it highlights one off items. Such items may include significant restructuring costs, profit or loss on disposal or termination of operations, claims, litigation costs and settlements, pension exit costs, profit or loss on disposal of investments and significant impairment of assets. Judgement is used by the Group in assessing the particular items, which by virtue of their scale and nature, should be disclosed in the income statement and related notes as exceptional items.

Notes to the Group financial statements
for the year ended 31 July 2007

1 Segment information

(a) Analysis by business segment

(i) Segment revenue and result

	FOOD EUROPE		*FOOD NORTH AMERICA*		*ORIGIN*		*UNALLOCATED**		*TOTAL GROUP.*	
	2007 €'000	*2006 €'000*	*2007 €'000*	*2006 €'000*	*2007 €'000*	*2006 €'000*	*2007 €'000*	*2006 €'000*	*2007 €'000*	*2006 €'000*
Segment revenue	649,125	601,362	369,131	139,072	889,363	816,871	—	—	1,907,619	1,557,305
Operating profit before exceptional items	66,576	60,494	41,745	16,631	38,127	34,690	—	—	146,448	111,815
Exceptional items	(3,683)	—	(2,783)	(228)	1,146	1,575	28,052	—	22,732	1,347
Operating profit before amortisation of intangible assets	62,893	60,494	38,962	16,403	39,273	36,265	28,052	—	169,180	113,162
Amortisation of intangible assets	(6,882)	(6,114)	(8,248)	(264)	(797)	(722)	—	—	(15,927)	(7,100)
Operating profit	56,011	54,380	30,714	16,139	38,476	35,543	28,052	—	153,253	106,062
Share of profit of associates and joint venture	7,209	6,489	15,773	14,793	3,674	4,371	—	—	26,656	25,653
Profit before financing costs	63,220	60,869	46,487	30,932	42,150	39,914	28,052	—	179,909	131,715

* The Group has allocated neither the gain on dilution of Origin Enterprises plc nor pension exit costs to any business segment

(ii) Segment assets

	FOOD EUROPE		FOOD NORTH AMERICA		ORIGIN		TOTAL GROUP	
	2007 €'000	*2006 €'000*	*2007 €'000*	*2006 €'000*	*2007 €'000*	*2006 €'000*	*2007 €'000*	*2006 €'000*
Segment assets excluding investments in associates and joint venture	565,040	517,921	715,193	170,678	404,311	248,530	1,684,544	937,129
Investments in associates and joint venture	77,777	74,024	64,707	65,577	26,521	19,620	169,005	159,221
Segment assets	642,817	591,945	779,900	236,255	430,832	268,150	1,853,549	1,096,350
Reconciliation to total assets as reported in Group balance sheet								
Listed investments							204	203
Derivative financial instruments							734	1,532
Cash and cash equivalents							86,059	74,556
Deferred tax assets							14,689	8,474
Total assets as reported in Group balance sheet							1,955,235	1,181,115

(iii) Segment liabilities

	FOOD EUROPE		FOOD NORTH AMERICA		ORIGIN		TOTAL GROUP	
	2007 €'000	2006 €'000	2007 €'000	2006 €'000	2007 €'000	2006 €'000	2007 €'000	2006 €'000
Segment liabilities	203,768	190,846	104,899	23,565	131,471	130,406	440,138	344,817
Reconciliation to total liabilities as reported in Group balance sheet								
Interest bearing loans and borrowings							565,642	291,081
Derivative financial instruments							3,945	747
Income tax and deferred tax liabilities							178,782	63,734
Total liabilities as reported in the Group balance sheet							1,188,507	700,379

(iv) Other segment information

	FOOD EUROPE 2007 €'000	FOOD EUROPE 2006 €'000	FOOD NORTH AMERICA 2007 €'000	FOOD NORTH AMERICA 2006 €'000	ORIGIN 2007 €'000	ORIGIN 2006 €'000	TOTAL GROUP 2007 €'000	TOTAL GROUP 2006 €'000
Depreciation	15,422	14,749	10,502	5,532	7,527	7,350	33,451	27,631
Capital expenditure – property, plant and equipment	66,671	17,941	24,835	27,006	10,187	8,645	101,693	53,592
Capital expenditure – computer related intangibles	725	4,625	581	—	29	69	1,335	4,694
Capital expenditure – brand related intangibles	12,984	—	—	—	—	782	12,984	782
Total capital expenditure	80,380	22,566	25,416	27,006	10,216	9,496	116,012	59,068

(b) Analysis by geographical segment

	EUROPE		NORTH AMERICA		TOTAL GROUP	
	2007	*2006*	*2007*	*2006*	*2007*	*2006*
	€'000	*€'000*	*€'000*	*€'000*	*€'000*	*€'000*
Segment revenue	1,538,488	1,418,233	369,131	139,072	1,907,619	1,557,305
Segment assets	1,073,649	860,095	779,900	236,255	1,853,549	1,096,350
Capital expenditure	90,596	32,062	25,416	27,006	116,012	59,068

2 Operating costs

	2007	*2006*
	€'000	*€'000*
Distribution expenses	239,138	152,029
Administration expenses	105,211	89,808
Other operating expense/(income)	315	(585)
Exceptional items	(22,732)	(1,347)
	321,932	239,905
Other operating expense/(income) and exceptional items comprise the following net charges/(credits):		
Other operating expense/(income):		
Capital grants released to income statement	(79)	(354)
Other	394	(231)
	315	(585)
Exceptional items:		
Gain on dilution of Origin Enterprises plc[(i)]	(44,197)	—
Pension exit costs[(ii)]	16,145	—
Loss on disposal and termination of operations[(iii)]	5,162	572
Loss/(gain) on disposal and impairments of property, plant and equipment	1,314	(1,304)
Gain on disposal of other investments	—	(615)
Insurance settlements, other restructuring costs and litigation claim[(iv)]	(1,156)	—
	(22,732)	(1,347)

(i) Gain on dilution of Origin Enterprises plc

In September 2006, the Group established a new operating company, Origin Enterprises plc ("Origin") and on 3 April 2007, the Group transferred its core Agri and non Lifestyle Foods businesses to Origin. During the year, management purchased ordinary shares in Origin totalling 4.7% of the then allotted share capital. On 5 June 2007, Origin allotted 33.3m shares in an initial public offering. This represented 25% of the enlarged share capital of Origin. The Group recognised a net gain on dilution of Origin of €44.2m being the difference in the proceeds received, net of costs, and the carrying amount of minority interest arising on the initial public offering.

(ii) Pension exit costs

€16.1m of costs were recorded as an exceptional item in the current year in relation to the restructuring of the IAWS Group Defined Benefit Pension Scheme (Note 26).

(iii) Loss on disposal and termination of operations

During the year a loss on disposal of operations was recognised on the disposal of assets in Power Seeds Limited, an Irish based company engaged in the business of seed assembly.

In addition a loss on termination of operations was recognised which consists primarily of provisions and impairments of property, plant and equipment made in respect of the termination of warehousing and distribution operations in the Lifestyle Foods business.

In 2006, the loss on termination of operations consisted primarily of the loss on the disposal of Premier Petfoods Limited.

(iv) Insurance settlement, other restructuring costs and litigation claim

During the year, two facilities operated by the Group suffered fire damage. Contingency plans were implemented and the impact on customers and operations was minimised. The insurance settlement represents the excess of the proceeds over the net book value of the assets destroyed and other restructuring costs incurred. The Group also recorded a charge for a litigation claim during the year.

3 Financing costs

	2007 €'000	2006 €'000
Financing income		
Interest income	(1,048)	(387)
Defined benefit pension obligations: expected return on scheme assets (Note 26)	(5,561)	(4,577)
Total financing (income)	(6,609)	(4,964)
Financing costs		
Interest payable on bank loans and overdrafts	30,480	13,407
Interest payable under finance leases	157	460
Defined benefit pension obligations: interest cost on scheme liabilities (Note 26)	4,733	4,282
Financing charge on deferred consideration	1,338	744
Total financing costs	36,708	18,893
Financing costs, net	30,099	13,929

4 Statutory and other information

Group operating profit was arrived at after charging/(crediting) the following amounts:

	2007 €'000	2006 €'000
Depreciation of property, plant and equipment		
— owned assets	32,987	27,072
— leased assets	464	559
Amortisation of intangible assets	15,927	7,100
Amortisation of government grants	(79)	(354)
Operating lease rentals		
— plant and machinery	2,218	1,526
— other	20,715	12,849
Research and development expenditure	6,483	5,900
Auditor's remuneration for audit services	1,290	974
Auditor's remuneration for non-audit services	1,617	1,197

5 Directors' emoluments and interests

Directors' emoluments and interests are given in the Report on directors' remuneration on pages 17 to 24 inclusive in this Annual Report.

6 Group share of associates and joint venture profit after tax

	Associates		*Joint venture*	
	2007 €'000	2006 €'000	2007 €'000	2006 €'000
Group share of:				
Revenue	253,132	203,030	51,820	52,900
Profit after tax	10,883	10,860	15,773	14,793

7 Employment

The average number of persons employed by the Group during the year was as follows:

	2007	*2006*
Sales and distribution	2,342	1,702
Production	2,156	1,504
Management and administration	642	588
	5,140	3,794

Aggregate employment costs of the Group are analysed as follows:

	2007	*2006*
	€'000	*€'000*
Wages and salaries	183,935	133,252
Social welfare costs	25,785	21,783
Pension costs (Note 26)		
– defined benefit schemes – statement of recognised income and expense	(9,060)	(4,811)
– defined benefit schemes – income statement*	12,594	1,796
– defined contribution schemes	2,684	2,228
Share-based payment (Note 8)	6,007	1,550
	221,945	155,798

8 Share-based payments

The Group grants equity instruments under the following plans and schemes:

- The 1997 Share Option Scheme
- The Employee Equity Participation Scheme (IAWS Long Term Incentive Plan 2006)
- The Executive Co-Investment Scheme (IAWS Long Term Incentive Plan 2006)
- The Origin Long Term Incentive Plan 2006

The general terms and conditions applicable to the equity instruments granted by IAWS Group plc and its subsidiaries under the above listed plans are addressed in the Report on directors' remuneration and in this note.

The equity instruments granted to the Group's employees under the above plans are equity-settled share-based payments as defined in IFRS 2, *Share-based Payment.* The IFRS requires that a recognised valuation methodology be employed to determine the fair value of equity instruments granted and stipulates that this methodology should be consistent with methodologies used for the pricing of financial instruments. The expense reported in the Group income statement of €6,007,000 (*2006: €1,550,000*) has been arrived at through applying a recognised valuation model.

(a) The 1997 Share Option Scheme

Impact on income statement

The measurement requirements of IFRS 2 have been implemented in respect of share options that were granted after 7 November 2002 that had not vested at the date of transition of the Company to IFRS (1 August 2005). The expense disclosed in the Group income statement relates to options granted in November 2003 and subsequent years.

	2007	*2006*
	€'000	*€'000*
Granted in FY 2004	217	867
Granted in FY 2005	—	—
Granted in FY 2006	2,185	683
	2,402	1,550

Details of options granted under the share option scheme

	2007 Weighted exercise price €	2007 Number of options	2006 Weighted exercise price €	2006 Number of options
Options outstanding at beginning of year	10.82	5,587,500	7.40	4,314,000
Granted during the year[(i)]	—	—	14.16	2,692,500
Lapsed during the year	10.98	(330,500)	7.96	(136,000)
Exercised during the year	7.42	(716,750)	6.67	(1,283,000)
Options outstanding at end of year	11.35	4,540,250	10.82	5,587,500
Exercisable at end of year	7.80	2,004,750	6.93	1,874,500

During the year, employees were not granted any options over the Company's ordinary shares.

In prior year, pursuant to the share option scheme, employees were granted options over 2,692,500 of the Company's ordinary shares. These grants comprised options over 1,320,000 shares and 1,372,500 shares which may be exercised after the expiration of three and five years, respectively, from the dates of grant of those options subject to specified EPS growth targets being achieved. All options granted have a contractual life of ten years.

(i) The weighted average share price on the date options were exercised during the year was €17.78.

Analysis of closing balance – outstanding at the end of the year

	Exercise price	Number of options 2007	Actual remaining life (years) 2007	Number of options 2006	Actual remaining life (years) 2006
Options by exercise price					
	€2.92	—	—	70,000	0.75
	€3.20	67,000	0.26	85,000	1.26
	€2.10	82,000	1.18	106,500	2.18
	€4.70	5,000	2.24	5,000	3.24
	€6.70	320,000	2.72	440,000	3.72
	€7.50	182,000	3.25	277,000	4.25
	€7.40	100,000	3.66	100,000	4.66
	€7.95	385,850	4.25	627,000	5.25
	€9.20	126,000	4.71	164,000	5.71
	€9.15	736,900	6.26	1,020,500	7.26
	€11.65	195,000	8.22	195,000	9.22
	€14.36	2,340,500	8.72	2,497,500	9.72
Total outstanding as at 31 July		4,540,250		5,587,500	

Analysis of closing balance – exercisable at end of year

	Exercise price	Number of options 2007	Actual remaining life (years) 2007	Number of options 2006	Actual remaining life (years) 2006
Options by exercise price					
	€2.92	—	—	70,000	0.75
	€3.20	67,000	0.26	85,000	1.26
	€2.10	82,000	1.18	106,500	2.18
	€4.70	5,000	2.24	5,000	3.24
	€6.70	320,000	2.72	440,000	3.72
	€7.50	182,000	3.25	277,000	4.25
	€7.40	100,000	3.66	100,000	4.66
	€7.95	385,850	4.25	627,000	5.25
	€9.20	126,000	4.71	164,000	5.71
	€9.15	736,900	6.26	—	7.26
Total exercisable as at 31 July		2,004,750		1,874,500	

The weighted average fair values assigned to options granted under the share option scheme, which were computed in accordance with a binomial valuation methodology, were as follows:

	3 year €	5 year €
Granted in FY 2004	2.49	—
Granted in FY 2005	—	—
Granted in FY 2006	2.66	3.69

The fair values of options granted under the share option scheme were determined using the following assumptions:

	FY 2006		FY 2005		FY 2004	
	3 Year	5 Year	3 Year	5 Year	3 Year	5 Year
Weighted average exercise price (€)	13.96	14.36	—	—	9.15	—
Risk-free interest rate (%)	3.58	3.82	—	—	2.00	—
Expected dividend payments over the expected life (%)	1.00	1.00	—	—	1.00	—
Expected volatility (%)	17.44	20.80	—	—	27.00	—
Expected life in years	5	7	—	—	7	—

The expected volatility was determined using the IAWS Group plc month-end share prices in respect of the three year period preceding the grant of the share options. Share options are granted at market value at the date of grant. The expected life of the options is the average period from the date of grant to the date of exercise.

Other than the assumptions listed above, no other features of option grants were factored into the determination of fair value.

There were no modifications effected to the share option scheme during the course of 2007 and 2006.

(b) The Employee Equity Participation Scheme ("EEPS")

Under the terms of the EEPS, employees are issued equity entitlements of €0.30 in the Company which will be converted into Ordinary Shares of €0.30 in the Company after the expiration of 3 years. The conversion will only occur upon the receipt of the conversion price from the employee, the happening of specified EPS targets and the employee remaining in employment.

Impact on income statement

	2007 €'000	2006 €'000
Issued in FY 2007	1,161	—
	1,161	—

Details of equity entitlements issued under the EEPS

	2007 Weighted conversion price €	2007 Number of equity entitlements
Outstanding at beginning of year	—	—
Issued during the year[(i)]	17.10	970,000
Outstanding at end of year		970,000
Convertible at end of year	—	—

(i) During the year, employees were issued 970,000 equity entitlements in the Company. All equity entitlements granted have a life of ten years.

Analysis of closing balance – outstanding at the end of the year

	Conversion price	Number of equity entitlements 2007	Actual remaining life (years) 2007
Equity entitlement by conversion price	17.10	970,000	9.62
Total outstanding as at 31 July		970,000	

Analysis of closing balance – convertible to Ordinary Shares at end of the year

No equity entitlements are convertible into Ordinary Shares at the end of the year.

The fair values of equity entitlements issued under the scheme were determined using the following assumptions:

	FY 2007
Weighted average conversion price (€)	17.10
Risk-free interest rate (%)	4
Expected dividend payments over the expected life (%)	1
Expected volatility (%)	17
Expected life in years	5.3

The expected volatility was determined using the IAWS Group plc month-end share prices in respect of the four year period preceding the grant of the equity entitlements. Equity entitlements are issued with a conversion price being the market value at the date of issue.

The expected life of the equity entitlements is the average period from the date of issue to the date of conversion. It was assumed that 20% of vested equity entitlements would be converted each year regardless of share price at conversion. In addition it was assumed that a further 60% of equity entitlements would convert provided that a minimum gain of 25% of the conversion price was achievable.

(c) The Executive Co-Investment Scheme ("ECIS")

Under the terms of the ECIS, employees are issued equity entitlements of €0.30 in the Company which will be converted into Ordinary Shares of €0.30 in the Company after the expiration of 3 years. The conversion will only occur upon the receipt of the conversion price from the employee, the happening of specified EPS targets and the employee remaining in employment.

Impact on income statement

	2007 €'000	2006 €'000
Issued in FY 2007	2,239	—
	2,239	—

Details of equity entitlements issued under the ECIS

	2007 Weighted conversion price €	2007 Number of equity entitlements
Outstanding at beginning of year	—	—
Issued during the year[(i)]	0.30	405,000
Outstanding at end of year		405,000
Convertible at end of year	—	—

(i) During the year, employees were granted 405,000 equity entitlements in the Company. All equity entitlements granted have a life of ten years.

Analysis of closing balance – outstanding at the end of the year

	Conversion price	Number of equity entitlements 2007	Actual remaining life (years) 2007
Equity entitlements by conversion price	0.30	405,000	9.62
Total outstanding as at 31 July		405,000	

Analysis of closing balance – convertible to Ordinary Shares at end of the year

No equity entitlements are convertible into Ordinary Shares at the end of the year.

The weighted average fair value assigned to equity entitlements issued under the ECIS represents the value of an ordinary share adjusted for the lost dividends between date of issue and vesting date.

(d) The Origin Long Term Incentive Plan (the "Origin Plan")

Ordinary Share Awards

Under the terms of the Origin Plan, 4,682,134 Ordinary Shares were issued to senior executives during the year. As the consideration paid for these shares equalled their fair value, no additional share based compensation charge was recorded under IFRS 2, *Share-based Payment*. To retain the Ordinary Shares issued under the terms of the Origin Plan, the senior executives must remain with Origin Enterprises plc for five years and financial targets must be achieved. If the senior executive leaves before the five year period or the financial targets are not achieved, the Ordinary Shares issued under the terms of The Origin Plan may be reacquired by Origin Enterprises plc.

Awards of other Equity Entitlements

Under the terms of the Origin Plan, employees are issued equity entitlements of €0.01 in Origin Enterprises plc which will be converted into Ordinary Shares of €0.01 in the Company after the expiration of 5 years. The conversion will only occur upon the happening of specified EPS targets and the employee remaining in employment.

Impact on income statement

	2007 €'000	2006 €'000
Issued in FY 2007	205	—
	205	—

Details of equity entitlements issued under the Origin Plan

	2007 Weighted conversion price €	2007 Number of equity entitlements
Outstanding at beginning of year	—	—
Issued during the year[(i)]	0.01	5,140,770
Outstanding at end of year		5,140,770
Convertible at end of year	—	—

(i) During the year, employees were issued 5,140,770 equity entitlements in the Company.

Analysis of closing balance – outstanding at the end of the year

	Conversion price	Number of equity entitlements 2007
Equity entitlements by conversion price	0.01	5,140,770
Total outstanding as at 31 July		5,140,770

Analysis of closing balance – convertible to Ordinary Shares at end of the year

No equity entitlements are convertible into Ordinary Shares at the end of the year.

The weighted average fair value assigned to equity entitlements issued under the Origin Plan was calculated as the fair value of an ordinary share adjusted for the lost dividends between the date of issue and the vesting date.

9 Income tax

	2007 €'000	2006 €'000
Current tax:		
Republic of Ireland:		
Corporation tax on profits for the year at 12.5% (*2006: 12.5%*)	24,109	5,848
Less: manufacturing relief	(706)	(617)
Adjustments in respect of prior years	(521)	112
Double taxation relief	—	(149)
	22,882	5,194
Overseas:		
Current tax on profit for the year	4,775	9,683
Adjustments in respect of prior years	284	(381)
	5,059	9,302
Total current tax charge	27,941	14,496
Deferred tax:		
Origination and reversal of timing differences	(2,343)	4,368
Adjustments in respect of prior years	739	(207)
Total deferred tax charge	(1,604)	4,161
Income tax expense	26,337	18,657

The deferred tax charge for the Group for the year ended 31 July 2007 reflects the impact of the legislated reduction in the UK tax rates from 30% to 28%.

Reconciliation of average effective tax rate to applicable tax rate

	2007 €'000	2006 €'000
Profit before tax	149,810	117,786
Less share of profits of associates and joint venture	(26,656)	(25,653)
	123,154	92,133
Taxation based on Irish corporate rate of 12.5% (*2006: 12.5%*)	15,394	11,517
Expenses not deductible for tax purposes	6,992	1,502
Higher rates of tax on other income	411	1,146
Higher rates of tax on overseas earnings	4,051	5,692
Adjustments in respect of prior years	502	(476)
Manufacturing relief	(706)	(617)
Utilisation of losses forward	(791)	(255)
Other items	484	148
	26,337	18,657
Movement on deferred tax asset/(liability) recognised directly in equity		
Revaluation of property transferred to investment properties	25,502	—
Relating to Group employee benefit schemes	1,095	(469)
Derivative financial instruments	(712)	(40)
	25,885	(509)

10 Dividends

Dividends paid

	2007 €'000	2006 €'000
2007 interim dividend of 7.510 cent per ordinary share, paid on 20 April 2007	9,516	—
2006 final dividend of 6.780 cent per ordinary share, paid on 2 February 2007	8,573	—
2006 interim dividend of 6.710 cent per ordinary share, paid on 21 April 2006	—	8,441
2005 final dividend of 6.052 cent per ordinary share, paid on 3 February 2006	—	7,595
Total dividends paid to equity shareholders	18,089	16,036

Proposed dividends

It is proposed that a final dividend of 7.80 cent *(2006: 6.780 cent)* per ordinary share will be paid to ordinary shareholders after the balance sheet date. These proposed dividends have not been provided for in the Group balance sheet. The final dividend is subject to approval by the Group's shareholders at the Annual General Meeting.

11 Earnings per share

Basic earnings per share

The calculation of basic earnings per share for the year ended 31 July 2007 was based on the profit for the financial year attributable to ordinary shareholders of €122,995,000 *(2006: €98,798,000)* and the weighted average number of ordinary shares outstanding during the year of 126,505,312 *(2006: 125,568,177)* calculated as follows:

	2007 €'000	2006 €'000
Profit for financial year attributable to equity shareholders	122,995	98,798
Weighted average number of ordinary shares		
Issued ordinary shares at 1 August	126,188	124,905
Effect of shares issued during the year	317	663
Weighted average number of ordinary shares for the year	126,505	125,568
Basic earnings per share	97.22 cent	78.68 cent

Diluted earnings per share

The calculation of diluted earnings per share at 31 July 2007 was based on diluted profit for the financial year attributable to ordinary shareholders of €122,964,000 (*2006: €98,798,000*) and the weighted average number of ordinary shares (diluted) outstanding during the year ended 31 July 2007 of 128,040,000 (*2006: 127,037,055*) calculated as follows:

	2007 *€'000*	*2006* *€'000*
Profit for financial year attributable to equity shareholders	122,995	98,798
Effect on minority interest share of profits due to dilutive effect of Origin equity entitlements	(31)	—
Diluted profit for financial year attributable to equity shareholders	122,964	98,798
Weighted average number of ordinary shares (diluted)		
Weighted average number of ordinary shares used in basic calculation	126,505	125,568
Effect of equity instruments with a dilutive effect	1,535	1,469
Weighted average number of ordinary shares (diluted) for the year	128,040	127,037
Diluted earnings per share	96.04 cent	77.77 cent

Adjusted basic earnings per share

	2007 *'000*	*2006* *'000*
Weighted average number of ordinary shares (basic) at 31 July	126,505	125,568

	2007 *€'000*	*2007* *Per share* *€ cent*	*2006* *€'000*	*2006* *Per share* *€ cent*
Profit for the financial year	122,995	97.22	98,798	78.68
Adjustments:				
Amortisation of intangible assets	15,927	12.59	7,100	5.65
Amortisation of related deferred tax liability	(4,406)	(3.48)	(1,749)	(1.39)
Exceptional items, net of tax	(13,909)	(10.99)	(490)	(0.39)
Adjusted basic earnings per share	120,607	95.34	103,659	82.55

Adjusted fully diluted earnings per share

	2007 *'000*	*2006* *'000*
Weighted average number of ordinary shares (diluted) at 31 July	128,040	127,037

	2007 *€'000*	*2007* *Per share* *€ cent*	*2006* *€'000*	*2006* *Per share* *€ cent*
Diluted profit for financial year attributable to equity shareholders	122,964	96.04	98,798	77.77
Adjustments:				
Amortisation of intangible assets	15,927	12.44	7,100	5.59
Amortisation of related deferred tax liability	(4,406)	(3.44)	(1,749)	(1.38)
Exceptional items, net of tax	(13,909)	(10.87)	(490)	(0.38)
Adjusted fully diluted earnings per share	120,576	94.17	103,659	81.60

12 Property, plant and equipment

31 July 2007

	Land and buildings €'000	Plant and machinery €'000	Motor vehicles €'000	Assets under construction €'000	Total €'000
Cost					
At 1 August 2006	178,074	299,953	3,424	2,089	483,540
Additions	7,455	43,465	228	50,545	101,693
Arising on acquisition (Note 31)	—	72,809	783	—	73,592
Disposals	(4,102)	(24,717)	(1,026)	—	(29,845)
Transfers to investment properties (Note 13)	(30,395)	—	—	—	(30,395)
Impairments	—	(23,038)	—	—	(23,038)
Translation adjustments	(169)	(9,621)	(20)	—	(9,810)
At 31 July 2007	150,863	358,851	3,389	52,634	565,737
Accumulated depreciation					
At 1 August 2006	29,834	142,810	2,508	—	175,152
Depreciation charge for year	4,282	28,566	603	—	33,451
Arising on acquisition (Note 31)	—	52,959	526	—	53,485
Disposals	(1,427)	(21,213)	(958)	—	(23,598)
Transfers to investment properties (Note 13)	(5,374)	—	—	—	(5,374)
Impairments	—	(20,831)	—	—	(20,831)
Translation adjustments	(124)	(2,897)	(20)	—	(3,041)
At 31 July 2007	27,191	179,394	2,659	—	209,244
Net book amounts					
At 31 July 2007	123,672	179,457	730	52,634	356,493
At 31 July 2006	148,240	157,143	916	2,089	308,388

Property, plant and equipment is stated at depreciated historic cost.

31 July 2006

	Land and buildings €'000	Plant and machinery €'000	Motor vehicles €'000	Assets under construction €'000	Total €'000
Cost					
At 1 August 2005	180,718	261,653	5,046	—	447,417
Additions	1,261	49,835	407	2,089	53,592
Arising on acquisition	622	12	—	—	634
Disposals	(4,506)	(9,022)	(2,040)	—	(15,568)
Translation adjustments	(21)	(2,525)	11	—	(2,535)
At 31 July 2006	178,074	299,953	3,424	2,089	483,540
Accumulated depreciation					
At 1 August 2005	27,617	128,436	3,786	—	159,839
Depreciation charge for year	4,203	22,889	539	—	27,631
Disposals	(1,931)	(8,364)	(1,829)	—	(12,124)
Translation adjustments	(55)	(151)	12	—	(194)
At 31 July 2006	29,834	142,810	2,508	—	175,152
Net book amounts					
At 31 July 2006	148,240	157,143	916	2,089	308,388
At 31 July 2005	153,101	133,217	1,260	—	287,578

Assets held under finance leases

The net book value in respect of assets held under finance leases and accordingly capitalised in property, plant and equipment is as follows:

	Buildings €'000	Pland and equipment €'000	Total €'000
At 31 July 2007	4,415	—	4,415
At 31 July 2006	5,001	141	5,142

Future purchase commitments at 31 July 2007 for property, plant and equipment

	2007 €'000	2006 €'000
Contracted but not provided for in the financial statements	134,512	3,420
Authorised by the directors but not contracted for	24,925	3,200
Total	159,437	6,620

13 Investment properties

	2007 €'000
Balance at beginning of financial year	—
Transfer from property, plant and equipment (Note 12)	25,021
Revaluation	140,129
Other	323
Balance at end of financial year	165,473

Investment properties, principally comprising land located in Ireland, are held for capital appreciation.

During the year, the Group conducted a review of its property portfolio, and transferred four sites with a carrying amount of €25,021,000 to investment properties. The Group determined that these properties have significant development potential and are located in areas destined for future development and regeneration.

An independent valuations expert conducted a valuation of the properties, which valued them at €165 million, resulting in the recognition of revaluation gains and deferred tax amounting to €140,129,000 and €25,502,000, respectively. The valuation was on the basis of market value and complies with the requirements of the Valuation and Appraisal Standards (the Red Book) issued under the auspices of the Society of Chartered Surveyors. Market value represents the figure that would appear in a hypothetical contract of sale between a willing buyer and a willing seller in an arms length transaction.

14 Goodwill and intangible assets

31 July 2007

		Intangible assets			
	Goodwill	Customer related	Brand	Computer realated	Total
	€'000	€'000	€'000	€'000	€'000
Cost					
At 1 August 2006	258,735	26,585	48,229	18,150	351,699
Arising on acquisition (Note 31)	288,828	115,628	69,422	13,825	487,703
Additions	—	—	12,984	1,335	14,319
Disposals	—	—	—	(791)	(791)
Other	(488)	—	—	(460)	(948)
Translation adjustments	(15,735)	(4,824)	(2,897)	(630)	(24,086)
At 31 July 2007	531,340	137,389	127,738	31,429	827,896
Accumulated amortisation					
At 1 August 2006	—	3,629	5,759	8,287	17,675
Arising on acquisition (Note 31)	—	—	—	11,625	11,625
Amortisation	—	6,741	5,702	3,484	15,927
Disposals	—	—	—	(791)	(791)
Other	—	—	—	(181)	(181)
Translation adjustments	—	(189)	(103)	(548)	(840)
At 31 July 2007	—	10,181	11,358	21,876	43,415
Net book amounts					
At 31 July 2007	531,340	127,208	116,380	9,553	784,481
At 31 July 2006	258,735	22,956	42,470	9,863	334,024

31 July 2006

	Goodwill €'000	Intangible assets: Customer related €'000	Brand €'000	Computer realated €'000	Total €'000
Cost					
At 1 August 2005	259,013	26,585	47,447	13,536	346,581
Arising on acquisition	1,862	—	—	—	1,862
Additions	—	—	782	4,694	5,476
Disposals	—	—	—	(48)	(48)
Revision to deferred consideration	124	—	—	—	124
Translation adjustments	(2,264)	—	—	(32)	(2,296)
At 31 July 2006	258,735	26,585	48,229	18,150	351,699
Accumulated amortisation					
At 1 August 2005	—	1,414	2,623	6,516	10,553
Amortisation	—	2,215	3,136	1,749	7,100
Disposals	—	—	—	(29)	(29)
Translation adjustments	—	—	—	51	51
At 31 July 2006	—	3,629	5,759	8,287	17,675
Net book amounts					
At 31 July 2006	258,735	22,956	42,470	9,863	334,024
At 31 July 2005	259,013	25,171	44,824	7,020	336,028

The useful lives of all intangible assets are finite and range from 5 to 25 years depending on the nature of the asset.

Impairment testing on goodwill

No impairment losses have been recognised in respect of the Group's cash generating units in the years ended 31 July 2007 and 2006.

The recoverable amounts of cash generating units are based on value in use calculations. Those calculations use cash flow projections based on expected future operating results and cash flows. The cash flow projections are based on current operating results of the individual cash generating units and a conservative assumption regarding future organic growth. For the purposes of the calculation of value in use, the cash flows are projected over a 5 year period with additional cash flows in subsequent years calculated using a terminal value methodology, unless a shorter period is appropriate to the circumstances of a particular cash generating unit. The cash flows are discounted using appropriate risk adjusted discount rates averaging 8.12% (*2006: 8.37%*), reflecting the risk associated with the individual future cash flows and the risk free rate. Included in investment in joint venture and associates is goodwill with a carrying amount of €42,796,000 (*2006: €44,657,000*). This goodwill is subject to annual impairment testing on a similar basis to the goodwill arising in the Group's subsidiaries. Any adverse change in the expected future operational results and cash flows may result in the value in use being less that the carrying value of a business unit and would require that the carrying value of the business unit be impaired and stated at the greater of the value in use or the recoverable amount of the business unit.

Key assumptions include management's estimates of future profitability, replacement capital expenditure requirements, trade working capital investment needs and tax considerations. The term of the discounted cashflow model is a significant factor in determining the fair value of the cash-generating units. The term has been arrived at taking account of the Group's strong financial position, its established history of earnings growth and cash flow generation and its proven ability to pursue and integrate value enhancing acquisitions.

The carrying amount of goodwill is made up primarily of goodwill attributed to cash generating units within the Food Europe and Food North America businesses. Goodwill of €89.8m has been allocated to Groupe Hubert, a cash generating unit within the Food Europe business. Goodwill of €58m has been allocated to La Brea Bakeries and €288.4m has been allocated to Otis Spunkmeyer Inc., both cash generating units within the Food North America business.

15 Investments in associates and joint venture

31 July 2007

	Associates		*Joint venture*		
	Share of net assets €'000	*Goodwill €'000*	*Share of net assets €'000*	*Goodwill €'000*	*Total €'000*
At 1 August 2006	55,440	38,204	59,124	6,453	159,221
Share of profits after tax	10,883	—	15,773	—	26,656
Dividends received	(1,759)	—	(16,241)	—	(18,000)
Gains/(losses) recognised directly through equity	5,212	—	(28)	—	5,184
Translation adjustments	(1,850)	(1,833)	(345)	(28)	(4,056)
At 31 July 2007	67,926	36,371	58,283	6,425	169,005
31 July 2006					
At 1 August 2006	36,052	14,282	59,496	6,257	116,087
Investments	10,513	24,548	—	—	35,061
Share of profits after tax	10,860	—	14,793	—	25,653
Dividends received	(2,451)	—	(16,667)	—	(19,118)
Gains recognised directly through equity	524	—	—	—	524
Translation adjustments	(58)	(626)	1,502	196	1,014
At 31 July 2006	55,440	38,204	59,124	6,453	159,221

The amounts included in these financial statements in respect of the income and expenses of associates and joint venture are taken from their latest financial statements prepared up to their respective year ends together with management accounts for the intervening periods to the Group's year end. Hiestand Holding AG, included within associates, and the joint venture, Cillryan's Bakery Limited, have year ends of 31 December.

The share price of Hiestand Holding AG, which is accounted for using the equity method of accounting, was €1,311 per share at 31 July 2007.

The investment in associates and joint venture (including goodwill) is analysed as follows:

31 July 2007

	Associates €'000	*Joint venture* €'000	*Total* €'000
Non current assets	97,240	49,904	147,144
Current assets	67,616	19,215	86,831
Non current liabilities	(45,245)	(3,760)	(49,005)
Current liabilities	(51,685)	(7,076)	(58,761)
Net assets	67,926	58,283	126,209
Goodwill	36,371	6,425	42,796
At 31 July 2007	104,297	64,708	169,005

31 July 2006

	Associates €'000	*Joint venture* €'000	*Total* €'000
Non current assets	46,555	48,471	95,026
Current assets	53,736	19,564	73,300
Non current liabilities	(23,957)	(4,701)	(28,658)
Current liabilities	(20,894)	(4,210)	(25,104)
Net assets	55,440	59,124	114,564
Goodwill	38,204	6,453	44,657
At 31 July 2006	93,644	65,577	159,221

16 Other investments

	2007 €'000	*2006* €'000
Balance at 1 August	203	242
Disposal	—	(40)
Translation adjustment	1	1
Balance at 31 July	204	203

17 Inventory

	2007 €'000	*2006* €'000
Raw materials	37,433	12,035
Finished goods	96,543	73,020
Consumable stores	3,670	3,484
Total inventory at the lower of cost and net realisable value	137,646	88,539

18 Trade and other receivables

	2007 €'000	2006 €'000
Trade receivables	181,144	160,767
Trade receivables due from associates	1,420	1,149
VAT recoverable	8,485	5,451
Other receivables	49,402	38,811
	240,451	206,178

A total expense of €1,365,000 (*2006: €556,000*) was recognised in the income statement arising from impairment of trade receivables.

19 Trade and other payables

	2007 €'000	2006 €'000
Non current		
Other payables	350	345
Current		
Trade payables	171,723	159,280
Trade payables due to associates and joint venture	1,351	975
Accruals and other payables	203,099	133,073
Income tax and social welfare	3,387	3,090
Value added tax	3,505	3,152
	383,065	299,570

Non current payables are due entirely within five years.

20 Provisions

Provisions comprise the net present value of the amounts expected to be payable in respect of deferred consideration. Residual deferred consideration is due entirely within 5 years.

	2007 €'000	2006 €'000
Non current		
Balance at 1 August	28,878	31,632
Arising on acquisition	15,537	—
Discounting charge	1,338	744
Reclassified to current	—	(3,481)
Translation adjustment	(664)	(17)
Balance at 31 July	45,089	28,878
Current		
Balance at 1 August	4,142	4,983
Payment of deferred consideration	(3,571)	(3,988)
Revision to estimate in respect of previous transactions	(571)	(334)
Reclassified from non current	—	3,481
Balance at 31 July	—	4,142

21 Cash and cash equivalents

In accordance with IAS 7, *Cash Flow Statements*, cash and cash equivalents comprise cash balances held for the purposes of meeting short-term cash commitments and investments which are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Bank overdrafts are included within current interest bearing borrowings in the Group balance sheet.

	2007	*2006*
	€'000	*€'000*
Cash at bank and in hand	86,059	74,556
Bank overdrafts (Note 22)	(37,555)	(4,758)
Included in the Group cash flow statement	48,504	69,798

Cash at bank and in hand earns interest at floating rates based on daily deposit bank rates. Short-term deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

22 Interest bearing loans and borrowings

The Group policy is to fix a substantial proportion of the Group's medium to long term exposure to interest rates. To achieve this objective, the Group enters into interest rate swaps with a view to changing interest receivable or payable on the Group's underlying cash and borrowings from variable to fixed rates. In addition, the Group has also issued fixed rate private debt. The Group policy is to maintain between 40% and 70% of overall Group average annual borrowings at fixed rates of interest.

During the year, the Group completed a US$450 million Guaranteed Senior Note Private Placement (the "Notes") with UK and US institutions. The Notes have a weighted average tenor of 9.2 years and bear a fixed rate of interest of 5.82% which is payable semi-annually.

Interest bearing loans and borrowings were as follows at 31 July:

	2007	*2006*
	€'000	*€'000*
Bank loans and overdrafts	563,057	288,131
Finance leases	2,585	2,950
Interest bearing loans and borrowings	565,642	291,081
Included in current liabilities in the Group balance sheet		
Bank overdrafts (Note 21)	37,555	4,758
Finance leases	403	378
Current interest bearing loans and borrowings	37,958	5,136
Non current interest bearing loans and borrowings	527,684	285,945

There is no significant difference between the book values and fair values of interest bearing loans and borrowings.

Guarantees

All Group borrowings are secured by guarantees from IAWS Group plc and cross guarantees from various companies within the Group. The Group treats these guarantees as insurance contracts and accounts for them as such.

Repayment schedule – loans and overdrafts

	2007 €'000	2006 €'000
Within one year	37,555	4,758
Between one and two years	361	842
Between two and three years	—	—
Between three and four years	—	—
Between four and five years	196,889	282,531
After five years	328,252	—
Loans and overdrafts	563,057	288,131

Repayment schedule – finance leases

Within one year	403	378
Between one and two years	399	376
Between two and three years	422	398
Between three and four years	446	421
Between four and five years	470	445
After five years	445	932
Finance leases	2,585	2,950

Borrowing facilities

Various borrowing facilities are available to the Group. The undrawn committed facilities available as at 31 July 2007 and 31 July 2006, in respect of which all conditions precedent had been met, expire as follows:

Within one year	—	—
Between one and two years	—	—
Between two and five years	699,964	152,469
After five years	—	—
	699,964	152,469

Currency profile of interest bearing loans and borrowings

All of the Group's interest bearing loans are borrowed by Group companies whose functional currency is either euro or US dollar. The carrying amounts of the Group's total interest bearing loans and borrowings are denominated in the following currencies:

	2007 €'000	2006 €'000
Euro	114,758	87,305
Sterling	5,350	25,068
US dollar	328,498	94,697
CAD dollar	16,311	24,396
Swiss franc	100,725	59,615
	565,642	291,081

The Group's debt bears both floating and fixed rates of interest per the original contract. Certain floating rate debt has been hedged into fixed rate debt through the use of interest rate swaps as identified below:

	Floating rate debt €'000	Impact of derivative financial instruments €'000	Fixed rate debt €'000
Hedged interest bearing liabilities denominated in:			
Euro	50,000	(730)	49,270
CAD dollar	16,311	(4)	16,307
	66,311	(734)	65,577
Unhedged interest bearing liabilities			
Bank overdrafts	37,555		
Finance leases	2,585		
Fixed rate loans	328,252		
Variable rate loans	130,939		
Interest bearing liabilities	565,642		

23 Derivative and other financial instruments

Disclosures in accordance with IAS 32 and IAS 39

Risk exposures

The Group's international operations expose it to different financial risks that include foreign exchange rate risks, credit risks, liquidity risks, commodity price risks and interest rate risks. The Group has a risk management programme in place which seeks to limit the impact of these risks on the financial performance of the Group. The Board has determined the policies for managing these risks. It is the policy of the Board to manage these risks in a non-speculative manner.

Foreign exchange risk

In addition to the Group's operations carried out in euro-zone economies, it also has significant operations in the UK and North America. As a result the Group balance sheet is exposed to currency fluctuations including, in particular, sterling and US dollar movements. The Group manages its balance sheet having regard to the currency exposures arising from its assets being denominated in a wide range of currencies. To this end, where foreign currency assets are funded by borrowing, such borrowing is generally sourced in the currency of the related assets. The Group also hedges a portion of its currency exposure through the use of currency swaps. Transactional exposures arise from sales or purchases by an operating unit in currencies other than the unit's functional currency. The Group requires all its operating units to use forward currency contracts to eliminate the currency exposures on certain foreign currency purchases. The forward currency contracts must be in the same currency as the hedged item.

Credit risk

The Group has detailed procedures for monitoring and managing the credit risk related to its trade receivables.

Interest rate risk

The Group's debt bears both floating and fixed rates of interest per the original contracts. The Group's policy is to maintain between 40% and 70% of overall Group average annual borrowings at fixed rates. This is achieved through the issuing of fixed rate debt or the use of interest rate swaps.

Commodity price risk

The Group purchases and sells certain commodities for its own use and uses derivative contracts to protect itself from movements in price other than exchange differences.

Liquidity risk

The Group's objective is to maintain a balance between flexibility and continuity of funding. The Group's policy is that not more than 40% of total bank borrowing facilities should mature in any proceeding twelve month period. 93% of the Group's total borrowings at the year end will mature between two and twelve years.

Short-term flexibility is achieved through the availability of overdraft facilities totalling €96m. The Group has syndicated loan facilities totalling €950m as well as a US$450m private placement facility.

Accounting for derivatives and hedging activities

The fair value of derivative financial assets and liabilities at the balance sheet date is set out in the following table:

	2007		*2006*	
	Assets €'000	*Liabilities €'000*	*Assets €'000*	*Liabilities €'000*
Cash flow hedges				
Currency forward contracts	—	3,845	—	647
Interest rate swaps	734	—	1,532	—
Not designated as hedges	—	100	—	100
At 31 July 2007	734	3,945	1,532	747

Cash flow hedges

Cash flow hedges are those of highly probable forecasted future income or expenses. In order to qualify for hedge accounting, the Group is required to document the relationship between the item being hedged and the hedging instrument and demonstrate, at inception, that the hedge relationship will be highly effective on an ongoing basis. The hedge relationship must be tested for effectiveness on subsequent reporting dates.

Not designated as hedges

In 2006 the Group entered into an agreement with the Co-Founder of Cuisine de France, Ronan McNamee, under which he has been granted the option to take ownership of a Group subsidiary which currently owns facilities and land at Tallaght. The option cannot be exercised before the year ending 31 July 2009. If the option is exercised, the amount paid to acquire the subsidiary will equate to €48 million plus 50% of the increase in the market value of the land at the date of exercise. As at 31 July 2007, the fair value of the option is not significantly different from its carrying amount.

Effective interest rates

In respect of interest bearing liabilities, the following table sets out the effective interest rates at 31 July:

	2007		*2006*	
	Carrying amount €'000	*Effective interest rate %*	*Carrying amount €'000*	*Effective interest rate %*
Interest bearing borrowings	525,502	5.16	283,373	3.85
Bank overdrafts	37,555	4.87	4,758	4.07
Finance lease liabilities	2,585	5.72	2,950	5.20
At 31 July	565,642	5.14	291,081	3.87

There are no significant differences between the book values and fair values of other financial assets or liabilities.

24 Government grants

	2007 €'000	2006 €'000
At 1 August	3,006	3,359
Translation adjustment	2	1
	3,008	3,360
Released to Group income statement	(79)	(354)
At 31 July	2,929	3,006

25 Deferred tax

The deductible and taxable temporary differences at the balance sheet date in respect of which deferred tax has been recognised are analysed as follows:

	2007 €'000	2006 €'000
Deferred tax assets (deductible temporary differences)		
Pension related	1,811	1,844
Financing related	3,156	678
Property, plant and equipment	323	569
Employee compensation	2,405	2,815
Other deductible temporary differences	6,994	2,568
Total	14,689	8,474
Deferred tax liabilities (taxable temporary differences)		
Pension related	(269)	—
Property, plant and equipment	(31,049)	(27,319)
Investment properties	(25,502)	—
Intangible assets	(90,155)	(22,362)
Financing related	—	(128)
Other	(66)	(93)
Total	(147,041)	(49,902)

Movement in temporary differences, during the year, were as follows:

2007

	Property, plant & equipment €'000	*Investment properties €'000*	*Intangible assets €'000*	*Employee compensation €'000*	*Pension related €'000*	*Financing related €'000*	*Other €'000*	*Total €'000*
At 1 August	(26,750)	—	(22,362)	2,815	1,844	550	2,475	(41,428)
Recognised in Group income statement	(4,787)	—	4,092	(2,405)	835	2,101	1,768	1,604
Recognised in Group statement of recognised income and expense	—	(25,502)	—	—	(1,095)	712	—	(25,885)
Arising on acquisition	(731)	—	(74,361)	2,060	—	—	2,756	(70,276)
Foreign exchange and other	1,542	—	2,476	(65)	(42)	(207)	(71)	3,633
At 31 July	(30,726)	(25,502)	(90,155)	2,405	1,542	3,156	6,928	(132,352)

2006

	Property, plant & equipment €'000	*Intangible assets €'000*	*Employee compensation €'000*	*Pension related €'000*	*Financing related €'000*	*Other €'000*	*Total €'000*
At 1 August	(27,464)	(23,451)	2,731	4,868	1,057	5,503	(36,756)
Recognised in Group income statement	646	1,042	90	(2,545)	(377)	(3,017)	(4,161)
Recognised in Group statement of recognised income and expense	—	—	—	(469)	(129)	—	(598)
Foreign exchange and other	68	47	(6)	(10)	(1)	(11)	87
At 31 July	(26,750)	(22,362)	2,815	1,844	550	2,475	(41,428)

26 Retirement benefit obligations

The Group operates a number of pension schemes, comprising three defined benefit schemes and a number of defined contribution schemes, with assets held in separate trustee-administered funds.

As at 31 July 2007, IAWS Group plc is the principal employer of the main IAWS Group Defined Benefit Pension Scheme (the "Scheme"). A number of the Origin Enterprises plc ("Origin") businesses participate in the Scheme. Following the formation of Origin, a plan to restructure the Scheme was approved and was in the final steps of implementation at year end. On completion of the plan, Origin will replace IAWS Group plc as principal employer, at which stage the scheme will only include active members employed by Origin and the current deferred members of the scheme. All non-Origin members will be transferred to a new defined contribution scheme. In addition, during the year, the Trustees purchased annuities for the Scheme's existing pensioners. This extinguished the Group's liability in the Scheme relating to those pensioners.

An amount of €16,145,000 has been recorded in the Group income statement within exceptional items in relation to the above restructuring.

Under IAS 19, *Employee Benefits* the total deficit in the Group's defined benefit scheme, including the main scheme, at 31 July 2007 was €6,459,000 (*2006: €6,566,000*). During the year, the Board approved the funding of the Group pension scheme deficit.

The pension cost expensed in the income statement for the year in respect of the Group's defined benefit schemes was €12,594,000 (*2006: €1,796,000*) and €2,684,000 (*2006: €2,228,000*) in respect of the Group's defined contribution schemes.

Employee benefits included in the Group balance sheet comprises the following:

	2007 €'000	2006 €'000
Deficit in defined benefit schemes	6,459	6,566
Other[(a)]	2,246	2,310
Total	8,705	8,876

(a) In 1989, a provision was made to meet pension fund deficiencies in subsidiaries acquired, mostly relating to unfunded pensions. The residual actuarial deficit of €2.2m is being paid over the remaining lifetime of the pensioners.

The valuations of the defined benefit schemes used for the purposes of the following disclosures are those of the most recent actuarial valuations carried out from 1 March 2004 to 1 January 2006 and updated to 31 July 2007 by an independent, qualified actuary. The valuations have been performed using the projected unit method.

The main assumptions used by the actuary were as follows:

	2007	2006
Rate of increase in salaries	4.01%	4.01%
Rate of increases in pensions in payment and deferred benefits	2.06%	2.06%
Discount rate in scheme liabilities	5.50%	5.00%
Inflation rate	2.06%	2.06%

Assumptions regarding future mortality experience are set based on advice from published statistics and experience. The average life expectancy in years of a pensioner retiring at age 65 is as follows:

	2007	2006
Male	20.2	20.2
Female	23.2	23.2

The expected long term rate of return on the assets of the schemes were:

	2007	2006
Equities	7.75%	7.30%
Bonds	4.40%	3.90%
Property	7.00%	6.70%
Other	3.00%	3.00%

Net pension liability

	2007 €'000	2006 €'000
Market value of scheme assets:		
Equities	39,751	60,811
Bonds	3,354	19,039
Property	6,285	5,345
Other	279	4,132
Total market value of assets	49,669	89,327
Present value of scheme liabilities	(56,128)	(95,893)
Deficit in the schemes	(6,459)	(6,566)
Related deferred tax asset	1,542	1,537
Net pension liability	(4,917)	(5,029)

Movement in the fair value of scheme assets

	2007 €'000	2006 €'000
Fair value of assets at 1 August	89,327	67,878
Expected return on scheme assets	5,561	4,577
Employer contributions	3,641	1,466
Special employer contribution	—	23,496
Employee contributions	499	516
Transfers	(580)	(5,087)
Purchase of annuities	(48,981)	—
Benefit payments	(4,789)	(2,214)
Experience adjustment on scheme assets	4,991	(1,305)
Fair value of assets at 31 July	49,669	89,327

Movement in the present value of scheme obligations

	2007 €'000	2006 €'000
Value of scheme obligations at 1 August	(95,893)	(102,421)
Current service cost	(1,389)	(2,091)
Past service cost	(401)	—
Interest on scheme obligations	(4,733)	(4,282)
Employee contributions	(499)	(516)
Transfers	580	5,087
Benefit payments	4,789	2,214
Purchase of annuities	48,981	—
Settlement costs relating to the purchase of annuities	(11,632)	—
Experience adjustment on scheme liabilities	(538)	(1,066)
Effect of changes in actuarial assumptions	4,607	7,182
Value of scheme obligations at 31 July	(56,128)	(95,893)

Movement in net liability recognised in the balance sheet

	2007 €'000	2006 €'000
Net liability in schemes at 1 August	(6,566)	(34,543)
Current service cost	(1,389)	(2,091)
Past service cost	(401)	—
Contributions	3,641	24,962
Other finance income	828	295
Actuarial gain	9,060	4,811
Settlement costs relating to the purchase of annuities	(11,632)	—
Net liability in schemes at 31 July	(6,459)	(6,566)

Analysis of defined benefit expense recognised in the Group income statement

	2007 €'000	2006 €'000
Current service cost	1,389	2,091
Past service cost	401	—
Settlement costs relating to the purchase of annuities	11,632	—
Non financing expense recognised in Group income statement	13,422	2,091
Expected return on scheme assets	(5,561)	(4,577)
Interest cost on scheme liabilities	4,733	4,282
Included in financing costs	(828)	(295)
Net charge to Group income statement	12,594	1,796
Actual return on pension scheme assets	10,552	3,272

Defined benefit pension expense recognised in the Group statement of recognised income and expense

	2007 €'000	2006 €'000
Actual return less expected return on scheme assets	4,991	(1,305)
Experience losses on scheme liabilities	(538)	(1,066)
Changes in demographic and financial assumptions	4,607	7,182
Actuarial gain	9,060	4,811
Deferred tax effect of actuarial gain	(1,095)	(469)
Actuarial gain recognised in Statement of recognised income and expense	7,965	4,342

The cumulative gain recognised in the statement of recognised income and expense since the date of transition to IFRS (1 August 2004) is €4,175,000.

History of experience gains and losses:

	2007	2006
Difference between expected and actual return on assets		
– Amount (€'000)	4,991	(1,305)
– % of scheme assets	10.0%	(1.5%)
Experience losses on scheme liabilities		
– Amount (€'000)	(538)	(1,066)
– % of scheme liabilities	(1.0%)	(1.1%)
Total actuarial gain recognised in statement of recognised income and expense		
– Amount (€'000)	9,060	4,811
– % of scheme liabilities	16.1%	5.2%

27 Share capital

	2007 '000	2007 €'000	2006 '000	2006 €'000
Authorised				
Ordinary shares of 30 cent each (i)	228,000	68,400	228,000	68,400
8.5% cumulative redeemable convertible preference shares of €1.20 each (ii)	—	—	15,000	18,000
Deferred convertible ordinary shares of 30 cent each (iii)	15,000	4,500	—	—
Total	243,000	72,900	243,000	86,400

	2007 '000	2007 €'000	2006 '000	2006 €'000
Ordinary shares of 30 cent each Allotted, called up and fully paid				
At 1 August	126,188	37,856	124,905	37,471
Issued on exercise of options	717	215	1,283	385
Total	126,905	38,071	126,188	37,856

	2007 '000	2007 €'000	2006 '000	2006 €'000
Deferred Convertible Ordinary Shares of 30 cent each – Allotted, partially called and paid up				
Issued during the year (iii)	1,375	103	—	—

(i) Ordinary shareholders are entitled to dividends as declared and each ordinary share carries equal voting rights at meetings of the Company.

(ii) During the year, the 8.5% cumulative redeemable convertible preference shares of €1.20 each were cancelled.

(iii) During the year, the authorised share capital of the Company was increased by the creation of 15,000,000 Deferred Convertible Ordinary Shares. The holders of the Deferred Convertible Ordinary Shares are not entitled to dividends and have no voting rights at meetings of the Company.

28 Statement of changes in shareholders' equity

31 July 2007

	Share premium €'000	Cash flow hedge reserve €'000	Reval-uation reserve €'000	Share-based payment reserve €'000	Other reserves €'000	Foreign currency translation reserve €'000	Retained earnings €'000	Total €'000
At 1 August 2006	51,899	735	—	3,067	3,198	(630)	381,701	439,970
Foreign exchange translation	—	—	—	—	—	(4,063)	—	(4,063)
Group and associate defined benefit pension schemes	—	—	—	—	—	—	12,594	12,594
Deferred tax on Group defined benefit pension schemes	—	—	—	—	—	—	(1,095)	(1,095)
Gains relating to Group and associate cash flow hedges	—	(1,952)	—	—	—	—	—	(1,952)
Deferred tax relating to cash flow hedges	—	712	—	—	—	—	—	712
Revaluation of investment properties	—	—	140,129	—	—	—	—	140,129
Deferred tax relating to revaluation of investment properties	—	—	(25,502)	—	—	—	—	(25,502)
Profit for the period	—	—	—	—	—	—	123,473	123,473
Issue of ordinary shares	5,102	—	—	—	—	—	—	5,102
Share-based payments	—	—	—	6,007	—	—	—	6,007
Dividends paid	—	—	—	—	—	—	(18,089)	(18,089)
Share of associates' other reserve movements	—	—	-	—	—	1,684	—	1,684
	57,001	(505)	114,627	9,074	3,198	(3,009)	498,584	678,970
Changes in equity attributable to minority interests								(1,047)
Shareholders' equity at 31 July 2007								677,923

31 July 2006

	Share premium €'000	Cash flow hedge reserve €'000	Share-based payment reserve €'000	Other reserves €'000	Foreign currency translation reserve €'000	Retained earnings €'000	Total €'000
At 1 August 2005	43,745	—	1,517	3,198	(1,097)	294,597	341,960
Impact of adoption of IAS 32 and IAS 39	—	711	—	—	—	—	711
Related deferred tax	—	(89)	—	—	—	—	(89)
At 1 August 2005, adjusted	43,745	622	1,517	3,198	(1,097)	294,597	342,582
Foreign exchange translation	—	—	—	—	(57)	—	(57)
Group and associate defined benefit pension schemes	—	—	—	—	—	4,811	4,811
Deferred tax on Group defined benefit schemes	—	—	—	—	—	(469)	(469)
Gains relating to Group and associate cash flow hedges	—	174	—	—	—	—	174
Deferred tax relating to cash flow hedges	—	(40)	—	—	—	—	(40)
Profit for the period	—	—	—	—	—	99,129	99,129
Issue of ordinary shares	8,154	—	—	—	—	—	8,154
Share-based payments	—	—	1,550	—	—	—	1,550
Dividends paid	—	—	—	—	-	(16,036)	(16,036)
Share of associates' other reserve movements	—	—	—	—	524	—	524
At 31 July 2006	51,899	756	3,067	3,198	(630)	382,032	440,322
Changes in equity attributable to minority interests							(352)
Shareholders' equity at 31 July 2006							439,970

Other reserves

These reserves comprise €2,118,000 relating to a capital conversion reserve which arose on the renominalisation of the Group's share capital following the introduction of the euro as well as €1,080,000 of other non-distributable reserves.

Share-based payment reserve

This reserve comprises amounts credited to reserves in connection with equity awards less the effect of any exercises of such awards.

Cash flow hedge reserve

The cash flow hedge reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Foreign currency translation reserve

The translation reserve comprises all foreign exchange differences from 1 August 2004, arising from the translation of the net assets of the Group's non-euro denominated operations, including the translation of the profits of such operations from the average exchange rate for the year to the exchange rate at the balance sheet date, net of hedging.

Revaluation reserve

The revaluation reserve relates to revaluation surpluses arising on revaluations of investment property.

29 Minority interest

	2007	*2006*
	€'000	*€'000*
Balance at 1 August	2,910	3,924
Share of profit after tax for the year	478	331
Share of income recognised directly in equity	569	21
Arising on dilution of Origin	47,043	—
Repurchase of minority interest	(393)	(1,366)
Other	24	—
Balance at 31 July	50,631	2,910

During the years ended 31 July 2007 and 2006, the Group repurchased a minority interest held in a subsidiary of the Food Europe business.

30 Commitments under operating leases

Non-cancellable operating lease rentals are payable as set out below. These amounts represent minimum future lease payments, in aggregate, that the Group is required to make under existing lease agreements.

	2007	*2006*
	€'000	*€'000*
Operating leases which expire:		
Within one year	4,997	6,908
In two to five years	28,946	9,185
After more than five years	26,503	5,092
Balance at 31 July	60,446	21,185

31 Acquisitions

On 2 November 2006, the Group completed the acquisition of 100% of Otis Spunkmeyer Holdings, Inc. ("Otis"), a leading US specialty baked goods business.

Details of net assets acquired and goodwill arising from the business combination are as follows:

	Acquiree's carrying amount €'000	*Fair value adjustments €'000*	*Provisional fair value €'000*
Net assets acquired:			
Property, plant and equipment	20,860	(753)	20,107
Intangible assets	56,042	131,208	187,250
Inventory	27,886	647	28,533
Trade and other receivables	50,406	(543)	49,863
Trade and other payables	(33,481)	(10,105)	(43,586)
Deferred tax	(18,009)	(52,267)	(70,276)
Derivative liabilities	(766)	—	(766)
Corporation tax	1,047	(238)	809
Net assets acquired			171,934
Goodwill arising on acquisition			288,364
Consideration			460,298
Satisfied by:			
Cash consideration, net			439,546
Bank overdraft acquired			2,903
Deferred purchase consideration			15,537
Accrued acquisition expenses			2,312
			460,298

Post acquisition revenues and operating profit relating to Otis Spunkmeyer amounted to €220,130,000 and €22,147,000, respectively. Goodwill arising on the acquisition of Otis reflects the strategic positioning of the Group in North America.

The Group also acquired holdings in a Food Europe business previously held by third parties. The Group recorded goodwill of €464,000 on the purchase of this minority interest.

32 Contingent liabilities

	2007 €'000	*2006 €'000*
(a) Government grants repayable if grant conditions are not met	3,910	3,910

(b) In order to avail of the exemption under Section 17 of the Companies (Amendment) Act, 1986 the Group has guaranteed the liabilities of certain of its subsidiaries registered in Ireland. Where the Group has entered into financial guarantee contracts to guarantee the indebtedness of such subsidiaries, the Group considers these to be insurance contracts and accounts for them as such. The Group treats the guarantee contract as a contingent liability until such time as it becomes probable that that the Group will be required to make a payment under the guarantee.

(c) The Group and its subsidiaries have given composite guarantee and indemnity to secure obligations of fellow subsidiary undertakings on all sums due: €1,047,000,000 in respect of bank loans, advances and overdrafts, $450,000,000 in respect of the US dollar private placement and €20,000,000 in respect of guarantee and trade finance facilities. The Group considers these to be insurance contracts and accounts for them as such.

33 Related party transactions

In the normal course of business, the Group undertakes arm's length transactions with its associates, joint venture and other related parties. Included in sale of goods below are sales to associates of €71,164,000. A summary of transactions with these related parties during the year are as follows:

	2007	*2006*
	€'000	*€'000*
Sale of goods	72,517	70,969
Purchase of goods	(7,894)	(5,903)
Provision of services	325	596
Receiving of services	(5,091)	(5,013)

The trading balances owing to the Group from related parties were €3,845,000 *(2006: €4,243,000)* and the trading balances owing from the Group to these related parties were €1,949,000 *(2006: €7,769,000)*.

Compensation of key management personnel

For the purposes of the disclosure requirements of IAS 24, *Related Party Disclosures*, the term "key management personnel" (i.e. those persons having authority and responsibility for planning, directing and controlling the activities of the Group) comprises the Board of Directors, which manages the business and affairs of the Group. Full disclosure in relation to the compensation entitlements of the Board of Directors is provided in the Report on directors' remuneration set out on pages 27 to 33 of the Annual Report and Accounts of IAWS Group plc published on 24 September 2007.

34 Subsequent events

On 30 August 2007, Origin Enterprises plc completed the acquisition of the 50% interest in the Odlum Group ("Odlums") not already owned for a consideration of €35m plus the assumption of related bank debt in Odlums of approximately €22m. Odlums has been accounted for as an associate for the year ended 31 July 2007. The information required by paragraph 67 of IFRS 3, *Business Combinations* has not been disclosed in this annual report due to the proximity between the date of the completion of the acquisition and the date of approval of the Group financial statements.

35 Significant subsidiaries

A list of all of the Group's principal subsidiary undertakings as at 31 July 2007 is provided on pages 105 to 107 of the Annual Report and Accounts of IAWS Group plc published on 24 September 2007.

36 Approval of consolidated financial statements

These financial statements were approved by the Board on 24 September 2007.

Independent auditor's report to the members of IAWS Group, plc

We have audited the Group and Company financial statements (the "financial statements") of IAWS Group, plc for the year ended 31 July 2007, which comprise the Group Income Statement, the Group Balance Sheet, the Group Cash Flow Statement, the Group Statement of Recognised Income and Expense, the Group Statement of Accounting Policies and the related notes, and the Company Balance Sheet, Company Statement of Accounting Policies and related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with Section 193 of the Companies Act 1990. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

The directors' responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and EU IFRS, and for preparing the Company financial statements in accordance with applicable law and the accounting standards issued by the Accounting Standards Board and promulgated by the Institute of Chartered Accountants in Ireland (Generally Accepted Accounting Practice in Ireland), are set out in the Statement of Directors' Responsibilities on page 34.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and have been properly prepared in accordance with the Companies Acts, 1963 to 2006 and whether, in addition, the Group financial statements have been properly prepared in accordance with Article 4 of the IAS Regulation. We also report to you our opinion as to: whether proper books of account have been kept by the Company; whether at the balance sheet date, there exists a financial situation requiring the convening of an extraordinary general meeting of the Company; and whether the information given in the Directors' Report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit and whether the Company balance sheet is in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules of the Irish Stock Exchange regarding directors' remuneration and directors' transactions is not disclosed and, where practicable, include such information in our report.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Irish Stock Exchange, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Financial Highlights, the Chairman's Statement, the Review of Business Operations, the Financial Review, the Directors' Report, the Corporate Governance Statement, and the Report on Directors' Remuneration. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Independent auditor's report to the members of IAWS Group, plc (continued)

Opinion

In our opinion

- the Group financial statements give a true and fair view, in accordance with EU IFRS, of the state of the Group's affairs as at 31 July 2007 and of its profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Acts, 1963 to 2006 and Article 4 of the IAS Regulation;
- the Company financial statements give a true and fair view, in accordance with Generally Accepted Accounting Practice in Ireland, of the state of the Company's affairs as at 31 July 2007; and
- the Company financial statements have been properly prepared in accordance with the Companies Acts, 1963 to 2006.

We have obtained all the information and explanations which we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the Company. The Company balance sheet is in agreement with the books of account.

In our opinion the information given in the Directors' Report is consistent with the financial statements.

The net assets of the Company, as stated in the Company balance sheet, are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 July 2007 a financial situation which under Section 40 (1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the Company.

KPMG
Chartered Accountants
Registered Auditor
Dublin

24 September 2007

SECTION D

HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO IAWS GROUP, PLC FOR THE TWO YEARS ENDED 31 JULY 2006

The financial information presented in this Part I Section D, has been extracted without material adjustment from pages 45 to 102 of the Annual Report and Accounts for 2006 of IAWS Group plc. The financial information has been prepared in accordance with IFRS and their interpretations issued by the International Accounting Standards Board as adopted by the EU. The Annual Report and Accounts of IAWS Group plc were published on 25 September 2006.

Group income statement
for the year ended 31 July 2006

	Notes	*Pre-exceptional 2006 €'000*	*Exceptional 2006 €'000*	*Total 2006 €'000*	*Pre-exceptional 2005 €'000*	*Exceptional 2005 €'000*	*Total 2005 €'000*
Revenue	1	1,557,305	—	1,557,305	1,408,174	—	1,408,174
Cost of sales		(1,204,238)	—	(1,204,238)	(1,110,506)	—	(1,110,506)
Gross profit		353,067	—	353,067	297,668	—	297,668
Operating costs, net	2	(241,252)	1,347	(239,905)	(199,120)	8,627	(190,493)
Operating profit before amortisation of intangible assets	1	111,815	1,347	113,162	98,548	8,627	107,175
Amortisation of intangible assets	13	(7,100)	—	(7,100)	(4,624)	—	(4,624)
Operating profit		104,715	1,347	106,062	93,924	8,627	102,551
Share of profit of associates and joint venture	6	25,653	—	25,653	21,520	—	21,520
Profit before financing costs		130,368	1,347	131,715	115,444	8,627	124,071
Financing income	3	4,964	—	4,964	3,818	—	3,818
Financing costs	3	(18,893)	—	(18,893)	(16,118)	—	(16,118)
Profit before tax		116,439	1,347	117,786	103,144	8,627	111,771
Income tax expense	9	(17,800)	(857)	(18,657)	(15,772)	(1,363)	(17,135)
Profit for the financial year		98,639	490	99,129	87,372	7,264	94,636
Attributable as follows:							
Equity shareholders				98,798			94,360
Minority interest	28			331			276
				99,129			94,636
Basic earnings per share	11			78.68c			75.86c
Diluted earnings per share	11			77.77c			74.87c

Group statement of recognised income and expense
for the year ended 31 July 2006

	Notes	*2006* *€'000*	*2005* *€'000*
Items of income and expense recognised directly in equity			
Foreign exchange translation adjustment		(57)	(1,097)
Share of associates' foreign exchange translation adjustment		524	—
Actuarial gain/(loss) on Group and associate defined benefit pension schemes		4,811	(10,175)
Deferred tax effect of actuarial (loss)/gain		(469)	1,063
Gains relating to cash flow hedges		153	—
Deferred tax effect of cash flow hedges		(40)	—
Net income/(expense) recognised directly in equity		4,922	(10,209)
Profit for the financial year		99,129	94,636
Total recognised income and expense for the year		104,051	84,427
Attributable as follows:			
Equity shareholders	27	103,699	84,226
Minority interest	28	352	201
Total recognised income and expense for the year		104,051	84,427
Impact of first time adoption of financial instrument standards, IAS 32 and IAS 39			
Cash flow hedges		711	
Deferred tax relating to cash flow hedges		(89)	
		622	

Group balance sheet
as at 31 July 2006

	Notes	2006 €'000	2005 €'000
ASSETS			
Non current assets			
Property, plant and equipment	12	308,388	287,578
Goodwill and intangible assets	13	334,024	336,028
Investments in associates and joint venture	14	159,221	116,087
Other investments	15	203	242
Deferred tax assets	24	8,474	15,029
Total non current assets		810,310	754,964
Current assets			
Inventory	16	88,539	88,299
Trade and other receivables	17	206,178	173,514
Derivative financial instruments	22	1,532	—
Cash and cash equivalents	20	74,556	47,687
Total current assets		370,805	309,500
TOTAL ASSETS		1,181,115	1,064,464

	Notes	2006 €'000	2005 €'000
EQUITY			
Called up share capital	26	37,856	37,471
Share premium	27	51,899	43,745
Retained earnings and other reserves	27	388,071	298,215
Total equity attributable to equity shareholders of parent		477,826	379,431
Minority interest	28	2,910	3,924
TOTAL EQUITY		480,736	383,355
LIABILITIES			
Non current liabilities			
Interest bearing loans and borrowings	21	285,945	237,555
Employee benefits	25	8,876	36,852
Deferred government grants	23	3,006	3,359
Other payables	18	345	450
Deferred tax liabilities	24	49,902	51,785
Provisions	19	30,360	31,950
Total non current liabilities		378,434	361,951
Current liabilities			
Interest bearing borrowings	21	5,136	30,001
Trade and other payables	18	299,570	273,465
Corporation tax payable		13,832	11,027
Derivative financial instruments	22	747	—
Provisions	19	2,660	4,665
Total current liabilities		321,945	319,158
TOTAL LIABILITIES		700,379	681,109
TOTAL EQUITY AND LIABILITIES		1,181,115	1,064,464

Group cash flow statement
for the year ended 31 July 2006

	Notes	2006 €'000	2005 €'000
Cash flows from operating activities			
Profit before tax		117,786	111,771
Financing costs, net		13,929	12,300
Share of profit of associates and joint venture		(25,653)	(21,520)
Depreciation of property, plant and equipment	12	27,631	23,932
Amortisation of intangible assets	13	7,100	4,624
Amortisation of government grants	23	(354)	(438)
Employee share-based payment charge	8	1,550	867
Loss/(profit) on termination of operations	2	572	(8,627)
(Profit)/loss on disposal of non-current assets		(1,919)	454
Foreign exchange (gains)/losses		(684)	728
Special pension contribution	25	(23,496)	—
Operating profit before changes in working capital		116,462	124,091
(Increase)/decrease in inventory		(84)	4,598
(Increase) in trade and other receivables		(32,124)	(26,229)
Increase in trade and other payables		21,189	18,049
Cash generated from operating activities		105,443	120,509
Interest paid		(11,880)	(12,411)
Income tax paid		(11,583)	(18,771)
Dividends paid to minority interests	28	—	(205)
Net cash inflow from operating activities		81,980	89,122
Cash flows from investing activities			
Proceeds from sale of property, plant and equipment		4,448	2,451
Purchase of property, plant and equipment			
– Ongoing		(7,910)	(7,363)
– New investments		(67,947)	(43,931)
Acquisition of subsidiaries and businesses, net of cash acquired		(2,644)	(94,141)
Disposal of subsidiaries and businesses		—	14,743
Disposal of other investments		655	—
Dividends received		19,118	16,223
Purchase of minority interest		(1,366)	—
Investments in associates and joint venture		(35,061)	(3,304)
Deferred consideration and acquisition costs paid		(3,988)	(6,788)
Other		(480)	33
Net cash flow from investing activities		(95,175)	(122,077)
Cash flows from financing activities			
Proceeds from issue of share capital		8,539	6,121
Drawdown of loan capital		67,144	46,409
Capital element of finance lease liabilities		(20,453)	(565)
Equity dividends paid		(16,036)	(14,052)
Net cash flow from financing activities		39,194	37,913
Net increase in cash and cash equivalents		25,999	4,958
Translation adjustment		380	(155)
Cash and cash equivalents at start of year		43,419	38,616
Cash and cash equivalents at end of year	20	69,798	43,419

Group statement of accounting policies
for the year ended 31 July 2006

IAWS Group plc (the "Company") is a company domiciled and incorporated in Ireland. The Group's financial statements for the year ended 31 July 2006 consolidate the individual financial statements of the Company and its subsidiaries (together referred to as "the Group") and show the Group's interest in associates and joint venture using the equity method of accounting.

The individual and Group financial statements of the Company were authorised for issue by the directors on 25 September 2006.

Statement of compliance

As required by European Union (EU) law, from 1 August 2005 the Group financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU.

These are the Group's first financial statements prepared in accordance with IFRS as adopted by the EU and IFRS 1, *First-time Adoption of International Financial Reporting Standards* has been applied.

The IFRSs adopted by the EU as applied by the Group in the preparation of these financial statements are those that were effective at 31 July 2006 together with the early adoption of the Amendment to IAS 19 *Actuarial Gains and Losses, Group Plans and Disclosures.*

The following provides a brief outline of the likely impact on future financial statements of relevant IFRSs adopted by the EU which are not yet effective and have not been early adopted in these financial statements. The directors have formed the opinion that the adoption of these pronouncements will not have a significant effect on the Group financial statements.

- Amendment to IAS 1, *Capital disclosures.*
- Amendment to IAS 21, *The Effects of Changes in Foreign Exchange Rates – Net investment in Foreign Operations.*
- Amendment to IAS 39, *Cash Flow Hedge Accounting of Forecast Intragroup Transactions.*
- Amendment to IAS 39, *The Fair Value Option.*
- Amendments to IAS 39 and IFRS 4, *Financial Guarantee Contracts.*
- IFRS 7, *Financial Instruments: Disclosure.*
- IFRIC 4, *Determining Whether an Arrangement Contains a Lease.*

First time adoption of IFRSs

The Group is required to determine its IFRS accounting policies and apply them retrospectively to establish the opening balance sheet under IFRS at its date of transition.

The date of transition to IFRSs for the Group is 1 August 2004. The transitional impact of the recognition and measurement of IFRS was disclosed in the restatement of 2005 financial information under IFRS, published in November 2005. Where estimates had been made under Irish GAAP, consistent estimates (after adjustments to reflect any difference in accounting policies) have been made on transition to IFRS. Judgements affecting the balance sheet of the Group have not been revisited with the benefit of hindsight.

The Group has taken advantage of the following exemptions as permitted by IFRS 1: *First-time Adoption of International Financial Reporting Standards.*

Business combinations

The Group has elected not to apply the provisions of IFRS 3, *Business Combinations,* retrospectively to business combinations before 1 August 2004. Accordingly, no adjustments have been made for historical business combinations and accumulated amortisation on goodwill arising before 1 August 2004 has not been reversed. The net carrying value of goodwill under Irish GAAP has been designated as the deemed cost of goodwill under IFRS.

Cumulative translation differences

Cumulative translation differences of foreign operations are deemed to be zero at the date of transition.

Financial instruments

The Group has availed of the exemption not to restate comparative amounts for 2005 for the impacts of IAS 32, *Financial Instruments: Disclosure and Presentation,* and IAS 39, *Financial Instruments: Recognition and Measurement.* These are treated as changes in accounting policies and shown as opening adjustments on 1 August 2005 and in the statement of recognised income and expense.

Share based payment

The provisions of IFRS 2, *Share Based Payment,* in respect of share-based payment plans have not been applied to options and awards granted on or before 7 November 2002 which had not vested by 1 January 2005.

The accounting policies applied in the preparation of the financial statements for the year ended 31 July 2006 are set out below. These have been applied consistently with the exception of those accounting policies pertaining to IAS 32 and IAS 39 on financial instruments which in accordance with the transitional provisions of IFRS 1 were not applied in the restatement of the 2005 comparatives presented in these financial statements. Accounting policies affected by IAS 32 and IAS 39 are highlighted and details of the policies applied in the 2005 Group financial statements are also set out below.

Basis of preparation

The Group financial statements are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: equity investments, derivative financial instruments, pension obligations and share based payments. The financial statements are presented in euro, rounded to the nearest thousand, which is the functional currency of the parent and the majority of the Group's operations.

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the Group financial statements, relate primarily to accounting for defined benefit pension schemes, financial instruments, share-based payments, provisions, intangible assets, goodwill impairment and deferred tax.

Basis of consolidation

The Group financial statements reflect the consolidation of the results, assets and liabilities of the parent undertaking and all of its subsidiaries, together with the Group's share of profits/losses of associates and joint venture. Where a subsidiary, associate or joint venture is acquired or disposed of during the financial year, the Group financial statements include the attributable results from or to the effective date when control passes.

Subsidiary undertakings

Subsidiary undertakings are those entities over which the Group has the power to control the operating and financial policies so as to obtain economic benefit from their activities. The amounts included in these financial statements in respect of the subsidiaries are taken from their latest financial statements prepared up to the year end. Where necessary, the accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Associates and joint venture

Associates are those entities in which the Group has a significant influence over, but not control of, the financial and operating policies. Investments in associates are accounted for using the equity method of accounting. Joint ventures are those entities over whose operating and financial policies the

Group exercises control jointly, under a contractual agreement, with one or more parties. Investments in joint ventures are accounted for using the equity method of accounting.

Under the equity method of accounting, the Group's share of the post-acquisition profits or losses of its associates and joint venture is recognised in the income statement. The income statement reflects, in profit before tax, the Group's share of profit after tax of its associates and joint venture in accordance with IAS 28, *Investments in Associates,* and IAS 31, *Interests in Joint Ventures.* The Group's interest in their net assets is included as investments in associates and joint venture in the Group balance sheet at an amount representing the Group's share of the fair value of the identifiable net assets at acquisition plus the Group's share of post acquisition retained income and expenses. The Group's investment in associates and joint venture includes goodwill on acquisition. The amounts included in these financial statements in respect of the post acquisition income and expenses of associates and joint venture are taken from their latest financial statements prepared up to their respective year ends together with management accounts for the intervening periods to the Group's year end. Where necessary, the accounting policies of associates and joint venture have been changed to ensure consistency with the policies adopted by the Group.

Transactions eliminated on consolidation

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the Group financial statements. Unrealised gains and income and expenses arising from transactions with associates and joint venture are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that they do not provide evidence of impairment.

Revenue

Revenue represents the fair value of the sale of goods and services supplied to third parties, after deducting discounts and exclusive of value added tax. Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer, it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably.

Segmental reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment) or in providing products or services within a particular economic environment (geographic segment), which is subject to risks and returns different from those of other segments.

The Group's primary format for segmental reporting is business segments and the secondary format is geographical segments. The risks and returns of the Group's operations are primarily determined by the different products that the Group sells rather than the geographical location of the Group's operations.

The Group has three business segments: Agriculture, Food Europe, and Food North America. The Group's geographical segments are Europe and North America.

Segment assets and liabilities consist of property, plant and equipment, goodwill and intangible assets and other assets and liabilities that can be reasonably allocated to the reported segment. Unallocated assets and liabilities principally include current and deferred income tax balances together with financial assets and liabilities.

Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour and appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses.

Employee benefits

Pension obligations

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as they fall due. The Group's net obligation in respect of defined benefit pension plans is calculated, separately for each plan, by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date on high quality corporate bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by a qualified actuary using the projected unit credit method. Actuarial gains and losses are recognised in the statement of recognised income and expense. Current and past service costs, interest on scheme liabilities and expected return on assets are recognised in the income statement.

Equity settled compensation

The fair value of options granted under the Group's equity settled share option scheme is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using an approved binomial model, taking into account the terms and conditions under which the options were granted. The scheme is subject to a non-market vesting condition and, therefore, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest.

Long term incentive plan

The Group operates an incentive and retention plan for executives. The plan operates on an individual basis by providing contingent entitlement to a lump sum award referable to reckonable salary. Awards are applied through the purchase of shares in the Group to be held by a trustee for the benefit of individual participants for a 3 to 5 year period. The costs associated with the plan are written off to the income statement on a straight-line basis over the relevant period.

Taxation

Tax on the profit or loss for the year comprises current and deferred tax. Tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case the related tax is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates and laws that have been enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is provided for any differences that exist between the tax base and the carrying value of intangible assets arising from business combinations but is not provided on non-tax deductible goodwill. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. If the deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction does not affect accounting or taxable profit or loss, it is not recognised. Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint venture, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be recovered. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Foreign currency

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to euro at the foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to euro at the actual rates when the transactions occurred. Foreign exchange differences arising on translation of the net assets of a foreign operation are recognised directly in equity, in a translation reserve.

Exchange gains or losses on long term intra-group loans and on foreign currency borrowings, used to finance or provide a hedge against Group equity investments in non-euro denominated operations, are taken to the translation reserve to the extent that they are neither planned nor expected to be repaid in the foreseeable future or are expected to provide an effective hedge of the net investment. Any differences that have arisen since 1 August 2004, the date of transition to IFRS, are recognised in the currency translation reserve and are recycled through the income statement on the repayment of the intra-group loan or on disposal of the related business.

Dividends

Dividends are recognised in the period in which they are approved by the Company's shareholders, or in the case of an interim dividend, when it has been approved by the Board of Directors and paid.

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and impairment losses. Other subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure including repairs and maintenance costs is recognised in the income statement as an expense as incurred.

Depreciation is calculated to write off the cost less estimated residual value of property, plant and equipment, other than freehold land, on a straight line basis, by reference to the following estimated useful lives:

Buildings	25 to 50 years
Plant & machinery	3 to 15 years
Motor vehicles	3 to 7.5 years

The residual value of assets, if significant, and the useful life of assets is reassessed annually.

Gains and losses on disposals of property, plant and equipment are recognised on the ultimate completion of sale. Gains and losses on disposals are determined by comparing the proceeds received with the carrying amount and are included in operating profit.

Leased assets

Leases of property, plant and equipment, where the Group has substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased asset or the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in interest bearing loans and borrowings. The interest element of the payments is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The asset acquired under the finance lease is depreciated over the shorter of the useful life of the asset or the lease term.

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight line basis over the lease term.

Goodwill

All business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries, associates and joint venture. In respect of acquisitions that have occurred since 1 August 2004, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. In respect of acquisitions prior to this date, goodwill is included on the basis of its deemed cost, i.e. original cost less accumulated amortisation from the date of acquisition up to 31 July 2004, which represents the amount recorded under Irish GAAP. Goodwill is now stated at cost or deemed cost less any accumulated impairment losses. In respect of associates and joint venture, the carrying amount of goodwill is included in the carrying amount of the investment.

Goodwill which arose on acquisitions prior to 1 August 1998 was eliminated against reserves on acquisition as a matter of accounting policy. In preparing the Group's IFRS balance sheet at 1 August 2004 this goodwill is considered to have been permanently offset against retained earnings and, on any subsequent disposal, will not form part of the gain or loss on the disposal of the business.

Intangible assets

Intangible assets acquired as part of a business combination are valued at their fair value at the date of acquisition. These generally include brand and customer related intangible assets.

Where intangible assets are separately acquired they are capitalised at cost. Intangible assets are amortised over the period of their expected useful lives in equal annual instalments. The expected useful lives of intangible assets ranges from 12 to 20 years.

Computer software that is not an integral part of an item of computer hardware is also classified as an intangible asset. These intangible assets are stated at cost less accumulated amortisation and impairment losses. Cost comprises purchase price and other directly attributable costs. The expected useful life of computer software is 5 years.

Impairment

The carrying amounts of the Group's assets, other than inventories (which are carried at the lower of cost and net realisable value), deferred tax assets (which are recognised based on recoverability), and those financial instruments, which are carried at fair value, are reviewed to determine whether there is an indication of impairment when an event or transaction indicates that there may be, except for goodwill and long life intangibles which are reviewed annually. If any such indication exists, an impairment test is carried out and the asset is written down to its recoverable amount.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a *pro rata* basis. An impairment loss, other than in the case of goodwill, is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Other investments

Other investments are initially recognised at the fair value of the consideration given inclusive of any acquisition charges arising.

Inventory

Inventory is stated at the lower of cost on a first in, first out basis and net realisable value. Cost includes all expenditure, which has been incurred in the normal course of business in bringing the products to their present location and condition. Net realisable value is the estimated selling price of inventory on hand less all further costs to completion and all costs expected to be incurred in marketing, distribution and selling.

Trade and other receivables and payables

Trade and other receivables and payables are stated at cost, which approximates fair value given the short-dated nature of these assets and liabilities.

Trade receivables are carried at original invoice amount less an allowance for potentially uncollectible debts. Provision is made when there is objective evidence that the Group may not be in a position to collect the associated debts.

Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Financial assets and liabilities

Set out below are the major methods and assumptions used in estimating the fair values of financial assets and liabilities.

Equity investments

When market values are available, fair value is determined by reference to the bid market price for such investments without any deduction for transaction costs. When market values are not available, the fair values have been determined based on expected future cash flows at current interest rates and exchange rates.

Short term bank deposits and cash and cash equivalents

For short term bank deposits and cash and cash equivalents with a remaining maturity of less than one year, the nominal amount is considered to approximate fair value.

Trade and other receivables/payables

For receivables and payables with a remaining life of less than one year or demand balances, the nominal amount is considered to approximate fair value. All other receivables and payables are discounted to determine their fair value.

Derivatives

Forward currency contracts and interest rate swaps are marked to market using quoted market values.

Interest bearing loans and borrowings

For interest bearing loans and borrowings with a contractual repricing date of less than one year, the nominal amount is considered to approximate fair value. For loans with a repricing date of greater than one year, the fair value is calculated based on the expected future principal and interest cash flows, discounted at appropriate current market interest rates.

Finance lease liabilities

Fair value is based on the present value of future cash flows discounted at appropriate current market rates.

Derivative financial instruments – for the year ended 31 July 2006

All derivatives are initially recorded at fair value on the date the contract is entered into and subsequently, at reporting dates remeasured to their fair value. The gain or loss arising on remeasurement is recognised in the income statement except where the instrument is a designated hedging instrument.

Derivative financial instruments are used to manage the Group's exposure to foreign currency risk, interest rate risk and commodity price risk through the use of forward currency contracts, interest rate swaps and futures contracts. These derivatives are generally designated as cash flow hedges in accordance with IAS 39. The Group does not enter into speculative derivative transactions.

Cash flow hedges

Subject to the satisfaction of certain criteria, relating to the documentation of the risk, objectives and strategy for the hedging transaction and the ongoing measurement of its effectiveness, cash flow hedges are accounted for under hedge accounting rules. In such cases, any unrealised gain or loss arising on the effective portion of the derivative instrument is recognised in the cash flow hedging reserve, a separate component of equity. Unrealised gains or losses on any ineffective portion of the derivative are recognised in the income statement. When the hedged transaction occurs the related gains or losses in the hedging reserve are transferred to the income statement.

Derivative financial instruments – for the year ended 31 July 2005

The Group enters into transactions in the normal course of business using a variety of financial instruments, including spot and forward exchange contracts and interest rate swap agreements, in order to reduce exposure to foreign exchange risk and interest rate fluctuations.

The Group does not hold or issue derivative financial instruments for speculative purposes.

Forward foreign currency contracts

The criteria for forward foreign currency contracts are:

- the instrument must be related to a foreign currency transaction that is probable and whose characteristics have been identified;
- it must involve the same currency or similar currencies as the hedged item; and
- it must reduce the risk of foreign currency exchange movements on the Group's operations.

The rates under such contracts are used to record the hedged transaction. As a result, gains and losses are offset against the foreign exchange gains and losses on the related financial assets or liabilities or, where the instrument is used to hedge a committed or probable future transaction, it is deferred until the transaction occurs.

Interest rate swaps

The Group's criteria for interest rate swaps are:

- the instrument must be related to an asset or liability; and
- it must change the nature of the interest rate by converting a variable rate to a fixed rate.

Interest differentials under these swaps are recognised by adjusting net interest payable over the period of the contract.

Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost.

Government grants

Grants that compensate the Group for the cost of an asset are shown as deferred income and amortised in the Group income statement by instalments on a basis consistent with the depreciation policy of the relevant assets.

Other grants are credited to the income statement to offset the matching expenditure.

Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Notes to the Group financial statements
for the year ended 31 July 2006

1 Segment information

(a) Analysis by business segment

(i) Segment revenue and result

	FOOD EUROPE		*FOOD NORTH AMERICA*		*AGRI*		*ELIMINATIONS **		*TOTAL GROUP*	
	2006 €'000	*2005 €'000*	*2006 €'000*	*2005 €'000*	*2006 €'000*	*2005 €'000*	*2006 €'000*	*2005 €'000*	*2006 €'000*	*2005 €'000*
Segment revenue	836,278	739,350	191,972	152,707	581,955	563,004	(52,900)	(46,887)	1,557,305	1,408,174
Operating profit before exceptional items	71,190	63,052	16,631	12,734	23,994	22,762	—	—	111,815	98,548
Exceptional items	—	—	(228)	—	1,575	8,627	—	—	1,347	8,627
Operating profit before amortisation of intangible assets	71,190	63,052	16,403	12,734	25,569	31,389	—	—	113,162	107,175
Amortisation of intangible assets	(6,612)	(4,429)	(264)	(27)	(224)	(168)	—	—	(7,100)	(4,624)
Operating profit	64,578	58,623	16,139	12,707	25,345	31,221	—	—	106,062	102,551
Share of profit of associates and joint venture	9,155	6,800	14,793	12,598	1,705	2,122	—	—	25,653	21,520
Profit before financing costs	73,733	65,423	30,932	25,305	27,050	33,343	—	—	131,715	124,071

* The eliminations detailed above consist of the joint venture revenues within the Food North America business.

(ii) Segment assets

	FOOD EUROPE		FOOD NORTH AMERICA		AGRI		TOTAL GROUP	
	2006 €'000	2005 €'000	2006 €'000	2005 €'000	2006 €'000	2005 €'000	2006 €'000	2005 €'000
Segment assets excluding investments in associates and joint venture	567,000	552,341	170,678	159,419	199,451	173,659	937,129	885,419
Investments in associate and joint venture	85,463	40,463	65,577	65,753	8,181	9,871	159,221	116,087
Segment assets	652,463	592,804	236,255	225,172	207,632	183,530	1,096,350	1,001,506
Reconciliation to total assets as reported in Group balance sheet								
Listed investments							203	242
Derivative financial instruments							1,532	—
Cash and cash equivalents							74,556	47,687
Income tax and deferred tax assets							8,474	15,029
Total assets as reported in Group balance sheet							1,181,115	1,064,464

(iii) Segment liabilities

	FOOD EUROPE		FOOD NORTH AMERICA		AGRI		TOTAL GROUP	
	2006 €'000	2005 €'000	2006 €'000	2005 €'000	2006 €'000	2005 €'000	2006 €'000	2005 €'000
Segment liabilities	208,455	215,083	23,565	23,421	112,797	112,237	344,817	350,741
Reconciliation to total liabilities as reported in Group balance sheet								
Interest bearing loans and liabilities							291,081	267,556
Derivative financial instruments							747	—
Income tax and deferred tax liabilities							63,734	62,812
Total liabilities as reported in the Group balance sheet							700,379	681,109

(iv) Other segment information

	FOOD EUROPE 2006 €'000	FOOD EUROPE 2005 €'000	FOOD NORTH AMERICA 2006 €'000	FOOD NORTH AMERICA 2005 €'000	AGRI 2006 €'000	AGRI 2005 €'000	TOTAL GROUP 2006 €'000	TOTAL GROUP 2005 €'000
Depreciation	15,846	12,537	5,532	4,812	6,253	6,583	27,631	23,932
Capital expenditure – property, plant and equipment	18,041	45,924	27,006	17,306	8,545	8,225	53,592	71,455
Capital expenditure – computer related intangibles	4,586	3,145	—	281	108	415	4,694	3,841
Capital expenditure – brand related intangibles	—	—	—	—	782	—	782	—
Total capital expenditure	22,627	49,069	27,006	17,587	9,435	8,640	59,068	75,296

(b) Analysis by geographical segment

	EUROPE		NORTH AMERICA		TOTAL GROUP	
	2006 *€'000*	*2005* *€'000*	*2006* *€'000*	*2005* *€'000*	*2006* *€'000*	*2005* *€'000*
Segment revenue	1,418,233	1,302,354	139,072	105,820	1,557,305	1,408,174
Segment assets	860,095	776,334	236,255	225,172	1,096,350	1,001,506
Capital expenditure	32,062	57,709	27,006	17,587	59,068	75,296

2 Operating costs

	2006 *€'000*	*2005* *€'000*
Distribution expenses	152,029	117,132
Administration expenses	89,808	82,694
Other operating income	(585)	(706)
Exceptional items	(1,347)	(8,627)
	239,905	190,493

Other operating income and exceptional items comprise the following net (charges)/credits:

Other operating income:		
Capital grants released to income statement	354	438
Other	231	268
	585	706
Exceptional items:		
Profit on disposal of operations (i)	—	10,001
Loss on termination of operations (ii)	(572)	(1,374)
Profit on disposal of property, plant and equipment (iii)	1,304	—
Profit on disposal of other investments (iv)	615	—
	1,347	8,627

(i) Profit on disposal of operations

In 2005, the profit on disposal of operations represented the profit on the early termination of an agreement with Irish Agricultural Wholesale Society Limited in respect of the disposal of two businesses in the Agri business.

(ii) Loss on termination of operations

In 2006, the loss on termination of operations consists primarily of the loss on the disposal of Premier Petfoods Limited, an Irish based company engaged in the distribution of pet foods.

In 2005, the loss on termination of operations represented the costs of closing two operations within the Agri business.

(iii) Profit on disposal of property, plant and equipment

In 2006, the profit on disposal of property, plant and equipment relates to gains arising on the sale of properties. One of the Group's Agri businesses disposed of property located in Co. Waterford and the Food North America business disposed of a property located in Chicago.

(iv) Profit on disposal of other investments

The profit on disposal of other investments relates to the sale of investments.

3 Financing costs

	2006 €'000	2005 €'000
Financing income		
Interest income	(387)	(117)
Defined benefit pension obligations: expected return on scheme assets	(4,577)	(3,701)
Total financing (income)	(4,964)	(3,818)
Financing costs		
Interest payable on bank loans and overdrafts	13,407	11,143
Interest payable under finance leases	460	158
Defined benefit pension obligations: interest cost on scheme liabilities	4,282	4,150
Financing charge on deferred consideration	744	667
Total financing costs	18,893	16,118
Financing costs, net	13,929	12,300

4 Statutory and other information

Group operating profit was arrived at after charging the following amounts:

	2006 €'000	2005 €'000
Depreciation of property, plant and equipment		
– owned assets	27,072	23,452
– leased assets	559	480
Amortisation of intangible assets	7,100	4,624
Amortisation of government grants	(354)	(438)
Operating lease rentals		
– plant and machinery	1,526	776
– other	12,849	11,627
Research and development expenditure	5,900	4,783
Auditor's remuneration for audit services	974	855
Auditor's remuneration for non-audit services	1,197	360

5 Directors' emoluments and interests

Directors' emoluments and interests are given in the Report on directors' remuneration on pages 16 to 21 inclusive in this Annual Report.

6 Group share of associates and joint venture profit after tax

	Associates		*Joint Venture*	
	2006 €'000	2005 €'000	2006 €'000	2005 €'000
Group share of:				
Revenue	203,030	183,395	52,900	46,887
Profit after tax	10,860	8,922	14,793	12,598

7 Employment

The average number of persons employed by the Group during the year was as follows:

	2006	*2005*
Sales and distribution	1,702	1,557
Production	1,504	1,443
Management and administration	588	515
	3,794	3,515

Aggregate employment costs of the Group are analysed as follows:

	2006	*2005*
	€'000	*€'000*
Wages and salaries	133,252	116,515
Social welfare costs	21,783	18,452
Pension costs		
– defined benefit schemes – statement of recognised income and expense	(4,811)	7,454
– defined benefit schemes – income statement	1,796	2,021
– defined contribution schemes	2,228	946
Share based payment	1,550	867
	155,798	146,255

8 Share based payments

The Group grants share options under one share option plan, the "1997 Share Option Scheme". Options granted under the scheme are exercisable only when certain earnings per share growth targets are met over a specified 3 or 5 year period.

The Group's employee share options are equity-settled share-based payments as defined in IFRS 2, *Share-based Payment.* The IFRS requires that a recognised valuation methodology be employed to determine the fair value of share options granted and stipulates that this methodology should be consistent with methodologies used for the pricing of financial instruments. The expense reported in the Group income statement of €1,550,000 (*2005: €867,000*) has been arrived at through applying a recognised binomial valuation model.

The general terms and conditions applicable to the share options granted by IAWS Group plc under the 1997 share option scheme are addressed in the Report on Directors' remuneration on page 16 and in this note.

Impact on income statement

In line with the transitional provisions applicable to a first-time adopter of International Financial Reporting Standards, as contained in IFRS 1 and IFRS 2, the Group has elected to implement the measurement requirements of IFRS 2, in respect of share options that were granted after 7 November 2002 that had not vested as at the effective date of the standard (1 August 2005). As a result of these provisions, the expense disclosed in the Group income statement relates to options granted in November 2003 and subsequent years.

	2006	*2005*
	€'000	*€'000*
Granted in FY 2004	867	867
Granted in FY 2005	—	—
Granted in FY 2006	683	—
	1,550	867

Details of options granted under the share option scheme

	2006 Weighted exercise price €	2006 Number of options	2005 Weighted exercise price €	2005 Number of options
Options outstanding at beginning of year	7.40	4,314,000	7.19	5,299,500
Granted during the year (a)	14.16	2,692,500	—	—
Lapsed during the year	7.96	(136,000)	7.73	(6,000)
Exercised during the year	6.67	(1,283,000)	6.25	(979,500)
Options outstanding at end of year	10.82	5,587,500	7.40	4,314,000
Exercisable at end of year	6.93	1,874,500	5.43	1,334,500

The weighted average share price on the date options were exercised during the year was €12.97.

(a) Pursuant to the share option scheme, employees were granted options over a total of 2,692,500 (*2005: Nil)* of the Company's ordinary shares on 21 April 2006 and 19 October 2005. These grants comprised options over 1,320,000 (*2005: Nil*) shares and 1,372,500 (*2005: Nil*) shares which may be exercised after the expiration of three and five years respectively from the dates of grant of those options subject to specified EPS growth targets being achieved. All options granted have a life of ten years.

Analysis of closing balance – outstanding at the end of the year

	Exercise price	Number of options 2006	Actual remaining life (years) 2006	Number of options 2005	Actual remaining life (years) 2005
Options by exercise price					
	€1.60	—	—	15,000	0.38
	€2.92	70,000	0.75	110,000	1.75
	€3.20	85,000	1.26	120,000	2.26
	€2.10	106,500	2.18	164,000	3.18
	€4.70	5,000	3.24	15,500	4.24
	€6.70	440,000	3.72	905,000	4.72
	€7.50	277,000	4.25	747,000	5.25
	€7.60	—	4.64	230,000	5.64
	€7.40	100,000	4.66	100,000	5.66
	€7.95	627,000	5.25	685,000	6.25
	€9.20	164,000	5.71	180,000	6.71
	€9.15	1,020,500	7.26	1,042,500	8.26
	€11.65	195,000	9.22	—	—
	€14.36	2,497,500	9.72	—	—
Total outstanding as at 31 July		5,587,500		4,314,000	

Analysis of closing balance – exercisable at end of year

	Exercise price	Number of options 2006	Actual remaining life (years) 2006	Number of options 2005	Actual remaining life (years) 2005
Options by exercise price					
	€1.60	—	—	15,000	—
	€2.92	70,000	0.75	110,000	1.75
	€3.20	85,000	1.26	120,000	2.26
	€2.10	106,500	2.18	164,000	3.18
	€4.70	5,000	3.24	15,500	4.24
	€6.70	440,000	3.72	905,000	4.72
	€7.50	277,000	4.25	—	5.25
	€7.60	—	4.64	—	5.64
	€7.40	100,000	4.66	—	5.66
	€7.95	627,000	5.25	5,000	6.25
	€9.20	164,000	5.71	—	—
Total exercisable as at 31 July		1,874,500		1,334,500	

The weighted average fair values assigned to options granted under the share option scheme, which were computed in accordance with a binomial valuation methodology, were as follows:

	3 year €	5 year €
Granted in FY 2004	2.49	—
Granted in FY 2005	—	—
Granted in FY 2006	2.66	3.69

The fair values of options granted under the share option scheme were determined using the following assumptions:

	FY 2006		FY 2005		FY 2004	
	3 Year	5 Year	3 Year	5 Year	3 Year	5 Year
Weighted average exercise price (€)	13.96	14.36	—	—	9.15	—
Risk-free interest rate (%)	3.58	3.82	—	—	2.00	—
Expected dividend payments over the expected life (%)	1.00	1.00	—	—	1.00	—
Expected volatility (%)	17.44	20.80	—	—	27.00	—
Expected life in years	5	7	—	—	7	—

The expected volatility was determined using the IAWS Group plc month-end share prices in respect of the three year period preceding the grant of the share options. Share options are granted at market value at the date of grant. The expected life of the options is the average period from the date of grant to the date of exercise.

Other than the assumptions listed above, no other features of option grants were factored into the determination of fair value.

There were no modifications effected to the share option scheme during the course of 2006 and 2005.

9 Income tax

	2006 €'000	2005 €'000
Current tax:		
Republic of Ireland:		
Corporation tax on profits for the year at 12.5% *(2005: 12.5%)*	5,848	8,200
Less: manufacturing relief	(617)	(562)
Adjustments in respect of prior years	112	140
Double taxation relief	(149)	(855)
	5,194	6,923
Overseas:		
Current tax on profit for the year	9,683	8,148
Adjustments in respect of prior years	(381)	(585)
	9,302	7,563
Total current tax charge	14,496	14,486
Deferred tax:		
Origination and reversal of timing differences	4,368	1,801
Adjustments in respect of prior years	(207)	848
Total deferred tax charge	4,161	2,649
Income tax expense	18,657	17,135

Reconciliation of average effective tax rate to applicable tax rate

	2006 €'000	2005 €'000
Profit before tax	117,786	111,771
Less share of profits of associates and joint venture	(25,653)	(21,520)
	92,133	90,251
Taxation based on Irish corporate rate of 12.5% (*2005: 12.5%*)	11,517	11,281
Expenses not deductible for tax purposes	1,502	911
Higher rates of tax on other income	1,146	848
Higher rates of tax on overseas earnings	5,692	3,895
Adjustments to prior years	(476)	403
Manufacturing relief	(617)	(562)
Utilisation of losses forward	(255)	(449)
Other items	148	808
	18,657	17,135

Movement on deferred tax asset/(liability) recognised directly in equity

Relating to Group employee benefit schemes	(469)	1,063
Derivative financial instruments	(40)	—
	(509)	1,063

10 Dividends

Dividends paid

	2006 €'000	2005 €'000
2006 interim dividend of 6.710 cent per ordinary share, paid on 21 April 2006	8,441	—
2005 interim dividend of 5.835 cent per ordinary share, paid on 22 April 2005	—	7,308
2005 final dividend of 6.052 cent per ordinary share, paid on 3 February 2006	7,595	—
2004 final dividend of 5.442 cent per ordinary share, paid on 31 January 2005	—	6,744
Total dividends paid to equity shareholders	16,036	14,052

Proposed dividends

It is proposed that a final dividend of 6.780 cent (*2005: 6.052 cent*) per ordinary share will be paid to ordinary shareholders after the balance sheet date. These proposed dividends have not been provided for in the Group balance sheet. The final dividend is subject to approval by the Group's shareholders at the Annual General Meeting.

11 Earnings per share

Basic earnings per share

The calculation of basic earnings per share for the year ended 31 July 2006 was based on the profit for the financial year attributable to ordinary shareholders of €98,798,000 (*2005: €94,360,000*) and the weighted average number of ordinary shares outstanding during the year of 125,568,177 (*2005: 124,380,841*) calculated as follows:

	2006 €'000	2005 €'000
Profit for financial year attributable to equity shareholders	98,798	94,360
Weighted average number of ordinary shares		
	'000	'000
Issued ordinary shares at 1 August	124,905	123,925
Effect of shares issued during the year	663	456
Weighted average number of ordinary shares for the year	125,568	124,381
Basic earnings per share	78.68 cent	75.86 cent

Diluted earnings per share

The calculation of diluted earnings per share at 31 July 2006 was based on profit for the financial year attributable to ordinary shareholders of €98,798,000 (*2005: €94,360,000*) and the weighted average number of ordinary shares outstanding during the year ended 31 July 2006 of 127,037,055 (*2005: 126,026,106*) calculated as follows:

	2006 *€'000*	*2005* *€'000*
Profit for financial year attributable to equity shareholders	98,798	94,360

Weighted average number of ordinary shares (diluted)

	'000	'000
Weighted average number of ordinary shares used in basic calculation	125,568	124,381
Effect of share options with a dilutive effect	1,469	1,645
Weighted average number of ordinary shares (diluted) for the year	127,037	126,026
Diluted earnings per share	77.77 cent	74.87 cent

Adjusted basic earnings per share

	2006 *'000*	*2005* *'000*
Weighted average number of ordinary shares (basic) at 31 July	125,568	124,381

	2006 *€'000*	*2006* *Per share* *€ cent*	*2005* *€'000*	*2005* *Per share* *€ cent*
Profit for the financial year	98,798	78.68	94,360	75.86
Adjustments:				
Amortisation of intangible assets	7,100	5.65	4,624	3.72
Amortisation of related deferred tax liability	(1,749)	(1.39)	(1,117)	(0.90)
Exceptional items, net of tax	(490)	(0.39)	(7,264)	(5.84)
Adjusted basic earnings per share	103,659	82.55	90,603	72.84

Adjusted diluted earnings per share

	2006 '000	2005 '000
Weighted average number of ordinary shares (diluted) at 31 July	127,037	126,026

	2006 €'000	2006 Per share € cent	2005 €'000	2005 Per share € cent
Profit for the financial year	98,798	77.77	94,360	74.87
Adjustments:				
Amortisation of intangible assets	7,100	5.59	4,624	3.67
Amortisation of related deferred tax liability	(1,749)	(1.38)	(1,117)	(0.89)
Exceptional items, net of tax	(490)	(0.38)	(7,264)	(5.76)
Adjusted fully diluted earnings per share	103,659	81.60	90,603	71.89

12 Property, plant and equipment

31 July 2006

	Land and buildings €'000	Plant and machinery €'000	Motor vehicles €'000	Total €'000
Cost				
At 1 August 2005	180,718	261,653	5,046	447,417
Additions	1,261	51,924	407	53,592
Arising on acquisition	622	12	—	634
Disposals	(4,506)	(9,022)	(2,040)	(15,568)
Translation adjustments	(21)	(2,525)	11	(2,535)
At 31 July 2006	178,074	302,042	3,424	483,540
Accumulated depreciation				
At 1 August 2005	27,617	128,436	3,786	159,839
Depreciation charge for year	4,203	22,889	539	27,631
Disposals	(1,931)	(8,364)	(1,829)	(12,124)
Translation adjustments	(55)	(151)	12	(194)
At 31 July 2006	29,834	142,810	2,508	175,152
Net book amounts				
At 31 July 2006	148,240	159,232	916	308,388
At 31 July 2005	153,101	133,217	1,260	287,578

31 July 2005

	Land and buildings €'000	Plant and machinery €'000	Motor vehicles €'000	Total €'000
Cost				
At 1 August 2004	152,031	239,232	9,025	400,288
Additions	25,090	45,865	500	71,455
Arising on acquisition	8,592	811	—	9,403
Disposals	(3,166)	(20,813)	(4,326)	(28,305)
Translation adjustments	(1,829)	(3,442)	(153)	(5,424)
At 31 July 2005	180,718	261,653	5,046	447,417
Accumulated depreciation				
At 1 August 2004	25,315	125,051	7,152	157,518
Depreciation charge for year	3,540	19,493	899	23,932
Disposals	(1,014)	(14,276)	(4,140)	(19,430)
Translation adjustments	(224)	(1,832)	(125)	(2,181)
At 31 July 2005	27,617	128,436	3,786	159,839
Net book amounts				
At 31 July 2005	153,101	133,217	1,260	287,578
At 31 July 2004	126,716	114,181	1,873	242,770

Assets held under finance leases

The net book value in respect of assets held under finance leases and accordingly capitalised in property, plant and equipment is as follows:

	Land and buildings €'000	Plant and machinery €'000	Motor vehicles €'000	Total €'000
At 31 July 2006	5,001	141	—	5,142
At 31 July 2005	25,300	354	—	25,654

During the year, the Group discharged €19,956,000 of obligations under finance leases relating to land and buildings purchased in 2005.

Future purchase commitments at 31 July 2006 for property, plant and equipment

	2006 €'000	2005 €'000
Contracted but not provided for in the financial statements	3,420	30,639
Authorised by the directors but not contracted for	3,200	9,347
Total	6,620	39,986

Subsequent to the year-end the directors authorised a capital expenditure project at Grangecastle in Dublin, which is expected to result in approximately €180 million of spend over a three year period.

13 Goodwill and intangible assets

31 July 2006

		Intangible assets			
	Goodwill *€'000*	*Customer related* *€'000*	*Brand* *€'000*	*Computer related* *€'000*	*Total* *€'000*
Cost					
At 1 August 2005	264,526	26,585	47,447	13,536	352,094
Arising on acquisition	1,862	—	—	—	1,862
Additions	—	—	782	4,694	5,476
Disposals	—	—	—	(48)	(48)
Revision to deferred consideration	124	—	—	—	124
Translation adjustments	(2,306)	—	—	(32)	(2,338)
At 31 July 2006	264,206	26,585	48,229	18,150	357,170
Accumulated amortisation					
At 1 August 2005	5,513	1,414	2,623	6,516	16,066
Amortisation	—	2,215	3,136	1,749	7,100
Disposals	—	—	—	(29)	(29)
Translation adjustments	(42)	—	—	51	9
At 31 July 2006	5,471	3,629	5,759	8,287	23,146
Net book amounts					
At 31 July 2006	258,735	22,956	42,470	9,863	334,024
At 31 July 2005	259,013	25,171	44,824	7,020	336,028

31 July 2005

		Intangible assets			
	Goodwill €'000	Customer related €'000	Brand €'000	Computer related €'000	Total €'000
Cost					
At 1 August 2004	184,015	—	5,710	9,723	199,448
Arising on acquisition	87,931	26,585	41,737	—	156,253
Additions	—	—	—	3,841	3,841
Revision to deferred consideration	(5,216)	—	—	—	(5,216)
Translation adjustments	(2,204)	—	—	(28)	(2,232)
At 31 July 2005	264,526	26,585	47,447	13,536	352,094
Accumulated amortisation					
At 1 August 2004	5,623	—	571	5,358	11,552
Amortisation	—	1,414	2,052	1,158	4,624
Translation adjustments	(110)	—	—	—	(110)
At 31 July 2005	5,513	1,414	2,623	6,516	16,066
Net book amounts					
At 31 July 2005	259,013	25,171	44,824	7,020	336,028
At 31 July 2004	178,392	—	5,139	4,365	187,896

The useful lives of all intangible assets are finite and range from 5 to 20 years dependent on the nature of the asset.

Impairment testing of goodwill

No impairment losses have been recognised by the Group in respect of goodwill in either financial year or as at the transition date to IFRS (1 August 2004).

Impairment testing on goodwill

The recoverable amounts of cash generating units are based on value in use calculations. Those calculations use cash flow projections based on expected future operating results and cash flows. The cash flow projections are based on current operating results of the individual cash generating units and a conservative assumption regarding future organic growth. For the purposes of the calculation of value in use, the cash flows are projected over a 5 year period with additional cash flows in subsequent years calculated using a terminal value methodology, unless a shorter period is appropriate to the circumstances of a particular cash generating unit. The cash flows are discounted using appropriate risk adjusted discount rates averaging 3.9% (*2005: 3.8%*), reflecting the risk associated with the individual future cash flows and the risk free rate. Included in investment in joint venture and associates is goodwill with a carrying amount of €44,657,000 (*2005: €20,539,000*). This goodwill is subject to annual impairment testing on a similar basis to the goodwill arising in the Group's subsidiaries. Any adverse change in the expected future operational results and cash flows may result in the value in use being less that the carrying value of a business unit and would require that the carrying value of the business unit be impaired and stated at the greater of the value in use or the recoverable amount of the business unit.

Key assumptions include management's estimates of future profitability, replacement capital expenditure requirements, trade working capital investment needs and tax considerations. The term of the discounted cashflow model is a significant factor in determining the fair value of the cash-generating units. The term has been arrived at taking account of the Group's strong financial position, its established history of earnings growth and cash flow generation and its proven ability to pursue and integrate value enhancing acquisitions.

The carrying amount of goodwill is made up primarily of goodwill attributed to cash generating units within the Food Europe and Food North America businesses. Goodwill of €89.8 million has been allocated to Groupe Hubert, a cash generating unit within the Food Europe business and goodwill of €58 million has been allocated to La Brea Bakeries, a cash generating unit within the Food North America business.

14 Investments in associates and joint venture

31 July 2006

	Associates		*Joint venture*		
	Share of net assets €'000	*Goodwill €'000*	*Share of net assets €'000*	*Goodwill €'000*	*Total €'000*
At 1 August 2005	36,052	14,282	59,496	6,257	116,087
Investments	10,513	24,548	—	—	35,061
Share of profits after tax	10,860	—	14,793	—	25,653
Dividends received	(2,451)	—	(16,667)	—	(19,118)
Gains/(losses) recognised directly through equity	524	—	(21)	—	503
Translation adjustments	(58)	(626)	1,523	196	1,035
At 31 July 2006	55,440	38,204	59,124	6,453	159,221
31 July 2005					
At 1 August 2004	34,267	13,024	57,177	5,833	110,301
Investments	—	1,419	942	—	2,361
Share of profits after tax	8,922	—	12,598	—	21,520
Losses recognised directly through equity	(2,721)	—	—	—	(2,721)
Dividends received	(4,461)	—	(16,162)	—	(20,623)
Translation adjustments	45	(161)	4,941	424	5,249
At 31 July 2005	36,052	14,282	59,496	6,257	116,087

The amounts included in these financial statements in respect of the income and expenses of associates and joint venture are taken from their latest financial statements prepared up to their respective year ends together with management accounts for the intervening periods to the Group's year end. Hiestand Holding AG, included within associates, and the joint venture, Cillryan's Bakery Limited, have year ends of 31 December.

The share price of Hiestand Holding AG which is accounted for using the equity method of accounting was €833 per share at 31 July 2006.

The investment in associates and joint venture (including goodwill) is analysed as follows:

31 July 2006

	Associates *€'000*	*Joint venture* *€'000*	*Total* *€'000*
Non-current assets	46,555	48,471	95,026
Current assets	53,736	19,564	73,300
Non-current liabilities	(23,957)	(4,701)	(28,658)
Current liabilities	(20,894)	(4,210)	(25,104)
Net assets	55,440	59,124	114,564
Goodwill	38,204	6,453	44,657
	93,644	65,577	159,221

31 July 2005

	Associates *€'000*	*Joint venture* *€'000*	*Total* *€'000*
Non-current assets	34,279	49,706	83,985
Current assets	45,088	17,045	62,133
Non-current liabilities	(32,208)	(2,913)	(35,121)
Current liabilities	(11,107)	(4,342)	(15,449)
Net assets	36,052	59,496	95,548
Goodwill	14,282	6,257	20,539
	50,334	65,753	116,087

15 Other investments

	2006 *€'000*	*2005* *€'000*
Balance at 1 August	242	245
Disposal	(40)	—
Translation adjustment	1	(3)
Balance at 31 July	203	242

16 Inventory

	2006 *€'000*	*2005* *€'000*
Raw materials	12,035	13,994
Finished goods	73,020	69,629
Consumable stores	3,484	4,676
Total inventory at the lower of cost and net realisable value	88,539	88,299

17 Trade and other receivables

	2006	*2005*
	€'000	*€'000*
Trade receivables	160,767	135,220
Trade receivables due from associates	1,149	229
VAT recoverable	5,451	5,469
Other receivables	38,811	32,596
	206,178	173,514

A total expense of €556,000 (*2005: €504,000*) was recognised in the income statement arising from impairment on trade receivables.

18 Trade and other payables

	2006	*2005*
	€'000	*€'000*
Non-current		
Other payables	345	450
Current		
Trade payables	159,280	139,924
Trade payables due to associates and joint venture	975	860
Accruals and other payables	133,073	125,913
Income tax and social welfare	3,090	3,788
Value added tax	3,152	2,980
	299,570	273,465

Non-current payables are due entirely with five years.

19 Provisions

	2006	*2005*
	€'000	*€'000*
Non-current		
Deferred consideration and acquisition costs	30,360	31,950
Current		
Deferred consideration and acquisition costs	2,660	4,665

Provisions comprise the net present value of the amounts expected to be payable in respect of deferred consideration. The decrease during the year in this liability includes the impact of revisions to previous estimates in respect of previous transactions, payments, currency movements and the discounting charge. Deferred consideration amounts are due entirely within five years. Total payments of deferred consideration during the year amounted to €3,988,000 (*2005: €6,788,000*).

20 Cash and cash equivalents

In accordance with IAS 7, *Cash Flow Statements*, cash and cash equivalents comprise cash balances held for the purposes of meeting short-term cash commitments and investments which are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Where investments are categorised as cash equivalents, the related balances have a maturity of three months or less from the date of acquisition. Bank overdrafts are included within current interest bearing borrowings in the Group balance sheet.

	2006 *€'000*	*2005* *€'000*
Cash at bank and in hand	74,556	46,800
Investments (short-term deposits)	—	887
Included in the Group balance sheet	74,556	47,687
Bank overdrafts	(4,758)	(4,268)
Included in the Group cash flow statement	69,798	43,419

Cash at bank and in hand earns interest at floating rates based on daily deposit bank rates. Short-term deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

21 Interest-bearing loans and borrowings

The Group policy is to fix a substantial proportion of the Group's medium to long term exposure to foreign currencies. To achieve this objective, the Group enters into interest rate swaps with a view to changing interest receivable or payable on the Group's underlying cash and borrowings from variable to fixed rates. The Group policy is to maintain between 40% and 70% of overall Group average annual borrowings at fixed rates of interest, through the use of interest rate swaps.

Interest bearing loans and borrowings were as follows at 31 July:

	2006 *€'000*	*2005* *€'000*
Bank loans and overdrafts	288,131	244,153
Finance leases	2,950	23,403
Interest-bearing loans and borrowings	291,081	267,556
Included in current liabilities in the Group balance sheet		
Loans repayable within one year	—	5,659
Bank overdrafts	4,758	4,268
Finance leases	378	20,074
Current interest-bearing loans and borrowings	5,136	30,001
Non-current interest-bearing loans and borrowings	285,945	237,555

There is no significant difference between the book values and fair values of interest bearing loans and borrowings.

Guarantees

All Group borrowings are secured by guarantees from IAWS Group plc and cross guarantees from various companies within the Group. The Group treats these guarantees as insurance contracts and accounts for them as such.

	2006 €'000	2005 €'000
Repayment schedule – loans and overdrafts		
Within one year	4,758	9,927
Between one and two years	842	510
Between two and three years	—	—
Between three and four years	—	—
Between four and five years	282,531	233,716
After five years	—	—
Loans and overdraft	288,131	244,153
Repayment schedule – finance leases		
Within one year	378	20,074
Between one and two years	376	417
Between two and three years	398	446
Between three and four years	421	468
Between four and five years	445	500
After five years	932	1,498
Finance leases	2,950	23,403

Borrowing facilities

Various borrowing facilities are available to the Group. The undrawn committed facilities available as at 31 July 2006 and 31 July 2005, in respect of which all conditions precedent had been met, expire as follows:

Within one year	—	—
Between one and two years	—	—
Between two and five years	152,469	141,284
After five years	—	—
	152,469	141,284

Currency profile of interest bearing loans and borrowings

All of the Group's interest bearing loans are borrowed by a Group company which is based in Ireland and whose functional currency is euro. The carrying amounts of the Group's total interest bearing loans and borrowings are denominated in the following currencies:

	2006 €'000	2005 €'000
Euro	87,305	55,866
Sterling	25,068	54,826
US dollar	94,697	92,846
CAD dollar	24,396	39,384
Swiss franc	59,615	24,634
	291,081	267,556

All debt bears floating rate interest per the original contract. Certain floating rate debt has been hedged into fixed rate debt through the use of interest rate swaps as identified below:

	Floating rate debt €'000	Impact of derivative financial instruments €'000	Fixed rate debt €'000
Hedged interest bearing liabilities denominated in:			
Euro	50,000	(688)	49,312
Sterling	24,927	(4)	24,923
US dollar	33,095	(742)	32,353
CAD dollar	13,889	(98)	13,791
	121,911	(1,532)	120,379
Unhedged interest bearing liabilities			
Bank overdrafts	4,758		
Finance leases	2,950		
Interest bearing loans	161,462		
Interest bearing liabilities	291,081		

22 Derivative and other financial instruments

As set out above, in accordance with the first time adoption exemptions in IFRS 1, *First-time Adoption of International Financial Reporting Standards*, the Group did not apply IAS 32, *Financial Instruments: Presentation and Disclosure* nor IAS 39, *Financial Instruments: Recognition and Measurement* to the 2005 comparatives. These standards have been applied from 1 August 2005. The impact of adoption of these standards on 1 August 2005 is reflected in the Statement of recognised income and expense. The first part of this note sets out the disclosures in accordance with IAS 32 and IAS 39 for the financial year ended 31 July 2006. The later part of the note sets out the disclosures required in accordance with Irish GAAP for the financial year ended 31 July 2005.

(a) Disclosures in accordance with IAS 32 and IAS 39 for 2006

Risk exposures

The Group's multinational operations expose it to different financial risks that include foreign exchange rate risks, credit risks, liquidity risks, commodity price risks and interest rate risks. The Group has a risk management programme in place which seeks to limit the impact of these risks on the financial performance of the Group. The Board has determined the policies for managing these risks. It is the policy of the Board to manage these risks in a non-speculative manner.

Foreign exchange risk

In addition to the Group's operations carried out in euro-zone economies, it also has significant operations in the UK and North America. As a result the Group balance sheet is exposed to currency fluctuations including, in particular, Sterling and US Dollar movements. The Group manages its balance sheet having regard to the currency exposures arising from its assets being denominated in a wide range of currencies. To this end, where foreign currency assets are funded by borrowing, such borrowing is generally sourced in the currency of the related assets. The Group also hedges a portion of its currency exposure through the use of currency swaps. Transactional exposures arise from sales or purchases by an operating unit in currencies other than the unit's functional currency. The Group requires all its operating units to use forward currency contracts to eliminate the currency exposures on certain foreign currency purchases. The forward currency contracts must be in the same currency as the hedged item.

Credit risk

The Group has detailed procedures for monitoring and managing the credit risk related to its trade receivables.

Interest rate risk

All debt bears floating rate interest per the original contract. The Group's policy is to maintain between 40% and 70% of overall Group average annual borrowings at fixed rates of interest via interest rate swaps.

Commodity price risk

The Group trades in certain commodities for its own use and uses derivative contracts to protect itself from movements in price other than exchange differences.

Liquidity risk

The Group's objective is to maintain a balance between flexibility and continuity of funding. The Group's policy is that not more than 40% of bank borrowings should mature in any twelve month period. 98% of the Group's total borrowings at the year end will mature between two and five years.

Short-term flexibility is achieved through the availability of overdraft facilities totalling €73 million. The Group has a syndicated loan facility totalling €500 million.

Accounting for derivatives and hedging activities

The fair value of derivative financial assets and liabilities at the balance sheet date is set out in the following table:

	Assets *€'000*	*Liabilities* *€'000*
Cash flow hedges		
Currency forward contracts	—	647
Interest rate swaps	1,532	—
Not designated as hedges	—	100
	1,532	747

Cash flow hedges

Cash flow hedges are those of highly probable forecasted future income or expenses. In order to qualify for hedge accounting, the Group is required to document the relationship between the item being hedged and the hedging instrument and demonstrate, at inception, that the hedge relationship will be highly effective on an ongoing basis. The hedge relationship must be tested for effectiveness on subsequent reporting dates.

Not designated as hedges

The Group is happy to maintain its continuing association and involvement with the Co-Founder of Cuisine de France, Ronan McNamee. Since the acquisition of Cuisine de France, Mr. McNamee has been of considerable assistance to the Group in relation to a number of key projects, including the Group's major expansion into the North American market. During the current financial year, Ronan McNamee has agreed to assist the Group in maximizing the value of its existing facilities and lands at Tallaght, and for this purpose the Group has entered into an option agreement with Mr. McNamee under which he has been granted the option to take ownership of a Group subsidiary which currently owns the facilities and land. The option cannot be exercised before the year ending 31 July 2009. If the option is exercised, the amount paid to acquire the subsidiary will equate to €48 million plus 50% of the increase in the market value of the land at the date of exercise. As at 31 July 2006, the fair value of the option is not significantly different from its carrying amount.

Effective interest rates and contractual repricing analysis

In respect of interest bearing liabilities, the following table sets out the effective interest rates at 31 July 2006:

	Carrying amount €'000	*Effective interest rate %*
Interest bearing borrowings	283,373	3.85
Bank overdrafts	4,758	4.07
Finance lease liabilities	2,950	5.20
	291,081	3.87

There are no significant differences between the book values and fair values of other financial assets or liabilities.

(b) Disclosures in accordance with Irish GAAP

Interest rate profile of financial liabilities

The interest rate profile of the Group as at 31 July 2005 was as follows:

	Euro amount '000	*Foreign currency amount '000*	*Fixed rate financial liability '000*	*Floating rate financial liability '000*	*Weighted average fixed interest rate %*	*Weighted average period of fixed interest (years)*
Currency						
Euro	55,866	55,866	54,983	883	3.37	2.5
Sterling	54,826	37,804	22,789	15,015	5.24	1.0
US dollar	92,846	112,343	50,045	62,298	3.32	1.2
CAD dollar	39,384	58,486	20,000	38,486	3.92	2.0
Swiss franc	24,634	38,435	—	38,435	—	—

All of the Group's interest bearing loans are borrowed by a Group company which is based in Ireland and whose functional currency is the euro.

The floating rate financial liabilities comprise bank borrowings bearing interest at rates fixed in advance for periods ranging from overnight to one year by reference to the relevant Euribor and Libor rates.

During the year, fixed rate borrowings as a proportion of total borrowings remained within the Group policy limits.

Interest rate profile of financial assets

The interest rate profile of financial assets of the Group as at 31 July 2005 was as follows:

	Euro amount '000	*Fixed rate financial assets (foreign currency amount) '000*	*Floating rate financial assets (foreign currency amount) '000*
Currency			
Euro	25,029	887	24,142
Sterling	13,376	—	9,223
US dollar	9,199	—	11,131
Swiss franc	81	—	127
CAD dollar	2	—	3

Fixed and floating rate financial assets are predominantly comprised of cash deposits and other interest earning credit balances. The weighted average fixed rate on cash deposits was 2.48% at the year-end.

Maturity profile financial assets and liabilities

Set out below are the book values of the Group's financial assets and liabilities and the maturity profile of these as at 31 July 2005.

	Book value 2005 €'000
Primary financial instruments	
Borrowings repayable within one year	9,927
Borrowings repayable between one and two years	510
Borrowings repayable between two and five years	233,716
Finance leases repayable within one year	20,074
Finance leases repayable between one and two years	417
Finance leases repayable between two and five years	2,912
	267,556
Cash and short-term deposits	47,687

Hedging activities

The Group enters into forward foreign exchange contracts to manage the currency exposures that arise on purchases and sales denominated in non-base currencies. The Group also uses interest rate swaps to manage its interest rate profile. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures. The mark to market value of year-end forward contracts results in unrecognised profits of €230,000. These profits will be recognised in 2006 when the contracts mature. The mark to market value of year end interest rate swaps results in an unrecognised profit of €481,000.

There are no significant differences between the book values and fair values of other financial assets or liabilities.

23 Government grants

	2006 €'000	2005 €'000
At 1 August	3,359	4,429
Received	—	28
Eliminated on disposal	—	(656)
Translation adjustment	1	(4)
	3,360	3,797
Released to Group income statement	(354)	(438)
At 31 July	3,006	3,359

24 Deferred tax

The deductible and taxable temporary differences at the balance sheet date in respect of which deferred tax has been recognised are analysed as follows:

	2006 €'000	2005 €'000
Deferred tax assets (deductible temporary differences)		
Pension related	1,844	4,868
Financing related	678	1,140
Property, plant and equipment	569	787
Employee compensation	2,815	2,731
Other deductible temporary differences	2,568	5,503
Total	8,474	15,029
Deferred tax liabilities (taxable temporary differences)		
Property, plant and equipment	27,319	28,251
Intangible assets	22,362	23,451
Financing related	128	83
Other	93	—
Total	49,902	51,785

Movement in temporary differences, during the year, were as follows:

2006

	Property, plant & equipment €'000	*Intangible assets €'000*	*Employee compensation €'000*	*Pension related €'000*	*Financing related €'000*	*Other €'000*	*Total €'000*
At 1 August	(27,464)	(23,451)	2,731	4,868	1,057	5,503	(36,756)
Recognised in Group income statement	646	1,042	90	(2,545)	(377)	(3,017)	(4,161)
Recognised in Group statement of recognised income and expense	—	—	—	(469)	(129)	—	(598)
Foreign exchange and other	68	47	(6)	(10)	(1)	(11)	87
At 31 July	(26,750)	(22,362)	2,815	1,844	550	2,475	(41,428)

2005

	Property, plant & equipment €'000	*Intangible assets €'000*	*Employee compensation €'000*	*Pension related €'000*	*Financing related €'000*	*Other €'000*	*Total €'000*
At 1 August	(5,651)	—	2,093	—	1,845	(9,955)	(11,668)
Recognised in Group income statement	(21,427)	462	668	3,805	(809)	14,652	(2,649)
Arising on acquisition	(322)	(23,913)	—	—	—	824	(23,411)
Recognised in Group statement of recognised income and expense	—	—	—	1,063	—	—	1,063
Foreign exchange and other	(64)	—	(30)	—	21	(18)	(91)
At 31 July	(27,464)	(23,451)	2,731	4,868	1,057	5,503	(36,756)

25 Retirement benefit obligations

The Group operates a number of pension schemes, comprising both defined benefit schemes (including the multi-employer scheme below) and defined contribution schemes, with assets held in separate trustee administered funds.

Historically the main IAWS Group plc defined benefit pension scheme was a multi-employer scheme providing benefits for certain employees of IAWS Group plc and a number of its subsidiaries (together "the Group") and also for certain employees of the original holding entity, Irish Agricultural Wholesale Society Limited ("Society"). The main IAWS Group plc defined benefit pension scheme, which was closed to new members on 5 September 2002, was wound up on 7 September 2005. This ensured an effective separation of Group assets and liabilities from Society assets and liabilities.

The IAWS Group plc (UK) defined benefit scheme was closed to new members in 1998. The annual service cost in relation to this scheme and the main IAWS Group plc defined benefit scheme, which was closed to new members on 5 September 2002, is expected to increase as the current members approach retirement.

Under IAS 19, *Employee Benefits* the total deficit in the Group's defined benefit schemes, including the main scheme, at 31 July 2006 was €6,566,000 (*2005: €34,543,000*). During the year, the Board approved the funding of the Group pension scheme deficit. Accordingly, the Group made a special contribution of €23.5 million.

The pension cost expensed in the income statement for the year in respect of the Group's defined benefit schemes was €1,796,000 (*2005: €2,021,000*) and €2,228,000 (*2005: €946,000*) in respect of the Group's defined contribution schemes.

Employee benefits included in the Group balance sheet comprises the following:

	2006	*2005*
	€'000	*€'000*
Deficit in defined benefit schemes	6,566	34,543
Other[(a)]	2,310	2,309
Total	8,876	36,852

(a) In 1989, a provision was made to meet pension fund deficiencies in subsidiaries acquired, mostly relating to unfunded pensions. The residual actuarial deficit of €2.3 million is being spread over the remaining lifetime of the pensioners.

The valuations of the defined benefit schemes used for the purposes of the following disclosures are those of the most recent actuarial valuations carried out from 1 January 2001 to 6 April 2004 and updated to 31 July 2006 by an independent, qualified actuary. The valuations have been performed using the projected unit method.

The main assumptions used by the actuary were as follows:

	2006	*2005*
Rate of increase in salaries	4.01%	4.01%
Rate of increases in pensions in payment and deferred benefits	2.06%	2.06%
Discount rate in scheme liabilities	5.00%	4.45%
Inflation rate	2.06%	2.06%

Assumptions regarding future mortality experience are set based on advice from published statistics and experience in both geographic regions. The average life expectancy in years of a pensioner retiring at age 65 is as follows:

	2006	*2005*
Male	20.2	20.2
Female	23.2	23.2

The expected long term rate of return on the assets of the schemes were:

	2006	*2005*
Equities	7.30%	6.72%
Bonds	3.90%	3.29%
Property	6.70%	4.75%
Other	3.00%	3.00%

Net pension liability

	2006	*2005*
	€'000	*€'000*
Market value of scheme assets:		
Equities	60,811	47,891
Bonds	19,039	15,282
Property	5,345	4,019
Other	4,132	686
Total market value of assets	89,327	67,878
Present value of scheme liabilities	(95,893)	(102,421)
Deficit in the schemes	(6,566)	(34,543)
Related deferred tax asset	1,537	4,868
Net pension liability	(5,029)	(29,675)

Movement in the fair value of scheme assets

	2006	*2005*
	€'000	*€'000*
Fair value of assets at 1 August	67,878	57,134
Expected return on scheme assets	4,577	3,701
Employer contributions	1,466	3,774
Special employer contribution	23,496	—
Employee contributions	516	317
Transfers	(5,087)	—
Benefit payments	(2,214)	(2,791)
Experience adjustment on scheme assets	(1,305)	6,246
Impact of acquisitions	—	(503)
Fair value of assets at 31 July	89,327	67,878

Movement in the present value of scheme obligations

	2006 €'000	2005 €'000
Value of scheme obligations at 1 August	(102,421)	(85,473)
Current service cost	(2,091)	(1,545)
Past service cost	—	(27)
Interest on scheme obligations	(4,282)	(4,150)
Employee contributions	(516)	(317)
Transfers	5,087	—
Benefit payments	2,214	2,791
Experience adjustment on scheme liabilities	(1,066)	(2,052)
Effect of changes in actuarial assumptions	7,182	(11,648)
Value of scheme obligations at 31 July	(95,893)	(102,421)

Movement in net liability recognised in the balance sheet

	2006 €'000	2005 €'000
Net liability in schemes at 1 August	(34,543)	(28,339)
Current service cost	(2,091)	(1,545)
Past service cost	—	(27)
Contributions	24,962	3,774
Other finance income	295	(449)
Actuarial gain / (loss)	4,811	(7,454)
Impact of acquisitions	—	(503)
Net liability in schemes at 31 July	(6,566)	(34,543)

Analysis of defined benefit expense recognised in the Group income statement

	2006 €'000	2005 €'000
Current service cost	2,091	1,545
Past service cost	—	27
Total recognised in operating profit	2,091	1,572
Expected return on scheme assets	(4,577)	(3,701)
Interest cost on scheme liabilities	4,282	4,150
Included in financing costs	(295)	449
Net charge to Group income statement	1,796	2,021
Actual return on pension scheme assets	3,272	9,947

Defined benefit pension expense recognised in the Statement of recognised income and expense

	2006 €'000	2005 €'000
Actual return less expected return on scheme assets	(1,305)	6,246
Experience gains and losses on scheme liabilities	(1,066)	(2,052)
Changes in demographic and financial assumptions	7,182	(11,648)
Actuarial gain/(loss)	4,811	(7,454)
Deferred tax	(469)	1,063
Actuarial gain/(loss) recognised in Statement of recognised income and expense	4,342	(6,391)

History of experience gains and losses:

	2006	2005
Difference between expected and actual return on assets		
– Amount (€'000)	(1,305)	6,246
– % of scheme assets	(1.5%)	9.2%
Experience losses on scheme liabilities		
– Amount (€'000)	(1,066)	(2,052)
– % of scheme liabilities	(1.1%)	(2.0%)
Total actuarial loss recognised in Statement of Recognised Income and Expense		
– Amount (€'000)	4,811	(7,454)
– % of scheme liabilities	5.2%	(7.3%)

26 Share capital

	2006 '000	2006 €'000	2005 '000	2005 €'000
Authorised				
Ordinary shares of 30 cent each[(i)]	228,000	68,400	228,000	68,400
8.5% cumulative redeemable convertible preference shares of €1.20 each	15,000	18,000	15,000	18,000
Total	243,000	86,400	243,000	86,400
Allotted, called up and fully paid				
At 1 August	124,905	37,471	123,925	37,177
Issued on exercise of options	1,283	385	980	294
Total (all ordinary shares of 30 cent each)	126,188	37,856	124,905	37,471

(i) Ordinary shareholders are entitled to dividends as declared and each ordinary share carries equal voting rights at meetings of the Company.

27 Statement of changes in shareholders' equity

31 July 2006

	Share premium €'000	*Cash flow hedge reserve*	*Share option reserve €'000*	*Other reserves €'000*	*Foreign currency translation reserve €'000*	*Retained earnings*	*Total €'000*
At 1 August 2005	43,745	—	1,517	3,198	(1,097)	294,597	341,960
Impact of adoption of IAS 32 and IAS 39	—	711	—	—	—	—	711
Related deferred tax	—	(89)	—	—	—	—	(89)
At 1 August 2005, adjusted	43,745	622	1,517	3,198	(1,097)	294,597	342,582
Foreign exchange translation	—	—	—	—	(57)	—	(57)
Group and associate defined benefit pension schemes	—	—	—	—	—	4,811	4,811
Deferred tax on Group defined benefit schemes	—	—	—	—	—	(469)	(469)
Gains relating to cash flow hedges	—	174	—	—	—	—	174
Deferred tax relating to cash flow hedges	—	(40)	—	—	—	—	(40)
Profit for the period attributable to equity holders	—	—	—	—	—	98,798	98,798
Issue of ordinary shares	8,154	—	—	—	—	—	8,154
Share based payments	—	—	1,550	—	—	—	1,550
Dividends paid	—	—	—	—	—	(16,036)	(16,036)
Share of associates other reserve movements	—	(21)	—	—	524	—	503
At 31 July 2006	51,899	735	3,067	3,198	(630)	381,701	439,970

31 July 2005

	Share premium €'000	*Share option reserve €'000*	*Other reserves €'000*	*Foreign currency translation reserve €'000*	*Retained earnings €'000*	*Total €'000*
At 1 August 2004	37,918	650	3,198	—	223,401	265,167
Foreign exchange translation	—	—	—	(1,097)	—	(1,097)
Group and associate defined benefit pension schemes	—	—	—	—	(10,175)	(10,175)
Deferred tax on group defined benefit pension schemes	—	—	—	—	1,063	1,063
Profit for the period attributable to equity holders	—	—	—	—	94,360	94,360
Issue of ordinary shares	5,827	—	—	—	—	5,827
Expensing of employee share options	—	867	—	—	—	867
Dividends paid	—	—	—	—	(14,052)	(14,052)
At 31 July 2005	43,745	1,517	3,198	(1,097)	294,597	341,960

Other reserves

These reserves comprise €2,118,000 relating to a capital conversion reserve which arose on the renominalisation of the Group's share capital following the introduction of the euro as well as €1,080,000 of other non-distributable reserves.

Share option reserve

This reserve comprises amounts credited to reserves in connection with share option grants less the effect of any exercises of such options.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Foreign currency translation reserve

The translation reserve comprises all foreign exchange differences from 1 August 2004, arising from the translation of the net assets of the Group's non-euro denominated operations, including the translation of the profits of such operations from the average exchange rate for the year to the exchange rate at the balance sheet date, net of hedging.

28 Minority interest

	2006	*2005*
	€'000	*€'000*
Balance at 1 August	3,924	3,270
Share of profit after tax for the year	331	276
Share of foreign exchange translation adjustment	21	(75)
Arising on acquisition	—	528
Repurchase of minority interest	(1,366)	—
Dividends paid	—	(205)
Other	—	130
Balance at 31 July	2,910	3,924

During the year, the Group repurchased a minority interest held in a subsidiary of the Food Europe business.

29 Commitments under operating leases

Non-cancellable operating lease rentals are payable as set out below. These amounts represent minimum future lease payments, in aggregate, that the Group is required to make under existing lease agreements.

	2006	*2005*
	€'000	*€'000*
Operating leases which expire:		
Within one year	6,908	3,924
In two to five years	9,185	8,050
After more than five years	5,092	3,911
Balance at 31 July	21,185	15,885

30 Acquisitions

During the year, the Food Europe division acquired a small business which did not have a significant effect on the results of the Group.

On 10 December 2004, the Group completed the acquisition of Groupe Hubert, a French food company.

Details of net assets acquired and goodwill arising from the business combination is as follows:

	2005
	€'000
Net assets acquired:	
Property, plant and equipment	9,403
Customer and brand intangible assets	44,410
Other intangible assets	23,913
Inventory	5,431
Trade and other receivables	18,462
Minority interest	(528)
Trade and other payables	(28,354)
Deferred tax	(23,821)
Debt assumed on acquisition	(12,393)
Finance leases acquired	(3,759)
Net assets acquired excluding minority	32,764
Goodwill arising on acquisition	87,931
Consideration	120,695
Satisfied by:	
Cash	104,090
Cash acquired on acquisition	(9,949)
Deferred purchase consideration	26,554
	120,695

Post acquisition revenues and operating profit relating to Groupe Hubert amounted to €82,625,000 and €7,375,000, respectively. Goodwill arising on the acquisition of Groupe Hubert reflects the strategic positioning of the Group in mainland Europe.

31 Contingent liabilities

		2006	2005
		€'000	€'000
(a)	Government grants repayable if grant conditions are not met	3,910	3,910

(b) In order to avail of the exemption under Section 17 of the Companies (Amendment) Act, 1986 the Group has guaranteed the liabilities of certain of its subsidiaries registered in Ireland. Where the Group has entered into financial guarantee contracts to guarantee the indebtedness of such subsidiaries, the Group considers these to be insurance contracts and accounts for them as such. The Group treats the guarantee contract as a contingent liability until such time as it becomes probable that that the Group will be required to make a payment under the guarantee.

(c) The Group and its subsidiaries have given composite guarantee and indemnity to secure obligations of fellow subsidiary undertakings on all sums due: €500,000,000 in respect of bank loans and bank advances and €20,000,000 in respect of guarantee and trade finance facilities. The Group considers these to be insurance contracts and accounts for them as such.

32 Related party transactions

In the normal course of business, the Group undertakes arms-length transactions with its associates, joint venture and other related parties. Included in sale of goods below are sales to associates of €9,619,000. A summary of transactions with these related parties during the year are as follows:

	2006	*2005*
	€'000	*€'000*
Sale of goods	70,969	61,514
Purchase of goods	(5,903)	(6,660)
Provision of services	596	2,051
Receiving of services	(13)	(1,260)

The trading balances owing to the Group from related parties were €4,243,000 (*2005: €4,161,000*) and the trading balances owing from the Group to these related parties were €7,769,000 (*2005: €3,296,000).*

During the year, the Group invested €35,061,000 in acquiring an additional 10% shareholding in one of its associates, Hiestand Holding AG.

Compensation of key management personnel

For the purposes of the disclosure requirements of IAS 24, *Related Party Disclosures*, the term "key management personnel" (i.e. those persons having authority and responsibility for planning, directing and controlling the activities of the Group) comprises the Board of Directors which manages the business and affairs of the Group. Full disclosure in relation to the compensation entitlements of the Board of Directors is provided in the Report on directors' remuneration set out on pages 16 to 21 of the Annual Report and Accounts of IAWS Group plc published on 25 September 2006.

33 Transition to International Financial Reporting Standards

As stated in the accounting policies, these are the Group's first financial statements prepared in accordance with IFRS.

Impact on Group financial statements

In restating the Group's financial statements, IAWS Group plc, in common with most other listed companies, has availed of the following relevant mandatory and optional exemptions in accordance with IFRS 1, *First-time Adoption of International Financial Reporting Standards,* and a number of other standards:

- Business combinations before 1 August 2004 have not been restated. Consequently, goodwill at the transition date is carried forward at its net book value and, along with goodwill on subsequent acquisitions, is subject to annual impairment testing. Goodwill was assessed for impairment at the transition date and no impairment charges arose from this exercise. Goodwill on acquisitions prior to 1998, which was set-off against revenue reserves under Irish/UK Generally Accepted Accounting Principles (Irish/UK GAAP) is deemed to be permanently written off under IFRS and not subject to impairment testing or write off on disposal.
- Cumulative currency translation differences have been reset at zero at the transition date. The currency translation reserve mainly comprises the re-translation of the net assets of the Group's non-euro denominated subsidiaries and joint venture net of exchange differences on related borrowings. Going forward, cumulative currency translation differences will be included in the profit or loss on disposal of any subsidiary, joint venture or associate.
- Cumulative actuarial gains or losses on the Group's defined benefit pension schemes have been recognised in full in the transition balance sheet. IAWS Group plc is not applying the corridor approach to recognising actuarial gains or losses.
- IFRS 2, *Share-based Payment* is being applied in respect of share options granted after 7 November 2002.
- The Group is applying IAS 32, *Financial Instruments: Presentation and Disclosure* and IAS 39, *Financial Instruments: Recognition and Measurement* prospectively from 1 August 2005. Consequently, financial instruments are recognised in accordance with Irish/UK Generally

Accepted Accounting Principles (Irish/UK GAAP) in the 2005 comparative information. The fair value of derivatives on 1 August 2005 was adjusted against the opening balance on the hedging reserve.

The Group accounting policies, set out on pages 53 to 59 of the Annual Report and Accounts of IAWS Group plc published on 25 September 2006, have been applied in preparing the financial statements for the years ended 31 July 2005 and 2006 and in the preparation of an opening IFRS balance sheet at 1 August 2004 (the Group's date of transition).

In preparing its opening IFRS balance sheet, the Group has adjusted amounts reported previously in financial statements prepared in accordance with its Irish basis of accounting (Irish GAAP).

The key impacts on the Group arising from transition to IFRS can be summarised as follows:

Pensions

IAS 19, *Employee Benefits,* requires that surpluses or deficits under defined benefit pension schemes be recognised on the Group balance sheet. In addition, any operating and financial costs of these schemes, which should be calculated in line with IAS 19 principles, are accounted for in the Group income statement. Under Irish GAAP, the Group provided for its defined benefit plans under SSAP 24, which spread the cost of pensions over the employees' period of service. This cost, which was broadly the same as the annual funding contribution, was charged to the profit and loss account.

IAS 19 allows a number of alternatives in relation to the recognition of actuarial gains and losses. The Group is adopting a policy of the immediate recognition of such gains or losses in full through the Statement of Recognised Income and Expense. This option has been applied upon the early adoption of the Amendment to IAS 19, *Employee Benefits.*

Goodwill and intangible assets

Under IFRS 3, *Business Combinations*, goodwill is no longer amortised, but is subject to annual impairment tests. As a result, goodwill amortisation that was charged in the Group's 2005 interim and full year financial statements, originally prepared under Irish GAAP, has been reversed in the revised IFRS financial information. The Group conducted impairment testing on its goodwill for 2005 and these tests did not identify any impairment charges on transition or in the year.

IFRS 3 also requires companies to determine the fair value of intangible assets acquired as part of any business combination, after the transition date of 1 August 2004, where these are identifiable and can be measured reliably. Such intangible assets can include customer – related intangibles, brand related intangibles, contract based intangibles, technology, patents etc. Intangible assets that are separately identified must be amortised to the income statement over their estimated useful economic lives, except where such lives are infinite.

In accordance with IFRS 3, the Group has reviewed its acquisition of Groupe Hubert, in December 2004, and has identified intangible assets amounting to €44.4m at the date of acquisition. These assets are brand related intangibles (€27.1 m) and customer related intangibles (€17.3m) and are being amortised over fifteen and twelve year periods respectively. The goodwill on this transaction has therefore been reduced to €87.9m, as opposed to €131.8m under Irish GAAP. Under IFRS, deferred tax is recognised in a business combination for any difference between the fair value of an acquired asset and its equivalent tax base. Therefore, based on current interpretation of IFRS 3 and IAS 12, *Income Taxes,* the Group has recognised an incremental deferred tax liability of €23.9m, with a corresponding increase in intangible assets. There is no net effect on the income statement as the increase in the intangible asset amortisation charge each year is offset by the release of an equal deferred tax credit.

The Group has excluded amortisation charges on these intangible assets from its adjusted earnings per share, in the same way that goodwill amortisation was previously excluded in its Irish GAAP financial statements.

In addition, a licence with a carrying value of €5.1m previously included in goodwill, but which meets the definition of a brand related intangible, has been reclassified to intangible assets under IAS 38 and will continue to be amortised over its useful life of 20 years.

Under Irish GAAP, computer software was previously capitalised as a tangible fixed asset. Under IAS 38, *Intangible Assets*, computer software that is not an integral part of an item of computer hardware is capitalised as an intangible asset.

Expensing of share options

Under IFRS 2, *Share-based Payment,* the charge to the income statement is based on the fair value of share options granted to employees, after 7 November 2002, spread on a straight line basis over the vesting period of the options.

Dividend recognition

Under IAS 10, *Events after the Balance Sheet*, dividends declared after the balance sheet date are not recognised in the balance sheet, but are disclosed in the notes to the accounts. Consequently the proposed dividends provided at 1 August 2004 and 31 July 2005 have been reversed.

Accounting for associates and joint venture

Under Irish GAAP the Group's share of profit from its joint venture and associates was split in the profit and loss account between operating profit, interest income/expense and taxation. The joint venture was accounted for under the gross equity method, under which the Group's share of the joint venture turnover was disclosed separately within turnover and the Group's share of gross assets and liabilities was disclosed separately in the balance sheet. The Group has elected to continue to apply equity accounting in relation to its joint venture, rather than proportionate consolidation. However, under IAS 1, *Presentation of Financial Statements,* the Group's share of the profit after tax of entities accounted for under equity accounting rules must be presented as a single figure in the Group's profit before tax line, with no separate analysis of interest or tax charges.

This required presentation does not impact profit attributable to shareholders or earnings per share. Under IFRS, the accounting policies of associates and joint ventures must be consistent with the policies of the Group. As a result, further adjustment is required to reflect IFRS policies in the accounts of the Group's associates and joint venture. This adjustment relates mainly to the adoption of IAS 19 in respect of associates.

Taxation

The main difference in IAS 12, *Income Taxes,* compared to Irish GAAP relates to the basis of accounting for deferred tax. Under IAS 12, deferred tax is based on the concept of temporary differences, which are calculated by comparing the carrying value of each balance sheet item to its tax base.

The main adjustments arising in relation to tax are as follows:

- Recognition of deferred tax assets in relation to the Group's defined benefit pension schemes.
- Recognition of deferred tax liability in relation to intangible assets. This liability is released to the income statement in line with the amortisation of the related intangible assets.
- Deferred tax was not recognised on timing differences arising on gains on the sale of assets, under FRS19, if it was more likely than not that such gains would be rolled over. Deferred tax must be provided on all rolled over gains under IAS 12.
- Deferred tax was not recognised on timing differences arising on the revaluation of assets under FRS 19, whereas this must be recognised under IAS 12.
- The Group's share of the tax charge of its joint venture and associates is netted against the Group's share of profit of these entities rather than included in the total tax charge, when accounted for under IFRS equity accounting rules.
- The tax impact of certain adjustments to the income statement arising from the adoption of other standards under the transition to IFRS.

Detailed reconciliations from Irish GAAP to IFRS of the Group's financial performance, financial position and cash flows are contained in the following pages.

Group transition balance sheet as at 1 August 2004

	Under Irish GAAP €'000	Pensions €'000	Share options €'000	Goodwill & intangibles reclass €'000	Events after B/S date €'000	Other Incl. reclass €'000	Restated IFRS €'000
Assets							
Non current asset							
Property, plant & equipment	247,135	—	—	(4,365)	—	—	242,770
Intangible assets – goodwill	183,531	—	—	(5,139)	—	—	178,392
Intangible assets – other	—	—	—	9,504	—	—	9,504
Investments using equity accounting	116,991	(4,865)	—	—	—	(1,825)	110,301
Investments (available for sale)	245	—	—	—	—	—	245
Deferred tax assets	—	3,904	—	—	—	3,897	7,801
Total non current assets	547,902	(961)	—	—	—	2,072	549,013
Current assets							
Inventory	88,740	—	—	—	—	—	88,740
Trade debtors and other receivables	130,588	—	—	—	—	—	30,588
Current asset investments	—	—	—	—	—	—	—
Cash and cash equivalents	46,508	—	—	—	—	—	46,508
Total current assets	265,836	—	—	—	—	—	265,836
Total assets	813,738	(961)	—	—	—	2,072	814,849
Equity							
Called up share capital	37,177	—	—	—	—	—	37,177
Share premium	37,918	—	—	—	—	—	37,918
Share option reserve	—	—	650	—	—	—	650
Capital conversion reserve fund	2,118	—	—	—	—	—	2,118
Other non distributable reserves	1,080	—	—	—	—	—	1,080
Goodwill write off reserve	(111,206)	—	—	—	—	—	(111,206)
Retained earnings	367,035	(27,099)	(650)	—	6,744	(11,423)	334,607
Total shareholders equity	334,122	(27,099)	—	—	6,744	(11,423)	302,344
Minority interest	3,270	—	—	—	—	—	3,270
Total equity and minority	337,392	(27,099)	—	—	6,744	(11,423)	305,614
Liabilities							
Non current liabilities							
Interest bearing loans and borrowings	174,011	—	—	—	—	-	174,011
Employee benefits	2,326	28,339	—	—	—	—	30,665
Government grants	4,429	—	—	—	—	—	4,429
Other payables	987	—	—	—	—	—	987
Deferred tax liabilities	5,932	—	—	—	—	13,495	19,427
Provisions	16,938	—	—	—	—	—	16,938
Total non current liabilities	204,623	28,339	—	—	—	13,495	246,457
Current liabilities							
Interest bearings borrowings	13,907	—	—	—	—	—	13,907
Trade payables and other payables	237,708	(2,201)	—	—	(6,744)	—	228,763
Corporation tax payable	14,674	—	—	—	—	—	14,674
Provisions	5,434	—	—	—	—	—	5,434
Total current liabilities	271,723	(2,201)	—	—	(6,744)	—	262,778
Total liabilities	476,346	26,138	—	—	(6,744)	13,495	509,235
Total liabilities and equity	813,738	(961)	—	—	—	2,072	814,849

Restatement of Group income statement for the year ended 31 July 2005

	Under Irish GAAP €'000	*Reclass depn to amortisation* €'000	*Pension* €'000	*Share option expense* €'000	*Amortisation* €'000	*Asso/JV presentation* €'000	*Goodwill writeback* €'000	*Reclass* €'000	*Restated IFRS* €'000
Revenue including Group share of joint venture	1,455,061	—	—	—	—	—	—	—	1,455,061
Group revenue	1,408,174	—	—	—	—	—	—	—	1,408,174
Cost of sales	(1,110,506)	—	—	—	—	—	—	—	(1,110,506)
Gross profit	297,668	—	—	—	—	—	—	—	297,668
Distribution, administration and other expenses	(201,064)	1,157	2,108	(867)	—	—	—	(454)	(199,120)
Intangible amortisation	(3,548)	(1,157)	—	—	81	—	—	—	(4,624)
Profit on disposal of operations	8,670	—	—	—	-	—	1,331	—	10,001
Loss on termination of operations	(1,374)	—	—	—	—	—	—	—	(1,374)
Loss on disposal of fixed assets	(454)	—	—	—	—	—	—	454	—
Share of profit of associates & joint venture	27,478	—	—	—	—	(5,958)	—	—	21,520
Profit from operations before financing costs	127,376	—	2,108	(867)	81	(5,958)	1,331	—	124,071
Net financing costs (Group)	(11,851)	—	(449)	—	—	—	—	—	(12,300)
Net financing costs associates and joint venture	(541)	—	—	—	—	541	—	—	—
Profit before tax	114,984	—	1,659	(867)	81	(5,417)	1,331	—	111,771
Income tax	(23,555)	—	(99)	—	462	6,057	—	—	(17,135)
Profit for the year	91,429	—	1,560	(867)	543	640	1,331	—	94,636
Attributable as follows:									
Equity shareholders	91,153	—	1,560	(867)	543	640	1,331	—	94,360
Minority interest	276	—	—	—	—	—	—	—	276
	91,429	—	1,560	(867)	543	640	1,331	—	94,636
Earnings per share									
Basic	73.29								75.86
Fully diluted	72.27								74.87

Restatement of Group balance sheet as at 31 July 2005

	Under Irish GAAP €'000	Pensions €'000	Share options €'000	Goodwill & intangibles reclass €'000	Goodwill & intangibles Amortisation €'000	Events after B/S date €'000	Associate &JV Adj. €'000	Other incl reclasses €'000	Restated IFRS €'000
Assets									
Non current assets									
Property, plant & equipment	294,598	—	—	(7,020)	—	—	—	—	287,578
Intangible assets – goodwill	304,511	503	—	(49,549)	3,548	—	—	—	259,013
Intangible assets-other	—	—	—	80,482	(3,467)	—	—	—	77,015
Investments using equity accounting	124,858	(7,586)	—	—	—	—	640	(1,825)	116,087
Investments (available for sale)	242	—	—	—	—	—	—	—	242
Deferred tax assets	—	4,868	—	—	—	—	—	10,161	15,029
Total non current assets	724,209	(2,215)	—	23,913	81	—	640	8,336	754,964
Current assets									
Inventory	88,299	—	—	—	—	—	—	—	88,299
Trade debtors and other receivables	169,514	—	—	—	—	—	—	—	169,514
Current asset investments	—	—	—	—	—	—	—	4,000	4,000
Cash and cash equivalents	51,687	—	—	—	—	—	—	(4,000)	47,687
Total current assets	309,500	—	—	—	—	—	—	—	309,500
Total assets	1,033,709	(2,215)	—	23,913	81	—	640	8,336	1,064,464
Equity									
Called up share capital	37,471	—	—	—	—	—	—	—	37,471
Share premium	43,745	—	—	—	—	—	—	—	43,745
Share option reserve fund	—	—	1,517	—	—	—	—	—	1,517
Capital conversion reserve fund	2,118	—	—	—	—	—	—	—	2,118
Other non distributable reserves	1,080	—	—	—	—	—	—	—	1,080
Goodwill write off reserve	(109,875)	—	—	—	—	—	—	(1,331)	(111,206)
Foreign currency translation reserve	—	—	—	—	—	—	—	(1,097)	(1,097)
Retained earnings	442,224	(34,651)	(1,517)	—	543	7,559	640	(8,995)	405,803
Total shareholders equity	416,763	(34,651)	—	—	543	7,559	640	(11,423)	379,431
Minority interest	3,924	—	—	—	—	—	—	—	3,924
Total equity and minority	420,687	(34,651)	—	—	543	7,559	640	(11,423)	383,355
Liabilities									
Non current liabilities									
Interest bearing loans and borrowings	237,555	—	—	—	—	—	—	—	237,555
Employee benefits	2,309	34,543	—	—	—	—	—	—	36,852
Government grants	3,359	—	—	—	—	—	—	—	3,359
Other payables	450	—	—	—	—	—	—	—	450
Deferred tax liabilities	8,575	—	—	23,913	(462)	—	—	19,759	51,785
Provisions	31,950	—	—	—	—	—	—	—	31,950
Total non current liabilities	284,198	34,543	—	23,913	(462)	—	—	19,759	361,951
Current liabilities									
Interest bearings borrowings	30,001	—	—	—	—	—	—	—	30,001
Trade payables and other payables	283,131	(2,107)	—	—	—	(7,559)	—	—	273,465
Corporation tax payable	11,027	—	—	—	—	—	—	—	11,027
Provisions	4,665	—	—	—	—	—	—	—	4,665
Total current liabilities	328,824	(2,107)	—	—	—	(7,559)	—	—	319,158
Total liabilities	613,022	32,436	—	23,913	(462)	(7,559)	—	19,759	681,109
Total liabilities and equity	1,033,709	(2,215)	—	23,913	81	—	640	8,336	1,064,464

Restatement of Group cash flow statement as at 31 July 2005

	Under Irish GAAP €'000	Goodwill and intangibles reclass €'000	Pension €'000	Share options €'000	Other reclass €'000	Restated IFRS €'000
Cash flows from operating activities						
Operating profit	93,056	81	2,108	(867)	(454)	93,924
Depreciation of property, plant and equipment	24,651	(1,157)	—	—	—	23,494
Amortisation of intangible assets	3,548	1,076	—	—	—	4,624
Amortisation of government grants	—	—	—	—	—	—
Cost of employee share-based payments	—	—	—	867	—	867
Loss on disposal of property, plant and equipment	—	—	—	—	454	454
Foreign exchange gains	728	—	—	—	—	728
Operating profit before changes in working capital	121,983	—	2,108	—	—	124,091
Increase/(decrease) in inventory	4,598	—	—	—	—	4,598
Increase in trade and other receivables	(26,229)	—	—	—	—	(26,229)
(Decrease)/increase in trade and other payables	20,157	—	(2,108)	—	—	18,049
Cash generated from operating activities	120,509	—	—	—	—	120,509
Interest paid	(12,411)	—	—	—	—	(12,411)
Income tax paid	(18,771)	—	—	—	—	(18,771)
Dividends paid to minorities	(205)	—	—	—	—	(205)
Net cash from operating activities	89,122	—	—	—	—	89,122
Cash flows from investing activities						
Proceeds from sale of property, plant and equipment	2,451	—	—	—	—	2,451
Purchase of property plant and equipment						
– Ongoing	(7,363)	—	—	—	—	(7,363)
– New investments	(43,931)	—	—	—	—	(43,931)
Acquisition of subsidiaries, businesses and associates, net of cash acquired	(90,141)	—	—	—	(4,000)	(94,141)
Disposal of subsidiaries and business	14,743	—	—	—	—	14,743
Dividends received	16,223	—	—	—	—	16,223
Investments in and advances to associates and joint venture	(3,304)	—	—	—	—	(3,304)
Deferred consideration paid	(6,788)	—	—	—	—	(6,788)
Other	33	—	—	—	—	33
Net cash flow from investing activities	(118,077)	—	—	—	(4,000)	(122,077)
Cash flows from financing activities						
Proceeds from issue of share capital	6,121	—	—	—	—	6,121
Drawdown of loan capital	46,409	—	—	—	—	46,409
Capital element of finance lease liabilities	(565)	—	—	—	—	(565)
Equity dividends paid	(14,052)	—	—	—	—	(14,052)
Net cash from financing activities	37,913	—	—	—	—	37,913
Net increase/(decrease) in cash and cash equivalents	8,958	—	—	—	(4,000)	4,958
Translation adjustment	(155)	—	—	—	—	(155)
Cash and cash equivalents at 1 August 2004	38,616	—	—	—	—	38,616
Cash and cash equivalents at 31 July 2005	47,419	—	—	—	(4,000)	43,419

34 Approval of financial statements

These financial statements were approved by the Board on 25 September 2006.

Independent auditor's report to the members of IAWS Group, plc

We have audited the Group and Company financial statements (the "financial statements") of IAWS Group, plc for the year ended 31 July 2006, which comprise the Group Income Statement, the Group Balance Sheet, the Group Cash Flow Statement, the Group Statement of Recognised Income and Expense, the Group Statement of Accounting Policies and the related notes, and the Company Balance Sheet, Company Statement of Accounting Policies and related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with Section 193 of the Companies Act 1990. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

The directors' responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and EU IFRS, and for preparing the Company financial statements in accordance with applicable law and the accounting standards issued by the Accounting Standards Board and promulgated by the Institute of Chartered Accountants in Ireland (Generally Accepted Accounting Practice in Ireland), are set out in the Statement of Directors' Responsibilities on page 44.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and have been properly prepared in accordance with the Companies Acts 1963 to 2005 and whether, in addition, the Group financial statements have been properly prepared in accordance with Article 4 of the IAS Regulation. We also report to you our opinion as to: whether proper books of account have been kept by the Company; whether at the balance sheet date, there exists a financial situation requiring the convening of an extraordinary general meeting of the Company; and whether the information given in the Directors' Report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit and whether the Company balance sheet is in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules of the Irish Stock Exchange regarding directors' remuneration and directors' transactions is not disclosed and, where practicable, include such information in our report.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Irish Stock Exchange, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Financial Highlights, the Chairman's Statement, the Review of Business Operations, the Financial Review, the Directors' Report, the Corporate Governance Statement, and the Report on Directors' Remuneration. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Independent auditor's report to the members of IAWS Group, plc (continued)

Opinion

In our opinion

- the Group financial statements give a true and fair view, in accordance with EU IFRS, of the state of the Group's affairs as at 31 July 2006 and of its profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Acts 1963 to 2005 and Article 4 of the IAS Regulation;
- the Company financial statements give a true and fair view, in accordance with Generally Accepted Accounting Practice in Ireland, of the state of the Company's affairs as at 31 July 2006; and
- the Company financial statements have been properly prepared in accordance with the Companies Acts 1963 to 2005.

We have obtained all the information and explanations which we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the Company. The Company balance sheet is in agreement with the books of account.

In our opinion the information given in the Directors' Report is consistent with the financial statements.

The net assets of the Company, as stated in the Company balance sheet, are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 July 2006 a financial situation which under Section 40 (1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the Company.

KPMG
Chartered Accountants
Registered Auditor

25 September, 2006

PART II

FINANCIAL INFORMATION ON HIESTAND HOLDING AG

This Part II contains:

- Section A: Historical consolidated financial information relating to Hiestand for the two years ended 31 December 2007;
- Section B: Historical consolidated financial information relating to Hiestand for the two years ened 31 December 2006 under IFRS.

SECTION A

HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO HIESTAND HOLDING AG FOR THE TWO YEARS ENDED 31 DECEMBER 2007

The financial information presented in this Part II Section A, has been extracted without material adjustment from pages 58 to 115 of the Annual Report for 2007 of Hiestand Holding AG. The financial information has been prepared in accordance with IFRS, their interpretations issued by the International Accounting Standards Board, and Swiss Law. The Annual Report of Hiestand Holding AG was published on 2 April 2008.

CONSOLIDATED FINANCIAL STATEMENTS OF THE HIESTAND GROUP

Consolidated balance sheet

1.1 CONSOLIDATED BALANCE SHEET

ASSETS

as of 31 December in CHF thousand

	Notes	2007	2006 adjusted*
CURRENT ASSETS			
Cash and cash equivalents	2.6	12 053	26 744
Other current financial assets	2.14	2 839	2 736
Trade receivables	2.7	86 295	71 704
Current tax assets	2.4	3 281	4 340
Other receivables	2.7	16 897	10 027
Inventories	2.8	41 442	33 472
Assets classified as held for sale	2.9	100	221
Prepaid expenses and accrued income		6 838	5 136
Total current assets		**169 745**	**154 380**
NON-CURRENT ASSETS			
Property, plant and equipment	2.11	247 122	229 290*
Investment properties	2.11	5 380	2 054
Intangible assets	2.12	230 966	228 547*
Loans due from third parties		195	234
Other non-current financial assets	2.14	2 683	2 650
Employee benefit assets	2.17	747	680
Deferred tax assets	2.5	1 065	917
Total non-current assets		**488 158**	**464 372***
Total assets		**657 903**	**618 752***

* Refer to Note 2.3

LIABILITIES AND EQUITY

as of 31 December in CHF thousand

	Notes	2007	2006 adjusted*
CURRENT LIABILITIES			
Interest-bearing loans and borrowings	2.16	48 786	44 089
Trade payables	2.15	60 705	49 162
Current tax liabilities	2.4	17 049	12 128
Other payables	2.15	5 292	5 006
Accrued expenses and deferred income		24 799	21 271
Total current liabilities		**156 631**	**131 656**
NON-CURRENT LIABILITIES			
Interest-bearing loans and borrowings	2.16	141 933	171 413
Provisions	2.18	1 545	1 757
Employee benefit obligations	2.17	1 714	1 240
Deferred tax liabilities	2.5	36 190	42 200*
Total non-current liabilities		**181 382**	**216 610***
Total liabilities		**338 013**	**348 266***
EQUITY			
Share capital	2.20	532	532
Additional paid-in capital		99 863	99 839
Treasury shares		(1 225)	(913)
Retained earnings		208 085	160 289*
Total shareholders' equity attributable to equity holders of Hiestand Holding AG		**307 255**	**259 747***
Minority interest		12 635	10 739
Total equity		**319 890**	**270 486***
Total liabilities & equity		**657 903**	**618 752***

* Refer to Note 2.3

Consolidated income statement

1.2 CONSOLIDATED INCOME STATEMENT
for the year ended 31 December in CHF thousand

	Notes	2007	2006 adjusted*
Net sales		740 627	516 099
Services provided		1 517	1 595
Total revenue	2.1	**742 144**	**517 694**
Other operating income	2.23	11 798	4 214
Changes in inventories of finished goods and work in progress		6 365	(50)
Total income		**760 307**	**521 858**
Raw materials and consumables used		(327 755)	(208 585)
Personnel expenses	2.22	(179 425)	(128 811)
Depreciation of property, plant and equipment and investment property	2.11	(35 255)	(26 722)*
Amortisation of intangible assets	2.12	(5 944)	(2 602)
Other operating expenses	2.24	(144 674)	(102 887)
Earnings before interest and taxes (EBIT)		**67 254**	**52 251***
Financial expenses	2.25	(19 385)	(12 312)
Financial income	2.25	10 381	9 306
Profit before tax		**58 250**	**49 245***
Income tax expense	2.4	(9 971)	(12 491)*
Profit for the year		**48 279**	**36 754***

	Notes	2007	2006 adjusted*
Attributable to:			
Equity holders of Hiestand Holding AG		45 123	34 383*
Minority interest		3 156	2 371
Basic earnings per share (in CHF)	2.21	85.00	64.77*
Diluted earnings per share (in CHF)	2.21	85.00	64.77*

* Refer to Note 2.3

Consolidated statement of changes in equity

1.3 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
in CHF thousand

	Notes	Share capital	Additional paid-in capital	Treasury shares
Balance as of 1 January 2006		**532**	**99 561**	**(1 030)**
First-time consolidation TK-Center Birrfeld AG	2.3	–	–	–
Foreign exchange translation differences		–	–	–
Net income recognized directly in equity		–	–	–
Profit for the year, adjusted (see note 2.3)		–	–	–
Total recognized income and expense, adjusted		–	–	–
Repurchase of treasury shares		–	–	(441)
Sale of treasury shares		–	278	558
Dividends paid		–	–	
Balance as of 31 December 2006, adjusted		**532**	**99 839**	**(913)**
Balance as of 1 January 2007		**532**	**99 839**	**(913)**
Foreign exchange translation differences		–	–	–
Net income recognized directly in equity		–	–	–
Profit for the year		–	–	–
Total recognized income and expense		–	–	
Repurchase of treasury shares		–	–	(333)
Sale of treasury shares		–	24	21
Dividends paid		–	–	–
Balance as of 31 December 2007		**532**	**99 863**	**(1 225)**

* Refer to Note 2.3

Translation reserve	Other retained earnings	Total retained earnings	Total shareholders' equity	Minority interest	Total equity
6 853	120 504	127 357	226 420	8 368	234 788
–	(68)	(68)	(68)	–	(68)
6 580	–	6 580	6 580	–	6 580
6 580	(68)	6 512	6 512	–	6 512
	34 383	34 383	34 383	2 371	36 754*
6 580	34 315	40 895	40 895	2 371	43 266*
–	–	–	(441)	–	(441)
–	–	–	836	–	836
–	(7 963)	(7 963)	(7 963)	–	(7 963)
13 433	146 856	160 289	259 747	10 739	270 486*
13 433	146 856	160 289	259 747	10 739	270 486
12 228	–	12 228	12 228	–	12 228
12 228	–	12 228	12 228	–	12 228
–	45 123	45 123	45 123	3 156	48 279
12 228	45 123	57 351	57 351	3 156	60 507
–	–	–	(333)	–	(333)
–	–	–	45	–	45
–	(9 555)	(9 555)	(9 555)	(1 260)	(10 815)
25 661	182 424	208 085	307 255	12 635	319 890

Consolidated statement of cashflows

1.4 CONSOLIDATED STATEMENT OF CASHFLOWS
for the year ended 31 December in CHF thousand

	Notes	2007	2006 adjusted*
Profit before tax		58 250	49 245*
Financial expenses, net of realized exchange losses		14 929	10 214
Financial income, net of realized exchange gains		(6 018)	(7 110)
Depreciation of property, plant and equipment and investment properties	2.11	35 255	26 722*
Amortisation of intangible assets	2.12	5 944	2 602
Impairment losses and reversals	2.9	-	12
(Gain)/Loss on disposal of property, plant and equipment		(469)	(301)
(Increase)/decrease in trade and other receivables		(21 321)	776
(Increase)/decrease in inventories		(7 451)	(969)
(Increase)/decrease in prepaid expenses and accrued income		(1 498)	2 436
Increase/(decrease) in trade and other payables		11 772	2 749
Increase/(decrease) in accrued expenses and deferred income		3 482	2 797
Increase/(decrease) in provisions and employee benefit liabilities		128	(181)
Income taxes paid		(10 677)	(12 048)
Net cash provided by/(used in) operating activities		**82 326**	**76 944**
Proceeds from sale of property, plant and equipment		1 426	1 266
Purchase of property, plant and equipment and investment properties	2.11	(51 184)	(25 167)
Purchase of intangible assets	2.12	(840)	(1 638)
Acquisition of subsidiary, net of cash acquired	2.3	-	(153 058)
Net proceeds from purchases + sales of marketable securities, incl. derivative financial instruments		(14)	-
Investments in other financial assets (including associates)		(83)	(417)
Interest received		230	177
Dividends received		4	171
Net cash provided by/(used in) investing activities		**(50 461)**	**(178 666)**

for the year ended 31 December in CHF thousand

	Notes	2007	2006 adjusted*
Repurchase of treasury shares		(333)	(441)
Sale of treasury shares		45	852
Dividends paid		(10 815)	(7 963)
Increase/(decrease) in bank overdrafts	2.16	(14 988)	5 553
Increase in interest bearing liabilities	2.16	25 390	156 639
Repayment of interest bearing liabilities		(35 255)	(35 013)
Payment of finance lease liabilities		(110)	(98)
Interest paid		(10 711)	(2 954)
Net cash provided by/(used in) financing activities		**(46 777)**	**116 575**
Net increase/(decrease) in cash and cash equivalents		**(14 912)**	**14 853**
Cash and cash equivalents as of 1 January		**26 744**	**11 767**
Effect of exchange rate fluctuations on cash and cash equivalents		221	124
Cash and cash equivalents as of 31 December		**12 053**	**26 744**

* Refer to Note 2.3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Significant Accounting Policies

1.5 SIGNIFICANT ACCOUNTING POLICIES

1.5.0 INTRODUCTION

Hiestand Holding AG (the "Company") is a company domiciled in Lupfig, Switzerland. The consolidated financial statements of the Company for the year ended 31 December 2007 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates and jointly controlled entities. The consolidated financial statements were authorized for issue by the Board of Directors on 14 March 2008 and are subject to approval by the Annual General Meeting of shareholders on 7 May 2008.

1.5.1 STATEMENT OF COMPLIANCE WITH IFRS

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) and are in accordance with the Swiss law.

The accounting policies applied are unchanged to the prior year, except as set out below.

Where it has been necessary, comparable figures have been reclassified or amended. Hiestand Holding AG applies the following revised and new standards and interpretations published by the International Accounting Standards Board (IASB) as from 1 January 2007: modifications to IAS 32 – financial instruments: disclosure and presentation and to IAS 39 – financial instruments: recognition and measurement. Adaption of IFRS 7 – financial instruments: disclosures, IFRIC 7 – applying the restatement approach under IAS 29 financial reporting in Hyperinflationary economies, IFRIC 8 – scope of IFRS 2, IFRIC 9 – reassessment of embedded derivatives, IFRIC 10 – interim financial reporting and impairment as well of amendment to IAS 1 – presentation of financial statements: capital disclosure. Hiestand Holding AG has assessed the consequences of those revised and new standards and has found no significant impact to the equity and to the result of the Group.

1.5.2 BASIS OF PREPARATION

The consolidated financial statements are presented in S francs, the functional currency of Hiestand Holding A are prepared on the historical cost basis except that the f ing assets and liabilities are stated at their fair value: deriv financial instruments, financial assets available-for-sale as w financial instruments held for trading or otherwise designa fair value with unrealized gains and losses recognized in the income statement. Recognized assets and liabilities tha are stated at fair value in respect of the risk that is hedg current assets and disposal groups held for sale are sta lower of carrying amount and fair value less costs to sell.

The accounting policies set out below have been applied consistently by the Group's reporting entities and to all periods pr sented in these consolidated financial statements.

1.5.3 BASIS OF CONSOLIDATION

SUBSIDIARIES Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This is usually the case where the Group holds more than 50% of the voting rights of an entity or where it has been granted management of the entity contractually. The financial statements of subsidiaries are included in the consolidated financial statements from the da[illegible] control commences until the date that control ceases. The f[illegible]wing table shows the significant subsidiaries of the Gr[illegible]

Company, domicile	Share capital in millions	Percentage held 2007	Percentage held 2006	Method of
Hiestand Holding AG, Lupfig (CH)	CHF 0.532	n/a	n/a	a
Hiestand International AG, Schlieren (CH)	CHF 0.200	100.00	100.00	F
Hiestand Schweiz AG, Schlieren (CH)	CHF 3.500	100.00	100.00	F
TK-Center Birrfeld AG, Lupfig (CH)[2]	CHF 1.500	100.00	100.00	F
HiCoPain AG, Dagmersellen (CH)	CHF 20.000	60.00	60.00	F
Hiestand Beteiligungsholding GmbH & Co. KG, Gerolzhofen (DE)[3]	EUR 0.026	100.00	100.00	F
Hiestand Deutschland GmbH, Gerolzhofen (DE)	EUR 0.512	100.00	100.00	F
Hiestand & Suhr Handels- und Logistik GmbH, Vogtsburg-Achkarren (DE)	EUR 0.025	100.00	100.00	F
Fricopan Back GmbH, Berlin (DE)[4]	EUR 1.500	100.00	100.00	F
Fricopan Back GmbH Immekath, Immekath (DE)[4]	EUR 4.000	100.00	100.00	F
Fricopan Middle East FZE, Ras Al Khaimah (UAE)[4]	AED 0.100	100.00	100.00	F
Fricopan UK, Ltd, Romsey, Hampshire (UK)[4]	GBP 0.004	100.00	100.00	F
Hiestand Japan Co., Ltd, Tokio (JP)	JPY 185.000	100.00	100.00	F
Hiestand Austria GmbH, Wiener Neudorf (AT)	EUR 0.036	100.00	100.00	F
Hiestand Polska SP. Z.O.O., Grodzisk Mazowiecki (PL)	PLN 60.637	100.00	100.00	F
Hiestand Malaysia SDN BHD, Bandar Baru Bangi (MY)	MYR 2.400	100.00	100.00	F
La Nouvelle Boulangerie Backwaren und -technik Vertriebs GmbH, Berlin (DE)[5]	EUR 0.026	25.00	25.00	a
Hiestand Istanbul Dondurulmus Gida Tic. Ltd Sti., Istanbul (TR)[6]	TRY 0.545	100.00	0.00	F
Hiestand Services AG, Lupfig (CH)[7]	CHF 0.200	100.00	0.00	F

1 E = accounted for using the equity method; F = fully consolidated.
2 The TK-Center Birrfeld AG was acquired to 100% by Hiestand Schweiz AG in the first halfyear 2006, cp. note 2.3.
3 The amount disclosed represents limited liability capital
4 Fricopan Back GmbH, Berlin, Fricopan Back GmbH Immekath, Immekath, Fricopan UK, Ltd as well as Fricopan Middle East PZE acquired as per 1 November 2006, refer to note 2.3.
5 Based on contractual agreements we have no significant influence based on IAS 28.
6 The Hiestand Istanbul Dondurulmus Gida Tic. Ltd Sti. was incorporated on 1 March 2007 as a 100% subsidiary.
7 The Hiestand Services AG was founded on March 7, 2007 as 100% subsidiary.

1.5.3 BASIS OF CONSOLIDATION (CONTINUED)

ASSOCIATES Associates are those enterprises in which the Group has significant influence, but not control, over the financial and operating policies. This is generally presumed when the Group owns between 20% and 50% of the voting rights. The consolidated financial statements include the Group's share of the total recognized gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. After application of the equity method, the Group assesses whether there is any objective evidence that a net investment in an associate is impaired and recognizes any impairment loss. When the Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to zero and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

The Group does currently not include any associates.

JOINTLY CONTROLLED ENTITIES Jointly controlled entities are those enterprises over whose activities the Group has joint control, established by contractual agreement. Jointly controlled entities are accounted for using the equity method, from the date that joint control commences until the date that joint control ceases.

The Group does currently not include any jointly controlled entities.

TRANSACTIONS ELIMINATED ON CONSOLIDATION Intragroup balances and transactions, and any unrealized gains arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the enterprise. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

1.5.4 FOREIGN CURRENCY

FOREIGN CURRENCY TRANSACTIONS AND BALANCES Transactions in foreign currencies are translated to Swiss francs at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Swiss francs at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Swiss francs at foreign exchange rates ruling at the dates the values were determined.

FINANCIAL STATEMENTS OF FOREIGN OPERATIONS The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to Swiss francs at the foreign exchange rates ruling at the balance sheet date. The revenues and expenses as well as cash flows of foreign operations are translated to Swi age exchange rates approximating the foreign exch s ruling at the dates of the transactions. Foreign exch ences arising on translation of net assets, income a s, are recognized directly in equity until a foreign op At that point the foreign exchange differences ar e income statement.

NET INVESTMENT IN A FOREIGN OPERATION change differences arising from the translation of monetary items that are, in substance, a part of the net investment in a f eign operation are recognized directly in equity. Such e ences are recognized in profit or loss on disposal of the net in estment or on settlement of the monetary items.

Since 1 January 2004 (first time adoption of IFRS) the cumulated foreign exchange differences are treated as described bef e and recorded seperately in the equity.

Foreign exchange rates	Year end rates 2007	Year end rates 2006	Average rates 2007	ates 2006
1 EUR	1.66	1.61	1.64	7
100 PLN	46.27	41.94	43.54	.7
100 JPY	1.00	1.02	1.02	08
1 GBP	2.38	2.39	2.43	31
100 MYR	34.01	34.57	35.03	32
1 USD	1.13	1.22	1.20	1.25
100 TRY	96.89	n/a	92.45	a

1.5.5 CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash balances and call deposits with original maturity dates of up to 90 days, and are stated at nominal value.

1.5.6 DERIVATIVE FINANCIAL INSTRUMENTS

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operating, financing and investing activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are stated at fair value. Recognition of any resultant gain or loss depends on the nature of the item being hedged. Gains or losses on derivative financial instruments for which no hedge accounting is applied are recognized in profit or loss immediately.

1.5.7 HEDGING

CASH FLOW HEDGES Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognized directly in equity. When the forecasted transaction results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified into profit or loss in the same period during which the asset acquired or liability assumed affects profit or loss. When the forecasted transaction results in the recognition of a non-financial asset or liability, the cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the asset or liability. In any other case, the cumulative gain or loss is removed from equity and recognized in the income statement at the same time as the hedged transaction. The ineffective part of any gain or loss is recognized in the income statement immediately.

HEDGE OF MONETARY ASSETS AND LIABILITIES Where a derivative financial instrument is used to hedge economically the foreign exchange exposure of a recognized monetary asset or liability, no hedge accounting is applied and any gain or loss on the hedging instrument is recognized in the income statement.

HEDGE OF A NET INVESTMENT AND IN FOREIGN OPERATION The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognized in equity. The ineff portion is recognized immediately in profit or loss.

FAIR VALUE HEDGES Where a derivative financial hedges the exposure to changes in the fair value of a rec set or liability (other than economical hedges of foreign e exposure of recognized monetary assets or liabilities), the hedg item is stated at fair value in respect of the risk being hedg Gains or losses on remeasurement of both the hedging instrument and the hedged item are recognized in the income sta

1.5.8 TRADE AND OTHER RECEIVABLES

Trade and other receivables are stated at their cost less any accumulated impairment losses.

The allowance accounts in respect of account receivables are used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amount considered irrecoverable is written off against the financial asset directly.

The Group establishes an adjustment for doubtful receivables that represents its estimate of expected losses in respect of trade and other receivables. The main components of this adjustment are an individual loss component that relates to individually significant exposures (individual value adjustments), and an overall loss component established for groups of similar assets in respect of losses that have been expected but not yet identified (overall value adjustment). The overall value adjustment is determined based on historical data of payment statistics for similar financial assets.

1.5.9 INVENTORIES

Inventories include raw materials, auxiliary supplies, finished goods and trading goods and are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated selling costs. The cost of inventories is assigned by using the weighted average cost formula. Cost includes the cost of materials, direct labor as well as a systematic allocation of fixed and variable production overheads and other costs incurred in bringing the inventories to their present location and condition.

1.5.10 ASSETS CLASSIFIED AS HELD FOR SALE

Immediately before classification as held for sale, the measurements of the assets (and all assets and liabilities in a disposal group) is brought up to date in accordance with IFRS 5. Then, on initial classification as held for sale, non-current assets and disposal groups are recognized at the lower of carrying amount and fair value less costs to sell.

Impairment losses on initial classification as held for sale are recorded directly in the income statement. The same applies to gains and losses on subsequent revaluations. Assets (or a disposal group) are only classified and measured as held for sale if they are available for sale immediately in its present condition and if the sale is highly probable within one year.

1.5.11 PROPERTY, PLANT AND EQUIPMENT INVESTMENT PROPERTIES

OWNED ASSETS Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost of self-constructed assets includes the c terials, direct labor, an appropriate proportion of production o ds. Where relevant, cost also includes the cost of dismantling and r moving the items and restoring the site on which the ted.

Certain items of property, plant and equipment tha d been revalued to fair value on or prior to 1 January 2004, the date of transition to IFRS, are measured on the basis of deemed c ing the revalued amount at the date of that revaluation, less subsequent depreciation and any impairment losses.

Where an item of property, plant and equipment comprises major components having different useful lives, ounted for as separate items of property, plant and equipment.

LEASED ASSETS Leases in terms of which the Group assumes substantially all the risks and rewards of ownership ed as finance leases. Plant and equipment acquired b e leases are stated at an amount equal to the lower of its f alue and the present value of the minimum lease pa tion of the lease, less accumulated depreciation and impairment losses.

Payments made under operating leases are r ognized in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense.

SUBSEQUENT EXPENDITURE Expenditure inc o or replace a component of an item of property, pl ment, including major inspection and overhau s capitalized. All other subsequent costs are re e income statement as an expense as incurred.

1.5.11 PROPERTY, PLANT AND EQUIPMENT AND INVESTMENT PROPERTIES (CONTINUED)

DEPRECIATION Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of items of property, plant and equipment, and major components that are accounted for separately. Land is not depreciated. Leasehold property is depreciated over the shorter of the lease term and its useful life. The estimated useful lives are as follow:

Buildings	40 years
Building installations	14 years
Plant and production equipment	10 years
Office equipment	8-12 years
IT equipment	3 years
Vehicles	3–5 years

The useful life is reviewed annually.

INVESTMENT PROPERTIES Investment properties are stated at cost less accumulated depreciation and impairment losses. Land is not depreciated. The estimated useful lives are as follows:

Buildings	40 years
Building installations	14 years

The useful life is reviewed annually.

1.5.12 INTANGIBLE ASSETS

GOODWILL In respect of business combinations tha curred since 1 January 2004, goodwill represents the diff between the cost of the business combination and the Gr interest in the net fair value of identifiable assets, liabilities and contingent liabilities acquired.

In respect of business combinations that occurr 1 January 2004, goodwill is included on the basis of its deemed cost, representing the amount recorded under Swiss GAAP FER at the date of transition to IFRS.

Positive goodwill is recognized as an asset and measur cost or deemed cost less accumulated impairment losses. I spect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associa goodwill arising on an acquisition is recognized directly in the income statement.

RESEARCH AND DEVELOPMENT Expenditure on r activities, undertaken with the prospect of gaining ne knowledge and understanding, is recognized in the inc ment as an expense as incurred.

Expenditure on development activities is capitalized only if the product or process is technically and commercially f if evidence of future use exists and if development c separately determined and reliably measured. Other de expenditure is recognized in the income statement as an e as incurred. Capitalized development expenditure is sta less accumulated amortization and impairment losses.

CUSTOMER RELATIONSHIPS AND TRADEMARKS relationships and trademarks acquired in business c are recognized at their fair values at the date of acquisition. Customer relationships are amortized over the expected useful liv Trademarks are tested for impairment annually or mor if there is an indication that they might be impaired.

OTHER INTANGIBLE ASSETS Other intangible assets with a finite useful life that are acquired by the Group are sta less accumulated amortization and impairment losses.

AMORTIZATION Goodwill and other intangible assets with indefinite useful lives are not amortized. Intangible assets with a finite useful life are amortized on a straight-line basis o timated useful lives. The estimated useful lives are as f

Patents	
Software	
Customer relationships	

1.5.13 FINANCIAL ASSETS

CURRENT FINANCIAL ASSETS Current financial assets include debt and equity instruments held for trading purposes as well as derivative assets. They are stated at fair value, with any resultant gains and losses recognized in the income statement, except for derivative assets that are designated as a cash flow hedge (see "Hedging").

Investments are recognized/derecognized by the Group on the date it commits to purchase/sell the investments (trade date).

LOANS AND OTHER FINANCIAL ASSETS Other financial assets comprise long-term receivables such as rent deposits. Loans and other long-term receivables are stated at amortized cost less impairment losses.

1.5.14 IMPAIRMENT

Goodwill and intangible assets with indefinite useful liv e tested for impairment annually or more frequently e is an indication that they might be impaired. The carrying amount of assets other than goodwill, inventories and def ed tax assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indica ists, the asset's recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Impairment losses in respect of goodwill are not sed. An impairment loss of a receivable is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was r - spect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the re able amount.

1.5.15 TRADE AND OTHER PAYABLES

Trade and other payables, other than derivativ e stated at amortized cost. Derivative liabilities ar air value, with any resultant gains and losses recognized in the income statement, except for derivative liabilities - nated as a cash flow hedge (see "Hedging").

1.5.16 INTEREST-BEARING LOANS AND BORROWINGS

Interest-bearing liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequently, interest-bearing liabilities are stated at amortized cost using the effective interest rate method.

1.5.17 PROVISIONS

A provision is recognized when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows.

RESTRUCTURING A provision for restructuring is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced to those affected by it.

ONEROUS CONTRACTS A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

1.5.18 EMPLOYEE BENEFITS

The Group sponsors post-employment benefit plans the national regulations of the countries in which it oper

DEFINED CONTRIBUTION PLANS Certain of the Gr sion schemes are defined contribution plans. Obligations f tributions to these plans are recognized as an expense in the income statement as incurred.

DEFINED BENEFIT PLANS The pension plans in S qualify as defined benefit plans under IAS 19. The Group's net obligation is calculated separately for each plan by estima amount of future benefit that employees have earned in r for their service in the current and prior periods. Tha is discounted to determine the present value, and the f of any plan assets is deducted. The discount rate is the yield a balance sheet date on high quality bonds that have ma approximating the terms of the Group's obligations. The calculation is performed on an annual basis by qualified actuaries using the projected credit unit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employ nized as an expense in the income statement on a str basis over the average period until the benefits bec To the extent that the benefits vest immediately, the e recognized immediately in the income statement.

Actuarial gains and losses are recognized to the e they exceed 10% of the higher of the defined benefit oblig the fair value of plan assets. The amount exceeding this corridor is recognized in the income statement over the expected a remaining working lives of the employees participa plan.

Where the calculation results in a surplus, a pension asset is recognized only to the extent that it represents economic benefi in the form of refunds or reductions in future contributions.

LONG-TERM SERVICE BENEFITS The Group's net oblig respect of long-term service benefits, other than pension plans, is the amount of future benefits that employees hav return for their service in the current and prior periods.

1.5.19 TREASURY SHARES

When share capital of Hiestand Holding AG is repurchased, the amount of the consideration paid (acquisition price), including directly attributable costs and current taxes, is recognized as a change in equity. Repurchased shares are classified as treasury shares and presented as a deduction from equity. The consideration received when treasury shares are sold is recognized as a change in equity, whereby any amount exceeding or falling short of the original cost is recognized in additional paid-in capital.

1.5.20 REVENUE RECOGNITION

GOODS SOLD AND SERVICES RENDERED Revenue from the sale of goods is recognized net of sales deductions (such as trade discounts and rebates) when the goods are delivered and the significant risks and rewards transferred to the buyer. Commission income from logistical services rendered is recognized in proportion to the stage of their completion at the balance sheet date.

GOVERNMENT GRANTS In certain countries, the Group obtains government grants related to property, plant and equipment or other assets or in the form of refunds for certain expenses.

Grants that compensate the Group's cost of assets are recognized initially as a deduction from the carrying amount of the respective item and subsequently released to the income statement by way of reduced depreciation charges.

Grants for expenses incurred or granted unconditionally are recognized in the income statement when the grant becomes receivable.

1.5.21 FINANCIAL EXPENSES AND FINANCIAL INCOME

Financial expenses and financial income comprise inter able on borrowings calculated using the effective interest method, interest receivable on funds invested, dividend inc eign exchange gains or losses, unrealized gains and losses on certain financial assets and liabilities (including derivativ air value, and gains and losses on disposal of financial instruments. All borrowing costs are expensed.

Interest income is recognized in the income statement as it occurs, using the effective interest method. Dividend income is recognized in the income statement on the date the entit ht to receive payments is established which in the case of quoted securities is usually the ex-dividend date. The inter xpense component of finance lease payments is recognized in the income statement using the effective interest method.

1.3.22 INCOME TAX

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized based on the balance sheet liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. No deferred tax is recognized on goodwill if it is not deductible for tax purposes, and any temporary differences relating to investments in subsidiaries to the extent that they are controlled by the Group and will probably not reverse in the foreseeable future. The amount of deferred tax recognized is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

1.3.23 SEGMENT REPORTING

Segment information is presented in respect of the Gr graphical and business segments. The primary forma cal segments, is based on the Group's management and internal reporting structure. Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items dir attributable to a segment as well as those that can be alloca a reasonable basis (including goodwill). Unallocated items c prise mainly interest-earning assets and related rev est-bearing loans, borrowings and related expenses, inc corporate assets and related expenses.

GEOGRAPHICAL SEGMENTS The Group is primarily mana by two geographical markets: Europe, which stands f of the Group, and Asia, which represents the future opportunities in a developing frozen bakery products market. Eur operations in Switzerland, Germany, Austria, Poland and the r spective export markets, whereas Asia comprises Tur sia and Japan and the respective export markets.

Geographical segment information is based on the g cal location of assets. As the sales organizations are loca same geographical region as the customers, revenue by location of assets is identical to revenue by location of customers.

BUSINESS SEGMENTS The Group operates in the f main business segments:

- The frozen bakery product segment includes the pr tion and sale of frozen bakery products to all type of customer including export customers. The products are sold a convenience levels such as raw dough, pre-proven, par after defrosting ready to consume.
- The fresh bakery product segment includes the pr and sale of fresh bakery products to selected customer products are only sold freshly baked and in the pr Zurich and Warsaw.
- The retail segment consists of sales by our own baking shops and from Hiestand operated bake-off stations.

1.5.24 IFRS STANDARDS NOT YET EFFECTIVE

The following new and revised Standards and Interpretations have been issued, but are not yet effective and are not applied early in these consolidated financial statements. Their impact on the consolidated financial statements of Hiestand Group has not yet been systematically analyzed. The expected effects as disclosed in the table below reflect a first assessment by Group management.

Standard/Interpretation		Effective date	Planned application oup
IFRIC 11 – IFRS 2, Group and Treasury Share Transactions	*	1 March 2007	Reporting year 2008
IFRIC 12 – Service Concession Arrangements	*	1 January 2008	Reporting year 2008
IFRIC 14 – IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction	***	1 January 2008	Reporting year 2008
IFRIC 13 – Customer Loyalty Programs	*	1 July 2008	Reporting year 2009
IAS 1 rev. – Presentation of Financial Statements	**	1 January 2009	Reporting year 2009
IAS 23 rev. – Borrowing Costs	*	1 January 2009	Reporting year 2009
IFRS 8 – Operating Segments	**	1 January 2009	Reporting year 2009
IFRS 3 rev. – Business Combinations	***	1 July 2009	Reporting y 2010

* No or no significant impacts are expected on the consolidated financial statements of the Hiestand Group.

** Mainly additional or changes in disclosures are expected in the consolidated financial statements of the Hiestand Group.

*** The impact on the consolidated financial statements of the Hiestand Group can not yet be reliably determined.

Notes

2.1 PRIMARY SEGMENT REPORTING
in CHF thousand

	Europe 2007	Europe 2006	Asia 2007
Sales to third and related parties	714 203	490 481	27 941
Sales IC: to other area (intrasegment)	4 317	3 994	–
Total revenue	718 520	494 475	27 941
EBITDA	124 081	95 387	2 221
Depreciation	(34 161)	(25 431)	(907)
EBITA	89 920	69 956	1 314
Amortization of intangible assets	(5 848)	(2 510)	(94)
EBIT	84 072	67 446	1 220
Assets	657 263	587 948	17 495
Intercompany	26 819	23 693	1 197
Other assets	630 444	564 255	16 298
Liabilities	139 969	107 428	8 150
Intercompany	56 752	39 869	4 907
Other liabilities	83 217	67 559	3 243
Investments in fixed assets, investment property and intangible assets	50 130	228 961	1 362

* Adjusted

Export-sales to countries outside the defined segments are recorded in the segment in which the sales are invoiced. The small volume of these sales does not require a separate segment.

2.2 SECONDARY SEGMENT REPORTING
in CHF thousand

	Frozen 2007	Frozen 2006	Fresh 2007
Sales to third parties and related parties	689 389	493 416	40 596
Assets	631 848	565 972	2 851
Investments in fixed assets investment property and intangible assets	50 578	228 950	645

* Adjusted

Unallocated 2007	Unallocated 2006	Eliminations 2007	Eliminations 2006	Total 2007	Total 2006
–	–	–	–	742 144	517 694
–	–	(4 317)	(3 994)	–	–
–	–	(4 317)	(3 994)	742 144	517 694
(12 926)	(11 373)	(4 923)	(4 936)	108 453	81 575
(187)	(140)	–	–	(35 255)	(26 722)*
(13 113)	(11 513)	(4 923)	(4 936)	73 198	54 853*
(2)	–	–	–	(5 944)	(2 602)
(13 115)	(11 513)	(4 923)	(4 936)	67 254	52 251*
602 005	669 983	(618 860)	(655 857)	657 903	618 752*
590 844	631 206	(618 860)	(655 857)	–	–
11 161	38 777	–	–	657 903	618 752
471 704	438 150	(281 810)	(205 892)	338 013	348 266*
220 151	161 100	(281 810)	(205 892)	–	–
251 553	277 050	–	–	338 013	348 266
532	597	–	–	52 024	230 502

Retail 2007	Retail 2006	Unallocated 2007	Unallocated 2006	Eliminations 2007	Eliminations 2006	Total 2007	Total 2006
12 159	11 699	–	–	–	–	742 144	517 694
12 043	11 407	11 161	38 777	–	–	657 903	618 752*
269	752	532	597	–	–	52 024	230 502

2.3. ACQUISITIONS OF SUBSIDIARIES

in CHF thousand

In 2007 the Group did not acquire any subsidiaries.
In 2006 the Group acquired the following subsidiaries:

	Cash Outflow
Fricopan Group	150 906
TK-Center Birrfeld AG	2 152
Total	**153 058**

Fricopan Group

On 1 November 2006, the Group acquired all interests of Fricopan Back GmbH, Berlin, Fricopan Back GmbH Immekath, Immekath, Fricopan UK LTD and Fricopan Middle East FZE for the amount of TEUR 89 610. During financial 2007 the final computa the fair value was performed. Because of the short time period between the aquisition date and the balance sheet da December 2006 and due to incomplete documentation the f values of the aquired assets and liabilities could not defi determined as of 31 December 2006.

The adjusted closing as of 31 December 2006 and as of 30 J 2007 include the final fair value determination of building ment and machines. Depreciation and deferred taxes ha adjusted retrospectively accordingly.

The acquisition had the following effect on the Gr and liabilities (finally determined):

Acquiree's net assets at the acquisition date	provisorily determined values	Fair Value Adjustments	
Cash and cash equivalents	518	–	
Current financial assets	2	–	
Trade receivables	19 711	–	
Current tax assets	889	–	
Other receivables	4 228	–	
Inventories	9 330	–	
Deferred expenses & accrued income	83	–	
Property, plant & equipment (PPE)	49 796	(7 010)	
Financial assets (non-current)	1 655	–	
Intangible assets	65 937	–	
Interest-bearing loans and borrowings (current)	(35 838)	–	
Trade payables	(14 426)	–	
Other liabilities	(1 830)	–	
Accrued expenses & deferred income	(3 780)	–	
Deferred tax liabilities	(27 379)	2 580	
Provisions	(97)	–	
Contingent liabilities	(97)	–	
Total net identifiable assets, liabilities and contingent liabilities	**68 702**	**(4 430)**	
Goodwill on acquisition	74 253	4 430	
Total (cost of the combination)	**142 955**	–	
Consideration paid in cash	139 081	–	
Costs directly attributable to the combination	3 874	–	
Total cost of the combination	**142 955**	–	
Cash acquired	(518)	–	
Redemption of shareholders loan	8 469	–	
Net cash outflow	**150 906**	–	

As a result of the adjusted purchase price allocation intangible assets totaling CHF 65.9 million (customer relationships CHF 61.6 million and trademarks CHF 4.3 million), deferred tax liabilities of CHF 24.8 million and contingent liabilities of TCHF 97 were recognized.

The remaining goodwill includes expected synergies from the acquisition, the workforce and potentially other intangible assets that could not be valued separately.

In the year 2006 the subsidiaries contributed an adjusted profit of TCHF 421 to the consolidated profit. If the acquisition date had occurred on 1 January 2006, the estimated consolidated net sales for the year would have been CHF 648 million. An estimated consolidated profit for the same period is impra termined due to the lack of data.

The balance sheet, the income statement and the statement of cash flows as of 31 December 2006 and as of 30 J e influenced by the fair value adjustment as follows:

CONSOLIDATED BALANCE SHEET

ASSETS

in CHF thousand

	Values as of 31 December 2006			Values as of 30 June 2007		
	Annual Report 2006	Fair Value Adjustments	Annual Report 2006, adjusted	unaudited Half Year Report 2007	Fair V Adjustments	unaudited ear Report 2007, adjusted
Positions affected by the adjustments						
Property, plant and equipment	236 237	(6 947)	229 290	246 801	(6 656)	45
Intangible assets	224 061	4 486	228 547	228 105		232 719
Total non-current assets	466 833	(2 461)	464 372	482 191	(2 041)	480 150
Total assets	621 213	(2 461)	618 752	661 277	(2 041)	9 236

2.3 ACQUISITIONS OF SUBSIDIARIES (CONTINUED)

LIABILITIES AND EQUITY
as of 31 December in CHF thousand

	Values as of 31 December 2006			Values as of 30 June 2007	
	Annual Report 2006	Fair Value Adjustments	Annual Report 2006, adjusted	unaudited Half Year Report 2007	Fair Value Adjustments
Positions affected by the adjustments					
Deferred tax liabilities	44 756	(2 556)	42 200	46 183	(2 449)
Total non-current liabilities	219 166	(2 556)	216 610	213 209	(2 449)
Total liabilities	350 822	(2 556)	348 266	372 786	(2 449)
Retained earnings	160 194	95	160 289	177 225	407
Total shareholders' equity attributable to equity holders of Hiestand Holding AG	259 652	95	259 747	276 502	407
Total equity	270 391	95	270 486	288 491	407
Total liabilities & equity	621 213	(2 461)	618 752	661 277	(2 042)

CONSOLIDATED INCOME STATEMENT
as of 31 December in CHF thousand

	for the Year ending 31 December 2006			for the Half Year ending 30 J	
	Annual Report 2006	Fair Value Adjustments	Annual Report 2006, adjusted	unaudited Half Year Report 2007	Fair Value Adjustments
Positions affected by the adjustments					
Depreciation of property, plant and equipment	(26 876)	154	(26 722)	(16 827)	483
Earnings before interest and taxes (EBIT)	52 097	154	52 251	31 149	483
Profit before tax	49 091	154	49 245	27 095	483
Income tax expense	(12 433)	(58)	(12 491)	(8 491)	(178)
Profit for the year	36 658	96	36 754	18 604	305
Profit attributable to equity holders of Hiestand Holding AG	34 287	96	34 383	16 094	305
Basic earnings per share (in CHF)	64.59	0.18	64.77	30.32	0.57
Diluted earnings per share (in CHF)	64.59	0.18	64.77	30.32	0.57

CONSOLIDATED STATEMENT OF CASH FLOW

in CHF thousand

	for the Year ending 31 December 2006			for the Half Year ending 30 J		
	Annual Report 2006	Fair Value Adjustments	Annual Report 2006, adjusted	unaudited Half Year Report 2007	Fair V Adjustments	unaudited ear Report 2007, adjusted
Positions affected by the adjustments						
Profit before tax	49 091	154	49 245	27 095		8
Depreciation of property, plant and equipment	26 876	(154)	26 722	16 827	(483)	44

12.3 ACQUISITIONS OF SUBSIDIARIES (CONTINUED)

in CHF thousand

TK-CENTER BIRRFELD AG On 24 February 2006 Hiestand Schweiz AG acquired 27% of the shares and on 30 March 2006 the remaining 36.5% of the shares of TK-Center Birrfeld AG. After these transactions Hiestand Schweiz AG controls 100% of the company which had been included as an associate company before with 36.5%. Since the date control has been acquired, TK-Center Birrfeld AG is fully consolidated.

The acquisition had the following effect on the Group's assets and liabilities:

Acquiree's net assets at the date control has been acquired:

	Recognized amounts
Cash and cash equivalents	2 696
Trade receivables	1 229
Other receivables	393
Deferred expenses & accrued income	123
Property, plant & equipment	13 602
Investment properties	2 054
Intangible assets	108
Trade payables	(578)
Other liabilities	(642)
Loan from Hiestand	(6 300)
Other interest-bearing loans and borrowings	(10 800)
Accrued expenses & deferred income	(320)
Provisions	(25)
Deferred tax assets	76
Total net identifiable assets, liabilities and contingent liabilities	**1 616**

As mentioned above, Hiestand Schweiz AG acquired the control over the subsidiary in several steps. In terms of a so called "step acquisition" a negative goodwill was determined by comparing the acqusition price with the acquired net assets. Based on the valuations performed, the carrying amounts of property, plant and equipment as well as of inventories approximated their fair values. Apart from that, no fair value adjustments were necessary.

The initial investment of 36.5% had been acquired a foundation of the company in 1992 amounting to TCHF 563, was no goodwill recognized at that time.

The carrying amount of the investment determined b the equity method amounted to TCHF 688 as at 24 February 2006 In the course of the first-time consolidation an amount of TCHF 68 representing prior changes to the carrying amount has been charged to equity with no impact on the income statement.

As a result of the acquisition transaction in the fi 2006 a negative goodwill of TCHF 202 has been recognized in the income statement in accordance with IFRS 3.

The net cash outflow of the acquisition amounts to TCHF 2 15 in 2006 and comprises:

Purchase price for 63.5%	
Cash acquired	
Redemption of shareholders' loan	
Cash outflow out of the acquisition in 2006	

In 2006 (since the first-time consolidation) the subsidiary c uted profit of TCHF 591 to the consolidated profit. If the a tion date had occurred on 1 January 2006, the estima dated net sales would have been CHF 518 million. An estima consolidated profit for the same period would have incr about CHF 0.4 million.

2.4 INCOME TAX EXPENSE

in CHF thousand

Recognized in income statement

	2007	2006
Current tax expense		
Current year	16 723	10 853
Adjustments to prior years	98	(358)
Total current tax expense	**16 821**	**5**
Deferred tax expense		
Changes in temporary differences (net)	2 234	*
Effect of tax rate changes	(8 329)	–
Effect of unrecognized tax losses carried forward	(795)	2)
Other effects	40	–
Total deferred tax expense	**(6 850)**	**1 996**
Total income tax expense in income statement	**9 971**	**12 491***

Reconciliation of effective tax rate

	2007	2007	2006 adjusted*	2006
Profit before tax		58 250		49 245*
Income tax based on weighted average local tax rates	29.4%	17 110	25%	*
Effect of tax rate changes (rates decreased)	–14.3%	(8 329)	0.0%	–
Value adjustments on deferred tax assets (calculated)	2.3%	1 349	0.0%	–
Non-deductible expenses	3.2%	1 839	2.2%	1 068
Tax exempt revenues	–4.6%	(2 685)	–2.0%	5)
Effects from unrecognized tax losses	1.3%	756	0.9%	424
Under/(Over) provided in prior years	0.2%	98	–0.7%	(358)
Other effects	–0.3%	(167)	0.0%	–
Total income tax expense in income statement	**17.1%**	**9 971**	**25.4%**	**12 491***

* Adjusted

The increase in the weighted average tax rate mainly stems from the profit contribution mix of the subsidiaries. In 2007 there was a tax rate change which affected the deferred tax balances of the German subsidiaries. The tax rate decrease has no influence to the current income taxes, as the new tax rate will be effective for taxation periods starting 1st January 2008.

The adjustment in current tax expenses relating to prior years resulted from the completion of governmental tax audits.

Current tax recognized directly in equity in 2007 amounts to TCHF 2 (prior year: TCHF 16).

CURRENT TAX ASSETS AND LIABILITIES The current tax asset of TCHF 3 281 (prior year: TCHF 4 340) represents the amount of income taxes recoverable in respect of current and prior year periods that exceeds payments.

The current tax liabilities of TCHF 17 049 (prior year: TCHF 12 128) represent the amount estimated of income tax owing to authorities at the balance sheet date.

2.5 DEFERRED TAX ASSETS AND LIABILITIES

in CHF thousand

Recognized deferred tax assets and liabilities

	Assets 2007	Assets 2006	Liabilities 2007
Trade accounts receivable	–	–	253
Inventories	(1 085)	(132)	834
Prepaid expenses and accrued income	–	–	704
Property, plant and equipment	(1 432)	(742)	7 668
Intangible assets	(1 316)	(4)	24 852
Loans due from intercompany	–	–	3 370
Employee benefit assets	–	–	164
Other assets	(3)	(5)	–
Employment benefit obligations	(58)	(185)	22
Other liabilities	(2 444)	(2 228)*	4 716
Deferred tax asset on tax loss carry forward	(1 120)	(886)	–
Total (Assets)/Liabilities	**(7 458)**	**(4 182)**	**42 583**
Set off of Tax	6 393	3 265	(6 393)
Net tax (Assets)/Liabilities	**(1 065)**	**(917)**	**36 190**

* Adjusted

Unrecognized deferred tax assets Deferred tax assets have not been recognized in respect of the following items:

	2007	2006
Unrecognized tax loss carry forward	9 193	8 025
Total	**9 193**	**8 025**

Expiry of losses for which future benefits are not recognized as deferred tax assets

	2007
Balance sheet date + 3 years	16
Balance sheet date + 4 years	445
Balance sheet date + 5 years	695
Balance sheet date + 6 years	1 052
Balance sheet date + 7 years	630
Balance sheet date equals or above 10 years	33 554
Total	**36 392**

2.6 CASH AND CASH EQUIVALENTS

in CHF thousand

	2007	2006
Bank balances	12 053	26 744
Total cash and cash equivalents	**12 053**	**26 744**

2.7 TRADE AND OTHER RECEIVABLES

in CHF thousand

	2007	2006
Trade receivables due from third parties	83 104	69 875
Trade receivables due from related parties	3 191	1 829
Total other receivables	**86 295**	**71 704**

	2007	2006
Other receivables due from third parties	16 886	9 948
Other receivables due from related parties	11	79
Total other receivables	**16 897**	**10 027**
Total trade and other receivables	**103 192**	**81 731**

Other receivables due from third parties mainly comprise claims for refunds from government institutions.

2.7 TRADE AND OTHER RECEIVABLES (CONTINUED)

in CHF thousand

The following table points out the ageing structure of trade receivables and the related individual value adjustments:

	Gross 2007	Value adjustment 2007	Gross 2006	V
Within payment terms	61 868	–	53 367	
1–30 days overdue	22 279	(316)	10 103	
31–60 days overdue	1 801	(56)	7 008	
61–90 days overdue	742	(205)	1 083	
91–120 days overdue	416	(338)	1 127	
More than 120 days overdue	1 478	(1 374)	1 130	
Total	**88 584**	**(2 289)**	**73 818**	

Value adjustments have changed as follows:

	2007	2006
Individual value adjustments		
Balance as of 1 January	(1 504)	(1 394)
Increase	(562)	(258)
Decrease	–	(348)
Use	395	518
Foreign exchange differences	(64)	(22)
Balance 31 December	**(1 735)**	**(1 504)**
Overall value adjustments		
Balance as of 1 January	(610)	(481)
Net decrease/(increase)	56	(129)
Balance as of 31 December	**(554)**	**(610)**

Trade receivables within payment terms mainly consists of receivables of long lasting customer relationships. Due to experience, the Hiestand Group does not expect material losses.

In 2007 losses on trade receivables amount to TCHF 665 (prior year: TCHF 412).

For further information relating to the credit management respectively to trade receivables please refer to Note 2.26.

2.8 INVENTORIES

in CHF thousand

	2007	2006
Raw materials and auxiliary supplies	10 864	8 163
Finished goods	24 847	18 851
Trading goods	5 731	6 458
Total inventories	**41 442**	33 472

As a result of a high inventory turnover and marginal inventory losses, no significant valuation allowances were recognized (TCHF 214; prior year TCHF 308).

2.9 ASSETS HELD FOR SALE

As at the balance sheet date of 31 December 2007 the Group recorded non-current assets held for sale amounting to TCHF 100 (prior year: TCHF 221). This relates to pr[illegible], plant and equipment held by the subsidiary Hiestand S[illegible]. These are mainly assets such as ovens and freezers. The assets are stated at market value before they are sold to customers (primary segment is Europe and secondary segment is fr[illegible]ducts). During 2007 TCHF 221 (prior year: TCHF 8) of assets held for sale were sold.

It is planned to sell these assets at market v[illegible]sumably equals to the net book values. It is planned to sell these assets within the next 12 months. There were no impairment losses recorded in 2007 (prior year: TCHF 12).

2.10 EFFECT OF THE DISPOSAL OF GROUP COMP[illegible]

DISPOSALS The Group did not dispose any subsidiary during fiscal year 2006 and 2007.

2.11 PROPERTY, PLANT AND EQUIPMENT AND INVESTMENT PROPERTIES

PROPERTY, PLANT AND EQUIPMENT

in CHF thousand

	Land	Buildings	Plant and production equipment	Prepayment and PP&E under construction	Other equipment
Cost					
Balance as of 1 January 2006	4 268	77 947	181 686	1 115	42 188
Acquisitions through business combinations	2 751	20 057	28 309	2 753	2 518
Additions	28	2 163	6 646	4 008	12 322
Transfer/Other	–	835	901	(1 887)	149
Transfer to non-current assets held for sale	–	–	(33)	–	(221)
Disposals	–	(182)	(3 083)	–	(2 044)
Translation adjustment	163	2 068	2 779	100	639
Balance as of 31 December 2006, adjusted	7 210	102 888	217 205	6 089	55 551
Balance as of 1 January 2007	7 210	102 888	217 205	6 089	55 551
Additions	75	6 847	20 740	13 419	8 210
Transfer/Other	2 054	6 408	9 593	(16 822)	821
Disposals	–	(113)	(3 447)	–	(2 123)
Government Grants	–	(677)	(2 746)	–	(112)
Translation adjustment	316	3 759	4 676	175	969
Balance as of 31 December 2007	9 655	119 112	246 021	2 861	63 316
Accumulated depreciation and impairment losses					
Balance as of 1 January 2006	60	18 255	91 622	–	25 065
Depreciation charge for the year	4	3 810	16 759	–	6 149
Transfer/Other	–	–	(7)	–	7
Transfer to non-current assets held for sale	–	–	(33)	–	–
Disposals	–	(174)	(2 796)	–	(1 374)
Translation adjustment	–	509	1 498	–	299
Balance as of 31 December 2006, adjusted	64	22 400	107 043	–	30 146
Balance as of 1 January 2007	64	22 400	107 043	–	30 146
Depreciation charge for the year	4	4 570	22 978	–	7 655
Disposals	–	(102)	(2 938)	–	(1 686)
Translation adjustment	(1)	917	2 284	–	509
Balance as of 31 December 2007	67	27 785	129 367	–	36 624
Carrying amounts					
As of 31 December 2006, adjusted	7 146	80 488	110 162	6 089	25 405
As of 31 December 2007	9 588	91 327	116 654	2 861	26 692

During 2007 a transfer from investment properties to fixed assets was recognized (refer to "Investment Properties"). During fiscal year 2006 a transfer to software was recognized (see note 2.12).

IMPAIRMENT LOSSES AND SUBSEQUENT REVERSAL There were no impairment losses or reversals during 2007 and 2006.

LEASED PLANT AND MACHINERY The carrying amount of assets held under finance leases amounts to TCHF 173 as of 31 December 2007 (prior year: TCHF 126).

CAPITAL COMMITMENTS As of 31 December 2007 capital commitments amount to TCHF 5 724 (prior year: TCHF 9 592)

FIRE INSURANCE VALUE As of 31 December 2007 the fire insurance value amounts to TCHF 400 277 (prior year: TCHF 347 529)

PLEDGED ASSETS As of 31 December 2007 the book value of pledged assets amounts to TCHF 8 700 (prior year: TCHF 45 394).

2.11 PROPERTY, PLANT AND EQUIPMENT AND INVESTMENT PROPERTIES (CONTINUED)

INVESTMENT PROPERTIES

in CHF thousand

	Land	Buildings	
Cost			
Balance as of 1 January 2006	–	–	–
Acquisitions through business combinations	2 054	–	
Balance as of 31 December 2006	**2 054**	–	
Balance as of 1 January 2007	**2 054**	–	
Additions	1 444	3 984	
Transfer/Other	(2 054)	–	
Balance as of 31 December 2007	**1 444**	**3 984**	
Accumulated depreciation and impairment losses			
Balance as of 1 January 2006	–	–	
Balance as of 31 December 2006	–	–	
Balance as of 1 January 2007	–	–	–
Depreciation charge for the year	–	48	
Balance as of 31 December 2007	–	**48**	
Carrying amounts			
As of 31 December 2006	2 054	–	
As of 31 December 2007	**1 444**	**3 936**	

The investment properties relate to a land reserve in Gressy (Switzerland) owned by TK-Center Birrfeld AG, a land reserve owned by Hiestand Malaysia SDN BHD, in Bangi (Malaysia) and to office space in an office building in Schlieren (Switzerland, owned by Hiestand Schweiz AG). The Balance sheet value as at 31 December 2007 amounts to TCHF 5 380 (prior year: TCHF 2 054) representing the fair value of the assets at the time control has been assumed less accumulated depreciation.

During 2007 rental income from investment properties amount to TCHF 134 (prior year: TCHF 0). Expenses in connection with the investment property are immaterial in 2007 and in 2006 investment property income reflects also the cash-infl

2.12 INTANGIBLE ASSETS

in CHF thousand

	Goodwill	Software	Customer relationships	Other intangible assets (finite lives)	Other intangible assets (indefinite liv	otal
Cost						
Balance as of 1 January 2006	76 484	8 139	–	1 215		85 838
Acquisitions through business combinations	78 683	175	61 544	–	4 327	29
Additions	–	1 528	–	110		1 638
Transfer/Other	–	2	–	–		2
Translation adjustment	3 545	96	778	37	55	4 511
Balance as of 31 December 2006, adjusted	158 712	9 940	62 322	1 362	4 382	236 718
Balance as of 1 January 2007	158 712	9 940	62 322	1 362	4 382	236 718
Additions	–	774	–	66		840
Translation adjustment	5 833	167	1 901	19	133	8 053
Balance as of 31 December 2007	164 545	10 881	64 223	1 447	4 515	245 611
Amortization and impairment losses						
Balance as of 1 January 2006	342	4 778	–	348		8
Amortization charge for the year	–	1 806	599	197		2 602
Translation adjustment	–	78	14	9		101
Balance as of 31 December 2006	342	6 662	613	554		71
Balance as of 1 January 2007	342	6 662	613	554		1
Amortization charge for the year	–	1 944	3 767	233		44
Translation adjustment	415	64	53	(2)		530
Balance as of 31 December 2007	757	8 670	4 433	785		4 645
Carrying amounts						
As of 31 December 2006, adjusted	158 370	3 278	61 709	808	4 382	7
As of 31 December 2007	163 788	2 211	59 790	662	4 515	230 966

The increase in goodwill and other intangible assets in 2006 was due to the acquisition of Fricopan Back GmbH, Berlin, Fricopan Back GmbH Immekath, Immekath, Fricopan UK LTD and Fricopan Middel East FZE.

Other intangible assets with indefinite useful lives ar ks acquired in the above mentioned business combina

The useful lives of Trademarks are consider t this point in time. As a consequence, this assets is no systematically amortized.

2.12 INTANGIBLE ASSETS (CONTINUED)
in CHF thousand

Impairment loss and subsequent reversal There were no impairment losses and reversals during 2007 or 2006.

Allocation of goodwill and intangible assets with indefinite useful lives: The cash generating units (CGU) are defined as follows:

CGU	Goodwill
Hiestand & Suhr Handels- und Logistik GmbH	72 795
Hiestand Polska SP. Z.O.O.	8 884
Fricopan Group[1]	82 109
Total as of 31 December 2007	**163 788**

1 The amount represents the adjusted Goodwill amount

Impairment tests for cash-generating units containing goodwill and intangible assets with indefinite useful lives

HIESTAND & SUHR HANDELS- UND LOGISTIK GMBH AND HIESTAND POLSKA SP.Z.O.O.

GOODWILL The last impairment test was performed as of 31 December 2007 based on the present and expected future performance of the above cash generating units. The future performance is based on the detailed budgets for the years 2008, 2009 and 2010. Thereafter, cash flows were extrapolated using a growth rate of 0%.

These detailed budgets were used for a free cash flow calculation by CGU with a discount rate of 7.8% for Germany and 9.05% for Poland and led to a value in use. This value in use was compared with the actual net assets of the respective CGU.

Based on the impairment tests as of closing date for Hiestand Beteiligungsholding GmbH & CO. KG, Hiestand & Suhr Handles-und Logistik GmbH and Hiestand Polska SP. Z.O.O., the value of all goodwill positions held is confirmed. In the opinion of management, there are no realistically possible changes to the applied assumptions that may result in an impairment loss. This excludes unforeseen circumstances.

FRICOPAN GROUP

GOODWILL A goodwill impairment test was performed as of clo sing date by comparing the carrying amount of the CGU to its f value less costs to sell. The fair value was determined based on discounted cash flows for the years 2008–2012, using a disc rate of 7.8% and a growth rate of 1.5% to extrapolate the cash fl projections. The discount rate was determined based on inf tion of comparable listed companies.

Based on the impairment tests, the fair value less c exceeds the carrying amount by CHF 13.3 millions. The f changes to the applied assumptions would result in the able amount equaling the respective carrying amount:

- Increase in the discount rate of approximately 0.5 per points, or
- decrease in the growth rate by approximately 0.5 per points, or
- decrease in the EBITDA margin of approximately 0 tage points

TRADEMARKS As per closing date an impairment test was performed for the acquired brands. The fair value was determined based on discounted cash flows for the years 2008–2012, using a discount rate of 7.8%, a licence fee on the brands of 1.5% and a growth rate of 1.5%.

Based on the impairment tests, the fair value exceeds the carrying amount by CHF 1.2 millions. The following changes to the applied assumptions would result in the recoverable amount equaling the respective carrying amount:

- Increase in the discount rate of approximately 6 percentage points, or,
- decrease of the licence fee of approximately 0.3 percentage points.

IMPAIRMENT TEST FOR INTANGIBLE ASSETS WITH FINITE LIVES The useful lives of client relationships were reviewed and there are no indications for an impairment.

2.13 INVESTMENTS IN ASSOCIATES

As of 31 December 2007 and 31 December 2006 the Group had no investments in associates.

2.14 OTHER FINANCIAL ASSETS

in CHF thousand

Other non-current financial assets

	2007	2006
Rental deposits	394	380
Customs deposits	340	340
Other	1 949	1 930
Total	**2 683**	**2 650**

Among others the other non-current financial assets include the minority investment of La Nouvelle Boulangerie Backwaren und -technik Vertriebs GmbH, Berlin with a carrying amount of TCHF 1 727 (prior year: TCHF 1 676).

Other current financial assets

	2007	2006
Equity securities held for trading	2 839	2 736
Total	**2 839**	**2 736**

These equity securities are held as cash reserve.

2.15 TRADE AND OTHER PAYABLES

in CHF thousand

Trade payables

	2007	2006
Trade payables (third parties)	60 7	2
Total	**60 705**	**49 162**

Other payables

	2007	2006
Other payables (third parties)	5 112	4 697
Other payables (related parties)	1	160
Pension funds	166	49
Total	**5 29**	**5 006**

2.16 INTEREST-BEARING LOANS AND BORROWINGS
in CHF thousand

Non-current liabilities

	2007	2006
Bank liabilities	136 013	156 148
Finance lease liabilities	120	78
Mortgages	–	6 586
Loans from third parties	5 800	8 600
Total	**141 933**	**171 413**

Current liabilities

	2007	2006
Bank liabilities	48 655	32 387
Finance lease liabilities	131	173
Mortgages	–	11 530
Total	**48 786**	**44 089**

Bank loans and bank liabilities

	2007	Interest rate 2007	2006	
Fixed advances and investment credits				
Hiestand Holding AG, Lupfig: investment credits	136 013	3.72%	156 148	
Hiestand Holding AG, Lupfig: short term part of the investment credit and other bank liabilities	47 350	1.985%–3.6%	9 396	1
Hiestand Deutschland GmbH, Gerolzhofen	–	–	805	
Hiestand & Suhr Handels- und Logistik GmbH, Vogtsburg-Achkarren	–	–	982	
Fricopan Back GmbH, Berlin	73	7.29%	7 123	3
Fricopan Back GmbH Immekath, Immekath	1 232	7.29%	14 081	3
Total	**184 668**		**188 535**	

The investment credit of the Hiestand Holding AG, Lupfig was raised in light of the acquisition of the Fricopan Group. The variable interest rate is fixed for 1 to 36 months based on LIBOR or SWAP rate plus a margin. The credit contract is valid till 31 December 2012 with a repayment schedule for part of the facilities. The Hiestand Group is subject to various debt covenants in connection with this investment credit (see note 2.26).

MORTGAGE LOANS These mortgage loans were collateralized with mortgage notes on real estate owned by the Hiestand Group. In 2007, the Group changed the financing structure, whereby all mortgage loans were discharged.

In 2006 registered credit lines secured by land totaling TEUR 11 555 encumbered the properties in Gerolzhofen. The secured mortgage loans in favor of Hiestand Deutschland GmbH, Gerolzhofen, amounting to TCHF 10 700. The applicable interest rates varied by contract and ranged between 3.87% and 4%.

In 2006 registered credit lines secured by land totaling TEUR 3 800 encumbered the properties in Vogtsburg-Achkarren. They secured mortgage loans in favor of Hiestand Suhr & Handels- und Logistik GmbH, Vogtsburg-Achkarren, amounting to TCHF 3 19 . The applicable interest rate amounted to 3.8%.

In 2006 registered credit lines secured by land and buildings totaling TEUR 3 826 encumbered the properties in Ber y secured mortgage loans in favor of Fricopan Back GmbH, Berlin, amounting to TCHF 4 388. The applicable interest r y contract and range between 3.55% and 4.2%.

In 2006 registered credit lines secured by land and buildings totaling TEUR 5 483 encumbered the properties in I th. They secured mortgage loans in favor of Fricopan Back GmbH Immekath, Immekath, amounting to TCHF 3 224. The applicable interest rates varied by contract and ranged bet % and 5.6%.

LOANS FROM THIRD PARTIES As of 31 December 2007 the loans from third parties have an interest rate of 5 ear: 4.5%).

2.17 EMPLOYEE BENEFITS

in CHF thousand

	2007	2006
Present value of unfunded obligations	(728)	(686)
Present value of funded obligations	(51 339)	(51 330)
Fair value of plan assets	52 541	50 111
Present value of net assets/(obligations), net	**474**	**(1 905)**
Unrecognized actuarial gains and losses	533	2 776
Unrecognized asset due to asset ceiling	(1 257)	(989)
Recognized asset/(liability) for defined benefit obligations, net	**(250)**	**(118)**
Provision for long-term service benefits	(717)	(442)
Total employee benefits, net	**(967)**	**(560)**
Presented in the balance sheet as follows:		
Employee benefit assets	747	680
Employee benefit obligations	(1 714)	(1 240)
Total employee benefits, net	**(967)**	**(560)**

Recognized employee benefit assets represent prepaid employer contributions to pension plans.

Movements in the present value of the funded defined benefit obligation and in plan assets

	2007	
Defined benefit obligation as of 1 January	**51 330**	
Acquisitions through business combinations		
Current service cost	4 363	
Interest cost	1 648	
Actuarial losses (gains)	(3 920)	
Benefits paid	(2 082)	
Defined benefit obligation as of 31 December	**51 339**	
Fair value of plan assets as of 1 January	**50 111**	
Acquisitions through business combinations		2 950
Expected return	1 403	
Actuarial gains (losses)	(1 675)	
Contributions	4 784	
Benefits paid	(2 082)	
Fair value of plan assets as of 31 December	**52 541**	

in CHF thousand

Movements in the net asset/(liability) for defined benefit obligations recognized in the balance sheet

	2007	2006
Net liability for defined benefit obligations as of 1 January	(118)	(37)
Acquisitions through business combinations	–	(18)
Employer contributions	2 962	2 435
Expense recognized in income statement	(3 094)	(2 498)
Net movement	(132)	(81)
Recognized asset/(liability) for defined benefit obligations as of 31 December, net	**(250)**	**(118)**

Expense recognized in the income statement:

	2007	2006
Current service costs	4 363	3 890
Interest on obligation	1 648	1 304
Expected return on plan assets	(1 404)	(1 228)
Additional expense due to asset ceiling	254	127
(Decrease)/Increase of unfunded obligations (net)	42	(55)
Expense for defined benefit plans, gross	**4 903**	**4 038**
Less employees' contributions	(1 809)	(1 540)
Expense for defined benefit plans, net[1]	**3 094**	**2 498**
Actual return on plan assets	(272)	(2 142)

The expected return on plan assets is based on mar xpectations for the respective asset categories over the entir e of the related obligation. The difference between the expected and actual return represents an actuarial gain or loss.

The expected payment for employer contributions in the year 2008 is estimated at CHF 3.0 million.

Liability for defined benefit obligations Principle actuarial assumptions at the balance sheet date (expressed as w hted average)

	2007	2006
Discount rate	3.25	%
Expected return on plan assets	2.75	%
Future salary increases	1.50	%
Future pension increases	0.00	%

The following table shows the coverage of the benefi tion and the influence in the deviation of expected and a eturn of plan assets for the last three years:

	2007		2005
Present value of funded obligations as of 31 December	(51 339)	(51 330)	(38 039)
Fair value of plan assets as of 31 December	52 541	50 111	22
Surplus/(Deficit)	**1 202**	**(1 219)**	**7)**

Experience adjustments on:

	2007		2005
Plan assets	(1 676)		179
Plan liabilities	(1 466)	1 605	2 290

2.17 EMPLOYEE BENEFITS (CONTINUED)

in CHF thousand

The plan assets as of 31 December were invested in following asset categories:

	2007	2006	2005
Equity instruments	19%	10%	12%
Debt instruments	38%	44%	64%
Property	16%	18%	7%
Cash and other financial assets, including insurance entitlements	27%	28%	17%
Total	100%	100%	100%

The assets of the pension funds are neither invested in shares of Hiestand Holding AG nor in buildings used by the Hiestand Group.

2.18 PROVISIONS

in CHF thousand

	Litigation	Site restoration	Onerous contracts	otal
Balance as of 1 January 2006	–	553	1 309	2
Acquisition through business combination	98	25	98	221
Provisions made during the year	–	44	–	44
Provisions used during the year	(96)	–	(245)	41)
Provisions reversed during the year	–	–	(204)	(204)
Unwind of discounting	–	–	142	42
Foreign exchange effects	–	–	33	33
Balance as of 31 December 2006	2	622	1 133	7
Balance as of 1 January 2007	2	622	1 133	7
Provisions made during the year	–	30	–	30
Provisions used during the year	(2)	–	(249)	(251)
Provisions reversed during the year	–	(126)	–	(126)
Unwind of discounting	–	38	62	100
Foreign exchange effects	–	–	35	35
Balance as of 31 December 2007	–	564	981	1 545

Onerous contracts relate mainly to a long-term rent contract in Austria which is in place until 2011.

The provision for site restoration was discounted at 8%. The respective asset will be depreciated over the contractual period and it could be earliest realized at the end of the rental contract.

2.19 COMMITMENTS AND CONTINGENT LIABILITIES

Hiestand entered into long-term lease contracts up to 10 y s with an optional extension for production sites, w .e not owned by the Hiestand Group (see also note 2.27) and into a bid bond for raw material amounting to TCHF 498 (prior year: TCHF 1 287). Hiestand Deutschland GmbH entered into deliv on-tracts with their raw material suppliers amounting to TCHF 0 (prior year: TCHF 10 137). There are no other ma ommit-ments and contingent liabilities.

2.20 EQUITY
in CHF thousand

Share capital

	2007	2006
On issue as of 1 January	532	532
On issue as of 31 December – fully paid	532	532

The share capital consists of 531 930 registered shares with a par value of CHF 1.– each.

The balance of the treasury shares amounts to 1 155 (prior year: 1 001).

DIVIDENDS The General Meeting has, based on the proposal of the Board of Directors, approved a dividend of CHF 18.– per registered share in 2007 for the year 2006.

	2007	2006
Dividends paid	9 555	7 963
Total	9 555	7 963

PROPOSED APPROPRIATION OF AVAILABLE EARNINGS The Board of Directors proposes to the General Meeting the following appropriation of available earnings:

	2007	2006
Available earnings (statutory closing)	89 675	71 545
Payment of a dividend of CHF 22.– per registered share (prior year: CHF 18.–)	11 702	9 575
To be carried forward	77 973	61 971
Total	89 675	71 545

CAPITAL MANAGEMENT The capital managed consists of the consolidated equity including minorities. In order to maintain a strong equity basis the pillars of capital management are:

- ensuring the financing of organic as well as acquisitive growth
- achieving an adequate return for investors
- complying with equity related covenants, which are determined by the debt providers.

The managed capital is monitored through the two k equity ratio and return on equity. These key figures ar ted to the Group Executive Committee and the Boar tors on a monthly basis. According to the internal reporting the equity ratio shows the ratio of consolidated group equit ding minorities to total assets and return on equit consolidated profit for the year before minorities as a per ge of consolidated equity including minorities.

	2007
Total equity attributable to the shareholders of Hiestand Holding AG	307 255
Minority interest	12 635
Total equity	**319 890**
Total assets	657 903
Equity ratio	**48.6%**
Profit for the year	48 279
Return on equity	**15.1%**

2.21 EARNINGS PER SHARE
in CHF thousand

BASIC EARNINGS PER SHARE The calculation of basic earnings per share is based on the profit attributable to or shareholders of TCHF 45 123 (prior year: TCHF 3 a weighted average number of ordinary shares outstanding during the year of 530 828 (prior year: 530 850), calcula follows:

Profit attributable to ordinary shareholders

	2007
Profit for the period attributable to the shareholders of Hiestand Holding AG	45 123
Profit for the period attributable to the shareholders of Hiestand Holding AG	**45 123**

Weighted average number of ordinary shares

in shares	2007	2006
Number of ordinary shares issued as of 1 January	531 930	531 930
Weighted effect of treasury shares	(1 102)	(1 080)
Weighted average number of ordinary shares	**530 828**	**530 850**

DILUTED EARNINGS PER SHARE The diluted earnings per share show the same amounts as the basic earnings per share since there are no dilution effects.

2.22 PERSONNEL EXPENSES

in CHF thousand

	2007	2006
Wages and salaries	149 306	105 922
Compulsory social security contributions	20 609	14 597
Contributions to defined contribution plans	839	726
Expenses for defined benefit plans, net	3 094	2 498
Increase in liability for long term service benefits	272	115
Employee cash bonus program	5 305	4 953
Total	**179 425**	**128 811**

2.23 OTHER OPERATING INCOME

in CHF thousand

	2007	2006
Government grants	1 533	666
Other	10 265	3 548
Total other operating income	**11 798**	**4 214**

This amount includes services which are not directly related with the main activities of the Hiestand Group such as marketing and transport services. Furthermore the income derived from the sales of ovens and freezers for our customers is presented here, whereas the respective expenses are shown in other operating expenses.

2.24 OTHER OPERATING EXPENSES

in CHF thousand

	2007	2006
Lease expenses	12 1	7
Energy & waste disposal	19 905	11 036
Property expenses	184	111
Repair and maintenance expenses	15 607	8 645
Distribution (transportation & storage)	49 27	09
Marketing expenses	7 538	6 096
Selling expenses	13 668	11 118
Other	26 305	7 555
Total other operating expenses	**144 67**	**102 887**

Other operating expenses include, among other or communication, office material, insurance, audit f osts of the Annual General Meeting, the annual report and public r lations, as well as various consulting expenses.

2.25 NET FINANCING COSTS

in CHF thousand

	2007	2006
Interest Income	2	177
Dividend Income on available-for-sale investments	4	171
Foreign exchange gains	10 131	8 627
Negative Goodwill from acquisitions (see Note 2.3)		202
Net gains on financial assets held for trading (incl. Derivatives)	16	129
Financial Income	**10 381**	**9 306**
Interest expense	8 97	2 888
Foreign exchange losses	10 37	9 045
Write off on loans and other receivables	3	9
Financial expenses	**19 385**	**12 312**
Net financing costs	**(9 004)**	**(3 006)**

2.26 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

in CHF thousand

Categories of financial instruments

As of 31 December the carrying amounts and fair values per category amount to:

	Carrying amount 2007	Carrying amount 2006	Fair Value 2007
Loans and receivables			
Cash and cash equivalents	12 053	26 744	12 053
Trade receivables	86 295	71 704	86 295
Other receivables	6 007	4 493	6 007
Accrued income	1 135	621	1 135
Loans	195	234	195
Other non-current financial assets	753	780	753
Total loans and receivables	**106 438**	**104 576**	**106 438**
Financial assets measured at fair value through profit or loss			
Other current financial assets	2 839	2 736	2 839
Total financial assets measured at fair value through profit or loss	**2 839**	**2 736**	**2 839**
Financial assets available-for-sale			
Other non-current financial assets	1 930	1 871	1 930
Total financial assets available-for-sale	**1 930**	**1 871**	**1 930**
Financial liabilities measured at amortized cost			
Interest-bearing loans and borrowings	190 719	215 502	190 719
Trade payables	60 705	49 162	60 705
Other payables	3 240	3 073	3 240
Accrued expenses	15 748	12 942	15 748
Total financial liabilities measured at amortized cost	**270 412**	**280 679**	**270 412**

FAIR VALUE The fair value of publicly listed investments is their quoted market price at the balance sheet date. The fair values of other investments not publicly listed are estimated based on discounted future cash flows. For non-derivative financial liabilities, the fair value is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

DERIVATIVE FINANCIAL INSTRUMENTS Hiestand Deutschland GmbH, Gerolzhofen, was party of an interest ra tract which expired on 31 March 2006. The contract partner w Deutsche Genossenschaftsbank Bayern, Würzburg. The c volume amounted to TEUR 575. During the current year Group did not use any derivative financial instruments.

No hedge accounting was applied in 2007 and 2006

FINANCIAL RISK MANAGEMENT The Group has exposure to the following risks from its use of financial instruments:

- market risk
- credit risk
- liquidity risk

This note presents information about the Group's exposure to each of the above risks, the Group's objectives, policies and processes for measuring and managing risk.

The Board of Directors has overall responsibility for the establishment and oversight of the Group's risk management framework.

The Group's risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group's activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

MARKET RISK Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

INTEREST RATE RISK Interest rate risk arises from movements in interest rates which could have effects on the Group's net income or financial position. Changes in interest rates may cause variations in interest expenses resulting from interest bearing liabilities. The interest rates are currently not hedged.

At the reporting date the interest rate profile of the Gr est-bearing financial instruments was:

	2007	2006
Fixed rate instruments		
Financial liabilities	(251)	(24 851)
Total fixed rate instruments (net)	**(251)**	**(24 851)**
Variable rate instruments		
Financial assets	12 4	26 803
Financial liabilities	(190 468)	2)
Total variable rate instruments (net)	**(177 996)**	**(163 849)**

FAIR VALUE SENSITIVITY ANALYSIS FOR FIXED RATE INSTRUMENTS The Group does not account f te financial assets and liabilities at fair value throug t or loss. Therefore a change in interest rates at the reporting da ould not affect profit or loss.

CASH FLOW SENSITIVITY ANALYSIS FOR VARIABLE RATE INSTRUMENTS A change of 100 basis points (bp) in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown hereafter sis assumes that all other variables, in particular f ency rates, remain constant. The analysis is performed on the same basis for 2006.

2.26 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
in CHF thousand

	Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase
31 December 2007			
Cash flow sensitivity (net)	(1 285)	1 285	–
31 December 2006			
Cash flow sensitivity (net)	(1 229)	1 229	–

FOREIGN EXCHANGE RISK The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the respective functional currencies of Group entities, primarily the CHF, but also EUR, PLN, MYR and JPY. The foreign currencies in which these transactions primarily are denominated are CHF, EUR and USD.

In respect of monetary assets and liabilities denominated in foreign currencies, the Group ensures that its net exposure is kept to an acceptable level by buying or selling foreign curr spot rates when necessary to address short-term imbalanc foreign exchange risks are currently not hedged.

The Group's main exposure to foreign currency risk w lows:

	31 December 2007			31 December 2006	
	CHF	EUR	MYR	CHF	EUR
Financial Assets	711	22 039	–	644	2 350
Financial Liabilities	156 524	3 808	653	100 819	2 905
Net exposure	**(155 813)**	**18 231**	**(653)**	**(100 175)**	**(555)**

A change of the reported foreign currency balances due to a change in currency rates of 10% would have increased (decreased) profit or loss and the equity of the Group by the amounts shown in the table hereafter. This analysis assumes that all other variables, in particular interest rates, remain constant. N estments are included in the sensitivity analysis. The main effects on the income statement and on the equity as of 31 Dec ol- lows:

	31 December 2007			31 December 2006		
	CHF/EUR	CHF/PLN	CHF/MYR	CHF/EUR	CHF/PLN	MYR
Reasonably possible change +/–	10%	10%	10%	10%	10	%
Positive effect on profit and loss	3 746	51	1	46	9	–
Negative effect on profit and loss	(3 746)	(51)	(1)	(46)	(9	–
Positive effect on equity	5 191	2 246	1 118	4 134	2 15	1 046
Negative effect on equity	(5 191)	(2 246)	(1 118)	(4 134)	(2 15	(1 046)

EQUITY PRICE RISK Equity price risk arises from equity securities held for trading purposes and investments classified as available-for-sale. Equity price risk on equity securities held for trading is closely monitored by a Swiss credit institution who actively manages the deposit. The available-for-sale financial assets are monitored by the management on a regular basis. Impairment considerations are either based on market values (if available) or alternatively on valuation models using actual financial statements of the respective companies.

The credit institution who manages the deposit of equity securities held for trading assumes the volatility of the portfolio to 6.3%. A 6.3% increase in the respective equity prices would have increased profit by TCHF 134 after tax (prior year: an increase of TCHF 129); an equal change in the opposite direction would have decreased profit by TCHF 134 after tax prior year: a decrease of 129 thousand). Due to materiality reasons no sensitivity analysis was made for available-for-sale investments.

CREDIT RISK Credit risk arises from the possibilit t the counterparty to a transaction may be unable or unwilling to meet their obligations causing a financial loss.

As per reporting date, Hiestand has no signifi a- tion of credit risks with respect to trade receivables. Hiestand has a large number of customers, whereby some ma arily be of greater significance during the year. The exposur edit risk is monitored by management on a regular basis and with the aid of defined credit limits per customer.

The counterparties to transactions in securities and cash are carefully selected financial institutions. Management does not e - pect any counterparty to fail to meet its obligations.

At the balance sheet date the maximum exposur edit risk is represented by the carrying amounts of each financial asset in the balance sheet.

The maximum exposure to credit risk for tra t the reporting date by geographic region was:

	Carrying amount 2007	ying amount 2006
Switzerland	28 2	1
Europe except Switzerland	50 688	37 416
Other regions	7 351	7
Total	86 29	04

2.26 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

in CHF thousand

The maximum exposure to credit risk for trade receivables at the reporting date by type of customer was:

	Carrying amount 2007	Carrying amount 2006
Foodservice	11 527	10 331
Catering	1 193	849
Bakeries	10 662	9 244
Convenience Stores/ Petrol Stations	15 856	12 914
Bake-off in Retail Stores	28 986	22 835
Others	18 071	15 531
Total	86 295	71 704

LIQUIDITY RISK Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.

The group maintains sufficient reserves of cash and readily realizable marketable securities to meet its liquidity requirements. Individual Group companies are generally responsible for their own cash management. However group wide financing activities and cash planning is coordinated on group level. For instance short term investment of cash surpluses and the raising of loans to cover cash deficits is subject to approval from group manag ment.

The following are the contractual maturities of financial ties, including interest payments and excluding the impa ting agreements:

	Carrying amount	Contractual cash flows	Between 1–6 months	Between 7–12 months	Between 1–2 years	Between 2–3 years	Between 3–4 years	Between 4–5 years
31. December 2007								
Interest bearing loans and borrowings	190 719	219 922	30 868	25 379	27 147	25 428	32 090	79 010
Trade payables	60 705	60 705	60 672	33	–	–	–	–
Other payables	3 240	3 240	3 219	–	18	–	–	–
Accrued expenses	15 748	15 748	15 690	8	50	–	–	–
Total	270 412	299 615	110 449	25 420	27 215	25 428	32 090	79 010
31 December 2006								
Interest bearing loans and borrowings	215 502	253 337	47 244	8 257	29 549	26 260	36 024	25 891
Trade payables	49 162	49 162	48 921	241	–	–	–	–
Other payables	3 073	3 073	3 071	–	–	–	–	–
Accrued expenses	12 942	12 942	12 857	10	75	–	–	–
Total	280 679	318 514	112 093	8 508	29 624	26 260	36 024	25 891

DEBT COVENANTS The Group is financed by banks which stipulate in their contracts debt covenant factors of less than 2.5 (level of indebtedness), a net asset ratio of more than 35% with a minimum total equity of CHF 220 Mio. and a interest coverage factor of bigger than 6.0. As of 31 December 2007 and during the entire period of 2007 Hiestand complied with all financial covenants.

PLEDGED FINANCIAL ASSETS An intra-group loan in the amount of CHF 8.7 million (prior year: CHF 12.9 million), embodying net assets of the group, have been pledged as collateral for liabilities due to a business partner.

2.27 OPERATING AND FINANCE LEASES

OPERATING LEASES

in CHF thousand

Leases as lessee Non-cancellable operating lease rentals are payable as follows:

	2007	2006
Less than one year	5 329	4 345
Between one and five years	13 567	12 273
More than five years	10 979	7 975
Total	29 875	24 593

Lease and sublease expenses recognized in the income statement amounted to TCHF 12 188 as of 31 December 2007 (prior year: TCHF 10 617).

Leases as lessor Non-cancellable operating lease r e receivable as follows:

	2007	
Less than one year	594	
Between one and five years	1 233	261
More than five years		–
Total	1 827	371

During 2007 rental income from investment pr nized in the income statement amounts to TCHF 13 ear: TCHF 0).

FINANCE LEASES

in CHF thousand

Leases as lessee Finance lease liabilities are repayable as follows:

	Minimum lease payments 2007	Interest 2007	Principle 2007	Minimum lease payments 2006		Principle 2006
Less than one year	116	29	87	221		3
Between one and five years	192	28	164	86		8
Total	308	57	251	307		251

These lease contracts relate mainly to car and office equipment agreements.

2.27 OPERATING & FINANCE LEASES (CONTINUED)

in CHF thousand

Leases as lessor The minimum lease receivables under non-cancelable leases are as follows:

	2007	2006
Less than one year	194	199
Between one and five years	363	391
Total	557	590

These lease contracts relate mainly to oven and freezer agreements.

2.28 ACCOUNTING ESTIMATES AND JUDGMENTS

Management discusses with the audit committee the development, selection and disclosure of the Group's critical accounting policies and estimates and the application of these policies and estimates.

PROPERTY, PLANT & EQUIPMENT Property, plant & equipment are reviewed whenever there are indications that their carrying amount may no longer be recoverable. Impairment losses resulting from this review are recognized as an expense in the income statement. The main assumptions on which impairment tests are based include growth rates, margins and discount rates. The cash inflows actually generated can differ from discounted expected values. In addition, useful lives can become shorter or assets impaired if the purpose of the respective assets changes. The carrying amounts of property, plant & equipment are set out in Note 2.11.

PENSION ASSUMPTIONS The pension plans in Switzerland qualify as defined benefit plans under IAS 19. The Group's net obligation is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The calculation is performed on an annual basis by qualified actuaries using the projected credit unit method. The calculation is based on estimates and assumptions relating to discount rates, expected return on plan assets and future salary trends. The actuary also use statistical data such as mortality tables and staff turnover rates with a view to determining employee benefit obligations. If this parameters change due to a change in economic and market conditions, the subsequent results can deviate considerably from the actuarial calculations.

The carrying amounts of the plan assets and liabilities in the Balance Sheet are set out in Note 2.17.

INCOME TAX Tax liabilities are measured on the basis of an interpretation of the tax regulations in place in the rele tries. The adequacy of this interpretation is assessed b authorities in the course of the final assessment or tax audits. This can result in material changes to tax expenses. Furthermor in order to determine whether tax loss carry forwards ma ried as an asset, it is necessary to critically assess the pr that future taxable profit will be available (see Note 2.

INTANGIBLE ASSETS The intagible assets mainly c the goodwill from aquisitions and of the capitalized customer r lationships from the aquisition of the Fricopan Group performs impairment tests on goodwill yearly or in case of trig gering events. Possible impairment losses are recognized in the income statement. The most important estimates within the impairment tests of goodwill are growth factors, the dev future cash flows as well as the discount rate.

The useful lives of customer relationships are also r annually or in case of special events. Possible impairment losses are recognized in the income statement. The most important estimates within the impairment tests of customer relationships ar growth rates of the aquired customers and customer gr attrition rate (customer attrition), the EBIT margin as w discount rate.

The book values of the intangible assets and further inf tion about estimates are disclosed in Note 2.12.

2.29 MONETARY RESTRICTIONS ON FINANCIAL TRANSACTIONS WITH SUBSIDIARIES

For our subsidiary in Malaysia there is a legal obligation to obtain a government approval for repayment of intercompany loans and/or outstanding group fees.

2.30 RELATED PARTIES

in CHF thousand

Related parties are members of the Group Executive Committee, the Board of Directors, associated companies, pension funds and important shareholders as well as companies under their control.

Transactions with key management personnel The key management personnel compensations are as follow:

	2007	2006
Cash compensation	5 998	5 175
Total	**5 998**	**5 175**

Further information about key management compensation is disclosed in Note 2.31.

Transactions with other related parties In 2007 the Group had the following transactions with related parties: Sales amounting to TCHF 12 785 (prior year: TCHF 5 620), cost amounting to TCHF nil (prior year: TCHF 1 057), accounts receivable outstanding amounting to TCHF 3 202 (prior year: TCHF 1 939) and accounts payable TCHF 14 (prior year: TCHF 160).

2.31 COMPENSATION PAID TO MEMBERS OF THE BOARD OF DIRECTORS AND THE GROUP EXECUTIVE COMMITTEE

in CHF thousand

Compensation to members of the Board of Directors for the fiscal year 2007

	Fixed compensation	Variable compensation	Share based payments	Non cash benefits	Pension contributions
Wolfgang Werlé	292	0	2	7	90
Dr. J. Maurice Zufferey	70	40	2	1	13
Albert Abderhalden	589	373	2	2	189
Hans Sigrist	70	41	2	0	9
Owen Killian	70	40	2	0	13
Total	**1091**	**494**	**10**	**10**	**314**

The total compensation consists of a fixed compensation as well as a variable, performance-related compensation (cash-bonus), as well as non cash and fringe benefits. The cash bonus for the past fiscal year is assigned in April.

Each member of the Board of Directors received one registered share on the event of the IPO's 10 year anniversary.

No compensation was paid to former members of the Board of Directors in connection with earlier activities as an executive body of the company or which are not at arm's length.

Compensation to members of the Group Executive Committee for the fiscal year 2007

	Total Executive Committee	there of Urs Jordi
Fixed compensation in cash	2 303	599
Variable compensation in cash (bonus)	981	191
Non cash benefits	70	10
Share-based payments	15	2
Social security contributions	815	206
Total Compensation to members of the Group Executive Committee in Charge	4 184	1 008

The highest total compensation in the reporting year was paid to Urs Jordi, Hiestand's CEO. The total compensation paid to the Group Executive Committee consists of a fixed compensation as well as a variable, performance-related compensation (cash-bonus), as well as non cash and fringe benefits. The cash bonus for the past fiscal year is assigned in April. The disclosure is based on cash.

Each member of the Group Executive Committee rec gistered share on the event of the IPO's 10 year anniv Amounts which give rise to or increase pension benefi all savings and risk contributions paid by the emplo employer to the pension fund.

During 2007 Hiestand has not issued any share options and has not granted any such as securities, guarantrrs or mortg persons with a duty to disclose.

Wolfgang Werlé (till 31 May 2007), Armin Bieri (as of 1 Ma 2007), Roger Bless (as of 1 May 2007) and Marcel Br 1 October 2007) are included pro rata.

COMPENSATION PAID TO RELATED PARTIES Rela are spouses and civil partners, close relatives who ar dependent on the executive person or live in the same household, other persons who are financially dependent on the ex son and partnerships or corporate enterprises that ar by the executive person or over which he exercises a signifi influence. Parents, siblings and children are also rela No compensation was paid to persons who are rela bers of the Board of Directors or the Group Executive Committee which is not at arm's length.

LOANS In the reporting period a member of the Executiv was granted a loan amounting to TCHF 12. Except this loan Hiestand has not granted any other loans to present or f members of the Board of Directors, the Group Executiv mittee or any persons related to them or waived any rig counts due from such persons.

Share holdings of the members of the Board of Directors or the Group Executive Committee as of 31 December 2007

	Number of shar	rights
Members of the Board of Directors		
Wolfgang Werlé	1	0.00%
Dr. J. Maurice Zufferey		%
Albert Abderhalden	15 92	%
Hans Sigrist	401	%
Owen Killian	1	0.00%
Members of the Board of Directors	**16 3**	**%**
Members of the Group Executive Committee		
Urs Jordi		%
Roland Straub		%
Andrea Stegen	1	0.00%
Armin Bieri	1	0.00%
Roger Bless		%
Marcel Brauchli	1	0.00%
Members of the Group Executive Committee		**%**

The Members of the Board of Directors and of the Group Executive Committee do not hold any options for shares of the c

2.32 SIGNIFICANT SHAREHOLDERS

SIGNIFICANT SHAREHOLDERS The Group's principle shareholders are Blixen Ltd (IAWS) with 32% shareholdings (prior year: 32%), Focus Capital Investors Master Fund Ltd with 28.5% shareholdings (prior year: 12.2%) and Sarasin Investment Funds with 4.7% shareholdings (prior year: 5.7%).

2.33 SUBSEQUENT EVENTS

In March 2008 the subsidiary Fricopan Middle East FZE, Ras Al Kaihmah was liquidated. The business activities of this subsidiary were already transferred to the subsidiary Fricopan Back GmbH, Berlin during 2007.

No other events have occurred since 1 January 2008 that would either necessitate an adjustment to the carrying amount of assets and liabilities or need to be disclosed here.

REPORT OF THE GROUP AUDITORS

KPMG

REPORT OF THE GROUP AUDITORS TO THE GENERAL MEETING OF HIESTAND HOLDING AG, LUPFIG

As group auditors, we have audited the consolidated financial statements (balance sheet, income statement, statement of changes in equity, cash flow statement and notes on pages 58 to 114) of Hiestand Holding AG for the year ended 31 December 2007.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards and with the International Standards on Auditing (ISA), which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with the International Financial Reporting Standards (IFRS) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

KPMG Ltd

Christoph Schwarz
Auditor in charge

Heike Schult

Zurich, 14 March 2008

1.1 CONSOLIDATED BALANCE SHEET

ASSETS
as of 31 December
in CHF thousand

CURRENT ASSETS	Notes	**2006**	
Cash and cash equivalents	2.6	26 744	11 767
Other current financial assets	2.14	2 736	2 632
Trade accounts receivable	2.7	71 704	49 998
Current tax assets	2.4	4 340	
Other receivables	2.7	10 027	6 184
Inventories	2.8	33 472	23 094
Assets classified as held for sale	2.9	221	
Prepaid expenses and accrued income		5 136	7 007
Total current assets		**154 380**	**100 789**
NON-CURRENT ASSETS			
Property, plant and equipment	2.11	236 237	172 202
Investment property	2.11	2 054	
Intangible assets	2.12	224 061	80 370
Investments in associated companies	2.13	–	
Loans due from related parties	2.30	–	2 303
Loans due from third parties		234	
Other non-current financial assets	2.14	2 650	
Employee benefit assets	2.17	680	
Deferred tax assets	2.5	917	
Total non-current assets		**466 833**	**258 005**
Total assets		**621 213**	**358 794**

LIABILITIES AND EQUITY
as of 31 December
in CHF thousand

CURRENT LIABILITIES	Notes	**2006**	
Interest-bearing loans and borrowings	2.16	44 089	
Trade accounts payable	2.15	49 162	
Current tax liabilities	2.4	12 128	
Other payables	2.15	5 006	
Accrued expenses and deferred income		21 271	
Total current liabilities		**131 656**	
NON-CURRENT LIABILITIES			
Interest-bearing loans and borrowings	2.16	171 413	
Provisions	2.18	1 757	
Employee benefit obligations	2.17	1 240	
Deferred tax liabilities	2.5	44 756	
Total non-current liabilities		**219 166**	
Total liabilities		**350 822**	**124 006**
EQUITY			
Share capital	2.20	532	
Additional paid-in capital		99 839	
Treasury shares		(913)	
Retained earnings		160 194	127 357
Total shareholders' equity		**259 652**	**226 420**
Minority interest		10 739	
Total equity		**270 391**	**234 788**
Total liabilities & equity		**621 213**	**358 794**

1.2 CONSOLIDATED INCOME STATEMENT

for the year ended 31 December

in CHF thousand	Notes	2006	
Net sales		516 099	449 592
Services provided		1 595	1 073
Total revenue	2.1	**517 694**	**450 665**
Other operating income	2.23	4 214	2 932
Changes in inventories of finished goods and work in progress		(50)	1 659
Total income		**521 858**	**455 256**
Raw material and consumables used		(208 585)	(179 844)
Personnel expenses	2.22	(128 811)	(106 786)
Depreciation of property, plant and equipment	2.11	(26 876)	(24 [illegible]
Amortization of intangible assets	2.12	(2 602)	(1 739)
Other operating expenses	2.24	(102 887)	(96 320)
Earnings before interest and taxes (EBIT)		**52 097**	**45 711**
Share of results of associates	2.13	-	
Financial expenses	2.25	(12 407)	(10 897)
Financial income	2.25	9 401	7 410
Profit before tax		**49 091**	**42 461**
Income tax expense	2.4	(12 433)	(10 505)
Profit for the year		**36 658**	**31 956**
Attributable to:			
Equity holders of the parent company		34 287	31 373
Minority interest		2 371	
Earnings per share, basic (in CHF)	2.21	64.59	59.39
Earnings per share, diluted (in CHF)	2.21	64.59	59.39

1.3 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

in CHF thousand	Notes	Share capital	Additional paid-in capital	Treasury shares	Translation reserve	Other retained earnings	Total retained earnings	Total shareholders' equity	Minority interest	Total equity
Balance at 1 January 2005		**526**	**96 059**	**(1 495)**	**3 267**	**98 011**	**101 278**	**196 368**	**7 785**	**204 153**
Foreign exchange translation differences		–	–	–	3 586	–	3 586	3 586	–	3 586
Net income recognised directly in equity		**–**	**–**	**–**	**3 586**	**–**	**3 586**	**3 586**	**–**	**3 586**
Profit for the year		–	–	–	–	31 373	31 373	31 373	583	31 956
Total recognised income and expense		**–**	**–**	**–**	**3 586**	**31 373**	**34 959**	**34 959**	**583**	**35 542**
Employee share bonus program 2004: capital increase and repurchase of shares (cash settlement)		6	5 036	(1 394)	–	(3 648)	(3 648)	–	–	–
Transaction costs, net of tax		–	(4)	–	–	–	–	(4)	–	(4)
Repurchase of treasury shares		–	–	(967)	–	–	–	(967)	–	(967)
Sale of treasury shares		–	328	968	–	–	–	1 296	–	1 296
Management share bonus	2.17	–	(1 858)	1 858	–	–	–	–	–	–
Dividends paid		–	–	–	–	(5 232)	(5 232)	(5 232)	–	(5 232)
Balance at 31 December 2005		**532**	**99 561**	**(1 030)**	**6 853**	**120 504**	**127 357**	**226 420**	**8 368**	**234 788**
Balance at 1 January 2006		**532**	**99 561**	**(1 030)**	**6 853**	**120 504**	**127 357**	**226 420**	**8 368**	**234 788**
First-time consolidation TK-Center Birrfeld AG	2.3	–	–	–	–	(68)	(68)	(68)	–	(68)
Foreign exchange translation differences		–	–	–	6 581	–	6 581	6 581	–	6 581
Net income recognized directly in equity		**–**	**–**	**–**	**6 581**	**(68)**	**6 513**	**6 513**	**–**	**6 513**
Profit for the year		–	–	–	–	34 287	34 287	34 287	2 371	36 658
Total recognized income and expense		**–**	**–**	**–**	**6 581**	**34 219**	**40 800**	**40 800**	**2 371**	**43 171**
Repurchase of treasury shares		–	–	(441)	–	–	–	(441)	–	(441)
Sale of treasury shares		–	278	558	–	–	–	836	–	836
Dividends paid		–	–	–	–	(7 963)	(7 963)	(7 963)	–	(7 963)
Balance at 31 December 2006		**532**	**99 839**	**(913)**	**13 434**	**146 760**	**160 194**	**259 652**	**10 739**	**270 391**

1.4 CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended 31 December in CHF thousand	Notes	2006	
Profit before tax		49 091	42 461
Financial expenses, net of realized exchange losses		10 214	8 1
Financial income, net of realized exchange gains		(7 110)	(4 764
Depreciation of property, plant and equipment	2.11	26 876	24 85
Amortization of intangible assets	2.12	2 602	1 739
Impairment losses and reversals	2.9	12	
Share of results of associates	2.13	–	
(Gain)/Loss on disposal of property, plant and equipment		(301)	
(Increase)/decrease in trade and other receivables		776	(2 197)
(Increase)/decrease in inventories		(969)	(2 669)
(Increase)/decrease in prepaid expenses and accrued income		2 436	(2 134)
Increase/(decrease) in trade and other payables		2 749	(2 579)
Increase/(decrease) in accrued expenses and deferred income		2 797	4 508
Increase/(decrease) in employee benefit liabilities	2.17	179	
Increase/(decrease) in provisions	2.18	(360)	(2 274)
Income taxes paid		(12 048)	(15 784)
Net cash provided by/(used in) operating activities		**76 944**	**49 185**
Proceeds from sale of property, plant and equipment		1 266	1 013
Purchase of property, plant and equipment	2.11	(25 167)	(25 693)
Purchase of intangible assets	2.12	(1 638)	(1 191)
Acquisition of subsidiary, net of cash acquired	2.3	(153 058)	
Disposal of subsidiary, net of cash disposed of	2.10	–	
Net proceeds from purchases + sales of marketable securities, incl. derivative financial instruments		–	
Investments in other financial assets (including associates)		(417)	
Interest received		177	
Dividends received		171	
Net cash provided by/(used in) investing activities		**(178 666)**	**(25 969)**

in CHF thousand	Notes	2006	
Repurchase of treasury shares		(441)	
Sale of treasury shares		852	
Dividends paid		(7 963)	
Increase/(decrease) in bank overdrafts	2.16	5 553	(11 252)
Increase in interest-bearing liabilities	2.16	156 639	
Repayment of interest-bearing liabilities		(35 013)	(20 150)
Payment of finance lease liabilities		(98)	
Interest paid		(2 954)	
Net cash provided by/(used in) financing activities		**116 575**	**(36 244)**
Net increase/(decrease) in cash and cash equivalents		**14 853**	**(13 028)**
Cash and cash equivalents as of 1 January		**11 767**	
Effect of exchange rate fluctuations on cash and cash equivalents		124	
Cash and cash equivalents as of 31 December		**26 744**	

SIGNIFICANT ACCOUNTING POLICIES

1.5.0

INTRODUCTION

HIESTAND HOLDING AG (the "Company") is a company domiciled in Lupfig, Switzerland. The consolidated financial statements of the Company for the year ended 31 December 2006 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates and jointly controlled entities. The consolidated financial statements were authorized for issue by the board of directors on 27 March 2007 and are subject to approval by the Annual General Meeting of shareholders on 9 May 2007.

1.5.1

STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) and are in accordance with the Swiss law.

The accounting policies applied are unchanged to the prior year, except as set out below.

Where it has been necessary, comparable data has been reclassified or amended. HIESTAND HOLDING AG applies the following revised and new standards published by the International Accounting Standards Board as from 1 January 2006: modifications to IAS 19 – benefits employee, to IAS 39 – financial instruments and to IAS 21 – the effects of changes in foreign currencies as well as IFRS 6 – exploration and evaluation of mineral resources. HIESTAND HOLDING AG has assessed the consequences of those revised and new standards and has found no significant impact to the equity and to the result of the Group.

1.5.2

BASIS OF PREPARATION

The consolidated financial statements are presented in francs, the functional currency of HIESTAND HOLDING They are prepared on the historical cost basis except the following assets and liabilities are stated at their value: derivative financial instruments, financial assets able-for-sale as well as financial instruments held for tr or otherwise designated at fair value with unrealized and losses recognized in the income statement. Recognized assets and liabilities that are hedged are stated at fair value respect of the risk that is hedged. Non-current assets and posal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

The accounting policies set out below have been applied consistently by the Group's reporting entities and to all periods presented in these consolidated financial statements.

1.5.3

BASIS OF CONSOLIDATION

Subsidiaries

Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This is usually the case where the Group holds more than 50% of the voting rights of an entity or where it has been granted management of the entity contractually. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The following table the significant subsidiaries of the Group:

Company, domicile	Share capital in millions	Percentage held 2006	Percentage held 2005	Method of accounting
HIESTAND HOLDING AG, Lupfig (CH)	CHF 0.532	n/a	n/a	
HIESTAND INTERNATIONAL AG, Schlieren (CH)	CHF 0.200	100.00	100.00	
HIESTAND SCHWEIZ AG, Schlieren (CH)	CHF 3.500	100.00	100.00	
TK-CENTER BIRRFELD AG, Lupfig (CH)[2]	CHF 1.500	100.00	36.50	
HiCoPain AG, Dagmersellen (CH)	CHF 20.000	60.00	60.00	
HIESTAND BETEILIGUNGSHOLDING GMBH & CO. KG, Gerolzhofen (DE)	EUR 0.026[6]	100.00	100.00	
HIESTAND DEUTSCHLAND GMBH, Gerolzhofen (DE)	EUR 0.512	100.00	100.00	F
HIESTAND & SUHR HANDELS- UND LOGISTIK GMBH, Vogtsburg-Achkarren (DE)	EUR 0.025	100.00	100.00	
FRICOPAN BACK GMBH, Berlin (DE)[3]	EUR 1.500	100.00	0.00	
FRICOPAN BACK GMBH IMMEKATH, Immekath (DE)[3]	EUR 4.000	100.00	0.00	
FRICOPAN MIDDLE EAST FZE, Ras Al Khaimah (UAE)[3]	AED 0.100	100.00	0.00	
FRICOPAN UK, LTD, Romsey, Hampshire (UK)[3]	GBP 0.004	100.00	0.00	
HIESTAND JAPAN CO., LTD, Tokio (JP)	JPY 185.000	100.00	100.00	
HIESTAND AUSTRIA GMBH, Wiener Neudorf (AT)	EUR 0.036	100.00	100.00	
HIESTAND POLSKA SP. Z.O.O., Grodzisk Mazowiecki (PL)	PLN 60.637	100.00	100.00	
HIESTAND MALAYSIA SDN BHD, Bandar Baru Bangi (MY)	MYR 2.400	100.00	100.00	
HIESTAND USA, INC., Colleyville (US)[4]	USD 0.025	0.00	100.00	
LA NOUVELLE BOULANGERIE BACKWAREN UND-TECHNIK VERTRIEBS GMBH, Berlin (DE)[5]	EUR 0.026	25.00	0.00	

1 E = accounted for using the equity method; F = fully consolidated.

2 The TK-CENTER BIRRFELD AG was acquired to 100% by HIESTAND SCHWEIZ AG in the first halfyear 2006, cp. note 2.3.

3 FRICOPAN BACK GMBH, Berlin, FRICOPAN BACK GMBH IMMEKATH, FRICOPAN UK LTD as well as FRICOPAN MIDDLE EAST FZE were acquired as per 1 November 2006, cp. note 2.3.

4 The US Operations were discontinued at October 2001 and as per 1 December 2006 closed.

5 Based on contractual agreements HIESTAND has no significant influence based on IAS 28.

6 The amount disclosed represents limited liability capital

1.5.3
BASIS OF CONSOLIDATION (CONTINUED)

Associates

Associates are those enterprises in which the Group has significant influence, but not control, over the financial and operating policies. This is generally presumed when the Group owns between 20% and 50% of the voting rights. The consolidated financial statements include the Group's share of the total recognized gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. After application of the equity method, the Group assesses whether there is any objective evidence that a net investment in an associate is impaired and recognizes any impairment loss. When the Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to zero and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

The Group does currently not include any associates.

Jointly controlled entities

Jointly controlled entities are those enterprises over w activities the Group has joint control, established by tractual agreement. Jointly controlled entities are accounted for using the equity method, from the date that joint control commences until the date that joint control ceases.

The Group does currently not include any jointly controlled entities.

Transactions eliminated on consolidation

Intragroup balances and transactions, and any unrealized gains arising from intragroup transactions, are eliminated preparing the consolidated financial statements. Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group' interest in the enterprise. Unrealized losses are eliminated the same way as unrealized gains, but only to the extent there is no evidence of impairment.

1.5.4

FOREIGN CURRENCY

Foreign currency transactions and balances

Transactions in foreign currencies are translated to Swiss francs at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Swiss francs at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Swiss francs at foreign exchange rates ruling at the dates the values were determined.

Financial statements of foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to Swiss francs at the foreign exchange rates ruling at the balance sheet date. The revenues and expenses as well as cash flows of foreign operations are translated to Swiss francs at average exchange rates approximating the foreign exchange rates ruling at the dates of the actions. Foreign exchange differences arising on translation of net assets, income and expenses are recognized directly equity.

Net investment in a foreign operation

Foreign exchange differences arising on the translation of monetary items that are, in substance, a part of investment in a foreign operation are recognized directly equity. Such exchange differences are recognized in profit loss on disposal of the net investment.

Any differences that have arisen since 1 January 2004 the translation of financial statements of foreign oper and net investments in a foreign operation are presented as a separate component of equity. Such exchange ences are recognized in profit or loss on disposal of investment.

Foreign exchange rates

in CHF		Year-end rates 2006	Year-end rates 2005	Average r 2006
1	EUR	1.61	1.56	1.57
100	PLN	41.94	40.34	40.47
100	JPY	1.02	1.12	1.08
1	GBP	2.39	2.26	2.31
100	SGD	79.54	79.02	78.90
100	MYR	34.57	34.79	34.32
1	USD	1.22	1.32	1.25

1.5.5
CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash balances and call deposits with original maturity dates of up to 90 days, and are stated at nominal value.

1.5.6
DERIVATIVE FINANCIAL INSTRUMENTS

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operating, financing and investing activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are stated at fair value. Recognition of any resultant gain or loss depends on the nature of the item being hedged. Gains or losses on derivative financial instruments for which no hedge accounting is applied are recognized in profit or loss immediately.

1.5.7
HEDGING

Cash flow hedges
Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognized directly in equity. When the forecasted transaction results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified into profit or loss in the same periods during which the asset acquired or liability assumed affects profit or loss. When the forecasted transaction results in the recognition of a non-financial asset or liability, the cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the asset or liability. In any other case, the cumulative gain or loss is removed from equity and recognized in the income statement at the same time as the hedged transaction. The ineffecti part of any gain or loss is recognized in the income ment immediately.

Hedge of monetary assets and liabilities
Where a derivative financial instrument is used to hedge economically the foreign exchange exposure of a recognized monetary asset or liability, no hedge accounting is applied and any gain or loss on the hedging instrument is recognized in the income statement.

Hedge of a net investment and in foreign operation
The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined be an effective hedge is recognized in equity. The ineffecti portion is recognized immediately in profit or loss.

Fair value hedges
Where a derivative financial instrument hedges the exposure to changes in the fair value of a recognized asset or liability (other than economical hedges of foreign exchange exposure of recognized monetary assets or liabilities), the hedged item is stated at fair value in respect of the risk being hedge Gains or losses on remeasurement of both the hedging instrument and the hedged item are recognized in income statement.

1.5.8
TRADE AND OTHER RECEIVABLES

Trade and other receivables are stated at their cost less accumulated impairment losses.

1.5.9
INVENTORIES

Inventories include raw materials, auxiliary supplies finished goods and are stated at the lower of cost and realizable value. Net realizable value is the estimated selling

price in the ordinary course of business, less estimated selling costs. The cost of inventories is assigned by using the weighted average cost formula. Cost includes the cost of materials, direct labor as well as a systematic allocation of fixed and variable production overheads and other costs incurred in bringing the inventories to their present location and condition.

1.5.10

ASSETS CLASSIFIED AS HELD FOR SALE

Immediately before classification as held for sale, the measurements of the assets (and all assets and liabilities in a disposal group) is brought up to date in accordance with applicable IFRS's. Then, on initial classification as held for sale, non-current assets and disposal groups are recognized at the lower of carrying amount and fair value less costs to sell.

Impairment losses on initial classification as held for sale are included in the income statement. The same applies to gains and losses on subsequent remeasurement.

1.5.11

PROPERTY, PLANT AND EQUIPMENT AND INVESTMENT PROPERTY

Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost of self-constructed assets includes the cost of materials, direct labor, an appropriate proportion of production overheads. Where relevant, cost also includes the cost of dismantling and removing the items and restoring the site on which they are located.

Certain items of property, plant and equipment that had been revalued to fair value on or prior to 1 January 2004, the date of transition to IFRS, are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation, less subsequent depreciation and any impairment losses. Where an item of property, plant and equipment comprises components having different useful lives, they are accounted for as separate items of property, plant and equipment.

Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified ance leases. Plant and equipment acquired by way of leases are stated at an amount equal to the lower of value and the present value of the minimum lease pa at inception of the lease, less accumulated depreciation and impairment losses.

Payments made under operating leases are recognized income statement on a straight-line basis over the term lease. Lease incentives received are recognized as an part of the total lease expense.

Subsequent expenditure

Expenditure incurred to add to or replace a component an item of property, plant and equipment, including inspection and overhaul expenditure, is capitalized. All subsequent costs are recognized in the income statement an expense as incurred.

Depreciation

Depreciation is charged to the income statement on a str line basis over the estimated useful lives of items of erty, plant and equipment, and major components accounted for separately. Land is not depreciated. Leaseholdi property is depreciated over the shorter of the lease term its useful life. The estimated useful lives are as follows:

Buildings	40 y
Building installations	14 y
Plant and production equipment	10 y
Office equipment	8-12 y
IT equipment	
Vehicles	3-5 y

The useful life is reviewed annually.

Investment property
Investment property is stated at cost less accumulated depreciation and impairment losses. Land is not depreciated. The estimated useful lives are as follows:

Buildings	40 years
Building installations	14 years

The useful life is reviewed annually.

1.5.12
INVESTMENTS AND OTHER FINANCIAL ASSETS

Current financial assets and other investments
Current financial assets include debt and equity instruments held for trading purposes as well as derivative assets. They are stated at fair value, with any resultant gains and losses recognized in the income statement, except for derivative assets that are designated as a cash flow hedge (see "Hedge accounting").

The fair value of publicly listed investments is their quoted market price at the balance sheet date. The fair values of other investments not publicly listed are estimated based on discounted future cash flows.

Investments are recognized/derecognized by the Group on the date it commits to purchase/sell the investments (trade date).

Loans and other financial assets
Other financial assets comprise long-term receivables such as rent deposits. Loans and other long-term receivables are stated at amortized cost less impairment losses.

1.5.13
INTANGIBLE ASSETS

Goodwill
In respect of business combinations that have occurred 1 January 2004, goodwill represents the difference between the cost of the business combination and the Group's est in the net fair value of identifiable assets, liabilities contingent liabilities acquired.

In respect of business combinations that occurred prior 1 January 2004, goodwill is included on the basis deemed cost, representing the amount recorded under GAAP FER at the date of transition to IFRS.

Positive goodwill is recognized as an asset and measured at cost or deemed cost less accumulated impairment losses. In respect of associates, the carrying amount of goodwill included in the carrying amount of the investment in associate. Negative goodwill arising on an acquisition recognized directly in the income statement.

Research and development
Expenditure on research activities, undertaken with prospect of gaining new technical knowledge and under standing, is recognized in the income statement as expense as incurred.

Expenditure on development activities is capitalized only the product or process is technically and commercially ble, if evidence of future use exists and if development costs can be separately determined and reliably measured. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses.

Customer relations and trademarks
Customer relations and trademarks acquired in business combinations are recognized at their fair values at the date acquisition. They are amortized over the expected useful unless they are considered to gave indefinite useful lives.

Other intangible assets

Other intangible assets with a finite useful life that are acquired by the Group are stated at cost less accumulated amortization and impairment losses.

Amortization

Goodwill and other intangible assets with indefinite useful lives are not amortized. Intangible assets with a finite useful life are amortized on a straight-line basis over the estimated useful lives. The estimated useful lives are as follows:

Patents and trademarks	5 years
Software	3-5 years
Customer relations	15-25 years

1.5.14

IMPAIRMENT

Goodwill and intangible assets with indefinite useful lives are tested for impairment annually or more frequently, if there is an indication that they might be impaired. The carrying amount of assets other than goodwill, inventories and deferred tax assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Impairment losses in respect of goodwill are not reversed. An impairment loss of a receivable is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognized. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

1.5.15

TRADE AND OTHER PAYABLES

Trade and other payables, other than derivative liabilities stated at amortized cost. Derivative liabilities are stated fair value, with any resultant gains and losses recognized the income statement, except for derivative liabilities designated as a cash flow hedge (see "Hedge accounting").

1.5.16

INTEREST-BEARING LOANS AND BORROWINGS

Interest-bearing liabilities are recognized initially at fair less any directly attributable transaction costs. Subsequently interest-bearing liabilities are stated at amortized cost the effective interest rate method.

1.5.17

PROVISIONS

A provision is recognized when the Group has a legal constructive obligation as a result of a past event, is probable that an outflow of economic benefits required to settle the obligation. If the effect is material, sions are determined by discounting the expected future flows.

Restructuring

A provision for restructuring is recognized when Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced been announced to those affected by it.

Onerous contracts

A provision for onerous contracts is recognized when expected benefits to be derived by the Group from a contr are lower than the unavoidable cost of meeting its obligations under the contract.

1.5.18

EMPLOYEE BENEFITS

The Group sponsors post-employment benefit plans according to the national regulations of the countries in which it operates. Furthermore, the Group maintained a share-based bonus plan for all employees.

Defined benefit plans
The significant pension plans in Switzerland qualify as defined benefit plans under IAS 19. The Group's net obligation is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at balance sheet date on high quality bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed on an annual basis by qualified actuaries using the projected credit unit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the income statement.

Actuarial gains and losses are recognized to the extent that they exceed 10% of the higher of the defined benefit obligation and the fair value of plan assets. The amount exceeding this corridor is recognized in the income statement over the expected average remaining working lives of the employees participating in the plan.

Where the calculation results in a surplus, a pension asset is recognized only to the extent that it represents economic benefits in the form of refunds or reductions in future contributions.

Defined contribution plans
Certain of the Group's pension schemes are defined contribution plans. Obligations for contributions to these plans recognized as an expense in the income statement incurred.

Share-based payments
Under the Group's stock bonus program all employees up to the end of financial year 2004, entitled to earn bonuses in the form of shares of the Company. Annual share cations were based on individual goal achievement and operational results of the respective employer.

To the extent the plan qualified as an equity-settled the fair value of the shares granted was recognized employee expense in the period for which the bonus earned, with a corresponding increase in equity. The value was measured at grant date. The amount recognized as an expense was adjusted to reflect the actual number shares that vested.

To a certain extent, the shares granted were redeemable. Accordingly, the fair value of the liability was recognized an employee expense in the period for which the bonus earned. Any changes in the fair value of the liability recognized in the income statement.

Long-term service benefits
The Group's net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefits that employees have earned in return for their vice in the current and prior periods.

1.5.19

TREASURY SHARES

When share capital of HIESTAND HOLDING AG is repurchased, the amount of the consideration paid (acquisition price), including directly attributable costs and current taxes, is recognized as a change in equity. Repurchased shares are classified as treasury shares and presented as a deduction from equity. The consideration received when treasury shares are sold is recognized as a change in equity, whereby any amount exceeding or falling short of the original cost is recognized in additional paid-in capital.

1.5.20

REVENUE

Goods sold and services rendered

Revenue from the sale of goods is recognized net of sales deductions (such as trade discounts and rebates) when the goods are delivered and the significant risks and rewards transferred to the buyer. Commission income from logistical services rendered is recognized in proportion to the stage of their completion at the balance sheet date.

Government grants

In certain countries, the Group obtains government grants related to property, plant and equipment or other assets or in the form of refunds for certain expenses.

Grants that compensate the Group for the cost of assets are recognized initially as a deduction from the carrying amount of the respective item and subsequently released to the income statement by way of reduced depreciation charges or when the assets are derecognized.

Grants for expenses incurred or granted unconditionally are recognized in the income statement when the grant becomes receivable.

1.5.21

FINANCIAL EXPENSES AND FINANCIAL INCOME

Financial expenses and financial income comprise payable on borrowings calculated using the effectiv est rate method, interest receivable on funds invested, dend income, foreign exchange gains or losses, unrealized gains and losses on certain financial assets and liabilities (including derivatives) stated at fair value, and gains losses on disposal of financial instruments. All borro costs are expensed.

Interest income is recognized in the income statement accrues, using the effective interest rate method. Di income is recognized in the income statement on the the entity's right to receive payments is established w the case of quoted securities is usually the ex-dividend date.

The interest expense component of finance lease pa is recognized in the income statement using the effecti interest rate method.

1.5.22

INCOME TAX

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized based on the balance sheet liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. No deferred tax is recognized on goodwill if it is not deductible for tax purposes, and any temporary differences relating to investments in subsidiaries to the extent that they are controlled by the Group and will probably not reverse in the foreseeable future. The amount of deferred tax recognized is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

1.5.23

SEGMENT REPORTING

Segment information is presented in respect of the Group's geographical and business segments. The primary format, geographical segments, is based on the Group's management and internal reporting structure. Inter-segment pricing determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can allocated on a reasonable basis (including goodwill). Unallocated items comprise mainly interest-earning assets related revenue, interest-bearing loans, borrowings related expenses, income tax, corporate assets and related expenses.

Geographical segments

The Group is primarily managed by two geographical markets: Europe, which stands for the core of the Group, and Asia, which represents the future opportunities developing frozen bakery products market. Europe includes operations in Switzerland, Germany, Austria, England Poland, whereas Asia comprises Malaysia and Japan and respective export markets.

Geographical segment information is based on the geogr ical location of assets. As the sales organizations are located in the same geographical region as the customers, rev by location of assets is identical to revenue by location customers.

Business segments

The Group operates in the following main business segments: The frozen bakery product segment includes the production and sale of frozen bakery products to all type of customers, including export customers. The products are sold at various convenience levels such as raw dough, pre-proven, parbaked or after defrosting ready to consume. The fresh bakery uct segment includes the production and sale of fresh bakery products to selected customers. The products are only freshly baked and in the proximity of Zurich and Warsa

The retail segment consists of sales by our own baking shops and from HIESTAND operated bake-off stations.

1.5.24

IFRS STANDARDS NOT YET EFFECTIVE

The following new and revised Standards and Interpretations have been issued, but are not yet effective and are not applied early in these consolidated financial statements. Their impact on the consolidated financial statements of HIESTAND GROUP has not yet been systematically analyzed. The expected effects as disclosed in the table reflect a first assessment by Group management.

Standard/Interpretation		Effective date	Planned application HIEST GROUP
IFRIC 7 – Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies	*	1 March 2006	Reporting year 2007
IFRIC 8 – Scope of IFRS 2	*	1 May 2006	Reporting year 2007
IFRIC 9 – Reassessment of Embedded Derivatives	*	1 June 2006	Reporting year 2007
IFRS 7 – Financial Instruments: Disclosures	**	1 January 2007	Reporting year 2007
Amendment to IAS 1 – Presentation of Financial Statements: Capital Disclosures	**	1 January 2007	Reporting year 2007
IFRIC 10 – Interim Financial Reporting and Impairment	*	1 November 2006	Reporting year 2007
IFRIC 11 – Group and Treasury Share Transactions	*	1 March 2007	Reporting year 2008
IFRIC 12 – Service Concession Arrangements	*	1 January 2008	Reporting year 2008
IFRS 8 – Operating Segments	**	1 January 2009	Reporting year 2009

* No or no significant impacts are expected on the consolidated financial statements of the HIESTAND GROUP.

** Mainly additional disclosures are expected in the consolidated financial statements of the HIESTAND GROUP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.1 PRIMARY SEGMENT REPORTING

	EUROPE		ASIA		UNALLOCATED		ELIMINATIONS		TOTAL	
in CHF thousand	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Sales to third and related parties	490 481	424 016	27 213	26 649	–	–	–	–	517 694	450 665
Sales IC: to other area (intrasegment)	3 994	2 798	–	–	–	–	(3 994)	(2 798)	–	–
Total revenue	**494 475**	**426 814**	**27 213**	**26 649**	–	–	**(3 994)**	**(2 798)**	**517 694**	**450 665**
EBITDA	**95 387**	**82 998**	**2 497**	**3 591**	**(11 373)**	**(10 339)**	**(4 936)**	**(3 944)**	**81 575**	**72 306**
Depreciation and impairment losses	(25 585)	(23 924)	(1 151)	(796)	(140)	(136)	–	–	(26 876)	(24 856)
EBITA	**69 802**	**59 074**	**1 346**	**2 795**	**(11 513)**	**(10 475)**	**(4 936)**	**(3 944)**	**54 699**	**47 450**
Amortization of intangible assets	(2 510)	(1 661)	(92)	(78)	–	–	–	–	(2 602)	(1 739)
EBIT	**67 292**	**57 413**	**1 254**	**2 717**	**(11 513)**	**(10 475)**	**(4 936)**	**(3 944)**	**52 097**	**45 711**
Impairment losses	12	–	–	–	–	–	–	–	12	–
Share of profit/loss of associates	–	237	–	–	–	–	–	–	–	237
Assets	**590 409**	**331 429**	**16 677**	**15 124**	**669 983**	**345 988**	**(655 857)**	**(333 747)**	**621 213**	**358 794**
Intercompany	23 693	12 604	958	946	631 206	320 197	(655 857)	(333 747)	–	–
Other assets	566 716	318 825	15 719	14 178	38 777	25 791	–	–	621 213	358 794
Liabilities	**107 428**	**63 787**	**8 580**	**5 425**	**440 706**	**259 271**	**(205 892)**	**(204 477)**	**350 822**	**124 006**
Intercompany	39 869	21 459	4 923	2 273	161 100	180 745	(205 892)	(204 477)	–	–
Other liabilities	67 559	42 328	3 657	3 152	279 606	78 526	–	–	350 822	124 006
Investments in fixed assets & intangible assets	228 961	25 868	944	863	597	153	–	–	230 502	26 884

2.2 SECONDARY SEGMENT REPORTING

	FROZEN		FRESH		RETAIL		UNALLOCATED		ELIMINATIONS		TOTAL	
in CHF thousand	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Sales to third parties and related parties	493 416	426 274	12 579	12 801	11 699	11 590	–	–	–	–	517 694	450 665
Assets	568 433	319 588	2 596	2 645	11 407	10 835	38 777	25 726	–	–	621 213	358 794
Investments in fixed assets and intangible assets	228 950	25 567	203	169	752	354	597	794	–	–	230 502	26 884

2.3

ACQUISITIONS OF SUBSIDIARIES

In 2006 the Group acquired the following subsidiaries:

in CHF thousand	Cash Outflow
FRICOPAN GROUP	150 906
TK-CENTER BIRRFELD AG	2 152
Total	**153 058**

FRICOPAN GROUP

On 1 November 2006, the Group acquired all the shares of FRICOPAN BACK GMBH, Berlin, FRICOPAN BACK GMBH IMMEKATH, FRICOPAN UK LTD and FRICOPAN MIDDLE EAST FZE for an amount of TEUR 89 610.

The acquisition had the following effect on the Group's assets and liabilities (provisionally determined):

Acquiree's net assets at the acquisition date:

in CHF thousand	Recognized amounts
Cash and cash equivalents	518
Current financial assets	
Trade receivables	19 711
Current tax assets	889
Other receivables	4 228
Inventories	9 330
Deferred expenses & accrued income	
Property, plant & equipment (PPE)	49 796
Financial assets (non-current)	1 655
Intangible assets	65 937
Interest-bearing loans and borrowings (current)	(35 838)
Trade payables	(14 426)
Other liabilities	(1 830)
Accrued expenses & deferred income	(3 780)
Deferred tax liabilities	(27 379)
Provisions	
Contingent liabilities	
Total net identifiable assets, liabilities and contingent liabilities	**68 701**
Goodwill on acquisition	74 253
Total (equals cost of the combination)	**142 955**
Consideration paid in cash	139 081
Costs directly attributable to the combination	3 874
Total cost of the combination	**142 955**
Cash acquired	(518)
Redemption of shareholders loan	8 469
Net cash outflow	**150 906**

2.3

ACQUISITIONS OF SUBSIDIARIES (CONTINUED)

As a result of the purchase price allocation intangible assets totalling CHF 65.9 million (customer relationships CHF 61.6 million and trademarks CHF 4.3 million), deferred tax liabilities of CHF 27.4 million and contingent liabilities of TCHF 97 were recognized. Based on the valuations performed, the carrying amounts of property, plant and equipment as well as of inventories approximated their fair values. Apart from that, no fair value adjustments were necessary.

The remaining goodwill includes expected synergies from the acquisition, the workforce and potentially other intangible assets that could not be valued separately.

In the year 2006 the subsidiaries contributed profit of TCHF 326 to the consolidated profit. If the acquisition date had occurred on 1 January 2006, the estimated consolidated net sales for the year would have been CHF 648 million. An estimated consolidated profit for the same period is impracticable to be determined due to the lack of data.

TK-CENTER BIRRFELD AG

On 24 February 2006 HIESTAND SCHWEIZ AG acquired 27% of the shares and on 30 March 2006 the remaining 36.5% of the shares of TK-CENTER BIRRFELD AG. After these transactions HIESTAND SCHWEIZ AG controls 100% of the company which had been included as an associate company before with 36.5%. Since the date control has been acquired, TK-CENTER BIRRFELD AG is fully consolidated.

The acquisition had the following effect on the Group's assets and liabilities:

Acquiree's net assets at the date control has been acquired:

in CHF thousand	Recognized amo
Cash and cash equivalents	
Trade receivables	
Other receivables	
Deferred expenses and accrued income	
Property, plant and equipment	13 602
Investment property	
Intangible assets	
Trade payables	
Other liabilities	
Loan from HIESTAND	(6 300)
Other interest-bearing loans and borrowings	(10 800)
Accrued expenses and deferred income	
Provisions	
Deferred tax assets	
Total net identifiable assets, liabilities and contingent liabilities	

As mentioned above, HIESTAND acquired the control the subsidiary in several steps. In terms of a so called acquisition" a negative goodwill was determined b paring the acqusition price with the acquired net Based on the valuations performed, the carrying amounts property, plant and equipment as well as of inventories approximated their fair values. Apart from that, no fair adjustments were necessary.

2.3
ACQUISITIONS OF SUBSIDIARIES
(CONTINUED)

The initial investment of 36.5% had been acquired at the time of foundation of the company in 1992 amounting to TCHF 563. There was no goodwill recognized at that time.

The carrying amount of the investment determined by using the equity method amounted to TCHF 688 as at 24 February 2006. In the course of the first-time consolidation an amount of TCHF 68 representing prior changes to the carrying amount has been charged to equity with no impact on the income statement.

As a result of the acquisition transaction in the first halfyear 2006 a negative goodwill of TCHF 202 has been recognized in the income statement in accordance with IFRS 3.

The net cash outflow of the acquisition amounts TCHF 2 152 in 2006 and comprises:

Purchase price for 63.5%	(851)
Cash acquired	2 696
Redemption of shareholders' loan	(3 997)
Cash outflow relating to the acquisition in 2006	**(2 152)**

Since the first-time consolidation the subsidiary contributed profit of TCHF 591 to the consolidated profit. If the acquisition date had occurred on 1 January 2006, the estimated consolidated net sales would have been CHF 518 million. An estimated consolidated profit for the same period w have increased by about CHF 0.4 million.

The full consolidation of TK-CENTER BIRRFELD AG the effect that the shareholders' loan of TCHF 6 300 (TCHF 2 303 as at 31 December 2005) is now being eliminated no longer presented on the consolidated balance sheet.

2.4
INCOME TAX EXPENSE

Recognized in the income statement in CHF thousand	2006	
Current tax expense		
Current year	10 853	
Adjustments to prior years	(358)	(1 073)
Total current tax expense	**10 495**	
Deferred tax expense		
Originating and reversal of temporary differences	2 890	
Benefit of tax losses recognized	(952)	(1 065)
Total deferred tax expense	**1 938**	
Total income tax expense in income statement	**12 433**	**10 505**

Reconciliation of effective tax rate in CHF thousand		2006		
Profit before tax		**49 091**		**42 461**
Income tax using weighted average domestic corporation tax rate	25.0%	12 274	29.3%	12 452
Non-deductible expenses	2.2%	1 068	4.7%	
Tax exempt revenues	-2.0%	(975)	-6.2%	(2 640)
Effect of tax losses utilized	0.9%	424	-0.5%	
Under/(Over) provided in prior years	-0.7%	(358)	-2.5%	(1 073)
Total income tax expense in income statement	**25.3%**	**12 433**	**24.7%**	**10 505**

The decrease in the weighted average tax rate mainly stems from the profit contribution mix of the subsidiaries. There was no tax rate change in any of the Group companies in 2006.

Current tax recognized directly in equity in 2006 amounts to TCHF 16 (prior year: TCHF 28).

Current tax assets and liabilities

The current tax asset of TCHF 4 340 (prior year: TCHF represents the amount of income taxes recoverable in of current and prior year periods that exceeds payments.

The current tax liabilities represent the amount estimated of income tax owing to authorities at the balance date of 31 December 2006 TCHF 12 128 (prior year: 10 391).

2.5 DEFERRED TAX ASSETS AND LIABILITIES

2.5

DEFERRED TAX ASSETS AND LIABILITIES

Recognized deferred tax assets and liabilities		**Assets**		**Liabilities**
in CHF thousand	**2006**	**2005**	**2006**	
Trade accounts receivable	–	–	209	231
Inventories	(132)	(71)	1 000	685
Prepaid expenses and accrued income	–	–	838	1 232
Property, plant and equipment	(742)	(502)	10 290	6 012
Intangible assets	(4)	(2)	30 127	4 519
Loans due from intercompany	–	–	2 181	1 666
Employee benefit assets	–	–	149	158
Other assets	(5)	(2)	54	
Employment benefit obligations	(185)	(212)	4	
Other liabilities	(2 228)	(743)	3 169	1 241
Deferred tax asset on tax loss carry forward	(886)	(336)	–	
Total (Assets)/Liabilities	**(4 182)**	**(1 868)**	**48 021**	**15 871**
Set off of tax	3 265	1 307	(3 265)	(1 307)
Net tax (Assets)/Liabilities	**(917)**	**(561)**	**44 756**	**14 564**

The change in consolidation scope contributed TCHF 27 303 to the increase in net deferred tax liabilities in the amount of TCHF 29 836.

2.5

DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

in CHF thousand	2006	2005
Deductible temporary differences	–	–
Not recognized tax losses carry forward	8 025	6 975
Total	**8 025**	**6 975**

Expiry of losses for which future benefits are not recognized as deferred tax assets

in CHF thousand	2006	2005
Balance sheet date + 5 years	1 254	–
Balance sheet date + 6 years	–	1 597
Balance sheet date equals or above 10 years	30 587	24 339
Total	**31 841**	**25 936**

2.6

CASH AND CASH EQUIVALENTS

in CHF thousand	2006	2005
Bank balances	26 744	11 767
Call deposits	–	–
Cash and cash equivalents	**26 744**	**11 767**

2.7

TRADE AND OTHER RECEIVABLES

in CHF thousand	2006	
Trade receivables due from third parties	69 875	48 882
Trade receivables due from related parties	1 829	
Total trade receivables	**71 704**	**49 998**

The valuation allowances on trade accounts recei amount to TCHF 2 114 (prior year: TCHF 1 874).

in CHF thousand	2006	
Other receivables due from third parties	9 948	
Other receivables due from related parties	79	
Total other receivables	**10 027**	
Total trade and other receivables	**81 731**	**56 182**

Other receivables due from third parties mainly comprise claims for refunds from government institutions.

2.8

INVENTORIES

in CHF thousand	2006	
Raw materials and auxiliary supplies	8 163	
Finished goods	25 309	18 460
Total inventories	**33 472**	**23 094**

As a result of a high inventory turnover and marginal tory losses, no significant valuation allowances were nized (TCHF 308; prior year: TCHF 439).

2.9

ASSETS HELD FOR SALE

As at the closing balance sheet date 31 December 2006 the Group had non-current assets held for sale amounting to TCHF 221 (prior year: TCHF 14). This relates to plant and equipment held by the subsidiary HIESTAND SCHWEIZ AG. The assets mentioned in the prior year were sold at TCHF 2.

These are mainly assets such as ovens and freezers, which are stored before they are resold to customers at their market value (Primary segment: Europe and Secondary Segment: Frozen), which is expected to be the same as the net book value. These items are expected to be sold during the next 12 months.

Impairment losses and subsequent reversal
The impairment loss amount during 2006 amounts to TCHF 12. There were no impairment losses and reversals during 2005.

2.10

EFFECT OF THE DISPOSAL GROUP COMPANIES

Disposals
On 1 July 2005, the Group disposed of all the shares HIESTAND ASIA PACIFIC PTE LTD and FINE SWISS FOODS PTE LTD for an amount of TCHF 0.

The disposal had the following effect on the Group's assets and liabilities:

Recognized values in CHF thousand	**HIESTAND ASIA PACIFIC**	**FINE SWISS FOODS**	
Cash and cash equivalents	301	2	
Trade receivables	425	–	
Other receivables	5	–	5
Inventories	256	–	
Deferred expenses & accrued income	23	–	
Financial assets (non-current)	123	–	
Interest-bearing loans and borrowings (current)	(23)	–	
Trade payables	(41)	–	
Other liabilities	(26)	–	
Accrued expenses & deferred income	(265)	(2)	
Interest-bearing loans and borrowings (non-current)	(778)	–	
Cash disposed of	**(301)**	**(2)**	

2.11

PROPERTY, PLANT AND EQUIPMENT AND INVESTMENT PROPERTY

PROPERTY, PLANT AND EQUIPMENT

in CHF thousand	Land	Buildings	Plant and production equipment	Prepayment and PP&E under construction	Other equipment	
Cost						
Balance as of 1 January 2005	**4 080**	**70 946**	**142 976**	**31 418**	**32 868**	**282 288**
Other acquisitions	–	2 782	3 383	13 378	6 150	25 693
Transfer/Other	–	3 546	35 062	(43 706)	5 098	
Transfer to non-current assets held for sale	–	–	(8)	–	–	
Disposals	–	(1 168)	(2 002)	–	(2 374)	(5 544)
Effects of movement in foreign exchange	188	1 841	2 275	25	446	
Balance as of 31 December 2005	**4 268**	**77 947**	**181 686**	**1 115**	**42 188**	**307 204**
Balance as of 1 January 2006	**4 268**	**77 947**	**181 686**	**1 115**	**42 188**	**307 204**
Acquisitions through business combinations	2 751	21 680	33 534	2 753	2 680	63 398
Other acquisitions	28	2 163	6 646	4 008	12 322	25 167
Transfer/Other	–	835	901	(1 887)	149	
Transfer to non-current assets held for sale	–	–	(33)	–	(221)	
Disposals	–	(182)	(3 083)	–	(2 044)	(5 309)
Effects of movement in foreign exchange	163	2 090	2 845	100	639	
Balance as of 31 December 2006	**7 210**	**104 533**	**222 496**	**6 089**	**55 713**	**396 041**
Depreciation and impairment losses						
Balance as of 1 January 2005	**48**	**15 652**	**75 179**	–	**21 992**	**112 871**
Depreciation charge for the year	4	3 329	16 971	–	4 552	24 856
Transfer to non-current assets held for sale	–	–	(5)	–	–	
Disposals	–	(1 130)	(1 781)	–	(1 745)	
Effects of movement in foreign exchange	8	404	1 258	–	266	
Balance as of 31 December 2005	**60**	**18 255**	**91 622**	–	**25 065**	**135 002**
Balance as of 1 January 2006	**60**	**18 255**	**91 622**	–	**25 065**	**135 002**
Depreciation charge for the year	4	3 817	16 895	–	6 160	26 876
Transfer/Other	–	–	(7)	–	7	
Transfer to non-current assets held for sale	–	–	(33)	–	–	
Disposals	–	(174)	(2 796)	–	(1 374)	
Effects of movement in foreign exchange	–	508	1 496	–	299	
Balance as of 31 December 2006	**64**	**22 406**	**107 177**	–	**30 157**	**159 804**

2.11

PROPERTY, PLANT AND EQUIPMENT AND INVESTMENT PROPERTY (CONTINUED)

PROPERTY, PLANT AND EQUIPMENT

Carrying amounts in CHF thousand	Land	Buildings	Plant and production equipment	Prepayment and PP&E under construction	Other equipment	
As of 31 December 2005	4 208	59 692	90 064	1 115	17 123	172 202
As of 31 December 2006	7 146	82 127	115 319	6 089	25 556	236 237

Transfers 2006 were recognized in Software (refer to 2.12.).

Impairment losses and subsequent reversal
There were no impairment losses and reversals during 2006 and 2005.

Leased plant and machinery
The carrying amount of assets held under finance leases amounts to TCHF 126 as of 31 December 2006 (prior year: TCHF 196).

Capital commitments
As of 31 December 2006 the capital commitment amounts to TCHF 9 592 (prior year: nil).

Fire insurance value
As of 31 December 2006 the fire insurance value amounts TCHF 347 529 (prior year: TCHF 250 679).

Pledged assets
As of 31 December 2006 the book value of pledged assets amounts to TCHF 45 394 (prior year: TCHF 30 931).

INVESTMENT PROPERTY
The investment property relates to a land reserve o by TK CENTER BIRRFELD AG, Lupfig. The carrying amount as of 31 December 2006 amounts to TCHF 2 054 year: nil) representing the fair value of the asset at the control has been assumed (see 2.3).

2.12
INTANGIBLE ASSETS

in CHF thousand	Goodwill	Software	Customer Relationships	Other Intangible Assets (Finite lives)	Other Intangible Assets (Indefinite lives)	
Cost						
Balance as of 1 January 2005	74 774	7 626	–	1 206	–	83 606
Acquisitions through business combinations	606	–	–	–	–	
Other acquisitions	–	585	–	–	–	
Transfer/Other	1	–	–	(1)	–	
Disposals	–	(180)	–	–	–	
Effects of movement in foreign exchange	1 103	108	–	10	–	
Balance as of 31 December 2005	76 484	8 139	–	1 215	–	85 8[illegible]
Balance as of 1 January 2006	76 484	8 139	–	1 215	–	85 838
Acquisitions through business combinations	74 253	175	61 544	–	4 327	140 299
Other acquisitions	–	1 528	–	110	–	
Transfer/Other	–	2	–	–	–	
Effects of movement in foreign exchange	3 489	96	778	37	55	
Balance as of 31 December 2006	154 226	9 940	62 322	1 362	4 382	232 232
Amortization and impairment losses						
Balance as of 1 January 2005	342	3 353	–	164	–	
Amortization charge for the year	–	1 556	–	183	–	
Disposals	–	(180)	–	–	–	
Effects of movement in foreign exchange	–	49	–	1	–	
Balance as of 31 December 2005	342	4 778	–	348	–	
Balance as of 1 January 2006	342	4 778	–	348	–	
Amortization charge for the year	–	1 806	599	197	–	
Effects of movement in foreign exchange	–	78	14	9	–	
Balance as of 31 December 2006	342	6 662	613	554	–	

2.12
INTANGIBLE ASSETS (CONTINUED)

Carrying amounts in CHF thousand	Goodwill	Software	Customer Relationships	Other Intangible Assets (Finite lives)	Other Intangible Assets (Indefinite lives)	
As of 31 December 2005	76 142	3 361		867	–	80 370
As of 31 December 2006	153 884	3 278	61 709	808	4 382	224 061

The increase in goodwill and other intangible assets in 2006 are due to the acquisition of FRICOPAN BACK GMBH, Berlin, FRICOPAN BACK GMBH IMMEKATH, FRICOPAN UK LTD and FRICOPAN MIDDLE EAST FZE.

Other intangible assets with indefinite useful lives are trademarks acquired in the above mentioned business combination. The useful life of the trademarks is presently considered to be indefinite, therefore the assets are not systematically amortized.

Impairment loss and subsequent reversal

There were no impairment losses and reversals during 2006.

Allocation of goodwill and intangible assets with indefinite useful lives:

The cash generating units (CGU) are defined as follows:

CGU	Goodwill	Intangible (Indefinite li
HIESTAND & SUHR HANDELS- UND LOGISTIK GMBH	70 639	
HIESTAND POLSKA SP. Z.O.O.	8 053	
FRICOPAN GROUP[1]	75 192	
Total as of 31 December 2006	**153 884**	

1 The integration of FRICOPAN in the HIESTAND GROUP structure has not yet been finalized.

Impairment tests for cash-generating units containing goodwill and intangible assets with indefinite useful lives

HIESTAND & SUHR HANDELS- UND LOGISTIK GMBH and HIESTAND POLSKA SP.Z.O.O.

The last impairment test was performed as of 31 December 2006 based on the present and expected future performance of the above cash generating units. The future performance is based on the detailed budgets for the years 2007, 2008 and 2009. Thereafter, cash flows were extrapolated using a growth rate of 0%.

These detailed budgets were used for a free cash flow calculation by CGU with a discount rate of 8% and led to a value in use. This value in use was compared with the actual net assets of the respective CGU.

Based on the impairment tests as of closing date for HIESTAND BETEILIGUNGSHOLDING GMBH & CO. KG, HIESTAND & SUHR HANDLES- UND LOGISTIK GMBH and HIESTAND POLSKA SP.Z.O.O. the value of all goodwill positions held is confirmed. In the opinion of management, there are no realisticly possible changes to the applied assumptions that may result in an impairment loss. This excludes unforeseen circumstances.

FRICOPAN GROUP

An impairment test was perfomed as of closing date b paring the carrying amount of the CGU to ist fair value costs to sell. The fair value was determined based counted cash flows for the years 2007–2011, using count rate of 7.2% and a growth rate of 1.5% to extr the cash flow projections. The discount rate was determined based on information of comparable listed companies.

Based on the impairment tests, the fair value less costs sell exceeds the carrying amount by CHF 15 millions. following changes to the applied assumptions would in the recoverable amount equaling the respective carrying amount:

- Increase in the discount rate of approximately 0.7 percentage points, or
- decrease in the growth rate by approximately 0.8 percentage points

Capital commitments

As per 31 December 2006 there are no capital commitments (prior year: nil).

2.13
INVESTMENTS IN ASSOCIATES

The following are the significant associates:

Company, domicile	Share capital in millions	Percentage held 2006	Percentage held 2005	Method of accounting E/F 1	Carrying amount 2006	Carr amount
TK-CENTER BIRRFELD AG, Lupfig (CH)	1.500	100.00	36.50	F	–	

As of 1 March 2006 fully consolidated (refer to 2.3).

Summary financial information on associates – 100 per cent:

2005 in CHF thousand	Assets	Liabilities	Equity	Revenues	Profit/(loss)
TK-CENTER BIRRFELD AG, Lupfig (CH)	20 555	18 207	2 348	8 215	

1 E = accounted for using the equity method; F= fully consolidated

2.14
OTHER FINANCIAL ASSETS

Other Non-current financial assets

in CHF thousand	2006	2005
Rental deposits	380	259
Customs deposits	340	321
Other	1 930	285
Total	**2 650**	**865**

Among others the other non-current financial assets include the minority investment of LA NOUVELLE BOULANGERIE BACKWAREN UND- TECHNIK VERTRIEBS GMBH, Berlin (Carrying amount: TCHF 1 676).

Current financial assets

in CHF thousand	2006	
Equity securities held for trading	2 736	2 632
Other	–	
Total	**2 736**	**2 632**

These equity securities are held as cash reserve.

2.15 TRADE AND OTHER PAYABLES

Trade payables

in CHF thousand	2006	2005
Trade payables (Third parties)	49 162	23 567
Trade payables (Related parties)	–	571
Total	**49 162**	**24 138**

Other payables

in CHF thousand	2006	2005
Other payables (Third parties)	4 697	9 113
Other payables (Related parties)	160	–
Derivative liabilities	–	3
Pension funds	149	22
Total	**5 006**	**9 138**

2.16 INTEREST-BEARING LOANS AND BORROWINGS

Non-current liabilities

in CHF thousand	2006	[illegible]
Bank liabilities	156 148	[illegible]
Finance lease liabilities	78	[illegible]
Mortgages	6 586	16 696
Loans from third parties	8 600	12 000
Total	**171 413**	**28 833**

Current liabilities

in CHF thousand	2006	[illegible]
Bank liabilities	32 387	13 630
Finance lease liabilities	173	[illegible]
Mortgages	11 530	[illegible]
Loans from third parties	–	[illegible]
Total	**44 089**	**20 597**

2.16

INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

Bank loans and Bank liabilities in CHF thousand	2006	Interest rate	2005	Interest r
Fixed advances and investement loan				
HIESTAND HOLDING AG, Lupfig: investment loan	156 148	2.94%		
HIESTAND HOLDING AG, Lupfig: short term part of the investment loan and other bank liabilities	9 396	1.00% - 2.94%	8 978	1.20% - 2.90%
HIESTAND DEUTSCHLAND GMBH, Gerolzhofen	805	4.22%	3 896	2.96% - 3.00%
HIESTAND & SUHR HANDELS- UND LOGISTIK GMBH, Vogtsburg-Achkarren	982	4.57%	756	4.57%
FRICOPAN BACK GMBH, Berlin	7 123	3.35% - 3.55%	–	
FRICOPAN BACK GMBH IMMEKATH, Immekath	14 081	3.80% - 6.00%	–	
Total	188 535		13 630	

The investment loan of the HIESTAND HOLDING AG, Lupfig was raised in light of the acquisition of the FRICOPAN GROUP. The variable interest rate is determined for 1 to 36 month based on LIBOR or SWAP rate plus a margin. The credit contract is valid till 31 December 2012 with a repayment schedule for part of the facilities. The HIESTAND GROUP is subject to various debt covenants in connection with this investment loan (see 2.26).

Mortgage loans

These mortgage loans are collateralized with mortgage notes on real estate owned by the HIESTAND GROUP. Mortgage notes of TCHF 0 (prior year: TCHF 7 000) encumbering the properties in Schlieren secure mortgage loans in the amount of TCHF 0 (prior year: TCHF 5 575). The interest rate in the prior year: 1.90%.

Registered credit lines secured by land totalling TEUR 11 555 (prior year: TEUR 11 555) encumber the properties in Gerolzhofen. They secure mortgage loans in favor of HIESTAND DEUTSCHLAND GMBH, Gerolzhofen, amounting to TCHF 7 309 (prior year: TCHF 7 077) non-current and TCHF 3 391 (prior year: TCHF 4 459) as current mortgage loan. The applicable interest rates vary by contract and range between 3.87% and 4.00% (prior year: 3.87% and 4.00%).

Registered credit lines secured by land totalling TEUR 3 (prior year: TEUR 3 800) encumber the properties in V burg-Achkarren. They secure mortgage loans in fav HIESTAND SUHR & HANDELS - UND LOGISTIK GMBH, Vogtsburg-Achkarren, amounting to TCHF 3 195 year: TCHF 4 044). The applicable interest rate for 2006 contract amounts to 3.8% (prior year: 3.8%).

Registered credit lines secured by land and buildings totalling TEUR 3 826 encumber the properties in Berlin. They secure mortgage loans in favor of FRICOPAN BACK GMBH, Berlin, amounting to TCHF 4 388. The applicable interest rates v by contract and range between 3.55% and 4.20%.

Registered credit lines secured by land and buildings ling TEUR 5 483 encumber the properties in Immekath. secure mortgage loans in favor of FRICOPAN BACK GMBH IMMEKATH, Immekath, amounting to TCHF 3 224. applicable interest rates vary by contract and range between 4.50% and 5.60%.

Loans from third parties

As of 31 December 2006 the loans from third parties ha interest rate of 3% (prior year: 3%).

2.16

INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

Finance lease liabilities

Finance lease liabilities are repayable as follows:

in CHF thousand	Minimum lease payments 2006	Interest 2006	Principle 2006	Minimum lease payments 2005	Interest 2005	[illegible]
Less than one year	221	48	173	122	14	[illegible]
Between one and five years	86	8	78	100	10	[illegible]
More than five years	–	–	–	53	6	[illegible]
Total	**307**	**56**	**251**	**275**	**30**	[illegible]

These lease contracts relate mainly to car and office equipment.

Interest-bearing liabilities by currency in original currency and due dates

in CHF thousand	Current	Non-Current	2006	Current	Non-Current	[illegible]
EUR	34 519	6 586	41 106	15 345	11 131	26 476
CHF	7 049	164 826	171 875	2 468	17 703	20 171
JPY	2 521	–	2 521	2 784	–	[illegible]
Total	44 089	171 413	**215 502**	20 597	28 833	**49 430**
Thereof is due in <1 year	44 089	–	**44 089**	20 597	–	**20 597**
Thereof is due in 1-5 years	–	94 586	**94 586**	–	27 470	**27 470**
Thereof is due in >5 years	–	76 826	**76 826**	–	1 364	[illegible]

2.17
EMPLOYEE BENEFITS

in CHF thousand	2006	2005
Present value of unfunded obligations	(686)	(741)
Present value of funded obligations	(51 330)	(38 040)
Fair value of plan assets	50 111	37 523
Present value of net assets/(obligations), net	**(1 905)**	**(1 258)**
Unrecognized actuarial gains and losses	2 776	2 084
Unrecognized asset due to asset ceiling	(989)	(863)
Recognized asset/(liability) for defined benefit obligations, net	**(118)**	**(37)**
Provision for long-term service benefits	(442)	(327)
Total employee benefits, net	**(560)**	**(364)**

Presented in the balance sheet as follows:

Employee benefit assets	680	718
Employee benefit obligations	(1 240)	(1 082)
Total employee benefits, net	**(560)**	**(364)**

Recognized employee benefit assets represent prepaid employer contributions to pension plans.

Movements in the present value of the funded defined benefit obligation and in plan assets

in CHF thousand	2006	
Defined benefit obligation at 1 January	**38 040**	29 779
Acquisitions through business combinations	2 968	
Current service cost	3 890	3 065
Interest cost	1 304	998
Actuarial losses (gains)	1 605	2 290
Benefits paid	3 523	1 908
Defined benefit obligation at 31 December	**51 330**	**38 040**
Fair value of plan assets at 1 January	**37 523**	30 583
Acquisitions through business combinations	2 950	
Expected return	1 228	889
Actuarial gains (losses)	913	179
Contributions	3 974	3 964
Benefits paid	3 523	1 908
Fair value of plan assets 31 December	**50 111**	**37 523**

Movements in the net asset/(liability) for defined benefit obligations recognized in the balance sheet

in CHF thousand	2006	2005
Net liability for defined benefit obligations 1 January	(37)	146
Acquisitions through business combinations	(18)	
Employer contributions	2 435	2 208
Expense recognized in income statement	(2 498)	(2 391)
Net movement	(81)	(183)
Recognized asset/(liability) for defined benefit obligations, net	**(118)**	**(37)**

Expense recognized in the income statement

in CHF thousand	2006	2005
Current service costs	3 890	3 065
Interest on obligation	1 304	998
Expected return on plan assets	(1 228)	(889)
Additional expense due to asset ceiling	127	612
(Decrease)/Increase of unfunded obligations, net	(55)	257
Expense for defined benefit plans, gross	**4 038**	**4 043**
Less employees' contributions	(1 540)	(1 652)
Expense for defined benefit plans, net	**2 498**	**2 391**

in CHF thousand	2006	2005
Actual return on plan assets	(2 142)	(1 066)

The expected return on plan assets is based on expectations for the respective asset categories o entire life of the related obligation. The difference between the expected and actual return represents an actuarial or loss.

The expected payment for employer contributions in the 2007 is estimated at CHF 2.5 million.

Liability for defined benefit obligations

Principle actuarial assumptions at the balance sheet (expressed as weighted average)

in CHF thousand	2006	
Discount rate	3.00%	
Expected return on plan assets	2.75%	
Future salary increases	1.50%	
Future pension increases	0.00%	

The following table shows the funded defined benefit tion and the impact of historical deviations between expected and actual return on plan assets for the last two years:

in CHF thousand	2006	
Present value of funded obligations 31 December	(51 330)	(38 039)
Fair value of plan assets 31 December	50 111	37 522
Surplus/(Deficit)	**(1 219)**	

Experience adjustments on:

in CHF thousand	2006	
Plan assets	1 000	
Plan liabilities	1 605	

2.17

EMPLOYEE BENEFITS (CONTINUED)

The plan assets as per 31 December were invested in following asset categories:

	2006	2005
Equity instruments	10%	12%
Debt instruments	44%	64%
Property	18%	7%
Cash and other financial assets, including insurance entitlements	28%	17%
Total	100%	100%

Share based payments

During the year 2006 no share based payments were granted.

In the year 2005 there was an agreement in place with a senior-level management member stipulating that in the event the Group reaches consolidated sales of more than CHF 1 billion and/or the HIESTAND share price reaches CHF 1 000, a share bonus of TCHF 2 500 is granted. The share price target was reached on 9 June 2005 and 2 500 shares were allocated in the year 2005. The agreement does not fall under the IFRS 2 due to the transitional provisions of the standard. The transaction therefore did not effect net income but was recognized in equity.

2.18 PROVISIONS

in CHF thousand	Litigation	Site restoration	Onerous contracts	Other provisions	
Balance as at 1 January 2005	–	**544**	**3 210**	**220**	
Provisions made during the year	–	–	90	–	
Provisions used during the year	–	–	(1 852)	–	(1 852)
Provisions reversed during the year	–	–	(281)	(234)	
Unwind of discount	–	9	91	–	
Foreign exchange effects	–	–	52	14	
Balance as at 31 December 2005	–	**553**	**1 309**	–	
Balance as at 1 January 2006	–	553	**1 309**	–	
Acquisition through business combination	98	25	98	–	
Provisions made during the year	–	44	–	–	
Provisions used during the year	(96)	–	(245)	–	
Provisions reversed during the year	–	–	(204)	–	
Unwind of discount	–	–	142	–	
Foreign exchange effects	–	–	33	–	
Balance as at 31 December 2006	2	622	**1 133**	–	

Onerous contracts relate mainly to a long-term rent contract in Austria which is continuously used till 2011.

The provision for site restoration was discounted at 8%. The respective asset will be depreciated over the contractual period and it could be earliest realized at the end of the rental contract in the year 2011.

2.19 COMMITMENTS AND CONTINGENT LIABILITIES

HIESTAND entered into long-term lease contracts 10 years with an optional extension for production which are not owned by the HIESTAND GROUP also 2.27) and into a bid bond for raw material amounting to TCHF 1 287 (prior year: TCHF 1 247). Additionally HIESTAND DEUTSCHLAND entered into delivery tracts with their raw material suppliers amounting TCHF 10 137 (prior year: nil). There are no other material commitments and contingent liabilities.

2.20
EQUITY

Share capital

in CHF thousand	Ordinary shares 2006	2005
On issue at 1 January	532	526
Issued under the employee share bonus program	–	6
On issue at 31 December – Fully paid	532	532

The share capital is composed of 531 930 registered shares with a par value of CHF 1.– each. In 2005, based on the employee share bonus program, 5 775 registered shares were issued out of the authorized capital.

The balance of the treasury shares amounts to 1 001 (prior year: 1 326).

Dividends

The General Meeting has, based on the proposal of the Board of Directors, approved a dividend of CHF 15.– per registered share in 2006 for the year 2005.

in CHF thousand	2006	2005
Dividends paid	7 963	5 232
Total	7 963	5 232

Proposed appropriation of available earnings

The Board of Directors proposes to the General Meeting the following appropriation of available earnings:

in CHF thousand	2006	2005
Available earnings	71 545	56 327
Payment of a dividend of CHF 18.– per registered share (prior year: CHF 15.–)	9 575	7 979
To be carried forward	61 971	48 348
Total	71 545	56 327

2.21
EARNINGS PER SHARE

Basic earnings per share

The calculation of basic earnings per share at 31 December 2006 was based on the profit attributable to ordinary shareholders of TCHF 34 287 and a weighted average number of ordinary shares outstanding during the year ended 31 December 2006 of 530 850, calculated as follows:

Profit attributable to ordinary shareholders

in CHF thousand	2006	[illegible]
Profit for the period attributable to the shareholders of the parent company	34 287	31 373
Profit for the period attributable to the shareholders of the parent company	34 287	31 373

Weighted average number of ordinary shares

in shares	2006	[illegible]
Number of ordinary shares issued at 1 January	531 930	526 155
Weighted effect of treasury shares	(1 080)	(2 194)
Weighted effect of shares issued in connection with the employee share bonus program	–	4 331
Weighted average number of ordinary shares	530 850	528 292

Diluted earnings per share

The diluted earnings per share show the same amounts as basic earnings per share since there are no dilution effects.

2.22 PERSONNEL EXPENSES
2.23 OTHER OPERATING INCOME
2.24 OTHER OPERATING EXPENSES
2.25 NET FINANCING COSTS

2.22 PERSONNEL EXPENSES

in CHF thousand	2006	2005
Wages and salaries	105 922	87 398
Compulsory social security contributions	14 597	8 636
Contributions to defined contribution plans	726	2 622
Expenses for defined benefit plans, net	2 498	2 391
Increase in liability for long-term service benefits	115	263
Employee cash bonus program	4 953	5 476
Total	**128 811**	**106 786**

2.23 OTHER OPERATING INCOME

in CHF thousand	2006	2005
Other operating income	4 214	2 932

This amount includes services which are not directly related with the main activities of the HIESTAND GROUP such as marketing and transport services. Furthermore the income derived from the sales of ovens and freezers for our customers is presented here, whereas the respective expenses are shown in other operating expenses.

2.24 OTHER OPERATING EXPENSES

in CHF thousand	2006	
Rental expenses	10 617	
Energy and Waste Disposal	11 036	
Property expenses	111	
Repair and maintenance expenses	8 645	
Distribution (transportation and storage)	37 709	45 206
Marketing expenses	6 096	
Selling expenses	11 118	
Other operating expenses	17 555	13 967
Total	**102 887**	**96 320**

Other operating expenses include among others, expenses for communication, office material, insurance, audit fees, costs of the Annual General Meeting, the annual report, public relations, as well as various consulting expenses.

2.25 NET FINANCING COSTS

in CHF thousand	2006	
Interest income	177	
Dividend income	171	
Foreign exchange gains	8 627	
Badwill out of acquisition	202	
Gain derived from trading and other investments incl. derivatives	224	
Financial Income	**9 401**	
Interest expense	2 888	
Foreign exchange losses	9 045	
Write off on financial assets	379	
Loss derived from trading investments incl. derivatives	95	
Financial expenses	**12 407**	**10 897**
Net financing costs	**(3 006)**	**(3 487)**

2.26
FINANCIAL INSTRUMENTS

Derivative financial instruments
HIESTAND DEUTSCHLAND GMBH, Gerolzhofen, was party of an interest rate swap contract which expired on 31 March 2006. The contract partner was Deutsche Genossenschafts-bank Bayern, Würzburg. The contract volume amounted to TEUR 575. The unrealized loss incurred on this contract in 2006 amounted to TEUR nil (prior year: TEUR 2). During the current year, HIESTAND GROUP did not use any other derivative financial instruments.

The interest swap contract expired on 31 March 2006 and the variable interest rate amounts to 2.8919%.

No hedge accounting was applied in 2006 and 2005.

Interest rate risk
Interest rate risk arises from movements in interest rates which could have effects on the Group's net income or financial position. Changes in interest rates may cause variations in interest expenses resulting from interest-bearing liabilities. The interest rates on the Groups financial liabilities are variable and are currently not hedged.

Credit risk
Credit risk arises from the possibility that the counterparty to a transaction may be unable or unwilling to meet their obligations causing a financial loss. HIESTAND has no significant concentration of credit risks due to the large number of customers.

Foreign exchange risk
The Group is exposed to movements in foreign currencies affecting its net income and financial position, expressed in Swiss Francs. For many group companies revenues and operating expenses are primarily in their local currency. Therefore, foreign exchange exposure arises mainly on net balances of monetary assets held in foreign currencies. They are currently not hedged.

Liquidity risk
The group maintains sufficient reserves of cash and readily realizable marketable securities to meet its liquidity requirements. Individual Group companies are generally responsible for their own cash management. Short term investment cash surpluses and the raising of loans to cover cash deficits is subject to approval from group management.

Debt Covenants
The Group is financed by banks which stipulate in their tracts debt covenant factors of less than 2.5 (level of indebtness), a net asset ratio of more than 30% with a minimum equity of CHF 200 million, and an interest coverage factor of bigger than 6.0. As of 31 December 2006, HIEST complied with all financial covenants.

Pledged financial assets
An intra-group loan in the amount of CHF 12.9 million year: CHF 18.0 million), embodying net assets of the Group and the investment in this subsidiary amounting to CHF million (prior year: CHF 12.0 million) have been pledged collateral for liabilities due to a business partner.

2.27
OPERATING AND FINANCE LEASES

Operating leases

Leases as lessee
Non-cancellable operating lease rentals are payable follows:

in CHF thousand	2006	
Less than one year	4 345	2 987
Between one and five years	12 273	9 955
More than five years	7 975	5 672
Total	**24 593**	**18 614**

Lease and sublease expenses recognized in the income statement amounted to TCHF 10 721 to 31 December (prior year: TCHF 9 081).

Leases as lessor

Non-cancellable operating lease rentals are receivable as follows:

in CHF thousand	2006	2005
Less than one year	110	–
Between one and five years	261	–
Total	**371**	–

Finance leases

Leases as lessor

The minimum lease payments (receivable) under non-cancelable leases are as follows:

in CHF thousand	2006	2005
Less than one year	199	–
Between one and five years	391	–
Total	**590**	–

These lease contracts relate mainly to oven and freezer agreements.

2.28

ACCOUNTING ESTIMATES AND JUDGEMENTS

Management discusses with the Audit Committee the development, selection and disclosure of the Group's critical accounting policies, estimates and the application of these policies and estimates.

Property, plant and equipment

Property, plant and equipment are reviewed whenev... are indications that their carrying amount may no longer ... recoverable. Impairment losses resulting from this review ... recognized as an expense in the income statement. The ... assumptions on which impairment tests are based ... growth rates, margins and discount rates. The cash ... actually generated can differ from discounted expected ... ues. In addition, useful lives can become shorter or ... impaired if the purpose of the respective assets changes ... carrying amounts of property, plant and equipment ... out in note 2.11.

Goodwill impairment testing

Please refer to 2.12.

Pension assumptions

The significant pension plans in Switzerland qualify ... defined benefit plans under IAS 19. The Group's net ... gation is calculated separately for each plan by estimating the amount of future benefit that employees have earned ... return for their service in the current and prior periods. ... benefit is discounted to determine the present value, ... fair value of any plan assets is deducted. The calculation ... performed on an annual basis by qualified actuaries ... the projected credit unit method. The calculation is ... on estimates and assumptions relating to discount ... expected return on plan assets and future salary trends. ... actuary also uses statistical data such as mortality tables and staff turnover rates with a view to determining emplo... benefit obligations. If this parameters change due to a ... in economic and market conditions, the subsequent ... can deviate considerably from the actuarial calculations. ... carrying amounts of the plan assets and liabilities ... Balance Sheet are set out in note 2.17.

Income tax
Tax liabilities are measured on the basis of an interpretation of the tax regulations in place in the relevant countries. The adequacy of this interpretation is assessed by the tax authorities in the course of the final assessment or tax audits. This can result in material changes to tax expenses. Furthermore, in order to determine whether tax loss carry forwards may be carried as an asset, it is necessary to critically assess the probability that future taxable profit will be available (see 2.4).

Intangible assets
Please refer to 2.12

2.29
MONETARY RESTRICTIONS ON FINANCIAL TRANSACTIONS WITH SUBSIDIARIES

For our subsidiaries in Malaysia there is a legal obligation to obtain a government approval for repayment of intercompany loans and/or outstanding Group fees.

2.30
RELATED PARTIES

Related parties are members of the Group Executive Committee, the Board of Directors, associated companies and important shareholders, as well as companies under their control.

Transactions with key management personnel
The key management personnel compensations are as follo

in CHF thousand	2006	
Cash compensation	5 175	3 402
Share based payments	–	3 802
Total	**5 175**	**7 204**

Share based payments are here presented in the period which they were allotted.

2 500 shares were granted to a senior-level management member on 9 June 2005. See also 2.17 Share based ments.

There were no other transactions with key management personnel.

Transactions with other related parties
In 2006 the Group had the following transactions related parties: Sales amounting to TCHF 5 620 (prior TCHF 4 092), cost amounting to TCHF 1 057 (prior TCHF 6 467), accounts receivable outstanding amounting to TCHF 1 939 (prior year: TCHF 1 127), accounts pa TCHF 160 (prior year: TCHF 571) and a loan recei outstanding amounting to TCHF 0 (prior year: TCHF 2 interest rate 4% p.a.

2.31

GROUP ENTITIES

Significant Shareholders

The Group's principle shareholders are Blixen Ltd (IAWS) with 32% shareholding, Focus Capital Investors Master Fund Ltd with 12.2% shareholding and Sarasin Investment Funds with 5.7% shareholding.

Significant subsidiaries

The following table shows the significant subsidiaries Group:

Company, domicile	Share capital in millions	Percentage held 2006	Percentage held 2005	Method of accounting
HIESTAND HOLDING AG, Lupfig (CH)	CHF 0.532	n/a	n/a	
HIESTAND INTERNATIONAL AG, Schlieren (CH)	CHF 0.200	100.00	100.00	
HIESTAND SCHWEIZ AG, Schlieren (CH)	CHF 3.500	100.00	100.00	
TK-CENTER BIRRFELD AG, Lupfig (CH)[2]	CHF 1.500	100.00	36.50	
HiCoPain AG, Dagmersellen (CH)	CHF 20.000	60.00	60.00	
HIESTAND BETEILIGUNGSHOLDING GMBH & CO. KG, Gerolzhofen (DE)	EUR 0.026[6]	100.00	100.00	
HIESTAND DEUTSCHLAND GMBH, Gerolzhofen (DE)	EUR 0.512	100.00	100.00	F
HIESTAND & SUHR HANDELS- UND LOGISTIK GMBH, Vogtsburg-Achkarren (DE)	EUR 0.025	100.00	100.00	
FRICOPAN BACK GMBH, Berlin (DE)[3]	EUR 1.500	100.00	0.00	
FRICOPAN BACK GMBH IMMEKATH, Immekath (DE)[3]	EUR 4.000	100.00	0.00	
FRICOPAN MIDDLE EAST FZE, Ras Al Khaimah (UAE)[3]	AED 0.100	100.00	0.00	
FRICOPAN UK, LTD, Romsey, Hampshire (UK)[3]	GBP 0.004	100.00	0.00	
HIESTAND JAPAN CO., LTD, Tokio (JP)	JPY 185.000	100.00	100.00	
HIESTAND AUSTRIA GMBH, Wiener Neudorf (AT)	EUR 0.036	100.00	100.00	
HIESTAND POLSKA SP. Z O.O., Grodzisk Mazowiecki (PL)	PLN 60.637	100.00	100.00	
HIESTAND MALAYSIA SDN BHD, Bandar Baru Bangi (MY)	MYR 2.400	100.00	100.00	
HIESTAND USA, INC., Colleyville (US)[4]	USD 0.025	0.00	100.00	
LA NOUVELLE BOULANGERIE BACKWAREN UND- TECHNIK VERTRIEBS GMBH, Berlin (DE)[5]	EUR 0.026	25.00	0.00	

1 E = accounted for using the equity method: F = fully consolidated.

2 The TK-CENTER BIRRFELD AG was acquired to 100% by HIESTAND SCHWEIZ AG in the first halfyear 2006, cp. note 2.3.

3 FRICOPAN BACK GMBH, Berlin, FRICOPAN BACK GMBH IMMEKATH, FRICOPAN UK LTD as well as FRICOPAN MIDDLE EAST FZE were acquired as per 1 November 2006, cp. note 2.3.

4 The US Operations were discontinued at October 2001 and as per 1 December 2006 closed.

5 Based on contractual agreements HIESTAND has no significant influence based on IAS 28.

6 The amount disclosed represents limited liability capital.

2.32
SUBSEQUENT EVENTS

HIESTAND GROUP has founded a new 100% subsidiary, called HIESTAND SERVICES AG with registered capital of TCHF 200. The transaction took place on 5 March 2007. Moreover, the Board of Directors has decided to found a 100% subsidiary in Turkey. The transaction took place on 1 March 2007. The amount of registered share capital has not yet been fixed.

No other events have occurred since 1 January 2007 that would either necessitate an adjustment to the carrying amount of assets and liabilities or need to be disclosed here.

KPMG

REPORT OF THE GROUP AUDITORS TO THE GENERAL MEETING OF HIESTAND HOLDING AG, LUPFIG

As group auditors, we have audited the consolidated financial statements (balance sheet, income statement, statement of changes in equity, cash flow statement and notes on pages 38 to 88) of HIESTAND HOLDING AG for the year ended 31 December 2006.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards and with the International Standards on Auditing (ISA), which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with the International Financial Reporting Standards (IFRS) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

KPMG Ltd

Christoph Schwarz
Swiss Certified Accountant
Auditor in charge

Heike Schult
Swiss Certified Accountant

Zurich, 27 March 2007

PART III

FINANCIAL INFORMATION ON ARYZTA A.G.

This Part III contains:

- Section A: Accountant's Report in respect of the historical financial information relating to ARYZTA for the period ended 31 May 2008.

SECTION A

ACCOUNTANT'S REPORT IN RESPECT OF THE HISTORICAL FINANCIAL INFORMATION OF ARYZTA FOR THE PERIOD ENDED 31 MAY 2008

KPMG

KPMG
Chartered Accountants
1 Stokes Place
St. Stephen's Green
Dublin 2
Ireland

The Directors
ARYZTA AG
c/o Interhold AG
Othmarstrasse 8
8008 Zürich
Switzerland

11 July 2008

Dear Sirs

Accountant's report on ARYZTA AG ("the Company") for the period from the date of incorporation, 4 April 2008 to 31 May 2008.

We report on the financial information set out in Part III, Section A of Part 12 (Index to Financial Information) in respect of the Company. This financial information has been prepared for inclusion in the prospectus dated 11 July 2008 of ARYZTA AG on the basis of the accounting policies set out on pages F-239 to F-240. This report is required by paragraph 20.1 of Annex I of the European Union Prospectus Directive Regulation No 809/2004 (the "Prospectus Directive Regulation") and is given for the purpose of complying with that paragraph and for no other purpose.

Responsibilities

The Directors of the Company are responsible for preparing the financial information on the basis of preparation set out in Note 1(a) to the financial information and in accordance with International Financial Reporting Standards ("IFRS").

It is our responsibility to form an opinion on the financial information and to report our opinion to you.

Save for any responsibility arising under paragraph 2(2)(f) of Schedule 1 of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No 324 of 2005) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with paragraph 23.1 of Annex I of the Prospectus Directive Regulation, consenting to its inclusion in the prospectus.

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board of the United Kingdom and Ireland. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of the significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the prospectus dated 11 July 2008, a true and fair view of the state of affairs of ARYZTA AG as at 31 May 2008, of its losses and its cashflows for the period then ended in accordance with the basis of preparation set out in Note 1(a) to the financial information and in accordance with IFRS.

Declaration

For the purposes of paragraph 2(2)(f) of Schedule 1 of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No 324 of 2005), we are responsible for this report as part of the prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus in compliance with paragraph 1.2 of Annex I of the Prospectus Directive Regulation.

Yours faithfully

KPMG
Chartered Accountants
Dublin, Ireland

The financial information set out below for the period from incorporation (4 April 2008) to 31 May 2008 has been prepared by the Directors of ARYZTA AG on the basis set out in Note 1

Condensed Income Statement

	Period from date of incorporation to 31 May 2008 €
Foreign exchange loss	(1,654)
Lose before income tax	(1,654)
Income tax expense	—
Net loss for the period – all attributable to equity holders of the Company	(1,654)

Condensed Statement of Recognised Income and Expense

	Period from date of incorporation to 31 May 2008 €
Items of income and expense recognised directly in equity	—
Net income/expenses recognised directly in equity	—
Loss for the financial period	(1,654)
Total recognised income and expense for the period – all attributable to equity holders of the Company	(1,654)

Condensed Balance Sheet

	As at 31 May 2008 €
Assets	
Current assets	
Cash and cash equivalents	61,532
Total current assets	61,532
Total assets	61,532
Shareholders' equity and liabilities	
Shareholders' equity	
Issued capital	63,186
Retained losses	(1,654)
Shareholders' equity	61,532

Condensed Cash Flow Statement

	Period from date of incorporation to 31 May 2008
	€
Cash flow from financing activates	
Proceeds from issue of new ordinary shares	63,186
Increase in cash and cash equivalents	63,186
Cash and cash equivalents at beginning of period	—
Effect of exchange rate movements on cash	(1,654)
Cash and cash equivalents at 31 May 2008	61,532

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ARYZTA AG is a company domiciled in Switzerland. The Company's registered office address is c/o Interhold AG, Othmarstrasse 8, 8008 Zürich, Switzerland.

The Company was incorporated as ANPHI Holdings AG on 4 April 2008. On 10 June 2008, the Company changed its name to ARYZTA AG.

(a) Basis of preparation

The financial information presents the financial record of the Company for the period from incorporation, 4 April 2008 to 31 May 2008.

The preparation of financial information in conformity with IFRS requires management to make judgements estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on management's best judgement as to what is reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The Company did not trade during the period from incorporation to 31 May 2008.

Apart from the initial share issue on incorporation, there were no further shares issued and, consequently no statement of changes in equity is presented.

As a company seeking admission, the Company is required by paragraph 20.1 of Annex I to the European Union Prospectus Directive Regulations to prepare and present in its prospectus the last three years (or such shorter period that the issuer has been in operation) of audited historical financial information in a form consistent with the accounting policies to be adopted in the Company's next published annual financial statements. Accordingly, the directors of the Company (the "Directors") have prepared financial information for the Company for the period ended 31 May 2008 on the basis expected to be applicable, in so far as this is currently known, for the first set of consolidated financial statements of the company expected to be prepared for the period ended 31 July 2009, except where otherwise required or permitted by IFRS 1 *First-time adoption of International Financial Reporting Standards*. Standards and Interpretations to existing standards that are not yet effective and have not been early adopted by the Company.

The following standards and interpretations to existing standards have been published and will be mandatory for the future accounting periods. The Company has not early adopted these standards.

- IFRS 8 *Operating Segments*, which is effective for annual periods beginning on or after 1 January 2009, introduces the "management approach" to segment reporting. IFRS 8 will require the disclosure of segment information based on the internal reports regularly reviewed by the Group's Chief Operating Decision Maker in order to assess each segment's performance and to allocate resources to them and will replace IAS 14 *Segment Reporting*;
- Amendments to IAS 1 *Presentation of Financial Statements; A Revised Presentation*, which is effective for periods beginning on or after 1 January 2009 will modify the presentation of certain aspects of the primary statements without impacting on recognition or measurement;

- Amendments to IAS 23 Borrowing Costs, effective for accounting periods beginning on or after 1 January 2009 will require the capitalisation of borrowing costs in respect of qualifying assets in certain circumstances;
- Amendments to IAS 27 Consolidated and Separate Financial Statements, effective for accounting periods beginning on or after 1 July 2009 will amend principally the basis for accounting for non-controlling interests and the loss of control of a subsidiary;
- Amendments to IAS 32 and IAS 1 Puttable Financial Instruments and Obligations arising on Liquidation, which is effective for accounting periods beginning on or after 1 January 2009, will introduce additional criteria for determining the classification of certain financial instruments between debt and equity applicable in limited circumstances;
- Amendments on IFRS 2 Share-based Payments: Vesting Conditions and Cancellations, effective for accounting periods beginning on or after 1 January 2009, will amend the basis on which conditions attaching to share-based payment arrangements are classified with a consequential impact on the recognition and measurement of certain types of such arrangements;
- IFRS 3 (Revised) Business Combinations, effective for accounting periods beginning on or after 1 July 2009, amends certain aspects of acquisition accounting;
- IFRIC 15 *Agreements for the Construction of Real Estate*, effective for periods beginning on or after 1 January 2009, deals with the recognition of revenue and other matters relating to real estate transactions which are not likely to impact on the Company; and
- IFRIC 16 *Hedges of a Net investment in a Foreign Operation*, effective for accounting periods beginning on or after 1 October 2008 clarifies certain matters relating to the nature of the hedged risk and the amount of the hedged item for which a hedging relationship may be designated.

The Company has not yet fully determined the impact of these standards on its future financial reporting.

(b) Statement of compliance

The financial information has been prepared in accordance with International Financial Reporting Standards (IFRS) and their interpretations adopted by the International Accounting Standards Board (IASB). The financial information also complies with IFRS as adopted by the European Union.

(c) Foreign currency translation

The financial information is presented in Euro (€) which is the functional currency of the Company. Transactions in currencies different to the functional currency of the operations are recorded at the rate of exchange ruling at the date of the transaction. Monetary assets and monetary liabilities denominated in foreign currencies are retranslated into the functional currency at the rate of exchange at the balance sheet date. All translated differences are taken to the income statement.

(d) Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with initial maturities of three months or less and are stated at cost, which approximates market value.

(e) Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of taxation, from the proceeds.

2 ISSUED CAPITAL

	€
Authorised:	
5,000,000 registered shares of CHF 0.02	63,186
Allotted and called up:	
5,000,000 registered shares of CHF 0.02	63,186

On incorporation, on 4 April 2008, the authorised share capital of the Company was CHF 100,000 divided into 100,000 registered shares of CHF 1.00 each. All of these shares were fully paid up on that date.

3 INDEBTEDNESS

As at the date of this document, the Company has no guaranteed, secured, unguaranteed or unsecured debt and no indirect or contingent indebtedness.

4 POST BALANCE STATEMENT

On 10 June 2008, the authorised share capital was subdivided to 5,000,000 registered shares of CHF 0.02 each.

PART IV

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

This Part IV contains:

- Section A: Unaudited Pro forma condensed financial information for the twelve month period ended on 31 July 2007
- Section B: Unaudited Pro forma condensed financial information for the six month period ended on 31 January 2008

SECTION A

ASSURANCE REPORT ON THE UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION OF ARYZTA AG FOR THE TWELVE MONTH PERIOD ENDED 31 JULY 2007 FOR THE PURPOSES OF THE SWX SWISS EXCHANGE DIRECTIVE ON PRESENTATION OF A COMPLEX FINANCIAL HISTORY IN THE LISTING PROSPECTUS

KPMG

KPMG
Chartered Accountants
1 Stokes Place
St. Stephen's Green
Dublin 2
Ireland

The Board of Directors
ARYZTA AG
c/o Interhold AG
Othmarstrasse 8
8008 Zurich
Switzerland

11 July 2008

Dear Sirs

ARYZTA AG (the 'Company')

We have been engaged to review the unaudited *pro forma* condensed financial information (the "Pro forma condensed financial information") of the Company as of 31 July 2007 set out in Part IV Section A of Part 12 (Index to Financial Information) in the prospectus. This Pro forma condensed financial information has been prepared on the basis stated in the introduction and the notes thereto, for illustrative purposes only, to provide information about how the acquisition by IAWS Group plc of a 32 per cent interest in Hiestand Holding AG from Lion Capital for €30.0 million and 12.7 million shares in IAWS Group plc, and the Merger might have affected the financial information of the Company as at and for the year ended 31 July 2007 and because of its nature, addresses a hypothetical situation and, therefore, does not represent the Company's actual financial position and results.

The board of directors is responsible for the preparation of this Pro forma condensed financial information in accordance with the requirements of the SWX Swiss Exchange Directive on the Presentation of a Complex Financial History in the Listing Prospectus.

Our responsibility is to report on this Pro forma condensed financial information based on our work. We are not responsible for expressing any other conclusion on the Pro forma condensed financial information or on any of its constituent elements. In particular, we do not accept any responsibility for any financial information previously reported on and used in the preparation of the Pro forma condensed financial information beyond that owed to those to whom any reports on that financial information were addressed by us at the date of their issue.

We conducted our work in accordance with the International Standard on Assurance Engagements (ISAE) 3000, Assurance Engagements other than Audits or Reviews of Historical Financial Information. Our work, which involved no independent examination or review for any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma condensed financial information with the board of directors and management of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with limited assurance that the Pro forma condensed financial information has been properly prepared, in all material respects, on the basis stated in the introduction and the notes to the Pro forma condensed financial information.

Based on our work, nothing has come to our attention that causes us to believe that the Pro forma condensed financial information has not been properly prepared, in all material respects, on the basis stated in the introduction and the notes to the Pro forma condensed financial information, and that such basis is not consistent with the accounting policies of the Company.

Without qualifying our conclusion we draw attention to the fact that, as outlined in the introduction and the notes to the Pro forma condensed financial information, this Pro forma condensed financial information is prepared using the board of directors' and management's assumptions. It is not necessarily indicative of the effects on the financial position that would have been attained had the above-mentioned transaction actually occurred earlier. Moreover this accompanying Pro forma condensed financial information is not intended to, and does not, provide all the information and disclosures necessary to present fairly in accordance with the International Financial Reporting Standards.

Yours faithfully

KPMG

Chartered Accountants,
Dublin, Ireland

REPORT FROM KPMG ON THE UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION FOR THE TWELVE MONTH PERIOD ENDED ON 31 JULY 2007 FOR THE PURPOSES OF THE EUROPEAN UNION PROSPECTUS DIRECTIVE

KPMG

KPMG
Chartered Accountants
1 Stokes Place
St. Stephen's Green
Dublin 2
Ireland

The Directors
ARYZTA AG
Othmarstrasse 8,
8008 Zurich,
Switzerland

11 July 2008

Dear Sirs

ARYZTA AG (the 'Company')

We report on the *pro forma* condensed income statement and the *pro forma* condensed statement of net assets (together, the "Pro forma condensed financial information") set out in Part IV Section A of Part 12 (Index to Financial Information) of the prospectus dated 11 July 2008, which has been prepared for illustrative purposes only, on the basis described, to provide information about how the results and net assets of ARYZTA A.G. as enlarged by IAWS Group plc and its subsidiary undertakings, together with Hiestand Holdings AG and its subsidiary undertakings (the "Enlarged Group"), as though the Enlarged Group had been in existence for a twelve month period, and to illustrate how the acquisition by IAWS Group plc of a 32% interest in Miestand Holding AG from Lion Capital for €30.0 million and 12.7 million shares in IAWS Group plc, and the Merger might have impacted the equity position presented. The *pro forma* condensed financial information has been presented on the basis of the accounting policies of IAWS Group plc which are those which are to be adopted by ARYZTA AG in preparing its financial statements for the period ending 31 July 2009.

This report is required by paragraph 20.2 of Annex I of the European Union Prospectus Directive Regulation No. 809/2004 (the "Prospectus Directive Regulation") and is given for the purpose of complying with that paragraph and for no other purpose.

Responsibilities

It is the responsibility of the directors of ARYZTA AG to prepare the Pro forma condensed financial information in accordance with paragraph 20.2 of Annex I of the Prospectus Directive Regulation.

It is our responsibility to form an opinion, as required by paragraph 7 of Annex II of the Prospectus Directive Regulation, as to the proper compilation of the Pro forma condensed financial information and to report that opinion to you.

In providing this opinion, we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma condensed financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Save for any responsibility arising under paragraph 2(2)(f) of Schedule 1 of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No 324 of 2005) to any person as and to the extent there provided, to the fullest extent permitted by law, we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with paragraph 23.1 of Annex I of the Prospectus Directive Regulation, consenting to its inclusion in the prospectus.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board of the United Kingdom and Ireland. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma condensed financial information with the directors of ARYZTA AG.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma condensed financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of ARYZTA AG.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

- the Pro forma condensed financial information has been properly compiled on the basis stated; and
- such basis is consistent with the accounting policies of IAWS Group plc which are those that will be adopted by ARYZTA AG.

Without qualifying our conclusion, we draw attention to the fact that, as outlined in the notes to the *Pro forma* condensed financial information, this *Pro forma* condensed financial information is prepared using the latest publicly issued financial information for a twelve month period of the IAWS Group and the Hiestand Group regardless of the fact that they related to different reporting periods. It is not necessarily indicative of the effects on the financial position that would have been attained had the acquisition by IAWS Group plc of a 32% interest in Hiestand Holding AG from Lion Capital for €30.0 and 12.7 million shares IAWS Group plc, and the Merger actually occurred earlier.

Declaration

For the purposes of paragraph 2(2)(f) of Schedule 1 of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No 324 of 2005), we are responsible for this report as part of the prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus in compliance with paragraph 1.2 of Annex I of the Prospectus Directive Regulation.

Yours faithfully

KPMG
Chartered Accountants
Dublin, Ireland

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION FOR THE TWELVE MONTH PERIOD ENDED ON 31 JULY 2007

The following unaudited *pro forma* condensed income statement (the "*pro forma* condensed income statement") and unaudited *pro forma* condensed statement of net assets (the "*pro forma* condensed statement of net assets") (together, the "*pro forma* condensed financial information") have been prepared to illustrate indicative results and net assets of ARYZTA A.G. (the "Company"), as enlarged by IAWS Group plc and its subsidiary undertakings ("IAWS Group") and Hiestand Holding AG and its subsidiary undertakings ("Hiestand Group") (together, the "Enlarged Group"), as though the Enlarged Group had been in existence as a single entity for a twelve month period, and to illustrate the effect of the acquisition by IAWS Group plc of a 32% interest in Hiestand Holding AG from Lion Capital for €30 million and 12.7 million shares in IAWS Group plc, and the Merger on the equity position of the Company had it occurred at the dates stated.

IAWS Group plc and Hiestand Holding AG have different reporting periods and consequently the *pro forma* condensed financial information combines the results of the IAWS Group for the year ended 31 July 2007 and the net assets as at 31 July 2007 with the results of the Hiestand Group for the year ended 31 December 2007 and the net assets at 31 December 2007 without adjustments for the fact that they are prepared for and at different dates. Such dates have been selected as these are the most recent dates for which annual published financial information has been presented for the IAWS Group and the Hiestand Group respectively. In the periods from August 2006 to December 2006 and August 2007 to December 2007, respectively, the Hiestand Group was not subject to any cyclicality, nor were there any material events which affected turnover and operating profit of the Enlarged Group. The *pro forma* condensed financial information has been prepared on the basis of the notes set out below.

The underlying financial information has been prepared in accordance with the recognition and measurement principles of all International Financial Reporting Standards and their interpretations issued by the International Accounting Standards Board, effective for years commencing on or after 1 January 2007.

The *pro forma* condensed financial information has been prepared for illustrative purposes only and does not constitute statutory financial statements of the Company. Because of its nature the *pro forma* condensed financial information addresses a hypothetical situation and hypothetical financial period and the year end date and, therefore, does not represent the Company's actual financial position or results following the acquisition by IAWS Group plc of a 32% interest in Hiestand Holding AG from Lion Capital for €30.0 and 12.7 million shares IAWS Group plc, and the Merger.

UNAUDITED PRO FORMA CONDENSED INCOME STATEMENT

	ARYZTA AG	IAWS Group, plc	Hiestand Holding AG		Pro forma adjustments	Pro forma Company
	Period from incorporation to 31 May 2008	*Twelve month period ended 31 July 2007*	*Twelve month period ended 31 Dec 2007*			*Twelve month period*
	€'000 (Notes 1 and 7)	*€'000 (Notes 2 and 8)*	*€'000 (Notes 4 and 9)*		*€'000*	*€'000*
Revenue	—	1,907,619	446,161	*(Note 5.1)*	(6,005)	2,347,775
Operating profit before amortisation of intangible assets	—	169,180	44,095[(a)]		—	213,275
Amortisation of intangible assets	—	(15,927)	(3,581)		—	(19,508)
Operating profit	—	153,253	40,514		—	193,767
Share of profit of associates and joint venture	—	26,656	—	*(Note 5.2)*	(7,210)	19,446
Profit before financing costs	—	179,909	40,514		(7,210)	213,213
Financing income	—	6,609	6,254		—	12,863
Financing costs	—	(36,708)	(11,678)		—	(48,386)
Profit before tax	—	149,810	35,090		(7,210)	177,690
Income tax expense	—	(26,337)	(6,007)		—	(32,344)
Profit for the financial year	—	123,473	29,083		(7,210)	145,346
Attributable as follows:						
Equity shareholders	—	122,995	27,182		(7,210)	142,967
Minority interest	—	478	1,901		—	2,379
	—	123,473	29,083		(7,210)	145,346
Basic earnings per share *(Note 6)*	—	97.22	51.20			50.03
Diluted earnings per share *(Note 6)*	—	96.04	51.20			49.44

Note (a): This caption includes Earnings before interest and taxes (EBIT) adjusted to add back Amortisation of intangible assets, each of which are separately disclosed in the consolidated financial statements of Hiestand Group at 31 December 2007, but for which comparable disclosures are aggregated in the consolidated financial statements of IAWS Group at 31 July 2007.

UNAUDITED PRO FORMA CONDENSED STATEMENT OF NET ASSETS

	ARYZTA AG	*IAWS Group, plc*	*Hiestand Holding AG*		*Pro forma Adjustments*	*Pro forma Company*
	As at 31 May 2008	*As at 31 July 2007*	*As at 31 Dec 2007*			
	€'000 (Notes 1 and 7)	*€'000 (Notes 3 and 8)*	*€'000 (Notes 4 and 9)*		*€'000*	*€'000*
Non current assets						
Property, plant and equipment	—	356,493	148,869	*(Note 5.3)*	11,110	516,472
Investment properties	—	165,473	3,241		—	168,714
Goodwill and intangible assets	—	784,481	139,136	*(Note 5.4)*	336,210	1,259,827
Investments in associates and joint venture	—	169,005	—	*(Note 5.2)*	(77,781)	91,224
Employee benefit assets	—	—	450		—	450
Other investments	—	204	—		—	204
Other non current financial assets	—	—	1,617		—	1,617
Loans due from third parties	—	—	117		—	117
Deferred tax assets	—	14,689	642		—	15,331
Total non current assets	—	1,490,345	294,072		269,539	2,053,956
Current assets						
Inventory	—	137,646	24,965		—	162,611
Trade and other receivables	—	240,451	66,283[(a)]		—	306,734
Current tax asset	—	—	1,977		—	1,977
Assets classified as held for sale	—	—	60		—	60
Other current financial assets	—	—	1,710		—	1,710
Derivative financial instruments	—	734	—		—	734
Cash and cash equivalents	62	86,059	7,261	*(Note 5.4)*	(30,062)	63,320
Total current assets	62	464,890	102,256		(30,062)	537,146
TOTAL ASSETS	62	1,955,235	396,328		239,477	2,591,102

Note (a): This caption includes Trade receivables, Other receivables, and Prepaid expenses and accrued assets, each of which are separately disclosed in the consolidated financial statements of Hiestand Group at 31 December 2007, but for which comparable disclosures are aggregated in the consolidated financial statements of IAWS Group at 31 July 2007.

UNAUDITED PRO FORMA CONDENSED STATEMENT OF NET ASSETS (CONTINUED)

	ARYZTA AG	*IAWS Group, plc*	*Hiestand Holding AG*		*Pro forma Adjustments*	*Pro forma Company*
	As at 31 May 2008	*As at 31 July 2007*	*As at 31 Dec 2007*			
	€'000 (Notes 1 and 7)	*€'000 (Notes 3 and 8)*	*€'000 (Notes 4 and 9)*		*€'000*	*€'000*
EQUITY						
Total equity attributable to equity shareholders of parent	62	716,097	185,092	*(Note 5.2, 5.4)*	228,367	1,129,618
Minority interest	—	50,631	7,611		—	58,242
TOTAL EQUITY	62	766,728	192,703		228,367	1,187,860
LIABILITIES						
Non current liabilities						
Interest bearing loans and borrowings	—	527,684	85,505		—	613,189
Employee benefits	—	8,705	1,033		—	9,738
Deferred government grants	—	2,929	—	*(Note 5.3)*	11,110	14,039
Other payables	—	350	—		—	350
Deferred tax liabilities	—	147,041	21,801		—	168,842
Provisions	—	45,089	931		—	46,020
Total non current liabilities	—	731,798	109,270		11,110	852,178
Current liabilities						
Interest bearing loans and borrowings	—	37,958	29,389		—	67,347
Trade and other payables	—	383,065	54,695[(b)]		—	437,760
Corporation tax payable	—	31,741	10,271		—	42,012
Derivative financial instruments	—	3,945	—		—	3,945
Total current liabilities	—	456,709	94,355		—	551,064
TOTAL LIABILITIES	—	1,188,507	203,625		11,110	1,403,242
TOTAL EQUITY AND LIABILITIES	62	1,955,235	396,328		239,477	2,591,102

Note (b): This caption includes Trade payables, Other payables, and Accrued expenses and deferred income, each of which are separately disclosed in the consolidated financial statements of Hiestand Group at 31 December 2007, but for which comparable disclosures are aggregated in the consolidated financial statements of IAWS Group at 31 July 2007.

NOTES TO UNAUDITED THE PRO FORMA CONDENSED FINANCIAL INFORMATION

1. The balance sheet as at 31 May 2008 and income statement for the period from incorporation to 31 May 2008 of ARYZTA AG (the "Company") have been extracted without material adjustment from the Accountant's Report on the Company set out in Part III Section A of Part 12 of this document.

2. The summary consolidated income statement of IAWS Group plc for the year ended 31 July 2007 has been extracted, without material adjustment, from the audited consolidated financial statements of IAWS Group plc announced on 24 September 2007 and set out in Part I, Section C of Part 12 of this document save that disclosures for Cost of Sales, Gross Profit and Operating costs, net have been excluded from the *pro forma* condensed income statement due to a lack of comparable disclosure in the consolidated income statement of Hiestand Holding AG.

3. The consolidated balance sheet of IAWS Group plc as at 31 July 2007 has been extracted, without material adjustment, from the audited consolidated financial statements of IAWS Group plc announced on 24 Septembe r 2007 and set out in Part I Section C of Part 12 of this document.

4. The consolidated balance sheet and consolidated income statement of Hiestand Holding AG as at and for the year ended 31 December 2007 have been extracted, without material adjustment, from the audited consolidated financial statements of Hiestand Holding AG announced on 14 March 2008 and set out in Part II Section A of Part 12 of this document. The financial information for Hiestand Holding AG calculated as at and for the year ended 31 December 2007 has been translated from Swiss franc to euro using an exchange rate of €1.00 : CHF1.66.

5. Pro forma adjustments as at and for the twelve month period, are as follows:

5.1. Elimination of intercompany sales and purchase

Hiestand Holding AG sells product to IAWS Group plc on an on-going basis. The income statement of Hiestand Group for the year to 31 December 2007 reflects sales of €6,005,000 to the IAWS Group. The income statement of IAWS Group for the year to 31 July 2007 reflects purchases of €7,558,000. In future these sales will represent intercompany sales and consequently an adjustment has been made to the revenue line to eliminate sales of €6,005,000 This adjustment is expected to have a continuing impact.

5.2. Reversal of equity accounting for Hiestand Holding AG by IAWS Group plc

Since 2003, IAWS Group plc has built up a 32% stake in Hiestand Holding AG. IAWS Group plc has historically accounted for its investment in Hiestand Holding AG as an associate using the equity method of accounting. Therefore, for the purposes of the unaudited *pro forma* condensed income statement for the twelve month period ended 31 July 2007, €7,210,000 has been reversed from "Share of profits of associates and joint venture". For the purposes of the unaudited *pro forma* condensed statement of net assets, the book value of the investment in Hiestand Holding AG (€77,781,000) included in "Investment in associate and joint venture" has been eliminated against retained earnings.

5.3. IAWS Group plc classifies grants that compensate for the cost of an asset as deferred income and amortises it to the income statement on a basis consistent with the depreciation policy of the relevant assets. Hiestand Holding AG classifies grants that compensate for the cost of an asset as a deduction from the carrying amount of the asset and amortises to the income statement by way of depreciation. For the purposes of the unaudited *pro forma* condensed statement of net assets, €11,110,000 was reclassified from property, plant and equipment to deferred government grants in order to align Hiestand Holding AG's accounting treatment on a consistent basis with that of IAWS Group plc. The accounting policies of IAWS Group plc are those which will be adapted by ARYZTA AG.

5.4 The transaction will be conducted in two steps:

(i) the acquisition by IAWS Group, plc of a 32% stake in Hiestand Holding AG from Lion Capital through the payment of €30.0 million cash and the issuance of 12.7 million shares in IAWS Group, plc; and

(ii) the acquisition by ARYZTA AG of 144.2 million issued shares in IAWS Group, plc in exchange for 72.1 million ARYZTA AG shares in accordance with the terms of the Scheme of Arrangement set out in Part 1 paragraph 7 of this document, whereby each shareholder of IAWS Group, plc will receive two ARYZTA AG shares for each IAWS Group, plc share they hold and the acquisition by ARYZTA AG of 0.2 million issued shares in Hiestand Holding AG, in exchange for 6.9 million shares in ARYZTA AG in accordance with the terms set out in Part 1 paragraph 7 of this document whereby each shareholder in Hiestand Holding AG will receive 36 ARYZTA AG shares for each Hiestand Holding AG share they hold.

Accounting for step (i)

As a result of step (i), IAWS will increase its ownership in Hiestand from 32% to 64%. Hiestand will thereafter be treated as a subsidiary of IAWS and will be consolidated into the financial statements of IAWS. All assets, liabilities and contingent liabilities acquired will be recognised at their fair value on the date of acquisition with the remaining 36% share not held by IAWS reflected within minority interests at fair value. However, for the purposes of the unaudited *pro forma* condensed financial information, no account has been taken of any fair value adjustments which will arise on the acquisition or the consequential impact on earnings, including the amortisation of identified intangible assets. Therefore, the indicative goodwill arising on step (i) is shown as the difference between the estimated purchase consideration and the 32% share of net assets acquired in this step being net assets calculated based on the carrying value of Hiestand at 31 December 2007 of €192.7 million.

Accounting for step (ii)

The acquisition of IAWS (by means of the Scheme) and simultaneous absorption into ARYZTA of the remaining 36% interest in Hiestand by means of a statutory merger under Swiss law results in the elimination of the minority interest described in the accounting for step (i) above. As in step (i), no account has been taken of any fair value adjustments which will arise on the acquisition or the consequential impact on earnings, including the amortisation of identified intangible assets. Therefore, for the purposes of the unaudited *pro forma* condensed financial information, the goodwill arising on step (ii) has been calculated based on the difference between the purchase consideration and the remaining 36% share of net assets acquired in this step being net assets calculated based on the carrying value of Hiestand at 31 December 2007 of €192.7 million.

The cumulative goodwill calculated on the basis set out above is as follows:

	€'000
Consideration:	
Equity consideration[(a)]	401,669
Cash consideration – Lion Capital[(b)]	30,000
Fair value of previously held interest[(c)]	61,665
	493,334
Less net assets of Hiestand	(192,703)
Goodwill	300,631
Goodwill recognised on 32% interest already owned[(d)]	35,579
Goodwill	**336,210**

(a) Equity consideration for step (i) is estimated for the purposes of the unaudited *pro forma* condensed financial information at €200.8 million. This is represented by the issuance of 12.7 million IAWS Group, plc shares issued at a market value calculated for this purpose based on the quoted price of IAWS shares on 1 July 2008 of €15.81.

Equity consideration for step (ii) is estimated at €200.9 million calculated for this purpose based on the quoted market value of approximately 0.2 million shares in Hiestand on 1 July 2008 of CHF1,750 at an exchange rate of €1 : CHF1.66.

(b) Transaction and other costs associated with the scheme have been excluded from the unaudited *pro forma* condensed financial information

(c) For this purpose, this amount has been calculated by reference to the net assets being the carrying value of Hiestand at 31 December 2007. No account has been taken of any fair value adjustments which may arise on the acquisition or the consequential impact on earnings, including the amortisation of identified intangible assets. The difference between the carrying and fair value of the previously held interest will be recognised within equity.

(d) Goodwill on the 32% interest already owned by IAWS was calculated at the date that this percentage interest was acquired and formed part of the amount included within investments in associates and joint ventures. This amount is not subject to remeasurement.

6. The unaudited *pro forma* earnings per share ("EPS") has been calculated by taking the reported basic and diluted earnings per share of IAWS Group plc and Hiestand Holding AG for the relevant 12 month periods, applying the exchange ratio to be applied in the Merger (as described in Part 1 paragraph 7 of this document) and combining the resulting amounts:

Basic earnings per share	*Year ended*	*Reported EPS*	*Exchange ratio*	*Pro forma EPS*
IAWS Group plc	31 July 2007	97.22	1:2	48.61
Hiestand Holding AG	31 December 2007	51.20	1:36	1.42
				50.03
Diluted earnings per share				
IAWS Group plc	31 July 2007	96.04	1:2	48.02
Hiestand Holding AG	31 December 2007	51.20	1:36	1.42
				49.44

7. No account has been taken of trading results or changes in financial position of the Company since incorporation as the Company has not yet commenced operations.

8. No account has been taken of the trading results or changes in financial position of IAWS Group and its subsidiary undertakings since 31 July 2007.

9. No account has been taken of the trading results or changes in financial position of Hiestand Group and its subsidiary undertakings since 31 December 2007.

SECTION B

ASSURANCE REPORT ON THE UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION OF ARYZTA AG FOR THE SIX MONTH PERIOD ENDED 31 JANUARY 2008 FOR THE PURPOSES OF THE SWX SWISS EXCHANGE DIRECTIVE ON PRESENTATION OF A COMPLEX FINANCIAL HISTORY IN THE LISTING PROSPECTUS

KPMG

KPMG
Chartered Accountants
1 Stokes Place
St. Stephen's Green
Dublin 2
Ireland

The Board of Directors
ARYZTA AG
c/o Interhold AG
Othmarstrasse 8
8008 Zurich
Switzerland

11 July 2008

Dear Sirs

ARYZTA AG (the 'Company')

We have been engaged to review the unaudited *pro forma* condensed financial information (the "Pro forma condensed financial information") of the Company as of 31 January 2008 set out in Part IV Section A of Part 12 (Index to Financial Information) in this prospectus. This Pro forma condensed financial information has been prepared on the basis stated in the introduction and the notes thereto, for illustrative purposes only, to provide information about how the acquisition by IAWS Group plc of a 32 per cent interest in Hiestand Holding AG from Lion Capital for €30.0 million and 12.7 million shares in IAWS Group plc, and the Merger might have affected the financial information of the Company as at and for the six month period ended 31 January 2008 and because of its nature, addresses a hypothetical situation and, therefore, does not represent the Company's actual financial position and results.

The board of directors is responsible for the preparation of this Pro forma condensed financial information in accordance with the requirements of the SWX Swiss Exchange Directive on the Presentation of a Complex Financial History in the Listing Prospectus.

Our responsibility is to report on this Pro forma condensed financial information based on our work. We are not responsible for expressing any other conclusion on the Pro forma condensed financial information or on any of its constituent elements. In particular, we do not accept any responsibility for any financial information previously reported on and used in the preparation of the Pro forma condensed financial information beyond that owed to those to whom any reports on that financial information were addressed by us at the date of their issue.

We conducted our work in accordance with the International Standard on Assurance Engagements (ISAE) 3000, Assurance Engagements other than Audits or Reviews of Historical Financial Information. Our work, which involved no independent examination or review for any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma condensed financial information with the board of directors and management of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with limited assurance that the Pro forma condensed financial information has been properly prepared, in all material respects, on the basis stated in the introduction and the notes to the Pro forma condensed financial information.

Based on our work, nothing has come to our attention that causes us to believe that the Pro forma condensed financial information has not been properly prepared, in all material respects, on the basis stated in the introduction and the notes to the Pro forma condensed financial information, and that such basis is not consistent with the accounting policies of the Company.

Without qualifying our conclusion we draw attention to the fact that, as outlined in the introduction and the notes to the Pro forma condensed financial information, this Pro forma condensed financial information is prepared using the board of directors' and management's assumptions. It is not necessarily indicative of the effects on the financial position that would have been attained had the above-mentioned transaction actually occurred earlier. Moreover this accompanying Pro forma condensed financial information is not intended to, and does not, provide all the information and disclosures necessary to present fairly in accordance with the International Financial Reporting Standards.

Yours faithfully

KPMG
Chartered Accountants
Dublin, Ireland

REPORT FROM KPMG ON THE UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION FOR THE SIX MONTH PERIOD ENDED ON 31 JANUARY 2008 FOR THE PURPOSES OF THE EUROPEAN UNION PROSPECTUS DIRECTIVE

KPMG

KPMG
Chartered Accountants
1 Stokes Place
St. Stephen's Green
Dublin 2
Ireland

The Directors
ARYZTA AG.
Othmarstrasse 8,
8008 Zurich,
Switzerland

11 July 2008

Dear Sirs

ARYZTA AG (the 'Company')

We report on the *pro forma* condensed income statement and the *pro forma* condensed statement of net assets (together, the "Pro forma condensed financial information") set out in Part IV Section B of Part 12 (Index to financial information) of the prospectus dated 11 July 2008, which has been prepared for illustrative purposes only, on the basis described, to provide information on how the results and net assets of ARYZTA A.G. as enlarged by IAWS Group plc and its subsidiary undertakings, together with Hiestand Holdings AG and its subsidiary undertakings (the "Enlarged Group"), as though the Enlarged Group has been in existence for a six month period, and to illustrate how the acquisition by IAWS Group plc of a 32% interest in Hiestand Holding AG from Lion Capital for €30.0 million and 12.7 million shares in IAWS Group plc, and the Merger might have impacted the equity position presented. The *pro forma* condensed financial information has been presented on the basis of the accounting policies of IAWS Group plc which are those that will be adopted by ARYZTA AG in preparing the financial statements for the period ending 31 July 2008.

This report is required by paragraph 20.2 of Annex I of the European Union Prospectus Directive Regulation No. 809/2004 (the "Prospectus Directive Regulation") and is given for the purpose of complying with those that paragraphs and for no other purposes.

Responsibilities

It is the responsibility of the directors of ARYZTA AG to prepare the Pro forma condensed financial information in accordance with paragraph 20.2 of Annex I of the Prospectus Directive Regulation.

It is our responsibility to form an opinion, as required by paragraph 7 of Annex II of the Prospectus Directive Regulation, as to the proper compilation of the Pro forma condensed financial information and to report that opinion to you.

In providing this opinion, we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma condensed financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Save for any responsibility arising under paragraph 2(2)(f) of Schedule 1 of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No 324 of 2005) to any person as and to the extent there provided, to the fullest extent permitted by law, we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with paragraph 23.1 of Annex I of the Prospectus Directive Regulation, consenting to its inclusion in the prospectus.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board of the United Kingdom and Ireland. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma condensed financial information with the directors of ARYZTA AG.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma condensed financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of ARYZTA AG.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

- the Pro forma condensed financial information has been properly compiled on the basis stated; and
- such basis is consistent with the accounting policies of IAWS Group plc which are those that will be adopted by ARYZTA AG.

Without qualifying our conclusion, we draw attention to the fact that, as outlined in the notes to the *Pro forma* condensed financial information, this *Pro forma* condensed financial information is prepared using the latest publicly issued financial information for a six month period of the IAWS Group and the Hiestand Group regardless of the fact that they related to different reporting periods. It is not necessarily indicative of the effects on the financial position that would have been attained had the acquisition by IAWS Group plc of a 32% interest in Hiestand Holding AG from Lion Capital for €30.0 and 12.7 million shares IAWS Group plc, and the Merger actually occurred earlier.

Declaration

For the purposes of paragraph 2(2)(f) of Schedule 1 of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No 324 of 2005), we are responsible for this report as part of the prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus in compliance with [paragraph 6 of the Directive on Complex Financial History, DCFH and] paragraph 1.2 of Annex I of the Prospectus Directive Regulation.

Yours faithfully

KPMG
Chartered Accountants
Dublin, Ireland

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION FOR THE SIX MONTH PERIOD ENDED ON 31 JANUARY 2008

The following unaudited *pro forma* condensed income statement (the "*pro forma* condensed income statement") and unaudited *pro forma* statement of net assets (the "*pro forma* condensed statement of net assets") (together the "*pro forma* condensed financial information") have been prepared to illustrate indicative results and net assets of ARYZTA A.G. (the "Company"), as enlarged by IAWS Group plc and its subsidiary undertakings ("IAWS Group") and Hiestand Holding AG and its subsidiary undertakings ("Hiestand Group") (together, the "Enlarged Group"), as though the Enlarged Group had been in existence as a single entity for a six month period, and to illustrate the effect of the acquisition by IAWS Group plc of a 32% interest in Hiestand Holding AG from Lion Capital for €30.0 million and 12.7 million shares in IAWS Group plc and the Merger on the equity position of the Company had it occurred at the dates stated.

IAWS Group plc and Hiestand Holdings AG have different reporting periods and consequently the *pro forma* condensed financial information combines the results of the IAWS Group for the six month period ended 31 January 2008 and the net assets as at 31 January 2008 with the results of the Hiestand Group for the six month period ended 31 December 2007 (derived by deducting the results of Hiestand Group for the six month period ended 30 June 2007 from the results of the Hiestand Group for the twelve month period ended 31 December 2007) and the net assets at 31 December 2007 without adjustments for the fact that they are prepared for and at different dates. Such dates have been selected as these are the dates for which interim financial information has been published, or for which interim information can be derived based on published financial information for the IAWS Group and the Hiestand Group respectively. The *pro forma* financial information has been prepared on the basis of the notes set out below.

The underlying financial information has been prepared in accordance with the recognition and measurement principles of all International Financial Reporting Standards and their interpretations issued by the International Accounting Standards Board, effective for years commencing on or after 1 January 2007.

The *pro forma* condensed financial information has been prepared for illustrative purposes only and does not constitute statutory financial statements of the Company. Because of its nature the *pro forma* condensed financial information addresses a hypothetical situation and a hypothetical financial period and period end date and, therefore, does not represent the Company's actual financial position or results following the acquisition by IAWS Group plc of a 32% interest in Hiestand Holding AG from Lion Capital for €30.0 and 12.7 million shares IAWS Group plc, and the Merger.

UNAUDITED PRO FORMA CONDENSED INCOME STATEMENT

	ARYZTA AG	IAWS Group, plc	Hiestand Holding AG		Pro forma adjustments	Pro forma Company
	Period from incorporation to 31 May 2008	Six month period ended 31 Jan 2008	Six month period ended 31 Dec 2007			Six month period ended
	€'000 (Notes 1 and 8)	€'000 (Notes 2 and 9)	€'000 (Notes 4 and 10)		€'000	€'000
Revenue	—	1,127,473	233,376	(Note 6.1)	(4,090)	1,356,759
Operating profit before amortisation of intangible assets	—	82,209	23,529[a]		—	105,738
Amortisation of intangible assets	—	(9,241)	(1,779)		—	(11,020)
Operating profit	—	72,968	21,750		—	94,718
Share of profit of associate and joint venture	—	13,382	—	(Note 6.2)	(4,783)	8,599
Profit before financing costs	—	86,350	21,750		(4,783)	103,317
Financing costs, net	—	(17,132)	(2,982)[b]		—	(20,114)
Profit before tax	—	69,218	18,768		(4,783)	83,203
Income tax expense	—	(10,262)	(892)		—	(11,154)
Profit for the financial period	—	58,956	17,876		(4,783)	72,049
Attributable as follows:						
Equity shareholders	—	55,658	17,487		(4,783)	68,362
Minority interest	—	3,298	389		—	3,687
	—	58,956	17,876		(4,783)	72,049
Basic earnings per share *(Note 7)*	—	43.83	32.94		—	22.84
Diluted earnings per share *(Note 7)*	—	43.18	32.94		—	22.51

Note (a): This caption includes Earnings before interest and taxes (EBIT) adjusted to add back Amortisation of intangible assets, each of which are separately disclosed in the consolidated financial statements of Hiestand Group at 31 December 2007, but for which comparable disclosures are aggregated in the unaudited consolidated interim financial information of IAWS Group at 31 January 2008.

Note (b): This caption includes Financing income offset by Financing expense, each of which are separately disclosed in the consolidated financial statements of Hiestand Group at 31 December 2007, but for which comparable disclosures are aggregated in the unaudited consolidated interim financial information of IAWS Group at 31 January 2008.

UNAUDITED PRO FORMA CONDENSED STATEMENT OF NET ASSETS

	ARYZTA AG	*IAWS Group, plc*	*Hiestand Holding AG*		*Pro forma Adjustments*	*Pro forma Company*
	As at 31 May 2008	*As at 31 Jan 2008*	*As at 31 Dec 2007*			
	€'000 (Notes 1 and 8)	*€'000 (Notes 3 and 9)*	*€'000 (Notes 5 and 10)*		*€'000 (Note 6)*	*€'000*
Non current assets						
Property, plant and equipment	—	427,151	148,869	*(Note 6.3)*	11,110	587,130
Investment properties	—	192,418	3,241		—	195,659
Goodwill and intangible assets	—	804,431	139,136	*(Note 6.4)*	336,210	1,279,777
Investments in associates and joint venture	—	160,399	—	*(Note 6.2)*	(82,564)	77,835
Employee benefit assets	—	—	450		—	450
Other investments	—	201	—		—	201
Other non current financial assets	—	—	1,617		—	1,617
Loans due from third parties	—	—	117		—	117
Deferred tax assets	—	16,090	642		—	16,732
Total non current assets	—	1,600,690	294,072		264,756	2,159,518
Current assets						
Inventory	—	194,194	24,965		—	219,159
Trade and other receivables	—	280,923	66,283[(a)]		—	347,206
Current tax asset	—	—	1,977		—	1,977
Assets classified as held for sale	—	—	60		—	60
Other current financial assets	—	—	1,710		—	1,710
Cash and cash equivalents	62	138,476	7,261	*(Note 6.4)*	(30,062)	115,737
Total current assets	62	613,593	102,256		(30,062)	685,849
TOTAL ASSETS	62	2,214,283	396,328		234,694	2,845,367

Note (a): This caption includes Trade receivables, Other receivables, and Prepaid expenses and accrued assets, each of which are separately disclosed in the consolidated financial statements of Hiestand Group at 31 December 2007, but for which comparable disclosures are aggregated in the unaudited consolidated interim financial information of IAWS Group at 31 January 2008.

UNAUDITED PRO FORMA CONDENSED STATEMENT OF NET ASSETS (CONTINUED)

	ARYZTA AG	*IAWS Group, plc*	*Hiestand Holding AG*		*Pro forma Adjustments*	*Pro forma Company*
	As at 31 May 2008	*As at 31 Jan 2008*	*As at 31 Dec 2007*			
	€'000 (Notes 1 and 8)	*€'000 (Notes 3 and 9)*	*€'000 (Notes 5 and 10)*		*€'000 (Note 6)*	*€'000*
EQUITY						
Total equity attributable to equity shareholders of parent	62	747,349	185,092	*(Note 6.2, 6.4)*	223,584	1,156,087
Minority interest	—	53,840	7,611		—	61,451
TOTAL EQUITY	62	801,189	192,703		223,584	1,217,538
LIABILITIES						
Non current liabilities						
Interest bearing loans and borrowings	—	680,436	85,505		—	765,941
Employee benefits	—	24,023	1,033		—	25,056
Deferred government grants	—	4,281	—	*(Note 6.3)*	11,110	15,391
Other payables	—	488	—		—	488
Deferred tax liabilities	—	148,369	21,801		—	170,170
Provisions	—	49,013	931		—	49,944
Total non current liabilities	—	906,610	109,270		11,110	1,026,990
Current liabilities						
Interest bearing loans and borrowings	—	40,888	29,389		—	70,277
Trade and other payables	—	417,071	54,695[(b)]		—	471,766
Corporation tax payable	—	39,429	10,271		—	49,700
Derivative financial instruments	—	4,302	—		—	4,302
Provisions	—	4,794	—		—	4,794
Total current liabilities	—	506,484	94,355		—	600,839
TOTAL LIABILITIES	—	1,413,094	203,625		11,110	1,627,829
TOTAL EQUITY AND LIABILITIES	62	2,214,283	396,328		234,694	2,845,367

Note (b): This caption includes Trade payables, Other payables, and Accrued expenses and deferred income, each of which are separately disclosed in the consolidated financial statements of Hiestand Group at 31 December 2007, but for which comparable disclosures are aggregated in the unaudited consolidated interim financial information of IAWS Group at 31 January 2008.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

1. The balance sheet as at 31 May 2008 and income statement for the period from incorporation to 31 May 2008 of ARYZTA AG (the "Company") havebeen extracted without material adjustment from the Accountant's Report on the Company set out in Part III Section A of Part 12 of this document.

2. The summary consolidated income statement of IAWS Group plc for the six month period ended 31 January 2008 has been extracted, without material adjustment, from the unaudited consolidated interim financial information of IAWS Group plc announced on 10 March 2008 and set out in Part 12, Part I, Section A of this document, save that disclosures for Cost of Sales, Gross Profit and Operating costs, net have been excluded from the unaudited *pro forma* condensed income statement due to a lack of comparable disclosure in the consolidated income statement of Hiestand Holding AG.

3. The consolidated balance sheet of IAWS Group plc as at 31 January 2008 has been extracted, without material adjustment, from the unaudited consolidated interim financial information of IAWS Group plc announced on 10 March 2008 and set out in Part 12, Part I, Section A of this document.

4. The unaudited consolidated income statement of Hiestand Holding AG for the six month period ended 31 December 2007 is derived as follows:

	Year ended 31 Dec 2007 (Note 4.1)	*Six month period ended 30 Jun 2007 (Note 4.2)*	*Six month period ended 31 Dec 2007 (Note 4.3)*	*Six month period ended 31 Dec 2007 (Note 4.4)*
	CHF'000	*CHF'000*	*CHF'000*	*€'000*
Revenue	740,627	353,223	387,404	233,376
Operating profit before amortisation of intangible assets[(a)]	73,198	34,140	39,058	23,529
Amortisation of intangible assets	(5,944)	(2,991)	(2,953)	(1,779)
Operating profit	67,254	31,149	36,105	21,750
Share of profit of associate and joint venture	—	—	—	—
Profit before financing costs	67,254	31,149	36,105	21,750
Financing income	10,381	2,581	7,800	4,699
Financing costs	(19,385)	(6,635)	(12,750)	(7,681)
Profit before tax	58,250	27,095	31,155	18,768
Income tax expense	(9,971)	(8,491)	(1,480)	(892)
Profit for the financial year	48,279	18,604	29,675	17,876
Attributable as follows:				
Equity shareholders	45,123	16,094	29,029	17,487
Minority interest	3,156	2,510	646	389
	48,279	18,604	29,675	17,876
Basic earnings per share	85.00	30.32	54.68	32.94
Diluted earnings per share	85.00	30.32	54.68	32.94

Note (a): This caption includes Earnings before interest and taxes (EBIT) adjusted to add back Amortisation of intangible assets.

4.1. The consolidated income statement of Hiestand Holding AG for the year ended 31 December 2007 has been extracted, without material adjustment from the audited consolidated financial statements of Hiestand Holding AG announced on 14 March 2008 and set out in Part II Section A of Part 12 of this document.

4.2. The consolidated income statement of Hiestand Holding AG for the six month period ended 30 June 2007 is extracted, without material adjustment from the unaudited consolidated income statement of Hiestand Holding AG announced on 28 August 2007.

4.3. The consolidated income statement of Hiestand Holding AG presented in the table for the six month period ended 31 December 2007 has been calculated by deducting the unaudited consolidated income statement in respect of the six month period ended 30 June 2007 from the audited consolidated income statement for the year ended 31 December 2007.

4.4. The consolidated income statement for Hiestand Holding AG for the six month period ended 31 December 2007 has been translated from Swiss franc to euro using an exchange rate of €1.00 : CHF 1.66.

5. The consolidated balance sheet of Hiestand Holding AG as at 31 December 2007 has been extracted, without material adjustment, from the audited consolidated financial statements of Hiestand Holding AG announced on 14 March 2008 and set out in Part II Section A of Part 12 of this document. The financial information for Hiestand Holding AG as at 31 December 2007 has been translated from Swiss franc to euro using an exchange rate of €1.00 : CHF 1.66.

6. Pro forma adjustments as at and for the six month period are as follows:

6.1. Elimination of intercompany sales and purchases

Hiestand Holding AG sells product to IAWS Group plc on an on-going basis. The income statement of Hiestand Group for the six month period ended 31 December 2007 (See note 4 above) reflects sales of €4,090,000 to the IAWS Group. The income statement of IAWS Group for the six month period to 31 January 2008 reflects purchases of €4,223,000. In future these sales will represent intercompany sales and consequently an adjustment has been made to the revenue line to eliminate sales of €4,090,000. This adjustment is expected to have a continuing impact.

6.2. Reversal of equity accounting for Hiestand Holding AG by IAWS Group plc

Since 2003, IAWS Group plc has built up a 32% stake in Hiestand Holding AG. IAWS Group plc has historically accounted for its investment in Hiestand Holding AG as an associate using the equity method of accounting. Therefore, for the purposes of the unaudited *pro forma* condensed income statement for the six months ended 31 January 2008, €4,783,000 has been reversed from "Share of profits of associates and joint venture". For the purposes of the unaudited *pro forma* condensed net assets, the book value of the investment in Hiestand Holding AG (€82,564,000) included in "Investment in associate and joint venture" has been eliminated against retained earnings.

6.3. IAWS Group plc classifies grants that compensate for the cost of an asset as deferred income and amortises it to the income statement on a basis consistent with the depreciation policy of the relevant assets. Hiestand Holding AG classifies grants that compensate for the cost of an asset as a deduction from the carrying amount of the asset and amortises to the income statement by way of depreciation. For the purposes of the unaudited *pro forma* condensed statement of net assets, €11,110,000 was reclassified from property, plant and equipment to deferred government grants in order align the Hiestand Holding AG's accounting treatment on a consistent basis with that of IAWS Group plc. The accounting policies of IAWS Group plc are those which will be adopted by ARYZTA AG.

6.4. The transaction will be conducted in two steps:

(i) the acquisition by IAWS Group plc of a 32% stake in Hiestand Holding AG from Lion Capital through the payment of €30.0 million cash and the issuance of 12.7 million shares in IAWS Group plc; and

(ii) the acquisition by ARYZTA AG of 144.2 million issued shares in IAWS Group, plc in exchange for 72.1 million ARYZTA AG shares in accordance with the terms of the Scheme of Arrangement set out in Part 1 paragraph 7 of this document, whereby each shareholder of IAWS Group plc will receive two ARYZTA AG shares for each IAWS Group plc share they hold and the acquisition by ARYZTA AG of 0.2 million issued shares in Hiestand Holding AG, in exchange for 6.9 million shares in ARYZTA AG in accordance with the terms set out in Part 1 paragraph 7 of this document whereby each shareholder in Hiestand Holding AG will receive 36 ARYZTA AG shares for each Hiestand Holding AG share they hold.

Accounting for step (i)

As a result of step (i), IAWS will increase its ownership in Hiestand from 32% to 64%. Hiestand will thereafter be treated as a subsidiary of IAWS and will be consolidated into the financial statements of IAWS. All assets, liabilities and contingent liabilities acquired will be recognised at their fair value on the date of acquisition with the remaining 36% share not held by IAWS reflected within minority interests at fair value. However, for the purposes of the unaudited *pro forma* condensed financial information, no account has been taken of any fair value adjustments which will arise on the acquisition or the consequential impact on earnings, including the amortisation of identified intangible assets. Therefore, the indicative goodwill arising on step (i) is shown as the difference between the estimated purchase consideration and the 32% share of net assets acquired in this step being net assets calculated based on the carrying value of Hiestand at 31 December 2007 of €192.7 million.

Accounting for step (ii)

The acquisition of IAWS (by means of the Scheme) and simultaneous absorption into ARYZTA of the remaining 36% interest in Hiestand by means of a statutory merger under Swiss law results in the elimination of the minority interest described in the accounting for step (i) above. As in step (i), no account has been taken of any fair value adjustments which will arise on the acquisition or the consequential impact on earnings, including the amortisation of identified intangible assets. Therefore, for the purposes of the unaudited *pro forma* condensed financial information, the goodwill arising on step (ii) has been calculated based on the difference between the purchase consideration and the remaining 36% share of net assets acquired in this step being net assets calculated based on the carrying value of Hiestand at 31 December 2007 of €192.7 million.

The cumulative goodwill calculated on the basis set out above is as follows:

	€'000
Consideration:	
Equity consideration[(a)]	401,669
Cash consideration – Lion Capital[(b)]	30,000
Fair value of previously held interest[(c)]	61,665
	493,334
Less net assets of Hiestand	(192,703)
Goodwill	300,631
Goodwill recognised on 32% interest already owned[(d)]	35,579
Goodwill	336,210

(a) Equity consideration for step (i) is estimated for the purposes of the unaudited *pro forma* condensed financial information at €200.8 million. This is represented by the issuance of 12.7 million IAWS Group, plc shares issued at a market value calculated for this purpose based on the quoted price of IAWS shares on 1 July 2008 of €15.81.
Equity consideration for step (ii) is estimated at €200.9 million calculated for this purpose based on the quoted market value of approximately 0.2 million shares in Hiestand on 1 July 2008 of CHF1,750 at an exchange rate of €1 : CHF1.66.

(b) Transaction and other costs associated with the scheme have been excluded from the unaudited *pro forma* condensed financial information

(c) For this purpose, this amount has been calculated by reference to the net assets being the carrying value of Hiestand at 31 December 2007. No account has been taken of any fair value adjustments which may arise on the acquisition or the consequential impact on earnings, including the amortisation of identified intangible assets. The difference between the carrying and fair value of the previously held interest will be recognised within equity.

(d) Goodwill on the 32% interest already owned by IAWS was calculated at the date that this percentage interest was acquired and formed part of the amount included within investments in associates and joint ventures. This amount is not subject to remeasurement.

7. The unaudited *pro forma* earnings per share ("EPS") has been calculated by taking the reported basic and diluted earnings per share of IAWS Group plc and Hiestand Holdings AG for the relevant six month periods, applying the exchange ratio to be applied in the Merger (as described in Part 1 paragraph 7 of this document) and combining the resulting amounts:

Basic earnings per share	*Period ended*	*Reported EPS*	*Exchange ratio*	*Pro forma EPS*
IAWS Group plc	31 January 2008	43.83	1:2	21.92
Hiestand Holding AG	31 December 2007	32.94	1:36	0.92
				22.84
Diluted earnings per share				
IAWS Group plc	31 January 2008	43.18	1:2	21.59
Hiestand Holding AG	31 December 2007	32.94	1:36	0.92
				22.51

8. No account has been taken of trading results or changes in financial position of the Company since incorporation as the Company has not yet commenced operations

9. No account has been taken of the trading results or changes in financial position of IAWS Group since 31 January 2008.

10. No account has been taken of the trading results or changes in financial position of Hiestand Group since 31 December 2007.

Exhibit 99.2

STATUTENENTWURF*	**DRAFT ARTICLES OF ASSOCIATION***
der	of
ARYZTA AG (ARYZTA Ltd) (ARYZTA SA)	**ARYZTA AG (ARYZTA Ltd) (ARYZTA SA)**
I. GRUNDLAGE	**I. GENERAL PROVISIONS**
Artikel 1: Firma, Sitz	**Article 1: Corporate Name, Registered Office**
Unter der Firma	Under the corporate name
ARYZTA AG (ARYZTA Ltd) (ARYZTA SA)	**ARYZTA AG (ARYZTA Ltd) (ARYZTA SA)**
besteht eine Aktiengesellschaft gemäss Artikel 620 ff. OR mit Sitz in [Zürich]. Die Dauer der Gesellschaft ist unbeschränkt.	a Company exists pursuant to art. 620 et seq. of the Swiss Code of Obligations (hereinafter «CO») having its registered office [Zurich]. The duration of the Company is unlimited.
Artikel 2: Zweck	**Article 2: Purpose**
Die Gesellschaft bezweckt den Erwerb, die dauernde Verwaltung und die Veräusserung von Beteiligungen an in- und ausländischen Unternehmungen aller Art.	The purpose of the Company is the acquisition, administration, and disposition of participations in all kind of companies in Switzerland and abroad.

* Die deutsche Fassung der Statuten ist massgeblich. The German version of the articles of association is the governing version.

Die Gesellschaft kann Zweigniederlassungen und Tochtergesellschaften im In- und Ausland errichten sowie Grundstücke erwerben, halten und veräussern.

Die Gesellschaft kann alle kommerziellen, finanziellen und anderen Tätigkeiten ausüben, welche mit dem Zweck der Gesellschaft im Zusammenhang stehen. Insbesondere kann *die Gesellschaft* Darlehen, Garantien und andere Arten der Finanzierung und der Sicherstellung für verbundene und nahestehende Gesellschaften gewähren und Mittel am Geld- und Kapitalmarkt aufnehmen und anlegen.

II. KAPITAL

Artikel 3: Aktienkapital

Das Aktienkapital der Gesellschaft beträgt CHF [1'578'809.20] und ist eingeteilt in [78'940'460] Namenaktien mit einem Nennwert von je CHF 0.02. Die Aktien sind vollständig liberiert.

Artikel 4 Bedingtes Aktienkapital für Mitarbeiterbeteiligungen

a) Das Aktienkapital der Gesellschaft wird im Maximalbetrag von CHF 157'880.92 durch Ausgabe von höchstens 7'894'046 vollständig zu liberierenden Namenaktien mit *einem Nennwert von* CHF 0.02 je Aktie erhöht bei und im Umfang der Ausübung von Optionen oder ähnlichen Rechten, welche Mitarbeitern der Gesellschaft oder ihrer Tochtergesellschaften sowie Mitgliedern des Verwaltungsrates oder anderen Personen, welche Dienstleistungen für die Gesellschaft oder ihre Tochtergesellschaften erbringen, eingeräumt wurden oder

The Company may open branch offices and subsidiaries in Switzerland and abroad as well as acquire, hold, and sell real estate.

The Company may also engage in any commercial, financial or other activities which are related to the purpose of the Company. In particular, *the Company may provide loans, guarantees and other* kinds of financing and security for related companies and borrow and invest money on the money and capital markets.

II. CAPITAL

Article 3: Share capital

The share capital of the Company amounts to CHF [1'578'809.20] and is divided into [78'940'460] registered shares with a par value of CHF 0.02 per share. The share capital is fully paid-in.

Article 4 Conditional Share Capital for Employee Benefit Plans

a) The share capital of the Company shall be increased by an amount not exceeding CHF 157'880.92 through the issue from time to time of a maximum of 7'894'046 registered shares, payable in full, each with a nominal value of CHF 0.02, in connection with the exercise of option or similar rights granted to any employee of the Company or a subsidiary, and any Director, or other person providing services to the Company or a subsidiary.

werden.

b) Bezüglich dieser Aktien ist das Bezugsrecht der Aktionäre ausgeschlossen. Neue Aktien dieser Art können unter dem aktuellen Marktpreis ausgegeben werden. Der Verwaltungsrat bestimmt bei einer solchen Emission die spezifischen Konditionen inkl. dem Preis der Aktien.

c) Der Erwerb von Namenaktien im Zusammenhang mit Mitarbeiterbeteiligungen sowie sämtliche weiteren Übertragungen von Namenaktien unterliegen den Übertragungsbeschränkungen gemäss Art. 7 der Statuten.

Artikel 5 Genehmigtes Kapital zu allgemeinen Zwecken

a) Der Verwaltungsrat ist ermächtigt das Aktienkapital *jederzeit bis 21. August 2010 im Maximalbetrag von* CHF 473'642.76 durch Ausgabe von höchstens 23'682'138 vollständig zu liberierenden Namenaktien mit einem Nennwert von CHF 0.02 je Aktie zu erhöhen.

b) Erhöhungen durch Festübernahme oder in Teilbeträgen sind zulässig. Der Ausgabepreis, der Zeitpunkt der Dividendenberechtigung und die Art der Liberierung (inkl. Sacheinlage oder Sachübernahme) werden vom Verwaltungsrat bestimmt. Der Verwaltungsrat kann eingeräumte jedoch nicht ausgeübte Bezugsrechte von der Kapitalerhöhung ausschliessen (sofern im Erhöhungsbeschluss ein Maximalbetrag angegeben wurde) oder diese zu marktüblichen Konditionen verkaufen.

c) Der Verwaltungsrat ist ermächtigt, Bezugsrechte der Aktionäre auszuschliessen und diese Dritten zuzuweisen, wenn die neu auszugebenden Aktien zu folgenden Zwecken verwendet werden: (1) Für den Erwerb von Unternehmen,

b) Shareholders' pre-emptive rights are withdrawn with regard to these shares. These new registered shares may be issued at a price below the current market price. The Board of Directors shall specify the precise conditions of issue including the issue price of the shares.

c) The acquisition of registered shares in connection with employee participation and any further transfers of registered shares shall be subject to the restrictions specified in Article 7 of the Articles of Association.

Article 5 Authorized Share Capital for General Purposes

a) The Board of Directors is authorized to increase the share *capital from time to time and at any time until 21. August* 2010 by an amount not exceeding CHF 473'642.76 through the issue of up to 23'682'138 fully paid up registered shares with a nominal value of CHF 0.02 each.

b) Increases through firm underwriting or in partial amounts are permitted. The issue price, the period of entitlement to dividends and the type of consideration or the contribution or under-writing in kind shall be determined by the Board of Directors. *The Board of Directors may exclude pre-emptive* rights that have not been exercised from the capital increase or may sell such pre-emptive rights at market conditions.

c) The Board of Directors is authorized to withdraw the pre-emptive rights of the shareholders and to allocate them to third parties in the event of the use of shares for the purpose of (1) acquisition of companies, parts of an enterprise or in-

Unternehmensteilen oder Beteiligungen oder von neuen Investitionsvorhaben der Gesellschaft [zu Marktbedingungen im Zeitpunkt der Emission] oder zur direkten oder indirekten Mittelaufnahme auf internationalen Kapitalmärkten, (2) zur Erweiterung des Aktionariats oder (3) zum Zwecke der Mitarbeiterbeteiligung.

d) Der Erwerb von Namenaktien aus genehmigtem Kapital zu allgemeinen Zwecken sowie sämtliche weiteren Übertragungen von Namenaktien unterliegen den Übertragungsbeschränkungen gemäss Art. 7 der Statuten.

Artikel 6 Aktienzertifikate, Umwandlung von Aktien

a) Die Gesellschaft hat Namenaktien in der Form des aufgehobenen Titeldruckes ausgegeben. Den Aktionären steht kein Anspruch auf Ausstellung von Urkunden für Aktien zu. Jeder Aktionär kann von der Gesellschaft die Ausstellung einer schriftlichen Bescheinigung über die in seinem Eigentum stehenden Aktien verlangen.

b) Die Namenaktien einschliesslich der daraus entspringenden Rechte können nur durch Zession übertragen werden. Die Zession bedarf zur Gültigkeit der Anzeige an die Gesellschaft.

c) Die Namenaktien sowie die daraus entspringenden Rechte können ausschliesslich zugunsten der Bank, welche die Aktien im Auftrag des betreffenden Aktionärs verwaltet, verpfändet werden. Die Verpfändung bedarf eines schriftlichen Pfandvertrags. Eine Benachrichtigung der Gesellschaft ist nicht erforderlich.

d) Durch Statutenänderung kann die Generalversammlung jederzeit Namenaktien in Inhaberaktien oder Inhaberaktien

vestments, for mergers and exchange of investments or in the case of a share placement for the financing of such transactions, (2) broadening the shareholder constituency or (3) for the purpose of the participation of employees.

d) The acquisition of registered shares out of authorized share capital for general purposes and any further transfers of registered shares shall be subject to the restrictions specified in Article 7 of the Articles of Association.

Article 6 Share Certificates, Conversion of Shares

a) The Company has issued registered shares: No share certificates will be issued and the shareholders have no right to printing and physical delivery of share certificates (*aufgehobener Titeldruck*). Each shareholder may, however, request a written confirmation on the registered shares owned by him/her.

b) The registered shares and the rights arising therefrom can only be transferred by assignment. Such assignment shall not be valid unless notice is given to the Company.

c) The registered shares and the financial rights arising from these shares may only be pledged to the bank handling the book entries of such shares for the shareholder. The pledge must be made by means of a written pledge agreement. Notice to the Company is not required.

d) The General Meeting of Shareholders may, at any time, convert registered shares into bearer shares or bearer shares in Namenaktien umwandeln.

Artikel 7 Aktienregister; Beschränkungen der Übertragbarkeit

a) Für die Namenaktien wird ein Aktienbuch geführt. Darin werden die Eigentümer und Nutzniesser mit Namen und Vornamen, Wohnort, Adresse und Staatsangehörigkeit (bei juristischen Personen mit Sitz) eingetragen.

b) Erwerber von Namenaktien werden auf Gesuch hin ohne *Begrenzung als Aktionäre mit Stimmrecht im Aktienregister* eingetragen, falls sie ausdrücklich erklären, diese Namenaktien im eigenen Namen und für eigene Rechnung erworben zu haben, und die Meldepflichten gemäss dem Bundesgesetz über die Börsen und den Effektenhandel (Börsengesetz) vom 24. März 1995 erfüllen. Zur Eintragung *ins Aktienbuch als Aktionär mit Stimmrecht* ist die Zustimmung der Gesellschaft notwendig. Die Eintragung als Aktionär mit Stimmrecht kann in den in Art. 7 lit. c), d) und e) der Statuten festgehaltenen Fällen abgelehnt werden. Lehnt die Gesellschaft das Gesuch um Eintragung des Erwerbers als Aktionär mit Stimmrecht nicht innerhalb von 20 Tagen ab, so gilt dieser als Aktionär mit Stimmrecht. Nicht anerkannte Erwerber werden als Aktionäre ohne Stimmrecht ins Aktienbuch eingetragen. Die entsprechenden Aktien gelten in der Generalversammlung als nicht vertreten.

c) Personen, die im Eintragungsgesuch oder auf Aufforderung der Gesellschaft nicht ausdrücklich erklären, die Aktien für eigene Rechnung zu halten (nachstehend: Nominees), werden ohne weiteres bis maximal 1.5% des jeweils

into registered shares by amending the Articles of Association.

Article 7 Shareholder's Register, Transfer Restrictions

a) Registered shares are issued in the name of the owner or the usufructuary. The identity of the owners/usufructuaries shall be entered in the share register stating first/last name, domicile and citizenship.

b) Persons acquiring registered shares shall on application be entered in the share register without limitation as shareholders with voting power, provided they expressly declare themselves to have acquired the said shares in their own name and for their own account and comply with the disclosure requirement stipulated by the Federal Act on Stock Exchanges and Securities Trading (Stock Exchange Act) of 24 March 1995. Entry in the share register of registered shares with voting rights is subject to the approval of the Company. Entry of registered shares with voting rights may be refused based on the grounds set out in Article 7 para. c), d), and e). If the Company does not refuse to register the acquirer as shareholder with voting rights within 20 days upon receipt of the application, the acquirer is deemed to be a shareholder with voting rights. Non-recognized acquirers shall be entered in the share register as shareholders without voting rights. The corresponding shares shall be considered as not represented in the General Meeting of Shareholders.

c) Persons not expressly declaring themselves to be holding shares for their own account in their application for entry in the share register or upon request by the company (hereafter referred to as nominees) shall be entered in the share

	ausstehenden Aktienkapitals mit Stimmrecht im Aktienregister eingetragen. Über diese Limite hinaus werden Namenaktien von Nominees nur dann mit Stimmrecht eingetragen, wenn der betreffende Nominee beim Gesuch zur Eintragung oder danach auf Aufforderung der Gesellschaft die Namen, Adressen und Aktienbestände derjenigen Personen bekannt gibt, für deren Rechnung er 0.3% oder mehr des jeweils ausstehenden Aktienkapitals hält, und wenn die Meldepflichten gemäss dem Börsengesetz erfüllt werden. Der Verwaltungsrat ist ermächtigt, mit Nominees Vereinbarungen über deren Meldepflichten abzuschliessen.		register with voting rights without further inquiry up to a maximum of 1.5% of the outstanding share capital available at the time. Above this limit registered shares held by nominees shall be entered in the share register with voting rights only if the nominee in question at the application for registration or thereafter upon request by the Company makes known the names, addresses and share-holdings of the persons for whose account he is holding 0.3% or more of the outstanding share capital available at the time and provided that the disclosure requirement stipulated by the Stock Exchange Act is complied with. The Board of Directors has the right to conclude agreements with nominees concerning their disclosure requirements.
d)	Die oben erwähnte Beschränkung der Eintragung gilt auch beim Erwerb von Aktien, welche mittels Ausübung von Bezugs-, Options- oder Wandelrechten aus Aktien oder sonstigen von der Gesellschaft oder Dritten ausgestellten Wertpapieren gezeichnet oder erworben werden.	d)	The above mentioned limit of registration also applies to the subscription for or acquisition of registered shares by exercising option or convertible rights arising from registered or bearer securities or any other securities issued by the Company or third parties, as well as by means of exercising purchased preemptive rights arising from either registered or bearer shares.
e)	Juristische Personen und Personengesellschaften oder andere Personenzusammenschlüsse oder Gesamthandsverhältnisse, die untereinander kapital- oder stimmenmässig, durch eine einheitliche Leitung oder auf andere Weise verbunden sind, sowie natürliche oder juristische Personen oder Personengesellschaften, die im Hinblick auf eine Umgehung der Eintragungsbeschränkung (insbesondere als Syndikat) koordiniert vorgehen, gelten als ein Aktionär oder ein Nominee.	e)	Legal entities or partnerships or other associations or joint ownership arrangements which are linked through capital ownership or voting rights, through common management or in like manner, as well as individuals, legal entities or partnerships (especially syndicates) which act in concert with intent to evade the entry restriction are considered as one shareholder or nominee.
f)	Die Gesellschaft kann in besonderen Fällen Ausnahmen von den obgenannten Beschränkungen (Artikel 7 lit. c), d) und e) der Statuten) genehmigen. Sodann kann die Gesellschaft	f)	The Company may in special cases approve exceptions to the above regulations (Article 7 para. c), d), and e)). After due consultation with the person concerned, the Company is

nach Anhörung der betroffenen Personen Eintragungen im Aktienbuch als Aktionär mit Stimmrecht streichen, wenn diese durch falsche Angaben zustande gekommen sind oder wenn die betroffene Person nicht die gemäss Artikel 7 lit. c) verlangten Informationen zur Verfügung stellt.

g) Solange ein Erwerber nicht Aktionär mit Stimmrecht im Sinne von Art. 7 der Statuten geworden ist, kann er weder die respektiven Stimmrechte noch die mit diesen in Zusammenhang stehenden Rechte wahrnehmen.

III. ORGANISATION

A. GENERALVERSAMMLUNG

Artikel 8: Befugnisse

Oberstes Organ der Gesellschaft ist die Generalversammlung. Ihr stehen folgende unübertragbare Befugnisse zu:

1. Festsetzung und Änderung der Statuten;
2. Wahl und Abberufung der Mitglieder des Verwaltungsrates und der Revisionsstelle;
3. Genehmigung des Jahresberichtes und der Jahresrechnung sowie Beschlussfassung über die Verwendung des Bilanzgewinnes, insbesondere die Festsetzung der Dividende;
4. Entlastung der Mitglieder des Verwaltungsrates;
5. Beschlussfassung über die Gegenstände, die der

further authorized to delete entries in the share register as shareholder with voting rights with retroactive effect if they were effected on the basis of false information or if the respective person does not provide the information pursuant to Article 7 para. c).

g) Until an acquirer becomes a shareholder with voting rights for the shares in accordance with this Article 7, she/he may neither exercise the voting rights connected with the shares nor other rights associated with the voting rights.

III. ORGANIZATION

A. THE GENERAL MEETING

Article 8: Authorities

The General Meeting is the supreme corporate body of the Company. It has the following non-transferable powers:

1. to adopt and amend the Articles of Association;
2. to elect and recall the members of the Board of Directors and the Auditors;
3. to approve the annual report and the annual accounts as well as to pass resolutions regarding the allocation of profits as shown on the balance sheet, in particular to determine the dividends;
4. to grant discharge to the members of the Board of Directors;
5. to pass resolutions regarding issues which are reserved to the

Generalversammlung durch das Gesetz oder die Statuten vorbehalten sind oder ihr durch den Verwaltungsrat vorgelegt werden.

Artikel 9: Versammlungen / Sprache

Die ordentliche Generalversammlung findet jedes Jahr innerhalb von sechs Monaten nach Abschluss des Geschäftsjahres statt. Zeitpunkt und Ort, welcher im In- oder Ausland sein kann, werden durch den Verwaltungsrat bestimmt.

Ausserordentliche Generalversammlungen werden einberufen, sooft es notwendig ist, insbesondere in den vom Gesetz vorgesehenen Fällen.

Zu ausserordentlichen Generalversammlungen hat der Verwaltungsrat innerhalb von zwei Monaten einzuladen, wenn Aktionäre, die mindestens zehn Prozent des Aktienkapitals vertreten, schriftlich und unter Angabe der Verhandlungsgegenstände und der Anträge eine Einberufung verlangen.

Die Generalversammlungen werden in englischer Sprache abgehalten. Ein angemessener Übersetzungsservice wird zur Verfügung gestellt.

Artikel 10: Einberufung

Die Generalversammlung wird durch den Verwaltungsrat, nötigenfalls durch die Revisionsstelle einberufen. Das Einberufungsrecht steht auch den Liquidatoren zu.

Die Einladung erfolgt mindestens 20 Tage vor der Versammlung

General Meeting by law or by the Articles of Association or which are presented to it by the Board of Directors.

Article 9: Meetings / Language

The ordinary General Meeting shall be held annually within six months after the close of the business year. The Board of Directors determines the time and location of the General Meeting. The General Meeting can be held inside or outside of Switzerland.

Extraordinary General Meetings shall be called as often as necessary, in particular, in all cases required by law.

Extraordinary General Meetings shall be convened by the Board of Directors within 2 months if shareholders representing at least ten percent of the share capital request such meeting in writing, setting forth the items to be discussed and the proposals to be decided upon.

General Meetings will be conducted in English. Appropriate translation services will be provided.

Article 10: Notice

General Meetings shall be convened by the Board of Directors and, if need be, by the Auditors. The liquidators shall also be entitled to convene a General Meeting.

Notice of the General Meeting shall be given by publication in the durch Publikation im Schweizerischen Handelsamtsblatt. In der Einladung sind neben Tag, Zeit und Ort der Versammlung die Verhandlungsgegenstände sowie die Anträge des Verwaltungsrates und der Aktionäre bekanntzugeben, welche die Durchführung einer Generalversammlung oder die Traktandierung eines Verhandlungsgegenstandes verlangt haben.

Spätestens 20 Tage vor der ordentlichen Generalversammlung sind der Geschäftsbericht und der Revisionsbericht am Sitz der Gesellschaft zur Einsicht der Aktionäre aufzulegen. In der Einberufung zur Generalversammlung ist auf diese Auflegung und auf das Recht der Aktionäre hinzuweisen, die Zustellung dieser Unterlagen verlangen zu können.

Artikel 11 Traktanden

a) Der Verwaltungsrat nimmt die Traktandierung der Verhandlungsgegenstände vor.

b) Ein oder mehrere mit Stimmrecht eingetragene Aktionäre, die zusammen mindestens zehn Prozent des im Handelsregister eingetragenen Aktienkapitals der Gesellschaft vertreten, können vom Verwaltungsrat die Traktandierung eines Verhandlungsgegenstandes verlangen. Das Begehren um Traktandierung ist schriftlich unter Angabe der Verhandlungsgegenstände und der Anträge an den Präsidenten des Verwaltungsrates mindestens 45 Tage vor der Generalversammlung einzureichen.

c) Über Anträge zu nicht gehörig angekündigten Verhandlungsgegenständen, welche auch nicht im Zusammenhang mit einem gehörig traktandierten Verhandlungsgegenstand stehen, können keine Beschlüsse gefasst werden, ausser *in den gesetzlich* vorgesehenen Fällen.

Swiss Official Journal of Commerce at least 20 days before the date of the meeting. The notice shall state the day, time and place of the Meeting, the agenda, the proposals of the Board of Directors and the proposal of the shareholders who have requested the General Meeting or that an item be included on the agenda.

The annual business report and the Auditors' report must be submitted for examination by the shareholders at the registered office of the Company at least twenty days prior to the date of the ordinary General Meeting. Reference to such submission and to the shareholders' right to request the conveying of these documents to them shall be included in the notice to the General Meeting.

Article 11 Agenda

a) The Board of Directors shall state the items on the agenda.

b) One or more registered Shareholders which jointly represent at least ten percent of the share capital of the Company registered in the Commercial Register may demand that items be put on the agenda. Such demands shall be in writing and *shall specify the items and the proposals.* They have to be submitted to the Chairman at least 45 days before the date of the General Meeting.

c) No resolution shall be passed on items proposed only at the General Meeting and which have no bearing on any of the proposed items of the agenda, apart from those exceptions permitted by law.

Artikel 12: Vorsitz, Protokolle

Den Vorsitz der Generalversammlung führt der Präsident des Verwaltungsrates, bei dessen Verhinderung ein anderes Mitglied des Verwaltungsrates oder ein anderer von der Generalversammlung gewählter Tagespräsident.

Der Vorsitzende bezeichnet den Protokollführer und die Stimmenzähler, die nicht Aktionäre sein müssen.

Der Verwaltungsrat sorgt für die Führung der Protokolle, die vom *Vorsitzenden und vom Protokollführer zu unterzeichnen sind.*

Artikel 13: Beschlussfassung

Jede Aktie berechtigt, unter Vorbehalt der Bestimmungen unter Artikel 7, zu einer Stimme.

Die Generalversammlung fasst ihre Beschlüsse und vollzieht ihre Wahlen mit der absoluten Mehrheit der vertretenen Aktienstimmen, soweit nicht das Gesetz oder die Statuten abweichende Bestimmungen enthalten.

Kommt bei Wahlen im ersten Wahlgang die Wahl nicht zustande, findet ein zweiter Wahlgang statt, in dem das relative Mehr entscheidet.

Der Vorsitzende hat keinen Stichentscheid.

Der Vorsitzende bestimmt das Abstimmungsverfahren. Erfolgen die Wahlen nicht elektronisch, haben sie mittels Stimmzettel zu erfolgen, wenn mindestens 50 anwesende Aktionäre dies per Handzeichen verlangen.

Article 12: Chair, Minutes

The General Meeting shall be chaired by the chairman of the board of directors, or, in his absence, by another member of the Board of Directors, or by another chairman elected for that day by the General Meeting (the "Chairman").

The Chairman designates a Secretary for the minutes as well as the scrutineers who do not need to be shareholders.

The Board of Directors is responsible for the keeping of the minutes, *which are to be signed by the Chairman and by the Secretary.*

Article 13: Resolutions

Subject to the provisions of Article 7, each share entitles to one vote.

The General Meeting shall pass its resolutions and carry out its elections with an absolute majority of the share votes represented, to the extent that neither the law nor the Articles of Association provide otherwise.

If an election cannot be completed upon the first ballot, there shall be a second ballot at which the relative majority shall decide.

The Chairman shall have no casting vote.

The Chairman of the General Meeting shall determine the voting procedure. If the voting is not done electronically, voting shall be by ballot provided that more than 50 of the shareholders present so demand by a show of hands.

Artikel 14: Quoren

Ein Beschluss der Generalversammlung, der mindestens zwei Drittel der vertretenen Aktienstimmen und die absolute Mehrheit der vertretenen Aktiennennwerte auf sich vereinigt, ist erforderlich für:

1. die in Artikel 704 Abs. 1 OR sowie Art. 18 und 64 im *Bundesgesetz über Fusion, Spaltung, Umwandlung und* Vermögensübertragung (Fusionsgesetz)genannten Fälle;
2. die Erleichterung oder Aufhebung der Beschränkung der Übertragbarkeit der Namenaktien;
3. die Umwandlung von Inhaberaktien in Namenaktien;
4. *eine Änderung dieses Artikel 14 der Statuten;*

B. VERWALTUNGSRAT

Artikel 15: Wahl, Amtsdauer, Konstituierung

Der Verwaltungsrat besteht aus wenigstens drei und höchstens 15 Mitgliedern. Die Amtsdauer des Verwaltungsrats entspricht der gesetzlich zulässigen Maximaldauer längstens aber drei Jahren. Die erste Amtsdauer wird vom Verwaltungsrat für jedes Mitglied bei der ersten Wahl so festgelegt, dass jedes Jahr eine gleiche Anzahl Verwaltungsräte neu bzw. wiedergewählt werden müssen und spätestens nach drei Jahren sämtliche Mitglieder des Verwaltungsrats sich einer Wiederwahl haben stellen müssen. Diesbezüglich ist unter einem Jahr der Zeitraum zwischen zwei *ordentlichen, aufeinanderfolgenden Generalversammlungen* zu

Article 14: Quorums

A resolution of the General Meeting passed by at least two thirds of the represented share votes and the absolute majority of the represented shares par value is required for:

1. the cases listed in art. 704 para. 1 CO and in art. 18 and 64 *merger law* ;
2. the easement or abolition of the restriction of the transferability of the registered shares;
3. the conversion of bearer shares into registered shares;
4. any change to the provisions of this article 14;

B. THE BOARD OF DIRECTORS

Article 15: Election, Term of Office, Constitution

The Board of Directors shall consist of a minimum of three and a maximum of 15 members. The term of office shall correspond to the maximum term legally allowed but shall not exceed three years. The Board of Directors shall determine the first term of office of each Director in such a way that each year, an equal number of Directors shall be newly elected or re-elected and in such manner that all members will have been subject to re-election after a period of three years. In this regard, one year shall mean the period between two ordinary consecutive General Meetings. In the event of an increase or a decrease of the number of Directors, the Board of verstehen. Im Falle einer Zu- oder Abnahme der Anzahl der Mitglieder des Verwaltungsrats, bestimmt der Verwaltungsrat die neue Reihenfolge der Wiederwahlen. Infolgedessen kann die Amtsdauer einzelner Mitglieder des Verwaltungsrats weniger als drei Jahre betragen. Die Amtsdauer läuft mit dem Tag der nächsten ordentlichen Generalversammlung ab. Wenn vor Ablauf dieser Amtsdauer aus irgendeinem Grunde Verwaltungsräte ersetzt werden, läuft die Amtsdauer der neu hinzu gewählten Mitglieder mit der ordentlichen Amtsdauer ihrer Vorgänger ab.

Directors shall establish a new order of rotation. In this context the term of office of some Directors may be less than three years. The term of office of a member of the Board of Directors shall, subject to prior resignation or removal, expire upon the day of the next ordinary General Meeting. Newly-appointed members shall complete the term of office of their predecessors.

Der Verwaltungsrat konstituiert sich selbst. Er bezeichnet seinen Präsidenten und den Sekretär, der weder Aktionär noch Mitglied des Verwaltungsrates sein muss.

The Board of Directors shall constitute itself. It appoints its Chairman as well as a Secretary who does not need to be a shareholder or a member of the Board of Directors.

Artikel 16: Oberleitung, Delegation

Dem Verwaltungsrat obliegt die oberste Leitung der Gesellschaft und die Überwachung der Geschäftsführung. Er vertritt die Gesellschaft nach aussen und besorgt alle Angelegenheiten, die nicht nach Gesetz, Statuten oder Reglement einem anderen Organ der Gesellschaft übertragen sind.

Der Verwaltungsrat kann die Geschäftsführung oder einzelne Teile derselben sowie die Vertretung der Gesellschaft, an eine oder mehrere Personen, Mitglieder des Verwaltungsrates oder Dritte, die nicht Aktionäre sein müssen, übertragen. Er erlässt das Organisationsreglement und ordnet die entsprechenden Vertragsverhältnisse.

Article 16: Ultimate Direction, Delegation

The Board of Directors is entrusted with the ultimate direction of the Company as well as the supervision of the management. It represents the Company towards third parties and attends to all matters which are not delegated to or reserved for another corporate body of the Company by law, the Articles of Association or the regulations.

The Board of Directors may entrust the management and the representation of the Company wholly or in part to one or several persons, members of the Board of Directors or third parties who need not be shareholders of the Company. The Board of Directors shall enact the organizational regulation and arrange for the appropriate contractual relationships.

Artikel 17: Aufgaben

Der Verwaltungsrat hat folgende unübertragbare und unentziehbare

Article 17: Duties

The Board of Directors has the following non-transferable and ir-

Aufgaben:

1. Oberleitung der Gesellschaft und Erteilung der nötigen Weisungen;
2. Festlegung der Organisation;
3. Ausgestaltung des Rechnungswesens, des internen Kontrollsystems (IKS), der Finanzkontrolle und der Finanzplanung sowie die Durchführung einer Risikobeurteilung;
4. Ernennung und Abberufung der mit der Geschäftsführung und der Vertretung betrauten Personen und Regelung der Zeichnungsberechtigung;
5. Oberaufsicht über die mit der Geschäftsführung betrauten Personen, namentlich im Hinblick auf die Befolgung der Gesetze, Statuten, Reglemente und Weisungen;
6. Erstellung des Geschäftsberichtes sowie Vorbereitung der Generalversammlung und Ausführung ihrer Beschlüsse;
7. Benachrichtigung des Richters im Falle der Überschuldung;
8. Beschlussfassung über die nachträgliche Leistung von Einlagen auf nicht vollständig liberierte Aktien;
9. Beschlussfassung über die Feststellung von Kapitalerhöhungen und daraus folgende Statutenänderungen;
10. Prüfung der Einhaltung der gesetzlichen Bestimmungen betreffend Einsetzung, Wahl und fachlichen

revocable duties:

1. to ultimately direct the Company and issue the necessary directives;
2. to determine the organization;
3. to organize the accounting, the internal control system (ICS), the financial control, and the financial planning as well as to perform a risk assessment;
4. to appoint and recall the persons entrusted with the management and representation of the Company and to grant signatory power;
5. to ultimately supervise the persons entrusted with the management, in particular with respect to compliance with the law and with the Articles of Association, regulations and directives;
6. to prepare the business report, as well as the General Meeting and to implement the latter's resolutions;
7. to inform the judge in the event of over-indebtedness;
8. to pass resolutions regarding the subsequent payment of capital with respect to non-fully paid-in shares;
9. to pass resolutions confirming increases in share capital and regarding the amendments to the Articles of Association entailed thereby;
10. to examine compliance with the legal requirements regarding the appointment, election and the professional qualifications

Voraussetzungen der Revisionsstelle;

11. Abschluss von Verträgen gemäss Art. 12, 36 und 70 des Fusionsgesetzes.

Artikel 18: Organisation, Protokolle

Sitzungsordnung, Beschlussfähigkeit (Präsenz) und Beschlussfassung des Verwaltungsrates richten sich nach dem Organisationsreglement.

Der Vorsitzende hat keinen Stichentscheid.

Über die Verhandlungen und Beschlüsse des Verwaltungsrates ist ein Protokoll zu führen. Das Protokoll ist vom Vorsitzenden und vom Sekretär des Verwaltungsrates zu unterzeichnen.

Artikel 19: Vergütung

Die Mitglieder des Verwaltungsrates haben Anspruch auf Ersatz ihrer im Interesse der Gesellschaft aufgewendeten Auslagen sowie auf eine ihrer Tätigkeit entsprechende Vergütung, die der Verwaltungsrat selbst einstimmig festlegt.

C. REVISIONSSTELLE

Artikel 20: Revisionspflicht, Wahl und Einsetzung der Revisionsstelle

Die Generalversammlung wählt eine Revisionsstelle gemäss den Bestimmungen dieses Artikels. Die Revisionsstelle ist in das

of the Auditors.

11. to execute the agreements pursuant to art. 12, 36 and 70 of the merger law.

Article 18: Organization, Minutes

The organization of the meetings, the presence quorum and the passing of resolutions of the Board of Directors shall be in compliance with the organizational regulation.

The Chairman shall have no casting vote.

Minutes shall be kept of the deliberations and resolutions of the Board of Directors. The minutes shall be signed by the Chairman and the Secretary of the Board of Directors.

Article 19: Compensation

The members of the Board of Directors are entitled to reimbursement of their expenses incurred in the interest of the Company and to compensation corresponding to their activities, as determined by all of the Board of Directors.

C. THE AUDITORS

Article 20: Duty of Audit, Election and Appointment of Auditors

The General Meeting shall elect the Auditors according to the terms of this article. The Auditors are to be registered in the Register of

Handelsregister einzutragen.	Commerce.
Die Gesellschaft hat ihre Jahresrechnung durch eine Revisionsstelle ordentlich prüfen zu lassen.	The Auditors shall perform a regular audit of the Company's annual financial statements.
Der Verwaltungsrat ist verpflichtet, die Einhaltung dieser Bestimmungen zu überwachen und der Generalversammlung eine Revisionsstelle zur Wahl vorzuschlagen, welche die entsprechenden Anforderungen insbesondere hinsichtlich fachlicher Qualifikation und Unabhängigkeit gemäss den Vorschriften des Obligationenrechts (Art. 727 ff.) und Revisionsaufsichtsgesetzes vom 16. Dezember 2005 in der jeweiligen Fassung erfüllt.	The Board of Directors shall monitor compliance with these requirements and nominate for election by the General Meeting such Auditors which meet the respective requirements, in particular, regarding qualification and independence pursuant to the provisions of the CO (art. 727 et seq.) and the applicable law on supervision of auditors.
Die Amtsdauer der Revisionsstelle beträgt 1 Jahr. Ihr Amt endet mit der Abnahme der letzten Jahresrechnung. Wiederwahl und Abberufung sind jederzeit möglich.	The Auditors' term of office shall be 1 year. It shall end with the approval of the last annual financial accounts. Re-election and revocation are possible at any time.
Artikel 21: Aufgaben der Revisionsstelle	**Article 21: Duties of the Auditors**
Die Revisionsstelle hat die Rechte und Pflichten gemäss Art. 728 ff. OR.	The Auditors' rights and obligations are those foreseen in art. 728 et seq. CO.
Die Revisionsstelle muss an der Generalversammlung anwesend sein, welche die Jahresrechnung und gegebenenfalls die Konzernrechnung genehmigt und über die Verwendung des Bilanzgewinns beschliesst. Durch einstimmigen Beschluss kann die Generalversammlung auf die Anwesenheit der Revisionsstelle verzichten.	The Auditors must attend the General Meeting which approves the annual financial accounts as well as, if applicable, the consolidated financial statements and which resolves upon the distribution of the profits. By an unanimous vote the General Meeting may waive its right to the Auditors' presence.

IV. RECHNUNGSLEGUNG

Artikel 22: Jahresrechnung

Die Jahresrechnung, bestehend aus der Erfolgsrechnung, der Bilanz und dem Anhang, wird gemäss den Vorschriften des Schweizerischen Obligationenrechts, insbesondere der Artikel 662a ff. und 958 ff., sowie nach den allgemein anerkannten kaufmännischen und branchenüblichen Grundsätzen aufgestellt.

Beginn und Ende des Geschäftsjahres werden durch den Verwaltungsrat festgelegt.

Artikel 23: Gewinnverteilung

Unter Vorbehalt der gesetzlichen Vorschriften über die Gewinnverteilung, insbesondere Artikel 671 ff. OR, steht der Bilanzgewinn zur Verfügung der Generalversammlung.

Die Dividende darf erst festgesetzt werden, nachdem die dem Gesetz entsprechenden Zuweisungen an die gesetzlichen Reserven abgezogen worden sind. Alle Dividenden, welche innerhalb von fünf Jahren nach ihrer Fälligkeit nicht bezogen worden sind, verfallen zugunsten der Gesellschaft.

IV. ACCOUNTING PRINCIPLES

Article 22: Annual Accounts

The annual accounts, consisting of the profit and loss statement, the balance sheet and the annex, shall be drawn up in accordance with the provisions of the Swiss Code of Obligations, in particular art. 662a et seq. and 958 et seq. CO, and in accordance with generally accepted commercial principles and customary rules in that business area.

The board of directors shall determine the date of beginning and closing of the Company's annual accounts.

Article 23: Distribution of Profits

Subject to the legal provisions regarding the distribution of profits, in particular art. 671 et seq. CO, the profits as shown on the balance sheet may be allocated by the General Meeting at its discretion.

The dividend may only be determined after the transfers foreseen by law to the compulsory reserve funds have been deducted. All dividends unclaimed within a period of five years after their due date shall be forfeited to the Company.

V. BEENDIGUNG

Artikel 24: Auflösung und Liquidation

Die Generalversammlung kann jederzeit die Auflösung und Liquidation der Gesellschaft nach Massgabe der gesetzlichen und statutarischen Vorschriften beschliessen.

Die Liquidation wird durch den Verwaltungsrat durchgeführt, sofern sie nicht durch die Generalversammlung anderen Personen übertragen wird.

Die Liquidation der Gesellschaft erfolgt nach Massgabe der Artikel 742 ff. OR. Die Liquidatoren sind ermächtigt, Aktiven (Grundstücke eingeschlossen) auch freihändig zu verkaufen.

Nach erfolgter Tilgung der Schulden wird das Vermögen unter die Aktionäre nach Massgabe der eingezahlten Beträge verteilt.

VI. BENACHRICHTIGUNG

Artikel 25: Mitteilungen und Bekanntmachungen

Publikationsorgan der Gesellschaft ist das Schweizerische Handelsamtsblatt

Mitteilungen der Gesellschaft an die Aktionäre sowie andere Bekanntmachungen erfolgen durch Publikation im Schweizerischen Handelsamtsblatt.

V. LIQUIDATION

Article 24: Dissolution and Liquidation

The General Meeting may at any time resolve the dissolution and liquidation of the Company in accordance with the provisions of the law and of the Articles of Association.

The liquidation shall be carried out by the Board of Directors to the extent that the General Meeting has not entrusted the same to other persons.

The liquidation of the Company shall take place in accordance with art. 742 et seq. CO. The liquidators are authorized to dispose of the assets (including real estate) by way of private contract.

After all debts have been satisfied, the net proceeds shall be distributed among the shareholders in proportion to the amounts paid-in.

VI. INFORMATION

Article 25: Notices and Announcements

The publication instrument of the Company is the Swiss Official Journal of Commerce.

Shareholder invitations and communications of the Company shall be published in the Swiss Official Journal of Commerce.

VII. SACHEINLAGEN, SACHÜBERNAHMEN UND BESONDERE VORTEILE

Artikel 26: Sacheinlage

Die Gesellschaft übernimmt von IAWS Group Plc [144'161'048] vollständig liberierte Aktien der IAWS Group Plc, welche je mit jeweils [CHF 25.09] bewertet sind. Der Erwerb wird getilgt durch die Übergabe von [72'080'524] Namenaktien der Gesellschaft zu nominell je CHF 0.02.

Zürich, den 21. August 2008

VII. CONTRIBUTIONS IN KIND, ACQUISITION OF ASSETS AND SPECIAL BENEFITS

Article 26: Contributions in kind

The company acquires [144'161'048] fully paid shares in IAWS Group Plc which are valued at [CHF 25.09] each. The acquisition will be paid through the disposal of [72'080'524] registered shares in the company with a par value of CHF 0.02 each.

Zurich, 21. August 2008

Exhibit 99.3

IAWS GROUP plc

05

Annual Report and Accounts 2005


Snack pack
Cuisine de France

Contents



The Group has Lifestyle Food operations in Ireland, the UK, France, the USA and Canada servicing over 50,000 customers. It also has nutrition/agri operations in Ireland and the UK.





Corporate Profile



IAWS Group, plc is an international food and nutrition/agri company. The Group has Lifestyle Food operations in Ireland, the UK, France, the USA and Canada servicing over 50,000 customers. This Lifestyle Food business focuses on niche high quality growth segments of the bakery and convenience food markets. The Group has its roots in the Irish agricultural industry and continues to maintain a leadership position in Ireland and the UK in the areas of animal feed, fertiliser and marine protein and oil. IAWS Group, plc is listed on the Dublin and London Stock Exchanges and has been publicly quoted since 1988.

Dublin ticker symbol IAW ID London ticker symbol IAW LN Website: www.iaws.com

Financial Highlights

YEAR ENDED 31 JULY, 2005

"Overall the Group performed very well in 2005 notwithstanding the challenging market environment. Our food business performance was excellent with strong organic growth evident across all markets. We are achieving operational and business enhancements as a result of our continuing capital investment and acquisition programmes. The strong cash generative nature of our portfolio of businesses means that the Group is well positioned to invest in its further expansion."

Owen Killian, Chief Executive Officer.

Financial Highlights	**2005** €'000	2004 €'000	% Change
Group Turnover - Continuing Operations	**1,408,174**	1,276,269	10%
Group Operating Profit (pre goodwill)	**96,604**	84,648	14%
Share of Associates & Joint Venture	**27,478**	24,490	12%
Total Operating Profit (pre goodwill)	**124,082**	109,138	14%
Pre Tax Profits*	**111,690**	97,722	14%
Diluted Earnings Per Share (adjusted)* (Cent)	**70.4**	62.1	13%
Dividends Per Share (Cent)	**11.89**	10.52	13%

** Before goodwill amortisation and exceptional items*

Shareholder Analysis as at 31 July 2005



United Kingdom	27%
Ireland	13%
North America	16%
Continental Europe	6%
Retail	16%
IAWS Nominees Ltd (50 Irish & UK Co-ops)	18%
Directors	0.5%
Miscellaneous	3.5%

Shares in issue: 124.9 million

Total Shareholder Return over the last 10 years


Share Price
September 2005 €11.50
467% return since 1996
239% return since 1996
Closing Share Price
31/07/96 €2.12
IAWS
ISEQ
12
10
8
6
4
2
1996
1998
2000
2002
2005

Five Year Financial Performance


Total Sales €100m
Total Operating Profit pre Goodwill €m
Free Cash Flow (inc. disposal) €m
Diluted Earnings per Share (Cent)
Group Operating Margin (%)
01
02
03
04
05

EPS Growth over 5 years

	2001	2002	2003	2004	**2005**
Adjusted diluted EPS (Cent)	37.5	44.8	53.0	62.1	**70.4**
Year on Year Growth	19%	19%	18%	17%	**13%**
Growth 2001-2005					**88%**

Cashflow

	2001	2002	2003	2004	**2005**
Free Cash (including disposal proceeds)	75,226	86,375	95,707	89,757	**101,159**
Acquisition/Development Expenditure	(71,634)	(176,792)	(82,418)	(79,927)	**(158,113)**



Chairman's Statement

DENIS LUCEY, CHAIRMAN

For the year ended July 2005 IAWS Group, plc achieved another strong performance in challenging markets. Pre tax profits (before goodwill amortisation and exceptional items) rose by 14.3 per cent to €111.7m. For the eighth year running, IAWS Group, plc achieved double digit diluted earnings per share growth (before goodwill amortisation and exceptional items). Diluted EPS (adjusted for goodwill and exceptional items) of 70.41 cent represented a 13.4 per cent increase on last year's figure. Group sales (excluding the Joint Venture with Tim Hortons) grew by 10.3 per cent, a very strong performance.

The Food business achieved strong growth in all markets and, including acquisitions, increased sales by 22.6 per cent to €892m. Year on year organic sales growth was 12.1 per cent.



Over the course of the year the Group had a capital investment spend of €63m to support strong operational platforms, improve customer service and enhance product offerings in Europe and North America. Substantial capital investment is continuing across the Group to ensure quality, innovation and competitive delivery to market.

The Group now distributes high quality bakery and convenience food products internationally to over 50,000 outlets in Ireland, the UK, France, the USA and Canada. New product offerings were introduced across all markets during the year.

The Group made its largest ever acquisition during the year with the Groupe Hubert acquisition in France. This was completed in December 2004 and made an excellent initial €7.4m contribution to operating profits over the period. Groupe Hubert achieved 8 per cent growth in the 33 weeks since completion.

Associates and Joint Venture in Food, Hiestand, Odlum and the Tim Horton JV, contributed €25m to Operating Profits, a 13 per cent increase.

Nutrition/Agri experienced difficult market conditions with sales falling by 4.3 per cent to €563m and operating profits down 18 per cent at €22.7m, partially attributable to a disposal. The business continues to contribute strongly to cash flow.

"The Group made its largest ever acquisition during the year with the Groupe Hubert acquisition in France. This was completed in December 2004 and made an excellent initial €7.4m contribution to operating profits over the period to 31 July 2005."



Board Appointments

In April 2005 Philip Lynch announced his intention to retire as Chairman of IAWS Group, plc. I was subsequently appointed Chairman Designate of the Board and became Chairman on 31 August 2005. On behalf of the Board of IAWS Group, plc, I thank Philip for his invaluable leadership of the Group whilst CEO and Chairman.

On 20 July 2005, Mr. Patrick McCarrick announced his retirement from the Board. We would like to thank Patrick for his invaluable contribution to the Board during his 17 years as a Director.

Management and Staff

I would like to congratulate the management team and staff of the Group and all its subsidiaries for another exceptional performance in the 2005 financial year. The continued success of IAWS Group, plc is attributable to the hard work and commitment of all its employees and their innovative approach to building the Group as a whole.

Looking forward I believe IAWS Group, plc is strategically well positioned in all of its markets to continue taking advantage of growth opportunities.

Denis Lucey

Denis Lucey
Chairman
23 September 2005



Review of Business Operations

OWEN KILLIAN, CHIEF EXECUTIVE OFFICER

Dear Shareholder,

Thank you for your continued interest in IAWS Group, plc. The key feature of this our 17th year as a publicly quoted company was the excellent performance from our food business, which was due to a combination of organic and acquisition led growth. Food now accounts for 80 per cent of Total Operating Profit of €98.9m, following a repositioning and investment expenditure of €715m over the past eight years.

Turnover

Group turnover was 10.3 per cent higher at €1.4 billion compared with €1.27 billion in 2004. Within this, Food showed very strong growth of 22.6 per cent at €892m while Nutrition/Agri sales contracted by 4.3 per cent to €563m. Year on year underlying sales growth in the Food business was 12.1 per cent. Underlying sales in Ireland increased by 6 per cent, in the UK by 13 per cent and in North America by over 20 per cent.

Operating Profit

Operating Profit (adjusted for goodwill and exceptional items) was up 13.7 per cent at €124.1m versus €109.1m in 2004. The Food business contributed €73.9m. This represents an increase of 30 per cent from €57m in 2004. Of this 30 per cent growth, 17 per cent comprised year on year organic growth and 13 per cent was derived from acquisitions. Groupe Hubert, which was acquired in December 2004, had an excellent performance generating profits of €7.4m in the 33 weeks consolidated in Group accounts.



In Nutrition/Agri operating profits of €22.7m were 18 per cent down on last year's €27.7m. Nutrition/Agri Associates contributed a further €2.5m versus €2.4m in 2004, an increase of 4 per cent. The reduction in turnover and profit was due to a combination of falls in fertiliser and feed ingredient volumes coupled with lower marine protein prices and the disposal of an animal protein business.

Earnings

Diluted earnings per share (adjusted for goodwill and exceptional items) increased by 13.4 per cent to 70.41c from 62.10c in the previous year. Pre tax profits (adjusted for goodwill and exceptional items) increased by 14.3 per cent to €111.7 million compared with €97.7m in 2004. A final dividend of 6.052 cent is proposed giving a total dividend for the year of 11.887 cent per share, an overall increase of 13 per cent.

"A very strong performance by the Food business was driven by a combination of organic and incremental acquisition-led growth. Food now accounts for 80 per cent of total operating profit at €98.9m."

Capital Investment

During the year, a €63m capital investment programme was carried out. This capital investment involved commissioning additional production facilities in La Brea Bakery New Jersey and the completion of the new manufacturing and distribution facility for Carroll Cuisine in Ireland. The Group also spent €110m on acquisitions which included the purchase of Groupe Hubert in France, our largest ever acquisition. Groupe Hubert brings a substantial organic expansion of the customer base and product range. Group operating margin improved to 6.9 per cent from 6.6 per cent in the previous year.

IAWS Technology

To thrive in a knowledge economy, companies must continually develop and apply new forms of knowledge and new ideas. The innovation process by which these ideas are exploited to create new concepts, products, processes and services is the cornerstone of our competitiveness. The continual development of *IAWS Technology* will effectively ensure Knowledge Management throughout the Group and this will be an integral component of our ongoing success.

Associates and Joint Venture

Associates and Joint Venture Food operations, including Hiestand, Odlum and the Tim Hortons joint venture, contributed a further €25m, 13 per cent up on the previous year's €22.1m. The strength of this growth is primarily attributable to the first full year's contribution from the completed roll out of the "Always Fresh" concept to the entire estate of Tim Hortons stores.

Cashflow

Free cash flow increased by 12.7 per cent to €101 million or 80.21c per share. The Group's balance sheet remains strong, with net debt of €216m compared with €141m last year after expenditure of €173m on acquisitions and capital projects.





Food Review


Carroll
ROMA
2 DEMI BAGUETTES

"Key to the future success of the Lifestyle Food business is continuous refinement of our operations in each market to ensure at all times that we are providing quality, service and convenience to our customers and the consumer."

Food Review

The Lifestyle Food business is the main generator of growth within IAWS Group, plc. It focuses on providing convenience, quality, value and service to consumers. On an ongoing basis, the business successfully adapts to changing consumer lifestyle and eating habits where traditional foods are being displaced. It has developed by repositioning into niche growth sectors of the market with an investment of €715m since 1998 based on servicing changing customer lifestyles. Today Food accounts for 80 per cent of operating profit and supplies over 50,000 outlets in Ireland, the UK, France and North America.

Key to the future success of the Lifestyle Food business is continuous refinement of our operations in each market to ensure at all times that we are providing quality, service and convenience to our customers and the consumer.

Ireland

The lifestyle food business in Ireland performed well, achieving six per cent sales growth, notwithstanding the degree of penetration already achieved by the Group in its important home market.



Today our Irish Lifestyle Food business can provide a complete food offering for a convenience store. With the Cuisine de France brand, a full in-store bakery is offered, with a wide variety of freshly baked breads and pastries. Pierre's offers a selection of hot food products, whilst Carroll Cuisine provides a full deli counter offering of cold meats and salads, as well as ready prepared meals.

Cuisine de France achieved solid growth. In-store bakery continues to grow as a category within the retail sector and has underpinned the performance of the business. A new promotional and marketing campaign was launched for the Cuisine de France brand in January 2005. This programme was highly successful and post campaign research identified strong brand recognition and brand loyalty.


for the taste

Cuisine de France Rebranding

In January 2005, a new promotional and marketing campaign was launched to strengthen Cuisine de France's position as the in-store bakery market leader. The campaign focused on evolving trends in the retail market by developing the brand and packaging in line with changing consumer lifestyles. It was supported by TV, radio and outdoor advertising.



Food Review

Food - Ireland (continued)

The "Cuisine de France At Home" range of ambient bread products, which can be baked at home by consumers, has shown excellent growth since it was first launched on the market in 2004. Consumer research has shown it is now the leading brand in the bake at home ambient bread category.

Carroll Cuisine based in Tullamore, Co. Offaly, is the leading supplier of premium meats and sandwich fillings to delicatessens and convenience stores in Ireland. During the year the Group commissioned a new €8m state-of-the-art manufacturing and distribution facility. This new facility has doubled capacity and will facilitate future growth.

A key to growth in the Irish market is the development of both new products and concepts. Carroll Cuisine has worked at developing and enhancing the fresh offering into the convenience store sector, extending the range of salads and sandwich fillings available. Lifestyle Foods now has an additional concept, the complete deli counter, which it can offer to convenience store retailers.

During the second half of the 2005 financial year we have test marketed La Brea bread and Tim Hortons donuts in the Irish market. Testing of these products will continue until early 2006.

Shamrock Foods is one of Ireland's leading providers of sales, ambient logistics and administrative services to leading brands such as Masterfoods and Weetabix.



During the period Shamrock Foods logistics system benefited from the introduction of the IAWS Food Group enterprise resource planning system (ERP). The system provides substantial benefits to Shamrock and its agency customers. This ERP system is being implemented throughout the Lifestyle Food business and is now fully operational across all the food businesses in Ireland and North America.

Shamrock is the leading Irish brand in the home bakery category and has recently expanded its product range, introducing new products such as snack packs to meet increasing customer demand for healthier snack products.

Shamrock Foods targeted the growing demand for Italian convenience food with its leading Roma brand. Roma, Irelands number one pasta brand, continued to generate excellent sales growth. A number of new product lines were launched during the year, including bruschetta toppings, premium pasta and condiment sauces.


4 PETITS PAINS
Oven Fresh Bread in Minutes

The Group is committed to the further development of the Lifestyle Foods Ireland business to service future growth and evolving customer requirements. Success in this sector is increasingly dependent on product development and innovation. Plans are being formulated for a new state-of-the-art production facility that will also cater for the research and development requirements of the Food Group.

Shamrock - Number One Homebake Brand

Shamrock, Irelands No.1 Homebaking Brand, launched a nationwide competition in association with the RTE Guide to find - and reward - Ireland's Shamrock Baker. Shamrock invited students aged between 12-16 to design and enter a baking recipe for their favourite celebrity. Students were challenged with modernising a traditional baking recipe - or inventing a totally new one. Recipes could include anything from scones and breads to health-conscious desserts. Shamrock chose 8 finalists and presented them with cooking utensils and Shamrock product to practise for a final "Bake Off", which took place in Dublin in March 2005.



Food Review



"There is considerable opportunity for development in the UK outside the greater London area where Delice de France was initially established. UK Lifestyle Foods management has identified large centres of population with substantial expansion potential."

Food - United Kingdom

Very satisfactory underlying sales growth of 13 per cent was achieved in the UK in the period. The results also benefited from ongoing integration in the food business. Product and concept innovation, together with greater market penetration, continue to be the real drivers of the business.



There is considerable opportunity for development in the UK outside the greater London area where Delice de France was initially established. UK Lifestyle Foods management has identified large centres of population with substantial expansion potential.

The UK convenience store sector continues to consolidate, with the multiples entering this market segment. There is significant investment taking place in this retail sector through the upgrading of stores and investment in the in-store bakery category. The upgrading of the convenience stores has made them more relevant to consumer needs and enabled them to compete and survive in an increasingly competitive market. This consolidation is potentially positive for the development of our UK Lifestyle Foods business and affords an opportunity to provide new food retailing solutions to this dynamic sector. Lifestyle Food remains the number one in-store bakery provider through Cuisine de France in the UK and Ireland.



Delice de France

Delice de France is the UK's leading provider of innovative and authentic continental bakery products to the food service trade. During the year the company was honoured with the ultimate food service accolade at the annual British Frozen Food Federation Awards: by winning the gold award in the Best New Bakery/Pastry Product Category. Delice de France believes that new product development is core to the success of the business and the company remains committed to constantly striving to develop new products for their customers.



Food Review

Food - United Kingdom (continued)

UK Retail businesses are becoming increasingly competitive. Nevertheless within the retail landscape, the in-store bakery segment of convenience stores is still a growth category. Lifestyle Foods is committed to working with our customers to expand this category, enabling them to successfully compete in the marketplace.

Foodservice performed very well in the period and recovered substantially from the business interruption experienced in London in November 2004 when the cold store facility at the Delice de France distribution centre at Southall in London was partially destroyed by fire. The total focus over the period was to maximise customer deliveries and service levels while minimising disruption. Customers were serviced through outlying depots until the newly rebuilt facility was opened in May 2005. While some customers were lost during this period, a concerted effort to regain their business is proving successful.



The integration of the businesses in the UK is now substantially complete, with IT integration scheduled to commence in the second half of the 2006 financial year. The benefits from integrating the sales teams in this market are starting to flow through.

In the latter part of the financial year, the testing of La Brea Bakery bread and Tim Hortons donuts commenced in the UK. Results to date are positive with high quality convenience stores and multiples adopting the product. However the process is still at an early stage and further testing will be needed before reaching a decision on making La Brea bread a permanent product offering in the UK and Irish markets.

2005 was a very challenging year for the UK management and employees. The growth achieved in this market during the year is a testament to their hard work and dedication to the Group. Excellent growth opportunities exist in this market and Lifestyle Foods is well positioned to take advantage of these opportunities.

"A key strength of Groupe Hubert is its new product development capabilities. A high priority is attached to continuously developing new products, enabling the business to differentiate product offering to consumers."

Food - France

In December 2004, IAWS Group made its largest ever acquisition, acquiring Groupe Hubert, a French food company. Groupe Hubert supplies customised, innovative viennosierie, traiteur, reception and patisserie solutions to the craft and foodservice markets in France.

Groupe Hubert underlying sales grew by eight per cent in the period since acquisition, with its primary frozen product category performing very well. Groupe Hubert presents IAWS Group, plc with exciting new growth opportunities and provides a major presence in the French food market. The business has an extensive sales, telesales and logistical network which services over 20,000 customers throughout France.

A key strength of Groupe Hubert is its new product development capabilities. A high priority is attached to continuously developing new products, enabling the business to differentiate product offering to consumers. Twice yearly, Groupe Hubert launches and successfully markets a substantial number of new products by means of an updated product catalogue.



The acquisition of Groupe Hubert is an extension of the existing business model into a new geographical territory. The company is an excellent strategic fit with a highly cash generative business model.

Groupe Hubert's success is based on its pioneering abilities in the creation and distribution of bakery and savoury products. It has expertise in creating the products the market requires and a proven ability to deliver them. There is considerable potential for other IAWS Group food companies to benefit from Groupe Hubert's knowledge and experience.



Coup de Pates

Coup de Pates is the primary brand of Groupe Hubert, acquired by IAWS Group, plc in December 2004. Coup de Pates supplies customised, innovative solutions to the specialist bakery and foodservice markets in France. Boulangerie and bakery products are at the very heart of tradition in France, the second largest bakery market in Europe after Germany. Coup de Pates is a pioneer in the creation and distribution of bakery and savoury products in France.



Food Review



"La Brea Bakery is now well established as the premium artisan bread brand in the USA. It is the only branded artisan bread provider that has coast to coast geographic reach."

Food - United States of America

La Brea Bakery is now well established as the premium artisan bread brand in the USA. It is the only branded artisan bread provider that has coast to coast geographic reach.

La Brea bread is unique as it is baked using a starter made from flour, water and organic grapes. This is in contrast to most breads which are baked using commercial yeast. Unlike a commercial yeast, a starter contains active, wild yeasts that cause the dough to rise slowly over time, allowing the bread to develop its deep, complex flavours, textures and uniquely aerated and creamy-coloured interior. La Brea places huge importance on ensuring it always has the best recipes, ingredients and resources, enabling it to set the highest standards for its category.

La Brea Bakery and Cuisine de France Inc performed excellently during the year, with underlying sales growth of over 20 per cent. Additional manufacturing capacity was commissioned in La Brea Bakery New Jersey which was essential to meet the strongly growing demand. A further €50m will be invested in the New Jersey bakery in the coming year to increase capacity to satisfy anticipated future demand.



Healthy eating and diet continue to be a priority for many consumers across America. La Brea bread is well placed to satisfy this demand, with products that contain no artificial additives or preservatives. This trend has resulted in a substantial increase in sales of wholegrain breads since we acquired La Brea. The business is continually developing and testing new products with customers.



Food Review





New product development and extension of the product range are important elements in the success of Cuisine de France Inc and La Brea. The integration of these two businesses was completed during the period and they now operate on the Lifestyle Food business' enterprise resource planning (ERP) system. One sales team covers all of the USA, providing a stronger combined sales force and a united approach to the customers they serve.

Growth is being achieved in both the foodservice and retail sectors. The US offers exciting potential and continued growth is expected in this market.

Associate and Joint Venture

Hiestand

In July 2003, IAWS Group, plc acquired a 22 per cent shareholding in the Hiestand Group. IAWS Group, plc is very pleased with its investment in Hiestand, with Hiestand achieving 13 per cent sales growth in the first nine months of 2005. Hiestand is a specialist manufacturer and distributor of Swiss gourmet bakery products with operations in Switzerland, Germany, Austria, Poland, Japan and Asia. In December 2003, IAWS Group, plc acquired the Hiestand UK business and now has sole sales and distribution rights for the Hiestand brand in the UK and Ireland.



La Brea - Children's Garden project

La Brea Bakery has committed to being the primary corporate sponsor of the "Garden School Project/El Projecto del Jardin" in Los Angeles. This project aims to create educational organic school gardens and "teaching kitchen" classrooms particularly in socially disadvantaged areas of the city. These gardens will then be used by the students to grow their own plants and vegetables and use them in the kitchen classroom. The aim is for the garden to be a true community effort with students, school staff, the parent teacher association's all working together to design and create these gardens.

"The Tim Horton's 'Always Fresh' concept enables the restaurants to offer fresh products all day and night since stores are open 24-hours."





Tim Hortons

Tim Hortons is the largest coffee and baked goods chain in Canada. In 2001, IAWS Group, plc and Tim Hortons launched the Maidstone Bakery joint venture in Brantford, Ontario. This joint venture consists of a world-class, 300,000-square-foot par-baking facility. The joint venture facility transformed the Tim Hortons business as their restaurants can now produce freshly baked goods in just a few minutes at all Tim Hortons restaurants under their "Always Fresh" bakery concept. The 'Always Fresh' concept enables the restaurants to offer fresh products both day and night since stores are open 24-hours. The joint venture also supplies Cuisine de France Inc's bread-offering in the USA.

This was the first reported period where sales to the entire estate of Tim Hortons restaurants was serviced by the Maidstone Bakery joint venture and the sales growth of 17 per cent achieved by the joint venture in the period should be viewed in this context. Tim Hortons achieved same store sales growth in its second-quarter ended 3 July 2005 of 5.6 per cent in Canada and 9.1 per cent in the USA.

Future growth will be generated from new store openings, new product development and expansion of the product range.



Tim Hortons

Tim Hortons was founded in 1964 in Ontario, Canada, as a coffee and donut shop. Today Tim Hortons is a coffee, baked goods, soup and sandwich chain. The chain today has 2,801 stores, and has expanded from Canada into the US, with just over 271 stores in that market.


GOULDING
SWEETGRASS
REPLENISH

Nutrition/Agri Review



"The Nutrition/Agri business remains highly cash generative and delivers an attractive return on investment. This business contributed 20 per cent of Group operating profit and has been a major contributor of cash to fund the development of the Lifestyle Food business over the last seven years."

The Nutrition/Agri business, which comprises of fertiliser blending, animal feed ingredients and marine proteins had a difficult year, with sales falling by 4.3 per cent to €563m and operating profits down 18 per cent to €22.7m, partially attributable to the disposal of an animal protein business. The environment in which this business operates will continue to be challenging; however the business remains highly cash generative and delivers an attractive return on investment. This business contributed 20 per cent of Group operating profit and has been a major contributor of cash to fund the development of the Lifestyle Food business over the last seven years.

The new era of decoupled farm payments is underway in Ireland and the UK. All existing livestock premia and arable aid schemes have been abolished with effect from 1 January, 2005.

A key issue for both the animal feed ingredients and fertiliser business going forward is whether or not animal numbers will remain at current levels or gradually decline as a result of decoupling.

The June 2005 CSO Livestock Survey confirmed that beef cow numbers on Irish farms are at record levels with no evidence to date of destocking following the introduction of the single farm decoupled payment and the ending of all subsidies tied to production.

Over the next few years in Ireland it is believed there will be a significant restructuring in the Agricultural industry. Overall farmer numbers will fall with the greatest change taking place amongst those who are engaged in full time commercial farming. IAWS Group, plc will reposition its business in line with these changes.



Power Seeds

In Spring 2005, Power Seeds and Goulding Garden Care officially opened their new showroom facilities in Kilcock, Co.Kildare. A range of innovative products, merchandising concepts and packaging designs, along with the relaunched Goulding Garden Care brand were unveiled to the press and customers. The showroom displays the complete product range that Power Seeds offers and enables them to develop in conjunction with their customers the appropriate product range and display.


REPLENISH
GOULDING
SWEETGRASS

Nutrition/Agri Review

Feed Ingredients

R. & H. Hall, the animal feed ingredients business had a disappointing performance, reflecting market demand. The bumper cereal and sugar beet harvests and exceptional grass growing in 2004 coupled with a high carry over of forage stocks on Irish farms adversely affected the demand for animal feed ingredients. This surplus of animal feedstuffs in the market negatively impacted demand for additional animal feed and accordingly R. & H. Hall experienced a year of lower sales.

Fertiliser

IAWS Group, plc has a fertiliser blending business with operations in the UK and Ireland.

The Group's UK fertiliser business suffered with the overall market showing a 12 per cent decline in fertiliser demand. A combination of poor crop prices and higher fertiliser unit costs were contributory factors to reduced fertiliser demand at farm level.

The horticultural fertiliser business, PB Kent performed well and established a strong presence in the expanding horticultural market.

The downward trend in fertiliser sales was also apparent in Ireland. Goulding performed well; selling comparable volumes to last year in a market where demand for fertiliser is estimated to have fallen by eight per cent. The fall in demand was attributable to the fact that cereal prices were down and fertiliser prices rose due to increased energy costs. Farmers postponed the purchase of fertiliser and were buying on a hand to mouth basis only.





Marine Protein and Oil

IAWS Group has marine protein and oil operations in Ireland and the UK. The Group is a primary producer of fishmeal and fishoil, which are the key ingredients of fishfeed. The Group is a major supplier and manufacturer of quality feeds to the aquaculture industry. Sales volumes in the marine protein and oil businesses were down due to lower raw material availability. Fishmeal prices remained weak during the second half of the year, which impacted negatively on the performance of the business. Salmon prices improved in the latter half of the year which is a positive for this business.

Owen Killian
Chief Executive
23 September 2005


GOULDING
GRAN-LIME
GOULDING
GRAN-LIME

Goulding

Goulding Fertilisers in Ireland launched an innovative granulated calcium fertiliser called GRAN - LIME during the year. GRAN – LIME is made up of natural organic, fully traceable ingredients. With this product farmers will now be able to achieve a pH much closer to optimum, enabling applications to be more precise and targeted as well as matching an individual crops calcium and pH requirements. Goulding Fertilisers constantly strives to satisfy customer needs.



Financial Review

PATRICK McENIFF, CHIEF FINANCIAL OFFICER

Accounting Policies

The 2005 Financial Results have been reported under Irish/UK Generally Accepted Accounting Principles (Irish/UK GAAP). There has been no change in the accounting policies of IAWS Group, plc for the year.

The Council of the European Union announced in June 2002 that listed companies must adopt International Financial Reporting Standards (IFRS) for periods commencing on or after 1 January 2005. Accordingly the Group will publish its 31 July 2006 annual report in accordance with IFRS. The Group's date of transition to IFRS is 1 August 2004. Included with this years annual report is a document restating these July 2005 results.

Analysis of Performance

Pre tax profits adjusted for goodwill and exceptional items increased by 14.3 per cent to €111.7m compared with €97.7m in the previous year. Group Turnover increased by 10.3 per cent to €1.408bn compared to €1.276bn in the previous year. The Groups underlying sales growth excluding acquisitions was 4.8 per cent.

Basic earnings per ordinary share were 73.29 cent. Diluted earnings per ordinary share (adjusted for goodwill and exceptional items) were 70.41 cent compared with 62.10 cent in the previous year, an increase of 13.4 per cent.

Total Operating Profit was up 13.7 per cent at €124.1m compared to €109.1m in the previous year. Groupe Hubert, which was acquired in December 2004 and consolidated in the accounts for 33 weeks, generated operating profit of €7.4m.

Operating Margin was 6.9 per cent compared with 6.6 per cent in the previous year. The Food business now accounts for 80 per cent of the Groups operating profit.

The Food business' strong performance was a result of both organic and acquisition led growth. The Food business including acquisitions showed very strong sales growth of 22.6 per cent now totalling €892m. Year on year organic sales growth was 12.1 per cent. Operating profit was up 25 per cent at €98.9m compared to €79.1m in the previous year. Included in the foregoing results were associates and Joint Venture Food Operations which contributed €25.0m, 13.1 per cent up on the previous year's results at €22.1m.

The Nutrition/Agri business had a difficult year. Sales decreased by 4.3 per cent to €563m and operating profits decreased by 18 per cent at €22.7m. Part of this decrease in operating profits was attributable to the disposal of an animal protein business during the course of the year.

Return on investment was 16.0 per cent compared with 17.7 per cent in the previous year. The return on investment in the Food business decreased from 16.2 per cent to 15.3 per cent, this is due to the acquisition and investment expenditure in the Food business, which took place during the year. The Nutrition/Agri return fell by 4.0 per cent to 19.3 per cent.

Dividends

The Board is recommending a final dividend of 6.052 cent per share compared with 5.442 cent per share in 2004, an increase of 11.2 per cent. Together with the interim dividend of 5.835 cent per share, this raises the total dividend payment for the year to 11.887 cent per share, an increase of 13 per cent on the 2004 dividend.

"Our Food business now accounts for 80 per cent of operating profit and has grown organically by 12.1 per cent."

Cash Flow

Free cash flow including disposals represented an increase of 12.7 per cent to €101m or 80.21c per share.

Treasury Management

The Group operates a centralised Treasury function, which manages the debt and currency risks of the Group. The function's activities include managing interest rate risk, foreign currency risk and also ensuring the Group has sufficient committed credit facilities available. The Group does not engage in speculative trading. It is the Groups objective to minimise the exposure to both foreign currency and interest rate fluctuations arising from its trading activities.

Funding and Liquidity Management

Net debt increased by €74m to €216m. This was after expending €173m on acquisitions and capital investment. The Group finances its activities through a combination of retained earnings and borrowings. The Group in the 2005 financial year negotiated a syndicated multi-currency bank loan facility of €500 million, which is utilised for ongoing activities, capital expenditure and investment. This facility also allows for additional borrowing capacity.

Pensions

The Group has continued to account for pensions in accordance with Statement of Standard Accounting Practice 24 'Pension Costs' (SSAP 24). The Group has deferred full adoption of Financial Reporting Standard 17 'Retirement Benefits' (FRS 17) until 2006, in line with the implementation date issued by the Accounting Standards Board. Under FRS 17 calculations the total deficit attributable to the Group as at 31 July 2005 was €29,785,000. The Group has the financial capacity and is committed to funding this deficit.

Interest rate management

The Groups objective in relation to interest rate management is to minimise the impact of interest rate volatility on its interest costs, and thereby protect profitability. The Group uses interest rate swaps to achieve protection against unpredictability in interest rates.

Foreign Currency Management

The Groups main operations are in the Euro zone, North America and the UK, while it also has an investment in Switzerland. As a result it is exposed to currency fluctuations, particularly Sterling, Canadian dollar, US dollar and the Swiss franc.

The Group manages the effect of balance sheet translation exposure by matching foreign currency investments with foreign currency borrowings. The Group also has transactional currency exposures that arise from non-base currency activities and foreign currency contracts are employed to reduce these currency exposures.

Taxation

The effective tax rate on ordinary activities for the year ended 31 July 2005 was approximately 20 per cent. This increased tax rate reflects the mix of profits in the international jurisdictions in which the Group operates.

Patrick McEniff
Chief Financial Officer
23 September 2005

Directors

The Board of IAWS Group, plc consists of three executive directors and eleven non-executive directors.

(a) Chairman
Denis Lucey (68) was appointed Chairman of the Company on 31 August 2005. He held the position of Senior Independent Director up to that date. He is a former chief executive of Dairygold Co-operative Society Limited and is a director of a number of unlisted companies.

(b) Executive Directors
Owen Killian (52) was appointed Chief Executive on 1 October 2003. He held various managerial positions with the Irish Agricultural Wholesale Society Ltd (the Society) until the floatation of the IAWS Group, plc in 1988. Since the floatation of IAWS Group, plc he has held senior executive positions and in 1997 he was appointed Chief Operations Officer where he played a key role in providing strategic direction, particularly in assessing new opportunities for growth in the food sector. He became Head of Food in 2001 and focused on maximising the earnings stream from all food operations and developing future strategy for this sector across all markets.

Patrick McEniff FCMA MBA (37) is Chief Financial Officer. He was appointed to the Board on 27 October 2004. He has been with the Company since 1989. He qualified as an accountant in 1991 while working with the plc; he has filled several senior positions with the Group most recently as Finance Director of the IAWS Lifestyle Foods business.

Hugo Kane (46) is Chief Executive of IAWS Food Group. He was appointed to the Board on 1 September 2004. He has over 20 years experience in the food industry, joining Cuisine de France in 1993 as Operations Director. He was appointed Managing Director of Cuisine de France in 2001.

(c) Non-executive directors
Denis Buckley (59) is Chairman of Kerry Group plc, Kerry Co-operative Creameries Limited and Irish Agricultural Wholesale Society Limited.

Beatrice Dardis (60) is a social scientist with an MA from UCD. She has researched rural industrialisation and the role of women in farming.

J. Brian Davy (63) is Chairman of Davy Stockbrokers. He is a former director of the Irish Stock Exchange and of Arnotts plc. He is Deputy Chairman of the Executive Committee of the National Maternity Hospital Holles Street and is a director of several unquoted companies.

Noreen Hynes (52) B.Comm. FCA joined the Board on 15 March 2004. She is managing director of Aquarius Properties Abroad and previously held senior management positions with Irish Distillers, Coal Distributors and ICL. She is a former member of the Council of the Institute of Chartered Accountants in Ireland.

Philip Lynch (59) is the former Chairman and Group Managing Director of the Company. He is Chief Executive of the Society which he joined in 1983 from R. & H. Hall Limited and where he held positions of Managing Director of Power Seeds Limited and Corporate Development Manager for R. & H. Hall Limited from 1975 to 1982. He is a director of the Society (soon to be One51), C&C Group plc, Coillte Teo and FBD Holdings plc.

David Martin FCMA (61) was appointed Group Financial Director in 1988 a position he held until his retirement as an executive on 1 November 2004. He joined the Society in 1983 as Financial Controller. Prior to joining the Society, he was a management consultant with KPMG. He is a director of a number of unlisted companies.

William G. Murphy B.Comm (60) is a director of Glanbia plc and a former deputy managing director of Glanbia and a former director of the Irish Agricultural Wholesale Society Limited. He is a director of a number of unlisted companies.

James Colman Moloney, MA, (79) is a former Chairman of the Company and a former director of the Society. He was formerly Director-General of the Irish Co-operative Organisation Society Limited and is a former director of the Irish Nationwide Building Society.

Patrick Wall (50) M.Sc., M.D., MBA joined the Board on 21 July 2004. He is Adjunct Professor of Food Safety in the Centre of Food Safety in U.C.D. He is a member of the management board of the European Food Safety Authority, a director of FPS Biotech Ltd and a member of the Food Safety Advisory board of Numico. Previous positions held by Dr. Wall included Chief Executive of The Food Safety Authority of Ireland and consultant in the U.K. National Health Service.

Paul N. Wilkinson (60) is Senior Independent Director. He previously held senior management positions with Unilever plc, Grand Metropolitan plc and RHM plc. He is a director of a number of unlisted companies.

Directors' Report

FOR THE YEAR ENDED 31 JULY 2005

The directors have pleasure in presenting their report together with the audited financial statements for the year ended 31 July 2005.

PRINCIPAL ACTIVITY AND BUSINESS REVIEW

The Group's principal activities comprise the manufacture and distribution of convenience food, agri and nutrition products. Through its subsidiaries, associates and joint venture, the Group has manufacturing, trading and distribution operations based in the Republic of Ireland, the United Kingdom, Continental Europe, the United States of America and Canada.

During the year under review, the Group continued to expand and develop its core activities, through a policy of strategic acquisitions. A detailed review of the performance of the Group is included in the Chairman's statement and Chief Executive's review.

The directors consider the state of affairs of the Company and the Group to be satisfactory.

A list of the Company's significant subsidiaries, associates and joint venture is set out in note 34 on pages 76 and 77.

RESULTS FOR THE YEAR

The results for the year and the appropriations thereof are set out in the Group Profit and Loss account on pages 45 and 46. The profit retained for the year was €76,286,000 *(2004: €64,601,000)*.

DIVIDENDS

An interim dividend of 5.835 cent per share amounting to €7,308,000 was paid on ordinary shares. The directors recommend a final ordinary dividend of 6.052 cent per share which amounts to €7,559,000 subject to the shareholders' approval. The total dividend for the year is 11.887 cent per ordinary share, an increase of 13 per cent from last year.

FUTURE DEVELOPMENTS

The Group will continue to pursue new developments and expand its existing activities, through both organic growth and acquisitions, while maximising the synergies available from the integration of previous acquisitions.

RESEARCH AND DEVELOPMENT

The Group, through its extensive laboratory and testing facilities, pursues ongoing research and development programmes directed towards the development of new value added products.

HEALTH AND SAFETY AT WORK

The welfare of the Group's employees is safeguarded through adherence to rigorous health and safety standards and all relevant companies within the Group meet the requirements of the Safety, Health and Welfare at Work Act, 1989.

ACCOUNTING RECORDS

The directors believe that they have complied with the requirement of Section 202 of the Companies Act, 1990 with regard to books of account by employing personnel with appropriate expertise and by providing adequate resources to the financial function. The books of account of the Company are maintained at the Company's registered office at 151 Thomas Street, Dublin 8.

CORPORATE GOVERNANCE

Statements by the directors in relation to the Group's application of corporate governance principles and compliance with the provisions of the Revised Combined Code on Corporate Governance are set out on pages 29 to 33.

CORPORATE SOCIAL RESPONSIBILITY

The Group views corporate social responsibility as an integral part of the organisation's culture. In all matters the Group strives to ensure it is acting in the best interests of all related parties and stakeholders.

Directors' Report (continued)

FOR THE YEAR ENDED 31 JULY 2005

DIRECTORS' AND SECRETARY'S INTERESTS

Details of the directors' and Company secretary's interests in share capital and share options are set out in the report on directors' remuneration on pages 35 to 37.

SUBSTANTIAL HOLDINGS

As at 23 September 2005 the directors have been notified of the following shareholdings which amount to 3% or more of the Company's issued ordinary share capital:

	Number of shares	%
FMR Corporation / Fidelity International Limited	12,391,067	9.92%
IAWS Nominees Ltd	22,597,396	18.08%

POST BALANCE SHEET EVENTS

There have been no significant events since the year end which would require disclosure in the financial statements.

DIRECTORS

Mr. P. Lynch retired as Chairman on 31 August 2005 and Mr. D. Lucey was appointed Chairman on that date.

Mr. H. Kane was co-opted to the Board of Directors as an executive director on 1 September 2004.
Mr. P. McEniff was co-opted to the Board as Chief Financial Officer on 27 October 2004. Both were subsequently elected to the Board at the Annual General Meeting in January 2005.

Mr. P. McCarrick retired from the Board on 20 July 2005.

Ms. B. Dardis, Mr. P. Lynch, Mr. W. G. Murphy and Mr. P. N. Wilkinson retire by rotation in accordance with the Articles of Association and, being eligible, offer themselves for re-election. Mr. J. B. Davy and Mr. D. Martin, having served more than nine years, as directors offer themselves for re-election in order to comply with the Revised Combined Code on Corporate Governance. None of these directors has a service contract with any Group company.

There were no other changes in directors during the year.

GOING CONCERN

The directors have a reasonable expectation, having made appropriate enquiries, that the Group and the Company have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Council of the European Union announced in June 2002 that listed companies must adopt International Financial Reporting Standards (IFRS) for accounting periods commencing on or after 1 January 2005. The Group is well advanced in preparing for the conversion and will report its financial statements for the year ended 31 July 2006 under IFRS. A detailed implementation project has been undertaken to effect orderly transition from Irish/UK accounting standards to IFRS.

AUDITORS

During the year, the auditors, Ernst and Young, tendered their resignation. The directors have appointed KPMG in accordance with Section 160(7) of the Companies Act, 1963 and KPMG will continue in office in accordance with Section 160(2) of that Act.

On behalf of the Board

D. Lucey *Director*	O. Killian *Director*	23 September 2005

Corporate Governance Statement

FOR THE YEAR ENDED 31 JULY 2005

The Group continues to be committed to maintaining the highest standards of corporate governance. The Irish Stock Exchange requires Irish listed companies to make a statement on how they have applied the principles and how they have complied with the provisions set out in the Revised Combined Code on Corporate Governance (the Combined Code), which is appended to the Listing Rules of the Irish and London Stock Exchanges and became applicable to the Group for the first time in the year ended 31 July 2005. This statement is set out below.

COMPLIANCE WITH THE COMBINED CODE PROVISIONS

The directors have reviewed corporate governance requirements in accordance with the Combined Code, and subject to the issues identified below, the directors confirm that the Company has complied with the provisions of the Combined Code throughout the accounting period.

THE BOARD AND COMMITTEES

The Board comprises three executive and eleven non-executive directors. Enhanced and effective governance is achieved by the separation of the roles of Chairman and Chief Executive. The Board is satisfied that the commitments of the Chairman outside the Group are not such as to interfere with the performance of his duties as Chairman of the Group. The Board is responsible for setting the strategic direction and for providing leadership and control of the Company and Group.

The Board has reserved to itself decision making in the areas of:
• Continuity or alteration of strategic direction of the Group.
• Appointment or dismissal of any member of the Board, the Chief Executive Officer or the Company Secretary.
• Director and senior executive management succession planning.
• Policy on remuneration for executive directors and senior executive management.
• The issue of shares and debentures.
• Authorisation of arrangement of borrowing facilities.
• Setting budgets.
• Authorisation of major capital expenditure, acquisitions and disposals.
• Dividend policy.

Certain other matters are delegated to Board committees, the details of which are set out below. Written terms of reference of all committees have been established.

The Chairman is responsible in particular for the operational efficiency of the Board and for ensuring that all directors have full and timely access to the information necessary to enable them to discharge their duties. The Board has delegated responsibility for the day-to-day management of the Group, through the Chief Executive, to executive management.

The directors have full access to the advice and services of the Company Secretary, who also acts as Secretary to all of the Board committees, is responsible to the Board for ensuring that Board procedures are followed and ensuring compliance with applicable rules and regulations. The directors also have access to independent professional advice, at the Group's expense, if and when required.

On appointment to the Board, directors are provided with comprehensive documentation on the Group's operations, and are given the opportunity to visit sites and meet with key management. Directors also attend relevant courses and seminars, as appropriate.

The Board considers that it is composed of persons who bring a balance of skills and experience which is appropriate to the requirements of the business. Changes to the Board's composition can be arranged without undue disruption.

All directors are required to retire by rotation in accordance with the Company's Articles of Association. Since 1 August 2003 non-executive directors' appointments are for a period of three years with the prospect of a further three-year term.

Corporate Governance Statement (continued)

FOR THE YEAR ENDED 31 JULY 2005

The Board considers that all of its members are independent in both character and judgement. It is the intention of the Board to move to a position where at least half of its membership, excluding the Chairman, consists of directors determined to be independent by the Board based on the criteria as included in the Combined Code. It is also the intention of the Board to move to a position where the audit committee and remuneration committee comprise solely, and the nominations committee comprises a majority, of such independent directors. At present four of the non-executive directors are independent based on these criteria. They are Ms. B. Dardis, Ms. N. Hynes, Dr. P. Wall and Mr. P.N. Wilkinson.

Mr. P.N. Wilkinson is Senior Independent Director and was appointed on 13 September 2005. The previous Senior Independent Director was Mr. D. Lucey. Mr. P.N. Wilkinson is available to shareholders if they have concerns, which contact through the normal channels of Chairman, Chief Executive or Finance Director has failed to resolve or for which such contact is inappropriate.

Board Meetings

Meetings of directors are held regularly, usually on a monthly basis. Thirteen Board meetings were held during the year. Details of the meetings held during the year, both of the Board and of the Board committees, are contained in the schedule below, which also includes information on individual attendance. In addition to the regular Board and committee meetings, the Chairman meets with the non-executive directors periodically without the executive directors being present.

	Board		Acquisitions & Strategy		Audit		Nomination		Remuneration	
	Attended	Eligible to Attend	Attended	Eligible to Attend	Attended	Eligible to Attend	Attended	Eligible to Attend	Attended	Eligible to Attend
D. Buckley	11	13					2	2	2	2
B. Dardis	13	13					2	2		
J. B. Davy	13	13	4	4			2	2		
N. Hynes	13	13			8	8				
H. Kane*	12	12								
O. Killian	13	13	4	4						
D. Lucey	12	13			5	8			2	2
P. Lynch	13	13	2	4						
D. Martin	10	13	4	4						
P. McCarrick**	8	12			-	1				
P. McEniff***	10	10								
J. C. Moloney	12	13			8	8	2	2	2	2
W. G. Murphy	11	13			7	8				
P. Wall	13	13			2	2				
P. N. Wilkinson	12	13	3	4						

The above table lists the number of meetings held and attended in the financial year ended 31 July 2005 during the tenure of each director.

* H. Kane was appointed on 1 September 2004

** P. McCarrick retired on 20 July 2005

*** P. McEniff was appointed on 27 October 2004

Audit Committee

The audit committee comprises five non-executive directors, namely Ms. N. Hynes (Chairman), Mr. J. C. Moloney, Mr. W. G. Murphy, Dr. P. Wall and Mr. P. N. Wilkinson. The Committee met eight times during the year. Ms. N. Hynes is a Chartered Accountant and has significant recent and relevant financial experience.

The audit committee's role includes monitoring the integrity of the Group financial statements, and reviewing the interim and full year results announcements and significant financial reporting judgements contained therein. The audit committee also reviews the Group's internal controls, and the scope and effectiveness of the Group's internal audit function. The internal auditor has direct access to the Board chairman and to the audit committee.

Corporate Governance Statement (continued)

FOR THE YEAR ENDED 31 JULY 2005

Audit Committee (continued)

The audit committee is responsible for making recommendations to the Board in relation to the appointment and removal of the external auditor and for approving their remuneration and terms of engagement. It monitors the effectiveness of the audit process through regular contact with the auditors, and review of the audit plan and findings. The committee monitors the external auditor's independence and objectivity, taking into consideration relevant professional and regulatory requirements, extent of services provided and fees paid.

The audit committee is also responsible for developing a policy on the engagement of the external auditor to provide non-audit services. The audit committee regularly monitors the non-audit services being provided to the Group by its external auditors, and has developed an Auditor Independence Policy to check that this does not impair their independence or objectivity. The policy sets out four key principles which underpin the provision of non-audit services by the external auditors: the auditor should not audit its own firm's work, make management decisions for the Group, have a mutuality of financial interest with the Group, or be put in the role of advocate for the Group. Activities that may be perceived to be in conflict with the role of the external auditor must be submitted to the committee for approval prior to engagement, regardless of the amounts involved.

The audit committee reviews arrangements by which staff of the Group may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters.

In 2005 the audit committee, operating under its terms of reference, discharged its responsibilities by:

- reviewing the Group's draft 2004 financial statements and 2005 interim results statement prior to Board approval and reviewing the external auditors' reports thereon;

- reviewing the appropriateness of the Group's accounting policies;

- reviewing and approving the 2005 audit fee and reviewing non-audit fees payable to the Group's external auditors in 2005;

- reviewing the external auditors' plan for the audit of the Group's 2005 accounts, which included key areas of extended scope work, key risks on the accounts, confirmations of auditor independence and the proposed audit fee, and approving the terms of engagement for the audit;

- reviewing post-acquisition reports on integration and performance of significant recent acquisitions;

- reviewing the internal audit function's terms of reference, its 2005 work programme and reports on its work during the year.

Nomination Committee

The nomination committee comprises Mr. J. B. Davy (Chairman), Mr. J. C. Moloney, Mr. D. Lucey and Ms. B. Dardis, all non-executive directors. They are responsible for recommending to the Board directors for co-option and for the continuous review of senior management succession plans. The Board has not engaged external search services nor utilised open advertising in the appointment of non-executive directors. Instead the process that has been used is for existing directors to mention the names of persons who meet specific requirements in terms of qualifications and experience. The nomination committee then considers the suitability of such persons in greater detail.

Remuneration Committee

The remuneration committee comprises Mr. J. B. Davy (Chairman), Mr. J. C. Moloney and Mr. D. Buckley, all non-executive directors, who determine and approve the Group policy on executive remuneration packages. The Company's remuneration policy for executive directors and details of directors' remuneration in accordance with the Listing Rules of the Irish Stock Exchange are contained in the Report on Directors' Remuneration on pages 34 to 37 of the financial statements.

Acquisition and Strategy Committee

The acquisition and strategy committee comprises Mr. D. Lucey, Mr. O. Killian, Mr. P. McEniff, Mr. P. N. Wilkinson and Mr. J. B. Davy. They are responsible to the Board for the detailed evaluation of acquisition prospects and for making recommendations thereon. They are also responsible to the Board for the continuous review of the strategic direction and plans being pursued by the Group.

Corporate Governance Statement (continued)

FOR THE YEAR ENDED 31 JULY 2005

PERFORMANCE EVALUATION

Evaluation of the Board as a whole is the responsibility of the Board under the direction of the Chairman. The evaluation process involves the assessment of the extent to which objectives are achieved. Under the direction of the Chairman, evaluation of collective Board performance is carried out with the aid of an external third party in order to bring objectivity to the process. This involves a formal interview with each director on an individual basis. During the course of these interviews views are obtained as to how the Board and its committees perform in relation to the major areas of Board responsibility.

The Board is currently reviewing the process of performance evaluation. Introduction of a process for the evaluation of individual director performance will follow. The non-executive directors, under the leadership of the senior independent director, are responsible for the performance evaluation of the Chairman and meet once a year without the Chairman being present for the purpose of appraising the performance of the Chairman.

INTERNAL CONTROLS

The directors have overall responsibility for the Group's system of internal control and for reviewing its effectiveness. This involves an ongoing process for identifying, evaluating and managing the significant risks faced by the Group and reviewing the effectiveness of the resultant system of internal control throughout the period and up to the date of approval of the Annual Report and Financial Statements. This system is designed to manage risks that may impede the achievement of the Group's business objectives rather than to eliminate these risks. The internal control system therefore provides reasonable, though not absolute, assurance against material misstatement or loss.

The directors confirm that the Group's ongoing process for identifying, evaluating and managing its significant risks is in accordance with the Turnbull Guidance "Internal Control: Guidance for Directors on the Combined Code" for the year under review and to the date of approval of the Annual Report and Financial Statements. These procedures, which are subject to regular review, provide an ongoing process for identifying, evaluating and managing the significant risks faced by the Group.

The key risks, which might impair the business from achieving its objectives, are identified and assessed by conducting detailed reviews with executive management at business unit level. Management at all levels is responsible for internal control. As such, the system of internal control throughout the Group's operations ensures that the organisation is capable of responding quickly to evolving business risks, and that significant internal control issues, should they arise, are reported promptly to appropriate levels of management.

The directors have established a number of key procedures designed to provide an effective system of internal control, which include a provision for the directors to review the effectiveness of the system. The key procedures, which are supported by detailed controls and processes, include:

Internal audit
A Group internal audit function, reporting directly to the audit committee, undertakes examinations of business processes on a risk basis and reports on controls throughout the Group.

Control environment
Maintaining an organisation structure with defined lines of responsibility and specified delegation of authority within which the Group's activities can be planned and monitored.

Financial reporting
A comprehensive financial reporting system involving the setting of annual budgets and plans, timely monthly reporting and variance analysis and ongoing review, supported by information systems developed for the purpose.

Risk management policies
Comprehensive policies and procedures are in place relating to computer security, capital expenditure, treasury risk management and credit risk management.

Human resources
Emphasis is placed on the quality and abilities of our people through continuing education, training and development.

Laws and regulations
Policies are in place to ensure compliance with all applicable laws and regulations.

ANNUAL REVIEW OF INTERNAL CONTROLS

The directors confirm that they have conducted an annual review of the effectiveness of the system of internal control as operated up to and including the date of approval of the financial statements. This has had regard to the processes for identifying the principal business risks facing the Group, the methods of managing those risks, the controls that are in place to contain them and the procedures to monitor them.

COMMUNICATION WITH SHAREHOLDERS

Responsibility for effective communications with shareholders and for the Board's understanding of the views of major shareholders rests with the Chairman. However on a day-to-day basis contact with shareholders is with the Chief Executive and the Chief Financial Officer, but the Senior Independent Director and any other member of the Board are available to meet major investors if required. Such communications are given high priority and there is regular dialogue with individual shareholders, as well as general presentations at the time of the release of the annual and interim results.

The Board papers, which are distributed to all directors in advance of Board meetings, include a report prepared by the Finance Director summarising investor relations activity during the preceding month including contacts between directors and members of staff and current and prospective shareholders. The views of shareholders about the Group expressed through such contacts are also included in the report.

The Group issues its results promptly to individual shareholders and also publishes them on the Company's website, www.iaws.com. The Company's Annual General Meeting affords each shareholder the opportunity to question the Chairman of the Board, the Chairmen of all committees and all other Board members. The notice of AGM and related papers are sent to shareholders at least 20 working days before the meeting. In addition, the Company responds throughout the year to numerous queries from shareholders on a broad range of issues.

Report on Directors' Remuneration

FOR THE YEAR ENDED 31 JULY 2005

REMUNERATION COMMITTEE

The remuneration committee at 31 July 2005 comprised Mr. J. C. Moloney, Mr. D. Lucey and Mr. D. Buckley, all non-executive directors, who have no financial interests, other than as shareholders, in the matters to be decided, no potential conflicts of interest arising from cross-directorships and no day-to-day involvement in the running of the business.

The terms of reference of the remuneration committee are to determine the Group's policy on remuneration of executive directors, and to consider and approve the salaries and other terms of the remuneration package for the executive directors. The remuneration committee is also responsible for monitoring the level and structure of remuneration for senior management.

REMUNERATION POLICY

The remuneration of the non-executive directors is determined by the Board, and reflects the time commitment and responsibilities of the role. The Group's policy on executive directors' remuneration recognises that employment and remuneration conditions for senior executives must properly reward and motivate them to perform in the best interests of the shareholders. The typical elements of the remuneration package for executive directors are basic salary and benefits, performance related bonuses, pensions, participation in the Company's share option plan and participation in the Company's executive incentive and retention plan.

EXECUTIVE DIRECTORS' BASIC SALARY AND BENEFITS

Basic salary of executive directors is reviewed annually with regard to personal performance, company performance and competitive market practice. Employment related benefits consist principally of a company car.

PERFORMANCE RELATED BONUS

The Group pays performance related annual bonuses to executive directors which are linked to the overall performance of the Group.

PENSIONS

Pension benefits are determined solely in relation to basic salary.

SHARE OPTION PLAN

The Group operates one share option plan and it is the policy to grant options to key management to encourage identification with shareholder interests. Options are exercisable based on the achievement of EPS performance targets over a three to five year period.

GROUP EXECUTIVE INCENTIVE AND RETENTION PLAN

At the last Annual General Meeting of the Group, the shareholders approved the implementation of an incentive and retention plan for executives. The plan operates on an individual basis by providing contingent entitlement to a lump sum award referrable to reckonable salary. Awards are made subject to achievement of growth in the earnings per share of IAWS Group, plc. The award is applied through the purchase of shares in IAWS Group, plc to be held by a trustee for the benefit of individual participants for a 3 to 5 year period.

Report on Directors' Remuneration (continued)

FOR THE YEAR ENDED 31 JULY 2005

DIRECTORS' REMUNERATION

	2005	2004
Executive directors	**€'000**	€'000
Basic salaries	**1,066**	861
Performance bonus	**950**	742
Benefits in kind	**81**	49
Pension contributions	**331**	334
Executive incentive and retention plan	**141**	-
	2,569	1,986
Average number of executive directors	**3**	2
Non-executive directors		
Fees	**720**	588
Average number of non-executive directors	**12**	9

INDIVIDUAL DIRECTORS' REMUNERATION FOR THE YEAR ENDED 31 JULY 2005

	Basic Salary €'000	Performance Bonus €'000	BIK €'000	Pension Contributions €'000	Total 2005 €'000	Total 2004 €'000
Executive Directors						
O. Killian (1)	519	400	27	175	**1,121**	997
P. McEniff (2)	206	275	25	90	**596**	-
H. Kane (3)	252	275	22	66	**615**	-
D. Martin (4)	89	-	7	-	**96**	815
P. Lynch (5)	-	-	-	-	-	174
	1,066	950	81	331	**2,428**	1,986

(1) During the year €60,000 was charged to the Profit and Loss account relating to an award made to Mr. O. Killian under the executive incentive plan. The plan will invest €300,000 in IAWS Group, plc shares on behalf of Mr. O. Killian who will own these shares at the end of a five-year period.

(2) Mr. P. McEniff was appointed executive director on 27 October 2004. During the year €40,500 was charged to the Profit and Loss account relating to an award made to Mr. P. McEniff under the executive incentive plan. The plan will invest €202,500 in IAWS Group, plc shares on behalf of Mr. P. McEniff who will own these shares at the end of a five-year period.

(3) Mr. H. Kane was appointed executive director on 1 September 2004. During the year €40,500 was charged to the Profit and Loss account relating to an award made to Mr. H. Kane under the executive incentive plan. The plan will invest €202,500 in IAWS Group, plc shares on behalf of Mr. H. Kane who will own these shares at the end of a five-year period.

(4) Mr. D. Martin retired from an executive role on 27 October 2004.

(5) Mr. P. Lynch retired from an executive role on 1 October 2003.

Report on Directors' Remuneration (continued)

FOR THE YEAR ENDED 31 JULY 2005

INDIVIDUAL DIRECTORS' REMUNERATION FOR THE YEAR ENDED 31 JULY 2005 (CONTINUED)

	Total 2005 €'000	Total 2004 €'000
Non-executive directors		
D. Lucey	**40**	40
P. Lynch	**300**	250
D. Martin	**20**	-
D. Buckley	**40**	40
J. B. Davy	**40**	40
B. Dardis	**40**	40
P. McCarrick	**40**	40
J. C. Moloney	**40**	42
W. G. Murphy	**40**	40
N. Hynes	**40**	20
P. Wall	**40**	3
P. N. Wilkinson	**40**	33
	720	588

PENSION ENTITLEMENTS

The aggregate pension benefits attributable to directors under defined benefit schemes for the year were as follows:

	Accrued annual pension at 31 July 2005 €'000	**Increase in accrued pension (excluding inflation) €'000**	**Transfer value of increase (excluding inflation) €'000**	**Accrued annual pension at 31 July 2004 €'000**
O. Killian	**208**	59	606	145
P. McEniff	**34**	2	2	-
D. Martin	**413**	-	-	413
P. Lynch	**698**	-	-	698
	1,353	61	608	1,256

Report on Directors' Remuneration (continued)

FOR THE YEAR ENDED 31 JULY 2005

DIRECTORS' AND COMPANY SECRETARY'S SHARE INTERESTS

The directors and Company secretary who held office at 31 July 2005 had no interests, other than those shown below, in the shares and loan stock of the Company and Group undertakings:

Beneficial interest in ordinary shares of the Company at 31 July 2005 and 31 July 2004 or date of appointment, if later, was as follows:

	2005 Shares	2004 Shares
Directors		
D. Lucey	**2,500**	2,500
O. Killian	**87,435**	87,435
P. McEniff	**31,699**	31,699*
H. Kane	**3,300**	3,300*
D. Buckley	**4,500**	4,500
B. Dardis	**4,800**	3,800
J. B. Davy	**116,373**	116,373
N. Hynes	**2,000**	-
P. Lynch	**181,438**	181,438
D. Martin	**80,158**	180,158
J. C. Moloney	**51,006**	51,006
W. G. Murphy	**6,912**	6,912
P. Wall	**-**	-
P. N. Wilkinson	**-**	-
Secretary		
A. Lowther	**107,534**	107,534

* at date of appointment

There have been no changes in the interests as shown above between 31 July 2005 and 23 September 2005.

DIRECTORS' AND COMPANY SECRETARY'S INTERESTS IN SHARE OPTIONS

	2004 Options	**Granted in year**	**Exercised in year**	**2005 Options**	**Earliest exercisable date†**	**Latest expiry date‡**	**Weighted average option price at 31 July 2005**
Directors							
P. Lynch	818,000	-	588,000	230,000	21/03/2006	21/03/2011	760.00
O. Killian	235,000	-	-	235,000	19/04/2003	30/10/2011	743.94
D. Martin	210,000	-	-	210,000	07/10/2001	31/03/2011	659.48
P. McEniff	125,000	-	-	125,000	28/10/2002	05/11/2013	791.20
H. Kane	175,000	-	-	175,000	07/10/2001	05/11/2013	722.22
Secretary							
A. Lowther	-	-	-	-	-	-	-

† *First tranche of options granted*

‡ *Last tranche of options granted*

Options over 588,000 ordinary shares were exercised by the directors and Company secretary of IAWS Group, plc during the year at an average option price of 681.39 cent per share. The market price of the ordinary shares at 31 July 2005 was 1,202 cent and the range during the year was 986 cent to 1,260 cent. The register of directors' interests contains full details of directors' options to subscribe for shares.

Statement of Directors' Responsibilities

IN RESPECT OF THE GROUP'S FINANCIAL STATEMENTS

Company law requires the directors to prepare financial statements for each financial year, in accordance with applicable Irish law and accounting standards, which give a true and fair view of the state of affairs of the Company and Group and of the profit or loss for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;

- make judgements and estimates that are reasonable and prudent;

- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the Company and the Group and which enable them to ensure that the financial statements comply with the Companies Acts, 1963 to 2005 and all Regulations to be construed as one with those Acts. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and to prevent and detect fraud and other irregularities.

On behalf of the Board

D. Lucey *Director*	**O. Killian** *Director*	23 September 2005

Independent Auditors' Report to the members of IAWS Group, PLC

We have audited the financial statements on pages 41 to 77.

This report is made solely to the Company's members, as a body, in accordance with section 193 of the Companies Act, 1990. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body for our audit work, for this report or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors are responsible for preparing the Annual Report. As described on page 38, this includes responsibility for preparing the financial statements in accordance with applicable Irish law and accounting standards. Our responsibilities, as independent auditors, are established in Ireland by statute, the Auditing Practices Board, the Listing Rules of the Irish Stock Exchange, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Acts. As also required by the Acts, we state whether we have obtained all the information and explanations we require for our audit, whether the Company's balance sheet is in agreement with the books of account and report to you our opinion as to whether:

- the Company has kept proper books of account;
- the directors' report is consistent with the financial statements;
- at the balance sheet date a financial situation existed that may require the Company to hold an extraordinary general meeting, on the grounds that the net assets of the Company, as shown in the financial statements, are less than half of its share capital.

We also report to you if, in our opinion, information specified by law or the Listing Rules, regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on page 29 reflects the Company's compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Independent Auditors' Report to the members of IAWS Group, PLC
(continued)

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Group and the Company as at 31 July 2005 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Acts, 1963 to 2005 and all Regulations to be construed as one with those Acts.

We have obtained all the information and explanations we considered necessary for the purposes of our audit. In our opinion, proper books of account have been kept by the Company. The balance sheet of the Company is in agreement with the books of account.

In our opinion, the information given in the directors' report on pages 27 and 28 is consistent with the financial statements.

The net assets of the Company, as stated in the balance sheet on page 49, are more than half of the amount of its called up share capital and, in our opinion, on that basis there did not exist at 31 July 2005 a financial situation which, under Section 40(1) of the Companies (Amendment) Act, 1983, would require the convening of an extraordinary general meeting of the Company.

KPMG
Chartered Accountants
Registered Auditors — 23 September 2005

Statement of Accounting Policies

FOR THE YEAR ENDED 31 JULY 2005

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group's financial statements

BASIS OF PREPARATION

The financial statements are prepared in euro in accordance with generally accepted accounting principles under the historical cost convention and comply with financial reporting standards of the Accounting Standards Board, as promulgated by the Institute of Chartered Accountants in Ireland.

BASIS OF CONSOLIDATION

The Group financial statements consolidate the financial statements of the Company and all of its subsidiary undertakings made up to 31 July.

The results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal. Upon the acquisition of a business, fair values are attributed to the identifiable net assets acquired. Goodwill arising on acquisitions is dealt with as set out below.

Joint ventures and associates are accounted for using the gross equity method and equity method respectively (see below).

JOINT VENTURE AND ASSOCIATE UNDERTAKINGS

Joint venture undertakings (joint ventures) are those undertakings over which the Group exercises control jointly with another party.

Associated undertakings (associates) are those undertakings in which the Group has a participating interest in the equity capital and over which it is able to exercise significant influence.

Joint ventures and associates are accounted for using the gross equity method and equity method respectively. The Group's share of the profits less losses of joint ventures and associates are included in the consolidated profit and loss account. The Group's interests in their net assets or liabilities are included as financial fixed asset investments in the consolidated balance sheet at an amount representing the Group's share of the fair values of the net assets at acquisition plus the Group's share of post acquisition retained profits or losses. Goodwill arising on acquisition of joint ventures and associates is dealt with as stated below.

Investments in joint ventures and associates are shown in the Company balance sheet as financial fixed assets and are valued at cost less impairments.

The amounts included in the consolidated financial statements in respect of the profits of joint ventures and associates are taken from their latest financial statements prepared up to their respective financial year ends together with management accounts for the intervening periods to 31 July 2005.

TANGIBLE FIXED ASSETS

Tangible fixed assets are stated at cost less accumulated depreciation and provisions for impairment.

Freehold land is not depreciated. The charge for depreciation is calculated to write down the cost of other fixed assets including leased assets to their estimated residual values by equal instalments over their expected useful lives which are as follows:

Buildings	25 to 50 years
Plant and machinery	3 to 15 years
Motor vehicles	3 to 7.5 years

The carrying value of tangible assets is reviewed for impairment if events or changes in circumstances indicate that the net book amount may not be recoverable.

Statement of Accounting Policies (continued)

FOR THE YEAR ENDED 31 JULY 2005

GOODWILL

Purchased goodwill arising on the acquisition of a subsidiary, joint venture, associate or business represents the excess of the acquisition cost over the fair value of the identifiable net assets when they were acquired. Subsequent changes to the amount of deferred contingent consideration is adjusted for against goodwill.

Purchased goodwill arising on acquisitions prior to 1 August 1998 was eliminated against reserves on acquisition and negative goodwill arising on such acquisitions was credited directly to reserves as a matter of accounting policy. On disposal of the business any goodwill so treated is included in determining the profit or loss on sale of the business.

Purchased goodwill arising on acquisitions after 1 August 1998 is capitalised in the balance sheet and amortised over the estimated economic life of the goodwill. Useful economic lives range between 7 and 20 years, or in certain cases, are deemed to be indefinite. Where the useful economic life is deemed to be indefinite, annual impairment reviews are carried out to ensure that carrying values remain appropriate.

Goodwill arising on the acquisition of subsidiaries is shown separately in the balance sheet in intangible assets. Goodwill arising on the acquisition of joint ventures and associates is included in the carrying amount of the investments.

FINANCIAL FIXED ASSETS

Company
Financial fixed assets are shown at cost less provisions for impairments in value. Income from financial fixed assets is recognised in the profit and loss account in the year in which it is receivable.

Group
Other investments are stated at cost less provision for impairments in value.

LEASED ASSETS

Tangible fixed assets acquired under finance leases are included in the balance sheet at their equivalent capital value and are depreciated over the shorter of the lease term and their useful lives. The corresponding liabilities are recorded as a creditor and the interest element of the finance lease rentals is charged to the profit and loss account on an annuity basis. Operating lease rentals are charged to the profit and loss account on a straight line basis over the lease term.

STOCKS

Stocks are valued at the lower of cost and net realisable value on a first in, first out basis. Cost includes all expenditure, which has been incurred in the normal course of business in bringing the products to their present location and condition. Net realisable value is the estimated selling price of stock on hand less all further costs to completion and all costs expected to be incurred in marketing, distribution and selling.

TURNOVER

Turnover represents the invoiced value of goods and services supplied to third parties, exclusive of discounts and value added tax. Turnover is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer, it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably.

COMMODITY TRADING

Credit is taken for profits arising on commodity trading when realised. Provision is made for any anticipated losses on future positions.

Statement of Accounting Policies (continued)

FOR THE YEAR ENDED 31 JULY 2005

PENSIONS

The Group operates a number of pension schemes, comprising both defined benefit schemes and defined contribution schemes.

The Group continues to account for pension costs in accordance with Statement of Standard Accounting Practice 24 'Accounting for Pension Costs'. The disclosures required under the transitional arrangements of Financial Reporting Standard 17 'Retirement Benefits' are shown in Note 29.

The Group policy is to fund the pension entitlement of employees through external superannuation schemes which are entirely independent from Group finances. Contribution rates are determined on the basis of independent actuarial advice. Pension costs of defined benefit schemes are recognised on a systematic basis so that the cost of providing retirement benefits to employees is evenly matched, so far as is possible, to the service lives of the employees concerned. Any excess or deficiency of the actuarial value of assets over the actuarial liabilities of the pension schemes is allocated over the average expected remaining service lives of the employees in proportion to their expected payroll costs.

Contributions to defined contribution schemes are charged to operating profit as they fall due.

TAXATION

Current tax, including Irish corporation tax and foreign taxes, is provided on the Group's taxable profits, at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date, as required by Financial Reporting Standard 19 'Deferred Tax'. Provision is made at the rates expected to apply when the timing differences reverse.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

FOREIGN CURRENCIES

Transactions in foreign currencies are recorded at the rate ruling at the date of the transactions or at a contracted rate. The resulting monetary assets and liabilities are translated at the balance sheet rate or the contracted rate and the exchange differences are dealt with in the profit and loss account.

In accordance with Statement of Standard Accounting Practice 20 'Foreign Currency Translation' the Group's net investments in overseas subsidiary undertakings, joint ventures and associates are translated at the rate ruling at the balance sheet date. The profits and losses of overseas subsidiary undertakings, joint ventures and associates are translated at average rates for the year. Exchange differences resulting from the retranslation of the opening balance sheets of overseas subsidiary undertakings, joint ventures and associates at closing rates, together with the differences on the translation of the profit and loss accounts, are dealt with through reserves and reflected in the statement of total recognised gains and losses. Where net investments are matched in whole or in part by foreign currency borrowings, the exchange differences arising on the retranslation of such borrowings are also recorded as reserve movements and reflected in the statement of total recognised gains and losses.

FINANCIAL INSTRUMENTS

The Group enters into transactions in the normal course of business using a variety of financial instruments, including spot and forward exchange contracts and interest and currency rate swap agreements, in order to reduce exposure to foreign exchange risk and interest rate fluctuations.

The Group does not hold or issue derivative financial instruments for speculative purposes.

Statement of Accounting Policies (continued)

FOR THE YEAR ENDED 31 JULY 2005

FINANCIAL INSTRUMENTS (CONTINUED)

Forward foreign currency contracts

The criteria for forward foreign currency contracts are:

- the instrument must be related to a foreign currency transaction that is probable and whose characteristics have been identified;
- it must involve the same currency or similar currencies as the hedged item; and
- it must reduce the risk of foreign currency exchange movements on the Group's operations.

The rates under such contracts are used to record the hedged item. As a result, gains and losses are offset against the foreign exchange gains and losses on the related financial assets or liabilities or, where the instrument is used to hedge a committed or probable future transaction, it is deferred until the transaction occurs.

Interest rate swaps

The Group's criteria for interest rate swaps are:

- the instrument must be related to an asset or liability; and
- it must change the nature of the interest rate by converting a variable rate to a fixed rate.

Interest differentials under these swaps are recognised by adjusting net interest payable over the period of the contract.

GOVERNMENT GRANTS

Capital government grants received are shown as deferred income and credited to the profit and loss account by instalments on a basis consistent with the depreciation policy of the relevant assets.

Other grants are credited to the profit and loss account to offset the matching expenditure.

RESEARCH AND DEVELOPMENT

All expenditure on research and development is written off in full against the results of the period in which it is incurred.

Group Profit and Loss Account

FOR THE YEAR ENDED 31 JULY 2005

	Notes	2005 €'000	2004 €'000
TURNOVER			
Group and share of joint venture			
Continuing operations		**1,372,436**	1,316,436
Acquisitions		**82,625**	-
Less: share of joint venture		**(46,887)**	(40,167)
Group turnover – continuing operations	1	**1,408,174**	1,276,269
Cost of sales		**(1,110,506)**	(1,021,520)
GROSS PROFIT		**297,668**	254,749
Net operating costs	2	**(201,064)**	(170,101)
GROUP OPERATING PROFIT BEFORE GOODWILL AMORTISATION	3	**96,604**	84,648
Goodwill amortisation	13	**(3,548)**	(3,300)
GROUP OPERATING PROFIT			
Continuing operations		**85,681**	81,348
Acquisitions		**7,375**	-
		93,056	81,348
Share of operating results of associates and joint venture	4	**27,478**	24,490
TOTAL OPERATING PROFIT: GROUP AND SHARE OF ASSOCIATES AND JOINT VENTURE		**120,534**	105,838
Profit/(loss) on disposal of operations	5	**7,296**	(1,062)
(Loss)/profit on disposal of fixed assets	5	**(454)**	2,646
PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST AND TAXATION		**127,376**	107,422
Group interest payable (net)	6	**(11,851)**	(10,462)
Share of associates' and joint venture net interest	6	**(541)**	(954)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION		**114,984**	96,006

Group Profit and Loss Account (continued)

FOR THE YEAR ENDED 31 JULY 2005

	Notes	2005 €'000	2004 €'000
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION		**114,984**	96,006
Tax on profit on ordinary activities	7	**(23,555)**	(17,738)
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION		**91,429**	78,268
Minority interests in profits of subsidiaries (equity and non-equity interests)		**(276)**	(638)
PROFIT ON ORDINARY ACTIVITIES ATTRIBUTABLE TO THE GROUP	8	**91,153**	77,630
Dividends (all equity):			
Paid	9	**(7,308)**	(6,285)
Proposed	9	**(7,559)**	(6,744)
PROFIT RETAINED FOR THE FINANCIAL YEAR	24	**76,286**	64,601
EARNINGS PER SHARE	10		
Basic			
Before exceptional items and goodwill amortisation		**71.40 cent**	62.77 cent
Diluted			
Before exceptional items and goodwill amortisation		**70.41 cent**	62.10 cent
Basic			
After exceptional items and goodwill amortisation		**73.29 cent**	62.74 cent
Diluted			
After exceptional items and goodwill amortisation		**72.27 cent**	62.07 cent
Free cash flow per diluted ordinary share		**80.21 cent**	71.76 cent
Dividend per ordinary share		**11.89 cent**	10.52 cent

A statement of the movement on reserves is set out in Note 24.

On behalf of the Board

D. Lucey *Director* — **O. Killian** *Director* — 23 September 2005

Group Statement of Total Recognised Gains and Losses

FOR THE YEAR ENDED 31 JULY 2005

	2005 €'000	2004 €'000
Profit for the financial year	**91,153**	77,630
Translation adjustments	**(1,097)**	3,516
Total recognised gains and losses for the financial year	**90,056**	81,146

Group Balance Sheet

AT 31 JULY 2005

	Notes	2005 €'000	2004 €'000
FIXED ASSETS			
Intangible assets	13	**304,511**	183,531
Tangible assets	14	**294,598**	247,135
Financial assets:			
Investment in joint venture:			
Share of gross assets	15	**73,008**	69,818
Share of gross liabilities	15	**(7,255)**	(6,808)
Investments in associates	15	**59,105**	53,981
Other investments	15	**242**	245
		724,209	547,902
CURRENT ASSETS			
Stocks	16	**88,299**	88,740
Debtors	17	**169,514**	130,588
Cash at bank and on hand		**51,687**	46,508
		309,500	265,836
CREDITORS: amounts falling due within one year	18	**(328,824)**	(271,723)
NET CURRENT LIABILITIES		**(19,324)**	(5,887)
TOTAL ASSETS LESS CURRENT LIABILITIES		**704,885**	542,015
CREDITORS: amounts falling due after more than one year	19	**(269,955)**	(191,936)
GOVERNMENT GRANTS	21	**(3,359)**	(4,429)
PROVISIONS FOR LIABILITIES AND CHARGES	22	**(10,884)**	(8,258)
NET ASSETS		**420,687**	337,392
CAPITAL AND RESERVES			
Called up share capital	23	**37,471**	37,177
Share premium	24	**43,745**	37,918
Other reserves	24	**3,198**	3,198
Profit and loss account	24	**332,349**	255,829
SHAREHOLDERS' FUNDS - EQUITY	25	**416,763**	334,122
Minority interest in subsidiaries (equity and non-equity interests)	25	**3,924**	3,270
		420,687	337,392

On behalf of the Board

D. Lucey *Director* — **O. Killian** *Director* — 23 September 2005

Company Balance Sheet

AT 31 JULY 2005

	Notes	2005 €'000	2004 €'000
FIXED ASSETS			
Tangible assets	14	**37,954**	17,884
Financial assets	15	**129,736**	169,541
		167,690	187,425
CURRENT ASSETS			
Debtors	17	**160,630**	76,067
Cash at bank and on hand		**5**	1,087
		160,635	77,154
CREDITORS: amounts falling due within one year	18	**(68,658)**	(34,766)
NET CURRENT ASSETS		**91,977**	42,388
TOTAL ASSETS LESS CURRENT LIABILITIES		**259,667**	229,813
CREDITORS: amounts falling due after more than one year	19	**-**	(46,252)
		259,667	183,561
CAPITAL AND RESERVES			
Called up share capital	23	**37,471**	37,177
Share premium	24	**43,745**	37,918
Other reserves	24	**2,118**	2,118
Profit and loss account	24	**176,333**	106,348
SHAREHOLDERS' FUNDS - EQUITY		**259,667**	183,561

On behalf of the Board

D. Lucey
Director

O. Killian
Director

23 September 2005

Group Cash Flow Statement

FOR THE YEAR ENDED 31 JULY 2005

	Notes	2005 €'000	2004 €'000
NET CASH INFLOW FROM OPERATING ACTIVITIES	31	**136,732**	120,243
RETURNS ON INVESTMENT AND SERVICING OF FINANCE			
Interest received		**117**	66
Interest paid		**(12,528)**	(11,760)
Dividends paid to minorities		**(205)**	(499)
NET CASH OUTFLOW FROM RETURNS ON INVESTMENT AND SERVICING OF FINANCE		**(12,616)**	(12,193)
TAXATION			
Corporation tax paid		**(18,771)**	(10,244)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT			
Purchase of tangible fixed assets:			
Ongoing		**(7,363)**	(8,811)
New investments		**(43,931)**	(32,858)
Disposal of tangible fixed assets		**2,451**	8,789
Grants received		**28**	-
NET CASH OUTFLOW FROM CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT		**(48,815)**	(32,880)
ACQUISITIONS AND DISPOSALS			
Purchase of subsidiaries, businesses and associates	26	**(104,090)**	(38,861)
Related cash acquired		**13,949**	-
Issue to/(Purchase of) minority interests		**5**	(20)
Investments in and advances (to)/from associates and joint ventures		**(3,304)**	3,766
Deferred consideration paid		**(6,788)**	(8,188)
Disposal of subsidiaries and business		**14,743**	335
NET CASH OUTFLOW FROM ACQUISITIONS AND DISPOSALS		**(85,485)**	(42,968)
EQUITY DIVIDENDS PAID		**(14,052)**	(12,128)
NET CASH (OUTFLOW)/INFLOW BEFORE FINANCING		**(43,007)**	9,830
FINANCING			
Issue of shares		**6,121**	1,108
Drawdown of loan capital	32/33	**46,409**	8,606
Capital element of finance leases repaid	32/33	**(565)**	(482)
NET CASH INFLOW FROM FINANCING		**51,965**	9,232
INCREASE IN CASH	32/33	**8,958**	19,062

Notes

FORMING PART OF THE FINANCIAL STATEMENTS

1 SEGMENTAL INFORMATION

(a) Analysis by class of business

The Group comprises two reporting segments, Food and Nutrition/Agri, and an analysis of turnover, Group profit and net assets has been provided by reportable segment. No further analysis has been provided since, in the opinion of the directors, the disclosure of such information would be prejudicial to the interests of the Group.

On 26 November 2004, a cold store at the Group's food distribution centre in Southall, London, England was partially destroyed by fire. The Group has business interruption insurance cover and the related claim was fully settled prior to year end. There is an amount of €4.2 million included in the turnover figures of the food business related to this claim.

Food businesses are primarily involved in the manufacture and distribution of convenience food. Nutrition/Agri businesses are involved in the manufacture and distribution of feeds, fertiliser, seeds and chemicals, proteins and oils.

		2005			2004	
	Food	**Nut/Agri**	**Total**	Food	Nut/Agri	Total
	€'000	**€'000**	**€'000**	€'000	€'000	€'000
Turnover:						
Group and share of joint venture	**892,057**	**563,004**	**1,455,061**	727,836	588,600	1,316,436
Less: share of joint venture	**(46,887)**	**-**	**(46,887)**	(40,167)	-	(40,167)
Group turnover:						
Continuing operations	**845,170**	**563,004**	**1,408,174**	687,669	588,600	1,276,269
Group operating profit before goodwill amortisation	**73,927**	**22,677**	**96,604**	56,957	27,691	84,648
Share of joint venture and associates	**25,019**	**2,459**	**27,478**	22,120	2,370	24,490
Total operating profit before goodwill amortisation	**98,946**	**25,136**	**124,082**	79,077	30,061	109,138
Goodwill amortisation	**(3,402)**	**(146)**	**(3,548)**	(3,154)	(146)	(3,300)
Total operating profit after goodwill amortisation	**95,544**	**24,990**	**120,534**	75,923	29,915	105,838
Exceptional items	**658**	**6,184**	**6,842**	(863)	2,447	1,584
Profit before interest and taxes	**96,202**	**31,174**	**127,376**	75,060	32,362	107,422
Operating net assets – Group	**514,604**	**100,373**	**614,977**	366,528	99,075	465,603
Group share of the net assets of associates and joint venture	**109,780**	**28,991**	**138,771**	101,595	29,309	130,904
	624,384	**129,364**	**753,748**	468,123	128,384	596,507

Notes (continued)

FORMING PART OF THE FINANCIAL STATEMENTS

1 SEGMENTAL INFORMATION (CONTINUED)

(a) Analysis by class of business (continued)

	2005 €'000	2004 €'000
Reconciliation of total net assets:		
Total assets less total liabilities	**420,687**	337,392
Add net debt	**215,869**	141,410
Add proposed dividend	**7,559**	6,744
Less trade investments	**(242)**	(245)
Add pre FRS 10 goodwill:		
Subsidiaries	**95,962**	97,293
Associates and joint venture	**13,913**	13,913
	753,748	596,507

(b) Geographical analysis

The geographical analysis of turnover is based on both origin and destination.

An analysis of Group profit and net assets by geographical area is not provided since, in the opinion of the directors, the disclosure of such information would be prejudicial to the interests of the Group.

	2005 €'000	2004 €'000
Geographical analysis by origin:		
Republic of Ireland	**720,385**	692,924
United Kingdom	**499,344**	490,864
Rest of Europe	**82,625**	-
North America	**105,820**	92,481
	1,408,174	1,276,269
Geographical analysis by destination:		
Republic of Ireland	**710,108**	684,079
United Kingdom	**498,659**	490,864
Rest of Europe	**93,587**	8,845
North America	**105,820**	92,481
	1,408,174	1,276,269
Group share of turnover of associates	**183,395**	179,714

Notes (continued)

FORMING PART OF THE FINANCIAL STATEMENTS

2 NET OPERATING COSTS

	2005	2004
	€'000	€'000
Net operating costs		
Distribution costs	**117,132**	96,003
Administrative expenses	**85,722**	76,584
Other operating income	**(1,790)**	(2,486)
	201,064	170,101

3 GROUP OPERATING PROFIT BEFORE GOODWILL AMORTISATION

	2005	2004
	€'000	€'000
This is arrived at after charging/(crediting):		
Auditors' remuneration	**815**	630
Depreciation	**25,089**	25,827
Research and development	**4,783**	1,721
Government grants amortised	**(438)**	(630)
Operating lease rentals - plant and machinery	**776**	758
- other	**11,627**	7,782

In addition to the 2005 audit fees disclosed above, the external auditors also received fees of €360,000 in respect of non - audit services.

4 SHARE OF OPERATING RESULTS OF ASSOCIATES AND JOINT VENTURE

	2005	2004
	€'000	€'000
Share of operating profit of joint venture	**15,523**	13,037
Share of operating profit of associates	**11,955**	11,453
	27,478	24,490

5 EXCEPTIONAL ITEMS

	2005	2004
	€'000	€'000
Group		
Profit on disposal of operations	**8,670**	-
Loss on termination of operations	**(1,374)**	(1,293)
(Loss)/profit on disposal of fixed assets	**(454)**	567
Profit on sale of discontinued operation	**-**	231
	6,842	(495)
Share of associates		
Profit on sale of tangible fixed assets	**-**	2,079
	6,842	1,584

The profit on disposal of operations represents the profit on the early termination of an agreement with the Irish Agricultural Wholesale Society Limited in respect of the disposal of two businesses in the nutrition/agri division (see Note 26).

The loss on termination of operations represents the costs of closing two operations within the Group's UK fertiliser division.

The tax charge attributable to the exceptional items amounted to €1,609,000 *(2004: credit of €1,130,000).*

In 2004 the profit on sale of discontinued operation related to the recovery of funds placed in escrow to defend claims provided for as an exceptional charge on the sale of Alba Proteins Limited in 2002. The loss on termination of operation related to provision for the closure of a fish processing facility in the U.K.

6 NET INTEREST PAYABLE AND SIMILAR CHARGES

	2005	2004
(including Group share of associates and joint venture)	**€'000**	€'000
Borrowings wholly repayable within five years	**11,968**	10,528
Interest receivable	**(117)**	(66)
Group net interest payable	**11,851**	10,462
Share of net interest payable of associates and joint venture	**541**	954
Total net interest payable	**12,392**	11,416

Notes (continued)

FORMING PART OF THE FINANCIAL STATEMENTS

7 TAX ON PROFIT ON ORDINARY ACTIVITIES

	2005	2004
Current tax:	€'000	€'000
Republic of Ireland:		
Corporation tax on profits for the year at 12.5% *(2004: 12.5%)*	8,200	7,968
Less: Manufacturing relief	(562)	(591)
Adjustments in respect of prior years	140	(228)
Double taxation relief	(855)	(769)
	6,923	6,380
Overseas:		
Current tax on profit for the year	8,148	5,448
Adjustments in respect of prior years	(585)	(1,028)
	7,563	4,420
Share of associates and joint venture tax charge	6,238	5,782
Total current tax charge	20,724	16,582
Deferred tax:		
Origination and reversal of timing differences	2,164	399
Adjustments in respect of prior years	848	819
Share of associates and joint venture deferred tax credit	(181)	(62)
Total deferred tax charge	2,831	1,156
Total tax charge	23,555	17,738

Factors affecting tax charge for the year

The tax assessed for the year is higher than the standard rate of corporation tax in the Republic of Ireland. The differences are explained below:

	2005	2004
	€'000	€'000
Profit on ordinary activities before tax	114,984	96,006
Profit on ordinary activities multiplied by the standard rate of tax in the Republic of Ireland of 12.5% *(2004: 12.5%)*	14,373	12,001
Effects of:		
Expenses not deductible for tax purposes /non-taxable income	1,080	816
Capital allowances for period in excess of depreciation	(2,042)	(3,068)
Other timing differences	650	2,268
Utilisation of losses forward	(449)	-
Manufacturing relief	(562)	(591)
Rollover relief on profit on disposal of property	-	(546)
Higher rates of tax on other income	849	512
Higher rates of tax on overseas earnings	6,386	5,672
Adjustments in respect of prior years	(445)	(1,256)
Other	884	774
Total current tax charge	20,724	16,582

Notes (continued)

7 TAX ON PROFIT ON ORDINARY ACTIVITIES (CONTINUED)

Factors that may affect future tax charges

No provision has been made for deferred tax on gains arising from the sale of properties, where these gains have been, or are expected to be rolled over into replacement assets. Such gains will not be taxable until such time as the replacement assets are disposed of, without themselves being replaced. The total amount of deferred tax unprovided on such gains amounts to €9,536,800 *(2004: €8,451,000)*. It is not envisaged that any tax will become payable in the foreseeable future. No deferred tax asset has been recognised in respect of certain tax losses and other timing differences where the utilisation of these are uncertain. The total unprovided deferred tax asset amounts to €2,127,000 *(2004: €2,851,000)*.

8 PROFIT ON ORDINARY ACTIVITIES ATTRIBUTABLE TO THE GROUP

As permitted by Section 3(2) of the Companies (Amendment) Act, 1986, the profit and loss account of the Company is not separately presented as part of these Group financial statements. The profit on ordinary activities in the parent undertaking for the year amounted to €85,086,000 *(2004: €110,150,000)*.

9 DIVIDENDS	**2005**	2004
	€'000	€'000
Paid		
Interim dividend of 5.835 cent *(2004: 5.074 cent)* per ordinary share	**7,308**	6,285
Proposed		
Final dividend of 6.052 cent *(2004: 5.442 cent)* per ordinary share	**7,559**	6,744
Equity dividends	**14,867**	13,029

10 EARNINGS PER SHARE

The calculation of basic earnings per share is based on the weighted average number of ordinary shares in issue during the year. For the calculation of diluted earnings per share, the weighted average number of ordinary shares in issue during the year has been adjusted as follows:

	2005	2004
	Number	Number
	€'000	€'000
Weighted average number of ordinary shares in issue	**124,381**	123,732
Dilutive potential ordinary shares: Options	**1,740**	1,343
Diluted weighted average number of ordinary shares in issue	**126,121**	125,075

Notes (continued)

FORMING PART OF THE FINANCIAL STATEMENTS

10 EARNINGS PER SHARE (CONTINUED)

The earnings per share as adjusted for exceptional items and goodwill is set out below:

	2005 €'000	Earnings per share 2005 cent	2004 €'000	Earnings per share 2004 cent
Basic				
Profit for the financial year	**91,153**	**73.29**	77,630	62.74
Exceptional items (net of tax)	**(5,233)**	**(4.21)**	(2,714)	(2.19)
Goodwill amortisation (net of tax)	**2,891**	**2.32**	2,751	2.22
Adjusted earnings per share	**88,811**	**71.40**	77,667	62.77
Diluted				
Profit for the financial year	**91,153**	**72.27**	77,630	62.07
Exceptional items (net of tax)	**(5,233)**	**(4.15)**	(2,714)	(2.17)
Goodwill amortisation (net of tax)	**2,891**	**2.29**	2,751	2.20
Adjusted earnings per share	**88,811**	**70.41**	77,667	62.10

11 EMPLOYMENT

	2005 €'000	2004 €'000
The staff costs for the year were:		
Wages and salaries	**116,515**	98,566
Social welfare costs	**18,452**	9,311
Pension costs	**4,626**	4,829
	139,593	112,706

The average number of persons employed by the Group during the year was as follows:

	2005 Number	2004 Number
Sales and distribution	**1,704**	1,276
Production	**1,443**	1,302
Management and administration	**558**	515
	3,705	3,093

Notes (continued)

FORMING PART OF THE FINANCIAL STATEMENTS

11 EMPLOYMENT (CONTINUED)

	2005 Number	2004 Number
These employees are divided geographically as follows:		
Republic of Ireland	**1,075**	1,074
United Kingdom	**1,164**	1,189
Rest of Europe	**457**	-
North America	**1,009**	830
	3,705	3,093

12 DIRECTORS' REMUNERATION

Directors' remuneration is set out on pages 35 and 36.

13 INTANGIBLE ASSETS - GOODWILL

	2005	2004
Group	**€'000**	€'000
Cost		
At 1 August	**189,725**	152,392
Arising on acquisitions:		
During the year	**131,838**	39,691
Adjustments in respect of acquisitions in prior years	**(5,216)**	-
Translation adjustment	**(2,204)**	(2,358)
At 31 July	**314,143**	189,725
Amortisation		
At 1 August	**6,194**	2,864
Amortised during the year	**3,548**	3,300
Translation adjustment	**(110)**	30
At 31 July	**9,632**	6,194
Net book amount at 31 July	**304,511**	183,531

The adjustments in respect of acquisitions in prior years relate to the determination of final amounts of deferred consideration.

At 31 July 2005, goodwill with a value of €273,106,000 *(2004: €147,597,000)* has been deemed by the directors to have an indefinite useful economic life due to the brand quality and market strength of the underlying businesses and hence no goodwill amortisation is charged. The directors are satisfied that this departure from the requirements of the Companies Acts, 1963 to 2005 is necessary for the overriding purpose of giving a true and fair view.

Notes (continued)

FORMING PART OF THE FINANCIAL STATEMENTS

14 TANGIBLE FIXED ASSETS	**Land and Buildings**	**Plant & Machinery**	**Motor Vehicles**	**Total**
Group	**€'000**	**€'000**	**€'000**	**€'000**
Cost				
At 1 August 2004	152,031	248,955	9,025	410,011
Additions	25,090	49,706	500	75,296
Acquisitions	8,592	811	-	9,403
Disposals	(3,166)	(20,813)	(4,326)	(28,305)
Translation adjustments	(1,829)	(3,471)	(153)	(5,453)
At 31 July 2005	**180,718**	**275,188**	**5,046**	**460,952**
Depreciation				
At 1 August 2004	25,315	130,409	7,152	162,876
Charge for year	3,540	20,650	899	25,089
Disposals	(1,014)	(14,276)	(4,140)	(19,430)
Translation adjustments	(224)	(1,832)	(125)	(2,181)
At 31 July 2005	**27,617**	**134,951**	**3,786**	**166,354**
Net book amounts				
At 31 July 2005	**153,101**	**140,237**	**1,260**	**294,598**
At 31 July 2004	126,716	118,546	1,873	247,135
Company				
Cost				
At 1 August 2004	17,528	1,627	179	19,334
Additions	20,116	104	-	20,220
Disposals	-	-	(179)	(179)
At 31 July 2005	**37,644**	**1,731**	**-**	**39,375**
Depreciation				
At 1 August 2004	51	1,266	133	1,450
Charge for year	16	88	(8)	96
Disposals	-	-	(125)	(125)
At 31 July 2005	**67**	**1,354**	**-**	**1,421**
Net book amounts				
At 31 July 2005	**37,577**	**377**	**-**	**37,954**
At 31 July 2004	17,477	361	46	17,884

Included above are assets held under finance leases with a net book value of €24,487,000.

Notes (continued)

FORMING PART OF THE FINANCIAL STATEMENTS

15 FINANCIAL FIXED ASSETS

Group *Joint venture*	Share of net Assets €'000	Goodwill €'000	Total €'000
At 1 August 2004	57,177	5,833	63,010
Additions in year	943	-	943
Share of net profit	12,598	-	12,598
Dividends	(16,162)	-	(16,162)
Translation adjustments	4,940	424	5,364
At 31 July 2005	**59,496**	**6,257**	**65,753**

Associates	Share of Net Assets €'000	Goodwill €'000	Total €'000
At 1 August 2004	40,958	13,023	53,981
Additions in year	-	1,419	1,419
Share of net profit	8,281	-	8,281
Dividends	(4,461)	-	(4,461)
Translation adjustments	45	(160)	(115)
At 31 July 2005	**44,823**	**14,282**	**59,105**

The Group's net investment in joint venture and associates at 31 July comprises the following:

	Joint Venture		Associates	
	2005 €'000	2004 €'000	2005 €'000	2004 €'000
Group share of:				
Fixed assets	**49,706**	48,469	**34,279**	35,324
Current assets	**17,045**	15,516	**45,088**	46,262
	66,751	63,985	**79,367**	81,586
Goodwill	**6,257**	5,833	**14,282**	13,023
Gross assets (including goodwill)	**73,008**	69,818	**93,649**	94,609
Gross liabilities:				
Amounts falling due within one year	**(4,342)**	(4,670)	**(23,437)**	(29,253)
Amounts falling due after more than one year	**(2,913)**	(2,138)	**(11,107)**	(11,375)
Share of attributable net assets	**65,753**	63,010	**59,105**	53,981

Notes (continued)

FORMING PART OF THE FINANCIAL STATEMENTS

15 FINANCIAL FIXED ASSETS (CONTINUED)

Other investments	**€'000**
At 1 August 2004	245
Translation adjustments	(3)
At 31 July 2005	**242**

Other investments comprise €85,000 *(2004: €88,000)* listed investments and €157,000 *(2004: €157,000)* unlisted investments. The market value of the listed financial assets at the balance sheet date was €155,000 *(2004: €136,000)*.
In the opinion of the directors, the value of the unlisted investments is not less than the book values shown above.

Company	Investments in Subsidiaries €'000	Investments in Associates €'000	Shares in unlisted companies €'000	Total €'000
At 1 August 2004	169,539	-	2	169,541
Additions	20	-	-	20
Disposals	(43,465)	-	-	(43,465)
Translation adjustments	3,640	-	-	3,640
At 31 July 2005	**129,734**	**-**	**2**	**129,736**

During the year, the Company disposed of a financial fixed asset to a related Group company as part of a Group reorganisation.

16 STOCKS	**2005**	2004
	€'000	€'000
Group		
Raw materials	**13,994**	12,181
Finished goods	**69,629**	73,442
Consumable stores	**4,676**	3,117
	88,299	88,740

The replacement cost of stocks does not differ materially from the values stated above.

17 DEBTORS	**2005**		2004	
	Group	**Company**	Group	Company
	€'000	**€'000**	€'000	€'000
Amounts falling due within one year				
Trade debtors	**135,220**	**34**	108,337	52
Amounts owed by subsidiaries	**-**	**156,682**	-	74,042
Amounts owed by associates	**229**	**7**	270	-
VAT recoverable	**5,469**	**-**	3,056	-
Other debtors	**28,596**	**3,907**	18,925	1,973
	169,514	**160,630**	130,588	76,067

Notes (continued)

FORMING PART OF THE FINANCIAL STATEMENTS

18 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	2005		2004	
	Group	**Company**	Group	Company
	€'000	**€'000**	€'000	€'000
Bank overdrafts	**4,268**	**18,300**	7,892	4,213
Bank loans	**5,659**	**-**	5,841	-
Trade creditors	**139,924**	**960**	133,506	789
Deferred consideration	**4,665**	**1,771**	5,434	-
Accruals and other creditors	**128,020**	**18,872**	89,356	18,835
Leasing creditors	**20,074**	**19,956**	174	-
VAT payable	**2,980**	**809**	1,088	297
Corporation tax	**11,027**	**-**	14,674	-
PAYE and PRSI	**3,788**	**431**	2,137	382
Amounts due to subsidiaries	**-**	**-**	-	3,506
Amounts due to associates and joint venture	**860**	**-**	4,877	-
Dividends proposed	**7,559**	**7,559**	6,744	6,744
	328,824	**68,658**	271,723	34,766

A placing of US$37,500,000 guaranteed senior notes with US institutional investors was completed on 23 April 1996. The guaranteed senior notes replaced existing borrowings. As at 31 July 2005, US$6,250,000 of these notes remain outstanding and are repayable on 24 April 2006. These notes rank pari passu with other Group debt.

19 CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	2005		2004	
	Group	**Company**	Group	Company
	€'000	**€'000**	€'000	€'000
Long term debt				
Repayable between one and two years	**510**	**-**	23,929	-
Repayable between two and five years	**233,716**	**-**	150,000	46,252
	234,226	**-**	173,929	46,252
Leasing creditors	**3,329**	**-**	82	-
Deferred consideration	**31,950**	**-**	16,938	-
Other creditors	**450**	**-**	987	-
	269,955	**-**	191,936	46,252

(a) All Group borrowings are secured by guarantees from IAWS Group, plc and cross guarantees from various companies within the Group.

(b) Total deferred consideration, due within and after one year, amounts to €36,615,000 *(2004: €22,372,000)* and represents the present value of the amounts expected to be payable. The increase in the liability during the year includes the impact of the acquisition of Groupe Hubert (Note 26) together with revisions of previous estimates. Deferred consideration is all due within five years.

(c) As part of a Group reorganisation, the long term debt in the Company was transferred to another Group company.

Notes (continued)

FORMING PART OF THE FINANCIAL STATEMENTS

20 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

An explanation of the Group's objectives, policies and strategies for the role of derivatives and other financial instruments in creating and changing the risks that the Group faces in its activities is outlined on pages 63 to 65 below.

Financial instruments are used to minimise exposure to both currency and interest rate fluctuations arising from the Group's operations. It is, and has been throughout the period under review, the Group's policy that no trading in financial instruments shall be undertaken.

The main risks which are managed arising from the Group's financial instruments are interest rate risk, foreign currency risk and liquidity risk. The Board reviews and agrees policies for managing each of these risks. These policies have not altered since the beginning of the financial period.

As permitted by Financial Reporting Standard 13, 'Derivatives and Other Financial Instruments: Disclosures', short term debtors and creditors have not been categorised in these disclosures.

Interest rate risk management

The Group policy is to fix a substantial proportion of the Group's medium to long term exposure in individual currencies. To achieve this objective, the Group enters into interest rate swaps with a view to changing interest receivable or payable on the Group's underlying cash and borrowing from variable to fixed rates. The Group policy is to maintain between 45% and 65% of overall Group average annual borrowings at fixed rates of interest.

Interest rate profile of financial liabilities

The interest rate profile of financial liabilities of the Group as at 31 July 2005 was as follows:

	Euro Amount '000	Foreign Currency Amount '000	Fixed Rate financial Liability '000	Floating Rate financial liability '000	Non-Interest bearing financial liability '000	Weighted average fixed interest rate %	Weighted average period of fixed interest (years)
Currency							
Euro	88,453	88,453	54,981	883	32,589	3.37	2.5
Sterling	57,825	39,870	22,789	15,015	2,066	5.24	1.0
US dollar	93,875	113,589	50,045	62,298	1,246	3.32	1.2
CAD dollar	39,384	58,486	20,000	38,486	-	3.92	2.0
Swiss Franc	24,634	38,435	-	38,435	-	-	-

The floating rate financial liabilities comprise bank borrowings bearing interest at rates fixed in advance for periods ranging from overnight to one year by reference to the relevant Euribor and Libor rates.

During the year, fixed rate borrowings as a proportion of total borrowings remained within the Group policy limits.

Notes (continued)

FORMING PART OF THE FINANCIAL STATEMENTS

20 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

Interest rate profile of financial assets

The interest rate profile of financial assets of the Group as at 31 July 2005 was as follows:

	Euro Amount '000	Fixed rate financial assets (foreign currency amount) '000	Floating rate financial Assets (foreign currency amount) '000
Currency			
Euro	29,029	886	28,143
Sterling	13,376	-	9,223
US dollar	9,199	-	11,131
Swiss Franc	81	-	127
CAD dollar	2	-	3

Fixed and floating rate financial assets are predominantly comprised of cash deposits and other interest earning credit balances. The weighted average fixed rate on cash deposits was 2.48% at the year end.

Foreign currency risk management

There are two principal types of currency exchange risk to which the Company is exposed resulting from its operations.

(a) *Translation exposures*

The Group manages its balance sheet having regard to the currency exposures arising from its assets being denominated in a wide range of currencies. To this end, where foreign currency assets are funded by borrowing, such borrowing is generally sourced in the currency of the related assets. The Group also hedges a portion of its currency exposure through the use of currency swaps.

(b) *Transactional exposures*

Transactional exposures arise from sales or purchases by an operating unit in currencies other than the unit's functional currency. The Group requires all its operating units to use forward currency contracts to eliminate the currency exposures on any future balances as they arise. The forward currency contracts must be in the same currency as the hedged item.

Foreign currency exposures

When account is taken of the effect of currency swaps and forward contracts, the amount of the Group's foreign currency exposure at 31 July 2005 was not material.

Liquidity risk management

The Group's objective is to maintain a balance between flexibility and continuity of funding. The Group's policy is that not more than 40% of bank borrowings should mature in any twelve month period. 90% of the Group's total borrowings at the year end will mature between two and five years.

Short-term flexibility is achieved by overdraft facilities and short-term borrowings. The Group has a syndicated loan facility totalling €500 million and a placing of US$6.25 million guaranteed senior notes (see Note 18) at 31 July 2005.

Market price risk management

The Group continually monitors market price risk arising from its financial instruments.

Notes (continued)

FORMING PART OF THE FINANCIAL STATEMENTS

20 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

Borrowing facilities

The Group has various borrowing facilities available to it. The undrawn committed facilities available at 31 July 2005 are as follows:

	2005 €'000
Expiring in one year or less	-
Expiring in one to two years	-
Expiring in over two years	141,284
Total undrawn borrowing facilities	141,284

Maturity profile financial assets and liabilities

Set out below are the book values of the Group's financial assets and liabilities and the maturity profile of these as at 31 July 2005.

	Book Value 2005 €'000	Book Value 2004 €'000
Primary financial instruments		
Borrowings repayable within one year	**(9,927)**	(13,733)
Borrowings repayable between one and two years	**(510)**	(23,929)
Borrowings repayable between two and five years	**(233,716)**	(150,000)
Finance leases repayable within one year	**(20,074)**	(173)
Finance leases repayable between one and two years	**(417)**	(81)
Finance leases repayable between two and five years	**(2,912)**	(2)
Deferred consideration repayable within one year	**(4,665)**	(5,434)
Deferred consideration repayable between one and five years	**(31,950)**	(16,938)
	(304,171)	(210,290)
Cash and short-term deposits	**51,687**	46,508

The Group enters into forward foreign exchange contracts to manage the currency exposures that arise on purchases and sales denominated in non-base currencies. The Group also uses interest rate swaps to manage its interest rate profile. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures. The mark to market value of year-end forward contracts results in unrecognised profits of €230,000 *(2004: loss €986,000)*. These profits will be recognised in 2006 when the contracts mature. The mark to market value of year end interest rate swaps results in an unrecognised profit of €481,000 *(2004: €75,000)*.

There are no significant differences between the book values and fair values of other financial assets or liabilities.

Notes (continued)

FORMING PART OF THE FINANCIAL STATEMENTS

21 GOVERNMENT GRANTS

	2005 €'000	2004 €'000
Group		
At 1 August	**4,429**	4,688
Amortised to profit and loss	**(438)**	(630)
Received during year	**28**	-
Arising on acquisition	**-**	361
Eliminated on disposal	**(656)**	-
Translation adjustment	**(4)**	10
At 31 July	**3,359**	4,429

22 PROVISIONS FOR LIABILITIES AND CHARGES

	2005 Pension Provision €'000	2005 Deferred taxation €'000	2005 Total €'000	2004 Pension Provision €'000	2004 Deferred Taxation €'000	2004 Total €'000
Group						
At 1 August	**2,326**	**5,932**	**8,258**	2,345	5,495	7,840
Charged/(utilised) during the year	**(17)**	**3,012**	**2,995**	(19)	1,218	1,199
Acquisitions	**-**	**(502)**	**(502)**	-	(753)	(753)
Translation adjustment	**-**	**133**	**133**	-	(28)	(28)
At 31 July	**2,309**	**8,575**	**10,884**	2,326	5,932	8,258

	2005	2004
The deferred taxation provision consists of the following amounts:	**€'000**	€'000
Tax effect of timing differences due to:		
- accelerated capital allowances	**16,437**	9,829
- other timing differences	**(7,862)**	(3,897)
	8,575	5,932

23 CALLED UP SHARE CAPITAL

	2005 €'000	2004 €'000
Authorised		
228,000,000 ordinary shares of 30 cent each	**68,400**	68,400
15,000,000 8.5% cumulative redeemable convertible preference shares of €1.20 each	**18,000**	18,000
	86,400	86,400
Allotted, called up and fully paid		
124,904,535 ordinary shares of 30 cent each *(2004: 123,925,035 ordinary shares of 30 cent each)*	**37,471**	37,177
	37,471	37,177

Ordinary shares

Options are held over a total number of 4,311,000 *(2004: 5,296,500)* unissued ordinary shares at prices ranging from 160 cent to 915 cent. Options were exercised during the year, resulting in the issue of 979,500 *(2004: 457,000)* ordinary shares.

Notes (continued)

FORMING PART OF THE FINANCIAL STATEMENTS

24 MOVEMENT ON RESERVES

	Share Premium €'000	Capital Conversion Reserve €'000	Other non-distributable reserve €'000	Profit and Loss €'000	Total €'000
Group					
At 1 August 2004	37,918	2,118	1,080	255,829	296,945
Goodwill reinstated on disposal of business	-	-	-	1,331	1,331
Profit for year	-	-	-	91,153	91,153
Dividends	-	-	-	(14,867)	(14,867)
Premium on shares issued	5,827	-	-	-	5,827
Translation adjustment	-	-	-	(1,097)	(1,097)
At 31 July 2005	43,745	2,118	1,080	332,349	379,292

In accordance with the Group's accounting policy, goodwill arising on acquisitions prior to 1 April 1998, set off against reserves amounts to €109,875,000 *(2004: €111,206,000).*

In accordance with the Group's accounting policy, exchange losses of €3,591,000 *(2004: gains of €9,145,000)* arising on foreign currency borrowings have been offset against the currency movements arising on the translation of net assets of subsidiaries where the operating currency is other than euro.

	Share Premium €'000	Capital Conversion Reserve €'000	Profit and Loss €'000	Total €'000
Company				
At 1 August 2004	37,918	2,118	106,348	146,384
Profit for year	-	-	85,086	85,086
Dividends	-	-	(14,867)	(14,867)
Premium on shares issued	5,827	-	-	5,827
Translation adjustment	-	-	(234)	(234)
At 31 July 2005	43,745	2,118	176,333	222,196

25 RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS AND MINORITY INTEREST

	2005 €'000	2004 €'000
Group		
Profit for the financial year	**91,153**	77,630
Dividends	**(14,867)**	(13,029)
Translation adjustments	**(1,097)**	3,516
Share capital issued	**294**	137
Share premium	**5,827**	971
Goodwill reinstated on disposal	**1,331**	-
Movement on equity shareholders' funds in year	**82,641**	69,225
Equity shareholders' funds at beginning of year	**334,122**	264,897
Equity shareholders' funds at end of year	**416,763**	334,122

The movement in the minority interest in the period related to the acquisition of a minority interest as part of the Groupe Hubert acquisition (Note 26) and the minority interest in the share of the profit of the Group for the year.

Notes (continued)

FORMING PART OF THE FINANCIAL STATEMENTS

26 ACQUISITIONS AND DISPOSALS

The Group completed the acquisition of Groupe Hubert on 10 December 2004.

A summary of the effect of the acquisition in the year is as follows:	**2005**
	€'000
Assets acquired:	
Tangible fixed assets	**9,403**
Intangible fixed assets	**27,718**
Stocks	**5,431**
Debtors	**14,462**
Minority interest	**(528)**
Creditors	**(27,851)**
Deferred tax	**92**
Net assets acquired excluding minority	**28,727**
Goodwill arising on acquisition	**104,120**
Consideration	**132,847**

The intangible asset acquired was subject to fair value assessment and treated as goodwill arising on acquisition. Accordingly, the total goodwill arising on acquisition amounts to €131,838,000. No other fair value adjustments were recorded. The turnover and operating profit of the business for the period since acquisition are disclosed separately in the profit and loss account on page 45.

	2005
Satisfied by:	**€'000**
Cash	**104,090**
Debt assumed on acquisition	**12,393**
Cash acquired on acquisition	**(13,949)**
Finance leases acquired	**3,759**
Deferred purchase consideration	**26,554**
	132,847

Disposal of business:
On 3 June 2000 the Group disposed of the rendering businesses, related property assets and certain working capital assets of Monery By-Products Limited and Premier Proteins Limited to Irish Agricultural Wholesale Society Limited ("Society"). Following these disposals, agreements were put in place allowing for an annual lease rental charge payable by the Society in respect of the plant and machinery assets and an annual license fee for the use of technical know-how in respect of these companies. The agreements were scheduled to expire on 3 June 2007. On 20 September 2004 and 31 December 2004, the parties agreed to early termination of the agreements in respect of Monery By-Products Limited and Premier Proteins Limited, respectively. The net proceeds received in respect of Monery By-Products Limited and Premier Proteins Limited were €5,840,000 and €9,475,000, respectively. The consideration represents the cash flows receivable under the original agreement from the date of termination to expiry in June 2007, discounted to present value. A summary of the effect of these disposals is as follows:

	2005	2004
	€'000	€'000
Fixed assets	**5,918**	-
Grants	**(656)**	-
Net assets at disposal	**5,262**	-
Goodwill reinstated on disposals	**1,331**	-
Profit on disposals	**8,670**	-
Cash consideration (net of costs)	**15,263**	-

Notes (continued)

FORMING PART OF THE FINANCIAL STATEMENTS

27 CONTINGENT LIABILITIES	2005		2004	
	Group	**Company**	Group	Company
	€'000	**€'000**	€'000	€'000
(a) Government grants repayable if grant conditions are not met	**3,910**	-	3,995	-

(b) Pursuant to the provisions of Section 17 of the Companies (Amendment) Act, 1986, the Company has irrevocably guaranteed the liabilities of all its subsidiaries incorporated in the Republic of Ireland and, as a result, such subsidiaries are exempt from the filing provisions of Section 7 of the Companies (Amendment) Act, 1986.

(c) The Company and its subsidiaries have given composite guarantee and indemnity to secure obligations of fellow subsidiary undertakings on all sums due: €500,000,000 in respect of bank loans and bank advances and €20,000,000 in respect of guarantee and trade finance facilities.

	2005		2004	
28 FUTURE COMMITMENTS	**Group**	**Company**	Group	Company
	€'000	**€'000**	€'000	€'000
Capital expenditure				
Contracted	**30,639**	-	3,099	-
Authorised but not contracted	**9,347**	-	3,782	-

Operating Leases

Annual commitments under non-cancellable operating leases are as follows:

	Land and Buildings		Other	
	2005	2004	**2005**	2004
Group	**€'000**	€'000	**€'000**	€'000
Operating leases which expire:				
Within one year	**1,276**	1,391	**2,648**	3,369
In two to five years	**358**	239	**7,692**	9,597
In over five years	**3,911**	3,572	-	-
	5,545	5,202	**10,340**	12,966
Company				
Operating leases which expire:				
Within one year	-	-	**135**	12
In two to five years	-	-	**168**	355
	-	-	**303**	367

Notes (continued)

FORMING PART OF THE FINANCIAL STATEMENTS

29 PENSIONS

The Group has continued to account for pensions in accordance with Statement of Standard Accounting Practice 24 'Pension Costs' (SSAP 24) and the relevant disclosures are given in note (a) below. The Group has deferred full adoption of Financial Reporting Standard 17 'Retirement Benefits' (FRS 17) until 2006, in line with the delayed mandatory implementation date issued by the Accounting Standards Board. The transitional disclosures required by FRS 17 are shown in note (b).

Historically the main IAWS Group, plc defined benefit pension scheme was a multi employer scheme providing benefits for certain employees of IAWS Group, plc and a number of its subsidiaries (together "the Group") and also the original holding entity Irish Agricultural Wholesale Society Limited ("Society"). On 7 September 2005 the main scheme was wound up thereby ensuring an effective separation of Group assets and liabilities from Society assets and liabilities. On the same date the Company established a new scheme to provide equivalent benefits for employees of the Company and its subsidiaries. Under FRS 17 calculations the total deficit in the Group's defined benefit schemes, including the main scheme, at 31 July 2005 was €38,921,000. The transitional disclosures required by FRS17 and included in note (c) below present the required information relating to the Group and the information relating to the Society ("other members"). Subsequent to the year end the Board has approved to fully fund the new Group scheme in line with GN11 funding.

(a) SSAP 24 Disclosures

The Group operates a number of pension schemes, comprising both defined benefit schemes (including the multi-employer scheme above) and defined contribution schemes, with assets held in separate trustee administered funds.

The most recent actuarial valuations were completed over the period from 1 January 2001 to 6 April 2004. The assumptions which have the most significant effect on the results of the actuarial valuations are those relating to the rates of return on investments and the rates of increase in remuneration and pensions. It was assumed that over the long term, the annual rate of return on investments would exceed the annual increase in total pensionable salaries by an average of 2.0% to 2.5%.

The market value of the assets of the defined benefit schemes (including the multi-employer scheme) at these valuations was €59,211,000 *(2004: €59,382,000)*. At these valuations, the assets of the schemes amounted to 76% of the liabilities of the schemes.

The Group's pension charge for the year amounted to €4,626,000 *(2004: €4,829,000)*, of which €946,000 *(2004: €1,448,000)* was paid in respect of defined contribution schemes.

At 31 July 2005, €3,783,000 *(2004: €3,504,000)* was included in creditors in respect of pension liabilities and € Nil *(2004: € Nil)* was included in debtors in respect of prepaid pension contributions.

The pension costs relating to the Group's defined benefit schemes are assessed in accordance with the advice of independent, professionally qualified actuaries using either the projected unit credit or the attained age method.

As permitted by SSAP 24, a provision was made in 1989 to meet pension fund deficiencies in subsidiaries acquired, mostly relating to unfunded pensions. The residual actuarial deficit of €2,309,000 is being spread over the remaining lifetime of the pensioners.

The actuarial reports are available to the pension scheme members only.

Notes (continued)

FORMING PART OF THE FINANCIAL STATEMENTS

29 PENSIONS (CONTINUED)

(b) FRS 17 Disclosures (Combined scheme)

On 5 September 2002, the IAWS Group, plc defined benefit scheme (the multi-employer scheme) was closed to new members. The IAWS Group, plc (UK) defined benefit scheme was closed to new members in 1998. The annual service cost in relation to both of these schemes is expected to increase as the current members approach retirement.

The valuations of the defined benefit schemes used for the purposes of the following FRS 17 disclosures are those of the most recent actuarial valuations carried out from 1 January 2001 to 6 April 2004 and updated to 31 July 2005 by an independent, qualified actuary. The valuations have been performed using the projected unit method.

The main financial assumptions used by the actuary were as follows:	**At 31 July 2005**	At 31 July 2004	At 31 July 2003
Rate of increase in salaries	**4.01%**	4.04%	4.02%
Rate of increases in pensions in payment and deferred benefits	**2.06%**	2.08%	2.07%
Discount rate in scheme liabilities	**4.45%**	5.29%	5.27%
Inflation rate	**2.06%**	2.08%	2.07%

The expected long term rate of return on the assets of the schemes were:	**At 31 July 2005**	At 31 July 2004	At 31 July 2003
Equities	**6.72%**	7.62%	7.60%
Bonds	**3.29%**	4.67%	4.63%
Property	**4.75%**	5.49%	-
Other	**3.00%**	3.00%	5.38%

The net pension (liability) is analysed as follows:	**At 31 July 2005 €'000**	At 31 July 2004 €'000	At 31 July 2003 '000
Market value of scheme assets:			
Equities	**54,666**	40,111	34,332
Bonds	**17,436**	15,127	12,133
Property	**4,658**	6,766	-
Other	**731**	2,675	7,965
Total market value of assets	**77,491**	64,679	54,430
Present value of scheme liabilities	**(116,412)**	(95,963)	(85,076)
Deficit in the scheme	**(38,921)**	(31,284)	(30,646)
Related deferred tax asset	**5,472**	4,310	4,701
Net pension liability	**(33,449)**	(26,974)	(25,945)

Notes (continued)

FORMING PART OF THE FINANCIAL STATEMENTS

29 PENSIONS (CONTINUED)

(b) FRS 17 Disclosures (Combined scheme) (continued)

History of experience gains and losses:	**2005**	2004	2003
Difference between expected and actual return on assets			
- Amount (€'000)	**6,973**	2,474	(4,598)
- % of scheme assets	**9.0%**	3.8%	(8.4%)
Experience losses on scheme liabilities			
- Amount (€'000)	**(2,248)**	(6,365)	(3,668)
- % of scheme liabilities	**(1.9%)**	(6.6%)	(4.3%)
Total actuarial loss recognised in STRGL			
- Amount (€'000)	**(9,191)**	(3,156)	(12,085)
- % of scheme liabilities	**(7.9%)**	(3.3%)	(14.2%)

(c) FRS 17 Disclosures (Analysis of combined schemes)

The analysis of the pension assets and liabilities attributable to the Group in respect of its members is set out below:

	At 31 July 2005 €'000			At 31 July 2004 €'000		
	Group	**Other Members**	**Total**	Group	Other Members	Total
Total market value of assets	**67,768**	**9,723**	**77,491**	57,134	7,545	64,679
Present value of scheme liabilities	**(102,421)**	**(13,991)**	**(116,412)**	(85,473)	(10,490)	(95,963)
Deficit in scheme	**(34,653)**	**(4,268)**	**(38,921)**	(28,339)	(2,945)	(31,284)
Related deferred tax asset	**4,868**	**604**	**5,472**	3,904	406	4,310
Net pension liability	**(29,785)**	**(3,664)**	**(33,449)**	(24,435)	(2,539)	(26,974)

The Group's shareholders' funds and reserves incorporating its share of the pension liability are as follows:

	At 31 July 2005 €'000	At 31 July 2004 €'000
Shareholders' funds:		
Shareholders' funds excluding pension liability	**416,763**	334,122
Pension liability	**(29,785)**	(24,435)
Shareholders' funds including pension liability	**386,978**	309,687

29 PENSIONS (CONTINUED)

(c) FRS 17 Disclosures (Analysis of combined schemes) (continued)	**At 31 July 2005 €'000**	At 31 July 2004 €'000
Reserves:		
Profit and loss reserve excluding pension liability	**332,349**	255,829
Group pension liability	**(29,785)**	(24,435)
Profit and loss reserve including pension liability	**302,564**	231,394

If FRS 17 had been fully adopted, the amounts that would have been recognised in the Group profit and loss account are set out below:

	At 31 July 2005 €'000			At 31 July 2004 €'000		
Charged to operating profit:	**Group**	**Other Members**	**Total**	Group	Other Members	Total
Current service cost	**1,545**	**802**	**2,347**	1,430	768	2,198
Past service cost	**27**	**-**	**27**	-	-	-
Settlements and curtailments	**-**	**(80)**	**(80)**	-	-	-
	1,572	**722**	**2,294**	1,430	768	2,198
Charged/(credited) to other finance income						
Interest on scheme liabilities	**4,150**	**907**	**5,057**	3,749	753	4,502
Expected return on scheme assets	**(3,701)**	**(503)**	**(4,204)**	(3,270)	(410)	(3,680)
	449	**404**	**853**	479	343	822

If FRS 17 had been fully adopted, the amounts that would have been recognised in the Statement of Total Recognised Gains and Losses of the Group are set out below:

	At 31 July 2005 €'000			At 31 July 2004 €'000		
	Group	**Other Members**	**Total**	Group	Other Members	Total
Actual return less expected return on scheme assets	**6,136**	**837**	**6,973**	2,204	270	2,474
Experience gains and losses on scheme liabilities	**(2,052)**	**(196)**	**(2,248)**	(4,676)	(1,689)	(6,365)
Changed in demographic & financial assumptions	**(11,648)**	**(2,268)**	**(13,916)**	230	-	230
Actuarial loss	**(7,564)**	**(1,627)**	**(9,191)**	(2,242)	(1,419)	(3,661)
Deferred tax credit	**1,063**	**229**	**1,292**	309	196	505
Actuarial loss recognised in STRGL	**(6,501)**	**(1,398)**	**(7,899)**	(1,933)	(1,223)	(3,156)

Notes (continued)

FORMING PART OF THE FINANCIAL STATEMENTS

29 PENSIONS (CONTINUED)

(c) FRS 17 Disclosures (Analysis of combined schemes) (continued)

The defined benefit schemes have been closed to new members and as a result their annual service cost is expected to increase as the current members approach retirement.

Movement in deficit during the year:

	At 31 July 2005 €'000			At 31 July 2004 €'000		
	Group	**Other Members**	**Total**	Group	Other Members	Total
Deficit in scheme at 1 August	**(28,339)**	**(2,945)**	**(31,284)**	(29,318)	(1,328)	(30,646)
Movement in year:						
Current service cost	**(1,545)**	**(802)**	**(2,347)**	(1,430)	(768)	(2,198)
Past service cost	**(27)**	**-**	**(27)**	-	-	-
Settlement	**-**	**80**	**80**	-	-	-
Contributions	**3,774**	**1,430**	**5,204**	5,130	913	6,043
Other finance income	**(449)**	**(404)**	**(853)**	(479)	(343)	(822)
Actuarial loss	**(7,564)**	**(1,627)**	**(9,191)**	(2,242)	(1,419)	(3,661)
Other	**(503)**	**-**	**(503)**	-	-	-
Deficit in scheme at 31 July	**(34,653)**	**(4,268)**	**(38,921)**	(28,339)	(2,945)	(31,284)

30 RELATED PARTY TRANSACTIONS

In the normal course of business, the Group undertakes arms-length transactions with its associates, joint venture and other related parties. Included in sale of goods below are sales to associates of €8,188,000. A summary of transactions with these related parties during the year are as follows:

	2005 €'000	2004 €'000
Sale of tangible fixed assets	**-**	3,500
Sale of goods	**61,514**	64,699
Purchase of goods	**(6,660)**	(9,211)
Provision of services	**2,051**	7,513
Receiving of services	**(1,260)**	(8,200)
Loan received from joint venture	**-**	3,766

The trading balances owing to the Group from related parties were €4,161,000 *(2004: €1,698,000)* and the trading balances owing from the Group to these related parties were €3,296,000 *(2004: €9,344,000)*.

Notes (continued)

FORMING PART OF THE FINANCIAL STATEMENTS

31 RECONCILIATION OF OPERATING PROFIT TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	2005 €'000	2004 €'000
Operating profit	**93,056**	81,348
Depreciation less grants released	**24,651**	25,197
Amortisation of goodwill	**3,548**	3,300
Decrease/(increase) in stocks	**4,598**	(15,217)
(Increase) in debtors	**(26,229)**	(8,332)
Increase in creditors	**20,157**	26,735
Translation adjustments	**728**	928
	120,509	113,959
Dividends received from associates and joint venture	**16,223**	6,284
Net cash inflow from operating activities	**136,732**	120,243

32 RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	2005 €'000	2004 €'000
Increase in cash	**8,958**	19,062
Increase in debt and lease finance	**(45,844)**	(8,124)
Change in net debt resulting from cash flows	**(36,886)**	10,938
Loans and finance leases acquired	**(16,152)**	-
New finance leases	**(19,953)**	-
	(72,991)	10,938
Translation adjustment	**(1,468)**	2,750
Net movement	**(74,459)**	13,688
Net debt at beginning of year	**(141,410)**	(155,098)
Net debt at end of year	**(215,869)**	(141,410)

33 ANALYSIS OF DEBT

	At 31 July 2004 €'000	Cashflow €'000	Acquisitions €'000	Non-Cash Movements €'000	Exchange adjustment €'000	At 31 July 2005 €'000
Cash	46,508	5,881	-	-	(702)	**51,687**
Overdrafts	(7,892)	3,077	-	-	547	**(4,268)**
	38,616	8,958	-	-	(155)	**47,419**
Loans:						
Due less than one year	(5,841)	136	-	-	46	**(5,659)**
Due more than one year	(173,929)	(46,545)	(12,393)	-	(1,359)	**(234,226)**
Finance leases	(256)	565	(3,759)	(19,953)	-	**(23,403)**
Net debt	(141,410)	(36,886)	(16,152)	(19,953)	(1,468)	**(215,869)**

Notes (continued)

FORMING PART OF THE FINANCIAL STATEMENTS

34 SUBSIDIARIES, ASSOCIATES AND JOINT VENTURE

At 31 July 2005 the Company had the following significant subsidiaries, associates and joint venture:

	Name	Nature of business	Group % share	Registered office
(a)	*Subsidiaries – Ireland*			
	Cuisine de France Limited	Bread distribution	100*	3
	Goulding Chemicals Limited	Fertiliser blending & distribution	100*	1
	IAWS Management Services Limited	Management	100	1
	Power Seeds Limited	Seed assemblers	100	1
	R. & H. Hall Limited	Grain and feed trading	100*	1
	Shamrock Foods Limited	Food distribution	100*	1
	United Fish Industries Limited	Fish processing	100	1
(b)	*Subsidiaries – United Kingdom*			
	Cuisine de France (UK) Limited	Food distribution	100	8
	Delice de France plc	Bread distribution	100	12
	Hall Silos Limited	Grain handling	100	5
	IAWS Fertilisers (UK) Limited	Fertiliser blending & distribution	100	2
	R. & H. (Holdings) Limited	Holding company	100	6
	SFP (Shetland Fish Products) Limited	Fish processing	50 (i)	7
	United Fish Industries (UK) Limited	Fish processing	100	13
(c)	*Subsidiaries – Mainland Europe*			
	Groupe Hubert	Food distribution	100	9
(d)	*Subsidiaries – United States of America*			
	Cuisine de France, Inc.	Bread distribution	100	10
	La Brea Holdings, Inc.	Bread manufacturing and distribution	100 (ii)	11
(e)	*Associates:*			
	A. Hiestand Holding AG	Gourmet bakery	22	16
	John Thompson and Sons Limited	Provender millers	50	4
	North West Silos Limited	Feed processing	50	14
	Odlum Group	Flour milling	50	15
	West Twin Silos Limited	Silo operation	50	5
(f)	*Joint venture*			
	CillRyan's Bakery Limited	Bread manufacturing and distribution	50	1

*Direct ownership

Notes (continued)

FORMING PART OF THE FINANCIAL STATEMENTS

34 SUBSIDIARIES, ASSOCIATES AND JOINT VENTURE (CONTINUED)

(i) SFP (Shetland Fish Products) Limited is consolidated on the basis of the Group being able to exercise a dominant influence over the financial and operating policies of this undertaking.

(ii) The Group holds 97% of the common stock including 100% of the voting common stock of La Brea Bakery Holdings, Inc.

Registered offices

1. 151 Thomas Street, Dublin 8, Ireland.
2. Orchard Road, Royston, Hertfordshire SG8 5HW, England.
3. Belgard Square, Tallaght, Dublin 24, Ireland.
4. 35/39 York Road, Belfast BT15 3GW, Northern Ireland.
5. 7 McCaughey Road, Belfast BT3 9AG, Northern Ireland.
6. Unit 4a, McLean Road, Campsie Real Estate, Londonderry, BT47 3PF, Northern Ireland.
7. Greenwell Place, Aberdeen AB12 3AY, Scotland.
8. Unit 4, Blaris Industrial Estate, Old Hillsborough Road, Lisburn, Co. Antrim, BT 27 5QB, Northern Ireland.
9. Boulevard de Beaubourg, B.P. 22 – Emerainville, 77313 Marne-La-Vallee, Cedex 2, France.
10. 203 North La Salle Street, Suite 1800, Park Ridge, Chicago, Illinois 60601, United States of America.
11. 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, United States of America.
12. Rubastic Road, Southhall, Middlesex UB2 5LL, England.
13. Gilbey Road, Grimsby, South Humberside DN31 2SL, England.
14. Clarendon House, 23 Clarendon Road, Belfast BT1 3BG, Northern Ireland.
15. Alexandra Road, Dublin 1, Ireland.
16. Ifangstrasse 9-11 / P.O. Box, CH-8952 Schlieren-Zurich, Switzerland.

The country of registration is also the principal location of activities in each case.

A full list of subsidiaries, associates and joint venture will be filed with the relevant Registrar of Companies.

35 APPROVAL OF FINANCIAL STATEMENTS

These financial statements were approved by the Board on 23 September 2005.

Company Information

Directors	D. Lucey - Chairman O. Killian – Chief Executive P. McEniff – Finance H. Kane - Executive D. Buckley B. Dardis J. B. Davy N. Hynes P. Lynch D. Martin W. G. Murphy J. C. Moloney P. Wall P. N. Wilkinson
Secretary	A. Lowther
Registered Office	151 Thomas Street, Dublin 8.
Solicitors	L. K. Shields, Solicitors, 39/40 Upper Mount Street, Dublin 2.
Syndicate bankers	ABN AMRO Bank, ABN AMRO House, IFSC, Dublin 1. Bank of America, 5 Canada Square, London E14 5AQ. Bank of Ireland, Lower Baggot Street, Dublin 2. Barclays Bank, 47/48 St. Stephen's Green, Dublin 2. BNP Paribas, 5 George's Dock, IFSC, Dublin 1. IIB Bank, Sandwith Street, Dublin 2. Ulster Bank Group, George's Quay, Dublin 2.
Registrars	Capita Corporate Registrars Plc, PO Box 7117, Dublin 2.
Stockbrokers	J. & E. Davy, 49 Dawson Street, Dublin 2.
Auditors	KPMG, Chartered Accountants, 1 Stokes Place, St. Stephen's Green, Dublin 2.

Additional Information (Listing Rule 6.8.6)

(a) On 2nd September 2005 the Company was notified by Irish Agricultural Wholesale Society Ltd in accordance with Section 67 of the Companies Act 1990 that they had disposed of 11,000,000 Ordinary Shares in the Company. Following that disposal their holding was reduced to 255,481 shares, representing 0.2 per cent of the issued share capital of the Company.

(b) On 30th September 2005 Messrs O. Killian, P. McEniff and H. Kane were awarded 25,410, 17,152 and 17,152 shares respectively under the IAWS Group Executive Incentive and Retention Plan at a value of 11.8063 euros per share. Under the terms of the Plan, these awards are liable to forfeiture in the event of employment ceasing within five years and one month of the award.

(c) On 7th October 2005 options were exercised by Messrs O. Killian, P. McEniff and H. Kane over 60,000, 45,000 and 25,000 shares respectively at 6.70 euros, 6.478 euros and 2.095 euros per share respectively. Also on that date, Messrs O. Killian and P. McEniff purchased 40,000 and 20,000 shares respectively in the market at 11.8481 euros per share.

(d) On 12th October 2005 the Company was notified by FMR Corporation/Fidelity International Ltd that the holding identified on page 28 of the Annual Report had increased to 12,588,352 Ordinary Shares, which represents 10.07 per cent of the issued share capital of the Company.

(e) On 19th October 2005 options were granted to Messrs O. Killian, P. McEniff and H. Kane over 60,000, 45,000 and 65,000 shares respectively at 11.65 euros per share.

(f) On 20th October 2005 Mr. H. Kane exercised an option over 40,000 shares at 6.70 euros per share.

IAWS
GROUP plc

151 Thomas Street, Dublin 8, Ireland. Telephone: +353 1 612 1200 Facsimile: +353 1 612 1321 Website: www.iaws.com



Exhibit 99.4

IAWS GROUP plc

Annual Report and Accounts



06

The Group has two divisions, Food and Agribusiness. The Food business, consisting of the Food Europe and Food North America subdivisions, has operations in Ireland, the UK, France, the United States and Canada. The Agribusiness division has operations in Ireland and the UK.


6 BOUCHONS

Corporate profile



IAWS Group, plc is an international food and agribusiness company. The Group has Lifestyle Food operations in Ireland, the UK, France, the USA and Canada servicing over 60,000 customers. This Lifestyle Food business focuses on niche high quality growth segments of the bakery and convenience food markets. The Group has its roots in the Irish agricultural industry and continues to maintain a leadership position in Ireland and the UK in the areas of animal feed, fertiliser and marine protein and oil. IAWS Group, plc is listed on the Dublin and London Stock Exchanges and has been publicly quoted since 1988.

Dublin ticker symbol IAW.ID London ticker symbol IAW.LN Website: www.iaws.com



Contents

Financial
HIGHLIGHTS

"The Group made excellent progress in 2006 with strong performances right across the business. The hallmark of the Food division's performance is revenue growth combined with margin stability, against a backdrop of rising input costs. Food North America completed a major capital investment programme in La Brea Bakery, New Jersey, that will provide a strong platform for future growth. Food Europe benefited from an excellent first full year financial contribution from French acquisition, Groupe Hubert, together with an excellent performance from our businesses in Ireland and the UK, operating in competitive markets. The Agribusiness division rebounded this year, with increased demand for animal feed ingredients and fertiliser. Rising costs are a feature of all food businesses and make for a very challenging environment. Nevertheless, we remain confident about our prospects for growth."

Owen Killian, Chief Executive Officer.

FINANCIAL HIGHLIGHTS	2006 €'000	2005 €'000	% Change
Group revenue - continuing operations	1,557,305	1,408,174	11%
Group operating profit*	111,815	98,548	13%
Share of associates & JV †	25,653	21,520	19%
Operating profit inc. associates and JV*	137,468	120,068	14%
Pre tax profits*	123,539	107,768	15%
Diluted earnings per share (adjusted)* (cent)	81.60	71.89	14%
Dividend per share (cent)	13.49	11.89	13%

* Before intangible amortisation & exceptional items. † Net of interest and tax

Five Year Financial Performance

Revenue €m


1600
1200
800
400
0
1,215
1,231
1,276
1,408
1,557
'02
'03
'04
'05
'06

Operating profit €m* **


150
120
90
60
30
0
83.9
92.6
105.6
120.1
137.5
'02
'03
'04
'05
'06

Diluted earnings per share (cent)* **


100
80
60
40
20
0
45.8
54.1
63.4
71.9
81.6
'02
'03
'04
'05
'06

Group operating margin %*


8
6
4
2
0
6.8
7.0
6.6
7.0
7.2
'02
'03
'04
'05
'06

Free cashflow † €m


120
100
80
60
40
0
56.4
73.5
80.6
83.5
100.7
'02
'03
'04
'05
'06

Dividend per ordinary share (cent)


15
12
9
6
3
0
7.9
9.0
10.5
11.9
13.5
'02
'03
'04
'05
'06

EPS GROWTH over 5 years	2002	2003	2004	2005	2006
Diluted earnings per share (cent)* **	45.75	54.12	63.41	71.89	81.60
Year on year growth	19%	18%	17%	13%	14%
Growth 2002-2006					78%

CASHFLOW	2002 €000	2003 €000	2004 €000	2005 €000	2006 €000
Free cash†	56,442	73,532	80,633	83,510	100,651
Acquisition/development expenditure	(176,792)	(82,418)	(79,927)	(158,113)	(111,006)

Before intangible amortisation and exceptional items † Excluding disposals

2002 to 2004 are recalculated for IFRS at the same growth rates as UK GAAP. Results for 2005 are restated for IFRS.

Chairman's statement

Groupe Hubert made an excellent contribution in its first full financial year within the Group. This business supplies over 20,000 customers in France, offering freshly pre-prepared, ready to consume products to the world's most sophisticated food market.

I am pleased to report on a year of excellent growth from IAWS Group, plc. Group revenue grew by 10.6 per cent while pre tax profits* increased by 14.6 per cent to €123.5m. Adjusted fully diluted earnings per share* have risen by 13.5 per cent year on year to 81.6 cent.

The Food division performed very well, increasing revenue by 15.4 per cent to €975.4m and contributing 81 per cent of IAWS Group, plc's operating profit* (including associates and joint venture). A good performance in Agribusiness saw revenue increasing by 3.4 per cent to €581.9m and operating profits* up 5.4 per cent at €24.0m.

During the year, the Group completed the third phase of expansion in La Brea Bakery's New Jersey facility at a total cost of €50m, bringing our total North American investment to €194m. La Brea Bakery's artisan bread sales have grown significantly since its acquisition in 2001. Revenue in our Food business in the USA reached €139.1m in 2006.

Groupe Hubert made an excellent contribution in its first full financial year within the Group. This business supplies over 20,000 customers in France, offering freshly pre-prepared, ready to consume products to the world's most sophisticated food market.

2006 saw another strong contribution from the Group's associates and joint venture, amounting to €25.7m in the year. This represents an increase of 19.2 per cent over 2005.

In December 2005, the Group announced that it had further increased its shareholding in Hiestand Holding AG, by 10 per cent, in an investment totalling €35.1m. The Group's total shareholding is now 32 per cent.

Board changes

Mr. Jim Moloney, who had served IAWS Group, plc as both Director and Chairman during the period since its formation, retired in January 2006. His sudden death in April caused a great sense of loss among his former fellow board



Denis Lucey
Chairman



EPS, pre-tax profit and operating profit are stated here before intangible amortisation and exceptional items.

members. Jim was a much valued colleague, and was greatly respected throughout the wider business community. He contributed greatly to the success of IAWS Group, plc. On behalf of the board, I wish to express sincere condolences to Jim's wife Una, his daughter Aoifean and their family.

Management and staff

The success of IAWS Group, plc is directly attributable to the commitment and effort of the management and staff within the Group. The Board would like to thank them for their contribution to making IAWS the success it is today. The Board would also like to acknowledge the continued vision and commitment of Owen Killian, CEO, which has resulted in another successful year for the Group.

IAWS continues to build knowledge and systems in partnership with suppliers and customers. This is driving annual investments in infrastructure that are in turn feeding the Group's potential for future growth. As a result, I feel the Group is well placed to perform in the competitive marketplaces in which it operates.

Denis Lucey
Chairman
25 September 2006

Review of business operations

Through our baking academies, centres of excellence, product seminars and daily interaction with customers, our people demonstrate their creativity and their passion for our products, our customers and our business.

Dear shareholders,

2006 has been a successful year for IAWS Group, plc. Since 1997, when the Group undertook a strategic repositioning into the lifestyle food market, we have invested over €795m in this business. The benefits of this investment can now clearly be seen with the continued, strong performance of the Food division. The Agribusiness division delivered an improved performance this year in a challenging industry.

Results

Group revenue increased by 10.6 per cent to €1,557m compared with €1,408m in 2005. The Food division continued to grow satisfactorily, increasing revenue by 15.4 per cent year on year to €975.4m. Underlying sales in Food Europe increased by 6.7 per cent, while Food North America (excluding the joint venture) delivered underlying sales growth of 26.1 per cent year on year. Agribusiness revenue rose by 3.4 per cent to €581.9m, while the division's operating profit* increased by 5.4 per cent to €24.0m compared with €22.8m in 2005, a solid performance overall.

Group operating profit* was up 14.5 per cent to €137.5m compared with €120.1m in 2005. The Food division accounted for 81 per cent of the Group's operating profit* (including associates and joint venture) in the year, at €111.8m. This compares with €95.2m in the previous year, and represents an increase of 17.4 per cent. Food Europe benefited from a first full year contribution from Groupe Hubert which put in an excellent performance.

Our associates and joint venture operations delivered another strong result in 2006. Profits from these businesses increased by 19.2 per cent to €25.7m from €21.5m in


Taste of Italy



Owen Killian
Chief Executive Officer

2005. The Group spent €35.1m in the year, increasing its shareholding in Hiestand Holding AG from 22 per cent to 32 per cent, with a consequent increase in contribution.

Free cash flow for the year (excluding disposals) increased by 20.5 per cent to €100.7m, confirming the continuing cash generative nature of the Group, with net borrowings decreasing to €216.5m from €219.9m in 2005.

Diluted earnings per share* have increased by 13.5 per cent to 81.60 cent while pre tax profits* are up 14.6 per cent at €123.5m compared with €107.8m in 2005.

Capital investment

The Group spent €68m through its capital investment programme in the year. The largest individual components of this were the investment in increased manufacturing capacity at La Brea Bakery's New Jersey facility and investment in the implementation of the Food division's Enterprise Resource Planning system in the UK Food business.

IAWS technology

IAWS has developed unique systems and know-how associated with the specialised food business segment we serve. To ensure we proactively develop this knowledge and brand investment, we have established IAWS Technology & Global Services Ltd ("TGS"). The future development of TGS ensures knowledge management throughout the Group, which is a fundamental part of the Group's continued success.



EPS, pre-tax profit and operating profit are stated here before intangible amortisation and exceptional items.

Review of business operations (continued)

Through IAWS Technology and Global Services Ltd we are driving innovation and efficiency by pooling Group knowledge, technology and management talent. This is allowing us to maximise the benefit of our proven technologies, logistical networks and customer partnership models across our markets.

People

Our business is dependent on the commitment, enthusiasm and talent of the people who work throughout IAWS. A key strength of our business has been our capacity to work in partnership with our customers, to develop products and solutions that enhance the quality of our offering to consumers. Through our baking academies, centres of excellence, product seminars and daily interaction with customers, our people demonstrate their creativity and their passion for our products, our customers and our business.

We operate in a number of markets that are culturally diverse, and our proven capacity to nurture and retain talented people in all of these regions over time is evidence of both the Group's commitment to its people, and the loyalty of our staff across our business.

We continue to invest strongly in the development of all employees to reflect our belief in the benefits of personal development, and I would like to join the Chairman in expressing my appreciation for the efforts and dedication of my colleagues throughout the Group.

Group focus and outlook

Our Lifestyle Food business continues to be the main driver of growth for IAWS Group, plc. We have positioned ourselves to benefit from growth in both the retail and foodservice customer channels in our key markets. Across our business, we are seeking to differentiate our offerings through innovation, developing products and service that will ensure the delivery of ever higher levels of convenience and quality to our customers. This degree of differentiation is becoming more important in an increasingly competitive landscape.

We are enhancing geographic and customer diversity within our Food division, which provides the opportunity to develop new product and service ideas and exploit new opportunities. It also creates a natural defence against unforeseen negative commercial, competitive or macroeconomic developments. We are continuing to monitor new and organic investment opportunities to further enhance these attributes.



We have strong divisional and regional management teams in all of our businesses with excellent local market expertise. Through IAWS Technology and Global Services Ltd, we are driving innovation and efficiency by pooling Group knowledge, technology and management talent. This is allowing us to maximise the benefit of our proven technologies, logistical networks and customer partnership models across our markets, to deliver efficiencies and open up new opportunities for growth.



As a Group with a significant production and logistics network we, like most food businesses, are faced with the challenge of managing rising commodity, fuel and utility costs. This will continue to be a significant feature of our business environment into 2007.

In our Agribusiness division, we have strategic assets and market positions which will evolve as market changes emerge and as opportunities present themselves. We recognise these developments and are investing in divisional management autonomy and focus. We have a separate team managing the Food and Agri businesses, with the clear objective of unlocking and maximising shareholder value.

As a result of all of these developments, I believe that IAWS Group, plc is now well positioned to deliver into 2007 and beyond.

Agribusiness REVIEW

> R & H Hall's spread of portside facilities across Dublin, Cork, Ringaskiddy, Foynes and Belfast provide a unique logistical positioning for this business.

Agribusiness was the Group's original core activity. Today, this division comprises two principal activities, namely agri inputs and marine proteins and oils. Both businesses have operations in Ireland and the UK. The division delivered a satisfactory trading performance for the year, with underlying sales growth of 3.0 per cent to €581.9m and a 5.4 per cent increase in operating profit* to €24.0m.

Agri inputs

The Group operates in both the feed ingredients and fertiliser markets which represent the major component of purchased farm inputs.

R & H Hall is Ireland's leading importer and supplier of raw material ingredients to the Irish animal feed manufacturing and flour milling industry, through the operation of an extensive trading, shipping and logistics capability.

Operating profit is stated here before intangible amortisation and exceptional items.

Because Ireland is a deficit country in the production of native cereals and proteins for animal feed, production must be supplemented through the importation of feed ingredients. R & H Hall's spread of portside facilities across Dublin, Cork, Ringaskiddy, Foynes and Belfast provide a unique logistical positioning for this business.

R & H Hall's trading and shipping capability gives it access to international markets and multiple sources of supply. Ingredients are imported from over fifteen countries world-wide. The strength of the key relationships with the world's leading producers and suppliers of bulk ingredients ensure that the market is supplied with an extensive range of competitively priced raw materials.

R & H Hall delivered a satisfactory trading performance for the year.

Goulding is Ireland's leading fertiliser brand, while IAWS Fertiliser UK also holds a strong position in the UK fertiliser market.

The activities of the Group's fertiliser division encompass the manufacture and distribution of agricultural fertiliser and horticulture products in Ireland and the UK. The combined volumes across these territories gives competitive purchasing power on raw materials, packaging and distribution.







HUMBER PALMERS

Humber Palmers has been the first choice fertiliser for many of the well known studs throughout the UK and Ireland for over 40 years. This experience and continuing research has enabled us to develop Top Paddock, a unique nutritionally 'complete' organic based fertiliser, specifically formulated for application on all horse and pony paddocks in a safe, naturally efficient and balanced manner.





Agribusiness REVIEW

IAWS, through its manufacturing facilities in Killybegs, Aberdeen, Grimsby and the Shetland Islands, is the largest producer of fishmeal and fish oil in Britain and Ireland and the fourth largest in Europe.

Agri inputs (continued)

In contrast to primary fertiliser production, the Group's fertiliser manufacturing activity involves the blending of specific nutrient combinations (e.g. potash, nitrogen and potassium), tailored to particular farm production systems and regional soil deficiencies.

Grass production is the main driver of fertiliser usage in Ireland, with arable production consuming the majority of fertiliser output in the UK.

The Group's Irish and UK fertiliser business performed well in a difficult trading environment. The agriculture industry in the UK has experienced enormous change resulting in higher productivity arising from greater efficiency in the use of inputs.

The emerging biofuel industry in the UK represents a significant new outlet for UK cereal production. The potential of improved returns for arable farmers may help to underwrite the future UK cereal crop area, thereby underpinning fertiliser consumption.

Marine proteins & oils

Marine proteins & oils delivered a satisfactory performance across all locations in the year.

IAWS, through its manufacturing facilities in Killybegs, Aberdeen, Grimsby and the Shetland Islands, is the largest producer of fishmeal and fish oil in Britain and Ireland and the fourth largest in Europe. Both fishmeal and fish oil are the key raw material ingredients of fish feed.

Fishmeal is a valuable, internationally traded protein used mostly in diets for farmed fish and for young animals, whose demand for protein is particularly high. Developing markets in both pharmaceuticals and health foods are also helping underpin the usage of fish oil.

The location of manufacturing facilities is becoming increasingly important, with rising fuel costs impacting substantially on the economics of operating fish trawlers. Killybegs is an optimal location for fish trawlers, and the Group is planning a substantial investment to facilitate projected increased landings at this port. A full planning application has been lodged with Donegal County Council.



Food review
EUROPE

Food Europe, which comprises the Lifestyle Food businesses in Ireland, the UK and France, as well as Shamrock Foods, increased revenue by 13.1 per cent to €836.3m reflecting underlying sales growth of 6.7 per cent. Operating profit* in Food Europe increased by 12.9 per cent to €71.2m in 2006.

Ireland

Shamrock Foods is home to two of Ireland's leading food brands - Shamrock and Roma. The business encompasses marketing, brand management and state of the art ambient logistics capabilities, based from a 225,000 square foot, temperature-controlled facility in South West Dublin. Key to Shamrock Foods' success is the Group's Enterprise Resource Planning (ERP) system which enables efficient, integrated customer relationship management, warehouse management, distribution and market intelligence gathering.

The company performed satisfactorily, notwithstanding the loss of the Weetabix agency contract in the second half of the financial year. This loss was partially offset by continued growth in both the Roma and Shamrock brands and ongoing strength from its other agency business.

Roma continues to experience excellent growth in market share for key product categories such as pasta, tomatoes, puree and olive oil. Roma had a number of significant new product launches in the year including new bolognese sauces, a new Hot & Spicy Bruschetta, Stir Fry Oils, a new pasta shape in the Kidz Pasta range as well as a new look for Roma Boil in the Bag and Premium Pasta Sauces.

Shamrock is Ireland's leading home baking brand, and while it is evolving into a more diverse range of product categories, the brand retains a strong consumer base within home baking. It remains the number one brand in this category and continues to experience year on year growth.

A number of new products were launched in the year in response to increasing consumer demand for healthier snacking and baking options, reflecting growth in the Shamrock dried fruit, nuts and snacking range. The business has also expanded distribution of its snacking range into the foodservice arena, securing sales with several large contract catering groups during the year.

Operating profit is stated here before intangible amortisation and exceptional items.


Just
Mixed Nuts & Raisins
Just
Almonds


ROMA
KiDZ PASTA
ROMA
KiDZ PASTA
Shamrock
Shamrock
Shamrock
Shamrock
Shamrock
Shamrock


ROMA
Italian
Bruschetta
Topping
ROMA
Hot & Spicy
Bruschetta
Topping


Shamrock
Prunes
Shamrock
Shamrock
Dried
Apricots
Ready to Eat
Dried
Figs


Shamrock
Ireland
aker

SHAMROCK FOODS

Every year Shamrock sponsors a national baking competition in secondary schools in association with the RTE Guide. This is designed to bring new users to the category and encourage younger people to have fun in the kitchen, while realising the satisfaction of creating food from scratch. Students nationwide are encouraged to enter a baking recipe for their favourite Irish celebrity. Five finalists were chosen this year to attend the final 'Bake Off' in Dublin in March 2006.

Food review EUROPE

The Company has been granted planning permission for a new, world-class facility on a greenfield site in Grangecastle, Co. Dublin...The investment will underpin the future growth of our business, not only in Ireland but internationally.

Ireland (continued)

Our Lifestyle Food business in Ireland provides a complete food offering for convenience stores. This incorporates the Cuisine de France branded full in-store bakery solution, Pierre's branded hot food products and the Carroll Cuisine full deli counter offering of cold meats and salads, as well as ready prepared meals.

The Irish Lifestyle Food business performed well in 2006, recording good sales growth in a very competitive marketplace. Successful development of new products in partnership with our key customers continues to drive our sales, while the strong Irish economic performance has helped generate increased demand from more consumers for convenience foods.

Our Cuisine de France business had another successful year, recording growth and maintaining our market leadership position. New product offerings that were particularly successful included, the "Taste of Italy" range, 'Traditional Irish Breads' and 'Speciality Gourmet Breads'.

The consumer trend towards higher value premium products was supported with a new range from our association with Hiestand.

Market trials of La Brea Bakery artisan breads in Ireland were completed in the year. The market trials were successful and we have begun rolling out the brand to a select number of retail and foodservice accounts.

Our chilled Food To Go manufacturing facility and Centre of Excellence in Tullamore was officially opened during the year. We are very pleased with the performance of this business, in particular the continued growth in our Carroll's Premium Cooked Ham range and the extension of our Carroll Cuisine Food To Go offering.

Due to our continued growth in Ireland, the Lifestyle Food business will soon be capacity constrained at its current site in Tallaght, Dublin. The Company has been granted planning permission for a new, world-class facility on a greenfield site in Grangecastle, Co. Dublin. This new facility will encompass research and development, manufacturing, distribution, an innovation centre and a training academy amongst many other functions. The investment will underpin the future growth of our business, not only in Ireland but internationally.

The total spend on the Grangecastle project is expected to be €180m. To offset the cost of the development, the Group has entered into an option to dispose of its current operating site in Tallaght in 2009, following the relocation of operations to Grangecastle, for a minimum consideration of €48m.




Carroll
Cuisine

CUISINE DE FRANCE

Cuisine de France and transition year school students in Dublin successfully launched Muffin Week and helped raise over €30,000 for Temple Street Children's Hospital. The students from 28 Dublin based secondary schools set up their own mini-companies selling hundreds of cases of Cuisine de France wrapped muffins at every roadside, DART and LUAS station in Dublin. The funds were donated to Temple Street to help buy a new heart monitor for premature babies in the Intensive Care Unit. Cuisine de France would like to thank all those involved especially the Department of Transport for helping to make this fundraising initiative so successful.







Food review EUROPE

United Kingdom

The Lifestyle Food business in the UK is the leading provider of innovative, continental, ready-to-bake specialities, sourced from select suppliers across Europe. The UK business, which serves customers in both the foodservice and retail channels through the Delice de France and Cuisine de France brands, achieved a very satisfactory performance in 2006.

This year saw significant investment in Lifestyle Food UK as we completed the integration of the food businesses and the rollout of the Group's Enterprise Resource Planning (ERP) system.

The implementation of the ERP system was successfully completed across the UK Food operation in July 2006. In addition, a new Management Information System was introduced, complementing the ERP project, designed to provide real time management information. The UK business is now using technology and processes developed in our Irish business which have a proven track record.

Our baking academies have been upgraded throughout the year, and now provide unparalleled facilities for our customers to experience our market leading products, and for their staff to understand how to deliver this quality to the end consumer.

Foodservice continues to show good growth, benefiting from improved consumer confidence and opportunities outside the London area. Delice de France is now offering its customers around 500 different products: speciality continental bread, patisserie, viennoiserie, savoury and dessert products. This represents a much stronger range of products and solutions for customers who are increasingly attracted by the combination of high quality product and significantly reduced preparation times.

Sales growth potential to the UK convenience retail market is dependent on further investment by shop owners in upgrading their existing convenience stores. Competition is strong in the UK retail market, and the challenge for convenience retailers is to reposition themselves to appeal to an ever more discerning consumer. We expect this repositioning to lead to consolidation in the UK retail convenience market with fewer, larger and higher quality stores replacing the proliferation of smaller outlets. As convenience retailers decide to take this step forward, IAWS Food UK offers them solutions to support their repositioning.




Chocolate





DELICE DE FRANCE ACADEMIES

The Delice de France Baking Academies have been developed to provide a support network for all customers. The academies are equipped with "best in class" foodservice equipment to make training easy and contemporary. The Academies provide job specific training days to improve food safety knowledge, drive sales and help deliver quality products every time. The Academies are also used for product development and food workshops and to fully train the Delice de France sales support teams. This gives them expert knowledge and enables them to assist customers with product and equipment queries at their premises.





Food review EUROPE

Groupe Hubert's passion for and excellence in research and development and product innovation are providing invaluable additional momentum to IAWS in these areas.

France

In France, Groupe Hubert delivered an excellent performance in its first full financial year as part of IAWS Group, plc.

Groupe Hubert, which was acquired by IAWS in December 2004, is a leading supplier of customised, innovative viennoiserie, traiteur, reception and patisserie solutions to the craft and foodservice sectors in France.

The strength of this business is derived from excellence in quality product innovation. Management and staff in Groupe Hubert take great pride in their ability to create a stream of outstanding new products each year. The company's passion for and excellence in research and development and product innovation are providing invaluable additional momentum to IAWS in these areas. Groupe Hubert also has strong working relationships throughout France with specialist convenience food manufacturers.

The business' founding objective was to deliver frozen par-baked products to the craft sector that could match the quality of their in-store, baked from scratch equivalent. The success of the business is testament to the company's ability to deliver convenient products requiring dramatically reduced preparation time, whilst maintaining the highest levels of quality. This allows chefs and artisan bakers to ensure they always have the finest product available. Research and development became the cornerstone of the company's success as the French market is highly demanding in terms of consumer tastes and food expectations.








Artisan Boulanger
Notre spécialité



COUP DE PATES

Coup de Pates is the market leader in driving innovation in bakery and food to go solutions in France. Key to their success is their focus on new product development. Twice a year Coup de Pates launches a new product catalogue, which features a number of new products. In the last year over 120 new products have been developed and incorporated into these new catalogues. The research and development team primarily focus on quality, innovation, recipe improvements, ease of use of product, product differentiation and overall eating pleasure. In developing new products Coup de Pates focuses on customers' key needs and wishes, making themselves a "business partner" of their customers.



Food review EUROPE

Groupe Hubert experienced strong sales growth during the year as demand from the craft and foodservice markets for convenience product continues to increase.

France (continued)

Today, Groupe Hubert has a quality customer base consisting of over 20,000 independent food retailers, representing France's leading convenience food destination. We believe these independent retailers are among the most discerning food merchants in the world, with exceptional standards of product presentation. The business has an extensive sales, telesales and logistical network allowing it to service its customers across France on a daily basis.

Groupe Hubert experienced strong sales growth during the year as demand from the craft and foodservice markets for convenience product continues to increase. Growth in this market is being driven primarily by new product development.

Associate – Hiestand

Hiestand Holding AG, listed on the Zurich Stock Exchange, is a leading international manufacturer of Swiss gourmet bakery products.

For the full year 2005, Hiestand had total sales of CHF 449.6m, an increase of 13.1 per cent on the previous year. Hiestand achieved a further 9.9 per cent sales growth in the first six months of 2006, with total sales of CHF 236.0m during that period.

In December 2005, IAWS Group, plc announced it had increased its shareholding in Hiestand to 32 per cent from 22 percent, at a cost of €35.1m.

Hiestand's main markets are in Europe (Switzerland, Germany, Poland and Austria) and Asia (Malaysia and Japan), both of which are experiencing sales growth. IAWS and Hiestand are continuing to unlock benefits from working more closely together.





Food review
NORTH AMERICA

During the year, the Group completed a €50m investment programme, the third phase of expansion at the La Brea Bakery facility in New Jersey, increasing capacity to satisfy what we believe will be the La Brea Bakery growth demands over the next two years.

In North America the Group continues to make excellent progress. Revenue (excluding the joint venture) grew by 31.4 per cent to €139.1m reflecting underlying sales growth of 26.1 per cent. Operating profit * increased by 30.6 per cent to €16.6m. This business supplies into the retail and foodservice channels, both of which are experiencing good growth.

La Brea Bakery is now the established premium artisan bread brand in the US based on research conducted by AC Nielsen. It is the only branded artisan bread offering with nation-wide distribution in the United States, bringing distinctive breads and exciting sandwich ideas to the market.

La Brea Bakery manufactures its artisan breads in our own unique bakery facilities in New Jersey and Los Angeles, replicating traditional artisan craft baking techniques with meticulous attention to detail on a large scale. La Brea Bakery places huge importance on ensuring it always has the best recipes, ingredients and resources, enabling it to set the highest standards for its category. The business also continues to benefit from the inspiration of Nancy Silverton, founder of the original La Brea Bakery retail store in Los Angeles, and, in common with all of our Food businesses, La Brea Bakery's success is underpinned by category leading innovation and new product development.

During the year, the Group completed a €50m investment programme, the third phase of expansion at the La Brea Bakery facility in New Jersey, increasing capacity to satisfy what we believe will be the La Brea Bakery growth demands over the next two years. This investment brings the total expenditure on the New Jersey site to €100m. Enhanced production facilities on the East and West Coasts ensure that the business has a distinct competitive advantage in a climate of rising fuel and transport costs.

Given the scale of La Brea Bakery's production capability, business performance and margins are influenced by volumes and efficiency in the manufacturing process. During the year the impact of rising fuel and energy costs was absorbed by increased volumes and effective production management.

Over the past year the business has focussed heavily on continuing to build a nation-wide sales force. The La Brea Bakery business now has an established sales force throughout the USA to drive further growth. This is a key part of our partnership model, assisting customers in ensuring that products are baked off and presented in the correct manner. The sales team is crucial to communicating the benefits and opportunities generated by our products directly to stores.

Operating profit is stated here before intangible amortisation and exceptional items.



LA BREA

La Brea Bakery continued to launch new products during the year, including the new La Baccia roll. It's not Focaccia or Ciabatta. It's La Baccia. Something brand new to artisan bread lovers everywhere! La Baccia has a delicate rustic crust with a rich taste and soft, smooth texture. The artisan roll is versatile from every angle. Whether served open, closed, toasted, or cold, the interior remains airy and light. La Baccia's rich, slightly sweet flavour complements a variety of sauces, dressing, and other fillings.

Food review NORTH AMERICA

La Brea Bakery brand awareness was boosted during the year through a number of initiatives. These included the opening of two new La Brea Bakery branded café kiosks. With a new location in downtown Chicago's historic Marshall Fields Watertower building and in Marshall Fields of Southdale, MN, customers can enjoy La Brea Bakery's signature sandwiches and salads. In addition, the La Brea Bakery Café in Downtown Disney was able to join in Disneyland's 50th Anniversary celebrations which brought in large numbers of visitors from all over the world.

Joint Venture – Tim Hortons

Tim Hortons is the largest quick service restaurant chain in Canada specialising in always fresh coffee, baked goods and homestyle lunches. In 2001, IAWS and Tim Hortons launched the Maidstone Bakery joint venture in Brantford, Ontario. This consists of a world-class, 300,000 square foot par baking facility. The Maidstone Bakery supplies the entire estate of Tim Hortons restaurants with donuts, timbits and a number of bread products, enabling them to produce freshly baked goods in just a few minutes at all Tim Hortons restaurants under the "Always Fresh" bakery concept. The joint venture also supplies par baked products to our Cuisine de France business in Chicago.

IAWS and Tim Hortons continue to work closely together, developing new products and opening up new market opportunities.

The performance of the joint venture was satisfactory in 2006. The Group's share of profit from the Maidstone Bakery was boosted due to favourable currency movements in the year.

On 24 March 2006, Tim Hortons completed its IPO of 17.25 per cent of the Company, with trading commencing on the Toronto and New York Stock Exchanges. Wendy's International, Inc. maintains an 82.75 per cent ownership in the Company and has announced that it is targeting 29 September 2006 to spin off its remaining Tim Hortons shareholding.



Owen Killian
Chief Executive Officer
25 September 2006




LA BREA
BAKERY



TIM HORTONS AND IAWS JOINT VENTURE

IAWS Group plc and Tim Hortons formed a 50/50 joint venture in 2001, to build and operate a bakery plant, in Brantford, Ontario. The Maidstone Bakery produces par-baked donuts and baguettes for the Tim Hortons estate of restaurants. Cuisine de France Inc., based in Chicago, also sources its baguette requirement from the facility. The Maidstone Bakery supplies all 2,890 stores in the Tim Hortons estate of restaurants.



Financial REVIEW

Accounting policies- IFRS transition

The 2006 Group financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. In December 2005, the Group published a report which set out the Group's IFRS accounting policies and included the restatement of the Group's prior year financial information in accordance with these revised policies.

Analysis of results

Comprehensive commentary on Group revenue, operating and pre tax profit for 2006 is included in the Review of business operations on pages 6 to 27.

Key performance indicators

The Group considers the following measures to be important indicators of the underlying performance of the business:

Adjusted fully diluted earnings per share (EPS)

EPS* has grown by 13.5 per cent in the year to 81.60 cent from 71.89 cent. The year on year increase is attributable to the growth in Group operating profit* in 2006.

Divisional underlying revenue growth

Underlying revenue growth reflects growth after cancelling the effects of currency translation and the impact of acquisitions or disposals. Total underlying revenue for the Group grew by 6.7 per cent in the year. Underlying revenue for Food Europe grew by 6.7 per cent while for Food North America underlying revenue (excluding the joint venture) was up by 26.1 per cent. For the Agribusiness division the underlying growth rate was 3.0 per cent in the year. .

Operating margin

Operating margin* for the Group was 7.2 per cent compared with 7.0 per cent in 2005. The operating margin* within Food remained constant year on year at 9.0 per cent while the Agribusiness margin* improved by 10 basis points to 4.1 per cent in 2006.

Return on investment

Return on investment for the Group was 15.1 per cent in 2006 compared with 14.7 per cent in the previous year. The return on investment in the Food business increased from 14.0 per cent to 14.8 per cent, reflecting volume growth in our US Food business. The Agribusiness return fell by 1.3 per cent to 16.8 per cent, reflecting increased investment in working capital and the funding of the Group's pension deficit in the period.

Free cash flow

Free cash flow (excluding disposals) was up 20.5 per cent in the year to €100.7m.

EPS, operating profit and operating margin are stated before intangible amortisation and exceptional items.

Exceptional items

Total profit for the financial year includes an exceptional gain of €1.3m (before tax) arising, primarily, from the disposal of an excess property in Waterford. Total profit for the financial year in 2005 included an exceptional profit before tax of €8.6m primarily due to the disposal of an Agribusiness operation.

Dividends

The Board is recommending a final dividend of 6.78 cent per share compared with 6.052 cent per share in 2005, an increase of 12.0 per cent. Together with the interim dividend of 6.71 cent per share, this raises the total dividend payment for the year to 13.49 cent per share, an increase of 13.5 per cent over 2005.

Share price

The Group's ordinary shares traded in the range of €11.20 to €15.10 during the year. The Group's share price at the year ended 31 July 2006 was €14.50 *(2005: €12.02)*. This represents strong capital appreciation for our shareholders in addition to the dividend that was paid out.

Treasury management

The Group operates a centralised Treasury function, which manages the debt and currency risks of the Group. The function's activities include managing interest rate risk, foreign currency risk and also ensuring the Group has sufficient committed credit facilities available. The Group does not engage in speculative trading. It is the Group's objective to minimise exposure to both foreign currency and interest rate fluctuations arising from its trading activities.

Funding and liquidity management

Group net borrowing decreased to €216.5m from €219.9m in 2005. This was after expending €111.0m on acquisitions and capital projects. The Group finances its activities through a combination of retained earnings and borrowings. The Group utilises a €500m syndicated multi-currency bank loan facility for ongoing activities, capital expenditure and investment. This facility was established in 2005 and allows for additional borrowing capacity. Interest cover at 9.9 times is in line with last year.

Interest rate management

In this period of global interest rate uncertainty, the Group's objective continues to be to minimise the impact of interest rate volatility on its interest costs, and thereby protect profitability. The Group's policy is to maintain between 40 per cent and 70 per cent of overall Group average annual borrowings at fixed rates of interest, through the use of interest rate swaps. Further information on interest bearing loans and borrowings is contained in note 21 to the financial statements.

Foreign currency management

The Group's main operations are in the Euro zone, North America and the UK, while it also has an investment in Switzerland. As a result, it is exposed to currency fluctuations, particularly Sterling, Canadian dollar, US dollar

Financial review (continued)

Foreign currency management (continued)

and the Swiss franc. The Group manages the effect of balance sheet translation exposure by matching foreign currency investments with foreign currency borrowings. The Group also has transactional currency exposures that arise from non-base currency activities and foreign currency contracts are employed to reduce these currency exposures.

Pensions

During the year the Board approved the funding of the Group pension scheme deficit as identified in the Group's 2005 Annual Report. Accordingly, the Group made a special contribution of €23.5 million during the year to fund the scheme in line with Guidance Note 11 adopted by the Institute of Actuaries. Under IAS 19, *Employee Benefits* the total deficit in the Group's defined benefit schemes, including the main scheme, at 31 July 2006 was €6.6m *(2005: €34.5m)*. The Group has the financial capacity and is committed to funding the remaining deficit.

Taxation

The effective tax rate on ordinary activities for the year ended 31 July 2006 is broadly in line with the prior year. The effective tax rate on ordinary activities reflects the mix of profits in the international jurisdictions in which the Group operates.

Insurance

The Group is highly focussed on risk and its management. Accordingly, insurance is held for all significant insurable risks and against major catastrophes.

Patrick McEniff
Chief Financial Officer
25 September 2006

Directors

The Board of IAWS Group, plc consists of three executive directors and ten non-executive directors.

(a) Chairman

Denis Lucey (69) was appointed Chairman of the Group on 31 August 2005. Prior to that appointment he was Senior Independent Director. He is a former Chief Executive of Dairygold Co-operative Society Limited and is a director of a number of unlisted companies.

(b) Executive directors

Owen Killian (53) was appointed Chief Executive Officer on 1 October 2003. He has held senior executive positions with the Group since its flotation. In 1997 he was appointed Chief Operations Officer where he played a key role in the development of strategy, in particular in relation to growth opportunities in the food sector provided by lifestyle change. He became Head of Food in 2001 concentrating on the generation of efficiencies derived from the integration of all food logistical and marketing operations.

Patrick McEniff FCMA MBA (38) is Chief Financial Officer. He was appointed to the Board on 27 October 2004. He has been with the Group since 1989. He qualified as an accountant in 1991 while working with the Group and has filled several senior positions, most recently as Finance Director of the IAWS Lifestyle Foods business.

Hugo Kane (47) is Chief Executive of IAWS Food Group. He was appointed to the Board on 1 September 2004. He has over 20 years experience in the food industry, joining Cuisine de France in 1993 as Operations Director. He was appointed Managing Director of Cuisine de France in 2001.

(c) Non-executive directors

Denis Buckley (60) is Chairman of Kerry Group plc, Kerry Co-operative Creameries Limited, One51 Limited and Irish Agricultural Wholesale Society Limited.

Beatrice Dardis M.A. (61) is a social scientist. She has researched rural industrialisation and the role of women in farming.

J. Brian Davy (64) is Chairman of Davy Stockbrokers. He is a former director of the Irish Stock Exchange and of Arnotts plc. He is Deputy Chairman of the Executive Committee of the National Maternity Hospital Holles Street and is a director of several unquoted companies.

Noreen Hynes B.Comm. FCA (53) joined the Board on 15 March 2004. She is Managing Director of Aquarius Properties Abroad and previously held senior management positions with Irish Distillers, Coal Distributors and ICL. She is a former member of the Council of the Institute of Chartered Accountants in Ireland.

Philip Lynch (60) is a former Chairman and executive director of the Group. He is Chief Executive of One51 Limited and Irish Agricultural Wholesale Society Limited and is a director of C&C Group plc, Coillte Teo and FBD Holdings plc.

David Martin FCMA (62) is a former executive director of the Group. He is a director of The Irish Auditing And Accounting Supervisory Authority, the Dormant Accounts Board and a number of unlisted companies.

William G. Murphy B.Comm. (61) is a director of Glanbia plc and a former Deputy Managing Director of Glanbia and a former director of Irish Agricultural Wholesale Society Limited. He is a director of a number of unlisted companies.

Patrick Wall MB MVB MSc MBA (51) joined the Board on 21 July 2004. He is Associate Professor of Public Health in University College Dublin (UCD). He is Chairman of the Management Board of the European Food Safety Authority and a member of the Food Safety Advisory Board of Numico and a non-executive director of Luxcel Biosciences. Previous positions held by Professor Wall include Adjunct Professor of Food Safety in UCD, Chief Executive of The Food Safety Authority of Ireland and Consultant in the U.K. National Health Service.

Paul N. Wilkinson M.A. (Oxon) (61) is Senior Independent Director. He previously held senior management positions with Unilever plc, Grand Metropolitan plc and RHM plc. He is a director of Thorntons plc and a number of unlisted companies.

Directors' report

The directors have pleasure in presenting their report together with the audited financial statements for the year ended 31 July 2006. These are the Group's first consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS). The key areas of impact on the financial statements arising from the transition to IFRS are set out in detail in note 33 to the Group financial statements.

Principal activity and business review

The Group's principal activities comprise the manufacture and distribution of convenience food as well as the manufacture and distribution of agri and nutrition products. Through its subsidiaries, associates and joint venture, the Group has manufacturing, trading and distribution operations based in the Republic of Ireland, the United Kingdom, Continental Europe, the United States of America and Canada.

During the year under review, the Group continued to expand and develop its core activities. A detailed review of the performance of the Group is included in the Chairman's statement and the Review of business operations.

The directors consider the state of affairs of the Company and the Group to be satisfactory.

A list of the Company's significant subsidiaries, associates and joint venture is set out on pages 113 to 114.

Principal risks and uncertainties

The Board and senior management have invested significant time and resources in identifying specific risks across the Group, and in developing a culture of balanced risk minimisation. To facilitate this, the Group has formal risk assessment processes in place through which risks and mitigating controls are thoroughly evaluated. These processes are driven by business unit management, who are best placed to identify the significant ongoing and emerging risks facing their businesses. The outputs of these risk assessment processes are subject to various levels of review, up to and including Board level. Risks identified and associated mitigating controls are also subject to audit as part of health and safety and operational/financial audit programmes.

The risks identified fall broadly into four categories: strategic/commercial, operational, systems and financial. Some of the most significant strategic/commercial risks facing the Group include the impact of unforeseen changes in food consumption patterns or changes in Government legislation regarding the composition of food products, and the potential impact of competitor activity. The Group addresses these by focussing on research and development and product innovation to ensure that customer and consumer requirements are being anticipated and met on a continuing basis. The Group also closely monitors emerging changes to regulations or legislation on an ongoing basis. The attainment of the highest level of product quality and customer service are also core to reducing the impact of these risks.

As a group that has grown both organically and through acquisitions, IAWS Group, plc faces risks and challenges associated with managing growth, and ensuring that processes around acquiring and integrating new businesses are robust. The management of major capital projects is also a key area of risk for the business. There is substantial experience within the Group of managing growth, and in successfully integrating acquired businesses. There is also strong project management capability with a track record of success in this area. Financial, commercial and operational due diligence is performed both by external consultants and in-house experts in advance of all new acquisitions. The integration of new acquisitions and the delivery of major project initiatives is carefully managed and controlled.

Operational risks facing the Group include issues associated with product contamination and general food scares affecting relevant products. A further operational risk to the Group, in common with most companies, is the risk of failure to address increasing compliance requirements particularly in the areas of health and safety, emissions and effluent control. These types of risks are mitigated through the establishment of thorough hygiene and health and safety systems, environmental /discharge controls, auditing of supplier facilities and ensuring product traceability.

The loss of a significant manufacturing/operational site through natural catastrophe or act of vandalism represents another risk that could, potentially, have a material impact on the Group. As a result, emphasis is given to ensuring that site security measures at all Group locations are robust. In addition, the Board is satisfied that significant management attention is given to the development of comprehensive operational disaster recovery plans.

Similarly, a significant IT system failure could adversely impact on operations. As a result, IT disaster recovery plans and system backup processes are implemented.

Directors' report (continued)

The Group has a track record of attracting and retaining high quality senior management and staff internationally. The Group is cognisant of cultural differences across the markets in which the business operates, and has put in place management teams with the skills and local knowledge to trade successfully in the Group's markets. As a result, the Group faces risks associated with the potential loss of key management personnel. The Board addresses these risks through incentivisation and retention initiatives, in addition to robust succession planning.

As a multinational Group with substantial operations and interests outside the euro-zone, IAWS Group, plc is subject to the risk of adverse movements in foreign currency exchange rates. Exposures are managed through matching foreign currency investments with foreign currency borrowings and through the use of foreign currency contracts. Financial risk management objectives and policies are identified in the Financial review, and in note 22 to the Group financial statements on pages 81 to 84.

Results for the year

The results for the year are set out in the Group income statement on page 47. Profit for the financial year before dividends was €99,129,000 *(2005: €94,636,000)*.

Dividends

An interim dividend of 6.71 cent per share amounting to €8,441,000 was paid on ordinary shares. The directors recommend a final ordinary dividend of 6.78 cent per share subject to the shareholders' approval. The total dividend for the year amounts to 13.49 cent per ordinary share, an increase of 13.5% from last year.

Future developments

The Group will continue to pursue new developments and unlock shareholder value, through both organic growth and acquisitions.

Research and development

The Group, through its extensive laboratory and testing facilities, pursues ongoing research and development programmes directed towards the development of new value added products.

Accounting records

The directors believe that they have complied with the requirement of Section 202 of the Companies Act, 1990 with regard to books of account by employing personnel with appropriate expertise and by providing adequate resources to the finance function. The books of account of the Company are maintained at the Company's registered office at 151 Thomas Street, Dublin 8.

Corporate governance

Statements by the directors in relation to the Group's application of corporate governance principles and compliance with the provisions of the Combined Code on Corporate Governance are set out on pages 35 to 38.

Corporate social responsibility

The Group views corporate social responsibility as an integral part of the organisation's culture. In all matters the Group strives to ensure it is acting in the best interests of all related parties and stakeholders.

Directors' and Secretary's interests

Details of the directors' and Company Secretary's interests in share capital and share options are set out in the Report on directors' remuneration on pages 39 to 43.

Substantial holdings

As at 25 September 2006 the directors have been notified of the following shareholding which amounts to 3% or more of the Company's issued ordinary share capital:

	Number of shares	%
FMR Corporation/ Fidelity International Limited	17,649,053	13.99

Post balance sheet events

There have been no significant events since the year-end which would require disclosure in the financial statements.

Directors

Mr. P. Lynch retired as Chairman on 31 August 2005 and Mr. D. Lucey was appointed Chairman on that date.

Directors' report (continued)

Directors (continued)

Mr. J. C. Moloney (deceased) retired on 30 January 2006.

Mr. P. McEniff, Mr. H. Kane and Dr. P. Wall retire by rotation in accordance with the Articles of Association and, being eligible, offer themselves for re-election. Mr. D. Buckley, Mr. J. B. Davy, Mr. P. Lynch, Mr. D. Martin and Mr. W. G. Murphy, having served more than nine years as directors retire, and offer themselves for re-election as recommended by the 2003 Combined Code. None of these non-executive directors has a service contract with any Group company.

There were no other changes in directors during the year.

Going concern

The directors have a reasonable expectation, having made appropriate enquiries, that the Group and the Company have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Auditor

In accordance with Section 160(2) of the Companies Act, 1963, the auditor, KPMG, Chartered Accountants, will continue in office.

On behalf of the Board

D. Lucey Director	O. Killian Director	25 September, 2006

Corporate governance statement

FOR THE YEAR ENDED 31 JULY 2006

The Group continues to be committed to maintaining the highest standards of corporate governance. The Irish Stock Exchange requires Irish listed companies to make a statement on how they have applied the principles and how they have complied with the provisions set out in the 2003 Combined Code on Corporate Governance (the Combined Code), which is appended to the Listing Rules of the Irish and London Stock Exchanges. This statement is set out below.

Compliance with the Combined Code provisions

The directors have reviewed corporate governance requirements in accordance with the Combined Code. The Board considers that all of its members are independent in both character and judgement. It is the intention of the Board to move to a position where at least half of its membership, excluding the Chairman, consists of directors determined to be independent by the Board based on the criteria as included in the Combined Code. It is intended that this be done on a phased and orderly basis over a reasonable timeframe. The Audit Committee consists entirely of directors determined to be independent based on these criteria. It is also the intention of the Board to move to a position where the Remuneration Committee comprises solely, and the Nominations Committee comprises a majority, of such independent directors. At present four of the non-executive directors are independent based on these criteria. They are Ms. B. Dardis, Ms. N. Hynes, Dr. P. Wall and Mr. P. N. Wilkinson. The directors confirm that the Company has complied with the provisions of the Combined Code in all other respects throughout the accounting period.

The Board and Committees

The Board comprises three executive and ten non-executive directors. Enhanced and effective governance is achieved by the separation of the roles of Chairman and Chief Executive Officer. The Board is satisfied that the commitments of the Chairman outside the Group are not such as to interfere with the performance of his duties as Chairman of the Group. The Board is responsible for setting the strategic direction and for providing leadership and control of the Company and Group.

The Board has reserved to itself decision making in the areas of:

- Continuity or alteration of strategic direction of the Group.
- Appointment or dismissal of the Chief Executive Officer or the Company Secretary and recommendation for appointment or dismissal of any member of the board.
- Director and senior executive management succession planning.
- Policy on remuneration for executive directors and senior executive management.
- The issue of shares and debentures.
- Authorisation of arrangement of borrowing facilities.
- Setting budgets.
- Authorisation of major capital expenditure, acquisitions and disposals.
- Dividend policy.

Certain other matters are delegated to Board committees, the details of which are set out below. Written terms of reference of all committees have been established.

The Chairman is responsible in particular for the operational efficiency of the Board and for ensuring that all directors have full and timely access to the information necessary to enable them to discharge their duties. The Board has delegated responsibility for the day-to-day management of the Group, through the Chief Executive Officer, to executive management.

The directors have full access to the advice and services of the Company Secretary, who also acts as secretary to all of the Board committees, is responsible to the Board for ensuring that Board procedures are followed and ensuring compliance with applicable rules and regulations. The directors also have access to independent professional advice, at the Group's expense, if and when required.

On appointment to the Board, directors are provided with comprehensive documentation on the Group's operations, and are given the opportunity to visit sites and meet with key management. Directors also attend relevant courses and seminars, as appropriate.

The Board considers that it is composed of persons who bring a balance of skills and experience which is appropriate to the requirements of the business. Changes to the Board's composition can be arranged without undue disruption.

All directors are required to retire by rotation in accordance with the Company's Articles of Association. Since 1 August 2003 non-executive directors' appointments are for a period of three years with the possibility of a further three-year term.

Mr. P. N. Wilkinson is Senior Independent Director and was appointed on 13 September 2005. The previous Senior Independent Director was Mr. D. Lucey. Mr. P. N. Wilkinson is available to shareholders if they have concerns that cannot be addressed through the normal channels of Chairman, Chief Executive Officer or Chief Financial Officer.

Corporate governance statement (continued)

FOR THE YEAR ENDED 31 JULY 2006

Meetings held and attended in the financial year ended 31 July 2006 during the tenure of each director.

[illegible]	Board		Acquisitions & Strategy		Audit		Nomination		Remuneration	
	Attended	Eligible to Attend	Attended	Eligible to Attend	Attended	Eligible to Attend	Attended	Eligible to Attend	Attended	Eligible to Attend
D. Buckley	10	13					0	1	10	10
B. Dardis	13	13			3	3				
J. B. Davy	13	13	6	6			1	1	6	6
N Hynes	13	13			5	5				
H. Kane	12	13								
D. Killian	13	13	6	6						
D. Lucey	13	13	6	6			1	1	4	4
P. Lynch	10	13								
D. Martin	13	13								
P. McEniff	12	13	6	6						
J. C. Moloney*	6	7			2	2			7	7
W. G. Murphy	13	13			2	2			3	3
P. Wall	12	13			4	5				
P. N. Wilkinson	12	13	6	6	3	5				

* J. C. Moloney (deceased) retired on 30 January 2006

Board meetings

Meetings of directors are held regularly, usually on a monthly basis. Thirteen Board meetings were held during the year. Details of the meetings held during the year, both of the Board and of the Board committees, are contained in the schedule above, which also includes information on individual attendance. In addition to the regular Board and committee meetings, the Chairman meets with the non-executive directors periodically without the executive directors being present.

Audit Committee

The Audit Committee comprises four non-executive directors, namely Ms. N. Hynes (Chairman), Ms. B. Dardis, Dr. P. Wall and Mr. P. N. Wilkinson. The Committee met five times during the year. Ms. N. Hynes is a Chartered Accountant and has significant recent and relevant financial experience.

The Audit Committee's role includes monitoring the integrity of the Group financial statements, and reviewing the interim and full year results announcements and significant financial reporting judgements contained therein. The Audit Committee also reviews the Group's internal controls, and the scope and effectiveness of the Group's internal audit function. The Head of Internal Audit has direct access to the Board Chairman and to the Audit Committee at all times and he and the Chief Financial Officer regularly attend meetings of the Audit Committee.

The Audit Committee is responsible for making recommendations to the Board in relation to the appointment and removal of the external auditor and for approving their remuneration and terms of engagement. It monitors the effectiveness of the audit process through regular contact with the auditor, and review of the audit plan and findings. The Committee monitors the external auditor's independence and objectivity, taking into consideration relevant professional and regulatory requirements, extent of services provided and fees paid.

The Audit Committee is also responsible for developing a policy on the engagement of the external auditor to provide non-audit services. The Audit Committee regularly monitors the non-audit services being provided to the Group by its external auditor, and has developed an Auditor Independence Policy to check that this does not impair its independence or objectivity. The policy sets out four key principles which underpin the provision of non-audit services by the external auditor: the auditor should not audit its own firm's work, make management decisions for the Group, have a mutuality of financial interest with the Group, or be put in the role of advocate for the Group. Activities that may be perceived to be in conflict with the role of the external auditor must be submitted to the Audit Committee for approval prior to engagement, regardless of the amounts involved.

Corporate governance statement (continued)

FOR THE YEAR ENDED 31 JULY 2006

Audit Committee (continued)

In 2006 the Audit Committee, operating under its terms of reference, discharged its responsibilities by reviewing:

- the Group's draft 2005 financial statements and 2006 interim results statement prior to Board approval and reviewing the external auditor's reports thereon;
- the appropriateness of the Group's accounting policies;
- and approving the 2006 audit fee and reviewing non-audit fees payable to the Group's external auditor in 2006;
- the external auditor's plan for the audit of the Group's 2006 accounts, which included key areas of extended scope work, key risks on the accounts, confirmations of auditor independence and the proposed audit fee, and approving the terms of engagement for the audit;
- the output of the Group's risk assessment processes;
- post-acquisition reports on integration and performance of significant recent acquisitions;
- the internal audit function's terms of reference, resources, its 2006 work programme and reports on its work during the year;
- the arrangements by which staff may in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters;
- in detail the restatement of the Group's 2005 accounts in accordance with International Financial Reporting Standards, as adopted by the EU;
- the Group's Financial Policies and Procedures manual.

Nomination Committee

The Nomination Committee comprises Mr. J. B. Davy (Chairman), Mr. D. Buckley and Mr. D. Lucey, all of whom are non-executive directors. The Nomination Committee is responsible for recommending to the Board directors for co-option and for the continuous review of senior management succession plans. The Board has not engaged external search services nor utilised open advertising in the appointment of non-executive directors. Instead, the process that has been used is for existing directors to mention the names of persons who meet specific requirements in terms of qualifications and experience. The Nomination Committee then considers the suitability of such persons in greater detail.

Remuneration Committee

The Remuneration Committee comprises Mr. J. B. Davy (Chairman), Mr. W. G. Murphy and Mr. D. Buckley, all non-executive directors, who determine and approve the Group policy on executive remuneration packages. The Group's remuneration policy for executive directors and details of directors' remuneration in accordance with the Listing Rules of the Irish Stock Exchange are contained in the Report on directors' remuneration on pages 39 to 43.

Acquisition and Strategy Committee

The Acquisition and Strategy Committee comprises Mr. D. Lucey (Chairman), Mr. O. Killian, Mr. P. McEniff, Mr. P. N. Wilkinson and Mr. J. B. Davy. They are responsible to the Board for the detailed evaluation of acquisition prospects and for making recommendations thereon. They are also responsible to the Board for the continuous review of the strategic direction and plans being pursued by the Group.

Performance evaluation

Evaluation of the Board as a whole is the responsibility of the Board under the direction of the Chairman. The evaluation process involves the assessment of the extent to which objectives are achieved. During the year performance evaluations of the Board, individual directors and Board committees were conducted by the Chairman. The evaluation process involved discussion with members of the Board on an individual basis.

The non-executive directors, under the leadership of the Senior Independent Director, Mr P. N. Wilkinson are responsible for the performance evaluation of the Chairman. During the year, Mr Wilkinson met with each non-executive director individually on a formal basis for this purpose and consulted, also, with the executive directors.

Internal controls

The directors have overall responsibility for the Group's system of internal control and for reviewing its effectiveness. This involves an ongoing process for identifying, evaluating and managing the significant risks faced by the Group and reviewing the effectiveness of the resultant system of internal control throughout the period and up to the date of approval of the Annual Report and Financial Statements. This system is designed to manage risks that may impede the achievement of the Group's business objectives rather than to eliminate these risks. The internal control system therefore provides reasonable, though not absolute, assurance against material misstatement or loss.

The directors confirm that the Group's ongoing process for identifying, evaluating and managing its significant risks is in accordance with the Turnbull Guidance, *Internal Control: Guidance for Directors on the Combined Code*, for the year

Corporate governance statement (continued)

FOR THE YEAR ENDED 31 JULY 2006

Internal controls (continued)

under review and to the date of approval of the Annual Report and Financial Statements. These procedures, which are subject to regular review, provide an ongoing process for identifying, evaluating and managing the significant risks faced by the Group.

The key risks, which might impair the business from achieving its objectives, are identified and assessed by conducting detailed reviews with executive management at business unit level. Management at all levels is responsible for internal control. As such, the system of internal control throughout the Group's operations ensures that the organisation is capable of responding quickly to evolving business risks, and that significant internal control issues, should they arise, are reported promptly to appropriate levels of management.

The directors have established a number of key procedures designed to provide an effective system of internal control, which include a provision for the directors to review the effectiveness of the system. The key procedures, which are supported by detailed controls and processes, include:

Internal audit
A Group internal audit function, reporting directly to the Audit Committee, undertakes examinations of business processes on a risk basis and reports on controls throughout the Group.

Control environment
Maintaining an organisation structure with defined lines of responsibility and specified delegation of authority within which the Group's activities can be planned and monitored.

Financial reporting
A comprehensive financial reporting system involving the setting of annual budgets and plans, timely monthly reporting and variance analysis and ongoing review, supported by information systems developed for the purpose.

Risk management policies
Comprehensive policies and procedures are in place relating to computer security, capital expenditure, treasury risk management and credit risk management. Reputational risk management is also a key focus for the Group across all areas of the business.

Human resources
Emphasis is placed on the quality and abilities of our people through continuing education, training and development.

Annual review of internal controls

The directors confirm that they have conducted an annual review of the effectiveness of the system of internal control as operated up to and including the date of approval of the financial statements. This has had regard to the processes for identifying the principal business risks facing the Group, the methods of managing those risks, the controls that are in place to contain them and the procedures to monitor them.

Communication with shareholders

Responsibility for effective communications with shareholders and for the Board's understanding of the views of major shareholders rests with the Chairman. However on a day-to-day basis, contact with shareholders is with the Chief Executive Officer and the Chief Financial Officer, but the Senior Independent Director and any other member of the Board are available to meet major investors if required. Such communications are given high priority and there is regular dialogue with individual shareholders, as well as general presentations at the time of the release of the annual and interim results.

The Board papers, which are distributed to all directors in advance of Board meetings, include a report prepared by the Chief Financial Officer summarising investor relations activity during the preceding month including contacts between directors and executive management and current and prospective shareholders. The views of shareholders about the Group expressed through such contacts are also included in the report.

The Group issues its results promptly to individual shareholders and also publishes them on the Group's website, www.iaws.com. The Company's Annual General Meeting affords each shareholder the opportunity to question the Chairman of the Board, the Chairmen of all committees and all other Board members. The notice of AGM and related papers are sent to shareholders at least 20 working days before the meeting. In addition, the Company responds throughout the year to numerous queries from shareholders on a broad range of issues.

Report on directors' remuneration

FOR THE YEAR ENDED 31 JULY 2006

Remuneration Committee

The Remuneration Committee at 31 July 2006, comprised Mr. J. B. Davy (Chairman), Mr. W. G. Murphy and Mr. D. Buckley, all non-executive directors, who have no financial interests, other than as shareholders, in the matters to be decided, no potential conflicts of interest arising from cross-directorships and no day-to-day involvement in the running of the business.

The terms of reference of the Remuneration Committee are to determine the Group's policy on remuneration of executive directors and to consider and approve the salaries and other terms of the remuneration package for the executive directors. The Remuneration Committee is also responsible for monitoring the level and structure of remuneration for senior management.

Remuneration policy

The remuneration of the non-executive directors is determined by the Board, and reflects the time commitment and responsibilities of the role. The Group's policy on executive directors' remuneration recognises that employment and remuneration conditions for senior executives must properly reward and motivate them to perform in the best interests of the shareholders. The typical elements of the remuneration package for executive directors are basic salary and benefits, performance related bonuses, pensions, participation in the Company's share option plan and participation in the Company's executive incentive and retention plan.

Executive directors' basic salary and benefits

Basic salary of executive directors is reviewed annually with regard to personal performance, Group performance and competitive market practice. Employment related benefits consist principally of a company car.

Performance related bonus

The Group pays performance related annual bonuses to executive directors which are linked to the overall performance of the Group.

Pensions

Pension benefits are determined solely in relation to basic salary.

Share option plan

The Group operates one share option plan and it is the policy to grant options to key management to encourage identification with shareholder interests. Options are exercisable based on the achievement of EPS performance targets over a three to five year period.

Group executive incentive and retention plan

The Group executive incentive and retention plan operates on an individual basis by providing contingent entitlement to a lump sum award referable to reckonable salary. Awards are made subject to achievement of growth in the earnings per share of IAWS Group, plc. The award is applied through the purchase of shares in IAWS Group, plc to be held by a trustee for the benefit of individual participants for a 3 to 5 year period.

Report on directors' remuneration (continued)

FOR THE YEAR ENDED 31 JULY 2006

Directors' remuneration

	2006 €'000	2005 €'000
Executive directors		
Basic salaries	**1,099**	1,066
Performance bonus	**966**	950
Benefits in kind	**85**	81
Pension contributions	**194**	331
Executive incentive and retention plan	**282**	141
	2,626	2,569
Average number of executive directors	**3**	3
Non-executive directors		
Fees	**781**	720
Average number of non-executive directors	**11**	12

Report on directors' remuneration (continued)

FOR THE YEAR ENDED 31 JULY 2006

Individual directors' remuneration for the year ended 31 July 2006

	Basic salary €'000	Performance bonus €'000	BIK €'000	Pension contributions €'000	EIRP cost €'000	Total 2006 €'000	Total 2005 €'000
Executive directors							
O. Killian (1)	533	400	27	96	120	1,176	1,181
P. McEniff (2)	283	283	34	51	81	732	636
H. Kane (3)	283	283	24	47	81	718	656
D. Martin (4)	-	-	-	-	-	-	96
	1,099	966	85	194	282	2,626	2,569

(1) During the year the plan invested €300,000 in IAWS Group, plc shares on behalf of Mr. O. Killian in respect of his 2005 award and will invest a further €300,000 in the coming year in respect of his 2006 award. Mr O. Killian will own each allotment of shares five years after each investment.

(2) During the year the plan invested €202,500 in IAWS Group, plc shares on behalf of Mr. P. McEniff in respect of his 2005 award and will invest a further €202,500 in the coming year in respect of his 2006 award. Mr. P. McEniff will own each allotment of shares five years after each investment.

(3) During the year the plan invested €202,500 in IAWS Group, plc shares on behalf of Mr. H. Kane in respect of his 2005 award and will invest a further €202,500 in the coming year in respect of his 2006 award. Mr. H. Kane will own each allotment of shares five years after each investment.

(4) Mr. D. Martin retired from an executive role on 27 October 2004.

	2006 €'000	2005 €'000
Non-executive directors		
D. Lucey	187	40
P. Lynch	71	300
D. Martin	50	20
D. Buckley	60	40
J. B. Davy	70	40
B. Dardis	55	40
P. McCarrick	-	40
J. C. Moloney	38	40
W. G. Murphy	55	40
N. Hynes	70	40
P. Wall	55	40
P. N. Wilkinson	70	40
	781	720

Report on directors' remuneration (continued)

FOR THE YEAR ENDED 31 JULY 2006

Pension entitlements

The aggregate pension benefits attributable to directors under defined benefit schemes for the year were as follows:

2006	Accrued annual pension at 31 July 2006 €'000	Increase in accrued pension (excluding inflation) €'000	Transfer value of increase (excluding inflation) €'000	Accrued annual pension at 31 July 2005 €'000
O. Killian	249	35	400	208
P. McEniff	57	23	82	34
D. Martin	413	-	-	413
	719	58	482	655

2005	Accrued annual pension at 31 July 2005 €'000	Increase in accrued pension (excluding inflation) €'000	Transfer value of increase (excluding inflation) €'000	Accrued annual pension at 31 July 2004 €'000
O. Killian	208	59	606	145
P. McEniff	34	2	2	-
D. Martin	413	-	-	413
	655	61	608	558

Report on directors' remuneration (continued)

FOR THE YEAR ENDED 31 JULY 2006

Directors' and Company Secretary's share interests

The directors and Company Secretary who held office at 31 July 2006 had no interests, other than those shown below, in the shares in, or loan stock of, the Company or other Group undertakings. Beneficial interests at 31 July 2006 and 31 July 2005 were as follows:

Ordinary Shares in IAWS Group, plc at 30 cent each	**No. of shares 2006**	No. of shares 2005
Directors		
D. Lucey	**2,500**	2,500
O. Killian	**312,845**	87,435
P. McEniff	**123,851**	31,699
H. Kane	**105,452**	3,300
D. Buckley	**4,500**	4,500
B. Dardis	**12,300**	4,800
J. B. Davy	**116,373**	116,373
N. Hynes	**2,000**	2,000
P. Lynch	**451,438**	181,438
D. Martin	**80,158**	80,158
W. G. Murphy	**6,912**	6,912
P. Wall	**1,000**	-
P. N. Wilkinson	**11,000**	-
Secretary		
A. Lowther	**107,534**	107,534

There have been no changes in the interests as shown above between 31 July 2006 and 25 September 2006.

Directors' and Company Secretary's interests in share options

	2005 Options	**Granted in year**	**Exercised in year**	**2006 Options**	**Earliest exercisable date†**	**Latest expiry date‡**	**Weighted average option price at 31 July 2006**
Directors							
P. Lynch	230,000	-	230,000	-	-	-	-
O. Killian	235,000	295,000	160,000	370,000	30/10/2006	21/04/2016	1,262.12
D. Martin	210,000	-	-	210,000	07/10/2001	31/03/2011	659.48
P. McEniff	125,000	230,000	55,000	300,000	30/10/2006	21/04/2016	1,267.78
H. Kane	175,000	210,000	85,000	300,000	30/10/2006	21/04/2016	1,210.98
Secretary							
A. Lowther	-	-	-	-	-	-	-

† First tranche of options granted
‡ Last tranche of options granted

Options over 530,000 ordinary shares were exercised by the directors and Company Secretary of IAWS Group, plc during the year at an average option price of 705.07 cent per share. The market price of the ordinary shares at 31 July 2006 was 1,450 cent and the range during the year was 1,120 cent to 1,510 cent. The register of directors' interests contains full details of directors' options to subscribe for shares.

Statement of directors' responsibilities

The directors are responsible for preparing the Annual Report and the Group and Company financial statements, in accordance with applicable law and regulations.

Company law requires the directors to prepare Group and Company financial statements for each financial year. Under that law the directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU (EU IFRS) and have elected to prepare the Company financial statements in accordance with Generally Accepted Accounting Practice in Ireland, comprising applicable law and the financial reporting standards issued by the Accounting Standards Board and promulgated by the Institute of Chartered Accountants in Ireland.

The Group financial statements are required by law and EU IFRS to present fairly the financial position and performance of the Group; the Companies Acts 1963 to 2005 provide, in relation to such financial statements, that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation. The Company financial statements are required by law to give a true and fair view of the state of affairs of the Company.

In preparing each of the Group and Company financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the Company will continue in business.

The directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that its financial statements comply with the Companies Acts 1963 to 2005. They are also responsible for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and the requirements of the Listing Rules issued by the Irish Stock Exchange, the directors are also responsible for preparing a Directors' Report and reports relating to directors' remuneration and corporate governance that comply with that law and those Rules.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Group's website. Legislation in the Republic of Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

On behalf of the Board

D. Lucey Director	O. Killian Director	25 September, 2006

Independent auditor's report to the members of IAWS Group, plc

We have audited the Group and Company financial statements (the "financial statements") of IAWS Group, plc for the year ended 31 July 2006, which comprise the Group Income Statement, the Group Balance Sheet, the Group Cash Flow Statement, the Group Statement of Recognised Income and Expense, the Group Statement of Accounting Policies and the related notes, and the Company Balance Sheet, Company Statement of Accounting Policies and related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with Section 193 of the Companies Act 1990. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

The directors' responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and EU IFRS, and for preparing the Company financial statements in accordance with applicable law and the accounting standards issued by the Accounting Standards Board and promulgated by the Institute of Chartered Accountants in Ireland (Generally Accepted Accounting Practice in Ireland), are set out in the Statement of Directors' Responsibilities on page 44.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and have been properly prepared in accordance with the Companies Acts 1963 to 2005 and whether, in addition, the Group financial statements have been properly prepared in accordance with Article 4 of the IAS Regulation. We also report to you our opinion as to: whether proper books of account have been kept by the Company; whether at the balance sheet date, there exists a financial situation requiring the convening of an extraordinary general meeting of the Company; and whether the information given in the Directors' Report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit and whether the Company balance sheet is in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules of the Irish Stock Exchange regarding directors' remuneration and directors' transactions is not disclosed and, where practicable, include such information in our report.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Irish Stock Exchange, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Financial Highlights, the Chairman's Statement, the Review of Business Operations, the Financial Review, the Directors' Report, the Corporate Governance Statement, and the Report on Directors' Remuneration. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Independent auditor's report to the members of IAWS Group, plc
(continued)

Opinion

In our opinion
- the Group financial statements give a true and fair view, in accordance with EU IFRS, of the state of the Group's affairs as at 31 July 2006 and of its profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Acts 1963 to 2005 and Article 4 of the IAS Regulation;
- the Company financial statements give a true and fair view, in accordance with Generally Accepted Accounting Practice in Ireland, of the state of the Company's affairs as at 31 July 2006; and
- the Company financial statements have been properly prepared in accordance with the Companies Acts 1963 to 2005.

We have obtained all the information and explanations which we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the Company. The Company balance sheet is in agreement with the books of account.

In our opinion the information given in the Directors' Report is consistent with the financial statements.

The net assets of the Company, as stated in the Company balance sheet, are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 July 2006 a financial situation which under Section 40 (1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the Company.

KPMG
Chartered Accountants
Registered Auditor

25 September, 2006

Group income statement

FOR THE YEAR ENDED 31 JULY 2006

	Notes	Pre-exceptional 2006 €'000	Exceptional 2006 €'000	Total 2006 €'000	Pre-exceptional 2005 €'000	Exceptional 2005 €'000	Total 2005 €'000
Revenue	1	1,557,305	-	1,557,305	1,408,174	-	1,408,174
Cost of sales		(1,204,238)	-	(1,204,238)	(1,110,506)	-	(1,110,506)
Gross profit		353,067	-	353,067	297,668	-	297,668
Operating costs, net	2	(241,252)	1,347	(239,905)	(199,120)	8,627	(190,493)
Operating profit before amortisation of intangible assets	1	111,815	1,347	113,162	98,548	8,627	107,175
Amortisation of intangible assets	13	(7,100)	-	(7,100)	(4,624)	-	(4,624)
Operating profit		104,715	1,347	106,062	93,924	8,627	102,551
Share of profit of associates and joint venture	6	25,653	-	25,653	21,520	-	21,520
Profit before financing costs		130,368	1,347	131,715	115,444	8,627	124,071
Financing income	3	4,964	-	4,964	3,818	-	3,818
Financing costs	3	(18,893)	-	(18,893)	(16,118)	-	(16,118)
Profit before tax		116,439	1,347	117,786	103,144	8,627	111,771
Income tax expense	9	(17,800)	(857)	(18,657)	(15,772)	(1,363)	(17,135)
Profit for the financial year		98,639	490	99,129	87,372	7,264	94,636
Attributable as follows:							
Equity shareholders				98,798			94,360
Minority interest	28			331			276
				99,129			94,636
Basic earnings per share	11			78.68c			75.86c
Diluted earnings per share	11			77.77c			74.87c

Group statement of recognised income and expense

FOR THE YEAR ENDED 31 JULY 2006

	Notes	2006 €'000	2005 €'000
Items of income and expense recognised directly in equity			
Foreign exchange translation adjustment		(57)	(1,097)
Share of associates' foreign exchange translation adjustment		524	-
Actuarial gain/(loss) on Group and associate defined benefit pension schemes		4,811	(10,175)
Deferred tax effect of actuarial (loss)/gain		(469)	1,063
Gains relating to cash flow hedges		153	-
Deferred tax effect of cash flow hedges		(40)	-
Net income/(expense) recognised directly in equity		4,922	(10,209)
Profit for the financial year		99,129	94,636
Total recognised income and expense for the year		104,051	84,427
Attributable as follows:			
Equity shareholders	27	103,699	84,226
Minority interest	28	352	201
Total recognised income and expense for the year		104,051	84,427
Impact of first time adoption of financial instrument standards, IAS 32 and IAS 39			
Cash flow hedges		711	
Deferred tax relating to cash flow hedges		(89)	
		622	

Group balance sheet

AS AT 31 JULY 2006

ASSETS	Notes	2006 €'000	2005 €'000
Non current assets			
Property, plant and equipment	12	**308,388**	287,578
Goodwill and intangible assets	13	**334,024**	336,028
Investments in associates and joint venture	14	**159,221**	116,087
Other investments	15	**203**	242
Deferred tax assets	24	**8,474**	15,029
Total non current assets		**810,310**	754,964
Current assets			
Inventory	16	**88,539**	88,299
Trade and other receivables	17	**206,178**	173,514
Derivative financial instruments	22	**1,532**	-
Cash and cash equivalents	20	**74,556**	47,687
Total current assets		**370,805**	309,500
TOTAL ASSETS		**1,181,115**	1,064,464

Group balance sheet (continued)

AS AT 31 JULY 2006

EQUITY	Notes	2006 €'000	2005 €'000
Called up share capital	26	37,856	37,471
Share premium	27	51,899	43,745
Retained earnings and other reserves	27	388,071	298,215
Total equity attributable to equity shareholders of parent		477,826	379,431
Minority interest	28	2,910	3,924
TOTAL EQUITY		480,736	383,355
LIABILITIES			
Non current liabilities			
Interest bearing loans and borrowings	21	285,945	237,555
Employee benefits	25	8,876	36,852
Deferred government grants	23	3,006	3,359
Other payables	18	345	450
Deferred tax liabilities	24	49,902	51,785
Provisions	19	30,360	31,950
Total non current liabilities		378,434	361,951
Current liabilities			
Interest bearing borrowings	21	5,136	30,001
Trade and other payables	18	299,570	273,465
Corporation tax payable		13,832	11,027
Derivative financial instruments	22	747	-
Provisions	19	2,660	4,665
Total current liabilities		321,945	319,158
TOTAL LIABILITIES		700,379	681,109
TOTAL EQUITY AND LIABILITIES		1,181,115	1,064,464

Group cash flow statement

FOR THE YEAR ENDED 31 JULY 2006

	Notes	2006 €'000	2005 €'000
Cash flows from operating activities			
Profit before tax		117,786	111,771
Financing costs, net		13,929	12,300
Share of profit of associates and joint venture		(25,653)	(21,520)
Depreciation of property, plant and equipment	12	27,631	23,932
Amortisation of intangible assets	13	7,100	4,624
Amortisation of government grants	23	(354)	(438)
Employee share-based payment charge	8	1,550	867
Loss/(profit) on termination of operations	2	572	(8,627)
(Profit)/loss on disposal of non-current assets		(1,919)	454
Foreign exchange (gains)/losses		(684)	728
Special pension contribution	25	(23,496)	-
Operating profit before changes in working capital		116,462	124,091
(Increase)/decrease in inventory		(84)	4,598
(Increase) in trade and other receivables		(32,124)	(26,229)
Increase in trade and other payables		21,189	18,049
Cash generated from operating activities		105,443	120,509
Interest paid		(11,880)	(12,411)
Income tax paid		(11,583)	(18,771)
Dividends paid to minority interests	28	-	(205)
Net cash inflow from operating activities		81,980	89,122

Group cash flow statement (continued)

FOR THE YEAR ENDED 31 JULY 2006

	Notes	2006 €'000	2005 €'000
Cash flows from investing activities			
Proceeds from sale of property, plant and equipment		4,448	2,451
Purchase of property, plant and equipment			
- Ongoing		(7,910)	(7,363)
- New investments		(67,947)	(43,931)
Acquisition of subsidiaries and businesses, net of cash acquired		(2,644)	(94,141)
Disposal of subsidiaries and businesses		-	14,743
Disposal of other investments		655	-
Dividends received		19,118	16,223
Purchase of minority interest		(1,366)	-
Investments in associates and joint venture		(35,061)	(3,304)
Deferred consideration and acquisition costs paid		(3,988)	(6,788)
Other		(480)	33
Net cash flow from investing activities		(95,175)	(122,077)
Cash flows from financing activities			
Proceeds from issue of share capital		8,539	6,121
Drawdown of loan capital		67,144	46,409
Capital element of finance lease liabilities		(20,453)	(565)
Equity dividends paid		(16,036)	(14,052)
Net cash flow from financing activities		39,194	37,913
Net increase in cash and cash equivalents		25,999	4,958
Translation adjustment		380	(155)
Cash and cash equivalents at start of year		43,419	38,616
Cash and cash equivalents at end of year	20	69,798	43,419

Group statement of accounting policies

FOR THE YEAR ENDED 31 JULY 2006

IAWS Group, plc (the "Company") is a company domiciled and incorporated in Ireland. The Group's financial statements for the year ended 31 July 2006 consolidate the individual financial statements of the Company and its subsidiaries (together referred to as "the Group") and show the Group's interest in associates and joint venture using the equity method of accounting.

The individual and Group financial statements of the Company were authorised for issue by the directors on 25 September 2006.

Statement of compliance

As required by European Union (EU) law, from 1 August 2005 the Group financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU.

These are the Group's first financial statements prepared in accordance with IFRS as adopted by the EU and IFRS 1, *First-time Adoption of International Financial Reporting Standards* has been applied.

The IFRSs adopted by the EU as applied by the Group in the preparation of these financial statements are those that were effective at 31 July 2006 together with the early adoption of the Amendment to IAS 19, *Actuarial Gains and Losses, Group Plans and Disclosures.*

The following provides a brief outline of the likely impact on future financial statements of relevant IFRSs adopted by the EU which are not yet effective and have not been early adopted in these financial statements. The directors have formed the opinion that the adoption of these pronouncements will not have a significant effect on the Group financial statements.

- Amendment to IAS 1, *Capital disclosures.*
- Amendment to IAS 21, *The Effects of Changes in Foreign Exchange Rates – Net investment in Foreign Operations.*
- Amendment to IAS 39, *Cash Flow Hedge Accounting of Forecast Intragroup Transactions.*
- Amendment to IAS 39, *The Fair Value Option.*
- Amendments to IAS 39 and IFRS 4, *Financial Guarantee Contracts.*
- IFRS 7, *Financial Instruments: Disclosure.*
- IFRIC 4, *Determining Whether an Arrangement Contains a Lease.*

First time adoption of IFRSs

The Group is required to determine its IFRS accounting policies and apply them retrospectively to establish the opening balance sheet under IFRS at its date of transition.

The date of transition to IFRSs for the Group is 1 August 2004. The transitional impact of the recognition and measurement of IFRS was disclosed in the restatement of 2005 financial information under IFRS, published in November 2005. Where estimates had been made under Irish GAAP, consistent estimates (after adjustments to reflect any difference in accounting policies) have been made on transition to IFRS. Judgements affecting the balance sheet of the Group have not been revisited with the benefit of hindsight.

The Group has taken advantage of the following exemptions as permitted by IFRS 1, *First-time Adoption of International Financial Reporting Standards.*

Business combinations
The Group has elected not to apply the provisions of IFRS 3, *Business Combinations*, retrospectively to business combinations before 1 August 2004. Accordingly, no adjustments have been made for historical business combinations and accumulated amortisation on goodwill arising before 1 August 2004 has not been reversed. The net carrying value of goodwill under Irish GAAP has been designated as the deemed cost of goodwill under IFRS.

Cumulative translation differences
Cumulative translation differences of foreign operations are deemed to be zero at the date of transition.

Financial instruments
The Group has availed of the exemption not to restate comparative amounts for 2005 for the impacts of IAS 32, *Financial Instruments: Disclosure and Presentation*, and IAS 39, *Financial Instruments: Recognition and Measurement.* These are treated as changes in accounting policies and shown as opening adjustments on 1 August 2005 and in the statement of recognised income and expense.

Share based payment
The provisions of IFRS 2, *Share Based Payment*, in respect of share-based payment plans have not been applied to options and awards granted on or before 7 November 2002 which had not vested by 1 January 2005.

Group statement of accounting policies (continued)

FOR THE YEAR ENDED 31 JULY 2006

Share based payment (continued)

The accounting policies applied in the preparation of the financial statements for the year ended 31 July 2006 are set out below. These have been applied consistently with the exception of those accounting policies pertaining to IAS 32 and IAS 39 on financial instruments which in accordance with the transitional provisions of IFRS 1 were not applied in the restatement of the 2005 comparatives presented in these financial statements. Accounting policies affected by IAS 32 and IAS 39 are highlighted and details of the policies applied in the 2005 Group financial statements are also set out below.

Basis of preparation

The Group financial statements are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: equity investments, derivative financial instruments, pension obligations and share based payments. The financial statements are presented in euro, rounded to the nearest thousand, which is the functional currency of the parent and the majority of the Group's operations.

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the Group financial statements, relate primarily to accounting for defined benefit pension schemes, financial instruments, share-based payments, provisions, intangible assets, goodwill impairment and deferred tax.

Basis of consolidation

The Group financial statements reflect the consolidation of the results, assets and liabilities of the parent undertaking and all of its subsidiaries, together with the Group's share of profits/losses of its associates and joint venture. Where a subsidiary, associate or joint venture is acquired or disposed of during the financial year, the Group financial statements include the attributable results from or to the effective date when control passes.

Subsidiary undertakings

Subsidiary undertakings are those entities over which the Group has the power to control the operating and financial policies so as to obtain economic benefit from their activities. The amounts included in these financial statements in respect of the subsidiaries are taken from their latest financial statements prepared up to the year end. Where necessary, the accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Associates and joint venture

Associates are those entities in which the Group has a significant influence over, but not control of, the financial and operating policies. Investments in associates are accounted for using the equity method of accounting. Joint ventures are those entities over whose operating and financial policies the Group exercises control jointly, under a contractual agreement, with one or more parties. Investments in joint ventures are accounted for using the equity method of accounting.

Under the equity method of accounting, the Group's share of the post-acquisition profits or losses of its associates and joint venture is recognised in the income statement. The income statement reflects, in profit before tax, the Group's share of profit after tax of its associates and joint venture in accordance with IAS 28, *Investments in Associates*, and IAS 31, *Interests in Joint Ventures*. The Group's interest in their net assets is included as investments in associates and joint venture in the Group balance sheet at an amount representing the Group's share of the fair value of the identifiable net assets at acquisition plus the Group's share of post acquisition retained income and expenses. The Group's investment in associates and joint venture includes goodwill on acquisition. The amounts included in these financial statements in respect of the post acquisition income and expenses of associates and joint venture are taken from their latest financial statements prepared up to their respective year ends together with management accounts for the intervening periods to the Group's year end. Where necessary, the accounting policies of associates and joint venture have been changed to ensure consistency with the policies adopted by the Group.

Group statement of accounting policies (continued)

FOR THE YEAR ENDED 31 JULY 2006

Basis of consolidation (continued)

Transactions eliminated on consolidation
Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the Group financial statements. Unrealised gains and income and expenses arising from transactions with associates and joint venture are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that they do not provide evidence of impairment.

Revenue

Revenue represents the fair value of the sale of goods and services supplied to third parties, after deducting discounts and exclusive of value added tax. Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer, it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably.

Segmental reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment) or in providing products or services within a particular economic environment (geographic segment), which is subject to risks and returns different from those of other segments.

The Group's primary format for segmental reporting is business segments and the secondary format is geographical segments. The risks and returns of the Group's operations are primarily determined by the different products that the Group sells rather than the geographical location of the Group's operations.

The Group has three business segments: Agriculture, Food Europe, and Food North America. The Group's geographical segments are Europe and North America. Segment assets and liabilities consist of property, plant and equipment, goodwill and intangible assets and other assets and liabilities that can be reasonably allocated to the reported segment. Unallocated assets and liabilities principally include current and deferred income tax balances together with financial assets and liabilities.

Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour and appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses.

Employee benefits

Pension obligations
Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as they fall due. The Group's net obligation in respect of defined benefit pension plans is calculated, separately for each plan, by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date on high quality corporate bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by a qualified actuary using the projected unit credit method. Actuarial gains and losses are recognised in the statement of recognised income and expense. Current and past service costs, interest on scheme liabilities and expected return on assets are recognised in the income statement.

Equity settled compensation
The fair value of options granted under the Group's equity settled share option scheme is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using an approved binomial model, taking into account the terms and conditions under which the options were granted. The scheme is subject to a non-market vesting condition and, therefore, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest.

Group statement of accounting policies (continued)

FOR THE YEAR ENDED 31 JULY 2006

Long term incentive plan

The Group operates an incentive and retention plan for executives. The plan operates on an individual basis by providing contingent entitlement to a lump sum award referable to reckonable salary. Awards are applied through the purchase of shares in the Group to be held by a trustee for the benefit of individual participants for a 3 to 5 year period. The costs associated with the plan are written off to the income statement on a straight-line basis over the relevant period.

Taxation

Tax on the profit or loss for the year comprises current and deferred tax. Tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case the related tax is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates and laws that have been enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is provided for any differences that exist between the tax base and the carrying value of intangible assets arising from business combinations but is not provided on non-tax deductible goodwill. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. If the deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction does not affect accounting or taxable profit or loss, it is not recognised. Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint venture, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be recovered. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Foreign currency

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to euro at the foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to euro at the actual rates when the transactions occurred. Foreign exchange differences arising on translation of the net assets of a foreign operation are recognised directly in equity, in a translation reserve.

Exchange gains or losses on long term intra-group loans and on foreign currency borrowings, used to finance or provide a hedge against Group equity investments in non-euro denominated operations, are taken to the translation reserve to the extent that they are neither planned nor expected to be repaid in the foreseeable future or are expected to provide an effective hedge of the net investment. Any differences that have arisen since 1 August 2004, the date of transition to IFRS, are recognised in the currency translation reserve and are recycled through the income statement on the repayment of the intra-group loan or on disposal of the related business.

Dividends

Dividends are recognised in the period in which they are approved by the Company's shareholders, or in the case of an interim dividend, when it has been approved by the Board of Directors and paid.

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and impairment losses. Other subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure including repairs and maintenance costs is recognised in the income statement as an expense as incurred.

Group statement of accounting policies (continued)

FOR THE YEAR ENDED 31 JULY 2006

Property, plant and equipment (continued)

Depreciation is calculated to write off the cost less estimated residual value of property, plant and equipment, other than freehold land, on a straight line basis, by reference to the following estimated useful lives:

Buildings	25 to 50 years
Plant & machinery	3 to 15 years
Motor vehicles	3 to 7.5 years

The residual value of assets, if significant, and the useful life of assets is reassessed annually.

Gains and losses on disposals of property, plant and equipment are recognised on the ultimate completion of sale. Gains and losses on disposals are determined by comparing the proceeds received with the carrying amount and are included in operating profit.

Leased assets

Leases of property, plant and equipment, where the Group has substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased asset or the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in interest bearing loans and borrowings. The interest element of the payments is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The asset acquired under the finance lease is depreciated over the shorter of the useful life of the asset or the lease term.

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight line basis over the lease term.

Goodwill

All business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries, associates and the joint venture. In respect of acquisitions that have occurred since 1 August 2004, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. In respect of acquisitions prior to this date, goodwill is included on the basis of its deemed cost, i.e. original cost less accumulated amortisation from the date of acquisition up to 31 July 2004, which represents the amount recorded under Irish GAAP. Goodwill is now stated at cost or deemed cost less any accumulated impairment losses. In respect of associates and the joint venture, the carrying amount of goodwill is included in the carrying amount of the investment.

Goodwill which arose on acquisitions prior to 1 August 1998 was eliminated against reserves on acquisition as a matter of accounting policy. In preparing the Group's IFRS balance sheet at 1 August 2004 this goodwill is considered to have been permanently offset against retained earnings and, on any subsequent disposal, will not form part of the gain or loss on the disposal of the business.

Intangible assets

Intangible assets acquired as part of a business combination are valued at their fair value at the date of acquisition. These generally include brand and customer related intangible assets.

Where intangible assets are separately acquired they are capitalised at cost. Intangible assets are amortised over the period of their expected useful lives in equal annual instalments. The expected useful lives of intangible assets ranges from 12 to 20 years.

Computer software that is not an integral part of an item of computer hardware is also classified as an intangible asset. These intangible assets are stated at cost less accumulated amortisation and impairment losses. Cost comprises purchase price and other directly attributable costs. The expected useful life of computer software is 5 years.

Impairment

The carrying amounts of the Group's assets, other than inventories (which are carried at the lower of cost and net realisable value), deferred tax assets (which are recognised based on recoverability), and those financial instruments, which are carried at fair value, are reviewed to determine whether there is an indication of impairment when an event or transaction indicates that there may be, except for goodwill and long life intangibles which are reviewed annually. If any such indication exists, an impairment test is carried out and the asset is written down to its recoverable amount.

Group statement of accounting policies (continued)

FOR THE YEAR ENDED 31 JULY 2006

Impairment (continued)

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis. An impairment loss, other than in the case of goodwill, is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Other investments

Other investments are initially recognised at the fair value of the consideration given inclusive of any acquisition charges arising.

Inventory

Inventory is stated at the lower of cost on a first in, first out basis and net realisable value. Cost includes all expenditure, which has been incurred in the normal course of business in bringing the products to their present location and condition. Net realisable value is the estimated selling price of inventory on hand less all further costs to completion and all costs expected to be incurred in marketing, distribution and selling.

Trade and other receivables and payables

Trade and other receivables and payables are stated at cost, which approximates fair value given the short-dated nature of these assets and liabilities.

Trade receivables are carried at original invoice amount less an allowance for potentially uncollectible debts. Provision is made when there is objective evidence that the Group may not be in a position to collect the associated debts.

Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Financial assets and liabilities

Set out below are the major methods and assumptions used in estimating the fair values of financial assets and liabilities.

Equity investments
When market values are available, fair value is determined by reference to the bid market price for such investments without any deduction for transaction costs. When market values are not available, the fair values have been determined based on expected future cash flows at current interest rates and exchange rates.

Short term bank deposits and cash and cash equivalents
For short term bank deposits and cash and cash equivalents with a remaining maturity of less than one year, the nominal amount is considered to approximate fair value.

Trade and other receivables/payables
For receivables and payables with a remaining life of less than one year or demand balances, the nominal amount is considered to approximate fair value. All other receivables and payables are discounted to determine their fair value.

Derivatives
Forward currency contracts and interest rate swaps are marked to market using quoted market values.

Interest bearing loans and borrowings
For interest bearing loans and borrowings with a contractual repricing date of less than one year, the nominal amount is considered to approximate fair value. For loans with a repricing date of greater than one year, the fair value is calculated based on the expected future principal and interest cash flows, discounted at appropriate current market interest rates.

Finance lease liabilities
Fair value is based on the present value of future cash flows discounted at appropriate current market rates.

Derivative financial instruments
– for the year ended 31 July 2006

All derivatives are initially recorded at fair value on the date the contract is entered into and subsequently, at reporting dates remeasured to their fair value. The gain or loss arising on

Group statement of accounting policies (continued)

FOR THE YEAR ENDED 31 JULY 2006

Derivative financial instruments – for the year ended 31 July 2006 (continued)

remeasurement is recognised in the income statement except where the instrument is a designated hedging instrument. Derivative financial instruments are used to manage the Group's exposure to foreign currency risk, interest rate risk and commodity price risk through the use of forward currency contracts, interest rate swaps and futures contracts. These derivatives are generally designated as cash flow hedges in accordance with IAS 39. The Group does not enter into speculative derivative transactions.

Cash flow hedges
Subject to the satisfaction of certain criteria, relating to the documentation of the risk, objectives and strategy for the hedging transaction and the ongoing measurement of its effectiveness, cash flow hedges are accounted for under hedge accounting rules. In such cases, any unrealised gain or loss arising on the effective portion of the derivative instrument is recognised in the cash flow hedging reserve, a separate component of equity. Unrealised gains or losses on any ineffective portion of the derivative are recognised in the income statement. When the hedged transaction occurs the related gains or losses in the hedging reserve are transferred to the income statement.

Derivative financial instruments – for the year ended 31 July 2005

The Group enters into transactions in the normal course of business using a variety of financial instruments, including spot and forward exchange contracts and interest rate swap agreements, in order to reduce exposure to foreign exchange risk and interest rate fluctuations.

The Group does not hold or issue derivative financial instruments for speculative purposes.

Forward foreign currency contracts
The criteria for forward foreign currency contracts are:

- the instrument must be related to a foreign currency transaction that is probable and whose characteristics have been identified;
- it must involve the same currency or similar currencies as the hedged item; and
- it must reduce the risk of foreign currency exchange movements on the Group's operations.

The rates under such contracts are used to record the hedged transaction. As a result, gains and losses are offset against the foreign exchange gains and losses on the related financial assets or liabilities or, where the instrument is used to hedge a committed or probable future transaction, it is deferred until the transaction occurs.

Interest rate swaps
The Group's criteria for interest rate swaps are:

- the instrument must be related to an asset or liability; and
- it must change the nature of the interest rate by converting a variable rate to a fixed rate.

Interest differentials under these swaps are recognised by adjusting net interest payable over the period of the contract.

Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost.

Government grants

Grants that compensate the Group for the cost of an asset are shown as deferred income and amortised in the Group income statement by instalments on a basis consistent with the depreciation policy of the relevant assets.

Other grants are credited to the income statement to offset the matching expenditure.

Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Notes to the Group financial statements

FOR THE YEAR ENDED 31 JULY 2006

1 Segment information

(a) Analysis by business segment

(i) Segment revenue and result	FOOD EUROPE		FOOD NORTH AMERICA		AGRI		ELIMINATIONS *		TOTAL GROUP	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000
Segment revenue	836,278	739,350	191,972	152,707	581,955	563,004	(52,900)	(46,887)	1,557,305	1,408,174
Operating profit before exceptional items	71,190	63,052	16,631	12,734	23,994	22,762	-	-	111,815	98,548
Exceptional items	-	-	(228)	-	1,575	8,627	-	-	1,347	8,627
Operating profit before amortisation of intangible assets	71,190	63,052	16,403	12,734	25,569	31,389	-	-	113,162	107,175
Amortisation of intangible assets	(6,612)	(4,429)	(264)	(27)	(224)	(168)	-	-	(7,100)	(4,624)
Operating profit	64,578	58,623	16,139	12,707	25,345	31,221	-	-	106,062	102,551
Share of profit of associates and joint venture	9,155	6,800	14,793	12,598	1,705	2,122	-	-	25,653	21,520
Profit before financing costs	73,733	65,423	30,932	25,305	27,050	33,343	-	-	131,715	124,071

* The eliminations detailed above consist of the joint venture revenues within the Food North America business.

Notes (continued)

1 Segment information (continued)

(a) Analysis by business segment (continued)	FOOD EUROPE		FOOD NORTH AMERICA		AGRI		TOTAL GROUP	
	2006	2005	2006	2005	2006	2005	2006	2005
(ii) Segment assets	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000
Segment assets excluding investments in associates and joint venture	567,000	552,341	170,678	159,419	199,451	173,659	937,129	885,419
Investments in associates and joint venture	85,463	40,463	65,577	65,753	8,181	9,871	159,221	116,087
Segment assets	652,463	592,804	236,255	225,172	207,632	183,530	1,096,350	1,001,506
Reconciliation to total assets as reported in Group balance sheet								
Listed investments							203	242
Derivative financial instruments							1,532	-
Cash and cash equivalents							74,556	47,687
Income tax and deferred tax assets							8,474	15,029
Total assets as reported in Group balance sheet							1,181,115	1,064,464
(iii) Segment liabilities								
Segment liabilities	208,455	215,083	23,565	23,421	112,797	112,237	344,817	350,741
Reconciliation to total liabilities as reported in Group balance sheet								
Interest bearing loans and liabilities							291,081	267,556
Derivative financial instruments							747	-
Income tax and deferred tax liabilities							63,734	62,812
Total liabilities as reported in the Group balance sheet							700,379	681,109
(iv) Other segment information								
Depreciation	15,846	12,537	5,532	4,812	6,253	6,583	27,631	23,932
Capital expenditure – property, plant and equipment	18,041	45,924	27,006	17,306	8,545	8,225	53,592	71,455
Capital expenditure – computer related intangibles	4,586	3,145	-	281	108	415	4,694	3,841
Capital expenditure – brand related intangibles	-	-	-	-	782	-	782	-
Total capital expenditure	22,627	49,069	27,006	17,587	9,435	8,640	59,068	75,296

Notes (continued)

1 **Segment information (continued)**

(b) Analysis by geographical segment

	EUROPE		NORTH AMERICA		TOTAL GROUP	
	2006	2005	**2006**	2005	**2006**	2005
	€'000	€'000	**€'000**	€'000	**€'000**	€'000
Segment revenue	**1,418,233**	1,302,354	**139,072**	105,820	**1,557,305**	1,408,174
Segment assets	**860,095**	776,334	**236,255**	225,172	**1,096,350**	1,001,506
Capital expenditure	**32,062**	57,709	**27,006**	17,587	**59,068**	75,296

2 **Operating costs**

	2006	2005
	€'000	€'000
Distribution expenses	**152,029**	117,132
Administration expenses	**89,808**	82,694
Other operating income	**(585)**	(706)
Exceptional items	**(1,347)**	(8,627)
	239,905	190,493

Other operating income and exceptional items comprise the following credits/(charges):

Other operating income:		
Capital grants released to income statement	**354**	438
Other	**231**	268
	585	706
Exceptional items:		
Profit on disposal of operations (i)	**-**	10,001
Loss on termination of operations (ii)	**(572)**	(1,374)
Profit on disposal of property, plant and equipment (iii)	**1,304**	-
Profit on disposal of other investments (iv)	**615**	-
	1,347	8,627

Notes (continued)

2 Operating costs (continued)

(i) Profit on disposal of operations

In 2005, the profit on disposal of operations represented the profit on the early termination of an agreement with Irish Agricultural Wholesale Society Limited in respect of the disposal of two businesses in the Agri business.

(ii) Loss on termination of operations

In 2006, the loss on termination of operations consists primarily of the loss on the disposal of Premier Petfoods Limited, an Irish based company engaged in the distribution of pet foods.

In 2005, the loss on termination of operations represented the costs of closing two operations within the Agri business.

(iii) Profit on disposal of property, plant and equipment

In 2006, the profit on disposal of property, plant and equipment relates to gains arising on the sale of properties. One of the Group's Agri businesses disposed of property located in Co. Waterford and the Food North America business disposed of a property located in Chicago.

(iv) Profit on disposal of other investments

The profit on disposal of other investments relates to the sale of investments.

3 Financing costs

	2006 €'000	2005 €'000
Financing income		
Interest income	**(387)**	(117)
Defined benefit pension obligations: expected return on scheme assets	**(4,577)**	(3,701)
Total financing (income)	**(4,964)**	(3,818)
Financing costs		
Interest payable on bank loans and overdrafts	**13,407**	11,143
Interest payable under finance leases	**460**	158
Defined benefit pension obligations: interest cost on scheme liabilities	**4,282**	4,150
Financing charge on deferred consideration	**744**	667
Total financing costs	**18,893**	16,118
Financing costs, net	**13,929**	12,300

Notes (continued)

4 Statutory and other information

Group operating profit was arrived at after charging/(crediting) the following amounts:	2006 €'000	2005 €'000
Depreciation of property, plant and equipment		
- owned assets	27,072	23,452
- leased assets	559	480
Amortisation of intangible assets	7,100	4,624
Amortisation of government grants	(354)	(438)
Operating lease rentals		
- plant and machinery	1,526	776
- other	12,849	11,627
Research and development expenditure	5,900	4,783
Auditor's remuneration for audit services	974	855
Auditor's remuneration for non-audit services	1,197	360

5 Directors' emoluments and interests

Directors' emoluments and interests are given in the Report on directors' remuneration on pages 39 to 43 inclusive in this Annual Report.

Notes (continued)

6 Group share of associates and joint venture profit after tax

	Associates		Joint Venture	
	2006	2005	2006	2005
	€'000	€'000	€'000	€'000
Group share of:				
Revenue	203,030	183,395	52,900	46,887
Profit after tax	10,860	8,922	14,793	12,598

7 Employment

The average number of persons employed by the Group during the year was as follows:	2006	2005
Sales and distribution	1,702	1,557
Production	1,504	1,443
Management and administration	588	515
	3,794	3,515

	2006	2005
Aggregate employment costs of the Group are analysed as follows:	€'000	€'000
Wages and salaries	133,252	116,515
Social welfare costs	21,783	18,452
Pension costs		
- defined benefit schemes – statement of recognised income and expense	(4,811)	7,454
- defined benefit schemes – income statement	1,796	2,021
- defined contribution schemes	2,228	946
Share based payment	1,550	867
	155,798	146,255

Notes (continued)

8 Share based payments

The Group grants share options under one share option plan, the "1997 Share Option Scheme". Options granted under the scheme are exercisable only when certain earnings per share growth targets are met over a specified 3 or 5 year period.

The Group's employee share options are equity-settled share-based payments as defined in IFRS 2, *Share-based Payment*. The IFRS requires that a recognised valuation methodology be employed to determine the fair value of share options granted and stipulates that this methodology should be consistent with methodologies used for the pricing of financial instruments. The expense reported in the Group income statement of €1,550,000 *(2005: €867,000)* has been arrived at through applying a recognised binomial valuation model.

The general terms and conditions applicable to the share options granted by IAWS Group, plc under the 1997 share option scheme are addressed in the Report on directors' remuneration on page 39 and in this note.

Impact on income statement

In line with the transitional provisions applicable to a first-time adopter of International Financial Reporting Standards, as contained in IFRS 1 and IFRS 2, the Group has elected to implement the measurement requirements of IFRS 2, in respect of share options that were granted after 7 November 2002 that had not vested as at the effective date of the standard (1 August 2005). As a result of these provisions, the expense disclosed in the Group income statement relates to options granted in November 2003 and subsequent years.

	2006 €'000	2005 €'000
Granted in FY 2004	867	867
Granted in FY 2005	-	-
Granted in FY 2006	683	-
	1,550	867

Details of options granted under the share option scheme	2006 Weighted exercise price €	2006 Number of options	2005 Weighted exercise price €	2005 Number of options
Options outstanding at beginning of year	7.40	4,314,000	7.19	5,299,500
Granted during the year (a)	14.16	2,692,500	-	-
Lapsed during the year	7.96	(136,000)	7.73	(6,000)
Exercised during the year	6.67	(1,283,000)	6.25	(979,500)
Options outstanding at end of year	10.82	5,587,500	7.40	4,314,000
Exercisable at end of year	6.93	1,874,500	5.43	1,334,500

The weighted average share price on the date options were exercised during the year was €12.97.

(a) Pursuant to the share option scheme, employees were granted options over a total of 2,692,500 *(2005: Nil)* of the Company's ordinary shares on 21 April 2006 and 19 October 2005. These grants comprised options over 1,320,000 *(2005: Nil)* shares and 1,372,500 *(2005: Nil)* shares which may be exercised after the expiration of three and five years respectively from the dates of grant of those options subject to specified EPS growth targets being achieved. All options granted have a life of ten years.

Notes (continued)

8 Share based payments (continued)

Analysis of closing balance – outstanding at the end of the year

	Exercise price	Number of options 2006	Actual remaining life (years) 2006	Number of options 2005	Actual remaining life (years) 2005
Options by exercise price	€1.60	-	-	15,000	0.38
	€2.92	70,000	0.75	110,000	1.75
	€3.20	85,000	1.26	120,000	2.26
	€2.10	106,500	2.18	164,000	3.18
	€4.70	5,000	3.24	15,500	4.24
	€6.70	440,000	3.72	905,000	4.72
	€7.50	277,000	4.25	747,000	5.25
	€7.60	-	4.64	230,000	5.64
	€7.40	100,000	4.66	100,000	5.66
	€7.95	627,000	5.25	685,000	6.25
	€9.20	164,000	5.71	180,000	6.71
	€9.15	1,020,500	7.26	1,042,500	8.26
	€11.65	195,000	9.22	-	-
	€14.36	2,497,500	9.72	-	-
Total outstanding as at 31 July		5,587,500		4,314,000	

Analysis of closing balance – exercisable at end of year

	Exercise price	Number of options 2006	Actual remaining life (years) 2006	Number of options 2005	Actual remaining life (years) 2005
Options by exercise price	€1.60	-	-	15,000	-
	€2.92	70,000	0.75	110,000	1.75
	€3.20	85,000	1.26	120,000	2.26
	€2.10	106,500	2.18	164,000	3.18
	€4.70	5,000	3.24	15,500	4.24
	€6.70	440,000	3.72	905,000	4.72
	€7.50	277,000	4.25	-	5.25
	€7.60	-	4.64	-	5.64
	€7.40	100,000	4.66	-	5.66
	€7.95	627,000	5.25	5,000	6.25
	€9.20	164,000	5.71	-	-
Total exercisable as at 31 July		1,874,500		1,334,500	

The weighted average fair values assigned to options granted under the share option scheme, which were computed in accordance with a binomial valuation methodology, were as follows:

	3 year €	5 year €
Granted in FY 2004	2.49	-
Granted in FY 2005	-	-
Granted in FY 2006	2.66	3.69

Notes (continued)

8 Share based payments (continued)

The fair values of options granted under the share option scheme were determined using the following assumptions:

	FY 2006		FY 2005		FY 2004	
	3 Year	5 Year	3 Year	5 Year	3 Year	5 Year
Weighted average exercise price (€)	13.96	14.36	-	-	9.15	-
Risk-free interest rate (%)	3.58	3.82	-	-	2.00	-
Expected dividend payments over the expected life (%)	1.00	1.00	-	-	1.00	-
Expected volatility (%)	17.44	20.80	-	-	27.00	-
Expected life in years	5	7	-	-	7	-

The expected volatility was determined using the IAWS Group, plc month-end share prices in respect of the three year period preceding the grant of the share options. Share options are granted at market value at the date of grant. The expected life of the options is the average period from the date of grant to the date of exercise.

Other than the assumptions listed above, no other features of option grants were factored into the determination of fair value.

There were no modifications effected to the share option scheme during the course of 2006 and 2005.

9 Income tax

	2006 €'000	2005 €'000
Current tax:		
Republic of Ireland:		
Corporation tax on profits for the year at 12.5% *(2005: 12.5%)*	5,848	8,200
Less: manufacturing relief	(617)	(562)
Adjustments in respect of prior years	112	140
Double taxation relief	(149)	(855)
	5,194	6,923
Overseas:		
Current tax on profit for the year	9,683	8,148
Adjustments in respect of prior years	(381)	(585)
	9,302	7,563
Total current tax charge	14,496	14,486
Deferred tax:		
Origination and reversal of timing differences	4,368	1,801
Adjustments in respect of prior years	(207)	848
Total deferred tax charge	4,161	2,649
Income tax expense	18,657	17,135

Notes (continued)

9 Income tax (continued)

Reconciliation of average effective tax rate to applicable tax rate	2006 €'000	2005 €'000
Profit before tax	117,786	111,771
Less share of profit of associates and joint venture	(25,653)	(21,520)
	92,133	90,251
Taxation based on Irish corporate rate of 12.5%	11,517	11,281
Expenses not deductible for tax purposes	1,502	911
Higher rates of tax on other income	1,146	848
Higher rates of tax on overseas earnings	5,692	3,895
Adjustments to prior years	(476)	403
Manufacturing relief	(617)	(562)
Utilisation of losses forward	(255)	(449)
Other items	148	808
	18,657	17,135

Movement on deferred tax asset/(liability) recognised directly in equity

Relating to Group employee benefit schemes	(469)	1,063
Derivative financial instruments	(40)	-
	(509)	1,063

10 Dividends

Dividends paid	2006 €'000	2005 €'000
2006 interim dividend of 6.710 cent per ordinary share, paid on 21 April 2006	8,441	-
2005 interim dividend of 5.835 cent per ordinary share, paid on 22 April 2005	-	7,308
2005 final dividend of 6.052 cent per ordinary share, paid on 3 February 2006	7,595	-
2004 final dividend of 5.442 cent per ordinary share, paid on 31 January 2005	-	6,744
Total dividends paid to equity shareholders	16,036	14,052

Proposed dividends

It is proposed that a final dividend of 6.780 cent *(2005: 6.052 cent)* per ordinary share will be paid to ordinary shareholders after the balance sheet date. These proposed dividends have not been provided for in the Group balance sheet. The final dividend is subject to approval by the Group's shareholders at the Annual General Meeting.

Notes (continued)

11 Earnings per share

Basic earnings per share

The calculation of basic earnings per share for the year ended 31 July 2006 was based on the profit for the financial year attributable to ordinary shareholders of €98,798,000 *(2005: €94,360,000)* and the weighted average number of ordinary shares outstanding during the year of 125,568,177 *(2005: 124,380,841)* calculated as follows:

	2006	2005
	€'000	€'000
Profit for financial year attributable to equity shareholders	98,798	94,360
Weighted average number of ordinary shares		
	'000	'000
Issued ordinary shares at 1 August	124,905	123,925
Effect of shares issued during the year	663	456
Weighted average number of ordinary shares for the year	125,568	124,381
Basic earnings per share	78.68 cent	75.86 cent

Diluted earnings per share

The calculation of diluted earnings per share at 31 July 2006 was based on profit for the financial year attributable to ordinary shareholders of €98,798,000 *(2005: €94,360,000)* and the weighted average number of ordinary shares outstanding during the year ended 31 July 2006 of 127,037,055 *(2005: 126,026,106)* calculated as follows:

	2006	2005
	€'000	€'000
Profit for financial year attributable to equity shareholders	98,798	94,360
Weighted average number of ordinary shares (diluted)		
	'000	'000
Weighted average number of ordinary shares used in basic calculation	125,568	124,381
Effect of share options with a dilutive effect	1,469	1,645
Weighted average number of ordinary shares (diluted) for the year	127,037	126,026
Diluted earnings per share	77.77 cent	74.87 cent

Notes (continued)

11 Earnings per share (continued)

Adjusted basic earnings per share	2006 '000	2005 '000
Weighted average number of ordinary shares (basic) at 31 July	125,568	124,381

	2006 €'000	2006 Per share € cent	2005 €'000	2005 Per share € cent
Profit for the financial year	98,798	78.68	94,360	75.86
Adjustments:				
Amortisation of intangible assets	7,100	5.65	4,624	3.72
Amortisation of related deferred tax liability	(1,749)	(1.39)	(1,117)	(0.90)
Exceptional items, net of tax	(490)	(0.39)	(7,264)	(5.84)
Adjusted basic earnings per share	103,659	82.55	90,603	72.84

Adjusted fully diluted earnings per share	2006 '000	2005 '000
Weighted average number of ordinary shares (diluted) at 31 July	127,037	126,026

	2006 €'000	2006 Per share € cent	2005 €'000	2005 Per share € cent
Profit for the financial year	98,798	77.77	94,360	74.87
Adjustments:				
Amortisation of intangible assets	7,100	5.59	4,624	3.67
Amortisation of related deferred tax liability	(1,749)	(1.38)	(1,117)	(0.89)
Exceptional items, net of tax	(490)	(0.38)	(7,264)	(5.76)
Adjusted fully diluted earnings per share	103,659	81.60	90,603	71.89

Notes (continued)

12 Property, plant and equipment

31 July 2006	Land and buildings €'000	Plant and machinery €'000	Motor vehicles €'000	Total €'000
Cost				
At 1 August 2005	180,718	261,653	5,046	447,417
Additions	1,261	51,924	407	53,592
Arising on acquisition	622	12	-	634
Disposals	(4,506)	(9,022)	(2,040)	(15,568)
Translation adjustments	(21)	(2,525)	11	(2,535)
At 31 July 2006	**178,074**	**302,042**	**3,424**	**483,540**
Accumulated depreciation				
At 1 August 2005	27,617	128,436	3,786	159,839
Depreciation charge for year	4,203	22,889	539	27,631
Disposals	(1,931)	(8,364)	(1,829)	(12,124)
Translation adjustments	(55)	(151)	12	(194)
At 31 July 2006	**29,834**	**142,810**	**2,508**	**175,152**
Net book amounts				
At 31 July 2006	**148,240**	**159,232**	**916**	**308,388**
At 31 July 2005	153,101	133,217	1,260	287,578

31 July 2005	Land and buildings €'000	Plant and machinery €'000	Motor vehicles €'000	Total €'000
Cost				
At 1 August 2004	152,031	239,232	9,025	400,288
Additions	25,090	45,865	500	71,455
Arising on acquisition	8,592	811	-	9,403
Disposals	(3,166)	(20,813)	(4,326)	(28,305)
Translation adjustments	(1,829)	(3,442)	(153)	(5,424)
At 31 July 2005	**180,718**	**261,653**	**5,046**	**447,417**
Accumulated depreciation				
At 1 August 2004	25,315	125,051	7,152	157,518
Depreciation charge for year	3,540	19,493	899	23,932
Disposals	(1,014)	(14,276)	(4,140)	(19,430)
Translation adjustments	(224)	(1,832)	(125)	(2,181)
At 31 July 2005	**27,617**	**128,436**	**3,786**	**159,839**
Net book amounts				
At 31 July 2005	**153,101**	**133,217**	**1,260**	**287,578**
At 31 July 2004	126,716	114,181	1,873	242,770

Notes (continued)

12 Property, plant and equipment (continued)

Assets held under finance leases

The net book value in respect of assets held under finance leases and accordingly capitalised in property, plant and equipment is as follows:

	Land and buildings €'000	Plant and machinery €'000	Motor vehicles €'000	Total €'000
At 31 July 2006	5,001	141	-	5,142
At 31 July 2005	25,300	354	-	25,654

During the year, the Group discharged €19,956,000 of obligations under finance leases relating to land and buildings purchased in 2005.

Future purchase commitments at 31 July 2006 for property, plant and equipment	2006 €'000	2005 €'000
Contracted but not provided for in the financial statements	3,420	30,639
Authorised by the directors but not contracted for	3,200	9,347
Total	6,620	39,986

Subsequent to the year-end the directors authorised a capital expenditure project at Grangecastle in Dublin, which is expected to result in approximately €180m of spend over a three year period.

13 Goodwill and intangible assets

		Intangible assets			
31 July 2006	Goodwill €'000	Customer related €'000	Brand €'000	Computer related €'000	Total €' 000
Cost					
At 1 August 2005	264,526	26,585	47,447	13,536	352,094
Arising on acquisition	1,862	-	-	-	1,862
Additions	-	-	782	4,694	5,476
Disposals	-	-	-	(48)	(48)
Revision to deferred consideration	124	-	-	-	124
Translation adjustments	(2,306)	-	-	(32)	(2,338)
At 31 July 2006	**264,206**	**26,585**	**48,229**	**18,150**	**357,170**
Accumulated amortisation					
At 1 August 2005	5,513	1,414	2,623	6,516	16,066
Amortisation	-	2,215	3,136	1,749	7,100
Disposals	-	-	-	(29)	(29)
Translation adjustments	(42)	-	-	51	9
At 31 July 2006	**5,471**	**3,629**	**5,759**	**8,287**	**23,146**
Net book amounts					
At 31 July 2006	**258,735**	**22,956**	**42,470**	**9,863**	**334,024**
At 31 July 2005	259,013	25,171	44,824	7,020	336,028

Notes (continued)

13 Goodwill and intangible assets (continued)

31 July 2005	Goodwill	Intangible assets: Customer related	Intangible assets: Brand	Intangible assets: Computer related	Total
	€'000	€'000	€'000	€'000	€'000
Cost					
At 1 August 2004	184,015	-	5,710	9,723	199,448
Arising on acquisition	87,931	26,585	41,737	-	156,253
Additions	-	-	-	3,841	3,841
Revision to deferred consideration	(5,216)	-	-	-	(5,216)
Translation adjustments	(2,204)	-	-	(28)	(2,232)
At 31 July 2005	**264,526**	**26,585**	**47,447**	**13,536**	**352,094**
Accumulated amortisation					
At 1 August 2004	5,623	-	571	5,358	11,552
Amortisation	-	1,414	2,052	1,158	4,624
Translation adjustments	(110)	-	-	-	(110)
At 31 July 2005	**5,513**	**1,414**	**2,623**	**6,516**	**16,066**
Net book amounts					
At 31 July 2005	**259,013**	**25,171**	**44,824**	**7,020**	**336,028**
At 31 July 2004	178,392	-	5,139	4,365	187,896

The useful lives of all intangible assets are finite and range from 5 to 20 years dependent on the nature of the asset.

Impairment testing of goodwill

No impairment losses have been recognised by the Group in respect of goodwill in either financial year or as at the transition date to IFRS (1 August 2004).

The recoverable amounts of cash generating units are based on value in use calculations. Those calculations use cash flow projections based on expected future operating results and cash flows. The cash flow projections are based on current operating results of the individual cash generating units and a conservative assumption regarding future organic growth. For the purposes of the calculation of value in use, the cash flows are projected over a 5 year period with additional cash flows in subsequent years calculated using a terminal value methodology, unless a shorter period is appropriate to the circumstances of a particular cash generating unit. The cash flows are discounted using appropriate risk adjusted discount rates averaging 3.9% *(2005: 3.8%)*, reflecting the risk associated with the individual future cash flows and the risk free rate. Included in investment in associates and joint venture is goodwill with a carrying amount of €44,657,000 *(2005: €20,539,000)*. This goodwill is subject to annual impairment testing on a similar basis to the goodwill arising in the Group's subsidiaries. Any adverse change in the expected future operational results and cash flows may result in the value in use being less that the carrying value of a business unit and would require that the carrying value of the business unit be impaired and stated at the greater of the value in use or the recoverable amount of the business unit.

Key assumptions include management's estimates of future profitability, replacement capital expenditure requirements, trade working capital investment needs and tax considerations. The term of the discounted cashflow model is a significant factor in determining the fair value of the cash-generating units. The term has been arrived at taking account of the Group's strong financial position, its established history of earnings growth and cash flow generation and its proven ability to pursue and integrate value enhancing acquisitions.

Notes (continued)

13 Goodwill and intangible assets (continued)

The carrying amount of goodwill is made up primarily of goodwill attributed to cash generating units within the Food Europe and Food North America businesses. Goodwill of €89.8 million has been allocated to Groupe Hubert, a cash generating unit within the Food Europe business and goodwill of €58 million has been allocated to La Brea Bakeries, a cash generating unit within the Food North America business.

14 Investments in associates and joint venture

31 July 2006	Associates		Joint venture		
	Share of net assets €'000	Goodwill €'000	Share of net assets €'000	Goodwill €'000	Total €'000
At 1 August 2005	36,052	14,282	59,496	6,257	116,087
Investments	10,513	24,548	-	-	35,061
Share of profits after tax	10,860	-	14,793	-	25,653
Dividends received	(2,451)	-	(16,667)	-	(19,118)
Gains/(losses) recognised directly through equity	524	-	(21)	-	503
Translation adjustments	(58)	(626)	1,523	196	1,035
At 31 July 2006	**55,440**	**38,204**	**59,124**	**6,453**	**159,221**
31 July 2005					
At 1 August 2004	34,267	13,024	57,177	5,833	110,301
Investments	-	1,419	942	-	2,361
Share of profits after tax	8,922	-	12,598	-	21,520
Losses recognised directly through equity	(2,721)	-	-	-	(2,721)
Dividends received	(4,461)	-	(16,162)	-	(20,623)
Translation adjustments	45	(161)	4,941	424	5,249
At 31 July 2005	**36,052**	**14,282**	**59,496**	**6,257**	**116,087**

The amounts included in these financial statements in respect of the income and expenses of associates and joint venture are taken from their latest financial statements prepared up to their respective year ends together with management accounts for the intervening periods to the Group's year end. Hiestand Holding AG, included within associates, and the joint venture, Cillryan's Bakery Limited, have year ends of 31 December.

The share price of Hiestand Holding AG which is accounted for using the equity method of accounting was €833 per share at 31 July 2006.

Notes (continued)

14 Investments in associates and joint venture (continued)

The investment in associates and joint venture (including goodwill) is analysed as follows:

31 July 2006	Associates €'000	Joint venture €'000	Total €'000
Non-current assets	46,555	48,471	95,026
Current assets	53,736	19,564	73,300
Non-current liabilities	(23,957)	(4,701)	(28,658)
Current liabilities	(20,894)	(4,210)	(25,104)
Net assets	55,440	59,124	114,564
Goodwill	38,204	6,453	44,657
	93,644	65,577	159,221

31 July 2005	Associates €'000	Joint venture €'000	Total €'000
Non-current assets	34,279	49,706	83,985
Current assets	45,088	17,045	62,133
Non-current liabilities	(32,208)	(2,913)	(35,121)
Current liabilities	(11,107)	(4,342)	(15,449)
Net assets	36,052	59,496	95,548
Goodwill	14,282	6,257	20,539
	50,334	65,753	116,087

15 Other investments

	2006 €'000	2005 €'000
Balance at 1 August	242	245
Disposal	(40)	-
Translation adjustment	1	(3)
Balance at 31 July	203	242

16 Inventory

	2006 €'000	2005 €'000
Raw materials	12,035	13,994
Finished goods	73,020	69,629
Consumable stores	3,484	4,676
Total inventory at the lower of cost and net realisable value	88,539	88,299

Notes (continued)

17 Trade and other receivables	2006 €'000	2005 €'000
Trade receivables	160,767	135,220
Trade receivables due from associates	1,149	229
Value added tax	5,451	5,469
Other receivables	38,811	32,596
	206,178	173,514

A total expense of €556,000 *(2005: €504,000)* was recognised in the income statement arising from impairment on trade receivables.

18 Trade and other payables	2006 €'000	2005 €'000
Non-current		
Other payables	345	450
Current		
Trade payables	159,280	139,924
Trade payables due to associates and joint venture	975	860
Accruals and other payables	133,073	125,913
Income tax and social welfare	3,090	3,788
Value added tax	3,152	2,980
	299,570	273,465

Non-current payables are due entirely with five years.

19 Provisions	2006 €'000	2005 €'000
Non-current		
Deferred consideration and acquisition costs	30,360	31,950
Current		
Deferred consideration and acquisition costs	2,660	4,665

Provisions comprise the net present value of the amounts expected to be payable in respect of deferred consideration. The decrease during the year in this liability includes the impact of revisions to previous estimates in respect of previous transactions, payments, currency movements and the discounting charge. Deferred consideration amounts are due entirely within five years. Total payments of deferred consideration during the year amounted to €3,988,000 *(2005: €6,788,000)*.

Notes (continued)

20 Cash and cash equivalents

In accordance with IAS 7, *Cash Flow Statements*, cash and cash equivalents comprise cash balances held for the purposes of meeting short-term cash commitments and investments which are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Where investments are categorised as cash equivalents, the related balances have a maturity of three months or less from the date of acquisition. Bank overdrafts are included within current interest bearing borrowings in the Group balance sheet.

	2006 €'000	2005 €'000
Cash at bank and in hand	**74,556**	46,800
Investments (short-term deposits)	**-**	887
Included in the Group balance sheet	**74,556**	47,687
Bank overdrafts	**(4,758)**	(4,268)
Included in the Group cash flow statement	**69,798**	43,419

Cash at bank and in hand earns interest at floating rates based on daily deposit bank rates. Short-term deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

21 Interest-bearing loans and borrowings

The Group policy is to fix a substantial proportion of the Group's medium to long term exposure to foreign currencies. To achieve this objective, the Group enters into interest rate swaps with a view to changing interest receivable or payable on the Group's underlying cash and borrowings from variable to fixed rates. The Group policy is to maintain between 40% and 70% of overall Group average annual borrowings at fixed rates of interest, through the use of interest rate swaps.

Interest bearing loans and borrowings were as follows at 31 July:	2006 €'000	2005 €'000
Bank loans and overdrafts	**288,131**	244,153
Finance leases	**2,950**	23,403
Interest-bearing loans and borrowings	**291,081**	267,556
Included in current liabilities in the Group balance sheet		
Loans repayable within one year	**-**	5,659
Bank overdrafts	**4,758**	4,268
Finance leases	**378**	20,074
Current interest-bearing loans and borrowings	**5,136**	30,001
Non-current interest-bearing loans and borrowings	**285,945**	237,555

There is no significant difference between the book values and fair values of interest bearing loans and borrowings.

Guarantees

All Group borrowings are secured by guarantees from IAWS Group, plc and cross guarantees from various companies within the Group. The Group treats these guarantees as insurance contracts and accounts for them as such.

Notes (continued)

21 Interest-bearing loans and borrowings (continued)

	2006 €'000	2005 €'000
Repayment schedule – loans and overdrafts		
Within one year	**4,758**	9,927
Between one and two years	**842**	510
Between two and three years	**-**	-
Between three and four years	**-**	-
Between four and five years	**282,531**	233,716
After five years	**-**	-
Loans and overdrafts	**288,131**	244,153
Repayment schedule – finance leases		
Within one year	**378**	20,074
Between one and two years	**376**	417
Between two and three years	**398**	446
Between three and four years	**421**	468
Between four and five years	**445**	500
After five years	**932**	1,498
Finance leases	**2,950**	23,403

Borrowing facilities

Various borrowing facilities are available to the Group. The undrawn committed facilities available as at 31 July 2006 and 31 July 2005, in respect of which all conditions precedent had been met, expire as follows:

	2006 €'000	2005 €'000
Within one year	**-**	-
Between one and two years	**-**	-
Between two and five years	**152,469**	141,284
After five years	**-**	-
	152,469	141,284

Notes (continued)

21 Interest-bearing loans and borrowings (continued)

Currency profile of interest bearing loans and borrowings

All of the Group's interest bearing loans are borrowed by a Group company which is based in Ireland and whose functional currency is euro. The carrying amounts of the Group's total interest bearing loans and borrowings are denominated in the following currencies:

	2006 €'000	2005 €'000
Euro	**87,305**	55,866
Sterling	**25,068**	54,826
US dollar	**94,697**	92,846
CAD dollar	**24,396**	39,384
Swiss franc	**59,615**	24,634
	291,081	267,556

All debt bears floating rate interest per the original contract. Certain floating rate debt has been hedged into fixed rate debt through the use of interest rate swaps as identified below:

	Floating rate debt €'000	Impact of derivative financial instruments €'000	Fixed rate debt €'000
Hedged interest bearing liabilities denominated in:			
Euro	50,000	(688)	49,312
Sterling	24,927	(4)	24,923
US dollar	33,095	(742)	32,353
CAD dollar	13,889	(98)	13,791
	121,911	(1,532)	120,379
Unhedged interest bearing liabilities			
Bank overdrafts	4,758		
Finance leases	2,950		
Interest bearing loans	161,462		
Interest bearing liabilities	**291,081**		

Notes (continued)

22 Derivative and other financial instruments

As set out above, in accordance with the first time adoption exemptions in IFRS 1, *First-time Adoption of International Financial Reporting Standards*, the Group did not apply IAS 32, *Financial Instruments: Presentation and Disclosure* nor IAS 39, *Financial Instruments: Recognition and Measurement* to the 2005 comparatives. These standards have been applied from 1 August 2005. The impact of adoption of these standards on 1 August 2005 is reflected in the Statement of recognised income and expense. The first part of this note sets out the disclosures in accordance with IAS 32 and IAS 39 for the financial year ended 31 July 2006. The later part of the note sets out the disclosures required in accordance with Irish GAAP for the financial year ended 31 July 2005.

(a) Disclosures in accordance with IAS 32 and IAS 39 for 2006

Risk exposures

The Group's multinational operations expose it to different financial risks that include foreign exchange rate risks, credit risks, liquidity risks, commodity price risks and interest rate risks. The Group has a risk management programme in place which seeks to limit the impact of these risks on the financial performance of the Group. The Board has determined the policies for managing these risks. It is the policy of the Board to manage these risks in a non-speculative manner.

Foreign exchange risk
In addition to the Group's operations carried out in euro-zone economies, it also has significant operations in the UK and North America. As a result the Group balance sheet is exposed to currency fluctuations including, in particular, Sterling and US Dollar movements. The Group manages its balance sheet having regard to the currency exposures arising from its assets being denominated in a wide range of currencies. To this end, where foreign currency assets are funded by borrowing, such borrowing is generally sourced in the currency of the related assets. The Group also hedges a portion of its currency exposure through the use of currency swaps. Transactional exposures arise from sales or purchases by an operating unit in currencies other than the unit's functional currency. The Group requires all its operating units to use forward currency contracts to eliminate the currency exposures on certain foreign currency purchases. The forward currency contracts must be in the same currency as the hedged item.

Credit risk
The Group has detailed procedures for monitoring and managing the credit risk related to its trade receivables.

Liquidity risk
The Group's objective is to maintain a balance between flexibility and continuity of funding. The Group's policy is that not more than 40% of bank borrowings should mature in any twelve month period. 98% of the Group's total borrowings at the year end will mature between two and five years.

Short-term flexibility is achieved through the availability of overdraft facilities totalling €73 million. The Group has a syndicated loan facility totalling €500 million.

Commodity price risk
The Group trades in certain commodities for its own use and uses derivative contracts to protect itself from movements in price other than exchange differences.

Interest rate risk
All debt bears floating rate interest per the original contract. The Group's policy is to maintain between 40% and 70% of overall Group average annual borrowings at fixed rates of interest via interest rate swaps.

Notes (continued)

22 Derivative and other financial instruments (continued)

(a) Disclosures in accordance with IAS 32 and IAS 39 for 2006 (continued)

Accounting for derivatives and hedging activities

The fair value of derivative financial assets and liabilities at the balance sheet date is set out in the following table:

	Assets €'000	Liabilities €'000
Cash flow hedges		
Currency forward contracts	-	647
Interest rate swaps	1,532	-
Not designated as hedges	-	100
	1,532	747

Cash flow hedges

Cash flow hedges are those of highly probable forecasted future income or expenses. In order to qualify for hedge accounting, the Group is required to document the relationship between the item being hedged and the hedging instrument and demonstrate, at inception, that the hedge relationship will be highly effective on an ongoing basis. The hedge relationship must be tested for effectiveness on subsequent reporting dates.

Not designated as hedges

The Group is happy to maintain its continuing association and involvement with the Co-Founder of Cuisine de France, Ronan McNamee. Since the acquisition of Cuisine de France, Mr. McNamee has been of considerable assistance to the Group in relation to a number of key projects, including the Group's major expansion into the North American market. During the current financial year, Ronan McNamee has agreed to assist the Group in maximizing the value of its existing facilities and lands at Tallaght, and for this purpose the Group has entered into an option agreement with Mr. McNamee under which he has been granted the option to take ownership of a Group subsidiary which currently owns the facilities and land. The option cannot be exercised before the year ending 31 July 2009. If the option is exercised, the amount paid to acquire the subsidiary will equate to €48 million plus 50% of the increase in the market value of the land at the date of exercise. As at 31 July 2006, the fair value of the option is not significantly different from its carrying amount.

Effective interest rates and contractual repricing analysis

In respect of interest bearing liabilities, the following table sets out the effective interest rates at 31 July 2006:

	Carrying amount €'000	Effective interest rate %
Interest bearing borrowings	283,373	3.85
Bank overdrafts	4,758	4.07
Finance lease liabilities	2,950	5.20
	291,081	3.87

There are no significant differences between the book values and fair values of other financial assets or liabilities.

Notes (continued)

22 Derivative and other financial instruments (continued)

(b) Disclosures in accordance with Irish GAAP for 2005

Interest rate profile of financial liabilities

The interest rate profile of the Group as at 31 July 2005 was as follows:

	Euro amount '000	Foreign currency amount '000	Fixed rate financial liability '000	Floating rate financial liability '000	Weighted average fixed interest rate %	Weighted average period of fixed interest (years)
Currency						
Euro	55,866	55,866	54,983	883	3.37	2.5
Sterling	54,826	37,804	22,789	15,015	5.24	1.0
US dollar	92,846	112,343	50,045	62,298	3.32	1.2
CAD dollar	39,384	58,486	20,000	38,486	3.92	2.0
Swiss franc	24,634	38,435	-	38,435	-	-

All of the Group's interest bearing loans are borrowed by a Group company which is based in Ireland and whose functional currency is the euro.

The floating rate financial liabilities comprise bank borrowings bearing interest at rates fixed in advance for periods ranging from overnight to one year by reference to the relevant Euribor and Libor rates.

During the year, fixed rate borrowings as a proportion of total borrowings remained within the Group policy limits.

Interest rate profile of financial assets

The interest rate profile of financial assets of the Group as at 31 July 2005 was as follows:

	Euro amount '000	Fixed rate financial assets (foreign currency amount) '000	Floating rate financial assets (foreign currency amount) '000
Currency			
Euro	25,029	887	24,142
Sterling	13,376	-	9,223
US dollar	9,199	-	11,131
Swiss franc	81	-	127
CAD dollar	2	-	3

Fixed and floating rate financial assets are predominantly comprised of cash deposits and other interest earning credit balances. The weighted average fixed rate on cash deposits was 2.48% at the year-end.

Notes (continued)

22 Derivative and other financial instruments (continued)

(b) Disclosures in accordance with Irish GAAP for 2005 (continued)

Maturity profile financial assets and liabilities

Set out below are the book values of the Group's financial assets and liabilities and the maturity profile of these as at 31 July 2005.

	Book value 2005 €'000
Primary financial instruments	
Borrowings repayable within one year	9,927
Borrowings repayable between one and two years	510
Borrowings repayable between two and five years	233,716
Finance leases repayable within one year	20,074
Finance leases repayable between one and two years	417
Finance leases repayable between two and five years	2,912
	267,556
Cash and short-term deposits	47,687

Hedging activities

The Group enters into forward foreign exchange contracts to manage the currency exposures that arise on purchases and sales denominated in non-base currencies. The Group also uses interest rate swaps to manage its interest rate profile. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures. The mark to market value of year-end forward contracts results in unrecognised profits of €230,000. These profits will be recognised in 2006 when the contracts mature. The mark to market value of year end interest rate swaps results in an unrecognised profit of €481,000.

There are no significant differences between the book values and fair values of other financial assets or liabilities.

Notes (continued)

23 Government grants

	2006 €'000	2005 €'000
At 1 August	3,359	4,429
Received	-	28
Eliminated on disposal	-	(656)
Translation adjustment	1	(4)
	3,360	3,797
Released to Group income statement	(354)	(438)
At 31 July	3,006	3,359

24 Deferred tax

The deductible and taxable temporary differences at the balance sheet date in respect of which deferred tax has been recognised are analysed as follows:

	2006 €'000	2005 €'000
Deferred tax assets (deductible temporary differences)		
Pension related	1,844	4,868
Financing related	678	1,140
Property, plant and equipment	569	787
Employee compensation	2,815	2,731
Other deductible temporary differences	2,568	5,503
Total	8,474	15,029
Deferred tax liabilities (taxable temporary differences)		
Property, plant and equipment	27,319	28,251
Intangible assets	22,362	23,451
Financing related	128	83
Other	93	-
Total	49,902	51,785

Notes (continued)

24 Deferred tax (continued)

Movement in temporary differences, during the year, were as follows:

2006	Property, plant & equipment €'000	Intangible assets €'000	Employee compensation €'000	Pension related €'000	Financing related €'000	Other €'000	Total €'000
At 1 August	(27,464)	(23,451)	2,731	4,868	1,057	5,503	(36,756)
Recognised in Group income statement	646	1,042	90	(2,545)	(377)	(3,017)	(4,161)
Recognised in Group statement of recognised income and expense	-	-	-	(469)	(129)	-	(598)
Foreign exchange and other	68	47	(6)	(10)	(1)	(11)	87
At 31 July	(26,750)	(22,362)	2,815	1,844	550	2,475	(41,428)

2005	Property, plant & equipment €'000	Intangible assets €'000	Employee compensation €'000	Pension related €'000	Financing related €'000	Other €'000	Total €'000
At 1 August	(5,651)	-	2,093	-	1,845	(9,955)	(11,668)
Recognised in Group income statement	(21,427)	462	668	3,805	(809)	14,652	(2,649)
Arising on acquisition	(322)	(23,913)	-	-	-	824	(23,411)
Recognised in Group statement of recognised income and expense	-	-	-	1,063	-	-	1,063
Foreign exchange and other	(64)	-	(30)	-	21	(18)	(91)
At 31 July	(27,464)	(23,451)	2,731	4,868	1,057	5,503	(36,756)

Notes (continued)

25 Retirement benefit obligations

The Group operates a number of pension schemes, comprising both defined benefit schemes (including the multi-employer scheme below) and defined contribution schemes, with assets held in separate trustee administered funds.

Historically the main IAWS Group, plc defined benefit pension scheme was a multi-employer scheme providing benefits for certain employees of IAWS Group, plc and a number of its subsidiaries (together "the Group") and also for certain employees of the original holding entity, Irish Agricultural Wholesale Society Limited ("Society"). The main IAWS Group, plc defined benefit pension scheme, which was closed to new members on 5 September 2002, was wound up on 7 September 2005. This ensured an effective separation of Group assets and liabilities from Society assets and liabilities.

The IAWS Group, plc (UK) defined benefit scheme was closed to new members in 1998. The annual service cost in relation to this scheme and the main IAWS Group, plc defined benefit scheme, which was closed to new members on 5 September 2002, is expected to increase as the current members approach retirement.

Under IAS 19, *Employee Benefits* the total deficit in the Group's defined benefit schemes, including the main scheme, at 31 July 2006 was €6,566,000 *(2005: €34,543,000)*. During the year, the Board approved the funding of the Group pension scheme deficit. Accordingly, the Group made a special contribution of €23.5 million.

The pension cost expensed in the income statement for the year in respect of the Group's defined benefit schemes was €1,796,000 *(2005: €2,021,000)* and €2,228,000 *(2005: €946,000)* in respect of the Group's defined contribution schemes.

Employee benefits included in the Group balance sheet comprises the following:	2006 €'000	2005 €'000
Deficit in defined benefit schemes	6,566	34,543
Other (a)	2,310	2,309
Total	8,876	36,852

(a) In 1989, a provision was made to meet pension fund deficiencies in subsidiaries acquired, mostly relating to unfunded pensions. The residual actuarial deficit of €2.3 million is being spread over the remaining lifetime of the pensioners.

Notes (continued)

25 Retirement benefit obligations (continued)

The valuations of the defined benefit schemes used for the purposes of the following disclosures are those of the most recent actuarial valuations carried out from 1 January 2001 to 6 April 2004 and updated to 31 July 2006 by an independent, qualified actuary. The valuations have been performed using the projected unit method.

The main assumptions used by the actuary were as follows:	2006	2005
Rate of increase in salaries	**4.01%**	4.01%
Rate of increases in pensions in payment and deferred benefits	**2.06%**	2.06%
Discount rate in scheme liabilities	**5.00%**	4.45%
Inflation rate	**2.06%**	2.06%

Assumptions regarding future mortality experience are set based on advice from published statistics and experience in both geographic regions. The average life expectancy in years of a pensioner retiring at age 65 is as follows:

	2006	2005
Male	**20.2**	20.2
Female	**23.2**	23.2

The expected long term rate of return on the assets of the schemes were:	2006	2005
Equities	**7.30%**	6.72%
Bonds	**3.90%**	3.29%
Property	**6.70%**	4.75%
Other	**3.00%**	3.00%

Net pension liability	2006 €'000	2005 €'000
Market value of scheme assets:		
Equities	**60,811**	47,891
Bonds	**19,039**	15,282
Property	**5,345**	4,019
Other	**4,132**	686
Total market value of assets	**89,327**	67,878
Present value of scheme liabilities	**(95,893)**	(102,421)
Deficit in the schemes	**(6,566)**	(34,543)
Related deferred tax asset	**1,537**	4,868
Net pension liability	**(5,029)**	(29,675)

Notes (continued)

25 Retirement benefit obligations (continued)

Movement in the fair value of scheme assets	2006 €'000	2005 €'000
Fair value of assets at 1 August	67,878	57,134
Expected return on schemes' assets	4,577	3,701
Employer contributions	1,466	3,774
Special employer contribution	23,496	-
Employee contributions	516	317
Transfers	(5,087)	-
Benefit payments	(2,214)	(2,791)
Experience adjustment on scheme assets	(1,305)	6,246
Impact of acquisitions	-	(503)
Fair value of assets at 31 July	89,327	67,878

Movement in the present value of scheme obligations	2006 €'000	2005 €'000
Value of scheme obligations at 1 August	(102,421)	(85,473)
Current service cost	(2,091)	(1,545)
Past service cost	-	(27)
Interest on scheme obligations	(4,282)	(4,150)
Employee contributions	(516)	(317)
Transfers	5,087	-
Benefit payments	2,214	2,791
Experience adjustment on scheme liabilities	(1,066)	(2,052)
Effect of changes in actuarial assumptions	7,182	(11,648)
Value of scheme obligations at 31 July	(95,893)	(102,421)

Movement in net liability recognised in the balance sheet	2006 €'000	2005 €'000
Net liability in schemes at 1 August	(34,543)	(28,339)
Current service cost	(2,091)	(1,545)
Past service cost	-	(27)
Contributions	24,962	3,774
Other finance income	295	(449)
Actuarial gain / (loss)	4,811	(7,454)
Impact of acquisitions	-	(503)
Net liability in schemes at 31 July	(6,566)	(34,543)

Notes (continued)

25 Retirement benefit obligations (continued)

Analysis of defined benefit expense recognised in the Group income statement	2006 €'000	2005 €'000
Current service cost	2,091	1,545
Past service cost		27
Total recognised in operating profit	2,091	1,572
Expected return on scheme assets	(4,577)	(3,701)
Interest cost on scheme liabilities	4,282	4,150
Included in financing costs	(295)	449
Net charge to Group income statement	1,796	2,021
Actual return on pension scheme assets	3,272	9,947

Defined benefit pension expense recognised in the Statement of recognised income and expense	2006 €'000	2005 €'000
Actual return less expected return on scheme assets	(1,305)	6,246
Experience gains and losses on scheme liabilities	(1,066)	(2,052)
Changes in demographic and financial assumptions	7,182	(11,648)
Actuarial gain/(loss)	4,811	(7,454)
Deferred tax	(469)	1,063
Actuarial gain/(loss) recognised in Statement of recognised income and expense	4,342	(6,391)

History of experience gains and losses:	2006	2005
Difference between expected and actual return on assets		
- Amount (€'000)	(1,305)	6,246
- % of scheme assets	(1.5%)	9.2%
Experience losses on scheme liabilities		
- Amount (€'000)	(1,066)	(2,052)
- % of scheme liabilities	(1.1%)	(2.0%)
Total actuarial gain/(loss) recognised in Statement of recognised income and expense		
- Amount (€'000)	4,811	(7,454)
- % of scheme liabilities	5.2%	(7.3%)

Notes (continued)

26 Share capital

	2006 '000	2006 €'000	2005 '000	2005 €'000
Authorised				
Ordinary shares of 30 cent each (i)	228,000	68,400	228,000	68,400
8.5% cumulative redeemable convertible preference shares of €1.20 each	15,000	18,000	15,000	18,000
Total	243,000	86,400	243,000	86,400
Allotted, called up and fully paid				
At 1 August	124,905	37,471	123,925	37,177
Issued on exercise of options	1,283	385	980	294
Total (all ordinary shares of 30 cent each)	126,188	37,856	124,905	37,471

(i) Ordinary shareholders are entitled to dividends as declared and each ordinary share carries equal voting rights at meetings of the Company.

27 Statement of changes in shareholders' equity

31 July 2006	Share premium €'000	Cash flow hedge reserve €'000	Share option reserve €'000	Other reserves €'000	Foreign currency translation reserve €'000	Retained earnings €'000	Total €'000
At 1 August 2005	43,745	-	1,517	3,198	(1,097)	294,597	341,960
Impact of adoption of IAS 32 and IAS 39	-	711	-	-	-	-	711
Related deferred tax	-	(89)	-	-	-	-	(89)
At 1 August 2005, adjusted	43,745	622	1,517	3,198	(1,097)	294,597	342,582
Foreign exchange translation	-	-	-	-	(57)	-	(57)
Group and associate defined benefit pension schemes	-	-	-	-	-	4,811	4,811
Deferred tax on Group defined benefit schemes	-	-	-	-	-	(469)	(469)
Gains relating to cash flow hedges	-	174	-	-	-	-	174
Deferred tax relating to cash flow hedges	-	(40)	-	-	-	-	(40)
Profit for the period attributable to equity holders	-	-	-	-	-	98,798	98,798
Issue of ordinary shares	8,154	-	-	-	-	-	8,154
Share based payments	-	-	1,550	-	-	-	1,550
Dividends paid	-	-	-	-	-	(16,036)	(16,036)
Share of associates' other reserve movements	-	(21)	-	-	524	-	503
At 31 July 2006	51,899	735	3,067	3,198	(630)	381,701	439,970

Notes (continued)

27 Statement of changes in shareholders' equity (continued)

31 July 2005

	Share premium €'000	Share option reserve €'000	Other reserves €'000	Foreign currency translation reserve €'000	Retained earnings €'000	Total €'000
At 1 August 2004	37,918	650	3,198		223,401	265,167
Foreign exchange translation				(1,097)		(1,097)
Group and associate defined benefit pension schemes					(10,175)	(10,175)
Deferred tax on group defined benefit pension schemes					1,063	1,063
Profit for the period attributable to equity holders					94,360	94,360
Issue of ordinary shares	5,827					5,827
Expensing of employee share options		867				867
Dividends paid					(14,052)	(14,052)
At 31 July 2005	43,745	1,517	3,198	(1,097)	294,597	341,960

Other reserves
These reserves comprise €2,118,000 relating to a capital conversion reserve which arose on the renominalisation of the Group's share capital following the introduction of the euro as well as €1,080,000 of other non-distributable reserves.

Share option reserve
This reserve comprises amounts credited to reserves in connection with share option grants less the effect of any exercises of such options.

Hedging reserve
The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Foreign currency translation reserve
The translation reserve comprises all foreign exchange differences from 1 August 2004, arising from the translation of the net assets of the Group's non-euro denominated operations, including the translation of the profits of such operations from the average exchange rate for the year to the exchange rate at the balance sheet date, net of hedging.

Notes (continued)

28 Minority interest

	2006 €'000	2005 €'000
Balance at 1 August	**3,924**	3,270
Share of profit after tax for the year	**331**	276
Share of foreign exchange translation adjustment	**21**	(75)
Arising on acquisition	**-**	528
Repurchase of minority interest	**(1,366)**	-
Dividends paid	**-**	(205)
Other	**-**	130
Balance at 31 July	**2,910**	3,924

During the year, the Group repurchased a minority interest held in a subsidiary of the Food Europe business.

29 Commitments under operating leases

Non-cancellable operating lease rentals are payable as set out below. These amounts represent minimum future lease payments, in aggregate, that the Group is required to make under existing lease agreements.

	2006 €'000	2005 €'000
Operating leases which expire:		
Within one year	**6,908**	3,924
In two to five years	**9,185**	8,050
After more than five years	**5,092**	3,911
Balance at 31 July	**21,185**	15,885

Notes (continued)

30 Acquisitions

During the year, the Food Europe division acquired a small business which did not have a significant effect on the results of the Group.

On 10 December 2004, the Group completed the acquisition of Groupe Hubert, a French food company.

Details of net assets acquired and goodwill arising from the business combination is as follows:	2005 €'000
Net assets acquired:	
Property, plant and equipment	9,403
Customer and brand intangible assets	44,410
Other intangible assets	23,913
Inventory	5,431
Trade and other receivables	18,462
Minority interest	(528)
Trade and other payables	(28,354)
Deferred tax	(23,821)
Debt assumed on acquisition	(12,393)
Finance leases acquired	(3,759)
Net assets acquired excluding minority	32,764
Goodwill arising on acquisition	87,931
Consideration	120,695
Satisfied by:	
Cash	104,090
Cash acquired on acquisition	(9,949)
Deferred purchase consideration	26,554
	120,695

Post acquisition revenues and operating profit relating to Groupe Hubert amounted to €82,625,000 and €7,375,000, respectively. Goodwill arising on the acquisition of Groupe Hubert reflects the strategic positioning of the Group in mainland Europe.

Notes (continued)

31 Contingent liabilities

	2006 €'000	2005 €'000
(a) Government grants repayable if grant conditions are not met	3,910	3,910

(b) In order to avail of the exemption under Section 17 of the Companies (Amendment) Act, 1986 the Group has guaranteed the liabilities of certain of its subsidiaries registered in Ireland. Where the Group has entered into financial guarantee contracts to guarantee the indebtedness of such subsidiaries, the Group considers these to be insurance contracts and accounts for them as such. The Group treats the guarantee contract as a contingent liability until such time as it becomes probable that that the Group will be required to make a payment under the guarantee.

(c) The Group and its subsidiaries have given composite guarantee and indemnity to secure obligations of fellow subsidiary undertakings on all sums due: €500,000,000 in respect of bank loans and bank advances and €20,000,000 in respect of guarantee and trade finance facilities. The Group considers these to be insurance contracts and accounts for them as such.

32 Related party transactions

In the normal course of business, the Group undertakes arms-length transactions with its associates, joint venture and other related parties. Included in sale of goods below are sales to associates of €9,619,000. A summary of transactions with these related parties during the year are as follows:

	2006 €'000	2005 €'000
Sale of goods	**70,969**	61,514
Purchase of goods	**(5,903)**	(6,660)
Provision of services	**596**	2,051
Receiving of services	**(13)**	(1,260)

The trading balances owing to the Group from related parties were €4,243,000 *(2005: €4,161,000)* and the trading balances owing from the Group to these related parties were €7,769,000 *(2005: €3,296,000)*.

During the year, the Group invested €35,061,000 in acquiring an additional 10% shareholding in one of its associates, Hiestand Holding AG.

Compensation of key management personnel

For the purposes of the disclosure requirements of IAS 24, *Related Party Disclosures*, the term "key management personnel" (i.e. those persons having authority and responsibility for planning, directing and controlling the activities of the Group) comprises the Board of Directors which manages the business and affairs of the Group. Full disclosure in relation to the compensation entitlements of the Board of Directors is provided in the Report on directors' remuneration on pages 39 to 43 of this Annual Report.

Notes (continued)

33 Transition to International Financial Reporting Standards

As stated in the accounting policies, these are the Group's first financial statements prepared in accordance with IFRS.

Impact on Group financial statements

In restating the Group's financial statements, IAWS Group, plc, in common with most other listed companies, has availed of the following relevant mandatory and optional exemptions in accordance with IFRS 1, *First –time Adoption of International Financial Reporting Standards*, and a number of other standards:

- Business combinations before 1 August 2004 have not been restated. Consequently, goodwill at the transition date is carried forward at its net book value and, along with goodwill on subsequent acquisitions, is subject to annual impairment testing. Goodwill was assessed for impairment at the transition date and no impairment charges arose from this exercise. Goodwill on acquisitions prior to 1998, which was set-off against revenue reserves under Irish/UK Generally Accepted Accounting Principles (Irish/UK GAAP) is deemed to be permanently written off under IFRS and not subject to impairment testing or write-off on disposal.

- Cumulative currency translation differences have been reset at zero at the transition date. The currency translation reserve mainly comprises the re-translation of the net assets of the Group's non-euro denominated subsidiaries and joint venture net of exchange differences on related borrowings. Going forward, cumulative currency translation differences will be included in the profit or loss on disposal of any subsidiary, joint venture or associate.

- Cumulative actuarial gains or losses on the Group's defined benefit pension schemes have been recognised in full in the transition balance sheet. IAWS Group, plc is not applying the corridor approach to recognising actuarial gains or losses.

- IFRS 2, *Share-based Payment* is being applied in respect of share options granted after 7 November 2002.

- The Group is applying IAS 32, *Financial Instruments: Presentation and Disclosure* and IAS 39, *Financial Instruments: Recognition and Measurement* prospectively from 1 August 2005. Consequently, financial instruments are recognised in accordance with Irish/UK Generally Accepted Accounting Principles (Irish/UK GAAP) in the 2005 comparative information. The fair value of derivatives on 1 August 2005 was adjusted against the opening balance on the hedging reserve.

The Group accounting policies, set out on pages 53 to 59 have been applied in preparing the financial statements for the years ended 31 July 2005 and 2006 and in the preparation of an opening IFRS balance sheet at 1 August 2004 (the Group's date of transition).

In preparing its opening IFRS balance sheet, the Group has adjusted amounts reported previously in financial statements prepared in accordance with its Irish basis of accounting (Irish GAAP).

The key impacts on the Group arising from transition to IFRS can be summarised as follows:

Pensions

IAS 19, *Employee Benefits*, requires that surpluses or deficits under defined benefit pension schemes be recognised on the Group balance sheet. In addition, any operating and financial costs of these schemes, which should be calculated in line with IAS 19 principles, are accounted for in the Group income statement. Under Irish GAAP, the Group provided for its defined benefit plans under SSAP 24, which spread the cost of pensions over the employees' period of service. This cost, which was broadly the same as the annual funding contribution, was charged to the profit and loss account.

Notes (continued)

33 Transition to International Financial Reporting Standards (continued)

Pensions (continued)

IAS 19 allows a number of alternatives in relation to the recognition of actuarial gains and losses. The Group is adopting a policy of the immediate recognition of such gains or losses in full through the Statement of Recognised Income and Expense. This option has been applied upon the early adoption of the Amendment to IAS 19, *Employee Benefits*.

Goodwill and intangible assets

Under IFRS 3, *Business Combinations*, goodwill is no longer amortised, but is subject to annual impairment tests. As a result, goodwill amortisation that was charged in the Group's 2005 interim and full year financial statements, originally prepared under Irish GAAP, has been reversed in the revised IFRS financial information. The Group conducted impairment testing on its goodwill for 2005 and these tests did not identify any impairment charges on transition or in the year.

IFRS 3 also requires companies to determine the fair value of intangible assets acquired as part of any business combination, after the transition date of 1 August 2004, where these are identifiable and can be measured reliably. Such intangible assets can include customer - related intangibles, brand related intangibles, contract based intangibles, technology, patents etc. Intangible assets that are separately identified must be amortised to the income statement over their estimated useful economic lives, except where such lives are infinite.

In accordance with IFRS 3, the Group has reviewed its acquisition of Groupe Hubert, in December 2004, and has identified intangible assets amounting to €44.4m at the date of acquisition. These assets are brand related intangibles (€27.1m) and customer related intangibles (€17.3m) and are being amortised over fifteen and twelve year periods respectively. The goodwill on this transaction has therefore been reduced to €87.9m, as opposed to €131.8m under Irish GAAP. Under IFRS, deferred tax is recognised in a business combination for any difference between the fair value of an acquired asset and its equivalent tax base. Therefore, based on current interpretation of IFRS 3 and IAS 12, *Income Taxes*, the Group has recognised an incremental deferred tax liability of €23.9m, with a corresponding increase in intangible assets. There is no net effect on the income statement as the increase in the intangible asset amortisation charge each year is offset by the release of an equal deferred tax credit.

The Group has excluded amortisation charges on these intangible assets from its adjusted earnings per share, in the same way that goodwill amortisation was previously excluded in its Irish GAAP financial statements.

In addition, a licence with a carrying value of €5.1m previously included in goodwill, but which meets the definition of a brand related intangible, has been reclassified to intangible assets under IAS 38 and will continue to be amortised over its useful life of 20 years.

Under Irish GAAP, computer software was previously capitalised as a tangible fixed asset. Under IAS 38, *Intangible Assets*, computer software that is not an integral part of an item of computer hardware is capitalised as an intangible asset.

Expensing of share options

Under IFRS 2, *Share-based Payment*, the charge to the income statement is based on the fair value of share options granted to employees, after 7 November 2002, spread on a straight line basis over the vesting period of the options.

Dividend recognition

Under IAS 10, *Events after the Balance Sheet*, dividends declared after the balance sheet date are not recognised in the balance sheet, but are disclosed in the notes to the accounts. Consequently the proposed dividends provided at 1 August 2004 and 31 July 2005 have been reversed.

Notes (continued)

33 Transition to International Financial Reporting Standards (continued)

Accounting for associates and joint venture

Under Irish GAAP the Group's share of profit from its joint venture and associates was split in the profit and loss account between operating profit, interest income/expense and taxation. The joint venture was accounted for under the gross equity method, under which the Group's share of the joint venture turnover was disclosed separately within turnover and the Group's share of gross assets and liabilities was disclosed separately in the balance sheet. The Group has elected to continue to apply equity accounting in relation to its joint venture, rather than proportionate consolidation. However, under IAS 1, *Presentation of Financial Statements*, the Group's share of the profit after tax of entities accounted for under equity accounting rules must be presented as a single figure in the Group's profit before tax line, with no separate analysis of interest or tax charges.

This required presentation does not impact profit attributable to shareholders or earnings per share. Under IFRS, the accounting policies of associates and joint ventures must be consistent with the policies of the Group. As a result, further adjustment is required to reflect IFRS policies in the accounts of the Group's associates and joint venture. This adjustment relates mainly to the adoption of IAS 19 in respect of associates.

Taxation

The main difference in IAS 12, *Income Taxes*, compared to Irish GAAP relates to the basis of accounting for deferred tax. Under IAS 12, deferred tax is based on the concept of temporary differences, which are calculated by comparing the carrying value of each balance sheet item to its tax base.

The main adjustments arising in relation to tax are as follows:

- Recognition of deferred tax assets in relation to the Group's defined benefit pension schemes.
- Recognition of deferred tax liability in relation to intangible assets. This liability is released to the income statement in line with the amortisation of the related intangible assets.
- Deferred tax was not recognised on timing differences arising on gains on the sale of assets, under FRS 19, if it was more likely than not that such gains would be rolled over. Deferred tax must be provided on all rolled over gains under IAS 12.
- Deferred tax was not recognised on timing differences arising on the revaluation of assets under FRS 19, whereas this must be recognised under IAS 12.
- The Group's share of the tax charge of its joint venture and associates is netted against the Group's share of profit of these entities rather than included in the total tax charge, when accounted for under IFRS equity accounting rules.
- The tax impact of certain adjustments to the income statement arising from the adoption of other standards under the transition to IFRS.

Detailed reconciliations from Irish GAAP to IFRS of the Group's financial performance, financial position and cash flows are contained in the following pages.

Notes (continued)

33 Transition to International Financial Reporting Standards (continued)

Group transition balance sheet as at 1 August 2004

	Under Irish GAAP €'000	Pensions €'000	Share options €'000	Goodwill & intangibles reclass €'000	Events after B/S date €'000	Other Incl. reclass €'000	Restated IFRS €'000
Assets							
Non current asset							
Property, plant & equipment	247,135	-	-	(4,365)	-	-	242,770
Intangible assets - goodwill	183,531	-	-	(5,139)	-	-	178,392
Intangible assets - other	-	-	-	9,504	-	-	9,504
Investments using equity accounting	116,991	(4,865)	-	-	-	(1,825)	110,301
Investments (available for sale)	245	-	-	-	-	-	245
Deferred tax assets	-	3,904	-	-	-	3,897	7,801
Total non current assets	547,902	(961)	-	-	-	2,072	549,013
Current assets							
Inventory	88,740	-	-	-	-	-	88,740
Trade debtors and other receivables	130,588	-	-	-	-	-	130,588
Current asset investments	-	-	-	-	-	-	-
Cash and cash equivalents	46,508	-	-	-	-	-	46,508
Total current assets	265,836	-	-	-	-	-	265,836
Total assets	813,738	(961)	-	-	-	2,072	814,849
Equity							
Called up share capital	37,177	-	-	-	-	-	37,177
Share premium	37,918	-	-	-	-	-	37,918
Share option reserve	-	-	650	-	-	-	650
Capital conversion reserve fund	2,118	-	-	-	-	-	2,118
Other non distributable reserves	1,080	-	-	-	-	-	1,080
Goodwill write off reserve	(111,206)	-	-	-	-	-	(111,206)
Retained earnings	367,035	(27,099)	(650)	-	6,744	(11,423)	334,607
Total shareholders equity	334,122	(27,099)	-	-	6,744	(11,423)	302,344
Minority interest	3,270	-	-	-	-	-	3,270
Total equity and minority	337,392	(27,099)	-	-	6,744	(11,423)	305,614
Liabilities							
Non current liabilities							
Interest bearing loans and borrowings	174,011	-	-	-	-	-	174,011
Employee benefits	2,326	28,339	-	-	-	-	30,665
Government grants	4,429	-	-	-	-	-	4,429
Other payables	987	-	-	-	-	-	987
Deferred tax liabilities	5,932	-	-	-	-	13,495	19,427
Provisions	16,938	-	-	-	-	-	16,938
Total non current liabilities	204,623	28,339	-	-	-	13,495	246,457
Current liabilities							
Interest bearings borrowings	13,907	-	-	-	-	-	13,907
Trade payables and other payables	237,708	(2,201)	-	-	(6,744)	-	228,763
Corporation tax payable	14,674	-	-	-	-	-	14,674
Provisions	5,434	-	-	-	-	-	5,434
Total current liabilities	271,723	(2,201)	-	-	(6,744)	-	262,778
Total liabilities	476,346	26,138	-	-	(6,744)	13,495	509,235
Total liabilities and equity	813,738	(961)	-	-	-	2,072	814,849

Notes (continued)

33 Transition to International Financial Reporting Standards (continued)

Restatement of Group income statement for the year ended 31 July 2005

	Under Irish GAAP €'000	Reclass depn to amortisation €'000	Pension €'000	Share option expense €'000	Amortisation €'000	Asso/JV presentation €'000	Goodwill writeback €'000	Reclass €'000	Restated IFRS €'000
Revenue including Group share of joint venture	1,455,061								1,455,061
Group revenue	1,408,174								1,408,174
Cost of sales	(1,110,506)								(1,110,506)
Gross profit	297,668								297,668
Distribution, administration and other expenses	(201,064)	1,157	2,108	(867)	-	-	-	(454)	(199,120)
Intangible amortisation	(3,548)	(1,157)	-	-	81	-	-	-	(4,624)
Profit on disposal of operations	8,670	-	-	-	-	-	1,331	-	10,001
Loss on termination of operations	(1,374)	-	-	-	-	-	-	-	(1,374)
Loss on disposal of fixed assets	(454)	-	-	-	-	-	-	454	-
Share of profit of associates & joint venture	27,478	-	-	-	-	(5,958)	-	-	21,520
Profit from operations before financing costs	127,376	-	2,108	(867)	81	(5,958)	1,331	-	124,071
Net financing costs (Group)	(11,851)	-	(449)	-	-	-	-	-	(12,300)
Net financing costs associates and joint venture	(541)	-	-	-	-	541	-	-	-
Profit before tax	114,984	-	1,659	(867)	81	(5,417)	1,331	-	111,771
Income tax	(23,555)	-	(99)	-	462	6,057	-	-	(17,135)
Profit for the year	91,429	-	1,560	(867)	543	640	1,331	-	94,636
Attributable as follows:									
Equity shareholders	91,153	-	1,560	(867)	543	640	1,331	-	94,360
Minority interest	276	-	-	-	-	-	-	-	276
	91,429	-	1,560	(867)	543	640	1,331	-	94,636
Earnings per share									
Basic	73.29								75.86
Fully diluted	72.27								74.87

Notes (continued)

33 Transition to International Financial Reporting Standards (continued)

Restatement of Group balance sheet as at 31 July 2005

	Under Irish GAAP €'000	Pensions €'000	Share options €'000	Goodwill & intangibles reclass €'000	Amortisation €'000	Events after B/S date €'000	Associate & JV Adj. €'000	Other incl reclasses €'000	Restated IFRS €'000
Assets									
Non current assets									
Property, plant & equipment	294,598	-	-	(7,020)	-	-	-	-	287,578
Intangible assets - goodwill	304,511	503	-	(49,549)	3,548	-	-	-	259,013
Intangible assets - other	-	-	-	80,482	(3,467)	-	-	-	77,015
Investments using equity accounting	124,858	(7,586)	-	-	-	-	640	(1,825)	116,087
Investments (available for sale)	242	-	-	-	-	-	-	-	242
Deferred tax assets	-	4,868	-	-	-	-	-	10,161	15,029
Total non current assets	724,209	(2,215)	-	23,913	81	-	640	8,336	754,964
Current assets									
Inventory	88,299	-	-	-	-	-	-	-	88,299
Trade debtors and other receivables	169,514	-	-	-	-	-	-	-	169,514
Current asset investments	-	-	-	-	-	-	-	4,000	4,000
Cash and cash equivalents	51,687	-	-	-	-	-	-	(4,000)	47,687
Total current assets	309,500	-	-	-	-	-	-	-	309,500
Total assets	1,033,709	(2,215)	-	23,913	81	-	640	8,336	1,064,464
Equity									
Called up share capital	37,471	-	-	-	-	-	-	-	37,471
Share premium	43,745	-	-	-	-	-	-	-	43,745
Share option reserve fund	-	-	1,517	-	-	-	-	-	1,517
Capital conversion reserve fund	2,118	-	-	-	-	-	-	-	2,118
Other non distributable reserves	1,080	-	-	-	-	-	-	-	1,080
Goodwill write off reserve	(109,875)	-	-	-	-	-	-	(1,331)	(111,206)
Foreign currency translation reserve	-	-	-	-	-	-	-	(1,097)	(1,097)
Retained earnings	442,224	(34,651)	(1,517)	-	543	7,559	640	(8,995)	405,803
Total shareholders equity	416,763	(34,651)	-	-	543	7,559	640	(11,423)	379,431
Minority interest	3,924	-	-	-	-	-	-	-	3,924
Total equity and minority	420,687	(34,651)	-	-	543	7,559	640	(11,423)	383,355
Liabilities									
Non current liabilities									
Interest bearing loans and borrowings	237,555	-	-	-	-	-	-	-	237,555
Employee benefits	2,309	34,543	-	-	-	-	-	-	36,852
Government grants	3,359	-	-	-	-	-	-	-	3,359
Other payables	450	-	-	-	-	-	-	-	450
Deferred tax liabilities	8,575	-	-	23,913	(462)	-	-	19,759	51,785
Provisions	31,950	-	-	-	-	-	-	-	31,950
Total non current liabilities	284,198	34,543	-	23,913	(462)	-	-	19,759	361,951
Current liabilities									
Interest bearings borrowings	30,001	-	-	-	-	-	-	-	30,001
Trade payables and other payables	283,131	(2,107)	-	-	-	(7,559)	-	-	273,465
Corporation tax payable	11,027	-	-	-	-	-	-	-	11,027
Provisions	4,665	-	-	-	-	-	-	-	4,665
Total current liabilities	328,824	(2,107)	-	-	-	(7,559)	-	-	319,158
Total liabilities	613,022	32,436	-	23,913	(462)	(7,559)	-	19,759	681,109
Total liabilities and equity	1,033,709	(2,215)	-	23,913	81	-	640	8,336	1,064,464

Notes (continued)

33 Transition to International Financial Reporting Standards (continued)

Restatement of Group cash flow statement as at 31 July 2005

	Under Irish GAAP €'000	Goodwill and intangibles reclass €'000	Pension €'000	Share options €'000	Other reclasses €'000	Restated IFRS €'000
Cash flows from operating activities						
Operating profit	93,056	81	2,108	(867)	(454)	93,924
Depreciation of property, plant and equipment	24,651	(1,157)				23,494
Amortisation of intangible assets	3,548	1,076				4,624
Amortisation of government grants						
Cost of employee share-based payments				867		867
Loss on disposal of property, plant and equipment					454	454
Foreign exchange gains	728					728
Operating profit before changes in working capital	121,983	-	2,108	-	-	124,091
Increase/(decrease) in inventory	4,598					4,598
Increase in trade and other receivables	(26,229)					(26,229)
(Decrease)/increase in trade and other payables	20,157		(2,108)			18,049
Cash generated from operating activities	120,509					120,509
Interest paid	(12,411)					(12,411)
Income tax paid	(18,771)					(18,771)
Dividends paid to minorities	(205)					(205)
Net cash from operating activities	89,122	-	-	-	-	89,122
Cash flows from investing activities						
Proceeds from sale of property, plant and equipment	2,451	-	-	-	-	2,451
Purchase of property plant and equipment						
- Ongoing	(7,363)	-	-	-	-	(7,363)
- New investments	(43,931)	-	-	-	-	(43,931)
Acquisition of subsidiaries, businesses and associates, net of cash acquired	(90,141)	-	-	-	(4,000)	(94,141)
Disposal of subsidiaries and business	14,743	-	-	-	-	14,743
Dividends received	16,223	-	-	-	-	16,223
Investments in and advances to associates and joint venture	(3,304)	-	-	-	-	(3,304)
Deferred consideration paid	(6,788)	-	-	-	-	(6,788)
Other	33	-	-	-	-	33
Net cash flow from investing activities	(118,077)	-	-	-	(4,000)	(122,077)
Cash flows from financing activities						
Proceeds from issue of share capital	6,121	-	-	-	-	6,121
Drawdown of loan capital	46,409	-	-	-	-	46,409
Capital element of finance lease liabilities	(566)	-	-	-	-	(566)
Equity dividends paid	(14,052)	-	-	-	-	(14,052)
Net cash from financing activities	37,913	-	-	-	-	37,913
Net increase/(decrease) in cash and cash equivalents	8,958	-	-	-	(4,000)	4,958
Translation adjustment	(155)	-	-	-	-	(155)
Cash and cash equivalents at 1 August 2004	38,616	-	-	-	-	38,616
Cash and cash equivalents at 31 July 2005	47,419	-	-	-	(4,000)	43,419

34 Approval of financial statements

These financial statements were approved by the Board on 25 September 2006.

Company statement of accounting policies

FOR THE YEAR ENDED 31 JULY 2006

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Company's financial statements, with the exception of the accounting policies for pensions, share based payments, dividends and financial instruments which have been changed following the adoption of FRS 17, *Retirement Benefits*, FRS 20, *Share Based Payment*, FRS 21, *Events After The Balance Sheet Date*, FRS 25, *Financial Instruments: Disclosure and Presentation* and FRS 26, *Financial Instruments: Recognition and Measurement*.

Basis of preparation

The financial statements are prepared in euro and in accordance with generally accepted accounting principles under the historical cost convention and comply with financial reporting standards of the Accounting Standards Board, as promulgated by The Institute of Chartered Accountants in Ireland.

In accordance with the Companies Acts, 1963 to 2005 the Company is permitted to take advantage of the exemption in Section 148(8) of the Companies Act 1963 from presenting to its members its Company profit and loss account and related notes that form part of the approved Company financial statements.

Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation and provisions for impairment.

Freehold land is not depreciated. The charge for depreciation is calculated to write down the cost of other fixed assets including leased assets to their estimated residual values by equal instalments over their expected useful lives which are as follows:

Buildings	25 to 50 years
Fixtures and fittings	3 to 15 years
Motor vehicles	3 to 7.5 years

The carrying value of tangible assets is reviewed for impairment if events or changes in circumstances indicate that the net book amount may not be recoverable.

Investments in subsidiaries

Investments in subsidiaries are shown at cost less provisions for impairments in value. Income from financial fixed assets is recognised in the profit and loss account in the year in which it is receivable.

Leased assets

Tangible fixed assets acquired under finance leases are included in the balance sheet at their equivalent capital value and are depreciated over the shorter of the lease term and their useful lives. The corresponding liabilities are recorded as a creditor and the interest element of the finance lease rentals is charged to the profit and loss account on an annuity basis. Operating lease rentals are charged to the profit and loss account on a straight line basis over the lease term.

Employee benefits

The Company makes pension contributions for a substantial number of employees.

For the Company's defined benefit scheme, the difference between the market value of the scheme's assets and the actuarially assessed present value of the scheme's liabilities, calculated using the projected unit credit method, is disclosed as an asset/liability in the balance sheet, net of deferred tax to the extent that it is deemed to be recoverable.

Company statement of accounting policies (continued)

FOR THE YEAR ENDED 31 JULY 2006

Employee benefits (continued)

The amount charged to operating profit is the actuarially determined cost of pension benefits promised to employees and earned during the year plus the cost of any benefit improvements granted to members during the year.

The expected return on the pension scheme's assets during the year and the increase in the scheme's liabilities due to the unwinding of the discount during the year are shown as financing costs in the profit and loss account. Any difference between the expected return on assets and that actually achieved, and any changes in the liabilities due to changes in assumptions or because actual experience during the year was different to that assumed, are recognised as actuarial gains and losses in the statement of total recognised gains and losses.

Taxation

Current tax is provided on the Company's taxable profits, at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date, as required by FRS 19: *Deferred Tax*. Provision is made at the rates expected to apply when the timing differences reverse. A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Foreign currencies

Transactions in foreign currencies are recorded at the rate ruling at the date of the transactions or at a contracted rate. The resulting monetary assets and liabilities are translated at the balance sheet rate or the contracted rate and the exchange differences are dealt with in the profit and loss account.

Cash flow statement

Under the provisions of FRS 1, *Cash Flow Statements*, a cash flow statement has not been prepared as the published Group financial statements, in which the Company's results are consolidated, include a cash flow statement.

Related party transactions

Under the exemption granted by FRS 8, *Related Party Disclosures*, the Company, as a member of a group which publishes Group financial statements in which the Company's results are consolidated, is not required to, and does not, disclose transactions with fellow members, associates and joint venture of that Group.

Dividends

Dividends are recognised in the period in which they are approved by the Company's shareholders, or in the case of an interim dividend, when it has been approved by the Board of Directors and paid.

Share based payment

The fair value of options granted under the Company's equity settled share option scheme is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using an approved binomial model, taking into account the terms and conditions upon which the options were granted. The scheme is subject to a non-market vesting condition and, therefore, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest.

Company balance sheet

AS AT 31 JULY 2006

	Notes	2006 €'000	2005 (as restated) €'000
Fixed assets			
Tangible assets	1	18,508	37,954
Investments in subsidiaries	2	123,228	129,736
		141,736	167,690
Current assets			
Debtors	3	156,848	161,237
Cash at bank and on hand		1	5
		156,849	161,242
Creditors: amounts falling due within one year	4	(20,972)	(59,242)
Net current assets		135,877	102,000
Net assets before post employment liabilities		277,613	269,690
Post employment liabilities	5	(2,247)	(26,392)
Net assets		275,366	243,298
Capital and reserves			
Called up share capital	6	37,856	37,471
Share premium	7	51,899	43,745
Profit and loss account and other reserves	7	185,611	162,082
Shareholders' funds - equity		275,366	243,298

Notes to the Company balance sheet
FOR THE YEAR ENDED 31 JULY 2006

1 Tangible assets

	Land and buildings €'000	Fixtures and fittings €'000	Total €'000
Cost			
At 1 August 2005	37,644	1,731	39,375
Additions	93	785	878
Transfers to fellow group companies	(20,209)		(20,209)
Disposals		(1,045)	(1,045)
At 31 July 2006	**17,528**	**1,471**	**18,999**
Depreciation			
At 1 August 2005	67	1,354	1,421
Charge for year	268	99	367
Transfers to fellow group companies	(252)		(252)
Disposals		(1,045)	(1,045)
At 31 July 2006	**83**	**408**	**491**
Net book amounts			
At 31 July 2006	**17,445**	**1,063**	**18,508**
At 31 July 2005	37,577	377	37,954

2 Financial assets

	Total €'000
At 1 August 2005	129,736
Additions	1,276
Disposals	(9,460)
Translation adjustments	1,676
At 31 July 2006	**123,228**

3 Debtors

	2006 €'000	2005 €'000
Trade debtors	32	34
Amounts owed by subsidiaries	150,946	156,682
Amounts owed by associates	28	7
Other debtors	5,842	4,514
	156,848	161,237

Notes to the Company balance sheet (continued)

FOR THE YEAR ENDED 31 JULY 2006

4 Creditors: amounts falling due within one year

	2006 €'000	2005 (as restated) €'000
Bank overdrafts	**3,637**	18,300
Trade creditors	**1,303**	960
Deferred consideration	**-**	1,771
Accruals and other creditors	**14,961**	17,015
Leasing creditors	**-**	19,956
VAT payable	**656**	809
PAYE and PRSI	**415**	431
	20,972	59,242

5 Post employment liabilities

The Company operates a number of pension schemes, comprising a defined benefit scheme and a number of defined contribution schemes, with assets held in separate trustee administered funds.

Under FRS 17 calculations the total deficit in the Company's defined benefit schemes at 31 July 2006 was €2,568,000 *(2005: €30,082,000)*. The pension cost expensed in the profit and loss account for the year in respect of the Company's defined benefit schemes was €1,273,000 *(2005: €1,474,000)*.

The valuation of the defined benefit scheme used for the purposes of the following disclosures are those of the most recent actuarial valuations carried out from 1 January 2001 to 6 April 2004 and updated to 31 July 2006 by an independent, qualified actuary. The valuations have been performed using the projected unit method.

The main assumptions used by the actuary were as follows:	2006	2005	2004
Rate of increase in salaries	**4.01%**	4.01%	4.04%
Rate of increases in pensions in payment and deferred benefits	**2.06%**	2.06%	2.08%
Discount rate in scheme liabilities	**5.00%**	4.45%	5.29%
Inflation rate	**2.06%**	2.06%	2.08%

The expected long term rate of return on the assets of the schemes were:	2006	2005	2004
Equities	**7.30%**	6.72%	7.62%
Bonds	**3.90%**	3.29%	4.67%
Property	**6.70%**	4.75%	5.49%
Other	**3.00%**	3.00%	3.00%

Notes to the Company balance sheet (continued)

FOR THE YEAR ENDED 31 JULY 2006

5 Post employment liabilities (continued)

Net pension liability	2006 €'000	2005 €'000	2004 €'000
Market value of scheme assets:			
Equities	55,943	37,846	31,491
Bonds	16,256	11,839	9,851
Property	5,345	3,511	2,922
Other	3,986	251	208
Total market value of assets	81,530	53,447	44,472
Present value of scheme liabilities	(84,098)	(83,529)	(69,153)
Deficit in the scheme	(2,568)	(30,082)	(24,681)
Related deferred tax asset	321	3,690	3,047
Net pension liability	(2,247)	(26,392)	(21,634)

Movement in net liability recognised in the balance sheet	2006 €'000	2005 €'000
Net liability in scheme at 1 August	(30,082)	(24,681)
Current service cost	(1,725)	(1,142)
Past service cost	-	(27)
Contributions	24,476	3,279
Other finance income	452	(305)
Actuarial gain/(loss)	5,582	(7,206)
Other	(1,271)	-
Net liability in scheme at 31 July	(2,568)	(30,082)

Analysis of defined benefit expense recognised in the profit and loss account	2006 €'000	2005 €'000
Current service cost	1,725	1,142
Past service cost	-	27
Total recognised in operating profit	1,725	1,169
Expected return on scheme assets	(4,242)	(2,948)
Interest cost on scheme liabilities	3,790	3,253
Included in financing costs	(452)	305
Net charge to the profit and loss account	1,273	1,474

Notes to the Company balance sheet (continued)

FOR THE YEAR ENDED 31 JULY 2006

5 Post employment liabilities (continued)

Defined benefit pension expense recognised in the statement of total recognised gains and losses	2006 €'000	2005 €'000
Actual return less expected return on scheme assets	(1,482)	4,904
Experience gains and losses on scheme liabilities	(445)	(2,188)
Changes in demographic and financial assumptions	7,509	(9,922)
Actuarial gain/(loss)	5,582	(7,206)
Deferred tax (charge)/credit	(698)	1,013
Actuarial gain/(loss) recognised in Statement of total recognised gains and losses	4,884	(6,193)

History of experience gains and losses:	2006	2005	2004
Difference between expected and actual return on assets			
- Amount (€'000)	1,482	(4,904)	(2,028)
- % of scheme assets	1.8%	(9.2%)	(4.6%)
Experience losses on scheme liabilities			
- Amount (€'000)	445	2,188	6,218
- % of scheme liabilities	0.5%	2.6%	9.0%
Total actuarial (gain)/loss recognised in Statement of total recognised gains and losses			
- Amount (€'000)	(5,582)	7,206	4,190
- % of scheme liabilities	(6.6%)	8.6%	6.1%

6 Called up share capital

	2006 €'000	2005 €'000
Authorised		
228,000,000 ordinary shares of 30 cent each	68,400	68,400
15,000,000 8.5% cumulative redeemable convertible preference shares of €1.20 each	18,000	18,000
	86,400	86,400
Allotted, called up and fully paid		
126,187,535 ordinary shares of 30 cent each *(2005: 124,904,535 ordinary shares of 30 cent each)*	37,856	37,471
	37,856	37,471

Options over ordinary shares

Options are held over a total number of 5,587,500 *(2005: 4,314,000)* unissued ordinary shares at prices ranging from €2.92 cent to €14.36 cent. Options were exercised during the year, resulting in the issue of 1,283,000 *(2005: 979,500)* ordinary shares.

Notes to the Company balance sheet (continued)

FOR THE YEAR ENDED 31 JULY 2006

7 Movement on reserves

	Share premium €'000	Conversion reserve €'000	Share option reserve €'000	Profit and loss €'000	Total €'000
At 1 August 2005 (as restated)	43,745	2,118	1,517	158,447	205,827
Profit for year			-	33,131	33,131
Dividends			-	(16,036)	(16,036)
Actuarial gain on post employment liabilities				4,884	4,884
Share based payments			1,550	-	1,550
Premium on shares issued	8,154	-	-	-	8,154
At 31 July 2006	**51,899**	**2,118**	**3,067**	**180,426**	**237,510**

8 Commitments under operating leases

Non-cancellable operating lease rentals are payable as set out below. These amounts represent minimum future lease payments in aggregate, that the Group is required to make under existing lease agreements.

	2006 €'000	2005 €'000
Operating leases which expire:		
Within one year	168	135
In two to five years	-	168
Balance at 31 July	168	303

9 Financial guarantee contracts

In order to avail of the exemption under Section 17 of the Companies (Amendment) Act, 1986 the Company has guaranteed the liabilities of certain of its subsidiaries registered in Ireland. Where the Company has entered into financial guarantee contracts to guarantee the indebtedness of such subsidiaries, the Company considers these to be insurance contracts and accounts for them as such.

The Company is party to cross guarantees on Group borrowings. These are treated as insurance contracts and accounted for as such.

Notes to the Company balance sheet (continued)

FOR THE YEAR ENDED 31 JULY 2006

10 Prior period adjustments

An explanation of the prior period adjustments arising from the adoption of certain new financial reporting standards during the year, together with their impact on the comparative financial statements are set out below:

Restatement of Company balance sheet

Debtors	2005 €'000
Debtors as previously stated	160,630
FRS 20, *Share-based Payment* (a)	607
Debtors as restated	**161,237**

Total liabilities and post employment benefits	2005 €'000
Total liabilities and post employment benefits as previously stated	68,658
FRS 21, *Events after the Balance Sheet Date* (b)	(7,559)
FRS 17, *Retirement Benefits* (c)	24,535
Total liabilities and post employment benefits, as restated	**85,634**

Profit and loss account and other reserves	2005 €'000
Profit and loss account and other reserves as previously stated	178,451
FRS 21, *Events after the Balance Sheet Date*	7,559
FRS 20, *Share-based Payment*	607
FRS 17, *Retirement Benefits*	(24,535)
Total profit and loss account and other reserves, as restated	**162,082**

(a) FRS 20, Share-based Payment
In accordance with the new accounting policy in respect of share based payments as set out in the Company statement of accounting policies, a share option reserve of €1,517,000 was created as at 31 July 2005 in respect of option grants in October 2003. Corresponding debits of €910,000 and €607,000 were made to the profit and loss account and debtors, respectively.

(b) FRS 21, Events after the Balance Sheet Date
In accordance with the new accounting policy in respect of dividends, as set out in the Company statement of accounting policies, dividends are recognised in the period in which they are approved by the Company's shareholders, or in the case of an interim dividend, when it has been approved by the Board of Directors and paid. The effect on the balance sheet is a reduction of €7,559,000 in "Creditors: amounts falling due within one year" and a corresponding increase in retained earnings.

(c) FRS 17, Retirement Benefits
The adoption of FRS 17 has required a change to the accounting treatment of defined benefit pension arrangements such that the Company now includes the assets and liabilities of these arrangements in the balance sheet. Current service costs, curtailment and settlement gains and losses and net financial returns are included in the profit and loss account in the year to which they relate. Actuarial gains and losses are recognised in the statement of total recognised gains and losses. The effect on the balance sheet is an increase of €24,535,000 in total liabilities and post employment benefits and a corresponding decrease in retained earnings.

Notes to the Company balance sheet (continued)

FOR THE YEAR ENDED 31 JULY 2006

11 Share based payment

The Company grants share options under one share option plan, the "1997 Share Option Scheme". All disclosures relating to the plan are made in Note 8 to the Group financial statements.

12 Statutory and other information

	2006 €'000	2005 €'000
Auditor's remuneration for audit services	13	11
Profit for the financial year	33,131	85,657

Substantially all the Group audit fee is recharged by the Company to its subsidiaries.

13 Employment

The average number of persons employed by the Company during the year was as follows:	2006	2005
Management and administration	58	48

Aggregate employment costs of the Company are analysed as follows:	2006 €'000	2005 €'000
Wages and salaries	7,377	5,556
Social welfare costs	404	227
Pension costs		
- defined benefit schemes – statement of total recognised gains and losses	(5,582)	7,206
- defined benefit schemes – income statement	1,273	1,474
Share based payment	899	520
	4,371	14,983

14 Approval of financial statements

These financial statements were approved by the Board on 25 September 2006.

Principal subsidiary undertakings

At 31 July 2006 the Company had the following significant subsidiaries, associates and joint venture:

	Name	Nature of business	Group % share	Registered office
(a)	*Subsidiaries – Ireland*			
	Cuisine de France Limited	Food manufacturing and distribution	100*	3
	Goulding Chemicals Limited	Fertiliser blending and distribution	100*	1
	IAWS Management Services Limited	Management	100	1
	IAWS Technology and Global Services Limited	Research and development	100	1
	Power Seeds Limited	Seed assemblers	100	1
	R. & H. Hall Limited	Grain and feed trading	100*	1
	Shamrock Foods Limited	Food distribution	100*	1
	United Fish Industries Limited	Fish processing	100	1
(b)	*Subsidiaries – United Kingdom*			
	Cuisine de France (UK) Limited	Food distribution	100	8
	Delice de France plc	Food manufacturing and distribution	100	12
	Hall Silos Limited	Grain handling	100	5
	IAWS Fertilisers (UK) Limited	Fertiliser blending and distribution	100	2
	R. & H. (Holdings) Limited	Holding company	100	6
	SFP (Shetland Fish Products) Limited	Fish processing	50(i)	7
	United Fish Industries (UK) Limited	Fish processing	100	13
(c)	*Subsidiaries – Mainland Europe*			
	Groupe Hubert	Food distribution	100	9
(d)	*Subsidiaries – United States of America*			
	Cuisine de France, Inc.	Bread distribution	100	10
	La Brea Holdings, Inc.	Bread manufacturing and food distribution	100 (ii)	11
(e)	*Associates:*			
	Hiestand Holding AG	Gourmet Bakery	32	16
	John Thompson and Sons Limited	Provender millers	50	4
	North West Silos Limited	Feed processing	50	14
	Odlum Group	Flour milling	50	15
	West Twin Silos Limited	Silo operation	50	5
(f)	*Joint venture*			
	CillRyan's Bakery Limited	Bread manufacturing and distribution	50	1

*Direct ownership

(i) SFP (Shetland Fish Products) Limited is consolidated on the basis of the Group having the power to control the financial and operating policies of this undertaking.

(ii) The Group holds 97% of the common stock including 100% of the voting common stock of La Brea Bakery Holdings, Inc.

Principal subsidiary undertakings (continued)

Registered offices

1. 151 Thomas Street, Dublin 8, Ireland.
2. Orchard Road, Royston, Hertfordshire SG8 5HW, England.
3. Belgard Square, Tallaght, Dublin 24, Ireland.
4. 35/39 York Road, Belfast BT15 3GW, Northern Ireland.
5. 7 McCaughey Road, Belfast BT3 9AG, Northern Ireland.
6. Unit 4a, McLean Road, Campsie Real Estate, Londonderry, BT47 3PF, Northern Ireland.
7. Greenwell Place, Aberdeen AB12 3AY, Scotland.
8. Unit 4, Blaris Industrial Estate, Old Hillsborough Road, Lisburn, Co. Antrim, BT 27 5QB, Northern Ireland.
9. Boulevard de Beaubourg, B.P. 22 – Emerainville, 77313 Marne-La-Vallee, Cedex 2, France.
10. 203 North La Salle Street, Suite 1800, Park Ridge, Chicago, Illinois 60601, United States of America.
11. 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, United States of America.
12. Rubastic Road, Southhall, Middlesex UB2 5LL, England.
13. Gilbey Road, Grimsby, South Humberside DN31 2SL, England.
14. Clarendon House, 23 Clarendon Road, Belfast BT1 3BG, Northern Ireland.
15. Alexandra Road, Dublin 1, Ireland.
16. Ifangstrasse 9-11 / P.O. Box, CH-8952 Schlieren-Zurich, Switzerland.

The country of registration is also the principal location of activities in each case.

A full list of subsidiaries, associates and joint venture will be filed with the relevant Registrar of Companies.

Directors and other information

Directors
D. Lucey – Chairman
O. Killian – Chief Executive Officer
P. McEniff – Chief Financial Officer
H. Kane – Executive
D. Buckley
B. Dardis
J. B. Davy
N. Hynes
P. Lynch
D. Martin
W. G. Murphy
P. Wall
P. N. Wilkinson

Secretary
A. Lowther

Registered office
151 Thomas Street
Dublin 8

Solicitors
L. K. Shields & Partners
39/40 Upper Mount Street
Dublin 2

Mason Hayes & Curran
South Bank House
Barrow Street
Dublin 4

Syndicate bankers
ABN AMRO Bank
ABN AMRO House
IFSC
Dublin 1

Bank of America
5 Canada Square
London E14 5AQ

Bank of Ireland
Lower Baggot Street
Dublin 2

Barclays Bank
47/48 St Stephen's Green
Dublin 2

Syndicate bankers
BNP Paribas
5 George's Dock
IFSC
Dublin 1

IIB Bank
Sandwith Street
Dublin 2

Ulster Bank Group
George's Quay
Dublin 2

Registrars
Capita Corporate Registrars Plc
Unit 5
Manor Street Business Park
Dublin 7

Stockbrokers
J. & E. Davy
49 Dawson Street
Dublin 2

Auditor
KPMG
Chartered Accountants
1 Stokes Place
St. Stephen's Green
Dublin 2

Additional information (Listing Rule 6.8.6)

There have been no changes in the interests of the directors of the Group between 31 July 2006 and 10 October 2006.

Exhibit 99.5

IAWS GROUP plc



Annual Report and Accounts 2007



Corporate profile

IAWS Group, plc is an international lifestyle food company with operations in North America and Europe. The Lifestyle Foods business focuses on niche high quality growth segments of the bakery and convenience food markets.

IAWS Group, plc is the majority shareholder in Origin Enterprises plc, a leading player in the Agri-Nutrition sector in Ireland and the UK and which has leading Ambient Food and Cereal Milling businesses in Ireland.

IAWS Group, plc is listed on the Dublin and London Stock Exchanges and has been publicly quoted since 1988.

Dublin ticker symbol IAW.ID London ticker symbol IAW LN Website: www.iaws.com

"IAWS Group, plc has had an excellent year with strong underlying growth across the entire business. This has been a transformational year for the Group with our largest ever acquisition, that of Otis Spunkmeyer in the US, followed by the successful Initial Public Offering ("IPO") of Origin Enterprises plc ("Origin") in June. We also successfully placed US$450m of long term debt with an average maturity of 9.2 years. The combination of the long term debt placing together with the release of €256m in cash from Origin has considerably strengthened the Group's financial position.

"The rapid rise in grain and food costs augurs well for the future growth of Origin. The same circumstances will be challenging for all food companies coping with food inflation at unprecedented levels. Our Lifestyle Foods business proposition to consumers conveys substantial benefits over cost and we remain confident that our business model will continue to generate growth."

Owen Killian, *Chief Executive Officer*

Contents





Financial highlights

	2007 €'000	2006 €'000	Change
Group revenue	**1,907,619**	1,557,305	22.5%
Group operating profit*	**146,448**	111,815	31.0%
Share of associates and JV^	**26,656**	25,653	3.9%
Operating profit incl. associates and JV*	**173,104**	137,468	25.9%
Pre tax profits*	**143,005**	123,539	15.8%
Diluted earnings per share* (cent)	**94.17**	81.60	15.4%
Dividend per share (cent)	**15.31**	13.49	13.5%
Free cash excluding disposals	**136,589**	100,651	35.7%

EPS growth

	2007	2006	2005	2004	2003
Diluted earnings per share (cent)* **	**94.17**	81.60	71.89	63.41	54.12
Year-on-year growth	**15%**	14%	13%	17%	18%

Cash flow

	2007 €'000	2006 €'000	2005 €'000	2004 €'000	2003 €'000
Free cash excluding disposals	**136,589**	100,651	83,510	80,633	73,532
Acquisition / development expenditure	**548,868**	111,006	158,113	79,927	82,418



Group revenue (€m)
Total operating profit (€m)* **
Free cash flow (pre disposal €m)
EPS (cent)* **
Group operating margin (%)
1,908
173.1
136.6
94.2
7.70
2007
1,557
137.5
100.7
81.6
7.20
2006
1,408
120.1
83.5
71.9
7.00
2005
1,276
105.6
80.6
63.4
6.60
2004
1,231
92.6
73.5
54.1
7.00
2003

*Pre intangible amortisation and exceptional items.

^ Net of interest and tax.

** 2003 to 2005 are recalculated for IFRS at the same growth rates as UK GAAP.





Chairman's statement

Denis Lucey, Chairman

The 2007 financial year has been one of significant development for IAWS Group, plc. Group revenue grew by 22.5 per cent to €1.9bn and group operating profit* 31.0 per cent to €146.4m, while pre tax profits* increased by 15.8 per cent to €143.0m. Adjusted fully diluted earnings per share* grew by 15.4 per cent year-on-year to 94.17 cent.

In October 2006, IAWS announced its intention to create Origin Enterprises plc ("Origin") to develop a specialist focus around the original core Agri and non Lifestyle Foods businesses of the Group. Origin subsequently completed an Initial Public Offering ("IPO") of approximately 25 per cent of its share capital in June 2007. Origin continues to form an important part of the activities and interests of the Group.

On behalf of the Board of IAWS Group, plc we congratulate Tom O'Mahony (Origin CEO) and his team on their successful IPO and look forward to working with them to maximise the potential of Origin into the future.

The Origin businesses performed well during the year with revenue increasing by 8.9 per cent to €889.4m while operating profits* were up by 9.9 per cent at €38.1m.

In November 2006, the Group made its largest acquisition with the purchase of Otis Spunkmeyer. Otis Spunkmeyer is a leading brand in the sweet baked goods market in the US, directly servicing 60,000 customers across the country. The business is an excellent strategic fit for IAWS and has made a very strong contribution in the nine months since acquisition.

Overall, the Food business performed very well, increasing revenue by 37.5 per cent to over €1bn. Operating profit* from the Lifestyle Foods business was €108.3m compared to €77.1m in 2006, an increase of 40.4 per cent.

During the year, the Group commenced work on a new purpose built Centre of Excellence in Grangecastle, County Dublin, which is designed to help fuel the continued growth of IAWS' Irish and international Lifestyle Foods business. This €200m project is progressing on schedule with an expected completion date towards the end of the 2008 calendar year.

2007 saw another strong contribution from the Group's associates and joint venture amounting to €26.7m in the year. This represents an increase of 3.9 per cent over 2006.







Board changes

On 27 July 2007, Dr. Patrick Wall announced his retirement from the Board. We would like to thank Patrick for his considerable contribution during a period of important development for IAWS.

Mr. Philip Lynch, Mr. David Martin and Mr. Tom O'Mahony have announced their intentions to retire from the Board at the 2007 AGM, without seeking re-election.

On behalf of the Board, I would like to thank Philip for his leadership and contribution as CEO, Chairman and Board member. Similarly, I thank David for his very significant contribution as Group Finance Director and Board member.

Tom O'Mahony is stepping down from the Board to focus on his new role as Chief Executive of Origin.

Hugo Kane was appointed Chief Operations Officer during the year which is timely and appropriate given the future food focus of the Group.

Management and staff

IAWS' management and staff are the key drivers of the sustained success of the Group. On behalf of the Board, I would like to acknowledge their talent, hard work and commitment which has continued to drive the growth of the business in this exceptional year for IAWS. I would also like to congratulate Owen Killian, CEO, for his strategic vision and strong leadership.

Following the strategic repositioning of Origin and the acquisition of Otis Spunkmeyer in the US, the Group has improved focus and better product and geographic diversification. As a result, I believe IAWS Group, plc is well positioned to deliver sustainable growth.

Denis Lucey

Denis Lucey
Chairman

24 September 2007

** EPS, pre tax and operating profit are stated here before intangible amortisation and exceptional items.*



Review of business operations

Owen Killian, Chief Executive Officer

The Group's record of consistent double-digit growth was maintained in a transformational year. There was strong underlying growth in the core Lifestyle Foods business and substantial scale was achieved in the North American business. The Group successfully completed its largest ever acquisition, Otis Spunkmeyer, which made an excellent contribution to the Group in its first nine months. Origin Enterprises was listed on the IEX / AIM stock markets raising €100m of development capital to fund future growth.

Highlights of the year included:

- Strong underlying growth in Lifestyle Foods
- Substantial scale achieved in North American market
- The Group's largest ever acquisition - Otis Spunkmeyer
- US$450m long term debt placing
- Successful Origin IPO raises €100m development capital
- €256m in cash released from Origin to IAWS
- New underlying growth dynamic for Origin
- Cash acquisition spend of €459.9m and capex of €89.0m
- Commenced development of innovative European facility
- Free cash flow grows 36 per cent to €136.6m
- Year-end net debt to EBITDA, excluding Origin, ratio 2.4 times.

The Group is now reporting in three segments, Food North America, Food Europe and Origin. This segmental analysis reflects the changed profile of the Group and the comparative period has been restated accordingly.

We are differentiated by the commitment, passion and professionalism of our people who are dedicated to serving our customers in the exciting and dynamic market niches where we operate.

Outlook

The Group has made substantial investment in the period and the business is now well positioned in all its markets. Food inflation is now a reality and a challenge for all food companies operating in this area. We remain confident that our business model will continue to deliver benefits to our customers and that we are well placed to achieve future growth.



Owen Killian
Chief Executive Officer

24 September 2007







Food brands

Food Europe

Cuisine de France

Cuisine de France offers the consumer traditional French breads, pastries and also a wide range of continental-style breads, confectionery and hot savoury items. Cuisine de France provides a complete bake-off solution primarily to the retail industry, as well as staff training and category management to enable the timely delivery of ready-to-bake products.

Delice de France

Delice de France supplies high quality continental breads, viennoiserie, savoury and confectionery products, including hospitality goods, primarily to the foodservice and catering industry. The business offers premium solutions tailored to meet future customer and consumer needs. It is the UK's leading provider of innovative and authentic continental bakery products to the foodservice trade.

Pierre's

Pierre's is an established market leading brand providing a hot food solution to the retail and foodservice markets in Ireland. Pierre's supplies a versatile range of products for all channels and eating occasions.

Carroll Cuisine

Carroll Cuisine is one of the leading suppliers of chilled hams, sandwich fillings, ready meals and specialty products to both the foodservice and retail markets in Ireland.

Coup de Pates is the principal brand of Groupe Hubert, a leading developer and distributor of bakery products to the bakery, craft and foodservice sectors in France. Groupe Hubert offers its customers over 700 bread, viennoiserie, patisserie, traiteur and reception products.

Food North America

Otis Spunkmeyer

Otis Spunkmeyer is a leading, premium fresh baked goods brand in its US market categories. An iconic brand, it has strong recognition and awareness across a national customer base in the foodservice and retail channels.

La Brea Bakery

La Brea Bakery is widely credited as the pioneer and leader of the artisan bread movement in America. La Brea Bakery offers a wide assortment of rustic breads ranging from baguettes and loaves to sandwich and dinner rolls.



Food North America

	2007 €'000	2006 €'000	Change
Revenue	369,131	139,072	165.4%
Operating profit*	41,745	16,631	151%

** before intangible amortisation and exceptional items*

The Group has made substantial investment in developing its Lifestyle Foods business in the North American value-added bakery market through acquisition and capital investment in recent years. This has created an operation of substantial scale with iconic brands and a national reach in the USA.

Category leadership has been established in artisan breads and sweet baked goods. The acquisition of La Brea Bakery in 2001 enabled the Group to grow category leadership nationally in artisan bread while the Otis Spunkmeyer acquisition gives leadership in sweet baked goods.

Revenues in the US have now reached an annualised $600m or 5 per cent of the $12bn value-added bakery market. In the year under review, revenue grew by 165.4 per cent to €369.1m, including an excellent contribution from Otis Spunkmeyer of €220.1m for the nine month period since acquisition. Operating profits* in North America were up 151.0 per cent at €41.7m for the year. Otis Spunkmeyer contributed a strong €22.1m, making the acquisition earnings accretive for the Group in its first nine months.

Underlying growth in La Brea Bakery continued at a high rate with revenues increasing by 15.2 per cent to €149.0m while operating profits rose by 17.8 per cent to €19.6m after allowing for foreign currency fluctuations. Innovative product development based on lifestyle trends and growing brand awareness continue to drive superior growth in this dynamic category. This, together with ongoing capital investment in the Group's unique bakery technology, enables La Brea to maximise opportunities arising from growth trends favourable to freshly baked artisan bread.

The acquisition of Otis Spunkmeyer has been an excellent strategic fit, giving the Group new levels of reach and scale in North America by virtue of













Food North America

its extensive US production capabilities and distribution infrastructure. In North America, the Lifestyle Foods business has 2,368 employees, 53 direct store delivery ("DSD") points and seven manufacturing facilities.

These extensive infrastructure and production capabilities service over 300 DSD routes and over 70,000 DSD customers.

The Lifestyle Foods business has well invested unique bakery assets which provide a substantial platform for growth. The Group now has strength and depth in both the foodservice and retail markets. Foodservice and retail have an equal share of the US value-added bakery market.

The ongoing investment programme in North America has given the Group an unrivalled route to market with category leadership, superior branded concepts, high quality products and unique supply chain capabilities. Our business model conveys substantial benefits over costs for customers which, together with a proven management team, positions the Group favourably for further development and growth in North America.

Food North America locations


Export, PA
Swedesboro, NJ
San Leandro, CA
Los Angeles, CA
Los Angeles, CA
Cayce, SC
Austin, TX
Manufacturing
DSD
Not Shown: IAWS and Tim Hortons JV in Brantford, Ontario

North American Market	
No. of Consumers	296m
Revenue	$600m (pro forma)
Per Capita Revenue	$2
Employees	2,368
Manufacturing	7
DSD Facilities	53
No. of DSD Routes	>300
DSD Customers	> 70,000





Food Europe

	2007 €'000	2006 €'000	Change
Revenue	649,125	601,362	7.9%
Operating profit*	66,576	60,494	10.1%

** before intangible amortisation and exceptional items*

Revenue in Food Europe which comprises the Lifestyle Foods businesses in Ireland, the UK and France, increased to €649.1m. This reflects revenue growth of 7.9 per cent (underlying revenue growth of 7.3 per cent). Operating profit* in Food Europe increased by 10.1 per cent to €66.6m.

The Group estimates that there is a €90bn bakery market in Western Europe within which there is a €13bn value-added bakery market. The Lifestyle Foods business has an extensive product range in the value-added bakery market. The Group estimates that the value-added bakery market is growing at a rate of 4.5 per cent. In Europe, the Lifestyle Foods business has 2,170 employees, 23 DSD points and three manufacturing facilities. This extensive infrastructure and production capability services over 300 DSD routes and over 50,000 DSD customers.

The Group has considerable strength and depth in both the foodservice and retail markets. In retail, the Lifestyle Foods business offers value-added concepts through focusing on space profitability and differentiated offerings that satisfy consumers' continuous demand for high quality, appealing and convenient products. In foodservice, the Group offers solutions to our customers to maximise their profitability through focusing on menus, lower staff costs, less baking time and minimal product waste.











Food Europe

In both retail and foodservice, the Group offers an excellent value proposition which provides our customers with substantial benefits over costs. The Lifestyle Foods business continual focus and investment in concept and product development will ensure our value proposition to customers continues. This focus and investment on concept and product development is the primary driver for growth.

To further underpin this growth the Lifestyle Foods business is currently constructing a new world class facility at Grangecastle, Dublin, Ireland. Construction work has commenced on the site and €53m has been invested in the year under review. The commissioning of the facility will commence at the end of the current financial year and the benefits from this investment will be delivered from 2009 onwards.

The Group has invested in food infrastructure, production capabilities and a proven management team, which will underpin its successful business model and its future growth.

Food Europe locations


Letterkenny
Lisburn
Belshill
Galway
Dublin
Tullamore
Cork
Stone
Cambridge
Bristol
Southall
Lille
Lisieux
Paris
Metz
Belfort
Nantes
Moulins
Limoges
Lyon
Bordeaux
Toulouse
Béziers
Marseille

Food Europe Market	
No. of Consumers	126.4m
Revenue	€649m
Per Capita Revenue	€5
Employees	2,170
Manufacturing	3
DSD Facilities	23
No. of DSD Routes	> 300
DSD Customers	> 50,000

Origin Enterprises plc

	2007 €'000	2006 €'000	Change
Revenue	889,363	816,871	8.9%
Operating profit*	38,127	34,690	9.9%

* before intangible amortisation and exceptional items

Origin revenue was up 8.9 per cent at €889.4m (€816.9m). Operating profit* increased by 9.9 per cent to €38.1m from €34.7m.

Origin established a €350m credit facility during the period and raised €100m of development capital through the IPO of 25 per cent of its shares on the IEX / AIM stock markets. This development capital will facilitate the investment by Origin in future growth.

Origin made a good contribution to the Group during the period and shows a potential new growth dynamic arising from the renewed focus on the Origin businesses. Origin has a dedicated management resource to unlock value from its development property sites. Following the year-end, Origin acquired a controlling interest in Odlums for €35m and assumed €22m of debt.

Origin ENTERPRISES PLC





Financial review

Accounting policies

The 2007 Group financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and their interpretations issued by the International Accounting Standards Board (IASB) as adopted by the EU.

Following the IPO of 25 per cent of Origin Enterprises plc, and along with the creation of the Origin Long Term Incentive Plan described in Note 8, IAWS now owns 71.4 per cent of the Ordinary Share Capital of Origin. The Group continues to consolidate Origin as a subsidiary undertaking. A share of the profits of Origin are attributable to minority interests and presented as such in the Group income statement.

Analysis of results

Comprehensive commentary on Group revenue and operating profit by segment for 2007 is included in the Review of business operations on pages 6 to 15.

Key performance indicators

The Group considers the following measures to be important indicators of the underlying performance of the business:

*Adjusted fully diluted earnings per share (EPS)**

The Group reported an increase of 15.4 per cent in diluted earnings per share* for the year ending 31 July 2007 to 94.17c compared to 81.60c in the previous year. The adjusted profit for the financial year was €120.6m compared with €103.7m in 2006 - this was before an increased amortisation charge of €15.9m compared to €7.1m in the previous year.

Revenue

Group revenue was 22.5 per cent higher at €1.9 bn. The Food business achieved revenues of €1.0 bn, an increase of 37.5 per cent. Food North America reported revenue growth of 165.4 per cent. This includes nine months of revenue from Otis Spunkmeyer (€220.1m) and an increase in underlying revenues at La Brea Bakery of 15.2 per cent. Food Europe delivered underlying revenue growth of 7.3 per cent to €649.1m. Origin reported revenue growth of 8.9 per cent to €889.4m.

*Operating profit**

Group operating profit* increased by 31 per cent to €146.4m. The operating profit* from the Food business was €108.3m compared to €77.1m in 2006 – an increase of 40.4 per cent. Origin delivered a good performance with operating profits* of €38.1m which is 9.9 per cent higher than last year.

Return on investment

Return on investment for the Group was 11.4 per cent in 2007 compared to 15.1 per cent in the previous year. The return on investment in the Lifestyle Foods business decreased from 14.2 per cent to 10.0 per cent due to the €53m investment in the Grangecastle facility and a €460m investment in Otis Spunkmeyer with only 9 months of contribution. The Origin return on investment increased from 17.9 per cent to 18.8 per cent.

Free cash flow

During the year, due to strong underlying performance and cash management, the Group's free cash flow increased by 36 per cent to €136.6m.

Exceptional items

Total profit in the financial year includes an exceptional gain of €22.7m (before tax). This consists, primarily, of a net gain on dilution of Origin of €44.2m offset by pension exit costs and losses on the termination and disposal of operations of €21.3m. Total profit for the financial year in 2006 included an exceptional gain of €1.3m arising, primarily, from the disposal of an excess property.

Dividends

The Board is recommending a final dividend of 7.80 cent per ordinary share compared with 6.78 cent per ordinary share in 2006, an increase of 15.0 per cent. Together with the interim dividend of 7.51 cent per ordinary share, this raises the total dividend payment to 15.31 cent per ordinary share for the year, an increase of 13.5 per cent. The final dividend will be paid on 1 February 2008 to shareholders registered at close of business on 25 January 2008.

Treasury management

The Group operates a centralised Treasury function, which manages the debt and currency risks of the Group. The function's activities include managing interest rate risk, foreign currency risk and also ensuring the Group has sufficient committed credit facilities available. The Group does not engage in speculative trading. It is the Group's objective to minimise exposure to both foreign currency and interest rate fluctuations arising from its trading activities.

**EPS and operating profit are stated before intangible amortisation and exceptional items*

Financial review (continued)

Funding and liquidity management

The Group finances its activities through a combination of retained earnings and borrowings. Group net borrowings increased from €216.5m in 2006 to €479.6m. During the year, the Group completed a US$450m Guaranteed Senior Note Private Placement with UK and US institutions which has a weighted average tenor of 9.2 years. In addition to the private placement, the Group also has €950m syndicated multi-currency bank loan facilities and overdraft facilities totalling €96m to finance ongoing activities, capital expenditure and investment. €350m of the above syndicated loan facilities are held and guaranteed by Origin, without recourse to the wider IAWS Group, plc.

Interest rate management

The Group's objective continues to be to minimise the impact of interest rate volatility on its interest costs, thereby protecting profitability. The Group's objective is to maintain between 40 per cent and 70 per cent of overall Group average annual borrowings at fixed rates of interest through the issuance of fixed rate debt or use of interest rate swaps.

Foreign currency management

The Group's main operations are in the Euro zone, North America, and the UK, while it also has an investment in Switzerland. As a result, it is exposed to currency fluctuations, particularly sterling, Canadian dollar, US dollar and the Swiss franc. The Group manages the effect of balance sheet translation exposure by matching foreign currency investments with foreign currency borrowings. The Group also has transactional currency exposures that arise from non-base currency activities and foreign currency contracts are employed to reduce these currency exposures.

Pensions

During the year, following the formation of Origin, a plan to restructure the main IAWS Group Defined Benefit Pension Scheme (the "Scheme") was approved and was in the final steps of implementation at the year end. On completion of the plan, Origin will replace IAWS Group, plc as principal employer, at which stage the scheme will only include active members employed by Origin and the current deferred members of the scheme. All non-Origin members will be transferred to a new defined contribution scheme. In addition, during the year, the Trustees purchased annuities for the Scheme's existing pensioners, thereby extinguishing the Group's liability in the Scheme relating to those pensioners.

Taxation

The effective tax rate on ordinary activities for the year ended 31 July 2007 is broadly in line with prior year and reflects the mix of profits in the international jurisdictions in which the Group operates.

Patrick McEniff

Patrick McEniff
Chief Financial Officer

24 September 2007

10 year financial information

	Under IFRS			Under Irish GAAP						
	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000
										Restated
Group income statements										
Revenue	1,907,619	1,557,305	1,408,174	1,276,269	1,231,068	1,214,878	1,101,573	982,186	849,782	857,490
Operating profit before amortisation of intangible assets and exceptional items	146,448	111,815	98,548	84,648	85,755	82,530	69,105	60,219	46,662	39,254
Amortisation of intangible assets	(15,927)	(7,100)	(4,624)	(3,300)	(1,363)	(1,807)	(267)	(301)	(165)	
Exceptional items	22,732	1,347	8,627	1,584	(945)	2,001	4,998	6,562	1,765	46
Operating profit	153,253	106,062	102,551	82,932	83,447	82,724	73,836	66,480	48,262	39,300
Share of profit of associate and joint venture	26,656	25,653	21,520	24,490	9,966	4,202	4,162	1,732	2,495	2,522
Finance costs, net	(30,099)	(13,929)	(12,300)	(11,416)	(13,548)	(16,383)	(13,155)	(11,809)	(8,159)	(8,509)
Profit before tax	149,810	117,786	111,771	96,006	79,865	70,543	64,843	56,403	42,598	33,313
Income tax expense	(26,337)	(18,657)	(17,135)	(17,738)	(13,621)	(15,162)	(13,352)	(11,489)	(8,947)	(7,766)
Profit after tax	123,473	99,129	94,636	78,268	66,244	55,381	51,491	44,914	33,651	25,547
Group balance sheets										
Capital employed										
Property, plant and equipment	356,493	308,388	287,578	247,135	234,515	232,258	232,763	202,210	172,626	110,028
Goodwill and intangibles	784,481	334,024	336,028	183,531	149,528	156,738	161,655	62,960	19,883	
Investments in associates and joint venture	169,005	159,221	116,087	116,991	102,702	72,513	35,288	34,986	37,196	28,761
Investment properties	165,473	-	-	-	-	-	-	-	-	-
Net current (liabilities)/assets	(39,920)	(22,042)	(27,344)	(38,488)	(39,462)	(34,681)	(114,798)	(32,092)	(41,897)	3,469
Net non current liabilities	(189,221)	(82,330)	(109,125)	(30,367)	(24,241)	(23,022)	(44,048)	(33,910)	(25,319)	(23,801)
	1,246,311	697,261	603,224	478,802	423,042	403,806	270,860	234,154	162,489	118,457
Financed as follows:										
Total equity	766,728	480,736	383,355	337,392	267,944	219,381	171,648	129,357	90,024	62,249
Net debt	479,583	216,525	219,869	141,410	155,098	184,425	99,212	104,797	72,465	56,208
	1,246,311	697,261	603,224	478,802	423,042	403,806	270,860	234,154	162,489	118,457
Financial highlights										
Diluted earnings per share (cent)	94.17	81.60	71.89	62.10	53.00	44.80	37.50	31.40	25.60	20.40
Dividend per share (cent)	15.31	13.49	11.89	10.52	9.03	7.86	6.83	5.94	5.17	4.49
Free cash (€'000)	136,589	100,651	83,510	80,633	73,532	56,442	61,000	48,000	45,871	38,767

Directors

The Board of IAWS Group, plc consists of four executive directors and nine non-executive directors.

(a) Chairman

Denis Lucey (70) was appointed Chairman of the Group on 31 August 2005. Prior to that appointment he was Senior Independent Director. He is a former Chief Executive of Dairygold Co-operative Society Limited and is a director of a number of unlisted companies.

(b) Executive directors

Owen Killian (54) was appointed Chief Executive Officer on 1 October 2003. He has held senior executive positions with the Group since its flotation in 1988, having joined IAWS in 1977. He is also a non-executive director and Chairman of Origin Enterprises plc.

Patrick McEniff FCMA MBA (39) is Chief Financial Officer. He was appointed to the Board on 27 October 2004. He has been with the Group since 1989, in several senior positions, most recently Finance Director of the Lifestyle Foods business. He is also a non-executive director of Origin Enterprises plc.

Hugo Kane (48) is Chief Operations Officer. He was appointed to the Board on 1 September 2004. He joined Cuisine de France in 1993 as Operations Director and was appointed Managing Director in 2001. He became Head of Food in 2004 and has been at the forefront of the development of the Lifestyle Foods business. He was appointed Chief Operations Officer in September 2007.

Tom O'Mahony (45) is Chief Executive Officer of Origin Enterprises plc. He has held financial and operational management positions across the entire IAWS Group since 1985.

(c) Non-executive directors

Denis Buckley (61) is Chairman of Kerry Group plc, Kerry Co-operative Creameries Limited and a director of several unlisted companies.

Beatrice Dardis M.A. (62) has a background in agri-business. She is a director of several unlisted companies.

J. Brian Davy (65) is Chairman of Davy Stockbrokers. He is a former director of the Irish Stock Exchange and of Arnotts plc. He is Deputy Chairman of the Executive Committee of the National Maternity Hospital Holles Street and is a director of several unlisted companies.

Noreen Hynes B.Comm. FCA (54) is Managing Director of Aquarius Properties Abroad and previously held senior management positions with Irish Distillers, Coal Distributors and ICL. She is a former member of the Council of the Institute of Chartered Accountants in Ireland.

Philip Lynch (61) is a former Chairman and Chief Executive Officer of the Group. He is Chief Executive of One51 Limited and Irish Agricultural Wholesale Society Limited and is a director of C&C Group plc, Coillte Teo and FBD Holdings plc.

David Martin FCMA (63) is a former executive director of the Group. He is a director of The Irish Auditing And Accounting Supervisory Authority, the Dormant Accounts Board and a number of unlisted companies.

William G. Murphy B.Comm. (62) is a director of Glanbia plc and a former Deputy Managing Director of Glanbia. He is a director of a number of unlisted companies.

Paul N. Wilkinson M.A. (Oxon) (62) is Senior Independent Director. He previously held senior management positions with Unilever plc, Grand Metropolitan plc and RHM plc. He is a director of Thorntons plc and a number of unlisted companies.

Directors' report

The directors have pleasure in presenting their report together with the audited financial statements for the year ended 31 July 2007.

Principal activity and business review

The Group's principal activities comprise the manufacture and distribution of convenience food as well as, through its subsidiary group Origin Enterprises plc, the manufacture and distribution of agri and nutrition products. The Group has manufacturing, trading and distribution operations based in the Republic of Ireland, the United Kingdom, Continental Europe, the United States of America and Canada.

During the year under review, the Group continued to expand and develop its core activities. A detailed review of the performance of the Group is included in the Chairman's statement and the Review of business operations. The directors consider the state of affairs of the Company and the Group to be satisfactory. A list of the Company's significant subsidiaries, associates and joint venture is set out on pages 105 to 107.

Principal risks and uncertainties

The Board and senior management have invested significant time and resources in identifying specific risks across the Group, and in developing a culture of balanced risk minimisation. The Group has formal risk assessment processes in place through which risks and mitigating controls are evaluated. These processes are driven by business unit management, who are best placed to identify the significant ongoing and emerging risks facing their businesses. The outputs of these risk assessment processes are subject to various levels of review, up to and including Board level. Risks identified and associated mitigating controls are also subject to audit as part of operational, financial and health and safety audit programmes.

The risks identified fall broadly into four categories: strategic/commercial, operational, systems and financial. Some of the most significant strategic/commercial risks facing the Group include the impact of changes in food consumption patterns and the potential impact of competitor activity. In addition the Group faces the challenge of rising commodity and energy costs and the related challenge of passing on price increases to customers. The Group addresses these by focussing on research and development and product innovation to ensure that customer and consumer requirements are being anticipated and met on a continuing basis. The Group also closely monitors emerging changes to regulations or legislation on an ongoing basis. The attainment of the highest levels of product quality and customer service are also core to reducing the impact of these risks.

As a group that has grown both organically and through acquisitions, IAWS Group, plc faces risks and challenges associated with managing growth, and ensuring that processes around acquiring and integrating new businesses are robust. The management of major capital projects is also a key area of risk for the business. There is substantial experience within the Group of managing growth, and in successfully integrating acquired businesses. There is also strong project management capability with a track record of success in this area. Financial, commercial and operational due diligence is performed both by external consultants and in-house experts in advance of all new acquisitions. The integration of new acquisitions and the delivery of major project initiatives is carefully managed and controlled.

Operational risks facing the Group include issues associated with product contamination and general food scares affecting relevant products. A further operational risk to the Group, in common with most companies, is the risk of failure to address increasing compliance requirements particularly in the areas of health and safety, emissions and effluent control. These types of risks are mitigated through the establishment of thorough hygiene and health and safety systems, environmental/discharge controls, auditing of supplier facilities and ensuring product traceability.

The loss of a significant manufacturing/operational site through natural catastrophe or act of vandalism represents another risk that could, potentially, have a material impact on the Group. As a result, emphasis is given to ensuring that site security measures at all Group locations are robust. In addition, the Board is satisfied that significant management attention is given to the development of comprehensive operational disaster recovery plans.

Similarly, a significant IT system failure could adversely impact on operations. As a result, IT disaster recovery plans and system backup processes are implemented.

The Group has a track record of attracting and retaining high quality senior management and staff internationally. The Group is cognisant of cultural differences across the markets in which the business operates, and has put in place management teams with the skills and local knowledge to trade successfully in the Group's markets. As a result, the Group faces risks associated with the potential loss of key management personnel. The Board addresses these risks through incentivisation and retention initiatives, in addition to robust succession planning.

Directors' report (continued)

As an international Group with substantial operations and interests outside the euro-zone, IAWS Group, plc is subject to the risk of adverse movements in foreign currency exchange rates. Exposures are managed through matching foreign currency investments with foreign currency borrowings and through the use of foreign currency hedging contracts. Financial risk management objectives and policies are identified in the Financial review, and in note 23 to the Group financial statements on pages 78 to 79.

Results for the year

The results for the year are set out in the Group income statement on page 37. Profit for the financial year before dividends was €123,473,000 *(2006: €99,129,000)*.

Dividends

An interim dividend of 7.51 cent per share amounting to €9,516,000 was paid on ordinary shares. The directors recommend a final ordinary dividend of 7.80 cent per share subject to the shareholders' approval which will be paid on 1 February 2008 to shareholders registered at close of business on 25 January 2008. The total dividend for the year amounts to 15.31 cent per ordinary share, an increase of 13.5% from last year.

Future developments

The Group will continue to pursue new developments and unlock shareholder value, through both organic growth and acquisitions.

Research and development

The Group, through its extensive laboratory and testing facilities, pursues ongoing research and development programmes directed towards the development of new value added products.

Accounting records

The directors believe that they have complied with the requirements of Section 202 of the Companies Act, 1990 with regard to books of account by employing personnel with appropriate expertise and by providing adequate resources to the finance function. The books of account of the Company are maintained at Belgard Square House, Belgard Square, Tallaght, Dublin 24.

Corporate governance

Statements by the directors in relation to the Group's application of the provisions of the 2003 FRC Combined Code on Corporate Governance are set out on pages 23 to 26.

Corporate social responsibility

The Group views corporate social responsibility as an integral part of the organisation's culture. In all matters the Group strives to ensure it is acting in the best interests of all related parties and stakeholders.

Directors' and Secretary's interests

Details of the directors' and Company Secretary's interests in share capital and equity instruments are set out in the Report on directors' remuneration on pages 27 to 33.

Substantial holdings

As at 24 September 2007 the directors have been notified of the following shareholdings which amount to 3% or more of the Company's issued ordinary share capital:

	Number of shares	%
Bank of Ireland Nominees Limited*	31,647,004	24
FMR Corp/Fidelity International Limited	15,823,985	12
Bank of America	4,067,000	3

* *Bank of Ireland Nominees Limited advise that this shareholding represents the holding of their entire client base.*

Events after the balance sheet date

On 31 July 2007, Origin Enterprises plc announced that it had reached agreement to acquire the 50 per cent stake in the Odlums Group not already owned, as set out in note 34 to the Group financial statements. The transaction was conditional upon clearance from the Competition Authority which was received on 29 August 2007 and the transaction was completed on 30 August 2007. Other than this, there have been no significant events since the year-end which would require disclosure in the financial statements.

Directors and Secretary

Mr. D. Buckley, Mr. J. B. Davy, and Mr. W. G. Murphy, having served more than nine years as directors, retire in accordance with the Articles of Association and, being eligible, offer themselves for re-election.

Mr. D. Lucey, Mr. O. Killian and Ms. N. Hynes retire by rotation in accordance with the Articles of Association and, being eligible, offer themselves for re-election.

Directors' report (continued)

Mr. T. O'Mahony, having been co-opted to the Board on 25 October 2006, retired at the December 2006 AGM and was re-elected. Mr. T. O'Mahony retires without seeking re-election and Mr. P. Lynch and Mr. D. Martin, having served more than nine years as directors, also retire without seeking re-election. Dr. P. Wall resigned effective 31 July 2007. There were no other changes in directors during the year. None of the non-executive directors has a service contract with any Group company.

On 22 February 2007, Mr. A. Lowther resigned as Company Secretary and Mr. P. Morrissey was appointed Company Secretary.

Going concern

The directors have a reasonable expectation, having made appropriate enquiries, that the Group and the Company have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Auditor

In accordance with Section 160(2) of the Companies Act, 1963, the auditor, KPMG, Chartered Accountants, will continue in office.

On behalf of the Board

D. Lucey
Director

O. Killian
Director

24 September 2007

Corporate governance statement

for the year ended 31 July 2007

The Group is committed to maintaining the highest standards of corporate governance and this statement describes how the Company has applied the principles of the 2003 FRC Combined Code on Corporate Governance (the Combined Code), which is appended to the Listing Rules of the Irish and London Stock Exchanges.

The Board and Committees

The Board is responsible for setting the strategic direction and for providing leadership and control of the Company and Group. Matters reserved for decision to the Board and its committees are:

- Continuity or alteration of strategic direction of the Group.
- Appointment or dismissal of the Chief Executive Officer or the Company Secretary and recommendation for appointment or dismissal of any member of the board.
- Director and senior executive management succession planning.
- Policy on remuneration for executive directors and senior executive management.
- The issue of shares and debentures.
- Authorisation of arrangement of borrowing facilities.
- Setting budgets.
- Authorisation of major capital expenditure, acquisitions and disposals.
- Dividend policy.

Enhanced and effective governance is achieved by the separation of the roles of Chairman and Chief Executive Officer. The Board has delegated responsibility for the day-to-day management of the Group, through the Chief Executive Officer, to executive management.

Membership

Mr. T. O'Mahony, Mr. P. Lynch and Mr. D. Martin retire at the 2007 Annual General Meeting without seeking re-election and, with the resignation of Dr. P. Wall effective 31 July 2007, the Board will, for the greater part of the 2008 financial year, comprise 10 directors, being the Chairman, three executive directors and six non-executive directors. The Board considers that all of its members are independent in both character and judgment. The changes announced to the composition of the Board take place against the background of the Board's policy that at least half of its membership, excluding the Chairman, consist of directors determined to be independent based on the Combined Code criteria.

The Board changes, coupled with the flotation and separate admission to trading on the AIM/IEX markets of Origin Enterprises plc, have altered the independence profile of the Board for the purposes of the Combined Code and the Board has determined that, judged against the criteria set out in the Combined Code, Ms. B. Dardis, Ms. N. Hynes, Mr. P. N. Wilkinson, Mr. W. G. Murphy and Mr. D. Buckley are independent. In reaching that determination the Board took into consideration factors that might appear to affect the independence of Mr. W. G. Murphy and Mr. D. Buckley, being their length of service on the Board and directorships of bodies having business relationships with Origin Enterprises plc, now separately listed. In each case the Board decided that the independence of the relevant director was not compromised.

Chairman

The Chairman is responsible for the operational efficiency of the Board and for ensuring that all directors have full and timely access to the information necessary to enable them to discharge their duties. The Board is satisfied that the commitments of the Chairman outside the Group are not such as to interfere with the performance of his duties as Chairman of the Group.

Senior Independent Director

Mr. P. N. Wilkinson is Senior Independent Director and is available to shareholders if they have concerns that cannot be addressed through the normal channels of Chairman, Chief Executive Officer or Chief Financial Officer.

Company Secretary

All directors have access to the advice and services of the Company Secretary, who also acts as secretary to all of the Board committees, is responsible to the Board for ensuring that Board procedures are followed and ensuring compliance with applicable rules and regulations. The directors also have access to independent professional advice, at the Group's expense, if and when required.

Induction and development

On appointment to the Board, directors are provided with comprehensive documentation on the Group's operations, and are given the opportunity to visit sites and meet with key management. Directors also attend relevant courses and seminars, as appropriate.

Performance evaluation

Evaluation of the Board as a whole is the responsibility of the Board under the direction of the Chairman. The evaluation process involves the assessment of the extent to which objectives are achieved. During the year, performance evaluations of the Board, individual directors and Board committees were conducted by the Chairman.

The non-executive directors, under the leadership of the Senior Independent Director, Mr. P. N. Wilkinson are responsible for the performance evaluation of the Chairman. During the year, Mr. P. N. Wilkinson consulted with each non-executive director individually on a formal basis for this purpose and consulted, also, with the executive directors.

Corporate governance statement (continued)

for the year ended 31 July 2007

Board succession planning

The Board considers that it is composed of persons who bring a balance of skills and experience which is appropriate to the requirements of the business. Changes to the Board's composition can be arranged without undue disruption. The Board plans for its own succession with the assistance of the Nominations Committee.

Retirement and re-election

All directors are required to retire by rotation in accordance with the Company's Articles of Association. Since January 2006 non-executive directors with more than nine years service are subject to annual re-election. Of the remaining directors, at least one third retire at each Annual General Meeting.

Meetings

Meetings of directors are held regularly, usually on a monthly basis. Fourteen Board meetings were held during the year. Details of the meetings held during the year, both of the Board and of the Board committees, are contained in the schedule below, which also includes information on individual attendance.

In addition to the regular Board and committee meetings, the Chairman meets with the non-executive directors periodically without the executive directors being present.

Audit Committee

The Audit Committee comprises three non-executive directors, namely Ms. N. Hynes (Chairman), Ms. B. Dardis and Mr. P. N. Wilkinson, each of whom is considered by the Board to be independent. The Committee met four times during the year. Ms. N. Hynes is a Chartered Accountant and has significant recent and relevant financial experience. Dr. P. Wall resigned from the Board (and ceased membership of the Audit Committee) effective 31 July 2007.

The Audit Committee's role includes monitoring the integrity of the Group financial statements, and reviewing the interim and full year results announcements and significant financial reporting judgements contained therein. The Audit Committee also reviews the Group's internal controls, and the scope and effectiveness of the Group's internal audit function. The Head of Internal Audit has direct access to the Board Chairman and to the Audit Committee at all times and he and the Chief Financial Officer regularly attend meetings of the Audit Committee.

The Audit Committee is responsible for making recommendations to the Board in relation to the appointment and removal of the external auditor and for approving their remuneration and terms of engagement. It monitors the effectiveness of the audit process through regular contact with the auditor, and review of the audit plan and findings. The Committee monitors the external auditor's independence and objectivity, taking into consideration relevant professional and regulatory requirements, extent of services provided and fees paid.

Meetings held and attended in the financial year ended 31 July 2007 during the tenure of each director.

	Board		Acquisitions and Strategy		Audit		Nomination		Remuneration	
	Attended	Eligible to Attend	Attended	Eligible to Attend	Attended	Eligible to Attend	Attended	Eligible to Attend	Attended	Eligible to Attend
D. Buckley	12	14					3	3	6	7
B. Dardis	13	14			4	4				
J. B. Davy	14	14	4	4			3	3	7	7
N. Hynes	13	14			4	4				
H. Kane	13	14								
O. Killian	14	14	4	4						
D. Lucey	14	14	4	4			3	3	7	7
P. Lynch	11	14								
D. Martin	12	14								
P. McEniff	14	14	4	4						
T. O'Mahony	11	11								
W. G. Murphy	12	14							5	7
P. Wall*	13	14			3	4				
P. N. Wilkinson	12	14	4	4	4	4				

*Dr. P. Wall resigned from the Board of Directors effective 31 July 2007.

Corporate governance statement (continued)

for the year ended 31 July 2007

Audit Committee (continued)

The Audit Committee is also responsible for developing a policy on the engagement of the external auditor to provide non-audit services. The Audit Committee regularly monitors the non-audit services being provided to the Group by its external auditor, and has developed an Auditor Independence Policy to check that this does not impair its independence or objectivity. The policy sets out four key principles which underpin the provision of non-audit services by the external auditor: the auditor should not audit its own firm's work, make management decisions for the Group, have a mutuality of financial interest with the Group, or be put in the role of advocate for the Group. Activities that may be perceived to be in conflict with the role of the external auditor must be submitted to the Audit Committee for approval prior to engagement, regardless of the amounts involved.

The Audit Committee, operating under its terms of reference, discharged its responsibilities by reviewing:

- the Group's draft financial statements and interim results statement prior to Board approval and reviewing the external auditor's reports thereon;
- the appropriateness of the Group's accounting policies;
- the Group audit fee and non-audit fees payable to the Group's external auditor;
- the external auditor's plan for the audit of the Group's accounts, which included key areas of extended scope work, key risks to the accounts, confirmations of auditor independence and the proposed audit fee, and approving the terms of engagement for the audit;
- the output of the Group's risk assessment processes;
- post-acquisition reports on integration and performance of significant recent acquisitions;
- the internal audit function's terms of reference, resources, its work programme and reports on its work during the year;
- the arrangements by which staff may in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters;
- the Group's Financial Policies and Procedures manual.

Nomination Committee

The Nomination Committee comprises Mr. J. B. Davy (Chairman), Mr. D. Buckley and the Company Chairman, Mr. D. Lucey (all non-executive directors). The Nomination Committee is responsible for recommending to the Board directors for co-option and for the continuous review of senior management succession plans. The Board has not engaged external search services nor utilised open advertising in the appointment of non-executive directors. Instead, the process that has been used is for existing directors to identify persons who meet specific requirements in terms of qualifications and experience. The Nomination Committee then considers the suitability of such persons in greater detail.

Remuneration Committee

The Remuneration Committee comprises Mr. J. B. Davy (Chairman), Mr. W. G. Murphy, Mr. D. Buckley and the Company Chairman, Mr. D. Lucey (all non-executive directors). The Remuneration Committee determines and approves the Group policy on executive remuneration packages. Mr. D. Lucey was co-opted to the Remuneration Committee on 30 August 2006. The Group's remuneration policy for executive directors and details of directors' remuneration are contained in the Report on directors' remuneration on pages 27 to 33 in accordance with the Listing Rules of the Irish Stock Exchange.

Acquisition and Strategy Committee

The Acquisition and Strategy Committee comprises Mr. D. Lucey (Chairman), Mr. O. Killian, Mr. P. McEniff, Mr. P. N. Wilkinson and Mr. J. B. Davy. They are responsible to the Board for the detailed evaluation of acquisition prospects and for making recommendations thereon. They are also responsible to the Board for the continuous review of the strategic direction and plans being pursued by the Group.

Internal controls

The directors have overall responsibility for the Group's system of internal control and for reviewing its effectiveness. This involves an ongoing process for identifying, evaluating and managing the significant risks faced by the Group and reviewing the effectiveness of the resultant system of internal control throughout the period and up to the date of approval of the Annual Report and Financial Statements. This system is designed to manage risks that may impede the achievement of the Group's business objectives rather than to eliminate these risks. The internal control system therefore provides reasonable, though not absolute, assurance against material misstatement or loss.

The directors confirm that the Group's ongoing process for identifying, evaluating and managing its significant risks is in accordance with the Turnbull Guidance, *Internal Control: Guidance for Directors on the Combined Code*, for the year under review and to the date of approval of the Annual Report and Financial Statements. These procedures, which are subject to regular review, provide an ongoing process for identifying, evaluating and managing the significant risks faced by the Group.

The key risks which might impair the business from achieving its objectives, are identified and assessed by conducting detailed reviews with executive management at business unit level. Management at all levels is responsible for internal control. As such, the system of internal control throughout the Group's operations ensures that the organisation is capable of responding quickly to evolving business risks, and that significant internal control issues, should they arise, are reported promptly to appropriate levels of management.

Corporate governance statement (continued)

for the year ended 31 July 2007

Internal controls (continued)

The directors have established a number of key procedures designed to provide an effective system of internal control, which include a provision for the directors to review the effectiveness of the system. The key procedures, which are supported by detailed controls and processes, include:

Internal audit

A Group internal audit function, reporting directly to the Audit Committee, undertakes examinations of business processes on a risk basis and reports on controls throughout the Group.

Control environment

Maintaining an organisation structure with defined lines of responsibility and specified delegation of authority within which the Group's activities can be planned and monitored.

Financial reporting

A comprehensive financial reporting system involving the setting of annual budgets and plans, timely monthly reporting and variance analysis and ongoing review, supported by information systems developed for the purpose.

Risk management policies

Comprehensive policies and procedures are in place relating to computer security, capital expenditure, treasury risk management and credit risk management. Reputational risk management is also a key focus for the Group across all areas of the business.

Annual review of internal controls

The directors confirm that they have conducted an annual review of the effectiveness of the system of internal control as operated up to and including the date of approval of the financial statements. This has had regard to the processes for identifying the principal business risks facing the Group, the methods of managing those risks, the controls that are in place to contain them and the procedures to monitor them.

Communication with shareholders

Responsibility for effective communications with shareholders and for the Board's understanding of the views of major shareholders rests with the Chairman. On a day-to-day basis, contact with shareholders is the responsibility of the Chief Executive Officer and the Chief Financial Officer. The Senior Independent Director and any other member of the Board are available to meet major investors if required. Such communications are given high priority and there is regular dialogue with individual shareholders, as well as general presentations at the time of the release of the annual and interim results.

The Board papers, which are generally distributed to all directors in advance of Board meetings, include a report prepared by the Chief Financial Officer summarising investor relations activity during the preceding month including contacts between directors and executive management and current and prospective shareholders. The views of shareholders about the Group expressed through such contacts are also included in the report.

The Group issues its results promptly to individual shareholders and also publishes them on the Group's website, www.iaws.com. The results announcement is broadcast live on the Group's website and a recording of the webcast can subsequently be viewed on the website. The Company's Annual General Meeting affords each shareholder the opportunity to question the Chairman of the Board, the Chairmen of all committees and all other Board members. The notice of AGM and related papers are sent to shareholders at least 20 working days before the meeting. In addition, the Company responds throughout the year to numerous queries from shareholders on a broad range of issues.

Compliance

The Board is satisfied that, as at the date of this report, it has taken the necessary steps to be in compliance with Section 1 of the 2003 FRC Combined Code.

Report on directors' remuneration

for the year ended 31 July 2007

Remuneration Committee

The Remuneration Committee at 31 July 2007 comprised Mr. J. B. Davy (Chairman), Mr. W. G. Murphy, Mr. D. Buckley and Mr. D. Lucey, all non-executive directors who have no financial interests, other than as shareholders, in the matters to be decided, no potential conflicts of interest arising from cross-directorships and no day-to-day involvement in the running of the business.

The terms of reference of the Remuneration Committee are to determine the Group's policy on remuneration of executive directors and to consider and approve the salaries and other terms of the remuneration package for the executive directors. The Remuneration Committee is also responsible for monitoring the level and structure of remuneration for senior management.

Remuneration policy

The remuneration of the non-executive directors is determined by the Board, and reflects the time commitment and responsibilities of the role. The Group's policy on executive directors' remuneration recognises that employment and remuneration conditions for senior executives must properly reward and motivate them to perform in the best interests of the shareholders. The typical elements of the remuneration package for executive directors are basic salary and benefits, performance related bonuses, pensions and participation in the Group's long term incentive plans.

Executive directors' basic salary and benefits

Basic salary of executive directors is reviewed annually with regard to personal performance, Group performance and competitive market practice. Employment related benefits consist principally of a company car.

Performance related bonus

The Group pays performance related annual bonuses to executive directors which are linked to the overall performance of the Group.

Pensions

Pension benefits are determined solely in relation to basic salary.

Group Long Term Incentive Plan

The Group operates three separate long term incentive schemes two of which are under the IAWS Long Term Incentive Plan 2006, while the third is the Group Executive Incentive and Retention Plan approved in 2005. The awards under the schemes are self limiting and the qualifying conditions attaching to these schemes have been approved by the shareholders of the Group.

All three schemes are explained in this Report on directors' remuneration and the costs of the awards under each scheme are charged to the income statement in accordance with IFRS 2.

Earnings per share (EPS) growth, which is calculated after accounting for the cost of incentive scheme awards, is used as the key economic condition for the vesting of incentive awards.

During the year the shareholders approved the establishment of the IAWS Long Term Incentive Plan 2006 (the "IAWS Plan"). The IAWS Plan is an umbrella scheme which currently incorporates two schemes, the Employee Equity Participation Scheme ("EEPS") and the Executive Co-investment Scheme ("Matching Scheme"). The IAWS Plan is designed to ensure the retention and incentivisation of executives, managers and other employees and to attract new talent into the business. The schemes are designed to align the interests of executive directors and senior executives with the Group's shareholders through the promotion and encouragement of share ownership and to reward senior executives for driving the achievement of superior financial targets.

EEPS

The EEPS effectively replaces the 1997 Share Option Scheme (which expired in February 2007). Benefits under the EEPS generally do not vest unless growth in EPS during the performance period (3 financial years) exceeds growth in CPI plus 5% on an annualised basis.

Matching Scheme

Under the Matching Scheme participants have the prospect of receiving up to 3 shares for each Qualifying Investment Share held. EPS growth, measured over three financial years, has been fixed as the performance vesting criteria per the following table:

EPS Growth	Multiple (re Qualifying Investment Shares)
CPI plus 10% or more	3
CPI plus > 7.5% < 10%	2
CPI plus > 5% < 7.5%	1
CPI plus < 5%	0

Qualifying Investment Shares (in shares or CFD equivalents) must be held throughout the three year vesting period.

Report on directors' remuneration (continued)

for the year ended 31 July 2007

Group Executive Incentive and Retention Plan (EIRP)

The EIRP was adopted in January 2005 and operates by providing contingent entitlement to a lump sum award referable to a participant's reckonable salary. Awards are made subject to achievement of target cumulative growth in IAWS's EPS over the relevant period. The award is applied in the purchase of shares in IAWS, to be held by a trustee for the benefit of individual participants, for a fixed holding period, ranging from 3 to 5 years. Performance is measured per the following table:

Cumulative annual growth in EPS since 1 August 2004	Percentage of reckonable salary less prior year entitlements
0 ≤ 10%	0%
> 10% ≤ 10.5%	35%
>10.5% ≤ 12.5%	50%
>12.5% ≤ 15%	75%
> 15% ≤ 18%	90%
> 18% ≤ 21%	100%
> 21%	115%

Achievement of the EPS growth targets will be calculated by reference to the Company's annual financial statements having accounted for the cost of the awards as an expense item in accordance with IFRS 2, *Share-based Payment*.

Report on directors' remuneration (continued)

for the year ended 31 July 2007

Directors' remuneration

	2007	2006
	€'000	€'000
Executive directors		
Basic salaries	1,556	1,099
Performance bonus	2,223	966
Benefits in kind	97	85
Pension contributions	202	194
Executive Incentive and Retention Plan	484	282
	4,562	2,626
Average number of executive directors	4	3
	€'000	€'000
Non-executive directors		
Fees	735	781
Average number of non-executive directors	10	11

Report on directors' remuneration (continued)

for the year ended 31 July 2007

Individual directors' remuneration for the year ended 31 July 2007

	Basic salary	Performance bonus	BIK	Pension contributions	EIRP cost	Total 2007	Total 2006
	€'000	€'000	€'000	€'000	€'000	€'000	€'000
Executive directors							
O. Killian (1)	760	500	27	87	234	1,608	1,176
P. McEniff (2)	297	797	34	41	125	1,294	732
H. Kane (3)	297	797	24	48	125	1,291	718
T. O'Mahony	202	129	12	26		369	-
	1,556	2,223	97	202	484	4,562	2,626

(1) During the year the EIRP plan invested €300,000 in IAWS Group, plc shares on behalf of Mr. O. Killian in respect of his 2006 award and will invest a further €570,000 in the coming year in respect of his 2007 award. Mr. Killian will own each allotment of shares five years after each investment.

(2) During the year the EIRP plan invested €202,500 in IAWS Group, plc shares on behalf of Mr. P. McEniff in respect of his 2006 award and will invest a further €222,561 in the coming year in respect of his 2007 award. Mr. McEniff will own each allotment of shares five years after each investment.

(3) During the year the EIRP plan invested €202,500 in IAWS Group, plc shares on behalf of Mr. H. Kane in respect of his 2006 award and will invest a further €222,561 in the coming year in respect of his 2007 award. Mr. Kane will own each allotment of shares five years after each investment.

	2007	2006
	€'000	€'000
Non-executive directors		
D. Lucey	200	187
P. Lynch	50	71
D. Martin	50	50
D. Buckley	60	60
J. B. Davy	70	70
B. Dardis	55	55
J. C. Moloney *(deceased)*	-	38
W. G. Murphy	55	55
N. Hynes	70	70
P. Wall	55	55
P. N. Wilkinson	70	70
	735	781

Report on directors' remuneration (continued)

for the year ended 31 July 2007

Individual directors' remuneration for the year ended 31 July 2007 (continued)

Pension entitlements

Defined Benefit Pension Scheme

Aggregate pension benefits attributable to directors under defined benefit schemes for the year were as follows:

2007	Accrued annual pension at 31 July 2007	Increase in accrued pension (excluding inflation)	Transfer value of increase (excluding inflation)	Accrued annual pension at 31 July 2006
	€'000	€'000	€'000	€'000
O. Killian	330	72	914	249
P. McEniff	64	4	4	57
T. O'Mahony	62	2	[illegible]	-
	456	78	918	306

2006	Accrued annual pension at 31 July 2006	Increase in accrued pension (excluding inflation)	Transfer value of increase (excluding inflation)	Accrued annual pension at 31 July 2005
	€'000	€'000	€'000	€'000
O. Killian	249	35	400	208
P. McEniff	57	23	82	34
	306	58	482	242

Report on directors' remuneration (continued)

for the year ended 31 July 2007

Directors' and Company Secretary's share interests

The directors and Company Secretary who held office at 31 July 2007 had no interests, other than those shown below, in the ordinary shares in, or loan stock of, the Company or other Group undertakings. Beneficial interests at 31 July 2007 and 31 July 2006 were as follows:

Ordinary Shares in IAWS Group, plc at 30 cent each	**No. of shares 2007**	No. of shares 2006
Directors		
D. Lucey	**2,500**	2,500
O. Killian	**381,595**	312,845
P. McEniff	**161,507**	123,851
H. Kane	**143,108**	105,452
T. O'Mahony	**81,766**	70,084
D. Buckley	**4,500**	4,500
B. Dardis	**12,300**	12,300
J. B. Davy	**116,373**	116,373
N. Hynes	**2,000**	2,000
P. Lynch	**451,438**	451,438
D. Martin	**80,158**	80,158
W. G. Murphy	**12,342**	6,912
P. Wall	**1,000**	1,000
P. N. Wilkinson	**13,000**	11,000
Secretary		
P. Morrissey	**74,038**	57,029

Details of the interests of Mr. O. Killian, Mr. P. McEniff, Mr. H. Kane, Mr. T. O'Mahony and Mr. P. Morrissey in (a) Share options under the 1997 Share Option Scheme (b) Share entitlements under the EEPS and (c) Share entitlements under the Matching Scheme are set out on the next page. In addition, at 31 July 2007, Mr. T. O'Mahony was beneficially interested in 783,217 ordinary shares and 958,182 equity entitlements in Origin Enterprises plc.

There have been no changes in the interests as shown above between 31 July 2007 and 24 September 2007.

Report on directors' remuneration (continued)

for the year ended 31 July 2007

Directors' and company secretary's interests in equity instruments

Long term incentive scheme interests held during 2007 in respect of the ordinary shares of the Company are as follows:

1997 Share Option Scheme*

	31 July 2006	Granted in year	Exercised in year	31 July 2007	Earliest exercisable date†	Latest expiry date‡	Weighted average option price at 31 July 2007
Directors							
O. Killian	370,000	-	-	370,000	30/10/2006	21/04/2016	€12.62
D. Martin	210,000	-	-	210,000	07/10/2001	31/03/2011	€6.59
P. McEniff	300,000	-	-	300,000	30/10/2006	21/04/2016	€12.68
H. Kane	300,000	-	-	300,000	30/10/2006	21/04/2016	€12.11
T. O'Mahony	150,000	-	-	150,000	30/10/2006	21/04/2016	€11.57
Secretary							
P. Morrissey	150,000	-	-	150,000	30/10/2006	21/04/2016	€12.54

† *First tranche of options granted* ‡ *Last tranche of options granted*

No options over ordinary shares were exercised by the directors or the Company Secretary of IAWS Group plc during the year. The register of directors' interests contains full details of directors' options to subscribe for shares.

* This scheme expired in February 2007 and was replaced by the EEPS.

IAWS Plan – Matching Scheme

	Share entitlements awarded under Matching Scheme during year	Share entitlements awarded under Matching Scheme and held at 31 July 2007	Date by which qualifying conditions must be met
Directors			
O. Killian	150,000	150,000	01/12/2009
P. McEniff	75,000	75,000	01/12/2009
H. Kane	75,000	75,000	01/12/2009
Secretary			
P. Morrissey	30,000	30,000	01/12/2009

IAWS Plan – EEPS

	Awards at 1 August 2006	Share entitlements awarded during the year	Vested during the year	Lapsed during the year	Held at 31 July 2007	Date by which qualifying conditions must be met	Weighted average conversion price at 31 July 2007
Directors							
O. Killian	-	350,000	-	-	350,000	12/03/2010	€17.10
P. McEniff	-	200,000	-	-	200,000	12/03/2010	€17.10
H. Kane	-	200,000	-	-	200,000	12/03/2010	€17.10
Secretary							
P. Morrissey	-	50,000	-	-	50,000	12/03/2010	€17.10

No other directors of the Company held long term incentive scheme interests during 2007.

Statement of directors' responsibilities

The directors are responsible for preparing the Annual Report and the Group and Company financial statements, in accordance with applicable law and regulations.

Company law requires the directors to prepare Group and Company financial statements for each financial year. Under that law the directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards ('IFRSs') as adopted by the EU (EU IFRS) and have elected to prepare the Company financial statements in accordance with Generally Accepted Accounting Practice in Ireland, comprising applicable law and the financial reporting standards issued by the Accounting Standards Board and promulgated by the Institute of Chartered Accountants in Ireland.

The Group financial statements are required by EU IFRS to present fairly the financial position and performance of the Group; the Companies Acts, 1963 to 2006 provide, in relation to such financial statements, that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation. The Company financial statements are required by law to give a true and fair view of the state of affairs of the Company.

In preparing each of the Group and Company financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the Company will continue in business.

The directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that its financial statements comply with the Companies Acts, 1963 to 2006. They are also responsible for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and the requirements of the Listing Rules issued by the Irish Stock Exchange, the directors are also responsible for preparing a Directors' report and reports relating to directors' remuneration and corporate governance that comply with that law and those Rules.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Group's website. Legislation in the Republic of Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

On behalf of the Board

D. Lucey *Director* **O. Killian** *Director*

24 September 2007

Independent auditor's report to the members of IAWS Group, plc

We have audited the Group and Company financial statements (the "financial statements") of IAWS Group, plc for the year ended 31 July 2007, which comprise the Group Income Statement, the Group Balance Sheet, the Group Cash Flow Statement, the Group Statement of Recognised Income and Expense, the Group Statement of Accounting Policies and the related notes, and the Company Balance Sheet, Company Statement of Accounting Policies and related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with Section 193 of the Companies Act 1990. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

The directors' responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and EU IFRS, and for preparing the Company financial statements in accordance with applicable law and the accounting standards issued by the Accounting Standards Board and promulgated by the Institute of Chartered Accountants in Ireland (Generally Accepted Accounting Practice in Ireland), are set out in the Statement of Directors' Responsibilities on page 34.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and have been properly prepared in accordance with the Companies Acts, 1963 to 2006 and whether, in addition, the Group financial statements have been properly prepared in accordance with Article 4 of the IAS Regulation. We also report to you our opinion as to: whether proper books of account have been kept by the Company; whether at the balance sheet date, there exists a financial situation requiring the convening of an extraordinary general meeting of the Company; and whether the information given in the Directors' Report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit and whether the Company balance sheet is in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules of the Irish Stock Exchange regarding directors' remuneration and directors' transactions is not disclosed and, where practicable, include such information in our report.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Irish Stock Exchange, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Financial Highlights, the Chairman's Statement, the Review of Business Operations, the Financial Review, the Directors' Report, the Corporate Governance Statement, and the Report on Directors' Remuneration. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Independent auditor's report to the members of IAWS Group, plc (continued)

Opinion

In our opinion

- the Group financial statements give a true and fair view, in accordance with EU IFRS, of the state of the Group's affairs as at 31 July 2007 and of its profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Acts, 1963 to 2006 and Article 4 of the IAS Regulation;
- the Company financial statements give a true and fair view, in accordance with Generally Accepted Accounting Practice in Ireland, of the state of the Company's affairs as at 31 July 2007; and
- the Company financial statements have been properly prepared in accordance with the Companies Acts, 1963 to 2006.

We have obtained all the information and explanations which we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the Company. The Company balance sheet is in agreement with the books of account.

In our opinion the information given in the Directors' Report is consistent with the financial statements.

The net assets of the Company, as stated in the Company balance sheet, are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 July 2007 a financial situation which under Section 40 (1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the Company.

KPMG
Chartered Accountants
Registered Auditor
Dublin

24 September 2007

Group income statement

for the year ended 31 July 2007

	Notes	Pre-exceptional 2007 €'000	Exceptional 2007 €'000	Total 2007 €'000	Pre-exceptional 2006 €'000	Exceptional 2006 €'000	Total 2006 €'000
Revenue	1	1,907,619	-	1,907,619	1,557,305	-	1,557,305
Cost of sales		(1,416,507)	-	(1,416,507)	(1,204,238)	-	(1,204,238)
Gross profit		491,112	-	491,112	353,067	-	353,067
Operating costs, net	2	(344,664)	22,732	(321,932)	(241,252)	1,347	(239,905)
Operating profit before amortisation of intangible assets	1	146,448	22,732	169,180	111,815	1,347	113,162
Amortisation of intangible assets	14	(15,927)	-	(15,927)	(7,100)	-	(7,100)
Operating profit		130,521	22,732	153,253	104,715	1,347	106,062
Share of profit of associates and joint venture	6	26,656	-	26,656	25,653	-	25,653
Profit before financing costs		157,177	22,732	179,909	130,368	1,347	131,715
Financing income	3	6,609	-	6,609	4,964	-	4,964
Financing costs	3	(36,708)	-	(36,708)	(18,893)	-	(18,893)
Profit before tax		127,078	22,732	149,810	116,439	1,347	117,786
Income tax expense	9	(17,514)	(8,823)	(26,337)	(17,800)	(857)	(18,657)
Profit for the financial year		109,564	13,909	123,473	98,639	490	99,129
Attributable as follows:							
Equity shareholders				122,995			98,798
Minority interest	29			478			331
				123,473			99,129
Basic earnings per share	11			97.22c			78.68c
Diluted earnings per share	11			96.04c			77.77c

Group statement of recognised income and expense

for the year ended 31 July 2007

	Notes	2007 €'000	2006 €'000
Items of income and expense recognised directly in equity			
Foreign exchange translation adjustment		(4,063)	(57)
Share of associates' foreign exchange translation adjustment		1,684	524
Actuarial gain on Group and associate defined benefit pension schemes		12,594	4,811
Deferred tax effect of actuarial gain		(1,095)	(469)
(Losses)/gains relating to cash flow hedges		(1,952)	174
Deferred tax effect of cash flow hedges		712	(40)
Revaluation gains on properties transferred to investment properties		140,129	
Deferred tax effect of revaluation gains on properties transferred to investment properties		(25,502)	-
Net income recognised directly in equity		122,507	4,943
Profit for the financial year		123,473	99,129
Total recognised income for the year		245,980	104,072
Attributable as follows:			
Equity shareholders	28	244,933	103,720
Minority interest	29	1,047	352
Total recognised income and expense for the year		245,980	104,072

Group balance sheet

as at 31 July 2007

ASSETS	Notes	2007 €'000	2006 €'000
Non current assets			
Property, plant and equipment	12	356,493	308,388
Investment properties	13	165,473	-
Goodwill and intangible assets	14	784,481	334,024
Investments in associates and joint venture	15	169,005	159,221
Other investments	16	204	203
Deferred tax assets	25	14,689	8,474
Total non current assets		1,490,345	810,310
Current assets			
Inventory	17	137,646	88,539
Trade and other receivables	18	240,451	206,178
Derivative financial instruments	23	734	1,532
Cash and cash equivalents	21	86,059	74,556
Total current assets		464,890	370,805
TOTAL ASSETS		1,955,235	1,181,115

Group balance sheet (continued)

as at 31 July 2007

EQUITY	Notes	2007 €'000	2006 €'000
Called up share capital	27	**38,174**	37,856
Share premium	28	**57,001**	51,899
Retained earnings and other reserves	28	**620,922**	388,071
Total equity attributable to equity shareholders of parent		**716,097**	477,826
Minority interest	29	**50,631**	2,910
TOTAL EQUITY		**766,728**	480,736
LIABILITIES			
Non current liabilities			
Interest bearing loans and borrowings	22	**527,684**	285,945
Employee benefits	26	**8,705**	8,876
Deferred government grants	24	**2,929**	3,006
Other payables	19	**350**	345
Deferred tax liabilities	25	**147,041**	49,902
Provisions	20	**45,089**	28,878
Total non current liabilities		**731,798**	376,952
Current liabilities			
Interest bearing borrowings	22	**37,958**	5,136
Trade and other payables	19	**383,065**	299,570
Corporation tax payable		**31,741**	13,832
Derivative financial instruments	23	**3,945**	747
Provisions	20	**-**	4,142
Total current liabilities		**456,709**	323,427
TOTAL LIABILITIES		**1,188,507**	700,379
TOTAL EQUITY AND LIABILITIES		**1,955,235**	1,181,115

Group cash flow statement

for the year ended 31 July 2007

	Notes	2007 €'000	2006 €'000
Cash flows from operating activities			
Profit before tax		149,810	117,786
Financing costs, net		30,099	13,929
Share of profit of associates and joint venture		(26,656)	(25,653)
Exceptional items	2	(22,732)	(1,347)
Depreciation of property, plant and equipment	12	33,451	27,631
Amortisation of intangible assets	14	15,927	7,100
Amortisation of government grants	24	(79)	(354)
Employee share-based payment charge	8	6,007	1,550
Foreign exchange gains		(1,836)	(684)
Special pension contribution	26	-	(23,496)
Operating profit before changes in working capital		183,991	116,462
(Increase) in inventory		(22,740)	(84)
Decrease/(increase) in trade and other receivables		14,241	(32,124)
Increase in trade and other payables		11,814	21,189
Cash generated from operating activities		187,306	105,443
Interest paid		(29,547)	(11,880)
Income tax paid		(9,371)	(11,583)
Net cash inflow from operating activities		148,388	81,980

Group cash flow statement (continued)

for the year ended 31 July 2007

	Notes	2007 €'000	2006 €'000
Cash flows from investing activities			
Proceeds from sale of property, plant and equipment		1,912	4,448
Purchase of property, plant and equipment			
- ongoing		(11,710)	(7,910)
- new investments		(89,007)	(67,947)
Proceeds from disposal of business		1,031	-
Acquisition of subsidiaries and businesses, net of cash acquired		(442,449)	(2,644)
Purchase of intangible assets		(12,984)	-
Cash received on dilution of Origin Enterprises plc, net		97,521	-
Insurance proceeds, net		6,118	-
Disposal of other investments		-	655
Dividends received		18,000	19,118
Purchase of minority interest		(857)	(1,366)
Investments in associates and joint venture		-	(35,061)
Deferred consideration and acquisition costs paid		(3,571)	(3,988)
Other		5	(480)
Net cash flow from investing activities		(435,991)	(95,175)
Cash flows from financing activities			
Proceeds from issue of share capital		5,420	8,539
Drawdown of loan capital		277,528	67,144
Capital element of finance lease liabilities		(363)	(20,453)
Equity dividends paid		(18,089)	(16,036)
Receipt from derivative financial instrument		1,343	-
Net cash flow from financing activities		265,839	39,194
Net (decrease)/increase in cash and cash equivalents		(21,764)	25,999
Translation adjustment		470	380
Cash and cash equivalents at start of year		69,798	43,419
Cash and cash equivalents at end of year	21	48,504	69,798

Group statement of accounting policies

for the year ended 31 July 2007

IAWS Group, plc (the "Company") is a company domiciled and incorporated in Ireland. The Group's financial statements for the year ended 31 July 2007 consolidate the individual financial statements of the Company and its subsidiaries (together referred to as the "Group") and show the Group's interest in associates and joint venture using the equity method of accounting.

The individual and Group financial statements of the Company were authorised for issue by the directors on 24 September 2007.

Statement of compliance

As required by European Union (EU) law, the Group financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and their interpretations issued by the International Accounting Standards Board (IASB) as adopted by the EU.

The IFRS adopted by the EU applied by the Group in the preparation of these financial statements are those that were effective at 31 July 2007.

The Group has not applied the following IFRS and International Financial Reporting Interpretations Committee (IFRIC) Interpretations that have been issued but are not yet effective. The directors have formed the opinion that the adoption of these pronouncements will not have a significant effect on the Group financial statements, except for IFRS 7, *Financial Instruments: Disclosures* and Amendment to IAS 1, *Capital disclosures*. Their likely impact is briefly outlined below:

- Amendment to IAS 1, *Capital disclosures* (effective for periods beginning on or after 1 January 2007). This amendment will require additional disclosures regarding the capital structure of the Group;
- IFRS 7, *Financial Instruments: Disclosure* (effective for periods beginning on or after 1 January 2007). This standard updates and extends disclosure requirements of IAS 32 and will require significant additional disclosures relating to risk management policies, processes and financial instruments;
- IFRIC 10, *Interim Financial Reporting and Impairment* (effective for periods beginning on or after 1 November 2006); and
- IFRIC 11, *IFRS 2: Group and Treasury Share Transactions* (effective for periods beginning on or after 1 March 2007).

Basis of preparation

The Group financial statements are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: equity investments, investment properties, derivative financial instruments, pension obligations and share-based payments. The financial statements are presented in euro, rounded to the nearest thousand, which is the functional currency of the parent and the majority of the Group's operations.

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The areas involving a high degree of judgement, complexity, or areas where assumptions and estimates are significant to the Group financial statements, relate primarily to accounting for defined benefit pension schemes, financial instruments, share-based payments, provisions, intangible assets, goodwill impairment and deferred tax.

The accounting policies applied in the preparation of the financial statements for the years ended 31 July 2007 and 2006 are set out below and have been applied consistently over both years.

Basis of consolidation

The Group financial statements reflect the consolidation of the results, assets and liabilities of the parent undertaking and all of its subsidiaries, together with the Group's share of profits/losses of associates and joint venture. Where a subsidiary, associate or joint venture is acquired or disposed of during the financial year, the Group financial statements include the attributable results from or to the effective date when control passes.

Subsidiary undertakings

Subsidiary undertakings are those entities over which the Group has the power to control the operating and financial policies so as to obtain economic benefit from their activities. The amounts included in these financial statements in respect of the subsidiaries are taken from their latest financial statements prepared up to the year end. Where necessary, the accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Group statement of accounting policies (continued)

for the year ended 31 July 2007

Basis of consolidation (continued)

Associates and joint venture

Associates are those entities in which the Group has a significant influence over, but not control of, the financial and operating policies. Investments in associates are accounted for using the equity method of accounting. Joint ventures are those entities over whose operating and financial policies the Group exercises control jointly, under a contractual agreement, with one or more parties. Investments in joint ventures are accounted for using the equity method of accounting.

Under the equity method of accounting, the Group's share of the post-acquisition profits or losses of its associates and joint venture is recognised in the income statement. The income statement reflects, in profit before tax, the Group's share of profit after tax of its associates and joint venture in accordance with IAS 28, *Investments in Associates*, and IAS 31, *Interests in Joint Ventures*. The Group's interest in their net assets is included as investments in associates and joint venture in the Group balance sheet at an amount representing the Group's share of the fair value of the identifiable net assets at acquisition plus the Group's share of post acquisition retained income and expenses. The Group's investment in associates and joint venture includes goodwill on acquisition. The amounts included in these financial statements in respect of the post acquisition income and expenses of associates and joint venture are taken from their latest financial statements prepared up to their respective year ends together with management accounts for the intervening periods to the Group's year end. Where necessary, the accounting policies of associates and joint venture have been changed to ensure consistency with the policies adopted by the Group.

Transactions eliminated on consolidation

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the Group financial statements. Unrealised gains and income and expenses arising from transactions with associates and joint venture are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that they do not provide evidence of impairment.

Revenue

Revenue represents the fair value of the sale of goods and services supplied to third parties, after deducting discounts and exclusive of value added tax. Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer, it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably.

Segmental reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment) or in providing products or services within a particular economic environment (geographic segment), which is subject to risks and returns different from those of other segments.

The Group's primary format for segmental reporting is business segments and the secondary format is geographical segments. The risks and returns of the Group's operations are primarily determined by the different products that the Group sells rather than the geographical location of the Group's operations.

In September 2006, the Group established a new operating company creating a specialist focus around its original core Agri and non Lifestyle Foods businesses. The Group transferred these operations to a new wholly owned subsidiary, Origin Enterprises plc ("Origin"). Accordingly, the Group has revised, in the current period, its three business segments which form the primary format for segmental reporting. These are now Food Europe, Food North America and Origin. The Group's geographic segments are Europe and North America.

Segment assets and liabilities consist of property, plant and equipment, goodwill and intangible assets and other assets and liabilities that can be reasonably allocated to the reported segment. Unallocated assets and liabilities principally include current and deferred income tax balances together with financial assets and liabilities.

Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour and appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses.

Group statement of accounting policies (continued)

for the year ended 31 July 2007

Employee benefits

Pension obligations

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as the related employee service is received. The Group's net obligation in respect of defined benefit pension plans is calculated, separately for each plan, by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date on high quality corporate bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by a qualified actuary using the projected unit credit method. Actuarial gains and losses are recognised in the statement of recognised income and expense. Current and past service costs, interest on scheme liabilities and expected return on assets are recognised in the income statement.

Equity settled compensation

During the year, the Group established both the "IAWS Long Term Incentive Plan 2006" (the "IAWS Plan") and the "Origin Long Term Incentive Plan 2006" (the "Origin Plan").

The "1997 Share Option Scheme" expired during the year. The Group continues to recognise a share-based payments expense in respect of share options granted under the scheme in previous years.

All equity instruments granted under the IAWS Plan, the Origin Plan and the 1997 Share Option Scheme are equity settled share-based payments as defined in IFRS 2, *Share-based Payment*. The fair value of equity instruments granted is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the equity instrument. The fair value of the equity instruments granted is measured using an approved model, taking into account the terms and conditions under which the equity instruments were granted. The plans and share option scheme are each subject to a non-market vesting condition and, therefore, the amount recognised as an expense is adjusted to reflect the actual number of equity instruments that vest.

Group Executive Incentive and Retention Plan

The Group operates an incentive and retention plan for executives. The plan operates on an individual basis by providing contingent entitlement to a lump sum award referable to reckonable salary. Awards are applied through the purchase of shares in the Group to be held by a trustee for the benefit of individual participants for a 3 to 5 year period. The costs associated with the plan are written off to the income statement on a straight-line basis over the relevant period.

Taxation

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case the related tax is recognised in equity.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates and laws that have been enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred income tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. If the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction does not affect accounting or taxable profit or loss, it is not recognised. Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint venture, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred income tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be recovered. Deferred income tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Foreign currency

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to euro at the foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to euro at the actual rates when the transactions occurred. Foreign exchange differences arising on translation of the net assets of a foreign operation are recognised directly in equity, in a translation reserve.

Group statement of accounting policies (continued)

for the year ended 31 July 2007

Foreign currency (continued)

Exchange gains or losses on long term intra-group loans and on foreign currency borrowings, used to finance or provide a hedge against Group equity investments in non-euro denominated operations, are taken to the translation reserve to the extent that they are neither planned nor expected to be repaid in the foreseeable future or are expected to provide an effective hedge of the net investment. Any differences that have arisen since 1 August 2004, the date of transition to IFRS, are recognised in the currency translation reserve and are recycled through the income statement on the repayment of the intra-group loan or on disposal of the related business.

Dividends

Dividends are recognised in the period in which they are approved by the Company's shareholders, or in the case of an interim dividend, when it has been approved by the Board of Directors and paid.

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and impairment losses. Other subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure including repairs and maintenance costs is recognised in the income statement as an expense as incurred.

Depreciation is calculated to write off the cost less estimated residual value of property, plant and equipment, other than freehold land and assets under construction, on a straight line basis, by reference to the following estimated useful lives:

Buildings	25 to 50 years
Plant and machinery	3 to 15 years
Motor vehicles	3 to 7.5 years

The residual value of assets, if significant, and the useful life of assets is reassessed annually.

Gains and losses on disposals of property, plant and equipment are recognised on the completion of sale. Gains and losses on disposals are determined by comparing the proceeds received with the carrying amount and are included in operating profit.

Investment properties

Investment property, principally comprising land, is held for capital appreciation. Investment property is stated at fair value. The fair value is based on market value, being the estimated amount for which a property could be exchanged in an arms length transaction. Any gain or loss arising from a change in fair value is recognised in the income statement. When property is transferred to investment property following a change in use, any difference arising at the date of transfer between the carrying amount of the property immediately prior to transfer and its fair value is recognised in equity if it is a gain. Upon disposal of the property, the gain would be transferred to retained earnings. Any loss arising in this manner, unless it represents the reversal of a previously recognised gain, would be recognised immediately in the income statement.

Leased assets

Leases of property, plant and equipment, where the Group has substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased asset or the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in interest bearing loans and borrowings. The interest element of the payments is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The asset acquired under the finance lease is depreciated over the shorter of the useful life of the asset or the lease term.

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight line basis over the lease term.

Goodwill

All business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries, associates and joint venture. In respect of acquisitions that have occurred since 1 August 2004, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. In respect of acquisitions prior to this date, goodwill is included on the basis of its deemed cost, i.e. original cost less accumulated amortisation from the date of acquisition up to 31 July 2004, which represents the amount recorded under Irish GAAP. Goodwill is now stated at cost or deemed cost less any accumulated impairment losses. In respect of associates and joint venture, the carrying amount of goodwill is included in the carrying amount of the investment.

Intangible assets

Intangible assets acquired as part of a business combination are valued at their fair value at the date of acquisition. These generally include brand and customer related intangible assets.

Where intangible assets are separately acquired they are capitalised at cost. Intangible assets are amortised over the period of their expected useful lives in equal annual instalments.

Group statement of accounting policies (continued)

for the year ended 31 July 2007

Intangible assets (continued)

The expected useful lives of intangible assets range from 12 to 25 years.

Computer software that is not an integral part of an item of computer hardware is also classified as an intangible asset. These intangible assets are stated at cost less accumulated amortisation and impairment losses. Cost comprises purchase price and other directly attributable costs. The expected useful life of computer software is 5 years.

Impairment

The carrying amounts of the Group's assets, other than inventories (which are carried at the lower of cost and net realisable value), deferred tax assets (which are recognised based on recoverability), and those financial instruments, which are carried at fair value, are reviewed to determine whether there is an indication of impairment when an event or transaction indicates that there may be, except for goodwill and long life intangibles. If any such indication exists, an impairment test is carried out and the asset is written down to its recoverable amount. Goodwill is tested for impairment annually.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis. An impairment loss, other than in the case of goodwill, is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Other investments

Other investments are recognised at the fair value of the consideration given inclusive of any acquisition charges arising.

Inventory

Inventory is stated at the lower of cost on a first in, first out basis and net realisable value. Cost includes all expenditure, which has been incurred in the normal course of business in bringing the products to their present location and condition. Net realisable value is the estimated selling price of inventory on hand less all further costs to completion and all costs expected to be incurred in marketing, distribution and selling.

Trade and other receivables and payables

Trade and other receivables and payables are stated at cost less impairments, which approximates fair value given the short-dated nature of these assets and liabilities.

Trade receivables are carried at original invoice amount less an allowance for uncollectible debts. Provision is made when there is objective evidence that the Group may not be in a position to collect the associated debts.

Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Financial assets and liabilities

Set out below are the major methods and assumptions used in estimating the fair values of financial assets and liabilities.

Equity investments

When market values are available, fair value is determined by reference to the bid market price for such investments without any deduction for transaction costs. When market values are not available, the fair values have been determined based on expected future cash flows at current interest rates and exchange rates.

Short term bank deposits and cash and cash equivalents

For short term bank deposits and cash and cash equivalents with a remaining maturity of less than one year, the nominal amount is considered to approximate fair value.

Trade and other receivables/payables

For receivables and payables with a remaining life of less than one year or demand balances, the nominal amount is considered to approximate fair value. All other receivables and payables are discounted to determine their fair value.

Derivatives

Forward currency contracts and interest rate swaps are marked to market using quoted market values.

Group statement of accounting policies (continued)

for the year ended 31 July 2007

Financial assets and liabilities (continued)

Interest bearing loans and borrowings

For interest bearing loans and borrowings with a contractual repricing date of less than six months, the nominal amount is considered to approximate fair value. For loans with a repricing date of greater than one year, the fair value is calculated based on the expected future principal and interest cash flows, discounted at appropriate current market interest rates.

Finance lease liabilities

Fair value is based on the present value of future cash flows discounted at appropriate current market rates.

Derivative financial instruments

All derivatives are initially recorded at fair value on the date the contract is entered into and subsequently, at reporting dates remeasured to their fair value. The gain or loss arising on remeasurement is recognised in the income statement except where the instrument is a designated hedging instrument.

Derivative financial instruments are used to manage the Group's exposure to foreign currency risk, interest rate risk and commodity price risk through the use of forward currency contracts, interest rate swaps and futures contracts. These derivatives are generally designated as cash flow hedges in accordance with IAS 39. The Group does not enter into speculative derivative transactions.

Cash flow hedges

Subject to the satisfaction of certain criteria, relating to the documentation of the risk, objectives and strategy for the hedging transaction and the ongoing measurement of its effectiveness, cash flow hedges are accounted for under hedge accounting rules. In such cases, any unrealised gain or loss arising on the effective portion of the derivative instrument is recognised in the cash flow hedging reserve, a separate component of equity. Unrealised gains or losses on any ineffective portion of the derivative are recognised in the income statement. When the hedged transaction occurs the related gains or losses in the hedging reserve are transferred to the income statement.

Interest bearing borrowings

Interest bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost, using an effective interest rate method.

Government grants

Grants that compensate the Group for the cost of an asset are shown as deferred income and amortised in the Group income statement by instalments on a basis consistent with the depreciation policy of the relevant assets.

Other grants are credited to the income statement to offset the matching expenditure.

Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Exceptional items

The Group has adopted an income statement format which seeks to highlight significant items within the Group results for the year. The Group believes that this presentation provides a more informative analysis as it highlights one off items. Such items may include significant restructuring costs, profit or loss on disposal or termination of operations, claims, litigation costs and settlements, pension exit costs, profit or loss on disposal of investments and significant impairment of assets. Judgement is used by the Group in assessing the particular items, which by virtue of their scale and nature, should be disclosed in the income statement and related notes as exceptional items.

Notes to the Group financial statements

for the year ended 31 July 2007

1 Segment information

(a) Analysis by business segment

(i) Segment revenue and result

	FOOD EUROPE		FOOD NORTH AMERICA		ORIGIN		UNALLOCATED *		TOTAL GROUP	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000
Segment revenue	649,125	601,362	369,131	139,072	889,363	816,871	-	-	1,907,619	1,557,305
Operating profit before exceptional items	66,576	60,494	41,745	16,631	38,127	34,690	-	-	146,448	111,815
Exceptional items	(3,683)	-	(2,783)	(228)	1,146	1,575	28,052	-	22,732	1,347
Operating profit before amortisation of intangible assets	62,893	60,494	38,962	16,403	39,273	36,265	28,052	-	169,180	113,162
Amortisation of intangible assets	(6,882)	(6,114)	(8,248)	(264)	(797)	(722)	-	-	(15,927)	(7,100)
Operating profit	56,011	54,380	30,714	16,139	38,476	35,543	28,052	-	153,253	106,062
Share of profit of associates and joint venture	7,209	6,489	15,773	14,793	3,674	4,371	-	-	26,656	25,653
Profit before financing costs	63,220	60,869	46,487	30,932	42,150	39,914	28,052	-	179,909	131,715

* The Group has allocated neither the gain on dilution of Origin Enterprises plc nor pension exit costs to any business segment

Notes (continued)

1 Segment information (continued)

(a) *Analysis by business segment (continued)*

(ii) Segment assets

	FOOD EUROPE		FOOD NORTH AMERICA		ORIGIN		TOTAL GROUP	
	2007	2006	2007	2006	2007	2006	2007	2006
	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000
Segment assets excluding investments in associates and joint venture	565,040	517,921	715,193	170,678	404,311	248,530	1,684,544	937,129
Investments in associates and joint venture	77,777	74,024	64,707	65,577	26,521	19,620	169,005	159,221
Segment assets	642,817	591,945	779,900	236,255	430,832	268,150	1,853,549	1,096,350
Reconciliation to total assets as reported in Group balance sheet								
Listed investments							204	203
Derivative financial instruments							734	1,532
Cash and cash equivalents							86,059	74,556
Deferred tax assets							14,689	8,474
Total assets as reported in Group balance sheet							1,955,235	1,181,115

(iii) Segment liabilities

	FOOD EUROPE		FOOD NORTH AMERICA		ORIGIN		TOTAL GROUP	
	2007	2006	2007	2006	2007	2006	2007	2006
Segment liabilities	203,768	190,846	104,899	23,565	131,471	130,406	440,138	344,817
Reconciliation to total liabilities as reported in Group balance sheet								
Interest bearing loans and borrowings							565,642	291,081
Derivative financial instruments							3,945	747
Income tax and deferred tax liabilities							178,782	63,734
Total liabilities as reported in the Group balance sheet							1,188,507	700,379

Notes (continued)

1 Segment information (continued)

(a) Analysis by business segment (continued)

(iv) Other segment information

	FOOD EUROPE		FOOD NORTH AMERICA		ORIGIN		TOTAL GROUP	
	2007	2006	2007	2006	2007	2006	2007	2006
	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000
Depreciation	15,422	14,749	10,502	5,532	7,527	7,350	33,451	27,631
Capital expenditure – property, plant and equipment	66,671	17,941	24,835	27,006	10,187	8,645	101,693	53,592
Capital expenditure – computer related intangibles	725	4,625	581	-	29	69	1,335	4,694
Capital expenditure – brand related intangibles	12,984	-	-	-	-	782	12,984	782
Total capital expenditure	80,380	22,566	25,416	27,006	10,216	9,496	116,012	59,068

(b) Analysis by geographical segment

	EUROPE		FOOD NORTH AMERICA		TOTAL GROUP	
	2007	2006	2007	2006	2007	2006
	€'000	€'000	€'000	€'000	€'000	€'000
Segment revenue	1,538,488	1,418,233	369,131	139,072	1,907,619	1,557,305
Segment assets	1,073,649	860,095	779,900	236,255	1,853,549	1,096,350
Capital expenditure	90,596	32,062	25,416	27,006	116,012	59,068

2 Operating costs

	2007	2006
	€'000	€'000
Distribution expenses	239,138	152,029
Administration expenses	105,211	89,808
Other operating expense/(income)	315	(585)
Exceptional items	(22,732)	(1,347)
	321,932	239,905

Notes (continued)

2 Operating costs (continued)	2007 €'000	2006 €'000
Other operating expense/(income) and exceptional items comprise the following net charges/(credits):		
Other operating expense/(income):		
Capital grants released to income statement	(79)	(354)
Other	394	(231)
	315	(585)
Exceptional items:		
Gain on dilution of Origin Enterprises plc (i)	(44,197)	
Pension exit costs (ii)	16,145	
Loss on disposal and termination of operations (iii)	5,162	572
Loss/(gain) on disposal and impairments of property, plant and equipment	1,314	(1,304)
Gain on disposal of other investments	-	(615)
Insurance settlements, other restructuring costs and litigation claim (iv)	(1,156)	-
	(22,732)	(1,347)

(i) Gain on dilution of Origin Enterprises plc

In September 2006, the Group established a new operating company, Origin Enterprises plc ("Origin") and on 3 April 2007, the Group transferred its core Agri and non Lifestyle Foods businesses to Origin. During the year, management purchased ordinary shares in Origin totalling 4.7% of the then allotted share capital. On 5 June 2007, Origin allotted 33.3m shares in an initial public offering. This represented 25% of the enlarged share capital of Origin. The Group recognised a net gain on dilution of Origin of €44.2m being the difference in the proceeds received, net of costs, and the carrying amount of minority interest arising on the initial public offering.

(ii) Pension exit costs

€16.1m of costs were recorded as an exceptional item in the current year in relation to the restructuring of the IAWS Group Defined Benefit Pension Scheme (Note 26).

(iii) Loss on disposal and termination of operations

During the year a loss on disposal of operations was recognised on the disposal of assets in Power Seeds Limited, an Irish based company engaged in the business of seed assembly.

In addition a loss on termination of operations was recognised which consists primarily of provisions and impairments of property, plant and equipment made in respect of the termination of warehousing and distribution operations in the Lifestyle Foods business.

In 2006, the loss on termination of operations consisted primarily of the loss on the disposal of Premier Petfoods Limited.

(iv) Insurance settlement, other restructuring costs and litigation claim

During the year, two facilities operated by the Group suffered fire damage. Contingency plans were implemented and the impact on customers and operations was minimised. The insurance settlement represents the excess of the proceeds over the net book value of the assets destroyed and other restructuring costs incurred. The Group also recorded a charge for a litigation claim during the year.

Notes (continued)

3 Financing costs	2007 €'000	2006 €'000
Financing income		
Interest income	(1,048)	(387)
Defined benefit pension obligations: expected return on scheme assets (Note 26)	(5,561)	(4,577)
Total financing (income)	(6,609)	(4,964)
Financing costs		
Interest payable on bank loans and overdrafts	30,480	13,407
Interest payable under finance leases	157	460
Defined benefit pension obligations: interest cost on scheme liabilities (Note 26)	4,733	4,282
Financing charge on deferred consideration	1,338	744
Total financing costs	36,708	18,893
Financing costs, net	30,099	13,929

4 Statutory and other information

Group operating profit was arrived at after charging/(crediting) the following amounts:

	2007 €'000	2006 €'000
Depreciation of property, plant and equipment		
- owned assets	32,987	27,072
- leased assets	464	559
Amortisation of intangible assets	15,927	7,100
Amortisation of government grants	(79)	(354)
Operating lease rentals		
- plant and machinery	2,218	1,526
- other	20,715	12,849
Research and development expenditure	6,483	5,900
Auditor's remuneration for audit services	1,290	974
Auditor's remuneration for non-audit services	1,617	1,197

Notes (continued)

5 Directors' emoluments and interests

Directors' emoluments and interests are given in the Report on directors' remuneration on pages 27 to 33 inclusive in this Annual Report.

6 Group share of associates and joint venture profit after tax

	Associates		Joint venture	
	2007	2006	2007	2006
	€'000	€'000	€'000	€'000
Group share of:				
Revenue	253,132	203,030	51,820	52,900
Profit after tax	10,883	10,860	15,773	14,793

7 Employment

The average number of persons employed by the Group during the year was as follows:

	2007	2006
Sales and distribution	2,342	1,702
Production	2,156	1,504
Management and administration	642	588
	5,140	3,794

Aggregate employment costs of the Group are analysed as follows:

	2007	2006
	€'000	€'000
Wages and salaries	183,935	133,252
Social welfare costs	25,785	21,783
Pension costs (Note 26)		
- defined benefit schemes – statement of recognised income and expense	(9,060)	(4,811)
- defined benefit schemes – income statement*	12,594	1,796
- defined contribution schemes	2,684	2,228
Share-based payment (Note 8)	6,007	1,550
	221,945	155,798

* Consists principally of settlement costs relating to the purchase of annuities for pensioners of the IAWS Group Defined Benefit Pension Scheme

Notes (continued)

8 Share-based payments

The Group grants equity instruments under the following plans and schemes:

- The 1997 Share Option Scheme
- The Employee Equity Participation Scheme (EEPS) (IAWS Long Term Incentive Plan 2006)
- The Executive Co-Investment Scheme (Matching Scheme) (IAWS Long Term Incentive Plan 2006)
- The Origin Long Term Incentive Plan 2006

The general terms and conditions applicable to the equity instruments granted by IAWS Group, plc and its subsidiaries under the above listed plans are addressed in the Report on directors' remuneration and in this note.

The equity instruments granted to the Group's employees under the above plans are equity-settled share-based payments as defined in IFRS 2, *Share-based Payment*. The IFRS requires that a recognised valuation methodology be employed to determine the fair value of equity instruments granted and stipulates that this methodology should be consistent with methodologies used for the pricing of financial instruments. The expense reported in the Group income statement of €6,007,000 *(2006: €1,550,000)* has been arrived at through applying a recognised valuation model. This expense is made up of the 1997 Share Option Scheme charge of €2,402,000, the EEPS charge of €1,161,000, the Matching Scheme charge of €2,239,000 and the Origin Long Term Incentive Plan charge of €205,000.

(a) The 1997 Share Option Scheme

Impact on income statement

The measurement requirements of IFRS 2 have been implemented in respect of share options that were granted after 7 November 2002 that had not vested at the date of transition of the Company to IFRS (1 August 2005). The expense disclosed in the Group income statement relates to options granted in November 2003 and subsequent years.

	2007 €'000	2006 €'000
Granted in FY 2004	217	867
Granted in FY 2005	-	-
Granted in FY 2006	2,185	683
	2,402	1,550

Details of options granted under the share option scheme

	2007 Weighted exercise price €	2007 Number of options	2006 Weighted exercise price €	2006 Number of options
Options outstanding at beginning of year	10.82	5,587,500	7.40	4,314,000
Granted during the year (i)	-	-	14.16	2,692,500
Lapsed during the year	10.98	(330,500)	7.96	(136,000)
Exercised during the year	7.42	(716,750)	6.67	(1,283,000)
Options outstanding at end of year	11.35	4,540,250	10.82	5,587,500
Exercisable at end of year	7.80	2,004,750	6.93	1,874,500

Notes (continued)

8 Share-based payments (continued)

(i) During the year, employees were not granted any options over the Company's ordinary shares.

In prior year, pursuant to the share option scheme, employees were granted options over 2,692,500 of the Company's ordinary shares. These grants comprised options over 1,320,000 shares and 1,372,500 shares which may be exercised after the expiration of three and five years, respectively, from the dates of grant of those options subject to specified EPS growth targets being achieved. All options granted have a contractual life of ten years.

The weighted average share price on the date options were exercised during the year was €17.78.

Analysis of closing balance – outstanding at the end of the year

	Exercise price	Number of options 2007	Actual remaining life (years) 2007	Number of options 2006	Actual remaining life (years) 2006
Options by exercise price	€2.92			70,000	0.75
	€3.20	67,000	0.26	85,000	1.26
	€2.10	82,000	1.18	106,500	2.18
	€4.70	5,000	2.24	5,000	3.24
	€6.70	320,000	2.72	440,000	3.72
	€7.50	182,000	3.25	277,000	4.25
	€7.40	100,000	3.66	100,000	4.66
	€7.95	385,850	4.25	627,000	5.25
	€9.20	126,000	4.71	164,000	5.71
	€9.15	736,900	6.26	1,020,500	7.26
	€11.65	195,000	8.22	195,000	9.22
	€14.36	2,340,500	8.72	2,497,500	9.72
Total outstanding as at 31 July		4,540,250		5,587,500	

Analysis of closing balance – exercisable at end of year

	Exercise price	Number of options 2007	Actual remaining life (years) 2007	Number of options 2006	Actual remaining life (years) 2006
Options by exercise price	€2.92	-	-	70,000	0.75
	€3.20	67,000	0.26	85,000	1.26
	€2.10	82,000	1.18	106,500	2.18
	€4.70	5,000	2.24	5,000	3.24
	€6.70	320,000	2.72	440,000	3.72
	€7.50	182,000	3.25	277,000	4.25
	€7.40	100,000	3.66	100,000	4.66
	€7.95	385,850	4.25	627,000	5.25
	€9.20	126,000	4.71	164,000	5.71
	€9.15	736,900	6.26	-	7.26
Total exercisable as at 31 July		2,004,750		1,874,500	

Notes (continued)

8 Share-based payments (continued)

The weighted average fair values assigned to options granted under the share option scheme, which were computed in accordance with a binomial valuation methodology, were as follows:

	3 year	5 year
	€	€
Granted in FY 2004	2.49	-
Granted in FY 2005	-	-
Granted in FY 2006	2.66	3.69

The fair values of options granted under the share option scheme were determined using the following assumptions:

	FY 2006		FY 2005		FY 2004	
	3 Year	5 Year	3 Year	5 Year	3 Year	5 Year
Weighted average exercise price (€)	13.96	14.36	-	-	9.15	-
Risk-free interest rate (%)	3.58	3.82	-	-	2.00	-
Expected dividend payments over the expected life (%)	1.00	1.00	-	-	1.00	-
Expected volatility (%)	17.44	20.80	-	-	27.00	-
Expected life in years	5	7	-	-	7	-

The expected volatility was determined using the IAWS Group, plc month-end share prices in respect of the three year period preceding the grant of the share options. Share options are granted at market value at the date of grant. The expected life of the options is the average period from the date of grant to the date of exercise.

Other than the assumptions listed above, no other features of option grants were factored into the determination of fair value.

There were no modifications effected to the share option scheme during the course of 2007 and 2006.

(b) EEPS

Under the terms of the EEPS, employees are issued equity entitlements of €0.30 in the Company which will be converted into Ordinary Shares of €0.30 in the Company after the expiration of 3 years. The conversion will only occur upon the receipt of the conversion price from the employee, the happening of specified EPS targets and the employee remaining in employment.

Impact on income statement

	2007	2006
	€'000	€'000
Issued in FY 2007	1,161	-
	1,161	-

Notes (continued)

8 Share-based payments (continued)

Details of equity entitlements issued under the EEPS

	2007 Weighted conversion price €	2007 Number of equity entitlements
Outstanding at beginning of year		
Issued during the year (i)	17.10	970,000
Outstanding at end of year		970,000
Convertible at end of year		-

(i) During the year, employees were issued 970,000 equity entitlements in the Company. All equity entitlements granted have a life of ten years.

Analysis of closing balance – outstanding at the end of the year

	Conversion price	Number of equity entitlements 2007	Actual remaining life (years) 2007
Equity entitlement by conversion price	17.10	970,000	9.62
Total outstanding as at 31 July		970,000	

Analysis of closing balance – convertible to Ordinary Shares at end of the year

No equity entitlements are convertible into Ordinary Shares at the end of the year.

The fair values of equity entitlements issued under the scheme were determined using the following assumptions:

	FY 2007
Weighted average conversion price (€)	17.10
Risk-free interest rate (%)	4
Expected dividend payments over the expected life (%)	1
Expected volatility (%)	17
Expected life in years	5.3

The expected volatility was determined using the IAWS Group, plc month-end share prices in respect of the four year period preceding the grant of the equity entitlements. Equity entitlements are issued with a conversion price being the market value at the date of issue.

The expected life of the equity entitlements is the average period from the date of issue to the date of conversion. It was assumed that 20% of vested equity entitlements would be converted each year regardless of share price at conversion. In addition it was assumed that a further 60% of equity entitlements would convert provided that a minimum gain of 25% of the conversion price was achievable.

AT A GLANCE

Key Figures

KEY FIGURES
in CHF thousand

	2007	2006
Net sales	740 627	516 099
Change vs. previous year	+43.5%	+14.8%
Cash provided by operating activities	82 326	76 944
Change vs. previous year	+7.0%	+56.4%
in % of net sales	11.1%	14.9%
EBITDA	108 453	81 575
Change vs. previous year	+32.9%	+12.8%
in % of net sales	14.6%	15.8%
EBIT	67 254	52 251
Change vs. previous year	+28.7%	+14.3%
in % of net sales	9.1%	10.1%
Profit for the year	48 279	36 754
Change vs. previous year	+31.4%	+15.0%
in % of net sales	6.5%	7.1%
Capital expenditure	52 024	26 805
Number of employees	3 197	2 997
Total assets	657 903	618 752
Shareholders' equity	319 890	270 486
Equity in % of total assets	48.6%	43.7%

NET SALES
in CHF million


700
600
500
400
300
200
100
0
331.9
397.5
449.6
516.1
740.6
2003
2004
2005
2006
2007

EBIT
in CHF million


70
60
50
40
30
20
10
0
30.4
40.1
45.7
52.3
67.3
2003
2004
2005
2006
2007

CASH PROVIDED BY OPERATING ACTIVITIES
in CHF million


100
90
80
70
60
50
40
30
20
10
0
34.9
50.9
49.2
76.9
82.3
2003
2004
2005
2006
2007

PROFIT FOR THE YEAR
in CHF million


50
45
40
35
30
25
20
15
10
5
0
18.3
24.4
32.0
36.8
2003
2004
2005
2006
2007

TOTAL ASSETS
in CHF million


700
600
500
400
300
200
100
0
285.9
358.1
358.8
618.8
2003
2004
2005
2006
2007

SHAREHOLDERS' EQUITY
in CHF million


350
300
250
200
150
100
50
0
169.0
204.2
234.8
270.5
319.9
2003
2004
2005
2006
2007

The Hiestand Group is the leading manufacturer of convenience deep-frozen bakery products. It has subsidiaries in Switzerland, Germany, Austria, Poland, Malaysia, Japan and Turkey. In 2007 the Group generated sales of CHF 740.6 million. The company's innovative bakery goods, wide range of products and comprehensive services to actively promote sales create added value for B2B costumers. A dense logistics and distribution network ensures that products are always fresher than fresh and ready for sale to customers at all times. Only natural raw materials are used in Hiestand's quality bakery products. Hiestand Holding AG is listed on the SWX Swiss Exchange (security number 718 698).

HIESTAND GROUP ANNUAL REPORT 2007

ASPECT • Value chain

From raw material to point of sale

Hiestand is the world's leading provider of freshly produced, frozen baked goods for the point of sale.

→Hiestand delivers personally on all elements of the value chain – from raw materials procurement to point of sale presentation. That is essential for Hiestand's guarantee of superior product quality. Product superiority that drives consumer demand every day.

Hiestand's business activities cover four areas: the Hiestand value chain from the strategic point of view is presented on pages 4 to 11.






ASPECT | Service
On-time delivery and sales training

Hiestand generates footfall for the point of sale.

→Logistical and sales support for the point of sale are core Hiestand services. Frequent deliveries allow Hiestand to be close to the real needs of the point of sale, and to deliver efficient and effective advice and support.

Control of the last mile is a core factor in Hiestand's business success. The market's perception of Hiestand is illustrated by the report from Kuala Lumpur on pages 18 to 21.



Emotional experiences create a bond and generate loyalty. The pictures on pages 26 to 29 demonstrate how sales personnel become representatives of the Hiestand philosophy.



ASPECT Value chain
POSITION Procurement
FOCUS Quality

Flour, the raw material

Cereals are a type of grass. A wonderful one. That fact was known back in the time of the ancient Egyptians, who were cultivating cereal crops in around 4 000 BC. Cereals have played an important role in providing nutrition for humanity for millennia, and they have also had ancient religious significance. The ear of grain is a symbol of prosperity for farmers. Cereals were once used to pay taxes, and grains were used as a means of payment in Europe until well into the Middle Ages.

Under the bran, or seed coat, a grain of corn reveals a fascinating world: the endosperm, made up of starch and protein, and the germ, which contains minerals, vitamins, protein and fat. Milling the grain breaks it down and separates the bran from the endosperm. The germ is also removed. What remains is flour, obtained from wheat, rye, barley, buckwheat, oats, millet or maize. The fineness of the flour determines the quality of the baked goods: the crumb and the crust, but also the taste and how long it will last.

Hiestand purchases flour only from certified suppliers, who produce it using environmentally friendly processes.

Regular audits by impartial experts ensure that the rigorous Hiestand sourcing principles are adhered to. These do not just apply to flour, but also to all other raw materials such as water, butter, eggs, meat and poultry, vegetable, fruit and berries.

Quality is made explicit at Hiestand in the raw materials philosophy and passes on down the further stages in the value chain. It is expressed in top-quality products and in systematic control of the distribution channels right through to the retail partner's deep freeze.





ASPECT	Value chain
POSITION	Production
FOCUS	Tradition and innovation

The product, the croissant

Bread is more than a staple food. Numberless myths have grown up around bread. It appears in Christian and Jewish symbolism, and plays an important role in the customs of many peoples and ethnic groups. Bread and salt are traditional symbols of hospitality, and all over the world special kinds of bread are baked for many festivals. Bread is a part of our cultural heritage.

Handling bread dough is inspirational. Creative master bakers have always been able to bake innovations into bread, in a wide variety of ways. A legendary example is the croissant. Opinions are divided as to its origins: some say it was born in Vienna, others in Budapest. The croissant is said to have become popular in France through Marie Antoinette.

Hiestand has made the croissant the ambassador of Swiss baking culture. The Hiestand croissant is now found over 40 countries, spread all over the world.

Its size is adjusted to local consumer habits, and it is also available in typical local varieties.

Hiestand's production philosophy places professionalism and care first and foremost. But skill in handling natural ingredients is also important.

The quality of flour, for example, differs with each harvest. Hiestand adapts the production process to the raw materials available at any given time. This focus on the raw product ensures a consistently high standard of quality and perfect baking results. Production is based on clearly defined recipes, and is managed by sophisticated process technology. The quality of Hiestand products is supported by freezing them to improve keeping. Because they absorb moisture during freezing, they are fresher than fresh after baking.

Notes (continued)

8 Share-based payments (continued)

(c) Matching Scheme

Under the terms of the Matching Scheme, employees are issued equity entitlements of €0.30 in the Company which will be converted into Ordinary Shares of €0.30 in the Company after the expiration of three years. The conversion will only occur upon the receipt of the conversion price from the employee, the happening of specified EPS targets and the employee remaining in employment.

Impact on income statement

	2007 €'000	2006 €'000
Issued in FY 2007	2,239	-
	2,239	-

Details of equity entitlements issued under the Matching Scheme

	2007 Weighted conversion price €	2007 Number of equity entitlements
Outstanding at beginning of year	-	-
Issued during the year (i)	0.30	405,000
Outstanding at end of year		405,000
Convertible at end of year	-	-

(i) During the year, employees were granted 405,000 equity entitlements in the Company. All equity entitlements granted have a life of ten years.

Analysis of closing balance – outstanding at the end of the year

	Conversion price	Number of equity entitlements 2007	Actual remaining life (years) 2007
Equity entitlements by conversion price	0.30	405,000	9.62
Total outstanding as at 31 July		405,000	

Analysis of closing balance – convertible to Ordinary Shares at end of the year

No equity entitlements are convertible into Ordinary Shares at the end of the year.

The weighted average fair value assigned to equity entitlements issued under the Matching Scheme represents the value of an ordinary share adjusted for the lost dividends between date of issue and vesting date.

Notes (continued)

8 Share-based payments (continued)

(d) *The Origin Long Term Incentive Plan (the "Origin Plan")*

Ordinary Share Awards

Under the terms of the Origin Plan, 4,682,134 Ordinary Shares were issued to senior executives during the year. As the consideration paid for these shares equalled their fair value, no additional share-based compensation charge was recorded under IFRS 2, *Share-based Payment*. To retain the Ordinary Shares issued under the terms of the Origin Plan, the senior executives must remain with Origin Enterprises plc for five years and financial targets must be achieved. If the senior executive leaves before the five year period or the financial targets are not achieved, the Ordinary Shares issued under the terms of The Origin Plan may be reacquired by Origin Enterprises plc.

Awards of other Equity Entitlements

Under the terms of the Origin Plan, employees are issued equity entitlements of €0.01 in Origin Enterprises plc which will be converted into Ordinary Shares of €0.01 in the Company after the expiration of 5 years. The conversion will only occur upon the happening of specified EPS targets and the employee remaining in employment.

Impact on income statement

	2007 €'000	2006 €'000
Issued in FY 2007	205	-
	205	-

Details of equity entitlements issued under the Origin Plan

	2007 Weighted conversion price €	2007 Number of equity entitlements
Outstanding at beginning of year		
Issued during the year (i)	0.01	5,140,770
Outstanding at end of year		5,140,770
Convertible at end of year		-

(i) During the year, employees were issued 5,140,770 equity entitlements in the Company.

Analysis of closing balance – outstanding at the end of the year

	Conversion price	Number of equity entitlements 2007
Equity entitlements by conversion price	0.01	5,140,770
Total outstanding as at 31 July		5,140,770

Notes (continued)

8 **Share-based payments (continued)**

Analysis of closing balance – convertible to Ordinary Shares at end of the year

No equity entitlements are convertible into Ordinary Shares at the end of the year.

The weighted average fair value assigned to equity entitlements issued under the Origin Plan was calculated as the fair value of an ordinary share adjusted for the lost dividends between the date of issue and the vesting date.

9 **Income tax**	2007 €'000	2006 €'000
Current tax:		
Republic of Ireland:		
Corporation tax on profits for the year at 12.5% *(2006: 12.5%)*	24,109	5,848
Less: manufacturing relief	(706)	(617)
Adjustments in respect of prior years	(521)	112
Double taxation relief	-	(149)
	22,882	5,194
Overseas:		
Current tax on profit for the year	4,775	9,683
Adjustments in respect of prior years	284	(381)
	5,059	9,302
Total current tax charge	27,941	14,496
Deferred tax:		
Origination and reversal of timing differences	(2,343)	4,368
Adjustments in respect of prior years	739	(207)
Total deferred tax charge	(1,604)	4,161
Income tax expense	26,337	18,657

The deferred tax charge for the Group for the year ended 31 July 2007 reflects the impact of the legislated reduction in the UK tax rates from 30% to 28%.

Notes (continued)

9 Income tax (continued)	2007 €'000	2006 €'000
Reconciliation of average effective tax rate to applicable tax rate		
Profit before tax	149,810	117,786
Less share of profits of associates and joint venture	(26,656)	(25,653)
	123,154	92,133
Taxation based on Irish corporate rate of 12.5% *(2006: 12.5%)*	15,394	11,517
Expenses not deductible for tax purposes	6,992	1,502
Higher rates of tax on other income	411	1,146
Higher rates of tax on overseas earnings	4,051	5,692
Adjustments in respect of prior years	502	(476)
Manufacturing relief	(706)	(617)
Utilisation of losses forward	(791)	(255)
Other items	484	148
	26,337	18,657
Movement on deferred tax asset/(liability) recognised directly in equity		
Revaluation of property transferred to investment properties	25,502	-
Relating to Group employee benefit schemes	1,095	(469)
Derivative financial instruments	(712)	(40)
	25,885	(509)

10 Dividends	2007 €'000	2006 €'000
Dividends paid		
2007 interim dividend of 7.510 cent per ordinary share, paid on 20 April 2007	9,516	-
2006 final dividend of 6.780 cent per ordinary share, paid on 2 February 2007	8,573	-
2006 interim dividend of 6.710 cent per ordinary share, paid on 21 April 2006	-	8,441
2005 final dividend of 6.052 cent per ordinary share, paid on 3 February 2006	-	7,595
Total dividends paid to equity shareholders	18,089	16,036

Proposed dividends

It is proposed that a final dividend of 7.80 cent *(2006: 6.780 cent)* per ordinary share will be paid to ordinary shareholders after the balance sheet date. These proposed dividends have not been provided for in the Group balance sheet. The final dividend is subject to approval by the Group's shareholders at the Annual General Meeting.

Notes (continued)

11 Earnings per share

Basic earnings per share

The calculation of basic earnings per share for the year ended 31 July 2007 was based on the profit for the financial year attributable to ordinary shareholders of €122,995,000 *(2006: €98,798,000)* and the weighted average number of ordinary shares outstanding during the year of 126,505,312 *(2006: 125,568,177)* calculated as follows:

	2007 €'000	2006 €'000
Profit for financial year attributable to equity shareholders	122,995	98,798
Weighted average number of ordinary shares		
	'000	'000
Issued ordinary shares at 1 August	126,188	124,905
Effect of shares issued during the year	317	663
Weighted average number of ordinary shares for the year	126,505	125,568
Basic earnings per share	97.22 cent	78.68 cent

Diluted earnings per share

The calculation of diluted earnings per share at 31 July 2007 was based on diluted profit for the financial year attributable to ordinary shareholders of €122,964,000 *(2006: €98,798,000)* and the weighted average number of ordinary shares (diluted) outstanding during the year ended 31 July 2007 of 128,040,000 *(2006: 127,037,055)* calculated as follows:

	2007 €'000	2006 €'000
Profit for financial year attributable to equity shareholders	122,995	98,798
Effect on minority interest share of profits due to dilutive effect of Origin equity entitlements	(31)	-
Diluted profit for financial year attributable to equity shareholders	122,964	98,798
Weighted average number of ordinary shares (diluted)		
	'000	'000
Weighted average number of ordinary shares used in basic calculation	126,505	125,568
Effect of equity instruments with a dilutive effect	1,535	1,469
Weighted average number of ordinary shares (diluted) for the year	128,040	127,037
Diluted earnings per share	96.04 cent	77.77 cent

Notes (continued)

11 Earnings per share (continued)

Adjusted basic earnings per share

	2007	2006
	'000	'000
Weighted average number of ordinary shares (basic) at 31 July	126,505	125,568

	2007	2007	2006	2006
	€'000	Per share	€'000	Per share
		€ cent		€ cent
Profit for the financial year	122,995	97.22	98,798	78.68
Adjustments:				
Amortisation of intangible assets	15,927	12.59	7,100	5.65
Amortisation of related deferred tax liability	(4,406)	(3.48)	(1,749)	(1.39)
Exceptional items, net of tax	(13,909)	(10.99)	(490)	(0.39)
Adjusted basic earnings per share	120,607	95.34	103,659	82.55

Adjusted fully diluted earnings per share

	2007	2006
	'000	'000
Weighted average number of ordinary shares (diluted) at 31 July	128,040	127,037

	2007	2007	2006	2006
	€'000	Per share	€'000	Per share
		€ cent		€ cent
Diluted profit for financial year attributable to equity shareholders	122,964	96.04	98,798	77.77
Adjustments:				
Amortisation of intangible assets	15,927	12.44	7,100	5.59
Amortisation of related deferred tax liability	(4,406)	(3.44)	(1,749)	(1.38)
Exceptional items, net of tax	(13,909)	(10.87)	(490)	(0.38)
Adjusted fully diluted earnings per share	120,576	94.17	103,659	81.60

Notes (continued)

12 Property, plant and equipment

31 July 2007	Land and buildings €'000	Plant and machinery €'000	Motor vehicles €'000	Assets under construction €'000	Total €'000
Cost					
At 1 August 2006	178,074	299,953	3,424	2,089	483,540
Additions	7,455	43,465	228	50,545	101,693
Arising on acquisition (Note 31)	-	72,809	783	-	73,592
Disposals	(4,102)	(24,717)	(1,026)	-	(29,845)
Transfers to investment properties (Note 13)	(30,395)	-	-	-	(30,395)
Impairments	-	(23,038)	-	-	(23,038)
Translation adjustments	(169)	(9,621)	(20)	-	(9,810)
At 31 July 2007	**150,863**	**358,851**	**3,389**	**52,634**	**565,737**
Accumulated depreciation					
At 1 August 2006	29,834	142,810	2,508	-	175,152
Depreciation charge for year	4,282	28,566	603	-	33,451
Arising on acquisition (Note 31)	-	52,959	526	-	53,485
Disposals	(1,427)	(21,213)	(958)	-	(23,598)
Transfers to investment properties (Note 13)	(5,374)	-	-	-	(5,374)
Impairments	-	(20,831)	-	-	(20,831)
Translation adjustments	(124)	(2,897)	(20)	-	(3,041)
At 31 July 2007	**27,191**	**179,394**	**2,659**	-	**209,244**
Net book amounts					
At 31 July 2007	**123,672**	**179,457**	**730**	**52,634**	**356,493**
At 31 July 2006	148,240	157,143	916	2,089	308,388

Property, plant and equipment is stated at depreciated historic cost.

Notes (continued)

12 Property, plant and equipment (continued)

31 July 2006	Land and buildings €'000	Plant and machinery €'000	Motor vehicles €'000	Assets under construction €'000	Total €'000
Cost					
At 1 August 2005	180,718	261,653	5,046	-	447,417
Additions	1,261	49,835	407	2,089	53,592
Arising on acquisition	622	12	-	-	634
Disposals	(4,506)	(9,022)	(2,040)	-	(15,568)
Translation adjustments	(21)	(2,525)	11	-	(2,535)
At 31 July 2006	**178,074**	**299,953**	**3,424**	**2,089**	**483,540**
Accumulated depreciation					
At 1 August 2005	27,617	128,436	3,786	-	159,839
Depreciation charge for year	4,203	22,889	539	-	27,631
Disposals	(1,931)	(8,364)	(1,829)	-	(12,124)
Translation adjustments	(55)	(151)	12	-	(194)
At 31 July 2006	**29,834**	**142,810**	**2,508**	**-**	**175,152**
Net book amounts					
At 31 July 2006	**148,240**	**157,143**	**916**	**2,089**	**308,388**
At 31 July 2005	153,101	133,217	1,260	-	287,578

Notes (continued)

12 Property, plant and equipment (continued)

Assets held under finance leases

The net book value in respect of assets held under finance leases and accordingly capitalised in property, plant and equipment is as follows:

	Buildings €'000	Plant and equipment €'000	Total €'000
At 31 July 2007	**4,415**	**-**	**4,415**
At 31 July 2006	5,001	141	5,142

Future purchase commitments at 31 July 2007 for property, plant and equipment

	2007 €'000	2006 €'000
Contracted but not provided for in the financial statements	**134,512**	3,420
Authorised by the directors but not contracted for	**24,925**	3,200
Total	**159,437**	6,620

13 Investment properties

	2007 €'000
Balance at beginning of financial year	-
Transfer from property, plant and equipment (Note 12)	25,021
Revaluation	140,129
Other	323
Balance at end of financial year	165,473

Investment properties, principally comprising land located in Ireland, are held for capital appreciation.

During the year, the Group conducted a review of its property portfolio, and transferred four sites with a carrying amount of €25,021,000 to investment properties. The Group determined that these properties have significant development potential and are located in areas destined for future development and regeneration.

An independent valuations expert conducted a valuation of the properties, which valued them at €165 million, resulting in the recognition of revaluation gains and deferred tax amounting to €140,129,000 and €25,502,000, respectively. The valuation was on the basis of market value and complies with the requirements of the Valuation and Appraisal Standards (the Red Book) issued under the auspices of the Society of Chartered Surveyors. Market value represents the figure that would appear in a hypothetical contract of sale between a willing buyer and a willing seller in an arms length transaction.

Notes (continued)

14 Goodwill and intangible assets

31 July 2007	Goodwill €'000	Intangible assets: Customer related €'000	Intangible assets: Brand €'000	Intangible assets: Computer related €'000	Total €'000
Cost					
At 1 August 2006	258,735	26,585	48,229	18,150	351,699
Arising on acquisition (Note 31)	288,828	115,628	69,422	13,825	487,703
Additions	-	-	12,984	1,335	14,319
Disposals	-	-	-	(791)	(791)
Other	(488)	-	-	(460)	(948)
Translation adjustments	(15,735)	(4,824)	(2,897)	(630)	(24,086)
At 31 July 2007	**531,340**	**137,389**	**127,738**	**31,429**	**827,896**
Accumulated amortisation					
At 1 August 2006	-	3,629	5,759	8,287	17,675
Arising on acquisition (Note 31)	-	-	-	11,625	11,625
Amortisation	-	6,741	5,702	3,484	15,927
Disposals	-	-	-	(791)	(791)
Other	-	-	-	(181)	(181)
Translation adjustments	-	(189)	(103)	(548)	(840)
At 31 July 2007	**-**	**10,181**	**11,358**	**21,876**	**43,415**
Net book amounts					
At 31 July 2007	**531,340**	**127,208**	**116,380**	**9,553**	**784,481**
At 31 July 2006	258,735	22,956	42,470	9,863	334,024

Notes (continued)

14 Goodwill and intangible assets (continued)

31 July 2006	Goodwill	Intangible assets: Customer related	Intangible assets: Brand	Intangible assets: Computer related	Total
	€'000	€'000	€'000	€'000	€'000
Cost					
At 1 August 2005	259,013	26,585	47,447	13,536	346,581
Arising on acquisition	1,862	-	-	-	1,862
Additions	-	-	782	4,694	5,476
Disposals	-	-	-	(48)	(48)
Revision to deferred consideration	124	-	-	-	124
Translation adjustments	(2,264)	-	-	(32)	(2,296)
At 31 July 2006	258,735	26,585	48,229	18,150	351,699
Accumulated amortisation					
At 1 August 2005	-	1,414	2,623	6,516	10,553
Amortisation	-	2,215	3,136	1,749	7,100
Disposals	-	-	-	(29)	(29)
Translation adjustments	-	-	-	51	51
At 31 July 2006	-	3,629	5,759	8,287	17,675
Net book amounts					
At 31 July 2006	258,735	22,956	42,470	9,863	334,024
At 31 July 2005	259,013	25,171	44,824	7,020	336,028

The useful lives of all intangible assets are finite and range from 5 to 25 years depending on the nature of the asset.

Notes (continued)

14 Goodwill and intangible assets (continued)

Impairment testing on goodwill

No impairment losses have been recognised in respect of the Group's cash generating units in the years ended 31 July 2007 and 2006.

The recoverable amounts of cash generating units are based on value in use calculations. Those calculations use cash flow projections based on expected future operating results and cash flows. The cash flow projections are based on current operating results of the individual cash generating units and a conservative assumption regarding future organic growth. For the purposes of the calculation of value in use, the cash flows are projected over a 5 year period with additional cash flows in subsequent years calculated using a terminal value methodology, unless a shorter period is appropriate to the circumstances of a particular cash generating unit. The cash flows are discounted using appropriate risk adjusted discount rates averaging 8.12% *(2006: 8.37%)*, reflecting the risk associated with the individual future cash flows and the risk free rate. Included in investment in joint venture and associates is goodwill with a carrying amount of €42,796,000 *(2006: €44,657,000)*. This goodwill is subject to annual impairment testing on a similar basis to the goodwill arising in the Group's subsidiaries. Any adverse change in the expected future operational results and cash flows may result in the value in use being less that the carrying value of a business unit and would require that the carrying value of the business unit be impaired and stated at the greater of the value in use or the recoverable amount of the business unit.

Key assumptions include management's estimates of future profitability, replacement capital expenditure requirements, trade working capital investment needs and tax considerations. The term of the discounted cashflow model is a significant factor in determining the fair value of the cash-generating units. The term has been arrived at taking account of the Group's strong financial position, its established history of earnings growth and cash flow generation and its proven ability to pursue and integrate value enhancing acquisitions.

The carrying amount of goodwill is made up primarily of goodwill attributed to cash generating units within the Food Europe and Food North America businesses. Goodwill of €89.8m has been allocated to Groupe Hubert, a cash generating unit within the Food Europe business. Goodwill of €58m has been allocated to La Brea Bakeries and €288.4m has been allocated to Otis Spunkmeyer Inc., both cash generating units within the Food North America business.

Notes (continued)

15 Investments in associates and joint venture

31 July 2007	Associates		Joint venture		
	Share of net assets	Goodwill	Share of net assets	Goodwill	Total
	€'000	€'000	€'000	€'000	€'000
At 1 August 2006	55,440	38,204	59,124	6,453	159,221
Share of profits after tax	10,883	-	15,773	-	26,656
Dividends received	(1,759)	-	(16,241)	-	(18,000)
Gains/(losses) recognised directly through equity	5,212	-	(28)	-	5,184
Translation adjustments	(1,850)	(1,833)	(345)	(28)	(4,056)
At 31 July 2007	**67,926**	**36,371**	**58,283**	**6,425**	**169,005**
31 July 2006					
At 1 August 2006	36,052	14,282	59,496	6,257	116,087
Investments	10,513	24,548	-	-	35,061
Share of profits after tax	10,860	-	14,793	-	25,653
Dividends received	(2,451)	-	(16,667)	-	(19,118)
Gains recognised directly through equity	524	-	-	-	524
Translation adjustments	(58)	(626)	1,502	196	1,014
At 31 July 2006	**55,440**	**38,204**	**59,124**	**6,453**	**159,221**

The amounts included in these financial statements in respect of the income and expenses of associates and joint venture are taken from their latest financial statements prepared up to their respective year ends together with management accounts for the intervening periods to the Group's year end. Hiestand Holding AG, included within associates, and the joint venture, Cillryan's Bakery Limited, have year ends of 31 December.

The share price of Hiestand Holding AG, which is accounted for using the equity method of accounting, was €1,311 per share at 31 July 2007.

Notes (continued)

15 Investments in associates and joint venture (continued)

The investment in associates and joint venture (including goodwill) is analysed as follows:

31 July 2007	Associates €'000	Joint venture €'000	Total €'000
Non current assets	97,240	49,904	147,144
Current assets	67,616	19,215	86,831
Non current liabilities	(45,245)	(3,760)	(49,005)
Current liabilities	(51,685)	(7,076)	(58,761)
Net assets	**67,926**	**58,283**	**126,209**
Goodwill	36,371	6,425	42,796
At 31 July 2007	**104,297**	**64,708**	**169,005**

31 July 2006	Associates €'000	Joint venture €'000	Total €'000
Non current assets	46,555	48,471	95,026
Current assets	53,736	19,564	73,300
Non current liabilities	(23,957)	(4,701)	(28,658)
Current liabilities	(20,894)	(4,210)	(25,104)
Net assets	**55,440**	**59,124**	**114,564**
Goodwill	38,204	6,453	44,657
At 31 July 2006	**93,644**	**65,577**	**159,221**

16 Other investments

	2007 €'000	2006 €'000
Balance at 1 August	203	242
Disposal	-	(40)
Translation adjustment	1	1
Balance at 31 July	204	203

Notes (continued)

17 **Inventory**

	2007 €'000	2006 €'000
Raw materials	37,433	12,035
Finished goods	96,543	73,020
Consumable stores	3,670	3,484
Total inventory at the lower of cost and net realisable value	137,646	88,539

18 **Trade and other receivables**

	2007 €'000	2006 €'000
Trade receivables	181,144	160,767
Trade receivables due from associates	1,420	1,149
VAT recoverable	8,485	5,451
Other receivables	49,402	38,811
	240,451	206,178

A total expense of €1,365,000 *(2006: €556,000)* was recognised in the income statement arising from impairment of trade receivables.

19 **Trade and other payables**

	2007 €'000	2006 €'000
Non current		
Other payables	350	345
Current		
Trade payables	171,723	159,280
Trade payables due to associates and joint venture	1,351	975
Accruals and other payables	203,099	133,073
Income tax and social welfare	3,387	3,090
Value added tax	3,505	3,152
	383,065	299,570

Non current payables are due entirely within five years.

Notes (continued)

20. Provisions

Provisions comprise the net present value of the amounts expected to be payable in respect of deferred consideration. Residual deferred consideration is due entirely within five years.

	2007 €'000	2006 €'000
Non current		
Balance at 1 August	28,878	31,632
Arising on acquisition	15,537	-
Discounting charge	1,338	744
Reclassified to current	-	(3,481)
Translation adjustment	(664)	(17)
Balance at 31 July	45,089	28,878
Current		
Balance at 1 August	4,142	4,983
Payment of deferred consideration	(3,571)	(3,988)
Revision to estimate in respect of previous transactions	(571)	(334)
Reclassified from non current	-	3,481
Balance at 31 July	-	4,142

21 Cash and cash equivalents

In accordance with IAS 7, *Cash Flow Statements*, cash and cash equivalents comprise cash balances held for the purposes of meeting short-term cash commitments and investments which are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Bank overdrafts are included within current interest bearing borrowings in the Group balance sheet.

	2007 €'000	2006 €'000
Cash at bank and in hand	86,059	74,556
Bank overdrafts (Note 22)	(37,555)	(4,758)
Included in the Group cash flow statement	48,504	69,798

Cash at bank and in hand earns interest at floating rates based on daily deposit bank rates. Short-term deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

Notes (continued)

22 Interest bearing loans and borrowings

The Group policy is to fix a substantial proportion of the Group's medium to long term exposure to interest rates. To achieve this objective, the Group enters into interest rate swaps with a view to changing interest receivable or payable on the Group's underlying cash and borrowings from variable to fixed rates. In addition, the Group has also issued fixed rate private debt. The Group policy is to maintain between 40% and 70% of overall Group average annual borrowings at fixed rates of interest.

During the year, the Group completed a US$450 million Guaranteed Senior Note Private Placement (the "Notes") with UK and US institutions. The Notes have a weighted average tenor of 9.2 years and bear a fixed rate of interest of 5.82% which is payable semi-annually.

Interest bearing loans and borrowings were as follows at 31 July:

	2007 €'000	2006 €'000
Bank loans and overdrafts	**563,057**	288,131
Finance leases	**2,585**	2,950
Interest bearing loans and borrowings	**565,642**	291,081
Included in current liabilities in the Group balance sheet		
Bank overdrafts (Note 21)	**37,555**	4,758
Finance leases	**403**	378
Current interest bearing loans and borrowings	**37,958**	5,136
Non current interest bearing loans and borrowings	**527,684**	285,945

There is no significant difference between the book values and fair values of interest bearing loans and borrowings.

Guarantees

All Group borrowings are secured by guarantees from IAWS Group, plc and cross guarantees from various companies within the Group. The Group treats these guarantees as insurance contracts and accounts for them as such.

Notes (continued)

22 Interest bearing loans and borrowings (continued)	2007 €'000	2006 €'000
Repayment schedule – loans and overdrafts		
Within one year	37,555	4,758
Between one and two years	361	842
Between two and three years	-	-
Between three and four years	-	-
Between four and five years	196,889	282,531
After five years	328,252	-
Loans and overdrafts	563,057	288,131
Repayment schedule – finance leases		
Within one year	403	378
Between one and two years	399	376
Between two and three years	422	398
Between three and four years	446	421
Between four and five years	470	445
After five years	445	932
Finance leases	2,585	2,950

Borrowing facilities

Various borrowing facilities are available to the Group. The undrawn committed facilities available as at 31 July 2007 and 31 July 2006, in respect of which all conditions precedent had been met, expire as follows:

Within one year	-	-
Between one and two years	-	-
Between two and five years	699,964	152,469
After five years	-	-
	699,964	152,469

Notes (continued)

22 Interest bearing loans and borrowings (continued)

Currency profile of interest bearing loans and borrowings

All of the Group's interest bearing loans are borrowed by Group companies whose functional currency is either euro or US dollar. The carrying amounts of the Group's total interest bearing loans and borrowings are denominated in the following currencies:

	2007 €'000	2006 €'000
Euro	**114,758**	87,305
Sterling	**5,350**	25,068
US dollar	**328,498**	94,697
CAD dollar	**16,311**	24,396
Swiss franc	**100,725**	59,615
	565,642	291,081

The Group's debt bears both floating and fixed rates of interest per the original contract. Certain floating rate debt has been hedged into fixed rate debt through the use of interest rate swaps as identified below:

	Floating rate debt €'000	Impact of derivative financial instruments €'000	Fixed rate debt €'000
Hedged interest bearing liabilities denominated in:			
Euro	50,000	(730)	49,270
CAD dollar	16,311	(4)	16,307
	66,311	**(734)**	**65,577**
Unhedged interest bearing liabilities			
Bank overdrafts	37,555		
Finance leases	2,585		
Fixed rate loans	328,252		
Variable rate loans	130,939		
Interest bearing liabilities	565,642		

Notes (continued)

23 Derivative and other financial instruments

Disclosures in accordance with IAS 32 and IAS 39

Risk exposures

The Group's international operations expose it to different financial risks that include foreign exchange rate risks, credit risks, liquidity risks, commodity price risks and interest rate risks. The Group has a risk management programme in place which seeks to limit the impact of these risks on the financial performance of the Group. The Board has determined the policies for managing these risks. It is the policy of the Board to manage these risks in a non-speculative manner.

Foreign exchange risk

In addition to the Group's operations carried out in euro-zone economies, it also has significant operations in the UK and North America. As a result the Group balance sheet is exposed to currency fluctuations including, in particular, sterling and US dollar movements. The Group manages its balance sheet having regard to the currency exposures arising from its assets being denominated in a wide range of currencies. To this end, where foreign currency assets are funded by borrowing, such borrowing is generally sourced in the currency of the related assets. The Group also hedges a portion of its currency exposure through the use of currency swaps. Transactional exposures arise from sales or purchases by an operating unit in currencies other than the unit's functional currency. The Group requires all its operating units to use forward currency contracts to eliminate the currency exposures on certain foreign currency purchases. The forward currency contracts must be in the same currency as the hedged item.

Credit risk

The Group has detailed procedures for monitoring and managing the credit risk related to its trade receivables.

Interest rate risk

The Group's debt bears both floating and fixed rates of interest per the original contracts. The Group's policy is to maintain between 40% and 70% of overall Group average annual borrowings at fixed rates. This is achieved through the issuing of fixed rate debt or the use of interest rate swaps.

Commodity price risk

The Group purchases and sells certain commodities for its own use and uses derivative contracts to protect itself from movements in price other than exchange differences.

Liquidity risk

The Group's objective is to maintain a balance between flexibility and continuity of funding. The Group's policy is that not more than 40% of total bank borrowing facilities should mature in any proceeding twelve month period. 93% of the Group's total borrowings at the year end will mature between two and twelve years.

Short-term flexibility is achieved through the availability of overdraft facilities totalling €96m. The Group has syndicated loan facilities totalling €950m as well as a US$450m private placement facility.

Notes (continued)

23 Derivative and other financial instruments (continued)

Accounting for derivatives and hedging activities

The fair value of derivative financial assets and liabilities at the balance sheet date is set out in the following table:

	2007		2006	
	Assets	Liabilities	Assets	Liabilities
	€'000	€'000	€'000	€'000
Cash flow hedges				
Currency forward contracts	-	3,845	-	647
Interest rate swaps	734	-	1,532	-
Not designated as hedges	-	100	-	100
At 31 July 2007	734	3,945	1,532	747

Cash flow hedges

Cash flow hedges are those of highly probable forecasted future income or expenses. In order to qualify for hedge accounting, the Group is required to document the relationship between the item being hedged and the hedging instrument and demonstrate, at inception, that the hedge relationship will be highly effective on an ongoing basis. The hedge relationship must be tested for effectiveness on subsequent reporting dates.

Not designated as hedges

In 2006 the Group entered into an agreement with the Co-Founder of Cuisine de France, Ronan McNamee, under which he has been granted the option to take ownership of a Group subsidiary which currently owns facilities and land at Tallaght. The option cannot be exercised before the year ending 31 July 2009. If the option is exercised, the amount paid to acquire the subsidiary will equate to €48 million plus 50% of the increase in the market value of the land at the date of exercise. As at 31 July 2007, the fair value of the option is not significantly different from its carrying amount.

Effective interest rates

In respect of interest bearing liabilities, the following table sets out the effective interest rates at 31 July:

	2007		2006	
	Carrying amount €'000	Effective interest rate %	Carrying amount €'000	Effective interest rate %
Interest bearing borrowings	525,502	5.16	283,373	3.85
Bank overdrafts	37,555	4.87	4,758	4.07
Finance lease liabilities	2,585	5.72	2,950	5.20
At 31 July	565,642	5.14	291,081	3.87

There are no significant differences between the book values and fair values of other financial assets or liabilities.

Notes (continued)

24 Government grants	2007 €'000	2006 €'000
At 1 August	3,006	3,359
Translation adjustment	2	1
	3,008	3,360
Released to Group income statement	(79)	(354)
At 31 July	2,929	3,006

25. Deferred tax

The deductible and taxable temporary differences at the balance sheet date in respect of which deferred tax has been recognised are analysed as follows:

	2007 €'000	2006 €'000
Deferred tax assets (deductible temporary differences)		
Pension related	1,811	1,844
Financing related	3,156	678
Property, plant and equipment	323	569
Employee compensation	2,405	2,815
Other deductible temporary differences	6,994	2,568
Total	14,689	8,474
Deferred tax liabilities (taxable temporary differences)		
Pension related	(269)	
Property, plant and equipment	(31,049)	(27,319)
Investment properties	(25,502)	-
Intangible assets	(90,155)	(22,362)
Financing related	-	(128)
Other	(66)	(93)
Total	(147,041)	(49,902)

Notes (continued)

25 Deferred tax (continued)

Movement in temporary differences, during the year, were as follows:

2007	Property, plant & equipment €'000	Investment properties €'000	Intangible assets €'000	Employee compensation €'000	Pension related €'000	Financing related €'000	Other €'000	Total €'000
At 1 August	(26,750)	-	(22,362)	2,815	1,844	550	2,475	(41,428)
Recognised in Group income statement	(4,787)	-	4,092	(2,405)	835	2,101	1,768	1,604
Recognised in Group statement of recognised income and expense	-	(25,502)	-	-	(1,095)	712	-	(25,885)
Arising on acquisition	(731)	-	(74,361)	2,060	-	-	2,756	(70,276)
Foreign exchange and other	1,542	-	2,476	(65)	(42)	(207)	(71)	3,633
At 31 July	**(30,726)**	**(25,502)**	**(90,155)**	**2,405**	**1,542**	**3,156**	**6,928**	**(132,352)**

2006	Property, plant & equipment €'000	Intangible assets €'000	Employee compensation €'000	Pension related €'000	Financing related €'000	Other €'000	Total €'000
At 1 August	(27,464)	(23,451)	2,731	4,868	1,057	5,503	(36,756)
Recognised in Group income statement	646	1,042	90	(2,545)	(377)	(3,017)	(4,161)
Recognised in Group statement of recognised income and expense	-	-	-	(469)	(129)	-	(598)
Foreign exchange and other	68	47	(6)	(10)	(1)	(11)	87
At 31 July	**(26,750)**	**(22,362)**	**2,815**	**1,844**	**550**	**2,475**	**(41,428)**

Notes (continued)

26 Retirement benefit obligations

The Group operates a number of pension schemes, comprising three defined benefit schemes and a number of defined contribution schemes, with assets held in separate trustee-administered funds.

As at 31 July 2007, IAWS Group, plc is the principal employer of the main IAWS Group Defined Benefit Pension Scheme (the "Scheme"). A number of the Origin Enterprises plc ("Origin") businesses participate in the Scheme. Following the formation of Origin, a plan to restructure the Scheme was approved and was in the final steps of implementation at year end. On completion of the plan, Origin will replace IAWS Group, plc as principal employer, at which stage the scheme will only include active members employed by Origin and the current deferred members of the scheme. All non-Origin members will be transferred to a new defined contribution scheme. In addition, during the year, the Trustees purchased annuities for the Scheme's existing pensioners. This extinguished the Group's liability in the Scheme relating to those pensioners.

An amount of €16,145,000 has been recorded in the Group income statement within exceptional items in relation to the above restructuring.

Under IAS 19, *Employee Benefits*, the total deficit in the Group's defined benefit schemes, including the main scheme, at 31 July 2007 was €6,459,000 *(2006: €6,566,000)*. During the year, the Board approved the funding of the Group pension scheme deficit.

The pension cost expensed in the income statement for the year in respect of the Group's defined benefit schemes was €12,594,000 *(2006: €1,796,000)* and €2,684,000 *(2006: €2,228,000)* in respect of the Group's defined contribution schemes.

Employee benefits included in the Group balance sheet comprises the following:

	2007 €'000	2006 €'000
Deficit in defined benefit schemes	6,459	6,566
Other (a)	2,246	2,310
Total	8,705	8,876

(a) In 1989, a provision was made to meet pension fund deficiencies in subsidiaries acquired, mostly relating to unfunded pensions. The residual actuarial deficit of €2.2m is being paid over the remaining lifetime of the pensioners.

Notes (continued)

26 Retirement benefit obligations (continued)

The valuations of the defined benefit schemes used for the purposes of the following disclosures are those of the most recent actuarial valuations carried out from 1 March 2004 to 1 January 2006 and updated to 31 July 2007 by an independent, qualified actuary. The valuations have been performed using the projected unit method.

The main assumptions used by the actuary were as follows:

	2007	2006
Rate of increase in salaries	4.01%	4.01%
Rate of increases in pensions in payment and deferred benefits	2.06%	2.06%
Discount rate in scheme liabilities	5.50%	5.00%
Inflation rate	2.06%	2.06%

Assumptions regarding future mortality experience are set based on advice from published statistics and experience. The average life expectancy in years of a pensioner retiring at age 65 is as follows:

	2007	2006
Male	20.2	20.2
Female	23.2	23.2

The expected long term rate of return on the assets of the schemes were:

	2007	2006
Equities	7.75%	7.30%
Bonds	4.40%	3.90%
Property	7.00%	6.70%
Other	3.00%	3.00%

Net pension liability	2007	2006
	€'000	€'000
Market value of scheme assets:		
Equities	39,751	60,811
Bonds	3,354	19,039
Property	6,285	5,345
Other	279	4,132
Total market value of assets	49,669	89,327
Present value of scheme liabilities	(56,128)	(95,893)
Deficit in the schemes	(6,459)	(6,566)
Related deferred tax asset	1,542	1,537
Net pension liability	(4,917)	(5,029)

Notes (continued)

26 Retirement benefit obligations (continued)

Movement in the fair value of scheme assets	2007 €'000	2006 €'000
Fair value of assets at 1 August	89,327	67,878
Expected return on scheme assets	5,561	4,577
Employer contributions	3,641	1,466
Special employer contribution	-	23,496
Employee contributions	499	516
Transfers	(580)	(5,087)
Purchase of annuities	(48,981)	-
Benefit payments	(4,789)	(2,214)
Experience adjustment on scheme assets	4,991	(1,305)
Fair value of assets at 31 July	49,669	89,327

Movement in the present value of scheme obligations	2007 €'000	2006 €'000
Value of scheme obligations at 1 August	(95,893)	(102,421)
Current service cost	(1,389)	(2,091)
Past service cost	(401)	-
Interest on scheme obligations	(4,733)	(4,282)
Employee contributions	(499)	(516)
Transfers	580	5,087
Benefit payments	4,789	2,214
Purchase of annuities	48,981	-
Settlement costs relating to the purchase of annuities	(11,632)	-
Experience adjustment on scheme liabilities	(538)	(1,066)
Effect of changes in actuarial assumptions	4,607	7,182
Value of scheme obligations at 31 July	(56,128)	(95,893)

Movement in net liability recognised in the balance sheet	2007 €'000	2006 €'000
Net liability in schemes at 1 August	(6,566)	(34,543)
Current service cost	(1,389)	(2,091)
Past service cost	(401)	-
Contributions	3,641	24,962
Other finance income	828	295
Actuarial gain	9,060	4,811
Settlement costs relating to the purchase of annuities	(11,632)	-
Net liability in schemes at 31 July	(6,459)	(6,566)

Notes (continued)

26 Retirement benefit obligations (continued)

Analysis of defined benefit expense recognised in the Group income statement

	2007 €'000	2006 €'000
Current service cost	1,389	2,091
Past service cost	401	-
Settlement costs relating to the purchase of annuities	11,632	-
Non financing expense recognised in Group income statement	13,422	2,091
Expected return on scheme assets	(5,561)	(4,577)
Interest cost on scheme liabilities	4,733	4,282
Included in financing costs	(828)	(295)
Net charge to Group income statement	12,594	1,796
Actual return on pension scheme assets	10,552	3,272

Defined benefit pension expense recognised in the Group statement of recognised income and expense

	2007 €'000	2006 €'000
Actual return less expected return on scheme assets	4,991	(1,305)
Experience losses on scheme liabilities	(538)	(1,066)
Changes in demographic and financial assumptions	4,607	7,182
Actuarial gain	9,060	4,811
Deferred tax effect of actuarial gain	(1,095)	(469)
Actuarial gain recognised in statement of recognised income and expense	7,965	4,342

The cumulative gain recognised in the statement of recognised income and expense since the date of transition to IFRS (1 August 2004) is €4,175,000.

Notes (continued)

26 **Retirement benefit obligations (continued)**

History of experience gains and losses:	2007	2006
Difference between expected and actual return on assets		
- Amount (€'000)	4,991	(1,305)
- % of scheme assets	10.0%	(1.5%)
Experience losses on scheme liabilities		
- Amount (€'000)	(538)	(1,066)
- % of scheme liabilities	(1.0%)	(1.1%)
Total actuarial gain recognised in statement of recognised income and expense		
- Amount (€'000)	9,060	4,811
- % of scheme liabilities	16.1%	5.2%

27 **Share capital**

	2007 '000	2007 €'000	2006 '000	2006 €'000
Authorised				
Ordinary shares of 30 cent each (i)	228,000	68,400	228,000	68,400
8.5% cumulative redeemable convertible preference shares of €1.20 each (ii)	-	-	15,000	18,000
Deferred convertible ordinary shares of 30 cent each (iii)	15,000	4,500	-	-
Total	243,000	72,900	243,000	86,400
Ordinary shares of 30 cent each - Allotted, called up and fully paid				
At 1 August	126,188	37,856	124,905	37,471
Issued on exercise of options	717	215	1,283	385
Total	126,905	38,071	126,188	37,856
Deferred Convertible Ordinary Shares of 30 cent each – Allotted, partially called and paid up				
Issued during the year (iii)	1,375	103	-	-

(i) Ordinary shareholders are entitled to dividends as declared and each ordinary share carries equal voting rights at meetings of the Company.

(ii) During the year, the 8.5% cumulative redeemable convertible preference shares of €1.20 each were cancelled.

(iii) During the year, the authorised share capital of the Company was increased by the creation of 15,000,000 Deferred Convertible Ordinary Shares. The holders of the Deferred Convertible Ordinary Shares are not entitled to dividends and have no voting rights at meetings of the Company.

Notes (continued)

28 Statement of changes in shareholders' equity

31 July 2007	Share premium €'000	Cash flow hedge reserve €'000	Re-valuation reserve €'000	Share-based payment reserve €'000	Other reserves €'000	Foreign currency translation reserve €'000	Retained earnings €'000	Total €'000
At 1 August 2006	**51,899**	**735**	**-**	**3,067**	**3,198**	**(630)**	**381,701**	**439,970**
Foreign exchange translation	-	-	-	-	-	(4,063)	-	(4,063)
Group and associate defined benefit pension schemes	-	-	-	-	-	-	12,594	12,594
Deferred tax on Group defined benefit pension schemes	-	-	-	-	-	-	(1,095)	(1,095)
Gains relating to Group and associate cash flow hedges	-	(1,952)	-	-	-	-	-	(1,952)
Deferred tax relating to cash flow hedges	-	712	-	-	-	-	-	712
Revaluation of investment properties	-	-	140,129	-	-	-	-	140,129
Deferred tax relating to revaluation of investment properties	-	-	(25,502)	-	-	-	-	(25,502)
Profit for the period	-	-	-	-	-	-	123,473	123,473
Issue of ordinary shares	5,102	-	-	-	-	-	-	5,102
Share-based payments	-	-	-	6,007	-	-	-	6,007
Dividends paid	-	-	-	-	-	-	(18,089)	(18,089)
Share of associates' other reserve movements	-	-	-	-	-	1,684	-	1,684
	57,001	(505)	114,627	9,074	3,198	(3,009)	498,584	678,970
Changes in equity attributable to minority interests								(1,047)
Shareholders' equity at 31 July 2007								677,923

Notes (continued)

28. **Statement of changes in shareholders' equity (continued)**

31 July 2006	Share premium €'000	Cash flow hedge reserve €'000	Share-based payment reserve €'000	Other reserves €'000	Foreign currency translation reserve €'000	Retained earnings €'000	Total €'000
At 1 August 2005	43,745	-	1,517	3,198	(1,097)	294,597	341,960
Impact of adoption of IAS 32 and IAS 39	-	711					711
Related deferred tax	-	(89)					(89)
At 1 August 2005, adjusted	43,745	622	1,517	3,198	(1,097)	294,597	342,582
Foreign exchange translation					(57)		(57)
Group and associate defined benefit pension schemes						4,811	4,811
Deferred tax on Group defined benefit schemes	-	-				(469)	(469)
Gains relating to Group and associate cash flow hedges	-	174					174
Deferred tax relating to cash flow hedges	-	(40)	-	-	-	-	(40)
Profit for the period	-	-	-	-	-	99,129	99,129
Issue of ordinary shares	8,154	-	-	-		-	8,154
Share-based payments	-	-	1,550	-		-	1,550
Dividends paid	-	-	-	-	-	(16,036)	(16,036)
Share of associates' other reserve movements	-	-	-	-	524	-	524
At 31 July 2006	51,899	756	3,067	3,198	(630)	382,032	440,322
Changes in equity attributable to minority interests							(352)
Shareholders' equity at 31 July 2006							439,970

Notes (continued)

28 Statement of changes in shareholders' equity (continued)

Other reserves

These reserves comprise €2,118,000 relating to a capital conversion reserve which arose on the renominalisation of the Group's share capital following the introduction of the euro as well as €1,080,000 of other non-distributable reserves.

Share-based payment reserve

This reserve comprises amounts credited to reserves in connection with equity awards less the effect of any exercises of such awards.

Cash flow hedge reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Foreign currency translation reserve

The translation reserve comprises all foreign exchange differences from 1 August 2004, arising from the translation of the net assets of the Group's non-euro denominated operations, including the translation of the profits of such operations from the average exchange rate for the year to the exchange rate at the balance sheet date, net of hedging.

Revaluation reserve

The revaluation reserve relates to revaluation surpluses arising on revaluations of investment property.

Notes (continued)

29 Minority interest

	2007 €'000	2006 €'000
Balance at 1 August	2,910	3,924
Share of profit after tax for the year	478	331
Share of income recognised directly in equity	569	21
Arising on dilution of Origin	47,043	-
Repurchase of minority interest	(393)	(1,366)
Other	24	-
Balance at 31 July	50,631	2,910

During the years ended 31 July 2007 and 2006, the Group repurchased a minority interest held in a subsidiary of the Food Europe business.

30 Commitments under operating leases

Non-cancellable operating lease rentals are payable as set out below. These amounts represent minimum future lease payments, in aggregate, that the Group is required to make under existing lease agreements.

	2007 €'000	2006 €'000
Operating leases which expire:		
Within one year	4,997	6,908
In two to five years	28,946	9,185
After more than five years	26,503	5,092
Balance at 31 July	60,446	21,185

Notes (continued)

31 Acquisitions

On 2 November 2006, the Group completed the acquisition of 100% of Otis Spunkmeyer Holdings, Inc. ("Otis"), a leading US specialty baked goods business.

Details of net assets acquired and goodwill arising from the business combination are as follows:

	Acquiree's carrying amount €'000	Fair value adjustments €'000	Provisional fair value €'000
Net assets acquired:			
Property, plant and equipment	20,860	(753)	20,107
Intangible assets	56,042	131,208	187,250
Inventory	27,886	647	28,533
Trade and other receivables	50,406	(543)	49,863
Trade and other payables	(33,481)	(10,105)	(43,586)
Deferred tax	(18,009)	(52,267)	(70,276)
Derivative liabilities	(766)	-	(766)
Corporation tax	1,047	(238)	809
Net assets acquired			**171,934**
Goodwill arising on acquisition			288,364
Consideration			**460,298**
Satisfied by:			
Cash consideration, net			439,546
Bank overdraft acquired			2,903
Deferred purchase consideration			15,537
Accrued acquisition expenses			2,312
			460,298

Post acquisition revenues and operating profit relating to Otis Spunkmeyer amounted to €220,130,000 and €22,147,000, respectively. Goodwill arising on the acquisition of Otis reflects the strategic positioning of the Group in North America.

The Group also acquired holdings in a Food Europe business previously held by third parties. The Group recorded goodwill of €464,000 on the purchase of this minority interest.

Notes (continued)

32 Contingent liabilities	2007	2006
	€'000	€'000
(a) Government grants repayable if grant conditions are not met	3,910	3,910

(b) In order to avail of the exemption under Section 17 of the Companies (Amendment) Act, 1986 the Group has guaranteed the liabilities of certain of its subsidiaries registered in Ireland. Where the Group has entered into financial guarantee contracts to guarantee the indebtedness of such subsidiaries, the Group considers these to be insurance contracts and accounts for them as such. The Group treats the guarantee contract as a contingent liability until such time as it becomes probable that that the Group will be required to make a payment under the guarantee.

(c) The Group and its subsidiaries have given composite guarantee and indemnity to secure obligations of fellow subsidiary undertakings on all sums due: €1,047,000,000 in respect of bank loans, advances and overdrafts, $450,000,000 in respect of the US dollar private placement and €20,000,000 in respect of guarantee and trade finance facilities. The Group considers these to be insurance contracts and accounts for them as such.

33 Related party transactions

In the normal course of business, the Group undertakes arm's length transactions with its associates, joint venture and other related parties. Included in sale of goods below are sales to associates of €71,164,000. A summary of transactions with these related parties during the year are as follows:

	2007	2006
	€'000	€'000
Sale of goods	72,517	70,969
Purchase of goods	(7,894)	(5,903)
Provision of services	325	596
Receiving of services	(5,091)	(5,013)

The trading balances owing to the Group from related parties were €3,845,000 *(2006: €4,243,000)* and the trading balances owing from the Group to these related parties were €1,949,000 *(2006: €7,769,000)*.

Compensation of key management personnel

For the purposes of the disclosure requirements of IAS 24, *Related Party Disclosures*, the term "key management personnel" (i.e. those persons having authority and responsibility for planning, directing and controlling the activities of the Group) comprises the Board of Directors, which manages the business and affairs of the Group. Full disclosure in relation to the compensation entitlements of the Board of Directors is provided in the Report on directors' remuneration on pages 27 to 33 of this Annual Report.

Notes (continued)

34 Subsequent events

On 30 August 2007, Origin Enterprises plc completed the acquisition of the 50% interest in the Odlum Group ("Odlums") not already owned for a consideration of €35m plus the assumption of related bank debt in Odlums of approximately €22m. Odlums has been accounted for as an associate for the year ended 31 July 2007. The information required by paragraph 67 of IFRS 3, *Business Combinations*, has not been disclosed in this annual report due to the proximity between the date of the completion of the acquisition and the date of approval of the Group financial statements.

35 Significant subsidiaries

A list of all of the Group's principal subsidiary undertakings as at 31 July 2007 is provided on pages 105 to 107 of this Annual Report.

36 Approval of consolidated financial statements

These financial statements were approved by the Board on 24 September 2007.

Company statement of accounting policies

for the year ended 31 July 2007

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Company's financial statements.

Basis of preparation

The financial statements are prepared in euro and in accordance with Generally Accepted Accounting Principles under the historical cost convention and comply with financial reporting standards of the Accounting Standards Board, as promulgated by The Institute of Chartered Accountants in Ireland.

In accordance with the Companies Acts, 1963 to 2006 the Company is permitted to take advantage of the exemption in Section 148(8) of the Companies Act 1963 from presenting to its members its Company profit and loss account and related notes that form part of the approved Company financial statements.

Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation and provisions for impairment.

Freehold land is not depreciated. The charge for depreciation is calculated to write down the cost of other fixed assets including leased assets to their estimated residual values by equal instalments over their expected useful lives which are as follows:

Buildings	25 to 50 years
Fixtures and fittings	3 to 15 years
Motor vehicles	3 to 7.5 years

The carrying value of tangible assets is reviewed for impairment if events or changes in circumstances indicate that the net book amount may not be recoverable.

Investment properties

Investment properties are stated at open market value. Changes in the value of the investment properties are shown in the investment revaluation reserve through the statement of total recognised gains and losses, unless the total of the investment revaluation reserve is insufficient to cover a deficit, in which case the amount by which the deficit exceeds the amount in the investment revaluation reserve is charged in the profit and loss account.

Investments in subsidiaries

Investments in subsidiaries are shown at cost less provisions for impairments in value. Income from financial fixed assets is recognised in the profit and loss account in the year in which it is receivable.

Leased assets

Tangible fixed assets acquired under finance leases are included in the balance sheet at their equivalent capital value and are depreciated over the shorter of the lease term and their useful lives. The corresponding liabilities are recorded as a creditor and the interest element of the finance lease rentals is charged to the profit and loss account on an annuity basis. Operating lease rentals are charged to the profit and loss account on a straight line basis over the lease term.

Employee benefits

The Company makes pension contributions for a substantial number of employees.

For the Company's defined benefit scheme, the difference between the market value of the scheme's assets and the actuarially assessed present value of the scheme's liabilities, calculated using the projected unit credit method, is disclosed as an asset/liability in the balance sheet, net of deferred tax to the extent that it is deemed to be recoverable.

The amount charged to operating profit is the actuarially determined cost of pension benefits promised to employees and earned during the year plus the cost of any benefit improvements granted to members during the year.

The expected return on the pension scheme's assets during the year and the increase in the scheme's liabilities due to the unwinding of the discount during the year are shown as financing costs in the profit and loss account. Any difference between the expected return on assets and that actually achieved, and any changes in the liabilities due to changes in assumptions or because actual experience during the year was different to that assumed, are recognised as actuarial gains and losses in the statement of total recognised gains and losses.

Taxation

Current tax is provided on the Company's taxable profits, at amounts expected to be paid using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date, as required by FRS 19, *Deferred tax*. Provision is made at the rates expected to apply when the timing differences reverse.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Company statement of accounting policies (continued)

for the year ended 31 July 2007

Foreign currencies

Transactions in foreign currencies are recorded at the rate ruling at the date of the transactions or at a contracted rate. The resulting monetary assets and liabilities are translated at the balance sheet rate or the contracted rate and the exchange differences are dealt with in the profit and loss account.

Cash flow statement

Under the provisions of FRS 1, *Cash Flow Statements*, a cash flow statement has not been prepared as the published Group financial statements, in which the Company's results are consolidated, include a cash flow statement.

Related party transactions

Under the exemption granted by FRS 8, *Related Party Disclosures*, the Company, as a member of a group which publishes Group financial statements in which the Company's results are consolidated, is not required to, and does not, disclose transactions with fellow members, associates and joint venture of that Group.

Dividends

Dividends are recognised in the period in which they are approved by the Company's shareholders and paid, or in the case of an interim dividend, when it has been approved by the Board of Directors and paid.

Share-based payment

The fair value of equity instruments granted under the Company's 1997 Share Option Scheme and Long Term Incentive Plan 2006 is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the equity instruments. The fair value of the equity instruments granted is measured using an approved model, taking into account the terms and conditions upon which the equity instruments were granted. The scheme is subject to a non-market vesting condition and, therefore, the amount recognised as an expense is adjusted to reflect the actual number of equity instruments that vest.

Company balance sheet

as at 31 July 2007

	Notes	2007	2006
		€'000	€'000
Fixed assets			
Tangible assets	1	2,272	18,508
Investment properties	2	-	-
Investments in subsidiaries	3	149,803	123,228
		152,075	141,736
Current assets			
Debtors	4	371,154	156,848
Cash at bank and on hand		1,038	1
		372,192	156,849
Creditors: amounts falling due within one year	5	(35,159)	(20,972)
Net current assets		337,033	135,877
Net assets before post employment liabilities		489,108	277,613
Post employment liabilities	6	(3,930)	(2,247)
Net assets		485,178	275,366
Capital and reserves			
Called up share capital	7	38,174	37,856
Share premium	8	57,001	51,899
Profit and loss account and other reserves	8	390,003	185,611
Shareholders' funds		485,178	275,366

Notes to the Company balance sheet

for the year ended 31 July 2007

1. Tangible assets

	Land and buildings €'000	Fixtures and fittings €'000	Total €'000
Cost			
At 1 August 2006	17,528	1,471	18,999
Additions	-	786	786
Transfers to investment properties	(16,751)	-	(16,751)
At 31 July 2007	**777**	**2,257**	**3,034**
Depreciation			
At 1 August 2006	83	408	491
Charge for year	16	255	271
At 31 July 2007	**99**	**663**	**762**
Net book amounts			
At 31 July 2007	**678**	**1,594**	**2,272**
At 31 July 2006	17,445	1,063	18,508

2 Investment properties

	2007 €'000
Balance at beginning of financial year	-
Transfer from property, plant and equipment	16,751
Revaluation	52,749
Transfers to subsidiary	(69,500)
Balance at end of financial year	-

Investment properties, principally comprising land located in Ireland, are held for capital appreciation.

During the year, the Company conducted a review of its property portfolio, and transferred sites with a carrying amount of €16,751,000 to investment properties. The Company determined that these properties have significant development potential and are located in areas destined for future development and regeneration.

An independent valuations expert conducted a valuation of the Company's investment properties, which valued the properties at €69.5m. The valuation was on the basis of market value and complies with the requirements of the Valuation and Appraisal Standards (the Red Book) issued under the auspices of the Society of Chartered Surveyors. Market value represents the figure that would appear in a hypothetical contract of sale between a willing buyer and a willing seller in an arm's length transaction.

Subsequent to the revaluation, the company disposed of the properties to a fellow group company.

Notes to the Company balance sheet (continued)

3 Investments in subsidiaries	€'000
At 1 August 2006	123,228
Additions	91,279
Transfers to fellow group companies	(64,391)
Translation adjustments	(313)
At 31 July 2007	**149,803**

During the year, as part of a group reorganisation, the Company increased its investments in subsidiaries by €26,575,000.

4 Debtors	2007 €'000	2006 €'000
Trade debtors	–	32
Amounts owed by subsidiaries	363,151	150,946
Amounts owed by associates	28	28
Other debtors	7,975	5,842
	371,154	156,848

Amounts owed by subsidiaries are unsecured, interest free and repayable on demand.

5 Creditors: amounts falling due within one year	2007 €'000	2006 €'000
Bank overdrafts	538	3,637
Trade creditors	3,425	1,303
Accruals and other creditors	30,108	14,961
VAT payable	697	656
PAYE and PRSI	391	415
	35,159	20,972

Notes to the Company balance sheet (continued)

6 Post employment liabilities

The Company operates defined benefit and defined contribution pension schemes with assets held in separate trustee administered funds.

As at 31 July 2007, IAWS Group, plc is the principal employer of the main IAWS Group Defined Benefit Pension Scheme (the "Scheme"). A number of the Origin Enterprises plc ("Origin") businesses participate in the Scheme. Following the formation of Origin, a plan to restructure the Scheme was approved and was in the final steps of implementation at year end. On completion of the plan, Origin will replace IAWS Group, plc as principal employer at which stage the scheme will only include active members employed by Origin and the current deferred members of the scheme. The information in the remainder of this section has been presented to reflect the position when Origin takes over as principal employer.

Under FRS 17, *Retirement benefits*, the total deficit in the Company's defined benefit scheme at 31 July 2007 was €4,442,000 *(2006: €2,568,000)*. The pension cost expensed in the profit and loss account for the year in respect of the Company's defined benefit scheme was €11,599,000 *(2006: €1,273,000)*.

The valuation of the defined benefit scheme used for the purposes of the following disclosures are those of the most recent actuarial valuations carried out on 1 January 2006 and updated to 31 July 2007 by an independent, qualified actuary. The valuations have been performed using the projected unit method.

The main assumptions used by the actuary were as follows:	2007	2006	2005
Rate of increase in salaries	4.01%	4.01%	4.01%
Rate of increases in pensions in payment and deferred benefits	2.06%	2.06%	2.06%
Discount rate in scheme liabilities	5.50%	5.00%	4.45%
Inflation rate	2.06%	2.06%	2.06%

The expected long term rate of return on the assets of the scheme was:	2007	2006	2005
Equities	7.75%	7.30%	6.72%
Bonds	4.40%	3.90%	3.29%
Property	7.00%	6.70%	4.75%
Other	3.00%	3.00%	3.00%

Notes to the Company balance sheet (continued)

6 **Post employment liabilities (continued)**

Net pension liability	**2007**	2006	2005
	€'000	€'000	€'000
Market value of scheme assets:			
Equities	**5,602**	55,943	37,846
Bonds	**473**	16,256	11,839
Property	**886**	5,345	3,511
Other	**39**	3,986	251
Total market value of assets	**7,000**	81,530	53,447
Present value of scheme liabilities	**(11,442)**	(84,098)	(83,529)
Deficit in the scheme	**(4,442)**	(2,568)	(30,082)
Related deferred tax asset	**512**	321	3,690
Net pension liability	**(3,930)**	(2,247)	(26,392)

Movement in net liability recognised in the balance sheet	**2007**	2006
	€'000	€'000
Net liability in scheme at 1 August	**(2,568)**	(30,082)
Current service cost	**(386)**	(1,725)
Past service cost	**(401)**	-
Settlement costs relating to the purchase of annuities	**(11,632)**	-
Contributions	**2,477**	24,476
Other finance income	**820**	452
Actuarial gain	**1,988**	5,582
Other	**5,260**	(1,271)
Net liability in scheme at 31 July	**(4,442)**	(2,568)

Notes to the Company balance sheet (continued)

6 **Post employment liabilities (continued)**

Analysis of defined benefit expense recognised in the profit and loss account

	2007	2006
	€'000	€'000
Current service cost	386	1,725
Past service cost	401	-
Settlement costs relating to the purchase of annuities	11,632	-
	12,419	1,725
Expected return on scheme assets	(3,410)	(4,242)
Interest cost on scheme liabilities	2,590	3,790
Included in financing costs	(820)	(452)
Net charge to the profit and loss account	11,599	1,273

Defined benefit pension expense recognised in the statement of total recognised gains and losses

	2007	2006
	€'000	€'000
Actual return less expected return on scheme assets	1,758	(1,482)
Experience losses on scheme liabilities	(770)	(445)
Changes in demographic and financial assumptions	1,000	7,509
Actuarial gain	1,988	5,582
Deferred tax effect of actuarial gain	(249)	(698)
Actuarial gain recognised in statement of total recognised gains and losses	1,739	4,884

Notes to the Company balance sheet (continued)

6 **Post employment liabilities (continued)**

History of experience gains and losses:	2007	2006	2005	2004
Difference between expected and actual return on assets				
- Amount (€'000)	(1,758)	1,482	(4,904)	(2,028)
- % of scheme assets	(25.1%)	1.8%	(9.2%)	(4.6%)
Experience losses on scheme liabilities				
- Amount (€'000)	770	445	2,188	6,218
- % of scheme liabilities	6.7%	0.5%	2.6%	9.0%
Total actuarial (gain)/loss recognised in statement of total recognised gains and losses				
- Amount (€'000)	(1,988)	(5,582)	7,206	4,190
- % of scheme liabilities	(17.4%)	(6.6%)	8.6%	6.1%

7 **Share capital**

	2007 '000	2007 €'000	2006 '000	2006 €'000
Authorised				
Ordinary shares of 30 cent each (i)	228,000	68,400	228,000	68,400
8.5% cumulative redeemable convertible preference shares of €1.20 each (ii)	-	-	15,000	18,000
Deferred convertible ordinary shares of 30 cent each (iii)	15,000	4,500	-	-
Total	243,000	72,900	243,000	86,400
Ordinary shares of 30 cent each – Allotted, called up and fully paid				
At 1 August	126,188	37,856	124,905	37,471
Issued on exercise of options	717	215	1,283	385
Total	126,905	38,071	126,188	37,856
Deferred Convertible Ordinary Shares of 30 cent each – Allotted, partially called and paid up				
Issued during the year (ii)	1,375	103	-	-

(i) Ordinary shareholders are entitled to dividends as declared and each ordinary share carries equal voting rights at meetings of the Company.

(ii) During the year, the 8.5% cumulative redeemable convertible preference shares of €1.20 each were cancelled.

(iii) During the year, the authorised share capital of the Company was increased by the creation of 15,000,000 Deferred Convertible Ordinary Shares. The holders of the Deferred Convertible Ordinary Shares are not entitled to dividends and have no voting rights at meetings of the Company.

Notes to the Company balance sheet (continued)

8 Movement on reserves

	Share premium €'000	Share-based payment reserve €'000	Other reserves €'000	Re-valuation reserve €'000	Retained earnings €'000	Total €'000
At 1 August 2006	**51,899**	**3,067**	**2,118**	**-**	**180,426**	**237,510**
Actuarial gain on post employment liabilities	-	-	-	-	1,988	1,988
Deferred tax on actuarial gain on post employment liabilities	-	-	-	-	(249)	(249)
Revaluation of investment properties	-	-	-	52,749	-	52,749
Deferred tax on revaluation of investment properties	-	-	-	(10,295)	-	(10,295)
Profit for the period attributable to equity holders	-	-	-	-	172,488	172,488
Issue of ordinary shares	5,102	-	-	-	-	5,102
Share-based payments	-	5,800	-	-	-	5,800
Dividends paid	-	-	-	-	(18,089)	(18,089)
At 31 July 2007	**57,001**	**8,867**	**2,118**	**42,454**	**336,564**	**447,004**

9 Financial guarantee contracts

In order to avail of the exemption under Section 17 of the Companies (Amendment) Act, 1986 the Company has guaranteed the liabilities of certain of its subsidiaries registered in Ireland. Where the Company has entered into financial guarantee contracts to guarantee the indebtedness of such subsidiaries, the Company considers these to be insurance contracts and accounts for them as such.

The Company is party to cross guarantees on Group borrowings. These are treated as insurance contracts and accounted for as such.

10 Share-based payment

The Company grants equity instruments under the "1997 Share Option Scheme" and the "IAWS Long Term Incentive Plan 2006". All disclosures relating to the plan are made in Note 8 (a), (b) and (c) to the Group financial statements.

11 Dividends

The Company paid dividends during the year. All disclosures relating to dividends are made in Note 10 to the Group financial statements.

Notes to the Company balance sheet (continued)

12 Statutory and other information

	2007	2006
	€'000	€'000
Auditor's remuneration for audit services	15	13
Profit for the financial year	172,488	33,131

Substantially all the Group audit fee is recharged by the Company to its subsidiaries.

13 Employment

The average number of persons employed by the Company during the year was as follows:

	2007	2006
Management and administration	42	58

Aggregate employment costs of the Company are analysed as follows:

	2007	2006
	€'000	€'000
Wages and salaries	5,876	7,377
Social welfare costs	609	404
Pension costs		
- defined benefit schemes – statement of total recognised gains and losses	(1,988)	(5,582)
- defined benefit schemes – profit and loss account*	11,599	1,273
Share-based payment	5,800	899
	21,896	4,371

* Consists principally of settlement costs relating to the purchase of annuities for pensioners of the IAWS Group Defined Benefit Pension Scheme

14 Approval of financial statements

These financial statements were approved by the Board on 24 September 2007.

Principal subsidiary undertakings

At 31 July 2007 the Company had the following significant subsidiaries, associates and joint venture:

	Name	Nature of business	Group % share	Registered office
(a)	*Food subsidiaries – Ireland*			
	Cuisine de France Limited	Food manufacturing and distribution	100	3
	IAWS Management Services Limited	Management	100	1
	IAWS Technology and Global Services Limited	Research and development	100	1
(b)	*Food subsidiaries – United Kingdom*			
	Cuisine de France (UK) Limited	Food distribution	100	8
	Delice de France, plc	Food manufacturing and distribution	100	12
(c)	*Food subsidiaries – Mainland Europe*			
	Groupe Hubert	Food distribution	100	9
(d)	*Food subsidiaries – United States of America*			
	Cuisine de France, Inc.	Bread distribution	100	10
	La Brea Holdings, Inc.	Bread manufacturing and food distribution	100 (i)	11
	Otis Spunkmeyer, Inc.	Baked goods manufacturing and distribution	100	17
(e)	*Food associate and joint venture*			
	Hiestand Holding AG	Gourmet bakery	32	16
	CillRyan's Bakery Limited	Bread manufacturing and distribution	50	1

(i) The Group holds 97% of the common stock including 100% of the voting common stock of La Brea Bakery Holdings, Inc.

Principal subsidiary undertakings (continued)

	Name	Nature of business	Group % share	Registered office
(f)	*Origin subsidiaries – Ireland*			
	Origin Enterprises plc	Holding company	71.4	1
	Goulding Chemicals Limited	Fertiliser blending and distribution	100	1
	R. & H. Hall Limited	Grain and feed trading	100	1
	Shamrock Foods Limited	Food distribution	100	1
	United Fish Industries Limited	Fish processing	100	1
(g)	*Origin subsidiaries – United Kingdom*			
	Hall Silos Limited	Grain handling	100	5
	IAWS Fertilisers (UK) Limited	Fertiliser blending and distribution	100	2
	IAWS UK Holdings Limited	Holding company	100	6
	SFP (Shetland Fish Products) Limited	Fish processing	50 (ii)	7
	United Fish Industries (UK) Limited	Fish processing	100	13
(h)	*Origin associates*			
	John Thompson and Sons Limited	Provender millers	50	4
	North West Silos Limited	Feed processing	50	14
	Odlum Group	Flour milling	50	15
	West Twin Silos Limited	Silo operation	50	5

(ii) SFP (Shetland Fish Products) Limited is consolidated on the basis of the Group having the power to control the financial and operating policies of this undertaking.

Principal subsidiary undertakings (continued)

Registered offices

1. 151 Thomas Street, Dublin 8, Ireland.
2. Orchard Road, Royston, Hertfordshire SG8 5HW, England.
3. Belgard Square, Tallaght, Dublin 24, Ireland.
4. 35/39 York Road, Belfast BT15 3GW, Northern Ireland.
5. Arnott House, 12-16 Bridge Street, Belfast BT1 1LS, Northern Ireland.
6. Unit 4a, McLean Road, Campsie Real Estate, Londonderry, BT47 3PF, Northern Ireland.
7. Greenwell Place, Aberdeen AB12 3AY, Scotland.
8. Unit 4, Blaris Industrial Estate, Old Hillsborough Road, Lisburn, Co. Antrim, BT 27 5QB, Northern Ireland.
9. Boulevard de Beaubourg, B.P. 22 – Emerainville, 77313 Marne-La-Vallee, Cedex 2, France.
10. 203 North La Salle Street, Suite 1800, Park Ridge, Chicago, Illinois 60601, United States of America.
11. 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, United States of America.
12. Rubastic Road, Southhall, Middlesex UB2 5LL, England.
13. Gilbey Road, Grimsby, South Humberside DN31 2SL, England.
14. Clarendon House, 23 Clarendon Road, Belfast BT1 3BG, Northern Ireland.
15. Alexandra Road, Dublin 1, Ireland.
16. Ifangstrasse 9-11 / P.O. Box, CH-8952 Schlieren-Zurich, Switzerland.
17. 14490 Catalina Street, San Leandro, CA94577, USA.

The country of registration is also the principal location of activities in each case.

A full list of subsidiaries, associates and joint venture will be filed with the relevant Registrar of Companies.

Directors and other information

Directors
D. Lucey – Chairman
O. Killian – Chief Executive Officer
P. McEniff – Chief Financial Officer
H. Kane – Executive
T. O'Mahony - Executive
D. Buckley
B. Dardis
J. B. Davy
N. Hynes
P. Lynch
D. Martin
W. G. Murphy
P. N. Wilkinson

Secretary
P. Morrissey

Registered office
151 Thomas Street
Dublin 8

Syndicate bankers
ABN AMRO Bank NV
ABN AMRO House
IFSC
Dublin 1

Bank of America, N.A.
5 Canada Square
London E14 5AQ

Bank of Ireland
Lower Baggot Street
Dublin 2

Barclays Bank Ireland plc
47/48 St Stephens Green
Dublin 2

BNP Paribas
5 George's Dock
IFSC
Dublin 1

IIB Bank plc
Sandwith Street
Dublin 2

Ulster Bank Group
George's Quay
Dublin 2

Registrars
Capita Corporate Registrars Plc
Unit 5
Manor Street Business Park
Dublin 7

Stockbrokers
Davy
49 Dawson Street
Dublin 2

Auditor
KPMG
Chartered Accountants
1 Stokes Place
St. Stephen's Green
Dublin 2

IAWS
GROUP plc

151 Thomas Street,
Dublin 8,
Ireland.

Telephone: +353 1 612 1200
Facsimile: +353 1 612 1321
Website: www.iaws.com

Exhibit 99.6

IAWS Group, plc

Interim Results Announcement
Half Year ended 31 January 2008

2008 Interim Results Summary

	2008 €'000	2007 €'000	% increase
Group revenue	1,127,473	838,456	34.5
Group operating profit*	82,209	57,342	43.4
Share of associate and JV	13,382	12,998	3.0
Operating profit incl. associates and JV*	95,591	70,340	35.9
Finance cost	(17,132)	(14,297)	19.8
Pre tax profits*	78,459	56,043	40.0
Profit for the financial period	58,956	42,795	37.8
Adjusted profit*	62,024	47,520	30.5
Adjusted fully diluted EPS (cent)*	48.37c	37.15c	30.2

*before intangible amortisation and exceptional items

Highlights of the period included:

Lifestyle Food

- Continued strong consumer demand for its always fresh and convenient offering.
- Food North America and Food Europe both delivered continued strong underlying revenue growth of 10 per cent.
- Free cash flow increased by 62 per cent to €54.8 million.
- Continued strong balance sheet - period end net debt to EBITDA ratio of 2.3 times.

Origin

- The IPO of Origin has proved remarkably successful with the company producing an outstanding performance during the period.
- Odlums was acquired during the period and is no longer accounted for as an associate.

Chief Executive Officer's comment:

Commenting on the 2008 interim performance, IAWS Group Chief Executive Officer, Owen Killian said:

"IAWS Group, plc has had an excellent start to 2008 with strong growth across the entire business (43.4 per cent in operating profit). In an environment where food inflation has become a reality and economic conditions for consumers are changing, the Lifestyle Food business continues to see strong consumer demand across all channels for its always fresh and convenient offering. Origin, of which IAWS Group, plc owns 71.4 per cent, has also had an excellent performance in the period benefiting substantially from a strong performance in agricultural markets."

The Interim Results Announcement is available on the Group's website www.iaws.com. A conference call will be held at 9.30 AM UK / Irish time today. Call details are available from the Group's website.

ENDS **10th March 2008**

Financial Review

EPS

IAWS Group, plc announces an increase of 30.2 per cent in diluted earnings per share* for the period ending 31 January 2008 to 48.37c compared to 37.15c in the prior period.

Dividend

The interim dividend has been increased by 15 per cent to 8.64c per share.

Revenue

Group revenue was 34.5 per cent higher at €1.127 billion. Lifestyle Food grew revenues to €581.1 million, an increase of 25.4 per cent with an underlying growth of 10 per cent. Origin's revenues were €546.4 million with underlying growth of 36.8 per cent.

Operating profit

Group operating profit* increased by 43.4 per cent to €82.2 million. The operating profit* from the Food business was €62 million compared to €45.5 million in 2007 – an increase of 36.2 per cent. Origin's performance was excellent with operating profits* of €20.2 million which is 70.7 per cent higher than last year.

Associates

The profit contribution from Food associates and joint venture grew by 11.3 per cent to €12.4 million compared with €11.2 million in 2007. The profit contribution from Origin associates fell by 48.2% to €0.9 million. The 50 per cent of the Odlum Group not previously owned was acquired during the period. Odlums is now a 100 per cent subsidiary and no longer accounted for as an associate.

Minority interest

The successful €100 million IPO of Origin has resulted in profits attributable to minority interests increasing from €0.1 million to €3.3 million.

Free cash flow

During the period, the Lifestyle Food business's free cash flow increased by 62 per cent to €54.8 million due to continued strong underlying performance and new investment.

Balance sheet

The Group continues to have a strong balance sheet with the Lifestyle Food business recording a net debt to EBITDA ratio of 2.3 times at the period end (net debt at period end - €418 million).

** EPS, Pre-tax and Operating profit are stated here before intangible amortisation and exceptional items.*

Review of Operations

The Lifestyle Food Group continues to see strong demand across all business channels. Its always fresh and convenient offering sets it apart from other offerings in the marketplace.

Food North America:

	Total 2008 '000	Total 2007 '000	Change
Revenue	**€229,614**	€145,693	57.6%
Operating profit*	**€27,242**	€14,538	87.4%

*before intangible amortisation and exceptional items

In the period under review, revenue grew by 57.6 per cent to €229.6 million. Operating profits in North America were up 87.4 per cent at €27.2 million for the period. Underlying revenue growth in North America continues to be strong, increasing by 10 per cent.

Modern lifestyles are increasingly time poor with high levels of commuting by consumers. In this environment convenience food has become an essential component of consumer spending and the group sees this segment continuing to grow.

Superior product and concept development and excellent brand awareness continue to drive growth in North America. The Lifestyle Food group is the US category leader in freshly baked cookies and freshly baked artisan bread. The group has 5 per cent market share of the value added bakery market with substantial strength and depth in both the foodservice and retail markets.

The Lifestyle Food group is well positioned to continue to maximise its share of the underlying growth dynamic in the value added bakery market in North America.

Food Europe:

	Total 2008 '000	Total 2007 '000	Change
Revenue	**€351,447**	€317,839	10.6%
Operating profit*	**€34,726**	€30,948	12.2%

*before intangible amortisation and exceptional items

Revenue in Food Europe which comprises the Lifestyle Food businesses in Ireland, the UK and France, increased to €351.4 million. This reflects underlying revenue growth of 10 per cent. Operating profit* in Food Europe increased by 12.2 per cent to €34.7 million.

The Lifestyle Food business model minimises labour and waste and maximises return on real estate. While it is too early to predict definitive trends, there are indications that growth rates in the value added bakery segment could increase in the current inflationary environment due to its efficient attributes. The Lifestyle Food group helps its customers drive growth and profitability. It does this by building consumer relevance through innovative product and concept development as well as diverse and differentiated food offerings. The Lifestyle Food business model drives consumer footfall for its customers through its always fresh and convenient food offerings.

To further underpin this growth the Lifestyle Food business is currently constructing a new world class speciality bakery and innovation centre at Grangecastle, Dublin, Ireland (€100 million spend at the period end). The benefits from this investment will be delivered from 2009 onwards.

Origin Enterprises plc:

	Total 2008 '000	Total 2007 '000	Change
Revenue	**€546,412**	€374,924	45.7%
Operating profit*	**€20,241**	€11,856	70.7%

*before intangible amortisation and exceptional items

Origin revenue was 45.7 per cent up at €546.4 million (€374.9). Operating profit* increased by 70.7 per cent to €20.2 million from €11.9 million.

The IPO of Origin has proved remarkably successful and the period under review has been one of transformational development for the Origin group. The Group has delivered an outstanding performance with a 70.7 per cent increase in operating profit underpinned by strong demand led growth. The acquisition in the period of the 50 per cent interest in Odlums not already owned significantly strengthens its capability within Food. The acquisition of Masstock subsequent to the period end represents a major strategic investment in the future growth of Origin.

Origin has separately published, today, its interim results for the same period. These results are available at www.originenterprises.com.

Dividend

The Board has approved an interim dividend which has been increased by 15 per cent to 8.64c per share.

Outlook

IAWS is confident about its prospects for continued growth as a result of strong consumer demand across all Lifestyle Food channels for its fresh and convenient offering.

Principal risks and uncertainties

Under the Transparency (Directive 2004/109/EC) Regulations 2007, the Group is required to give a description of the principal risks and uncertainties it faces.

The key risks facing the group include the following:

- As an international Group with substantial operations and interests outside the euro-zone, IAWS Group, plc is subject to the risk of adverse movements in foreign currency exchange rates.
- Having grown both organically and through acquisitions, the Group faces risks and challenges associated with managing growth, and ensuring that processes around acquiring and integrating new businesses are robust.
- Operational risks facing the Group include issues associated with product contamination and general food scares affecting relevant products.
- A further operational risk to the Group, in common with most companies, is the risk of failure to address increasing compliance requirements particularly in the areas of health and safety, emissions and effluent control.
- The loss of a significant manufacturing/operational site through natural catastrophe or act of vandalism represents a risk that could, potentially, have a material impact on the Group.
- Similarly, a significant IT system failure could adversely impact on operations. As a result, IT disaster recovery plans and system backup processes are implemented.
- The Group faces the challenge of rising commodity and energy costs and the related challenge of passing on price increases to customers.
- The Group faces risks associated with the potential loss of key management personnel.

The Board and senior management have invested significant time and resources in identifying specific risks across the Group, and in developing a culture of balanced risk minimisation. The Group has formal risk assessment processes in place through which risks and mitigating controls are evaluated. These processes are driven by business unit management, who are best placed to identify the significant ongoing and emerging risks facing their businesses. The outputs of these risk assessment processes are subject to various levels of review, up to and including Board level. Risks identified and associated mitigating controls are also subject to audit as part of operational, financial and health and safety audit programmes.

**EPS, Pre-tax and Operating profit are stated here before intangible amortisation and exceptional items.*

Note

Certain statements made in these interim results are forward-looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially from the expected future events or results referred to in these forward-looking statements.

ENDS

IAWS Group, plc

Statement of the directors in respect of the half year interim results

We confirm our responsibility for the half year interim results and that to the best of our knowledge:

- The condensed set of financial statements comprising the consolidated interim income statement, the consolidated interim balance sheet, the consolidated interim cash flow statement, the consolidated interim statement of changes in equity and the related notes have been prepared in accordance with IAS 34, *Interim Financial Reporting* as adopted by the EU;

- The review of operations includes a fair review of the information required by:

  a) *Regulation 7(2) of the Transparency (Directive 2004/109/EC) Regulations 2007*, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

  b) *Regulation 7(3) of the Transparency (Directive 2004/109/EC) Regulations 2007*, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last annual report that could do so.

The Group's auditor has not reviewed these half year interim results.

On behalf of the Board

10 March 2008

Owen Killian
Chief Executive Officer

Patrick McEniff
Chief Financial Officer

Enquiries

Media
Murray Consultants
Joe Murray
Tel: +353 1 498 0300
Mob +353 86 2534950

IAWS Group, plc

Consolidated interim income statement
for the six months ended 31 January 2008

	Six months ended 31 January 2008 €'000 (Unaudited)	Six months ended 31 January 2007 €'000 (Unaudited)	Year ended 31 July 2007 €'000 (Audited)
Revenue	**1,127,473**	838,456	1,907,619
Cost of sales	**(842,277)**	(645,611)	(1,416,507)
Gross profit	**285,196**	192,845	491,112
Distribution, administration and other expenses	**(202,987)**	(135,503)	(344,664)
Operating profit before amortisation and exceptional items	**82,209**	57,342	146,448
Intangible amortisation	**(9,241)**	(6,757)	(15,927)
Exceptional items	**-**	-	22,732
Operating profit	**72,968**	50,585	153,253
Share of profit of associates and joint venture	**13,382**	12,998	26,656
Profit before financing costs	**86,350**	63,583	179,909
Financing costs	**(17,132)**	(14,297)	(30,099)
Profit before tax	**69,218**	49,286	149,810
Income tax	**(10,262)**	(6,491)	(26,337)
Profit for the period	**58,956**	42,795	123,473

IAWS Group, plc

Consolidated interim income statement (continued)
for the six months ended 31 January 2008

	Six months ended 31 January 2008 €'000 (Unaudited)	Six months ended 31 January 2007 €'000 (Unaudited)	Year ended 31 July 2007 €'000 (Audited)
Attributable as follows:			
Equity shareholders	**55,658**	42,664	122,995
Minority interest	**3,298**	131	478
	58,956	42,795	123,473
Earnings per share for the period			
Basic - adjusted			
Excluding amortisation and exceptional items	**49.08c**	37.62c	95.34c
Diluted - adjusted			
Excluding amortisation and exceptional items	**48.37c**	37.15c	94.17c
Basic			
Including amortisation and exceptional items	**43.83c**	33.78c	97.22c
Diluted			
Including amortisation and exceptional items	**43.18c**	33.36c	96.04c
Dividend per ordinary share	**8.64c**	7.51c	15.31c

IAWS Group, plc

Consolidated interim balance sheet
as at 31 January 2008

	31 January 2008 €'000 (Unaudited)	31 January 2007 €'000 (Unaudited)	31 July 2007 €'000 (Audited)
ASSETS			
Non current assets			
Property, plant and equipment	**427,151**	349,679	356,493
Investment properties	**192,418**	-	165,473
Goodwill	**529,846**	563,226	531,340
Intangible assets	**274,585**	273,203	253,141
Investments in associates and joint venture	**160,399**	160,720	169,005
Other investments	**201**	206	204
Deferred tax assets	**16,090**	8,713	14,689
Total non current assets	**1,600,690**	1,355,747	1,490,345
Current assets			
Inventory	**194,194**	143,137	137,646
Trade and other receivables	**280,923**	244,077	240,451
Derivative financial instruments	**-**	1,789	734
Cash and cash equivalents	**138,476**	107,841	86,059
Total current assets	**613,593**	496,844	464,890
TOTAL ASSETS	**2,214,283**	1,852,591	1,955,235

IAWS Group, plc

Consolidated interim balance sheet (continued)

as at 31 January 2008

	31 January 2008 €'000 (Unaudited)	31 January 2007 €'000 (Unaudited)	31 July 2007 €'000 (Audited)
EQUITY			
Called up share capital	**39,169**	37,941	38,174
Share premium	**57,956**	54,022	57,001
Retained earnings and other reserves	**650,224**	437,927	620,922
Total equity attributable to equity shareholders of parent	**747,349**	529,890	716,097
Minority interest	**53,840**	2,705	50,631
TOTAL EQUITY	**801,189**	532,595	766,728
LIABILITIES			
Non current liabilities			
Interest bearing loans and borrowings	**680,436**	422,112	527,684
Employee benefits	**24,023**	9,666	8,705
Deferred government grants	**4,281**	2,919	2,929
Other payables	**488**	1,181	350
Deferred tax liabilities	**148,369**	136,125	147,041
Provisions	**49,013**	46,844	45,089
Total non current liabilities	**906,610**	618,847	731,798
Current liabilities			
Interest bearing borrowings	**40,888**	375,039	37,958
Trade and other payables	**417,071**	304,644	383,065
Corporation tax payable	**39,429**	20,522	31,741
Derivative financial instruments	**4,302**	944	3,945
Provisions	**4,794**	-	-
Total current liabilities	**506,484**	701,149	456,709
TOTAL LIABILITIES	**1,413,094**	1,319,996	1,188,507
TOTAL LIABILITIES AND EQUITY	**2,214,283**	1,852,591	1,955,235

IAWS Group, plc

Consolidated interim cash flow statement
for the six months ended 31 January 2008

	Six months ended 31 January 2008 €'000 (Unaudited)	Six months ended 31 January 2007 €'000 (Unaudited)	Year ended 31 July 2007 €'000 (Audited)
Cash flows from operating activities			
Profit before tax	**69,218**	49,286	149,810
Financing costs, net	**17,132**	14,297	30,099
Share of profits of associates and joint venture	**(13,382)**	(12,998)	(26,656)
Depreciation of property, plant and equipment	**16,617**	15,755	33,451
Amortisation of intangible assets	**9,241**	6,757	15,927
Amortisation of government grants	**(82)**	(91)	(79)
Employee share-based payment charge	**5,827**	1,317	6,007
Exceptional items	**-**	-	(22,732)
Other	**-**	476	(1,836)
Operating profit before changes in working capital	**104,571**	74,799	183,991
Increase in inventory	**(52,293)**	(24,569)	(22,740)
(Increase)/decrease in trade and other receivables	**(33,131)**	18,863	14,241
Increase/(decrease) in trade and other payables	**36,355**	(46,983)	11,814
Cash generated from operating activities	**55,502**	22,110	187,306
Interest paid	**(15,799)**	(12,710)	(29,547)
Income tax paid	**(4,863)**	(2,845)	(9,371)
Net cash from operating activities	**34,840**	6,555	148,388

IAWS Group, plc

Consolidated interim cash flow statement (continued)
for the six months ended 31 January 2008

	Six months ended 31 January 2008 €'000 (Unaudited)	Six months ended 31 January 2007 €'000 (Unaudited)	Year ended 31 July 2007 €'000 (Audited)
Cash flows from investing activities			
Proceeds from sale of property, plant and equipment	**156**	203	1,912
Purchase of property, plant and equipment			
- Ongoing	**(7,126)**	(5,730)	(11,710)
- New investments	**(58,550)**	(32,216)	(89,007)
Purchase of investment properties	**(12,945)**	-	-
Acquisition of subsidiaries, businesses and associates, net of cash acquired	**(54,689)**	(463,378)	(442,449)
Proceeds from disposal of business	**-**	-	1,031
Purchase of intangible assets	**-**	-	(12,984)
Cash received on dilution of Origin Enterprises plc, net	**-**	-	97,521
Insurance proceeds, net	**-**	-	6,118
Dividends received	**8,377**	7,928	18,000
Purchase of minority interest	**-**	(951)	(857)
Deferred consideration paid	**(1,000)**	(2,109)	(3,571)
Other	**-**	-	5
Net cash flow from investing activities	**(125,777)**	(496,253)	(435,991)
Cash flows from financing activities			
Proceeds from issue of share capital	**1,950**	2,208	5,420
Drawdown of loan capital	**142,819**	499,659	277,528
Capital element of finance lease liabilities	**(410)**	(181)	(363)
Equity dividends paid	**-**	-	(18,089)
Receipt from derivative financial instrument	**-**	-	1,343
Net cash flow from financing activities	**144,359**	501,686	265,839
Net increase/(decrease) in cash and cash equivalents	**53,422**	11,988	(21,764)
Translation adjustment	**(3,927)**	1,034	470
Cash and cash equivalents at start of period	**48,504**	69,798	69,798
Cash and cash equivalents at end of period	**97,999**	82,820	48,504

IAWS Group, plc

Consolidated interim statement of changes in equity
for the six months ended 31 January 2008

	Six months ended 31 January 2008 €'000 (Unaudited)	Six months ended 31 January 2007 €'000 (Unaudited)	Year ended 31 July 2007 €'000 (Audited)
At beginning of period	**766,728**	480,736	480,736
Changes in equity for the period			
Foreign exchange translation adjustment	**(36,869)**	4,859	(4,063)
Group defined benefit schemes	**(13,709)**	100	12,594
Deferred tax on defined benefit pension scheme	**1,774**	240	(1,095)
Losses relating to cash flow hedges	**(1,413)**	773	(1,952)
Deferred tax effect of cash flow hedges	**(171)**	-	712
Revaluation of investment properties	**-**	-	140,129
Deferred tax on revaluation of investment properties	**-**	-	(25,502)
Profit for the period attributable to equity holders	**58,956**	42,795	123,473
Net revaluation of previously held interest in associate	**18,116**	-	-
Share of associates' other reserve movements	**-**	(97)	1,684
Total recognised income and expense	**26,684**	48,670	245,980
Total recognised income and expense attributable to minority interests	**(3,209)**	(131)	(1,047)
Total recognised income and expense attributable to equity shareholders	**23,475**	48,539	244,933
Issue of shares	**1,950**	2,208	5,420
Increase in employee share-based payments reserve	**5,827**	1,317	6,007
Dividends paid	**-**	-	(18,089)
Total changes in equity attributable to equity shareholders	**31,252**	52,064	238,271
Movement in minority interest	**3,209**	(205)	47,721
Total change in equity for the period	**34,461**	51,859	285,992
At end of period	**801,189**	532,595	766,728

IAWS Group, plc

Notes to the consolidated interim financial information
for the six months ended 31 January 2008

1 International Financial Reporting Standards

Basis of preparation

The interim financial information has been prepared in accordance with the accounting policies set out in the Group's consolidated financial statements for the year ended 31 July 2007 which were prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Commission.

The consolidated interim financial information is presented in euro, rounded to the nearest thousand, which is the functional currency of the parent and majority of the Group's operations.

IAWS Group, plc

Notes to the consolidated interim financial information (continued)
for the six months ended 31 January 2008

2 Segment information

(a) Segmental revenue and result

	FOOD – EUROPE			FOOD – NORTH AMERICA			ORIGIN			TOTAL		
	6 months ended 31/01/08 €'000	6 months ended 31/01/07 €'000	Year ended 31/07/07 €'000	**6 months ended 31/01/08 €'000**	6 months ended 31/01/07 €'000	Year ended 31/07/07 €'000	**6 months ended 31/01/08 €'000**	6 months ended 31/01/07 €'000	Year ended 31/07/07 €'000	**6 months ended 31/01/08 €'000**	6 months ended 31/01/07 €'000	Year ended 31/07/07 €'000
Segment revenue	**351,447**	317,839	649,125	**229,614**	145,693	369,131	**546,412**	374,924	889,363	**1,127,473**	838,456	1,907,619
Profit from operations before amortisation and exceptional items	**34,726**	30,948	66,576	**27,242**	14,538	41,745	**20,241**	11,856	38,127	**82,209**	57,342	146,448
Intangible amortisation	**(3,589)**	(3,425)	(6,882)	**(4,865)**	(2,970)	(8,248)	**(787)**	(362)	(797)	**(9,241)**	(6,757)	(15,927)
Exceptional items	**-**	-	(3,683)	**-**	-	(2,783)	**-**	-	1,146	**-**	-	(5,320)
Exceptional items, unallocated	**-**	-	-	**-**	-	-	**-**	-	-	**-**	-	28,052
Operating profit	**31,137**	27,523	56,011	**22,377**	11,568	30,714	**19,454**	11,494	38,476	**72,968**	50,585	153,253
Share of profit of associates and joint venture	**4,784**	4,012	7,209	**7,656**	7,166	15,773	**942**	1,820	3,674	**13,382**	12,998	26,656
Profit before financing costs	**35,921**	31,535	63,220	**30,033**	18,734	46,487	**20,396**	13,314	42,150	**86,350**	63,583	179,909

IAWS Group, plc

Notes to the consolidated interim financial information (continued)
for the six months ended 31 January 2008

2 Segment information (*continued*)

(b) Segmental assets

	FOOD – EUROPE			FOOD – NORTH AMERICA			ORIGIN			TOTAL		
	31/01/08 €'000	31/01/07 €'000	31/07/07 €'000	31/01/08 €'000	31/01/07 €'000	31/07/07 €'000	31/01/08 €'000	31/01/07 €'000	31/07/07 €'000	31/01/08 €'000	31/01/07 €'000	31/07/07 €'000
Segment assets excluding investments in associates and joint venture	**656,333**	521,771	565,040	**668,001**	770,952	715,193	**574,783**	280,599	404,311	**1,899,117**	1,573,322	1,684,544
Investments in associates and joint venture	**82,428**	78,571	77,777	**62,481**	60,776	64,707	**15,490**	21,373	26,521	**160,399**	160,720	169,005
Segment assets	**738,761**	600,342	642,817	**730,482**	831,728	779,900	**590,273**	301,972	430,832	**2,059,516**	1,734,042	1,853,549
Reconciliation to total assets as reported in Group balance sheet												
Listed investments										**201**	206	204
Derivative financial instruments										**-**	1,789	734
Cash and cash equivalents										**138,476**	107,841	86,059
Deferred tax assets										**16,090**	8,713	14,689
Total assets as reported in Group balance sheet										**2,214,283**	1,852,591	1,955,235

IAWS Group, plc

Notes to the consolidated interim financial information (continued)
for the six months ended 31 January 2008

2 Segment information (*continued*)

(c) Segmental liabilities

	FOOD - EUROPE			FOOD - NORTH AMERICA			ORIGIN			TOTAL		
	31/01/08 €'000	31/01/07 €'000	31/07/07 €'000	**31/01/08 €'000**	31/01/07 €'000	31/07/07 €'000	**31/01/08 €'000**	31/01/07 €'000	31/07/07 €'000	**31/01/08 €'000**	31/01/07 €'000	31/07/07 €'000
Segment liabilities	**213,424**	181,184	203,768	**106,313**	80,489	104,899	**179,933**	103,581	131,471	**499,670**	365,254	440,138
Reconciliation to total liabilities as reported in Group balance sheet												
Interest bearing loans and borrowings										**721,324**	797,151	565,642
Derivative financial instruments										**4,302**	944	3,945
Income tax and deferred tax liabilities										**187,798**	156,647	178,782
Total liabilities as reported in Group balance sheet										**1,413,094**	1,319,996	1,188,507

IAWS Group, plc

Notes to the consolidated interim financial information (continued)
for the six months ended 31 January 2008

3 Earnings per share

	6 months ended 31/01/08 €'000	6 months ended 31/01/07 €'000	Year ended 31/07/07 €'000	**6 months ended 31/01/08 EPS (cent)**	6 months ended 31/01/07 EPS (cent)	Year ended 31/07/07 EPS (cent)
Basic						
Profit for the period	**55,658**	42,664	122,995	**43.83**	33.78	97.22
Amortisation of intangible assets	**9,241**	6,757	15,927	**7.28**	5.35	12.59
Amortisation of related deferred tax liability	**(2,576)**	(1,901)	(4,406)	**(2.03)**	(1.51)	(3.48)
Exceptional items, net of tax	**-**	-	(13,909)	**-**	-	(10.99)
Adjusted earnings per share	**62,323**	47,520	120,607	**49.08**	37.62	95.34
Diluted						
Profit for the financial year	**55,658**	42,664	122,995	**43.40**	33.36	96.06
Dilutive effect of equity entitlements in Origin on profit for the period	**(282)**	-	(31)	**(0.22)**	-	(0.02)
Diluted earnings per share	**55,376**	42,664	122,964	**43.18**	33.36	96.04
Amortisation of intangible assets	**9,241**	6,757	15,927	**7.21**	5.28	12.44
Amortisation of related deferred tax liability	**(2,576)**	(1,901)	(4,406)	**(2.01)**	(1.49)	(3.44)
Exceptional items, net of tax	**-**	-	(13,909)	**-**	-	(10.87)
Additional dilutive effect of equity entitlements in Origin on adjusted profit for the period	**(17)**	-	-	**(0.01)**	-	-
Adjusted earnings per share	**62,024**	47,520	120,576	**48.37**	37.15	94.17

IAWS Group, plc

Notes to the consolidated interim financial information (continued)
for the six months ended 31 January 2008

3 Earnings per share (*continued*)

The calculation of earnings per share is based on the weighted average number of shares in issue during the period of 126,995,921 (*31 January 2007: 126,281,140*). The weighted average number of shares used in the calculation of diluted earnings per share is 128,254,223 (*31 January 2007:* 127,901,501).

4 Acquisitions

During the period, Origin completed the acquisition of the remaining 50% interest in the Odlum Group ("Odlums") that it did not previously own. On 1 February 2008, Origin also acquired Masstock Group Holdings Limited, a leading provider of integrated agronomy services in the UK.

During the year, Food Europe also acquired interests in complementary Lifestyle Foods businesses which do not have a material affect on the results of the Group.

5 Dividends

The Board has approved an interim dividend of 8.64c per share, an increase of 15 per cent on the 2007 interim dividend of 7.51c. It will be paid on 21 April 2008 to shareholders on the register on 11 April 2008.

IAWS Group, plc

Notes to the consolidated interim financial information (continued)
for the six months ended 31 January 2008

6 Effect of exceptional items

	Six months ended 31 January 2008 €'000	Six months ended 31 January 2007 €'000	Year ended 31 July 2007 €'000
Adjusted operating profit			
Operating profit before financing	**86,350**	63,583	179,909
Intangible amortisation	**9,241**	6,757	15,927
Exceptional items	**-**	-	(22,732)
Adjusted operating profit before financing and exceptional items	**95,591**	70,340	173,104
Adjusted profit before tax			
Profit before tax	**69,218**	49,286	149,810
Intangible amortisation	**9,241**	6,757	15,927
Exceptional items	**-**	-	(22,732)
Adjusted profit before tax and exceptional items	**78,459**	56,043	143,005

7 Analysis of net debt

	31 July 2007 €'000	**Cashflow €'000**	**Arising on Acquisition €'000**	**Amortisation of loan costs €'000**	**Exchange Adjustment €'000**	**31 January 2008 €'000**
Cash	86,059	57,800	-	-	(5,383)	138,476
Overdrafts	(37,555)	(4,378)	-	-	1,456	(40,477)
Cash and cash equivalents	**48,504**	**53,422**	**-**	**-**	**(3,927)**	**97,999**
Loans	(525,502)	(142,819)	(30,772)	(364)	21,738	(677,719)
Finance leases:						
Current	(403)	418	(426)	-	-	(411)
Non-current	(2,182)	(8)	(527)	-	-	(2,717)
Net debt	**(479,583)**	**(88,987)**	**(31,725)**	**(364)**	**17,811**	**(582,848)**

Exhibit 99.7


ANNUAL REPORT
2005

SWISS GOURMET BAKERY

The HIESTAND GROUP is a leading international producer of deep-frozen and convenience bakery goods. In 2005 the Group generated sales of CHF 449.6 million and employed a staff of 1918. Its innovative bakery goods and broad product range, complemented by comprehensive services in the area of active sales promotion, generate added value for B2B customers. A tight-knit logistics and distribution network ensures that customers are able to sell fresher-than-fresh products on a constant basis. HIESTAND uses only natural and unadulterated raw materials in its high-quality bakery produce.

KEY FIGURES

in CHF thousand	2005	2004
Net sales	**449 592**	**397 541**
Change vs. previous year	+13.1%	+19.8%
Cash provided by operating activities	**49 185**	**50 903**
Change vs. previous year	-3.4%	+45.7%
in percent of net sales	10.9%	12.8%
EBITDA	**72 306**	**61 579**
Change vs. previous year	+17.4%	+18.2%
in percent of net sales	16.1%	15.5%
EBIT	**45 711**	**40 125**
Change vs. previous year	+13.9%	+32.0%
in percent of net sales	10.2%	10.1%
Profit for the year	**31 956**	**24 359**
Change vs. previous year	+31.2%	+33.5%
in percent of net sales	7.1%	6.1%
Capital expenditure	**26 884**	**74 590**
Number of employees	**1 918**	**1 978**
Total assets	**358 794**	**361 536**
Shareholders' equity	**234 788**	**204 153**
Equity in percent of total assets	65.4%	56.5%

INFORMATION FOR THE INVESTOR

Share capital
The share capital consists of 531 930 fully registered shares at par value CHF 1.

Stock exchange listing
The registered shares have been listed on the Swiss Exchange since October 27, 1997. Price information can be found in the Swiss national financial press. The ticker symbols below can be used to find the relevant data on electronic information systems.

Reuters	HIEN.S
Telekurs	HIEN
Swiss security number	718 698

Shareholder groups
As of 31 December 2005, the shareholders of HIESTAND HOLDING AG were composed as follows:

Original shareholders	3.9%
Blixen Ltd (IAWS Group)	32.0%
Public	62.4%
Employees	1.5%
Own shares	0.2%
Of which: Depository shares	20.5%

Information on share prices in CHF	
Highest price (August 2, 2005)	1 135
Lowest price (March 24, 2005)	846
Price at year-end (December 31, 2005)	991
Taxable value as of January 1, 2006	991

Share key figures number of / in CHF	2005	2004
Number of shares	531 930	526 155
Earnings per share	59.39	47.16
Cash flow per share	92.45	96.75
EBITDA per share	135.95	117.05
Shareholders' equity per share	441.40	388.00
Net assets per share	290.30	236.45
P/E ratio	16	20

FINANCIALS AT A GLANCE

Net sales CHF million


450
400
300
200
0
290.0
301.5
331.9
397.5
449.6
2001
2002
2003
2004
2005

EBIT CHF million


50
40
30
20
10
0
13.4
24.6
30.4
40.1
45.7
2001
2002
2003
2004
2005

Cash provided by operating activites CHF million


50
40
30
20
10
0
26.6
25.5
34.9
49.2
2001
2002
2003
2004
2005

Profit for the year CHF million


30
25
20
15
10
5
0
4.8
11.6
18.3
32.0
2001
2002
2003
2004
2005

ORGANIZATIONAL CHART AS OF DEC 31, 2005

HIESTAND HOLDING AG
Lupfig, Switzerland CHF 0.532m

Production & sales companies

100% HIESTAND SCHWEIZ AG
Schlieren, Switzerland
CHF 3.500m

100% HIESTAND DEUTSCHLAND GMBH
Gerolzhofen, Germany
EUR 0.512m

100% HIESTAND POLSKA SP. Z.O.O.
Grodzisk Mazowiecki, Poland
PLN 60.637m

100% HIESTAND AUSTRIA GMBH
Wiener Neudorf, Austria
EUR 0.036m

100% HIESTAND MALAYSIA SDN BHD
Bandur Baru Bangi, Malaysia
MYR 2.400m

Sales companies

100% HIESTAND & SUHR HANDELS- UND LOGISTIK GMBH
Vogtsburg-Achkarren, Germany
EUR 0.025m

100% HIESTAND JAPAN CO., LTD.
Tokyo, Japan
JPY 185.000m

Other companies

100% HIESTAND INTERNATIONAL AG
Schlieren, Switzerland
CHF 0.200m

100% HIESTAND BETEILIGUNGS-HOLDING GMBH
Gerolzhofen, Germany
EUR 0.026m

60% JOINT VENTURE
HiCoPain AG
Dagmersellen, Switzerland
CHF 20.000m

Minority investments

36.5% TK-Center Birrfeld AG
Lupfig, Switzerland
CHF 1.500m

CORPORATE BODIES AS OF DEC 31, 2005

Board of Directors	
Albert Abderhalden	Chairman
Wolfgang Werlé	Vice-Chairman
Hans Sigrist	Member
Dr. J. Maurice Zufferey	Member
Philip Lynch*	Member
Auditors	
KPMG Fides Peat, Zurich	
Group Executive Committee	
Wolfgang Werlé	CEO, Delegate of the Board of Directors
Urs Jordi	COO, Production & Logistics
Roland Straub	CFO, Finance & Controlling
Andrea Stegen	Managing Director Germany / Key Account International
Group Executive Management at subsidiaries	
Armin Bieri	HIESTAND SCHWEIZ AG, Schlieren, Switzerland
Andrea Stegen	HIESTAND DEUTSCHLAND GMBH, Gerolzhofen, Germany
	HIESTAND & SUHR HANDELS- UND LOGISTIK GMBH, Vogtsburg-Achkarren, Germany
Gerd Dankert	HIESTAND AUSTRIA GMBH, Wiener Neudorf, Austria
Ela Siatkowska	HIESTAND POLSKA SP. Z.O.O., Grodzisk Mazowiecki, Poland
Kazutaka Kariya	HIESTAND JAPAN CO., LTD, Tokyo, Japan
Franz Nickl	HIESTAND MALAYSIA SDN BHD, Bandur Baru Bangi, Malaysia

*until December 31, 2005

HIESTAND GROUP
ANNUAL REPORT 2005





REPORTING



Dear Shareholders

I am really proud to be able to report that 2005 was yet another extremely successful financial year for HIESTAND. This is now the fourth financial year in a row in which we have reported very good results. Not only did we meet all our financial targets, we actually even exceeded them. This great performance had a striking effect on results at every level:

(CHF)

Sales	449.6 Mio.	+ 13.1% on prior year
EBIT	45.7 Mio.	+ 13.9% on prior year
Profit for the year	32.0 Mio.	+ 31.2% on prior year

We generated an exceptional earnings-per-share figure of CHF 59.39, compared with CHF 47.16 the year before. It goes without saying that you, dear shareholders, should also benefit from this strong performance. At the Annual General Meeting on 10 May 2006, the Board of Directors will therefore propose to pay out a dividend of CHF 15 per share, 50% more than last year.

The conversion from the employee share bonus plan into the employee cash bonus plan (MACBP) has been implemented. Our employees, who are our greatest asset, were delighted to be able to continue participating directly in the success. The well thought-out and fine-tuned system ensures that only performance-related bonuses will be paid.

On 14 December 2005, our main shareholder, IAWS, announced that it had increased its stake in HIESTAND from 22% to 32%. We are very pleased that such confidence is being shown in our company. The Board of Directors of IAWS informed us that it has no plans to further increase the stake held. Under the Stock Exchange Act and the HIESTAND Articles of Incorporation, IAWS would become obliged to submit a public purchase offer if it were to exceed the threshold of 33.33% of voting rights.

As previously announced, Philip Lynch has stepped down from the Board of Directors, effective end-December 2005. During his two years in office he demonstrated great commitment to the HIESTAND GROUP, for which we would like to thank him most sincerely. Owen Killian, the CEO of IAWS, is his designated successor. The HIESTAND Board of Directors will propose his election at the Annual General Meeting on 10 May 2006.

What makes the HIESTAND GROUP so successful in the long-run? A unique range of products, a sophisticated service concept and a concentrated passion of the employees determined to always come up with the best for our customers. I have been privileged enough both to experience this wonderful combination and to take an active part in it for 34 years now. Together with Fredy Hiestand, I have built up a prosperous, exchange-listed, international company for bakery goods starting from a small bakery. And I have worked just as closely with Wolfgang Werlé and Urs Jordi. Since 2001, we have generated above-average growth in terms of both sales and profit. In these two colleagues, the Group Executive Committee, the Board of Directors and all our employees, we have the best platform for sustainable growth. All of which has made it easier for me to decide, after 35 years at HIESTAND, to pass on the responsibility of the position of Chairman of the Board of Directors to Wolfgang Werlé at the Annual General Meeting in 2007. At the same time, Urs Jordi will step into his shoes as CEO and Delegate of the Board of Directors. I am convinced that the HIESTAND GROUP will continue on its successful course under its new leadership. I will put these proposals before you at the Annual General Meeting in 2007.

The kind of success that we experienced again in 2005 is never the work of just one person. I would therefore like to express my gratitude to my esteemed colleagues on the Board of Directors and Group Executive Committee, together with all employees of the HIESTAND GROUP, for the huge commitment they have demonstrated. I firmly believe that we will continue to achieve our ambitious objectives over the coming years. I would like to thank you, dear shareholders, for the confidence you have shown in our company and for your loyalty.

Yours sincerely

Albert Abderhalden
Chairman



I am delighted to announce to you, dear shareholders, that 2005 make history in our company as an outstanding financial year. With sales advancing by 13.1% to almost CHF 450 million, we once more succeeded in generating double-digit growth. The operating result (EBIT) is just as gratifying: a disproportionately increase of 13.9% lead to an EBIT figure of CHF 45.7 million. The improvement in profit for the year is even more impressive: at CHF 32.0 million, it exceeded the prior-year figure by 31.2%.

All five HiCoPain production lines have been up and running since the second quarter of 2005. HIESTAND SWITZERLAND is taking the lead role in the joint venture with Coop. At CHF 30 million, this is the largest single investment we have ever made. Which is why I am particularly pleased that the HiCoPain site at Dagmersellen in Canton Lucerne is going full speed ahead to the total satisfaction of all the partners.

We have our employees to thank for turning 2005 into yet another record year. I would like to congratulate them on this great success! Performance of this kind would not be possible without the commitment shown by each and every one of them. Group-wide, 1 918 employees devoted their motivation and competence to satisfying our customers.

The "Fit for the Future" project created a base for the sustainable success of our company. Over a period of two years, we identified areas where cost savings could be made and respective measures were taken. Alongside our objective of lowering costs, we also succeeded in improving profitability. The "Fit for the Future" project was successfully concluded in 2004. Our Group companies are now in the best possible shape for sustainable development.

In the year under review, our new project "we@Hiestand" got off the starting blocks. Five Group-wide processes have been defined as part of this project: supply chain management, innovation, marketing & sales, risk management and information technology. Around 80 employees, from all the Group companies, are involved. Goals have been set for each process, in line with the corporate objectives to be achieved by 2010. In keeping with a common, international "Spirit of HIESTAND", major potential synergies have already been identified and will now be successively implemented throughout the Group step by step.

In contrast to the "Fit for the Future" project, the time scale for "we@Hiestand" remains open. Processes are being continually optimized, allowing us to immediately and efficiently integrate any companies we may acquire into the HIESTAND GROUP. It is our stated goal when taking over a company to keep the existing, established management team in place and to lend our support in the form of well proven, workable systems.

We are firmly standing by our vision of generating sales of one billion Swiss francs by the end of 2010. All our efforts are directed towards achieving this goal. Meeting our annual target of organic sales growth of between 8% and 10% will not be enough in itself to help us reach the billion mark. The remaining gap will need to be bridged through acquisitions. Albert Abderhalden and I have identified potential takeover candidates and are currently investing a great deal of time in evaluating these transactions. Our COO, Urs Jordi, assumed responsibility for day-to-day business at the start of the year, and operations have been running smoothly under his management. I would like to take this opportunity to express my gratitude for the great dedication he has shown in moving our company forward. Each day brings new proof of his ability, as my deputy, to solve executive functions outstandingly.

Thanks must also go to all our customers, partners and suppliers for their trust and loyalty. Every single one has contributed to this satisfying result.

And I would like to thank you, dear shareholders, for the confidence and faith you have shown in the HIESTAND GROUP and its potential, a fact that is reflected in the continuing strong share price performance.

Yours sincerely

Wolfgang Werlé
Chief Executive Officer

Our customers' success lies constantly at the heart of the HIESTAND business model. Our customer account managers, both on the road and at head office, collaborate closely with our customers and partners. Our services at the point of sale comprise all aspects of active sales promotion, from advising on the best choice of bakery products across a wide variety of convenience levels – from unproved doughs through to the ready-baked, frozen product – and the development of sales concepts, right down to the individual details of shop fittings, ovens and advertising activities.

Recipe for success at the point of sale

The product line-up is designed to meet the specific needs of our customers. Through a broad product range, which is continually complemented by innovative products, we are able to adapt our offering on a dynamic basis. Specially designed training courses for our customers' sales staff enable HIESTAND's mastery of the art of baking to be conveyed to the point of sale. With easy-to-use ovens, the volume of products to be ready baked can be adjusted at any time in line with demand. On the marketing side, HIESTAND assists its customers with individual advertising and promotional material and, together with the seductive aroma of fresh bakery products, this acts as an additional support to sales.

Customers benefit from increased sales of the freshest-possible bakery products, whilst minimizing the number of unsold products.

Tightly knit logistics and distribution network

A tightly knit logistics and distribution network ensures customers are able to sell perfect , oven-fresh bakery products at any time. The reliable service guarantees that customers' shelves are always full. Our proximity to customers ensures that we become aware of their needs as soon as they arise, and our fine-tuned logistics processes enable us to meet those needs immediately. We deliver everywhere, round the clock.

Customers benefit from the constant availability of bakery products and low storage costs.

Mastery of the art of baking – solid craftsmanship

HIESTAND's quality bakery products are manufactured using traditional processes – such as giving dough plenty of time to rise – combined with leading-edge technology. The use of sophisticated freezing processes means that no preservatives are required. HIESTAND obtains natural, unadulterated raw materials – flour, berries and fruits, nuts and kernels – from controlled, environmentally friendly and locally certified sources. First-class drinking water, butter, free-range eggs and meat from responsible farmers round off our list of ingredients. Quality requirements are jointly defined with our suppliers, and monitored by HIESTAND.

Customers benefit from natural bakery products produced in harmony with the environment and good animal husbandry practice.

Expanded product line-up for all needs

In the past, the focus was on manufacturing the entire product range available on the market. Nowadays, however, production is limited to high-quality bakery goods, produced in accordance with our raw materials philosophy. Alongside HIESTAND's quality bakery produce and HIESTAND products manufactured under license, the range is complemented by trading goods purchased from third parties. All products are distributed via the nationwide logistics and distribution network. Advisory and support services at the point of sale are also included.

Customers benefit from a full product range as well as the comprehensive HIESTAND service concept.

"Win-win-win"

HIESTAND's activities right along the value chain – from the purchasing of raw materials or traded products, via production and distribution. Through to customer advice and care – enable B2B customers to generate added value. In addition, customers benefit from innovative services. A constant supply of new – and in particular seasonal – products is equally important. This in turn benefits the end-consumers, who enjoy a rich array of bakery products – products that are oven-fresh, and therefore fresher-than-fresh.

Our customers benefit from satisfied end-consumers. In turn, this is what makes HIESTAND so successful.

The Group Executive Committee of the HIESTAND GROUP



Roland Straub

CFO, Finance & Controlling

Wolfgang Werlé

CEO, Delegate of the Board of Directors

Urs Jordi

COO, Production & Logistics

Andrea Stegen

Managing Director Germany/ Key Account International



we@Hiestand Project



HOLGER CZERWENKA
Project Manager "we@Hiestand"
HIESTAND INTERNATIONAL AG

"we@Hiestand" Project – Goals

"The 'we@Hiestand' project opens up synergies between the individual companies and leads to an optimization on a group level. The goal is to optimize the group's organization and processes and at the same time to make sure that any companies acquired in the future can be incorporated into the HIESTAND GROUP quickly and efficiently. Last but not least, the project attempts to increase the team spirit within the group."

1	2	3	4	5
Supply Chain Management	Innovations	Marketing & Sales	Risk Management	Information Technology

"we@Hiestand" Project – Scope

In 2004, HIESTAND successfully completed the "Fit for the Future" project. This project aimed at reducing costs and increasing profitability. In spring 2005, a new project called "we@Hiestand" was launched. This project includes so-called Synergy Teams conducting investigations in all international subsidiaries in order to identify groupwide synergies and optimization opportunities in the organization of structure and workflow. About 80 employees from different hierarchical levels and all HIESTAND countries participate in the "we@Hiestand" project, thus strengthening the "Spirit of HIESTAND". In the scope of the "we@Hiestand" project, the following five main processes were identified:

- Supply Chain Management
- Innovations
- Marketing & Sales
- Risk Management
- Information Technology

The Synergy Teams are coached by members of the Group Executive Committee. A first step consisted in gathering ideas from the different Synergy Areas and summarizing them in a concept. The Steering Committee evaluates the subprojects that – if approved – will be implemented on a group level. The first implementation phase will last until 6 June 2006. An external consulting company accompanies the overall project. The same consulting company was already responsible for the "Fit for the Future" project.

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Organic growth continues unabated

In 2005, HIESTAND posted record results at every level with sales advancing 13.1% to CHF 449.6 million. If we eliminate the results for the two companies in Singapore, which were sold as of 1 July 2005, growth actually totalled 13.9%. Currency effects came to 0.7%. EBIT rose by over CHF 5.0 million to CHF 45.7 million – 13.9% up on the previous year. Financial expenses remained virtually unchanged. This plus the lower consolidated tax rate favourably contributed to a profit for the year of CHF 32.0 million, a year-on-year rise of 31.2%. As a result, earnings per share rose by 25.9% from CHF 47.16 to CHF 59.39. The stated earnings targets were thus clearly exceeded. With an EBIT margin of over 10% and a net profit margin of over 7%, these figures are at record levels. This provides grounds for optimism that the sales target of one billion Swiss francs will be reached by the end of 2010 through organic and external growth, while maintaining a consistently high level of profitability.

Reporting now in compliance with IFRS standards

For companies listed in the main segment of the SWX Swiss Exchange, from the 2005 financial year, only IFRS (International Financial Reporting Standards) and US GAAP are recognized as accounting standards. The HIESTAND GROUP has thus made the change from Swiss GAAP FER to IFRS in the year under review. Any deviations compared with the financial statements prepared in accordance with the earlier accounting standard are explained in detail in the Financial Report. With the exception of the calculation of the tax burden, the changeover had only a marginal impact on profitability.

Strong growth for core products

The start of production on all five lines at the new HiCoPain facilities had a positive impact on core products. At 21%, bread/rolls was the product group with the strongest growth rate, attributable to the large loaves produced by HiCoPain. The croissant segment also reported satisfying growth. After two years of levelling-off, growth picked up again by 12%. This is partly accountable to HiCoPain, and partly to above-average growth of around 10% in Germany.



Supply Chain Management Process



KENJI YONENAGA
Member of the "we@Hiestand"
Supply Chain Management Process
HIESTAND JAPAN CO., LTD

Supply Chain Management Process – Goals

"The Supply Chain Management Process enables us to provide the required resources and products in the desired quality at the right time, in the right place and as cost-efficiently as possible."

1 **Supply Chain Management**
2 Innovations
3 Marketing & Sales
4 Risk Management
5 Information Technology

Supply Chain Management Process – Scope

Supply Chain Management is the company's backbone. The process optimizes the flow of information and materials from internal and external suppliers to manufacturing and distribution through to consumers. In the framework of the "we@Hiestand" project, processes along the entire value-added chain are analyzed comprehensively and checked for any synergy potential. The resulting transparency provides for faster and more flexible decisions. In a first step, the manufacturing process is optimized while putting special focus on safety and reliability. Appropriate certifications, an extensive Risk Management and a groupwide, standardized performance measurement system for efficient controlling meet sophisticated requirements. The newly developed manufacturing strategy is documented in detail. The respective manual is not only at the responsible persons' disposal, it can also be accessed by all employees. In the future, it will be used as a groupwide guideline. HIESTAND aims at optimizing plant utilization, primarily by its own premium bakery products range, for which exclusively natural and untreated raw materials are used. In order to secure optimum capacity utilization at all production sites, know-how and experiences are shared and made available on a group level.

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Pastries likewise recorded a year-on-year rise of 8%. Consequently, all of HIESTAND's core products – croissants, pastries and large loaves – contributed to the robust growth. The slight decline in the "Various" product group can be ascribed to the disposal of the activities in Singapore, since many of the products sold in retail outlets there did not form part of core business.

Sales by product group 2005 (2004)


Bread/rolls 44% (42%)
Pastries 23% (24%)
Croissants 16% (16%)
Snacks 8% (9%)
Pretzels 6% (6%)
Various 3% (3%)

The share of sales of the company's own products, compared to those of traded goods, increased from 69% to 74%, with HiCoPain acting as a growth driver. Complemented by the gradual realignment of the Back & Friends product assortment 2005 was the first year in which the gradual shift towards self-manufactured products at Back & Friends following its acquisition in 2004, had an impact on the full twelve-month period.

Convenience stores/service stations continue on growth path

Convenience stores/service stations and in-store bakeries were the two customer groups which posted the highest growth rates. Compared with 2004, there was a slight slowdown in sales at convenience stores/service stations, although this still remains one of the strongest areas of growth. The over proportional growth rates in the in-store bakery sector can be explained by the start of production at HiCoPain. The traditional bakery channel also experienced a sharp jump in sales. Intensified marketing efforts by sales teams focussing on specific customer groups had a positive effect not only on this segment, but also in the traditional catering market. This effect is set to continue in 2006.



Innovations Process



MIRELA KAZUS
Member of the "we@Hiestand"
Innovations Process
HIESTAND POLSKA SP. Z.O.O.

Innovations Process – Goals

"The Innovations Process enables us to gather ideas in a structured and systematic way and to implement them efficiently and effectively. We are convinced that the Innovations process with its fast pace of innovation on a high-quality level contributes to securing the innovation leadership within our industry."

1 Supply Chain Management | 2 **Innovations** | 3 Marketing & Sales | 4 Risk Management | 5 Information Technology

Innovations Process – Scope

HIESTAND means innovations – which can be further developments of existing products or completely new products. A first step consists in the evaluation of the structures and procedures that support product innovations. Afterwards, it is all about analyzing innovations in the manufacturing process, along the entire value-added chain and in the business model. Conclusions are based on systematic assessment of product successes and failures, evaluations on customer surveys and HIESTAND's own observations. The Consumer Panel Concept, which was developed in Switzerland, will be adapted to every company in the group to identify the potential of innovations in the premarket phase. As far as product development is concerned, customers are considered more and more since innovations are only worth something if they are economically successful by providing a convincing consumer benefit. That is, creativity is indispensable to but not sufficient for innovation. In the future, packaging design and materials will become more and more important. The aim of this process is that the packaging sets HIESTAND products apart from rival products and that customers choose the high-quality HIESTAND brand.

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Sales by customer group 2005 (2004)


Convenience stores/service stations 30 % (31 %)
Backery shops in food stores 28 % (23 %)
Bakeries 16 % (16 %)
Traditional catering 15 % (17 %)
Canteens 6 % (6 %)
Various 5 % (7 %)

European sales force expanded

Total revenues of CHF 426.8 million were generated in Europe, CHF 424.0 million of which came from third-party customers. Allowing for currency fluctuations, third-party sales rose 13.0% year-on-year. The EBIT margin stood at 13.5%. Volumes for bakery goods in the markets served by HIESTAND remained stable. Sales of deep-frozen bakery goods were up slightly, while hovering in the low single-digit territory. A number of competitors expanded their capacity, thus intensifying price pressure. Nevertheless, the HIESTAND GROUP was able to further strengthen its market position in the main European markets of Switzerland, Germany and Poland. This success is due in part to HIESTAND's unique range of self-manufactured premium bakery products and complimentary traded goods, and in part to the unsurpassed range of services provided along the entire value chain. Thanks to these two factors, we succeeded both in retaining major customers and winning new ones. A reorganization of the sales territories got underway in all the European markets in late 2005. In recent years, the company has successfully built up and strengthened its leading position in the area of Key Accounts. The task now is to acquire a solid base among the numerous smaller, independent customers. To this end, headcount was added to the sales teams. This expansion will continue in 2006.

In the 2005 financial year, the Group invested CHF 25.7 million, of which CHF 12.3 million went into in the HiCoPain joint venture. Additional major investments were made in Germany. A finishing centre was set up in Heppenheim, in parallel with the further development of the logistics and distribution infrastructure.



Marketing & Sales Process



YVONNE DEWALDT
Member of the "we@Hiestand"
Marketing & Sales Process
HIESTAND DEUTSCHLAND GMBH

Marketing & Sales Process – Goals
"The Marketing & Sales Process allows for sustainable growth and will enable us to reach our sales target of CHF 1 billion as well as the planned EBIT margin of 10% by the end of 2010."

1 Supply Chain Management | 2 Innovations | 3 Marketing & Sales | 4 Risk Management | 5 Information Technology

Marketing & Sales Process – Scope

In the past few years, the HIESTAND GROUP has experienced rapid growth. One of the most important factors for this growth was the strong sales organization. In the scope of the "we@Hiestand" project, sales processes are analyzed and – if this is possible and makes sense – standardized and professionalized on a group level to make the sales organization even more powerful. The overall aim is to implement a standard sales methodology in all HIESTAND countries. The sales teams receive a thorough education and the methodology is documented in detail and described with the help of a manual. All employees in the different countries will have access to the methodology. This procedure results in professional, customer-oriented and efficient sales teams.

The balance between professional sales methodologies and systems and sales characteristics which are typical of HIESTAND, such as commitment, heart and business-oriented thinking and actions, is of great importance in this context.

Active product line development is a second important subject area within this "we@Hiestand" process. Clear rules and processes help to counterbalance the wish to meet customer requirements – a wide and individualized range of products – against the duty to secure economic efficiency.

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HiCoPain drives growth in Switzerland

After two of the HiCoPain lines initially went into production back in December 2004, the company has been turning out croissants, plaits, baguettes, bread and rolls on all of the five production lines since the end of April 2005. This joint venture with Coop enables high-quality bakery goods to be manufactured with highest efficiency, creating a surge in sales on the Swiss market, even though a few customers have turned to another supplier as their reaction to this collaboration.

Finishing concept implemented in Germany

With the implementation of the finishing concept in Germany, HIESTAND currently is the only supplier offering deep-frozen, ready-baked and processed products. HIESTAND is further underlining its innovation leadership through its cooperation with Käfer, Germany's leading fine food retailer. Various speciality breads will now be gradually introduced through this channel.

Poland a strong gateway to Eastern Europe

In Poland, both the B2B segment and export activities contributed to growth. The strategy of using Poland as a gateway to Eastern Europe has paid off. The Czech and Slovak markets were developed most successfully by a small but highly efficient sales team based in Prague. We are currently sizing up the extent to which this successful model can be applied in other countries in Eastern Europe.

Austria steps up direct selling

The subsidiary in Austria specializes in the production of high-quality bread baked in wood-fired ovens. Some of this "Tyrolean bread" is exported to Switzerland and Germany. The Austrian market is focussing more closely on the direct sales channel, with efforts being stepped up to attract potential clients in the greater Vienna region.

Growth in Asia outstrips Europe

Asia, the HIESTAND GROUP's second most important market, experienced an upward trend. Total sales for this region came to CHF 26.6 million. Leaving aside the companies in Singapore, which were sold off in early July 2005, HIESTAND reported a striking growth of 18.4%, clearly exceeding Europe's growth rates. The EBIT margin in the Asia region stood at 10.2%.



Risk Management Process



URS ALLENSPACH
Member of the "we@Hiestand"
Risk Management Process
HIESTAND MALAYSIA SDN BHD

Risk Management Process – Goals

"Due to a strong Risk Management Process, we are able to identify market and company risks at an early stage, reduce the occurrence probability of undesirable events and define measures if such an event occurs against expectation."

Risk Management Process – Scope

Increasingly complex business processes, decentralized corporate structures and reduced response times lead to a new situation of risks. Therefore, based on a master risk list, a pre-evaluation was conducted to assess possible risk zones for the group. At first, HIESTAND focused attention on operational risks in the manufacturing and logistics areas. In order to be able to adopt a targeted approach to the different risk zones, the risk of a plant interruption at the HiCoPain site is assessed as a first priority. In cooperation with an external insurance partner, HIESTAND develops a site-specific emergency concept for different scenarios. In this context, the prevailing issue is to ensure that customer supply can be maintained in emergency situations. Based on the experience gained at the HiCoPain site, measures will be deduced for the entire group aiming at securing the readiness to manufacture and deliver everytime. Due to efficient Risk Management procedures, the HIESTAND GROUP will in the future develop into an even more reliable partner for customers.

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New concept implemented for hotels in Japan

The Key Accounts position in Japan was effectively expanded, with particular success among food retailers and coffee shop chains. The new HIESTAND concept for hotels, which allows huge cost savings for the establishments involved, proved to work well and will now be moved forward. As with the European markets, the expansion of the sales force got underway at the end of 2005 in Tokyo. In-house sales-support headcount was also increased.

Malaysia lifts exports to Australia

Our company in Malaysia has further stepped up its export activities. Supplies to the Australian market have shot up, and the Fifth Continent offers enormous untapped potential. HIESTAND MALAYSIA is also serving the Chinese market since the third quarter of 2005. The Japanese affiliate remains its largest customer in Asia.

Innovative bakery goods prove popular

New production facilities came on stream in both Switzerland and Germany. Production in Malaysia was certified to ISO 22000-2005 and EMS 14001 standards. Austria was awarded organic and IFS certification, and authorization was received in Germany to market meat and meat products. Such certification is being demanded more and more by major clients, which in turn strengthens HIESTAND's position with respective national and international companies it supplies. But consistently high quality is not the only important factor when it comes to bakery goods. Ongoing innovation is furthermore required. In the year under review, for example, Tyrolean bread from Austria, the Vivaldi seasonal range and Crusta bread rings were all launched in Switzerland, while the premium Anko butter croissant was brought to the market in Asia. 2.2% of total sales were generated through products introduced in 2005. Since most of these were only launched in the second half of the year, the volume of new products will be considerably higher on an annualized basis.



Information Technology Process



MICHAEL MÜLLER
Member of the "we@Hiestand"
Information Technology Process
HIESTAND SCHWEIZ AG

Information Technology Process – Goals

"The Information Technology Process with its cost-effective infrastructure enables us to process relevant, correct data on time."

1 Supply Chain Management | 2 Innovations | 3 Marketing & Sales | 4 Risk Management | **5 Information Technology**

Information Technology Process – Scope

Today, the core processes in the value-added chain are becoming increasingly dependent of information technology, meaning that the IT-related risks are growing as well. The progressive internationalization of the market and the resulting development of international subsidiaries require a smooth internal and external data exchange procedure. For this reason, a first step consisted in analyzing the IT infrastructure and organization in all international subsidiaries. An investigation is underway to identify groupwide synergy potentials. Most HIESTAND companies have an efficient IT infrastructure, but there is no standardization on a group level yet. In a next step, HIESTAND will try to optimize internal and external services, speed up the implementation of IT projects, minimize risks and reduce costs. Security and stability issues have absolute priority. An IT infrastructure is only as strong as its weakest element. That is why HIESTAND is attempting to identify potential for improvements in the entire group. In the same way, the benefits of implementing comprehensive IT projects on a group instead of on a country level are being investigated. The result will be more transparent processes and more compatible interfaces. The less time it takes to complete a project, the higher the likelihood of a successful implementation.

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The stage is set for the future

The number of employees fell by 3% to 1 918. This drop is attributable to the sale of the companies in Singapore, whose retail activities entailed a correspondingly high headcount. In contrast, new positions were created at HiCoPain as well as through the expansion of logistics operations in Germany. The balance sheet shows the company to be in sound health. Net debt was reduced by CHF 15.5 million to CHF 31.7 million. Consolidated equity rose by CHF 30.6 million to CHF 234.8 million. The sound state of the balance sheet, together with the company's earnings power, allows the company to finance future acquisitions as far as possible from its own resources.

As the largest market for bakery goods in Europe, Germany holds enormous growth potential, regardless of the fact that HIESTAND already has a leading position there. In the Asia region, Japan shows a lot of promise. In tandem with growth through existing customers, marketing development is to be stepped up through additional sales teams. Germany is driving exports to Western Europe. For this reason, a Key Account International area has been established at Group level, covering major customers operating across Europe. In the Swiss market, there are plans for the company itself to gradually start handling local distribution, which until now had been outsourced to an external partner. This is a logical step since reliable local distribution remains a key function within HIESTAND's business model, and the best possible service in this area can be better ensured by the company using its own resources. In countries where it operates a subsidiary, HIESTAND has full control over all the links in the value chain. The exception being Japan.

Through voluntary activities in the social and environmental area, HIESTAND contributes to improving the quality of life and therefore to the sustainable development of our society.

"Leadership+" further improves local management

Committed, competent and motivated employees and managers are the prerequisite of a profitable and sustainable corporate growth. To achieve this, the board of directors decided to launch the so-called "Leadership+" project. In a first step, "Leadership+" makes the managers of the HIESTAND GROUP sensitive to customer focus and social and managerial competence. On the one hand, the project forms the basis for personal responsibility. On the other hand, it creates the conditions to strengthen the management culture in accordance with the "HIESTAND Guiding Principles". The Group Executive Committee defined the criteria of the HIESTAND management culture for all international subsidiaries. All local management members had to attend a management audit. The necessary measures were introduced based on the results of the individual, culturally-adapted assessments. A next step consists of specific coaching activities and training courses on positioning issues. In addition, measures for the systematic development in the area of recruitment and promotion of young employees will be presented and communication and controlling procedures will be institutionalized. The Group Executive Committee, supported by an external partner, makes sure that individual, organizational measures are implemented and that knowledge is transferred based on specialist know-how and work process experience.

Successful measures to strengthen emotional customer loyalty

In summer 2004, HIESTAND launched a customer loyalty program offering new customers even more intensive and requirement-oriented support services. This program aimed at strengthening the customers' loyalty to HIESTAND, causing customer loyalty to develop faster and clearly reducing customer fluctuation.

With the help of a specially developed loyalty system, HIESTAND supports new customers very personally in the first 12 months: sales force visits, regular telephone contacts by the in-house sales staff, mailings and training courses.

One year after the implementation of the loyalty program, the results exceeded all expectations: a massive reduction of new customer fluctuation and a substantial increase of the sales volume from new customers.

Backmarkt – now a non-smoking area

In the scope of health promotion, a survey was conducted in December 2005 among the employees and the customers of HIESTAND's Backmarkt in Schlieren (CH) to find out if they wanted to declare the Backmarkt a non-smoking area. An overwhelming majority of 85% approved of this project. During the cold season, smokers are welcome in the smokers' lounge, a tent in the reception area. During the warm season, smoking only remains permitted in the Backmarkt garden.

The federal government attests the agreement on targets with the EnAW

By conviction, HIESTAND SCHWEIZ AG promotes sustainable climate protection and the optimization of energy efficiency. In fall 2005, the Department of the Environment, Transport, Energy and Communications (DETEC) audited and attested the agreement on targets submitted to the EnAW (Energie-Agentur der Wirtschaft): "HIESTAND SCHWEIZ AG supports sustainable climate protection by conviction. With its voluntary declaration of membership to the program of the EnAW, HIESTAND SCHWEIZ AG professes its commitment to the active reduction of CO^2 emissions and the optimization of energy efficiency." The EnAW was founded in 1999 by the major trade associations of Switzerland. The agency promotes the voluntary reduction of CO^2 emissions in the industry, trade and service sectors. HIESTAND joined the EnAW in April 2003. Since then, the company has been continuously optimizing its energy consumption. The increased promotion of awareness in the sustainable use of energy results in a resource-saving and cost-effective allocation of operating resources. The selective fractionation of the produced residue material reduces refuse volumes.

Vastly diminished energy consumption

HIESTAND endeavors to further diminish and optimize the energy consumption in the following areas: manufacturing, warehousing, distribution and administration. The measures implemented in this respect had very positive effects on energy consumption. For example, total energy consumption was reduced by about 7.5% at the Lupfig plant site. According to the report of 12 May 2005, the introduced measures allowed savings of 32 000 kWh to be made in natural gas-based heating of manufacturing environments and savings of 208 000 kWh in electricity-operated manufacturing environments. The following adjustment factors were considered when comparing the values of the March – November periods of 2004 and 2005: relevant changes in 2005 compared to 2004, varying output and different number of heating degree days.

Further measures for workplace safety were introduced

HIESTAND runs a systematic health management with workplace safety as one of its cornerstones. Courses on health and accident prevention are offered on a regular basis. In several training modules, the employees learn how to avoid fires, how to provide first aid, etc. In the 2005 financial year, a risk assessment was conducted for the workplaces in the manufacturing department. In some cases, external work safety specialists were called in. The measures taken improved workplace safety to a great extent. Internal audits make sure that these measures are followed under all circumstances. At the same time, HIESTAND checks the efficacy of the measures and organizes internal training courses to make employees sensitive to the great importance of workplace safety.





CORPORATE GOVERNANCE

1 GROUP STRUCTURE AND SHAREHOLDERS

1.1.1
Management Structure of the HIESTAND Group

As of December 31, 2005

BOARD OF DIRECTORS

Albert Abderhalden
Chairman

Wolfgang Werlé
Vice-Chairman

Hans Sigrist
Member

Dr. J. Maurice Zufferey
Member

Philip Lynch*
Member

GROUP EXECUTIVE COMMITTEE

Wolfgang Werlé
CEO & Delegate of the Board of Directors

Urs Jordi
COO, Production & Logistics Market Europe

Roland Straub
CFO, Finance & Controlling

Andrea Stegen
Managing Director Germany/ Key Account International

GROUP EXECUTIVE MANAGEMENT

Market Europe

Armin Bieri
Switzerland

Andrea Stegen
Germany

Gerd Dankert
Austria

Ela Siatkowska
Poland

Market Asia

Kazutaka Kariya
Japan

Franz Nickl
Malaysia

Group Controlling
Marcel Brauchli

Supply Chain Management
Roger Bless

* Retirement from the Board of Directors, effective 31 December 2005

1.1.2
Listed company

Name and domicile: HIESTAND HOLDING AG, 5242 Lupfig
Listed at: SWX Swiss Exchange
Swiss security no.: 718 698
ISIN: CH0007186981
Reuters: HIEN.S
Telekurs: HIEN
Stock market capitalization: As of December 31, 2005, 531 930 registered shares at a closing price of CHF 991, totaling CHF 527 142 630

1.1.3
Scope of consolidation of non-listed companies

As of December 31, 2005

HIESTAND HOLDING AG
Lupfig, Switzerland: CHF 0.532m

Production and sales companies

100% HIESTAND SCHWEIZ AG
Schlieren, Switzerland
CHF 3.500m

100% HIESTAND DEUTSCHLAND GMBH
Gerolzhofen, Germany
EUR 0.512m

100% HIESTAND POLSKA SP. Z.O.O.
Grodzisk Mazowiecki, Poland
PLN 60.637m

100% HIESTAND AUSTRIA GMBH
Wiener Neudorf, Austria
EUR 0.036m

100% HIESTAND MALAYSIA SDN BHD
Bandur Baru Bangi, Malaysia
MYR 2.400m

Sales companies

100% HIESTAND & SUHR HANDELS- UND LOGISTIK GMBH
Vogtsburg-Achkarren, Germany
EUR 0.025m

100% HIESTAND JAPAN CO., LTD
Tokyo, Japan
JPY 185.000m

Other subsidiaries

100% HIESTAND INTERNATIONAL AG
Schlieren, Switzerland
CHF 0.200m

100% HIESTAND BETEILIGUNGS-HOLDING GMBH
Gerolzhofen, Germany
EUR 0.026m

60% JOINT VENTURE
HiCoPain AG
Dagmersellen, Switzerland
CHF 20.000m

Minority interests

36.5% TK-Center Birrfeld AG
Lupfig, Switzerland
CHF 1.500m

1.2
Significant shareholders

Blixen Ltd. (wholly owned subsidiary of IAWS Group plc.), Ireland	32.0%
Sarasin Investment Funds, Basel, Switzerland	7.6%

1.3
Cross-shareholdings

No cross-shareholdings exist between HIESTAND HOLDING AG and any other companies.

2.1
Capital
As of December 31, 2005, the company's share capital amounts to CHF 531 930, divided into 531 930 fully paid-up registered shares with a par value of CHF 1 each.

2.2
Authorized and conditional capital
In accordance with Article 4a of the Articles of Incorporation, the Board of Directors is authorized, under employee profit-sharing, to increase the share capital on or before July 23, 2006 by issuing a maximum of 9 225 registered shares with a par value of CHF 1 each, to be fully paid up, to a maximum par value of CHF 9 225. Increases in partial amounts are permitted. No subscription rights are granted to existing shareholders. The issue price, date of entitlement to dividend payments and the payment modalities shall be determined by the Board of Directors.

Details of shares issued in 2005 as part of the employee share bonus plan can be found in section 2.3 and 5.

As of December 31, 2005, HIESTAND HOLDING AG had no conditional capital.

2.3
Changes in capital
Changes in capital in recent financial years are discolsed in the table on the following page.

2.4
Shares and participation certificates
All 531 930 registered shares with a par value of CHF 1 are fully paid up. Each share entitles the holder to one vote at the Annual General Meeting of Shareholders and all shares have equal dividend rights (standard shares). HIESTAND HOLDING AG has no participation capital.

2.5
Participation certificates
HIESTAND HOLDING AG does not own any participation certificates.

2.6
Restrictions on transferability and nominee registrations
Pursuant to Article 5 of the Articles of Incorporation and upon request, buyers of registered shares are entered in the register of shareholders as shareholders with voting rights, provided they expressly declare that they acquired such registered shares in their own name and for their own account.

Pursuant to Article 5 of the Articles of Incorporation, the Board of Trustees may enter nominees in the share register as shareholders with voting rights up to a maximum of 3 % of the share capital entered in the Commercial Register. The Board may also enter registered shares held by nominees in the register as voting shares in excess of these limits, provided the nominee in question discloses the names, addresses and number of shares of those persons on whose account the nominee holds 0.5 % or more of the registered share capital entered in the Commercial Register. Nominees within the meaning of this provision are persons who fail to expressly declare in their registration application that they hold the registered shares on their own account and with whom the Board of Directors has concluded an agreement to that effect.

The Board of Directors finalizes the details and enacts the measures necessary to comply with the present provisions. In special cases, it may approve exceptions to the nominee rule.

The Articles of Incorporation do not provide for any privileges.

2.7
Convertible bonds and options
As of December 31, 2005, HIESTAND HOLDING AG had not issued any convertible bonds or warrants.

Changes in capital

Date	Description	Type of capital	No. of shares	Par value	Change in par value	Increase/ decrease	Capital	Total no. of shares
18.10.94	Initial position		45 000	100	0	4 500 000	4 500 000	45 000
15.09.97	Split 1:5		225 000	20	0	0	4 500 000	225 000
15.09.97	Placement IPO		45 000	20	0	900 000	5 400 000	270 000
15.09.97	Minority co.s		6 084	20	0	121 680	5 521 680	276 084
18.10.97	Placement IPO/Green-Shoe		66 216	20	0	1 324 320	6 846 000	342 300
18.10.97	Germany		5 700	20	0	114 000	6 960 000	348 000
06.04.99	Employee share bonus	Conditional capital	4 620	20	0	92 400	7 052 400	352 620
07.04.00	Employee share bonus	Conditional capital	8 580	20	0	171 600	7 224 000	361 200
22.06.01	Placement Public	Authorized capital	120 400	20	0	2 408 000	9 632 000	481 600
22.06.01	Part acquisition Suhr	Authorized capital	6 060	20	0	121 200	9 753 200	487 660
22.06.01	Employee share bonus	Authorized capital	9 255	20	0	185 100	9 938 300	496 915
07.05.02	Part acquisition Suhr	Authorized capital	3 940	20	0	78 800	10 017 100	500 855
07.05.02	Employee share bonus	Authorized capital	5 745	20	0	114 900	10 132 000	506 600
07.05.02	Employee share bonus	Conditional capital	1 800	20	0	36 000	10 168 000	508 400
06.08.02	Par-value repayment		508 400	14	–6	–3 050 400	7 117 600	508 400
24.04.03	Employee share bonus	Authorized capital	8 086	14	0	113 204	7 230 804	516 486
11.08.03	Par-value repayment		516 486	8	–6	–3 098 916	4 131 888	516 486
22.04.04	Employee share bonus	Authorized capital	9 669	8	0	77 352	4 209 240	526 155
28.07.04	Par-value repayment		526 155	1	–7	–3 683 085	526 155	526 155
19.04.05	Employee share bonus	Authorized capital	5 775	1	0	5 775	531 930	531 930

Statement of changes in equity for HIESTAND HOLDING AG

In CHF	2005	2004	2003
Share capital	531 930	526 155	4 131 888
Paid-in legal reserves (share premium)	117 482 306	112 446 506	107 603 770
Retained legal reserves	322 000	322 000	322 000
Reserves for own shares	1 030 617	1 495 486	2 393 318
Profit brought forward	32 710 256	15 560 646	9 311 455
Profit for the year	23 617 105	21 946 291	5 351 360
Equity capital as of December 31	**175 694 214**	**152 297 084**	**129 113 791**

3.1
Board of Directors



ALBERT ABDERHALDEN
(1943, SWITZERLAND)

Function: Chairman/Non-executive member
Education: Commercial diploma

Professional background
- 1972 Joined Alfred Hiestand, sole proprietorship
- 1984–1999 Managing Director of HIESTAND SCHWEIZ AG
- 1994–1998 CFO of HIESTAND GROUP
- 1997–2003 Vice-Chairman of the Board of Directors of HIESTAND HOLDING AG
- February 2003–date Chairman of the Board of Directors



WOLFGANG WERLÉ
(1948, GERMANY)

Function: Vice-President, Delegate/Executive member
Education: Degree in Business Management

Professional background
- Until 1996 Chairman & CEO, Gate Gourmet
- Member of the SAirGroup Group Executive Committee
- 1997–September 2001 Chairman & CEO, SAirRelations
- 2001–date CEO HIESTAND GROUP

Previous positions at HIESTAND HOLDING AG
- 1997–date Member of Board of Directors of HIESTAND HOLDING AG



HANS SIGRIST
(1940, SWITZERLAND)

Function: Member/Non-executive member
Education: Commercial diploma

Professional background
- 1974–2004 Manager Würth Schweiz AG
- 1983–date Chairman of the Board of Directors of Würth Schweiz AG
- 1981–date Member of the Board of Management of Würth Group International



DR. J. MAURICE ZUFFEREY
(1958, SWITZERLAND)

Function: Member/Non-executive member
Education: Dr. Phil.; lic. iur.; Wharton AMP

Professional background
- 1987–1998 Banker at UBS
- 1998–2001 CEO Ecole Hôtelière de Lausanne
- 2001–date Executive Search Consultant at Spencer Stuart



PHILIP LYNCH
(1946, IRELAND)

Philip Lynch has stepped down from the Board of Directors, effective 31 December 2005.

Operational activities of the non-executive members of the Board of Directors

With the exception of Albert Abderhalden, none of the non-executive members of the Board of Directors has executed any operational group management functions for companies of the HIESTAND GROUP in the three years immediately preceding the period under review.

3.2
Other activities and business interests as of December 31, 2005

Albert Abderhalden

No further activities for HIESTAND GROUP companies.

Wolfgang Werlé

Member of the Swiss Post Board of Directors, Member of the Board of Directors of First Catering Productions AG/ Prohotel Wäscherei AG, Member of the Board of Directors Hotelplan AG, Member of the Board of Directors Grand Hotels Bad Ragaz

Hans Sigrist

CEO of Würth Schweiz AG, member of the Board of Directors and of the Supervisory Boards of various Würth Group companies. Member of the Würth Board of Management, responsible for South-East Asia, Australia and New Zealand. Chairman of the Board, Kisling AG (permanent management and consulting duties)

Dr. J. Maurice Zufferey

Practice Leader, Financial Services Switzerland, Spencer Stuart Management Consultants, Member of the Board of Directors of Mövenpick Hotels & Resorts

None of the members of the Board of Directors holds any official functions or political posts.

3.3
Cross-involvements

None of the members of the Board of Directors holds a seat on the board of a listed company whose officers are in turn members of the HIESTAND Board of Directors.

3.4
Elections and terms of office

The term of office of the Board members is one year. One year denotes the period between two annual general meetings of shareholders. Members of the Board of Directors may be re-elected.

Name	Year elected	Term expires at AGM
Albert Abderhalden	1994	2006
Wolfgang Werlé	1997	2006
Hans Sigrist	1997	2006
Dr. J. Maurice Zufferey	2001	2006
Philip Lynch	2004	Retirement effective 31 December 2005

3.5
Internal organizational structure

3.5.1
Allocation of tasks within the Board of Directors

The Board of Directors elects from its ranks a Chairman and Vice-Chairman. The Chairman presides over the General Meeting of Shareholders, represents the company externally and, in mutual cooperation with the Group Executive Committee, ensures the timely provision of information on all aspects of the company relevant for decision-making and supervision. The Board of Directors appoints a Secretary, who need not necessarily be a member of the Board.

In addition to the non-transferable tasks as prescribed by law, the Board of Directors of HIESTAND HOLDING AG has the following competencies:

- to render decisions on all matters which, according to the law, the Articles of Incorporation, or the organizational regulations, are not in the competence of the General Meeting or other bodies of the company
- to determine the strategic objectives and the means to attain them, and to appoint the persons entrusted with the management of operations
- to ensure the general compatibility of strategy and finances
- to act as the ultimate management authority and to super vise and monitor the management
- to issue guidelines on corporate policy

3.5.2
Committees of the Board of Directors

The Board of Directors appoints committees, which independently supervise and advise the Group Executive Committee and responsible members in the areas outlined below.

HIESTAND HOLDING AG has appointed the following committees:

- Audit Committee
- Nomination and Remuneration Committee
- Investment Committee for the supervision of financial investments and the funding of the HIESTAND companies

The Board of Directors may appoint additional committees which have information and supervisory duties, but no direct authority to intervene. The Board of Directors appoints the members as well as the Chairman of each committee and determines its competencies. The rules applying to the Board of Directors likewise apply to its committees. The committees report to the Board of Directors on their activities. The overall responsibility for the duties delegated to the committees remains with the Board of Directors.

Audit Committee

The Audit Committee consists of directors Dr. J. Maurice Zufferey (Chairman) and Hans Sigrist.

The Audit Committee forms an impression of the effectiveness of the external audit, internal audit and accounting and controlling activities, as well as of the cooperation between them. It is composed of one or more non-executive members of the Board of Directors who have experience in finance and accounting. The Audit Committee discusses the consolidated financial statements as well as the year-end and interim statements for publication with the company's CFO and with those persons responsible for the external audit.

The Audit Committee assesses the effectiveness of the internal control system, including risk management, and forms an impression of the state of compliance with norms within the company. The Audit Committee holds a meeting with the auditors-in-charge following the completion of the audit and subsequently submits its own recommendation to the Board of Directors as to whether the consolidated financial statements can be submitted to the Annual General Meeting. The Audit Committee assesses the performance and remuneration of the external auditors and ascertains their independence. It examines the compatibility of audit activities with any consultancy mandates.

Nomination and Remuneration Committee
The committee in charge of the nomination and remuneration of company officers consists of directors Albert Abderhalden (Chairman), Dr. J. Maurice Zufferey, Hans Sigrist and Philip Lynch (until 31 December 2005).

The Nomination and Remuneration Committee ascertains that the total compensation offered by the company corresponds with market and performance criteria in order to win persons of appropriate ability and background for long-term engagements with the company and its group companies. The Nomination and Remuneration Committee draws up the principles for the compensation of members of the Board of Directors and of the Group Executive Committee and submits these to the Board of Directors for approval. Compensation should be demonstrably contingent upon the long-term success of the company and the individual contribution by the person in question.

The Nomination and Remuneration Committee also determines the principles for the selection of candidates to be elected or re-elected to the Board of Directors and prepares elections and re-elections on the basis of these principles. In addition, the Board of Directors entrusts the Nomination and Remuneration Committee with all Board tasks with regard to the selection and assessment of candidates for the company's top management.

Investment Committee
The Investment Committee consists of directors Wolfgang Werlé (Chairman) and Dr. J. Maurice Zufferey plus the CFO of the HIESTAND GROUP.

The Investment Committee receives periodic information on the appropriate selection, organization, and supervision of the company's financial investments, and whether the management and investment of assets are based on an adequate risk analysis and seem appropriate. In addition, the Investment Committee prepares decisions to be made by the Board of Directors in respect of the following:

- commercial banks with whom the company cooperates
- refinancing of the company with regard to equity capital and debt capital
- structure of debt capital financing
- hedging transactions and currency management

3.5.3
Working methods of the Board of Directors and its committees
The chairmanship of the Board of Directors is a full-time position. The Board of Directors meets regularly and as often as business requires. However it holds at least six regular meetings per year, each lasting up to a full day. At each meeting, the Group Executive Committee informs the Board of Directors on the status of current business operations as well as the more important business transactions in the parent and subsidiary companies. The Board of Directors is to be informed of extraordinary events or transactions without delay, by circular letter. The Audit Committee meets at least three times per year to discuss the annual financial statements, the half-year financial statements and to define the audit assignment. The Investment Committee and the Nomination and Compensation Committee meet as often as business requires.

3.6

Definition of areas of responsibility
In accordance with Article 25 of the Articles of Incorporation and pursuant to the organizational regulations, the Board of Directors has delegated the management of operations entirely to the Group Executive Committee. The organizational regulations in force were approved by the Board of Directors at its meeting of 18 February 2003. The following decisions fall within the exclusive competency of the Board of Directors:

- ultimate management of the company and the issuing of the necessary instructions to the Group Executive Committee
- determination of the organizational structure
- determination of the structures for accounting, financial controlling and financial planning
- the election and dismissal of officers entrusted with the overall management and the representation of the company and the granting of signing authority upon recommendation by the CEO
- ultimate supervision of the persons entrusted with the management of the company to ensure they comply with legislation, the Articles of Incorporation, other regulations and directives
- preparation of the annual report, direction and supervision of all communication related to it, as well as preparation of the General Meeting and implementation of the resolutions passed
- enactment of all measures required in conjunction with an impending loss of capital or over-indebtedness within the meaning of Article 725 of the Swiss Code of Obligations.

The Board of Directors ensures that the Board members or the supervisory bodies of the subsidiaries fulfil their tasks according to its directives, and in accordance with the law, the Articles of Incorporation, and the organizational regulations.

The Group Executive Committee is entrusted with the following tasks:

- preparing and executing the decisions of the Board of Directors and ensuring their group-wide implementation
- implementing the principles of corporate policy and planning, organizing, implementing and monitoring the corporate strategy
- preparing all business and reporting to the Board of Directors
- conducting accounting, including analysis of the annual financial statements and the necessary control measures
- building up and expanding the business within the scope of budget targets
- managing human resources

3.7

Information and control instruments vis-à-vis the Group Executive Committee
Each member of the Board of Directors may request information about any aspect of the company's affairs. At each meeting, the Group Executive Committee or the CEO informs the Board of Directors on the status of current business operations as well as the more important business transactions in the parent and subsidiary companies. The Board of Directors is to be informed of extraordinary events or transactions without delay, by circular letter. Each member of the Board may apply to the Chairman to be given access to company accounts or files, if the fulfilment of his or her duty so requires. If the Chairman rejects a request for information, for a hearing or for the right of inspection, the decision shall pass to the Board.

In addition to the detailed annual financial statements and the budgets, the HIESTAND GROUP's Management Information System (MIS) contains individual monthly statements (balance sheet, statements of income and cash flow) for the individual subsidiaries. The income statement, balance sheet and cash flow statement are consolidated on a monthly basis. This involves comparing the figures with both those of the prior-year period and the budgeted figures. The budget, which comprises the first year of a three-year medium-term plan for each subsidiary, is checked for feasibility by means of a monthly rolling forecast. The Managing Directors of the subsidiaries report to the Group Executive Committee and the Board of Directors monthly, in writing, on performance in relation to the budgeted figures. At the meetings of the Board of Directors, the members of the Group Executive Committee report on the work and projects in their areas of responsibility. Board members are also involved in larger projects from the beginning.

The Board of Directors determines which members of the Group Executive Committee are to be granted signing authority, procuration or commercial mandates on behalf of the Company. As a general rule, any two Board members or members of the Group Executive Committee together have signatory rights.

4.1
Group Executive Committee of the HIESTAND GROUP



WOLFGANG WERLÉ
(1948, GERMANY)

Function: CEO, Delegate of the Board of Directors
Education: Degree in Business Management

Professional background
Until 1996 Chairman & CEO, Gate Gourmet
Member of the SAirGroup Group Executive Committee
1997–September 2001 Chairman & CEO, SAirRelations
2001–date CEO HIESTAND GROUP

Previous positions at HIESTAND HOLDING AG
1997–date Member of Board of Directors of HIESTAND HOLDING AG



URS JORDI
(1965, SWITZERLAND)

Function: COO, Production & Logistics
Education: Baker/pastry chef, commercial diploma, business administrator NKS

Professional background
1989–1995 M Industrie/JOWA
1996–date HIESTAND GROUP
As of 2002 Chairman of the Board of Directors of HiCoPain AG

Previous positions at HIESTAND HOLDING AG
Manager HIESTAND POLSKA SP. Z.O.O.
Manager FLEURY MICHON POLOGNE



ROLAND STRAUB
(1961, SWITZERLAND)

Function: CFO, Finance & Controlling
Education: lic.oec. HSG

Professional background
1989–1992 Oerlikon-Bührle Holding AG: Group development
1992–1998 Lindt & Sprüngli (International) AG: Head of Corporate Controlling Lindt & Sprüngli Group
1998–date CFO HIESTAND GROUP

Previous positions at HIESTAND HOLDING AG
none



ANDREA STEGEN
(1957, SWITZERLAND)

Function: Managing Director Germany/Key Account Int.
Education: lic.oec. HSG

Professional background
1984/85–1987 Frito-Lay; USA, Asia
Product Manager/Marketing-Manager
1987–1988 UTC-Jelmoli
Assistant of the Management
1988–1994 Rapelli SA, Stabio (TI)
Head of Marketing, Head of Marketing and Sales
1994–1998 Hilcona AG, Schaan
Manager Division TK Europa
2001 – date Manager HIESTAND DEUTSCHLAND GMBH

Previous positions at HIESTAND HOLDING AG
Manager HIESTAND SCHWEIZ AG (1998–2001)

Luca Miggiano resigned as a member of the Group Executive Committee on 8 November 2005.

4.2

Other activities and functions

Outside of the HIESTAND GROUP, none of the individual members of the Group Executive Committee holds a seat on management and supervisory bodies of major Swiss or foreign organizations, institutions or foundations under public or private law.

4.3

Management contracts

There are no management contracts.

5.1

Content of and method of determining the compensation and shareholding programs

Compensation (salary and bonuses) for all employees, the Group Executive Committee and the Board of Directors is determined by the Nomination and Remuneration Committee. Details on the organization and competencies of this committee are described in section 3.5.

In the 2005 business year, shares were paid out for the final time under the HIESTAND employee share bonus plan, on the basis of the targets achieved in 2004 (such as sales, EBIT and net profit in addition to personal objectives).

From the 2005 financial year (payment in 2006), all members of the Board of Directors, the Group Executive Committee and the Group Executive Management and all employees of HIESTAND group companies will participate in a new employee cash bonus plan (MACBP), which has been approved by the Board of Directors and which will replace the existing share bonus plan.

The Board of Directors may make additional, individual bonus arrangements for senior-level management members. The 2 500 HIESTAND shares held in custody as at 1 January 2005 were paid out in full as a result of targets being achieved (in the course of the 2005 business year). (See 5.4 Share allotment in the year under review).

5.2

Compensation for acting members of governing bodies

The total amount of all compensation, specifically fees, salaries, credits, bonuses and benefits in kind (not including shares, see section 5.4), which was conferred during the reporting year and directly or indirectly benefited the executive members of the Board of Directors and/or the Group Executive Committee, totaled CHF 2.320 million.

The total compensation paid to all the non-executive members of the Board of Directors in the year under review amounted to CHF 1.082 million.

Additional severance payments to the above individuals who stood down from the governing bodies in the year under review amounted to a total of CHF 0.

5.3

Compensation for former members of governing bodies

No compensation was paid to former members of governing bodies.

5.4

Share allotment in the year under review

A total of 3 451 registered shares were allotted to executive members of the Board of Directors and members of the Group Executive Committee and 540 registered shares to non-executive members of the Board of Directors, with a par value of CHF 1 each.

5.5

Share ownership

As of December 31, 2005, executive members of the Board of Directors and members of the Group Executive Committee held 1 810 shares, and non-executive members of the Board of Directors held 21 496 shares.

5.6

Options

As of December 31, 2005, HIESTAND HOLDING AG held neither options allotted to participation rights nor options stemming from synthetic shareholding programs.

5.7

Additional fees and remuneration

In 2005, no members of the Board of Directors or of the Group Executive Committee received additional personal fees or compensation for additional services performed on behalf of HIESTAND HOLDING AG in excess of the amounts disclosed.

Dr. J. Maurice Zufferey is also a member of the management of Spencer Stuart in Zurich. In the period under review, the Spencer Stuart Zurich office performed services in connection with executive recruitment totalling CHF 0.144 million.

5.8

Loans granted to governing bodies

No loans, securities, advances or credits have been granted to members of the Board of Directors or the Group Executive Committee.

5.9

Highest total compensation

The highest total compensation including share and option allotments for a member of the Board of Directors in the year under review was paid to the Delegate of the Board of Directors and CEO and came to CHF 3.586 million, of which CHF 0.766 million was in the form of compensation, CHF 0.320 million was in the form of an annual bonus and CHF 2.500 million was from an individual one-time bonus arrangement (see 5.1 Content of and method of determining the compensation and shareholding programs).

6.1

Voting rights

Section 2.6 contains details on the exercise of voting rights. According to Article 14 of the Articles of Incorporation, the Board of Directors issues procedural regulations regarding participation and representation at the General Meeting. Shareholders may be represented only by a legal representative or, with written authorization, by another shareholder with voting rights, by governing bodies, by the independent voting proxy, or by a proxy holder of deposited shares. The Chairman of the General Meeting decides whether to recognize the proxy.

6.2

Statutory quorums

In accordance with Article 18 of the Articles of Incorporation, resolutions at the General Meeting calling for a quorum of at least two-thirds of the votes represented are required in respect of:

- changes to the object of the company
- the introduction of shares with privileged voting rights
- restrictions on the transferability of registered shares and the abolition of such a restriction
- an authorized or conditional capital increase
- a capital increase out of own resources, in return for contribution in kind, or for the purpose of acquiring assets and the granting of special benefits
- restrictions or abolition of subscription rights
- the relocation of the company domicile
- the dissolution of the company without liquidation procedures

6.3

Convocation of the General Meeting of Shareholders

The General Meeting is convened by the Board of Directors or, if necessary, by the auditors no less than 20 days prior to the scheduled date of the meeting. Convocation is effected by a single announcement in the company's publication of record. In addition, registered shareholders may be informed in writing. The invitation to the General Meeting must include the agenda of items to be discussed and the resolutions proposed by the Board of Directors and, if applicable, by those shareholders who demanded that such a meeting be convened. If elections are scheduled, the invitation shall include the names of nominated candidates.

6.4

Agenda

Shareholders who together represent at least one-tenth of the share capital may request that items be placed on the agenda for discussion. A request to add an item to the agenda must be submitted in writing at least 60 days prior to the General Meeting, specifying the subject to be discussed and the shareholder's proposal. No resolutions may be passed on agenda items which have not been announced in this way, except for those passed at a General Meeting to convene an extraordinary General Meeting and on commissioning a special audit.

6.5

Entry in the share register

In accordance with Article 5 of the Articles of Incorporation, all shareholders entered in the share register with voting rights are entitled to attend the General Meeting and exercise their voting rights. For administrative reasons, no entries are made in the share register during the 10 days before the General Meeting. Shareholders who dispose of their shares before the General Meeting are no longer entitled to vote.

7 CHANGE IN CONTROL AND DEFENSIVE MEASURES
8 AUDITORS

7.1
Duty to make an offer

There are no statutory "opting-out" or "opting-up" clauses.

7.2
Clauses on changes in control

As of December 31, 2005, agreements and schemes benefiting members of the Board of Directors and/or the Group Executive Committee and other management members contained no clauses on changes in control.

8.1
Duration of the mandate and term of office of the lead auditor

KPMG Fides Peat, Zurich, has been the elected statutory auditor and group auditor since the company went public in 1997. The term of office comprises one year. Renewal of the KPMG Fides Peat mandate will be proposed to the 2006 Annual General Meeting. Mr. Christoph Schwarz, who has been lead auditor since 2001, already co-signed the 2000 financial statements as auditor-in-charge.

8.2
Auditors' fees

The total auditing fees charged by the auditors in 2005 came to CHF 0.410 million.

8.3
Additional fees

The fees for additional services rendered to HIESTAND HOLDING AG, invoiced in 2005 by the auditors, totaled CHF 0.205 million.

8.4
Supervisory and control instruments in relation to auditing

For information on the organization and duties of the Audit Committee, please refer to section 3.5.2.

Each year, HIESTAND HOLDING AG briefs its shareholders on the topics below at the following intervals:

Subject	Medium	Publication interval
Quarterly sales figures	Letter to Shareholders/Media release	4x annually
Half-year report	Letter to Shareholders/Media release	August
Annual report	Report and financial report	March
Corporate Governance	Part of the annual report	March
Media and analysts' conference	Conference/Media release	March
Annual General Meeting	Meeting/Media release	May
Internet: www.hiestand.ch	Investor Relations homepage	ongoing

Key dates for financial 2006

Announcement of the 2005 annual results	March 30, 2006
Publication of the 2005 annual report	March 30, 2006
Media and analysts' conference	March 30, 2006
Annual General Meeting	May 10, 2006
Payment of dividend	May 17, 2006
2006 first-half results	June 30, 2006
Announcement of 2006 first-half results	August 2006
Financial year-end 2006 as of	December 31, 2006

Annual reports, media releases, letters to shareholders, presentations, and current stock prices are available at **www.hiestand.ch/Investor Relations**. The Annual Report, including the financial statements covering the year to December 31, is sent to shareholders together with their invitation to attend the Annual General Meeting.





FINANCIAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS OF THE HIESTAND GROUP

FINANCIAL STATEMENTS OF HIESTAND HOLDING AG

CONSOLIDATED FINANCIAL STATEMENTS OF THE HIESTAND GROUP

1.1 CONSOLIDATED BALANCE SHEET

ASSETS
as of 31 December
in CHF thousand

CURRENT ASSETS	Notes	**2005**	**2004**
Cash and cash equivalents	2.6	11 767	24 514
Other current financial assets	2.14	2 632	2 383
Trade accounts receivable	2.7	49 998	44 774
Current tax assets	2.4	93	190
Other receivables	2.7	6 184	9 515
Inventories	2.8	23 094	20 450
Assets classified as held for sale	2.9	14	11
Prepaid expenses and accrued income		7 007	4 794
Total current assets		**100 789**	**106 631**
NON-CURRENT ASSETS			
Property, plant and equipment	2.11	172 202	169 417
Intangible assets	2.12	80 370	79 747
Investments in associated companies	2.13	836	836
Loans due from related parties	2.30	2 303	2 303
Loans due from third parties		150	150
Other non-current financial assets	2.14	865	925
Employee benefit assets	2.17	718	630
Deferred tax assets	2.5	561	897
Total non-current assets		**258 005**	**254 905**
Total assets		**358 794**	**361 536**

LIABILITIES AND EQUITY

as of 31 December

in CHF thousand

CURRENT LIABILITIES	Notes	2005	2004
Interest-bearing loans and borrowings	2.16	20 597	31 773
Trade accounts payable	2.15	24 138	27 146
Current tax liabilities	2.4	10 391	17 849
Other payables	2.15	9 138	9 274
Accrued expenses and deferred income		13 401	8 060
Total current liabilities		**77 665**	**94 102**
NON-CURRENT LIABILITIES			
Interest-bearing loans and borrowings	2.16	28 833	45 671
Provisions	2.18	1 862	3 974
Employee benefit obligations	2.17	1 082	786
Deferred tax liabilities	2.5	14 564	12 850
Total non-current liabilities		**46 341**	**63 281**
Total liabilities		**124 006**	**157 383**
EQUITY			
Share capital	2.20	532	526
Additional paid-in capital		99 561	96 059
Treasury shares		(1 030)	(1 495)
Retained earnings		127 357	101 278
Total shareholders' equity		**226 420**	**196 368**
Minority interest		8 368	7 785
Total equity		**234 788**	**204 153**
Total liabilities & equity		**358 794**	**361 536**

1.2 CONSOLIDATED INCOME STATEMENT

for the year ended 31 December in CHF thousand	Notes	2005	2004
Net sales		449 592	397 541
Services provided		1 073	320
Total revenue	2.1	**450 665**	**397 861**
Other operating income	2.23	2 932	2 778
Changes in inventories of finished goods and work in progress		1 659	3 226
Total income		**455 256**	**403 865**
Raw material and consumables used		(179 844)	(164 711)
Personnel expenses	2.22	(106 786)	(93 170)
Depreciation of property, plant and equipment	2.11	(24 856)	(19 721)
Amortization of intangible assets	2.12	(1 739)	(1 733)
Other operating expenses	2.24	(96 320)	(84 405)
Earnings before interest and taxes (EBIT)		**45 711**	**40 125**
Share of results of associates	2.13	237	[illegible]
Financial expenses	2.25	(10 897)	(9 783)
Financial income	2.25	7 410	6 314
Profit before tax		**42 461**	**36 656**
Income tax expense	2.4	(10 505)	(12 297)
Profit for the year		**31 956**	**24 359**
Attributable to:			
Equity holders of the parent company		31 373	24 529
Minority interest		583	(170)
Earnings per share, basic (in CHF)	2.21	59.39	47.16
Earnings per share, diluted (in CHF)	2.21	59.39	47.16

1.3 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

in CHF thousand	Notes	Share capital	Additional paid-in capital	Treasury shares	Translation reserve	Other retained earnings	Total retained earnings	Total shareholders' equity	Minority interest	Total equity
Balance at 31 December 2003		4 132	90 748	–		74 165	74 165	169 045	2 800	171 845
Effect of first-time adoption of IFRS	2.32	–	–	(2 426)		(683)	(683)	(3 109)	(45)	(3 154)
Balance at 1 January 2004		**4 132**	**90 748**	**(2 426)**	–	**73 482**	**73 482**	**165 936**	**2 755**	**168 691**
Foreign exchange translation differences		–	–	–	3 267	–	3 267	3 267	–	3 267
Net income recognized directly in equity		–	–	–	**3 267**	–	**3 267**	**3 267**	–	**3 267**
Profit for the year		–	–	–	–	24 529	24 529	24 529	(170)	24 359
Total recognized income and expenses		–	–	–	**3 267**	**24 529**	**27 796**	**27 796**	**(170)**	**27 626**
Reduction in par value/Capital increase		(3 683)	–	–	–	–	–	(3 683)	5 200	1 517
Employee share bonus program 2003: capital increase and repurchase of shares (cash settlement)		77	4 280	(645)	–	(3 712)	(3 712)	–	–	–
Employee share bonus program 2004: equity settled shares		–	–	–	–	3 712	3 712	3 712	–	3 712
Repurchase of treasury shares		–	–	(1 434)	–	–	–	(1 434)	–	(1 434)
Sale of treasury shares		–	1 031	3 010	–	–	–	4 041	–	4 041
Dividends paid		–	–	–	–	–	–	–	–	–
Balance at 31 December 2004		**526**	**96 059**	**(1 495)**	**3 267**	**98 011**	**101 278**	**196 368**	**7 785**	**204 153**
Balance at 1 January 2005		**526**	**96 059**	**(1 495)**	**3 267**	**98 011**	**101 278**	**196 368**	**7 785**	**204 153**
Foreign exchange translation differences		–	–	–	3 586	–	3 586	3 586	–	3 586
Net income recognized directly in equity		–	–	–	**3 586**	–	**3 586**	**3 586**	–	**3 586**
Profit for the year		–	–	–	–	31 373	31 373	31 373	583	31 956
Total recognized income and expenses		–	–	–	**3 586**	**31 373**	**34 959**	**34 959**	**583**	**35 542**
Employee share bonus program 2004: capital increase and repurchase of shares (cash settlement)	2.17	6	5 036	(1 394)	–	(3 648)	(3 648)	–	–	–
Transaction costs, net of tax		–	(4)	–	–	–	–	(4)	–	(4)
Repurchase of treasury shares		–	–	(967)	–	–	–	(967)	–	(967)
Sale of treasury shares		–	328	968	–	–	–	1 296	–	1 296
Management share bonus	2.17	–	(1 858)	1 858	–	–	–	–	–	–
Dividends paid		–	–	–	–	(5 232)	(5 232)	(5 232)	–	(5 232)
Balance at 31 December 2005		**532**	**99 561**	**(1 030)**	**6 853**	**120 504**	**127 357**	**226 420**	**8 368**	**234 788**

1.4 CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended 31 December in CHF thousand	Notes	2005	2004
Profit before tax		42 461	36 656
Financial expenses, net of realized exchange losses		8 176	7 561
Financial income, net of realized exchange gains		(4 764)	(5 545)
Depreciation of property, plant and equipment	2.11	24 856	19 008
Amortization of intangible assets	2.12	1 739	1 374
Impairment losses and reversals	2.11/2.12	–	1 072
Share of results of associates	2.13	(237)	[illegible]
(Gain)/Loss on disposal of property, plant and equipment		(125)	(124)
(Increase)/decrease in trade and other receivables		(2 197)	317
(Increase)/decrease in inventories		(2 669)	(3 580)
(Increase)/decrease in prepaid expenses and accrued income		(2 134)	(3 889)
Increase/(decrease) in trade and other payables		(2 579)	3 540
Increase/(decrease) in accrued expenses and deferred income		4 508	1 810
Increase/(decrease) in employee benefit liabilities	2.17	208	(457)
Increase/(decrease) in provisions	2.18	(2 274)	2 517
Income taxes paid		(15 784)	(9 857)
Net cash provided by/(used in) operating activities		**49 185**	**50 903**
Proceeds from sale of property, plant and equipment		1 013	3 618
Purchase of property, plant and equipment	2.11	(25 693)	(53 804)
Purchase of intangible assets	2.12	(1 191)	(2 079)
Acquisition of subsidiary, net of cash acquired	2.3	–	(17 938)
Disposal of subsidiary, net of cash disposed of	2.10	(303)	
Net proceeds from purchases / sales of marketable securities incl. derivative financial instruments		54	12
Investments in other financial assets (including associates)		(78)	145
Interest received		229	305
Net cash provided by/(used in) investing activities		**(25 969)**	**(69 741)**

in CHF thousand	Notes	2005	2004
Payments for par value reduction		–	(3 683)
Repurchase of treasury shares		(967)	(1 434)
Sale of treasury shares		1 292	4 041
Dividends paid		(5 232)	–
Movements in minority interest (capital increase)		–	5 200
Increase/(decrease) in bank overdrafts	2.16	(11 252)	5 811
Increase in interest-bearing liabilities	2.16	3 233	23 737
Repayment of interest-bearing liabilities		(20 150)	(22)
Payment of finance lease liabilities		(54)	(123)
Interest paid		(3 114)	(2 834)
Net cash provided by/(used in) financing activities		**(36 244)**	**30 693**
Net increase/(decrease) in cash and cash equivalents		**(13 028)**	**11 854**
Cash and cash equivalents as of 1 January		**24 514**	**12 737**
Effect of exchange rate fluctuations on cash and cash equivalents		281	(77)
Cash and cash equivalents as of 31 December		**11 767**	**24 514**

SIGNIFICANT ACCOUNTING POLICIES

1.5. SIGNIFICANT ACCOUNTING POLICIES

1.5.0. INTRODUCTION

HIESTAND HOLDING AG (the "Company") is a company domiciled in Lupfig, Switzerland. The consolidated financial statements of the Company for the year ended 31 December 2005 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates and jointly controlled entities. The consolidated financial statements were authorized for issue by the Board of Directors on 15 March 2006 and are subject to approval by the Annual General Meeting of shareholders on 10 May 2006.

1.5.1. STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS).

These are the Group's first consolidated financial statements prepared in accordance with IFRS. An explanation of how the transition from Swiss GAAP FER to IFRS has affected the reported financial position and the financial performance of the Group is provided in note 2.32.

In addition to these transition effects, various assets, liabilities, income and expense items were reclassified to comply with the new presentation requirements.

1.5.2. BASIS OF PREPARATION

The consolidated financial statements are presented in Swiss Francs, the functional currency of HIESTAND HOLDING AG. They are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, financial assets available-for-sale as well as financial instruments held for trading or otherwise designated at fair value with unrealized gains and losses recognized in the income statement. Recognized assets and liabilities that are hedged are stated at fair value in respect of the risk that is hedged. Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

The accounting policies set out below have been applied consistently by the Group's reporting entities and to all periods presented in these consolidated financial statements and in preparing the consolidated opening IFRS balance sheet at 1 January 2004 for the purposes of the transition to IFRS.

1.5.3

BASIS OF CONSOLIDATION

Subsidiaries

Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This is usually the case where the Group holds more than 50% of the voting rights of an entity or where it has been granted management of the entity contractually. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The following table shows the significant subsidiaries of the Group:

Company, domicile	Share capital in millions	Percentage held 2005	Percentage held 2004	Method of accounting E/F[1]
HIESTAND HOLDING AG, Lupfig (CH)	CHF 0.532	n/a	n/a	n/a
HIESTAND INTERNATIONAL AG, Schlieren (CH)	CHF 0.200	100.00	100.00	F
HIESTAND SCHWEIZ AG, Schlieren (CH)	CHF 3.500	100.00	100.00	F
HiCoPain AG, Dagmersellen (CH)[2]	CHF 20.000	60.00	60.00	F
HIESTAND BETEILIGUNGSHOLDING GMBH, Gerolzhofen (DE)	EUR 0.026	100.00	100.00	F
HIESTAND DEUTSCHLAND GMBH, Gerolzhofen (DE)	EUR 0.512	100.00	100.00	F
HIESTAND & SUHR HANDELS- UND LOGISTIK GMBH, Vogtsburg-Achkarren (DE)[3]	EUR 0.025	100.00	100.00	F
HIESTAND ASIA PACIFIC PTE LTD, Singapore (SG)[4]		0.00	100.00	F
HIESTAND JAPAN CO. LTD, Tokyo (JP)	JPY 185.000	100.00	100.00	F
HIESTAND AUSTRIA GMBH, Wiener Neudorf (AT)	EUR 0.036	100.00	100.00	F
HIESTAND POLSKA SP. Z.O.O., Grodzisk Mazowiecki (PL)	PLN 60.637	100.00	100.00	F
HIESTAND MALAYSIA SDN BHD, Bandur Baru Bangi (MY)	MYR 2.400	100.00	100.00	F
FINE SWISS FOODS PTE LTD, Singapore (SG)[4]		0.00	100.00	F
HIESTAND USA, INC., Colleyville (US)[5]	USD 0.025	100.00	100.00	F

1 E = accounted for using the equity method; F = fully consolidated

2 HiCoPain AG was incorporated on 27 September 2002. The original share capital was increased to CHF 20 Mio as of 14 May and 18 November 2004. Coop holds 40% of the share capital.

3 Back & Friends GmbH was acquired as per 1 February 2004 and integrated as per 1 November 2004 into HIESTAND & SUHR HANDELS- UND LOGISTIK GMBH, Vogtsburg-Achkarren.

4 As per 1 July 2005 the two companies in Singapore HIESTAND ASIA PACIFIC PTE LTD and FINE SWISS FOODS PTE LTD were sold to a third party.

5 The US operations were discontinued in October 2001. The net assets held are immaterial.

1.5.3
BASIS OF CONSOLIDATION (CONTINUED)

Associates

Associates are those enterprises in which the Group has significant influence, but not control, over the financial and operating policies. This is generally presumed when the Group owns between 20 and 50% of the voting rights. The consolidated financial statements include the Group's share of the total recognized gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. After application of the equity method, the Group assesses whether there is any objective evidence that a net investment in an associate is impaired and recognizes any impairment loss. When the Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to zero and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate. The following are the associates:

Company, domicile	Share capital in millions	Percentage held 2005	Percentage held 2004	Method of accounting E/F[1]
TK Center Birrfeld AG, Lupfig (CH)	CHF 1.500	36.50	36.50	E

Jointly controlled entities

Jointly controlled entities are those enterprises over whose activities the Group has joint control, established by contractual agreement. Jointly controlled entities are accounted for using the equity method from the date that joint control commences until the date that joint control ceases.

The Group does not currently include any jointly controlled entities.

Transactions eliminated on consolidation

Intragroup balances and transactions, and any unrealized gains arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the enterprise. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

[1] E = accounted for using the equity method; F = fully consolidated

1.5.4

FOREIGN CURRENCY

Foreign currency transactions and balances

Transactions in foreign currencies are translated to Swiss francs at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Swiss francs at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Swiss francs at foreign exchange rates ruling at the dates the values were determined.

Financial statements of foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to Swiss francs at the foreign exchange rates ruling at the balance sheet date. The revenues and expenses as well as cash flows of foreign operations are translated to Swiss francs at average exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on translation of net assets, income and expenses are recognized directly in equity.

Net investment in a foreign operation

Foreign exchange differences arising on the translation of monetary items that are, in substance, a part of the net investment in a foreign operation are recognized directly in equity. Such exchange differences are recognized in profit or loss on disposal of the net investment.

Any differences that have arisen since 1 January 2004 from the translation of financial statements of foreign operations and net investments in a foreign operation are presented as a separate component of equity. Such exchange differences are recognized in profit or loss on disposal of the net investment.

Foreign exchange rates

		Year-end rates		Average rates	
in CHF		2005	2004	2005	2004
1	EUR	1.56	1.54	1.55	1.54
100	PLN	40.34	37.85	38.56	34.08
100	JPY	1.12	1.10	1.13	1.15
1	GBP	2.26	2.18	2.26	2.28
100	SGD	79.02	69.13	74.85	73.53
100	MYR	34.79	29.84	32.92	32.72
1	USD	1.32	1.13	1.25	1.24

1.5.5
CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash balances and call deposits with original maturity dates of up to 90 days, and are stated at nominal value.

1.5.6
DERIVATIVE FINANCIAL INSTRUMENTS

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operating, financing and investing activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are stated at fair value. Recognition of any resultant gain or loss depends on the nature of the item being hedged. Gains or losses on derivative financial instruments for which no hedge accounting is applied are recognized in profit or loss immediately.

1.5.7
HEDGING

Cash flow hedges
Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognized directly in equity. When the forecasted transaction results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified into profit or loss in the same periods during which the asset acquired or liability assumed affects profit or loss. When the forecasted transaction results in the recognition of a non-financial asset or liability, the cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the asset or liability. In any other case, the cumulative gain or loss is removed from equity and recognized in the income statement at the same time as the hedged transaction. The ineffective part of any gain or loss is recognized in the income statement immediately.

Hedge of monetary assets and liabilities
Where a derivative financial instrument is used to hedge economically the foreign exchange exposure of a recognized monetary asset or liability, no hedge accounting is applied and any gain or loss on the hedging instrument is recognized in the income statement.

Hedge of a net investment and in foreign operation
The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognized in equity. The ineffective portion is recognized immediately in profit or loss.

Fair value hedges
Where a derivative financial instrument hedges the exposure to changes in the fair value of a recognized asset or liability (other than economical hedges of foreign exchange exposure of recognized monetary assets or liabilities), the hedged item is stated at fair value in respect of the risk being hedged. Gains or losses on remeasurement of both the hedging instrument and the hedged item are recognized in the income statement.

1.5.8
TRADE AND OTHER RECEIVABLES

Trade and other receivables are stated at their cost less any accumulated impairment losses.

1.5.9
INVENTORIES

Inventories include raw materials, auxiliary supplies and finished goods and are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling

price in the ordinary course of business, less estimated selling costs. The cost of inventories is assigned by using the weighted average cost formula. Cost includes the cost of materials, direct labor as well as a systematic allocation of fixed and variable production overheads and other costs incurred in bringing the inventories to their present location and condition.

1.5.10 ASSETS CLASSIFIED AS HELD FOR SALE

Immediately before classification as held for sale, the measurements of the assets (and all assets and liabilities in a disposal group) is brought up to date in accordance with applicable IFRSs. Then, on initial classification as held for sale, non-current assets and disposal groups are recognized at the lower of carrying amount and fair value less costs to sell.

Impairment losses on initial classification as held for sale are included in the income statement. The same applies to gains and losses on subsequent remeasurement.

1.5.11 PROPERTY, PLANT AND EQUIPMENT

Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost of self-constructed assets includes the cost of materials, direct labor and an appropriate proportion of production overheads. Where relevant, cost also includes the cost of dismantling and removing the items and restoring the site on which they are located.

Certain items of property, plant and equipment that had been revalued to fair value on or prior to 1 January 2004, the date of transition to IFRS, are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation, less subsequent depreciation and any impairment losses.

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Plant and equipment acquired by way of finance leases are stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses.

Payments made under operating leases are recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense.

Subsequent expenditure

Expenditure incurred to add to or replace a component of an item of property, plant and equipment, including major inspection and overhaul expenditure, is capitalized. All other subsequent costs are recognized in the income statement as an expense as incurred.

Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of items of property, plant and equipment, and major components that are accounted for separately. Land is not depreciated. Leasehold property is depreciated over the shorter of the lease term and its useful life. The estimated useful lives are as follows:

Buildings	40 years
Building installations	14 years
Plant and production equipment	10 years
Office equipment	8-12 years
IT equipment	3 years
Vehicles	3-5 years

The useful life is reviewed annually.

1.5.12
INVESTMENTS AND OTHER FINANCIAL ASSETS

Current financial assets and other investments
Current financial assets include debt and equity instruments held for trading purposes as well as derivative assets. They are stated at fair value, with any resultant gains and losses recognized in the income statement, except for derivative assets that are designated as a cash flow hedge (see "Hedge accounting").

The fair value of publicly listed investments is their quoted market price at the balance sheet date. The fair values of other investments not publicly listed are estimated based on discounted future cash flows.

Investments are recognized/derecognized by the Group on the date it commits to purchase/sell the investments (trade date).

Loans and other financial assets
Other financial assets comprise long-term receivables such as rent deposits. Loans and other long-term receivables are stated at amortized cost less impairment losses.

1.5.13
INTANGIBLE ASSETS

Goodwill
In respect of business combination that have occurred since 1 January 2004, goodwill represents the difference between the cost of the business combination and the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities acquired.

In respect of business combinations that occurred prior to 1 January 2004, goodwill is included on the basis of its deemed cost, representing the amount recorded under Swiss GAAP FER at the date of transition to IFRS.

Positive goodwill is recognized as an asset and measured at cost or deemed cost less accumulated impairment losses. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate. Negative goodwill arising on an acquisition is recognized directly in the income statement.

Research and development
Expenditure on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, is recognized in the income statement as an expense as incurred.

Expenditure on development activities is capitalized only if the product or process is technically and commercially feasible, if evidence of future use exists and if development costs can be separately determined and reliably measured. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses.

Other intangible assets
Other intangible assets with a finite useful life that are acquired by the Group are stated at cost less accumulated amortization and impairment losses.

Amortization
Goodwill and other intangible assets with indefinite useful lives are not amortized. Intangible assets with a finite useful life are amortized on a straight-line basis over the estimated useful lives. The estimated useful lives are as follows:

Patents and trademarks	5 years
Software	3-5 years

1.5.14
IMPAIRMENT

Goodwill is tested for impairment annually or more frequently if there is an indication that it might be impaired. The carrying amount of assets other than goodwill, inventories and deferred tax assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Impairment losses in respect of goodwill are not reversed. An impairment loss of a receivable is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognized. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

1.5.15
TRADE AND OTHER PAYABLES

Trade and other payables other than derivative liabilities are stated at amortized cost. Derivative liabilities are stated at fair value, with any resultant gains and losses recognized in the income statement, except for derivative liabilities that are designated as a cash flow hedge (see "Hedge accounting").

1.5.16
INTEREST-BEARING LOANS AND BORROWINGS

Interest-bearing liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequently, interest-bearing liabilities are stated at amortized cost using the effective interest rate method.

1.5.17
PROVISIONS

A provision is recognized when the Group has a legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows.

Restructuring
A provision for restructuring is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced to those affected by it.

Onerous contracts
A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

1.5.18
EMPLOYEE BENEFITS

The Group sponsors post-employment benefit plans according to the national regulations of the countries in which it operates. Furthermore, the Group maintained a share-based bonus plan for all employees.

Defined benefit plans
The significant pension plans in Switzerland qualify as defined benefit plans under IAS 19. The Group's net obligation is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at balance sheet date on high quality bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed on an annual basis by qualified actuaries using the projected credit unit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the income statement.

All actuarial gains and losses as at 1 January 2004, the date of transition to IFRS, were recognized. Actuarial gains and losses that arise subsequent to 1 January 2004 are recognized to the extent that they exceed 10% of the higher of the defined benefit obligation and the fair value of plan assets. The amount exceeding this corridor is recognized in the income statement over the expected average remaining working lives of the employees participating in the plan.

Where the calculation results in a surplus, a pension asset is recognized only to the extent that it represents economic benefits in the form of refunds or reductions in future contributions.

Defined contribution plans
Certain of the Group's pension schemes are defined contribution plans. Obligations for contributions to these plans are recognized as an expense in the income statement as incurred.

Share-based payments
Under the Group's stock bonus program all employees were, up to the end of financial year 2004, entitled to earn bonuses in the form of shares of the Company. Annual share allocations were based on individual goal achievement and the operational results of the respective employer.

To the extent the plan qualified as an equity-settled plan, the fair value of the shares granted in 2004 was recognized as an employee expense in the period for which the bonus was earned, with a corresponding increase in equity. The fair value was measured at grant date. The amount recognized as an expense was adjusted to reflect the actual number of shares that vested.

To a certain extent, the shares granted were redeemable. Accordingly, the fair value of the liability was recognized as an employee expense in the period for which the bonus was earned. Any changes in the fair value of the liability were recognized in the income statement.

Long-term service benefits
The Group's net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefits that employees have earned in return for their service in the current and prior periods.

1.5.19
TREASURY SHARES

When share capital of HIESTAND Holding is repurchased, the amount of the consideration paid (acquisition price), including directly attributable costs and current taxes, is recognized as a change in equity. Repurchased shares are classified as treasury shares and presented as a deduction from equity. The consideration received when treasury shares are sold is recognized as a change in equity, whereby any amount exceeding or falling short of the original cost is recognized in additional paid-in capital.

1.5.20
REVENUE

Goods sold and services rendered
Revenue from the sale of goods is recognized net of sales deductions (such as trade discounts and rebates) when the goods are delivered and the significant risks and rewards transferred to the buyer. Commission income from logistical services rendered is recognized in proportion to the stage of their completion at the balance sheet date.

Government grants
The Group obtains in certain countries government assistance in the form of a refund for part of the butter consumed

in the production of inventories. These government grants are initially recognized on the balance sheet as a deduction from the cost of inventory and subsequently released to the income statement when the respective inventories are derecognized.

1.5.21
FINANCIAL EXPENSES AND FINANCIAL INCOME

Financial expenses and financial income comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, dividend income, foreign exchange gains or losses, unrealized gains and losses on certain financial assets and liabilities (including derivatives) stated at fair value, and gains and losses on disposal of financial instruments. All borrowing costs are expensed.

Interest income is recognized in the income statement as it accrues, using the effective interest rate method. Dividend income is recognized in the income statement on the date the entity's right to receive payments is established which in the case of quoted securities is usually the ex-dividend date. The interest expense component of finance lease payments is recognized in the income statement using the effective interest rate method.

1.5.22
INCOME TAX

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized based on the balance sheet liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. No deferred tax is recognized on goodwill, if it is not deductible for tax purposes, and any temporary differences relating to investments in subsidiaries to the extent that they are controlled by the Group and will probably not reverse in the foreseeable future. The amount of deferred tax recognized is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

1.5.23
SEGMENT REPORTING

Segment information is presented in respect of the Group's geographical and business segments. The primary format, geographical segments, is based on the Group's management and internal reporting structure. Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis (including goodwill). Unallocated items comprise mainly interest-earning assets and related revenue, interest-bearing loans, borrowings and related expenses, income tax, corporate assets and related expenses.

Geographical segments
The Group is primarily managed by two geographical markets: Europe, which stands for the core of the Group, and Asia, which represents the future opportunities in a developing frozen bakery products market. Europe includes operations in Switzerland, Germany, Austria and Poland, whereas Asia comprises Malaysia, Japan and the respective export markets.

Geographical segment information is based on the geographical location of assets. As the sales organizations are located in the same geographical region as the customers, revenue by location of assets is identical to revenue by location of customers.

Business segments
The Group operates in the following main business segments:

The frozen bakery product segment includes the production and sale of frozen bakery products to all type of customers including export customers. The products are sold at various convenience levels such as raw dough, pre-proven, parbaked or after defrosting ready to consume.
The fresh bakery product segment includes the production and sale of fresh bakery products to selected customers. The products are only sold freshly baked and in the proximity of Zurich and Warsaw.

The retail segment consists of sales by our own baking shops and from HIESTAND operated bake off stations.

1.5.24

IFRS STANDARDS NOT YET EFFECTIVE

The following new and revised Standards and Interpretations have been issued, but are not yet effective and are not applied early in these consolidated financial statements. Their impact on the consolidated financial statements of HIESTAND GROUP has not yet been systematically analyzed. The expected effects as disclosed in the table below reflect a first assessment by Group management.

Standard/Interpretation		Effective date	Planned application by the HIESTAND GROUP
Amendment to IAS 19 – Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures	***	1 January 2006	Reporting year 2006
Amendments to IAS 39 – Financial Instruments: Recognition and Measurement			
– Cash Flow Hedge Accounting of Forecast Intragroup Transactions	***	1 January 2006	Reporting year 2006
– The Fair Value Option	*	1 January 2006	Reporting year 2006
– Financial Guarantee Contracts (also applies to IFRS 4)	*	1 January 2006	Reporting year 2006
Amendment to IAS 21 – The Effects of Changes in Foreign Exchange Rates	***	1 January 2006	Reporting year 2006
IFRS 6 – Exploration for and Evaluation of Mineral Resources	*	1 January 2006	Reporting year 2006
IFRIC 4 – Determining whether an Arrangement Contains a Lease	***	1 January 2006	Reporting year 2006
IFRIC 6 – Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment	*	1 December 2005	Reporting year 2006
IFRIC 7 – Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies	[illegible]	1 March 2006	Reporting year 2007
IFRIC 8 – Scope of IFRS 2	*	1 May 2006	Reporting year 2007
IFRIC 9 – Reassessment of Embedded Derivatives	*	1 June 2006	Reporting year 2007
IFRS 7 – Financial Instruments: Disclosures	**	1 January 2007	Reporting year 2007
Amendment to IAS 1 – Presentation of Financial Statements: Capital Disclosures	**	1 January 2007	Reporting year 2007

* No or no significant impacts are expected on the consolidated financial statements of the HIESTAND GROUP.

** Mainly additional disclosures are expected in the consolidated financial statements of the HIESTAND GROUP.

*** The impacts on the consolidated financial statements of the HIESTAND GROUP have not yet been determined with sufficient reliability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.1 PRIMARY SEGMENT REPORTING

in CHF thousand	EUROPE 2005	EUROPE 2004	ASIA 2005	ASIA 2004	UNALLOCATED 2005	UNALLOCATED 2004	ELIMINATIONS 2005	ELIMINATIONS 2004	TOTAL 2005	TOTAL 2004
Sales to third and related parties	424 016	372 105	26 649	25 756	–	–	–	–	450 665	397 861
Sales IC: to other area (intrasegment)	2 798	2 727	–	–	–	–	(2 798)	(2 727)	–	–
Total revenue	**426 814**	**374 832**	**26 649**	**25 756**	–	–	**(2 798)**	**(2 727)**	**450 665**	**397 861**
EBITDA	**82 998**	**72 238**	**3 591**	**2 496**	**(10 339)**	**(7 623)**	**(3 944)**	**(5 532)**	**72 306**	**61 579**
Depreciation and impairment losses	(23 924)	(17 053)	(796)	(2 533)	(136)	(134)	–	–	(24 856)	(19 720)
EBITA	**59 074**	**55 185**	**2 795**	**(37)**	**(10 475)**	**(7 757)**	**(3 944)**	**(5 532)**	**47 450**	**41 859**
Amortization of intangible assets	(1 661)	(1 294)	(78)	(98)	–	(342)	–	–	(1 739)	(1 734)
EBIT	**57 413**	**53 891**	**2 717**	**(135)**	**(10 475)**	**(8 099)**	**(3 944)**	**(5 532)**	**45 711**	**40 125**
Impairment losses	–	–	–	(1 072)	–	–	–	–	–	(1 072)
Share of profit/loss of associates	237	–	–	–	–	–	–	–	237	–
Assets	**331 429**	**324 670**	**15 124**	**16 467**	**345 988**	**365 128**	**(333 747)**	**(344 729)**	**358 794**	**361 536**
Intercompany	12 604	8 957	946	2 884	320 197	332 888	(333 747)	(344 729)	–	–
Other assets	318 825	315 713	14 178	13 583	25 791	32 240	–	–	358 794	361 536
Liabilities	**63 787**	**66 448**	**5 425**	**6 982**	**259 271**	**326 731**	**(204 477)**	**(242 778)**	**124 006**	**157 383**
Intercompany	21 459	21 358	2 273	4 275	180 745	217 145	(204 477)	(242 778)	–	–
Other liabilities	42 328	45 090	3 152	2 707	78 526	109 586	–	–	124 006	157 383
Investments in fixed assets & intangible assets	25 868	55 040	863	1 048	153	18 297	–	–	26 884	74 385

2.2 SECONDARY SEGMENT REPORTING

in CHF thousand	FROZEN 2005	FROZEN 2004	FRESH 2005	FRESH 2004	RETAIL 2005	RETAIL 2004	UNALLOCATED 2005	UNALLOCATED 2004	ELIMINATIONS 2005	ELIMINATIONS 2004	TOTAL 2005	TOTAL 2004
Sales to third and related parties	426 274	369 204	12 801	14 971	11 590	13 686	–	–	–	–	450 665	397 861
Assets	319 588	320 580	2 645	3 464	10 835	11 252	25 726	26 240	–	–	358 794	361 536
Investments in fixed assets and intangible assets	25 567	54 238	169	1 068	354	497	794	18 582	–	–	26 884	74 385

2.3

ACQUISITIONS OF SUBSIDIARIES

On 1 February 2004, the Group acquired all the shares of Back & Friends GmbH for an amount of TEUR 12 100. On 1 November 2004, the subsidiary was integrated into HIESTAND & SUHR HANDELS- UND LOGISTIK GMBH, Vogtsburg-Achkarren.

The acquisition had the following effect on the Group's assets and liabilities:

Acquiree's net assets at the acquisition date

in CHF thousand	Recognized values
Cash and cash equivalents	269
Trade receivables	3 165
Current tax assets	26
Other receivables	1 201
Inventories	1 639
Deferred expenses & accrued income	554
Property, plant & equipment	96
Intangible assets	525
Trade payables	(6 395)
Other liabilities	(160)
Accrued expenses & deferred income	(690)
Deferred tax liabilities	(19)
Total net identifiable assets, liabilities and contingent liabilities	**213**
Goodwill on acquisition	17 994
Total (equals cost of the combination)	**18 207**
Consideration paid in cash	18 230
Deferred payment	(186)
Other liabilities incurred	–
Costs directly attributable to the combination	163
Total cost of the combination	**18 207**
Cash acquired	(269)
Net cash outflow	**17 938**

Main target of this aquisition was to increase the customer density in northern Germany and consequently have higher production volumes, which also leads to a better utilization of the existing warehouse capacities. After the acquisition the market position in whole Germany has increased significantly and the expected synergy effects assumed are realized. Therefore, there were no significant identifiable intangible assets established in the initial accounting.

In the year 2004 the subsidiary contributed profit of TEUR 593 (1 February 2004 until 31 October 2004, when it became fully integrated) to the consolidated profit. If the acquisition date had occurred on 1 January 2004, the estimated revenue up to the date of the integration into HIESTAND & SUHR HANDELS- UND LOGISTIK GMBH, Vogtsburg-Achkarren would have been TEUR 19 354.

2.4
INCOME TAX EXPENSE

Recognized in the income statement

in CHF thousand	2005	2004
Current tax expense		
Current year	9 465	8 857
Adjustments to prior years	(1 073)	239
Total current tax expense	**8 392**	**9 096**
Deferred tax expense		
Originating and reversal of temporary differences (net)	2 113	3 721
Reduction/change in tax rate	–	(520)
Total deferred tax expense	**2 113**	**3 201**
Total income tax expense in income statement	**10 505**	**12 297**

Reconciliation of effective tax rate

in CHF thousand		2005		2004
Profit before tax		**42 461**		**36 656**
Income tax using weighted average domestic corporation tax rate	29.3%	12 452	39.3%	14 393
Effect of tax rate change on opening balance (rates decreased)	0.0%	–	–1.4%	(520)
Non-deductable expenses	4.7%	1 999	0.6%	211
Tax exempt revenues	–6.2%	(2 640)	–4.9%	(1 793)
Effect of tax losses utilized	–0.5%	(233)	–0.6%	(233)
Under/(Over) provided in prior years	–2.5%	(1 073)	0.7%	239
Total income tax expense in income statement	**24.7%**	**10 505**	**33.5%**	**12 297**

The decrease in the weighted average tax rate mainly stems from the profit contribution mix of the subsidiaries. There was no tax rate change in any of the Group companies in 2005.

The adjustment in current tax expenses relating to prior years resulted from the completion of governmental tax audits.

The current tax recognized directly in equity in 2005 amounts to TCHF 28 (prior year: TCHF 52).

Current tax assets and liabilities
The current tax asset of TCHF 93 (prior year: TCHF 190) represents the amount of income taxes recoverable in respect of current and prior year periods that exceeds payments.

The current tax liabilities represent the amount estimated of income tax owing to authorities at the balance sheet date of 31 December 2005 (TCHF 10 391 and prior year: TCHF 17 849).

2.5
DEFERRED TAX ASSETS AND LIABILITIES

Recognized deferred tax assets and liabilities	Assets		Liabilities	
in CHF thousand	**2005**	**2004**	**2005**	**2004**
Other current financial assets	–	(181)	–	–
Accounts receivable	–	–	231	421
Inventories	(71)	(54)	685	497
Prepaid expenses and accrued income	–	–	1 232	880
Property, plant and equipment	(502)	(871)	6 012	6 933
Intangible assets	(2)	(135)	4 519	2 717
Loans due from intercompany	–	–	1 666	2 192
Employee benefit assets	–	–	158	9
Other assets	(2)	–	90	180
Employment benefit obligations	(212)	(220)	37	–
Other liabilities	(743)	(1 693)	1 241	1 327
Deferred tax asset on tax loss carry forward	(336)	(49)	–	–
Total (assets)/liabilities	**(1 868)**	**(3 203)**	**15 871**	**15 156**
Set off of tax	1 307	2 306	(1 307)	(2 306)
Net tax (assets)/liabilities	**(561)**	**(897)**	**14 564**	**12 850**

2.5

DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

in CHF thousand	2005	2004
Deductible temporary differences	–	–
Not recognized tax losses carry forward	6 975	7 697
Total	**6 975**	**7 697**

Expiry of losses for which future benefits are not recognized as deferred tax assets

in CHF thousand	2005	2004
Balance sheet date + 1 year	–	–
Balance sheet date + 2 years	–	802
Balance sheet date + 3 years	–	564
Balance sheet date + 4 years	–	628
Balance sheet date + 5 years	–	1 298
Balance sheet date + 6 years	1 597	1 100
Balance sheet date + 7 years	–	4 316
Balance sheet date + 8 years	–	268
Balance sheet date + 9 years	–	–
Balance sheet date equals or above 10 years	24 339	21 756
Total	**25 936**	**30 732**

2.6

CASH AND CASH EQUIVALENTS

in CHF thousand	2005	2004
Bank balances	11 767	24 514
Call deposits	–	–
Cash and cash equivalents	**11 767**	**24 514**

2.7

TRADE AND OTHER RECEIVABLES

in CHF thousand	2005	2004
Trade receivables due from third parties	48 882	43 905
Trade receivables due from related parties	1 116	869
Trade receivables due from associates	–	–
Total trade receivables	**49 998**	**44 774**

The valuation allowances on trade accounts receivable amount to TCHF 1 874 (prior year: TCHF 1 473).

in CHF thousand	2005	2004
Other receivables due from third parties	6 173	7 797
Other receivables due from related parties	11	1 718
Other receivables due from associates	–	–
Total other receivables	**6 184**	**9 515**
Total trade and other receivables	**56 182**	**54 289**

Other receivables due from third parties mainly comprise claims for refunds from government institutions. The receivable resulting from the sale of HIESTAND (UK) LTD to Delice de France is shown in 2004 as other receivables due from related parties (TCHF 1 718).

2.8

INVENTORIES

in CHF thousand	2005	2004
Raw materials and auxiliary supplies	4 634	3 296
Finished goods	18 460	17 154
Total inventories	**23 094**	**20 450**

As a result of a high inventory turnover and marginal inventory losses, no significant valuation allowances were recognized (TCHF 439).

2.9

ASSETS HELD FOR SALE

As at the closing balance sheet date 31 December 2005 the Group had non-current assets held for sale amounting to TCHF 14 (prior year: TCHF 11). This relates to plant and equipment held by the subsidiary HIESTAND AUSTRIA.

These are mainly assets such as ovens and freezers, which are stored before they are resold to customers at their market value (Primary Segment: Europe and Secondary Segment: Frozen), which is expected to be the same as the net book value. There are no impairment losses on these items, which are expected to be sold during the next 12 months.

2.10

EFFECT OF THE DISPOSAL GROUP COMPANIES

Disposals

On 1 July 2005, the Group disposed of all the shares of HIESTAND ASIA PACIFIC PTE LTD and FINE SWISS FOODS PTE LTD for an amount of TCHF 0.

The disposal had the following effect on the Group's assets and liabilities:

Recognized values in CHF thousand	**HIESTAND ASIA PACIFIC**	**FINE SWISS FOODS**	**Total**
Cash and cash equivalents	301	2	303
Trade receivables	425		425
Other receivables	5		5
Inventories	256		256
Deferred expenses & accrued income	23		23
Financial assets (non-current)	123		123
Interest-bearing loans and borrowings (current)	(23)		(23)
Trade payables	(41)		(41)
Other liabilities	(26)		(26)
Accrued expenses & deferred income	(265)	(2)	(267)
Interest-bearing loans and borrowings (non-current)	(778)		(778)
Cash disposed of	**(301)**	**(2)**	**(303)**

2.11
PROPERTY, PLANT AND EQUIPMENT

in CHF thousand	Land	Buildings	Plant and production equipment	Prepayment and PP&E under construction	Other equipment	Total
Cost						
Balance as of 1 January 2004	**3 907**	**64 984**	**127 769**	**14 321**	**27 965**	**238 946**
Acquisitions through business combinations	–	–	37	–	59	96
Other acquisitions	37	1 277	13 059	32 497	6 934	53 804
Transfer/other	(24)	3 067	10 967	(15 399)	978	(411)
Transfer to non-current assets held for sale	–	–	(44)	–	–	(44)
Disposals	–	(365)	(9 636)	–	(3 172)	(13 173)
Effects of movement in foreign exchange	160	1 983	824	(1)	104	3 070
Balance as of 31 December 2004	**4 080**	**70 946**	**142 976**	**31 418**	**32 868**	**282 288**
Balance as of 1 January 2005	**4 080**	**70 946**	**142 976**	**31 418**	**32 868**	**282 288**
Other acquisitions	–	2 782	3 383	13 378	6 150	25 693
Transfer/other	–	3 546	35 062	(43 706)	5 098	–
Transfer to non-current assets held for sale	–	–	(8)	–	–	(8)
Disposals	–	(1 168)	(2 002)	–	(2 374)	(5 544)
Effects of movement in foreign exchange	188	1 841	2 275	25	446	4 775
Balance as of 31 December 2005	**4 268**	**77 947**	**181 686**	**1 115**	**42 188**	**307 204**
Depreciation and impairment losses						
Balance as of 1 January 2004	**50**	**12 374**	**70 421**	**–**	**19 598**	**102 443**
Depreciation charge for the year	4	3 092	11 891	–	4 021	19 008
Impairment losses recognized	–	91	324	–	298	713
Transfer/other	(1)	61	(562)	–	459	(43)
Transfer to non-current assets held for sale	–	–	(33)	–	–	(33)
Disposals	–	(205)	(7 039)	–	(2 435)	(9 679)
Effects of movement in foreign exchange	(5)	239	177	–	51	462
Balance as of 31 December 2004	**48**	**15 652**	**75 179**	**–**	**21 992**	**112 871**
Balance as of 1 January 2005	**48**	**15 652**	**75 179**	**–**	**21 992**	**112 871**
Depreciation charge for the year	4	3 329	16 971	–	4 552	24 856
Transfer to non-current assets held for sale	–	–	(5)	–	–	(5)
Disposals	–	(1 130)	(1 781)	–	(1 745)	(4 656)
Effects of movement in foreign exchange	8	404	1 258	–	266	1 936
Balance as of 31 December 2005	**60**	**18 255**	**91 622**	**–**	**25 065**	**135 002**

2.11

PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Carrying amounts in CHF thousand	Land	Buildings	Plant and production equipment	Prepayment and PP&E under construction	Other equipment	Total
At 1 January 2004	3 857	52 610	57 348	14 321	8 367	136 503
At 31 December 2004	**4 032**	**55 294**	**67 797**	**31 418**	**10 876**	**169 417**
At 31 December 2005	**4 208**	**59 692**	**90 064**	**1 115**	**17 123**	**172 202**

Transfers 2004 were recognized in Software (refer to 2.12.).

Impairment losses and subsequent reversal

There were no impairment losses and reversals during 2005. The impairments in 2004 relate to Singapore and were due to unsatisfactory cash inflows.

Leased plant and machinery

The carrying amount of assets held under finance leases amounts to TCHF 196 as per 31 December 2005 (prior year: TCHF 227).

Capital commitments

As per 31 December 2005 the capital commitments amount to TCHF 0 (prior year: TCHF 1 223).

Fire insurance value

As per 31 December 2005 the fire insurance value amounts to TCHF 250 679 (prior year: TCHF 179 052).

Pledged assets

As per 31 December 2005 the book value of pledged assets amounts to TCHF 30 931 (prior year: TCHF 30 920).

2.12
INTANGIBLE ASSETS

in CHF thousand	Goodwill	Software	Other intangible assets (Finite lives)	Total
Cost				
Balance as of 1 January 2004	**56 553**	**5 863**	**1**	**62 417**
Acquisitions through business combinations	17 994	87	438	18 519
Other acquisitions	–	1 399	772	2 171
Transfer/other	–	411	–	411
Disposals	–	(125)	–	(125)
Effects of movement in foreign exchange	227	(9)	(5)	213
Balance as of 31 December 2004	**74 774**	**7 626**	**1 206**	**83 606**
Balance as of 1 January 2005	**74 774**	**7 626**	**1 206**	**83 606**
Acquisitions through business combinations	606	–	–	606
Other acquisitions	–	585	–	585
Transfer/other	1	–	(1)	–
Disposals	–	(180)	–	(180)
Effects of movement in foreign exchange	1 103	108	10	1 221
Balance as of 31 December 2005	**76 484**	**8 139**	**1 215**	**85 838**
Amortization and impairment losses				
Balance as of 1 January 2004	–	**2 210**	–	**2 210**
Amortization charge for the year	–	1 210	164	1 374
Impairment charge	342	16	1	359
Transfer/other	–	43	–	43
Disposals	–	(125)	–	(125)
Effects of movement in foreign exchange	–	(1)	(1)	(2)
Balance as of 31 December 2004	**342**	**3 353**	**164**	**3 859**
Balance as of 1 January 2005	**342**	**3 353**	**164**	**3 859**
Amortization charge for the year	–	1 556	183	1 739
Transfer/other	–	–	–	–
Disposals	–	(180)	–	(180)
Effects of movement in foreign exchange	–	49	1	50
Balance as of 31 December 2005	**342**	**4 778**	**348**	**5 468**

2.12

INTANGIBLE ASSETS (CONTINUED)

Carrying amounts in CHF thousand	Goodwill	Software	Other intangible assets (Finite lives)	Total
At 1 January 2004	56 553	3 653	1	60 207
At 31 December 2004	**74 432**	**4 273**	**1 042**	**79 747**
At 1 January 2005	74 432	4 273	1 042	79 747
At 31 December 2005	**76 142**	**3 361**	**867**	**80 370**

The increase in goodwill in 2005 is due to the settlement of a contingent purchase price element for the acquisition of Fleury Michon S.A. from the year 2001. Fleury Michon S.A. was merged as of 1 January 2003 with HIESTAND PIEKARNIA SZWAJCARSKA SP.Z.O.O., and renamed HIESTAND POLSKA SP.Z.O.O.

Goodwill allocation

The cash generating units (CGU) are defined as follows:

Company name	CGU	Goodwill
HIESTAND BETEILIGUNGSHOLDING GMBH	HIESTAND & SUHR HANDELS- UND LOGISTIK GMBH	18 063
HIESTAND & SUHR HANDELS- UND LOGISTIK GMBH	HIESTAND & SUHR HANDELS- UND LOGISTIK GMBH	50 333
HIESTAND POLSKA SP. Z.O.O.	HIESTAND POLSKA SP.Z.O.O.	7 746
	Total as of 31 December 2005	**76 142**

Impairment loss and subsequent reversal

There were no impairment losses and reversals during 2005. The impairment in 2004 was mainly due to the full goodwill impairments for HIESTAND JAPAN CO. LTD. and FINE SWISS FOODS PTE LTD.

Impairment tests for cash-generating units containing goodwill

The last impairment test was performed as of 31 December 2005 based on the present and expected future performance of the above cash generating units. The future performance is based on the detailed budgets for the years 2006, 2007 and 2008. Thereafter, cash flows are extrapolated using a growth rate of zero.

These detailed budgets were used for a free cash flow calculation by CGU with a discount rate of 8% and led to a value in use for each CGU, excluding the respective interest-bearing debts. This value in use was then compared with the actual net assets of the respective CGU.

Based on the impairment tests as of closing date, the value of all goodwill positions held is confirmed. In the opinion of management there are no possible changes to the applied assumptions that may result in the recoverable amounts of goodwill not exceeding the respective carrying amounts. This excludes unforeseen circumstances.

Capital commitments

As per 31 December 2005 there are no capital commitments (prior year: nil)

2.13

INVESTMENTS IN ASSOCIATES

The following are the significant associates:

Company, domicile	Share capital in millions	Percentage held 2005	Percentage held 2004	Method of accounting E/F [1]	Carrying amount 2005	Carrying amount 2004
TK-Center Birrfeld AG, Lupfig (CH)	1.500	36.50	36.50	E	836	836

Summary financial information on associates – 100 per cent:

2005 in CHF thousand	Assets	Liabilities	Equity	Revenues	Profit/(loss)
TK-Center Birrfeld AG, Lupfig (CH)	20 555	18 207	2 348	8 215	648

2004 in CHF thousand	Assets	Liabilities	Equity	Revenues	Profit/(loss)
TK-Center Birrfeld AG, Lupfig (CH)	21 277	19 577	1 700	8 728	–

1 E = accounted for using the equity method; F= fully consolidated

2.14

OTHER FINANCIAL ASSETS

Other non-current financial assets

in CHF thousand	2005	2004
Rental deposits	259	392
Customs deposits	321	290
Other	285	243
Total	**865**	**925**

Other current financial assets

in CHF thousand	2005	2004
Equity securities held for trading	2 632	2 383
Other	–	–
Total	**2 632**	**2 383**

These equity securities are held as cash reserve.

2.15

TRADE AND OTHER PAYABLES

Trade payables

in CHF thousand	2005	2004
Trade payables (Third parties)	23 567	27 146
Trade payables (Related parties)	571	–
Total	**24 138**	**27 146**

Other payables

in CHF thousand	2005	2004
Other payables (Third parties)	9 113	9 263
Other payables (Related parties)	–	–
Derivative liabilities	3	11
Pension funds	22	–
Other	–	–
Total	**9 138**	**9 274**

2.16

INTEREST-BEARING LOANS AND BORROWINGS

Non-current liabilities

in CHF thousand	2005	2004
Bank liabilities	–	–
Finance lease liabilities	137	230
Bank loans	–	13 553
Mortgages	16 696	21 568
Loans from third parties	12 000	10 320
Loans from related parties	–	–
Total	**28 833**	**45 671**

Current liabilities

in CHF thousand	2005	2004
Bank liabilities	13 630	27 883
Finance lease liabilities	108	104
Bank loans	–	–
Mortgages	4 459	3 786
Loans from third parties	2 400	–
Loans from related parties	–	–
Total	**20 597**	**31 773**

Bank loans and Bank liabilities

Bank loans

As of 31 December 2005, bank loans and liabilities consisted of fixed advances and investment credits amounting to TCHF 8 978 (prior year: TCHF 40 571) in favor of HIESTAND HOLDING AG, Lupfig with interest rates between 1.2% and 2.9% (prior year: 1.25% and 2.96%), to TCHF 3 896 (prior year: TCHF 0) in favor of HIESTAND DEUTSCHLAND GMBH, Gerolzhofen with an interest rate between 2.96% and 3.00% and to TCHF 756 (prior year: TCHF 865) in favor of HIESTAND & SUHR HANDELS UND LOGISTIK GMBH, Vogtsburg-Achkarren with an interest rate in 2005 of 4.57% (prior year: 4.00%).

Mortgage loans

These mortgage loans are collateralized with mortgage notes on real estate owned by the HIESTAND GROUP. Mortgage notes of TCHF 7 000 (prior year: TCHF 7 000) encumbering the properties in Schlieren secure mortgage loans in the amount of TCHF 5 575 (prior year: TCHF 5 575). The interest rate in 2005 was 1.90 % (prior year: 1.80%).

Registered credit lines secured by land totalling TEUR 11 555 (prior year: TEUR 11 692) encumber the properties in Gerolzhofen. They secure mortgage loans in favor of HIESTAND DEUTSCHLAND GMBH, Gerolzhofen, amounting to TCHF 7 077 (prior year: TCHF 11 545) non-current and TCHF 4 459 as current mortgage loan (prior year: TCHF 3 786). The applicable interest rates vary by contract and range between 3.87% and 4.00% (prior year: 4.00% and 5.98%).

Registered credit lines secured by land totalling TEUR 3 800 (previous year: TEUR 3 800) encumber the properties in Vogtsburg-Achkarren. They secure mortgage loans in favor of HIESTAND SUHR & HANDELS -UND LOGISTIK GMBH, Vogtsburg-Achkarren, amounting to TCHF 4 044 (prior year: TCHF 4 448). The applicable interest rate for 2005 by contract amounts to 3.8% (prior year: 3.8%).

Loans from third party

As of 31 December 2005 the loans from third party have an interest rate of 3% (prior year: 3%).

2.16

INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

Finance lease liabilities

Finance lease liabilities are repayable as follows:

in CHF thousand	Minimum lease payments 2005	Interest 2005	Principle 2005	Minimum lease payments 2004	Interest 2004	Principle 2004
Less than one year	122	14	108	120	17	104
Between one and five years	100	10	91	154	18	136
More than five years	53	6	46	103	9	94
Total	**275**	**30**	**245**	**378**	**44**	**334**

Interest-bearing liabilities by currency in original currency and due dates

in CHF thousand	Current	Non-Current	2005	Current	Non-Current	2004
EUR	15 345	11 131	26 476	13 896	–	13 896
USD	–	–	–	–	–	–
CHF	2 468	17 703	20 171	15 182	45 671	60 853
JPY	2 784	–	2 784	2 695	–	2 695
GBP	–	–	–	–	–	–
Total	20 597	28 833	**49 430**	31 773	45 671	**77 444**
Thereof is due in <1 year	20 597	–	**20 597**	31 773	–	**31 773**
Thereof is due in 1-5 years	–	27 470	**27 470**	–	44 166	**44 166**
Thereof is due in >5 years	–	1 364	**1 364**	–	1 505	**1 505**

2.17
EMPLOYEE BENEFITS

in CHF thousand	2005	2004
Present value of unfunded obligations	(741)	(484)
Present value of funded obligations	(38 040)	(28 710)
Fair value of plan assets	37 523	29 617
Present value of net assets/(obligations), net	**(1 258)**	**423**
Unrecognized actuarial gains and losses	2 084	(27)
Unrecognized asset due to asset ceiling	(863)	(250)
Recognized asset/(liability) for defined benefit obligations, net	**(37)**	**146**
Provision for long-term service benefits	(327)	(302)
Total employee benefits, net	**(364)**	**(156)**

Presented in the balance sheet as follows:

Recognized employee benefit assets	718	630
Recognized employee benefit obligations	(1 082)	(786)
Total employee benefits, net	**(364)**	**(156)**

Recognized employee benefit assets represent prepaid employer contributions to pension plan.

Movements in the net asset/(liability) for defined benefit obligations recognized in the balance sheet

in CHF thousand	2005	2004
Net liability for defined benefit obligations 1 January	146	(465)
Employer contributions	2 208	2 179
Expense recognized in income statement	(2 391)	(1 573)
Effects of movements in foreign exchange	–	5
Net movement	(183)	611
Recognized asset/(liability) for defined benefit obligations, net	**(37)**	**146**

Expense recognized in the income statement

in CHF thousand	2005	2004
Current service costs	3 065	2 618
Interest on obligation	998	950
Expected return on plan assets	(889)	(697)
Additional expense due to asset ceiling	612	250
Increase of unfunded obligations	257	–
Expense for defined benefit plans, gross	**4 043**	**3 121**
Less employees' contributions	(1 652)	(1 548)
Expense for defined benefit plans, net	**2 391**	**1 573**

	2005	2004
Actual return on plan assets	(1 066)	(697)

Liability for defined benefit obligations

Principle actuarial assumptions at the balance sheet date (expressed as weighted average)

in CHF thousand	2005	2004
Discount rate	3.25%	3.75%
Expected return on plan assets	2.75%	2.75%
Future salary increases	1.50%	1.50%
Future pension increases	0.00%	0.00%

Share based payments

Under the Group's share bonus plan all employees were, up to the end of financial year 2004, entitled to earn bonuses in the form of shares of the Company. Annual share allocations were based on individual goal achievements and the operational results of the respective employer. Vesting date was 31 December of the respective year.

As a bonus for the year 2004 a total of 5 775 shares were granted and issued in April 2005 (bonus for 2003: 9 669 shares granted and issued in April 2004). The estimated fair value of the shares at grant date amounted to CHF 873 per share (prior year: CHF 500 per share) and was determined based on the market price. 1 596 shares (prior year: 1 289 shares) granted were redeemable (cash settlement).

The Group has applied IFRS 2 retrospectively to the shares granted for the years 2003 and 2004. The following amounts were recognized as an expense:

	2005	2004
Personnel expenses	–	5 106
Thereof arising from equity settled transactions	–	3 712

The liability recognized for redeemable shares amounts to TCHF 0 (nil) as per 31 December 2005 (TCHF 1 394 as per 31 December 2004). The shares were immediately redeemed after issuance; the total amount is shown as an increase in treasury shares and a decrease of other retained earnings in the statement of changes in equity in order to present the same amount of treasury shares held as in the financial statements of HIESTAND HOLDING AG. The cash outflow resulting from the redemption of these shares is included in the cash flows from operating activities (decrease of accrued expenses).

Additionally there was an agreement in place with a senior-level management member stipulating that in the event the Group reaches consolidated sales of more than CHF 1 billion and/or the HIESTAND share price reaches CHF 1 000, a share bonus of TCHF 2 500 is granted. The share price target was reached on 9 June 2005 and 2 500 shares were allocated. The agreement does not fall under the IFRS 2 due to the transitional provisions of the standard. The transaction therefore did not effect net income, but was recognized in equity.

2.18

PROVISIONS

in CHF thousand	Guarantees and warranties	Site restoration	Onerous contracts	Other provisions	Total
Balance as of 31 December 2003	**103**	**–**	**3 863**	**–**	**3 966**
First adoption of IFRS	–	520	499	–	1 019
Balance as of 1 January 2004	**103**	**520**	**4 362**	**–**	**4 985**
Provisions made during the year	–	–	127	220	347
Provisions used during the year	–	–	(942)	–	(942)
Provisions reversed during the year	(102)	–	(324)	–	(426)
Unwind of discount	–	24	51	–	75
Foreign exchange effects	(1)	–	(64)	–	(65)
Balance as of 31 December 2004	**–**	**544**	**3 210**	**220**	**3 974**
Balance as of 1 January 2005	**–**	**544**	**3 210**	**220**	**3 974**
Provisions made during the year	–	–	90	–	90
Provisions used during the year	–	–	(1 852)	–	(1 852)
Provisions reversed during the year	–	–	(281)	(234)	(515)
Unwind of discount	–	9	91	–	100
Foreign exchange effects	–	–	52	14	66
Balance as of 31 December 2005	**–**	**553**	**1 309**	**–**	**1 862**

Onerous contracts relate mainly to a long-term rent contract in Austria which is continiously used til 2011.

The provision for site restoration was discounted at 8%. The respective asset will be depreciated over the contractual period and it could be earliest realized at the end of the rental contract in the year 2011.

The presented first time adoption items had no effect on the equity as per 1 January 2004, as they result from reclassifications and the recognition of site restoration cost that are capitalized under PP&E.

2.19

COMMITMENTS AND CONTINGENT LIABILITIES

HIESTAND entered into long-term lease contracts up to 10 years with an optional extension for production sites, which are not owned by the HIESTAND GROUP (see also 2.27) and into a bit bond for raw material (TCHF 1 247). There are no other material commitments and contingent liabilities.

2.20

EQUITY

Share capital

in CHF thousand	Ordinary shares 2005	2004
On issue at 1 January	526	4 132
Issued under the employee share bonus program	6	77
Reduction in par value	–	(3 683)
On issue at 31 December – Fully paid	**532**	**526**

The share capital is composed of 531 930 registered shares with a par value of CHF 1.– each. In 2005, based on the employee share bonus program, 5 775 registered shares (prior year: 9 669) were issued out of the authorized capital.

The balance of the authorized capital is 9 225 shares (prior year: 15 000), expiring on the 23 July 2006 and the balance of treasury shares amounts to 1 326 (prior year: 2 558).

Date	Description	Type of capital	No. of shares	Par value	Change in par value	Increase/ Decrease	Capital	Total no. of shares
18.10.1994	Initial position		45 000	100		4 500 000	4 500 000	45 000
15.09.1997	Split 1:5		225 000	20		0	4 500 000	225 000
15.09.1997	Public		45 000	20		900 000	5 400 000	270 000
15.09.1997	Minority co. s		6 084	20		121 680	5 521 680	276 084
18.10.1997	Public		66 216	20		1 324 320	6 846 000	342 300
18.10.1997	Germany		5 700	20		114 000	6 960 000	348 000
06.04.1999	Employee share bonus	Conditional capital	4 620	20		92 400	7 052 400	352 620
07.04.2000	Employee share bonus	Conditional capital	8 580	20		171 600	7 224 000	361 200
22.06.2001	Public	Authorized capital	120 400	20		2 408 000	9 632 000	481 600
22.06.2001	Part acquisition Suhr	Authorized capital	6 060	20		121 200	9 753 200	487 660
22.06.2001	Employee share bonus	Authorized capital	9 255	20		185 100	9 938 300	496 915
07.05.2002	Part acquisition Suhr	Authorized capital	3 940	20		78 800	10 017 100	500 855
07.05.2002	Employee share bonus	Authorized capital	5 745	20		114 900	10 132 000	506 600
07.05.2002	Employee share bonus	Conditional capital	1 800	20		36 000	10 168 000	508 400
06.08.2002	Par value repayment		508 400	14	–6	–3 050 400	7 117 600	508 400
24.04.2003	Employee share bonus	Authorized capital	8 086	14		113 204	7 230 804	516 486
11.08.2003	Par value repayment		516 486	8	–6	–3 098 916	4 131 888	516 486
22.04.2004	Employee share bonus	Authorized capital	9 669	8		77 352	4 209 240	526 155
28.07.2004	Par value repayment		526 155	1	–7	–3 683 085	526 155	526 155
19.04.2005	Employee share bonus	Authorized capital	5 775	1		5 775	531 930	531 930

Dividends

The General Meeting has, based on the proposal of the Board of Directors, approved a dividend of CHF 10.– per registered share in 2005 for the year 2004.

in CHF thousand	2005	2004
Dividends paid	5 232	–
Total	5 232	–

Poposed appropriation of available earnings

in CHF thousand	2005	2004
Available earnings	56 327	37 507

The Board of Directors proposes to the General Meeting the following appropriation of available earnings:

Payment of a dividend of CHF 15.– per registered share (prior year: CHF 10.–)	7 979	5 262
To be carried forward	48 348	32 245
	56 327	37 507

2.21

EARNINGS PER SHARE

Basic earnings per share

The calculation of basic earnings per share at 31 December 2005 was based on the profit attributable to ordinary shareholders of TCHF 31 373 and a weighted average number of ordinary shares outstanding during the year ended 31 December 2005 of 528 292, calculated as follows:

Profit attributable to ordinary shareholders

in CHF thousand	2005	2004
Profit for the period attributable to the shareholders of the parent company	31 373	24 529
Profit for the period attributable to the shareholders of the parent company	**31 373**	**24 529**

Weighted average number of ordinary shares

in shares	2005	2004
Number of ordinary shares issued at 1 January	526 155	516 486
Weighted effect of treasury shares	(2 194)	(3 645)
Weighted effect of shares issued in connection with the employee share bonus program	4 331	7 252
Weighted average number of ordinary shares	**528 292**	**520 093**

Diluted earnings per share

The diluted earnings per share show the same amounts as the basic earnings per share since there are no dilution effects.

2.22

PERSONNEL EXPENSES

in CHF thousand	2005	2004
Wages and salaries	87 398	74 549
Compulsory social security contributions	8 636	9 178
Contributions to defined contribution plans	2 622	2 432
Expenses for defined benefit plans, net	2 391	1 573
Increase in liability for long-term service benefits	263	84
Employee share bonus program	–	5 354
Employee cash bonus program	5 476	–
Total	**106 786**	**93 170**

2.23

OTHER OPERATING INCOME

in CHF thousand	2005	2004
Other operating income	2 932	2 778

This amount includes services which are not directly related with the main activities of the HIESTAND GROUP such as marketing and transport services. Furthermore, the income derived from the sales of ovens and freezers for our customers is presented here, whereas the respective expenses are shown in other operating expenses.

2.24

OTHER OPERATING EXPENSES

in CHF thousand	2005	2004
Rental expenses	9 003	7 355
Energy & waste disposal	7 912	6 356
Property expenses	107	147
Repair and maintenance expenses	6 117	5 289
Distribution (transportation & storage)	45 206	41 441
Marketing expenses	4 468	4 095
Selling expenses	9 540	8 172
Other operating expenses	13 967	11 550
Total	**96 320**	**84 405**

Other operating expenses include, among others, expenses for communication, office material, insurance, audit fees, the costs of the Annual General Meeting, the annual report and public relations, as well as various consulting expenses.

2.25

NET FINANCING COSTS

in CHF thousand	2005	2004
Interest income	237	305
Dividend income	–	–
Net foreign exchange gain	7 034	6 009
Net gain derived from trading investments incl. derivatives	139	–
Financial income	**7 410**	**6 314**
Interest expense	3 139	2 801
Net foreign exchange loss	6 667	6 862
Write off on financial assets	994	–
Net loss derived from trading investments incl. derivatives	97	120
Financial expenses	**10 897**	**9 783**
Net financing costs	**(3 487)**	**(3 469)**

2.26

FINANCIAL INSTRUMENTS

Derivative financial instruments

HIESTAND DEUTSCHLAND GMBH, Gerolzhofen, is party of an interest rate swap contract which was still open as of 31 December 2005. The contract partner is Deutsche Genossenschaftsbank Bayern, Würzburg. The contract volume amounts to TEUR 575. The unrealized loss incurred on this contract in 2005 amounted to TEUR 2 (prior year: TEUR 7). During the current year, HIESTAND Group did not use any other derivative financial instruments.

The interest swap contract will expire on 31 March 2006 and the variable interest rate amounts to 2.8919%.

No hedge accounting was applied in 2005 and 2004.

Interest rate risk
Interest rate risk arises from movements in interest rates which could have effects on the Group's net income or financial position. Changes in interest rates may cause variations in interest expenses resulting from interest-bearing liabilities. The interest rates on the Groups financial liabilities are variable and are currently not hedged.

Credit risk
Credit risk arises from the possiblity that the counterparty to a transaction may be unable or unwilling to meet their obligations causing a financial loss. HIESTAND has no significant concentration of credit risks due to the large number of customers.

Foreign exchange risk
The Group is exposed to movements in foreign currencies affecting its net income and financial position, expressed in Swiss francs. For many group companies revenues and operating expenses are primarily in their local currency. Therefore, foreign exchange exposure arises mainly on net balances of monetary assets held in foreign currencies. They are currently not hedged.

Liquidity risk
The Group maintains sufficient reserves of cash and readily realizable marketable securities to meet its liquidity requirements. Individual Group companies are generally responsible for their own cash management. Short term investment of cash surpluses and the raising of loans to cover cash deficits is subject to approval from Group management.

Debt Covenants
The Group is financed by banks which stipulate in their contracts debt covenant factors of less than 2.5 or 4.0, a net asset ratio of more than 40% and an interest coverage factor of bigger than 5.0 or 8.0. As of 31 December 2005 HIESTAND complied with all financial covenants.

2.27

OPERATING LEASES

Leases as lessee
Non-cancellable operating lease rentals are payable as follows:

in CHF thousand	2005	2004
Less than one year	2 987	3 771
Between one and five years	9 955	10 285
More than five years	5 672	7 296
Total	**18 614**	**21 352**

Lease and sublease expenses recognised in the income statement amounted to TCHF 9 081 to 31 December 2005 (prior year: TCHF 7 474).

2.28

ACCOUNTING ESTIMATES AND JUDGEMENTS

Management discusses with the audit committee the development, selection and disclosure of the Group's critical accounting policies and estimates and the application of these policies and estimates.

Property, plant & equipment
Property, plant & equipment are reviewed whenever there are indications that their carrying amount may no longer be recoverable. Impairment losses resulting from this review are recognized as an expense in the income statement. The main assumptions on which impairment tests are based include growth rates, margins and discount rates. The cash inflows actually generated can differ from discounted expected values. In addition, useful lives can become shorter or assets impaired if the purpose of the respective assets changes. The carrying amounts of property, plant & equipment are set out in note 2.11.

Goodwill impairment testing
Please refer to 2.12.

Pension assumptions

The significant pension plans in Switzerland qualify as defined benefit plans under IAS 19. The Group's net obligation is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The calculation is performed on an annual basis by qualified actuaries using the projected credit unit method. The calculation is based on estimates and assumptions relating to discount rates, expected return on plan assets and future salary trends. The actuary also use statistical data such as mortality tables and staff turnover rates with a view to determining employee benefit obligations. If this parameters change due to a change in economic and market conditions, the subsequent results can deviate considerably from the actuarial calculations. The carrying amounts of the plan assets and liabilities in the Balance Sheet are set out in note 2.17.

Income tax

Tax liablities are measured on the basis of an interpretation of the tax regulations in place in the relevant countries. The adequacy of this interpretation is assessed by the tax authorities in the course of the final assessment or tax audits. This can result in material changes to tax expenses. Furthermore, in order to determine whether tax loss carry forwards may be carried as an asset, it is necessary to critically assess the probability that future taxable profit will be available.

2.29 MONETARY RESTRICTIONS ON FINANCIAL TRANSACTIONS WITH SUBSIDIARIES

For our subsidiaries in Malaysia there is a legal obligation to obtain government approval for repayment of intercompany loans and/or outstanding Group fees.

2.30 RELATED PARTIES

Related parties are members of the Group Executive Commitee, the Board of Directors, associated companies and important shareholders, as well as companies under their control.

Transactions with key management personnel

The key management personnel compensations are as follows:

in CHF thousand	2005	2004
Cash compensation	3 402	3 050
Share based payments	3 802	1 245
Total	**7 204**	**4 295**

Share based payments are here presented in the period in which they were allotted.

2 500 shares were granted to a senior-level management member on 9 June 2005. See also 2.17 Share based payments.

There were no other transactions with key management personnel.

Transactions with other related parties

In 2005 the Group had the following transactions with related parties: Sales amounting to TCHF 4 092 (prior year: TCHF 3 274), cost amounting to TCHF 6 467 (prior year: TCHF 7 798), accounts receivable outstanding amounting to TCHF 1 127 (prior year: TCHF 2 587), trade accounts payable TCHF 571 and a loan receivable outstanding amounting to TCHF 2 303 (prior year: TCHF 2 303), interest rate 4% p.a.

2.31
GROUP ENTITIES

Significant shareholders
The Group's principle shareholders are Blixen Ltd (IAWS) with 32% shareholdings and Sarasin Investment Funds with 7.6% shareholding.

Significant subsidiaries
The following table shows the significant subsidiaries of the Group:

Company, domicile	Share capital in millions	Percentage held 2005	Percentage held 2004	Method of accounting E/F[1]
HIESTAND HOLDING AG, Lupfig (CH)	CHF 0.532	n/a	n/a	n/a
HIESTAND INTERNATIONAL AG, Schlieren (CH)	CHF 0.200	100.00	100.00	F
HIESTAND SCHWEIZ AG, Schlieren (CH)	CHF 3.500	100.00	100.00	F
HiCoPain AG, Dagmersellen (CH)[2]	CHF 20.000	60.00	60.00	F
HIESTAND BETEILIGUNGSHOLDING GMBH, Gerolzhofen (DE)	EUR 0.026	100.00	100.00	F
HIESTAND DEUTSCHLAND GMBH, Gerolzhofen (DE)	EUR 0.512	100.00	100.00	F
HIESTAND & SUHR HANDELS- UND LOGISTIK GMBH, Vogtsburg-Achkarren (DE)[3]	EUR 0.025	100.00	100.00	F
HIESTAND ASIA PACIFIC PTE LTD, Singapore (SG)[4]		0.00	100.00	F
HIESTAND JAPAN CO., LTD, Tokyo (JP)	JPY 185.000	100.00	100.00	F
HIESTAND AUSTRIA GMBH, Wiener Neudorf (AT)	EUR 0.036	100.00	100.00	F
HIESTAND POLSKA SP. Z.O.O., Grodzisk Mazowiecki (PL)	PLN 60.637	100.00	100.00	F
HIESTAND MALAYSIA SDN BHD, Bandur Baru Bangi (MY)	MYR 2.400	100.00	100.00	F
FINE SWISS FOODS PTE LTD, Singapore (SG)[4]		0.00	100.00	F
HIESTAND USA, INC., Colleyville (US)[5]	USD 0.025	100.00	100.00	F

1 E = accounted for using the equity method; F = fully consolidated.
2 HiCoPain AG was incorporated on 27 September 2002. The original share capital was increased to CHF 20 Mio as of 14 May and 18 November 2004. Coop holds 40% of the share capital.
3 Back & Friends GmbH was acquired as per 1 February 2004 and integrated as per 1 November 2004 into HIESTAND & SUHR HANDELS- UND LOGISTIK GMBH, Vogtsburg-Achkarren.
4 As per 1 July 2005, the two companies in Singapore HIESTAND ASIA PACIFIC PTE LTD and FINE SWISS FOODS PTE LTD were sold to a third party.
5 The US operations were discontinued at October 2001. The net assets held are immaterial.

2.32

EXPLANATION OF TRANSITION TO IFRS

As stated in the statement of compliance, these are the Group's first consolidated financial statements prepared in accordance with IFRS. The accounting policies set out above have been applied in preparing the consolidated financial statements for the year ended 31 December 2005, the comparative information presented in these financial statements for the year ended 31 December 2004 and in the preparation of the consolidated opening IFRS balance sheet at 1 January 2004 (the Group's date of transition).

In preparing its consolidated opening IFRS balance sheet, the Group has adjusted amounts reported previously in its consolidated financial statements prepared in accordance with its old basis of accounting (Swiss GAAP FER). An explanation of how the transition from Swiss GAAP FER to IFRS has affected the Group's financial position and financial performance is set out in the following tables and the notes that accompany those tables.

RECONCILIATION OF EQUITY

in CHF thousand	Notes	01.01.2004	31.12.2004
Total equity Swiss GAAP FER		**171 845**	**203 279**
Reclassification of treasury shares	a	(1 823)	–
Employee benefit obligation under IAS 19	b	(255)	(255)
Derivative assets and liabilities, net	c	93	120
Property plant and equipment	d	(2 806)	(2 818)
Employee share bonus program	e	503	4 781
Valuation adjustments of various assets		(66)	(186)
Deferred tax liability adjustments	f	1 200	1 201
Income Statement effects, see details below		–	(1 771)
Foreign exchange differences on Income Statement effects and Opening Balance adjustments		–	(198)
Total equity according to IFRS		**168 691**	**204 153**

RECONCILIATION OF PROFIT

in CHF thousand	Notes	31.12.2004
Total profit for the period Swiss GAAP FER		**26 130**
Employee benefit adjustment under IAS 19	b	542
Adjustment for derivative assets and liabilities	c	(120)
Adjustment of depreciation on property, plant & equipment	d	291
Reclassified borrowing cost, forex gain/losses	d	(110)
Employee share bonus program	e	(5 187)
Revaluation of trade accounts receivable allowance	g	409
Reversal goodwill amortisation	h	4 215
Adjustment of amortisation of intangible assets	d	(165)
Other valuation adjustments		(13)
Tax effect on the changes	f	(1 633)
Total Income Statement effects		**(1 771)**
Total profit for the period according to IFRS		**24 359**

NOTES TO THE RECONCILIATION OF EQUITY

a
RECLASSIFICATION OF TREASURY SHARES

The difference occurred due to the reclassification of treasury shares. Under the old basis of accounting the treasury shares were shown as marketable securities and valued at the respective market rate. Under IFRS they are presented as a negative position in the shareholders equity. The adjustment was no longer relevant as of 31 December 2004, since a new Swiss GAAP FER standard asked for the same treatment as for IFRS.

b
EMPLOYEE BENEFIT OBLIGATION UNDER IAS 19

In accordance with IAS 19 the group recognized assets and liabilities concerning defined benefit plans. In addition a provision for long-service benefits was recorded.

c
DERIVATIVE ASSETS AND LIABILITIES, NET

Derivative assets and liabilities from two currency forward contracts and three Euro options were recognized in accordance with IAS 39.

d
PROPERTY PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

Previously capitalized project interest expenses and foreign exchange losses were eliminated. The more in depth analysis of components of assets and their evaluation of the useful life as well as reclassifications between property, plant and equipment and intangible assets led to additional valuation differences.

e
EMPLOYEE SHARE BONUS PROGRAM

Under the Groups previous accounting policy, only the par value of allocated shares was recognized as an expense. The allocation of redeemable shares was presented as a transaction in treasury shares at the time of cash settlement. The group has applied IFRS 2 for all shares allocated in 2005 for the bonus 2004 as well as for the shares allocated in 2004 for the bonus 2003. This resulted in a liability for redeemable shares and deferred tax assets as per 1 January 2004. During respective periods the expense for share bonus program was partly recognized in equity and partly in liabilities.

f
DEFERRED TAX LIABILITY ADJUSTMENTS

Based on the valuation differences were deferred tax assets and deferred tax liabilities booked and on group company level netted off. Under Swiss GAAP FER utilizable tax carryforwards were not recognized which under IFRS qualify for recognition according to IAS 12.

2.32

EXPLANATION OF TRANSITION TO IFRS

NOTES TO THE RECONCILIATION OF PROFIT FOR THE YEAR

g

REVALUATION OF TRADE ACCOUNTS RECEIVABLE ALLOWANCE

Under IAS 39 an allowance for doubtful receivables may only be recorded for incurred losses. The Group therefore reviewed its calculation of the accounts receivable allowance. By 1 January 2004 the reviewed calculation showed no significant difference.

h

REVERSAL GOODWILL AMORTIZATION

Since under IFRS goodwill is not systematically amortized, the goodwill amortization is reversed.

2.33

SUBSEQUENT EVENTS

HIESTAND SCHWEIZ AG has purchased 27% of the share capital of TK-Center Birrfeld AG, Lupfig. The transaction took place on 24 February 2006.

The purchase price for this share amounts to TCHF 303.75.

After this transaction, HIESTAND owns 63.5% of TK-Center Birrfeld AG, Lupfig. The subsidiary will therefore be fully consolidated from 1 March 2006.

Information on the following is not yet availabe (disclosed information under 2.13. is based on the statutory accounts):

- The amounts of the acquiree's assets, liabilities and contingent liabilities.
- The amount and exsistance of any goodwill or negative goodwill.

No other events have occurred since 1 January 2006 that would either necessitate an adjustment to the carrying amount of assets and liabilities or need to be disclosed here.

KPMG

REPORT OF THE GROUP AUDITORS TO THE GENERAL MEETING OF HIESTAND HOLDING AG, LUPFIG

As group auditors, we have audited the consolidated financial statements (balance sheet, income statement, statement of changes in equity, cash flow statement and notes on pages 44 to 92) of HIESTAND HOLDING AG for the year ended 31 December 2005.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards and with the International Standards on Auditing (ISA), which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with the International Financial Reporting Standards (IFRS) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

KPMG Fides Peat

Hans Moser
Swiss Certified Accountant

Christoph Schwarz
Swiss Certified Accountant
Auditor in charge

Zurich, 15 March 2006

FINANCIAL STATEMENTS OF HIESTAND HOLDING AG

ASSETS
as of December 31
in CHF

CURRENT ASSETS	Notes	2005	2004
Cash and cash equivalents		1 120 718	4 907 387
Current financial assets		3 945 784	4 698 112
Various accounts receivable from			
Group companies		1 865 875	1 076 877
Related parties		11 321	1 718 002
Third parties		15 097	16 124
Prepaid expenses and accrued income		14 052	18 699
Total current assets		**6 972 847**	**12 435 201**
NON-CURRENT ASSETS			
FINANCIAL ASSETS			
Investments	1	83 484 287	83 960 139
Loans due from Group companies	6	97 853 685	100 327 692
INTANGIBLE ASSETS			
Trademark rights		3	3
Total non-current assets		**181 337 975**	**184 287 834**
Total assets		**188 310 822**	**196 723 035**

LIABILITIES AND SHAREHOLDERS' EQUITY

as of December 31

in CHF

LIABILITIES	Notes		**2005**	**2004**
Bank debts			8 978 000	40 571 000
Various accounts payable				
Group companies			308 348	390 062
Third parties			80 667	238 760
Accrued expenses and deferred income			382 556	385 000
Tax provisions			587 453	561 545
Provisions			2 279 584	2 279 584
Total liabilities			**12 616 608**	**44 425 951**
SHAREHOLDERS' EQUITY				
Share capital	2/3		531 930	526 155
Paid-in legal reserves (share premium)			117 482 306	112 446 506
Retained legal reserves			322 000	322 000
Reserves for own shares	4		1 030 617	1 495 486
Available earnings			56 327 361	37 506 937
Profit brought forward		32 710 256	–	–
Profit for the year		23 617 105	–	–
Total shareholders' equity			**175 694 214**	**152 297 084**
Total liabilities and shareholders' equity			**188 310 822**	**196 723 035**

for the year ended December 31

in CHF

INCOME	2005	2004
Income from investments	25 000 000	23 539 900
Royalties	10 357 441	7 533 794
Financial income	6 894 114	8 587 300
Total income	**42 251 555**	**39 660 994**

EXPENSES		
Valuation adjustments	5 893 516	7 800 000
Administrative expenses	8 974 391	5 575 086
Financial expenses	3 601 448	4 326 961
Tax expenses	165 095	12 656
Total expenses	**18 634 450**	**17 714 703**

Profit for the year	**23 617 105**	**21 946 291**

1
INVESTMENTS

Company, domicile	Share capital in millions	Percentage held 2005	Percentage held 2004
HIESTAND SCHWEIZ AG, Schlieren (CH)	CHF 3.500	100.00	100.00
HIESTAND INTERNATIONAL AG, Schlieren (CH)	CHF 0.200	100.00	100.00
HIESTAND BETEILIGUNGSHOLDING GMBH, Gerolzhofen (DE)	EUR 0.026	100.00	100.00
HIESTAND POLSKA SP. Z.O.O., Grodzisk Mazowiecki (PL)	PLN 60.637	100.00	100.00
HIESTAND AUSTRIA GMBH, Wiener Neudorf (AT)	EUR 0.036	100.00	100.00
HIESTAND JAPAN CO., LTD, Tokyo (JP)	JPY 185.000	100.00	100.00
HIESTAND ASIA PACIFIC PTE LTD, Singapore (SG)[1]		0.00	100.00
HIESTAND MALAYSIA SDN BHD, Bandur Baru Bangi (MY)	MYR 2.400	100.00	100.00
FINE SWISS FOODS PTE LTD, Singapore (SG)[1]		0.00	100.00
HIESTAND USA, INC., Colleyville (US)	USD 0.030	100.00	100.00
TK-Center Birrfeld AG, Lupfig (CH)	CHF 1.500	36.50	36.50

1 As per 1 July 2005, the two companies in Singapore HIESTAND ASIA PACIFIC PTE LTD and FINE SWISS FOODS PTE LTD were sold to a third party.

2
SHARE CAPITAL

The share capital is composed of 531 930 fully paid-in registered shares with a par value of CHF 1.– each.

3
AUTHORIZED CAPITAL

At the shareholders' Ordinary General Meeting on 14 May 2004, the Board of Directors received the authorization for the purpose of the employee stock bonus plan to increase the share capital for the period of two years upon registration of the par value reduction to CHF 1.– by issuing up to 15 000 registered shares at nominal value of CHF 1.– each (total CHF 15 000). By the 28 July 2004 the nominal value was reduced to CHF 1.–. These shares can be issued through a number of capital increases, expiring on the 23 July 2006. Existing shareholders are excluded from the preemptive rights. The Board of Directors determines the issue price, the date when the shares qualifly for dividends and the form of payment. During 2005, 5 775 registered shares were issued.

4

RESERVES FOR OWN SHARES

	Number of registered shares	Acquisition cost CHF
Balance as of 1 January 2005	2 558	1 495 486
Purchases	2 568	2 361 034
Sales/Disposal	(3 800)	(2 825 903)
Balance as of 31 December 2005	**1 326**	**1 030 617**

5

PRINCIPAL SHAREHOLDERS

in %	31.12.2005	31.12.2004
Blixen Ltd (IAWS Group)	32.0	21.6
Sarasin Investment Funds	7.6	7.7
Chase Nominees	N/A	7.1
Albert Abderhalden	N/A	7.0

6

CONTINGENT LIABILITIES/ SUBORDINATION AGREEMENTS

The Company issued in the ordinary course of business letters of comfort and guarantees of TCHF 99 in favour of subsidiaries that are in the start-up phase.

The Company is also a member of a value added tax group and therefore jointly and severally liable for value added tax obligations to the Federal tax authority.

The Company signed letters of subordination with respect to loans due from subsidiaries, totalling TCHF 16 167 (prior year: TCHF 12 185).

7

PROPOSED APPROPRIATION OF AVAILABLE EARNINGS

in CHF	2005	2004
Available earnings	56 327 361	37 506 937

The Board of Directors proposes to the General Meeting the following appropriation of available earnings:

Payment of a dividend of CHF 15.– per registered share (prior year: CHF 10.–)	7 978 950	5 261 550
To be carried forward	48 348 411	32 245 387
	56 327 361	37 506 937

KPMG

REPORT OF THE STATUTORY AUDITORS TO THE GENERAL MEETING OF HIESTAND HOLDING AG, LUPFIG

As Statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and notes on pages 96 to 101) of HIESTAND HOLDING AG for the year ended 31 December 2005.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the Company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

KPMG Fides Peat

Hans Moser Swiss Certified Accountant	Christoph Schwarz Swiss Certified Accountant Auditor in charge

Zurich, 15 March 2006

HIESTAND HOLDING AG
Industriestrasse 15
CH–5242 Lupfig
Mailing address:
HIESTAND HOLDING AG
Investor Relations
Ifangstrasse 11
CH–8952 Schlieren-Zurich
Phone: +41 44 755 25 25
Fax: +41 44 755 20 01
E-mail: ir@hiestand.ch

HIESTAND INTERNATIONAL AG
Ifangstrasse 11
CH–8952 Schlieren-Zurich
Phone: +41 44 738 46 11
Fax: +41 44 755 20 01
E-mail: info@hiestand.ch

HIESTAND SCHWEIZ AG
Ifangstrasse 9
CH–8952 Schlieren-Zurich
Phone: +41 44 738 43 43
Fax: +41 44 738 43 03
E-mail: info@hiestand.ch

HIESTAND DEUTSCHLAND GMBH
Kolpingstrasse 1–3
DE–97447 Gerolzhofen
Phone: +49 9382 9711 0
Fax: +49 9382 9711 598
E-mail: info@hiestand.de

HIESTAND & SUHR HANDELS- UND LOGISTIK GMBH
Auf der Haid 1
DE–79235 Vogtsburg-Achkarren
Phone: +49 7662 9303 0
Fax: +49 7662 9303-30
E-mail: info@hiestand-suhr.de

HIESTAND POLSKA SP. Z.O.O.
Ul. Zachodnia 10
PL–05-825 Grodzisk Mazowiecki
Phone: +48 22 755 77 11
Fax: +48 22 755 77 18
E-mail: info@hiestand.pl

HIESTAND AUSTRIA GMBH
Industriezentrum NÖ Süd
Str. 2C, Obj. M52
AT–2355 Wiener Neudorf
Phone: +43 2236 677 277 0
Fax: +43 2236 677 277 77
E-mail: info@hiestand.at

HIESTAND JAPAN CO., LTD
Yoyogi Yoshino Building 2 F
1-58-5 Yoyogi, Shibuya-ku
JP–Tokyo 151-0053
Phone: +81 3 5358 6777
Fax: +81 3 5358 6711
E-mail: info@hiestand.co.jp

HIESTAND MALAYSIA SDN BHD
Lot 2, Jalan P 10/14, Seksyen 10
43650 Bandur Baru Bangi
MY–Selangor
Phone: +603 8925 7771
Fax: +603 8925 7779
E-mail: info@hiestand.com.my

SWISS GOURMET BAKERY

The expectations expressed in the present report are based on assumptions, from which the actual results may deviate.
This report is published in English and German. The German version is legally binding.

PUBLISHING DETAILS

HIESTAND HOLDING AG
Industriestrasse 15
CH-5242 Lupfig
E-mail: ir@hiestand.ch
www.hiestand.ch

Concept and realization
Dr. Peter P. Knobel AG, Zug

Design
Hotz & Hotz, Steinhausen

Photography
Fotostudio Christian Ammann, Zurich
(Board of Directors and Management)
Friedel Ammann, Basel
(Portraits "we@Hiestand"-Project)

Print
Victor Hotz AG, Steinhausen
Print run: German 4500,
English 1000

Key dates for financial 2006

Announcement of the 2005 annual results	March 30, 2006
Publication of the 2005 annual report	March 30, 2006
Media and analysts' conference	March 30, 2006
Annual General Meeting	May 10, 2006
Payment of dividend	May 17, 2006
2006 first-half results	June 30, 2006
Announcement of 2006 first-half results	August 2006
Financial year-end 2006 as	December 31, 2006

Exhibit 99.8

ANNUAL REPORT 2006



Hiestand
SWISS GOURMET BAKERY

The HIESTAND GROUP is one of the world's leading manufacturers of frozen and convenience bakery products with national subsidiaries in Switzerland, Germany, Austria, Poland, Malaysia, Japan and England. The Group achieved sales of CHF 516.1 million in 2006 and employed a staff of 2 997. Innovative bakery products, a wide range of products overall and extensive services to actively promote sales create B2B added value for customers. The tight logistics and distribution network ensures that products are always fresher than fresh and can be sold to customers at any time. Only natural raw materials are used in HIESTAND's quality bakery products. HIESTAND HOLDING AG is listed on the SWX Swiss Exchange (security number 718 698).

KEY FIGURES

in CHF thousand	2006	2005
Net sales	516 099	449 592
Change vs. previous year	+14.8%	+13.1%
Cash provided by operating activities	76 944	49 185
Change vs. previous year	+56.4%	-3.4%
in percent of net sales	14.9%	10.9%
EBITDA	81 575	72 306
Change vs. previous year	+12.8%	+17.4%
in percent of net sales	15.8%	16.1%
EBIT	52 097	45 711
Change vs. previous year	+14.0%	+13.9%
in percent of net sales	10.1%	10.2%
Profit for the year	36 658	31 956
Change vs. previous year	+14.7%	+31.2%
in percent of net sales	7.1%	7.1%
Capital expenditure	26 805	26 884
Number of employees	2 997	1 918
Total assets	621 213	358 794
Shareholders' equity	270 391	234 788
Equity in percent of total assets	43.5%	65.4%

INFORMATION FOR THE INVESTOR

Share capital

The share capital consists of 531 930 fully registered shares at par value CHF 1.

Stock exchange listing

The registered shares have been listed on the Swiss Exchange since October, 27 1997. Price information can be found in the Swiss national financial press. The ticker symbols below can be used to find the relevant data on electronic information systems:

Reuters	HIEN.S
Telekurs	HIEN
Swiss security number	718 698

Shareholder groups

As of 31 December 2006 the shareholders of HIESTAND HOLDING AG were composed as follows:

Original shareholders	4.0%
Blixen Ltd (IAWS GROUP)	32.0%
Focus Capital Investors Master Fund Ltd	12.2%
Sarasin Investment Funds	5.7%
Public	44.5%
Employees	1.4%
Own shares	0.2%
Of which: Depository shares	23.1%

Information on share prices in CHF	
Highest price (December 13, 2006)	1 420
Lowest price (January 3, 2006)	993
Price at year-end (December 31, 2006)	1 400
Taxable value as of January 1, 2007	1 400

Share key figures (weighted average) number of/in CHF	2006	2005
Number of shares	530 850	528 292
Earnings per share	64.59	59.39
Cash flow per share	144.95	93.10
EBITDA per share	153.65	136.85
Shareholders' equity per share	509.35	444.45
P/E ratio	20	16

FINANCIALS AT A GLANCE

Net sales CHF million


500
400
300
200
100
0
301.5
331.9
392.5
516.1
2002
2003
2004
2005
2006

EBIT CHF million


60
50
40
30
20
10
0
24.6
30.4
52.1
2002
2003
2004
2005
2006

Cash provided by operating activites CHF million


80
70
60
50
40
30
20
10
0
25.5
34.9
50.9
76.9
2002
2003
2004
2005
2006

Profit for the year CHF million


40
35
30
25
20
15
10
5
0
11.6
18.3
24.4
36.7
2002
2003
2004
2005
2006

ORGANIZATIONAL CHART AS OF DEC 31, 2006

HIESTAND HOLDING AG

Lupfig, Switzerland: CHF 0.532m

Production and sales companies

100% HIESTAND SCHWEIZ AG
Schlieren, Switzerland
CHF 3.500m

100% HIESTAND DEUTSCHLAND GMBH
Gerolzhofen, Germany
EUR 0.512m

100% FRICOPAN BACK GMBH
Berlin, Germany
EUR 1.500m

100% FRICOPAN BACK GMBH IMMEKATH
Immekath, Germany
EUR 4.000m

100% HIESTAND POLSKA SP. Z.O.O.
Grodzisk Mazowiecki, Poland
PLN 60.637m

100% HIESTAND AUSTRIA GMBH
Wiener Neudorf, Austria
EUR 0.036m

100% HIESTAND MALAYSIA SDN BHD
Bandar Baru Bangi, Malaysia
MYR 2.400m

Sales companies

100% HIESTAND & SUHR HANDELS- UND LOGISTIK GMBH
Vogtsburg-Achkarren, Germany
EUR 0.025m

100% HIESTAND JAPAN CO., LTD
Tokyo, Japan
JPY 185.000m

100% FRICOPAN UK LTD
Romsey, Hampshire, England
GBP 0.004m

100% FRICOPAN MIDDLE EAST FZE
Ras Al Khaimah, Dubai, UAE
AED 0.100m

100% TK-CENTER BIRRFELD AG
Lupfig, Switzerland
CHF 1.500m

Other subsidiaries

100% HIESTAND INTERNATIONAL AG
Schlieren, Switzerland
CHF 0.200m

100% HIESTAND BETEILIGUNGS-HOLDING GMBH & CO. KG
Gerolzhofen, Germany
EUR 0.026m

60% JOINT VENTURE
HiCoPain AG
Dagmersellen, Switzerland
CHF 20.000m

CORPORATE BODIES AS OF DEC 31, 2006

Board of Directors

Albert Abderhalden	Chairman
Wolfgang Werlé	Vice-Chairman
Hans Sigrist	Member
Dr. J. Maurice Zufferey	Member
Owen Killian	Member

Auditors

KPMG AG, Zurich

Group Executive Committee

Wolfgang Werlé	CEO, Delegate of the Board of Directors
Urs Jordi	COO, Production & Logistics
Roland Straub	CFO, Finance & Controlling
Andrea Stegen	Managing Director Germany / Key Account International

Group Executive Management at subsidiaries

Armin Bieri	HIESTAND SCHWEIZ AG, Schlieren, Switzerland
Andrea Stegen	HIESTAND DEUTSCHLAND GMBH, Gerolzhofen, Germany
	HIESTAND & SUHR HANDELS- UND LOGISTIK GMBH, Vogtsburg-Achkarren, Germany
Werner Herterich	FRICOPAN BACK GMBH, Berlin, Germany
	FRICOPAN BACK GMBH IMMEKATH, Immekath, Germany
Gerd Dankert	HIESTAND AUSTRIA GMBH, Wiener Neudorf, Austria
Ela Siatkowska	HIESTAND POLSKA SP. Z.O.O., Grodzisk Mazowiecki, Poland
James Bryan	HIESTAND JAPAN CO., LTD, Tokyo, Japan
Franz Nickl	HIESTAND MALAYSIA SDN BHD, Bandar Baru Bangi, Malaysia

HIESTAND GROUP
ANNUAL REPORT 2006


SUMMER
Vivaldi twist bread with olives
AUTUMN
Vivaldi twist bread with carrots
WINTER
Vivaldi twist bread with piquant fruit

Typical HIESTAND – New innovative bread creations

Vivaldi twist breads – now available as a seasonal Vivaldi variety!
With seasonally themed ingredients,
handcrafted shapes and unique aromas.

Vivaldi
Les saisons



REPORTING



Dear Shareholders

For the fifth time in succession, we are proud to be able to show excellent results for the 2006 financial year in this report. For the first time in the company's history the 'sound barrier' of half a billion francs in sales has been broken – by a wide margin.

[CHF]		
Sales	516.1m	+ 14.8% on prior year
EBIT	52.1m	+ 14.0% on prior year
Profit for the year	36.7m	+ 14.7% on prior year
Earnings per share	64.59	+ 8.8% on prior year

The sales growth of 14.8% was driven by strong organic growth and the takeover of the German FRICOPAN GROUP. Apart from the excellent growth in sales, EBIT and profit for the year, earning per share again increased considerably. The Board of Directors will therefore recommend to the General Meeting on 9 May 2007 a dividend of CHF 18 per share.

On 1 November 2006, the takeover of the FRICOPAN GROUP signalled the conclusion of the most significant acquisition in our company's history. This is a milestone on the way to our target sales figure of one billion francs by 2010. With this transaction HIESTAND is opening up new distribution channels, new customer groups and a new product range.

TK-CENTER BIRRFELD AG (TKC), in which HIESTAND already held a 36.5% stake, was acquired in its entirety. This is in line with our strategy not only to be one of the leading international producers of frozen bakery products but also to have our own logistics operation providing a crucial link in the value chain. With the exception of Japan, we now have our own logistics operations in all major HIESTAND sales markets.

The excellent organic growth is driven by the strong expansion of the global sales team. Sales markets where particular success was enjoyed were Germany and Poland. The expansion of the Czech sales team, entry to the Slovak market and strategic partnerships in Australia and China hold great potential. Likewise in Turkey, where HIESTAND opened up an own sales company in March 2007.

Innovative products and new distribution channels such as food retail allow us to look to the future with great confidence. We are fully convinced that we can achieve the ambitious goals we set ourselves for the end of 2010 – sales of one billion francs with an EBIT margin of 10%.

Our balance sheet continues to display financial strength and enables us to contemplate further acquisitions.

The success story of our company is all thanks to the 3 000 employees and their 'Spirit of HIESTAND'. Their unwavering willingness to go the 'extra mile' is what ultimately brings success.

After 35 years of helping to write HIESTAND's history, Albert Abderhalden will hand over as Chairman of the Board of Directors to Wolfgang Werlé at the 2007 General Meeting. He will continue to offer his services as a member of the Board. Wolfgang Werlé's successor as CEO will be Urs Jordi, who at the same time will also be proposed for election to the Board of Directors as Delegate. The Board is proud that the two most important positions within the company can be filled with well-proven internal candidates.

Dear Shareholders, we would like to thank you for the confidence in our company.

Yours sincerely

Albert Abderhalden
Chairman

Wolfgang Werlé, CEO
Delegate of the Board of Directors

Our customers' success is at the heart of the HIESTAND business model. Our key account managers, both on the road and at head office, work hand in hand with our customers and partners. Our services at the point of sale comprise all aspects of active sales promotion, from advising on the best choice of bakery products across a wide variety of convenience levels – from unproved doughs through to the ready-baked, frozen product – and the development of sales concepts, right down to the individual details of shop fittings, ovens and advertising activities.

Recipe for success at the point of sale

The product line-up is designed to meet the specific needs of our customers. Through a broad product range, which is continually complemented by innovative products, we are able to adapt our offering on a dynamic basis. Specially designed training courses for our customers' sales staff enable HIESTAND's mastery of the art of baking to be conveyed to the point of sale. With easy-to-use ovens, the volume of products to be ready baked can be adjusted at any time in line with demand. On the marketing side, HIESTAND assists its customers with individual advertising and promotional material and, together with the seductive aroma of fresh bakery products, this acts as an additional support to sales.

Customers benefit from increased sales of the freshest-possible bakery products, whilst minimizing the number of unsold products.

Tightly knit logistics and distribution network

A tightly knit logistics and distribution network allows customers to sell perfect, oven-fresh bakery products at any time. The reliable service guarantees that customers' shelves are always full. Our proximity to customers ensures that we become aware of their needs as soon as they arise, and our fine-tuned logistics processes enable us to meet those needs immediately. We deliver everywhere, round the clock.

Customers benefit from the constant availability of bakery products and low storage costs.

Mastery of the art of baking – solid craftsmanship

HIESTAND's quality bakery products are manufactured using traditional processes – such as giving dough plenty of time to rise – combined with leading-edge technology. The use of sophisticated freezing processes means that no preservatives are required. HIESTAND obtains natural, unadulterated raw materials – flour, berries and fruits, nuts and kernels – from controlled, environmentally friendly and locally certified sources. First-class drinking water, butter, free-range eggs and meat from responsible farmers round off our list of ingredients. Quality requirements are jointly defined with our suppliers, and monitored by HIESTAND.

Customers benefit from natural bakery products produced in harmony with the environment and good animal husbandry practice.

Expanded product line-up for all needs

In the past, the focus was on manufacturing the entire product range available on the market. Nowadays, however, production is limited to high-quality bakery goods, produced in accordance with our raw materials philosophy. Alongside HIESTAND's quality bakery produce and HIESTAND products manufactured under license, the range is complemented by trading goods purchased from third parties. All products are distributed via the nationwide logistics and distribution network. Advisory and support services at the point of sale are also included.

Customers benefit from a full product range as well as the comprehensive HIESTAND service concept.

"Win-win-win"

HIESTAND's activities right along the value chain – from the purchasing of raw materials or traded products, via production and distribution to customer advice and care – enable B2B customers to generate added value. In addition, customers benefit from innovative services. A constant supply of new – and in particular seasonal – products is equally important. This in turn benefits the end-consumers, who enjoy a rich array of bakery products – products that are oven-fresh, and therefore fresher-than-fresh.

Our customers benefit from satisfied end-consumers. In turn, this is what makes HIESTAND so successful.

The Group Executive Committee of the HIESTAND GROUP



Roland Straub

CFO, Finance & Controlling

Wolfgang Werlé

CEO, Delegate of the Board of Directors

Urs Jordi

COO, Production & Logistics

Andrea Stegen

Managing Director Germany/
Key Account International



Competence in frozen bakery


Knobis
2 Baguette
2 Baguette

Grocery retailers traditionally sell filled baguettes with garlic or herb butter. Innovations from 2006 include baguettes with tzatziki or salami fillings as well as baguette slices with exquisite herb and garlic spread. Strudel now also comes flavoured with quark, apple and poppy seeds.

Innovations for
grocery retail

Fricopan®

Jump in sales to over CHF 500 million

The HIESTAND GROUP posted record results at all levels in the 2006 financial year for the fifth time in succession. For the first time in the company's history the 'sound barrier' of half a billion francs has been broken – by a wide margin. The 14.8% rise in sales to CHF 516.1 million was driven by strong organic growth and the acquisition of the German FRICOPAN GROUP. Both HIESTAND regions, Europe and Asia, contributed to the substantial organic sales growth of 9.4%. Adjusting for the operations in Singapore which were sold in June 2005, organic growth rose to 9.8%. EBIT increased by CHF 6.4 million or 14% to CHF 52.1 million, taking the EBIT margin to 10.1%. At the bottom line, the resulting profit for the year was CHF 36.7 million, which corresponds to an increase of 14.7% and a consolidated income margin of 7.1%. Earnings per share rose from CHF 59.39 to CHF 64.59, and the targets communicated for the year were clearly achieved.

Largest acquisition in the company's history

In November 2006, the HIESTAND GROUP was able to announce the largest acquisition in its history: it acquired 100% of the shares in the German FRICOPAN GROUP. This well-known family business comprises FRICOPAN BACK GMBH based in Berlin, FRICOPAN BACK GMBH IMMEKATH based in Immekath, FRICOPAN UK LTD based in Romsey, Hampshire and FRICOPAN MIDDLE EAST FZE based in Dubai. The Group generates yearly sales of approximately EUR 100 million, around 80% of which is produced by the main market, Germany, and the remaining 20% come from more than 40 countries including the Scandinavian countries, Italy, Spain, Austria, the UK and the US.

Ideal complement to the product range

With FRICOPAN, HIESTAND is opening up a new product range, new distribution channels and new customer groups. FRICOPAN is a cost leader in filled and plain baguettes, rolls and strudel. HIESTAND, on the other hand, focuses on filled and plain croissants and pastries – making FRICOPAN products an ideal complement to the range. The main products are baguettes filled with garlic butter and herb butter. FRICOPAN is the exclusive producer of these products for Molkerei MEGGLE Wasserburg GmbH & Co. KG, Europe's market leader. HIESTAND has signed a cooperation agreement with this company, which will run for several years and offers significant potential for further expanding the strategic partnership. Complementary product groups include baguettes, ciabatta, rolls, strudel and snacks.

New distribution channels and customer groups

The logistics and distribution network is also profiting from the merger of the two groups. FRICOPAN delivers to the central warehouses of its major customers such as Rewe and Nordsee as well as industrial customers like HIESTAND. This volume business is handled by a Key Account Management department. Sales teams are not needed with the FRICOPAN business model. HIESTAND, on the other hand, has its own logistics for delivering directly to its customers' individual sales points. What is more, customers are supported by the field sales force with additional services to promote sales. Besides key accounts like convenience stores or service station chains, HIESTAND also supplies numerous smaller, independent customers such as restaurants or hotels.

Grocery retail holds great potential

HIESTAND is an established B2B brand in the German market. The Group does not present itself to end-consumers as an independent brand. FRICOPAN, however, distributes over 50% of its products individually packaged under its own label or as private label. With the takeover of FRICOPAN, HIESTAND is opening up access to end-consumers via the promising grocery retail. To continue to exploit the strengths of both groups, they will function independently and present themselves to the market under their own names: FRICOPAN will remain FRICOPAN! Nevertheless, both companies will benefit from synergies such as the mutual opening of customer channels. As a result, HIESTAND will further enhance its already strong position in the German market.



Integration with 'SPEED'

The project 'SPEED' was initiated to ensure that the integration of FRICOPAN runs as quickly and smoothly as possible. Project groups will explore available potential and review existing processes and systems in terms of their efficiency and effectiveness. These project groups are made up of employees from both the HIESTAND GROUP and FRICOPAN. The resulting process optimisations will bring sustainable support to the operating activities of both groups. The project will include the conversion of FRICOPAN's financial reporting to IFRS. After this, the internal reporting systems will be brought in line with those of the HIESTAND GROUP.

TK-CENTER BIRRFELD AG acquired in its entirety

In May 2006, HIESTAND acquired 100% of the shares in TK-CENTER BIRRFELD AG (TKC). The Group's shareholding in TKC up until that point had stood at 36.5%. Following full acquisition, this warehousing company with its direct links to production in Lupfig was expanded into a warehousing and logistics company. Since then, HIESTAND SCHWEIZ AG has been distributing its products all over Switzerland using the logistics provided by TKC. This means that all HIESTAND subsidiaries, with the exception of Japan, now have their own logistics.

Substantial organic growth

The substantial organic growth achieved comes primarily from the Europe region. Sales generated by European subsidiaries were up 15.9%, while the EBIT margin widened from 13.5% to 13.6%. On a comparable basis (i.e. excluding FRICOPAN) growth amounted to 10.1%. On the other hand, the sale of operations in Singapore and the weaker value of the Japanese yen against the euro and the Swiss franc had a negative impact on performance in the Asia region. Without these influences, this region would have recorded growth of 13.7%. The organic growth in Asia therefore continues to be stronger than that of Europe. On account of the trend in the exchange rates (Japan, as a pure trading company, buys in euros, Swiss francs and US dollars) the operating margin declined from 10.2% to 4.6%. Adjusting for currency differences, the region Asia generated a margin of 7.5%.

Expansion of sales teams proves effective

The organic growth of over 10% is due to the expansion of the sales teams, particularly in Germany and Poland. This has enabled them not only to provide better care for existing customers and to prevent them from going elsewhere, but also to attract new customers. More than 40 employees were recruited as field and in-house sales force in HIESTAND's European countries. Further expansion of the sales teams is planned in 2007 so as to maintain the growth momentum seen in 2006. Because of this positive experience in Europe, the field sales force in Japan is also going to be strengthened significantly.

Export activities in Europe intensified

Besides the sales activities in the domestic markets, 2006 also saw the intensification of the export business. This was particularly successful in the Czech Republic. Set up by the Polish subsidiary and supported by a local sales team, these efforts have already acquired several major customers. There are now four employees handling the Czech market. Expectations are also high for the Slovak market, and it will be handled in the same way. Alongside Poland, the gateway to the Eastern European markets, export activities from Germany were also intensified. A large number of European customers are supplied from there – the most significant of these being the Irish company IAWS, the principal shareholder in HIESTAND.



Competence in frozen bakery


Bio
6 Roggenbrötchen
Bio
6 Bäcker-Brötchen
Bio
6 Mehrkornbrötchen

Eating organic products and having a healthy diet is very fashionable these days. In 2006, the Group produced three traditional bread rolls baked using organic ingredients and these have been available on the market since the start of this year: organic plain bread rolls, organic multi-grain rolls and organic rye bread rolls – pure like nature intended!

Fricopan

Strong growth in the three most important customer groups

In 2006 the internal information systems for customer groups were adjusted to suit changed requirements and the customer groups restructured. The figures for the previous year have been restated accordingly. The Gastronomy/Food Service customer group, which made a 14% contribution to total sales, recorded the strongest growth at 20.5%, not least because of FRICOPAN. The two customer groups Convenience Stores/Service Stations and Bakery Shops in Food Stores also recorded above-average growth at 11.8% (29% of total sales) and 10.8% (27% of total sales) respectively. This means that for the three most important customer groups the Group managed to achieve an increase in sales that exceeded overall market growth.

Sales by customer group 2006 (2005)


Convenience stores/Service stations 29% (29%)
Bakery shops in food stores 27% (28%)
Bakeries 16% (18%)
Gastronomy/ Food Service 14% (13%)
Catering 4% (5%)
Various 10% (7%)

Renewed growth in the main product groups

All three main product groups – Croissants, Bread/Rolls, and Sweet Pastry – recorded strong growth. The Croissants product group grew by 9.9% to CHF 79.6 million, which equates to 15% of total sales, thanks in no small measure to the high demand for the newly launched French Croissants. The strongest product group in sales terms, that of Bread/Rolls, posted a rise of 12.3%, contributing 44% to total sales. The takeover of FRICOPAN had a particularly positive impact here, as it did with Snacks. The Sweet Pastry product group grew by 12.8%, constituting 23% of total sales.

Sales by product group 2006 (2005)


Bread/Rolls 44% (43%)
Pastries 23% (23%)
Croissants 15% (16%)
Snacks 9% (9%)
Pretzels 5% (6%)
Various 4% (3%)

Innovations in all product groups

In the year under review, the HIESTAND GROUP generated 5% of sales with new products. The most successful product launches were the French Croissant and a milk chocolate dumpling filled with whole hazelnuts. Other successful bakery products in the pastries product group included the nut-and-nougat-filled butter croissant and the apricot croissant, as well as (in Asia) the Twist Lemon. In the Bread/Rolls range, two of the most successful innovations were the Vivafit rolls and the Vivaldi loaves (seasonal loaves with special ingredients such as olives or tomatoes).

Balance sheet structure in good shape

Following the acquisitions of FRICOPAN and TKC, total assets soared 73% to CHF 621.2 million. Given that the takeovers of FRICOPAN and TKC were financed by bank loans, HIESTAND's interest-bearing debt increased from CHF 49.4 million to CHF 215.5 million. The equity ratio remained solid at 43.5% even after the two acquisitions. Intangible assets increased because of the two transactions, from CHF 80.4 million to CHF 224.1 million. Consequently the balance sheet structure of the HIESTAND GROUP continues to be in extremely good shape. The number of employees rose in financial 2006 from 1 918 to 2 997. The main reason for this sharp increase is the acquisition of FRICOPAN. In FTE terms, this equates to 2 777 employees, 989 more than the previous year.

Through voluntary actions in the social and environmental spheres HIESTAND is contributing towards a better quality of life and, in the process, to the sustainable development of the company.

Prevention is better than cure

Statistics from insurance companies show that backache is the most common cause of lost work time and discomfort in the workplace. Therefore managers from the production in Schlieren were introduced to the principles of ergonomics at the workplace, under the professional guidance of a qualified physiotherapist and ergonomist. First those taking part were given detailed information about the relationship between work, movement and posture. They then had to put what they had learnt into practice by hoisting feeding belts above their heads or lifting 25kg flour sacks. The managers were asked to pass on the knowledge they had acquired here to employees in their teams in the form of quick training sessions. In 2007, the administrative staff will receive a training course. By the end of 2006 it was apparent that the illness and accident rate had fallen compared to the previous year. The current absenteeism rate is still slightly above the target value however, so further measures have been instigated. For the current year, 'case management' will be introduced in order to provide employees with more effective support than before in the event of illness or accident and to ensure the speediest possible recovery. From now on, employees who fall ill or have an accident will receive active care and support.

HIESTAND bakery products awarded Bio-Bud label

In 2006 Bio Suisse tested sausages and breads for the first time and awarded the Bio-Bud label of quality. The product testing was carried out according to the following criteria: appearance, smell, taste and overall impression. The nine-strong jury was made up of experts not involved in production. Four bakery products from HIESTAND SCHWEIZ AG were awarded the highest accolade: organic braided butter bread, organic twist bread (light and dark) and organic cone bread. These distinctions once again are proof that it pays to use only natural and unspoiled raw materials in the production process.

Subsidiary in Malaysia awarded two new certifications

In December 2006 the subsidiary in Malaysia was awarded two certifications. The ISO 14001:2004 standard indicates that an environmentally friendly approach is an integral part of the business processes. This is based on initiative and a self-imposed commitment. The objectives of the certified environmental management system include reducing risks and increasing competitiveness. By contrast, OHSAS 18001:1999 stands for certified processes covering all aspects of health and safety at work. Management of health and safety at work reduces losses to income and sales, lowers premium costs and cuts administration expenses. Certification is increasingly required by large accounts, which in turn enhances the status that HIESTAND enjoys among major customers in both the national and the international arena.

Germany: measures in emissions and immissions protection

In the German subsidiaries, the 2006 financial year saw the adoption of further measures to improve health and safety at work and to cut environmental pollution. An automatic fire alarm system was installed. In addition, employees were acquainted with the latest hygiene requirements and safety training sessions were conducted for handling production equipment, forklift trucks and hazardous materials such as cleaning agents. In the environmental sphere, emission and immission protection studies were carried out at HIESTAND DEUTSCHLAND. The first set of measures has already been implemented: constructive changes in packaging machinery have made it possible to cut noise pollution. For the air conditioning units in production, the maintenance schedule has been improved and the filter mats replaced at shorter intervals, improving both the ambient temperature and the power consumption of the units. In order to reduce energy consumption overall, an external adviser carried out an evaluation in 2006. Once the data has been processed, a decision will be made as to which alternative strategy is to be implemented in 2007. One option being discussed is a co-generation plant.

The HIESTAND brand stands for top quality products and a unique, natural gourmet taste. The fine art of baking, together with a strong tradition of craftsmanship and raw materials of exceptional quality are what delight HIESTAND customers every single day. Wherever possible we source our raw materials direct from the producers. All our suppliers guarantee strict adherence to, and compliance with, the jointly agreed quality requirements. Trained professionals conduct regular audits of our suppliers. These inspections represent an additional guarantee to ensure our high quality standards for the raw materials we use. Our modern and certified production methods help to protect and sustain resources. We set much store by being careful with what has been entrusted to us. Raw materials and packaging materials produced in a nature-friendly and animal-friendly way, motivated and skilled employees and the use of the very latest technologies all ensure we meet our own superior quality requirements.










Flour
The main ingredients in our baking products are a wide range of highest-quality, selected grains and flours produced in accordance with the latest ecological findings and state-of-the-art production techniques in an environmentally friendly way.

Water
Only pure drinking water – purified where necessary using the latest technological processes – is added to our products.

Butter, margarine and vegetable oil
For our products we use only pure butter, margarine and oils that satisfy the highest quality requirements. Mindful of the latest findings from nutritional science, we insist on exceptional, flavoursome and wholesome products. Other than butter, we use no animal fats.

Eggs
The eggs we use in our products come from animal-friendly production systems only and are free-range where possible.

Meat and poultry
Only meat and poultry from animals reared according to humane practices and which satisfies the highest local standards are used in our products.

Vegetables, fruit and berries
Only the finest sustainably and environmentally grown products of impeccable standards with local quality labels are considered.

Additives
Food additives are only used if no other alternatives are available and the naturalness and wholesomeness of the products are not affected.

Fillings
Our fillings are mostly produced in our own HIESTAND production facilities according to our own tried and tested recipes. This way we can guarantee the unique and unmistakeable HIESTAND gourmet taste.



Typical HIESTAND – New innovative roll creation

Schoggibrötli – the traditional Swiss Brötli (roll) reinvented!
Known throughout Switzerland and extremely popular –
as a snack at any time of the day or night.



CORPORATE GOVERNANCE

CORPORATE GOVERNANCE

1.1.1
Management Structure of the HIESTAND Group
As of December 31, 2006

BOARD OF DIRECTORS

- **Albert Abderhalden** – Chairman
- **Wolfgang Werlé** – Vice-Chairman
- **Hans Sigrist** – Member
- **Dr. J. Maurice Zufferey** – Member
- **Owen Killian** – Member

GROUP EXECUTIVE COMMITTEE

- **Wolfgang Werlé** – CEO & Delegate of the Board of Directors
- **Urs Jordi** – COO, Production & Logistics
- **Roland Straub** – CFO, Finance & Controlling
- **Andrea Stegen** – Managing Director Germany/ Key Account International

GROUP EXECUTIVE MANAGEMENT

Market Europe

- **Armin Bieri** – Switzerland
- **Andrea Stegen** – Germany
- **Werner Herterich** – Fricopan Germany
- **Gerd Dankert** – Austria
- **Ela Siatkowska** – Poland

Market Asia

- **James Bryan** – Japan
- **Franz Nickl** – Malaysia

Group Controlling

- Marcel Brauchli

Supply Chain Management

- Roger Bless

1.1.2
Listed company

Name and domicile: HIESTAND HOLDING AG, 5242 Lupfig, Switzerland
Listed at: SWX Swiss Exchange, Zurich
Swiss security no.: 718 698
ISIN: CH0007186981
Reuters: HIEN.S
Telekurs: HIEN
Stock market capitalization: As of December 31, 2006, 531 930 registered shares at a closing price of CHF 1 400, totaling CHF 744 702 000

1.1.3
Scope of consolidation of non-listed companies

As of December 31, 2006

HIESTAND HOLDING AG
Lupfig, Switzerland: CHF 0.532m

Production and sales companies

- 100% HIESTAND SCHWEIZ AG, Schlieren, Switzerland, CHF 3.500m
- 100% HIESTAND DEUTSCHLAND GMBH, Gerolzhofen, Germany, EUR 0.512m
- 100% FRICOPAN BACK GMBH, Berlin, Germany, EUR 1.500m
- 100% FRICOPAN BACK GMBH IMMEKATH, Immekath, Germany, EUR 4.000m
- 100% HIESTAND POLSKA SP. Z.O.O., Grodzisk Mazowiecki, Poland, PLN 60.637m
- 100% HIESTAND AUSTRIA GMBH, Wiener Neudorf, Austria, EUR 0.036m
- 100% HIESTAND MALAYSIA SDN BHD, Bandar Baru Bangi, Malaysia, MYR 2.400m

Sales companies

- 100% HIESTAND & SUHR HANDELS- UND LOGISTIK GMBH, Vogtsburg-Achkarren, Germany, EUR 0.025m
- 100% HIESTAND JAPAN CO., LTD, Tokyo, Japan, JPY 185.000m
- 100% FRICOPAN UK LTD, Romsey, Hampshire, England, GBP 0.004m
- 100% FRICOPAN MIDDLE EAST FZE, Ras Al Khaimah, Dubai, UAE, AED 0.100m
- 100% TK-CENTER BIRRFELD AG, Lupfig, Switzerland, CHF 1.500m

Other subsidiaries

- 100% HIESTAND INTERNATIONAL AG, Schlieren, Switzerland, CHF 0.200m
- 100% HIESTAND BETEILIGUNGS-HOLDING GMBH & CO. KG, Gerolzhofen, Germany, EUR 0.026m
- 60% JOINT VENTURE HiCoPain AG, Dagmersellen, Switzerland, CHF 20.000m

1.2
Significant shareholders

Blixen Ltd. (wholly owned subsidiary of IAWS GROUP plc.), Ireland	32.0%
Focus Capital Investors Master Fund Ltd, New York, USA*	12.2%
Sarasin Investment Funds, Basel, Switzerland	5.7%

* The participation was increased to 20.37% according to the disclosure notification of February 15, 2007.

1.3
Cross-shareholdings

No cross-shareholdings exist between HIESTAND HOLDING AG and any other companies.

2.1
Capital
As of December 31, 2006, the company's share capital amounted to CHF 531 930, divided into 531 930 fully paid-up registered shares with a par value of CHF 1 each.

2.2
Authorized and conditional capital
As of December 31, 2006, HIESTAND HOLDING AG had no authorized and no conditional capital.

2.3
Changes in capital
Changes in capital in recent financial years are disclosed in the table on the following page.

2.4
Shares and participation certificates
All 531 930 registered shares with a par value of CHF 1 are fully paid up. Each share entitles the holder to one vote at the Annual General Meeting of Shareholders and all shares have equal dividend rights (standard shares). HIESTAND HOLDING AG has no participation capital.

2.5
Participation certificates
HIESTAND HOLDING AG does not own any participation certificates.

2.6
Restrictions on transferability and nominee registrations
Pursuant to Article 5 of the Articles of Incorporation and upon request, buyers of registered shares are entered in the register of shareholders as shareholders with voting rights, provided they expressly declare that they acquired such registered shares in their own name and for their own account.

Pursuant to Article 5 of the Articles of Incorporation, the Board of Directors may enter nominees in the share register as shareholders with voting rights up to a maximum of 3 % of the share capital entered in the Commercial Register. The Board may also enter registered shares held by nominees in the register as voting shares in excess of these limits, provided the nominee in question discloses the names, addresses and number of shares of those persons on whose account the nominee holds 0.5 % or more of the registered share capital entered in the Commercial Register. Nominees within the meaning of this provision are persons who fail to expressly declare in their registration application that they hold the registered shares on their own account and with whom the Board of Directors has concluded an agreement to that effect.

The Board of Directors finalizes the details and enacts the measures necessary to comply with the present provisions. In special cases, it may approve exceptions to the nominee rule.

The Articles of Incorporation do not provide for any privileges.

2.7
Convertible bonds and options
As of December 31, 2006, HIESTAND HOLDING AG had not issued any convertible bonds or warrants.

Changes in capital

Date	Description	Type of capital	No. of shares	Par value	Change in par value	Increase/ decrease	Capital	Total no. of shares
18.10.94	Initial position		45 000	100	0	4 500 000	4 500 000	45 000
15.09.97	Split 1:5		225 000	20	0	0	4 500 000	225 000
15.09.97	Placement IPO		45 000	20	0	900 000	5 400 000	270 000
15.09.97	Minority co.s		6 084	20	0	121 680	5 521 680	276 084
18.10.97	Placement IPO/Green-Shoe		66 216	20	0	1 324 320	6 846 000	342 300
18.10.97	Germany		5 700	20	0	114 000	6 960 000	348 000
06.04.99	Employee share bonus	Conditional capital	4 620	20	0	92 400	7 052 400	352 620
07.04.00	Employee share bonus	Conditional capital	8 580	20	0	171 600	7 224 000	361 200
22.06.01	Placement Public	Authorized capital	120 400	20	0	2 408 000	9 632 000	481 600
22.06.01	Part acquisition Suhr	Authorized capital	6 060	20	0	121 200	9 753 200	487 660
22.06.01	Employee share bonus	Authorized capital	9 255	20	0	185 100	9 938 300	496 915
07.05.02	Part acquisition Suhr	Authorized capital	3 940	20	0	78 800	10 017 100	500 855
07.05.02	Employee share bonus	Authorized capital	5 745	20	0	114 900	10 132 000	506 600
07.05.02	Employee share bonus	Conditional capital	1 800	20	0	36 000	10 168 000	508 400
06.08.02	Par-value repayment		508 400	14	–6	–3 050 400	7 117 600	508 400
24.04.03	Employee share bonus	Authorized capital	8 086	14	0	113 204	7 230 804	516 486
11.08.03	Par-value repayment		516 486	8	–6	–3 098 916	4 131 888	516 486
22.04.04	Employee share bonus	Authorized capital	9 669	8	0	77 352	4 209 240	526 155
28.07.04	Par-value repayment		526 155	1	–7	–3 683 085	526 155	526 155
19.04.05	Employee share bonus	Authorized capital	5 775	1	0	5 775	531 930	531 930

Statement of changes in equity for HIESTAND HOLDING AG

in CHF	2006	2005	2004
Share capital	531 930	531 930	526 155
Paid-in legal reserves (share premium)	117 482 306	117 482 306	112 446 506
Retained legal reserves	322 000	322 000	322 000
Reserves for own shares	913 751	1 030 617	1 495 486
Profit brought forward	48 465 278	32 710 256	15 560 646
Profit for the year	23 080 109	23 617 105	21 946 291
Equity capital as of December 31	**190 795 374**	**175 694 214**	**152 297 084**

3.1
Board of Directors



ALBERT ABDERHALDEN
(1943, SWITZERLAND)

Function: Chairman/Non-executive member
Education: Commercial diploma

Professional background

- 1972 Joined Alfred Hiestand, sole proprietorship
- 1984–1999 Managing Director of HIESTAND SCHWEIZ AG
- 1994–1998 CFO of HIESTAND GROUP
- 1997–2003 Vice-Chairman of the Board of Directors of HIESTAND HOLDING AG
- February 2003–date Chairman of the Board of Directors



WOLFGANG WERLÉ
(1948, GERMANY)

Function: Vice-President, Delegate/Executive member
Education: Degree in Business Management

Professional background

- Until 1996 Chairman & CEO, Gate Gourmet
- Member of the SAirGroup Group Executive Committee
- 1997–September 2001 Chairman & CEO, SAirRelations
- 2001–date CEO HIESTAND GROUP

Previous positions at HIESTAND HOLDING AG

- 1997–date Member of Board of Directors of HIESTAND HOLDING AG



HANS SIGRIST
(1940, SWITZERLAND)

Function: Member/Non-executive member
Education: Commercial diploma

Professional background

- 1974–2004 Managing Director Würth Schweiz AG
- 1981–date Member of the Board of Management of Würth Group International
- 1983–date Chairman of the Board of Directors of Würth Schweiz AG



DR. J. MAURICE ZUFFEREY
(1958, SWITZERLAND)

Function: Member/Non-executive member
Education: Dr. Phil.; lic. iur.; Wharton AMP

Professional background

- 1987–1998 Banker at UBS
- 1998–2001 CEO Ecole Hôtelière de Lausanne
- 2001–date Executive Search Consultant at Spencer Stuart



OWEN KILLIAN
(1953, IRLAND)

Function: Member/Non-executive member
Education: Bachelor of Agricultural Science from the University College Dublin

Professional background

- 1977–1988 Various management functions at IAWS Ltd
- 1988–1997 Various senior management functions at IAWS GROUP plc
- 1997–2001 COO IAWS GROUP plc
- 2001–2003 Head of Food IAWS GROUP plc
- 2003–date CEO and Member of the Board of Directors of IAWS GROUP plc

Operational activities of the non-executive members of the Board of Directors

With the exception of Albert Abderhalden, none of the non-executive members of the Board of Directors has executed any operational group management functions for companies of the HIESTAND GROUP in the three years immediately preceding the period under review.

3.2
Other activities and business interests as of December 31, 2006

Albert Abderhalden

No further activities for HIESTAND GROUP companies

Wolfgang Werlé

Member of the Swiss Post Board of Directors, Member of the Board of Directors of First Catering Productions AG/ Prohotel Wäscherei AG, Member of the Board of Directors Grand Hotels Bad Ragaz

Hans Sigrist

Chairman of the Board of Directors of Würth Schweiz AG, member of the Board of Directors and of the Supervisory Boards of various Würth Group companies. Executive Vice President of the Würth Executive Board, responsible for South-East Asia, Australia and New Zealand. Chairman of the Board of Directors of Kisling AG

Dr. J. Maurice Zufferey

Practice Leader, Financial Services Switzerland, Spencer Stuart Management Consultants, Member of the Board of Directors of Mövenpick Hotels & Resorts

Owen Killian

CEO and Member of the Board of Directors of IAWS GROUP plc, Ireland

None of the members of the Board of Directors holds any official functions or political posts.

3.3
Cross-involvements

None of the members of the Board of Directors holds a seat on the board of a listed company whose officers are in turn members of the HIESTAND Board of Directors.

3.4
Elections and terms of office

The term of office of the Board members is one year. One year denotes the period between two annual general meetings of shareholders. Members of the Board of Directors may be re-elected and are elected individually.

Name	Year elected	Term expires at AGM
Albert Abderhalden	1994	2007
Wolfgang Werlé	1997	2007
Hans Sigrist	1997	2007
Dr. J. Maurice Zufferey	2001	2007
Owen Killian	2006	2007

3.5
Internal organizational structure

3.5.1
Allocation of tasks within the Board of Directors

The Board of Directors elects from its ranks a Chairman and Vice-Chairman. The Chairman presides over the General Meeting of Shareholders, represents the company externally and, in mutual cooperation with the Group Executive Committee, ensures the timely provision of information on all aspects of the company relevant for decision-making and supervision. The Board of Directors appoints a Secretary, who need not necessarily be a member of the Board.

In addition to the non-transferable tasks as prescribed by law, the Board of Directors of HIESTAND HOLDING AG has the following competencies:

- to render decisions on all matters which, according to the law, the Articles of Incorporation, or the organizational regulations, are not in the competence of the General Meeting or other bodies of the company
- to determine the strategic objectives and the means to attain them, and to appoint the persons entrusted with the management of operations
- to ensure the general compatibility of strategy and finances
- to act as the ultimate management authority and to super vise and monitor the management
- to issue guidelines on corporate policy

3.5.2
Committees of the Board of Directors

The Board of Directors appoints committees, which independently supervise and advise the Group Executive Committee and responsible members in the areas outlined below.

HIESTAND HOLDING AG has appointed the following committees:

- Audit Committee
- Nomination and Remuneration Committee
- Investment Committee

The Board of Directors may appoint additional committees which have information and supervisory duties, but no direct authority to intervene. The Board of Directors appoints the members as well as the Chairman of each committee and determines its competencies. The rules applying to the Board of Directors likewise apply to its committees. The committees report to the Board of Directors on their activities. The overall responsibility for the duties delegated to the committees remains with the Board of Directors.

Audit Committee

The Audit Committee consists of directors Dr. J. Maurice Zufferey (Chairman) and Hans Sigrist.

The Audit Committee forms an impression of the effectiveness of the external audit, internal audit and accounting and controlling activities, as well as of the cooperation between them. It is composed of one or more non-executive members of the Board of Directors who have experience in finance and accounting. The Audit Committee discusses the consolidated financial statements as well as the year-end and interim statements for publication with the company's CFO and with those persons responsible for the external audit.

The Audit Committee assesses the effectiveness of the internal control system, including risk management, and forms an impression of the state of compliance with norms within the company. The Audit Committee holds a meeting with the auditors-in-charge following the completion of the audit and subsequently submits its own recommendation to the Board of Directors as to whether the consolidated financial statements can be submitted to the Annual General Meeting. The Audit Committee assesses the performance and remuneration of the external auditors and ascertains their independence. It examines the compatibility of audit activities with any consultancy mandates.

Nomination and Remuneration Committee
The committee in charge of the nomination and remuneration of company officers consists of directors Albert Abderhalden (Chairman), Dr. J. Maurice Zufferey, Hans Sigrist and Owen Killian.

The Nomination and Remuneration Committee ascertains that the total compensation offered by the company corresponds with market and performance criteria in order to win persons of appropriate ability and background for long-term engagements with the company and its group companies. The Nomination and Remuneration Committee draws up the principles for the compensation of members of the Board of Directors and of the Group Executive Committee and submits these to the Board of Directors for approval. Compensation should be demonstrably contingent upon the long-term success of the company and the individual contribution by the person in question.

The Nomination and Remuneration Committee also determines the principles for the selection of candidates to be elected or re-elected to the Board of Directors and prepares elections and re-elections on the basis of these principles. In addition, the Board of Directors entrusts the Nomination and Remuneration Committee with all Board tasks with regard to the selection and assessment of candidates for the company's top management.

Investment Committee
The Investment Committee consists of directors Wolfgang Werlé (Chairman) and Dr. J. Maurice Zufferey plus the CFO of the HIESTAND GROUP.

The Investment Committee receives periodic information on the appropriate selection, organization, and supervision of the company's financial investments, and whether the management and investment of assets are based on an adequate risk analysis and seem appropriate. In addition, the Investment Committee prepares decisions to be made by the Board of Directors in respect of the following:

- commercial banks with whom the company cooperates
- refinancing of the company with regard to equity capital and debt capital
- structure of debt capital financing
- hedging transactions and currency management

3.5.3
Working methods of the Board of Directors and its committees

Board of Directors

- The chairmanship of the Board of Directors is a full-time position. The Board of Directors meets regularly and as often as business requires. However it holds at least six regular meetings per year. At each meeting, the Group Executive Committee informs the Board of Directors on the status of current business operations as well as the more important business transactions in the parent and subsidiary companies. The Board of Directors is to be informed of extraordinary events or transactions without delay, by circular letter.
- Number of regular meetings 2006: 7
- Average duration of meetings: 6 hrs.
- Number of phone conferences 2006: 6

Audit Committee

- The Audit Committee meets at least three times per year to discuss the annual financial statements, the half-year financial statements and to define the audit assignment.
- Number of meetings 2006: 3
- Average duration of meetings: 4 hrs.

Investment Committee
The Investment Committee meets as often as business requires.

- Number of meetings 2006: 1
- Average duration of meetings: 4 hrs.

Nomination and Remuneration Committee

- Number of meetings 2006: 3
- Average duration of meetings: 2 hrs.

3.6
Definition of areas of responsibility
In accordance with Article 25 of the Articles of Incorporation and pursuant to the organizational regulations, the Board of Directors has delegated the management of operations entirely to the Group Executive Committee. The organizational regulations in force were approved by the Board of Directors at its meeting of 18 February 2003. The following decisions fall within the exclusive competency of the Board of Directors:

- ultimate management of the company and the issuing of the necessary instructions to the Group Executive Committee
- determination of the organizational structure
- determination of the structures for accounting, financial controlling and financial planning
- the election and dismissal of officers entrusted with the overall management and the representation of the company and the granting of signing authority upon recommendation by the CEO
- ultimate supervision of the persons entrusted with the management of the company to ensure they comply with legislation, the Articles of Incorporation, other regulations and directives
- preparation of the annual report, direction and supervision of all communication related to it, as well as preparation of the General Meeting and implementation of the resolutions passed
- enactment of all measures required in conjunction with an impending loss of capital or over-indebtedness within the meaning of Article 725 of the Swiss Code of Obligations.

The Board of Directors ensures that the Board members or the supervisory bodies of the subsidiaries fulfil their tasks according to its directives, and in accordance with the law, the Articles of Incorporation, and the organizational regulations.

The Group Executive Committee is entrusted with the following tasks:

- preparing and executing the decisions of the Board of Directors and ensuring their group-wide implementation
- implementing the principles of corporate policy and planning, organizing, implementing and monitoring the corporate strategy
- preparing all business and reporting to the Board of Directors
- conducting accounting, including analysis of the annual financial statements and the necessary control measures
- building up and expanding the business within the scope of budget targets
- managing human resources

3.7
Information and control instruments vis-à-vis the Group Executive Committee

Each member of the Board of Directors may request information about any aspect of the company's affairs. At each meeting, the Group Executive Committee or the CEO informs the Board of Directors on the status of current business operations as well as the more important business transactions in the parent and subsidiary companies. The Board of Directors is to be informed of extraordinary events or transactions without delay, by circular letter. Each member of the Board may apply to the Chairman to be given access to company accounts or files, if the fulfilment of his or her duty so requires. If the Chairman rejects a request for information, for a hearing or for the right of inspection, the decision shall pass to the Board.

In addition to the detailed annual financial statements and the budgets, the HIESTAND GROUP's Management Information System (MIS) contains individual monthly statements (balance sheet, statements of income and cash flow) for the individual subsidiaries. The income statement, balance sheet and cash flow statement are consolidated on a monthly basis. This involves comparing the figures with both those of the prior-year period and the budgeted figures. The budget, which comprises the first year of a three-year medium-term plan for each subsidiary, is checked for feasibility by means of a monthly rolling forecast. The Managing Directors of the subsidiaries report to the Group Executive Committee and the Board of Directors monthly, in writing, on performance in relation to the budgeted figures. At the meetings of the Board of Directors, the members of the Group Executive Committee report on the work and projects in their areas of responsibility. Board members are also involved in larger projects from the beginning.

The Board of Directors determines the members of the Group Executive Committee that are granted signing authority, procuration or commercial mandates on behalf of the company. As a general rule, any two Board members or members of the Group Executive Committee together have signatory rights.

There is an independant Internal Audit that reports directly to the Board of Directors. The Internal Audit may audit all Group activities and regularly meets with the Group Executive Committee. Four reportings to the Board of Directors took place in 2006.

4.1
Group Executive Committee of the HIESTAND GROUP



WOLFGANG WERLÉ
(1948, GERMANY)

Function: CEO, Delegate of the Board of Directors
Education: Degree in Business Management

Professional background

Until 1996 Chairman & CEO, Gate Gourmet
Member of the SAirGroup Group Executive Committee
1997–September 2001 Chairman & CEO, SAirRelations
2001–date CEO HIESTAND GROUP

Previous positions at HIESTAND HOLDING AG

1997–date Member of Board of Directors of HIESTAND HOLDING AG



URS JORDI
(1965, SWITZERLAND)

Function: COO, Production & Logistics
Education: Baker/pastry chef, commercial diploma, business administrator NKS

Professional background

1989–1995 Migros-Industrie/JOWA
1996–date HIESTAND GROUP
As of 2002 Chairman of the Board of Directors of HiCoPain AG

Previous positions at HIESTAND HOLDING AG

Manager HIESTAND POLSKA SP. Z.O.O. (1996–2002)
Manager FLEURY MICHON POLOGNE (2001–2002)



ROLAND STRAUB
(1961, SWITZERLAND)

Function: CFO, Finance & Controlling
Education: lic.oec. HSG

Professional background

1989–1992 Oerlikon-Bührle Holding AG: Group development
1992–1998 Lindt & Sprüngli (International) AG: Head of Corporate Controlling Lindt & Sprüngli Group
1998–date CFO HIESTAND GROUP

Previous positions at HIESTAND HOLDING AG

none



ANDREA STEGEN
(1957, SWITZERLAND)

Function: Managing Director Germany/Key Account Int.
Education: lic.oec. HSG

Professional background

1984/85–1987 Frito-Lay; USA, Asia
Product Manager/Marketing-Manager
1987–1988 UTC-Jelmoli
Assistant of the Management
1988–1994 Rapelli SA, Stabio (TI)
Head of Marketing, Head of Marketing and Sales
1994–1998 Hilcona AG, Schaan
Manager Division TK Europa
2001–date Manager HIESTAND DEUTSCHLAND GMBH

Previous positions at HIESTAND HOLDING AG

Manager HIESTAND SCHWEIZ AG (1998–2001)

4.2
Other activities and functions
Outside of the HIESTAND GROUP, none of the individual members of the Group Executive Committee holds a seat on management and supervisory bodies of major Swiss or foreign organizations, institutions or foundations under public or private law (also see 3.2).

4.3
Management contracts
There are no management contracts.

5.1
Content of and method of determining the compensation and shareholding programs
Compensation (salary and bonuses) for all employees, the Group Executive Committee and the Board of Directors is determined by the Nomination and Remuneration Committee. Details on the organization and competencies of this committee are described in section 3.5.

The members of the Board of Directors, the Group Executive Committee and the management as well as the employees of the 100% group companies participate in the Staff-Cash-Bonus-Plan (SCBP) issued by the Board of Directors. The Nomination and Remuneration Committee sets the performance conditions governing the annual targets and supervises the compliance with the regulation. The factors for the performance conditions are the net sales, EBIT and net profit of the group and/or the respective Group companies. For the superior management, the bonus may further be calculated according to individual performance goals.

The Board of Directors may conclude individual bonus agreements with members of the superior management.

5.2
Compensation for acting members of governing bodies
The total amount of all compensation, specifically fees, salaries, credits, bonuses and benefits in kind, which was conferred during the reporting year and directly or indirectly benefited the executive members of the Board of Directors and/or the Group Executive Committee, totaled CHF 3.348 million (2005 CHF 3.150 million, incl. shares); no further share compensation in 2006.

The total compensation paid to all the non-executive members of the Board of Directors in the year under review amounted to CHF 1.598 million (2005 CHF 1.554 million, incl. shares); no further share compensation in 2006.

No additional severance payments were made to the above individuals who stood down from the governing bodies in the year under review.

5.3
Compensation for former members of governing bodies
No compensation was paid to former members of governing bodies.

5.4
Share allotment in the year under review
In 2006 no share allotment took place.

5.5
Share ownership
As of December 31, 2006, executive members of the Board of Directors and members of the Group Executive Committee held 2 026 shares, and non-executive members of the Board of Directors held 21 671 shares.

5.6
Options
As of December 31, 2006, HIESTAND HOLDING AG held neither options allotted to participation rights nor options stemming from synthetic shareholding programs.

5.7
Additional fees and remuneration
In 2006, no members of the Board of Directors or of the Group Executive Committee received additional personal fees or compensation for additional services performed on behalf of HIESTAND HOLDING AG in excess of the amounts disclosed.

5.8
Loans granted to governing bodies
No loans, securities, advances or credits have been granted to members of the Board of Directors or the Group Executive Committee.

5.9

Highest total compensation

The highest total compensation for a member of the Board of Directors was paid to the Chairman and amounted to CHF 1.289 million, of which CHF 0.957 million as compensation and CHF 0.332 million as an annual bonus (see 5.1 Content of and method of determining the compensation and shareholding programs).

6.1

Voting rights

Section 2.6 contains details on the exercise of voting rights. According to Article 14 of the Articles of Incorporation, the Board of Directors issues procedural regulations regarding participation and representation at the General Meeting. Shareholders may be represented only by a legal representative or, with written authorization, by another shareholder with voting rights, by governing bodies, by the independent voting proxy, or by a proxy holder of deposited shares. The Chairman of the General Meeting decides whether to recognize the proxy.

6.2

Statutory quorums

In accordance with Article 18 of the Articles of Incorporation, resolutions at the General Meeting calling for a quorum of at least two-thirds of the votes represented are required in respect of:

- changes to the object of the company
- the introduction of shares with privileged voting rights
- restrictions on the transferability of registered shares and the abolition of such a restriction
- an authorized or conditional capital increase
- a capital increase out of own resources, in return for contribution in kind, or for the purpose of acquiring assets and the granting of special benefits
- restrictions or abolition of subscription rights
- the relocation of the company domicile
- the dissolution of the company without liquidation procedures

6.3

Convocation of the General Meeting of Shareholders

The General Meeting is convened by the Board of Directors or, if necessary, by the auditors no less than 20 days prior to the scheduled date of the meeting. Convocation is effected by a single announcement in the company's publication of record. In addition, registered shareholders may be informed in writing. The invitation to the General Meeting must include the agenda of items to be discussed and the resolutions proposed by the Board of Directors and, if applicable, by those shareholders who demanded that such a meeting be convened. If elections are scheduled, the invitation shall include the names of nominated candidates.

6.4

Agenda

Shareholders who together represent at least one-tenth of the share capital may request that items be placed on the agenda for discussion. A request to add an item to the agenda must be submitted in writing at least 60 days prior to the General Meeting, specifying the subject to be discussed and the shareholder's proposal. No resolutions may be passed on agenda items which have not been announced in this way, except for those passed at a General Meeting to convene an extraordinary General Meeting and on commissioning a special audit.

6.5

Entry in the share register

In accordance with Article 5 of the Articles of Incorporation, all shareholders entered in the share register with voting rights are entitled to attend the General Meeting and exercise their voting rights. For administrative reasons, no entries are made in the share register during the 10 days before the General Meeting. Shareholders who dispose of their shares before the General Meeting are no longer entitled to vote.

7.1

Duty to make an offer

There are no statutory/Group auditors "opting-out" or "opting-up" clauses.

7.2

Clauses on change of control

There are no change of control clauses. The employment agreements with the members of the Group Executive Committee and with certain heads of the international subsidiaries contain notice periods of 24 months.

8.1

Duration of the mandate and term of office of the lead auditor

KPMG AG, Zurich, has been the elected statutory auditor and group auditor since the company went public in 1997. The term of office comprises one year. Renewal of the KPMG AG mandate will be proposed to the 2007 Annual General Meeting. Christoph Schwarz, who has been lead auditor since 2001, already co-signed the 2000 financial statements as auditor-in-charge.

8.2

Auditors' fees

The total auditing fees charged by the auditors in 2006 came to CHF 0.467 million.

8.3

Additional fees

The fees for additional services rendered to HIESTAND HOLDING AG, invoiced in 2006 by the auditors, totaled CHF 1.072 million.

8.4

Supervisory and control instruments in relation to auditing

The Audit Committee regularly discusses with the representatives of the statutory/Group auditors the results of their audit activities in the area of accounting and in supervisory matters as well as the effectiveness of the internal control systems taking into account the risk profile of the group.

The following reports wer handed over by the statutory/Group auditors to the Board of Directors:

- Report of the statutory auditors with annual accounts as per December 31, 2006
- Report of the Group auditors with consolidated annual group accounts as per December 31, 2006
- Report regarding the audit of the accounts for the business year 2006
- Report regarding specific areas of audits in the business year 2006.

In 2006 the statutory auditors participated in three meetings of the Audit Committee.

Further, the Audit Committee verifies the extent and organization of the audit activities, the quality of the work as well as the independence of the statutory/Group auditors. Direct communication with the Audit Committee is guaranteed at all times.

The Audit Committee, finally, makes recommendations to the Board of Directors regarding the nomination and replacement of the statutory/Group auditors, subject to approval by the general General Meeting of shareholders. It is important that the statutory/Group auditor be internationally active ensuring group wide audit activities by the same company. The rotation of the head of the audit team takes place according to the regulations set by the Swiss Chamber of Fiduciaries *(Schweizerische Treuhandkammer).*

Each year, HIESTAND HOLDING AG briefs its shareholders on the topics below at the following intervals:

Subject	Medium	Publication interval
Quarterly sales figures	Letter to Shareholders/Media release	4x annually
Half-year report	Letter to Shareholders/Media release	August
Annual report	Report and financial report	March
Corporate Governance	Part of the annual report	March
Media and analysts' conference	Conference/Media release	March
Annual General Meeting	Meeting/Media release	May
Internet: www.hiestand.ch	Investor Relations homepage	ongoing

Key dates for financial 2007

Announcement of the 2006 annual results	April 11, 2007
Publication of the 2006 annual report	April 11, 2007
Media and analysts' conference	April 11, 2007
Annual General Meeting	May 9, 2007
Payment of dividend	May 16, 2007
Half-year results 2007	June 30, 2007
Announcement of half-year results 2007	August 2007
Financial year-end 2007 as of	December 31, 2007

Annual reports, media releases, letters to shareholders, presentations, and current stock prices are available at **www.hiestand.ch/Investor Relations**. The Annual Report, including the financial statements covering the year to December 31, is sent to shareholders together with their invitation to attend the Annual General Meeting.

Mailing address:
HIESTAND HOLDING AG
Investor Relations
Ifangstrasse 11
CH-8952 Schlieren-Zürich
Phone: +41 44 755 25 25
Fax: +41 44 755 20 01
E-mail: ir@hiestand.ch
www.hiestand.ch

"I am actively backing the campaign to close the folic acid gap; that is why I recommend products containing folic acid."
Maria Walliser,
Skiing World Champion

HIESTAND supports the Swiss folic acid offensive:
www.folsaeure.ch


Vivafit
mit Folsäure

Typical HIESTAND – New innovative bread creation

Vivafit bread with folic acid – a contribution to a healthier life!
Satisfying consumer demand for a more health-conscious diet.


Calgary '88

FINANCIAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS OF THE HIESTAND GROUP

FINANCIAL STATEMENTS OF HIESTAND HOLDING AG

CONSOLIDATED FINANCIAL STATEMENTS OF THE HIESTAND GROUP

1.1 CONSOLIDATED BALANCE SHEET

ASSETS
as of 31 December
in CHF thousand

CURRENT ASSETS	Notes	**2006**	**2005**
Cash and cash equivalents	2.6	26 744	11 767
Other current financial assets	2.14	2 736	2 632
Trade accounts receivable	2.7	71 704	49 998
Current tax assets	2.4	4 340	93
Other receivables	2.7	10 027	6 184
Inventories	2.8	33 472	23 094
Assets classified as held for sale	2.9	221	14
Prepaid expenses and accrued income		5 136	7 007
Total current assets		**154 380**	**100 789**
NON-CURRENT ASSETS			
Property, plant and equipment	2.11	236 237	172 202
Investment property	2.11	2 054	–
Intangible assets	2.12	224 061	80 370
Investments in associated companies	2.13	–	836
Loans due from related parties	2.30	–	2 303
Loans due from third parties		234	150
Other non-current financial assets	2.14	2 650	865
Employee benefit assets	2.17	680	718
Deferred tax assets	2.5	917	561
Total non-current assets		**466 833**	**258 005**
Total assets		**621 213**	**358 794**

LIABILITIES AND EQUITY
as of 31 December
in CHF thousand

CURRENT LIABILITIES	Notes	2006	2005
Interest-bearing loans and borrowings	2.16	44 089	20 597
Trade accounts payable	2.15	49 162	24 138
Current tax liabilities	2.4	12 128	10 391
Other payables	2.15	5 006	9 138
Accrued expenses and deferred income		21 271	13 401
Total current liabilities		**131 656**	**77 665**
NON-CURRENT LIABILITIES			
Interest-bearing loans and borrowings	2.16	171 413	28 833
Provisions	2.18	1 757	1 862
Employee benefit obligations	2.17	1 240	1 082
Deferred tax liabilities	2.5	44 756	14 564
Total non-current liabilities		**219 166**	**46 341**
Total liabilities		**350 822**	**124 006**
EQUITY			
Share capital	2.20	532	532
Additional paid-in capital		99 839	99 561
Treasury shares		(913)	(1 030)
Retained earnings		160 194	127 357
Total shareholders' equity		**259 652**	**226 420**
Minority interest		10 739	8 368
Total equity		**270 391**	**234 788**
Total liabilities & equity		**621 213**	**358 794**

1.2 CONSOLIDATED INCOME STATEMENT

for the year ended 31 December

in CHF thousand	Notes	2006	2005
Net sales		516 099	449 592
Services provided		1 595	1 073
Total revenue	2.1	**517 694**	**450 665**
Other operating income	2.23	4 214	2 932
Changes in inventories of finished goods and work in progress		(50)	1 659
Total income		**521 858**	**455 256**
Raw material and consumables used		(208 585)	(179 844)
Personnel expenses	2.22	(128 811)	(106 786)
Depreciation of property, plant and equipment	2.11	(26 876)	(24 856)
Amortization of intangible assets	2.12	(2 602)	(1 739)
Other operating expenses	2.24	(102 887)	(96 320)
Earnings before interest and taxes (EBIT)		**52 097**	**45 711**
Share of results of associates	2.13	–	237
Financial expenses	2.25	(12 407)	(10 897)
Financial income	2.25	9 401	7 410
Profit before tax		**49 091**	**42 461**
Income tax expense	2.4	(12 433)	(10 505)
Profit for the year		**36 658**	**31 956**
Attributable to:			
Equity holders of the parent company		34 287	31 373
Minority interest		2 371	583
Earnings per share, basic (in CHF)	2.21	64.59	59.39
Earnings per share, diluted (in CHF)	2.21	64.59	59.39

1.3 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

in CHF thousand	Notes	Share capital	Additional paid-in capital	Treasury shares	Translation reserve	Other retained earnings	Total retained earnings	Total shareholders' equity	Minority interest	Total equity
Balance at 1 January 2005		**526**	**96 059**	**(1 495)**	**3 267**	**98 011**	**101 278**	**196 368**	**7 785**	**204 153**
Foreign exchange translation differences		–	–	–	3 586	–	3 586	3 586	–	3 586
Net income recognised directly in equity		**–**	**–**	**–**	**3 586**	**–**	**3 586**	**3 586**	**–**	**3 586**
Profit for the year		–	–	–	–	31 373	31 373	31 373	583	31 956
Total recognised income and expense		**–**	**–**	**–**	**3 586**	**31 373**	**34 959**	**34 959**	**583**	**35 542**
Employee share bonus program 2004: capital increase and repurchase of shares (cash settlement)		6	5 036	(1 394)	–	(3 648)	(3 648)	–	–	–
Transaction costs, net of tax		–	(4)	–	–	–	–	(4)	–	(4)
Repurchase of treasury shares		–	–	(967)	–	–	–	(967)	–	(967)
Sale of treasury shares		–	328	968	–	–	–	1 296	–	1 296
Management share bonus	2.17	–	(1 858)	1 858	–	–	–	–	–	–
Dividends paid		–	–	–	–	(5 232)	(5 232)	(5 232)	–	(5 232)
Balance at 31 December 2005		**532**	**99 561**	**(1 030)**	**6 853**	**120 504**	**127 357**	**226 420**	**8 368**	**234 788**
Balance at 1 January 2006		**532**	**99 561**	**(1 030)**	**6 853**	**120 504**	**127 357**	**226 420**	**8 368**	**234 788**
First-time consolidation TK-Center Birrfeld AG	2.3	–	–	–	–	(68)	(68)	(68)	–	(68)
Foreign exchange translation differences		–	–	–	6 581	–	6 581	6 581	–	6 581
Net income recognized directly in equity		**–**	**–**	**–**	**6 581**	**(68)**	**6 513**	**6 513**	**–**	**6 513**
Profit for the year		–	–	–	–	34 287	34 287	34 287	2 371	36 658
Total recognized income and expense		**–**	**–**	**–**	**6 581**	**34 219**	**40 800**	**40 800**	**2 371**	**43 171**
Repurchase of treasury shares		–	–	(441)	–	–	–	(441)	–	(441)
Sale of treasury shares		–	278	558	–	–	–	836	–	836
Dividends paid		–	–	–	–	(7 963)	(7 963)	(7 963)	–	(7 963)
Balance at 31 December 2006		**532**	**99 839**	**(913)**	**13 434**	**146 760**	**160 194**	**259 652**	**10 739**	**270 391**

1.4 CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended 31 December in CHF thousand	Notes	2006	2005
Profit before tax		49 091	42 461
Financial expenses, net of realized exchange losses		10 214	8 176
Financial income, net of realized exchange gains		(7 110)	(4 764)
Depreciation of property, plant and equipment	2.11	26 876	24 856
Amortization of intangible assets	2.12	2 602	1 739
Impairment losses and reversals	2.9	12	–
Share of results of associates	2.13	–	(237)
(Gain)/Loss on disposal of property, plant and equipment		(301)	(125)
(Increase)/decrease in trade and other receivables		776	(2 197)
(Increase)/decrease in inventories		(969)	(2 669)
(Increase)/decrease in prepaid expenses and accrued income		2 436	(2 134)
Increase/(decrease) in trade and other payables		2 749	(2 579)
Increase/(decrease) in accrued expenses and deferred income		2 797	4 508
Increase/(decrease) in employee benefit liabilities	2.17	179	208
Increase/(decrease) in provisions	2.18	(360)	(2 274)
Income taxes paid		(12 048)	(15 784)
Net cash provided by/(used in) operating activities		**76 944**	**49 185**

Proceeds from sale of property, plant and equipment		1 266	1 013
Purchase of property, plant and equipment	2.11	(25 167)	(25 693)
Purchase of intangible assets	2.12	(1 638)	(1 191)
Acquisition of subsidiary, net of cash acquired	2.3	(153 058)	–
Disposal of subsidiary, net of cash disposed of	2.10	–	(303)
Net proceeds from purchases + sales of marketable securities, incl. derivative financial instruments		–	54
Investments in other financial assets (including associates)		(417)	(78)
Interest received		177	229
Dividends received		171	–
Net cash provided by/(used in) investing activities		**(178 666)**	**(25 969)**

in CHF thousand	Notes	2006	2005
Repurchase of treasury shares		(441)	(967)
Sale of treasury shares		852	1 292
Dividends paid		(7 963)	(5 232)
Increase/(decrease) in bank overdrafts	2.16	5 553	(11 252)
Increase in interest-bearing liabilities	2.16	156 639	3 233
Repayment of interest-bearing liabilities		(35 013)	(20 150)
Payment of finance lease liabilities		(98)	(54)
Interest paid		(2 954)	(3 114)
Net cash provided by/(used in) financing activities		**116 575**	**(36 244)**
Net increase/(decrease) in cash and cash equivalents		**14 853**	**(13 028)**
Cash and cash equivalents as of 1 January		**11 767**	**24 514**
Effect of exchange rate fluctuations on cash and cash equivalents		124	281
Cash and cash equivalents as of 31 December		**26 744**	**11 767**

SIGNIFICANT ACCOUNTING POLICIES

1.5.0

INTRODUCTION

HIESTAND HOLDING AG (the "Company") is a company domiciled in Lupfig, Switzerland. The consolidated financial statements of the Company for the year ended 31 December 2006 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates and jointly controlled entities. The consolidated financial statements were authorized for issue by the board of directors on 27 March 2007 and are subject to approval by the Annual General Meeting of shareholders on 9 May 2007.

1.5.1

STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) and are in accordance with the Swiss law.

The accounting policies applied are unchanged to the prior year, except as set out below.

Where it has been necessary, comparable data has been reclassified or amended. HIESTAND HOLDING AG applies the following revised and new standards published by the International Accounting Standards Board as from 1 January 2006: modifications to IAS 19 – benefits employee, to IAS 39 – financial instruments and to IAS 21 – the effects of changes in foreign currencies as well as IFRS 6 – exploration and evaluation of mineral resources. HIESTAND HOLDING AG has assessed the consequences of those revised and new standards and has found no significant impact to the equity and to the result of the Group.

1.5.2

BASIS OF PREPARATION

The consolidated financial statements are presented in Swiss francs, the functional currency of HIESTAND HOLDING AG. They are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, financial assets available-for-sale as well as financial instruments held for trading or otherwise designated at fair value with unrealized gains and losses recognized in the income statement. Recognized assets and liabilities that are hedged are stated at fair value in respect of the risk that is hedged. Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

The accounting policies set out below have been applied consistently by the Group's reporting entities and to all periods presented in these consolidated financial statements.

1.5.3

BASIS OF CONSOLIDATION

Subsidiaries

Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This is usually the case where the Group holds more than 50% of the voting rights of an entity or where it has been granted management of the entity contractually. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The following table shows the significant subsidiaries of the Group:

Company, domicile	Share capital in millions	Percentage held 2006	Percentage held 2005	Method of accounting E/F[1]
HIESTAND HOLDING AG, Lupfig (CH)	CHF 0.532	n/a	n/a	n/a
HIESTAND INTERNATIONAL AG, Schlieren (CH)	CHF 0.200	100.00	100.00	F
HIESTAND SCHWEIZ AG, Schlieren (CH)	CHF 3.500	100.00	100.00	F
TK-CENTER BIRRFELD AG, Lupfig (CH)[2]	CHF 1.500	100.00	36.50	F
HiCoPain AG, Dagmersellen (CH)	CHF 20.000	60.00	60.00	F
HIESTAND BETEILIGUNGSHOLDING GMBH & CO. KG, Gerolzhofen (DE)	EUR 0.026[6]	100.00	100.00	F
HIESTAND DEUTSCHLAND GMBH, Gerolzhofen (DE)	EUR 0.512	100.00	100.00	F
HIESTAND & SUHR HANDELS- UND LOGISTIK GMBH, Vogtsburg-Achkarren (DE)	EUR 0.025	100.00	100.00	F
FRICOPAN BACK GMBH, Berlin (DE)[3]	EUR 1.500	100.00	0.00	F
FRICOPAN BACK GMBH IMMEKATH, Immekath (DE)[3]	EUR 4.000	100.00	0.00	F
FRICOPAN MIDDLE EAST FZE, Ras Al Khaimah (UAE)[3]	AED 0.100	100.00	0.00	F
FRICOPAN UK, LTD, Romsey, Hampshire (UK)[3]	GBP 0.004	100.00	0.00	F
HIESTAND JAPAN CO., LTD, Tokio (JP)	JPY 185.000	100.00	100.00	F
HIESTAND AUSTRIA GMBH, Wiener Neudorf (AT)	EUR 0.036	100.00	100.00	F
HIESTAND POLSKA SP. Z.O.O., Grodzisk Mazowiecki (PL)	PLN 60.637	100.00	100.00	F
HIESTAND MALAYSIA SDN BHD, Bandar Baru Bangi (MY)	MYR 2.400	100.00	100.00	F
HIESTAND USA, INC., Colleyville (US)[4]	USD 0.025	0.00	100.00	F
LA NOUVELLE BOULANGERIE BACKWAREN UND-TECHNIK VERTRIEBS GMBH, Berlin (DE)[5]	EUR 0.026	25.00	0.00	n/a

1 E = accounted for using the equity method: F = fully consolidated.
2 The TK-CENTER BIRRFELD AG was acquired to 100% by HIESTAND SCHWEIZ AG in the first halfyear 2006, cp. note 2.3.
3 FRICOPAN BACK GMBH, Berlin, FRICOPAN BACK GMBH IMMEKATH, FRICOPAN UK LTD as well as FRICOPAN MIDDLE EAST FZE were acquired as per 1 November 2006, cp. note 2.3.
4 The US Operations were discontinued at October 2001 and as per 1 December 2006 closed.
5 Based on contractual agreements HIESTAND has no significant influence based on IAS 28.
6 The amount disclosed represents limited liability capital

1.5.3

BASIS OF CONSOLIDATION (CONTINUED)

Associates

Associates are those enterprises in which the Group has significant influence, but not control, over the financial and operating policies. This is generally presumed when the Group owns between 20% and 50% of the voting rights. The consolidated financial statements include the Group's share of the total recognized gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. After application of the equity method, the Group assesses whether there is any objective evidence that a net investment in an associate is impaired and recognizes any impairment loss. When the Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to zero and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

The Group does currently not include any associates.

Jointly controlled entities

Jointly controlled entities are those enterprises over whose activities the Group has joint control, established by contractual agreement. Jointly controlled entities are accounted for using the equity method, from the date that joint control commences until the date that joint control ceases.

The Group does currently not include any jointly controlled entities.

Transactions eliminated on consolidation

Intragroup balances and transactions, and any unrealized gains arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the enterprise. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

1.5.4
FOREIGN CURRENCY

Foreign currency transactions and balances
Transactions in foreign currencies are translated to Swiss francs at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Swiss francs at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Swiss francs at foreign exchange rates ruling at the dates the values were determined.

Financial statements of foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to Swiss francs at the foreign exchange rates ruling at the balance sheet date. The revenues and expenses as well as cash flows of foreign operations are translated to Swiss francs at average exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on translation of net assets, income and expenses are recognized directly in equity.

Net investment in a foreign operation
Foreign exchange differences arising on the translation of monetary items that are, in substance, a part of the net investment in a foreign operation are recognized directly in equity. Such exchange differences are recognized in profit or loss on disposal of the net investment.

Any differences that have arisen since 1 January 2004 from the translation of financial statements of foreign operations and net investments in a foreign operation are presented as a separate component of equity. Such exchange differences are recognized in profit or loss on disposal of the net investment.

Foreign exchange rates

in CHF		Year-end rates 2006	Year-end rates 2005	Average rates 2006	Average rates 2005
1	EUR	1.61	1.56	1.57	1.55
100	PLN	41.94	40.34	40.47	38.56
100	JPY	1.02	1.12	1.08	1.13
1	GBP	2.39	2.26	2.31	2.26
100	SGD	79.54	79.02	78.90	74.85
100	MYR	34.57	34.79	34.32	32.92
1	USD	1.22	1.32	1.25	1.25

1.5.5
CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash balances and call deposits with original maturity dates of up to 90 days, and are stated at nominal value.

1.5.6
DERIVATIVE FINANCIAL INSTRUMENTS

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operating, financing and investing activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are stated at fair value. Recognition of any resultant gain or loss depends on the nature of the item being hedged. Gains or losses on derivative financial instruments for which no hedge accounting is applied are recognized in profit or loss immediately.

1.5.7
HEDGING

Cash flow hedges
Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognized directly in equity. When the forecasted transaction results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified into profit or loss in the same periods during which the asset acquired or liability assumed affects profit or loss. When the forecasted transaction results in the recognition of a non-financial asset or liability, the cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the asset or liability. In any other case, the cumulative gain or loss is removed from equity and recognized in the income statement at the same time as the hedged transaction. The ineffective part of any gain or loss is recognized in the income statement immediately.

Hedge of monetary assets and liabilities
Where a derivative financial instrument is used to hedge economically the foreign exchange exposure of a recognized monetary asset or liability, no hedge accounting is applied and any gain or loss on the hedging instrument is recognized in the income statement.

Hedge of a net investment and in foreign operation
The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognized in equity. The ineffective portion is recognized immediately in profit or loss.

Fair value hedges
Where a derivative financial instrument hedges the exposure to changes in the fair value of a recognized asset or liability (other than economical hedges of foreign exchange exposure of recognized monetary assets or liabilities), the hedged item is stated at fair value in respect of the risk being hedged. Gains or losses on remeasurement of both the hedging instrument and the hedged item are recognized in the income statement.

1.5.8
TRADE AND OTHER RECEIVABLES

Trade and other receivables are stated at their cost less any accumulated impairment losses.

1.5.9
INVENTORIES

Inventories include raw materials, auxiliary supplies and finished goods and are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling

price in the ordinary course of business, less estimated selling costs. The cost of inventories is assigned by using the weighted average cost formula. Cost includes the cost of materials, direct labor as well as a systematic allocation of fixed and variable production overheads and other costs incurred in bringing the inventories to their present location and condition.

1.5.10

ASSETS CLASSIFIED AS HELD FOR SALE

Immediately before classification as held for sale, the measurements of the assets (and all assets and liabilities in a disposal group) is brought up to date in accordance with applicable IFRS's. Then, on initial classification as held for sale, non-current assets and disposal groups are recognized at the lower of carrying amount and fair value less costs to sell.

Impairment losses on initial classification as held for sale are included in the income statement. The same applies to gains and losses on subsequent remeasurement.

1.5.11

PROPERTY, PLANT AND EQUIPMENT AND INVESTMENT PROPERTY

Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost of self-constructed assets includes the cost of materials, direct labor, an appropriate proportion of production overheads. Where relevant, cost also includes the cost of dismantling and removing the items and restoring the site on which they are located.

Certain items of property, plant and equipment that had been revalued to fair value on or prior to 1 January 2004, the date of transition to IFRS, are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation, less subsequent depreciation and any impairment losses. Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Plant and equipment acquired by way of finance leases are stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses.

Payments made under operating leases are recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense.

Subsequent expenditure

Expenditure incurred to add to or replace a component of an item of property, plant and equipment, including major inspection and overhaul expenditure, is capitalized. All other subsequent costs are recognized in the income statement as an expense as incurred.

Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of items of property, plant and equipment, and major components that are accounted for separately. Land is not depreciated. Leasehold property is depreciated over the shorter of the lease term and its useful life. The estimated useful lives are as follows:

Buildings	40 years
Building installations	14 years
Plant and production equipment	10 years
Office equipment	8-12 years
IT equipment	3 years
Vehicles	3-5 years

The useful life is reviewed annually.

Investment property

Investment property is stated at cost less accumulated depreciation and impairment losses. Land is not depreciated. The estimated useful lives are as follows:

Buildings	40 years
Building installations	14 years

The useful life is reviewed annually.

1.5.12

INVESTMENTS AND OTHER FINANCIAL ASSETS

Current financial assets and other investments

Current financial assets include debt and equity instruments held for trading purposes as well as derivative assets. They are stated at fair value, with any resultant gains and losses recognized in the income statement, except for derivative assets that are designated as a cash flow hedge (see "Hedge accounting").

The fair value of publicly listed investments is their quoted market price at the balance sheet date. The fair values of other investments not publicly listed are estimated based on discounted future cash flows.

Investments are recognized/derecognized by the Group on the date it commits to purchase/sell the investments (trade date).

Loans and other financial assets

Other financial assets comprise long-term receivables such as rent deposits. Loans and other long-term receivables are stated at amortized cost less impairment losses.

1.5.13

INTANGIBLE ASSETS

Goodwill

In respect of business combinations that have occurred since 1 January 2004, goodwill represents the difference between the cost of the business combination and the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities acquired.

In respect of business combinations that occurred prior to 1 January 2004, goodwill is included on the basis of its deemed cost, representing the amount recorded under Swiss GAAP FER at the date of transition to IFRS.

Positive goodwill is recognized as an asset and measured at cost or deemed cost less accumulated impairment losses. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate. Negative goodwill arising on an acquisition is recognized directly in the income statement.

Research and development

Expenditure on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, is recognized in the income statement as an expense as incurred.

Expenditure on development activities is capitalized only if the product or process is technically and commercially feasible, if evidence of future use exists and if development costs can be separately determined and reliably measured. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses.

Customer relations and trademarks

Customer relations and trademarks acquired in business combinations are recognized at their fair values at the date of acquisition. They are amortized over the expected useful live, unless they are considered to gave indefinite useful lives.

Other intangible assets

Other intangible assets with a finite useful life that are acquired by the Group are stated at cost less accumulated amortization and impairment losses.

Amortization

Goodwill and other intangible assets with indefinite useful lives are not amortized. Intangible assets with a finite useful life are amortized on a straight-line basis over the estimated useful lives. The estimated useful lives are as follows:

Patents and trademarks	5 years
Software	3-5 years
Customer relations	15-25 years

1.5.14

IMPAIRMENT

Goodwill and intangible assets with indefinite useful lives are tested for impairment annually or more frequently, if there is an indication that they might be impaired. The carrying amount of assets other than goodwill, inventories and deferred tax assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Impairment losses in respect of goodwill are not reversed. An impairment loss of a receivable is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognized. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

1.5.15

TRADE AND OTHER PAYABLES

Trade and other payables, other than derivative liabilities are stated at amortized cost. Derivative liabilities are stated at fair value, with any resultant gains and losses recognized in the income statement, except for derivative liabilities that are designated as a cash flow hedge (see "Hedge accounting").

1.5.16

INTEREST-BEARING LOANS AND BORROWINGS

Interest-bearing liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequently, interest-bearing liabilities are stated at amortized cost using the effective interest rate method.

1.5.17

PROVISIONS

A provision is recognized when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows.

Restructuring

A provision for restructuring is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced to those affected by it.

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

1.5.18
EMPLOYEE BENEFITS

The Group sponsors post-employment benefit plans according to the national regulations of the countries in which it operates. Furthermore, the Group maintained a share-based bonus plan for all employees.

Defined benefit plans
The significant pension plans in Switzerland qualify as defined benefit plans under IAS 19. The Group's net obligation is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at balance sheet date on high quality bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed on an annual basis by qualified actuaries using the projected credit unit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the income statement.

Actuarial gains and losses are recognized to the extent that they exceed 10% of the higher of the defined benefit obligation and the fair value of plan assets. The amount exceeding this corridor is recognized in the income statement over the expected average remaining working lives of the employees participating in the plan.

Where the calculation results in a surplus, a pension asset is recognized only to the extent that it represents economic benefits in the form of refunds or reductions in future contributions.

Defined contribution plans
Certain of the Group's pension schemes are defined contribution plans. Obligations for contributions to these plans are recognized as an expense in the income statement as incurred.

Share-based payments
Under the Group's stock bonus program all employees were, up to the end of financial year 2004, entitled to earn bonuses in the form of shares of the Company. Annual share allocations were based on individual goal achievement and the operational results of the respective employer.

To the extent the plan qualified as an equity-settled plan, the fair value of the shares granted was recognized as an employee expense in the period for which the bonus was earned, with a corresponding increase in equity. The fair value was measured at grant date. The amount recognized as an expense was adjusted to reflect the actual number of shares that vested.

To a certain extent, the shares granted were redeemable. Accordingly, the fair value of the liability was recognized as an employee expense in the period for which the bonus was earned. Any changes in the fair value of the liability were recognized in the income statement.

Long-term service benefits
The Group's net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefits that employees have earned in return for their service in the current and prior periods.

1.5.19

TREASURY SHARES

When share capital of HIESTAND HOLDING AG is repurchased, the amount of the consideration paid (acquisition price), including directly attributable costs and current taxes, is recognized as a change in equity. Repurchased shares are classified as treasury shares and presented as a deduction from equity. The consideration received when treasury shares are sold is recognized as a change in equity, whereby any amount exceeding or falling short of the original cost is recognized in additional paid-in capital.

1.5.20

REVENUE

Goods sold and services rendered

Revenue from the sale of goods is recognized net of sales deductions (such as trade discounts and rebates) when the goods are delivered and the significant risks and rewards transferred to the buyer. Commission income from logistical services rendered is recognized in proportion to the stage of their completion at the balance sheet date.

Government grants

In certain countries, the Group obtains government grants related to property, plant and equipment or other assets or in the form of refunds for certain expenses.

Grants that compensate the Group for the cost of assets are recognized initially as a deduction from the carrying amount of the respective item and subsequently released to the income statement by way of reduced depreciation charges or when the assets are derecognized.

Grants for expenses incurred or granted unconditionally are recognized in the income statement when the grant becomes receivable.

1.5.21

FINANCIAL EXPENSES AND FINANCIAL INCOME

Financial expenses and financial income comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, dividend income, foreign exchange gains or losses, unrealized gains and losses on certain financial assets and liabilities (including derivatives) stated at fair value, and gains and losses on disposal of financial instruments. All borrowing costs are expensed.

Interest income is recognized in the income statement as it accrues, using the effective interest rate method. Dividend income is recognized in the income statement on the date the entity's right to receive payments is established which in the case of quoted securities is usually the ex-dividend date.

The interest expense component of finance lease payments is recognized in the income statement using the effective interest rate method.

1.5.22

INCOME TAX

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized based on the balance sheet liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. No deferred tax is recognized on goodwill if it is not deductible for tax purposes, and any temporary differences relating to investments in subsidiaries to the extent that they are controlled by the Group and will probably not reverse in the foreseeable future. The amount of deferred tax recognized is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

1.5.23

SEGMENT REPORTING

Segment information is presented in respect of the Group's geographical and business segments. The primary format, geographical segments, is based on the Group's management and internal reporting structure. Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis (including goodwill). Unallocated items comprise mainly interest-earning assets and related revenue, interest-bearing loans, borrowings and related expenses, income tax, corporate assets and related expenses.

Geographical segments

The Group is primarily managed by two geographical markets: Europe, which stands for the core of the Group, and Asia, which represents the future opportunities in a developing frozen bakery products market. Europe includes operations in Switzerland, Germany, Austria, England and Poland, whereas Asia comprises Malaysia and Japan and the respective export markets.

Geographical segment information is based on the geographical location of assets. As the sales organizations are located in the same geographical region as the customers, revenue by location of assets is identical to revenue by location of customers.

Business segments

The Group operates in the following main business segments: The frozen bakery product segment includes the production and sale of frozen bakery products to all type of customers, including export customers. The products are sold at various convenience levels such as raw dough, pre-proven, parbaked or after defrosting ready to consume. The fresh bakery product segment includes the production and sale of fresh bakery products to selected customers. The products are only sold freshly baked and in the proximity of Zurich and Warsaw.

The retail segment consists of sales by our own baking shops and from HIESTAND operated bake-off stations.

1.5.24

IFRS STANDARDS NOT YET EFFECTIVE

The following new and revised Standards and Interpretations have been issued, but are not yet effective and are not applied early in these consolidated financial statements. Their impact on the consolidated financial statements of HIESTAND GROUP has not yet been systematically analyzed. The expected effects as disclosed in the table below reflect a first assessment by Group management.

Standard/Interpretation		Effective date	Planned application by the HIESTAND GROUP
IFRIC 7 – Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies	*	1 March 2006	Reporting year 2007
IFRIC 8 – Scope of IFRS 2	*	1 May 2006	Reporting year 2007
IFRIC 9 – Reassessment of Embedded Derivatives	*	1 June 2006	Reporting year 2007
IFRS 7 – Financial Instruments: Disclosures	**	1 January 2007	Reporting year 2007
Amendment to IAS 1 – Presentation of Financial Statements: Capital Disclosures	**	1 January 2007	Reporting year 2007
IFRIC 10 – Interim Financial Reporting and Impairment	*	1 November 2006	Reporting year 2007
IFRIC 11 – Group and Treasury Share Transactions	*	1 March 2007	Reporting year 2008
IFRIC 12 – Service Concession Arrangements	*	1 January 2008	Reporting year 2008
IFRS 8 – Operating Segments	**	1 January 2009	Reporting year 2009

* No or no significant impacts are expected on the consolidated financial statements of the HIESTAND GROUP.

** Mainly additional disclosures are expected in the consolidated financial statements of the HIESTAND GROUP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.1 PRIMARY SEGMENT REPORTING

in CHF thousand	EUROPE 2006	EUROPE 2005	ASIA 2006	ASIA 2005	UNALLOCATED 2006	UNALLOCATED 2005	ELIMINATIONS 2006	ELIMINATIONS 2005	TOTAL 2006	TOTAL 2005
Sales to third and related parties	490 481	424 016	27 213	26 649	–	–	–	–	517 694	450 665
Sales IC: to other area (intrasegment)	3 994	2 798	–	–	–	–	(3 994)	(2 798)	–	–
Total revenue	**494 475**	**426 814**	**27 213**	**26 649**	–	–	**(3 994)**	**(2 798)**	**517 694**	**450 665**
EBITDA	**95 387**	**82 998**	**2 497**	**3 591**	**(11 373)**	**(10 339)**	**(4 936)**	**(3 944)**	**81 575**	**72 306**
Depreciation and impairment losses	(25 585)	(23 924)	(1 151)	(796)	(140)	(136)	–	–	(26 876)	(24 856)
EBITA	**69 802**	**59 074**	**1 346**	**2 795**	**(11 513)**	**(10 475)**	**(4 936)**	**(3 944)**	**54 699**	**47 450**
Amortization of intangible assets	(2 510)	(1 661)	(92)	(78)	–	–	–	–	(2 602)	(1 739)
EBIT	**67 292**	**57 413**	**1 254**	**2 717**	**(11 513)**	**(10 475)**	**(4 936)**	**(3 944)**	**52 097**	**45 711**
Impairment losses	12	–	–	–	–	–	–	–	12	–
Share of profit/loss of associates	–	237	–	–	–	–	–	–	–	237
Assets	**590 409**	**331 429**	**16 677**	**15 124**	**669 983**	**345 988**	**(655 857)**	**(333 747)**	**621 213**	**358 794**
Intercompany	23 693	12 604	958	946	631 206	320 197	(655 857)	(333 747)	–	–
Other assets	566 716	318 825	15 719	14 178	38 777	25 791	–	–	621 213	358 794
Liabilities	**107 428**	**63 787**	**8 580**	**5 425**	**440 706**	**259 271**	**(205 892)**	**(204 477)**	**350 822**	**124 006**
Intercompany	39 869	21 459	4 923	2 273	161 100	180 745	(205 892)	(204 477)	–	–
Other liabilities	67 559	42 328	3 657	3 152	279 606	78 526	–	–	350 822	124 006
Investments in fixed assets & intangible assets	228 961	25 868	944	863	597	153	–	–	230 502	26 884

2.2 SECONDARY SEGMENT REPORTING

	FROZEN		FRESH		RETAIL		UNALLOCATED		ELIMINATIONS		TOTAL	
in CHF thousand	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Sales to third parties and related parties	493 416	426 274	12 579	12 801	11 699	11 590	–	–	–	–	**517 694**	**450 665**
Assets	568 433	319 588	2 596	2 645	11 407	10 835	38 777	25 726	–	–	**621 213**	**358 794**
Investments in fixed assets and intangible assets	228 950	25 567	203	169	752	354	597	794	–	–	**230 502**	**26 884**

2.3

ACQUISITIONS OF SUBSIDIARIES

In 2006 the Group acquired the following subsidiaries:

in CHF thousand	Cash Outflow
FRICOPAN GROUP	150 906
TK-CENTER BIRRFELD AG	2 152
Total	**153 058**

FRICOPAN GROUP

On 1 November 2006, the Group acquired all the shares of FRICOPAN BACK GMBH, Berlin, FRICOPAN BACK GMBH IMMEKATH, FRICOPAN UK LTD and FRICOPAN MIDDLE EAST FZE for an amount of TEUR 89 610.

The acquisition had the following effect on the Group's assets and liabilities (provisionally determined):

Acquiree's net assets at the acquisition date:

in CHF thousand	Recognized amounts
Cash and cash equivalents	518
Current financial assets	2
Trade receivables	19 711
Current tax assets	889
Other receivables	4 228
Inventories	9 330
Deferred expenses & accrued income	83
Property, plant & equipment (PPE)	49 796
Financial assets (non-current)	1 655
Intangible assets	65 937
Interest-bearing loans and borrowings (current)	(35 838)
Trade payables	(14 426)
Other liabilities	(1 830)
Accrued expenses & deferred income	(3 780)
Deferred tax liabilities	(27 379)
Provisions	(97)
Contingent liabilities	(97)
Total net identifiable assets, liabilities and contingent liabilities	**68 701**
Goodwill on acquisition	74 253
Total (equals cost of the combination)	**142 955**
Consideration paid in cash	139 081
Costs directly attributable to the combination	3 874
Total cost of the combination	**142 955**
Cash acquired	(518)
Redemption of shareholders loan	8 469
Net cash outflow	**150 906**

2.3

ACQUISITIONS OF SUBSIDIARIES

(CONTINUED)

As a result of the purchase price allocation intangible assets totalling CHF 65.9 million (customer relationships CHF 61.6 million and trademarks CHF 4.3 million), deferred tax liabilities of CHF 27.4 million and contingent liabilities of TCHF 97 were recognized. Based on the valuations performed, the carrying amounts of property, plant and equipment as well as of inventories approximated their fair values. Apart from that, no fair value adjustments were necessary.

The remaining goodwill includes expected synergies from the acquisition, the workforce and potentially other intangible assets that could not be valued separately.

In the year 2006 the subsidiaries contributed profit of TCHF 326 to the consolidated profit. If the acquisition date had occurred on 1 January 2006, the estimated consolidated net sales for the year would have been CHF 648 million. An estimated consolidated profit for the same period is impracticable to be determined due to the lack of data.

TK-CENTER BIRRFELD AG

On 24 February 2006 HIESTAND SCHWEIZ AG acquired 27% of the shares and on 30 March 2006 the remaining 36.5% of the shares of TK-CENTER BIRRFELD AG. After these transactions HIESTAND SCHWEIZ AG controls 100% of the company which had been included as an associate company before with 36.5%. Since the date control has been acquired, TK-CENTER BIRRFELD AG is fully consolidated.

The acquisition had the following effect on the Group's assets and liabilities:

Acquiree's net assets at the date control has been acquired:

in CHF thousand	**Recognized amounts**
Cash and cash equivalents	2 696
Trade receivables	1 229
Other receivables	393
Deferred expenses and accrued income	123
Property, plant and equipment	13 602
Investment property	2 054
Intangible assets	108
Trade payables	(578)
Other liabilities	(642)
Loan from HIESTAND	(6 300)
Other interest-bearing loans and borrowings	(10 800)
Accrued expenses and deferred income	(320)
Provisions	(25)
Deferred tax assets	76
Total net identifiable assets, liabilities and contingent liabilities	**1 616**

As mentioned above, HIESTAND acquired the control over the subsidiary in several steps. In terms of a so called "step acquisition" a negative goodwill was determined by comparing the acqusition price with the acquired net assets. Based on the valuations performed, the carrying amounts of property, plant and equipment as well as of inventories approximated their fair values. Apart from that, no fair value adjustments were necessary.

2.3

ACQUISITIONS OF SUBSIDIARIES

(CONTINUED)

The initial investment of 36.5% had been acquired at the time of foundation of the company in 1992 amounting to TCHF 563. There was no goodwill recognized at that time.

The carrying amount of the investment determined by using the equity method amounted to TCHF 688 as at 24 February 2006. In the course of the first-time consolidation an amount of TCHF 68 representing prior changes to the carrying amount has been charged to equity with no impact on the income statement.

As a result of the acquisition transaction in the first halfyear 2006 a negative goodwill of TCHF 202 has been recognized in the income statement in accordance with IFRS 3.

The net cash outflow of the acquisition amounts to TCHF 2 152 in 2006 and comprises:

Purchase price for 63.5%	(851)
Cash acquired	2 696
Redemption of shareholders' loan	(3 997)
Cash outflow relating to the acquisition in 2006	**(2 152)**

Since the first-time consolidation the subsidiary contributed profit of TCHF 591 to the consolidated profit. If the acquisition date had occurred on 1 January 2006, the estimated consolidated net sales would have been CHF 518 million. An estimated consolidated profit for the same period would have increased by about CHF 0.4 million.

The full consolidation of TK-CENTER BIRRFELD AG has the effect that the shareholders' loan of TCHF 6 300 (TCHF 2 303 as at 31 December 2005) is now being eliminated and no longer presented on the consolidated balance sheet.

2.4
INCOME TAX EXPENSE

Recognized in the income statement

in CHF thousand	2006	2005
Current tax expense		
Current year	10 853	9 465
Adjustments to prior years	(358)	(1 073)
Total current tax expense	**10 495**	**8 392**
Deferred tax expense		
Originating and reversal of temporary differences	2 890	3 178
Benefit of tax losses recognized	(952)	(1 065)
Total deferred tax expense	**1 938**	**2 113**
Total income tax expense in income statement	**12 433**	**10 505**

Reconciliation of effective tax rate

in CHF thousand		2006		2005
Profit before tax		**49 091**		**42 461**
Income tax using weighted average domestic corporation tax rate	25.0%	12 274	29.3%	12 452
Non-deductible expenses	2.2%	1 068	4.7%	1 999
Tax exempt revenues	-2.0%	(975)	-6.2%	(2 640)
Effect of tax losses utilized	0.9%	424	-0.5%	(233)
Under/(Over) provided in prior years	-0.7%	(358)	-2.5%	(1 073)
Total income tax expense in income statement	**25.3%**	**12 433**	**24.7%**	**10 505**

The decrease in the weighted average tax rate mainly stems from the profit contribution mix of the subsidiaries. There was no tax rate change in any of the Group companies in 2006.

Current tax recognized directly in equity in 2006 amounts to TCHF 16 (prior year: TCHF 28).

Current tax assets and liabilities

The current tax asset of TCHF 4 340 (prior year: TCHF 93) represents the amount of income taxes recoverable in respect of current and prior year periods that exceeds payments.

The current tax liabilities represent the amount estimated of income tax owing to authorities at the balance sheet date of 31 December 2006 TCHF 12 128 (prior year: TCHF 10 391).

2.5

DEFERRED TAX ASSETS AND LIABILITIES

Recognized deferred tax assets and liabilities		**Assets**		**Liabilities**
in CHF thousand	**2006**	**2005**	**2006**	**2005**
Trade accounts receivable	–	–	209	231
Inventories	(132)	(71)	1 000	685
Prepaid expenses and accrued income	–	–	838	1 232
Property, plant and equipment	(742)	(502)	10 290	6 012
Intangible assets	(4)	(2)	30 127	4 519
Loans due from intercompany	–	–	2 181	1 666
Employee benefit assets	–	–	149	158
Other assets	(5)	(2)	54	90
Employment benefit obligations	(185)	(212)	4	37
Other liabilities	(2 228)	(743)	3 169	1 241
Deferred tax asset on tax loss carry forward	(886)	(336)	–	–
Total (Assets)/Liabilities	**(4 182)**	**(1 868)**	**48 021**	**15 871**
Set off of tax	3 265	1 307	(3 265)	(1 307)
Net tax (Assets)/Liabilities	**(917)**	**(561)**	**44 756**	**14 564**

The change in consolidation scope contributed TCHF 27 303 to the increase in net deferred tax liabilities in the amount of TCHF 29 836.

2.5

DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

in CHF thousand	2006	2005
Deductible temporary differences	–	–
Not recognized tax losses carry forward	8 025	6 975
Total	**8 025**	**6 975**

Expiry of losses for which future benefits are not recognized as deferred tax assets

in CHF thousand	2006	2005
Balance sheet date + 5 years	1 254	–
Balance sheet date + 6 years	–	1 597
Balance sheet date equals or above 10 years	30 587	24 339
Total	**31 841**	**25 936**

2.6

CASH AND CASH EQUIVALENTS

in CHF thousand	2006	2005
Bank balances	26 744	11 767
Call deposits	–	–
Cash and cash equivalents	**26 744**	**11 767**

2.7

TRADE AND OTHER RECEIVABLES

in CHF thousand	2006	2005
Trade receivables due from third parties	69 875	48 882
Trade receivables due from related parties	1 829	1 116
Total trade receivables	**71 704**	**49 998**

The valuation allowances on trade accounts receivable amount to TCHF 2 114 (prior year: TCHF 1 874).

in CHF thousand	2006	2005
Other receivables due from third parties	9 948	6 173
Other receivables due from related parties	79	11
Total other receivables	**10 027**	**6 184**
Total trade and other receivables	**81 731**	**56 182**

Other receivables due from third parties mainly comprise claims for refunds from government institutions.

2.8

INVENTORIES

in CHF thousand	2006	2005
Raw materials and auxiliary supplies	8 163	4 634
Finished goods	25 309	18 460
Total inventories	**33 472**	**23 094**

As a result of a high inventory turnover and marginal inventory losses, no significant valuation allowances were recognized (TCHF 308; prior year: TCHF 439).

2.9

ASSETS HELD FOR SALE

As at the closing balance sheet date 31 December 2006 the Group had non-current assets held for sale amounting to TCHF 221 (prior year: TCHF 14). This relates to plant and equipment held by the subsidiary HIESTAND SCHWEIZ AG. The assets mentioned in the prior year were sold at TCHF 2.

These are mainly assets such as ovens and freezers, which are stored before they are resold to customers at their market value (Primary segment: Europe and Secondary Segment: Frozen), which is expected to be the same as the net book value. These items are expected to be sold during the next 12 months.

Impairment losses and subsequent reversal
The impairment loss amount during 2006 amounts to TCHF 12. There were no impairment losses and reversals during 2005.

2.10

EFFECT OF THE DISPOSAL GROUP COMPANIES

Disposals
On 1 July 2005, the Group disposed of all the shares of HIESTAND ASIA PACIFIC PTE LTD and FINE SWISS FOODS PTE LTD for an amount of TCHF 0.

The disposal had the following effect on the Group's assets and liabilities:

Recognized values in CHF thousand	**HIESTAND ASIA PACIFIC**	**FINE SWISS FOODS**	**Total**
Cash and cash equivalents	301	2	303
Trade receivables	425	–	425
Other receivables	5	–	5
Inventories	256	–	256
Deferred expenses & accrued income	23	–	23
Financial assets (non-current)	123	–	123
Interest-bearing loans and borrowings (current)	(23)	–	(23)
Trade payables	(41)	–	(41)
Other liabilities	(26)	–	(26)
Accrued expenses & deferred income	(265)	(2)	(267)
Interest-bearing loans and borrowings (non-current)	(778)	–	(778)
Cash disposed of	**(301)**	**(2)**	**(303)**

2.11

PROPERTY, PLANT AND EQUIPMENT AND INVESTMENT PROPERTY

PROPERTY, PLANT AND EQUIPMENT

in CHF thousand	Land	Buildings	Plant and production equipment	Prepayment and PP&E under construction	Other equipment	Total
Cost						
Balance as of 1 January 2005	**4 080**	**70 946**	**142 976**	**31 418**	**32 868**	**282 288**
Other acquisitions	–	2 782	3 383	13 378	6 150	25 693
Transfer/Other	–	3 546	35 062	(43 706)	5 098	–
Transfer to non-current assets held for sale	–	–	(8)	–	–	(8)
Disposals	–	(1 168)	(2 002)	–	(2 374)	(5 544)
Effects of movement in foreign exchange	188	1 841	2 275	25	446	4 775
Balance as of 31 December 2005	**4 268**	**77 947**	**181 686**	**1 115**	**42 188**	**307 204**
Balance as of 1 January 2006	**4 268**	**77 947**	**181 686**	**1 115**	**42 188**	**307 204**
Acquisitions through business combinations	2 751	21 680	33 534	2 753	2 680	63 398
Other acquisitions	28	2 163	6 646	4 008	12 322	25 167
Transfer/Other	–	835	901	(1 887)	149	(2)
Transfer to non-current assets held for sale	–	–	(33)	–	(221)	(254)
Disposals	–	(182)	(3 083)	–	(2 044)	(5 309)
Effects of movement in foreign exchange	163	2 090	2 845	100	639	5 837
Balance as of 31 December 2006	**7 210**	**104 533**	**222 496**	**6 089**	**55 713**	**396 041**
Depreciation and impairment losses						
Balance as of 1 January 2005	**48**	**15 652**	**75 179**	–	**21 992**	**112 871**
Depreciation charge for the year	4	3 329	16 971	–	4 552	24 856
Transfer to non-current assets held for sale	–	–	(5)	–	–	(5)
Disposals	–	(1 130)	(1 781)	–	(1 745)	(4 656)
Effects of movement in foreign exchange	8	404	1 258	–	266	1 936
Balance as of 31 December 2005	**60**	**18 255**	**91 622**	–	**25 065**	**135 002**
Balance as of 1 January 2006	**60**	**18 255**	**91 622**	–	**25 065**	**135 002**
Depreciation charge for the year	4	3 817	16 895	–	6 160	26 876
Transfer/Other	–	–	(7)	–	7	–
Transfer to non-current assets held for sale	–	–	(33)	–	–	(33)
Disposals	–	(174)	(2 796)	–	(1 374)	(4 344)
Effects of movement in foreign exchange	–	508	1 496	–	299	2 303
Balance as of 31 December 2006	**64**	**22 406**	**107 177**	–	**30 157**	**159 804**

2.11

PROPERTY, PLANT AND EQUIPMENT AND INVESTMENT PROPERTY (CONTINUED)

PROPERTY, PLANT AND EQUIPMENT

Carrying amounts in CHF thousand	Land	Buildings	Plant and production equipment	Prepayment and PP&E under construction	Other equipment	Total
As of 31 December 2005	**4 208**	**59 692**	**90 064**	**1 115**	**17 123**	**172 202**
As of 31 December 2006	**7 146**	**82 127**	**115 319**	**6 089**	**25 556**	**236 237**

Transfers 2006 were recognized in Software (refer to 2.12.).

Impairment losses and subsequent reversal

There were no impairment losses and reversals during 2006 and 2005.

Leased plant and machinery

The carrying amount of assets held under finance leases amounts to TCHF 126 as of 31 December 2006 (prior year: TCHF 196).

Capital commitments

As of 31 December 2006 the capital commitment amounts to TCHF 9 592 (prior year: nil).

Fire insurance value

As of 31 December 2006 the fire insurance value amounts to TCHF 347 529 (prior year: TCHF 250 679).

Pledged assets

As of 31 December 2006 the book value of pledged assets amounts to TCHF 45 394 (prior year: TCHF 30 931).

INVESTMENT PROPERTY

The investment property relates to a land reserve owned by TK-CENTER BIRRFELD AG, Lupfig. The carrying amount as of 31 December 2006 amounts to TCHF 2 054 (prior year: nil) representing the fair value of the asset at the time control has been assumed (see 2.3).

2.12
INTANGIBLE ASSETS

in CHF thousand	Goodwill	Software	Customer Relationships	Other Intangible Assets (Finite lives)	Other Intangible Assets (Indefinite lives)	Total
Cost						
Balance as of 1 January 2005	**74 774**	**7 626**	**–**	**1 206**	**–**	**83 606**
Acquisitions through business combinations	606	–	–	–	–	606
Other acquisitions	–	585	–	–	–	585
Transfer/Other	1	–	–	(1)	–	–
Disposals	–	(180)	–	–	–	(180)
Effects of movement in foreign exchange	1 103	108	–	10	–	1 221
Balance as of 31 December 2005	**76 484**	**8 139**	**–**	**1 215**	**–**	**85 838**
Balance as of 1 January 2006	**76 484**	**8 139**	**–**	**1 215**	**–**	**85 838**
Acquisitions through business combinations	74 253	175	61 544	–	4 327	140 299
Other acquisitions	–	1 528	–	110	–	1 638
Transfer/Other	–	2	–	–	–	2
Effects of movement in foreign exchange	3 489	96	778	37	55	4 455
Balance as of 31 December 2006	**154 226**	**9 940**	**62 322**	**1 362**	**4 382**	**232 232**
Amortization and impairment losses						
Balance as of 1 January 2005	**342**	**3 353**	**–**	**164**	**–**	**3 859**
Amortization charge for the year	–	1 556	–	183	–	1 739
Disposals	–	(180)	–	–	–	(180)
Effects of movement in foreign exchange	–	49	–	1	–	50
Balance as of 31 December 2005	**342**	**4 778**	**–**	**348**	**–**	**5 468**
Balance as of 1 January 2006	**342**	**4 778**	**–**	**348**	**–**	**5 468**
Amortization charge for the year	–	1 806	599	197	–	2 602
Effects of movement in foreign exchange	–	78	14	9	–	101
Balance as of 31 December 2006	**342**	**6 662**	**613**	**554**	**–**	**8 171**

2.12

INTANGIBLE ASSETS (CONTINUED)

Carrying amounts in CHF thousand	Goodwill	Software	Customer Relationships	Other Intangible Assets (Finite lives)	Other Intangible Assets (Indefinite lives)	Total
As of 31 December 2005	**76 142**	**3 361**	**–**	**867**	**–**	**80 370**
As of 31 December 2006	**153 884**	**3 278**	**61 709**	**808**	**4 382**	**224 061**

The increase in goodwill and other intangible assets in 2006 are due to the acquisition of FRICOPAN BACK GMBH, Berlin, FRICOPAN BACK GMBH IMMEKATH, FRICOPAN UK LTD and FRICOPAN MIDDLE EAST FZE.

Other intangible assets with indefinite useful lives are trademarks acquired in the above mentioned business combination. The useful life of the trademarks is presently considered to be indefinite, therefore the assets are not systematically amortized.

Impairment loss and subsequent reversal

There were no impairment losses and reversals during 2006.

Allocation of goodwill and intangible assets with indefinite useful lives:

The cash generating units (CGU) are defined as follows:

CGU	Goodwill	Other Intangible Assets (Indefinite lives)
HIESTAND & SUHR HANDELS- UND LOGISTIK GMBH	70 639	–
HIESTAND POLSKA SP. Z.O.O.	8 053	–
FRICOPAN GROUP[1]	75 192	4 382
Total as of 31 December 2006	**153 884**	**4 382**

1 The integration of FRICOPAN in the HIESTAND GROUP structure has not yet been finalized.

Impairment tests for cash-generating units containing goodwill and intangible assets with indefinite useful lives

HIESTAND & SUHR HANDELS- UND LOGISTIK GMBH and HIESTAND POLSKA SP.Z.O.O.

The last impairment test was performed as of 31 December 2006 based on the present and expected future performance of the above cash generating units. The future performance is based on the detailed budgets for the years 2007, 2008 and 2009. Thereafter, cash flows were extrapolated using a growth rate of 0%.

These detailed budgets were used for a free cash flow calculation by CGU with a discount rate of 8% and led to a value in use. This value in use was compared with the actual net assets of the respective CGU.

Based on the impairment tests as of closing date for HIESTAND BETEILIGUNGSHOLDING GMBH & CO. KG, HIESTAND & SUHR HANDLES- UND LOGISTIK GMBH and HIESTAND POLSKA SP.Z.O.O., the value of all goodwill positions held is confirmed. In the opinion of management, there are no realisticly possible changes to the applied assumptions that may result in an impairment loss. This excludes unforeseen circumstances.

FRICOPAN GROUP

An impairment test was perfomed as of closing date by comparing the carrying amount of the CGU to ist fair value less costs to sell. The fair value was determined based on discounted cash flows for the years 2007–2011, using a discount rate of 7.2% and a growth rate of 1.5% to extrapolate the cash flow projections. The discount rate was determined based on information of comparable listed companies.

Based on the impairment tests, the fair value less costs to sell exceeds the carrying amount by CHF 15 millions. The following changes to the applied assumptions would result in the recoverable amount equaling the respective carrying amount:

- Increase in the discount rate of approximately 0.7 percentage points, or
- decrease in the growth rate by approximately 0.8 percentage points

Capital commitments

As per 31 December 2006 there are no capital commitments (prior year: nil).

2.13

INVESTMENTS IN ASSOCIATES

The following are the significant associates:

Company, domicile	Share capital in millions	Percentage held 2006	Percentage held 2005	Method of accounting E/F [1]	Carrying amount 2006	Carrying amount 2005
TK-CENTER BIRRFELD AG, Lupfig (CH)	1.500	100.00	36.50	F	–	836

As of 1 March 2006 fully consolidated (refer to 2.3).

Summary financial information on associates - 100 per cent:

2005 in CHF thousand	Assets	Liabilities	Equity	Revenues	Profit/(loss)
TK-CENTER BIRRFELD AG, Lupfig (CH)	20 555	18 207	2 348	8 215	648

1 E = accounted for using the equity method; F= fully consolidated

2.14

OTHER FINANCIAL ASSETS

Other Non-current financial assets

in CHF thousand	2006	2005
Rental deposits	380	259
Customs deposits	340	321
Other	1 930	285
Total	**2 650**	**865**

Among others the other non-current financial assets include the minority investment of LA NOUVELLE BOULANGERIE BACKWAREN UND- TECHNIK VERTRIEBS GMBH, Berlin (Carrying amount: TCHF 1 676).

Current financial assets

in CHF thousand	2006	2005
Equity securities held for trading	2 736	2 632
Other	–	–
Total	**2 736**	**2 632**

These equity securities are held as cash reserve.

2.15

TRADE AND OTHER PAYABLES

Trade payables

in CHF thousand	2006	2005
Trade payables (Third parties)	49 162	23 567
Trade payables (Related parties)	–	571
Total	**49 162**	**24 138**

Other payables

in CHF thousand	2006	2005
Other payables (Third parties)	4 697	9 113
Other payables (Related parties)	160	–
Derivative liabilities	–	3
Pension funds	149	22
Total	**5 006**	**9 138**

2.16

INTEREST-BEARING LOANS AND BORROWINGS

Non-current liabilities

in CHF thousand	2006	2005
Bank liabilities	156 148	–
Finance lease liabilities	78	137
Mortgages	6 586	16 696
Loans from third parties	8 600	12 000
Total	**171 413**	**28 833**

Current liabilities

in CHF thousand	2006	2005
Bank liabilities	32 387	13 630
Finance lease liabilities	173	108
Mortgages	11 530	4 459
Loans from third parties	–	2 400
Total	**44 089**	**20 597**

2.16

INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

Bank loans and Bank liabilities	2006		2005	
in CHF thousand		Interest rate		Interest rate
Fixed advances and investement loan				
HIESTAND HOLDING AG, Lupfig: investment loan	156 148	2.94%	–	–
HIESTAND HOLDING AG, Lupfig: short term part of the investment loan and other bank liabilities	9 396	1.00% - 2.94%	8 978	1.20% - 2.90%
HIESTAND DEUTSCHLAND GMBH, Gerolzhofen	805	4.22%	3 896	2.96% - 3.00%
HIESTAND & SUHR HANDELS- UND LOGISTIK GMBH, Vogtsburg-Achkarren	982	4.57%	756	4.57%
FRICOPAN BACK GMBH, Berlin	7 123	3.35% - 3.55%	–	–
FRICOPAN BACK GMBH IMMEKATH, Immekath	14 081	3.80% - 6.00%	–	–
Total	**188 535**		**13 630**	

The investment loan of the HIESTAND HOLDING AG, Lupfig was raised in light of the acquisition of the FRICOPAN GROUP. The variable interest rate is determined for 1 to 36 month based on LIBOR or SWAP rate plus a margin. The credit contract is valid till 31 December 2012 with a repayment schedule for part of the facilities. The HIESTAND GROUP is subject to various debt covenants in connection with this investment loan (see 2.26).

Mortgage loans
These mortgage loans are collateralized with mortgage notes on real estate owned by the HIESTAND GROUP. Mortgage notes of TCHF 0 (prior year: TCHF 7 000) encumbering the properties in Schlieren secure mortgage loans in the amount of TCHF 0 (prior year: TCHF 5 575). The interest rate in the prior year: 1.90%.

Registered credit lines secured by land totalling TEUR 11 555 (prior year: TEUR 11 555) encumber the properties in Gerolzhofen. They secure mortgage loans in favor of HIESTAND DEUTSCHLAND GMBH, Gerolzhofen, amounting to TCHF 7 309 (prior year: TCHF 7 077) non-current and TCHF 3 391 (prior year: TCHF 4 459) as current mortgage loan. The applicable interest rates vary by contract and range between 3.87% and 4.00% (prior year: 3.87% and 4.00%).

Registered credit lines secured by land totalling TEUR 3 800 (prior year: TEUR 3 800) encumber the properties in Vogtsburg-Achkarren. They secure mortgage loans in favor of HIESTAND SUHR & HANDELS -UND LOGISTIK GMBH, Vogtsburg-Achkarren, amounting to TCHF 3 195 (prior year: TCHF 4 044). The applicable interest rate for 2006 by contract amounts to 3.8% (prior year: 3.8%).

Registered credit lines secured by land and buildings totalling TEUR 3 826 encumber the properties in Berlin. They secure mortgage loans in favor of FRICOPAN BACK GMBH, Berlin, amounting to TCHF 4 388. The applicable interest rates vary by contract and range between 3.55% and 4.20%.

Registered credit lines secured by land and buildings totalling TEUR 5 483 encumber the properties in Immekath. They secure mortgage loans in favor of FRICOPAN BACK GMBH IMMEKATH, Immekath, amounting to TCHF 3 224. The applicable interest rates vary by contract and range between 4.50% and 5.60%.

Loans from third parties
As of 31 December 2006 the loans from third parties have an interest rate of 3% (prior year: 3%).

2.16

INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

Finance lease liabilities

Finance lease liabilities are repayable as follows:

in CHF thousand	Minimum lease payments 2006	Interest 2006	Principle 2006	Minimum lease payments 2005	Interest 2005	Principle 2005
Less than one year	221	48	173	122	14	108
Between one and five years	86	8	78	100	10	91
More than five years	–	–	–	53	6	46
Total	**307**	**56**	**251**	**275**	**30**	**245**

These lease contracts relate mainly to car and office equipment.

Interest-bearing liabilities by currency in original currency and due dates

in CHF thousand	Current	Non-Current	2006	Current	Non-Current	2005
EUR	34 519	6 586	41 106	15 345	11 131	26 476
CHF	7 049	164 826	171 875	2 468	17 703	20 171
JPY	2 521	–	2 521	2 784	–	2 784
Total	44 089	171 413	**215 502**	20 597	28 833	**49 430**

Thereof is due in <1 year	44 089	–	**44 089**	20 597	–	**20 597**
Thereof is due in 1-5 years	–	94 586	**94 586**	–	27 470	**27 470**
Thereof is due in >5 years	–	76 826	**76 826**	–	1 364	**1 364**

2.17

EMPLOYEE BENEFITS

in CHF thousand	2006	2005
Present value of unfunded obligations	(686)	(741)
Present value of funded obligations	(51 330)	(38 040)
Fair value of plan assets	50 111	37 523
Present value of net assets/ (obligations), net	**(1 905)**	**(1 258)**
Unrecognized actuarial gains and losses	2 776	2 084
Unrecognized asset due to asset ceiling	(989)	(863)
Recognized asset/(liability) for defined benefit obligations, net	**(118)**	**(37)**
Provision for long-term service benefits	(442)	(327)
Total employee benefits, net	**(560)**	**(364)**

Presented in the balance sheet as follows:

Employee benefit assets	680	718
Employee benefit obligations	(1 240)	(1 082)
Total employee benefits, net	**(560)**	**(364)**

Recognized employee benefit assets represent prepaid employer contributions to pension plans.

Movements in the present value of the funded defined benefit obligation and in plan assets

in CHF thousand	2006	2005
Defined benefit obligation at 1 January	**38 040**	**29 779**
Acquisitions through business combinations	2 968	–
Current service cost	3 890	3 065
Interest cost	1 304	998
Actuarial losses (gains)	1 605	2 290
Benefits paid	3 523	1 908
Defined benefit obligation at 31 December	**51 330**	**38 040**
Fair value of plan assets at 1 January	**37 523**	**30 583**
Acquisitions through business combinations	2 950	–
Expected return	1 228	889
Actuarial gains (losses)	913	179
Contributions	3 974	3 964
Benefits paid	3 523	1 908
Fair value of plan assets 31 December	**50 111**	**37 523**

Movements in the net asset/(liability) for defined benefit obligations recognized in the balance sheet

in CHF thousand	2006	2005
Net liability for defined benefit obligations 1 January	(37)	146
Acquisitions through business combinations	(18)	–
Employer contributions	2 435	2 208
Expense recognized in income statement	(2 498)	(2 391)
Net movement	(81)	(183)
Recognized asset/(liability) for defined benefit obligations, net	**(118)**	**(37)**

Expense recognized in the income statement

in CHF thousand	2006	2005
Current service costs	3 890	3 065
Interest on obligation	1 304	998
Expected return on plan assets	(1 228)	(889)
Additional expense due to asset ceiling	127	612
(Decrease)/Increase of unfunded obligations, net	(55)	257
Expense for defined benefit plans, gross	**4 038**	**4 043**
Less employees' contributions	(1 540)	(1 652)
Expense for defined benefit plans, net	**2 498**	**2 391**

in CHF thousand	2006	2005
Actual return on plan assets	(2 142)	(1 066)

The expected return on plan assets is based on market expectations for the respective asset categories over the entire life of the related obligation. The difference between the expected and actual return represents an actuarial gain or loss.

The expected payment for employer contributions in the year 2007 is estimated at CHF 2.5 million.

Liability for defined benefit obligations

Principle actuarial assumptions at the balance sheet date (expressed as weighted average):

in CHF thousand	2006	2005
Discount rate	3.00%	3.25%
Expected return on plan assets	2.75%	2.75%
Future salary increases	1.50%	1.50%
Future pension increases	0.00%	0.00%

The following table shows the funded defined benefit obligation and the impact of historical deviations between expected and actual return on plan assets for the last two years:

in CHF thousand	2006	2005
Present value of funded obligations 31 December	(51 330)	(38 039)
Fair value of plan assets 31 December	50 111	37 522
Surplus/(Deficit)	**(1 219)**	**(517)**

Experience adjustments on:

in CHF thousand	2006	2005
Plan assets	1 000	179
Plan liabilities	1 605	2 290

2.17

EMPLOYEE BENEFITS (CONTINUED)

The plan assets as per 31 December were invested in following asset categories:

	2006	2005
Equity instruments	10%	12%
Debt instruments	44%	64%
Property	18%	7%
Cash and other financial assets, including insurance entitlements	28%	17%
Total	**100%**	**100%**

Share based payments

During the year 2006 no share based payments were granted.

In the year 2005 there was an agreement in place with a senior-level management member stipulating that in the event the Group reaches consolidated sales of more than CHF 1 billion and/or the HIESTAND share price reaches CHF 1 000, a share bonus of TCHF 2 500 is granted. The share price target was reached on 9 June 2005 and 2 500 shares were allocated in the year 2005. The agreement does not fall under the IFRS 2 due to the transitional provisions of the standard. The transaction therefore did not effect net income but was recognized in equity.

2.18

PROVISIONS

in CHF thousand	Litigation	Site restoration	Onerous contracts	Other provisions	Total
Balance as at 1 January 2005	–	544	3 210	220	3 974
Provisions made during the year	–	–	90	–	90
Provisions used during the year	–	–	(1 852)	–	(1 852)
Provisions reversed during the year	–	–	(281)	(234)	(515)
Unwind of discount	–	9	91	–	100
Foreign exchange effects	–	–	52	14	66
Balance as at 31 December 2005	–	553	1 309	–	1 862
Balance as at 1 January 2006	–	553	1 309	–	1 862
Acquisition through business combination	98	25	98	–	221
Provisions made during the year	–	44	–	–	44
Provisions used during the year	(96)	–	(245)	–	(341)
Provisions reversed during the year	–	–	(204)	–	(204)
Unwind of discount	–	–	142	–	142
Foreign exchange effects	–	–	33	–	33
Balance as at 31 December 2006	2	622	1 133	–	1 757

Onerous contracts relate mainly to a long-term rent contract in Austria which is continuously used till 2011.

The provision for site restoration was discounted at 8%. The respective asset will be depreciated over the contractual period and it could be earliest realized at the end of the rental contract in the year 2011.

2.19

COMMITMENTS AND CONTINGENT LIABILITIES

HIESTAND entered into long-term lease contracts up to 10 years with an optional extension for production sites, which are not owned by the HIESTAND GROUP (see also 2.27) and into a bid bond for raw material amounting to TCHF 1 287 (prior year: TCHF 1 247). Additionally HIESTAND DEUTSCHLAND entered into delivery contracts with their raw material suppliers amounting to TCHF 10 137 (prior year: nil). There are no other material commitments and contingent liabilities.

2.20

EQUITY

Share capital

in CHF thousand	Ordinary shares 2006	2005
On issue at 1 January	532	526
Issued under the employee share bonus program	–	6
On issue at 31 December – Fully paid	**532**	**532**

The share capital is composed of 531 930 registered shares with a par value of CHF 1.– each. In 2005, based on the employee share bonus program, 5 775 registered shares were issued out of the authorized capital.

The balance of the treasury shares amounts to 1 001 (prior year: 1 326).

Dividends

The General Meeting has, based on the proposal of the Board of Directors, approved a dividend of CHF 15.– per registered share in 2006 for the year 2005.

in CHF thousand	2006	2005
Dividends paid	7 963	5 232
Total	**7 963**	**5 232**

Proposed appropriation of available earnings

The Board of Directors proposes to the General Meeting the following appropriation of available earnings:

in CHF thousand	2006	2005
Available earnings	71 545	56 327
Payment of a dividend of CHF 18.– per registered share (prior year: CHF 15.–)	9 575	7 979
To be carried forward	61 971	48 348
Total	**71 545**	**56 327**

2.21

EARNINGS PER SHARE

Basic earnings per share

The calculation of basic earnings per share at 31 December 2006 was based on the profit attributable to ordinary shareholders of TCHF 34 287 and a weighted average number of ordinary shares outstanding during the year ended 31 December 2006 of 530 850, calculated as follows:

Profit attributable to ordinary shareholders

in CHF thousand	2006	2005
Profit for the period attributable to the shareholders of the parent company	34 287	31 373
Profit for the period attributable to the shareholders of the parent company	**34 287**	**31 373**

Weighted average number of ordinary shares

in shares	2006	2005
Number of ordinary shares issued at 1 January	531 930	526 155
Weighted effect of treasury shares	(1 080)	(2 194)
Weighted effect of shares issued in connection with the employee share bonus program	–	4 331
Weighted average number of ordinary shares	**530 850**	**528 292**

Diluted earnings per share

The diluted earnings per share show the same amounts as the basic earnings per share since there are no dilution effects.

2.22

PERSONNEL EXPENSES

in CHF thousand	2006	2005
Wages and salaries	105 922	87 398
Compulsory social security contributions	14 597	8 636
Contributions to defined contribution plans	726	2 622
Expenses for defined benefit plans, net	2 498	2 391
Increase in liability for long-term service benefits	115	263
Employee cash bonus program	4 953	5 476
Total	**128 811**	**106 786**

2.23

OTHER OPERATING INCOME

in CHF thousand	2006	2005
Other operating income	4 214	2 932

This amount includes services which are not directly related with the main activities of the HIESTAND GROUP such as marketing and transport services. Furthermore the income derived from the sales of ovens and freezers for our customers is presented here, whereas the respective expenses are shown in other operating expenses.

2.24

OTHER OPERATING EXPENSES

in CHF thousand	2006	2005
Rental expenses	10 617	9 003
Energy and Waste Disposal	11 036	7 912
Property expenses	111	107
Repair and maintenance expenses	8 645	6 117
Distribution (transportation and storage)	37 709	45 206
Marketing expenses	6 096	4 468
Selling expenses	11 118	9 540
Other operating expenses	17 555	13 967
Total	**102 887**	**96 320**

Other operating expenses include, among others, expenses for communication, office material, insurance, audit fees, the costs of the Annual General Meeting, the annual report and public relations, as well as various consulting expenses.

2.25

NET FINANCING COSTS

in CHF thousand	2006	2005
Interest income	177	237
Dividend income	171	–
Foreign exchange gains	8 627	7 034
Badwill out of acquisition	202	–
Gain derived from trading and other investments incl. derivatives	224	139
Financial Income	**9 401**	**7 410**
Interest expense	2 888	3 139
Foreign exchange losses	9 045	6 667
Write off on financial assets	379	994
Loss derived from trading investments incl. derivatives	95	97
Financial expenses	**12 407**	**10 897**
Net financing costs	**(3 006)**	**(3 487)**

2.26

FINANCIAL INSTRUMENTS

Derivative financial instruments

HIESTAND DEUTSCHLAND GMBH, Gerolzhofen, was party of an interest rate swap contract which expired on 31 March 2006. The contract partner was Deutsche Genossenschafts-bank Bayern, Würzburg. The contract volume amounted to TEUR 575. The unrealized loss incurred on this contract in 2006 amounted to TEUR nil (prior year: TEUR 2). During the current year, HIESTAND GROUP did not use any other derivative financial instruments.

The interest swap contract expired on 31 March 2006 and the variable interest rate amounts to 2.8919%.

No hedge accounting was applied in 2006 and 2005.

Interest rate risk

Interest rate risk arises from movements in interest rates which could have effects on the Group's net income or financial position. Changes in interest rates may cause variations in interest expenses resulting from interest-bearing liabilities. The interest rates on the Groups financial liabilities are variable and are currently not hedged.

Credit risk

Credit risk arises from the possibility that the counterparty to a transaction may be unable or unwilling to meet their obligations causing a financial loss. HIESTAND has no significant concentration of credit risks due to the large number of customers.

Foreign exchange risk

The Group is exposed to movements in foreign currencies affecting its net income and financial position, expressed in Swiss Francs. For many group companies revenues and operating expenses are primarily in their local currency. Therefore, foreign exchange exposure arises mainly on net balances of monetary assets held in foreign currencies. They are currently not hedged.

Liquidity risk

The group maintains sufficient reserves of cash and readily realizable marketable securities to meet its liquidity requirements. Individual Group companies are generally responsible for their own cash management. Short term investment of cash surpluses and the raising of loans to cover cash deficits is subject to approval from group management.

Debt Covenants

The Group is financed by banks which stipulate in their contracts debt covenant factors of less than 2.5 (level of indebtness), a net asset ratio of more than 30% with a minimum total equity of CHF 200 million and an interest coverage factor of bigger than 6.0. As of 31 December 2006 HIESTAND complied with all financial covenants.

Pledged financial assets

An intra-group loan in the amount of CHF 12.9 million (prior year: CHF 18.0 million), embodying net assets of the Group and the investment in this subsidiary amounting to CHF 12.0 million (prior year: CHF 12.0 million) have been pledged as collateral for liabilities due to a business partner.

2.27

OPERATING AND FINANCE LEASES

Operating leases

Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

in CHF thousand	2006	2005
Less than one year	4 345	2 987
Between one and five years	12 273	9 955
More than five years	7 975	5 672
Total	**24 593**	**18 614**

Lease and sublease expenses recognized in the income statement amounted to TCHF 10 721 to 31 December 2006 (prior year: TCHF 9 081).

Leases as lessor

Non-cancellable operating lease rentals are receivable as follows:

in CHF thousand	2006	2005
Less than one year	110	–
Between one and five years	261	–
Total	371	–

Finance leases

Leases as lessor

The minimum lease payments (receivable) under non-cancelable leases are as follows:

in CHF thousand	2006	2005
Less than one year	199	–
Between one and five years	391	–
Total	590	–

These lease contracts relate mainly to oven and freezer agreements.

2.28

ACCOUNTING ESTIMATES AND JUDGEMENTS

Management discusses with the Audit Committee the development, selection and disclosure of the Group's critical accounting policies, estimates and the application of these policies and estimates.

Property, plant and equipment

Property, plant and equipment are reviewed whenever there are indications that their carrying amount may no longer be recoverable. Impairment losses resulting from this review are recognized as an expense in the income statement. The main assumptions on which impairment tests are based include growth rates, margins and discount rates. The cash inflows actually generated can differ from discounted expected values. In addition, useful lives can become shorter or assets impaired if the purpose of the respective assets changes. The carrying amounts of property, plant and equipment are set out in note 2.11.

Goodwill impairment testing

Please refer to 2.12.

Pension assumptions

The significant pension plans in Switzerland qualify as defined benefit plans under IAS 19. The Group's net obligation is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The calculation is performed on an annual basis by qualified actuaries using the projected credit unit method. The calculation is based on estimates and assumptions relating to discount rates, expected return on plan assets and future salary trends. The actuary also uses statistical data such as mortality tables and staff turnover rates with a view to determining employee benefit obligations. If this parameters change due to a change in economic and market conditions, the subsequent results can deviate considerably from the actuarial calculations. The carrying amounts of the plan assets and liabilities in the Balance Sheet are set out in note 2.17.

Income tax

Tax liabilities are measured on the basis of an interpretation of the tax regulations in place in the relevant countries. The adequacy of this interpretation is assessed by the tax authorities in the course of the final assessment or tax audits. This can result in material changes to tax expenses. Furthermore, in order to determine whether tax loss carry forwards may be carried as an asset, it is necessary to critically assess the probability that future taxable profit will be available (see 2.4).

Intangible assets

Please refer to 2.12

2.29

MONETARY RESTRICTIONS ON FINANCIAL TRANSACTIONS WITH SUBSIDIARIES

For our subsidiaries in Malaysia there is a legal obligation to obtain a government approval for repayment of intercompany loans and/or outstanding Group fees.

2.30

RELATED PARTIES

Related parties are members of the Group Executive Committee, the Board of Directors, associated companies and important shareholders, as well as companies under their control.

Transactions with key management personnel

The key management personnel compensations are as follows:

in CHF thousand	2006	2005
Cash compensation	5 175	3 402
Share based payments	–	3 802
Total	**5 175**	**7 204**

Share based payments are here presented in the period in which they were allotted.

2 500 shares were granted to a senior-level management member on 9 June 2005. See also 2.17 Share based payments.

There were no other transactions with key management personnel.

Transactions with other related parties

In 2006 the Group had the following transactions with related parties: Sales amounting to TCHF 5 620 (prior year: TCHF 4 092), cost amounting to TCHF 1 057 (prior year: TCHF 6 467), accounts receivable outstanding amounting to TCHF 1 939 (prior year: TCHF 1 127), accounts payable TCHF 160 (prior year: TCHF 571) and a loan receivable outstanding amounting to TCHF 0 (prior year: TCHF 2 303), interest rate 4% p.a.

2.31

GROUP ENTITIES

Significant Shareholders

The Group's principle shareholders are Blixen Ltd (IAWS) with 32% shareholding, Focus Capital Investors Master Fund Ltd with 12.2% shareholding and Sarasin Investment Funds with 5.7% shareholding.

Significant subsidiaries

The following table shows the significant subsidiaries of the Group:

Company, domicile	Share capital in millions	Percentage held 2006	Percentage held 2005	Method of accounting E/F [1]
HIESTAND HOLDING AG, Lupfig (CH)	CHF 0.532	n/a	n/a	n/a
HIESTAND INTERNATIONAL AG, Schlieren (CH)	CHF 0.200	100.00	100.00	F
HIESTAND SCHWEIZ AG, Schlieren (CH)	CHF 3.500	100.00	100.00	F
TK-CENTER BIRRFELD AG, Lupfig (CH)[2]	CHF 1.500	100.00	36.50	F
HiCoPain AG, Dagmersellen (CH)	CHF 20.000	60.00	60.00	F
HIESTAND BETEILIGUNGSHOLDING GMBH & CO. KG, Gerolzhofen (DE)	EUR 0.026[6]	100.00	100.00	F
HIESTAND DEUTSCHLAND GMBH, Gerolzhofen (DE)	EUR 0.512	100.00	100.00	F
HIESTAND & SUHR HANDELS- UND LOGISTIK GMBH, Vogtsburg-Achkarren (DE)	EUR 0.025	100.00	100.00	F
FRICOPAN BACK GMBH, Berlin (DE)[3]	EUR 1.500	100.00	0.00	F
FRICOPAN BACK GMBH IMMEKATH, Immekath (DE)[3]	EUR 4.000	100.00	0.00	F
FRICOPAN MIDDLE EAST FZE, Ras Al Khaimah (UAE)[3]	AED 0.100	100.00	0.00	F
FRICOPAN UK, LTD, Romsey, Hampshire (UK)[3]	GBP 0.004	100.00	0.00	F
HIESTAND JAPAN CO., LTD, Tokio (JP)	JPY 185.000	100.00	100.00	F
HIESTAND AUSTRIA GMBH, Wiener Neudorf (AT)	EUR 0.036	100.00	100.00	F
HIESTAND POLSKA SP. Z.O.O., Grodzisk Mazowiecki (PL)	PLN 60.637	100.00	100.00	F
HIESTAND MALAYSIA SDN BHD, Bandar Baru Bangi (MY)	MYR 2.400	100.00	100.00	F
HIESTAND USA, INC., Colleyville (US)[4]	USD 0.025	0.00	100.00	F
LA NOUVELLE BOULANGERIE BACKWAREN UND- TECHNIK VERTRIEBS GMBH, Berlin (DE)[5]	EUR 0.026	25.00	0.00	n/a

1 E = accounted for using the equity method: F = fully consolidated.
2 The TK-CENTER BIRRFELD AG was acquired to 100% by HIESTAND SCHWEIZ AG in the first halfyear 2006, cp. note 2.3.
3 FRICOPAN BACK GMBH, Berlin, FRICOPAN BACK GMBH IMMEKATH, FRICOPAN UK LTD as well as FRICOPAN MIDDLE EAST FZE were acquired as per 1 November 2006, cp. note 2.3.
4 The US Operations were discontinued at October 2001 and as per 1 December 2006 closed.
5 Based on contractual agreements HIESTAND has no significant influence based on IAS 28.
6 The amount disclosed represents limited liability capital.

2.32

SUBSEQUENT EVENTS

HIESTAND GROUP has founded a new 100% subsidiary, called HIESTAND SERVICES AG with registered capital of TCHF 200. The transaction took place on 5 March 2007. Moreover the Board of Directors has decided to found a 100% subsidiary in Turkey. The transaction took place on 1 March 2007. The amount of registered share capital has not yet been fixed.

No other events have occurred since 1 January 2007 that would either necessitate an adjustment to the carrying amount of assets and liabilities or need to be disclosed here.

KPMG

REPORT OF THE GROUP AUDITORS TO THE GENERAL MEETING OF HIESTAND HOLDING AG, LUPFIG

As group auditors, we have audited the consolidated financial statements (balance sheet, income statement, statement of changes in equity, cash flow statement and notes on pages 38 to 88) of HIESTAND HOLDING AG for the year ended 31 December 2006.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards and with the International Standards on Auditing (ISA), which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with the International Financial Reporting Standards (IFRS) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

KPMG Ltd

Christoph Schwarz
Swiss Certified Accountant
Auditor in charge

Heike Schult
Swiss Certified Accountant

Zurich, 27 March 2007

FINANCIAL STATEMENTS OF HIESTAND HOLDING AG

ASSETS
as of December 31
in CHF

CURRENT ASSETS	Notes	2006	2005
Cash and cash equivalents		12 263 003	1 120 718
Current financial assets		4 135 356	3 945 784
Various accounts receivable from			
Group companies		4 705 499	1 865 875
Related parties		11 945	11 321
Third parties		12 854	15 097
Prepaid expenses and accrued income		8 470	14 052
Total current assets		**21 137 127**	**6 972 847**
NON-CURRENT ASSETS			
FINANCIAL ASSETS			
Investments	1	241 326 968	83 484 287
Loans due from Group companies	6	102 192 360	97 853 685
INTANGIBLE ASSETS			
Trademark rights		3	3
Total non-current assets		**343 519 331**	**181 337 975**
Total assets		**364 656 458**	**188 310 822**

LIABILITIES AND SHAREHOLDERS' EQUITY
as of December 31
in CHF

LIABILITIES	Notes		2006	2005
Bank debts			165 545 352	8 978 000
Various accounts payable				
Group companies			603 917	308 348
Third parties			435 245	80 667
Accrued expenses and deferred income			2 188 264	382 556
Tax provisions			2 808 722	587 453
Provisions			2 279 584	2 279 584
Total liabilities			**173 861 084**	**12 616 608**
SHAREHOLDERS' EQUITY				
Share capital	2/3		531 930	531 930
Paid-in legal reserves (share premium)			117 482 306	117 482 306
Retained legal reserves			322 000	322 000
Reserves for own shares	4		913 751	1 030 617
Available earnings			71 545 387	56 327 361
Profit brought forward		48 465 278	–	–
Profit for the year		23 080 109	–	–
Total shareholders' equity			**190 795 374**	**175 694 214**
Total liabilities and shareholders' equity			**364 656 458**	**188 310 822**

for the year ended December 31

in CHF

INCOME	2006	2005
Income from investments	25 030 480	25 000 000
Royalties	10 598 259	10 357 441
Financial income	6 620 302	6 894 114
Total income	**42 249 041**	**42 251 555**
EXPENSES		
Valuation adjustments	6 741 420	5 893 516
Administrative expenses	8 035 847	8 974 391
Financial expenses	1 941 431	3 601 448
Tax expenses	2 450 234	165 095
Total expenses	**19 168 932**	**18 634 450**
Profit for the year	**23 080 109**	**23 617 105**

1
INVESTMENTS

Company, domicile	Share capital in millions	Percentage held 2006	Percentage held 2005
HIESTAND SCHWEIZ AG, Schlieren (CH)	CHF 3.500	100.00	100.00
HIESTAND INTERNATIONAL AG, Schlieren (CH)	CHF 0.200	100.00	100.00
HIESTAND BETEILIGUNGSHOLDING GMBH & CO. KG, Gerolzhofen (DE)	EUR 0.026[3]	100.00	100.00
HIESTAND POLSKA SP. Z.O.O., Grodzisk Mazowiecki (PL)	PLN 60.637	100.00	100.00
HIESTAND AUSTRIA GMBH, Wiener Neudorf (AT)	EUR 0.036	100.00	100.00
HIESTAND JAPAN CO., LTD, Tokio (JP)	JPY 185.000	100.00	100.00
HIESTAND MALAYSIA SDN BHD, Bandar Baru Bangi (MY)	MYR 2.400	100.00	100.00
HIESTAND USA, INC., Colleyville (US)[1]	USD 0.025	0.00	100.00
TK-CENTER BIRRFELD AG, Lupfig (CH)[2]	CHF 1.500	0.00	36.50

1 The US Operation was closed as per 1 December 2006.
2 As per 30 March 2006, TK-CENTER BIRRFELD AG was sold to HIESTAND SCHWEIZ AG at cost.
3 The amount disclosed represents limited liability capital.

HIESTAND HOLDING AG has founded a new 100% subsidiary, called HIESTAND SERVICES AG with registered capital of TCHF 200. The transaction took place on 5 March 2007.

2
SHARE CAPITAL

The share capital is composed of 531 930 fully paid-in registered shares with a par value of CHF 1.– each.

3
AUTHORIZED CAPITAL

In 2005, based on the emloyee share bonus program, 5 775 registered shares were issued out of the authorized capital.

4

RESERVES FOR OWN SHARES

	Number of registered shares	Acquisition cost CHF
Balance as of 1 January 2006	1 326	1 030 617
Purchases	357	441 433
Sales/Disposal	(682)	(558 299)
Balance as of 31 December 2006	**1 001**	**913 751**

5

PRINCIPAL SHAREHOLDERS

in %	31.12.2006	31.12.2005
Blixen Ltd (IAWS GROUP)	32.0	32.0
Focus Capital Investors Master Fund Ltd	12.2	n/a
Sarasin Investment Funds	5.7	7.6

6

CONTINGENT LIABILITIES/ SUBORDINATION AGREEMENTS

The Company issued in the ordinary course of business letters of comfort and guarantees of TCHF 102 (prior year: TCHF 99) in favour of subsidiaries that are in the start-up phase.

The Company is also a member of a value added tax group and therefore jointly and severally liable for value added tax obligations to the Federal tax authority.

The Company signed letters of subordination with respect to loans due from subsidiaries, totalling TCHF 18 069 (prior year: TCHF 16 167).

7

PROPOSED APPROPRIATION OF AVAILABLE EARNINGS

in CHF	2006	2005
Available earnings	71 545 387	56 327 361

The Board of Directors proposes to the General Meeting the following appropriation of available earnings:

Payments of a dividend of CHF 18.– per registered share (prior year: CHF 15.–)	9 574 740	7 978 950
To be carried forward	61 970 647	48 348 411
Total	**71 545 387**	**56 327 361**

KPMG

REPORT OF THE STATUTORY AUDITORS TO THE GENERAL MEETING OF HIESTAND HOLDING AG, LUPFIG

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and notes on pages 92 to 97) of HIESTAND HOLDING AG for the year ended 31 December 2006.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

KPMG AG

Christoph Schwarz
Swiss Certified Accountant
Auditor in charge

Heike Schult
Swiss Certified Accountant

Zurich, 27 March 2007

HIESTAND HOLDING AG
Industriestrasse 15
CH–5242 Lupfig
Mailing address:
HIESTAND HOLDING AG
Investor Relations
Ifangstrasse 11
CH–8952 Schlieren-Zurich
Phone: +41 44 755 25 25
Fax: +41 44 755 20 01
E-mail: ir@hiestand.ch
www.hiestand.ch

HIESTAND INTERNATIONAL AG
Ifangstrasse 11
CH–8952 Schlieren-Zurich
Phone: +41 44 738 46 11
Fax: +41 44 755 20 01
E-mail: info@hiestand.ch
www.hiestand.ch

HIESTAND SCHWEIZ AG
Ifangstrasse 9
CH–8952 Schlieren-Zurich
Phone: +41 44 738 43 43
Fax: +41 44 738 46 13
E-mail: info@hiestand.ch
www.hiestand.ch

HIESTAND DEUTSCHLAND GMBH
Kolpingstrasse 1–3
DE–97447 Gerolzhofen
Phone: +49 9382 9711 0
Fax: +49 9382 9711 598
E-mail: info@hiestand.de
www.hiestand.de

HIESTAND & SUHR HANDELS- UND LOGISTIK GMBH
Auf der Haid 1
DE–79235 Vogtsburg-Achkarren
Phone: +49 7662 9303 0
Fax: +49 7662 9303-30
E-mail: info@hiestand-suhr.de
www.hiestand.de

FRICOPAN BACK GMBH
Nobelstrasse 66
DE–12057 Berlin
Phone: +49 30 683 983 0
Fax: +49 30 683 983 22
E-mail: info@fricopan.de
www.fricopan.de

FRICOPAN BACK GMBH IMMEKATH
Neuferchauer Weg 7
DE–38486 Immekath
Phone: +49 3909 40 92 0
Fax: +49 3909 4092 227
E-mail: info@fricopan.de
www.fricopan.de

HIESTAND POLSKA SP. Z.O.O.
Ul. Zachodnia 10
PL–05-825 Grodzisk Mazowiecki
Phone: +48 22 755 77 11
Fax: +48 22 755 77 18
E-mail: hiestand@hiestand.pl
www.hiestand.pl

HIESTAND AUSTRIA GMBH
Industriezentrum NÖ Süd
Str. 2C, Obj. M52
AT–2355 Wiener Neudorf
Phone: +43 2236 677 277 0
Fax: +43 2236 677 277 77
E-mail: info@hiestand.at
www.hiestand.at

HIESTAND JAPAN CO., LTD
Yoyogi Yoshino Building 2 F
1-58-5 Yoyogi, Shibuya-ku
JP–Tokyo 151-0053
Phone: +81 3 5358 6777
Fax: +81 3 5358 6711
E-mail: info@hiestand.co.jp
www.hiestand.co.jp

HIESTAND MALAYSIA SDN BHD
Lot 2, Jalan P 10/14, Seksyen 10
43650 Bandar Baru Bangi
MY–Selangor
Phone: +603 8925 7771
Fax: +603 8925 7779
E-mail: info@hiestand.com.my
www.hiestand.com.my

The expectations expressed in the present report are based on assumptions, from which the actual results may deviate. This report appears in two languages. The German-language version is binding.

PUBLISHING DETAILS

HIESTAND HOLDING AG
Industriestrasse 15
CH-5242 Lupfig
E-mail: ir@hiestand.ch
www.hiestand.ch

Concept and realization
Dr. Peter P. Knobel AG, Zug

Design
Hotz & Hotz, Steinhausen

Photography
Fotostudio Christian Ammann, Zurich
(Board of Directors and Management)

Print
Victor Hotz AG, Steinhausen
Print run: German 4 000,
English 1 000

Financial calendar 2007

Announcement of the 2006 annual results	April 11, 2007
Publication of the 2006 annual report	April 11, 2007
Media and analysts' conference	April 11, 2007
Annual General Meeting	May 9, 2007
Payment of dividend	May 16, 2007
Half-year results 2007	June 30, 2007
Announcement of half-year results 2007	August 2007
Financial year-end 2007 as	December 31, 2007

Exhibit 99.9


Hiestand
SWISS GOURMET BAKERY
SWISS GOU

ANNUAL REPORT 2007

Hiestand
SWISS GOURMET BAKERY





ASPECT | Value chain
POSITION | Logistics
FOCUS | Responsibility

Distribution by pallet

Military generals were the first to address the issue of logistics. They needed to have the right materials available in the required quantity at the right time and place. Logistics pursues the same goal in modern industry. High-performance logistical infrastructures are essential for delivering goods to the market on time.

Logistics takes on a particularly demanding dimension in the sale of deep frozen products. Freshness of the product at all times is only guaranteed if the temperature control chain functions without interruption from the production site to the point of sale. And baked goods have an additional requirement: deep frozen ready-to-bake, part-baked or finished bakery products are fragile, and have to be handled with great care.

For Hiestand, the arrival of products at their destination in absolutely perfect condition is of existential significance.

For transport from production site to warehouse, Hiestand operates with specialist road hauliers and shipping companies.

For example, baked goods for the Japanese market reach their destinations in Osaka and Tokyo by ecologically optimised routes in temperature controlled lorries and container vessels from their production sites in Switzerland, Germany, Poland or Malaysia. In Europe and Malaysia, Hiestand controls every last inch of the way to the point of sale. Hiestand staff make the deliveries, everywhere and always. They personally carry the products to the deep freeze counter, arrange them and remove the cardboard packaging. They bear the final responsibility in the supply chain, passing on the Hiestand quality philosophy that has to be taken on board by our retail partners.


9 42 60
928949

ASPECT | Value chain
POSITION | Sales
FOCUS | Proximity

Japanese POS sign

The Japanese traditionally breakfast on rice, miso soup and baked fish. But globalisation is bringing about a change in consumer behaviour. Above all, the young urban population of Japan is increasingly adopting Western breakfast habits. The Japanese lettering on the POS sign stands for the word "croissant".

With the successful introduction of the Swiss-style croissant and other selected baked goods, Hiestand has brought a piece of Swiss breakfast tradition to Japan.

One important reason for the success of this cultural export is the fact that Hiestand is familiar with the characteristics and special conditions of the Japanese market, and has found the right way to talk to its market partners there. Hiestand's local employees and specialists are familiar with the specific needs of Japanese customers. They are able to communicate the Hiestand philosophy in such a way as to make it understood and accepted.

Hiestand fosters proximity to the market on a number of levels. It is not only expressed in the provision of the right products for the market, but also in a permanent exchange of information and knowledge with market partners. Hiestand's master bakers visit the retailers and train sales personnel on site. They instruct staff in how to operate the ovens, and run through the various baking programmes with them.

These unique Hiestand Bake Off Academies are to be found in Switzerland, Germany, Poland and Japan. They teach practical expertise on all aspects of baking, provide hints on the correct handling of the products and deliver ideas and suggestions on marketing. Hiestand also supports its distribution partners in implementing sales promotion activities, and provides the required advertising materials and sales tools.


¥120
バターキッフェリ
スイス伝統のクロワッサン。
フランスタイプのものに比べると、
生地が細かく軽い食感です。
小麦 そば 卵 乳 落花生 その他

MESSAGE FROM THE CHAIRMAN

Dear Shareholders

The Hiestand Group had once again an excellent year. With sales increasing on last year's by 43.5%, to a total of CHF 740.6 million, we are well on course with our "Roadmap 2010", according to which we should reach the one billion mark in sales in the year 2010. The same also applies to our earning power, which has developed very positively measured by the EBIT of CHF 67.3 million (prior year CHF 52.3 million) and a consolidated income of CHF 48.3 million (prior year 36.8 million).

This extraordinary quantitative and qualitative growth is the outcome of the Hiestand Group's clear strategy and effective operational management. The international environment offers us the opportunity to pursue a growth-focused strategy with manageable risk, against the background of the rapid and sustained change in demand that is perceptible in all markets. Freshness and convenience are in demand and we are likely to be able to benefit from this change in needs for a long time to come. It is a demand shift that has triggered far-reaching structural changes not only in the bakery industry, but in other sectors as well. Our innovative and high-quality assortment of deep-frozen baked goods and our sales and service concept meet the changing needs of our customers and of the consumer.

The high investments that we made in past years into building the unique international Hiestand production, logistics and service chain are now paying off, and are of inestimable value in securing Hiestand's long-term competitiveness: we can use these strategic investments to build high entry barriers against competitors and protect our market positions accordingly. These efforts will also bring rewards in the coming years.

Our ability to achieve double-digit, long-term organic growth by our control of the value chain is one of our business model's core strengths. It reduces our dependence on acquisitions, which are always attended by certain risks, but at the same time it gives us the security of being able to assess these risks accurately when we do pursue acquisitions. With the successful integration of the German company Fricopan, we have proved that we have mastered not only the art of organic growth, but also that of growth by acquisition. This skill is also of great importance to Hiestand's future, because consolidation is in full swing in the European frozen baked goods market and we want to play an active part in it.

Germany, probably one of the most well established European bread markets, became Hiestand's largest national market last year. Here, innovations are taking place in both products and sales. New phenomena such as discount bakers will also find their way into other markets sooner or later. Hiestand has been part of this from the start, as an innovation-driven company and therefore a provider of such innovative sales formats. This, too, contributes to the competitive lead that we see as a strategically important goal and into which we invest accordingly.

Hiestand is well equipped financially for the further challenges and opportunities that present themselves to us as a growth company. We have a sound balance sheet with an equity ratio close to 50% and high liquidity, enabling us to respond quickly if opportunities arise. The flourishing financial development of the company is, however, also reflected in the steady rise of our earnings per share.

With the increasing internationalisation of the Group, it is evident that Hiestand has left its pioneering phase behind and has become an important market player. This process is also reflected in the changing of the guard at the top of the enterprise. For the first time since the company's foundation, Hiestand is no longer led by one of its co-founders. However, continuity is ensured. Hiestand co-founder Albert Abderhalden will continue as a member of the Board of Directors, and both myself and the CEO have played management roles in the company for many years – ensuring that the pioneering spirit will remain alive within the firm.

The Board of Directors is pleased to be able to present you, the shareholders, with a very buoyant annual report for 2007. The extraordinary efforts made by our employees in a demanding year of unusually high growth have created the conditions that made this good news possible. We should like to thank the management and all our employees for their enormous commitment. The Board of Directors would also like to thank you, the shareholders, for the confidence you have placed in us and which spurs us on to new, ever higher achievements.

For the Board of Directors

Wolfgang Werlé
Chairman

"The major investments we have made over the past years in building the unique Hiestand production, logistics and service chain on an international scale are now paying off."

Wolfgang Werlé
Chairman



"Our innovativeness, technological expertise and control of the total value chain are the strengths of Hiestand's business model."

Urs Jordi
Chief Executive Officer



MESSAGE FROM THE CEO

Dear Shareholders

The dynamic growth of the Hiestand Group continued unabated in the last financial year. Our domestic market, Switzerland, and our largest market as of last year, Germany, played a key role in this growth, but so did our exceptionally fast-growing markets in Poland, the Czech Republic, Austria, Turkey, Malaysia and Japan, and our partners in Australia. This success is impressive proof of the fact that our business model is able to cover the varying needs of markets in different countries and profit from the clear trend towards convenience bakery products. While it is true that a number of the markets mentioned, judging by their potential, are still at the start of their development, it is evident that the Hiestand business model is able to bear up to international competition and even prevail in a heavily competitive market such as Germany.

In contrast to previous years, during which commodity prices and therefore product prices stagnated or even fell, 2007 saw this trend reverse and it is likely to remain this way for some time. Steep rises in the prices of raw materials, most notably flour, butter and paper, as well as higher energy costs, posed the greatest challenge to day-to-day business during the last year. The intense pressure of competition in the retail trade meant that we could only integrate some of these cost increases in higher selling prices. A significant portion of the higher costs had to be compensated for by increasing productivity. This we managed to do last year, as the encouraging trend in our margins shows.

The global trend towards rising raw material prices will continue in the medium and long term. Raw materials are also increasingly exposed to speculation, which may well lead to abnormal price fluctuations. We will monitor these developments carefully and prepare preventive measures so that we can react in good time. After all, as a Group we consume 100 000 tons of flour and 12 500 tons of butter each year. With volumes like these, procurement management has a key role to play.

The entire management team and all our employees are excellently equipped to meet these new and recurring challenges. The resolute will to satisfy all our customers' needs is our main goal. Innovation at all levels and in all business areas as well as the awareness that service must be provided every day afresh will ensure that we continue to be successful.

As with previous years, 2007 also witnessed an above-average level of investment in the expansion of our sales teams. Both in sales and in the development of our junior managers, training and education are among our priorities, and will continue to be in the years to come. If we are to achieve our demanding and ambitious goals it is vital that we systematically expand our market presence and generate more customer contacts with more sales employees. Our rapid growth has also prompted us to make adjustments to the top level of management in line with the changes in the size and scale of the Hiestand Group and with the greater demands on Group management as a result.

The internationalisation of our business will determine our foreseeable future and our continued growth. With advanced production and logistics we can offer a range of products every day to suit customers' wishes, whether the consumer is in Zurich, Berlin or Tokyo. Our innovation, technological expertise and control of the entire value chain are the driving force behind the Hiestand business model.

The general trend towards oven-fresh, crisp bakery products that are available in the same high quality around the clock will continue. In recent years, we have managed to increase the number of sales outlets for Hiestand products many times over. Not only are we expanding in urban centres with their cosmopolitan society where people are also fond of the smaller pleasures in life, we are continuously reaching out into the regions as well. Germany is an impressive example of this approach. We aim to continue to drive this trend forwards. And we will manage to do just that, thanks to new technological possibilities and continued rising demand from consumers. Our clear objective is to continue to lead the market in frozen bakery products, to set new trends and to overcome the challenges we will face along the way.

Urs Jordi
Chief Executive Officer

ASPECT | Service
POSITION | Distribution
FOCUS | Points of sale

Last mile in Kuala Lumpur

Hiestand's driver arrives at the retailer's outlet and stows the frozen baked goods in the deep freeze. But there's more going on here than product delivery. A culture, a philosophy, an attitude is being transferred. That also means the transfer of responsibility for a product experience that originates in the Hiestand world, and gains a new identity when it is taken over by the retailer. From that moment, the Hiestand product is his product, backed up by his reputation. A product that he bakes off in the oven, and which positions and differentiates him in his customers' eyes as a provider of fresh baked goods.





Kuala Lumpur, a rising metropolis in which Far Eastern tradition mingles with modern, Western-style urban living. With the city's internationalisation, European food culture has also arrived. Freshly-baked bread is not only appreciated by Western tourists, but also by the local people.



















Croissants and specialty breads from Hiestand have a permanent place on the breakfast buffet of the 5-star hotels. Frozen ready-to-bake products delivered by Hiestand are transformed by skilled hands into crispy, oven-fresh baked goods.

















Skilled advice and support on site. The ovens have to be set correctly, the baking times have to be right. Hiestand's master bakers don't just act as salesmen, but as partners, who are at the side of the kitchen staff with expert advice and practical help. Professional handling of baked goods and baking technology are skills that have to be learnt.



The Hiestand freshly-baked concept is an important element of the establishment's breakfast service. It helps the hotel to meet the high expectations of demanding guests.


FRESHLY 7 BAKED







A bakery atmosphere in the little shop around the corner: Hiestand's always freshly-baked specialty breads make an attractive extension to the classic minishop and fast food assortment, and attract additional customers.


ELEVEN







The Hiestand brand in a shop-in-shop concept: the Hiestand Swiss Gourmet Bakery is attached to the supermarket as an independent unit and is run by a manager as his own separate business. Hiestand provides the ovens, shop fittings and advertising materials.







It isn't easy to find good staff in the booming city, where jobs are extremely easy to come by. But Hiestand makes no compromises on its employees' skills.



The full display is an inviting prospect for buyers. Baking is managed according to demand. Goods are baked in line with turnover. Always fresh.





The Hiestand freshly-baked concept fits in with the urban lifestyle. Oven-fresh baked goods are available round the clock from innumerable shops and supermarkets.

STRATEGY

In 2007 Hiestand achieved its international breakthrough on a wide front. Thanks to its systematically implemented strategy, Hiestand, previously the "nation's baker", is now one of Europe's leading frozen bread, cakes and pastries service companies.

VERTICAL INTEGRATION IS A KEY FACTOR IN HIESTAND'S SUCCESS. By controlling the entire value-added chain, from the purchase of selected raw ingredients through each stage of production to advising customers at the end, Hiestand has succeeded in securing a unique market position for itself. The underlying strategy of linking specialist skill with industrial know-how and excellent service standards is now implemented in every market in which bread as a basic or luxury food has a long tradition or trend potential.

CONTROLLING THE VALUE CHAIN THROUGH TO THE POINT OF SALE. It is becoming increasingly evident that the Hiestand business model offers the answer to the significantly altered consumer behaviour and demands seen in our globalised world. Fresh bread products are therefore not just in demand in traditional bread markets such as Germany, Austria, Poland and Switzerland, but also in countries such as Malaysia, Japan and more recently also Turkey.

A SYSTEM PROVIDER GENERATING FOOTFALL FOR THE POS. The success of Hiestand products is not based on a brand logo that is recognised worldwide, as our products are generally not sold under the Hiestand name. Our "virtual brand", which corresponds to the taste and emotional ideas of consumers internationally and therefore goes beyond cultural borders, is formed out of the freshness, aroma and trendiness of our products. In a mobile society, word spreads quickly to the tastes of successful consumer societies, with more and more consumers seeking to adopt them. This in turn is what allows Hiestand its customers to continue producing its range of consistently high quality products.

Countries with a Hiestand presence and export markets

Hiestand has its own production and distribution organisations in the countries where it has a presence. Export markets are supplied through carefully selected Hiestand customers.

☐ Countries where we are present

☐ Markets we export to


HIESTAND ISTANBUL
HIESTAND JAPAN
HIESTAND MALAYSIA

MARKETS WE EXPORT TO

- Afghanistan
- Australia
- Bahrain
- Belgium
- Canada
- China
- Croatia
- Cyprus
- Czech Republic
- Denmark
- England
- Estonia
- Finland
- France
- Ghana
- Greece
- Hungary
- Indonesia
- Iceland
- Ireland
- Italy
- Jamaica
- Lithuania
- Luxembourg
- Malta
- Netherlands
- Nigeria
- Norway
- Philippines
- Portugal
- Rumania
- Russia
- Saudi Arabia
- Sweden
- Singapore
- Slovakia
- Slovenia
- Spain
- South Africa
- Thailand
- USA
- UAE


ERICOPAN GERMANY
HIESTAND POLAND
HIESTAND GERMANY
HIESTAND SWITZERLAND
HIESTAND AUSTRIA

MARKET

The acquisition of new markets and the strengthening of our market position in our existing, consolidating markets, will be both an opportunity and challenge in the coming years. The potential for high organic and acquisitional growth therefore remains unaltered.

MARKET CONSOLIDATION ONLY JUST STARTING. Despite initial attempts at consolidation, international markets in the frozen bread, cakes and pastries sector remain highly fragmented. This even applies to the Swiss market, in which Hiestand enjoys, by European standards, an above-average market share. There is high growth potential in all European markets for a competitor with a business model that can simultaneously drive forward both acquisitional and organic growth.

SUCCESSFUL NEW PRODUCTION AND DISTRIBUTION STRUCTURE. In Switzerland and Germany, Hiestand's two domestic markets, the development of the markets due to changes in the behaviour of consumers is particularly noticeable. The structure of the traditional bakery trade is changing, while a new production and sales structure is being established that, using the latest production and delivery methods, is able to offer consumers fresh products to suit all tastes around the clock.

NEW MARKET SEGMENTS ARE APPEARING. In addition to the demand for highly innovative and premium-range products, also visible in Germany in particular is the growth in the number of modern bakeries, which could potentially alter consumer behaviour with respect to attractive prices paid for high-quality frozen bread, cakes and pastries massively. At the moment the market is still relatively small, but it is growing quickly, and it is only a matter of time before similar growth is seen in other countries as well.

HIESTAND IS AN IMPORTANT PARTNER FOR PIONEER MARKETS. Hiestand is acting as a partner to the pioneers successfully developing these new market niches too.

Customers in countries with a Hiestand presence

The number of customers is growing steadily, and with it the number of points of sale in the individual markets. Urban centres with their cosmopolitan consumers provide the basis of domestic growth.

SWITZERLAND

4 138



GERMANY

11 963



POLAND

1 255



AUSTRIA

585



MALAYSIA

271



JAPAN

1 926





The casual atmosphere promotes affinity with bread as a product. Shared learning and discovery becomes a stimulating experience.









ASPECT | **Service**

POSITION | **Training**

FOCUS | **Transfer in know-how**

Sales personnel become ambassadors

They experience how ready-to-bake and part-baked products turn into fresh, crispy baked goods. They learn how to handle the goods and the ovens professionally. They internalise the Hiestand quality philosophy and become enthusiastic ambassadors of a unique product experience. The Bake Off Academy is a place of learning, exchange and encounter. It is a place that does more than teach professional skills: it also communicates the Hiestand spirit that reinforces the partnership between Hiestand and its retailers, and is the foundation of their shared market success.









Supermarket employees' outing to the world of Hiestand is both stimulating and informative. The baking of specialty bread has many facets.



All set for a tour of the Hiestand production facility. A look into the industrial bakery links theory with practice.











It's impossible to do without theory entirely. But the subject of bread is fascinating, and offers virtually inexhaustible material for discussion. The short talks afford insights into the culture of bread and illustrate not only its status in society, but also its importance in the context of current nutritional and consumer trends. Bread is more than a staple food. A lot more.















Creativity and baking talent develop in workshops. Hiestand's master baker combines the roles of tutor, mentor and coach and demonstrates what matters in preparation and baking.









Mistakes have to be made in order to learn: baking goods for too long or too short a time has a negative effect on crust and crumb. Temperatures have to be exactly right, too. Practical experience is the best teacher.







Acquiring technical knowledge is also an important element of training: correctly operating the ovens at the point of sale is essential for perfect product quality.











Baking is a craft in the true sense of the word: handling the ready-to-bake products and adding careful finishing touches to the fresh baked goods create a new quality in the relationship to these products. Presentation is important, too. It often takes little effort to arrange good things perfectly.



Having the opportunity to scent the air of a bakery and practise the high art of professional baking totally changes your attitude to fresh baked goods. Enthusiasm for the Hiestand freshly-baked concept is passed on to the point of sale and to the customers. The Hiestand spark sets the whole chain alight.

REPORT

Sales soar above CHF 700 million

Another successful year for the Hiestand Group; net sales reached CHF 740.6 million (+43.5%), EBIT was CHF 67.3 million (+28.7%) and the EBIT margin exceeded our target to hit 9.1%. For the first time Germany became our largest market by sales and the geographic expansion into Eastern Europe and Asia continued to be successful. These healthy figures and the unchanged market outlook mean that reaching net sales of CHF 1 billion by 2010 is a realistic goal.

With net sales of CHF 740.6 million, the Hiestand Group emphatically achieved its goal of topping the CHF 700 million mark in 2007. The growth in sales, up 43.5% on 2006, came from organic growth of 14.5% (prior year 8.6%), the impact of the acquisition of Fricopan in November 2006, which accounted for 26.6% (prior year 5.4%) and currency effects of 2.4% (prior year 0.8%). Thanks to strong organic growth and the acquisition of Fricopan, Germany has become the biggest-selling country, accounting for 58% of Group sales, ahead of Switzerland with a 32% share.

These better-than-forecast sales gave a major boost to both operating results and net profit. The EBIT margin of 9.1% exceeded the target between 8% and 9%. Our net profit margin before minority interests, at 6.5%, also significantly exceeded our goal of at least 5%. EBIT increased by 28.7% to CHF 67.3 million, net profit after minority interests by 31.2% to CHF 45.1 million. In addition to the excellent operating results, German company tax reforms had a positive impact on tax expenses – and therefore after-tax profit – due to the recalculation of provisions for deferred taxes.

The Europe segment was the main contributor to 2007's outstanding results. European sales grew by 45.8%, composed of organic growth of 14.9%, acquisition-related growth of 28.0% and currency effects of 2.8%. The Asia segment lifted its sales in Swiss francs by 2.7%, while the business grew organically by 7.2%. The negative currency effect caused by the weakness of the Japanese yen against the Swiss franc came to -4.5% in 2007. Besides these negative currency influences, growth in Japan was also hampered by a programme to streamline the company's customer structure. After a new managing director took over in Japan at the end of 2006, all customers were reviewed for profitability. Hiestand ceased to work with customers who generated a negative profit contribution. In the current year, Japan will return to its former growth track on this sound, streamlined basis. The other Asian markets developed in a very positive manner, generating growth of 29%.

MOVEMENT ON THE RAW MATERIALS EXCHANGES. After a period of years in which the prices of key raw materials such as flour and butter remained more or less stable, 2007 saw massive increases. The cost prices of butter practically doubled. Since the increase in raw materials prices affected the entire baked goods sector, part of the higher costs could be passed on, or absorbed by productivity increases. Hiestand, as the leader in its key markets of Switzerland, Germany and Poland, seized a leading role here, too, and was the first company to communicate the price increases to customers in every area. This decision proved to be the right one. An important factor in this was Hiestand's strategy of acting not only as a producer, but also as a service provider covering the entire value chain. The vertical integration implemented over the past years (production, trade, logistics, sales and services) has made customer loyalty and contact with the customers so close that such developments can be cushioned in collaboration with the customers.

We were able to deal optimally with this new scenario of steep rises in raw material prices thanks to the new organisation structure introduced at the end of 2006, which was manifested in the formation of Hiestand Services AG in March 2007. Hiestand Services AG, based in Lupfig (Switzerland), is responsible for Group-wide sourcing of raw and packaging materials and merchandise for resale, among other things. As a result of this new organisational structure, sourcing know-how has been coordinated and expanded. In addition to the installation of an early warning system for price trends in the most important raw and packaging materials, purchasing volumes are now also bundled, which leads to improved terms and conditions.

INTEGRATION OF FRICOPAN. The integration of the Fricopan companies, which were taken over in November 2006, is on schedule. The organisation was merged with that of Hiestand in Germany, the main result of which was synergies in the production, logistics and administration areas. However, the companies are maintaining separate market presences; Fricopan customers are acquired and looked after by the Fricopan sales team, while Hiestand customers are handled by the Hiestand sales team. In addition, Fricopan's capacity for rolls and baguettes has been used to manufacture Hiestand products, not only for the German market, but also for Hiestand companies in other countries. This process of making the best possible use of existing capacities is being optimised on an ongoing basis.

THE KEY PRODUCT GROUPS ARE DRIVING GROWTH. The Fricopan acquisition has shifted the relative significance of the various product groups. Bread rolls and savoury/ snacks, which includes Fricopan's filled baguettes, experienced the fastest growth (2 months of 2006, 12 months of 2007). The croissants product group also grew strongly, with the launch of the French croissant providing the biggest boost to sales. The share of products made in house, as opposed to those bought in, rose from 74.1% in 2006 to 81.2% in 2007.

SALES BY PRODUCT GROUP
2007 (2006)


5%
Others (4%)
28%
Bread Rolls (19%)
4%
Pretzel Products (5%)
14%
Croissants (15%)
14%
Savoury/Snacks
(9%)
18%
Sweet Pastry
(23%)
17%
Bread Loves (25%)

SALES BY CUSTOMER GROUP
2007 (2006)


16%
Others (10%)
24%
Convenience Stores/
Petrol Stations (28%)
3%
Catering (4%)
20%
Bake-off in Retail Stores
(27%)
10%
Foodservice (13%)
12%
Retail Groceries (2%)
15%
Bakeries (16%)

GROWTH WITH EXISTING CUSTOMERS. The traditional customer groups convenience stores/petrol stations, bakeries, bake-off in retail stores and the foodservice (hotels, restaurants, coffee shops, take-aways) were the main sources of organic growth. An above-average increase was seen mainly in the area of convenience stores/petrol stations, a customer channel which makes use of Hiestand's entire range of services.

The second important sales channel, bake-off in retail stores, showed slightly slower growth. Most of the sales in this channel are generated in Switzerland, where faster growth is difficult because Hiestand already has a high market share. The major increase in "Others" is due to the acquisition of Fricopan, which has a strong export business. This customer channel also includes sales through Hiestand's own shops and sales to industrial customers.

GROWTH IN NEW MARKETS. The Hiestand Group has been able to significantly expand its presence in new markets. The export markets of the Czech Republic and Slovakia, which are under the care of Poland, doubled their sales in the reporting period. The strategy of being able to acquire and look after customers locally with the countries' own local Key Account teams has proved highly promising and reproducible. The special legal situation in Turkey does not allow the Turkish market to be developed with a key account team. A separate company is required. In March 2007, the latest addition to the Hiestand Group therefore launched its activities in Istanbul, and has been increasing sales since then month on month.

The Australian market displays enormously high potential. The Australians, many of them with European roots, are familiar with baked goods and demonstrate a per capita consumption of them that corresponds to European patterns. Because of the great distance from the Group's production and service centres, an alliance was agreed in 2006 with a local Australian trading company on the development of the Australian market. According to this agreement, Hiestand has the right to take over this trading company step by step up to 2010, and rename it as a Hiestand company. This approach of opening up new markets through alliances with local traders seems to be the right way to achieve further expansion in the Asia-Pacific region. Although sales are still low in Asia compared with Europe, the medium- to long-term growth potential is high.

INVESTMENT PROGRAMME CONTINUES. Hiestand continued to expand its production capacities in 2007. Primarily in the newly acquired Fricopan factory in Immekath, capacities for filled baguettes and rolls were massively expanded. In addition, storage capacities for deep frozen goods were extended in Immekath; the new deep freeze store with 12 000 spaces started operations in April 2007. In Gerolzhofen, Hiestand Germany's production site, a new, fully automated line for filled croissants was put into operation. Logistics capacities were expanded in connection with the overall growth of the business, both at Suhr in Germany and at the deep freeze TK-Center Birrfeld (TKC) in Switzerland.

The administrative building in Schlieren (Switzerland), which houses the corporate management, passed into Hiestand's ownership by purchase.

HIESTAND GROUP IN THE BEST OF HEALTH. The performance of the Hiestand Group is not only based on above-average performance in the market place, but also on a very healthy balance sheet. The equity ratio is 48.6%, despite the fact that the Fricopan acquisition was financed entirely by debt. The Group succeeded in reducing net indebtedness by a further CHF 10 million in 2007, irrespective of the investments into new production capacities and new markets. This favourable development was enabled on the one hand because refinancing costs were lower, and on the other because future growth steps had been secured. Organic growth can still be financed from the company's future cash flows, any external growth could be entirely or mainly financed by debt.

PER CAPITA PERFORMANCE AGAIN SIGNIFICANTLY IMPROVED. The number of employees increased by 200 in 2007, to a total of 3 197. Expressed in full time equivalents (FTEs), the workforce grew by 178 people or 6.4% to 2 955. In line with the implementation of Hiestand's strategy, the increase focused on sales and marketing (+11.5 %), production (+ 6.5%) and logistics (+ 11.6%). The other divisions saw a slight fall of 3.2% in their staff numbers. This drop did not result from redundancies, but from internal reorganisation (moves to other divisions). As a result, the increase in the workforce lies significantly below the organic growth, which is equivalent to an efficiency improvement on all levels.

CORPORATE SOCIAL RESPONSIBILITY

Social responsibility and the environment

The Hiestand Group promises its employees fair social benefits in line with the standards applicable in the respective countries, offers them attractive development opportunities and ensures a healthy working environment. With production geared towards sustainability, it also fulfils its environmental responsibility.

The Hiestand Group considers it an obligation to provide employees with a working environment in which they feel comfortable. It is company policy to reward service and commitment with fair pay and exemplary social benefits. Stringent environmental criteria for the procurement of raw materials as well as environmentally friendly production and distribution processes conserve resources and reduce the environmentally damaging side-effects of the company's operations.

Aside from these basic principles, the Hiestand Group pursues a decentral strategy in terms of corporate social responsibility. It mainly defines focal points at the three production locations in Switzerland, Germany and Malaysia, taking into account local circumstances and concentrating on the specific needs of the local teams.

HIESTAND SWITZERLAND: COMPANY HEALTH POLICY WITH THE VITALISTEAM. Company health management is a priority these days at Hiestand Switzerland. Employees of HiCoPain, TKC and Hiestand Schweiz AG have been meeting up regularly as members of the new vitalisTEAM since 2007. In accordance with the KMUvital programme for promoting health in Switzerland, they discuss aspects relating to the issue of health in the workplace and work together to devise proposed solutions.

Some of the work of the vitalisTEAM is of a preventive nature geared, for example, towards early identification and avoidance of chronic, work-related illnesses in the company. Work-related stresses and strains are analysed and, if necessary, remedied with external personnel.

The vitalisTEAM also assists with case management, and helps promote rapid reintegration into company life.

The company health policy not only has a social dimension, but also an economic one. Having happy and healthy employees leads to fewer absences. Staff are more motivated and productive, which in turn has a positive effect on the health of the company and on the quality of the products.

HIESTAND GERMANY: SOCIALLY AND ENVIRONMENTALLY AWARE. Hiestand Deutschland GmbH is active in the social sphere and also in environmental issues at various levels:

- Vocational training: More than 40 young people receive training in a wide range of business areas, giving them good prospects for the future.
- Working climate: In accordance with the global standard on social accountability, Hiestand Germany has drafted a social standard document which defines company social policy and guarantees dignified working conditions.
- Driving skills: The Hiestand & Suhr logistics team has been employing full-time driving instructors since 2007. These provide drivers with training that focuses on how to operate lorries defensively and with low fuel consumption in order to reduce emissions by 20%.
- Flour dust: By making modifications to raw ingredients, for example introducing suitable additives into baking agents, it has been possible to massively reduce the formation of flour dust.
- Protection of the environment: changes in the distribution of electricity load, and other targeted measures, are reducing energy consumption and peak loads. Process optimisation projects, such as the individual management of sequence cycles and temperature control, are also contributing towards energy-optimised operation. Progress is also being made in the wastewater and sewage sector with lower BOD/COD values and, not least, with waste disposal. These days, for example, the bulk of the organic and inorganic material is subject to special processing.

HIESTAND MALAYSIA: SOCIAL AND ENVIRONMENTAL STANDARDS ABOVE THE LEGAL REQUIREMENT. The core objectives of the social and environmental policy of Hiestand Malaysia Sdn Bhd are safety, health and wellbeing for employees on the one hand, and an environmentally-conscious approach to conduct on the other. The formation of a safety and health committee (SHC) and an environment team (ET) backs up this claim. Both bodies monitor production processes and employee conduct in relation to their own areas of interest and ensure strict adherence to the social and environmental policy. The standards applicable internally exceed the requirements imposed by local laws.

Hiestand Malaysia pursues a systematic risk management strategy. Risks are defined, analysed and reduced using adequate measures in accordance with their assessment. Four times a year, a protection and safety exercise is carried out that raises the employees' awareness of safety risks and familiarises them with what action to take in the event of an emergency or disaster.

In respect of the environment, Hiestand Malaysia is taking proactive action to conserve resources by using materials and energy efficiently and recycling systematically. These efforts and the continuous improvement in the company's ecological performance have been recognised with the Malaysian Prime Minister's Hibiscus Award.

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE

Group Structure and Shareholders

1 GROUP STRUCTURE AND SHAREHOLDERS

1.1.1 MANAGEMENT STRUCTURE OF THE HIESTAND GROUP

As of December 31, 2007

BOARD OF DIRECTORS

Wolfgang Werlé	Chairman
Dr J. Maurice Zufferey	Vice-Chairman
Albert Abderhalden	Member
Hans Sigrist	Member
Owen Killian	Member

GROUP EXECUTIVE COMMITTEE

Urs Jordi	CEO
Roland Straub	CFO, Finance & Controlling
Armin Bieri	Managing Director Switzerland/Sales and Marketing
Andrea Stegen	Managing Director Germany/Business Development
Roger Bless	Procurement, Production and Logistics
Marcel Brauchli	COO

GROUP EXECUTIVE MANAGEMENT

MARKET EUROPE

Armin Bieri	Switzerland
Andrea Stegen	Germany, Fricopan Germany and UK
Gerd Dankert	Austria
Martin Luchsinger ad interim	Poland
Tekin Harputluoglu	Turkey

MARKET ASIA

James Bryan	Japan
Franz Nickl	Malaysia and Fricopan Middle East
Michael Schai	Market Australia

GROUP SERVICES

Christian Holderegger	Group Controlling
Christophe Toitot	Services

1.1.2 LISTED COMPANY

Name and domicile:
Hiestand Holding AG, 5242 Lupfig, Switzerland

Listed at: SWX Swiss Exchange, Zurich, Switzerland

Swiss security no.: 718 698

ISIN: CH0007186981

Reuters: HIEN.S

Telekurs: HIEN

Stock market capitalization as of December 31, 2007:
531 930 registered shares at a closing price of
CHF 2 759, totalling CHF 1 467 594 870




1
2
3
4
5
6

Group Executive Committee of the Hiestand Group
1 Roland Straub, 2 Roger Bless, 3 Urs Jordi, 4 Marcel Brauchli, 5 Armin Bieri, 6 Andrea Stegen

1.1.3 SCOPE OF CONSOLIDATION OF NON-LISTED COMPANIES
As of December 31, 2007

HIESTAND HOLDING AG
Lupfig, Switzerland: CHF 0.532 million

PRODUCTION AND SALES COMPANIES	SALES COMPANIES	OTHER SUBSIDIARIES
100% Hiestand Schweiz AG Schlieren, Switzerland CHF 3.500 million	100% Hiestand & Suhr Handels- und Logistik GmbH Vogtsburg-Achkarren, Germany EUR 0.025 million	100% Hiestand International AG Schlieren, Switzerland CHF 0.200 million
100% Hiestand Deutschland GmbH Gerolzhofen, Germany EUR 0.512 million	100% Hiestand Japan Co., LTD Tokyo, Japan JPY 185.000 million	100% Hiestand Beteiligungs-Holding GmbH & Co. KG Gerolzhofen, Germany EUR 0.026 million
100% Fricopan Back GmbH Berlin, Germany EUR 1.500 million	100% Fricopan UK LTD Romsey, Hampshire, England GBP 0.004 million	100% Hiestand Services AG Lupfig, Switzerland CHF 0.200 million
100% Fricopan Back GmbH Immekath Immekath, Germany EUR 4.000 million	100% Fricopan Middle East FZE Ras Al Khaimah, Dubai, UAE AED 0.100 million	60% Joint venture HiCoPain AG Dagmersellen, Switzerland CHF 20.000 million
100% Hiestand Polska SP. Z O.O. Grodzisk Mazowiecki, Poland PLN 60.637 million	100% TK-Center Birrfeld AG Lupfig, Switzerland CHF 1.500 million	
100% Hiestand Austria GmbH Wiener Neudorf, Austria EUR 0.036 million	100% Hiestand Istanbul Dondurulmus Gida TIC. LTD. STI. Istanbul, Turkey TRY 0.545 million	
100% Hiestand Malaysia Sdn Bhd Bandar Baru Bangi, Malaysia MYR 2.400 million		

1.2 SIGNIFICANT SHAREHOLDERS
As of December 31, 2007

Blixen Ltd. (wholly owned subsidiary of IAWS Group Plc.), Dublin, Ireland	32.0%
Focus Capital Investors, LLC, New York, USA	28.5%*
Sarasin Investmentfonds AG, Basel, Switzerland	4.7%

* according to own indications of Focus Capital Investors, LLC

DISCLOSURE NOTICES IN THE REPORTING YEAR

15.2.2007	Focus Capital Investors, LLC, New York, USA exceeds threshold	20%
11.9.2007	Sarasin Investmentfonds AG, Basel, Switzerland below threshold	5%
11.12.2007	Focus Capital Investors, LLC, New York, USA exceeds threshold	25%

DISCLOSURE NOTICES AFTER DECEMBER 31, 2007

7.1.2008	Albert Abderhalden, Zurich, Switzerland below threshold	3%
7.1.2008	Sarasin Investment Funds, Basel, Switzerland reports exceeding of threshold	3%
28.2.2008	Focus Capital Investors, LLC, New York, USA below threshold	3%
28.2.2008	Lion Capital (Guernsey) II Ltd. of Tudor House St. Peter Port, Guernsey exceeds threshold	25%

1.3 CROSS-SHAREHOLDINGS
No cross-shareholdings exist between Hiestand Holding AG and any other companies.

Capital Structure

2 CAPITAL STRUCTURE

2.1 CAPITAL

As of December 31, 2007, the company's share capital amounted to CHF 531 930, divided into 531 930 fully paid-up registered shares with a par value of CHF 1 each.

2.2 AUTHORIZED AND CONDITIONAL CAPITAL

As of December 31, 2007, Hiestand Holding AG had no authorized and no conditional capital.

2.3 CHANGES IN CAPITAL

Changes in capital in recent financial years are disclosed in the table on the following page.

2.4 SHARES AND PARTICIPATION CERTIFICATES

All 531 930 registered shares with a par value of CHF 1 are fully paid up. Each share entitles the holder to one vote at the Annual General Meeting of Shareholders and all shares have equal dividend rights (standard shares). Hiestand Holding AG has no participation capital.

2.5 PROFIT SHARING CERTIFICATES

Hiestand Holding AG does not own any profit sharing certificates.

2.6 RESTRICTIONS ON TRANSFERABILITY AND NOMINEE REGISTRATIONS

Pursuant to Article 5 of the Articles of Incorporation and upon request, buyers of registered shares are entered in the register of shareholders as shareholders with voting rights, provided they expressly declare that they acquired such registered shares in their own name and for their own account.

Pursuant to Article 5 of the Articles of Incorporation, the Board of Directors may enter nominees in the share register as shareholders with voting rights up to a maximum of 3% of the share capital entered in the Commercial Register. The Board may also enter registered shares held by nominees in the register as voting shares in excess of these limits, provided the nominee in question discloses the names, addresses and number of shares of those persons on whose account the nominee holds 0.5% or more of the registered share capital entered in the Commercial Register. Nominees within the meaning of this provision are persons who fail to expressly declare in their registration application that they hold the registered shares on their own account and with whom the Board of Directors has concluded an agreement to that effect.

The Board of Directors finalizes the details and enacts the measures necessary to comply with the present provisions. In special cases, it may approve exceptions to the nominee rule.

The Articles of Incorporation do not provide for any privileges.

2.7 CONVERTIBLE BONDS AND OPTIONS

As of December 31, 2007, Hiestand Holding AG had not issued any convertible bonds or warrants.

CHANGES IN CAPITAL

Date	Description	Type of capital	Number of shares	Par value	Change in par value	Increase/ decrease	Capital	Total number of shares
18.10.94	Initial position		45 000	100	0	4 500 000	4 500 000	45 000
15.09.97	Split 1:5		225 000	20	0	0	4 500 000	225 000
15.09.97	Placement IPO		45 000	20	0	900 000	5 400 000	270 000
15.09.97	Minority co.s		6 084	20	0	121 680	5 521 680	276 084
18.10.97	Placement IPO/Green-Shoe		66 216	20	0	1 324 320	6 846 000	342 300
18.10.97	Germany		5 700	20	0	114 000	6 960 000	348 000
06.04.99	Employee share bonus	Conditional capital	4 620	20	0	92 400	7 052 400	352 620
07.04.00	Employee share bonus	Conditional capital	8 580	20	0	171 600	7 224 000	361 200
22.06.01	Placement Public	Authorized capital	120 400	20	0	2 408 000	9 632 000	481 600
22.06.01	Part acquisition Suhr	Authorized capital	6 060	20	0	121 200	9 753 200	487 660
22.06.01	Employee share bonus	Authorized capital	9 255	20	0	185 100	9 938 300	496 915
07.05.02	Part acquisition Suhr	Authorized capital	3 940	20	0	78 800	10 017 100	500 855
07.05.02	Employee share bonus	Authorized capital	5 745	20	0	114 900	10 132 000	506 600
07.05.02	Employee share bonus	Conditional capital	1 800	20	0	36 000	10 168 000	508 400
06.08.02	Par-value repayment		508 400	14	-6	-3 050 400	7 117 600	508 400
24.04.03	Employee share bonus	Authorized capital	8 086	14	0	113 204	7 230 804	516 486
11.08.03	Par-value repayment		516 486	8	-6	-3 098 916	4 131 888	516 486
22.04.04	Employee share bonus	Authorized capital	9 669	8	0	77 352	4 209 240	526 155
28.07.04	Par-value repayment		526 155	1	-7	-3 683 085	526 155	526 155
19.04.05	Employee share bonus	Authorized capital	5 775	1	0	5 775	531 930	531 930

STATEMENT OF CHANGES IN EQUITY FOR HIESTAND HOLDING AG
in CHF

	2007	2006	2005
Share capital	531 930	531 930	531 930
Paid-in legal reserves (share premium)	117 482 306	117 482 306	117 482 306
Retained legal reserves	322 000	322 000	322 000
Reserves for own shares	1 225 500	913 751	1 030 617
Profit brought forward	61 658 875	48 465 278	32 710 256
Profit for the year	28 015 828	23 080 109	23 617 105
Equity capital as of December 31	**209 236 439**	**190 795 374**	**175 694 214**

Board of Directors

3 BOARD OF DIRECTORS
3.1 MEMBERS OF THE BOARD OF DIRECTORS



Wolfgang Werlé (1948, Germany)
Chairman (since May 2007)/Executive member
— *Education:* Degree in Business Management. *Professional background:* Until 1996 Chairman and CEO, Gate Gourmet // Member of the SAirGroup Group Executive Committee // 1997–September 2001 Chairman and CEO, SAirRelations. *Previous positions at Hiestand Group:* 2001–May 2007 CEO and Delegate Hiestand Group



Dr J. Maurice Zufferey (1958, Switzerland)
Vice-Chairman (since May 2007)/Non-executive member
— *Education:* Dr Phil.; lic. iur.; Wharton AMP. *Professional background:* 1987–1998 Banker at UBS // 1998–2001 CEO Ecole Hôtelière de Lausanne // 2001–date Executive Search Consultant at Spencer Stuart. *Previous positions at Hiestand Group:* none



Albert Abderhalden (1943, Switzerland)
Member/Non-executive member
— *Education:* Commercial diploma. *Professional background and previous positions at Hiestand Group:* 1972 Joined Alfred Hiestand, sole proprietorship // 1984–1999 Managing Director of Hiestand Schweiz AG // 1994–1998 CFO of Hiestand Group // 1997–2003 Vice-Chairman of the Board of Directors of Hiestand Holding AG // 2003–May 2007 full-time Chairman of the Board of Directors



Hans Sigrist (1940, Switzerland)
Member/Non-executive member
— *Education:* Commercial diploma. *Professional background:* 1974–2004 Managing Director Würth Schweiz AG // 1981–date member of the Board of Management of Würth Group International // 1983–date Chairman of the Board of Directors of Würth Schweiz AG. *Previous positions at Hiestand Group:* none



Owen Killian (1953, Ireland)
Member/Non-executive member
— *Education:* Bachelor of Agricultural Science from the University College Dublin. *Professional background:* 1977–1988 Various management functions at IAWS Ltd // 1988–1997 Various senior management functions at IAWS Group Plc // 1997–2001 COO IAWS Group Plc // 2001–2003 Head of Food IAWS Group Plc // 2003–date CEO and member of the Board of Directors of IAWS Group Plc. *Previous positions at Hiestand Group:* none

OPERATIONAL ACTIVITIES OF THE NON-EXECUTIVE MEMBERS OF THE BOARD OF DIRECTORS

None of the non-executive members of the Board of Directors has executed any operational management functions for companies of the Hiestand Group in the three years immediately preceding the period under review.

3.2 OTHER ACTIVITIES AND BUSINESS INTERESTS AS OF DECEMBER 31, 2007

Wolfgang Werlé

Member of the Swiss Post Board of Directors, member of the Board of Directors of Nimo Holding AG, member of the Board of Directors of eventagentur.ch, member of the Board of Directors of Asserta Asset Management AG, member of the Board of Directors Grand Hotels Bad Ragaz

Dr J. Maurice Zufferey

Practice Leader, Financial Services Switzerland, Spencer Stuart Management Consultants, member of the Board of Directors of Mövenpick Hotels & Resorts

Albert Abderhalden

No further activities outside Hiestand Group companies

Hans Sigrist

Chairman of the Board of Directors of Würth Schweiz AG, member of the Board of Directors and of the Supervisory Boards of various Würth Group companies. Executive Vice President of the Würth Executive Board, responsible for South-East Asia, Australia and New Zealand. Chairman of the Board of Directors of Kisling AG

Owen Killian

CEO and member of the Board of Directors of IAWS Group Plc, Ireland

None of the members of the Board of Directors holds any official functions or political posts.

3.3 CROSS-INVOLVEMENTS

None of the members of the Board of Directors holds a seat on the board of a listed company whose officers are in turn members of the Hiestand Board of Directors.

3.4 ELECTIONS AND TERMS OF OFFICE

The term of office of the Board members is one year. One year denotes the period between two annual general meetings of shareholders. Members of the Board of Directors may be re-elected and are elected individually.

Name	Member since	Term expires at AGM
Wolfgang Werlé	1997	2008
Dr J. Maurice Zufferey	2001	2008
Albert Abderhalden	1994	2008
Hans Sigrist	1997	2008
Owen Killian	2006	2008

3.5 INTERNAL ORGANIZATIONAL STRUCTURE

3.5.1 ALLOCATION OF TASKS WITHIN THE BOARD OF DIRECTORS

The Board of Directors elects from its ranks a Chairman and Vice-Chairman. The Chairman presides over the General Meeting of Shareholders, represents the company externally and, in mutual cooperation with the Group Executive Committee, ensures the timely provision of information on all aspects of the company relevant for decision-making and supervision. The Board of Directors appoints a Secretary, who need not necessarily be a member of the Board.

In addition to the non-transferable tasks as prescribed by law, the Board of Directors of Hiestand Holding AG has the following competencies:

- to render decisions on all matters which, according to the law, the Articles of Incorporation, or the organizational regulations, are not in the competence of the General Meeting or other bodies of the company
- to determine the strategic objectives and the means to attain them, and to appoint the persons entrusted with the management of operations
- to ensure the general compatibility of strategy and finances
- to act as the ultimate management authority and to supervise and monitor the management
- to issue guidelines on corporate policy

3.5.2 COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors appoints committees, which independently supervise and advise the Group Executive Committee and responsible members in the areas outlined below.

Hiestand Holding AG has appointed the following committees:

- Audit Committee
- Nomination and Remuneration Committee
- Investment Committee

The Board of Directors may appoint additional committees which have information and supervisory duties, but no direct authority to intervene. The Board of Directors appoints the members as well as the Chairman of each committee and determines its competencies. The rules applying to the Board of Directors likewise apply to its committees. The committees report to the Board of Directors on their activities. The overall responsibility for the duties delegated to the committees remains with the Board of Directors.

AUDIT COMMITTEE The Audit Committee consists of directors Dr J. Maurice Zufferey (Chairman), Hans Sigrist and Wolfgang Werlé.

The Audit Committee forms an impression of the effectiveness of the external audit, internal audit and accounting and controlling activities, as well as of the cooperation between them. It is composed of one or more non-executive members of the Board of Directors who have experience in finance and accounting. The Audit Committee discusses the consolidated financial statements as well as the year-end and interim statements for publication with the company's CFO and with those persons responsible for the external audit.

The Audit Committee assesses the effectiveness of the internal control system, including risk management, and forms an impression of the state of compliance with norms within the company. The Audit Committee holds a meeting with the auditors-in-charge following the completion of the audit and subsequently submits its own recommendation to the Board of Directors as to whether the consolidated financial statements can be submitted to the Annual General Meeting. The Audit Committee assesses the performance and remuneration of the external auditors and ascertains their independence. It examines the compatibility of audit activities with any consultancy mandates.

NOMINATION AND REMUNERATION COMMITTEE The committee in charge of the nomination and remuneration of company officers consists of directors Hans Sigrist (Chairman), Dr J. Maurice Zufferey and Owen Killian.

The Nomination and Remuneration Committee ascertains that the total compensation offered by the company corresponds with market and performance criteria in order to win persons of appropriate ability and background for long-term engagements with the company and its group companies. The Nomination and Remuneration Committee draws up the principles for the compensation of members of the Board of Directors and of the Group Executive Committee and submits these to the Board of Directors for approval. Compensation should be demonstrably contingent upon the long-term success of the company and the individual contribution by the person in question.

The Nomination and Remuneration Committee also determines the principles for the selection of candidates to be elected or re-elected to the Board of Directors and prepares elections and re-elections on the basis of these principles. In addition, the Board of Directors entrusts the Nomination and Remuneration Committee with all Board tasks with regard to the selection and assessment of candidates for the company's top management.

INVESTMENT COMMITTEE The Investment Committee consists of directors Wolfgang Werlé (Chairman) and Albert Abderhalden plus the CEO of the Hiestand Group.

The Investment Committee receives periodic information on the appropriate selection, organization, and supervision of the company's financial investments, and whether the management and investment of assets are based on an adequate risk analysis and seem appropriate. In addition, the Investment Committee prepares decisions to be made by the Board of Directors in respect of the following:

- commercial banks with whom the company cooperates
- refinancing of the company with regard to equity and debt
- structure of debt financing
- hedging and currency management

3.5.3 WORKING METHODS OF THE BOARD OF DIRECTORS AND ITS COMMITTEES

Board of Directors

- The chairman of the Board of Directors is a full-time position.
- The Board of Directors meets regularly and as often as business requires. However it holds at least six regular meetings per year. At each meeting, the Group Executive Committee informs the Board of Directors on the status of current business operations as well as the more important business transactions in the parent and subsidiary companies. The Board of Directors is to be informed of extraordinary events or transactions without delay, by circular letter.
- Number of regular meetings 2007: 7
- Average duration of meetings: 6 hours
- Number of phone conferences 2007: 4

Audit Committee

- The Audit Committee meets at least three times per year to discuss the annual financial statements, the half-year financial statements and to define the audit assignment.
- Number of meetings 2007: 3
- Average duration of meetings: 4 hours

Investment Committee

- The Investment Committee meets as often as business requires.
- Number of meetings 2007: 2
- Average duration of meetings: 3 hours

Nomination and Remuneration Committee

- Number of meetings 2007: 4
- Average duration of meetings: 2 hours

3.6 DEFINITION OF AREAS OF RESPONSIBILITY

In accordance with Article 25 of the Articles of Incorporation and pursuant to the organizational regulations, the Board of Directors has delegated the management of operations entirely to the Group Executive Committee. The organizational regulations in force were approved by the Board of Directors at its meeting of 18 February 2003. The following decisions fall within the exclusive competency of the Board of Directors:

- ultimate management of the company and the issuing of the necessary instructions to the Group Executive Committee
- determining of the organizational structure

- determination of the structures for accounting, financial controlling and financial planning
- the election and dismissal of officers entrusted with the overall management and the representation of the company and the granting of signing authority upon recommendation by the CEO
- ultimate supervision of the persons entrusted with the management of the company to ensure they comply with legislation, the Articles of Incorporation, other regulations and directives
- preparation of the annual report, direction and supervision of all communication related to it, as well as preparation of the General Meeting and implementation of the resolutions passed
- enactment of all measures required in conjunction with an impending loss of capital or over-indebtedness within the meaning of Article 725 of the Swiss Code of Obligations.

The Board of Directors ensures that the Board members or the supervisory bodies of the subsidiaries fulfil their tasks according to its directives, and in accordance with the law, the Articles of Incorporation, and the organizational regulations.

The Group Executive Committee is entrusted with the following tasks:

- preparing and executing the decisions of the Board of Directors and ensuring their group-wide implementation
- implementing the principles of corporate policy and planning, organizing, implementing and monitoring the corporate strategy
- preparing all business and reporting to the Board of Directors
- conducting accounting, including analysis of the annual financial statements and the necessary control measures
- building up and expanding the business within the scope of budget targets
- managing human resources

3.7 INFORMATION AND CONTROL INSTRUMENTS VIS-À-VIS THE GROUP EXECUTIVE COMMITTEE

Each member of the Board of Directors may request information about any aspect of the company's affairs. At each meeting, the Group Executive Committee or the CEO informs the Board of Directors on the status of current business operations as well as the more important business transactions in the parent and subsidiary companies. The Board of Directors is to be informed of extraordinary events or transactions without delay, by circular letter. Each member of the Board may apply to the Chairman to be given access to company accounts or files, if the fulfilment of his or her duty so requires. If the Chairman rejects a request for information, for a hearing or for the right of inspection, the decision shall pass to the Board.

In addition to the detailed annual financial statements and the budgets, the Hiestand Group's Management Information System (MIS) contains individual monthly statements (balance sheet, statements of income and cash flow) for the individual subsidiaries. The income statement, balance sheet and cash flow statement are consolidated on a monthly basis. This involves comparing the figures with both those of the prior-year period and the budgeted figures. The budget, which comprises the first year of a three-year medium-term plan for each subsidiary, is checked for feasibility by means of a monthly rolling forecast. The Managing Directors of the subsidiaries report to the Group Executive Committee and the Board of Directors monthly, in writing, on performance in relation to the budgeted figures. At the meetings of the Board of Directors, the members of the Group Executive Committee report on the work and projects in their areas of responsibility. Board members are also involved in larger projects from the beginning.

The Board of Directors determines the members of the Group Executive Committee that are granted signing authority, procuration or commercial mandates on behalf of the company. As a general rule, any two Board members or members of the Group Executive Committee together have signatory rights. There is an independent Internal Audit that reports directly to the Board of Directors. The Internal Audit may audit all Group activities and regularly meets with the Group Executive Committee. Four reporting to the Board of Directors took place in 2007.

Group Executive Committee

4 GROUP EXECUTIVE COMMITTEE
4.1 GROUP EXECUTIVE COMMITTEE OF THE HIESTAND GROUP



Urs Jordi (1965, Switzerland)
CEO (since May 2007)
— *Education:* Baker/pastry chef, commercial diploma, business administrator NKS. *Professional background:* 1989–1995 Migros-Industrie/JOWA // 1996–date Hiestand Group // since May 2007 CEO Hiestand Group // *Previous positions at Hiestand Group:* 1996–2002 Managing Director Hiestand Polska SP. Z O.O. // 2001–2002 Managing Director Fleury Michon Pologne // 2003–May 2007 COO/Head Production & Logistics of Hiestand Group



Roland Straub (1961, Switzerland)
CFO, Finance & Controlling
— *Education:* lic. oec. HSG (master of business administration). *Professional background:* 1989–1992 Oerlikon-Bührle Holding AG, Group development // 1992–1998 Lindt & Sprüngli (International) AG, Head of Corporate Controlling Lindt & Sprüngli Group // 1998–date CFO Hiestand Group. *Previous positions at Hiestand Group:* none



Andrea Stegen (1957, Switzerland)
Business Development/Managing Director Germany
— *Education:* lic. oec. HSG (master of business administration). *Professional background:* 1984/85–1987 Frito-Lay; USA, Asia, Product Manager/Marketing-Manager // 1987–1988 UTC-Jelmoli, Assistant of the Management // 1988–1994 Rapelli SA, Stabio (TI), Head of Marketing, Head of Marketing and Sales // 1994–1998 Hilcona AG, Schaan, Manager Division TK Europa // 2001–date Managing Director Hiestand Deutschland GmbH // since 2005 member of the Hiestand Group Executive Committee/Business Development. *Previous positions at Hiestand Group:* 1998–2001 Managing Director Hiestand Schweiz AG



Armin Bieri (1958, Switzerland)
Sales and Marketing/Managing Director Switzerland
— *Education:* lic. oec. HSG (master of business administration). *Professional background:* 1983–1989 Nestlé SA, International internal auditor, marketing manager Germany // 1990–1995 Coca Cola AG Switzerland, director marketing and sales // 1995–2000 Nestlé SA, head communications Nestlé Switzerland, VP Coffee Nestlé USA // 2000–2001 Burger King GmbH Germany, Director // 2001–2005 Molkerei Alois Müller GmbH, Germany, Director Müller International // since 2005 Managing Director Hiestand Schweiz AG // since May 2007 member of the Hiestand Group Executive Committee/Sales and Marketing. *Previous positions at Hiestand Group:* none



Roger Bless (1969, Switzerland)
Procurement, Production and Logistics
— *Education:* KMU Manager HSG, Project Management // Baker/pastry chef. *Professional background:* 1995–1999 Vögeli Beck, St. Gallen, Director // since May 2007 member of the Hiestand Group Executive Committee/Procurement, Production and Logistics. *Previous positions at Hiestand Group:* 1999–2001 Hiestand International AG, Project Leader Production and Logistics // 2001–2005 Hiestand Schweiz AG, Project Leader and Head Bakery Market, Assistant to the Director, Head Hiestand subsidiaries, member of the management // 2005–2007 Hiestand International AG, Head Production and Logistics Hiestand Group



Marcel Brauchli (1965, Switzerland)
COO
— *Education:* Certified Expert Controlling and Accounting // Executive Master Corporate Finance, IFZ. *Professional background:* 1985–1988 Baubedarf Zürich AG, Zug, Accounting // 1985–1990 Effems AG, Zug, Deputy Head of Accounting // 1991–1996 Nestlé in P. R. China, CFO, Nestlé Dongguan, Deputy General Manager // 1996–1999 Nestlé Ltd., Vevey, Costing Analyst and Trainer // since October 2007 member of the Hiestand Group Executive Committee/COO. *Previous positions at Hiestand Group:* since 1999 Hiestand International AG // 1999–2003 Hiestand International AG Controller // 2004–2007 Head Group Controlling, member of the Group Executive Management

4.2 OTHER ACTIVITIES AND FUNCTIONS

Outside of the Hiestand Group, none of the individual members of the Group Executive Committee holds a seat on management and supervisory bodies of major Swiss or foreign organizations, institutions or foundations under public or private law (also see note 3.2).

4.3 MANAGEMENT CONTRACTS

There are no management contracts.

Compensation and Shareholdings Shareholders' Participation Rights

5 COMPENSATION AND SHAREHOLDINGS

5.1 CONTENT OF AND METHOD OF DETERMINING THE COMPENSATION AND SHAREHOLDING PROGRAMS

Compensation (salary and bonuses) for the management, the Group Executive Committee and the Board of Directors are determined by the Nomination and Remuneration Committee. Details on the organization and competencies of this committee are described in section 3.5.

The members of the Board of Directors, the Group Executive Committee and the management as well as the employees of the 100% group companies participate in the Staff-Cash-Bonus-Plan (SCBP) issued by the Board of Directors. The Nomination and Remuneration Committee sets the performance conditions governing the annual targets and supervises the compliance with the regulation. The factors for the performance conditions are the net sales, EBIT and net profit of the group and/or the respective Group companies. For the superior management, the bonus may further be calculated according to individual performance goals.

The Board of Directors may conclude individual bonus agreements with members of the superior management.

6 SHAREHOLDERS' PARTICIPATION RIGHTS

6.1 VOTING RIGHTS

Section 2.6 contains details on the exercise of voting rights. According to Article 14 of the Articles of Incorporation, the Board of Directors issues procedural regulations regarding participation and representation at the General Meeting. Shareholders may be represented only by a legal representative or, with written authorization, by another shareholder with voting rights, by governing bodies, by the independent voting proxy, or by a proxy holder of deposited shares. The Chairman of the General Meeting decides whether to recognize the proxy.

6.2 STATUTORY QUORUMS

In accordance with Article 18 of the Articles of Incorporation, resolutions at the General Meeting calling for a quorum of at least two-thirds of the votes represented are required in respect of:

- changes to the object of the company
- the introduction of shares with privileged voting rights
- restrictions on the transferability of registered shares and the abolition of such a restriction
- an authorized or conditional capital increase
- a capital increase out of own resources, in return for contribution in kind, or for the purpose of acquiring assets and the granting of special benefits
- restrictions or abolition of subscription rights
- the relocation of the company domicile
- the dissolution of the company without liquidation procedures

6.3 CONVOCATION OF THE GENERAL MEETING OF SHAREHOLDERS

The General Meeting is convened by the Board of Directors or, if necessary, by the auditors no less than 20 days prior to the scheduled date of the meeting. Convocation is effected by a single announcement in the company's publication of record. In addition, registered shareholders may be informed in writing. The invitation to the General Meeting must include the agenda of items to be discussed and the resolutions proposed by the Board of Directors and, if applicable, by those shareholders who demanded that such a meeting be convened. If elections are scheduled, the invitation shall include the names of nominated candidates.

6.4 AGENDA

Shareholders who together represent at least one-tenth of the share capital may request that items be placed on the agenda for discussion. A request to add an item to the agenda must be submitted in writing at least 60 days prior to the General Meeting, specifying the subject to be discussed and the shareholder's proposal. No resolutions may be passed on agenda items which have not been announced in this way, except for those passed at a General Meeting to convene an extraordinary General Meeting and on commissioning a special audit.

6.5 ENTRY IN THE SHARE REGISTER

In accordance with Article 5 of the Articles of Incorporation, all shareholders entered in the share register with voting rights are entitled to attend the General Meeting and exercise their voting rights. For administrative reasons, no entries are made in the share register during the 10 days before the General Meeting. Shareholders who dispose of their shares before the General Meeting are no longer entitled to vote.

Change of Control and Defensive Measures/Auditors

7 CHANGE OF CONTROL AND DEFENSIVE MEASURES

7.1 DUTY TO MAKE AN OFFER

There are no statutory/Group auditors "opting-out" or "opting-up" clauses.

7.2 CLAUSES ON CHANGE OF CONTROL

There are no change of control clauses. Several employment agreements with the members of the Group Executive Committee and with heads of the international subsidiaries contain notice periods of up to 24 months.

8 AUDITORS

8.1 DURATION OF THE MANDATE AND TERM OF OFFICE OF THE LEAD AUDITOR

KPMG AG, Zurich, has been the elected statutory auditor and group auditor since the company went public in 1997. The term of office is one year. Renewal of the KPMG AG mandate will be proposed to the 2008 Annual General Meeting. Christoph Schwarz, who has been lead auditor since 2001, already co-signed the 2000 financial statements as auditor-in-charge.

8.2 AUDITORS' FEES

The total auditing fees charged by the auditors in 2007 came to CHF 0.658 million.

8.3 ADDITIONAL FEES

The fees for additional services rendered to Hiestand Group, invoiced in 2007 by the auditors, totalled CHF 0.403 million.

8.4 SUPERVISORY AND CONTROL INSTRUMENTS IN RELATION TO AUDITING

The Audit Committee regularly discusses with the representatives of the statutory/Group auditors the results of their audit activities in the area of accounting and in supervisory matters as well as the effectiveness of the internal control systems taking into account the risk profile of the group.
The following reports were handed over by the statutory/Group auditors to the Board of Directors:

- Report of the statutory auditors with annual accounts as per December 31, 2007
- Report of the Group auditors with consolidated annual group accounts as per December 31, 2007
- Report regarding the audit of the accounts for the business year 2007
- Report regarding specific areas of audits in the business year 2007

In 2007 the statutory auditors participated in two meetings of the Audit Committee.

Further, the Audit Committee verifies the extent and organization of the audit activities, the quality of the work as well as the independence of the statutory/Group auditors. Direct communication with the Audit Committee is guaranteed at all times.

The Audit Committee, finally, makes recommendations to the Board of Directors regarding the nomination and replacement of the statutory/Group auditors, subject to approval by the General Meeting of shareholders. It is important that the statutory/Group auditor be internationally active ensuring group wide audit activities by the same company. The rotation of the head of the audit team takes place according to the regulations set by the Swiss Chamber of Fiduciaries (Schweizerische Treuhandkammer).

Information Policy

9 INFORMATION POLICY
Each year, Hiestand Holding AG briefs its shareholders on the topics below at the following intervals:

Subject	Medium	Publication interval
Quarterly sales figures	Letter to Shareholders/Media release	4x annually
Half-year Report	Letter to Shareholders/Media release	August
Annual Report	Report and financial report	April
Corporate Governance	Part of the annual report	April
Media and analysts' conference	Conference/Media release	April
Annual General Meeting	Meeting/Media release	May
Internet: www.hiestand.ch	Investor Relations homepage	Ongoing

KEY DATES FOR FINANCIAL 2008

Announcement of the 2007 annual results	April 2, 2008
Publication of the 2007 annual report	April 2, 2008
Media and analysts' conference	April 2, 2008
Annual General Meeting	May 7, 2008
Payment of dividend	May 14, 2008
Half-year results 2008	June 30, 2008
Announcement of half-year results 2008	August 26, 2008
Announcement of the sales figures Jan. - Sept. 2008	October 23, 2008
Financial year-end 2008 as of	December 31, 2008

Annual Reports, media releases, letters to shareholders, presentations, and current stock prices are available at **www.hiestand.ch** / Investor Relations. The Annual Report, including the financial statements covering the year to December 31, is sent to shareholders together with their invitation to attend the Annual General Meeting.

Mailing address:
Hiestand Holding AG
Investor Relations
Ifangstrasse 11
CH-8952 Schlieren-Zurich
Phone +41 44 755 25 25
Fax +41 44 755 25 23
ir@hiestand.ch
www.hiestand.ch

CONSOLIDATED INCOME STATEMENT ->
CONSOLIDATED BALANCE SHEET ->

CONSOLIDATED INCOME STATEMENT

for the year ended 31 December in CHF thousand

	Page	Note	2007	2006 adjusted*
Net sales			740 627	516 099
Services provided			1 517	1 595
Total revenue	78	2.1	**742 144**	**517 694**
Other operating income	103	2.23	11 798	4 214
Changes in inventories of finished goods and work in progress			6 365	(50)
Total income			**760 307**	**521 858**
Raw materials and consumables used			(327 755)	(208 585)
Personnel expenses	103	2.22	(179 425)	(128 811)
Depreciation of property, plant and equipment and investment property	90	2.11	(35 255)	(26 722)*
Amortisation of intangible assets	93	2.12	(5 944)	(2 602)
Other operating expenses	103	2.24	(144 674)	(102 887)
Earnings before interest and taxes (EBIT)			**67 254**	**52 251***
Financial expenses	103	2.25	(19 385)	(12 312)
Financial income	103	2.25	10 381	9 306
Profit before tax			**58 250**	**49 245***
Income tax expense	85	2.4	(9 971)	(12 491)*
Profit for the year			**48 279**	**36 754***
Attributable to:				
Equity holders of Hiestand Holding AG			45 123	34 383*
Minority interest			3 156	2 371
Basic earnings per share (in CHF)	104	2.21	85.00	64.77*
Diluted earnings per share (in CHF)	104	2.21	85.00	64.77*

* Refer to Note 2.3

CONSOLIDATED BALANCE SHEET

ASSETS
as of 31 December in CHF thousand

	Page	Notes	2007	2006 adjusted*
CURRENT ASSETS				
Cash and cash equivalents	87	2.6	12 053	26 744
Other current financial assets	95	2.14	2 839	2 736
Trade receivables	87	2.7	86 295	71 704
Current tax assets	85	2.4	3 281	4 340
Other receivables	87	2.7	16 897	10 027
Inventories	89	2.8	41 442	33 472
Assets classified as held for sale	89	2.9	100	221
Prepaid expenses and accrued income			6 838	5 136
Total current assets			**169 745**	**154 380**
NON-CURRENT ASSETS				
Property, plant and equipment	90	2.11	247 122	229 290*
Investment properties	90	2.11	5 380	2 054
Intangible assets	93	2.12	230 966	228 547*
Loans due from third parties			195	234
Other non-current financial assets	95	2.14	2 683	2 650
Employee benefit assets	98	2.17	747	680
Deferred tax assets	86	2.5	1 065	917
Total non-current assets			**488 158**	**464 372***
Total assets			**657 903**	**618 752***

* Refer to Note 2.3

LIABILITIES AND EQUITY

as of 31 December in CHF thousand

	Page	Notes	2007	2006 adjusted*
CURRENT LIABILITIES				
Interest-bearing loans and borrowings	96	2.16	48 786	44 089
Trade receivables	95	2.15	60 705	49 162
Current tax liabilities	85	2.4	17 049	12 128
Other payables	95	2.15	5 292	5 006
Accrued expenses and deferred income			24 799	21 271
Total current liabilities			**156 631**	**131 656**
NON-CURRENT LIABILITIES				
Interest-bearing loans and borrowings	96	2.16	141 933	171 413
Provisions	101	2.18	1 545	1 757
Employee benefit obligations	100	2.17	1 714	1 240
Deferred tax liabilities	86	2.5	36 190	42 200*
Total non-current liabilities			**181 382**	**216 610***
Total liabilities			**338 013**	**348 266***
EQUITY				
Share capital	102	2.20	532	532
Additional paid-in capital			99 863	99 839
Treasury shares			(1 225)	(913)
Retained earnings			208 085	160 289*
Total shareholders' equity attributable to equity holders of Hiestand Holding AG			**307 255**	**259 747***
Minority interest			12 635	10 739
Total equity			**319 890**	**270 486***
Total liabilities & equity			**657 903**	**618 752***

* Refer to Note 2.3

FINANCIAL REPORT 2007

The report is also available in German,
the German version is legally binding.

CONSOLIDATED FINANCIAL STATEMENTS OF THE HIESTAND GROUP

Consolidated balance sheet

1.1 CONSOLIDATED BALANCE SHEET

ASSETS

as of 31 December in CHF thousand

	Notes	2007	2006 adjusted*
CURRENT ASSETS			
Cash and cash equivalents	2.6	12 053	26 744
Other current financial assets	2.14	2 839	2 736
Trade receivables	2.7	86 295	71 704
Current tax assets	2.4	3 281	4 340
Other receivables	2.7	16 897	10 027
Inventories	2.8	41 442	33 472
Assets classified as held for sale	2.9	100	221
Prepaid expenses and accrued income		6 838	5 136
Total current assets		**169 745**	**154 380**
NON-CURRENT ASSETS			
Property, plant and equipment	2.11	247 122	229 290*
Investment properties	2.11	5 380	2 054
Intangible assets	2.12	230 966	228 547*
Loans due from third parties		195	234
Other non-current financial assets	2.14	2 683	2 650
Employee benefit assets	2.17	747	680
Deferred tax assets	2.5	1 065	917
Total non-current assets		**488 158**	**464 372***
Total assets		**657 903**	**618 752***

* Refer to Note 2.3

LIABILITIES AND EQUITY

as of 31 December in CHF thousand

	Notes	2007	2006 adjusted*
CURRENT LIABILITIES			
Interest-bearing loans and borrowings	2.16	48 786	44 089
Trade payables	2.15	60 705	49 162
Current tax liabilities	2.4	17 049	12 128
Other payables	2.15	5 292	5 006
Accrued expenses and deferred income		24 799	21 271
Total current liabilities		**156 631**	**131 656**
NON-CURRENT LIABILITIES			
Interest-bearing loans and borrowings	2.16	141 933	171 413
Provisions	2.18	1 545	1 757
Employee benefit obligations	2.17	1 714	1 240
Deferred tax liabilities	2.5	36 190	42 200*
Total non-current liabilities		**181 382**	**216 610***
Total liabilities		**338 013**	**348 266***
EQUITY			
Share capital	2.20	532	532
Additional paid-in capital		99 863	99 839
Treasury shares		(1 225)	(913)
Retained earnings		208 085	160 289*
Total shareholders' equity attributable to equity holders of Hiestand Holding AG		**307 255**	**259 747***
Minority interest		12 635	10 739
Total equity		**319 890**	**270 486***
Total liabilities & equity		**657 903**	**618 752***

* Refer to Note 2.3

Consolidated income statement

1.2 CONSOLIDATED INCOME STATEMENT

for the year ended 31 December in CHF thousand

	Notes	2007	2006 adjusted*
Net sales		740 627	516 099
Services provided		1 517	1 595
Total revenue	2.1	**742 144**	**517 694**
Other operating income	2.23	11 798	4 214
Changes in inventories of finished goods and work in progress		6 365	(50)
Total income		**760 307**	**521 858**
Raw materials and consumables used		(327 755)	(208 585)
Personnel expenses	2.22	(179 425)	(128 811)
Depreciation of property, plant and equipment and investment property	2.11	(35 255)	(26 722)*
Amortisation of intangible assets	2.12	(5 944)	(2 602)
Other operating expenses	2.24	(144 674)	(102 887)
Earnings before interest and taxes (EBIT)		**67 254**	**52 251***
Financial expenses	2.25	(19 385)	(12 312)
Financial income	2.25	10 381	9 306
Profit before tax		**58 250**	**49 245***
Income tax expense	2.4	(9 971)	(12 491)*
Profit for the year		**48 279**	**36 754***

	Notes	2007	2006 adjusted*
Attributable to:			
Equity holders of Hiestand Holding AG		45 123	34 383*
Minority interest		3 156	2 371
Basic earnings per share (in CHF)	2.21	85.00	64.77*
Diluted earnings per share (in CHF)	2.21	85.00	64.77*

* Refer to Note 2.3

Consolidated statement of changes in equity

1.3 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

in CHF thousand

	Notes	Share capital	Additional paid-in capital	Treasury shares
Balance as of 1 January 2006		**532**	**99 561**	**(1 030)**
First-time consolidation TK-Center Birrfeld AG	2.3	–	–	–
Foreign exchange translation differences		–	–	–
Net income recognized directly in equity		–	–	–
Profit for the year, adjusted (see note 2.3)		–	–	–
Total recognized income and expense, adjusted		–	–	–
Repurchase of treasury shares		–	–	(441)
Sale of treasury shares		–	278	558
Dividends paid		–	–	
Balance as of 31 December 2006, adjusted		**532**	**99 839**	**(913)**
Balance as of 1 January 2007		**532**	**99 839**	**(913)**
Foreign exchange translation differences		–	–	–
Net income recognized directly in equity		–	–	–
Profit for the year		–	–	–
Total recognized income and expense		–	–	
Repurchase of treasury shares		–	–	(333)
Sale of treasury shares		–	24	21
Dividends paid		–	–	–
Balance as of 31 December 2007		**532**	**99 863**	**(1 225)**

* Refer to Note 2.3

Translation reserve	Other retained earnings	Total retained earnings	Total shareholders' equity	Minority interest	Total equity
6 853	**120 504**	**127 357**	**226 420**	**8 368**	**234 788**
–	(68)	(68)	(68)	–	(68)
6 580	–	6 580	6 580	–	6 580
6 580	**(68)**	**6 512**	**6 512**	**–**	**6 512**
	34 383	34 383	34 383	2 371	36 754*
6 580	**34 315**	**40 895**	**40 895**	**2 371**	**43 266***
–	–	–	(441)	–	(441)
–	–	–	836	–	836
–	(7 963)	(7 963)	(7 963)	–	(7 963)
13 433	**146 856**	**160 289**	**259 747**	**10 739**	**270 486***
13 433	**146 856**	**160 289**	**259 747**	**10 739**	**270 486**
12 228	–	12 228	12 228	–	12 228
12 228	**–**	**12 228**	**12 228**	**–**	**12 228**
–	45 123	45 123	45 123	3 156	48 279
12 228	**45 123**	**57 351**	**57 351**	**3 156**	**60 507**
–	–	–	(333)	–	(333)
–	–	–	45	–	45
–	(9 555)	(9 555)	(9 555)	(1 260)	(10 815)
25 661	**182 424**	**208 085**	**307 255**	**12 635**	**319 890**

Consolidated statement of cashflows

1.4 CONSOLIDATED STATEMENT OF CASHFLOWS
for the year ended 31 December in CHF thousand

	Notes	2007	2006 adjusted*
Profit before tax		58 250	49 245*
Financial expenses, net of realized exchange losses		14 929	10 214
Financial income, net of realized exchange gains		(6 018)	(7 110)
Depreciation of property, plant and equipment and investment properties	2.11	35 255	26 722*
Amortisation of intangible assets	2.12	5 944	2 602
Impairment losses and reversals	2.9	–	12
(Gain)/Loss on disposal of property, plant and equipment		(469)	(301)
(Increase)/decrease in trade and other receivables		(21 321)	776
(Increase)/decrease in inventories		(7 451)	(969)
(Increase)/decrease in prepaid expenses and accrued income		(1 498)	2 436
Increase/(decrease) in trade and other payables		11 772	2 749
Increase/(decrease) in accrued expenses and deferred income		3 482	2 797
Increase/(decrease) in provisions and employee benefit liabilities		128	(181)
Income taxes paid		(10 677)	(12 048)
Net cash provided by/(used in) operating activities		**82 326**	**76 944**
Proceeds from sale of property, plant and equipment		1 426	1 266
Purchase of property, plant and equipment and investment properties	2.11	(51 184)	(25 167)
Purchase of intangible assets	2.12	(840)	(1 638)
Acquisition of subsidiary, net of cash acquired	2.3	–	(153 058)
Net proceeds from purchases + sales of marketable securities, incl. derivative financial instruments		(14)	–
Investments in other financial assets (including associates)		(83)	(417)
Interest received		230	177
Dividends received		4	171
Net cash provided by/(used in) investing activities		**(50 461)**	**(178 666)**

for the year ended 31 December in CHF thousand

	Notes	2007	2006 adjusted*
Repurchase of treasury shares		(333)	(441)
Sale of treasury shares		45	852
Dividends paid		(10 815)	(7 963)
Increase/(decrease) in bank overdrafts	2.16	(14 988)	5 553
Increase in interest bearing liabilities	2.16	25 390	156 639
Repayment of interest bearing liabilities		(35 255)	(35 013)
Payment of finance lease liabilities		(110)	(98)
Interest paid		(10 711)	(2 954)
Net cash provided by/(used in) financing activities		**(46 777)**	**116 575**
Net increase/(decrease) in cash and cash equivalents		**(14 912)**	**14 853**
Cash and cash equivalents as of 1 January		**26 744**	**11 767**
Effect of exchange rate fluctuations on cash and cash equivalents		221	124
Cash and cash equivalents as of 31 December		**12 053**	**26 744**

* Refer to Note 2.3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Significant Accounting Policies

1.5 SIGNIFICANT ACCOUNTING POLICIES

1.5.0 INTRODUCTION
Hiestand Holding AG (the "Company") is a company domiciled in Lupfig, Switzerland. The consolidated financial statements of the Company for the year ended 31 December 2007 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates and jointly controlled entities. The consolidated financial statements were authorized for issue by the Board of Directors on 14 March 2008 and are subject to approval by the Annual General Meeting of shareholders on 7 May 2008.

1.5.1 STATEMENT OF COMPLIANCE WITH IFRS
The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) and are in accordance with the Swiss law.

The accounting policies applied are unchanged to the prior year, except as set out below.

Where it has been necessary, comparable figures have been reclassified or amended. Hiestand Holding AG applies the following revised and new standards and interpretations published by the International Accounting Standards Board (IASB) as from 1 January 2007: modifications to IAS 32 – financial instruments: disclosure and presentation and to IAS 39 – financial instruments: recognition and measurement. Adaption of IFRS 7 – financial instruments: disclosures, IFRIC 7 – applying the restatement approach under IAS 29 financial reporting in Hyperinflationary economies, IFRIC 8 – scope of IFRS 2, IFRIC 9 – reassessment of embedded derivatives, IFRIC 10 – interim financial reporting and impairment as well of amendment to IAS 1 – presentation of financial statements: capital disclosure. Hiestand Holding AG has assessed the consequences of those revised and new standards and has found no significant impact to the equity and to the result of the Group.

1.5.2 BASIS OF PREPARATION
The consolidated financial statements are presented in Swiss francs, the functional currency of Hiestand Holding AG. They are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, financial assets available-for-sale as well as financial instruments held for trading or otherwise designated at fair value with unrealized gains and losses recognized in the income statement. Recognized assets and liabilities that are hedged are stated at fair value in respect of the risk that is hedged. Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

The accounting policies set out below have been applied consistently by the Group's reporting entities and to all periods presented in these consolidated financial statements.

1.5.3 BASIS OF CONSOLIDATION

SUBSIDIARIES Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This is usually the case where the Group holds more than 50% of the voting rights of an entity or where it has been granted management of the entity contractually. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The following table shows the significant subsidiaries of the Group:

Company, domicile	Share capital in millions	Percentage held 2007	Percentage held 2006	Method of accounting E/F[1]
Hiestand Holding AG, Lupfig (CH)	CHF 0.532	n/a	n/a	n/a
Hiestand International AG, Schlieren (CH)	CHF 0.200	100.00	100.00	F
Hiestand Schweiz AG, Schlieren (CH)	CHF 3.500	100.00	100.00	F
TK-Center Birrfeld AG, Lupfig (CH)[2]	CHF 1.500	100.00	100.00	F
HiCoPain AG, Dagmersellen (CH)	CHF 20.000	60.00	60.00	F
Hiestand Beteiligungsholding GmbH & Co. KG, Gerolzhofen (DE)[3]	EUR 0.026	100.00	100.00	F
Hiestand Deutschland GmbH, Gerolzhofen (DE)	EUR 0.512	100.00	100.00	F
Hiestand & Suhr Handels- und Logistik GmbH, Vogtsburg-Achkarren (DE)	EUR 0.025	100.00	100.00	F
Fricopan Back GmbH, Berlin (DE)[4]	EUR 1.500	100.00	100.00	F
Fricopan Back GmbH Immekath, Immekath (DE)[4]	EUR 4.000	100.00	100.00	F
Fricopan Middle East FZE, Ras Al Khaimah (UAE)[4]	AED 0.100	100.00	100.00	F
Fricopan UK, Ltd, Romsey, Hampshire (UK)[4]	GBP 0.004	100.00	100.00	F
Hiestand Japan Co., Ltd, Tokio (JP)	JPY 185.000	100.00	100.00	F
Hiestand Austria GmbH, Wiener Neudorf (AT)	EUR 0.036	100.00	100.00	F
Hiestand Polska SP. Z.O.O., Grodzisk Mazowiecki (PL)	PLN 60.637	100.00	100.00	F
Hiestand Malaysia SDN BHD, Bandar Baru Bangi (MY)	MYR 2.400	100.00	100.00	F
La Nouvelle Boulangerie Backwaren und -technik Vertriebs GmbH, Berlin (DE)[5]	EUR 0.026	25.00	25.00	n/a
Hiestand Istanbul Dondurulmus Gida Tic. Ltd Sti., Istanbul (TR)[6]	TRY 0.545	100.00	0.00	F
Hiestand Services AG, Lupfig (CH)[7]	CHF 0.200	100.00	0.00	F

1 E = accounted for using the equity method: F = fully consolidated.
2 The TK-Center Birrfeld AG was acquired to 100% by Hiestand Schweiz AG in the first halfyear 2006, cp. note 2.3.
3 The amount disclosed represents limited liability capital
4 Fricopan Back GmbH, Berlin, Fricopan Back GmbH Immekath, Immekath, Fricopan UK, Ltd as well as Fricopan Middle East FZE acquired as per 1 November 2006, refer to note 2.3.
5 Based on contractual agreements we have no significant influence based on IAS 28.
6 The Hiestand Istanbul Dondurulmus Gida Tic. Ltd Sti. was incorporated on 1 March 2007 as a 100% subsidiary.
7 The Hiestand Services AG was founded on March 7, 2007 as 100% subsidiary.

1.5.3 BASIS OF CONSOLIDATION (CONTINUED)

ASSOCIATES Associates are those enterprises in which the Group has significant influence, but not control, over the financial and operating policies. This is generally presumed when the Group owns between 20% and 50% of the voting rights. The consolidated financial statements include the Group's share of the total recognized gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. After application of the equity method, the Group assesses whether there is any objective evidence that a net investment in an associate is impaired and recognizes any impairment loss. When the Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to zero and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

The Group does currently not include any associates.

JOINTLY CONTROLLED ENTITIES Jointly controlled entities are those enterprises over whose activities the Group has joint control, established by contractual agreement. Jointly controlled entities are accounted for using the equity method, from the date that joint control commences until the date that joint control ceases.

The Group does currently not include any jointly controlled entities.

TRANSACTIONS ELIMINATED ON CONSOLIDATION Intragroup balances and transactions, and any unrealized gains arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the enterprise. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

1.5.4 FOREIGN CURRENCY

FOREIGN CURRENCY TRANSACTIONS AND BALANCES Transactions in foreign currencies are translated to Swiss francs at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Swiss francs at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Swiss francs at foreign exchange rates ruling at the dates the values were determined.

FINANCIAL STATEMENTS OF FOREIGN OPERATIONS The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to Swiss francs at the foreign exchange rates ruling at the balance sheet date. The revenues and expenses as well as cash flows of foreign operations are translated to Swiss francs at average exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on translation of net assets, income and expenses are recognized directly in equity until a foreign operation is sold. At that point the foreign exchange differences are released to the income statement.

NET INVESTMENT IN A FOREIGN OPERATION Foreign exchange differences arising from the translation of monetary items that are, in substance, a part of the net investment in a foreign operation are recognized directly in equity. Such exchange differences are recognized in profit or loss on disposal of the net investment or on settlement of the monetary items.

Since 1 January 2004 (first time adoption of IFRS) the cumulated foreign exchange differences are treated as described before and recorded seperately in the equity.

Foreign exchange rates	Year end rates 2007	Year end rates 2006	Average rates 2007	Average rates 2006
1 EUR	1.66	1.61	1.64	1.57
100 PLN	46.27	41.94	43.54	40.47
100 JPY	1.00	1.02	1.02	1.08
1 GBP	2.38	2.39	2.43	2.31
100 MYR	34.01	34.57	35.03	34.32
1 USD	1.13	1.22	1.20	1.25
100 TRY	96.89	n/a	92.45	n/a

1.5.5 CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash balances and call deposits with original maturity dates of up to 90 days, and are stated at nominal value.

1.5.6 DERIVATIVE FINANCIAL INSTRUMENTS

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operating, financing and investing activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are stated at fair value. Recognition of any resultant gain or loss depends on the nature of the item being hedged. Gains or losses on derivative financial instruments for which no hedge accounting is applied are recognized in profit or loss immediately.

1.5.7 HEDGING

CASH FLOW HEDGES Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognized directly in equity. When the forecasted transaction results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified into profit or loss in the same period during which the asset acquired or liability assumed affects profit or loss. When the forecasted transaction results in the recognition of a non-financial asset or liability, the cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the asset or liability. In any other case, the cumulative gain or loss is removed from equity and recognized in the income statement at the same time as the hedged transaction. The ineffective part of any gain or loss is recognized in the income statement immediately.

HEDGE OF MONETARY ASSETS AND LIABILITIES Where a derivative financial instrument is used to hedge economically the foreign exchange exposure of a recognized monetary asset or liability, no hedge accounting is applied and any gain or loss on the hedging instrument is recognized in the income statement.

HEDGE OF A NET INVESTMENT AND IN FOREIGN OPERATION The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognized in equity. The ineffective portion is recognized immediately in profit or loss.

FAIR VALUE HEDGES Where a derivative financial instrument hedges the exposure to changes in the fair value of a recognized asset or liability (other than economical hedges of foreign exchange exposure of recognized monetary assets or liabilities), the hedged item is stated at fair value in respect of the risk being hedged. Gains or losses on remeasurement of both the hedging instrument and the hedged item are recognized in the income statement.

1.5.8 TRADE AND OTHER RECEIVABLES

Trade and other receivables are stated at their cost less any accumulated impairment losses.

The allowance accounts in respect of account receivables are used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amount considered irrecoverable is written off against the financial asset directly.

The Group establishes an adjustment for doubtful receivables that represents its estimate of expected losses in respect of trade and other receivables. The main components of this adjustment are an individual loss component that relates to individually significant exposures (individual value adjustments), and an overall loss component established for groups of similar assets in respect of losses that have been expected but not yet identified (overall value adjustment). The overall value adjustment is determined based on historical data of payment statistics for similar financial assets.

1.5.9 INVENTORIES

Inventories include raw materials, auxiliary supplies, finished goods and trading goods and are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated selling costs. The cost of inventories is assigned by using the weighted average cost formula. Cost includes the cost of materials, direct labor as well as a systematic allocation of fixed and variable production overheads and other costs incurred in bringing the inventories to their present location and condition.

1.5.10 ASSETS CLASSIFIED AS HELD FOR SALE

Immediately before classification as held for sale, the measurements of the assets (and all assets and liabilities in a disposal group) is brought up to date in accordance with IFRS 5. Then, on initial classification as held for sale, non-current assets and disposal groups are recognized at the lower of carrying amount and fair value less costs to sell.

Impairment losses on initial classification as held for sale are recorded directly in the income statement. The same applies to gains and losses on subsequent revaluations. Assets (or a disposal group) are only classified and measured as held for sale if they are available for sale immediately in its present condition and if the sale is highly probable within one year.

1.5.11 PROPERTY, PLANT AND EQUIPMENT AND INVESTMENT PROPERTIES

OWNED ASSETS Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost of self-constructed assets includes the cost of materials, direct labor, an appropriate proportion of production overheads. Where relevant, cost also includes the cost of dismantling and removing the items and restoring the site on which they are located.

Certain items of property, plant and equipment that had been revalued to fair value on or prior to 1 January 2004, the date of transition to IFRS, are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation, less subsequent depreciation and any impairment losses.

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

LEASED ASSETS Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Plant and equipment acquired by way of finance leases are stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses.

Payments made under operating leases are recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense.

SUBSEQUENT EXPENDITURE Expenditure incurred to add to or replace a component of an item of property, plant and equipment, including major inspection and overhaul expenditure, is capitalized. All other subsequent costs are recognized in the income statement as an expense as incurred.

1.5.11 PROPERTY, PLANT AND EQUIPMENT AND INVESTMENT PROPERTIES (CONTINUED)

DEPRECIATION Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of items of property, plant and equipment, and major components that are accounted for separately. Land is not depreciated. Leasehold property is depreciated over the shorter of the lease term and its useful life. The estimated useful lives are as follow:

Buildings	40 years
Building installations	14 years
Plant and production equipment	10 years
Office equipment	8-12 years
IT equipment	3 years
Vehicles	3-5 years

The useful life is reviewed annually.

INVESTMENT PROPERTIES Investment properties are stated at cost less accumulated depreciation and impairment losses. Land is not depreciated. The estimated useful lives are as follows:

Buildings	40 years
Building installations	14 years

The useful life is reviewed annually.

1.5.12 INTANGIBLE ASSETS

GOODWILL In respect of business combinations that have occurred since 1 January 2004, goodwill represents the difference between the cost of the business combination and the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities acquired.

In respect of business combinations that occurred prior to 1 January 2004, goodwill is included on the basis of its deemed cost, representing the amount recorded under Swiss GAAP FER at the date of transition to IFRS.

Positive goodwill is recognized as an asset and measured at cost or deemed cost less accumulated impairment losses. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate. Negative goodwill arising on an acquisition is recognized directly in the income statement.

RESEARCH AND DEVELOPMENT Expenditure on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, is recognized in the income statement as an expense as incurred.

Expenditure on development activities is capitalized only if the product or process is technically and commercially feasible, if evidence of future use exists and if development costs can be separately determined and reliably measured. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses.

CUSTOMER RELATIONSHIPS AND TRADEMARKS Customer relationships and trademarks acquired in business combinations are recognized at their fair values at the date of acquisition. Customer relationships are amortized over the expected useful live. Trademarks are tested for impairment annually or more frequent if there is an indication that they might be impaired.

OTHER INTANGIBLE ASSETS Other intangible assets with a finite useful life that are acquired by the Group are stated at cost less accumulated amortization and impairment losses.

AMORTIZATION Goodwill and other intangible assets with indefinite useful lives are not amortized. Intangible assets with a finite useful life are amortized on a straight-line basis over the estimated useful lives. The estimated useful lives are as follows:

Patents	5 years
Software	3-5 years
Customer relationships	15-25 years

1.5.13 FINANCIAL ASSETS

CURRENT FINANCIAL ASSETS Current financial assets include debt and equity instruments held for trading purposes as well as derivative assets. They are stated at fair value, with any resultant gains and losses recognized in the income statement, except for derivative assets that are designated as a cash flow hedge (see "Hedging").

Investments are recognized/derecognized by the Group on the date it commits to purchase/sell the investments (trade date).

LOANS AND OTHER FINANCIAL ASSETS Other financial assets comprise long-term receivables such as rent deposits. Loans and other long-term receivables are stated at amortized cost less impairment losses.

1.5.14 IMPAIRMENT

Goodwill and intangible assets with indefinite useful lives are tested for impairment annually or more frequently, if there is an indication that they might be impaired. The carrying amount of assets other than goodwill, inventories and deferred tax assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Impairment losses in respect of goodwill are not reversed. An impairment loss of a receivable is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognized. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

1.5.15 TRADE AND OTHER PAYABLES

Trade and other payables, other than derivative liabilities are stated at amortized cost. Derivative liabilities are stated at fair value, with any resultant gains and losses recognized in the income statement, except for derivative liabilities that are designated as a cash flow hedge (see "Hedging").

1.5.16 INTEREST-BEARING LOANS AND BORROWINGS

Interest-bearing liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequently, interest-bearing liabilities are stated at amortized cost using the effective interest rate method.

1.5.17 PROVISIONS

A provision is recognized when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows.

RESTRUCTURING A provision for restructuring is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced to those affected by it.

ONEROUS CONTRACTS A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

1.5.18 EMPLOYEE BENEFITS

The Group sponsors post-employment benefit plans according to the national regulations of the countries in which it operates.

DEFINED CONTRIBUTION PLANS Certain of the Group's pension schemes are defined contribution plans. Obligations for contributions to these plans are recognized as an expense in the income statement as incurred.

DEFINED BENEFIT PLANS The pension plans in Switzerland qualify as defined benefit plans under IAS 19. The Group's net obligation is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at balance sheet date on high quality bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed on an annual basis by qualified actuaries using the projected credit unit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the income statement.

Actuarial gains and losses are recognized to the extent that they exceed 10% of the higher of the defined benefit obligation and the fair value of plan assets. The amount exceeding this corridor is recognized in the income statement over the expected average remaining working lives of the employees participating in the plan.

Where the calculation results in a surplus, a pension asset is recognized only to the extent that it represents economic benefits in the form of refunds or reductions in future contributions.

LONG-TERM SERVICE BENEFITS The Group's net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefits that employees have earned in return for their service in the current and prior periods.

1.5.19 TREASURY SHARES

When share capital of Hiestand Holding AG is repurchased, the amount of the consideration paid (acquisition price), including directly attributable costs and current taxes, is recognized as a change in equity. Repurchased shares are classified as treasury shares and presented as a deduction from equity. The consideration received when treasury shares are sold is recognized as a change in equity, whereby any amount exceeding or falling short of the original cost is recognized in additional paid-in capital.

1.5.20 REVENUE RECOGNITION

GOODS SOLD AND SERVICES RENDERED Revenue from the sale of goods is recognized net of sales deductions (such as trade discounts and rebates) when the goods are delivered and the significant risks and rewards transferred to the buyer. Commission income from logistical services rendered is recognized in proportion to the stage of their completion at the balance sheet date.

GOVERNMENT GRANTS In certain countries, the Group obtains government grants related to property, plant and equipment or other assets or in the form of refunds for certain expenses.

Grants that compensate the Group's cost of assets are recognized initially as a deduction from the carrying amount of the respective item and subsequently released to the income statement by way of reduced depreciation charges.

Grants for expenses incurred or granted unconditionally are recognized in the income statement when the grant becomes receivable.

1.5.21 FINANCIAL EXPENSES AND FINANCIAL INCOME

Financial expenses and financial income comprise interest payable on borrowings calculated using the effective interest method, interest receivable on funds invested, dividend income, foreign exchange gains or losses, unrealized gains and losses on certain financial assets and liabilities (including derivatives) stated at fair value, and gains and losses on disposal of financial instruments. All borrowing costs are expensed.

Interest income is recognized in the income statement as it occurs, using the effective interest method. Dividend income is recognized in the income statement on the date the entity's right to receive payments is established which in the case of quoted securities is usually the ex-dividend date. The interest expense component of finance lease payments is recognized in the income statement using the effective interest method.

1.5.22 INCOME TAX

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized based on the balance sheet liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. No deferred tax is recognized on goodwill if it is not deductible for tax purposes, and any temporary differences relating to investments in subsidiaries to the extent that they are controlled by the Group and will probably not reverse in the foreseeable future. The amount of deferred tax recognized is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

1.5.23 SEGMENT REPORTING

Segment information is presented in respect of the Group's geographical and business segments. The primary format, geographical segments, is based on the Group's management and internal reporting structure. Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis (including goodwill). Unallocated items comprise mainly interest-earning assets and related revenue, interest-bearing loans, borrowings and related expenses, income tax, corporate assets and related expenses.

GEOGRAPHICAL SEGMENTS The Group is primarily managed by two geographical markets: Europe, which stands for the core of the Group, and Asia, which represents the future opportunities in a developing frozen bakery products market. Europe includes operations in Switzerland, Germany, Austria, Poland and the respective export markets, whereas Asia comprises Turkey, Malaysia and Japan and the respective export markets.

Geographical segment information is based on the geographical location of assets. As the sales organizations are located in the same geographical region as the customers, revenue by location of assets is identical to revenue by location of customers.

BUSINESS SEGMENTS The Group operates in the following main business segments:

- The frozen bakery product segment includes the production and sale of frozen bakery products to all type of customers, including export customers. The products are sold at various convenience levels such as raw dough, pre-proven, parbaked or after defrosting ready to consume.
- The fresh bakery product segment includes the production and sale of fresh bakery products to selected customers. The products are only sold freshly baked and in the proximity of Zurich and Warsaw.
- The retail segment consists of sales by our own baking shops and from Hiestand operated bake-off stations.

1.5.24 IFRS STANDARDS NOT YET EFFECTIVE

The following new and revised Standards and Interpretations have been issued, but are not yet effective and are not applied early in these consolidated financial statements. Their impact on the consolidated financial statements of Hiestand Group has not yet been systematically analyzed. The expected effects as disclosed in the table below reflect a first assessment by Group management.

Standard/Interpretation		Effective date	Planned application by the Hiestand Group
IFRIC 11 – IFRS 2, Group and Treasury Share Transactions	*	1 March 2007	Reporting year 2008
IFRIC 12 – Service Concession Arrangements	*	1 January 2008	Reporting year 2008
IFRIC 14 – IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction	***	1 January 2008	Reporting year 2008
IFRIC 13 – Customer Loyalty Programs	*	1 July 2008	Reporting year 2009
IAS 1 rev. – Presentation of Financial Statements	**	1 January 2009	Reporting year 2009
IAS 23 rev. – Borrowing Costs	*	1 January 2009	Reporting year 2009
IFRS 8 – Operating Segments	**	1 January 2009	Reporting year 2009
IFRS 3 rev. – Business Combinations	***	1 July 2009	Reporting year 2010

* No or no significant impacts are expected on the consolidated financial statements of the Hiestand Group.
** Mainly additional or changes in disclosures are expected in the consolidated financial statements of the Hiestand Group.
*** The impact on the consolidated financial statements of the Hiestand Group can not yet be reliably determined.

Notes

2.1 PRIMARY SEGMENT REPORTING

in CHF thousand

	Europe 2007	Europe 2006	Asia 2007	Asia 2006
Sales to third and related parties	714 203	490 481	27 941	27 213
Sales IC: to other area (intrasegment)	4 317	3 994	–	–
Total revenue	**718 520**	**494 475**	**27 941**	**27 213**
EBITDA	**124 081**	**95 387**	**2 221**	**2 497**
Depreciation	(34 161)	(25 431)	(907)	(1 151)
EBITA	**89 920**	**69 956**	**1 314**	**1 346**
Amortization of intangible assets	(5 848)	(2 510)	(94)	(92)
EBIT	**84 072**	**67 446**	**1 220**	**1 254**
Assets	**657 263**	**587 948**	**17 495**	**16 678**
Intercompany	26 819	23 693	1 197	958
Other assets	630 444	564 255	16 298	15 720
Liabilities	**139 969**	**107 428**	**8 150**	**8 580**
Intercompany	56 752	39 869	4 907	4 923
Other liabilities	83 217	67 559	3 243	3 657
Investments in fixed assets, investment property and intangible assets	50 130	228 961	1 362	944

* Adjusted

Export-sales to countries outside the defined segments are recorded in the segment in which the sales are invoiced. The small volume of these sales does not require a separate segment.

2.2 SECONDARY SEGMENT REPORTING

in CHF thousand

	Frozen 2007	Frozen 2006	Fresh 2007	Fresh 2006
Sales to third parties and related parties	689 389	493 416	40 596	12 579
Assets	631 848	565 972	2 851	2 596
Investments in fixed assets investment property and intangible assets	50 578	228 950	645	203

* Adjusted

Unallocated 2007	Unallocated 2006	Eliminations 2007	Eliminations 2006	Total 2007	Total 2006
–	–	–	–	742 144	517 694
–	–	(4 317)	(3 994)	–	–
–	–	(4 317)	(3 994)	742 144	517 694
(12 926)	(11 373)	(4 923)	(4 936)	108 453	81 575
(187)	(140)	–	–	(35 255)	(26 722)*
(13 113)	(11 513)	(4 923)	(4 936)	73 198	54 853*
(2)	–	–	–	(5 944)	(2 602)
(13 115)	(11 513)	(4 923)	(4 936)	67 254	52 251*
602 005	669 983	(618 860)	(655 857)	657 903	618 752*
590 844	631 206	(618 860)	(655 857)	–	–
11 161	38 777	–	–	657 903	618 752
471 704	438 150	(281 810)	(205 892)	338 013	348 266*
220 151	161 100	(281 810)	(205 892)	–	–
251 553	277 050	–	–	338 013	348 266
532	597	–	–	52 024	230 502

Retail 2007	Retail 2006	Unallocated 2007	Unallocated 2006	Eliminations 2007	Eliminations 2006	Total 2007	Total 2006
12 159	11 699	–	–	–	–	742 144	517 694
12 043	11 407	11 161	38 777	–	–	657 903	618 752*
269	752	532	597	–	–	52 024	230 502

2.3 ACQUISITIONS OF SUBSIDIARIES

in CHF thousand

In 2007 the Group did not acquire any subsidiaries.
In 2006 the Group acquired the following subsidiaries:

	Cash Outflow
Fricopan Group	150 906
TK-Center Birrfeld AG	2 152
Total	**153 058**

Fricopan Group

On 1 November 2006, the Group acquired all interests of Fricopan Back GmbH, Berlin, Fricopan Back GmbH Immekath, Immekath, Fricopan UK LTD and Fricopan Middle East FZE for the amount of TEUR 89 610. During financial 2007 the final computation of the fair value was performed. Because of the short time period between the aquisition date and the balance sheet date as of 31 December 2006 and due to incomplete documentation the fair values of the aquired assets and liabilities could not definitively be determined as of 31 December 2006.

The adjusted closing as of 31 December 2006 and as of 30 June 2007 include the final fair value determination of buildings, equipment and machines. Depreciation and deferred taxes have been adjusted retrospectively accordingly.

The acquisition had the following effect on the Group's assets and liabilities (finally determined):

Acquiree's net assets at the acquisition date	provisorily determined values	Fair Value Adjustments	adjusted Values
Cash and cash equivalents	518	–	518
Current financial assets	2	–	2
Trade receivables	19 711	–	19 711
Current tax assets	889	–	889
Other receivables	4 228	–	4 228
Inventories	9 330	–	9 330
Deferred expenses & accrued income	83	–	83
Property, plant & equipment (PPE)	49 796	(7 010)	42 786
Financial assets (non-current)	1 655	–	1 655
Intangible assets	65 937	–	65 937
Interest-bearing loans and borrowings (current)	(35 838)	–	(35 838)
Trade payables	(14 426)	–	(14 426)
Other liabilities	(1 830)	–	(1 830)
Accrued expenses & deferred income	(3 780)	–	(3 780)
Deferred tax liabilities	(27 379)	2 580	(24 799)
Provisions	(97)	–	(97)
Contingent liabilities	(97)	–	(97)
Total net identifiable assets, liabilities and contingent liabilities	**68 702**	**(4 430)**	**64 272**
Goodwill on acquisition	74 253	4 430	78 683
Total (cost of the combination)	**142 955**	–	**142 955**
Consideration paid in cash	139 081	–	139 081
Costs directly attributable to the combination	3 874	–	3 874
Total cost of the combination	**142 955**	–	**142 955**
Cash acquired	(518)	–	(518)
Redemption of shareholders loan	8 469	–	8 469
Net cash outflow	**150 906**	–	**150 906**

As a result of the adjusted purchase price allocation intangible assets totaling CHF 65.9 million (customer relationships CHF 61.6 million and trademarks CHF 4.3 million), deferred tax liabilities of CHF 24.8 million and contingent liabilities of TCHF 97 were recognized.

The remaining goodwill includes expected synergies from the acquisition, the workforce and potentially other intangible assets that could not be valued separately.

In the year 2006 the subsidiaries contributed an adjusted profit of TCHF 421 to the consolidated profit. If the acquisition date had occurred on 1 January 2006, the estimated consolidated net sales for the year would have been CHF 648 million. An estimated consolidated profit for the same period is impracticable to be determined due to the lack of data.

The balance sheet, the income statement and the statement of cash flows as of 31 December 2006 and as of 30 June 2007 were influenced by the fair value adjustment as follows:

CONSOLIDATED BALANCE SHEET
ASSETS
in CHF thousand

	Values as of 31 December 2006			Values as of 30 June 2007		
	Annual Report 2006	Fair Value Adjustments	Annual Report 2006, adjusted	unaudited Half Year Report 2007	Fair Value Adjustments	unaudited Half Year Report 2007, adjusted
Positions affected by the adjustments						
Property, plant and equipment	236 237	(6 947)	229 290	246 801	(6 656)	240 145
Intangible assets	224 061	4 486	228 547	228 105	4 614	232 719
Total non-current assets	466 833	(2 461)	464 372	482 191	(2 041)	480 150
Total assets	621 213	(2 461)	618 752	661 277	(2 041)	659 236

2.3 ACQUISITIONS OF SUBSIDIARIES (CONTINUED)

LIABILITIES AND EQUITY
as of 31 December in CHF thousand

	Values as of 31 December 2006			Values as of 30 June 2007		
	Annual Report 2006	Fair Value Adjustments	Annual Report 2006, adjusted	unaudited Half Year Report 2007	Fair Value Adjustments	unaudited Half Year Report 2007, adjusted
Positions affected by the adjustments						
Deferred tax liabilities	44 756	(2 556)	42 200	46 183	(2 449)	43 734
Total non-current liabilities	219 166	(2 556)	216 610	213 209	(2 449)	210 760
Total liabilities	350 822	(2 556)	348 266	372 786	(2 449)	370 337
Retained earnings	160 194	95	160 289	177 225	407	177 632
Total shareholders' equity attributable to equity holders of Hiestand Holding AG	259 652	95	259 747	276 502	407	276 909
Total equity	270 391	95	270 486	288 491	407	288 898
Total liabilities & equity	621 213	(2 461)	618 752	661 277	(2 042)	659 235

CONSOLIDATED INCOME STATEMENT
as of 31 December in CHF thousand

	for the Year ending 31 December 2006			for the Half Year ending 30 June 2007		
	Annual Report 2006	Fair Value Adjustments	Annual Report 2006, adjusted	unaudited Half Year Report 2007	Fair Value Adjustments	unaudited Half Year Report 2007, adjusted
Positions affected by the adjustments						
Depreciation of property, plant and equipment	(26 876)	154	(26 722)	(16 827)	483	(16 344)
Earnings before interest and taxes (EBIT)	52 097	154	52 251	31 149	483	31 632
Profit before tax	49 091	154	49 245	27 095	483	27 578
Income tax expense	(12 433)	(58)	(12 491)	(8 491)	(178)	(8 669)
Profit for the year	36 658	96	36 754	18 604	305	18 909
Profit attributable to equity holders of Hiestand Holding AG	34 287	96	34 383	16 094	305	16 399
Basic earnings per share (in CHF)	64.59	0.18	64.77	30.32	0.57	30.89
Diluted earnings per share (in CHF)	64.59	0.18	64.77	30.32	0.57	30.89

CONSOLIDATED STATEMENT OF CASH FLOW

in CHF thousand

	for the Year ending 31 December 2006			for the Half Year ending 30 June 2007		
	Annual Report 2006	Fair Value Adjustments	Annual Report 2006, adjusted	unaudited Half Year Report 2007	Fair Value Adjustments	unaudited Half Year Report 2007, adjusted
Positions affected by the adjustments						
Profit before tax	49 091	154	49 245	27 095	483	27 578
Depreciation of property, plant and equipment	26 876	(154)	26 722	16 827	(483)	16 344

2.3 ACQUISITIONS OF SUBSIDIARIES (CONTINUED)

in CHF thousand

TK-CENTER BIRRFELD AG On 24 February 2006 Hiestand Schweiz AG acquired 27% of the shares and on 30 March 2006 the remaining 36.5% of the shares of TK-Center Birrfeld AG. After these transactions Hiestand Schweiz AG controls 100% of the company which had been included as an associate company before with 36.5%. Since the date control has been acquired, TK-Center Birrfeld AG is fully consolidated.

The acquisition had the following effect on the Group's assets and liabilities:

Acquiree's net assets at the date control has been acquired:

	Recognized amounts
Cash and cash equivalents	2 696
Trade receivables	1 229
Other receivables	393
Deferred expenses & accrued income	123
Property, plant & equipment	13 602
Investment properties	2 054
Intangible assets	108
Trade payables	(578)
Other liabilities	(642)
Loan from Hiestand	(6 300)
Other interest-bearing loans and borrowings	(10 800)
Accrued expenses & deferred income	(320)
Provisions	(25)
Deferred tax assets	76
Total net identifiable assets, liabilities and contingent liabilities	**1 616**

As mentioned above, Hiestand Schweiz AG acquired the control over the subsidiary in several steps. In terms of a so called "step acquisition" a negative goodwill was determined by comparing the acqusition price with the acquired net assets. Based on the valuations performed, the carrying amounts of property, plant and equipment as well as of inventories approximated their fair values. Apart from that, no fair value adjustments were necessary.

The initial investment of 36.5% had been acquired at the time of foundation of the company in 1992 amounting to TCHF 563. There was no goodwill recognized at that time.

The carrying amount of the investment determined by using the equity method amounted to TCHF 688 as at 24 February 2006. In the course of the first-time consolidation an amount of TCHF 68 representing prior changes to the carrying amount has been charged to equity with no impact on the income statement.

As a result of the acquisition transaction in the first halfyear 2006 a negative goodwill of TCHF 202 has been recognized in the income statement in accordance with IFRS 3.

The net cash outflow of the acquisition amounts to TCHF 2 152 in 2006 and comprises:

Purchase price for 63.5%	(851)
Cash acquired	2 696
Redemption of shareholders' loan	(3 997)
Cash outflow out of the acquisition in 2006	**(2 152)**

In 2006 (since the first-time consolidation) the subsidiary contributed profit of TCHF 591 to the consolidated profit. If the acquisition date had occurred on 1 January 2006, the estimated consolidated net sales would have been CHF 518 million. An estimated consolidated profit for the same period would have increased by about CHF 0.4 million.

2.4 INCOME TAX EXPENSE

in CHF thousand

Recognized in income statement

	2007	2006 adjusted*
Current tax expense		
Current year	16 723	10 853
Adjustments to prior years	98	(358)
Total current tax expense	**16 821**	**10 495**
Deferred tax expense		
Changes in temporary differences (net)	2 234	2 948*
Effect of tax rate changes	(8 329)	–
Effect of unrecognized tax losses carried forward	(795)	(952)
Other effects	40	–
Total deferred tax expense	**(6 850)**	**1 996**
Total income tax expense in income statement	**9 971**	**12 491***

Reconciliation of effective tax rate

	2007	2007	2006 adjusted*	2006 adjusted*
Profit before tax		58 250		**49 245***
Income tax based on weighted average local tax rates	29.4%	17 110	25%	12 332*
Effect of tax rate changes (rates decreased)	-14.3%	(8 329)	0.0%	–
Value adjustments on deferred tax assets (calculated)	2.3%	1 349	0.0%	–
Non-deductible expenses	3.2%	1 839	2.2%	1 068
Tax exempt revenues	-4.6%	(2 685)	-2.0%	(975)
Effects from unrecognized tax losses	1.3%	756	0.9%	424
Under/(Over) provided in prior years	0.2%	98	-0.7%	(358)
Other effects	-0.3%	(167)	0.0%	–
Total income tax expense in income statement	**17.1%**	**9 971**	**25.4%**	**12 491***

* Adjusted

The increase in the weighted average tax rate mainly stems from the profit contribution mix of the subsidiaries. In 2007 there was a tax rate change which affected the deferred tax balances of the German subsidiaries. The tax rate decrease has no influence to the current income taxes, as the new tax rate will be effective for taxation periods starting 1st January 2008.

The adjustment in current tax expenses relating to prior years resulted from the completion of governmental tax audits.

Current tax recognized directly in equity in 2007 amounts to TCHF 2 (prior year: TCHF 16).

CURRENT TAX ASSETS AND LIABILITIES The current tax asset of TCHF 3 281 (prior year: TCHF 4 340) represents the amount of income taxes recoverable in respect of current and prior year periods that exceeds payments.

The current tax liabilities of TCHF 17 049 (prior year: TCHF 12 128) represent the amount estimated of income tax owing to authorities at the balance sheet date.

2.5 DEFERRED TAX ASSETS AND LIABILITIES

in CHF thousand

Recognized deferred tax assets and liabilities

	Assets 2007	Assets 2006	Liabilities 2007	Liabilities 2006
Trade accounts receivable	–	–	253	209
Inventories	(1 085)	(132)	834	1 000
Prepaid expenses and accrued income	–	–	704	838
Property, plant and equipment	(1 432)	(742)	7 668	7 734*
Intangible assets	(1 316)	(4)	24 852	30 127
Loans due from intercompany	–	–	3 370	2 181
Employee benefit assets	–	–	164	149
Other assets	(3)	(5)	–	54
Employment benefit obligations	(58)	(185)	22	4
Other liabilities	(2 444)	(2 228)	4 716	3 169
Deferred tax asset on tax loss carry forward	(1 120)	(886)	–	–
Total (Assets)/Liabilities	**(7 458)**	**(4 182)**	**42 583**	**45 465***
Set off of Tax	6 393	3 265	(6 393)	(3 265)
Net tax (Assets)/Liabilities	**(1 065)**	**(917)**	**36 190**	**42 200***

* Adjusted

Unrecognized deferred tax assets Deferred tax assets have not been recognized in respect of the following items:

	2007	2006
Unrecognized tax loss carry forward	9 193	8 025
Total	**9 193**	**8 025**

Expiry of losses for which future benefits are not recognized as deferred tax assets

	2007	2006
Balance sheet date + 3 years	16	–
Balance sheet date + 4 years	445	–
Balance sheet date + 5 years	695	1 254
Balance sheet date + 6 years	1 052	–
Balance sheet date + 7 years	630	–
Balance sheet date equals or above 10 years	33 554	30 587
Total	**36 392**	**31 841**

2.6 CASH AND CASH EQUIVALENTS

in CHF thousand

	2007	2006
Bank balances	12 053	26 744
Total cash and cash equivalents	**12 053**	**26 744**

2.7 TRADE AND OTHER RECEIVABLES

in CHF thousand

	2007	2006
Trade receivables due from third parties	83 104	69 875
Trade receivables due from related parties	3 191	1 829
Total other receivables	**86 295**	**71 704**

	2007	2006
Other receivables due from third parties	16 886	9 948
Other receivables due from related parties	11	79
Total other receivables	**16 897**	**10 027**
Total trade and other receivables	**103 192**	**81 731**

Other receivables due from third parties mainly comprise claims for refunds from government institutions.

2.7 TRADE AND OTHER RECEIVABLES (CONTINUED)
in CHF thousand

The following table points out the ageing structure of trade receivables and the related individual value adjustments:

	Gross 2007	Value adjustment 2007	Gross 2006	Value adjustment 2006
Within payment terms	61 868	–	53 367	–
1–30 days overdue	22 279	(316)	10 103	(164)
31–60 days overdue	1 801	(56)	7 008	(202)
61–90 days overdue	742	(205)	1 083	(277)
91–120 days overdue	416	(338)	1 127	(498)
More than 120 days overdue	1 478	(1 374)	1 130	(973)
Total	**88 584**	**(2 289)**	**73 818**	**(2 114)**

Value adjustments have changed as follows:

	2007	2006
Individual value adjustments		
Balance as of 1 January	(1 504)	(1 394)
Increase	(562)	(258)
Decrease	–	(348)
Use	395	518
Foreign exchange differences	(64)	(22)
Balance 31 December	**(1 735)**	**(1 504)**
Overall value adjustments		
Balance as of 1 January	(610)	(481)
Net decrease/(increase)	56	(129)
Balance as of 31 December	**(554)**	**(610)**

Trade receivables within payment terms mainly consists of receivables of long lasting customer relationships. Due to experience, the Hiestand Group does not expect material losses.

In 2007 losses on trade receivables amount to TCHF 665 (prior year: TCHF 412).

For further information relating to the credit management respectively to trade receivables please refer to Note 2.26.

2.8 INVENTORIES

in CHF thousand

	2007	2006
Raw materials and auxiliary supplies	10 864	8 163
Finished goods	24 847	18 851
Trading goods	5 731	6 458
Total inventories	**41 442**	**33 472**

As a result of a high inventory turnover and marginal inventory losses, no significant valuation allowances were recognized (TCHF 214; prior year TCHF 308).

2.9 ASSETS HELD FOR SALE

As at the balance sheet date of 31 December 2007 the Group recorded non-current assets held for sale amounting to TCHF 100 (prior year: TCHF 221). This relates to property, plant and equipment held by the subsidiary Hiestand Schweiz AG. These are mainly assets such as ovens and freezers. The assets are stated at market value before they are sold to customers (primary segment is Europe and secondary segment is frozen products). During 2007 TCHF 221 (prior year: TCHF 8) of assets held for sale were sold.

It is planned to sell these assets at market values, which presumably equals to the net book values. It is planned to sell these assets within the next 12 months. There were no impairment losses recorded in 2007 (prior year: TCHF 12).

2.10 EFFECT OF THE DISPOSAL OF GROUP COMPANIES

DISPOSALS The Group did not dispose any subsidiary during fiscal year 2006 and 2007.

2.11 PROPERTY, PLANT AND EQUIPMENT AND INVESTMENT PROPERTIES

PROPERTY, PLANT AND EQUIPMENT

in CHF thousand

	Land	Buildings	Plant and production equipment	Prepayment and PP&E under construction	Other equipment	Total
Cost						
Balance as of 1 January 2006	4 268	77 947	181 686	1 115	42 188	307 204
Acquisitions through business combinations	2 751	20 057	28 309	2 753	2 518	56 388
Additions	28	2 163	6 646	4 008	12 322	25 167
Transfer/Other	–	835	901	(1 887)	149	(2)
Transfer to non-current assets held for sale	–	–	(33)	–	(221)	(254)
Disposals	–	(182)	(3 083)	–	(2 044)	(5 309)
Translation adjustment	163	2 068	2 779	100	639	5 749
Balance as of 31 December 2006, adjusted	7 210	102 888	217 205	6 089	55 551	388 943
Balance as of 1 January 2007	7 210	102 888	217 205	6 089	55 551	388 943
Additions	75	6 847	20 740	13 419	8 210	49 291
Transfer/Other	2 054	6 408	9 593	(16 822)	821	2 054
Disposals	–	(113)	(3 447)	–	(2 123)	(5 683)
Government Grants	–	(677)	(2 746)	–	(112)	(3 535)
Translation adjustment	316	3 759	4 676	175	969	9 895
Balance as of 31 December 2007	9 655	119 112	246 021	2 861	63 316	440 965
Accumulated depreciation and impairment losses						
Balance as of 1 January 2006	60	18 255	91 622	–	25 065	135 002
Depreciation charge for the year	4	3 810	16 759	–	6 149	26 722
Transfer/Other	–	–	(7)	–	7	–
Transfer to non-current assets held for sale	–	–	(33)	–	–	(33)
Disposals	–	(174)	(2 796)	–	(1 374)	(4 344)
Translation adjustment	–	509	1 498	–	299	2 306
Balance as of 31 December 2006, adjusted	64	22 400	107 043	–	30 146	159 653
Balance as of 1 January 2007	64	22 400	107 043	–	30 146	159 653
Depreciation charge for the year	4	4 570	22 978	–	7 655	35 207
Disposals	-	(102)	(2 938)	–	(1 686)	(4 726)
Translation adjustment	(1)	917	2 284	–	509	3 709
Balance as of 31 December 2007	67	27 785	129 367	–	36 624	193 843
Carrying amounts						
As of 31 December 2006, adjusted	7 146	80 488	110 162	6 089	25 405	229 290
As of 31 December 2007	9 588	91 327	116 654	2 861	26 692	247 122

During 2007 a transfer from investment properties to fixed assets was recognized (refer to "Investment Properties"). During fiscal year 2006 a transfer to software was recognized (see note 2.12).

IMPAIRMENT LOSSES AND SUBSEQUENT REVERSAL There were no impairment losses or reversals during 2007 and 2006.

LEASED PLANT AND MACHINERY The carrying amount of assets held under finance leases amounts to TCHF 173 as of 31 December 2007 (prior year: TCHF 126).

CAPITAL COMMITMENTS As of 31 December 2007 capital commitments amount to TCHF 5 724 (prior year: TCHF 9 592)

FIRE INSURANCE VALUE As of 31 December 2007 the fire insurance value amounts to TCHF 400 277 (prior year: TCHF 347 529)

PLEDGED ASSETS As of 31 December 2007 the book value of pledged assets amounts to TCHF 8 700 (prior year: TCHF 45 394).

2.11 PROPERTY, PLANT AND EQUIPMENT AND INVESTMENT PROPERTIES (CONTINUED)

INVESTMENT PROPERTIES

in CHF thousand

	Land	Buildings	Total
Cost			
Balance as of 1 January 2006	–	–	–
Acquisitions through business combinations	2 054	–	2 054
Balance as of 31 December 2006	**2 054**	–	**2 054**
Balance as of 1 January 2007	**2 054**	–	**2 054**
Additions	1 444	3 984	5 428
Transfer/Other	(2 054)	–	(2 054)
Balance as of 31 December 2007	**1 444**	**3 984**	**5 428**
Accumulated depreciation and impairment losses			
Balance as of 1 January 2006	–	–	–
Balance as of 31 December 2006	–	–	–
Balance as of 1 January 2007	–	–	–
Depreciation charge for the year	–	48	48
Balance as of 31 December 2007	–	**48**	**48**
Carrying amounts			
As of 31 December 2006	2 054	–	2 054
As of 31 December 2007	**1 444**	**3 936**	**5 380**

The investment properties relate to a land reserve in Gressy (Switzerland) owned by TK-Center Birrfeld AG, a land reserve owned by Hiestand Malaysia SDN BHD, in Bangi (Malaysia) and to office space in an office building in Schlieren (Switzerland, owned by Hiestand Schweiz AG). The Balance sheet value as at 31 December 2007 amounts to TCHF 5 380 (prior year: TCHF 2 054) representing the fair value of the assets at the time control has been assumed less accumulated depreciation.

During 2007 rental income from investment properties amount to TCHF 134 (prior year: TCHF 0). Expenses in connection with the investment property are immaterial in 2007 and in 2006. The investment property income reflects also the cash-inflow.

2.12 INTANGIBLE ASSETS
in CHF thousand

	Goodwill	Software	Customer relationships	Other intangible assets (finite lives)	Other intangible assets (indefinite lives)	Total
Cost						
Balance as of 1 January 2006	**76 484**	**8 139**	**–**	**1 215**	**–**	**85 838**
Acquisitions through business combinations	78 683	175	61 544	–	4 327	144 729
Additions	–	1 528	–	110	–	1 638
Transfer/Other	–	2	–	–	–	2
Translation adjustment	3 545	96	778	37	55	4 511
Balance as of 31 December 2006, adjusted	**158 712**	**9 940**	**62 322**	**1 362**	**4 382**	**236 718**
Balance as of 1 January 2007	**158 712**	**9 940**	**62 322**	**1 362**	**4 382**	**236 718**
Additions	–	774	–	66	–	840
Translation adjustment	5 833	167	1 901	19	133	8 053
Balance as of 31 December 2007	**164 545**	**10 881**	**64 223**	**1 447**	**4 515**	**245 611**
Amortization and impairment losses						
Balance as of 1 January 2006	**342**	**4 778**	**–**	**348**	**–**	**5 468**
Amortization charge for the year	–	1 806	599	197	–	2 602
Translation adjustment	–	78	14	9	–	101
Balance as of 31 December 2006	**342**	**6 662**	**613**	**554**	**–**	**8 171**
Balance as of 1 January 2007	**342**	**6 662**	**613**	**554**	**–**	**8 171**
Amortization charge for the year	–	1 944	3 767	233	–	5 944
Translation adjustment	415	64	53	(2)	–	530
Balance as of 31 December 2007	**757**	**8 670**	**4 433**	**785**	**–**	**14 645**
Carrying amounts						
As of 31 December 2006, adjusted	**158 370**	**3 278**	**61 709**	**808**	**4 382**	**228 547**
As of 31 December 2007	**163 788**	**2 211**	**59 790**	**662**	**4 515**	**230 966**

The increase in goodwill and other intangible assets in 2006 was due to the acquisition of Fricopan Back GmbH, Berlin, Fricopan Back GmbH Immekath, Immekath, Fricopan UK LTD and Fricopan Middel East FZE.

Other intangible assets with indefinite useful lives are trademarks acquired in the above mentioned business combination.

The useful lives of Trademarks are considered indefinite at this point in time. As a consequence, this assets is no systematically amortized.

2.12 INTANGIBLE ASSETS (CONTINUED)

in CHF thousand

Impairment loss and subsequent reversal There were no impairment losses and reversals during 2007 or 2006.

Allocation of goodwill and intangible assets with indefinite useful lives: The cash generating units (CGU) are defined as follows:

CGU	Goodwill	Other intangible assets (indefinite lives)
Hiestand & Suhr Handels- und Logistik GmbH	72 795	–
Hiestand Polska SP. Z.O.O.	8 884	–
Fricopan Group[1]	82 109	4 515
Total as of 31 December 2007	**163 788**	**4 515**

1 The amount represents the adjusted Goodwill amount

Impairment tests for cash-generating units containing goodwill and intangible assets with indefinite useful lives

HIESTAND & SUHR HANDELS- UND LOGISTIK GMBH AND HIESTAND POLSKA SP.Z.O.O.

GOODWILL The last impairment test was performed as of 31 December 2007 based on the present and expected future performance of the above cash generating units. The future performance is based on the detailed budgets for the years 2008, 2009 and 2010. Thereafter, cash flows were extrapolated using a growth rate of 0%.

These detailed budgets were used for a free cash flow calculation by CGU with a discount rate of 7.8% for Germany and 9.05% for Poland and led to a value in use. This value in use was compared with the actual net assets of the respective CGU.

Based on the impairment tests as of closing date for Hiestand Beteiligungsholding GmbH & CO. KG, Hiestand & Suhr Handlesund Logistik GmbH and Hiestand Polska SP. Z.O.O., the value of all goodwill positions held is confirmed. In the opinion of management, there are no realistically possible changes to the applied assumptions that may result in an impairment loss. This excludes unforeseen circumstances.

FRICOPAN GROUP

GOODWILL A goodwill impairment test was performed as of closing date by comparing the carrying amount of the CGU to its fair value less costs to sell. The fair value was determined based on discounted cash flows for the years 2008–2012, using a discount rate of 7.8% and a growth rate of 1.5% to extrapolate the cash flow projections. The discount rate was determined based on information of comparable listed companies.

Based on the impairment tests, the fair value less costs to sell exceeds the carrying amount by CHF 13.3 millions. The following changes to the applied assumptions would result in the recoverable amount equaling the respective carrying amount:

- Increase in the discount rate of approximately 0.5 percentage points, or
- decrease in the growth rate by approximately 0.5 percentage points, or
- decrease in the EBITDA margin of approximately 0.75 percetage points

TRADEMARKS As per closing date an impairment test was performed for the acquired brands. The fair value was determined based on discounted cash flows for the years 2008–2012, using a discount rate of 7.8%, a licence fee on the brands of 1.5% and a growth rate of 1.5%.

Based on the impairment tests, the fair value exceeds the carrying amount by CHF 1.2 millions. The following changes to the applied assumptions would result in the recoverable amount equaling the respective carrying amount:

- Increase in the discount rate of approximately 6 percentage points, or
- decrease of the licence fee of approximately 0.3 percentage points.

IMPAIRMENT TEST FOR INTANGIBLE ASSETS WITH FINITE LIVES The useful lives of client relationships were reviewed and there are no indications for an impairment.

2.13 INVESTMENTS IN ASSOCIATES

As of 31 December 2007 and 31 December 2006 the Group had no investments in associates.

2.14 OTHER FINANCIAL ASSETS

in CHF thousand

Other non-current financial assets

	2007	2006
Rental deposits	394	380
Customs deposits	340	340
Other	1 949	1 930
Total	**2 683**	**2 650**

Among others the other non-current financial assets include the minority investment of La Nouvelle Boulangerie Backwaren und -technik Vertriebs GmbH, Berlin with a carrying amount of TCHF 1 727 (prior year: TCHF 1 676).

Other current financial assets

	2007	2006
Equity securities held for trading	2 839	2 736
Total	**2 839**	**2 736**

These equity securities are held as cash reserve.

2.15 TRADE AND OTHER PAYABLES

in CHF thousand

Trade payables

	2007	2006
Trade payables (third parties)	60 705	49 162
Total	**60 705**	**49 162**

Other payables

	2007	2006
Other payables (third parties)	5 112	4 697
Other payables (related parties)	14	160
Pension funds	166	149
Total	**5 292**	**5 006**

2.16 INTEREST-BEARING LOANS AND BORROWINGS

in CHF thousand

Non-current liabilities

	2007	2006
Bank liabilities	136 013	156 148
Finance lease liabilities	120	78
Mortgages	–	6 586
Loans from third parties	5 800	8 600
Total	**141 933**	**171 413**

Current liabilities

	2007	2006
Bank liabilities	48 655	32 387
Finance lease liabilities	131	173
Mortgages	–	11 530
Total	**48 786**	**44 089**

Bank loans and bank liabilities	2007	Interest rate 2007	2006	Interest rate 2006
Fixed advances and investment credits				
Hiestand Holding AG, Lupfig: investment credits	136 013	3.72%	156 148	2.94%
Hiestand Holding AG, Lupfig: short term part of the investment credit and other bank liabilities	47 350	1.985%–3.6%	9 396	1.00%–2.94%
Hiestand Deutschland GmbH, Gerolzhofen	–	–	805	4.22%
Hiestand & Suhr Handels- und Logistik GmbH, Vogtsburg-Achkarren	–	–	982	4.57%
Fricopan Back GmbH, Berlin	73	7.29%	7 123	3.35%–3.55%
Fricopan Back GmbH Immekath, Immekath	1 232	7.29%	14 081	3.80%–6.00%
Total	**184 668**		**188 535**	

The investment credit of the Hiestand Holding AG, Lupfig was raised in light of the acquisition of the Fricopan Group. The variable interest rate is fixed for 1 to 36 months based on LIBOR or SWAP rate plus a margin. The credit contract is valid till 31 December 2012 with a repayment schedule for part of the facilities. The Hiestand Group is subject to various debt covenants in connection with this investment credit (see note 2.26).

MORTGAGE LOANS These mortgage loans were collateralized with mortgage notes on real estate owned by the Hiestand Group. In 2007 the Group changed the financing structure, whereby all mortgage loans were discharged.

In 2006 registered credit lines secured by land totaling TEUR 11 555 encumbered the properties in Gerolzhofen. The secured mortgage loans in favor of Hiestand Deutschland GmbH, Gerolzhofen, amounting to TCHF 10 700. The applicable interest rates varied by contract and ranged between 3.87% and 4%.

In 2006 registered credit lines secured by land totaling TEUR 3 800 encumbered the properties in Vogtsburg-Achkarren. They secured mortgage loans in favor of Hiestand Suhr & Handels- und Logistik GmbH, Vogtsburg-Achkarren, amounting to TCHF 3 195. The applicable interest rate amounted to 3.8%.

In 2006 registered credit lines secured by land and buildings totaling TEUR 3 826 encumbered the properties in Berlin. They secured mortgage loans in favor of Fricopan Back GmbH, Berlin, amounting to TCHF 4 388. The applicable interest rates varied by contract and range between 3.55% and 4.2%.

In 2006 registered credit lines secured by land and buildings totaling TEUR 5 483 encumbered the properties in Immekath. They secured mortgage loans in favor of Fricopan Back GmbH Immekath, Immekath, amounting to TCHF 3 224. The applicable interest rates varied by contract and ranged between 4.5% and 5.6%.

LOANS FROM THIRD PARTIES As of 31 December 2007 the loans from third parties have an interest rate of 5% (prior year: 4.5%).

2.17 EMPLOYEE BENEFITS

in CHF thousand

	2007	2006
Present value of unfunded obligations	(728)	(686)
Present value of funded obligations	(51 339)	(51 330)
Fair value of plan assets	52 541	50 111
Present value of net assets/(obligations), net	**474**	**(1 905)**
Unrecognized actuarial gains and losses	533	2 776
Unrecognized asset due to asset ceiling	(1 257)	(989)
Recognized asset/(liability) for defined benefit obligations, net	**(250)**	**(118)**
Provision for long-term service benefits	(717)	(442)
Total employee benefits, net	**(967)**	**(560)**
Presented in the balance sheet as follows:		
Employee benefit assets	747	680
Employee benefit obligations	(1 714)	(1 240)
Total employee benefits, net	**(967)**	**(560)**

Recognized employee benefit assets represent prepaid employer contributions to pension plans.

Movements in the present value of the funded defined benefit obligation and in plan assets

	2007	2006
Defined benefit obligation as of 1 January	**51 330**	**38 040**
Acquisitions through business combinations	–	2 968
Current service cost	4 363	3 890
Interest cost	1 648	1 304
Actuarial losses (gains)	(3 920)	1 605
Benefits paid	(2 082)	3 523
Defined benefit obligation as of 31 December	**51 339**	**51 330**
Fair value of plan assets as of 1 January	**50 111**	**37 523**
Acquisitions through business combinations	–	2 950
Expected return	1 403	1 228
Actuarial gains (losses)	(1 675)	913
Contributions	4 784	3 974
Benefits paid	(2 082)	3 523
Fair value of plan assets as of 31 December	**52 541**	**50 111**

in CHF thousand

Movements in the net asset/(liability) for defined benefit obligations recognized in the balance sheet

	2007	2006
Net liability for defined benefit obligations as of 1 January	(118)	(37)
Acquisitions through business combinations	–	(18)
Employer contributions	2 962	2 435
Expense recognized in income statement	(3 094)	(2 498)
Net movement	(132)	(81)
Recognized asset/(liability) for defined benefit obligations as of 31 December, net	**(250)**	**(118)**

Expense recognized in the income statement:

	2007	2006
Current service costs	4 363	3 890
Interest on obligation	1 648	1 304
Expected return on plan assets	(1 404)	(1 228)
Additional expense due to asset ceiling	254	127
(Decrease)/Increase of unfunded obligations (net)	42	(55)
Expense for defined benefit plans, gross	**4 903**	**4 038**
Less employees' contributions	(1 809)	(1 540)
Expense for defined benefit plans, net	**3 094**	**2 498**
Actual return on plan assets	(272)	(2 142)

The expected return on plan assets is based on market expectations for the respective asset categories over the entire life of the related obligation. The difference between the expected and actual return represents an actuarial gain or loss.

The expected payment for employer contributions in the year 2008 is estimated at CHF 3.0 million.

Liability for defined benefit obligations Principle actuarial assumptions at the balance sheet date (expressed as weighted average)

	2007	2006
Discount rate	3.25%	3.00%
Expected return on plan assets	2.75%	2.75%
Future salary increases	1.50%	1.50%
Future pension increases	0.00%	0.00%

The following table shows the coverage of the benefit obligation and the influence in the deviation of expected and actual return of plan assets for the last three years:

	2007	2006	2005
Present value of funded obligations as of 31 December	(51 339)	(51 330)	(38 039)
Fair value of plan assets as of 31 December	52 541	50 111	37 522
Surplus/(Deficit)	**1 202**	**(1 219)**	**(517)**

Experience adjustments on:

	2007	2006	2005
Plan assets	(1 676)	1 000	179
Plan liabilities	(1 466)	1 605	2 290

2.17 EMPLOYEE BENEFITS (CONTINUED)
in CHF thousand

The plan assets as of 31 December were invested in following asset categories:

	2007	2006	2005
Equity instruments	19%	10%	12%
Debt instruments	38%	44%	64%
Property	16%	18%	7%
Cash and other financial assets, including insurance entitlements	27%	28%	17%
Total	**100%**	**100%**	**100%**

The assets of the pension funds are neither invested in shares of Hiestand Holding AG nor in buildings used by the Hiestand Group.

2.18 PROVISIONS
in CHF thousand

	Litigation	Site restoration	Onerous contracts	Total
Balance as of 1 January 2006	–	553	1 309	1 862
Acquisition through business combination	98	25	98	221
Provisions made during the year	–	44	–	44
Provisions used during the year	(96)	–	(245)	(341)
Provisions reversed during the year	–	–	(204)	(204)
Unwind of discounting	–	–	142	142
Foreign exchange effects	–	–	33	33
Balance as of 31 December 2006	2	622	1 133	1 757
Balance as of 1 January 2007	2	622	1 133	1 757
Provisions made during the year	–	30	–	30
Provisions used during the year	(2)	–	(249)	(251)
Provisions reversed during the year	–	(126)	–	(126)
Unwind of discounting	–	38	62	100
Foreign exchange effects	–	–	35	35
Balance as of 31 December 2007	–	564	981	1 545

Onerous contracts relate mainly to a long-term rent contract in Austria which is in place until 2011.

The provision for site restoration was discounted at 8%. The respective asset will be depreciated over the contractual period and it could be earliest realized at the end of the rental contract.

2.19 COMMITMENTS AND CONTINGENT LIABILITIES

Hiestand entered into long-term lease contracts up to 10 years with an optional extension for production sites, which are not owned by the Hiestand Group (see also note 2.27) and into a bid bond for raw material amounting to TCHF 498 (prior year: TCHF 1 287). Hiestand Deutschland GmbH entered into delivery contracts with their raw material suppliers amounting to TCHF 0 (prior year: TCHF 10 137). There are no other material commitments and contingent liabilities.

2.20 EQUITY
in CHF thousand

Share capital

	2007	2006
On issue as of 1 January	532	532
On issue as of 31 December – fully paid	532	532

The share capital consists of 531 930 registered shares with a par value of CHF 1.– each.

The balance of the treasury shares amounts to 1 155 (prior year: 1 001).

DIVIDENDS The General Meeting has, based on the proposal of the Board of Directors, approved a dividend of CHF 18.– per registered share in 2007 for the year 2006.

	2007	2006
Dividends paid	9 555	7 963
Total	9 555	7 963

PROPOSED APPROPRIATION OF AVAILABLE EARNINGS
The Board of Directors proposes to the General Meeting the following appropriation of available earnings:

	2007	2006
Available earnings (statutory closing)	89 675	71 545
Payment of a dividend of CHF 22.– per registered share (prior year: CHF 18.–)	11 702	9 575
To be carried forward	77 973	61 971
Total	**89 675**	**71 545**

CAPITAL MANAGEMENT The capital managed consists of the consolidated equity including minorities. In order to maintain a strong equity basis the pillars of capital management are:

- ensuring the financing of organic as well as acquisitive growth
- achieving an adequate return for investors
- complying with equity related covenants, which are determined by the debt providers.

The managed capital is monitored through the two key figures equity ratio and return on equity. These key figures are presented to the Group Executive Committee and the Board of Directors on a monthly basis. According to the internal reporting the equity ratio shows the ratio of consolidated group equity including minorities to total assets and return on equity shows the consolidated profit for the year before minorities as a percentage of consolidated equity including minorities.

	2007	2006
Total equity attributable to the shareholders of Hiestand Holding AG	307 255	259 747
Minority interest	12 635	10 739
Total equity	**319 890**	**270 486**
Total assets	657 903	618 752
Equity ratio	**48.6%**	**43.7%**
Profit for the year	48 279	36 754
Return on equity	**15.1%**	**13.6%**

2.21 EARNINGS PER SHARE
in CHF thousand

BASIC EARNINGS PER SHARE The calculation of basic earnings per share is based on the profit attributable to ordinary shareholders of TCHF 45 123 (prior year: TCHF 34 383) and a weighted average number of ordinary shares outstanding during the year of 530 828 (prior year: 530 850), calculated as follows:

Profit attributable to ordinary shareholders

	2007	2006
Profit for the period attributable to the shareholders of Hiestand Holding AG	45 123	34 383
Profit for the period attributable to the shareholders of Hiestand Holding AG	45 123	34 383

Weighted average number of ordinary shares

in shares	2007	2006
Number of ordinary shares issued as of 1 January	531 930	531 930
Weighted effect of treasury shares	(1 102)	(1 080)
Weighted average number of ordinary shares	**530 828**	**530 850**

DILUTED EARNINGS PER SHARE The diluted earnings per share show the same amounts as the basic earnings per share since there are no dilution effects.

2.22 PERSONNEL EXPENSES

in CHF thousand

	2007	2006
Wages and salaries	149 306	105 922
Compulsory social security contributions	20 609	14 597
Contributions to defined contribution plans	839	726
Expenses for defined benefit plans, net	3 094	2 498
Increase in liability for long term service benefits	272	115
Employee cash bonus program	5 305	4 953
Total	**179 425**	**128 811**

2.23 OTHER OPERATING INCOME

in CHF thousand

	2007	2006
Government grants	1 533	666
Other	10 265	3 548
Total other operating income	**11 798**	**4 214**

This amount includes services which are not directly related with the main activities of the Hiestand Group such as marketing and transport services. Furthermore the income derived from the sales of ovens and freezers for our customers is presented here, whereas the respective expenses are shown in other operating expenses.

2.24 OTHER OPERATING EXPENSES

in CHF thousand

	2007	2006
Lease expenses	12 188	10 617
Energy & waste disposal	19 905	11 036
Property expenses	184	111
Repair and maintenance expenses	15 607	8 645
Distribution (transportation & storage)	49 279	37 709
Marketing expenses	7 538	6 096
Selling expenses	13 668	11 118
Other	26 305	17 555
Total other operating expenses	**144 674**	**102 887**

Other operating expenses include, among others, expenses for communication, office material, insurance, audit fees, the costs of the Annual General Meeting, the annual report and public relations, as well as various consulting expenses.

2.25 NET FINANCING COSTS

in CHF thousand

	2007	2006
Interest Income	230	177
Dividend Income on available-for-sale investments	4	171
Foreign exchange gains	10 131	8 627
Negative Goodwill from acquisitions (see Note 2.3)	–	202
Net gains on financial assets held for trading (incl. Derivatives)	16	129
Financial Income	**10 381**	**9 306**
Interest expense	8 974	2 888
Foreign exchange losses	10 377	9 045
Write off on loans and other receivables	34	379
Financial expenses	**19 385**	**12 312**
Net financing costs	**(9 004)**	**(3 006)**

2.26 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

in CHF thousand

Categories of financial instruments

As of 31 December the carrying amounts and fair values per category amount to:

	Carrying amount 2007	Carrying amount 2006	Fair Value 2007	Fair Value 2006
Loans and receivables				
Cash and cash equivalents	12 053	26 744	12 053	26 744
Trade receivables	86 295	71 704	86 295	71 704
Other receivables	6 007	4 493	6 007	4 493
Accrued income	1 135	621	1 135	621
Loans	195	234	195	234
Other non-current financial assets	753	780	753	780
Total loans and receivables	**106 438**	**104 576**	**106 438**	**104 576**
Financial assets measured at fair value through profit or loss				
Other current financial assets	2 839	2 736	2 839	2 736
Total financial assets measured at fair value through profit or loss	**2 839**	**2 736**	**2 839**	**2 736**
Financial assets available-for-sale				
Other non-current financial assets	1 930	1 871	1 930	1 871
Total financial assets available-for-sale	**1 930**	**1 871**	**1 930**	**1 871**
Financial liabilities measured at amortized cost				
Interest-bearing loans and borrowings	190 719	215 502	190 719	215 502
Trade payables	60 705	49 162	60 705	49 162
Other payables	3 240	3 073	3 240	3 073
Accrued expenses	15 748	12 942	15 748	12 942
Total financial liabilities measured at amortized cost	**270 412**	**280 679**	**270 412**	**280 679**

FAIR VALUE The fair value of publicly listed investments is their quoted market price at the balance sheet date. The fair values of other investments not publicly listed are estimated based on discounted future cash flows. For non-derivative financial liabilities, the fair value is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

DERIVATIVE FINANCIAL INSTRUMENTS Hiestand Deutschland GmbH, Gerolzhofen, was party of an interest rate swap contract which expired on 31 March 2006. The contract partner was Deutsche Genossenschaftsbank Bayern, Würzburg. The contract volume amounted to TEUR 575. During the current year, Hiestand Group did not use any derivative financial instruments.

No hedge accounting was applied in 2007 and 2006.

FINANCIAL RISK MANAGEMENT The Group has exposure to the following risks from its use of financial instruments:
- market risk
- credit risk
- liquidity risk

This note presents information about the Group's exposure to each of the above risks, the Group's objectives, policies and processes for measuring and managing risk.

The Board of Directors has overall responsibility for the establishment and oversight of the Group's risk management framework.

The Group's risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group's activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

MARKET RISK Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

INTEREST RATE RISK Interest rate risk arises from movements in interest rates which could have effects on the Group's net income or financial position. Changes in interest rates may cause variations in interest expenses resulting from interest bearing liabilities. The interest rates are currently not hedged.

At the reporting date the interest rate profile of the Group's interest-bearing financial instruments was:

	2007	2006
Fixed rate instruments		
Financial liabilities	(251)	(24 851)
Total fixed rate instruments (net)	**(251)**	**(24 851)**
Variable rate instruments		
Financial assets	12 472	26 803
Financial liabilities	(190 468)	(190 652)
Total variable rate instruments (net)	**(177 996)**	**(163 849)**

FAIR VALUE SENSITIVITY ANALYSIS FOR FIXED RATE INSTRUMENTS The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore a change in interest rates at the reporting date would not affect profit or loss.

CASH FLOW SENSITIVITY ANALYSIS FOR VARIABLE RATE INSTRUMENTS A change of 100 basis points (bp) in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown hereafter. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2006.

2.26 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

in CHF thousand

	Profit or loss		Equity	
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2007				
Cash flow sensitivity (net)	(1 285)	1 285	–	–
31 December 2006				
Cash flow sensitivity (net)	(1 229)	1 229	–	–

FOREIGN EXCHANGE RISK The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the respective functional currencies of Group entities, primarily the CHF, but also EUR, PLN, MYR and JPY. The foreign currencies in which these transactions primarily are denominated are CHF, EUR and USD.

In respect of monetary assets and liabilities denominated in foreign currencies, the Group ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. The foreign exchange risks are currently not hedged.

The Group's main exposure to foreign currency risk was as follows:

	31 December 2007			31 December 2006		
	CHF	EUR	MYR	CHF	EUR	MYR
Financial Assets	711	22 039	–	644	2 350	–
Financial Liabilities	156 524	3 808	653	100 819	2 905	958
Net exposure	**(155 813)**	**18 231**	**(653)**	**(100 175)**	**(555)**	**(958)**

A change of the reported foreign currency balances due to a change in currency rates of 10% would have increased (decreased) profit or loss and the equity of the Group by the amounts shown in the table hereafter. This analysis assumes that all other variables, in particular interest rates, remain constant. Net investments are included in the sensitivity analysis. The main effects on the income statement and on the equity as of 31 December is as follows:

	31 December 2007			31 December 2006		
	CHF/EUR	CHF/PLN	CHF/MYR	CHF/EUR	CHF/PLN	CHF/MYR
Reasonably possible change +/–	10%	10%	10%	10%	10%	10%
Positive effect on profit and loss	3 746	51	1	46	93	–
Negative effect on profit and loss	(3 746)	(51)	(1)	(46)	(93)	–
Positive effect on equity	5 191	2 246	1 118	4 134	2 159	1 046
Negative effect on equity	(5 191)	(2 246)	(1 118)	(4 134)	(2 159)	(1 046)

EQUITY PRICE RISK Equity price risk arises from equity securities held for trading purposes and investments classified as available-for-sale. Equity price risk on equity securities held for trading is closely monitored by a Swiss credit institution who actively manages the deposit. The available-for-sale financial assets are monitored by the management on a regular basis. Impairment considerations are either based on market values (if available) or alternatively on valuation models using actual financial statements of the respective companies.

The credit institution who manages the deposit of equity securities held for trading assumes the volatility of the portfolio to 6.3%. A 6.3% increase in the respective equity prices would have increased profit by TCHF 134 after tax (prior year: an increase of TCHF 129); an equal change in the opposite direction would have decreased profit by TCHF 134 after tax prior year: a decrease of 129 thousand). Due to materiality reasons no sensitivity analysis was made for available-for-sale investments.

CREDIT RISK Credit risk arises from the possibility that the counterparty to a transaction may be unable or unwilling to meet their obligations causing a financial loss.

As per reporting date, Hiestand has no significant concentration of credit risks with respect to trade receivables. Hiestand has a large number of customers, whereby some may temporarily be of greater significance during the year. The exposure to credit risk is monitored by management on a regular basis and with the aid of defined credit limits per customer.

The counterparties to transactions in securities and cash are carefully selected financial institutions. Management does not expect any counterparty to fail to meet its obligations.

At the balance sheet date the maximum exposure to credit risk is represented by the carrying amounts of each financial asset in the balance sheet.

The maximum exposure to credit risk for trade receivables at the reporting date by geographic region was:

	Carrying amount	Carrying amount
	2007	2006
Switzerland	28 256	27 711
Europe except Switzerland	50 688	37 416
Other regions	7 351	6 577
Total	**86 295**	**71 704**

2.26 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT(CONTINUED)

in CHF thousand

The maximum exposure to credit risk for trade receivables at the reporting date by type of customer was:

	Carrying amount 2007	Carrying amount 2006
Foodservice	11 527	10 331
Catering	1 193	849
Bakeries	10 662	9 244
Convenience Stores/ Petrol Stations	15 856	12 914
Bake-off in Retail Stores	28 986	22 835
Others	18 071	15 531
Total	86 295	71 704

LIQUIDITY RISK Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.

The group maintains sufficient reserves of cash and readily realizable marketable securities to meet its liquidity requirements. Individual Group companies are generally responsible for their own cash management. However group wide financing activities and cash planning is coordinated on group level. For instance short term investment of cash surpluses and the raising of loans to cover cash deficits is subject to approval from group management.

The following are the contractual maturities of financial liabilities, including interest payments and excluding the impact of netting agreements:

	Carrying amount	Contractual cash flows	Between 1–6 months	Between 7–12 months	Between 1–2 years	Between 2–3 years	Between 3–4 years	Between 4–5 years	More than 5 years
31. December 2007									
Interest bearing loans and borrowings	190 719	219 922	30 868	25 379	27 147	25 428	32 090	79 010	–
Trade payables	60 705	60 705	60 672	33	–	–	–	–	–
Other payables	3 240	3 240	3 219	–	18	–	–	–	2
Accrued expenses	15 748	15 748	15 690	8	50	–	–	–	–
Total	**270 412**	**299 615**	**110 449**	**25 420**	**27 215**	**25 428**	**32 090**	**79 010**	**2**
31 December 2006									
Interest bearing loans and borrowings	215 502	253 337	47 244	8 257	29 549	26 260	36 024	25 891	80 113
Trade payables	49 162	49 162	48 921	241	–	–	–	–	–
Other payables	3 073	3 073	3 071	–	–	–	–	–	2
Accrued expenses	12 942	12 942	12 857	10	75	–	–	–	–
Total	**280 679**	**318 514**	**112 093**	**8 508**	**29 624**	**26 260**	**36 024**	**25 891**	**80 115**

DEBT COVENANTS The Group is financed by banks which stipulate in their contracts debt covenant factors of less than 2.5 (level of indebtedness), a net asset ratio of more than 35% with a minimum total equity of CHF 220 Mio. and a interest coverage factor of bigger than 6.0. As of 31 December 2007 and during the entire period of 2007 Hiestand complied with all financial covenants.

PLEDGED FINANCIAL ASSETS An intra-group loan in the amount of CHF 8.7 million (prior year: CHF 12.9 million), embodying net assets of the group, have been pledged as collateral for liabilities due to a business partner.

2.27 OPERATING AND FINANCE LEASES

OPERATING LEASES

in CHF thousand

Leases as lessee Non-cancellable operating lease rentals are payable as follows:

	2007	2006
Less than one year	5 329	4 345
Between one and five years	13 567	12 273
More than five years	10 979	7 975
Total	**29 875**	**24 593**

Lease and sublease expenses recognized in the income statement amounted to TCHF 12 188 as of 31 December 2007 (prior year: TCHF 10 617).

Leases as lessor Non-cancellable operating lease rentals are receivable as follows:

	2007	2006
Less than one year	594	110
Between one and five years	1 233	261
More than five years	–	–
Total	**1 827**	**371**

During 2007 rental income from investment properties recognized in the income statement amounts to TCHF 134 (prior year: TCHF 0).

FINANCE LEASES

in CHF thousand

Leases as lessee Finance lease liabilities are repayable as follows:

	Minimum lease payments 2007	Interest 2007	Principle 2007	Minimum lease payments 2006	Interest 2006	Principle 2006
Less than one year	116	29	87	221	48	173
Between one and five years	192	28	164	86	8	78
Total	**308**	**57**	**251**	**307**	**56**	**251**

These lease contracts relate mainly to car and office equipment agreements.

2.27 OPERATING & FINANCE LEASES (CONTINUED)

in CHF thousand

Leases as lessor The minimum lease receivables under non-cancelable leases are as follows:

	2007	2006
Less than one year	194	199
Between one and five years	363	391
Total	**557**	**590**

These lease contracts relate mainly to oven and freezer agreements.

2.28 ACCOUNTING ESTIMATES AND JUDGMENTS

Management discusses with the audit committee the development, selection and disclosure of the Group's critical accounting policies and estimates and the application of these policies and estimates.

PROPERTY, PLANT & EQUIPMENT Property, plant & equipment are reviewed whenever there are indications that their carrying amount may no longer be recoverable. Impairment losses resulting from this review are recognized as an expense in the income statement. The main assumptions on which impairment tests are based include growth rates, margins and discount rates. The cash inflows actually generated can differ from discounted expected values. In addition, useful lives can become shorter or assets impaired if the purpose of the respective assets changes. The carrying amounts of property, plant & equipment are set out in Note 2.11.

PENSION ASSUMPTIONS The pension plans in Switzerland qualify as defined benefit plans under IAS 19. The Group's net obligation is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The calculation is performed on an annual basis by qualified actuaries using the projected credit unit method. The calculation is based on estimates and assumptions relating to discount rates, expected return on plan assets and future salary trends. The actuary also use statistical data such as mortality tables and staff turnover rates with a view to determining employee benefit obligations. If this parameters change due to a change in economic and market conditions, the subsequent results can deviate considerably from the actuarial calculations.

The carrying amounts of the plan assets and liabilities in the Balance Sheet are set out in Note 2.17.

INCOME TAX Tax liabilities are measured on the basis of an interpretation of the tax regulations in place in the relevant countries. The adequacy of this interpretation is assessed by the tax authorities in the course of the final assessment or tax audits. This can result in material changes to tax expenses. Furthermore, in order to determine whether tax loss carry forwards may be carried as an asset, it is necessary to critically assess the probability that future taxable profit will be available (see Note 2.4 and 2.5).

INTANGIBLE ASSETS The intagible assets mainly consists of the goodwill from aquisitions and of the capitalized customer relationships from the aquisition of the Fricopan Group. Hiestand performs impairment tests on goodwill yearly or in case of triggering events. Possible impairment losses are recognized in the income statement. The most important estimates within the impairment tests of goodwill are growth factors, the development of future cash flows as well as the discount rate.

The useful lives of customer relationships are also reviewed annually or in case of special events. Possible impairment losses are recognized in the income statement. The most important estimates within the impairment tests of customer relationships are growth rates of the aquired customers and customer groups, the attrition rate (customer attrition), the EBIT margin as well as the discount rate.

The book values of the intangible assets and further information about estimates are disclosed in Note 2.12.

2.29 MONETARY RESTRICTIONS ON FINANCIAL TRANSACTIONS WITH SUBSIDIARIES

For our subsidiary in Malaysia there is a legal obligation to obtain a government approval for repayment of intercompany loans and/ or outstanding group fees.

2.30 RELATED PARTIES

in CHF thousand

Related parties are members of the Group Executive Committee, the Board of Directors, associated companies, pension funds and important shareholders as well as companies under their control.

Transactions with key management personnel The key management personnel compensations are as follow:

	2007	2006
Cash compensation	5 998	5 175
Total	**5 998**	**5 175**

Further information about key management compensation is disclosed in Note 2.31.

Transactions with other related parties In 2007 the Group had the following transactions with related parties: Sales amounting to TCHF 12 785 (prior year: TCHF 5 620), cost amounting to TCHF nil (prior year: TCHF 1 057), accounts receivable outstanding amounting to TCHF 3 202 (prior year: TCHF 1 939) and accounts payable TCHF 14 (prior year: TCHF 160).

2.31 COMPENSATION PAID TO MEMBERS OF THE BOARD OF DIRECTORS AND THE GROUP EXECUTIVE COMMITTEE

in CHF thousand

Compensation to members of the Board of Directors for the fiscal year 2007

	Fixed compensation	Variable compensation	Share based payments	Non cash benefits	Pension contributions	Total
Wolfgang Werlé	292	0	2	7	90	391
Dr. J. Maurice Zufferey	70	40	2	1	13	126
Albert Abderhalden	589	373	2	2	189	1155
Hans Sigrist	70	41	2	0	9	122
Owen Killian	70	40	2	0	13	125
Total	**1091**	**494**	**10**	**10**	**314**	**1919**

The total compensation consists of a fixed compensation as well as a variable, performance-related compensation (cash-bonus), as well as non cash and fringe benefits. The cash bonus for the past fiscal year is assigned in April.

Each member of the Board of Directors received one registered share on the event of the IPO's 10 year anniversary.

No compensation was paid to former members of the Board of Directors in connection with earlier activities as an executive body of the company or which are not at arm's length.

Compensation to members of the Group Executive Committee for the fiscal year 2007

	Total Executive Committee	there of Urs Jordi
Fixed compensation in cash	2 303	599
Variable compensation in cash (bonus)	981	191
Non cash benefits	70	10
Share-based payments	15	2
Social security contributions	815	206
Total Compensation to members of the Group Executive Committee in Charge	4 184	1 008

The highest total compensation in the reporting year was paid to Urs Jordi, Hiestand's CEO. The total compensation paid to the Group Executive Committee consists of a fixed compensation as well as a variable, performance-related compensation (cash-bonus), as well as non cash and fringe benefits. The cash bonus for the past fiscal year is assigned in April. The disclosure is based on cash.

Each member of the Group Executive Committee received a registered share on the event of the IPO's 10 year anniversary. Amounts which give rise to or increase pension benefits comprise all savings and risk contributions paid by the employee and the employer to the pension fund.

During 2007 Hiestand has not issued any share options and has not granted any such as securities, guarantrrs or mortgages to persons with a duty to disclose.

Wolfgang Werlé (till 31 May 2007), Armin Bieri (as of 1 May 2007), Roger Bless (as of 1 May 2007) and Marcel Brauchli (as of 1 October 2007) are included pro rata.

COMPENSATION PAID TO RELATED PARTIES Related parties are spouses and civil partners, close relatives who are financially dependent on the executive person or live in the same household, other persons who are financially dependent on the executive person and partnerships or corporate enterprises that are controlled by the executive person or over which he exercises a significant influence. Parents, siblings and children are also related persons. No compensation was paid to persons who are related to members of the Board of Directors or the Group Executive Committee which is not at arm's length.

LOANS In the reporting period a member of the Executive Board was granted a loan amounting to TCHF 12. Except this loan Hiestand has not granted any other loans to present or former members of the Board of Directors, the Group Executive Committee or any persons related to them or waived any rights to accounts due from such persons.

Share holdings of the members of the Board of Directors or the Group Executive Committee as of 31 December 2007

	Number of shares	Voting rights
Members of the Board of Directors		
Wolfgang Werlé	1	0.00%
Dr. J. Maurice Zufferey	11	0.00%
Albert Abderhalden	15 928	2.99%
Hans Sigrist	401	0.08%
Owen Killian	1	0.00%
Members of the Board of Directors	**16 342**	**3.07%**
Members of the Group Executive Committee		
Urs Jordi	13	0.00%
Roland Straub	15	0.00%
Andrea Stegen	1	0.00%
Armin Bieri	1	0.00%
Roger Bless	10	0.00%
Marcel Brauchli	1	0.00%
Members of the Group Executive Committee	**41**	**0.01%**

The Members of the Board of Directors and of the Group Executive Committee do not hold any options for shares of the company.

2.32 SIGNIFICANT SHAREHOLDERS

SIGNIFICANT SHAREHOLDERS The Group's principle shareholders are Blixen Ltd (IAWS) with 32% shareholdings (prior year: 32%), Focus Capital Investors Master Fund Ltd with 28.5% shareholdings (prior year: 12.2%) and Sarasin Investment Funds with 4.7% shareholdings (prior year: 5.7%).

2.33 SUBSEQUENT EVENTS

In March 2008 the subsidiary Fricopan Middle East FZE, Ras Al Kaihmah was liquidated. The business activities of this subsidiary were already transferred to the subsidiary Fricopan Back GmbH, Berlin during 2007.

No other events have occurred since 1 January 2008 that would either necessitate an adjustment to the carrying amount of assets and liabilities or need to be disclosed here.

REPORT OF THE GROUP AUDITORS

KPMG

REPORT OF THE GROUP AUDITORS TO THE GENERAL MEETING OF HIESTAND HOLDING AG, LUPFIG

As group auditors, we have audited the consolidated financial statements (balance sheet, income statement, statement of changes in equity, cash flow statement and notes on pages 58 to 114) of Hiestand Holding AG for the year ended 31 December 2007.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards and with the International Standards on Auditing (ISA), which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with the International Financial Reporting Standards (IFRS) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

KPMG Ltd

Christoph Schwarz
Auditor in charge

Heike Schult

Zurich, 14 March 2008

FINANCIAL STATEMENTS OF HIESTAND HOLDING AG

Balance sheet

ASSETS
as of December 31 in CHF

	Notes	2007	2006
CURRENT ASSETS			
Cash and cash equivalents		119 931	12 263 003
Current financial assets		6 025 937	4 135 356
Various accounts receivable from			
Group companies		19 573 034	4 705 499
Related parties		11 249	11 945
Third parties		30 215	12 854
Prepaid expenses and accrued income		8 607	8 470
Total current assets		**25 768 973**	**21 137 127**
NON-CURRENT ASSETS			
FINANCIAL ASSETS			
Investments	1	241 527 970	241 326 968
Loans due from Group companies	5	133 918 794	102 192 360
INTANGIBLE ASSETS			
Trademark rights		3	3
Total non-current assets		**375 446 767**	**343 519 331**
Total assets		**401 215 740**	**364 656 458**

LIABILITIES AND SHAREHOLDERS' EQUITY

as of December 31 in CHF

	Notes		2007	2006
LIABILITIES				
Bank debts			183 363 038	165 545 352
Other accounts payable				
Group companies			1 316 284	603 917
Third parties			126 708	435 245
Accrued expenses and deferred income			1 443 990	2 188 264
Tax provisions			3 449 697	2 808 722
Provisions			2 279 584	2 279 584
Total liabilities			**191 979 301**	**173 861 084**
SHAREHOLDERS' EQUITY				
Share capital	2		531 930	531 930
Paid-in legal reserves (share premium)			117 482 306	117 482 306
Retained legal reserves			322 000	322 000
Reserves for own shares	3		1 225 500	913 751
Available earnings			89 674 703	71 545 387
Profit brought forward		61 658 875		
Profit for the year		28 015 828		
Total shareholders' equity			**209 236 439**	**190 795 374**
Total liabilities and shareholders' equity			**401 215 740**	**364 656 458**

Income statement

INCOME STATEMENT
for the year ended December 31 in CHF

	2007	2006
INCOME		
Income from investments	41 984 004	25 030 480
Royalties	12 317 471	10 598 259
Financial income	10 342 590	6 620 302
Total income	**64 644 065**	**42 249 041**
EXPENSES		
Valuation adjustments	15 000 000	6 741 420
Administrative expenses	10 000 895	8 035 847
Financial expenses	8 587 049	1 941 431
Tax expenses	3 040 293	2 450 234
Total expenses	**36 628 237**	**19 168 932**
Profit for the year	**28 015 828**	**23 080 109**

NOTES TO THE FINANCIAL STATEMENTS

1 INVESTMENTS

Company, domicile		Share capital millions	Percentage 2007	Percentage 2006
Hiestand Schweiz AG, Schlieren (CH)	CHF	3.500	100.00	100.00
Hiestand International AG, Schlieren (CH)	CHF	0.200	100.00	100.00
Hiestand Beteiligungsholding GmbH & Co. KG, Gerolzhofen (DE)[1]	EUR	0.026	100.00	100.00
Hiestand Polska SP. Z.O.O., Grodzisk Mazowiecki (PL)	PLN	60.637	100.00	100.00
Hiestand Austria GmbH, Wiener Neudorf (AT)	EUR	0.036	100.00	100.00
Hiestand Japan Co., Ltd, Tokio (JP)	JPY	185.000	100.00	100.00
Hiestand Malaysia SDN BHD, Bandar Baru Bangi (MY)	MYR	2.400	100.00	100.00
Hiestand Services AG, Lupfig (CH)[2]	CHF	0.200	100.00	0.00

1 The amount disclosed represents limited liability capital

2 Hiestand Services AG was incorporated on 7 March 2007 as a 100 % subsidiary.

2 SHARE CAPITAL

The share capital is composed of 531 930 fully paid-in registered shares with a par value of CHF 1.– each.

3 RESERVES FOR OWN SHARES

	Number of registered shares	Acquisition cost CHF
Balance as of 1 January 2007	1 001	913 751
Purchases	174	332 621
Sales	(20)	(20 872)
Balance as of 31 December 2007	**1 155**	**1 225 500**

4 PRINCIPAL SHAREHOLDERS

	31.12.2007	31.12.2006
Blixen Ltd (IAWS Group)	32.0%	32.0%
Focus Capital Investors Master Fund Ltd	28.5%	12.2%
Sarasin Investment Funds	4.7%	5.7%

5 CONTINGENT LIABILITIES/SUBORDINATION AGREEMENTS

The Company issued in the ordinary course of business letters of comfort and guarantees of TCHF 105 (prior year: TCHF 102) in favor of subsidiaries that are in the start-up phase.

The Company is a member of a value added tax group and therefore jointly and severally liable for value added tax obligations to the Federal tax authority.

The Company signed letters of subordination with respect to loans due from subsidiaries, totaling TCHF 500 (prior year: TCHF 18 069).

6 COMPENSATION PAID TO MEMBERS OF THE BOARD OF DIRECTORS AND THE GROUP EXECUTIVE COMMITTEE

in CHF thousand

Compensation to members of the Board of Directors for the financial year 2007

	Fixed compensation	Variable compensation	Share based payments	Non cash benefits	Pension contributions	Total
Wolfgang Werlé	292	0	2	7	90	391
Dr. J. Maurice Zufferey	70	40	2	1	13	126
Albert Abderhalden	589	373	2	2	189	1155
Hans Sigrist	70	41	2	0	9	122
Owen Killian	70	40	2	0	13	125
Total	**1091**	**494**	**10**	**10**	**314**	**1919**

The total compensation consists of a fixed compensation as well as a variable, performance-related compensation (cash-bonus), as well as non cash and fringe benefits. The cash bonus for the past fiscal year is assigned in April.

Each member of the Board of Directors received a registered share on the event of the IPO's 10 year anniversary.

No compensation was paid to former members of the Board of Directors in connection with earlier activities as an executive body of the company or which are not at arm's length.

Compensation to members of the Group Executive Committee for the financial year 2007

	Total Executive Committee	there of Urs Jordi
Fixed compensation in cash	2 303	599
Variable compensation in cash (bonus)	981	191
Non cash benefits	70	10
Share-based payments	15	2
Social security contributions	815	206
Total Compensation to members of the Group Executive Committee in Charge	**4 184**	**1 008**

The highest total compensation in the reporting year was paid to Urs Jordi, Hiestand's CEO. The total compensation paid to the Group Executive Committee consists of a fixed compensation as well as a variable, performance-related compensation (cash-bonus), as well as non cash and fringe benefits. The cash bonus for the past fiscal year is assigned in April. The disclosure is based on cash.

Each member of the Group Executive Committee received a registered share on the event of the IPO's 10 year anniversary. Amounts which give rise to or increase pension benefits comprise all savings and risk contributions paid by the employee and the employer to the pension fund.

During 2007 Hiestand has not issued any share options and has not granted any such as securities, guarantrrs or mortgages to persons with a duty to disclose.

Wolfgang Werlé (till 31 May 2007), Armin Bieri (as of 1 May 2007), Roger Bless (as of 1 May 2007) and Marcel Brauchli (as of 1 October 2007) are included pro rata.

COMPENSATION PAID TO RELATED PARTIES Related parties are spouses and civil partners, close relatives who are financially dependent on the executive person or live in the same household, other persons who are financially dependent on the executive person and partnerships or corporate enterprises that are controlled by the executive person or over which he exercises a significant influence. Parents, siblings and children are also related persons. No compensation was paid to persons who are related to members of the Board of Directors or the Group Executive Committee which is not at arm's length.

LOANS In the reporting period a member of the Executive Board was granted a loan amounting to TCHF 12. Except for said loan Hiestand has not granted any other loans to present or former members of the Board of Directors, the Group Executive Committee or any persons related to them or waived any rights to accounts due from such persons.

Share holdings of the members of the Board of Directors or the Group Executive Committee as of 31 December 2007

	Number of shares	Voting rights
Members of the Board of Directors		
Wolfgang Werlé	1	0.00%
Dr. J. Maurice Zufferey	11	0.00%
Albert Abderhalden	15 928	2.99%
Hans Sigrist	401	0.08%
Owen Killian	1	0.00%
Members of the Board of Directors	**16 342**	**3.07%**
Members of the Group Executive Committee		
Urs Jordi	13	0.00%
Roland Straub	15	0.00%
Andrea Stegen	1	0.00%
Armin Bieri	1	0.00%
Roger Bless	10	0.00%
Marcel Brauchli	1	0.00%
Members of the Group Executive Committee	**41**	**0.01%**

The Members of the Board of Directors and of the Group Executive Committee do not hold any options for shares of the company.

7 PROPOSED APPROPRIATION OF AVAILABLE EARNINGS

in CHF

	2007	2006
Available earnings	89 674 703	71 545 387

The Board of Directors proposes to the General Meeting the following appropriation of available earnings:

	2007	2006
Payments of a dividend of CHF 22.– per registered share (prior year: CHF 18.–)	11 702 460	9 574 740
To be carried forward	77 972 243	61 970 647
Total	**89 674 703**	**71 545 387**

REPORT OF THE STATUTORY AUDITORS

KPMG

REPORT OF THE STATUTORY AUDITORS TO THE GENERAL MEETING OF HIESTAND HOLDING AG, LUPFIG

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and notes on pages 116 to 121) of Hiestand Holding AG for the year ended 31 December 2007.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

KPMG Ltd

Christoph Schwarz
Auditor in charge

Heike Schult

Zurich, 14 March 2008

INFORMATION FOR THE INVESTOR
FINANCIAL CALENDAR

INFORMATION FOR THE INVESTOR

SHARE CAPITAL The share capital consists of 531 930 fully registered shares at par value CHF 1.

STOCK EXCHANGE LISTING The registered shares have been listed on the Swiss Exchange since October 27, 1997. Price information can be found in the Swiss national financial press. The ticker symbols below can be used to find the relevant data on electronic information systems:

Reuters	HIEN.S
Telekurs	HIEN
Swiss security number	718 698

Shareholder groups As of December 31, 2007 the shareholders of Hiestand Holding AG were composed as follows:

Original shareholders	3.0%
Blixen Ltd. (IAWS Group)	32.0%
Focus Capital Investors, LLC	28.5%
Sarasin Investmentfonds AG	4.7%
Public	30.8%
Employees	0.8%
Own shares	0.2%
Of which: Depository shares	17.3%

Information on share prices in CHF	
Highest price (December 28, 2007)	2 760
Lowest price (January 3, 2007)	1 385
Price at year-end (December 31, 2007)	2 759
Taxable value as of January 1, 2008	2 759

Share key figures (weighted average) number of/in CHF	**2007**	**2006**
Number of shares	530 828	530 850
Earnings per share	85.00	64.77
Cash flow per share	161.75	144.94
EBITDA per share	204.31	153.69
Shareholders' equity per share	602.62	509.53
P/E ratio	40	20

FINANCIAL CALENDAR

Announcement of the 2007 annual results	April 2, 2008
Publication of the 2007 annual report	April 2, 2008
Media and analysts' conference	April 2, 2008
Annual General Meeting	May 7, 2008
Payment of dividend	May 14, 2008
Half-year results 2008	June 30, 2008
Announcement of half-year results 2008	August 26, 2008
Group sales January–September 2008	October 23, 2008
Financial year-end 2007 as of	December 31, 2008

PUBLICATION DETAILS

Hiestand Holding AG
Industriestrasse 15
CH-5242 Lupfig
ir@hiestand.ch
www.hiestand.ch

Concept and design
hilda design matters, Zurich

Reportage photography
Natan Beck, Zurich

Object photography
Hans-Jörg Walter, Zurich

Print
Neidhart + Schön AG, Zurich
Number of copies:
German 3 500
English 1 000

Hiestand would like to thank the general manager of the Seri Pacific Hotel Kuala Lumpur, Jean F. Wasser, and the chef de cuisine Helmut Murmann for permission to take photographs in the hotel's kitchen.

The expectations expressed in this report are based on assumptions. The actual results may vary from these. This report is published in two languages. The German version is authoritative.

ADDRESSES

HIESTAND HOLDING AG
Industriestrasse 15
CH-5242 Lupfig
Mailing address:
HIESTAND HOLDING AG
Investor Relations
Ifangstrasse 11
CH-8952 Schlieren-Zurich
Phone +41 44 755 25 25
Fax +41 44 755 25 23
ir@hiestand.ch
www.hiestand.ch

HIESTAND INTERNATIONAL AG
Ifangstrasse 11
CH-8952 Schlieren-Zurich
Phone +41 44 738 46 11
Fax +41 44 755 20 01
info@hiestand.ch
www.hiestand.ch

HIESTAND SCHWEIZ AG
Ifangstrasse 9
CH-8952 Schlieren-Zurich
Phone +41 44 738 43 43
Fax +41 44 738 46 13
info@hiestand.ch
www.hiestand.ch

TK-CENTER BIRRFELD AG
Industriestrasse 21
CH-5242 Lupfig
Phone +41 56 464 62 62
Fax +41 56 464 62 80
info@tk-center.ch
www.tk-center.ch

HICOPAIN AG
Industriepark
CH-6252 Dagmersellen
Phone +41 62 748 78 78
Fax +41 62 748 78 70
info@hicopain.ch
www.hicopain.ch

HIESTAND SERVICES AG
Industriestrasse 15
CH-5242 Lupfig
Phone +41 56 464 60 25
Fax +41 56 464 60 30
info@hiestand.ch
www.hiestand.ch

HIESTAND DEUTSCHLAND GMBH
Kolpingstrasse 1-3
DE-97447 Gerolzhofen
Phone +49 9382 9711 0
Fax +49 9382 9711 598
info@hiestand.de
www.hiestand.de

HIESTAND BETEILIGUNGS-HOLDING GMBH & CO. KG
Kolpingstrasse 1-3
DE-97447 Gerolzhofen
Phone +49 9382 9711 0
Fax +49 9382 9711 598
info@hiestand.de
www.hiestand.de

HIESTAND & SUHR HANDELS- UND LOGISTIK GMBH
Auf der Haid 1
DE-79235 Vogtsburg-Achkarren
Phone +49 7662 9303 0
Fax +49 7662 9303 30
info@hiestand-suhr.de
www.hiestand.de

FRICOPAN BACK GMBH
Nobelstrasse 66
DE-12057 Berlin
Phone +49 30 683 983 0
Fax +49 30 683 983 22
info@fricopan.de
www.fricopan.de

FRICOPAN BACK GMBH IMMEKATH
Neuferchauer Weg 7
DE-38486 Immekath
Phone +49 3909 40 92 0
Fax +49 3909 40 92 227
info@fricopan.de
www.fricopan.de

HIESTAND POLSKA SP. Z O.O.
Ul. Zachodnia 10
PL-05-825 Grodzisk Mazowiecki
Phone +48 22 755 77 11
Fax +48 22 755 77 18
hiestand@hiestand.pl
www.hiestand.pl

HIESTAND AUSTRIA GMBH
Industriezentrum NÖ Süd
Str. 2C, Obj. M52
AT-2355 Wiener Neudorf
Phone +43 2236 677 277 0
Fax +43 2236 677 277 77
info@hiestand.at
www.hiestand.at

HIESTAND ISTANBUL DONDURULMUS GIDA TIC. LTD. STI.
Merve Mah. Uzungöl Cad. No: 4
34791 Yenidogan, Ümraniye
TR-Istanbul
Phone +90 216 561 72 52
Fax +90 216 561 72 51
info@hiestand.com.tr
www.hiestand.com.tr

HIESTAND JAPAN CO., LTD
Yoyogi Yoshino Building 2 F
1-58-5 Yoyogi, Shibuya-ku
JP-Tokio 151-0053
Phone +81 3 5358 6777
Fax +81 3 5358 6711
info@hiestand.co.jp
www.hiestand.jp

HIESTAND MALAYSIA SDN BHD
Lot 2, Jalan P10/14, Seksyen 10,
43650 Bandar Baru Bangi
MY-Selangor
Phone +60 3 8925 7771
Fax +60 3 8925 7779
info@hiestand.com.my
www.hiestand.com.my

HIESTAND HOLDING AG
Investor Relations
Ifangstrasse 11
CH-8952 Schlieren-Zurich
Phone +41 44 755 25 25
Fax +41 44 755 25 23
ir@hiestand.ch
www.hiestand.ch

Exhibit 99.10

KPMG

KPMG
Chartered Accountants
1 Stokes Place
St. Stephen's Green
Dublin 2
Ireland

Telephone +353 1 410 1000
Fax +353 1 412 1122
Internet www.kpmg.ie

The Directors
ARYZTA AG
c/o Interhold AG
Othmarstrasse 8
8008 Zurich
Switzerland

Our ref SNOW_FINAL_Consent_11July2008.doc

11 July 2008

Dear Sirs

Consent letter

We consent to the inclusion in the prospectus dated 11 July 2008 (the "Prospectus") of our reports dated 11 July 2008 in the form and context in which they appear and authorise the contents of those reports for the purposes of paragraph 2(2)(f) of Schedule 1 to the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No 324 of 2005). We attach a copy of the Prospectus initialled by us for the purpose of identification.

Our consent is required by paragraph 23.1 of Annex I of the European Union Prospectus Directive Regulation No. 809/2004 and is given for the purpose of complying with that provision and for no other purpose.

Yours faithfully

KPMG

KPMG
Chartered Accountants, Dublin, Ireland

Exhibit 99.11

Davy Corporate Finance

Davy House, 49 Dawson Street, Dublin 2, Ireland www.davy.ie
T +353 1 679 6363 F +353 1 679 6366 dcf@davy.ie

DAVY

The Directors
ARYZTA
c/o Interhold AG,
Othmarstrasse 8,
8008 Zurich
Switzerland

11 July 2008

Dear Sirs

ARYZTA AG

We hereby consent to the inclusion of references to our name in the form and context in which they are included in the document comprising a prospectus dated 11 July 2008 (the **"Prospectus"**) published by ARYZTA AG.

We hereby attach a proof of the Prospectus initialled by us for purposes of identification.

Yours faithfully

....

Ivan Murphy
For and on behalf of
DAVY CORPORATE FINANCE

Exhibit 99.12

CREDIT SUISSE

CREDIT SUISSE
Uetlibergstrasse 231
CH-8070 Zurich

Phone +41 (0)44 333 61 65
Fax +41 (0)44 333 35 93
www.credit-suisse.com

Investment Banking
Equity Capital Markets

The Directors
ARYZTA AG
Othmarstrasse 8
8008 Zurich
Switzerland

11 July 2008

ARYZTA AG

Dear Sirs

We hereby consent to the inclusion of references to our name in the form and context in which they are included in the document comprising a prospectus dated 11 July 2008 (the "**Prospectus**") published by ARYZTA AG.

We hereby attach a proof of the Prospectus initialled by us for purposes of identification.

Yours sincerely

CREDIT SUISSE

Jacqueline Zimmermann
Vice President

Andreas Dapp
Director

Exhibit 99.13

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you are recommended immediately to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant, independent financial adviser or other professional adviser who, if you are taking advice in Ireland, is authorised or exempted under the Investment Intermediaries Act 1995 or the European Communities (Markets in Financial Instruments) Regulations 2007 (as amended), or, if you are taking advice in the United Kingdom, is authorised under the Financial Services and Markets Act 2000 of the United Kingdom.

This document should be read in conjunction with the accompanying Notices of the Court Meeting and the EGM and part 10 which contains the definitions of certain terms used in this document.

If you have sold or otherwise transferred all your IAWS Shares, please send this document, and the accompanying Forms of Proxy, at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. Such documents should not, however, be forwarded, transmitted or distributed in or into or from any Restricted Jurisdiction.

Notices convening the Court Meeting and the EGM, each of which will be held at the Four Seasons Hotel, Simmonscourt Road, Dublin 4 are set out at the end of this document. The Court Meeting will start at 11.00am on 24 July 2008 (Dublin time) and the EGM will start at 11.30am on 24 July 2008 (Dublin time) (or as soon thereafter as the Court Meeting, convened for the same date and place, has been concluded or been adjourned).

The action to be taken by IAWS Shareholders in respect of the Meetings is set out on pages 5 and 6 of this document.

Recommended Acquisition

by

ARYZTA AG

of

IAWS GROUP plc

In connection with a Merger of IAWS Group plc and Hiestand Holding AG by means of a

Scheme of Arrangement

under Section 201 of the Companies Act 1963 of Ireland

Shareholders will find enclosed with this document Forms of Proxy for the Meetings. If Shareholders wish to vote but are unable to attend the Meetings, they should complete the enclosed Forms of Proxy in accordance with the instructions printed on the forms and return them to the registrar of IAWS by post to Capita Registrars, PO Box 7117, Dublin 2, Ireland or deliver them by hand during normal business hours to Capita Corporate Registrars plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland not less than 48 hours before the relevant meeting.

This document does not constitute an offer to purchase, sell, subscribe for or exchange or the solicitation of an offer to purchase, sell, subscribe for or exchange any securities or the solicitation of any vote or approval in any jurisdiction in which such offer or solicitation would be unlawful.

A prospectus relating to the ARYZTA Shares prepared in accordance with Directive 2003/71/EC is expected to be made available prior to the EGM on IAWS' website.

The distribution of this document in or into certain jurisdictions outside of Ireland or the United Kingdom may be restricted by the laws of those jurisdictions. Accordingly, copies of this document and all other documents relating to the Scheme are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction.

The release, publication or distribution of this document to persons who are not resident in Ireland or the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are resident outside of Ireland or the United Kingdom should inform themselves of, and observe, any applicable requirements. Any failure to comply with such applicable requirements may constitute a violation of the securities laws of any such jurisdictions.

Securities may not be offered or sold in the United States unless they are registered under the US Securities Act of 1933, as amended, (the "**US Securities Act**") or exempt from such registration. The ARYZTA Shares to be issued to IAWS Shareholders pursuant to the Scheme have not been and will not be registered under the US Securities Act or the securities laws of any state of the United States, but will be issued pursuant to the exemption from the registration requirements of the US Securities Act, provided by Section 3(a)(10) thereof. In order to qualify for the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10), there must be a hearing on the fairness of the Scheme's terms and conditions to the IAWS Shareholders, which all the IAWS Shareholders are entitled to attend in person or through representatives to oppose the sanctioning of the Scheme, and with respect to which notification will be given to all the IAWS Shareholders. The Court's attention will be drawn to the fact that, for the purpose of qualifying for the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10), ARYZTA intends to rely on the Court's hearing to sanction the Scheme. The ARYZTA Shares have not been registered under any US state securities laws and may only be issued to persons resident in a US state pursuant to an exemption from the registration requirements of the securities laws of such state. Neither the SEC nor any other US federal or state securities commission or regulatory authority has approved or disapproved the ARYZTA Shares or passed an opinion on the adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

The Acquisition is in respect of securities of an Irish company, is subject to Irish disclosure requirements (which are different from those of jurisdictions outside of Ireland, including those of the United States) and is proposed to be made by means of a scheme of arrangement provided for under Irish company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the US Securities Exchange Act of 1934, as amended. Accordingly, the Acquisition is subject to the disclosure requirements and practices applicable in Ireland to schemes of arrangement which differ from the disclosure requirements of the US tender offer rules. The financial statements and other financial information included in this document have been prepared, unless specifically stated otherwise, in accordance with accounting standards applicable in Ireland and thus may not be comparable to the financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. It may be difficult for IAWS Shareholders who are US persons to enforce any rights and claims that they may have arising under US federal securities laws in respect of the Scheme.

The ARYZTA Shares will be issued in compliance with the laws of Ireland and Switzerland and application will be made by ARYZTA to the Irish Stock Exchange and the SWX Swiss Exchange for the ARYZTA Shares to be admitted to listing and trading. It is expected that Admission of the ARYZTA Shares will become effective on or around 22 August 2008. No steps have been taken, nor will any be taken, to enable the ARYZTA Shares to be issued in compliance with the securities laws of any jurisdiction other than Ireland and Switzerland.

Davy Corporate Finance, which is authorised and regulated in Ireland by the Financial Regulator, is acting exclusively as financial adviser to IAWS and no one else in connection with the Scheme and will not be responsible to anyone other than IAWS for providing the protections afforded to its' clients or for providing advice in relation to the Scheme, the contents of this document or any transaction or arrangement referred to herein.

Davy Corporate Finance is acting as the Rule 3 Adviser to IAWS and in that capacity is providing independent advice to IAWS on the Scheme and the Merger for the purposes of Rule 3 of the Takeover Rules.

Credit Suisse Securities (Europe) Limited is authorised by the Financial Services Authority and is regulated by the Financial Services Authority for the conduct of UK business. Credit Suisse Securities (Europe) Limited is acting exclusively as financial adviser and broker to IAWS and ARYZTA and to no one else in connection with the Scheme and will not be responsible to anyone other than IAWS and ARYZTA for providing the protections afforded to its' clients nor for providing advice in relation to the Scheme, the contents of this document or any matter referred to therein.

BNP Paribas is acting exclusively as financial adviser to IAWS and to no one else in connection with the Scheme and will not be responsible to anyone other than IAWS for providing the protection afforded to clients of BNP Paribas nor for providing advice in relation to the Scheme, the contents of this document or any matter referred to therein.

Any action taken in relation to the Scheme should be taken only on the basis of all of the information contained in this document and any other document sent to or made available to IAWS Shareholders in connection with the Scheme, including the ARYZTA Prospectus.

All IAWS Shareholders (including without limitation, custodians, nominees and trustees) who would or otherwise intend to, or may have a contractual or legal obligation to, forward this document or the Forms of Proxy to any jurisdiction outside Ireland or the United Kingdom or to overseas persons should seek appropriate advice before taking any action. Further details in this regard are contained in paragraph 15 of Part 2 of this document.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference in this document may contain forward-looking statements' concerning the Scheme, IAWS and/or ARYZTA. Generally the words "will', "may", "should", "could', "would', "can", "continue", "opportunity", "believes", "expects", "intends", "anticipates", "estimates" or similar expressions identify forward-looking statements. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond IAWS' and ARYZTA's abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants, and therefore undue reliance should not be placed on such statements. Neither IAWS nor ARYZTA assumes any obligation in respect of, or intends to update, these forward-looking statements, except as required by applicable law.

EXPECTED TIMETABLE OF EVENTS

Event	*Time and/or Date*[1, 2]
Date of this document	30 June 2008
Expected date of availability of ARYZTA Prospectus on the Company's website (www.iaws.com)	10 July 2008
Latest time for lodging BLUE Forms of Proxy for the Court Meeting[3]	11.00 am on 22 July 2008
Latest time for lodging WHITE Forms of Proxy for the EGM	11.30 am on 22 July 2008
Voting Record Time	6.00 pm on 22 July 2008
Court Meeting	from 11.00 am on 24 July 2008
EGM[4]	11.30 am on 24 July 2008
Court Hearing (petitions to sanction the Scheme and to confirm the Reduction of Capital)	15 August 2008
Hiestand EGM	19 August 2008
Last day for dealings in, and for registration of transfers of, IAWS Shares	20 August 2008
Formal revocation of listing of IAWS Shares	20 August 2008
Effective Date	21 August 2008
Registration of the capital increase for the issue of the ARYZTA Shares in the Swiss commercial register	21 August 2008
Issue of ARYZTA Shares	21 August 2008
Commencement of dealing in ARYZTA Shares	22 August 2008

1. Unless otherwise stated, all references in this document to times are to Dublin time.
2. These times and dates are indicative only and will depend, among other things, on the satisfaction or waiver of the Conditions and the date upon which the Court sanctions the Scheme and confirms the Reduction of Capital and, in the case of the EGM, the time that the preceding Court Meeting is concluded or adjourned. The commencement time of the Court Meeting and the EGM is set out in the section entitled "ACTIONS TO BE TAKEN".
3. If the BLUE Form of Proxy for the Court Meeting is not returned by this time, a BLUE Form of Proxy may be handed to the chairman of the Court Meeting before the start of the meeting and will still be valid.
4. To commence at 11.30 am immediately after the conclusion or adjournment of the Court Meeting.

ACTIONS TO BE TAKEN

VOTING AT THE COURT MEETING AND THE IAWS EGM

The Scheme will require approval at a meeting of the IAWS Shareholders convened by order of the Court to be held at 11.00 am on 24 July 2008. Implementation of the Scheme will also require approval by IAWS Shareholders of the resolutions to be proposed at the EGM to be held immediately after the Court Meeting.

It is important that, for the Court Meeting in particular, as many votes as possible are cast so that the Court may be satisfied that there was a fair and reasonable representation of IAWS Shareholder opinion. You are therefore strongly urged, whether or not you intend to attend the Meetings in person, to sign and return your Forms of Proxy as soon as possible and in any event so that they will be received by the Company's registrars, Capita Registrars:

- before 11.00 am on 22 July 2008 for blue Forms of Proxy for the Court Meeting.
- before 11.30 am on 22 July 2008 for white Forms of Proxy for the IAWS EGM.

The proxies can be delivered to the Company Registrar by post to, Capita Corporate Registrars plc, PO Box 7117, Dublin 2, Ireland or by hand during normal business hours to Capita Corporate Registrars plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland.

THE COURT MEETING

You should complete the enclosed blue Forms of Proxy in accordance with the instructions on the forms, and, where indicated:

- insert your name and address (if you wish to attend and vote in person); or
- insert the name and address of the person you wish to nominate (if you wish your representative to attend and vote on your behalf); or
- retain the reference to the Chairman of the Meeting (if you wish the Chairman to cast your vote, as you may direct).

The forms should be forwarded without delay to Capita Corporate Registrars plc, PO Box 7117, Dublin 2, Ireland or delivered by hand during normal business hours to Capita Corporate Registrars plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland and in any event by no later than 11.00 am on 22 July 2008.

THE IAWS EGM

You should complete the enclosed white Forms of Proxy in accordance with the instructions on the forms, and, where indicated:

- insert your name and address (if you wish to attend and vote in person); or
- insert the name and address of the person you wish to nominate (if you wish your representative to attend and vote on your behalf); or
- retain the reference to the Chairman of the Meeting (if you wish the Chairman to cast your vote, as you may direct).

The forms should be forwarded without delay to Capita Registrars, PO Box 7117, Dublin 2, Ireland or delivered by hand during normal business hours to Capita Registrars, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland and in any event by no later than 11.30am on 22 July 2008.

VOTING THROUGH CREST

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST Proxy Instruction must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must, in order to be valid, be transmitted so as to be received by Capita Corporate Registrars plc (ID 7RS08) by 11.00 am on 22 July 2008.

For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST applications host, further details of which are contained in the CREST Manual) from which Capita Corporate Registrars plc is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s) to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Companies Act 1990 (Uncertificated Securities) Regulations 1996.

JOINT HOLDERS

In the case of joint holders of Shares, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose, seniority will be determined by the order in which the names stand in the register of members of IAWS in respect of the joint holding.

PROCEDURE AT THE MEETINGS

The Court Meeting and EGM shall be held at the Four Seasons Hotel, Simmonscourt Road, Dublin 4 commencing from 11.00 am on 24 July 2008. You may attend and vote at the Meetings in person or by appointing a representative to attend by issuing them with a completed Form of Proxy in accordance with the procedures set out above. You or your representative will be required to register attendance with the Company Registrar upon arrival.

The completion and return of a Form of Proxy either for the Court Meeting or for the EGM will not prevent you from attending and voting at either meeting (or any adjournment thereof) in person if you wish to do so.

RECOMMENDATION

The IAWS Directors are unanimously recommending that you vote in favour of all of the Resolutions at the Meetings, using the Forms of Proxy enclosed with this document or by attending the Meetings in person at the Four Seasons Hotel, Simmonscourt Road, Dublin 4 from 11.00 am on 24 July 2008.

AVAILABILITY OF DOCUMENTS

Copies of this document are available to be downloaded from www.iaws.com and for collection from the following address:

IAWS Group plc
151 Thomas Street
Dublin 8
Ireland

ARYZTA PROSPECTUS

ARYZTA is expected to publish the ARYZTA Prospectus in connection with the listing of the ARYZTA Shares on or about 10 July 2008. Copies of the ARYZTA Prospectus will be available to be downloaded from www.iaws.com and for collection from the address shown above.

CONTENTS

ADVISORS TO IAWS AND ARYZTA

IAWS

FINANCIAL ADVISORS TO IAWS	Davy Corporate Finance Davy House 49 Dawson Street Dublin 2 Ireland
	Credit Suisse Securities (Europe) Limited One Cabot Square London E14 4QJ United Kingdom
	BNP Paribas 16 Boulevard des Italiens 75009 Paris France
LEGAL ADVISORS TO IAWS	Matheson Ormsby Prentice 70 Sir John Rogerson's Quay Dublin 2 Ireland
	Freshfields Bruckhaus Deringer LLP 65 Fleet Street London EC4Y 1HS United Kingdom
	Niederer Kraft & Frey Ltd Bahnhofstrasse 13 8001 Zürich Switzerland
AUDITORS TO IAWS	KPMG 1 Stokes Place St Stephen's Green Dublin 2 Ireland
REGISTRAR	Capita Registrars PO Box 7117 Dublin 2 Ireland

ARYZTA

FINANCIAL ADVISOR TO ARYZTA	Credit Suisse Securities (Europe) Limited One Cabot Street London E14 4QJ United Kingdom
LEGAL ADVISOR TO ARYZTA	Niederer Kraft & Frey Ltd Bahnhofstrasse 13 8001 Zürich Switzerland

PART 1.

LETTER OF RECOMMENDATION FROM THE CHAIRMAN OF IAWS

IAWS GROUP plc

(IAWS Group plc, Registered in Ireland Registered Number 132287)

Directors
Beatrice Dardis
Brian Davy
Denis Buckley
Denis Lucey
Hugo Kane
Noreen Hynes
Owen Killian
Patrick McEniff
Paul Wilkinson
William Murphy

Registered and Head Office:
151 Thomas Street,
Dublin 8,
Ireland.

30 June 2008

To IAWS Shareholders

RECOMMENDED ACQUISITION OF IAWS GROUP PLC AND MERGER OF IAWS GROUP PLC AND HIESTAND HOLDING AG

Dear Shareholder,

1 INTRODUCTION

On 9 June 2008 the Boards of IAWS and Hiestand announced the proposed merger of IAWS and Hiestand. The Merger is to be effected through the acquisition by ARYZTA of IAWS and Hiestand. Hiestand is to be acquired by means of a merger by absorption under Swiss law pursuant to the Merger Act, while IAWS is to be acquired by means of a scheme of arrangement under Section 201 of the Companies Act 1963.

Pursuant to a share purchase agreement entered into between IAWS and Lion Capital, IAWS has also agreed to acquire the Hiestand Shares currently owned by Lion Capital in exchange for 12.7 million newly issued IAWS Shares and cash of €30 million. The acquisition of these shares is subject only to certain anti-trust clearances being forthcoming. Completion of the acquisition will result in IAWS owning 64% of the issued share capital of Hiestand.

If the Scheme is approved and the Hiestand Merger is completed, IAWS Shareholders (other than Lion Capital) would retain an interest of approximately 83.3% of the Enlarged Group (on a fully diluted basis). The ARYZTA Shares will, subject to the terms and conditions of the Scheme and approval of the ARYZTA Listing, be listed on the Official List of the Irish Stock Exchange and the SWX Swiss Exchange. On Admission ARYZTA will be eligible for inclusion in the ISEQ index in Ireland and the SPI Index in Switzerland. ARYZTA will also be a candidate for inclusion in the Swiss Leader Index.

The Merger is a merger of two complementary businesses and is the result of a five year partnership and relationship resulting from IAWS' strategic holding in Hiestand. IAWS and Hiestand operate in the value added bakery and convenience food market with a focus on innovative product development. IAWS operates in North America, the UK, Ireland, and France while Hiestand's main operations are in Switzerland, Germany, Austria, Poland, Malaysia and Japan. IAWS and Hiestand deliver to an extensive network of customers in food service and retail channels.

This letter sets out the background to the Scheme and the Hiestand Merger and the reasons why the IAWS Board considers both the Scheme and the Merger to be fair and reasonable and in the best interests of IAWS Shareholders taken as a whole. The IAWS Board has resolved to unanimously recommend that IAWS Shareholders vote in favour of the Scheme, the terms of which are set out in Part 3 of this document. The basis on which such recommendation is made is also set out in this letter.

Notice of the Meetings at which Shareholders will be asked to vote in respect of the Scheme accompany this letter and an explanation of the Scheme process is also provided at Part 2 of this document. The Scheme is subject to conditions and further terms set out in Part 4 of this document. It is anticipated that, subject to the satisfaction or waiver of these conditions, the Scheme will become effective during August 2008.

2 STRUCTURE OF THE SCHEME

The Scheme is a Court approved scheme of arrangement under Section 201 of the Companies Act. Upon the Scheme becoming effective, ARYZTA will own the entire issued share capital of IAWS. Existing IAWS Shares will be cancelled and ARYZTA Shares will be issued to IAWS Shareholders on the following basis:

For every 2 Scheme Shares cancelled	**1 ARYZTA Share**

Application will be made for the ARYZTA Shares to be admitted to listing and trading on both the Irish Stock Exchange and the SWX Swiss Exchange, such admission being conditional upon the Scheme becoming effective.

Upon implementation of the Scheme, the Scheme Shareholders will hold one ARYZTA Share for every two Scheme Shares held by them immediately prior to the Scheme Record Time. The ARYZTA Shares to be issued pursuant to the Scheme will, when issued, be credited as fully paid and free from all liens, charges and encumbrances whatsoever and shall rank in full for all dividends or distributions made, paid or declared by ARYZTA after the Effective Date. A summary of the rights attaching to the ARYZTA Shares is set out in Part 6 of this document.

No fractions of ARYZTA Shares will be issued to the Scheme Shareholders. Further details on the treatment of fractions of ARYZTA Shares to which Scheme Shareholders would otherwise be entitled are set out in paragraph 2.2 of Part 3 of this document.

Further details of the Scheme, including the conditions to which it is subject, are set out in the explanatory statement in Part 2 of this document. The Scheme itself is set out in Part 3 of this document.

In the event that IAWS Shareholders do not vote in favour of the Scheme and the Resolutions or the Court does not sanction the Scheme, neither the proposed Scheme nor Admission will take place.

If the Scheme has not become effective by 31 October 2008 (or such later date as IAWS and ARYZTA may agree and the Court may allow), it will lapse, in which event IAWS Shareholders will not be asked to vote on the Scheme and their position will remain unchanged. IAWS' mandatory bid obligations in relation to Hiestand, further details of which are contained at paragraph 4 below, will however continue to apply.

3 SCHEME CAPITAL REDUCTION

The Reduction of Capital will be implemented under the Scheme.

The issued (but not authorised) share capital of IAWS will be reduced by cancelling and extinguishing the Scheme Shares.

The Reduction of Capital will require the confirmation of the Court and, if so confirmed, will result in IAWS' profit and loss account being credited with an amount equal to the aggregate nominal value of the Scheme Shares.

The reserve will be capitalised in favour of ARYZTA by way of an issue of new IAWS Shares to ARYZTA, in exchange for the issue of the Consideration Shares.

4 SUMMARY OF THE TERMS OF THE MERGER

It is intended that the Merger, which is being recommended by the Boards of IAWS and Hiestand, will be effected through the acquisition by ARYZTA of IAWS (by means of the Scheme) and, simultaneously with completion of the Scheme, the absorption of Hiestand into ARYZTA by means of a statutory merger under Swiss law.

IAWS, ARYZTA and Hiestand have entered into the Business Combination Agreement to provide for matters relating to the implementation of the Merger. Hiestand and ARYZTA have entered into the Hiestand Merger Agreement providing for the implementation of the Hiestand Merger, conditional on, among other things, the approval of the Hiestand Shareholders at the Hiestand EGM. Under the terms of the Hiestand Merger, Hiestand Shareholders (other than IAWS and/or any subsidiary of IAWS) will receive 36 ARYZTA Shares for each Hiestand Share held by them. Under the terms of the Scheme, the IAWS Shares will be cancelled and, on the Effective Date, IAWS Shareholders will receive one ARYZTA Share for every two Scheme Shares held by them.

A consequence of the completion of the acquisition of the Hiestand Shares held by Lion Capital is that IAWS will become obliged under the Swiss Takeover Rules to make a public takeover offer to acquire all of the Hiestand Shares not already owned by IAWS and/or any subsidiary of IAWS. In this regard IAWS and ARYZTA announced on 9 June 2008 their intention to submit a public exchange offer on the same terms as the Hiestand Merger. The exchange offer will lapse upon the Hiestand Merger becoming effective but will proceed if the Scheme is not approved and the Merger does not proceed.

A consequence of the Merger is that ARYZTA will indirectly acquire control of Origin. This change in control could, pursuant to Rule 9 of the Takeover Rules, trigger an obligation for ARYZTA to make a mandatory offer for the entire issued share capital of Origin unless the Panel granted a waiver in respect of that obligation. The Panel has however granted a waiver in respect of ARYZTA's obligations under Rule 9 in this regard and consequently no such offer will be made.

The total number of ARYZTA Shares issued to Shareholders (other than Lion Capital) on completion of the Merger will constitute approximately 83.3% of the issued share capital of ARYZTA on completion (on a fully diluted basis). The total number of ARYZTA Shares issued to Lion Capital on completion of the Merger will constitute approximately 8% of the issued share capital of ARYZTA on completion (on a fully diluted basis). The total number of ARYZTA Shares issued to Hiestand Shareholders (other than IAWS and any subsidiary of IAWS) will constitute approximately 8.7% of the issued share capital of ARYZTA (on a fully diluted basis). It is not proposed that ARYZTA Shares will be issued in respect of the Hiestand Shares held by IAWS or any subsidiary of IAWS.

Unaudited pro forma condensed financial information in relation to the Enlarged Group following completion of the Merger is set out at Part 8 Section C of this document.

The implementation of the Merger is conditional upon:

- The approval of the Scheme by a majority in number representing 75% or more in value of the IAWS shareholders present and voting, either in person or by proxy, at the Court Meeting;
- The EGM Resolutions being duly passed by the requisite majority of IAWS Shareholders at the EGM;
- The approval of the Hiestand Merger by Hiestand Shareholders representing at least 66⅔ per cent. of the votes represented at the Hiestand EGM and an absolute majority of the par value of the Hiestand Shares represented at the Hiestand EGM;
- Confirmation by both the Irish Stock Exchange and the SWX Swiss Exchange that all actions required to be taken in relation to the Admission have been taken; and
- Receipt of the Competition Approvals.

5 BACKGROUND TO AND REASONS FOR THE MERGER AND RECOMMENDATION

The IAWS Board believes that the Merger represents a merger of two complementary businesses on the basis that:

- IAWS and Hiestand operate in the value added bakery segment with a focus on innovative product development;
- IAWS operates in North America, UK, Ireland and France while Hiestand's main operations are located in Switzerland, Germany, Austria, Poland, Turkey and Malaysia;
- IAWS and Hiestand deliver to an extensive network of customers in food service and retail channels as well as convenience stores and bakeries;

- IAWS and Hiestand have proprietary intellectual property and extensive direct store delivery infrastructure;
- IAWS and Hiestand have a shared corporate culture that emphasises people and process, customer focus and consumer relevance; and
- On a combined basis IAWS and Hiestand had pro forma revenue of €2.3 billion (CHF3.8 billion), EBITA of €213 million (CHF343 million) and net income of €145 million (CHF233 million) based on IAWS audited figures for the financial year ended 31 July 2007 and Hiestand audited figures for the financial year ended 31 December 2007. Further unaudited pro forma condensed financial information is set out at Part 8 Section C of this document.

The strong strategic fit of the businesses combined with a leading management team will create the global leader in value added baked goods. This can be achieved by delivering sustainable revenue and long-term earnings growth while deriving advantage from leveraging synergy opportunities.

As the businesses are complementary and the respective management teams are well known to each other the IAWS Board believe that the integration risk is low. Owen Killian, chief executive of IAWS, has been a member of the Hiestand Board for a number of years.

6 INFORMATION ON IAWS

IAWS was incorporated and listed on the Irish Stock Exchange in 1988. IAWS is an international lifestyle food and agri-nutrition company with operations in Ireland, the UK, France and North America. The lifestyle food business focuses on niche high quality growth segments of the value added bakery and convenience food market. Origin, which consists of the group's agri-nutrition and ambient food businesses was successfully listed in 2007. IAWS is the majority shareholder in Origin and consolidates its results. IAWS currently has a market capitalisation of approximately €2 billion based on a Closing Price of €15.05 on 25 June 2008 being the latest practicable date prior to the date of this document.

7 INFORMATION ON HIESTAND

Hiestand, founded in 1967 in Switzerland and listed on the SWX Swiss Exchange, is a leading European value added bakery and convenience food company focusing on the high quality growth segment of the market. With its innovative products and services it holds strong market positions in Switzerland and Germany and has growing operations in Eastern Europe, Asia and Australia. Hiestand recorded sales of CHF740.6 million for the financial year ended 31 December 2007. Hiestand currently has a market capitalisation of approximately €586 million based on a Closing Price of CHF1,753 on 25 June 2008 being the latest practicable date prior to the date of this document.

8 INFORMATION ON ARYZTA

ARYZTA is a Swiss incorporated public limited company, is tax resident in Switzerland and, subject to the completion of the ARYZTA Listing, its shares are to have a dual primary listing on both the Irish Stock Exchange and the SWX Swiss Exchange. ARYZTA, currently has an ordinary share capital of CHF 100,000 divided into 5,000,000 ordinary shares of CHF0.02, beneficially owned by IAWS. ARYZTA was incorporated solely for the purposes of effecting the Acquisition and the Hiestand Merger and since its incorporation has not traded or carried on any activity.

9 STRATEGY FOR ARYZTA

ARYZTA will be the global leader in value added baked goods and will focus on creating value for its shareholders through the development of its lifestyle foods business and its investment in Origin. In particular, ARYZTA will pursue the following strategic objectives in the lifestyle foods business:-

- To build on the excellent track record of IAWS and Hiestand from a position of enhanced scale and geographic reach to deliver significant value for shareholders, employees, customers, suppliers and business partners;
- To focus on innovative product development; and
- To deliver synergies from the Merger.

The management team of ARYZTA will target a doubling of the earnings base of ARYZTA within five years.

Following completion of the Merger, ARYZTA will have a strong balance sheet which will facilitate future consolidation opportunities. IAWS has successfully renegotiated certain of its existing financing facilities as a consequence of which ARYZTA will have approximately €1.17 billion of financing facilities available to it following the Merger.

10 DIVIDEND POLICY

Consistent with the Enlarged Group's strategy, ARYZTA intends to maintain a dividend payment ratio similar to IAWS' historic policy. ARYZTA intends to declare its first dividend in respect of the financial year ended 31 July 2009. ARYZTA dividends will be declared in Swiss Francs and paid in Euro and Swiss Francs. In the event that the Scheme becomes effective no further dividend will be paid in respect of the current IAWS financial year due to the timing of the transaction.

11 IAWS DIRECTORS AND THE EFFECT OF THE SCHEME ON THEIR INTERESTS

Paragraph 8 of the explanatory memorandum at Part 2 of this document contains information in respect of IAWS directors and the effect of the Scheme on their interests.

If the Scheme becomes effective, the Board of Directors of ARYZTA will consist of persons from both the IAWS and Hiestand Boards and Lyndon Lea of Lion Capital. Further details of the proposed Board of ARYZTA are set out at paragraph 9 of Part 2 of this document.

12 MANAGEMENT AND EMPLOYEES

The IAWS Board values the expertise of the current management and employees of IAWS and believes that they will benefit from significant opportunities within the Enlarged Group. The employment rights of the employees of IAWS will be unaffected by the Merger.

Following completion of the Merger, IAWS, as part of the Enlarged Group, will continue to operate in its current locations and there is no current intention to redeploy any of its fixed assets or those of its subsidiaries. The Merger will not result in any material change in the conditions of employment of IAWS' employees. There is no current intention to alter the composition of the existing management and employee structure of IAWS in any material way or to reduce the overall employment levels in the Enlarged Group in any material way.

13 IAWS OPTIONS AND AWARDS

Information relating to the effect of the Scheme on the Group Share Schemes is set out at paragraph 7 of Part 2 of this document. Following completion of the Merger it is intended that new management incentive schemes will be implemented, the terms of which are expected to be substantially the same as those of the LTIP, subject to any amendments required to ensure compliance with Swiss law and to take account of Swiss taxation.

14 UNDERTAKINGS TO VOTE IN FAVOUR OF THE SCHEME

ARYZTA has received irrevocable undertakings from the members of the IAWS Board to vote in favour of the Scheme in respect of their aggregate holdings of 965,468 IAWS Shares, representing approximately 0.76 per cent of the existing issued ordinary share capital of IAWS.

These undertakings will terminate if the Scheme does not take effect, lapses or is withdrawn in accordance with its terms.

15 IRISH AND UK TAXATION

Your attention is drawn to paragraph 9 of Part 9 of this document, headed "Irish Taxation", and paragraph 10 of Part 9 of this document, headed "UK Taxation". If you are in any doubt as to your own tax position, you should consult an independent financial adviser immediately.

16 ACTION TO BE TAKEN

Your attention is drawn to the summary of action to be taken on pages 5 and 6 of this document.

17 OVERSEAS SHAREHOLDERS

Shareholders not resident in Ireland or the United Kingdom should refer to paragraph 15 of Part 2 of this document, which contains important information relevant to such shareholders.

18 FURTHER INFORMATION

Your attention is drawn to the information set out in the rest of this document. You are advised to read this document in its entirety and not to rely solely on the information in this letter.

19 RECOMMENDATION

The IAWS Board, which has been so advised by Davy Corporate Finance considers the terms of the Scheme and the Merger to be fair and reasonable. In providing advice to the IAWS Board, Davy Corporate Finance, has taken into account the commercial assessments of the IAWS Board. Davy Corporate Finance is acting as the Rule 3 Adviser to IAWS and in that capacity is providing independent advice to IAWS on the Scheme and the Merger for the purposes of the Takeover Rules.

The IAWS Board has also received advice from Credit Suisse and BNP Paribas that the terms of the Scheme are fair and reasonable.

The members of the IAWS Board unanimously recommend that IAWS Shareholders vote in favour of the Resolutions, as the members of the IAWS Board have undertaken to do in respect of their beneficial holdings, amounting to 965,468 IAWS Shares in aggregate, which represents approximately 0.76 per cent of the issued ordinary share capital of IAWS.

Yours faithfully,

Denis Lucey
Chairman
for and on behalf of the Board of Directors

PART 2.

EXPLANATORY STATEMENT
(IN COMPLIANCE WITH SECTION 202 OF THE ACT)

1 INTRODUCTION

On 9 June 2008 the Boards of IAWS and Hiestand announced the proposed merger of IAWS and Hiestand. The Merger is to be effected through the acquisition by ARYZTA of IAWS and Hiestand. Hiestand is to be acquired by means of a merger by absorption under Swiss law pursuant to the Merger Act, while IAWS will be acquired by means of a scheme of arrangement under Section 201 of the Act.

If the Scheme is approved and the Hiestand Merger is completed IAWS Shareholders would retain an interest of approximately 83.3% of the Enlarged Group (on a fully diluted basis). The shares of ARYZTA will, subject to the terms and conditions of the Scheme and approval of the ARYZTA Listing, be listed on the official list of the Irish Stock Exchange and the SWX Swiss Exchange. On Admission ARYZTA will be eligible for inclusion in the ISEQ index in Ireland and the SPI Index in Switzerland. ARYZTA will also be a candidate for inclusion in the Swiss Leader Index.

The Merger is a merger of two complementary businesses and is the result of a five year partnership and relationship resulting from IAWS' strategic holding in Hiestand. IAWS and Hiestand operate in the value added bakery and convenience food market with a focus on innovative product development. IAWS operates in North America, the UK, Ireland, and France while Hiestand's main operations are in Switzerland, Germany, Austria, Poland, Malaysia, Japan and Australia. IAWS and Hiestand deliver to an extensive network of customers in food service and retail channels.

2 SUMMARY OF THE TERMS OF THE SCHEME AND THE MERGER

The Scheme is a Court approved scheme of arrangement under Section 201 of the Act. Upon the Scheme becoming effective ARYZTA will own the entire issued share capital of IAWS. Existing IAWS Shares will be cancelled and ARYZTA Shares will be issued to IAWS Shareholders on the following basis:

For every 2 Scheme Shares cancelled	**1 ARYZTA Share**

Application will be made for the ARYZTA Shares to be admitted to trading and listing on both the Irish Stock Exchange and the SWX Swiss Exchange, such admission being conditional upon the Scheme becoming effective. The ARYZTA Shares to be issued pursuant to the Scheme will, when issued, be credited as fully paid and free from all liens, charges and encumbrances with the benefit of all dividends and distributions declared, made or paid by ARYZTA after the Effective Date.

3 BACKGROUND TO AND REASONS FOR THE RECOMMENDATION OF THE SCHEME AND THE MERGER

The attention of IAWS Shareholders is drawn to the letter from the Chairman of IAWS in Part 1 of this document, which includes information on the background to and reasons for recommendation of the Scheme and the Merger.

4 STRUCTURE OF THE SCHEME

The Acquisition will be effected by way of the Scheme. Under the Scheme, which will be subject to the Conditions set out in Part 4 of this document and on the terms set out in Part 3 of this document, Shareholders will receive the Consideration Shares in return for the cancellation of their Shares.

The Scheme is an arrangement made between IAWS and the Shareholders under Section 201 of the Act and is subject to the approval of the Court. If the Scheme becomes effective, all Shares will be cancelled pursuant to Sections 72 and 74 of the Act with the exception of 7 Shares held by 7 ARYZTA nominees.

To become effective, the Scheme requires the approval of Scheme Shareholders by the passing of the Scheme Resolution at the Court Meeting, to be held on 24 July 2008. The resolution must be approved by a majority in number of the Scheme Shareholders present and voting, either in person or by proxy, representing not less than 75 per cent. in value of the Shares held by such Shareholders. Implementation of the Scheme will also require the passing of the EGM Resolutions (requiring the approval of Shareholders representing at least 75 per cent. of the votes cast at the EGM). In respect of the Scheme Resolution, the Shareholders will be entitled to cast one vote for each Share held.

The Acquisition is conditional on the Scheme becoming effective. The conditions to the Acquisition and the Scheme are set out in full in Part 4 of this document. The implementation of the Scheme is conditional, amongst other things, upon:

- the Hiestand Merger becoming effective (other than with respect to the registration in the Swiss Commercial Register of the capital increase required by ARYZTA to allot the Consideration Shares and the shares required to be allotted to Hiestand Shareholders pursuant to the Hiestand Merger);
- the Scheme becoming effective by not later than 31 October 2008 or such later date as IAWS and ARYZTA may (with the consent of the Panel if required) agree and the Court may allow failing which the Scheme will lapse;
- the receipt of the Competition Approvals;
- the approval by a majority in number representing 75% or more in value of the holders of the Shares, present and voting either in person or by proxy, at the Court Meeting (or at any adjournment of such Meeting);
- the passing of the EGM Resolutions;
- the sanction of the Scheme and confirmation of the Reduction of Capital involved therein by the Court and the delivery of an office copy of the Court Order and the minute required by Section 75 of the Act to the Registrar of Companies and the registration of such Court Order and minute by him;
- the filing of an application for the listing of the ARYZTA Shares and compliance with all other requirements by ARYZTA under the listing rules of the Irish Stock Exchange to ensure that upon issuance of the Consideration Shares such shares shall have a primary listing on the Irish Stock Exchange;
- the filing of an application for and the approval of the listing of the ARYZTA Shares on the SWX Swiss Exchange and compliance with all other requirements by ARYZTA under the rules of the SWX Swiss Exchange to ensure that upon issuance of the Consideration Shares such shares shall have a primary listing on the SWX Swiss Exchange;
- the Conditions, which are not otherwise identified above, being satisfied or waived on or before the Effective Date.

5 THE MEETINGS

The Court Meeting is being held at the direction of the Court to seek the approval by Scheme Shareholders of the Scheme. The IAWS EGM is being convened to enable the IAWS Board to implement the Scheme and to amend the IAWS Articles, as described below.

Whether or not a Scheme Shareholder votes in favour of the Scheme at the Court Meeting and/or in favour of the EGM Resolutions at the EGM, if the Scheme becomes effective all Scheme Shares will be cancelled and the Scheme Shareholders will receive one ARYZTA Share for every two IAWS Shares held by them immediately prior to the Scheme Record Time (save that fractions of ARYZTA Shares will not be allotted to Scheme Shareholders, but will be aggregated and sold in the market after the Effective Date and the net proceeds of such sale will be paid in cash for the benefit of the Scheme Shareholders in accordance with their entitlement thereto).

Before the Court's approval for the Scheme can be sought, the Scheme will require the approval of the Scheme Shareholders at the Court Meeting and the passing of the EGM Resolutions at the IAWS EGM. Notices of the Court Meeting and the IAWS EGM are included at the end of this document.

The Court Meeting

The Court Meeting, which has been convened for 11.00 am on 24 July 2008, is being held at the discretion of the Court to seek the approval of the Scheme Shareholders for the Scheme.

At the Court Meeting, the voting is by poll and not a show of hands and each member present, either in person or by proxy, will be entitled to one vote for each IAWS Share held. The approval required at the Court Meeting is a majority in number of those IAWS Shareholders present and voting, either in person or by proxy, who hold at least 75% in value of the IAWS Shares for which votes are cast.

It is important that as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of the IAWS Shareholders. You are therefore strongly urged to complete and return your Forms of Proxy as soon as possible.

The IAWS EGM

In addition to the Court Meeting, the IAWS EGM has been convened for 11.30 am on 24 July 2008, or as soon thereafter as the Court Meeting has concluded or has been adjourned, to consider and, if thought fit, pass the following Special Resolutions (which require votes in favour representing at least 75% of the votes cast):

- to approve the Scheme and to authorise the directors of IAWS to take such action as they consider necessary or appropriate to carry the Scheme into effect;
- to redesignate seven IAWS Shares owned by ARYZTA and its nominees as a separate class of shares. These shares, which are excluded from the Scheme, have been acquired by ARYZTA and its nominees to ensure that, on the Scheme becoming effective, IAWS will satisfy the requirement that an Irish public limited company has a minimum of seven members;
- to approve the cancellation of the Scheme Shares;
- to authorise the directors of IAWS to issue relevant securities pursuant to Section 20 of the Companies (Amendment) Act 1983 and to apply the reserve in the books of IAWS arising upon the cancellation described above in paying up in full at par the New IAWS Shares;
- to amend the IAWS Articles to ensure that any IAWS Shares issued between the Voting Record Time and 6.00 pm on the day before the Order Date will be subject to the Scheme. It is also proposed to amend the IAWS Articles so that any IAWS Shares issued to any person (other than to a member of the ARYZTA Group) after 6.00 pm on the day before the Order Date will become transferable to ARYZTA on the same terms as under the Scheme. In turn, each Shareholder will receive one ARYZTA Share for every two IAWS Shares held by them. These provisions will ensure that no person other than ARYZTA and its nominees will hold IAWS Shares after dealings in such shares cease on the Irish and London Stock Exchanges;
- to confirm the division of the Convertible Shares into the Convertible Share Classes.

IAWS Shareholders may attend and vote at the Meetings in person or by appointing a representative to attend and vote on their behalf, or they may direct how their vote be cast. Further details of the actions to be taken by owners of IAWS Shares in relation to the Meetings are set out under "Actions to be Taken" at pages 5 and 6 of this document.

It is important that as many votes as possible are cast by proxy or in person at the Meetings by members of IAWS so that the Court may be satisfied that there is a fair representation of opinion of the IAWS Shareholders. You are therefore strongly urged to complete and return your Forms of Proxy as soon as possible.

6 SANCTION OF THE SCHEME BY THE COURT

It is expected that the Court Hearing to sanction the Scheme will be held at the Court on or about 15 August 2008, which time and date shall be advertised by IAWS on www.iaws.com and notice of which shall be sent to IAWS Shareholders. IAWS Shareholders will have the right to attend the Court Hearing to sanction the Scheme and to appear in person or be represented by counsel to support or oppose the sanction of the Scheme. Any facts other than those expressed in IAWS' own documents which a person wishes to put forward must be put forward as evidence in the form of a sworn written statement (an affidavit being the standard form for this in Irish practice). Any person proposing to make submissions or put forward evidence to the Court at the hearing will be requested to advise IAWS' Irish legal counsel in advance who will then advise the Court. Individuals may make these submissions personally or by a lawyer entitled to appear in the Court (a solicitor or barrister in Irish practice).

The Court Hearing will take place on the advertised date or on an adjourned date then fixed by the Court.

At the Court Hearing, the Court will consider the submissions and evidence presented to it so as to establish whether the requirements of Irish law and the Memorandum and Articles of Association of IAWS, so far as these are applicable, have been complied with, whether the necessary majorities of IAWS' Shareholders of record have voted in favour of approving the Scheme and whether the

Scheme is fair and reasonable in all the circumstances. The Court may announce its decision immediately after the hearing or may defer this until a date to be announced later.

The Scheme will become effective as soon as a copy of the Court Order has been duly delivered by IAWS to the Registrar of Companies in Ireland for registration and been registered by the Registrar of Companies. If the Scheme becomes effective, it will be binding on all Scheme Shareholders irrespective of whether or not they attended or voted in favour of the Scheme at the Court Meeting or in favour of the resolutions to be proposed at the IAWS EGM.

7 IAWS SHARE OPTION SCHEMES AND AWARDS

IAWS will write to the participants in the Group Share Schemes in due course to inform them of the effect of the Scheme on their rights under the Group Share Schemes.

1997 Option Plan

It is proposed that Option Holders will be given the option to release their existing 3,669,300 Options in exchange for 903,160 ARYZTA Shares (being the number of ARYZTA Shares which reflects the value of those Options as determined by reference to an independent report prepared by a global consulting firm) ("the Option Proposal"). Option Holders will also be entitled to exercise their Options pursuant to the terms of the 1997 Option Plan. The Option Proposal facilitates the realisation by Option Holders of the value of their interests without the need for them to finance the exercise price in connection with their exercise.

In the event that Option Holders choose not to accept the Option Proposal or to exercise any Options held by them which are exercisable, their Options shall lapse. Any IAWS Shares issued to Option Holders as a consequence of such exercise of Options will either be dealt with pursuant to the Scheme or will be automatically transferred to ARYZTA pursuant to the IAWS Articles, if the Scheme becomes effective.

The Option Proposal and the lapsing of Options if unexercised will be conditional upon the Scheme becoming effective.

2006 LTIP

In relation to the Awards, the right to convert such Awards into Ordinary Shares (the "**Conversion Entitlement**") will arise by virtue of the Merger, with the conversion premium (if any) payable in cash by Award Holders on the exercise of their Conversion Entitlement being dependent on whether the awards were granted pursuant to the Matching Award Scheme or the EEPS.

EEPS Awards

A conversion premium in cash is payable on conversion of Awards made pursuant to the EEPS. It is proposed that Award Holders holding the 2,230,000 Awards granted pursuant to the EEPS will be entitled to exchange their Conversion Entitlement for 483,246 ARYZTA Shares (such number having been determined by reference to the independent report referred to above) (the "**EEPS Proposal**"). The EEPS Proposal facilitates a cashless conversion by the Award Holders under the EEPS.

In the event that EEPS Award Holders do not exchange their Conversion Entitlement for ARYZTA Shares in accordance with the EEPS Proposal, they can exercise their Conversion Entitlement in accordance with the terms upon which the Awards were issued and the IAWS Shares issued to such Award Holders would then be dealt with pursuant to the Scheme or will be automatically transferred to ARYZTA pursuant to the IAWS Articles, if the Scheme becomes effective.

Matching Award Scheme

No conversion premium is payable relative to Awards granted pursuant to the Matching Award Scheme and the 1,350,000 Awards under the Matching Award Scheme entitle the holders to 1,350,000 IAWS Shares which, pursuant to the terms of the Scheme, will result in their receiving 675,000 ARYZTA Shares, if the Scheme becomes effective.

Executive Directors

Each of Owen Killian, Hugo Kane and Patrick McEniff have agreed to retain an interest in, at a minimum, an equivalent number of ARYZTA Shares to the number of ARYZTA Shares they will receive consequent on the foregoing treatment of their Options, EEPS Awards and Awards under the Matching Award Scheme with a view, *inter alia*, to such retained interests being recognised by the ARYZTA remuneration committee as qualifying investment shares for the purposes of the

Replacement LTIP, in the event of the ARYZTA remuneration committee making awards in their favour under the Replacement LTIP.

8 IAWS DIRECTORS AND THE EFFECT OF THE SCHEME ON THEIR INTERESTS

The interests of directors in the share capital of IAWS are set out in paragraph 4 of Part 9 of this document. The interests of Directors in the Group Share Scheme are set out in paragraph 4 of Part 9 of this document.

9 MANAGEMENT AND EMPLOYEES

The IAWS Board values the expertise of the current management and employees of IAWS and believes that they will benefit from significant opportunities in the Enlarged Group. The employment rights of IAWS employees will be unaffected by the Merger.

Following completion of the Merger, IAWS, as part of the Enlarged Group, will continue to operate in its current locations and there is no current intention to redeploy any of its fixed assets or those of any IAWS subsidiaries. The Merger will not result in any material change in the conditions of employment of IAWS' employees. There is no current intention to alter the composition of the existing management and employee structure of IAWS in any material way or to reduce the overall employment levels in the Enlarged Group in any material way.

The proposed ARYZTA Board will be drawn from the boards of IAWS and Hiestand. The ARYZTA Board will initially be comprised of 15 directors, made up of 12 non-executive directors and 3 executive directors. The non-executive directors will be the existing non-executive members of the current IAWS Board, Lyndon Lea of Lion Capital who will, on completion of the acquisition of Lion Capital's shareholding in Hiestand and the Merger, join the IAWS Board and thereafter the ARYZTA Board, and the current Hiestand Board. The executive directors will be the existing executive directors of the current IAWS Board. IAWS and Hiestand believe that the proposed structure will result in an independent Board with a strong and experienced executive management team.

The Board will be chaired, as Non-Executive Chairman, by Denis Lucey (Chairman of IAWS) with Wolfgang Werlé (Chairman of Hiestand) being appointed as Deputy Chairman.

The proposed Board of ARYZTA is:

Name	*Position*
Denis Lucey	Non-executive chairman
Wolfgang Werlé	Non-executive deputy chairman
Owen Killian	Chief Executive Officer
Patrick McEniff	Chief Financial Officer
Hugo Kane	Chief Operations Officer
Albert Abderhalden	Non-executive director
Denis Buckley	Non-executive director
Beatrice Dardis	Non-executive director
J. Brian Davy	Non-executive director
Noreen Hynes	Non-executive director
Lyndon Lea	Non-executive director
William G. Murphy	Non-executive director
Hans Sigrist	Non-executive director
Paul N. Wilkinson	Non-executive director
Maurice Zufferey	Non-executive director

ARYZTA will have audit, nomination and remuneration committees.

10 ARYZTA SHARES

Shareholders will receive a total of up to 70,019,118 ARYZTA Shares pursuant to the terms of the Scheme. ARYZTA's existing registered share capital of CHF100,000 will therefore be increased in connection with the Scheme by approximately CHF1,400,982 equating to approximately 70,019,118 ARYZTA Shares allotted at par value of CHF0.02. This capital increase will be registered on the Effective Date or shortly thereafter. It is expected that the ARYZTA Shares will be admitted to trading on the Irish Stock Exchange and the SWX Swiss Exchange on the Business Day after the Scheme becomes effective.

No Irish stamp duty should be payable by either the Scheme Shareholders or ARYZTA as a result of the implementation of the Scheme.

Upon Admission, the ARYZTA Shares issued to Shareholders other than Lion Capital will constitute approximately 83.3% of the issued share capital of ARYZTA (on a fully diluted basis) and will rank equally in all respects with the other ARYZTA Shares in issue at that date. The ARYZTA Shares will have full voting and dividend rights and the right to participate fully in the event of any liquidation or winding up of ARYZTA. The ARYZTA Shares shall be fully transferrable.

A summary of the rights attaching to the ARYZTA Shares is set out at Part 6 of this document.

11 EFFECT OF ACQUISITION

ARYZTA is a newly incorporated company incorporated solely for the purposes of the Acquisition and the Hiestand Merger. Further information in relation to ARYZTA is set out at Part 5B of this document.

12 DELISTING, RE-REGISTRATION AND ADMISSION

It is intended that, subject to and simultaneous with the Scheme becoming effective, and subject to applicable requirements of the Irish Stock Exchange and the UK Listing Authority, IAWS will apply for the cancellation of the listing of its Shares on the Official Lists of both the Irish and London Stock Exchanges and for cancellation of trading of the Shares on the markets of the Irish Stock Exchange and of the London Stock Exchange. The last day of dealing in Shares on the Irish Stock Exchange and the London Stock Exchange will be the last Business Day before the Effective Date.

Application will be made to the Irish Stock Exchange and to the SWX Swiss Exchange for the ARYZTA Shares to be admitted to listing and trading on the Irish Stock Exchange and the SWX Swiss Exchange. It is expected that Admission will become effective and that dealings, for normal settlement, in the ARYZTA Shares will commence on the day after the Effective Date. Admission of ARYZTA Shares to the Official List is subject to customary confirmation from the Irish Stock Exchange of ARYZTA's eligibility for listing under the listing rules of the Irish Stock Exchange.

13 FORM OF ARYZTA SHARES AND SETTLEMENT

It is intended that ARYZTA Shares will be registered shares with a nominal value of CHF 0.02 each and that the ARYZTA Shares will be fully paid up. In addition, it is intended that delivery will be made in book entry form through SIS. ARYZTA Shares will not be issued in certificated form and will not be available for individual physical delivery. ARYZTA Shareholders may, however, at any time demand that ARYZTA issue a confirmation of such shareholder's shareholding.

ARYZTA DIS

Trades in ARYZTA Shares, because they are Swiss securities, would not be capable of being settled within CREST, the usual settlement system used in Ireland and the UK. ARYZTA intends to put in place arrangements which will enable ARYZTA Shares to be initially delivered, held and settled in CREST by means of the issue of dematerialised depositary interests representing entitlements to ARYZTA Shares ("**ARYZTA DIs**") issued by a depository (the "**Depository**"). As a result of the implementation of the Scheme, the ARYZTA Shares to which IAWS Shareholders will be entitled would be held on trust by the Depository (or its custodian) on their behalf. Under the proposed arrangements, ARYZTA DIs could be held, transferred and settled solely within CREST, but ARYZTA DI holders, in cancelling their ARYZTA DIs, would be able to deliver their underlying ARYZTA Shares to any other depositary financial institution. However, ownership of ARYZTA DIs would represent each IAWS Shareholder's entitlement to such ARYZTA Shares, as described below.

In the case of Scheme Shares which at the Scheme Record Time are in uncertificated form, such Scheme Shareholder's entitlement to ARYZTA DIs would be issued and delivered through CREST as soon as reasonably practicable. Where an IAWS Shareholder holds his IAWS Shares in certificated form at the Scheme Record Time (for example because he does not have access to an account in CREST), ARYZTA would, under the proposed arrangements, arrange for the Depository or an affiliated company (the "Nominee") to provide a corporate nominee service whereby such IAWS Shareholders' ARYZTA DIs would be held by the Nominee in CREST on their behalf and such IAWS Shareholders will be able to benefit from all rights attaching to their ARYZTA DIs.

In the event that an IAWS Shareholder who holds his IAWS Shares in certificated form did not wish to enter into the proposed corporate nominee arrangements, the ARYZTA Shares to which such

IAWS Shareholder is entitled under the Scheme would be held by a trustee (the "**Trustee**") on trust for such IAWS Shareholder. The corporate nominee services as referred to above would not be provided to those IAWS Shareholders who hold their interest in such ARYZTA Shares under such trust arrangements. The relevant IAWS Shareholder could, however, subsequently direct the Trustee either (i) that he wishes to hold ARYZTA DIs through CREST, or (ii) (if located in an Eligible Jurisdiction, as defined below) that he wishes to transfer his ARYZTA share entitlement to the Nominee and agrees to the terms and conditions of such corporate nominee facility, or (iii) that he wishes to arrange for the transfer of his ARYZTA Shares into a shareholding account with another depositary financial institution. However, unless and until such a direction is given, the Trustee would continue to hold the ARYZTA Shares on trust for the relevant shareholder.

IAWS Shareholders located in certain jurisdictions outside Ireland and the UK may not be eligible to participate in the corporate nominee arrangements and a list of jurisdictions from which IAWS Shareholders may participate in these arrangements ("Eligible Jurisdictions") would be published along with the confirmation that the proposed arrangements have been entered into, referred to below.

Normal CREST procedures (including timings) apply in relation to any IAWS Shares that are, or are to be, converted from uncertificated to certificated form (rematerialisation), or from certificated to uncertificated from (dematerialisation), prior to the Effective Date (whether any such conversion arises as a result of a transfer of IAWS Shares or otherwise). Holders of IAWS Shares who are proposing to convert any such IAWS Shares are recommended to ensure that such conversions have been completed prior to the Scheme Record Time.

Rights Attaching to ARYZTA DIs

Under the proposed arrangements, ARYZTA Shares would be registered in the name of the Depository (or its custodian) who will hold them on trust for the holders of ARYZTA DIs. Accordingly. the holders of ARYZTA DIs would be beneficial holders of the ARYZTA Shares.

Under the proposed arrangements and in order to allow the holders of ARYZTA DIs to exercise rights relating to the ARYZTA Shares, all holders of ARYZTA DIs (including those held via the corporate nominee service) would:

- receive notices, in English, of all shareholders meetings of ARYZTA and all other communications of ARYZTA to the holders of ARYZTA Shares;
- be able to give instructions as to voting at all shareholders meetings of ARYZTA;
- have made available to them and have sent to them at their request copies of the annual report and accounts of ARYZTA and all of the documents issued by ARYZTA to the holders of ARYZTA Shares (in each case, in English); and
- so far as is reasonably practicable taking into account the nature of their rights as holders of ARYZTA DIs, be treated in the same manner as the holders of ARYZTA Shares in respect of all other rights attaching to ARYZTA Shares,

in each case, so far as possible in accordance with applicable law and regulations.

To the extent permissible under applicable law and regulations and to the extent reasonably practicable, ARYZTA may also make arrangements to allow the holders of ARYZTA DIs (including those held via the corporate nominee facility) to attend shareholder meetings of ARYZTA.

Any amounts in respect of dividends paid by ARYZTA on ARYZTA Shares represented by ARYZTA DIs would be paid by the Depository to the holders of ARYZTA DIs (including those held via the corporate nominee facility) in Euro.

In the event the proposed arrangements with respect to ARYZTA DIs referred to above are put in place, IAWS will publish a confirmation to that effect on its website on www.iaws.com which will set out any changes to the proposals as summarised above and all ARYZTA Shareholders who hold their shares in certificated form will be sent, prior to the Effective Date, a booklet containing the terms and conditions of the corporate nominee arrangements. This booklet will also include a description of the procedure to be followed for cancelling ARYZTA DIs and effecting the transfer of the underlying ARYZTA Shares. It is likely to be necessary for ARYZTA Shareholders who hold their shares in certificated form to agree to these terms and conditions in advance of the Effective Date in order for the Nominee to hold ARYZTA DIs in CREST on their behalf.

14 TAXATION

Your attention is drawn to paragraphs 9 and 10 of Part 9 of this document, headed "Irish Taxation" and "UK Taxation". The summary in Part 9 is intended as a general guide only and, if you are in any doubt as to your own tax position, you should consult an independent financial advisor immediately.

15 OVERSEAS SHAREHOLDERS

The implications of the Scheme for Overseas Shareholders may be affected by the laws of the relevant jurisdictions. Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of each Overseas Shareholder to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

This document does not constitute an offer to purchase, sell, subscribe for or exchange or the solicitation of an offer to purchase, sell, subscribe for or exchange any securities or the solicitation of any vote or approval in any jurisdiction in which such offer or solicitation would be unlawful.

No steps have been taken, nor will any be taken, to enable the ARYZTA Shares to be issued in compliance with the applicable securities laws of any Restricted Jurisdiction and no prospectus in relation to the ARYZTA Shares has been, or will be, lodged with or registered by any authority in any Restricted Jurisdiction. Accordingly, no ARYZTA Shares may be issued, sold, transferred, resold, delivered or distributed, directly or indirectly, in or into or from any Restricted Jurisdiction.

In any case where the delivery of ARYZTA Shares to an Overseas Shareholder would or may infringe the laws of any jurisdiction outside of Ireland, the United Kingdom or Switzerland or would or may require ARYZTA to obtain or observe any governmental or other consents to any registration, filing or other formality (including ongoing requirements) with which ARYZTA is unable to comply, or which ARYZTA regards as unduly onerous, ARYZTA may, in its sole discretion, determine that no ARYZTA Shares shall be allotted or issued to any such Overseas Shareholder, but shall instead be allotted to an Irish resident nominee approved by ARYZTA for such Overseas Shareholder, on terms that the nominee shall hold the new ARYZTA Shares subject to the instructions of such Overseas Shareholder, or on terms that such ARYZTA Shares shall be sold with the net proceeds of sale being remitted to the Overseas Shareholder concerned.

This document has been prepared for the purposes of complying with Irish law, and the information disclosed herein may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of any other jurisdiction.

IAWS Shareholders who are citizens or residents of the United States or other jurisdictions outside Ireland, Switzerland or United Kingdom should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances.

United States

The ARYZTA Shares will not be registered under the US Securities Act and will be issued in the United States pursuant to the Scheme only in reliance on the exemption from registration provided by Section 3(a)(10) of that Act. In order to qualify for the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10), there must be a hearing on the fairness of the Scheme's terms and conditions to the IAWS Shareholders, which all the IAWS Shareholders are entitled to attend in person or through representatives to oppose the sanctioning of the Scheme, and with respect to which notification will be given to all the IAWS Shareholders. For the purposes of qualifying for this exemption, IAWS will advise the Court that ARYZTA will rely upon the Court's sanctioning of the Scheme to establish the availability of this exemption.

The ARYZTA Shares will not be registered under the securities laws of any state of the United States, and will be issued in the United States pursuant to the Scheme only in reliance on available exemptions from such state law registration requirements.

Neither the SEC nor any US state securities commission has approved or disapproved the ARYZTA Shares or passed an opinion upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

The ARYZTA Shares have not been and will not be listed on a US securities exchange or quoted on any inter-dealer quotation system in the United States. ARYZTA does not intend to take any action to facilitate a market in ARYZTA Shares in the United States. Consequently, ARYZTA believes that it is unlikely that an active trading market in the United States will develop for the ARYZTA Shares.

The Acquisition is in respect of securities of an Irish company, is subject to Irish disclosure requirements (which are different from those of jurisdictions outside of Ireland, including those of the United States) and is proposed to be made by means of a scheme of arrangement provided for under Irish company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the US Securities Exchange Act of 1934, as amended. Accordingly, the Acquisition is subject to the disclosure requirements and practices applicable in Ireland to schemes of arrangement which differ from the disclosure requirements of the US tender offer rules. The financial statements and other financial information included in this document have been prepared, unless specifically stated otherwise, in accordance with accounting standards applicable in Ireland and thus may not be comparable to the financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. It may be difficult for IAWS Shareholders who are US persons to enforce any rights and claims that they may have arising under US federal securities laws in respect of the Scheme.

If ARYZTA exercises its right to implement the Acquisition by way of a takeover offer, the takeover offer will be made in compliance with applicable US laws and regulations. The ARYZTA Shares to be issued in connection with such takeover offer will not be registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States and may not be offered, sold or delivered, directly or indirectly, in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act. ARYZTA does not intend to register any such ARYZTA Shares or part thereof in the United States or to conduct a public offering of the ARYZTA Shares in the United States.

16 ACTIONS TO BE TAKEN

You attention is drawn to the summary of the action to be taken on pages 5 and 6 of this document.

PART 3.

THE SCHEME OF ARRANGEMENT

THE SCHEME OF ARRANGEMENT

THE HIGH COURT

IN THE MATTER OF

IAWS GROUP PLC

AND IN THE MATTER OF SECTION 201 OF THE COMPANIES ACT 1963

AND IN THE MATTER OF THE COMPANIES ACTS 1963 to 2006

SCHEME OF ARRANGEMENT
(under section 201 of the Companies Act 1963)

BETWEEN

IAWS GROUP PLC

and

THE HOLDERS OF SCHEME SHARES
(as hereinafter defined)

PRELIMINARY

(1) In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

1997 Option Plan	the 1997 Share Option Plan of IAWS;
Act	the Companies Act 1963 as amended and "Acts" means the Companies Acts 1963 to 2006;
ARYZTA	means ARYZTA AG, a company incorporated in Switzerland with registered number CH-020.3.032.251-9;
ARYZTA Articles	means the Articles of Association of ARYZTA in force from time to time;
ARYZTA Shares	means the registered shares of CHF 0.02 nominal value each in the capital of ARYZTA;
Business Day	any day, other than a Saturday, Sunday or public or bank holiday, on which banks are generally open for business in Dublin and Zurich, and the Irish Stock Exchange and the SWX Swiss Exchange are open for transaction of business;
Capital Reduction	the proposed reduction of the issued share capital of IAWS under sections 72 and 74 of the Act in accordance with clause 1 of the Scheme by the cancellation of the Scheme Shares;
Circular	means the document dated 30 June 2008 sent to shareholders of IAWS and of which this Scheme forms part;
Convertible Shares	the deferred convertible ordinary shares of €0.30 each issued in the capital of IAWS;
Court	the High Court of Ireland;
Court Hearing	the hearing or hearings by the Court of the petition to sanction the Scheme, confirm the Capital Reduction and grant the Court Order;

Court Meeting	means the meeting of Scheme Shareholders convened by the Court pursuant to Section 201 of the Companies Act 1963, to be held at the Four Seasons Hotel, Simmonscourt Road, Dublin 4 on 24 July 2008 at 11 am to consider, and if thought fit, approve the Scheme and any adjournment thereof;
Court Order(s)	the order or orders of the Court sanctioning the Scheme under section 201 of the Act and confirming the Capital Reduction;
Effective Date	the date on which the Scheme becomes effective in accordance with its terms, which, subject to satisfaction of the conditions applying to the Scheme (including the sanction of the Scheme and the confirmation of the Capital Reduction by the Court) is expected to be on or around 21 August 2008;
EGM Resolutions	the special resolutions relating to the Scheme and the Capital Reduction to be proposed at the EGM;
Employee Equity Participation Schemes or EEPS	a long term incentive plan effected under the employee equity participation benefit provisions of the IAWS Long Term Incentive Plan 2006;
EUR or **€**	the lawful currency of the Republic of Ireland;
Extraordinary General Meeting or EGM	means the extraordinary general meeting of the Shareholders convened in connection with the Scheme and to be held on 24 July 2008 to start at 11.30 am or following the conclusion or adjournment of the Court Meeting of the same date, notice of which is set out in Appendix 2 of this document, and any adjournment thereof;
Forms of Proxy	either or both of the blue and white forms of proxy for use at the Court Meeting and the EGM respectively sent to IAWS Shareholders together with the Circular;
Group Share Schemes	means the 1997 Option Plan, the Employee Equity Participation Scheme and the Matching Award Scheme;
Hearing Date	means the date of the Court Hearing;
IAWS Articles	means the Articles of Association of IAWS;
IAWS or the Company	IAWS Group Limited, a public company incorporated in Ireland under the Companies Acts 1963 to 2006, with registered number 132287;
IAWS Long Term Incentive Plan 2006 or LTIP	a long term incentive plan adopted by resolution passed at the Annual General Meeting of IAWS on 4 December 2006 and amended by resolution of the Remuneration Committee of the IAWS Board on 24 July 2007;
IAWS Shares	the issued Ordinary Shares in the capital of IAWS other than the Retained Shares;
Matching Award Scheme	a long term incentive plan effected under the matching award provisions of the IAWS Long Term Incentive Plan 2006;
Ordinary Shares	the 127,338,235 ordinary shares of €0.30 each issued in the capital of IAWS;
Panel	the Irish Takeover Panel established under the Irish Takeover Panel Act 1997 of Ireland;
Restricted Jurisdiction	any jurisdiction in relation to which IAWS or ARYZTA (as the case may be) is advised that the release, publication or distribution of the Circular and/or the Forms of Proxy would or might infringe the laws of that jurisdiction or would or might require compliance with any governmental or other consent or any registration or other formality that IAWS or ARYZTA (as the case may be) is unable to comply with or regards as unduly onerous to comply with;

Restricted Overseas Person	a person in, or resident in, or any person whom ARYZTA believes to be in, or resident in, a Restricted Jurisdiction;
Retained Shares	the seven IAWS Shares the registered title of each of which is to be held by a separate shareholder on trust for ARYZTA as at the Effective Date;
Scheme	the scheme of arrangement proposed to be made under section 201 of the Act between IAWS and the holders of Scheme Shares, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by IAWS and ARYZTA;
Scheme Record Time	6.00 pm on the last Business Day before the date on which the Court Order is made sanctioning the Scheme;
Scheme Shareholder or **IAWS Shareholder**	a holder of Scheme Shares as appearing in the register of members of the Company at the Scheme Record Time;
Scheme Shares	means the IAWS Shares on the register of members of IAWS, being the IAWS Shares in issue at the date of the Circular and those (if any) issued after the date of the Circular and before the Scheme Record Time;
Shareholder or **Shareholders**	a person on the register of members of IAWS at the relevant date and includes any person(s) entitled by transmission;
SIS	SIS SegaInterSettle AG; and
Voting Record Time	6.00 pm (Dublin time) on 22 July 2008 or, if the Court Meeting is adjourned, 48 hours before the time appointed for the adjourned Court Meeting.

(2) The authorised share capital of IAWS at the date of this document is EUR 72,900,000 divided into 228,000,000 ordinary shares of €0.30 each and 15,000,000 deferred convertible ordinary shares of €0.30 each. As at the date hereof, 127,338,235 ordinary shares of €0.30 each and 3,580,000 deferred convertible ordinary shares of €0.30 each have been issued and are credited as fully paid.

(3) ARYZTA was incorporated in Switzerland under the company name of ANPHI Holding AG, as a public limited company on 4 April 2008, with registered number CH-020.3.032.251-9. At the date of this document, ARYZTA's share capital pursuant to the ARYZTA Articles amounts to CHF100,000 divided into 5,000,000 registered shares, fully paid up with a nominal value of CHF0.02 each.

(4) The purpose of this Scheme is to provide for the cancellation of the Scheme Shares and the issue of new IAWS Shares to ARYZTA in consideration of the issue by ARYZTA of fully paid ARYZTA Shares in respect of the Shares, as set out in the Scheme.

(5) ARYZTA has agreed to appear by counsel at the Court Hearing, to consent to the Scheme and to undertake to the Court to be bound by this Scheme and execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

THE SCHEME

1 CANCELLATION OF SCHEME SHARES

1.1 The issued (but not the authorised) share capital of IAWS shall be reduced by cancelling and extinguishing the Scheme Shares.

1.2 Forthwith and contingent upon the reduction of issued share capital referred to in Clause 1.1 of this Scheme taking effect and notwithstanding anything in the IAWS Articles, IAWS shall appropriate and apply the whole of the reserve arising in its books of account as a result of the reduction of capital pursuant to Clause 1.1 of the Scheme, in paying up in full and at par such number of New IAWS Shares as shall be equal to the number of Scheme Shares so cancelled and the New IAWS Shares so created shall be issued to ARYZTA and/or its nominee(s).

2 CONSIDERATION FOR THE SCHEME SHARES

2.1 In consideration for the issue of the New IAWS Shares to ARYZTA pursuant to Clause 1.2 of this Scheme, ARYZTA shall (subject to the provisions of Clauses 2.3 and 2.4 of this Scheme) allot and issue as fully-paid 1 ARYZTA Share for each 2 Scheme Shares held by a Scheme Shareholder prior to the reduction that took place under clause 1.2.

2.2 No fractions of ARYZTA Shares will be issued but all fractions of ARYZTA Shares to which Scheme Shareholders would otherwise be entitled shall be aggregated and sold in the market after the Effective Date and the net proceeds of such sale shall be paid in cash (in euro) to the relevant Scheme Shareholders in accordance with what would have otherwise been their respective fractional entitlement.

2.3 The ARYZTA Shares to be issued pursuant to Clause 2.1 of the Scheme shall have the benefit of all dividends or distributions made, paid or declared after the Effective Date in accordance with the ARYZTA Articles and respective resolutions of the ARYZTA shareholders' meetings. ARYZTA Shares issued pursuant to Clause 2.1 of this Scheme shall be issued with the rights and subject to the restrictions set out in the ARYZTA Articles.

2.4 The provisions of Clause 2.1 of the Scheme shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any Scheme Shareholder who is a Restricted Overseas Person, ARYZTA is advised that the allotment and issue of ARYZTA Shares pursuant to Clause 2.1 of this Scheme may infringe the laws of any jurisdiction outside Ireland, the United Kingdom, or Switzerland or would require ARYZTA to observe any governmental or other requirement in relation to any registration, filing or other formality then ARYZTA may in its sole discretion determine that no ARYZTA Shares shall be allotted or issued to such Restricted Overseas Person under this Clause 2.5 of the Scheme, but shall instead be allotted to an Irish resident nominee appointed by ARYZTA for such Overseas Shareholder, either:

(a) on terms that the nominee shall hold the ARYZTA Shares subject to the instructions of such Restricted Overseas Person; or

(b) on terms that the nominee shall, as soon as reasonably practicable following the Effective Date, sell the ARYZTA Shares so allotted and issued at the best price which can reasonably be obtained at the time of sale and shall, within seven days after such sale, account for any proceeds of such sale (after the deduction of all expenses and commissions including any value added tax payable thereon and any other amounts which it is by law obliged to withhold) by delivering a cheque to the Restricted Overseas Person in accordance with the provisions of Clause 2.2 of this Scheme. In the absence of fraud or wilful deceit, neither ARYZTA nor the nominee shall be responsible for any loss or damage to any person arising from any transaction pursuant to this Clause 2.5(b) or for any alleged insufficiencies of any sale price or the timing of such sale.

3 ALLOTMENT AND ISSUE OF ARYZTA SHARES

It is intended that delivery of the ARYZTA Shares will be made in book entry form through SIS. ARYZTA Shares will not be issued in certificated form and will not be available for individual physical delivery. ARYZTA Shareholders may, however, at any time demand that ARYZTA issue a confirmation of such shareholder's shareholding. Further details on the form in which ARYZTA Shares may be held is contained in paragraph 16 of Part 2 of the Circular.

4 CERTIFICATES REPRESENTING SCHEME SHARES

With effect from and including the Effective Date, all certificates representing holdings of Scheme Shares shall cease to be valid in respect of such holdings and Shareholders shall at the request of IAWS return such certificates for cancellation to IAWS or to any person appointed by IAWS.

5 EFFECTIVE DATE

5.1 The Scheme shall become effective as soon as an office copy of the Court Order and a copy of the minute required by section 75 of the Act shall have been duly delivered by IAWS to the Companies Registration Office for registration and registered by it.

5.2 The Scheme is expected to become effective on or around 21 August 2008. Unless the Scheme shall have become effective on or before 31 October 2008, or such later date, if any, as IAWS and ARYZTA may, with the consent of the Panel (if required) agree and the Court may allow, it shall not proceed.

6 MODIFICATION

IAWS and ARYZTA may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or any condition which the Court may approve or impose.

7 COSTS

IAWS is authorised and permitted to pay all the costs and expenses incurred by it relating to the negotiation, preparation, approval and implementation of this Scheme.

8 GOVERNING LAW

The Scheme shall be governed by and construed in accordance with the laws of Ireland. The Scheme Shareholders hereby agree that the Court shall have exclusive jurisdiction to hear and determine any suit, action or proceeding or to settle any dispute which may arise in relation thereto.

Dated: 30 June 2008

PART 4.

CONDITIONS TO AND FURTHER TERMS OF THE ACQUISITION AND THE SCHEME

The Scheme complies with the Rules and, where relevant, the respective rules and regulations of the Irish Stock Exchange, the London Stock Exchange and the UK Listing Authority and is subject to the terms and conditions set out in this document. The Scheme is governed by the laws of Ireland and subject to the exclusive jurisdiction of the courts of Ireland, which exclusivity shall not limit the right to seek provisional or protective relief in the courts of another state during or after any substantive proceedings have been instituted in Ireland, nor shall it limit the right to bring enforcement proceedings in another state on foot of an Irish judgment.

1. The Scheme is conditional upon the Scheme becoming unconditional and becoming effective by no later than 31 October 2008, or such later date (if any) as ARYZTA and IAWS may, with the consent of the Panel (if required), agree and (if required) the Court may approve.

2. The Scheme will be conditional upon:

   (a) approval of the Scheme by a majority in number of the Scheme Shareholders present and voting and representing 75 per cent. or more in value of the Scheme Shares held by the Scheme Shareholders present and voting, either in person or by proxy, at the Court Meeting or at any adjournment of that meeting;

   (b) the EGM Resolutions being duly passed by the requisite majority at the EGM or at any adjournment of that meeting;

   (c) the Hiestand Merger having been approved at the Hiestand EGM and the only conditions to the Hiestand Merger becoming effective being:

      (i) the Scheme having been sanctioned by the Court and the delivery of an office copy of the Court Order to the Registrar of Companies; and

      (ii) the registration in the Swiss Commercial Register of the ARYZTA capital increase required for the allotment in favour of the Scheme Shareholders of the ARYZTA Shares, pursuant to the Merger.

   (d) the sanction (without modification or with modification) of the Scheme pursuant to Section 201 of the Act and the confirmation of the Reduction of Capital involved therein by the Court and:

      (i) the delivery of an office copy of the Court Order and the minute required by Section 75 of the Act in connection with the Reduction of Capital being delivered for registration to the Registrar of Companies; and

      (ii) the registration, in relation to the Reduction of Capital, of the Court Order by the Registrar of Companies.

   (e) the filing of an application for the listing of the Consideration Shares and compliance with all other requirements by ARYZTA under the listing rules of the Irish Stock Exchange to ensure that upon issuance of the Consideration Shares such shares shall have a primary listing on the Irish Stock Exchange;

   (f) the filing of an application for and the approval of the primary listing of the Consideration Shares on the SWX Swiss Exchange and compliance with all other requirements by ARYZTA under the listing rules of the SWX Swiss Exchange to ensure that upon issuance of the Consideration Shares such shares shall have a primary listing on the SWX Swiss Exchange;

3. In addition, ARYZTA and IAWS have agreed that the Scheme will be conditional upon the following matters and, accordingly, the necessary actions to make the Scheme effective will not be taken, unless such Conditions have been satisfied or waived on or before (i) the sanction of the Scheme by the Court pursuant to Section 201 of the Act in respect of conditions (a), (b), (c) or (f) below or (ii) the Effective Date in respect of conditions (d) or (e) below:

   (a) to the extent that Part 3 of the Irish Competition Act, 2002 (the "Irish Competition Act") is applicable, the occurrence of the first of the following to occur:

(i) the Irish Competition Authority (the "**Authority**") informing ARYZTA that it has determined, pursuant to Sections 21 or 22(3)(a) of the Irish Competition Act that the Merger may be put into effect;

(ii) the Authority making a conditional determination, pursuant to Section 22(3)(c) of the Irish Competition Act, in relation to the Merger on terms reasonably acceptable to IAWS and ARYZTA;

(iii) the period specified in Section 19(1)(c) of the Irish Competition Act elapsing without the Authority having informed IAWS and/or ARYZTA of the determination (if any) it has made under Section 21(2) (a) or (b) of the Irish Competition Act in relation to the Merger; and

(iv) the period specified in Section 19(1)(d) of the Irish Competition Act elapsing without the Authority having made a determination under Section 22 of the Irish Competition Act in relation to the Merger;

(b) to the extent that Section 39 of the German Act against Restraints of Competition (Gesetz gegen Wettbewerbsbeschrankungen, "GWB") is applicable;

(i) the German Federal Cartel Office (FCO) having notified IAWS and/or ARYZTA that the merger control procedure with respect to the Merger has been terminated because the requirements for a prohibition as laid down in Section 36(1) of the GWB are not fulfilled; or

(ii) the waiting period of one month from the submission of a complete notification to the FCO has expired without IAWS and/or ARYZTA having been notified by the FCO pursuant to Section 40(1) of the GWB that it intends to open an in-depth investigation (Hauptprufveerfahren) of the Merger; and

(iii) if it becomes apparent that the FCO will only adopt a clearance decision referred to in paragraphs (i) and (ii) above subject to certain conditions or obligations, such conditions and obligations having been offered with the prior mutual written consent of IAWS and ARYZTA;

(c) to the extent that Section III of the Polish Act of 16 February 2007 on the Protection of Competition and Consumers (Ustawa o ochronie konkurencji I konsumenow) (the "**Polish Act**") is applicable;

(i) the President of the Office for the Protection of Competition and Consumers (the "President of the OPCC") having issued a clearance decision under the provisions of the Polish Act giving consent to effect a concentration in connection with the Merger; or

(ii) the statutory time within which the President of the OPCC must issue such a clearance decision under the provisions of the Polish Act having expired; and

(iii) if it becomes apparent that the President of the OPCC will only adopt a clearance decision referred to in paragraphs (i) and (ii) above subject to certain conditions or obligations, such conditions and obligations having been offered with the prior mutual written consent of IAWS and/or ARYZTA.

(d) no central bank, government or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, including any national anti-trust or merger control authorities (provided however that this condition (d) shall not apply to the Authority, the FCO or the President of the OPCC the sole conditions in respect of which are set out in conditions (a) to (c) above), court, tribunal, environmental body, any analogous body whatsoever or tribunal in any jurisdiction or any person (each a "Third Party") having decided to take, institute or implement any action, proceeding, suit, investigation, enquiry or reference or having made, proposed or enacted any statute, regulation or order or having done or decided to do anything which would or would reasonably be expected to:

(i) make the Scheme or its implementation, or upon the Scheme becoming effective the resultant control of IAWS void, illegal or unenforceable under the laws of Ireland, or otherwise, directly or indirectly, restrain, revoke, prohibit, materially restrict or materially delay the same or impose additional or different conditions or obligations with respect thereto (except for conditions or obligations that would not be material (in value terms or otherwise) in the context of the IAWS Group taken as a whole), or otherwise challenge or interfere therewith (except where the result of such challenge or interference would not have, or would not reasonably be expected to have, a material adverse effect (in value terms or otherwise) on the IAWS Group taken as a whole);

(ii) except where the consequences thereof would not be material (in value terms or otherwise) in the context of the IAWS Group taken as a whole require the divestiture by any member of the IAWS Group of all or any portion of their respective businesses, assets (including, without limitation, the shares or securities of any other member of the IAWS Group) or property or (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the IAWS Group taken as a whole) impose any material limitation on the ability of any of them to conduct their respective businesses (or any of them) or own their respective assets or properties or any part thereof;

(iii) impose any limitation on or result in a material delay in the ability of ARYZTA to acquire, or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership of the Shares, or to exercise voting or management control over, IAWS or any subsidiary or subsidiary undertaking of IAWS which is material in the context of the IAWS Group taken as a whole (a "**Material Subsidiary**") or (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the IAWS Group taken as a whole) on the ability of any member of the IAWS Group to hold or exercise effectively, directly or indirectly, rights of ownership of shares (or the equivalent) in, or to exercise rights of voting or management control over, any member of the IAWS Group;

(iv) except where the consequences thereof would not be material (in value terms or otherwise) in the context of the IAWS Group taken as a whole, require ARYZTA or any member of the ARYZTA Group to acquire or offer to acquire any shares or other securities (or the equivalent) in, or any interest in any asset owned by, any member of the IAWS Group owned by any third party;

(v) except where the consequences thereof would not be material (in value terms or otherwise) in the context of the IAWS Group taken as a whole, result in any member of the IAWS Group ceasing to be able to carry on business in any jurisdiction in which it currently does so;

(vi) except where the consequences thereof would not be material (in value terms or otherwise) in the context of the IAWS Group taken as a whole, cause any member of the IAWS Group to cease to be entitled to any Authorisation (as defined in paragraph (e) below) used by it in the carrying on of its business.

(e) other than to the Authority, the FCO or the President of the OPCC all necessary notifications and filings having been made, all necessary waiting and other time periods (including any extensions thereof) under any applicable legislation or regulation of any appropriate jurisdiction having expired, lapsed or having been terminated (as appropriate) (save to an extent which would not be material (in value terms or otherwise) in the context of the IAWS Group taken as a whole) and all statutory or regulatory obligations in any appropriate jurisdiction having been complied with (save to an extent which would not be material (in value terms or otherwise) in the context of the IAWS Group taken as a whole), in each case, in connection with the Scheme or its implementation and all authorisations, orders, recognitions, grants, consents, clearances, confirmations, licences, permissions and approvals in Ireland ("**Authorisations**") having been obtained on terms and in a form reasonably satisfactory to IAWS and ARYZTA from all appropriate Third Parties (except where the consequence of the absence of any such Authorisation would not be material (in value terms or otherwise) in the context of the IAWS Group taken as a whole), all such Authorisations remaining in full force and effect, there being no notified intention to revoke or vary or not to renew the same at the time at which the Scheme becomes effective and all necessary statutory or regulatory obligations in Ireland having been complied with (except where the consequence thereof would not be material (in value terms or otherwise) in the context of the IAWS Group taken as a whole);

(f) The Scheme will lapse unless all of the conditions set out above have been fulfilled (or if capable of waiver) waived by 31 October 2008.

PART B: FURTHER TERMS OF THE SCHEME

1. ARYZTA reserves the right to effect the Acquisition by way of a takeover offer. In such event, such offer will be implemented in accordance with the Takeover Rules.

PART 5.

INFORMATION ON IAWS AND ARYZTA

A. General information relating to IAWS

Registered Number	—	132287
Registered Office	—	151 Thomas Street, Dublin 8
Date of Incorporation	—	25 May 1988
Place of Incorporation	—	Ireland
Directors	—	(1) Beatrice Dardis (2) Brian Davy (3) Denis Buckley (4) Denis Lucey (5) Hugo Kane (6) Noreen Hynes (7) Owen Killian (8) Patrick McEniff (9) Paul Wilkinson (10) William Murphy
Secretary	—	Pat Morrissey
Authorised Share Capital	—	EUR72,900,000 divided into 228,000,000 Ordinary Shares of €0.30 each and 15,000,000 Deferred Convertible Ordinary Shares of €0.30 each
Issued Share Capital	—	127,338,235 Ordinary Shares of €0.30 each and 3,580,000 Deferred Convertible Ordinary Shares of €0.30 each

B. General information relating to ARYZTA

Registered Number	—	CH-020.3.032.251-9
Registered Office	—	c/o Interhold AG, Othmarstrasse 8, 8008 Zurich
Date of Incorporation	—	4 April 2008
Place of Incorporation	—	Switzerland
Directors	—	Andreas Casutt[5] Philipp Haas[6] Owen Killian Denis Lucey Patrick McEniff
Secretary	—	Pat Morrissey
Authorised Share Capital	—	None
Issued Share Capital	—	CHF100,000 divided into 5,000,000 ordinary registered shares fully paid up with a nominal value of CHF0.02 each

5. Andreas Casutt is to resign as a director of ARYZTA immediately following the Merger becoming effective.
6. Philipp Haas is to resign as a director of ARYZTA immediately following the Merger becoming effective.

PART 6.

INFORMATION ON ARYZTA SHARES

The rights attached to ARYZTA Shares, as compared to the rights attaching to shares in an Irish incorporated company, are substantially the following:

Voting Rights

Under Irish law the voting rights attaching to shares are typically contained in a company's articles of association but in the absence of any such provisions each member is entitled to one vote in respect of each share held. Such vote may be exercised either in person or by validly appointed proxy. Certain actions required to be taken by a company will require the approval of its shareholders pursuant to an ordinary or special resolution with the type of resolution required dependent upon the action proposed to be taken. An ordinary resolution requires the approval of a majority of the votes cast by shareholders present and voting in person or in proxy at the meeting with a special resolution requiring the approval of seventy five per cent. of the votes cast by shareholders present and voting.

The ARYZTA Articles provide that each share is entitled to one vote at a shareholders' meeting. The ARYZTA Articles further provide that the voting rights may only be exercised by the holder of the shares as recorded in ARYZTA's share register. Proxies of shareholders are entitled to attend shareholders' meetings and exercise all rights of the shareholders who they are representing at such meeting.

The shareholders' meeting passes resolutions and carries out elections by way of an absolute majority of voting rights represented, save to the extent that Swiss law or the ARYZTA Articles provides otherwise.

In general, ordinary resolutions must be approved by at least a majority of the voting rights represented at a shareholders' meeting. Such a majority is required for all resolutions, examples of which are provided below, except where mandatory law or the ARYZTA Articles require a Qualified Majority Vote (as defined below):

- to adopt and amend the articles of association;
- to elect and/or reappoint the members of the Board of Directors and the Auditors;
- to approve the annual report and the annual accounts as well as to pass resolutions regarding the allocation of profits as shown on the balance sheet, and in particular to determine the amount of dividends payable;
- to sanction the action of the Board of Directors with respect to their actions (which are known to the shareholders) taken during the preceding financial year, the effect of which will be to prevent a shareholder who did not vote against such a resolution from bringing a directors liability claim against any of the directors;
- to pass resolutions regarding issues which are reserved to the shareholders' general meeting by law or by the ARYZTA Articles or which are presented to it for consideration by the Board of Directors.

A resolution of the shareholders' meeting passed by at least two thirds of the voting rights represented at the meeting and representing an absolute majority of the par value of the shares represented at the meeting (**"Qualified Majority Vote"**) is required for the following extraordinary matters:

- an alteration of the purpose(s) of the company;
- the creation of shares with increased voting rights;
- the implementation of restrictions on the transfer of registered shares and the removal of such restrictions;
- the authorised or conditional increase of the share capital;
- the increase of the share capital out of equity, against contribution in kind, or for the purpose of an acquisition of assets and the granting of special benefits;
- the restriction or suspension of pre-emptive rights;
- a change of the domicile of the company;

- the dissolution of the company;
- the conversion of registered shares into bearer shares;
- certain matters referred to in the Merger Act;
- any change to the matters referred to above.

As the ARYZTA Articles provide that each share carries one vote, ARYZTA may, by amendment of its articles of association, issue shares with a lower par value, thereby creating a special class of shares with privileged voting rights. The par value of such shares may not be less than 10 per cent. of the par value of the issued common shares. If shares with privileged voting rights are to be issued and/or pre-emption rights of existing shareholders with respect to the issuance of such shares are to be waived or restricted, the respective resolutions are subject to a Qualified Majority Vote at a general meeting of shareholders.

Pre-emptive Rights

Under Irish law an Irish company is not permitted to allot shares in the capital of a company whose participation in the property/assets of the company on a distribution or winding up are not subject to a specified limit ("**Equity Shares**") for cash unless such shares are first offered to existing shareholders of the company on a proportional basis to their existing holding. Any disapplication of such statutory pre-emption right requires a special resolution of shareholders (i.e. 75 per cent. of the votes cast).

According to the Swiss Code of Obligations, the issuance of (i) voting or non-voting shares, or (ii) bonds or similar debt instruments, which are connected with conversion or option rights is subject to prior approval of shareholders at a shareholders' meeting. In addition, such securities must first be offered to the existing equity shareholders in proportion to the respective nominal values of their holdings. Shareholders may, in general meeting, but only for valid reasons and subject to a Qualified Majority Vote, withdraw or restrict such pre-emption rights or authorise the board of directors of the company to do so. Valid reasons for the withdrawal of pre-emptive rights are, in particular, the takeover of an enterprise, or parts thereof, the acquisition of participations, and the creation of shares for employee participation in the company. No shareholder may be advantaged or disadvantaged by such withdrawal without valid reason.

Dividend Rights

Under Irish law, a member of a company has no automatic right to receive a dividend but once declared due and payable a dividend becomes a debt owing to the shareholder from the company. A board of directors of a company may declare an interim dividend but a final dividend requires the approval of shareholders in general meeting.

Under Swiss law, the board of directors may propose that a dividend be paid out, but cannot resolve to pay a dividend itself. Only the ordinary general meeting of shareholders can resolve to pay a dividend. Consequently, Swiss law does not provide for the payment of interim dividends. Dividends may only be paid out of the audited balance sheet profit or out of reserves created for this purpose. Payments out of share capital are not allowed and interest may not be paid on the share capital. In this respect, the share capital includes share premiums (ie the excess of the consideration for the issue of shares over the aggregate nominal share capital, if any).

Prior to the distribution of dividends, 5 per cent. of the annual profits must be allocated to the general reserve until the amount of general reserves has reached 20 per cent. of the paid-in nominal share capital. The articles of association can provide for a higher general reserve or for the creation of further reserves setting forth their purpose and use. The ARYZTA Articles do not provide for such additional reserves.

ARYZTA's first annual accounts shall be made up to 31 July 2009. The annual (ordinary) general meeting must be held within six months following the end of a financial year for the purpose of approving the annual financial statements and the annual report. Consequently, the first dividends attached to the ARYZTA Shares, if any, are expected to be declared in respect of the financial year ended 31 July 2009. ARYZTA dividends will be declared in Swiss Francs and paid in Euro and Swiss Francs.

Information Rights

Under Irish law a member of an Irish incorporated company has certain statutory rights to information which cannot be disapplied by the company's articles of association. In addition, a member has a right to inspect the company's share register.

Under Swiss law a company is obliged to keep a share register of registered shares in which the owners and usufructuaries shall be entered with names and addresses. Usufructuaries are not the legal owners of such shares but have the right to vote and dividend rights with respect to such shares. Such shareholding arrangements are common in Swiss companies. Shareholders have a right to inspect the share register only with regard to their own shareholdings and otherwise only to the extent necessary for exercising their shareholder rights. No other person has a right to inspect the share register. No share register is required to be kept with regard to bearer shares.

The company books and correspondence of a Swiss company may only be inspected with the express authorisation of the shareholders' meeting or by resolution of the board of directors and subject to the protection of business secrets.

At a general meeting of shareholders, any shareholder is entitled to request information from the board of directors concerning the business of the company. Shareholders may also question the auditors with regard to the audit of the company. The board of directors and the auditors, respectively, have to answer shareholders' questions to the extent necessary for the exercise of shareholders' rights and subject to a requirement to safeguard business secrets or other material interests of the company.

In addition, if the shareholders' inspection and information rights prove to be insufficient, each shareholder may propose to the shareholders' meeting that specific facts be examined by a special commissioner in a special inspection. If the shareholders' meeting approves the proposal, the company or any shareholder may, within thirty days from the shareholders' meeting, request the court in the canton in which the company is domiciled to appoint a special commissioner. If the shareholders' meeting rejects the request, one or more shareholders representing at least 10 per cent. of the share capital or shares having an aggregate nominal value of at least CHF 2 million may request that the court appoint a special commissioner. The court will issue such order if the petitioners can prima facie show that the board of directors, any member thereof or an officer of the company infringed the law or the articles of association and damaged the company or the shareholders. The costs of the investigation are generally allocated to the company and only in exceptional cases to the petitioner(s).

Under Swiss law, notice of a shareholder meeting must be accompanied by: (i) the items on the agenda; and (ii) the proposals of the board of directors or the proposals of the shareholders who have requested the holding of a general meeting or the inclusion of an item in the agenda. If the company proposes to the shareholders that a member of its corporate body, typically the chairman of the meeting, acts as proxy for a general meeting of shareholders, it shall also designate an independent person who may be mandated as a proxy by the shareholders. No later than 20 days prior to the ordinary general meeting of shareholders, the annual business report and the auditor's report must be made available for inspection at the company's registered office. Any shareholder may request that a copy of these documents be immediately sent to him. Furthermore, any shareholder has the right to inspect the minutes of general meetings and resolutions voted on at those meetings.

Right to call a shareholders' meeting and to put items in the agenda

Under Irish law shareholders holding a minimum of 10 per cent of the issued share capital of the company may requisition the directors to convene a general meeting of the company and the directors may not refuse such requisition.

Under Swiss law, one or more shareholders representing together at least 10 per cent of share capital may request the calling of a general meeting. Shareholders representing shares with an aggregate nominal value of at least one million Swiss francs may request that a specific item be put on the agenda of the general shareholders' meeting.

The ARYZTA Articles provide that extraordinary general meetings shall be convened by the ARYZTA Board within 2 months if shareholders representing at least 10 per cent of the share capital request such meeting in writing, setting forth the items to be discussed and the proposals to be decided upon. Shareholders who together hold at least 10 per cent of the issued share capital of ARYZTA may demand that certain items be put on the agenda. Such demands shall be in writing and shall specify the items and the proposals. They have to be submitted to the Chairman of the company at least 45 days before the date of the general meeting.

Legal actions pertaining to shareholders

A minority shareholder in an Irish company will only in very limited circumstances have a right to bring a case in his own name on behalf of the company as the Irish courts will apply the principle that the proper person to bring an action in relation to an alleged wrong against the company is the company itself as a legal entity rather than any individual shareholder.

Under Swiss law, each shareholder is entitled to file an action for damage caused to the company. If the shareholder, based upon the factual and legal situation, had sufficient cause to file an action, the judge has discretion to divide the costs incurred between the plaintiff and the company.

Furthermore, the board of directors and any shareholder may, within two months after the general meeting of shareholders, take legal action against a Swiss company to challenge resolutions of the general meeting of shareholders which violate the law or the articles of incorporation. In particular, resolutions are challengeable which:

1. withdraw or limit shareholders' rights thereby violating the law or the articles of incorporation;
2. withdraw or limit shareholders' rights without proper reason;
3. discriminate against or disadvantage shareholders in a manner not justified by the objects of the company purpose;
4. withdraw the business purpose profit orientation of the company without the consent of all shareholders.

A judgment annulling a resolution of the general meeting is binding both in favour of and against all shareholders.

Pursuant to art. 736 section 4 of the Swiss Code of Obligations, a Swiss company is dissolved by decision of the judge if shareholders holding together at least 10 per cent. of the issued share capital request dissolution for valid reasons. Instead of dissolution, the judge may decide on another appropriate solution in the circumstances and acceptable to the interested parties. However, it is unclear what "other appropriate solution" a court may impose as there is no existing judicial precedent in this regard. In addition, it is unlikely that a listed company such as ARYZTA would be dissolved based on art. 736 section 4 CO since a shareholder of a listed company always has the option to sell its shares.

Rights on Winding Up

On a solvent liquidation of a Swiss company (ie where a company is able to pay its debts as they fall due), once the creditors and expenses of the liquidator have been paid, shareholders are entitled to receive the amount paid up on the shares held by them and any surplus is distributed among shareholders in proportion to their shareholding interests, unless the articles of association provide otherwise. In the case of an insolvent liquidation (ie where the company is unable to pay its debts as they fall due) its shareholders will have no obligation to contribute to any outstanding debts of the company other than an obligation to contribute to the company any amount unpaid in respect of shares held by them.

The same rights apply under Irish law.

PART 7.

INFORMATION ON HIESTAND MERGER

The Hiestand Merger will be effected pursuant to the Business Combination Agreement and Hiestand Merger Agreement. Under the Business Combination Agreement, Hiestand together with IAWS and ARYZTA have agreed to combine their companies in a process in which ARYZTA shall acquire all the shares in IAWS under the Scheme contemporaneously with the Hiestand Merger. This agreement sets out the basis upon which the contemplated transactions are to be implemented.

Under the Hiestand Merger Agreement, ARYZTA, acting as acquiring company, shall absorb Hiestand, acting as transferring company. Hiestand Shareholders, except for IAWS or any subsidiaries of IAWS holding Hiestand Shares, shall receive ARYZTA Shares contemporaneously with the Scheme becoming effective and the listing of ARYZTA on the Irish Stock Exchange and the SWX Swiss Exchange. The value of the ARYZTA Shares to be issued to Hiestand Shareholders (other than IAWS or any subsidiary of IAWS) will comply with the minimum price requirement under the Swiss Stock Exchange Act.

The Hiestand Merger is subject to the following conditions: (a) receipt of the Competition Approvals, (b) shareholder approval, by the relevant shareholder threshold, at the general meetings of ARYZTA and Hiestand, (c) sanction of the Scheme by the Court, (d) approval of the listing of the ARYZTA Shares on the Irish Stock Exchange and the SWX Swiss Exchange and (e) the passing of certain resolutions by ARYZTA at the ARYZTA EGM.

The Hiestand Merger Agreement terminates if the Merger and the Scheme are not completed by October 31 2008.

During the thirty day period prior to the Hiestand and ARYZTA EGMs, the Hiestand and ARYZTA Shareholders shall be entitled to review the Hiestand Merger Agreement, the merger report prepared by the Boards of Hiestand and ARYZTA, the merger review prepared by KPMG AG, Badenerstrasse 172, CH-8004 Zurich, Switzerland (being the auditor of Hiestand) and the financial statements of Hiestand for the last three years preceding the Merger. These documents are made available for the purpose of providing all necessary information to Hiestand and ARYZTA shareholders under Swiss law.

The Hiestand Shareholders must approve the Hiestand Merger by resolution at the Hiestand EGM passed by at least two thirds of the votes present at the Hiestand EGM representing a majority of the par value of the Hiestand Shares held by the Hiestand Shareholders voting at the Hiestand EGM. ARYZTA Shareholders must also approve the Hiestand Merger Agreement as well as resolve to increase ARYZTA share capital upon consummation of the Merger from CHF 1,541,610.48 by CHF 37,198.72 to CHF 1,578,809.20 through the issue of 1,859,936 registered shares with a par value of CHF 0.02 each. Hiestand Shares shall be exchanged for ARYZTA Shares so that Hiestand Shareholders (other than IAWS or any subsidiary of IAWS) will receive thirty six ARYZTA Shares for each Hiestand Share held by them. ARYZTA will facilitate this exchange by the repurchase of 4,999,900 treasury shares which it will buy back from IAWS prior to the completion of the Scheme and the issue of the new ARYZTA Shares created pursuant to the capital increase. The Merger shall be deemed to be consummated as soon as the relevant entries in the commercial register have been made. The applications for the commercial register entries shall be made no later than either two Business Days following the approval of the Hiestand Merger at the Hiestand EGM and the ARYZTA EGM or if not all of the conditions referred to above have been met or waived at that time, not later than ten Business Days after fulfilment of the last condition which has been not fulfilled or waived where possible.

Unaudited pro forma condensed financial information in relation to the Enlarged Group following completion of the Hiestand Merger and the Scheme is contained at Part 8 Section C of this document.

PART 8.

A. FINANCIAL INFORMATION RELATING TO ARYZTA

ARYZTA is a Swiss incorporated company which was incorporated under the name of ANPHI Holding AG on 4 April 2008. Details of the directors of ARYZTA are contained at Part 5. ARYZTA has not traded since the date of its incorporation nor has it entered into any obligations other than in connection with the Scheme and further details of such obligations are contained in paragraph 6(a) of Part 9 of this document.

The financial statements on the Company will be presented in euro, which is the functional currency of the Company.

Transactions in currencies different to the functional currency of operations are recorded at the rate of exchange ruling at the date of the transaction. Monetary assets and monetary liabilities denominated in foreign currencies are retranslated into the functional currency at the rate of exchange at the balance sheet date. All translation differences are taken to the income statement.

At the date of incorporation, being 4 April 2008, the authorised share capital was 100,000 registered shares of CHF1.00 each, of which 100,000 registered shares were fully paid. The Company recorded the shares and the cash subscribed for those shares using the euro: CHF exchange rate on that date of CHF1.00 : €0.632. This resulted in a cash balance and issued share capital balance of €63,200 on incorporation.

The Company's cash is held in a Swiss franc bank account. Recording the euro value of the cash at 31 May 2008 using an exchange rate of CHF1.00 : €0.615 (being the exchange rate applicable on that date) gives a cash balance of €61,500. The resultant unrealised exchange loss due to movements in the Swiss franc to euro exchange rate, totalling €1,700, would be recorded as a finance expense in the income statement.

On 10 June 2008 ANPHI Holding AG changed its name to ARYZTA AG and the authorised share capital was sub divided into 5 million registered shares of CHF0.02 each.

PART 8.

B. FINANCIAL INFORMATION RELATING TO IAWS GROUP PLC

This Part 8 Section B contains:

- Section I: Unaudited consolidated interim results relating to IAWS for the six months ended 31 January 2008.
- Section II: Historical consolidated financial information relating to IAWS for the two years ended 31 July 2007.
- Section III: Historical consolidated financial information relating to IAWS for the two years ended 31 July 2006.

SECTION I

UNAUDITED CONSOLIDATED INTERIM RESULTS RELATING TO IAWS GROUP PLC FOR THE SIX MONTHS ENDED 31 JANUARY 2008

The financial information presented in this Part 8 Section B Subsection I, has been extracted without material adjustment from pages 7 to 20 of the Interim Results Announcement of IAWS Group plc. The financial information has been prepared in accordance with the accounting policies set out in the IAWS Group plc consolidated financial statements for the year ended 31 July 2007 which were prepared in accordance with International Financial Reporting Standards as endorsed by the European Commission. The Interim Results Announcement of IAWS Group plc was published on 10 March 2008.

IAWS Group plc

Consolidated interim income statement
for the six months ended 31 January 2008

	Six months ended 31 January 2008 €'000 (Unaudited)	*Six months ended 31 January 2007 €'000 (Unaudited)*	*Year ended 31 July 2007 €'000 (Audited)*
Revenue	1,127,473	838,456	1,907,619
Cost of sales	(842,277)	(645,611)	(1,416,507)
Gross profit	285,196	192,845	491,112
Distribution, administration and other expenses	(202,987)	(135,503)	(344,664)
Operating profit before amortisation and exceptional items	82,209	57,342	146,448
Intangible amortisation	(9,241)	(6,757)	(15,927)
Exceptional items	—	—	22,732
Operating profit	72,968	50,585	153,253
Share of profit of associates and joint venture	13,382	12,998	26,656
Profit before financing costs	86,350	63,583	179,909
Financing costs	(17,132)	(14,297)	(30,099)
Profit before tax	69,218	49,286	149,810
Income tax	(10,262)	(6,491)	(26,337)
Profit for the period	58,956	42,795	123,473

	Six months ended 31 January 2008 €'000 (Unaudited)	Six months ended 31 January 2007 €'000 (Unaudited)	Year ended 31 July 2007 €'000 (Audited)
Attributable as follows:			
Equity shareholders	55,658	42,664	122,995
Minority interest	3,298	131	478
	58,956	42,795	123,473
Earnings per share for the period			
Basic – adjusted			
Excluding amortisation and exceptional items	49.08c	37.62c	95.34c
Diluted – adjusted			
Excluding amortisation and exceptional items	48.37c	37.15c	94.17c
Basic			
Including amortisation and exceptional items	43.83c	33.78c	97.22c
Diluted			
Including amortisation and exceptional items	43.18c	33.36c	96.04c
Dividend per ordinary share	8.64c	7.51c	15.31c

Consolidated interim balance sheet
as at 31 January 2008

	31 January 2008 €'000 (Unaudited)	*31 January 2007 €'000 (Unaudited)*	*31 July 2007 €'000 (Audited)*
ASSETS			
Non current assets			
Property, plant and equipment	427,151	349,679	356,493
Investment properties	192,418	—	165,473
Goodwill	529,846	563,226	531,340
Intangible assets	274,585	273,203	253,141
Investments in associates and joint venture	160,399	160,720	169,005
Other investments	201	206	204
Deferred tax assets	16,090	8,713	14,689
Total non current assets	1,600,690	1,355,747	1,490,345
Current assets			
Inventory	194,194	143,137	137,646
Trade and other receivables	280,923	244,077	240,451
Derivative financial instruments	—	1,789	734
Cash and cash equivalents	138,476	107,841	86,059
Total current assets	613,593	496,844	464,890
TOTAL ASSETS	2,214,283	1,852,591	1,955,235

	31 January 2008 €'000 (Unaudited)	31 January 2007 €'000 (Unaudited)	31 July 2007 €'000 (Audited)
EQUITY			
Called up share capital	39,169	37,941	38,174
Share premium	57,956	54,022	57,001
Retained earnings and other reserves	650,224	437,927	620,922
Total equity attributable to equity shareholders of parent	747,349	529,890	716,097
Minority interest	53,840	2,705	50,631
TOTAL EQUITY	801,189	532,595	766,728
LIABILITIES			
Non current liabilities			
Interest bearing loans and borrowings	680,436	422,112	527,684
Employee benefits	24,023	9,666	8,705
Deferred government grants	4,281	2,919	2,929
Other payables	488	1,181	350
Deferred tax liabilities	148,369	136,125	147,041
Provisions	49,013	46,844	45,089
Total non current liabilities	906,610	618,847	731,798
Current liabilities			
Interest bearing borrowings	40,888	375,039	37,958
Trade and other payables	417,071	304,644	383,065
Corporation tax payable	39,429	20,522	31,741
Derivative financial instruments	4,302	944	3,945
Provisions	4,794	—	—
Total current liabilities	506,484	701,149	456,709
TOTAL LIABILITIES	1,413,094	1,319,996	1,188,507
TOTAL LIABILITIES AND EQUITY	2,214,283	1,852,591	1,955,235

Consolidated interim cash flow statement
for the six months ended 31 January 2008

	Six months ended 31 January 2008 €'000 (Unaudited)	*Six months ended 31 January 2007 €'000 (Unaudited)*	*Year ended 31 July 2007 €'000 (Audited)*
Cash flows from operating activities			
Profit before tax	69,218	49,286	149,810
Financing costs, net	17,132	14,297	30,099
Share of profits of associates and joint venture	(13,382)	(12,998)	(26,656)
Depreciation of property, plant and equipment	16,617	15,755	33,451
Amortisation of intangible assets	9,241	6,757	15,927
Amortisation of government grants	(82)	(91)	(79)
Employee share-based payment charge	5,827	1,317	6,007
Exceptional items	—	—	(22,732)
Other	—	476	(1,836)
Operating profit before changes in working capital	104,571	74,799	183,991
Increase in inventory	(52,293)	(24,569)	(22,740)
(Increase)/decrease in trade and other receivables	(33,131)	18,863	14,241
Increase/(decrease) in trade and other payables	36,355	(46,983)	11,814
Cash generated from operating activities	55,502	22,110	187,306
Interest paid	(15,799)	(12,710)	(29,547)
Income tax paid	(4,863)	(2,845)	(9,371)
Net cash from operating activities	34,840	6,555	148,388

	Six months ended 31 January 2008 €'000 (Unaudited)	Six months ended 31 January 2007 €'000 (Unaudited)	Year ended 31 July 2007 €'000 (Audited)
Cash flows from investing activities			
Proceeds from sale of property, plant and equipment	156	203	1,912
Purchase of property, plant and equipment			
— Ongoing	(7,126)	(5,730)	(11,710)
— New investments	(58,550)	(32,216)	(89,007)
Purchase of investment properties	(12,945)	—	—
Acquisition of subsidiaries, businesses and associates, net of cash acquired	(54,689)	(463,378)	(442,449)
Proceeds from disposal of business	—	—	1,031
Purchase of intangible assets	—	—	(12,984)
Cash received on dilution of Origin Enterprises plc, net	—	—	97,521
Insurance proceeds, net	—	—	6,118
Dividends received	8,377	7,928	18,000
Purchase of minority interest	—	(951)	(857)
Deferred consideration paid	(1,000)	(2,109)	(3,571)
Other	—	—	5
Net cash flow from investing activities	(125,777)	(496,253)	(435,991)
Cash flows from financing activities			
Proceeds from issue of share capital	1,950	2,208	5,420
Drawdown of loan capital	142,819	499,659	277,528
Capital element of finance lease liabilities	(410)	(181)	(363)
Equity dividends paid	—	—	(18,089)
Receipt from derivative financial instrument	—	—	1,343
Net cash flow from financing activities	144,359	501,686	265,839
Net increase in cash and cash equivalents	53,422	11,988	(21,764)
Translation adjustment	(3,927)	1,034	470
Cash and cash equivalents at start of period	48,504	69,798	69,798
Cash and cash equivalents at end of period	97,999	82,820	48,504

Consolidated interim statement of changes in equity
for the six months ended 31 January 2008

	Six months ended 31 January 2008 €'000 (Unaudited)	*Six months ended 31 January 2007 €'000 (Unaudited)*	*Year ended 31 July 2007 €'000 (Audited)*
At beginning of period	766,728	480,736	480,736
Changes in equity for the period			
Foreign exchange translation adjustment	(36,869)	4,859	(4,063)
Group defined benefit schemes	(13,709)	100	12,594
Deferred tax on defined benefit pension scheme	1,774	240	(1,095)
Losses relating to cash flow hedges	(1,413)	773	(1,952)
Deferred tax effect of cash flow hedges	(171)	—	712
Revaluation of investment properties	—	—	140,129
Deferred tax on revaluation of investment properties	—	—	(25,502)
Profit for the period attributable to equity holders	58,956	42,795	123,473
Net revaluation of previously held interest in associate	18,116	—	—
Share of associates' other reserve movements	—	(97)	1,684
Total recognised income and expense	26,684	48,670	245,980
Total recognised income and expense attributable to minority interests	(3,209)	(131)	(1,047)
Total recognised income and expense attributable to equity shareholders	23,475	48,539	244,933
Issue of shares	1,950	2,208	5,420
Increase in employee share-based payments reserve	5,827	1,317	6,007
Dividends paid	—	—	(18,089)
Total changes in equity attributable to equity shareholders	31,252	52,064	238,271
Movement in minority interest	3,209	(205)	47,721
Total change in equity for the period	34,461	51,859	285,992
At end of period	801,189	532,595	766,728

Notes to the consolidated interim financial information
for the six months ended 31 January 2008

1 International Financial Reporting Standards

Basis of preparation

The interim financial information has been prepared in accordance with the accounting policies set out in the Group's consolidated financial statements for the year ended 31 July 2007 which were prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Commission.

The consolidated interim financial information is presented in euro, rounded to the nearest thousand, which is the functional currency of the parent and majority of the Group's operations.

2 Segment information

(a) Segmental revenue and result

	FOOD – EUROPE			*FOOD – NORTH AMERICA*			*ORIGIN*			*TOTAL*		
	6 months ended 31/01/08 €'000	*6 months ended 31/01/07 €'000*	*Year ended 31/07/07 €'000*	*6 months ended 31/01/08 €'000*	*6 months ended 31/01/07 €'000*	*Year ended 31/07/07 €'000*	*6 months ended 31/01/08 €'000*	*6 months ended 31/01/07 €'000*	*Year ended 31/07/07 €'000*	*6 months ended 31/01/08 €'000*	*6 months ended 31/01/07 €'000*	*Year ended 31/07/07 €'000*
Segment revenue	351,447	317,839	649,125	229,614	145,693	369,131	546,412	374,924	889,363	1,127,473	838,456	1,907,619
Profit from operations before amortisation and exceptional items	34,726	30,948	66,576	27,242	14,538	41,745	20,241	11,856	38,127	82,209	57,342	146,448
Intangible amortisation	(3,589)	(3,425)	(6,882)	(4,865)	(2,970)	(8,248)	(787)	(362)	(797)	(9,241)	(6,757)	(15,927)
Exceptional items	—	—	(3,683)	—	—	(2,783)	—	—	1,146	—	—	(5,320)
Exceptional items, unallocated	—	—	—	—	—	—	—	—	—	—	—	28,052
Operating profit	31,137	27,523	56,011	22,377	11,568	30,714	19,454	11,494	38,476	72,968	50,585	153,253
Share of profit of associates and joint venture	4,784	4,012	7,209	7,656	7,166	15,773	942	1,820	3,674	13,382	12,998	26,656
Profit before financing costs	35,921	31,535	63,220	30,033	18,734	46,487	20,396	13,314	42,150	86,350	63,583	179,909

(b) Segmental assets

	FOOD – EUROPE			*FOOD – NORTH AMERICA*			*ORIGIN*			*TOTAL*		
	31/01/08 €'000	*31/01/07 €'000*	*31/07/07 €'000*	*31/01/08 €'000*	*31/01/07 €'000*	*31/07/07 €'000*	*31/01/08 €'000*	*31/01/07 €'000*	*31/07/07 €'000*	*31/01/08 €'000*	*31/01/07 €'000*	*31/07/07 €'000*
Segment assets excluding investments in associates and joint venture	656,333	521,771	565,040	668,001	770,952	715,193	574,783	280,599	404,311	1,899,117	1,573,322	1,684,544
Investments in associates and joint venture	82,428	78,571	77,777	62,481	60,776	64,707	15,490	21,373	26,521	160,399	160,720	169,005
Segment assets	738,761	600,342	642,817	730,482	831,728	779,900	590,273	301,972	430,832	2,059,516	1,734,042	1,853,549
Reconciliation to total assets as reported in Group balance sheet												
Listed investments										201	206	204
Derivative financial instruments										—	1,789	734
Cash and cash equivalents										138,476	107,841	86,059
Deferred tax assets										16,090	8,713	14,689
Total assets as reported in Group balance sheet										2,214,283	1,852,591	1,955,235

(c) Segmental liabilities

	FOOD – EUROPE			*FOOD – NORTH AMERICA*			*ORIGIN*			*TOTAL*		
	31/01/08 €'000	*31/01/07 €'000*	*31/07/07 €'000*	*31/01/08 €'000*	*31/01/07 €'000*	*31/07/07 €'000*	*31/01/08 €'000*	*31/01/07 €'000*	*31/07/07 €'000*	*31/01/08 €'000*	*31/01/07 €'000*	*31/07/07 €'000*
Segment liabilities	213,424	181,184	203,768	106,313	80,489	104,899	179,933	103,581	131,471	499,670	365,254	440,138
Reconciliation to total liabilities as reported in Group balance sheet												
Interest bearing loans and borrowings										721,324	797,151	565,642
Derivative financial instruments										4,302	944	3,945
Income tax and deferred tax liabilities										187,798	156,647	178,782
Total liabilities as reported in Group balance sheet										1,413,094	1,319,996	1,188,507

3 Earnings per share

	6 months ended 31/01/08 €'000	*6 months ended 31/01/07* €'000	*Year ended 31/07/07* €'000	*6 months ended 31/01/08 EPS (cent)*	*6 months ended 31/01/07 EPS (cent)*	*Year ended 31/07/07 EPS (cent)*
Basic						
Profit for the financial year	55,658	42,664	122,995	43.83	33.78	97.22
Amortisation of intangible assets	9,241	6,757	15,927	7.28	5.35	12.59
Amortisation of related deferred tax liability	(2,576)	(1,901)	(4,406)	(2.03)	(1.51)	(3.48)
Exceptional items, net of tax	—	—	(13,909)	—	—	(10.99)
Adjusted earnings per share	62,323	47,520	120,607	49.08	37.62	95.34
Diluted						
Profit for the financial year	55,658	42,664	122,995	43.40	33.36	96.06
Dilutive effect of equity entitlements in Origin on profit for the financial year	(282)	—	(31)	(0.22)	—	(0.02)
Diluted earnings per share	55,376	42,664	122,964	43.18	33.36	96.04
Amortisation of intangible assets	9,241	6,757	15,927	7.21	5.28	12.44
Amortisation of related deferred tax liability	(2,576)	(1,901)	(4,406)	(2.01)	(1.49)	(3.44)
Exceptional items, net of tax	—	—	(13,909)	—	—	(10.87)
Additional dilutive effect of equity entitlements in Origin on adjusted profit for the financial year	(17)	—	—	(0.01)	—	—
Adjusted earnings per share	62,024	47,520	120,576	48.37	37.15	94.17

The calculation of earnings per share is based on the weighted average number of shares in issue during the period of 126,995,921 (*31 January 2007: 126,281,140*). The weighted average number of shares used in the calculation of diluted earnings per share is 128,254,223 (*31 January 2007:* 127,901,501).

4 Acquisitions

During the period, Origin completed the acquisition of the remaining 50% interest in the Odlum Group ("Odlums") that it did not previously own. On 1 February 2008, Origin also acquired Masstock Group Holdings Limited, a leading provider of integrated agronomy services in the UK.

During the year, Food Europe also acquired interests in complementary Lifestyle Foods businesses which do not have a material affect on the results of the Group.

5 Dividends

The Board has approved an interim dividend of 8.64c per share, an increase of 15 per cent on the 2007 interim dividend of 7.51c. It will be paid on 21 April 2008 to shareholders on the register on 11 April 2008.

6 Effect of exceptional items

	Six months ended 31 January 2008 €'000	*Six months ended 31 January 2007 €'000*	*Year ended 31 July 2007 €'000*
Adjusted operating profit			
Operating profit before financing	86,350	63,583	179,909
Intangible amortisation	9,241	6,757	15,927
Exceptional items	—	—	(22,732)
Adjusted operating profit before financing and exceptional items	95,591	70,340	173,104
Adjusted profit before tax			
Profit before tax	69,218	49,286	149,810
Intangible amortisation	9,241	6,757	15,927
Exceptional items	—	—	(22,732)
Adjusted profit before tax and exceptional items	78,459	56,043	143,005

7 Analysis of net debt

	31 July 2007 €'000	*Cashflow €'000*	*Arising on Acquisition €'000*	*Amortisation of loan costs €'000*	*Exchange Adjustment €'000*	*31 January 2008 €'000*
Cash	86,059	57,800	—	—	(5,383)	138,476
Overdrafts	(37,555)	(4,378)	—	—	1,456	(40,477)
Cash and cash equivalents	48,504	53,422	—	—	(3,927)	97,999
Loans	(525,502)	(142,819)	(30,772)	(364)	21,738	(677,719)
Finance leases:						
Current	(403)	418	(426)	—	—	(411)
Non-current	(2,182)	(8)	(527)	—	—	(2,717)
Net debt	(479,583)	(88,987)	(31,725)	(364)	17,811	(582,848)

IAWS Group plc

Statement of the directors in respect of the half year interim results

We confirm our responsibility for the half year interim results and that to the best of our knowledge:

- The condensed set of financial statements comprising the consolidated interim income statement, the consolidated interim balance sheet, the consolidated interim cash flow statement, the consolidated interim statement of changes in equity and the related notes have been prepared in accordance with IAS 34, *Interim Financial Reporting* as adopted by the EU;
- The review of operations includes a fair review of the information by:
  - (a) *Regulation 7(2) of the Transparency (Directive 2004/109/EC) Regulations 2007*, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and
  - (b) *Regulation 7(3) of the Transparency (Directive 2004/109/EC) Regulations 2007*, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last annual report that could do so.

The Group's auditor has not reviewed these half year interim results.

On behalf of the Board

10 March 2008

Owen Killian
Chief Executive Officer

Patrick McEniff
Chief Financial Officer

SECTION II

HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO IAWS GROUP PLC FOR THE TWO YEARS ENDED 31 JULY 2007

The financial information presented in this Part 8 Section B Subsection II, has been extracted without material adjustment from pages 35 to 93 of the Annual Report and Accounts for 2007 of IAWS Group plc. The financial information has been prepared in accordance with International Financial Reporting Standards and their interpretations issued by the International Accounting Standards Board as adopted by the European Union. The Annual Report and Accounts of IAWS Group plc were published on 24 September 2007.

Group income statement
for the year ended 31 July 2007

	Notes	*Pre-exceptional 2007 €'000*	*Exceptional 2007 €'000*	*Total 2007 €'000*	*Pre-exceptional 2006 €'000*	*Exceptional 2006 €'000*	*Total 2006 €'000*
Revenue	1	1,907,619	—	1,907,619	1,557,305	—	1,557,305
Cost of sales		(1,416,507)	—	(1,416,507)	(1,204,238)	—	(1,204,238)
Gross profit		491,112	—	491,112	353,067	—	353,067
Operating costs, net	2	(344,664)	22,732	(321,932)	(241,252)	1,347	(239,905)
Operating profit before amortisation of intangible assets	1	146,448	22,732	169,180	111,815	1,347	113,162
Amortisation of intangible assets	14	(15,927)	—	(15,927)	(7,100)	—	(7,100)
Operating profit		130,521	22,732	153,253	104,715	1,347	106,062
Share of profit of associates and joint venture	6	26,656	—	26,656	25,653	—	25,653
Profit before financing costs		157,177	22,732	179,909	130,368	1,347	131,715
Financing income	3	6,609	—	6,609	4,964	—	4,964
Financing costs	3	(36,708)	—	(36,708)	(18,893)	—	(18,893)
Profit before tax		127,078	22,732	149,810	116,439	1,347	117,786
Income tax expense	9	(17,514)	(8,823)	(26,337)	(17,800)	(857)	(18,657)
Profit for the financial year		109,564	13,909	123,473	98,639	490	99,129
Attributable as follows:							
Equity shareholders				122,995			98,798
Minority interest	29			478			331
				123,473			99,129
Basic earnings per share	11			97.22c			78.68c
Diluted earnings per share	11			96.04c			77.77c

Group statement of recognised income and expense
for the year ended 31 July 2007

	Notes	*2007* *€'000*	*2006* *€'000*
Items of income and expense recognised directly in equity			
Foreign exchange translation adjustment		(4,063)	(57)
Share of associates' foreign exchange translation adjustment		1,684	524
Actuarial gain on Group and associate defined benefit pension schemes		12,594	4,811
Deferred tax effect of actuarial gain		(1,095)	(469)
(Losses)/gains relating to cash flow hedges		(1,952)	174
Deferred tax effect of cash flow hedges		712	(40)
Revaluation gains on properties transferred to investment properties		140,129	—
Deferred tax effect of revaluation gains on properties transferred to investment properties		(25,502)	—
Net income recognised directly in equity		122,507	4,943
Profit for the financial year		123,473	99,129
Total recognised income for the year		245,980	104,072
Attributable as follows:			
Equity shareholders	28	244,933	103,720
Minority interest	29	1,047	352
Total recognised income and expense for the year		245,980	104,072

Group balance sheet
as at 31 July 2007

	Notes	*2007* *€'000*	*2006* *€'000*
ASSETS			
Non current assets			
Property, plant and equipment	12	356,493	308,388
Investment properties	13	165,473	—
Goodwill and intangible assets	14	784,481	334,024
Investments in associates and joint venture	15	169,005	159,221
Other investments	16	204	203
Deferred tax assets	25	14,689	8,474
Total non current assets		1,490,345	810,310
Current assets			
Inventory	17	137,646	88,539
Trade and other receivables	18	240,451	206,178
Derivative financial instruments	23	734	1,532
Cash and cash equivalents	21	86,059	74,556
Total current assets		464,890	370,805
TOTAL ASSETS		1,955,235	1,181,115

	Notes	2007 €'000	2006 €'000
EQUITY			
Called up share capital	27	38,174	37,856
Share premium	28	57,001	51,899
Retained earnings and other reserves	28	620,922	388,071
Total equity attributable to equity shareholders of parent		716,097	477,826
Minority interest	29	50,631	2,910
TOTAL EQUITY		766,728	480,736
LIABILITIES			
Non current liabilities			
Interest bearing loans and borrowings	22	527,684	285,945
Employee benefits	26	8,705	8,876
Deferred government grants	24	2,929	3,006
Other payables	19	350	345
Deferred tax liabilities	25	147,041	49,902
Provisions	20	45,089	28,878
Total non current liabilities		731,798	376,952
Current liabilities			
Interest bearing borrowings	22	37,958	5,136
Trade and other payables	19	383,065	299,570
Corporation tax payable		31,741	13,832
Derivative financial instruments	23	3,945	747
Provisions	20	—	4,142
Total current liabilities		456,709	323,427
TOTAL LIABILITIES		1,188,507	700,379
TOTAL EQUITY AND LIABILITIES		1,955,235	1,181,115

Group cash flow statement
for the year ended 31 July 2007

	Notes	*2007* *€'000*	*2006* *€'000*
Cash flows from operating activities			
Profit before tax		149,810	117,786
Financing costs, net		30,099	13,929
Share of profit of associates and joint venture		(26,656)	(25,653)
Exceptional items	2	(22,732)	(1,347)
Depreciation of property, plant and equipment	12	33,451	27,631
Amortisation of intangible assets	14	15,927	7,100
Amortisation of government grants	24	(79)	(354)
Employee share-based payment charge	8	6,007	1,550
Foreign exchange gains		(1,836)	(684)
Special pension contribution	26	—	(23,496)
Operating profit before changes in working capital		183,991	116,462
(Increase) in inventory		(22,740)	(84)
Decrease/(increase) in trade and other receivables		14,241	(32,124)
Increase in trade and other payables		11,814	21,189
Cash generated from operating activities		187,306	105,443
Interest paid		(29,547)	(11,880)
Income tax paid		(9,371)	(11,583)
Net cash inflow from operating activities		148,388	81,980

	Notes	2007 €'000	2006 €'000
Cash flows from investing activities			
Proceeds from sale of property, plant and equipment		1,912	4,448
Purchase of property, plant and equipment			
– ongoing		(11,710)	(7,910)
– new investments		(89,007)	(67,947)
Proceeds from disposal of business		1,031	—
Acquisition of subsidiaries and businesses, net of cash acquired		(442,449)	(2,644)
Purchase of intangible assets		(12,984)	—
Cash received on dilution of Origin Enterprises plc, net		97,521	—
Insurance proceeds, net		6,118	—
Disposal of other investments		—	655
Dividends received		18,000	19,118
Purchase of minority interest		(857)	(1,366)
Investments in associates and joint venture		—	(35,061)
Deferred consideration and acquisition costs paid		(3,571)	(3,988)
Other		5	(480)
Net cash flow from investing activities		(435,991)	(95,175)
Cash flows from financing activities			
Proceeds from issue of share capital		5,420	8,539
Drawdown of loan capital		277,528	67,144
Capital element of finance lease liabilities		(363)	(20,453)
Equity dividends paid		(18,089)	(16,036)
Receipt from derivative financial instrument		1,343	—
Net cash flow from financing activities		265,839	39,194
Net (decrease)/increase in cash and cash equivalents		(21,764)	25,999
Translation adjustment		470	380
Cash and cash equivalents at start of year		69,798	43,419
Cash and cash equivalents at end of year	21	48,504	69,798

Group statement of accounting policies
for the year ended 31 July 2007

IAWS Group plc (the "**Company**") is a company domiciled and incorporated in Ireland. The Group's financial statements for the year ended 31 July 2007 consolidate the individual financial statements of the Company and its subsidiaries (together referred to as the "Group") and show the Group's interest in associates and joint venture using the equity method of accounting.

The individual and Group financial statements of the Company were authorised for issue by the directors on 24 September 2007.

Statement of compliance

As required by European Union (EU) law, the Group financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and their interpretations issued by the International Accounting Standards Board (IASB) as adopted by the EU.

The IFRS adopted by the EU applied by the Group in the preparation of these financial statements are those that were effective at 31 July 2007.

The Group has not applied the following IFRS and International Financial Reporting Interpretations Committee (IFRIC) Interpretations that have been issued but are not yet effective. The directors have formed the opinion that the adoption of these pronouncements will not have a significant effect on the Group financial statements, except for IFRS 7, *Financial Instruments: Disclosures* and Amendment to IAS 1, *Capital disclosures*. Their likely impact is briefly outlined below:

- Amendment to IAS 1, *Capital disclosures* (effective for periods beginning on or after 1 January 2007). This amendment will require additional disclosures regarding the capital structure of the Group;
- IFRS 7, *Financial Instruments: Disclosure* (effective for periods beginning on or after 1 January 2007). This standard updates and extends disclosure requirements of IAS 32 and will require significant additional disclosures relating to risk management policies, processes and financial instruments;
- IFRIC 10, *Interim Financial Reporting and Impairment* (effective for periods beginning on or after 1 November 2006); and
- IFRIC 11, *IFRS 2: Group and Treasury Share Transactions* (effective for periods beginning on or after 1 March 2007).

Basis of preparation

The Group financial statements are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: equity investments, investment properties, derivative financial instruments, pension obligations and share based payments. The financial statements are presented in euro, rounded to the nearest thousand, which is the functional currency of the parent and the majority of the Group's operations.

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The areas involving a high degree of judgement, complexity, or areas where assumptions and estimates are significant to the Group financial statements, relate primarily to accounting for defined benefit pension schemes, financial instruments, share-based payments, provisions, intangible assets, goodwill impairment and deferred tax.

The accounting policies applied in the preparation of the financial statements for the years ended 31 July 2007 and 2006 are set out below and have been applied consistently over both years.

Basis of consolidation

The Group financial statements reflect the consolidation of the results, assets and liabilities of the parent undertaking and all of its subsidiaries, together with the Group's share of profits/losses of associates and joint venture. Where a subsidiary, associate or joint venture is acquired or disposed of during the financial year, the Group financial statements include the attributable results from or to the effective date when control passes.

Subsidiary undertakings

Subsidiary undertakings are those entities over which the Group has the power to control the operating and financial policies so as to obtain economic benefit from their activities. The amounts included in these financial statements in respect of the subsidiaries are taken from their latest financial statements prepared up to the year end. Where necessary, the accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Associates and joint venture

Associates are those entities in which the Group has a significant influence over, but not control of, the financial and operating policies. Investments in associates are accounted for using the equity method of accounting. Joint ventures are those entities over whose operating and financial policies the Group exercises control jointly, under a contractual agreement, with one or more parties. Investments in joint ventures are accounted for using the equity method of accounting.

Under the equity method of accounting, the Group's share of the post-acquisition profits or losses of its associates and joint venture is recognised in the income statement. The income statement reflects, in profit before tax, the Group's share of profit after tax of its associates and joint venture in accordance with IAS 28, *Investments in Associates*, and IAS 31, *Interests in Joint Ventures*. The Group's interest in their net assets is included as investments in associates and joint venture in the Group balance sheet at an amount representing the Group's share of the fair value of the identifiable net assets at acquisition plus the Group's share of post acquisition retained income and expenses. The Group's investment in associates and joint venture includes goodwill on acquisition. The amounts included in these financial statements in respect of the post acquisition income and expenses of associates and joint venture are taken from their latest financial statements prepared up to their respective year ends together with management accounts for the intervening periods to the Group's year end. Where necessary, the accounting policies of associates and joint venture have been changed to ensure consistency with the policies adopted by the Group.

Transactions eliminated on consolidation

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the Group financial statements. Unrealised gains and income and expenses arising from transactions with associates and joint venture are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that they do not provide evidence of impairment.

Revenue

Revenue represents the fair value of the sale of goods and services supplied to third parties, after deducting discounts and exclusive of value added tax. Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer, it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably.

Segmental reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment) or in providing products or services within a particular economic environment (geographic segment), which is subject to risks and returns different from those of other segments.

The Group's primary format for segmental reporting is business segments and the secondary format is geographical segments. The risks and returns of the Group's operations are primarily determined by the different products that the Group sells rather than the geographical location of the Group's operations.

In September 2006, the Group established a new operating company creating a specialist focus around its original core Agri and non Lifestyle Foods businesses. The Group transferred these operations to a new wholly owned subsidiary, Origin Enterprises plc (**"Origin"**). Accordingly, the Group has revised, in the current period, its three business segments which form the primary format for segmental reporting. These are now Food Europe, Food North America and Origin. The Group's geographic segments are Europe and North America.

Segment assets and liabilities consist of property, plant and equipment, goodwill and intangible assets and other assets and liabilities that can be reasonably allocated to the reported segment. Unallocated assets and liabilities principally include current and deferred income tax balances together with financial assets and liabilities.

Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour and appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses.

Employee benefits

Pension obligations

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as the related employee service is received. The Group's net obligation in respect of defined benefit pension plans is calculated, separately for each plan, by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date on high quality corporate bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by a qualified actuary using the projected unit credit method. Actuarial gains and losses are recognised in the statement of recognised income and expense. Current and past service costs, interest on scheme liabilities and expected return on assets are recognised in the income statement.

Equity settled compensation

During the year, the Group established both the "IAWS Long Term Incentive Plan 2006" (the **"IAWS Plan"**) and the "Origin Long Term Incentive Plan 2006" (the **"Origin Plan"**).

The "1997 Share Option Scheme" expired during the year. The Group continues to recognise a share based payments expense in respect of share options granted under the scheme in previous years.

All equity instruments granted under the IAWS Plan, the Origin Plan and the 1997 Share Option Scheme are equity settled share based payments as defined in IFRS 2, *Share-based Payment*. The fair value of equity instruments granted is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the equity instrument. The fair value of the equity instruments granted is measured using an approved model, taking into account the terms and conditions under which the equity instruments were granted. The plans and share option scheme are each subject to a non-market vesting condition and, therefore, the amount recognised as an expense is adjusted to reflect the actual number of equity instruments that vest.

Group Executive Incentive and Retention Plan

The Group operates an incentive and retention plan for executives. The plan operates on an individual basis by providing contingent entitlement to a lump sum award referable to reckonable salary. Awards are applied through the purchase of shares in the Group to be held by a trustee for the benefit of individual participants for a 3 to 5 year period. The costs associated with the plan are written off to the income statement on a straight-line basis over the relevant period.

Taxation

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case the related tax is recognised in equity.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates and laws that have been enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred income tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. If the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction does not affect accounting or taxable profit or loss, it is not recognised. Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint venture, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred income tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be recovered. Deferred income tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Foreign currency

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to euro at the foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to euro at the actual rates when the transactions occurred. Foreign exchange differences arising on translation of the net assets of a foreign operation are recognised directly in equity, in a translation reserve.

Exchange gains or losses on long term intra-group loans and on foreign currency borrowings, used to finance or provide a hedge against Group equity investments in non-euro denominated operations, are taken to the translation reserve to the extent that they are neither planned nor expected to be repaid in the foreseeable future or are expected to provide an effective hedge of the net investment. Any differences that have arisen since 1 August 2004, the date of transition to IFRS, are recognised in the currency translation reserve and are recycled through the income statement on the repayment of the intra-group loan or on disposal of the related business.

Dividends

Dividends are recognised in the period in which they are approved by the Company's shareholders, or in the case of an interim dividend, when it has been approved by the Board of Directors and paid.

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and impairment losses. Other subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure including repairs and maintenance costs is recognised in the income statement as an expense as incurred.

Depreciation is calculated to write off the cost less estimated residual value of property, plant and equipment, other than freehold land and assets under construction, on a straight line basis, by reference to the following estimated useful lives:

Buildings	25 to 50 years
Plant and machinery	3 to 15 years
Motor vehicles	3 to 7.5 years

The residual value of assets, if significant, and the useful life of assets is reassessed annually.

Gains and losses on disposals of property, plant and equipment are recognised on the completion of sale. Gains and losses on disposals are determined by comparing the proceeds received with the carrying amount and are included in operating profit.

Investment properties

Investment property, principally comprising land, is held for capital appreciation. Investment property is stated at fair value. The fair value is based on market value, being the estimated amount for which a property could be exchanged in an arms length transaction. Any gain or loss arising from a change in fair value is recognised in the income statement. When property is transferred to investment property following a change in use, any difference arising at the date of transfer between the carrying amount of the property immediately prior to transfer and its fair value is recognised in equity if it is a gain. Upon disposal of the property, the gain would be transferred to retained earnings. Any loss arising in this manner, unless it represents the reversal of a previously recognised gain, would be recognised immediately in the income statement.

Leased assets

Leases of property, plant and equipment, where the Group has substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased asset or the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in interest bearing loans and borrowings. The interest element of the payments is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The asset acquired under the finance lease is depreciated over the shorter of the useful life of the asset or the lease term.

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight line basis over the lease term.

Goodwill

All business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries, associates and joint venture. In respect of acquisitions that have occurred since 1 August 2004, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. In respect of acquisitions prior to this date, goodwill is included on the basis of its deemed cost, i.e. original cost less accumulated amortisation from the date of acquisition up to 31 July 2004, which represents the amount recorded under Irish GAAP. Goodwill is now stated at cost or deemed cost less any accumulated impairment losses. In respect of associates and joint venture, the carrying amount of goodwill is included in the carrying amount of the investment.

Intangible assets

Intangible assets acquired as part of a business combination are valued at their fair value at the date of acquisition. These generally include brand and customer related intangible assets.

Where intangible assets are separately acquired they are capitalised at cost. Intangible assets are amortised over the period of their expected useful lives in equal annual instalments. The expected useful lives of intangible assets range from 12 to 25 years.

Computer software that is not an integral part of an item of computer hardware is also classified as an intangible asset. These intangible assets are stated at cost less accumulated amortisation and impairment losses. Cost comprises purchase price and other directly attributable costs. The expected useful life of computer software is 5 years.

Impairment

The carrying amounts of the Group's assets, other than inventories (which are carried at the lower of cost and net realisable value), deferred tax assets (which are recognised based on recoverability), and those financial instruments, which are carried at fair value, are reviewed to determine whether there is an indication of impairment when an event or transaction indicates that there may be, except for goodwill and long life intangibles. If any such indication exists, an impairment test is carried out and the asset is written down to its recoverable amount. Goodwill is tested for impairment annually.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a *pro rata* basis. An impairment loss, other than in the case of goodwill, is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Other investments

Other investments are recognised at the fair value of the consideration given inclusive of any acquisition charges arising.

Inventory

Inventory is stated at the lower of cost on a first in, first out basis and net realisable value. Cost includes all expenditure, which has been incurred in the normal course of business in bringing the products to their present location and condition. Net realisable value is the estimated selling price of inventory on hand less all further costs to completion and all costs expected to be incurred in marketing, distribution and selling.

Trade and other receivables and payables

Trade and other receivables and payables are stated at cost less impairments, which approximates fair value given the short-dated nature of these assets and liabilities.

Trade receivables are carried at original invoice amount less an allowance for uncollectible debts. Provision is made when there is objective evidence that the Group may not be in a position to collect the associated debts.

Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Financial assets and liabilities

Set out below are the major methods and assumptions used in estimating the fair values of financial assets and liabilities.

Equity investments

When market values are available, fair value is determined by reference to the bid market price for such investments without any deduction for transaction costs. When market values are not available, the fair values have been determined based on expected future cash flows at current interest rates and exchange rates.

Short term bank deposits and cash and cash equivalents

For short term bank deposits and cash and cash equivalents with a remaining maturity of less than one year, the nominal amount is considered to approximate fair value.

Trade and other receivables/payables

For receivables and payables with a remaining life of less than one year or demand balances, the nominal amount is considered to approximate fair value. All other receivables and payables are discounted to determine their fair value.

Derivatives

Forward currency contracts and interest rate swaps are marked to market using quoted market values.

Interest bearing loans and borrowings

For interest bearing loans and borrowings with a contractual repricing date of less than six months, the nominal amount is considered to approximate fair value. For loans with a repricing date of greater than one year, the fair value is calculated based on the expected future principal and interest cash flows, discounted at appropriate current market interest rates.

Finance lease liabilities

Fair value is based on the present value of future cash flows discounted at appropriate current market rates.

Derivative financial instruments

All derivatives are initially recorded at fair value on the date the contract is entered into and subsequently, at reporting dates remeasured to their fair value. The gain or loss arising on remeasurement is recognised in the income statement except where the instrument is a designated hedging instrument.

Derivative financial instruments are used to manage the Group's exposure to foreign currency risk, interest rate risk and commodity price risk through the use of forward currency contracts, interest rate swaps and futures contracts. These derivatives are generally designated as cash flow hedges in accordance with IAS 39. The Group does not enter into speculative derivative transactions.

Cash flow hedges

Subject to the satisfaction of certain criteria, relating to the documentation of the risk, objectives and strategy for the hedging transaction and the ongoing measurement of its effectiveness, cash flow hedges are accounted for under hedge accounting rules. In such cases, any unrealised gain or loss arising on the effective portion of the derivative instrument is recognised in the cash flow hedging reserve, a separate component of equity. Unrealised gains or losses on any ineffective portion of the derivative are recognised in the income statement. When the hedged transaction occurs the related gains or losses in the hedging reserve are transferred to the income statement.

Interest bearing borrowings

Interest bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost, using an effective interest rate method.

Government grants

Grants that compensate the Group for the cost of an asset are shown as deferred income and amortised in the Group income statement by instalments on a basis consistent with the depreciation policy of the relevant assets.

Other grants are credited to the income statement to offset the matching expenditure.

Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Exceptional items

The Group has adopted an income statement format which seeks to highlight significant items within the Group results for the year. The Group believes that this presentation provides a more informative analysis as it highlights one off items. Such items may include significant restructuring costs, profit or loss on disposal or termination of operations, claims, litigation costs and settlements, pension exit costs, profit or loss on disposal of investments and significant impairment of assets. Judgement is used by the Group in assessing the particular items, which by virtue of their scale and nature, should be disclosed in the income statement and related notes as exceptional items.

SECTION III

HISTORICAL CONSOLIDATED FINANCIAL INFORMATION RELATING TO IAWS GROUP PLC FOR THE TWO YEARS ENDED 31 JULY 2006

The financial information presented in this Part 8 Section B Subsection III, has been extracted without material adjustment from pages 45 to 102 of the Annual Report and Accounts for 2006 of IAWS Group plc. The financial information has been prepared in accordance with International Financial Reporting Standards and their interpretations issued by the International Accounting Standards Board as adopted by the European Union. The Annual Report and Accounts of IAWS Group plc were published on 25 September 2006.

Group income statement
for the year ended 31 July 2006

	Notes	*Pre-exceptional 2006 €'000*	*Exceptional 2006 €'000*	*Total 2006 €'000*	*Pre-exceptional 2005 €'000*	*Exceptional 2005 €'000*	*Total 2005 €'000*
Revenue	1	1,557,305	—	1,557,305	1,408,174	—	1,408,174
Cost of sales		(1,204,238)	—	(1,204,238)	(1,110,506)	—	(1,110,506)
Gross profit		353,067	—	353,067	297,668	—	297,668
Operating costs, net	2	(241,252)	1,347	(239,905)	(199,120)	8,627	(190,493)
Operating profit before amortisation of intangible assets	1	111,815	1,347	113,162	98,548	8,627	107,175
Amortisation of intangible assets	13	(7,100)	—	(7,100)	(4,624)	—	(4,624)
Operating profit		104,715	1,347	106,062	93,924	8,627	102,551
Share of profit of associates and joint venture	6	25,653	—	25,653	21,520	—	21,520
Profit before financing costs		130,368	1,347	131,715	115,444	8,627	124,071
Financing income	3	4,964	—	4,964	3,818	—	3,818
Financing costs	3	(18,893)	—	(18,893)	(16,118)	—	(16,118)
Profit before tax		116,439	1,347	117,786	103,144	8,627	111,771
Income tax expense	9	(17,800)	(857)	(18,657)	(15,772)	(1,363)	(17,135)
Profit for the financial year		98,639	490	99,129	87,372	7,264	94,636
Attributable as follows:							
Equity shareholders				98,798			94,360
Minority interest	28			331			276
				99,129			94,636
Basic earnings per share	11			78.68c			75.86c
Diluted earnings per share	11			77.77c			74.87c

Group statement of recognised income and expense
for the year ended 31 July 2006

	Notes	*2006* *€'000*	*2005* *€'000*
Items of income and expense recognised directly in equity			
Foreign exchange translation adjustment		(57)	(1,097)
Share of associates' foreign exchange translation adjustment		524	—
Actuarial gain/(loss) on Group and associate defined benefit pension schemes		4,811	(10,175)
Deferred tax effect of actuarial (loss)/gain		(469)	1,063
Gains relating to cash flow hedges		153	—
Deferred tax effect of cash flow hedges		(40)	—
Net income/(expense) recognised directly in equity		4,922	(10,209)
Profit for the financial year		99,129	94,636
Total recognised income and expense for the year		104,051	84,427
Attributable as follows:			
Equity shareholders	27	103,699	84,226
Minority interest	28	352	201
Total recognised income and expense for the year		104,051	84,427
Impact of first time adoption of financial instrument standards, IAS 32 and IAS 39			
Cash flow hedges		711	
Deferred tax relating to cash flow hedges		(89)	
		622	

Group balance sheet
as at 31 July 2006

	Notes	*2006* *€'000*	*2005* *€'000*
ASSETS			
Non current assets			
Property, plant and equipment	12	308,388	287,578
Goodwill and intangible assets	13	334,024	336,028
Investments in associates and joint venture	14	159,221	116,087
Other investments	*15*	203	242
Deferred tax assets	24	8,474	15,029
Total non current assets		810,310	754,964
Current assets			
Inventory	16	88,539	88,299
Trade and other receivables	17	206,178	173,514
Derivative financial instruments	22	1,532	—
Cash and cash equivalents	20	74,556	47,687
Total current assets		370,805	309,500
TOTAL ASSETS		1,181,115	1,064,464

	Notes	2006 €'000	2005 €'000
EQUITY			
Called up share capital	26	37,856	37,471
Share premium	27	51,899	43,745
Retained earnings and other reserves	27	388,071	298,215
Total equity attributable to equity shareholders of parent		477,826	379,431
Minority interest	28	2,910	3,924
TOTAL EQUITY		480,736	383,355
LIABILITIES			
Non current liabilities			
Interest bearing loans and borrowings	21	285,945	237,555
Employee benefits	25	8,876	36,852
Deferred government grants	23	3,006	3,359
Other payables	18	345	450
Deferred tax liabilities	24	49,902	51,785
Provisions	19	30,360	31,950
Total non current liabilities		378,434	361,951
Current liabilities			
Interest bearing borrowings	21	5,136	30,001
Trade and other payables	18	299,570	273,465
Corporation tax payable		13,832	11,027
Derivative financial instruments	22	747	—
Provisions	19	2,660	4,665
Total current liabilities		321,945	319,158
TOTAL LIABILITIES		700,379	681,109
TOTAL EQUITY AND LIABILITIES		1,181,115	1,064,464

Group cash flow statement
for the year ended 31 July 2006

	Notes	2006 €'000	2005 €'000
Cash flows from operating activities			
Profit before tax		117,786	111,771
Financing costs, net		13,929	12,300
Share of profit of associates and joint venture		(25,653)	(21,520)
Depreciation of property, plant and equipment	12	27,631	23,932
Amortisation of intangible assets	13	7,100	4,624
Amortisation of government grants	23	(354)	(438)
Employee share-based payment charge	8	1,550	867
Loss/(profit) on termination of operations	2	572	(8,627)
(Profit)/loss on disposal of non-current assets		(1,919)	454
Foreign exchange (gains)/losses		(684)	728
Special pension contribution	25	(23,496)	—
Operating profit before changes in working capital		116,462	124,091
(Increase)/decrease in inventory		(84)	4,598
(Increase) in trade and other receivables		(32,124)	(26,229)
Increase in trade and other payables		21,189	18,049
Cash generated from operating activities		105,443	120,509
Interest paid		(11,880)	(12,411)
Income tax paid		(11,583)	(18,771)
Dividends paid to minority interests	28	—	(205)
Net cash inflow from operating activities		81,980	89,122
Cash flows from investing activities			
Proceeds from sale of property, plant and equipment		4,448	2,451
Purchase of property, plant and equipment			
– Ongoing		(7,910)	(7,363)
– New investments		(67,947)	(43,931)
Acquisition of subsidiaries and businesses, net of cash acquired		(2,644)	(94,141)
Disposal of subsidiaries and businesses		—	14,743
Disposal of other investments		655	—
Dividends received		19,118	16,223
Purchase of minority interest		(1,366)	—
Investments in associates and joint venture		(35,061)	(3,304)
Deferred consideration and acquisition costs paid		(3,988)	(6,788)
Other		(480)	33
Net cash flow from investing activities		(95,175)	(122,077)
Cash flows from financing activities			
Proceeds from issue of share capital		8,539	6,121
Drawdown of loan capital		67,144	46,409
Capital element of finance lease liabilities		(20,453)	(565)
Equity dividends paid		(16,036)	(14,052)
Net cash flow from financing activities		39,194	37,913
Net increase in cash and cash equivalents		25,999	4,958
Translation adjustment		380	(155)
Cash and cash equivalents at start of year		43,419	38,616
Cash and cash equivalents at end of year	20	69,798	43,419

Group statement of accounting policies
for the year ended 31 July 2006

IAWS Group plc (the "**Company**") is a company domiciled and incorporated in Ireland. The Group's financial statements for the year ended 31 July 2006 consolidate the individual financial statements of the Company and its subsidiaries (together referred to as "**the Group**") and show the Group's interest in associates and joint venture using the equity method of accounting.

The individual and Group financial statements of the Company were authorised for issue by the directors on 25 September 2006.

Statement of compliance

As required by European Union (EU) law, from 1 August 2005 the Group financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU.

These are the Group's first financial statements prepared in accordance with IFRS as adopted by the EU and IFRS 1, *First-time Adoption of International Financial Reporting Standards* has been applied.

The IFRSs adopted by the EU as applied by the Group in the preparation of these financial statements are those that were effective at 31 July 2006 together with the early adoption of the Amendment to IAS 19 *Actuarial Gains and Losses, Group Plans and Disclosures.*

The following provides a brief outline of the likely impact on future financial statements of relevant IFRSs adopted by the EU which are not yet effective and have not been early adopted in these financial statements. The directors have formed the opinion that the adoption of these pronouncements will not have a significant effect on the Group financial statements.

- Amendment to IAS 1, *Capital disclosures.*
- Amendment to IAS 21, *The Effects of Changes in Foreign Exchange Rates – Net investment in Foreign Operations.*
- Amendment to IAS 39, *Cash Flow Hedge Accounting of Forecast Intragroup Transactions.*
- Amendment to IAS 39, *The Fair Value Option.*
- Amendments to IAS 39 and IFRS 4, *Financial Guarantee Contracts.*
- IFRS 7, *Financial Instruments: Disclosure.*
- IFRIC 4, *Determining Whether an Arrangement Contains a Lease.*

First time adoption of IFRSs

The Group is required to determine its IFRS accounting policies and apply them retrospectively to establish the opening balance sheet under IFRS at its date of transition.

The date of transition to IFRSs for the Group is 1 August 2004. The transitional impact of the recognition and measurement of IFRS was disclosed in the restatement of 2005 financial information under IFRS, published in November 2005. Where estimates had been made under Irish GAAP, consistent estimates (after adjustments to reflect any difference in accounting policies) have been made on transition to IFRS. Judgements affecting the balance sheet of the Group have not been revisited with the benefit of hindsight.

The Group has taken advantage of the following exemptions as permitted by IFRS 1: *First-time Adoption of International Financial Reporting Standards.*

Business combinations

The Group has elected not to apply the provisions of IFRS 3, *Business Combinations,* retrospectively to business combinations before 1 August 2004. Accordingly, no adjustments have been made for historical business combinations and accumulated amortisation on goodwill arising before 1 August 2004 has not been reversed. The net carrying value of goodwill under Irish GAAP has been designated as the deemed cost of goodwill under IFRS.

Cumulative translation differences

Cumulative translation differences of foreign operations are deemed to be zero at the date of transition.

Financial instruments

The Group has availed of the exemption not to restate comparative amounts for 2005 for the impacts of IAS 32, *Financial Instruments: Disclosure and Presentation,* and IAS 39, *Financial Instruments: Recognition and Measurement.* These are treated as changes in accounting policies and shown as opening adjustments on 1 August 2005 and in the statement of recognised income and expense.

Share based payment

The provisions of IFRS 2, *Share Based Payment,* in respect of share-based payment plans have not been applied to options and awards granted on or before 7 November 2002 which had not vested by 1 January 2005.

The accounting policies applied in the preparation of the financial statements for the year ended 31 July 2006 are set out below. These have been applied consistently with the exception of those accounting policies pertaining to IAS 32 and IAS 39 on financial instruments which in accordance with the transitional provisions of IFRS 1 were not applied in the restatement of the 2005 comparatives presented in these financial statements. Accounting policies affected by IAS 32 and IAS 39 are highlighted and details of the policies applied in the 2005 Group financial statements are also set out below.

Basis of preparation

The Group financial statements are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: equity investments, derivative financial instruments, pension obligations and share based payments. The financial statements are presented in euro, rounded to the nearest thousand, which is the functional currency of the parent and the majority of the Group's operations.

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the Group financial statements, relate primarily to accounting for defined benefit pension schemes, financial instruments, share-based payments, provisions, intangible assets, goodwill impairment and deferred tax.

Basis of consolidation

The Group financial statements reflect the consolidation of the results, assets and liabilities of the parent undertaking and all of its subsidiaries, together with the Group's share of profits/losses of associates and joint venture. Where a subsidiary, associate or joint venture is acquired or disposed of during the financial year, the Group financial statements include the attributable results from or to the effective date when control passes.

Subsidiary undertakings

Subsidiary undertakings are those entities over which the Group has the power to control the operating and financial policies so as to obtain economic benefit from their activities. The amounts included in these financial statements in respect of the subsidiaries are taken from their latest financial statements prepared up to the year end. Where necessary, the accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Associates and joint venture

Associates are those entities in which the Group has a significant influence over, but not control of, the financial and operating policies. Investments in associates are accounted for using the equity method of accounting. Joint ventures are those entities over whose operating and financial policies the

Group exercises control jointly, under a contractual agreement, with one or more parties. Investments in joint ventures are accounted for using the equity method of accounting.

Under the equity method of accounting, the Group's share of the post-acquisition profits or losses of its associates and joint venture is recognised in the income statement. The income statement reflects, in profit before tax, the Group's share of profit after tax of its associates and joint venture in accordance with IAS 28, *Investments in Associates,* and IAS 31, *Interests in Joint Ventures*. The Group's interest in their net assets is included as investments in associates and joint venture in the Group balance sheet at an amount representing the Group's share of the fair value of the identifiable net assets at acquisition plus the Group's share of post acquisition retained income and expenses. The Group's investment in associates and joint venture includes goodwill on acquisition. The amounts included in these financial statements in respect of the post acquisition income and expenses of associates and joint venture are taken from their latest financial statements prepared up to their respective year ends together with management accounts for the intervening periods to the Group's year end. Where necessary, the accounting policies of associates and joint venture have been changed to ensure consistency with the policies adopted by the Group.

Transactions eliminated on consolidation

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the Group financial statements. Unrealised gains and income and expenses arising from transactions with associates and joint venture are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that they do not provide evidence of impairment.

Revenue

Revenue represents the fair value of the sale of goods and services supplied to third parties, after deducting discounts and exclusive of value added tax. Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer, it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably.

Segmental reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment) or in providing products or services within a particular economic environment (geographic segment), which is subject to risks and returns different from those of other segments.

The Group's primary format for segmental reporting is business segments and the secondary format is geographical segments. The risks and returns of the Group's operations are primarily determined by the different products that the Group sells rather than the geographical location of the Group's operations.

The Group has three business segments: Agriculture, Food Europe, and Food North America. The Group's geographical segments are Europe and North America.

Segment assets and liabilities consist of property, plant and equipment, goodwill and intangible assets and other assets and liabilities that can be reasonably allocated to the reported segment. Unallocated assets and liabilities principally include current and deferred income tax balances together with financial assets and liabilities.

Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour and appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses.

Employee benefits

Pension obligations

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as they fall due. The Group's net obligation in respect of defined benefit pension plans is calculated, separately for each plan, by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date on high quality corporate bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by a qualified actuary using the projected unit credit method. Actuarial gains and losses are recognised in the statement of recognised income and expense. Current and past service costs, interest on scheme liabilities and expected return on assets are recognised in the income statement.

Equity settled compensation

The fair value of options granted under the Group's equity settled share option scheme is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using an approved binomial model, taking into account the terms and conditions under which the options were granted. The scheme is subject to a non-market vesting condition and, therefore, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest.

Long term incentive plan

The Group operates an incentive and retention plan for executives. The plan operates on an individual basis by providing contingent entitlement to a lump sum award referable to reckonable salary. Awards are applied through the purchase of shares in the Group to be held by a trustee for the benefit of individual participants for a 3 to 5 year period. The costs associated with the plan are written off to the income statement on a straight-line basis over the relevant period.

Taxation

Tax on the profit or loss for the year comprises current and deferred tax. Tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case the related tax is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates and laws that have been enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is provided for any differences that exist between the tax base and the carrying value of intangible assets arising from business combinations but is not provided on non-tax deductible goodwill. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. If the deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction does not affect accounting or taxable profit or loss, it is not recognised. Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint venture, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be recovered. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Foreign currency

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to euro at the foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to euro at the actual rates when the transactions occurred. Foreign exchange differences arising on translation of the net assets of a foreign operation are recognised directly in equity, in a translation reserve.

Exchange gains or losses on long term intra-group loans and on foreign currency borrowings, used to finance or provide a hedge against Group equity investments in non-euro denominated operations, are taken to the translation reserve to the extent that they are neither planned nor expected to be repaid in the foreseeable future or are expected to provide an effective hedge of the net investment. Any differences that have arisen since 1 August 2004, the date of transition to IFRS, are recognised in the currency translation reserve and are recycled through the income statement on the repayment of the intra-group loan or on disposal of the related business.

Dividends

Dividends are recognised in the period in which they are approved by the Company's shareholders, or in the case of an interim dividend, when it has been approved by the Board of Directors and paid.

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and impairment losses. Other subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure including repairs and maintenance costs is recognised in the income statement as an expense as incurred.

Depreciation is calculated to write off the cost less estimated residual value of property, plant and equipment, other than freehold land, on a straight line basis, by reference to the following estimated useful lives:

Buildings	25 to 50 years
Plant & machinery	3 to 15 years
Motor vehicles	3 to 7.5 years

The residual value of assets, if significant, and the useful life of assets is reassessed annually.

Gains and losses on disposals of property, plant and equipment are recognised on the ultimate completion of sale. Gains and losses on disposals are determined by comparing the proceeds received with the carrying amount and are included in operating profit.

Leased assets

Leases of property, plant and equipment, where the Group has substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased asset or the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in interest bearing loans and borrowings. The interest element of the payments is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The asset acquired under the finance lease is depreciated over the shorter of the useful life of the asset or the lease term.

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight line basis over the lease term.

Goodwill

All business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries, associates and joint venture. In respect of acquisitions that have occurred since 1 August 2004, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. In respect of acquisitions prior to this date, goodwill is included on the basis of its deemed cost, i.e. original cost less accumulated amortisation from the date of acquisition up to 31 July 2004, which represents the amount recorded under Irish GAAP. Goodwill is now stated at cost or deemed cost less any accumulated impairment losses. In respect of associates and joint venture, the carrying amount of goodwill is included in the carrying amount of the investment.

Goodwill which arose on acquisitions prior to 1 August 1998 was eliminated against reserves on acquisition as a matter of accounting policy. In preparing the Group's IFRS balance sheet at 1 August 2004 this goodwill is considered to have been permanently offset against retained earnings and, on any subsequent disposal, will not form part of the gain or loss on the disposal of the business.

Intangible assets

Intangible assets acquired as part of a business combination are valued at their fair value at the date of acquisition. These generally include brand and customer related intangible assets.

Where intangible assets are separately acquired they are capitalised at cost. Intangible assets are amortised over the period of their expected useful lives in equal annual instalments. The expected useful lives of intangible assets ranges from 12 to 20 years.

Computer software that is not an integral part of an item of computer hardware is also classified as an intangible asset. These intangible assets are stated at cost less accumulated amortisation and impairment losses. Cost comprises purchase price and other directly attributable costs. The expected useful life of computer software is 5 years.

Impairment

The carrying amounts of the Group's assets, other than inventories (which are carried at the lower of cost and net realisable value), deferred tax assets (which are recognised based on recoverability), and those financial instruments, which are carried at fair value, are reviewed to determine whether there is an indication of impairment when an event or transaction indicates that there may be, except for goodwill and long life intangibles which are reviewed annually. If any such indication exists, an impairment test is carried out and the asset is written down to its recoverable amount.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a *pro rata* basis. An impairment loss, other than in the case of goodwill, is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Other investments

Other investments are initially recognised at the fair value of the consideration given inclusive of any acquisition charges arising.

Inventory

Inventory is stated at the lower of cost on a first in, first out basis and net realisable value. Cost includes all expenditure, which has been incurred in the normal course of business in bringing the products to their present location and condition. Net realisable value is the estimated selling price of inventory on hand less all further costs to completion and all costs expected to be incurred in marketing, distribution and selling.

Trade and other receivables and payables

Trade and other receivables and payables are stated at cost, which approximates fair value given the short-dated nature of these assets and liabilities.

Trade receivables are carried at original invoice amount less an allowance for potentially uncollectible debts. Provision is made when there is objective evidence that the Group may not be in a position to collect the associated debts.

Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Financial assets and liabilities

Set out below are the major methods and assumptions used in estimating the fair values of financial assets and liabilities.

Equity investments

When market values are available, fair value is determined by reference to the bid market price for such investments without any deduction for transaction costs. When market values are not available, the fair values have been determined based on expected future cash flows at current interest rates and exchange rates.

Short term bank deposits and cash and cash equivalents

For short term bank deposits and cash and cash equivalents with a remaining maturity of less than one year, the nominal amount is considered to approximate fair value.

Trade and other receivables/payables

For receivables and payables with a remaining life of less than one year or demand balances, the nominal amount is considered to approximate fair value. All other receivables and payables are discounted to determine their fair value.

Derivatives

Forward currency contracts and interest rate swaps are marked to market using quoted market values.

Interest bearing loans and borrowings

For interest bearing loans and borrowings with a contractual repricing date of less than one year, the nominal amount is considered to approximate fair value. For loans with a repricing date of greater than one year, the fair value is calculated based on the expected future principal and interest cash flows, discounted at appropriate current market interest rates.

Finance lease liabilities

Fair value is based on the present value of future cash flows discounted at appropriate current market rates.

Derivative financial instruments – for the year ended 31 July 2006

All derivatives are initially recorded at fair value on the date the contract is entered into and subsequently, at reporting dates remeasured to their fair value. The gain or loss arising on remeasurement is recognised in the income statement except where the instrument is a designated hedging instrument.

Derivative financial instruments are used to manage the Group's exposure to foreign currency risk, interest rate risk and commodity price risk through the use of forward currency contracts, interest rate swaps and futures contracts. These derivatives are generally designated as cash flow hedges in accordance with IAS 39. The Group does not enter into speculative derivative transactions.

Cash flow hedges

Subject to the satisfaction of certain criteria, relating to the documentation of the risk, objectives and strategy for the hedging transaction and the ongoing measurement of its effectiveness, cash flow hedges are accounted for under hedge accounting rules. In such cases, any unrealised gain or loss arising on the effective portion of the derivative instrument is recognised in the cash flow hedging reserve, a separate component of equity. Unrealised gains or losses on any ineffective portion of the derivative are recognised in the income statement. When the hedged transaction occurs the related gains or losses in the hedging reserve are transferred to the income statement.

Derivative financial instruments – for the year ended 31 July 2005

The Group enters into transactions in the normal course of business using a variety of financial instruments, including spot and forward exchange contracts and interest rate swap agreements, in order to reduce exposure to foreign exchange risk and interest rate fluctuations.

The Group does not hold or issue derivative financial instruments for speculative purposes.

Forward foreign currency contracts

The criteria for forward foreign currency contracts are:

- the instrument must be related to a foreign currency transaction that is probable and whose characteristics have been identified;
- it must involve the same currency or similar currencies as the hedged item; and
- it must reduce the risk of foreign currency exchange movements on the Group's operations.

The rates under such contracts are used to record the hedged transaction. As a result, gains and losses are offset against the foreign exchange gains and losses on the related financial assets or liabilities or, where the instrument is used to hedge a committed or probable future transaction, it is deferred until the transaction occurs.

Interest rate swaps

The Group's criteria for interest rate swaps are:

- the instrument must be related to an asset or liability; and
- it must change the nature of the interest rate by converting a variable rate to a fixed rate.

Interest differentials under these swaps are recognised by adjusting net interest payable over the period of the contract.

Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost.

Government grants

Grants that compensate the Group for the cost of an asset are shown as deferred income and amortised in the Group income statement by instalments on a basis consistent with the depreciation policy of the relevant assets.

Other grants are credited to the income statement to offset the matching expenditure.

Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

PART 8.

C. UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

This Part 8 Section C contains:

- Section I: Unaudited pro forma condensed financial information for the twelve month period ended on 31 July 2007
- Section II: Unaudited pro forma condensed financial information for the six month period ended on 31 January 2008

SECTION I

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION FOR THE TWELVE MONTH PERIOD ENDED ON 31 JULY 2007

The following unaudited *pro forma* condensed income statement (the "***pro forma* condensed income statement**") and unaudited *pro forma* condensed statement of net assets (the "***pro forma* condensed statement of net assets**") (together, the "***pro forma* condensed financial information**") have been prepared to illustrate indicative results and net assets of ARYZTA A.G. (the "**Company**"), as enlarged by IAWS Group plc and its subsidiary undertakings ("**IAWS Group**") and Hiestand Holding AG and its subsidiary undertakings ("**Hiestand Group**") (together, the "**Enlarged Group**"), as though the Enlarged Group had been in existence as a single entity for a twelve month period, and to illustrate the effect of the Merger on the equity position of the Company had it occurred at the dates stated.

IAWS Group plc and Hiestand Holdings AG have different reporting periods and consequently the *pro forma* condensed financial information combines the results of the IAWS Group for the year ended 31 July 2007 and the net assets as at 31 July 2007 with the results of the Hiestand Group for the year ended 31 December 2007 and the net assets at 31 December 2007 without adjustments for the fact that they are prepared for and at different dates (the "**Combined Financial Information**"). The *pro forma* condensed financial information has been prepared on the basis of the notes set out below.

The underlying financial information has been prepared in accordance with the recognition and measurement principles of all International Financial Reporting Standards and their interpretations issued by the International Accounting Standards Board, effective for years commencing on or after 1 January 2007.

The *pro forma* condensed financial information has been prepared for illustrative purposes only and does not constitute statutory financial statements of the Company. Because of its nature the *pro forma* condensed financial information addresses a hypothetical situation and hypothetical financial period and the year end date and, therefore, does not represent the Company's actual financial position or results following the transaction.

UNAUDITED PRO FORMA CONDENSED INCOME STATEMENT

	ARYZTA AG	*IAWS Group, plc*	*Hiestand Holding AG*		*Pro forma adjustments*	*Pro forma Company*
	Period from incorporation to 31 May 2008	*Twelve month period ended 31 July 2007*	*Twelve month period ended 31 Dec 2007*			*Twelve month period*
	€'000	*€'000*	*€'000*		*€'000*	*€'000*
	(Notes 1 and 7)	*(Notes 2 and 8)*	*(Notes 4 and 9)*			
Revenue	—	1,907,619	446,161	*Note 5.1*	(6,005)	2,347,775
Operating profit before amortisation of intangible assets	—	169,180	44,095		—	213,275
Amortisation of intangible assets	—	(15,927)	(3,581)		—	(19,508)
Operating profit	—	153,253	40,514		—	193,767
Share of profit of associates and joint venture	—	26,656	—	*Note 5.2*	(7,210)	19,446
Profit before financing costs	—	179,909	40,514		(7,210)	213,213
Financing income	—	6,609	6,254		—	12,863
Financing costs	—	(36,708)	(11,678)		—	(48,386)
Profit before tax	—	149,810	35,090		(7,210)	177,690
Income tax expense	—	(26,337)	(6,007)		—	(32,344)
Profit for the financial year	—	123,473	29,083		(7,210)	145,346
Attributable as follows:						
Equity shareholders	—	122,995	27,182		(7,210)	142,967
Minority interest	—	478	1,901		—	2,379
	—	123,473	29,083		(7,210)	145,346
Basic earnings per share *(Note 6)*	—	97.22	51.20			50.03
Diluted earnings per share *(Note 6)*	—	96.04	51.20			49.44

UNAUDITED PRO FORMA CONDENSED STATEMENT OF NET ASSETS

	ARYZTA AG	*IAWS Group, plc*	*Hiestand Holding AG*		*Pro forma Adjustments*	*Pro forma Company*
	As at 31 May 2008	*As at 31 July 2007*	*As at 31 Dec 2007*			
	€'000	*€'000*	*€'000*		*€'000*	*€'000*
	(Notes 1 and 7)	*(Notes 3 and 8)*	*(Notes 4 and 9)*			
Non current assets						
Property, plant and equipment	—	356,493	148,869	*Note 5.3*	11,110	516,472
Investment properties	—	165,473	3,241		—	168,714
Goodwill and intangible assets	—	784,481	139,136		—	923,617
Investments in associates and joint venture	—	169,005	—	*Note 5.2*	(77,781)	91,224
Employee benefit assets	—	—	450		—	450
Other investments	—	204	—		—	204
Other non current financial assets	—	—	1,617		—	1,617
Loans due from third parties	—	—	117		—	117
Deferred tax assets	—	14,689	642		—	15,331
Total non current assets	—	1,490,345	294,072		(66,671)	1,717,746
Current assets						
Inventory	—	137,646	24,965		—	162,611
Trade and other receivables	—	240,451	66,283[(a)]		—	306,734
Current tax asset	—	—	1,977		—	1,977
Assets classified as held for sale	—	—	60		—	60
Other current financial assets	—	—	1,710		—	1,710
Derivative financial instruments	—	734	1,710		—	734
Cash and cash equivalents	62	86,059	7,261		—	93,382
Total current assets	62	464,890	102,256		—	567,208
TOTAL ASSETS	62	1,955,235	396,328		(66,671)	2,284,954

Note (a): This caption includes Trade receivables, Other receivables, and Prepaid expenses and accrued assets, each of which are separately disclosed in the consolidated financial statements of Hiestand Group at 31 December 2007, but for which comparable disclosures are aggregated in the consolidated financial statements of IAWS Group at 31 July 2007.

UNAUDITED PRO FORMA CONDENSED STATEMENT OF NET ASSETS (continued)

	ARYZTA AG	*IAWS Group, plc*	*Hiestand Holding AG*		*Pro forma Adjustments*	*Pro forma Company*
	As at 31 May 2008	*As at 31 July 2007*	*As at 31 Dec 2007*			
	€'000 (Notes 1 and 7)	*€'000 (Notes 3 and 8)*	*€'000 (Notes 4 and 9)*		*€'000*	*€'000*
EQUITY						
Total equity attributable to equity shareholders of parent	62	716,097	185,092	*Note 5.2*	(77,781)	823,470
Minority interest	—	50,631	7,611		—	58,242
TOTAL EQUITY	62	766,728	192,703		(77,781)	881,712
LIABILITIES						
Non current liabilities						
Interest bearing loans and borrowings	—	527,684	85,505		—	613,189
Employee benefits	—	8,705	1,033		—	9,738
Deferred government grants	—	2,929	—	*Note 5.3*	11,110	14,039
Other payables	—	350	—		—	350
Deferred tax liabilities	—	147,041	21,801		—	168,842
Provisions	—	45,089	931		—	46,020
Total non current liabilities	—	731,798	109,270		11,110	852,178
Current liabilities						
Interest bearing loans and borrowings	—	37,958	29,389		—	67,347
Trade and other payables	—	383,065	54,695(b)		—	437,760
Corporation tax payable	—	31,741	10,271		—	42,012
Derivative financial instruments	—	3,945	—		—	3,945
Total current liabilities	—	456,709	94,355		—	551,064
TOTAL LIABILITIES	—	1,188,507	203,625		11,110	1,403,242
TOTAL EQUITY AND LIABILITIES	62	1,955,235	396,328		(66,671)	2,284,954

Note (b): This caption includes Trade payables, Other payables, and Accrued expenses and deferred income, each of which are separately disclosed in the consolidated financial statements of Hiestand Group at 31 December 2007, but for which comparable disclosures are aggregated in the consolidated financial statements of IAWS Group at 31 July 2007.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

1. The balance sheet as at 31 May 2008 and the income statement for the period from incorporation to 31 May 2008 of ARYZTA AG is set out in Part 8 Section A of this document.

2. The summary consolidated income statement of IAWS Group plc for the year ended 31 July 2007 has been extracted, without material adjustment, from the audited consolidated financial statements of IAWS Group plc announced on 24 September 2007 and set out in Part 8 Section 13 Subsection II of this document, save that disclosures for Cost of Sales, Gross Profit and Operating costs, net have been excluded from the unaudited *pro forma* condensed income statement due to a lack of comparable disclosure in the consolidated income statement of Hiestand Holding AG.

3. The consolidated balance sheet of IAWS Group plc as at 31 July 2007 has been extracted, without material adjustment, from the audited consolidated financial statements of IAWS Group plc announced on 24 September 2007 and set out in Part B Section B Subsection II of this document.

4. The consolidated balance sheet and consolidated income statement of Hiestand Holding AG as at and for the year ended 31 December 2007 have been extracted, without material adjustment, from the audited consolidated financial statements of Hiestand Holding AG announced on 14 March 2008. The financial information for Hiestand Holding AG calculated as at and for the year ended 31 December 2007 has been translated from Swiss franc to euro using an exchange rate of €1.00 : CHF1.66.

5. Pro forma adjustments as at and for the twelve month period are as follows:

   5.1. Elimination of intercompany sales and purchase

   Hiestand Holding AG sells product to IAWS Group plc on an on-going basis. The income statement of Hiestand Group for the year to 31 December 2007 reflects sales of €6,005,000 to the IAWS Group. The income statement of IAWS Group for the year to 31 July 2007 reflects purchases of €7,558,000. In future these sales will represent intercompany sales and consequently an adjustment has been made to the revenue line to eliminate sales of €6,005,000 This adjustment is expected to have a continuing impact.

   5.2. Reversal of equity accounting for Hiestand Holding AG by IAWS Group plc

   Since 2003, IAWS Group plc has built up a 32% stake in Hiestand Holding AG. IAWS Group plc has historically accounted for its investment in Hiestand Holding AG as an associate using the equity method of accounting. Therefore, for the purposes of the unaudited *pro forma* condensed income statement for the twelve month period ended 31 July 2007, €7,210,000 has been reversed from "Share of profits of associates and joint venture". For the purposes of the unaudited *pro forma* condensed statement of net assets, the book value of the investment in Hiestand Holding AG (€77,781,000) included in "Investment in associate and joint venture" has been eliminated against retained earnings.

   5.3. IAWS Group plc classifies grants that compensate for the cost of an asset as deferred income and amortises it to the income statement on a basis consistent with the depreciation policy of the relevant assets. Hiestand Holding AG classifies grants that compensate for the cost of an asset as a deduction from the carrying amount of the asset and amortises to the income statement by way of depreciation. For the purposes of the unaudited *pro forma* condensed statement of net assets, €11,110,000 was reclassified from property, plant and equipment to deferred government grants in order to align Hiestand Holding AG's accounting treatment on a consistent basis with that of IAWS Group plc. The accounting policies of IAWS Group plc are those which will be adopted by ARYZTA AG.

6. The unaudited *pro forma* earnings per share ("EPS") has been calculated by taking the reported basic and diluted earnings per share of IAWS Group plc and Hiestand Holdings AG for the relevant 12 month periods, applying the exchange ratio to be applied (as described in Part 1(2) and Part 1(4) of this document) and combining the resulting amounts:

Basic earnings per share	*Year ended*	*Reported EPS*	*Exchange ratio*	*Pro forma EPS*
IAWS Group plc	31 July 2007	97.22	1:2	48.61
Hiestand Holding AG	31 December 2007	51.20	1:36	1.42
				50.03
Diluted earnings per share				
IAWS Group plc	31 July 2007	96.04	1:2	48.02
Hiestand Holding AG	31 December 2007	51.20	1:36	1.42
				49.44

7. No account has been taken of trading results or changes in financial position of the Company since incorporation as the Company has not yet commenced operations.

8. No account has been taken of the trading results or changes in financial position of IAWS Group and its subsidiary undertakings since 31 July 2007.

9. No account has been taken of the trading results or changes in financial position of Hiestand Group and its subsidiary undertakings since 31 December 2007.

SECTION II

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION FOR THE SIX MONTH PERIOD ENDED ON 31 JANUARY 2008

The following unaudited *pro forma* condensed income statement (the "***pro forma* condensed income statement**") and unaudited *pro forma* condensed statement of net assets (the "***pro forma* condensed statement of net assets**") (together the "***pro forma* condensed financial information**") have been prepared to illustrate indicative results and net assets of ARYZTA A.G. (the "**Company**"), as enlarged by IAWS Group plc and its subsidiary undertakings ("**IAWS Group**") and Hiestand Holding AG and its subsidiary undertakings ("**Hiestand Group**") (together, the "**Enlarged Group**"), as though the Enlarged Group had been in existence as a single entity for a six month period, and to illustrate the effect of the Merger on the equity position of the Company had it occurred at the dates stated.

IAWS Group plc and Hiestand Holdings AG have different reporting periods and consequently the *pro forma* condensed financial information combines the results of the IAWS Group for the six month period ended 31 January 2008 and the net assets as at 31 January 2008 with the results of the Hiestand Group for the six month period ended 31 December 2007 (derived by deducting the results of Hiestand Group for the six month period ended 30 June 2007 from the results of the Hiestand Group for the twelve month period ended 31 December 2007) and the net assets at 31 December 2007 without adjustments for the fact that they are prepared for and at different dates (the "**Combined Financial Information**"). The *pro forma* condensed financial information has been prepared on the basis of the notes set out below.

The underlying financial information has been prepared in accordance with the recognition and measurement principles of all International Financial Reporting Standards and their interpretations issued by the International Accounting Standards Board, effective for years commencing on or after 1 January 2007.

The *pro forma* condensed financial information has been prepared for illustrative purposes only and does not constitute statutory financial statements of the Company. Because of its nature the *pro forma* condensed financial information addresses a hypothetical situation and a hypothetical financial period and period end date and, therefore, does not represent the Company's actual financial position or results following the transaction.

UNAUDITED PRO FORMA CONDENSED INCOME STATEMENT

	ARYZTA AG	*IAWS Group, plc*	*Hiestand Holding AG*		*Pro forma adjustments*	*Pro forma Company*
	Period from to incorporation 31 May 2008	*Six month period ended 31 Jan 2008*	*Six month period ended 31 Dec 2007*			*Six month period ended*
	€'000 (Notes 1 and 8)	*€'000 (Notes 2 and 9)*	*€'000 (Notes 4 and 10)*		*€'000*	*€'000*
Revenue	—	1,127,473	233,376	*Note 6.1*	(4,090)	1,356,759
Operating profit before amortisation of intangible assets	—	82,209	23,529		—	105,738
Amortisation of intangible assets	—	(9,241)	(1,779)		—	(11,020)
Operating profit	—	72,968	21,750		—	94,718
Share of profit of associate and joint venture	—	13,382	—	*Note 6.2*	(4,783)	8,599
Profit before financing costs	—	86,350	21,750		(4,783)	103,317
Financing income	—	2,455	4,699		—	7,154
Financing costs	—	(19,587)	(7,681)		—	(27,268)
Profit before tax	—	69,218	18,768		(4,783)	83,203
Income tax expense	—	(10,262)	(892)		—	(11,154)
Profit for the financial period	—	58,956	17,876		(4,783)	72,049
Attributable as follows:						
Equity shareholders	—	55,658	17,487		(4,783)	68,362
Minority interest	—	3,298	389		—	3,687
	—	58,956	17,876		(4,783)	72,049
Basic earnings per share *(Note 7)*	—	43.83	32.94		—	22.84
Diluted earnings per share *(Note 7)*	—	43.18	32.94		—	22.51

UNAUDITED PRO FORMA CONDENSED STATEMENT OF NET ASSETS

	ARYZTA AG	*IAWS Group, plc*	*Hiestand Holding AG*		*Pro forma Adjustments*	*Pro forma Company*
	As at 31 May 2008	*As at 31 Jan 2008*	*As at 31 Dec 2007*			
	€'000 (Notes 1 and 8)	*€'000 (Notes 3 and 9)*	*€'000 (Notes 5 and 10)*		*€'000*	*€'000*
Non current assets						
Property, plant and equipment	—	427,151	148,869	*Note 6.3*	11,110	587,130
Investment properties	—	192,418	3,241		—	195,659
Goodwill and intangible assets	—	804,431	139,136		—	943,567
Investments in associates and joint venture	—	160,399	—	*Note 6.2*	(82,564)	77,835
Employee benefit assets	—	—	450		—	450
Other investments	—	201	—		—	201
Other non current financial assets	—	—	1,617		—	1,617
Loans due from third parties	—	—	117		—	117
Deferred tax assets	—	16,090	642		—	16,732
Total non current assets	—	1,600,690	294,072		(71,454)	1,823,308
Current assets						
Inventory	—	194,194	24,965		—	219,159
Trade and other receivables	—	280,923	66,283[(a)]		—	347,206
Current tax asset	—	—	1,977		—	1,977
Assets classified as held for sale	—	—	60		—	60
Other current financial assets	—	—	1,710		—	1,710
Cash and cash equivalents	62	138,476	7,261		—	145,799
Total current assets	62	613,593	102,256		—	715,911
TOTAL ASSETS	62	2,214,283	396,328		(71,454)	2,539,219

Note (a): This caption includes Trade receivables, Other receivables, and Prepaid expenses and accrued assets, each of which are separately disclosed in the consolidated financial statements of Hiestand Group at 31 December 2007, but for which comparable disclosures are aggregated in the unaudited consolidated interim financial information of IAWS Group and 31 January 2008.

UNAUDITED PRO FORMA CONDENSED STATEMENT OF NET ASSETS (continued)

	ARYZTA AG	IAWS Group, plc	Hiestand Holding AG		Pro forma Adjustments	Pro forma Company
	As at 31 May 2008	As at 31 Jan 2008	As at 31 Dec 2007			
	€'000 (Notes 1 and 8)	€'000 (Notes 3 and 9)	€'000 (Notes 5 and 10)		€'000	€'000
EQUITY						
Total equity attributable to equity shareholders of parent	62	747,349	185,092	Note 6.2	(82,564)	849,939
Minority interest	—	53,840	7,611		—	61,451
TOTAL EQUITY	62	801,189	192,703		(82,564)	911,390
LIABILITIES						
Non current liabilities						
Interest bearing loans and borrowings	—	680,436	85,505		—	765,941
Employee benefits	—	24,023	1,033		—	25,056
Deferred government grants	—	4,281	—	Note 6.3	11,110	15,391
Other payables	—	488	—		—	488
Deferred tax liabilities	—	148,369	21,801		—	170,170
Provisions	—	49,013	931		—	49,944
Total non current liabilities	—	906,610	109,270		11,110	1,026,990
Current liabilities						
Interest bearing loans and borrowings	—	40,888	29,389		—	70,277
Trade and other payables	—	417,071	54,695(b)		—	471,766
Corporation tax payable	—	39,429	10,271		—	49,700
Derivative financial instruments	—	4,302	—		—	4,302
Provisions	—	4,794	—		—	4,794
Total current liabilities	—	506,484	94,355		—	600,839
TOTAL LIABILITIES	—	1,413,094	203,625		11,110	1,627,829
TOTAL EQUITY AND LIABILITIES	62	2,214,283	396,328		(71,454)	2,539,219

Note (b): This caption includes Trade payables, Other payables, and Accrued expenses and deferred income, each of which are separately disclosed in the consolidated financial statements of Hiestand Group at 31 December 2007, but for which comparable disclosures are aggregated in the unaudited consolidated interim financial information of IAWS Group at 31 January 2008.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

1. The balance sheet as at 31 May 2008 and the income statement for the period from incorporation to 31 May 2008 of ARYZTA AG is set out in Part 8 Section A of this document.

2. The summary consolidated income statement of IAWS Group plc for the six month period ended 31 January 2008 has been extracted, without material adjustment, from the unaudited consolidated interim financial information of IAWS Group plc announced on 10 March 2008 and set out in Part 8 Section B, Subsection I of this document, save that disclosures for Cost of Sales, Gross Profit and Operating costs, net have been excluded from the unaudited *pro forma* condensed income statement due to a lack of comparable disclosure in the consolidated income statement of Hiestand Holding AG.

3. The consolidated balance sheet of IAWS Group plc as at 31 January 2008 has been extracted, without material adjustment, from the unaudited consolidated interim financial information of IAWS Group plc announced on 10 March 2008 and set out in Part 8 Section B Subsection I of this document.

4. The unaudited consolidated income statement of Hiestand Holding AG for the six month period ended 31 December 2007 is derived as follows:

	Year ended 31 Dec 2007 (Note 4.1)	*Six month period ended 30 Jun 2007 (Note 4.2)*	*Six month period ended 31 Dec 2007 (Note 4.3)*	*Six month period ended 31 Dec 2007 (Note 4.4)*
	CHF'000	*CHF'000*	*CHF'000*	*€'000*
Revenue	740,627	353,223	387,404	233,376
Operating profit before amortisation of intangible assets	73,198	34,140	39,058	23,529
Amortisation of intangible assets	(5,944)	(2,991)	(2,953)	(1,779)
Operating profit	67,254	31,149	36,105	21,750
Share of profit of associate and joint venture	—	—	—	—
Profit before financing costs	67,254	31,149	36,105	21,750
Financing income	10,381	2,581	7,800	4,699
Financing costs	(19,385)	(6,635)	(12,750)	(7,681)
Profit before tax	58,250	27,095	31,155	18,768
Income tax expense	(9,971)	(8,491)	(1,480)	(892)
Profit for the financial year	48,279	18,604	29,675	17,876
Attributable as follows:				
Equity shareholders	45,123	16,094	29,029	17,487
Minority interest	3,156	2,510	646	389
	48,279	18,604	29,675	17,876
Basic earnings per share	85.00	30.32	54.68	32.94
Diluted earnings per share	85.00	30.32	54.68	32.94

4.1. The consolidated income statement of Hiestand Holding AG for the year ended 31 December 2007 has been extracted, without material adjustment from the audited consolidated financial statements of Hiestand Holding AG announced on 14 March 2008.

4.2. The consolidated income statement of Hiestand Holding AG for the six month period ended 30 June 2007 is extracted, without material adjustment from the unaudited consolidated income statement of Hiestand Holding AG announced on 28 August 2007.

4.3. The consolidated income statement of Hiestand Holding AG presented in the table for the six month period ended 31 December 2007 has been calculated by deducting the unaudited consolidated income statement in respect of the six month period ended 30 June 2007 from the audited consolidated income statement for the year ended 31 December 2007.

4.4. The consolidated income statement for Hiestand Holding AG for the six month period ended 31 December 2007 has been translated from Swiss franc to euro using an exchange rate of €1.00 : CHF 1.66.

5. The consolidated balance sheet of Hiestand Holding AG as at 31 December 2007 has been extracted, without material adjustment, from the audited consolidated financial statements of Hiestand Holding AG announced on 14 March 2008. The financial information for Hiestand Holding AG as at 31 December 2007 has been translated from Swiss franc to euro using an exchange rate of €1.00 : CHF 1.66.

6. Pro forma adjustments as at and for the six month period are as follows:

6.1. Elimination of intercompany sales and purchases

Hiestand Holding AG sells product to IAWS Group plc on an on-going basis. The income statement of Hiestand Group for the six month period ended 31 December 2007 (See note 4 above) reflects sales of €4,090,000 to the IAWS Group. The income statement of IAWS Group for the six month period to 31 January 2008 reflects purchases of €4,223,000. In future these sales will represent intercompany sales and consequently an adjustment has been made to the revenue line to eliminate sales of €4,090,000. This adjustment is expected to have a continuing impact.

6.2. Reversal of equity accounting for Hiestand Holding AG by IAWS Group plc

Since 2003, IAWS Group plc has built up a 32% stake in Hiestand Holding AG. IAWS Group plc has historically accounted for its investment in Hiestand Holding AG as an associate using the equity method of accounting. Therefore, for the purposes of the unaudited *pro forma* condensed income statement for the six months ended 31 January 2008, €4,783,000 has been reversed from "Share of profits of associates and joint venture". For the purposes of the unaudited *pro forma* condensed net assets, the book value of the investment in Hiestand Holding AG (€82,564,000) included in "Investment in associate and joint venture" has been eliminated against retained earnings.

6.3. IAWS Group plc classifies grants that compensate for the cost of an asset as deferred income and amortises it to the income statement on a basis consistent with the depreciation policy of the relevant assets. Hiestand Holding AG classifies grants that compensate for the cost of an asset as a deduction from the carrying amount of the asset and amortises to the income statement by way of depreciation. For the purposes of the unaudited *pro forma* condensed statement of net assets, €11,110,000 was reclassified from property, plant and equipment to deferred government grants in order align the Hiestand Holding AG's accounting treatment on a consistent basis with that of IAWS Group plc. The accounting policies of IAWS Group plc are those which will be adopted by ARYZTA AG.

7. The unaudited *pro forma* earnings per share ("EPS") has been calculated by taking the reported basic and diluted earnings per share of IAWS Group plc and Hiestand Holdings AG for the relevant six month periods, applying the exchange ratio to be applied (as described in Part 1(2) and Part 1(4) of this document) and combining the resulting amounts:

Basic earnings per share	*Period ended*	*Reported EPS*	*Exchange ratio*	*Pro forma EPS*
IAWS Group plc	31 January 2008	43.83	1:2	21.92
Hiestand Holding AG	31 December 2007	32.94	1:36	0.92
				22.84
Diluted earnings per share				
IAWS Group plc	31 January 2008	43.18	1:2	21.59
Hiestand Holding AG	31 December 2007	32.94	1:36	0.92
				22.51

8. No account has been taken of trading results or changes in financial position of the Company since incorporation as the Company has not yet commenced operations

9. No account has been taken of the trading results or changes in financial position of IAWS Group since 31 January 2008.

10. No account has been taken of the trading results or changes in financial position of Hiestand Group since 31 December 2007.

PART 9.

ADDITIONAL INFORMATION

1 RESPONSIBILITY

The directors of ARYZTA (whose names are set out in Part 5B of this document) accept responsibility for information contained in this document relating to ARYZTA. To the best of the knowledge and belief of the directors of ARYZTA (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of IAWS (whose names are set out in paragraph 2 below) accept responsibility for the information contained in this document other than that relating to ARYZTA. To the best of the knowledge and belief of the directors of IAWS (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2 DIRECTORS AND REGISTERED OFFICERS OF IAWS

The names of the directors of IAWS and their respective functions are as follows:

Name	*Age*	*Position*
Beatrice Dardis	63	Non-Executive Director
Brian Davy	66	Non-Executive Director
Denis Buckley	63	Non-Executive Director
Denis Lucey	71	Chairman
Hugo Kane	49	Executive Director
Noreen Hynes	55	Non-Executive Director
Owen Killian	54	Chief Executive Officer
Patrick McEniff	40	Chief Financial Officer
Paul Wilkinson	63	Non-Executive Director
William Murphy	63	Non-Executive Director

The registered office of IAWS is 151 Thomas Street, Dublin 8, Ireland.

3 MARKET QUOTATIONS

The following table shows the last dealt price for IAWS Shares as derived from the Daily Official List of the Irish Stock Exchange in each case on the first dealing day in each month from January to June inclusive, on 6 June 2008 (the latest Business Day prior to the commencement of the Offer Period) and at the close of business on 25 June 2008 (the latest practicable date before the posting of this document);

Date	*Dublin (€)*
2 January 2008	15.190
1 February 2008	13.715
3 March 2008	13.200
1 April 2008	15.285
1 May 2008	16.200
3 June 2008	16.200
6 June 2008	16.180
25 June 2008	15.05

4 SHAREHOLDING AND DEALINGS

(a) *Shareholding in IAWS relevant securities*

(i) At the close of business on 25 June 2008 (the latest practicable date to obtain the relevant information prior to the posting of this document), the interests of the directors of IAWS in IAWS relevant securities, which have been notified to IAWS under Section 53 of the Companies Act 1990 of Ireland or which were required to be entered in the register of directors' interests maintained under the provisions of Section 59 of that Act are as set out below:

Name	Number of IAWS Shares
Denis Lucey	2,500
Owen Killian	418,792
Patrick McEniff	32,769
Hugo Kane	207,631
Denis Buckley	4,500
Beatrice Dardis	12,300
J. Brian Davy	116,373
Noreen Hynes	2,000
William G. Murphy	12,342
Paul N. Wilkinson	13,000

Options

Name	*Number of Options over IAWS Shares*	*Exercise Date*	*Expiry Date*	*Exercise Price (€)*	*Number of ARYZTA Shares pursuant to Option Proposal*
Owen Killian	235,000	21.10.09	21.04.16	14.36	50,860
	60,000	19.04.09	19.10.15	11.65	14,995
	75,000	30.04.07	30.10.11	7.95	22,311
Hugo Kane	80,000	21.10.09	24.04.16	14.36	17,321
	65,000	19.04.09	19.10.15	11.65	16,245
	40,000	05.05.07	05.11.13	9.15	11,210
	65,000	21.10.11	21.04.16	14.36	14,073
Patrick McEniff	110,000	21.10.09	21.04.16	14.36	23,816
	45,000	19.04.09	19.10.15	11.65	11,246
	55,000	05.05.07	05.11.13	9.15	15,414
	75,000	21.10.11	21.04.16	14.36	16,238
	15,000	30.04.07	30.11.11	7.95	4,462

Convertible Shares

Name	*Number of Shares*	*Award Basis*	*Date of Issue*	*Conversion Premium (if any)*	*Number of ARYZTA Shares pursuant to Convertible Share Proposal*
Owen Killian	350,000	EEPS Award	19.04.07	€16.80	69,251
	300,000	EEPS Award	6.11.07	€14.23	69,363
	150,000	Matching Award Scheme	19.04.07	N/A	75,000
	225,000	Matching Award Scheme	06.11.07	N/A	112,500
Hugo Kane	200,000	EEPS Award	19.04.07	€16.80	39,572
	200,000	EEPS Award	06.11.07	€14.23	46,242
	75,000	Matching Award Scheme	19.04.07	N/A	37,500
	150,000	Matching Award Scheme	06.11.07	N/A	75,000
Patrick McEniff	200,000	EEPS Award	19.04.07	€16.80	39,572
	200,000	EEPS Award	06.11.07	€14.23	46,242
	75,000	Matching Award Scheme	19.04.07	N/A	37,500
	150,000	Matching Award Scheme	06.11.07	N/A	75,000

Contract for differences

Name	*Number of Reference IAWS Shares*	*Date of Contract*	*Reference Price*
Owen Killian	75,000	25.9.07	€15.17
Patrick McEniff	50,000	25.09.07	€15.25
	128,699	31.10.07	€15.60

(ii) The interests of ARYZTA and its concert parties in IAWS relevant securities, which have been notified to IAWS pursuant to the provisions of Transparency (Directive 2004/109/EC) Regulations 2007 and/or the Interim Transparency Rules issued by the Financial Regulator are the interests of Owen Killian and Patrick McEniff in IAWS relevant securities as set out in paragraph 4(a)(i) above and as set out below:

Name	*Number of IAWS Shares*
Albert Alderhalden	90,000
Denis Lucey	2,500

(iii) At the close of business on 25 June 2008 (the latest practicable date to obtain the relevant information prior to the posting of this document) the interests of persons in IAWS relevant securities who prior to the despatch of this document irrevocably committed themselves to vote in favour of the Scheme were the interests set out in paragraph 4(a)(i) above.

(iv) At the close of business on 25 June 2008 (the latest practicable date to obtain the relevant information prior to the posting of this document), the interests of the directors of ARYZTA in IAWS relevant securities are the interests of Owen Killian, Denis Lucey and Patrick McEniff in IAWS relevant securities as set out in paragraph 4(a)(i) above.

(v) At the close of business on 25 June 2008 (the latest practicable date to obtain the relevant information prior to the posting of this document), Credit Suisse and persons controlling, controlled by or under the same control as Credit Suisse, owned or controlled the following IAWS relevant securities:

Name	*Number of IAWS Shares*
Credit Suisse (Discretionary clients)	0
Credit Suisse (Own account)	61,807

(vi) At the close of business on 25 June 2008 (the latest practicable date to obtain this information prior to the posting of this document) persons controlling, controlled by or under the same control as Davy Corporate Finance, owned or controlled the following IAWS relevant securities.

Name	*Number of IAWS Shares*
J&E Davy (Discretionary clients)	869,018
J&E Davy (Own account)	-4,736

(vii) At the close of business on 25 June 2008 (the latest practicable date to obtain this information prior to the posting of this document), BNP Paribas and persons controlling, controlled by or under the same control as BNP Paribas, owned or controlled the following IAWS relevant securities.

Name	Number of IAWS Shares
BNP Paribas (Discretionary clients)	0
BNP Paribas (Own account)	21,416

(viii) At the close of business on 25 June 2008 (the latest practicable date to obtain the relevant information prior to the posting of this document), no partner or member of the professional staff of Matheson Ormsby Prentice (legal advisers to IAWS) professionally engaged in relation to the Acquisition, customarily engaged in the affairs of IAWS or who has been so engaged in the period of two years prior to the commencement of the Offer Period, owned or controlled IAWS relevant securities.

(ix) At the close of business on 25 June 2008 (the latest practicable date to the posting of this Scheme Document) no partner or member of the professional staff of KPMG (auditors to IAWS) professionally engaged in relation to the Acquisition, customarily engaged in the affairs of IAWS or who has been so engaged in the period of two years prior to the commencement of the Offer Period, owned or controlled any IAWS relevant securities.

(b) *Dealings in IAWS relevant securities*

(i) Dealings for value in IAWS relevant securities by the persons referred to in paragraph 4(a)(i) above during the Disclosure Period were as follows:

Name	*Transaction Type*	*Date*	*Quantity*	*Price/ Conversion Premium[7]/ Reference Price[8]/ Exercise Price[9]*
Patrick McEniff	Award under EIRP	24.09.07	14,523	—
	EEPS Award	06.11.07	200,000	€14.23
	Award under Matching Award Scheme	06.11.07	150,000	N/A
	Contract for Difference	25.09.07	50,000	€15.17
	Contract for Difference	31.10.07	128,699	€15.60
Owen Killian	Award under EIRP	24.09.07	37,197	€15.32
	Award under EEPS	06.11.07	200,000	€14.23
	Award under Matching Award Scheme	06.11.07	225,000	N/A
	Contract for Difference	25.09.07	75,000	€15.17
Hugo Kane	Award under EIRP	24.09.07	14,523	€15.32
	Exercise of Options	25.09.07	25,000	€7.95
	Exercise of Options	25.09.07	25,000	€9.15
	Award under EEPS	06.11.07	200,000	€14.23
	Award under Matching Award Scheme	06.11.07	150,000	N/A
Paul Wilkinson	Acquisition of IAWS Shares	27.07.07	2,000	€15.04
William Murphy	Acquisition of IAWS Shares	27.07.07	3,230	€15.06

7. Conversion premium is a reference to the conversion premium payable on the conversion of Convertible Shares, which are the subject of the Awards, to IAWS Shares. No such premium is payable in respect of Convertible Shares issued pursuant to the Matching Award Scheme.

8. Reference price is the reference price of the underlying securities at the time the contract for difference was entered into.

9. Exercise price is the price at which the relevant Option was exercised.

(ii) Dealings for value in IAWS relevant securities by ARYZTA or its concert parties during the Disclosure Period were the dealings of Owen Killian and Patrick McEniff in IAWS relevant securities as set out in paragraph 4(b)(i) above.

(iii) Save as disclosed in paragraph 4 (b) (i) above no person who has irrevocably committed to vote in favour of the Scheme has dealt in IAWS relevant securities during the Disclosure Period.

(iv) Aggregated dealings for value in IAWS relevant securities by persons, controlling, controlled by and under the same control as Davy Corporate Finance since the commencement of the Disclosure Period to the close of business on 25 June 2008 (the latest practicable date to obtain the relevant information prior to the posting of this document) were as follows:

Aggregated dealings for own account

	Bought			*Sold*		
Period	*No. of Ordinary Shares*	*Max Price*	*Min Price*	*No. of Ordinary Shares*	*Max Price*	*Min Price*
6 June 2007 to 29 June 2007	3,132,230	17.75	15.27	3,060,022	17.73	15.32
2 July 2007 to 31 July 2007	5,685,606	16.35	14.83	5,772,561	16.40	14.90
1 August 2007 to 31 August 2007	3,411,952	15.90	13.87	3,441,275	15.96	13.95
3 September 2007 to 28 September 2007	2,953,168	15.72	14.29	2,802,259	15.91	14.30
1 October 2007 to 31 October 2007	2,411,420	16.30	14.95	1,971,064	16.34	15.05
1 November 2007 to 30 November 2007	3,506,828	16.61	14.05	3,861,713	16.67	14.35
3 December 2007 to 31 December 2007	3,449,516	15.22	14.39	3,946,248	15.34	14.39
2 January 2008 to 31 January 2008	2,030,533	15.40	12.14	1,861,467	15.43	12.30
1 February 2008 to 29 February 2008	2,010,370	13.94	11.79	1,893,692	14.02	11.95
3 March 2008 to 31 March 2008	2,637,815	15.33	13.12	2,394,082	15.50	13.19
1 April 2008 to 30 April 2008	2,476,990	16.60	15.00	2,486,010	16.77	14.95
1 May 2008 to 30 May 2008	2,322,182	16.78	15.31	2,739,594	16.85	15.31
2 June 2008 to 6 June 2008	654,392	16.70	15.55	836,904	17.19	15.62
		Price Paid			Price Received	
4 June 2008	—	—	—	54	17.19	—
13 June 2008	—	—	—	15,000	15.69	—
13 June 2008	—	—	—	3,946	15.71	—
13 June 2008	—	—	—	14,900	15.80	—
16 June 2008	—	—	—	1,071	15.77	—
16 June 2008	—	—	—	198	15.79	—
16 June 2008	—	—	—	17	15.85	—
17 June 2008	—	—	—	417	15.37	—
17 June 2008	—	—	—	2,000	15.50	—
18 June 2008	—	—	—	330	15.00	—
19 June 2008	—	—	—	3,285	14.64	—
20 June 2008	—	—	—	218	14.60	—
20 June 2008	—	—	—	358	14.70	—

Aggregated dealings for discretionary clients

	Bought			Sold		
Period	*No. of Ordinary Shares*	*Max Price*	*Min Price*	*No. of Ordinary Shares*	*Max Price*	*Min Price*
1 June 2007 to 30 June 2007	169,800	17.30	15.65	—	—	—
1 July 2007 to 31 July 2007	19,360	16.15	15.06	10,500	16.28	15.20
1 August 2007 to 31 August 2007	21,451	15.85	14.14	—	—	—
1 September 2007 to 30 September 2007	100,460	15.47	14.50	—	—	—
1 October 2007 to 31 October 2007	6,422	16.30	15.70	16,980	15.95	15.00
1 November 2007 to 30 November 2007	—	—	—	48,740	16.24	14.40
3 December 2007 to 31 December 2007	3,282	15.05	14.85	11,224	15.20	14.80
2 January 2008 to 31 January 2008	6,350	13.80	13.42	12,490	14.30	13.38
1 February 2008 to 29 February 2008	5,785	13.00	11.95	18,055	13.32	12.95
3 March 2008 to 31 March 2008	1,550	14.05	13.99	32,830	14.80	14.55
1 April 2008 to 30 April 2008	70,530	16.00	15.30	6,700	16.35	15.16
1 May 2008 to 30 May 2008	170,216	16.20	15.61	33,215	16.70	15.70
2 June 2008 to 6 June 2008	2,800	16.04	16.00	3,002	16.61	15.97
		Price Paid			Price Received	
9 June 2008	—	—	—	10,000	16.90	—
9 June 2008	—	—	—	26	16.12	—
9 June 2008	—	—	—	171	16.11	—
9 June 2008	—	—	—	128	16.10	—
9 June 2008	—	—	—	2,800	15.82	—
11 June 2008	—	—	—	2,000	16.03	—
17 June 2008	—	—	—	500	15.63	—
18 June 2008	—	—	—	2,000	15.15	—
18 June 2008	—	—	—	4,000	15.20	—
18 June 2008	—	—	—	2,200	15.30	—
20 June 2008	—	—	—	5,000	14.60	—
24 June 2008	—	—	—	10,000	15.12	—
24 June 2008	—	—	—	64,710	15.18	—
24 June 2008	—	—	—	10,600	15.20	—
25 June 2008	—	—	—	11,726	15.45	—

A full list of the dealings by Davy on behalf of discretionary clients and its principal trading account will be available for inspection during usual business hours on any week day (Saturday, Sunday and public holidays excepted) from the date of this document until the Effective Date at the offices of Matheson Ormsby Prentice, 70 Sir John Rogerson's Quay, Dublin 2.

The dealings of entities controlled by or under the same control as Davy Corporate Finance in Ordinary Shares described above have been aggregated with the consent of the Panel. A full list of all dealings will be made available for inspection as described in paragraph 14 of this Part 9.

Except as disclosed above, entities controlled by or under the same control as Davy Corporate Finance have not dealt for value in relevant securities of IAWS during the Disclosure Period.

(v) Aggregated dealings for value in IAWS relevant securities by Credit Suisse and persons, controlling, controlled by and under the same control as Credit Suisse since the commencement of the Disclosure Period to the close of business on 25 June 2008 (the latest practicable date to obtain the relevant information prior to the posting of this document) were as follows:

Aggregated dealings for own account

	Bought			*Sold*		
Period	*No. of Ordinary Shares*	*Max Price*	*Min Price*	*No. of Ordinary Shares*	*Max Price*	*Min Price*
6 June 2007 to 29 June 2007	39,478	17.4600	16.4900	—	—	—
2 July 2007 to 31 July 2007	50,000	15.8237	15.8237	108,257	15.8354	15.7051
2 August 2007 to 31 August 2007	165,000	15.5132	14.0210	90,000	15.6705	15.6705
4 September 2007 to 28 September 2007	81,431	15.0225	14.3715	37,018	15.6500	15.2400
1 October 2007 to 30 October 2007	—	—	—	189,876	16.0759	15.3850
5 November 2007 to 30 November 2007	116,646	16.4450	14.4500	532,670	16.4770	14.7100
3 December 2007 to 31 December 2007	—	—	—	189,837	15.0950	14.5700
4 January 2008 to 31 January 2008	34,682	13.7202	13.2999	40,000	13.7294	13.6795
1 February 2008 to 29 February 2008	—	—	—	130,000	13.5287	12.4813
3 March 2008 to 31 March 2008	5,000	15.0300	15.0300	350,000	13.8142	13.4298
1 April 2008 to 30 April 2008	47,945	15.3484	15.3484	541,104	16.1257	15.7661
2 May 2008 to 30 May 2008	536,662	16.4279	15.6300	12,688	16.7150	15.7680
2 June 2008 to 6 June 2008	201,321	16.5515	15.5126	316,665	16.7000	15.5417
		Price Paid			Price Received	
9 June 2008	5,242	16.6827	16.2350	7,827	16.6827	16.2167
10 June 2008	2,053	16.0930	15.8000	25,383	16.0300	15.8000
11 June 2008	14,546	15.9500	15.7452	36,602	15.9500	15.8500
12 June 2008	55,369	15.9582	15.5000	29,062	15.9000	15.5000
13 June 2008	15,503	15.7281	15.5126	56,488	15.7979	15.7000
16 June 2008	7,612	15.7859	15.7400	11,153	15.7859	15.7400
17 June 2008	7,690	15.7500	15.3029	4,568	15.5417	15.5242
18 June 2008	318	15.4000	15.4000	-27,474	15.4000	15.0800
19 June 2008	0	0.0000	0.0000	-16,924	14.7150	14.7150
20 June 2008	0	0.0000	0.0000	0	0.0000	0.0000
23 June 2008	0	0.0000	0.0000	-17,853	14.9776	14.8629
24 June 2008	0	0.0000	0.0000	-8,640	15.2315	15.2315
25 June 2008	0	0.0000	0.0000	0	0.0000	0.0000

A full list of the dealings by Credit Suisse on behalf of discretionary clients will be available for inspection during usual business hours on any week day (Saturday, Sunday and public holidays excepted) from the date of this document until the Effective Date at the offices of Matheson Ormsby Prentice, 70 Sir John Rogerson's Quay, Dublin 2.

The dealings by Credit Suisse and entities controlled by or under the same control as Credit Suisse in Ordinary Shares described above have been aggregated with the consent of the Panel. A full list of all dealings will be made available for inspection as described in paragraph 14 of this Part 9.

Except as disclosed above, Credit Suisse and entities controlled by or under the same control as Credit Suisse have not dealt for value in relevant securities of IAWS during the Disclosure Period.

(vi) Aggregated dealings for value in IAWS relevant securities by BNP Paribas and persons controlling, controlled by and under the same control as BNP Paribas since the commencement of the Disclosure Period to the close of business on 25 June 2008 (the latest practicable date to obtain the relevant information prior to the posting of this document) are as follows:

Aggregated dealings for own account

Trading for own account

	Bought				*Sold*			
Period	*No. of Ordinary Shares*	*Max Price*	*Min Price*	*Trade Price*	*No. of Ordinary Shares*	*Max Price*	*Min Price*	*Trade Price*
6 June 2007 to 29 June 2007	1,847	17.73	15.50		30,709	17.73	15.90	
2 July 2007 to 31 July 2007	6,866	15.82	14.99		9,560	15.82	15.00	
1 August 2007 to 31 August 2007	42,000	15.95	14.00		12,903	15.67	14.20	
3 September 2007 to 28 September 2007	20,421	15.60	14.45		21,534	15.60	14.35	
1 October 2007 to 31 October 2007	30,692	16.25	15.17		4,850	16.05	15.01	
1 November 2007 to 30 November 2007	44,863	16.25	14.61		63,279	16.54	14.40	
3 December 2007 to 31 December 2007	53,151	15.35	14.50		40,806	15.07	14.60	
2 January 2008 to 31 January 2008	15,667	15.40	12.65		18,762	15.40	12.72	
1 February 2008 to 29 February 2008	11,985	13.40	12.30		9,882	13.45	12.35	
3 March 2008 to 31 March 2008	11,714	14.87	13.58		5,542	15.04	14.47	
1 April 2008 to 30 April 2008	60,399	16.64	15.25		40,029	16.62	15.33	
1 May 2008 to 30 May 2008	137,088	16.75	15.63		126,984	16.75	15.30	
2 June 2008 to 6 June 2008	19,485	16.15	15.84		32,546	16.20	15.84	
9/6/08	—			—	788		16.86	
10/6/08	44			15.80	—			—
10/6/08	44			15.80	—			—
10/6/08	—			—	44			15.80
10/6/08	408			15.80	—			—
11/6/08	—			—	100			15.74
11/6/08	—			—	110			15.74
11/6/08	—			—	217			15.95
11/6/08	—			—	202			15.78
11/6/08	—			—	442			15.79
11/6/08	—			—	442			15.79
11/6/08	67			16.00	—			—
11/6/08	—			—	338			15.78
11/6/08	—			—	287			16.00
12/6/08	623			15.87	—			—
12/6/08	—			—	47			15.87
12/6/08	—			—	576			15.87
13/6/08	5,501			15.80	—			—
13/6/08	—			—	68			15.85
13/6/08	—			—	25			15.84
13/6/08	—			—	360			15.86
13/6/08	—			—	433			15.80
13/6/08	—			—	289			15.73
13/6/08	—			—	721			15.80
13/6/08	—			—	216			15.86
13/6/08	—			—	360			15.86
13/6/08	—			—	720			15.80
13/6/08	—			—	4			15.85
13/6/08	—			—	216			15.74
13/6/08	—			—	145			15.86
13/6/08	—			—	72			15.83
13/6/08	—			—	432			15.72
13/6/08	—			—	648			15.80
13/6/08	—			—	360			15.86
13/6/08	—			—	71			15.74
13/6/08	—			—	361			15.80
13/6/08	317			15.78	—			—
16/6/08	17,424			15.82	—			—
16/6/08	—			—	102			15.74
16/6/08	—			—	165			15.75
16/6/08	—			—	400			15.77
16/6/08	—			—	16			15.80
16/6/08	—			—	720			15.84
16/6/08	—			—	720			15.84
16/6/08	—			—	73			15.84
16/6/08	—			—	560			15.80
16/6/08	—			—	555			15.75
16/6/08	—			—	720			15.95
16/6/08	—			—	80			15.95
16/6/08	—			—	144			15.75
16/6/08	—			—	34			15.95
16/6/08	—			—	717			15.95
16/6/08	—			—	720			15.68
16/6/08	—			—	720			15.75
16/6/08	1,770			15.80	—			—
16/6/08	—			—	432			15.95
16/6/08	—			—	144			15.90
16/6/08	—			—	647			15.88

Period	Bought No. of Ordinary Shares	Bought Max Price	Bought Min Price	Bought Trade Price	Sold No. of Ordinary Shares	Sold Max Price	Sold Min Price	Sold Trade Price
16/6/08	—			—	720			15.75
16/6/08	—			—	226			15.75
16/6/08	—			—	720			15.95
16/6/08	—			—	720			15.75
16/6/08	—			—	697			15.84
16/6/08	—			—	144			15.84
16/6/08	—			—	720			15.75
16/6/08	—			—	720			15.75
16/6/08	400			15.80	—			—
16/6/08	—			—	720			15.75
16/6/08	—			—	720			15.80
16/6/08	—			—	576			15.84
16/6/08	—			—	360			15.68
16/6/08	—			—	3			15.95
16/6/08	—			—	720			15.90
16/6/08	—			—	144			15.84
16/6/08	—			—	576			15.84
16/6/08	342			15.80	—			—
16/6/08	—			—	432			15.95
16/6/08	—			—	23			15.84
16/6/08	—			—	350			15.75
16/6/08	—			—	104			15.77
16/6/08	—			—	216			15.68
16/6/08	—			—	144			15.84
16/6/08	159			15.99	—			—
16/6/08	708			15.80	—			—
16/6/08	400			15.99	—			—
17/6/08	4,067			15.62	—			—
17/6/08	—			—	7			15.60
17/6/08	—			—	97			15.61
17/6/08	—			—	144			15.60
17/6/08	—			—	720			15.65
17/6/08	—			—	72			15.30
17/6/08	—			—	720			15.65
17/6/08	—			—	576			15.60
17/6/08	—			—	65			15.60
17/6/08	—			—	360			15.61
17/6/08	—			—	216			15.60
17/6/08	—			—	323			15.56
17/6/08	—			—	47			15.61
17/6/08	—			—	720			15.65
17/6/08	583			15.35	—			—
17/6/08	773			15.70	—			—
17/6/08	286			15.70	—			—
17/6/08	400			15.70	—			—
18/6/08	1,152			15.32	—			—
18/6/08	—			—	216			15.31
18/6/08	—			—	134			15.04
18/6/08	—			—	72			15.31
18/6/08	—			—	27			15.30
18/6/08	—			—	53			15.04
18/6/08	—			—	30			15.04
18/6/08	—			—	258			15.34
18/6/08	—			—	72			15.32
18/6/08	—			—	246			15.34
18/6/08	—			—	1			15.02
18/6/08	—			—	210			15.02
18/6/08	—			—	96			15.00
18/6/08	—			—	346			15.00
18/6/08	—			—	136			15.04
18/6/08	750			15.05	—			—
18/6/08	—			—	210			15.02
18/6/08	—			—	210			15.13
18/6/08	—			—	13			15.00
18/6/08	—			—	221			15.15
18/6/08	—			—	261			15.30
18/6/08	—			—	185			15.00
18/6/08	—			—	210			15.13
19/6/08	—			—	-360			15.12
19/6/08	500			14.672				
19/6/08	1,000			14.671				
19/6/08	504			15.12				
19/6/08	4			14.98				
19/6/08	—			—	-4			15

	Bought				Sold			
Period	No. of Ordinary Shares	Max Price	Min Price	Trade Price	No. of Ordinary Shares	Max Price	Min Price	Trade Price
19/6/08	—			—	-72			15.12
19/6/08	—			—	-72			15.12
23/6/08	—			—	-648			15
23/6/08	—			—	-720			15
23/6/08	—			—	-720			15
23/6/08	—			—	-288			14.97
23/6/08	—			—	-116			14.98
23/6/08	—			—	-504			15
23/6/08	—			—	-72			14.96
23/6/08	—			—	-72			14.95
23/6/08	—			—	-720			15
23/6/08	—			—	-42			15
23/6/08	—			—	-50			14.98
23/6/08	—			—	-288			14.95
23/6/08	—			—	-720			14.98
23/6/08	—			—	-576			14.95
23/6/08	—			—	-72			15.02
23/6/08	—			—	-72			14.95
23/6/08	—			—	-144			14.98
23/6/08	—			—	-720			14.98
23/6/08	—			—	-720			15
23/6/08	—			—	-720			15.001
23/6/08	—			—	-720			14.961
23/6/08	—			—	-720			15
23/6/08	—			—	-720			15
23/6/08	—			—	-720			15
23/6/08	—			—	-72			15
23/6/08	—			—	-720			15
23/6/08	—			—	-30			15
23/6/08	—			—	-720			15
23/6/08	—			—	21,168			14.9902
23/6/08	—			—	-720			14.98
23/6/08	—			—	-72			15.05
23/6/08	—			—	-720			15
23/6/08	—			—	-144			14.98
23/6/08	—			—	-720			15
23/6/08	—			—	-72			15
23/6/08	—			—	-216			15
23/6/08	—			—	-720			15
23/6/08	—			—	-432			15
23/6/08	—			—	-22			14.98
23/6/08	—			—	-360			14.96
23/6/08	—			—	-576			14.98
23/6/08	—			—	-432			15
23/6/08	—			—	-604			14.98
23/6/08	—			—	-576			14.98
23/6/08	—			—	-720			14.97
23/6/08	—			—	-720			15
23/6/08	—			—	-216			15
23/6/08	—			—	-720			15
24/6/08	—			—	-504			15.24
24/6/08	—			—	-311			15.4
24/6/08	—			—	-71			15.4
24/6/08	—			—	-399			15.11
24/6/08	—			—	-28			15.39
24/6/08	—			—	-43			15.5
24/6/08	—			—	-720			15.38
24/6/08	—			—	-720			15.1
24/6/08	—			—	-720			15.5
24/6/08	—			—	-44			15.39
24/6/08	—			—	-216			15.4
24/6/08	15,840			15.2249	—			—
24/6/08	—			—	-414			15.1
24/6/08	—			—	-144			15.16
24/6/08	—			—	-321			15.11
24/6/08	—			—	-72			15.11
24/6/08	—			—	-72			15.37
24/6/08	—			—	-72			15.1
24/6/08	—			—	-1			15.4
24/6/08	—			—	-328			15.11
24/6/08	—			—	-720			15.1
24/6/08	—			—	-288			15.37799
24/6/08	—			—	-64			15.15
24/6/08	—			—	-576			15.37101

Period	Bought: No. of Ordinary Shares	Bought: Max Price	Bought: Min Price	Bought: Trade Price	Sold: No. of Ordinary Shares	Sold: Max Price	Sold: Min Price	Sold: Trade Price
24/6/08	—			—	-720			15.2
24/6/08	—			—	-18			15.1
24/6/08	—			—	-504			15.11
24/6/08	—			—	-70			15.1
24/6/08	—			—	-720			15.1
24/6/08	—			—	-432			15.34901
24/6/08	—			—	-720			15.356
24/6/08	—			—	-183			15.4
24/6/08	—			—	-196			15.1
24/6/08	—			—	-144			15.1
24/6/08	—			—	-216			15.1
24/6/08	—			—	-216			15.1
24/6/08	—			—	-72			15.39
24/6/08	—			—	-74			15.1
24/6/08	—			—	-33			15.4
24/6/08	—			—	-72			15.5
24/6/08	—			—	-216			15.24
24/6/08	—			—	-29			15.5
24/6/08	—			—	-504			15.24
24/6/08	—			—	-216			15.37102
24/6/08	—			—	-392			15.11
24/6/08	—			—	-720			15.1
24/6/08	—			—	-720			15.1
24/6/08	—			—	-576			15.1
24/6/08	—			—	-296			15.15
24/6/08	—			—	-158			15.4
24/6/08	—			—	-179			15.37503
24/6/08	—			—	-504			15.40099
24/6/08	—			—	-92			15.1
25/6/08	—			—	-720			15.4
25/6/08	—			—	-720			15.2
25/6/08	—			—	-432			15.5
25/6/08	—			—	-288			15.3
25/6/08	—			—	-720			15.48
25/6/08	—			—	442			15.2
25/6/08	—			—	-720			15.5
25/6/08	—			—	26			15.19
25/6/08	—			—	-720			15.3
25/6/08	—			—	429			15.2
25/6/08	—			—	-720			15.4
25/6/08	—			—	-432			15.3
25/6/08	—			—	-720			15.4
25/6/08	—			—	-68			15.5
25/6/08	29			15.19	—			—
25/6/08	—			—	-432			15.3
25/6/08	—			—	-72			15.4
25/6/08	—			—	-4			15.5
25/6/08	7,920			15.3827	—			—
25/6/08	442			15.2	—			—
25/6/08	—			—	-144			15.4
25/6/08	—			—	-288			15.2
25/6/08	—			—	-720			15.5
25/6/08	262			15.19	—			—
25/6/08	254			15.19	—			—
25/6/08	203			15.19	—			—

Aggregated dealings for discretionary clients

Period	Bought		Sold	
	No. of Ordinary Shares	*Average Price*	*No. of Ordinary Shares*	*Average Price*
6 June 2007 to 29 June 2007	—	—	1,000	17.73
2 July 2007 to 31 July 2007	—	—	—	—
1 August 2007 to 31 August 2007	—	—	—	—
3 September 2007 to 28 September 2007	—	—	—	—
1 October 2007 to 31 October 2007	—	—	—	—
1 November 2007 to 30 November 2007	8,771	14.80	8,771	14.80
3 December 2007 to 31 December 2007	—	—	—	—
2 January 2008 to 31 January 2008	—	—	—	—
1 February 2008 to 29 February 2008	—	—	—	—
3 March 2008 to 31 March 2008	—	—	—	—
1 April 2008 to 30 April 2008	32,090	16.28	—	—
1 May 2008 to 30 May 2008	2,100	15.93	—	—
2 June 2008 to 6 June 2008	—	—	2,370	16.00
12/06/2008	—	—	576	15.87
12/06/2008	—	—	47	15.87
13/06/2008	—	—	25	15.84
13/06/2008	—	—	432	15.72
13/06/2008	—	—	289	15.73
13/06/2008	—	—	71	15.74
13/06/2008	—	—	216	15.74
13/06/2008	—	—	433	15.80
13/06/2008	—	—	720	15.80
13/06/2008	—	—	721	15.80
13/06/2008	—	—	648	15.80
13/06/2008	—	—	72	15.83
13/06/2008	—	—	216	15.86
13/06/2008	—	—	360	15.86
13/06/2008	—	—	145	15.86
13/06/2008	—	—	360	15.86
13/06/2008	—	—	360	15.86
13/06/2008	—	—	72	15.85
13/06/2008	—	—	361	15.80
16/06/2008	—	—	720	15.68
16/06/2008	—	—	216	15.68
16/06/2008	—	—	360	15.68
16/06/2008	—	—	144	15.84
16/06/2008	—	—	144	15.84
16/06/2008	—	—	576	15.84
16/06/2008	—	—	576	15.84
16/06/2008	—	—	144	15.90
16/06/2008	—	—	720	15.84
16/06/2008	—	—	720	15.84
16/06/2008	—	—	720	15.84
16/06/2008	—	—	144	15.84
16/06/2008	—	—	720	15.88
16/06/2008	—	—	720	15.90
16/06/2008	—	—	504	15.77
16/06/2008	—	—	720	15.95
16/06/2008	—	—	432	15.95
16/06/2008	—	—	720	15.95
16/06/2008	—	—	432	15.95
16/06/2008	—	—	720	15.95
16/06/2008	—	—	216	15.85
16/06/2008	—	—	720	15.75
16/06/2008	—	—	576	15.80
16/06/2008	—	—	720	15.80
16/06/2008	—	—	720	15.75
16/06/2008	—	—	720	15.75

Period	Bought: No. of Ordinary Shares	Bought: Average Price	Sold: No. of Ordinary Shares	Sold: Average Price
16/06/2008	—	—	720	15.75
16/06/2008	—	—	576	15.75
16/06/2008	—	—	720	15.75
16/06/2008	—	—	720	15.75
16/06/2008	—	—	144	15.75
16/06/2008	—	—	720	15.75
17/06/2008	—	—	720	15.65
17/06/2008	—	—	720	15.65
17/06/2008	—	—	720	15.65
17/06/2008	—	—	144	15.61
17/06/2008	—	—	360	15.61
17/06/2008	—	—	216	15.60
17/06/2008	—	—	144	15.60
17/06/2008	—	—	576	15.60
17/06/2008	—	—	72	15.60
17/06/2008	—	—	323	15.56
17/06/2008	—	—	72	15.30
18/06/2008	—	—	504	15.34
18/06/2008	—	—	72	15.31
18/06/2008	—	—	216	15.31
18/06/2008	—	—	72	15.32
18/06/2008	—	—	288	15.30
19/06/2008	—	—	—	—
20/06/2008	—	—	—	—
23/06/2008	—	—	—	—
24/06/2008	—	—	—	—
25/06/2008	—	—	—	—

A full list of the dealings by BNP Paribas will be available for inspection during usual business hours on any week day (Saturday, Sunday and public holidays excepted) from the date of this document until the Effective Date at the offices of Matheson Ormsby Prentice, 70 Sir John Rogerson's Quay, Dublin 2.

The dealings by BNP Paribas and entities controlled by or under the same control as BNP Paribas in Ordinary Shares described above have been aggregated with the consent of the Panel. A full list of all dealings will be made available for inspection as described in paragraph 14 of this Part 9.

Except as disclosed above, BNP Paribas and entities controlled by or under the same control as Credit Suisse have not dealt for value in relevant securities of IAWS during the Disclosure Period.

(vii) No partner or member of the professional staff of Matheson Ormsby Prentice Solicitors professionally engaged in relation to the Acquisition, customarily engaged in the affairs of IAWS or who has been so engaged in the period of two years prior to the commencement of the Offer Period has dealt in IAWS relevant securities during the Disclosure Period.

(viii) In accordance with KPMG policy no partner or member of the professional staff of KPMG engaged in relation to the Acquisition, customarily engaged in the affairs of IAWS or who has been so engaged in the period of two years prior to the commencement of the Offer Period, has dealt in IAWS relevant securities during the Disclosure Period.

(c) Save as disclosed in paragraph 4(a)(ii) and 4(b)(ii) above neither ARYZTA nor any of the directors of ARYZTA, nor to the best of the knowledge of each of the directors of ARYZTA, whose names are set out in Part 5B of this document, no persons deemed to be acting in concert with ARYZTA owns or controls any IAWS Shares or any securities convertible into, rights to subscribe for or options (including traded options) in respect of, or any derivatives referenced to, any IAWS Shares or securities of IAWS which confer substantially the same rights as IAWS Shares ("relevant securities" and relevant securities of ARYZTA shall be construed accordingly), nor has any such person dealt for value therein during the Disclosure Period.

(d) IAWS is the registered owner of the entire issued share capital of ARYZTA and none of the directors of ARYZTA nor to the best of the knowledge of each of the directors of ARYZTA, whose names are set out at Part 5B of this document, does any person deemed to be acting in concert with ARYZTA own or control any relevant securities of ARYZTA, nor has any such person dealt for value therein during the Disclosure Period.

(e) Save as disclosed in this paragraph 4, neither:

(i) any subsidiary of IAWS, nor any pension fund of IAWS or any of its subsidiaries nor any financial or other professional adviser of IAWS (including stockbrokers but excluding exempt market makers or exempt fund managers) who is providing advice to IAWS in relation to the Acquisition, including any person controlling, controlled by or under the same control as any such financial, or other professional adviser; nor

(ii) any subsidiary of ARYZTA, nor any pension fund of ARYZTA or any of its subsidiaries nor any financial or other professional adviser of ARYZTA (including stockbrokers but excluding exempt market makers or exempt fund managers) who is providing advice to ARYZTA in relation to the Acquisition, including any person controlling, controlled by or under the same control as any such financial, or other professional adviser; nor

(iii) (any discretionary fund manager (other than an exempt fund manager) connected with IAWS;

owns or controls any relevant securities of IAWS and/or ARYZTA as at the close of business on 25 June 2008 (the latest practicable date to obtain the relevant information prior to the posting of this document), nor has any such person as is mentioned in sub-paragraphs (i), (ii) or (iii) above dealt for value therein since the commencement of the Disclosure Period to the close of business on 25 June 2008 (the latest practicable date to obtain the relevant information prior to the posting of this document).

(f) Neither ARYZTA nor any person acting in concert with ARYZTA nor so far as ARYZTA and its directors are aware no associate of ARYZTA has any arrangement with any other person in relation to relevant securities of IAWS and/or ARYZTA, nor has any such person dealt for value in such securities during the period beginning 12 months prior to the commencement of the Offer Period and ending on 25 June 2008 (the latest practicable date prior to the posting of this document). For these purposes "arrangement" includes any indemnity or option arrangements and any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which may be an inducement to deal or refrain from dealing.

(g) So far as IAWS, its directors and any associate of IAWS are aware, neither IAWS nor any associate of IAWS has any arrangement with any other person in relation to relevant securities. For these purposes "arrangement" includes any indemnity or option arrangements and any agreement of understanding, formal or informal, of whatever nature, relating to relevant securities which may be an inducement to deal or refrain from dealing.

(h) Save as disclosed herein above, neither IAWS nor any of the directors of IAWS nor any members of their immediate families or persons connected with them (within the meaning of Part IV of the Companies Act 1990 of Ireland) owns or is directly or indirectly interested in any relevant securities in ARYZTA, nor has any such person dealt for value therein during the Disclosure Period.

(i) IAWS has not redeemed or purchased any relevant securities in IAWS during the Disclosure Period.

(j) Save as set out in paragraph (d) above no relevant securities in ARYZTA are owned or controlled by IAWS, its directors, IAWS subsidiaries, a pension fund of IAWS, any associate of IAWS, or any of its subsidiaries, a bank, financial or other professional adviser to IAWS.

(k) References in this paragraph 4 to:

(i) an "associate" are to:

(A) subsidiaries and associated companies of IAWS and ARYZTA and companies of which any such subsidiaries or associated companies are associated companies;

(B) banks, financial and other professional advisers (including stockbrokers) (acting in relation to the Acquisition) to IAWS or ARYZTA or a company referred to in (a) above, including persons controlling, controlled by or under the same control as such banks, financial or other professional advisers;

(C) the directors of IAWS, the directors of ARYZTA and the directors of any company referred to in (a) above (together in each case with their close relatives and related trusts);

(D) the pension funds of IAWS or a company referred to in (a) above; and

(E) an investment company, unit trust or other person whose investments an associate (as otherwise defined in this paragraph (j)) manages on a discretionary basis, in respect of the relevant investments accounts;

(l) a "bank" does not apply to a bank whose sole relationship with ARYZTA or IAWS or a company covered in paragraph (k)(i)(A) above is the provision of normal commercial banking service or such activities in connection with the Acquisition as handling acceptances and other registration work.

(m) For the purposes of this paragraph 4, ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of associated company status and "control" means a holding, or aggregate holdings, of shares carrying 30 per cent. or more of the voting rights attributable to the share capital of the company which are currently exercisable at a general meeting, irrespective of whether the holding or aggregate holding gives de facto control.

(n) To the extent that any dealings are disclosed by persons deemed to be acting in concert with ARYZTA following the announcement of the Scheme and before the Scheme becomes effective details of such dealings will be put on display at the offices of Davy Corporate Finance.

5 FIVE PERCENT SHAREHOLDERS

The following persons will, based on their shareholdings as at 25 June 2008 (the latest practicable date prior to the posting of this document) have an interest, direct or indirect, of 5% or more in any class of securities in ARYZTA upon completion of the Merger:

Name	*Address*	*Percentage Interest in ARYZTA relevant securities*
Bank of Ireland Nominees Limited	International Financial Services Centre 1 Harbourmaster Place Dublin 1	19.55%
Fidelity International Limited	PO Box HM670 Hamilton HMCX Bermuda.	10.42%
Lion Capital	Lion/Hotel Dutch 1 B.V. Fred Roekestraat 123-1 1076 EE Amsterdam Netherlands	8.04%

6 MATERIAL CONTRACTS

(a) ARYZTA

The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by ARYZTA since its date of incorporation and are or may be material:

Facility Agreement

By a facility agreement dated 20 June 2008 between, amongst others, The Governor and Company of the Bank of Ireland as agent, ARYZTA as borrower, and the financial institutions named therein as Lenders, the Lenders agreed, subject to satisfaction of the conditions precedent specified therein (including completion of the Merger), to make a revolving loan facility in an amount of up to €795,000,000 available to ARYZTA and those other members of the Enlarged Group that subsequently accede thereto as borrowers to be used to repay the existing €600,000,000 facilities of the IAWS Group and the existing CHF245,000,000 facilities of the Hiestand Group, to pay costs and expenses incurred in relation to the Merger and for the general corporate and working capital purposes of the Enlarged Group. The obligations of the Borrowers in respect of the facility are to be secured by guarantees given by various members of the Enlarged Group and by a share mortgage over the entire issued share capital of Blixen Limited (a member of the IAWS Group). The facility is due to expire on 20 June 2013. IAWS will become a party to the Agreement following completion of the Merger.

Business Combination Agreement

IAWS, ARYZTA and Hiestand have entered into the Business Combination Agreement. The Business Combination Agreement provides for various matters relating to the implementation of the Merger and, in particular, provides for the convening of the relevant shareholder meetings of IAWS, ARYZTA and Hiestand, the composition of the board of ARYZTA, the exchange ratios to be applied in relation to the Merger and the conditions which are to apply to the Acquisition and to the Hiestand Merger.

The parties agree to exchange information which is relevant to the Merger with each other. The Business Combination Agreement also provides that if an event occurs which negatively affects the value of either IAWS or Hiestand by at least 10% the parties will seek to agree an adjustment to the exchange ratios applying for the purposes of the Merger. If agreement is not reached on such adjustment, then shareholders of the entity unaffected by the event will be given an opportunity to vote to withdraw from the Merger. IAWS and Hiestand each agree not to do any of the following acts without the consent of the other:-

- issue new shares other than pursuant to pre-existing commitments;
- acquire its own shares or shares of the other party except in the relation to the acquisition by IAWS of the Hiestand Shares of Lion Capital and the issue of shares pursuant to the Group Share Schemes of IAWS;
- acquisitions or divestments with a value exceeding CHF20 million and transactions of unusual strategic importance, other than transactions specifically disclosed by the parties to each other;
- make material changes in employment contracts with senior executives other than in the ordinary course of business;
- pay a dividend or issue bonus shares;
- any act that is not in the ordinary course of business.

Hiestand Merger Agreement

ARYZTA and Hiestand have entered into the Hiestand Merger Agreement. The Hiestand Merger Agreement provides for the implementation of the Hiestand Merger. In particular, it provides for the exchange ratio to be applied in the context of the Hiestand Merger, the manner in which the exchange of Hiestand Shares for ARYZTA Shares is to be performed and the convening of shareholder meetings of ARYZTA and Hiestand. The Hiestand Merger Agreement also provides for the conditions which are to apply to the Hiestand Merger.

(b) IAWS

The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by IAWS within 2 years of the date of this document and are or my be material:

Lion Share Purchase Agreement

IAWS has entered into a share purchase agreement (the "**Lion SPA**") with Lion/Hotel Dutch 1 B.V. ("**Lion**"), pursuant to which IAWS has agreed to purchase 170,000 shares of Hiestand from Lion. The consideration for the purchase of the shares under the Lion SPA consists of (a) the allotment to Lion (or any of its subsidiaries or any of its affiliates designated by Lion) of approximately 12,700,000 IAWS Shares; and (b) the payment to Lion of the sum of €30 million. Completion of the SPA is conditional upon the fulfilment or waiver of certain Polish, German and Irish anti-trust clearances. Pursuant to the Lion SPA, in the event that the Swiss Takeover Board determines that the signing or completion of the Lion SPA means that Lion and/or its beneficial owner on the one hand and IAWS on the other hand are acting in concert and that triggers a mandatory offer or other similar material action by Lion and/or the beneficial owner of Lion in relation to Hiestand under the relevant Swiss takeover legislation, IAWS shall indemnify and reimburse on a pound for pound basis Lion and its beneficial owner for any liability, obligation, loss, cost, damage or other expense suffered by Lion and its beneficial owner arising out of or in connection with such mandatory offer or other similar material action. The maximum liability of IAWS under such indemnity shall be limited to such maximum amount as would not be treated as a "Class 1 transaction" for the purposes of Chapter 10 of the UK Listing Authority's Listing Rules.

Note Purchase Agreement

IAWS Finance PP Limited (a member of the IAWS Group) has raised funds by the issue of senior notes in the amount of US$450,000,000 under a note purchase and guarantee agreement dated 13 June 2007. The notes were previously placed with investors in the US and comprise the following three classes:

- $150,000,000 5.72% Guaranteed Series A Senior Notes due June 13, 2014;
- $250,000,000 5.86% Guaranteed Series B Senior Notes due June 13, 2017; and
- $50,000,000 5.96% Guaranteed Series C Senior Notes due June 13, 2019 (together with the Series A and Series B Notes the "Notes").

The obligations of IAWS Finance PP Limited in respect of the Notes are guaranteed by various members of the Group.

Shared Services Agreement

Shared Services Agreement dated 29 May 2007 between IAWS and Origin ("**Shared Services Agreement**"), whereby subject to the terms and conditions of the Shared Services Agreement, IAWS agreed to supply services or procure that services be supplied to such companies within the Origin group as may be specified by Origin. IAWS agreed to provide the relevant services to equivalent standards and exercise the same degree of care as is the case when executing equivalent functions on its own account.

IAWS is entitled to terminate the provision of one or more or all of the services which it is due to provide by delivery of a notice of termination to Origin giving not less than 6 months' notice of withdrawal of such services, given at any time following the expiration of 18 months from the date of the Shared Services Agreement save that, in the case of IT services, the relevant notice period is 18 months (given at any time following the expiration of 18 months from the date of the Shared Services Agreement). Termination may also arise on the occurrence of certain specified insolvency events.

The services to be provided by IAWS to Origin consist of financial reporting, internal audit, treasury services, taxation services, in-house legal and company secretarial services, information technology and the provision of serviced office facilities.

Deed of Counter Indemnity

Deed of Counter Indemnity dated 29 May 2007 between IAWS and Origin ("**Deed of Counter Indemnity**"), whereby subject to the provisions of the Deed of Counter Indemnity, Origin, for itself and its group of companies, agreed to indemnify and hold harmless IAWS and any member of the Group in respect of all and any obligations by way of guarantee, indemnity or like obligation (and howsoever described) undertaken by IAWS or any member of the Group for the benefit of and/or at the request or direction of and/or with a view to support or secure or provide comfort in respect of the obligations of one or more of Origin and/or any of its group of companies.

Licence Agreement

Licence Agreement dated 29 May 2007 between IAWS and Origin, ("**Licence Agreement**"), whereby subject to the provisions of the Licence Agreement IAWS agreed for itself and any relevant member of the Group to permit Origin and any relevant Origin group company to continue to use certain IAWS trade marks and brands in connection with their respective businesses, on a royalty free basis, for a period of up to 3 years from the date of the Origin initial public offering.

Merger Agreement

Otis Spunkmeyer Holdings, Inc. ("**OSH**"), OSI Holdings Corporation ("**OHC**") (an entity controlled by IAWS), OSI Acquisition Corporation (a wholly-owned subsidiary of OHC) ("**OSIAC**"), IAWS and Code Hennessey & Simmons IV, L.P. (**CHS**) entered into an Agreement and Plan of Merger on 13 October 2006 (the "**Spunkmeyer Merger Agreement**") pursuant to which OHC acquired all the issued outstanding shares in OSH in a reverse subsidiary merger transaction (the "**Spunkmeyer Acquisition**"). On completion of the merger contemplated by the Spunkmeyer Merger Agreement on 2 November 2006 ("**Completion Date**"), OSIAC merged with OSH. OSH succeeded to all assets, liabilities, rights and obligations of OSIAC and OSH. CHS acted as agent and representative of the selling shareholders. Based on a closing enterprise value of OSH of US$561m, the Spunkmeyer Merger Agreement provided for a cash consideration for the shares in OSH of US$340m with a potential for additional payments to stock and option holders contingent on the achievement of agreement performance milestones, up to a maximum of US$25m. US$25m of the consideration was placed in an escrow account until September 15, 2007 to secure OHC's indemnification rights under the Spunkmeyer Merger Agreement.

Under the Spunkmeyer Merger Agreement, OSH provided customary warranties to OHC and OSIAC, including concerning due incorporation, capacity to enter into the Spunkmeyer Merger Agreement, capitalisation, subsidiaries, real estate holdings, financial statements, tax, litigation, contractual arrangements, compliance with laws, employee relations benefit plans, ownership of intellectual property, the lack of entitlement of any third party to a brokerage fee in connection with the transaction and environmental matters. OHC provided certain warranties to the selling shareholders and OSH including concerning due incorporation, capacity, litigation, non-contravention of the Spunkmeyer Merger Agreement with existing contracts to which OHC was party and OHC's financing arrangements for the Otis Spunkmeyer Acquisition.

The warranties given by OSH expired on September 15, 2007, save those in relation to due incorporation, capacity, capitalisation, subsidiaries and brokerage fees ("**Fundamental Warranties**"), which survive indefinitely, and those in relation to tax, which survive until fully performed and satisfied in accordance with the Spunkmeyer Merger Agreement. The warranties given by OHC expired on September 15, 2007, save those in relation to due incorporation, capacity and brokerage fees, which survive indefinitely.

Each selling shareholder indemnified OHC on a several basis against losses suffered arising out of (i) a breach of the Fundamental Warranties by that selling shareholder; (ii) losses incurred by OHC as a result of shareholder lawsuits or dissenter's rights; (iii) the breach by a selling shareholder of the Seller Covenants (as defined below) and (iv) in the case of fraud. In addition, the selling shareholders severally indemnified OHC against certain potential tax liabilities of OSH and its subsidiaries. Save in the case of fraud, where the liability is unlimited, the limit of each selling shareholder's liability under these indemnities is the net proceeds received by him for his shares in OSH under the Spunkmeyer Merger Agreement. Each selling shareholder's obligation to indemnify in this respect only applies to the extent that their respective liability has not been duly satisfied out of the escrow account. OHC indemnified CHS and the selling shareholders against all losses incurred arising out of (i) a breach of any warranties given by OHC and (ii) the IP Purchase Agreement (as defined below) ("**IP Indemnity**").

The selling shareholders covenanted not to solicit any employees of OSH or any if its subsidiaries (or persons who were employees of such within the period of 6 months prior to the Completion Date) for a period of 5 years from the Completion Date. The selling shareholders also agreed with effect from the Completion Date not to disclose or use for their own benefit any trade secrets (including product formulae, recipes, know-how, techniques and technical information) of OSH and its subsidiaries ("**Seller Covenants**").

IAWS guaranteed the due and punctual performance of OHC's obligations in respect of the IP Indemnity. OHC's liability under its guarantee of the IP Indemnity is limited to the purchase price paid by the purchaser under the IP Purchase Agreement.

IP Purchase Agreement

IAWS Technology & Global Services Limited (**ITGSL**) entered into an Intellectual Property Purchase Agreement with Otis Spunkmeyer, Inc. (**OSI**) on 13 October 2006 ("**IP Purchase Agreement**") pursuant to which ITGSL acquired certain intellectual property from OSI including all non-US copyrights, patents and trademarks owned by OSI and certain proprietary rights purchased by OSI under an asset purchase agreement made with Jeffrey McDonald, David Merkel and Merkel McDonald, Inc. dated 22 September 2005 ("**Purchased IP**"). OSI also granted ITGSL an exclusive licence ("**Exclusive Licence**") for use in the world (excluding the USA) over the know-how of OSI including trade secrets, confidential business information, marketing plans, methods, recipes and ingredient lists ("**Licensed Know-How**"). ITGSL has the right to sublicense or permit the use of this know-how to third parties. The purchase price paid for the Licensed Know-How and the Purchased Assets was equivalent to their fair market value, as determined by an independent appraiser. The Exclusive Licence expires 99 years from the Completion Date. OSI provided certain warranties to ITGSL, including in relation to its title to the Purchased IP and the Licensed Know-How and its non-infringement of any third party's intellectual property rights as a result of its use of the Purchased IP and Licensed Know-How.

Management Exchange Agreement

OHC, OSH, OSIAC and certain shareholders in OSH ("**Managers**") entered into a Management Exchange Agreement on 13 October 2006 ("**Management Exchange Agreement##**). The Management Exchange Agreement provided for the Managers to be entitled to exchange a portion of their shareholding in OSH for interests in shares in OSIAC and an interest in the Installment Payment Agreement (as defined below). In addition, the Management Exchange Agreement contained covenants from the Managers that from the Completion Date and until the earlier to occur of (i) OSH no longer conducting the business of manufacturing, marketing and distributing cookies, muffins and frozen bread dough and (ii) the second anniversary of the Completion Date, such Managers would not directly or indirectly engage or have an ownership interest (other than de minimis interests in listed companies) in any business which competes with OSH's business.

Installment Payment Agreement

OSH and the Managers entered into an Installment Payment Agreement on 2 November 2006 ("**Installment Payment Agreement**") pursuant to which OSH agreed to make an aggregate cash payment of up to US$25m conditional upon the achievement of specified financial targets by OSH for the financial years 2008 to 2011. In addition, OSH has agreed to make cash payments to each Manager on the earlier to occur of (i) 31 March 2011; and (ii) a change of control of IAWS or OSH that qualifies as a "change in control event" for the purposes of Section 409A of the U.S. Internal Revenue Code of 1986, as amended.

The above contracts are the only contracts (not being contracts entered into in the ordinary course of business) that have been entered into by IAWS or any member of the Group within the two years immediately preceding the Offer Period which are or may be material or which have been entered into by IAWS or any member of the Group at any other time and which contain provisions under which IAWS or any member of the Group has an obligation or entitlement that is material to the Group as at the date of this document. The Acquisition will not qualify as a "change in control event" for this purpose.

7 DIRECTORS' SERVICE CONTRACTS

Neither IAWS nor any member of the IAWS Group has entered into a service contract with any member of the IAWS Board, the remaining duration of which exceeds a period of 12 months from the date of this document.

8 SOURCES OF INFORMATION AND BASES OF CALCULATION

Unless otherwise stated, in this document:

(a) The financial information on the IAWS Group is extracted from the audited consolidated results of the IAWS Group for the financial years ended 31 July 2005, 31 July 2006, 31 July 2007 and the interim results of the IAWS Group for the 6 month period ended 31 January 2008.

(b) References to a percentage of the IAWS Shares are based on 127,338,235 shares in issue at 25 June 2008 but do not include any shares to be issued to IAWS Option Holders under the Group Share Schemes or to the holders of Convertible Shares on conversion of Convertible Shares.

(c) Any reference in this document to the share capital of ARYZTA being calculated on a fully diluted basis refers to the issued share capital of ARYZTA following the issue of ARYZTA Shares to the participants in the Group Share Schemes in accordance with the proposals to be made to them, assuming that such participants take up their full entitlements pursuant to such proposals.

(d) IAWS Share prices are sourced from the Daily Official List.

(e) Hiestand Share prices are sourced from Bloomberg.

9 REPUBLIC OF IRELAND TAXATION

9.1 Republic of Ireland Shareholders – Overview

This Section 9 is an overview of the likely Irish tax consequences of the Scheme, as well as of the holding and disposal of ARYZTA Shares. It is intended as a general guide only and is based on current Irish tax legislation and published practice of the Irish Revenue Commissioners as at the date of this document. Both are subject to change, possibly with retroactive effect.

It relates only to holders of Scheme Shares who are absolutely entitled as beneficial owner of those shares; who hold them as a capital investment; and, except where otherwise expressly stated, who are tax resident (and, in the case of an individuals, ordinarily tax resident, and domiciled) in the Republic of Ireland.

It does not apply to other types of shareholders such as those who acquire the shares by reason of their employment, in the course of a trade or as dealers in securities, or through collective investment schemes and insurance companies.

Holders of Scheme Shares are advised to consult with their own tax advisers regarding the tax implications of the Scheme and the holding and disposal of ARYZTA Shares because the tax consequences will differ depending on the specific facts and circumstances of each such holder.

As the Irish tax code provides that any shares held by a nominee are deemed to be held by the beneficial owner of those shares there should be no Irish tax impact for shareholders who hold their ARYZTA Shares through ARYZTA DI's where the Depository holds the shares as a nominee.

9.2 Irish taxation implications on implementation of the Scheme

(a) Tax Implications for Irish Tax Resident Investors

(b) Acquisition of ARYZTA Shares

The Scheme should constitute a "scheme of reconstruction or amalgamation", effected for *bona fide* commercial purposes and not part of a tax avoidance arrangement, within the meaning of section 587 of the Taxes Consolidation Act 1997. Accordingly, holders of the shares in IAWS should be treated as though there was no disposal of those shares, and as though the shares in ARYZTA were acquired at the same time and for the same consideration as the original shares in IAWS.

Accordingly, on any future disposal of the ARYZTA Shares received under the Scheme, the shareholders of those shares should be treated as having the same base cost for Irish tax purposes as they had in their corresponding Scheme Shares. Due to the two for one ratio under the Scheme, this will result in each ARYZTA Share having a base cost equal to twice the base cost that the shareholder concerned previously had in the corresponding Scheme Shares.

9.3 Tax Implications on Disposal of Fractional Interests

Under the terms of the Scheme, any fractional interests will be disposed of, which will result in a part disposal of the ARYZTA Shares by any shareholder who holds a fractional interest.

All disposals of chargeable assets by persons within the charge to Irish tax on chargeable gains should be reported on the appropriate tax return regardless of whether any tax is actually payable.

Scheme Shareholders who are within the charge to Irish capital gains tax by virtue only of being ordinarily Irish tax resident should consult their own tax advisers as to the interaction of the double taxation convention, if any, between their country of residence and the Republic of Ireland.

Scheme Shareholders who are not domiciled in the Republic of Ireland or the UK for tax purposes are subject to capital gains tax on the remittance basis in respect of gains realised on foreign assets. As ARYZTA is a company registered outside the Republic of Ireland, its shares should constitute foreign assets. Such shareholders should consult their own tax advisers.

9.4 Tax Treatment of Shareholders who are Not Resident in Ireland

Shareholders who are not tax resident, or if individuals, ordinarily tax resident in Ireland, are only subject to Irish capital gains tax in respect of shares where, amongst other specific rules applicable to mining or life assurance companies, one of the two following conditions are met.

(a) The shares derive the greater part of their value from Irish land, or

(b) The shares are used in, or for the trade that the non-resident carries on in Ireland through a branch or agency

9.5 Irish Stamp Duty

No Irish stamp duty should be payable by either the Scheme Shareholders or ARYZTA as a result of the implementation of the Scheme.

9.6 Taxation of future dividends from ARYZTA

Swiss dividend withholding tax at a rate of 35% will be levied on any dividends paid out of reserves or "paid in surplus" prior to 1 January 2011. Irish tax resident investors may be entitled to a partial refund of this under the terms of the double taxation convention in place between Ireland and Switzerland. Any such tax not so refunded may be creditable against the resulting Irish tax liability, if any, on such dividend income. Under recently passed Swiss legislation repayments out of "paid in surplus" will be exempt from withholding tax from 1 January 2011.

Individual shareholders who are taxed on the remittance basis by virtue of their tax domicile will be subject to Irish tax on any dividends received from ARYZTA to the extent that such income is remitted to Ireland.

For further detail on the ARYZTA dividend policy see paragraph 10 of Part 1 of this document.

9.7 Irish Capital Gains Tax on Future Disposals of ARYZTA shares

Irish resident (or, in the case of individuals ordinarily resident) shareholders will be generally subject to tax on chargeable gains realised on disposals of ARYZTA Shares. Shareholders who are non-Irish tax resident but are ordinarily Irish tax resident are generally subject to Irish capital gains tax but this will depend on the terms of any applicable double taxation convention between the country in which they reside and Ireland. Such individuals should seek their own tax advice in this regard.

As described above under, "Acquisition of ARYZTA shares", gains on disposals of ARYZTA Shares should be calculated for tax purposes as if the ARYZTA shares were acquired for the same cost and at the same time as the corresponding original Scheme Shares (subject to the correct application of the exchange ratios and taking into account any cash received in respect of fractional interests).

Scheme Shareholders who are not domiciled in the Republic of Ireland or the UK for tax purposes are subject to capital gains tax on the remittance basis in respect of gains realised on foreign assets. As ARYZTA is a company registered outside the Republic of Ireland, its shares should constitute foreign assets. Such shareholders should consult their own tax advisers.

9.8 Tax Treatment of Investors who are Temporarily Non-Resident in Ireland

Specific anti-avoidance rules may apply to shareholders who are temporarily non-resident in Ireland at the time that they dispose of shares and their tax treatment will depend on the location in which they are resident and the terms of the particular effective double taxation convention, if any, with Ireland. Such individuals should consult their own tax adviser.

9.9 Irish Stamp Duty on future transactions in ARYZTA Shares

As ARYZTA is a company incorporated in Switzerland, Irish stamp duty should not arise on the acquisition of any shares unless the transaction in the ARYZTA Shares somehow relates to Irish land, or stocks or marketable securities of an Irish company.

9.10 Swiss Stamp Duty on future transactions in ARYZTA Shares

Switzerland levies a securities transfer tax of 0.15% on the transfer of Swiss Shares.

Should the proposed settlement arrangements, further details of which are contained in paragraph 13 of Part 2 of this document, be effected, any transfer of the ARYZTA DIs would be regarded as the transfer of foreign securities and will likely be subject to Swiss Securities Transfer Tax of 0.3%. However, this Swiss Securities Transfer Tax is only due if a Swiss securities dealer within the meaning of the Swiss Securities Tax Law is involved in the transaction.

10 UNITED KINGDOM TAXATION

10.1 United Kingdom Shareholders – Overview

This Section 10 is an overview of the likely UK tax consequences of the implementation of the Scheme, as well as of the holding and disposal of ARYZTA Shares. It is intended as a general guide only and is based on current UK tax legislation and published practice of HM Revenue & Customs as at the date of this document. Both are subject to change, possibly with retroactive effect.

It relates only to holders of Scheme Shares who are absolutely entitled as beneficial owner of those shares; who hold them as a capital investment; and, except where otherwise expressly stated, who are tax resident (and, in the case of individuals, ordinarily tax resident and domiciled) in the UK.

It does not apply to other types of shareholders such as those who acquire the shares by reason of their employment, in the course of a trade or as dealers in securities, or through collective investment schemes.

Holders of Scheme Shares are advised to consult with their own tax advisers regarding the tax implications of the Scheme and the holding and disposal of ARYZTA Shares, because the tax consequences will differ depending on the specific facts and circumstances of each such holder.

As the UK tax code provides that shares held by a nominee are deemed to be held by the beneficial owner of those shares there should be no UK tax impact for shareholders who hold their ARYZTA Shares through ARYZTA DI's where the Depository holds the shares as a nominee.

10.2 UK taxation implications on implementation of the scheme

(a) Tax Implications for UK Tax Resident Investors

(b) Acquisition of ARYZTA Shares

The Scheme should constitute a "scheme of reconstruction" effected for *bona fide* commercial purposes and not as part of a tax avoidance arrangement, within the meaning of Section 136 Taxation of Chargeable Gains Act 1992. Accordingly, holders of shares in IAWS should be treated as though there was no disposal of those shares, and as though the ARYZTA Shares were acquired at the same time and for the same consideration as the original shares in IAWS.

Accordingly, on any future disposal of the ARYZTA Shares received under the Scheme, the shareholders of those shares should be treated as having the same base cost for UK tax purposes as they had in their corresponding Scheme Shares. Due to the two for one ratio under the Scheme, this will result in each ARYZTA Share having a base cost equal to twice the base cost that the shareholder concerned previously had in the corresponding Scheme Shares.

10.3 Tax Implications on Disposal of Fractional Interests

Under the terms of the Scheme, any fractional interests will be disposed of, which will result in a part disposal of the ARYZTA Shares by any Shareholder who holds a fractional interest. Whether this will give rise to a taxable gain will depend on the facts and circumstances of the particular investors concerned.

Scheme Shareholders who are within the charge to UK capital gains tax by virtue only of being ordinarily tax resident should consult their own tax advisers as to the interaction of the double taxation convention, if any, between their country of residence and the United Kingdom.

Scheme Shareholders who are not domiciled in the UK for tax purposes, may, depending on their particular situation and tax election, be subject to capital gains tax on the remittance basis in respect of gains realised on foreign assets. As ARYZTA is a company registered outside the UK, its shares should constitute foreign assets. Such shareholders should consult their own tax advisers.

10.4 Stamp Duty Reserve Tax

No Stamp Duty Reserve Tax should be payable by either the Scheme Shareholders or ARYZTA as a result of the implementation of the Scheme.

10.5 Taxation of future dividends from ARYZTA

Swiss dividend withholding tax at a rate of 35% will be levied on any dividends paid out of reserves or "paid in surplus" prior to 1 January 2011. UK tax resident shareholders may be entitled to a partial refund of this under the terms of the double taxation convention currently in place between

UK and Switzerland. Any such tax not so refunded may be creditable against the resulting UK tax liability, if any, on such dividend income. Under recently passed Swiss legislation repayments out of "paid in surplus" will be exempt from withholding tax from 1 January 2011.

Individual shareholders who are taxed on the remittance basis by virtue of being non domiciled in the UK and having made an appropriate tax election, may depending on their particular facts and circumstances be subject to UK tax on any dividends received from ARYZTA only to the extent that such income is remitted to the UK. Such individuals should seek their own tax advice in this regard.

For further detail on the ARYZTA dividend policy see paragraph 10 of Part 1 of this document.

10.6 UK tax on Chargeable Gains Future Disposals of ARYZTA shares

UK resident (or, in the case of individuals, ordinarily resident) shareholders will be generally subject to tax on chargeable gains realised on disposals of ARYZTA shares. Shareholders who are non-UK tax resident but are ordinarily UK tax resident are generally subject to UK capital gains tax but this will depend on the terms of any applicable double taxation convention between the country in which they reside and the UK. Such individuals should seek their own tax advice in this regard.

As described above under "Acquisition of ARYZTA Shares", gains on disposals of ARYZTA Shares should be calculated for tax purposes as if the ARYZTA Shares were acquired for the same cost and at the same time as the corresponding original Scheme Shares (subject to the correct application of the exchange ratios and taking into account any cash received in respect of fractional interests).

Scheme Shareholders who are not domiciled in the UK for tax purposes may, depending on their own facts and circumstances, be subject to capital gains tax on the remittance basis in respect of gains realised on foreign assets. As ARYZTA is a company registered outside the UK, its shares should constitute foreign assets. Such shareholders should consult their own tax advisers.

10.7 Tax Treatment of Shareholders who are Temporarily Non-Resident in the UK

Specific anti-avoidance rules may apply to shareholders who are temporarily non-resident in the UK at the time that they dispose of shares and their tax treatment will depend on the location in which they are resident and the terms of the particular double taxation convention, if any, with the UK. In general, individuals who become non UK resident and then resume UK residence within 5 years may be treated as temporarily non resident. Such individuals should consult their own tax advisers.

10.8 Swiss Stamp Duty on future transactions in ARYZTA Shares

Switzerland levies a Securities Transfer Tax of 0.15% on the transfer of Swiss Shares.

Should the proposed settlement arrangements, further details of which are contained in paragraph 13 of Part 2 of this document, be effected, any transfer of the ARYZTA DIs would be regarded as the transfer of foreign securities and will likely be subject to Swiss Securities Transfer Tax of 0.3%. However, this Swiss Securities Transfer Tax is only due if a Swiss securities dealer within the meaning of the Swiss Securities Tax Law is involved in the transaction.

11 CREDIT FACILITIES OF ARYZTA

Pursuant to a facility agreement, further details of which are contained at paragraph 6(a) above, credit facilities in an amount of up to €795,000,000 will be made available to the ARYZTA Group following the Merger by a syndicate of lenders arranged by Bank of America Securities Limited, The Governor and Company of the Bank of Ireland and Ulster Bank Limited. These facilities will replace existing IAWS Group syndicated credit facilities of €600,000,000 and the existing Hiestand Group syndicated credit facilities of CHF245,000,000.

12 ADMISSION OF ARYZTA SHARES TO IRISH AND SWISS STOCK EXCHANGE

Application will be made to the Irish Stock Exchange for the Consideration Shares to be admitted to the Official List of the Irish Stock Exchange and to trading on its regulated market for listed securities.

Application will also be made to the SWX Swiss Exchange for the Consideration Shares to be admitted to listing and trading on the SWX Swiss Exchange.

It is expected that Admission will become effective on the Effective Date.

13 OTHER INFORMATION

(a) No proposal exists in connection with the Acquisition that any payment or other benefit shall be made or given by ARYZTA to any director of IAWS as compensation for loss of office or as consideration for or in connection with his or her retirement from office.

(b) Each of Davy Corporate Finance, Credit Suisse and BNP Paribas has given and not withdrawn its written consent to the inclusion in this document of the references herein to its name in the form and context in which it appears.

(c) For the purposes of the Takeover Rules each of Hiestand, the ARYZTA Directors, Davy Corporate Finance, Credit Suisse and BNP Paribas are regarded as acting in concert with ARYZTA in connection with the Acquisition.

(d) No agreement, arrangement or understanding exists between ARYZTA or any person acting in concert with it or any of its associates and any of the directors or recent directors, shareholders or recent shareholders of IAWS having any connection with or dependence on, or which is conditional on, the outcome of the Acquisition.

(e) No agreement, arrangement or understanding exists whereby the beneficial ownership of any IAWS Shares acquired in pursuance of the Acquisition will be transferred to any other person, but ARYZTA reserves the right to transfer any IAWS Shares to any other member of the ARYZTA Group and the right to assign any such IAWS Shares by way of security or grant any other security interest on such IAWS Shares in favour of any or all of the parties to any of the financial facilities as described in paragraph 11.

(f) Settlement of the consideration to which any Shareholder is entitled under the Scheme will be implemented in full in accordance with the terms of the Scheme set out in this document without regard to any lien, right of set-off, counterclaim or other analogous right to which ARYZTA may otherwise be, or claim to be, entitled against such Shareholder.

(g) Save as disclosed in this document the Board of IAWS is not aware of any material change in the financial or trading position of IAWS since 31 July 2007 (the date to which the last audited accounts of IAWS were prepared).

(h) The total emoluments receivable by the current directors of ARYZTA will not be automatically varied as a result of the Acquisition or the Merger.

(i) There has been no material change in information previously published by IAWS or ARYZTA in connection with the Scheme since the commencement of the Offer Period.

(j) Each of ARYZTA and IAWS will pay its own expenses in connection with the Acquisition.

14 DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of this document until the Scheme becomes effective or lapses at the offices of Matheson Ormsby Prentice, Solicitors, 70 Sir John Rogerson's Quay, Dublin 2:

(a) the memorandum and articles of association of IAWS;

(b) the ARYZTA Articles;

(c) the annual report and audited group financial statements of IAWS for the financial years ended 31 July 2005, 2006 and 2007;

(d) the Irrevocable Undertakings;

(e) the material contracts referred to in paragraph 6 above;

(f) the Rule 2.5 Announcement;

(g) the letters of consent referred to in paragraph 13(b) above;

(h) the Rule 9 Waiver Letter;

(i) full lists of the dealings during the Disclosure Period by each of Davy Corporate Finance, Credit Suisse and BNP Paribas, aggregated details of which are provided in paragraph 4 of Part 9 of this document;

(j) copies of the derogations granted by the Panel in respect of the aggregation of dealings by each of Davy Corporate, Credit Suisse and BNP Paribas in relevant securities of IAWS;

(k) a copy of the 1997 Option Plan; and

(l) a copy of the IAWS Long Term Incentive Plan 2006.

PART 10.

DEFINITIONS

The following definitions apply throughout this document, unless the context requires otherwise:

"1997 Option Plan"	the 1997 Share Option Plan of IAWS;
"Acquisition"	the recommended acquisition of IAWS by ARYZTA to be implemented by way of the Scheme;
"Act"	the Companies Act 1963 of Ireland;
"Admission" or the **"ARYZTA Listing"**	admission of the ARYZTA Shares to listing and trading on the Irish Stock Exchange and SWX Swiss Exchange;
"ARYZTA"	ARYZTA AG, a public limited company incorporated under the laws of Switzerland, having its registered office at c/o Interhold AG, Othmarstrasse 8, 8008 Zurich, Switzerland;
"ARYZTA Articles"	the articles of association of ARYZTA in force from time to time;
"ARYZTA Board" or **"ARYZTA Directors"**	the board of directors of ARYZTA;
"ARYZTA DI's"	has the meaning given thereto in paragraph 13 of Part 2 of this document;
"ARYZTA EGM"	the extraordinary general meeting of ARYZTA convened for the purposes of approving the capital increase required to facilitate the issue of the ARYZTA Shares required to be allotted in connection with the Merger and the resultant amendments to the ARYZTA by-laws;
"ARYZTA Group"	ARYZTA, its subsidiaries and associated undertakings;
"ARYZTA Prospectus"	the prospectus to be issued by ARYZTA relating to Admission;
"ARYZTA Shareholder(s)"	the holder(s) of ARYZTA Shares;
"ARYZTA Shares"	the new ordinary shares with a nominal value of CHF0.02 each to be issued by ARYZTA in satisfaction of the Scheme Consideration;
"Awards"	awards of Convertible Shares granted pursuant to the Matching Award Scheme and/or the Employee Equity Participation Scheme;
"Award Holders"	the holder(s) of the Awards;
"BNP Paribas"	a company incorporated under the laws of France having a registered address of 16 Boulevard des Italiens, 75009 Paris, France;
"Boards"	the IAWS Board and the Hiestand Board;
"Business Combination Agreement"	the business combination agreement relating to the implementation of the Merger entered into between IAWS, Hiestand and ARYZTA;
"Business Day"	a day, other than a Saturday or a Sunday, on which clearing banks are normally open for business in Dublin and Zurich and on which the Irish Stock Exchange and the SWX Swiss Exchange are open for transaction of business;
"Capital Gains Tax Act"	the Capital Gains Tax Act 1975;
"CHF"	Swiss Francs;
"Closing Price"	the official closing price of an IAWS Share as derived from the Daily Official List or the official closing price of a Hiestand Share as derived from the main segment of the SWX Swiss Exchange, as relevant;
"Company Registrar"	Capita Registrars;
"Competition Approvals"	the approval of the Acquisition by the Irish Competition Authority, the GWB and the President of the OPCC as defined in Part 3 of this document;

"Conditions"	the conditions of the Scheme set out in Part 4 of this document;
"Consideration Shares"	the ARYZTA Shares to be issued to the Shareholders upon the cancellation of the Shares pursuant to the Scheme;
"Convertible Shares"	the deferred convertible ordinary shares of €0.30 each in the capital of IAWS;
"Convertible Share Classes"	subject to the approval of the IAWS Shareholders at the EGM the three separate classes of the Convertible Shares with the classes comprising those Convertible Shares issued pursuant to the Matching Awards Scheme, those Convertible Shares issued pursuant to the EEPS having a conversion price of €16.80 and those Convertible Shares issued pursuant to the EEPS having a conversion price of €14.23;
"Convertible Share Proposal"	the proposals to be made to Award Holders pursuant to which such holders will be given the opportunity to convert the Convertible Shares held by them and issued pursuant to the EEPS pursuant to a cashless exercise on the basis of specified conversion rates. Convertible Shares held by such Award Holders pursuant to the Matching Award Scheme will, if the Scheme becomes effective, convert on a one for one basis into IAWS Shares which will be dealt with on the same basis as the Scheme Shares;
"Court"	the High Court of Ireland;
"Court Hearing"	the hearing by the Court of the petition to sanction the Scheme under Section 201 of the Act and to confirm the associated Reduction of Capital pursuant to Sections 72 and 74 of the Act;
"Court Meeting"	the meeting of Scheme Shareholders convened by order of the Court pursuant to Section 201 of the Act to consider and, if thought fit, approve the Scheme (with or without amendment), and any adjournment thereof;
"Court Order"	the order or orders of the Court sanctioning the Scheme under Section 201 of the Act and confirming the Reduction of Capital which forms part of it under Sections 72 and 74 of the Act;
"Credit Suisse"	Credit Suisse Securities (Europe) Limited with a registered address of One Cabot Square, London E14 4QJ, United Kingdom;
"CREST"	the relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in the Regulations);
"CRESTCo"	CRESTCo Limited;
"CREST Manual"	the CREST Reference Manual referred to in the agreements entered into by Euroclear;
"Daily Official List"	the Daily Official List of the Irish Stock Exchange;
"Davy Corporate Finance"	Davy Corporate Finance, a wholly owned subsidiary of J&E Davy Holdings and an affiliate of J&E Davy, trading as Davy;
"Depositary"	has the meaning given thereto in paragraph 13 of Part 2 of this document;
"Disclosure Period"	the period commencing on 9 June 2007 (the date 12 months prior to the commencement of the Offer Period) and ending on 25 June 2008 (the latest practicable date to obtain the relevant information prior to the posting of this document);
"EBITA"	earnings prior to deduction of interest and tax and amortization;
"Effective Date"	the date on which the Scheme becomes effective in accordance with its terms;

"EGM" or **"Extraordinary General Meeting"**	The extraordinary general meeting of the IAWS Shareholders to be convened in connection with the Scheme (and any adjournment thereof) notice of which is set out at the end of this document;
"EGM Resolutions"	means the resolutions set out in the notice of the EGM set out in Appendix 2;
"Employee Equity Participation Scheme" or **"EEPS"**	a long term incentive plan effected under the employee equity participation benefit provisions of the IAWS Long Term Incentive Plan 2006;
"Enlarged Group"	the group of companies comprising ARYZTA, IAWS, Hiestand and their subsidiaries following completion of the Merger;
"EURIBOR"	European Interbank Offer Rate;
"Euro" or **"€"**	the single currency of member states of the European Communities that adopt or have adopted the Euro as their currency in accordance with legislation of the European Union relating to European Economic and Monetary Union;
"Euroclear"	Euroclear UK and Ireland Limited, the operator of CREST;
"Financial Regulator"	the Irish Financial Services Regulatory Authority
"Financial Services Authority"	the UK Financial Services Authority;
"Forms of Proxy"	either or both of the blue and white forms of proxy for use at the Court Meeting and the EGM respectively, sent to IAWS Shareholders together with this document;
"Group Share Schemes"	the 1997 Option Plan, the Employee Equity Participation Scheme and the Matching Awards Scheme;
"Hiestand"	Hiestand Holding AG, a public limited company incorporated in Switzerland with registered number CH-400.3.016.148-8;
"Hiestand Board", "directors of Hiestand" or **"Hiestand Directors"**	the board of directors of Hiestand;
"Hiestand EGM"	the extraordinary general meeting to be convened by Hiestand for the purposes of approving the Hiestand Merger, which is expected to take place on or about 19 August 2008;
"Hiestand Group"	Hiestand, its subsidiaries and associated undertakings;
"Hiestand Merger"	the absorption of Hiestand by ARYZTA pursuant to the Merger Act with such merger to be implemented in accordance with the Hiestand Merger Agreement;
"Hiestand Merger Agreement"	the agreement entered into between Hiestand and ARYZTA setting out the terms of the Hiestand Merger;
"Hiestand Shareholders"	holders of Hiestand Shares including, where the context requires, holders of beneficial interests in Hiestand Shares;
"Hiestand Shares"	the ordinary shares of CHF1.00 each in the capital of Hiestand;
"IAWS" or **"the Company"**	IAWS Group plc, a public limited company incorporated in Ireland with registered number 132287;
"IAWS Articles"	the articles of association of IAWS as amended from time to time;
"IAWS Board", "directors of IAWS" or **"IAWS Directors"**	the board of directors of IAWS;
"IAWS Group" or the **"Group"**	IAWS, its subsidiaries and associated undertakings;
"IAWS Long Term Incentive Plan 2006" or **"LTIP"**	a long term incentive plan adopted by resolution passed at the Annual General Meeting of IAWS on 4 December 2006 and amended by resolution of the Remuneration Committee of the IAWS Board on 24 July 2007;

"IAWS Shareholders" or "Shareholders"	holders of IAWS Shares including, where the context requires, holders of beneficial interests in IAWS Shares;
"IAWS Shares" "Shares" or "Ordinary Shares"	the ordinary shares of €0.30 each issued in the capital of IAWS;
"Ireland"	Ireland, excluding Northern Ireland, and the word Irish shall be construed accordingly;
"Irish GAAP"	generally accepted accounting principles in Ireland;
"Irish Stock Exchange"	the Irish Stock Exchange Limited;
"Irrevocable Undertakings"	the irrevocable undertakings to vote or procure a vote in favour of the Scheme executed by each of the IAWS Directors;
"Lion Capital"	Lion/Hotel Dutch BV, a private company incorporated under the laws of the Netherlands;
"London Stock Exchange"	London Stock Exchange plc;
"Matching Award Scheme"	a long term incentive plan effected under the matching award provisions of the IAWS Long Term Incentive Plan 2006;
"Meetings"	the Court Meeting and the EGM;
"Member Account ID"	the identification code or number attached to any member account in CREST;
"Memorandum and Articles of Association"	the constitutional documents of IAWS, ARYZTA or Hiestand as appropriate;
"Merger" or "Merger"	the merger of IAWS and Hiestand to be effected by way of the Acquisition and the Hiestand Merger;
"Merger Act"	the Swiss Federal Act on Mergers, De-Mergers, Conversions and Asset Transfers of 3 October 2003;
"New IAWS Shares"	the IAWS Shares to be issued to ARYZTA pursuant to the Scheme;
"Offer Period"	the period commencing on 9 June 2008, the date of the Rule 2.5 Announcement, and ending on the earlier of the date on which IAWS announces that the requisite majority of Scheme Shareholders have approved the Scheme at the Scheme Meeting and/or the Scheme lapses and/or is withdrawn (or such other date as the Panel may decide).
"Official List" or "Daily Official List"	the official list of the Irish Stock Exchange;
"Option Holder(s)"	the holder(s) of the Options;
"Options"	options to subscribe for Ordinary Shares granted pursuant to the 1997 Option Plan;
"Option Proposal"	the proposal to be made to Option Holders, further details of which are contained in paragraph 7 of Part 2 of this document;
"Order Date"	means the date upon which the Court issues its order approving the Scheme;
"Origin"	Origin Enterprises plc, a public limited company incorporated under the Laws of Ireland with registered number 426261;
"Overseas Shareholder"	IAWS Shareholders who are citizens or residents of jurisdictions outside Ireland and the UK;
"Panel"	the Irish Takeover Panel established under the Irish Takeover Panel Act 1997 of Ireland;
"Reduction of Capital"	the proposed reduction of the ordinary share capital of IAWS provided for by the Scheme under Sections 72 and 74 of the Act;
"Register of Members"	the register of members of IAWS;
"Registrar of Companies"	the registrar of companies in Ireland;

"Regulations"	the Companies Act 1990 (Uncertificated Securities) Regulations, 1996 (SI No 68 of 1996);
"Remuneration Committee"	the remuneration committee of the IAWS Board from time to time;
"relevant securities"	has the meaning given to such term in paragraph 4(c) of page 48 of this document;
"Replacement LTIP"	the long term incentive plan proposed to be implemented by ARYZTA following the Merger, further details of which are contained at paragraph 13 of Part 1 of this document;
"Restricted Jurisdiction"	any jurisdiction in relation to which IAWS or ARYZTA (as the case may be) is advised that the release, publication or distribution of this document and/or the Forms of Proxy would or might infringe the laws of that jurisdiction or would or might require compliance with any governmental or other consent or any registration or other formality that IAWS or ARYZTA (as the case may be) is unable to comply with or regards as unduly onerous to comply with;
"Resolutions"	the resolutions to be proposed at the Meetings;
"Rule 3 Adviser"	the adviser providing independent advice to IAWS for the purposes of Rule 3 of the Takeover Rules;
"Rule 9 Waiver Letter"	the letter issued by the Panel in relation to the waiver of ARYZTA's obligations to make a mandatory offer for the entire issued share capital of Origin pursuant to Rule 9 of the Takeover Rules;
"Rule 2.5 Announcement"	the announcement issued by IAWS on 9 June 2008 in relation to the Merger pursuant to Rule 2.5 of the Takeover Rules;
"Rules" or **"Takeover Rules"**	the Irish Takeover Panel Act 1997, Takeover Rules 2007;
"Scheme Consideration"	the consideration payable to the Scheme Shareholders on the cancellation of the Scheme Shares;
"Scheme" or **"Scheme of Arrangement"**	the proposed scheme of arrangement pursuant to section 201 of the Act and the proposed Reduction of Capital under sections 72 and 74 of the Act with or subject to any modification, addition or condition approved or imposed by the Court and agreed by IAWS and ARYZTA;
"Scheme Record Time"	6.00 pm on the last Business Day before the Effective Date;
"Scheme Resolution"	the resolution approving the implementation of the Scheme to be proposed to the IAWS Shareholders at the Court Meeting;
"Scheme Shareholders"	the holders of Scheme Shares;
"Scheme Shares"	the IAWS Shares on the register of members of IAWS, being the Ordinary Shares in issue at the date of this document and those (if any) issued after the date of this document and before the Scheme Record Time.
"SEC"	Securities Exchange Commission;
"SIS"	SIS SegaInterSettle AG;
"subsidiary"	has the meaning given in section 155 of the Act;
"subsidiary undertaking"	has the meaning given to such expression by Regulation 4 of the European Communities (Companies: Group Accounts) Regulations 1992 (SI 1992 No. 201) of Ireland;
"Swiss Takeover Rules"	the legislation comprising the following statutes:– Federal Act on Stock Exchanges and Securities Trading (Stock Exchange Act, SESTA), Reference SR 954.1; Ordinance on Stock Exchanges and Securities Trading (Stock Exchange Ordinance, SESTO), Reference : SR 954.11;

	Ordinance of the Federal Banking Commission on the Stock Exchange (Stock Exchange Ordinance of the FBC: SESTO – FBC), Reference: SR 954.193; and
	Ordinance of the Takeover Board on Public Takeover Offers (Takeover Ordinance, TOO), Reference: SR 954.195.1;
"SWX Swiss Exchange"	the main segment of the SWX Swiss Exchange AG;
"Swiss Stock Exchange Act"	the federal law of Switzerland on Stock Exchanges and Securities Trading;
"TFE Instruction"	a transfer from escrow instruction (as defined in the CREST manual issued by CRESTCo);
"UK Listing Authority"	the Financial Services Authority of the United Kingdom and its capacity as the competent authority under the Financial Services and Markets Act 2000;
"United Kingdom" or **"UK"**	the United Kingdom of Great Britain and Northern Ireland;
"United States" or **"US"**	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia and any other area subject to its jurisdiction; and
"US Exchange Act"	the US Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;
"US Securities Act"	the US Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and
"Voting Record Time"	6.00 pm on the day which is two days before the date of the Meetings or, if any of the Meetings are adjourned, 48 hours before the time set for the adjourned meeting.

All amounts contained within this document referred to by "€" and "c" refer to the Euro and Euro cent.

Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

Words importing the singular shall include the plural and vice versa and words importing the masculine gender shall include the feminine or neutral gender.

APPENDIX 1.

NOTICE OF COURT MEETING

IN THE HIGH COURT **2008 No. 257 Cos**

IN THE MATTER OF IAWS GROUP PLC

– and –

IN THE MATTER OF THE COMPANIES ACTS

NOTICE IS HEREBY GIVEN that by an order dated 30 June 2008 made in the above matters, the High Court has directed a meeting to be convened of the holders of the Scheme Shares (as defined in the proposed scheme of arrangement referred to below) for the purpose of considering and, if thought fit, approving a scheme of arrangement pursuant to Section 201 of the Companies Act 1963 proposed to be made between IAWS Group plc (the "Company") and the holders of the Scheme Shares and that such meeting will be held at the Four Seasons Hotel, Simmonscourt Road, Dublin 4 on 24 July 2008, at 11.00 am which place and time all holders of the said shares are invited to attend.

A copy of the said scheme of arrangement is set out in the document of which this notice forms part. The statement required to be furnished pursuant to section 202 of the Companies Act 1963 is also comprised in the document of which this notice forms part.

Shareholders may vote in person at the said meeting or they may appoint another person, whether a member of the Company or not, as their proxy to attend, speak and vote in their stead. A BLUE Form of Proxy for use at the said meeting is enclosed with this Notice. Completion and return of a Form of Proxy will not preclude a shareholder from attending and voting in person at the said meeting, or any adjournment thereof, if that shareholder wishes to do so.

It is requested that forms appointing proxies be lodged with the Company's Registrars, Capita Corporate Registrars plc, not less than 48 hours before the time appointed for the said meeting.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST Proxy Instruction must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must, in order to be valid, be transmitted so as to be received by Capita Corporate Registrars plc by 11.00 am on 22 July 2008. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST applications host, further details of which are contained in the CREST Manual) from which Capita Corporate Registrars plc is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s) to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Companies Act 1990 (Uncertificated Securities) Regulations 1996.

In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

Entitlement to attend and vote at the meeting, or any adjournment thereof, and the number of votes which may be cast thereat, will be determined by reference to the register of members of the Company at 6 pm on 22 July 2008 or, in the event that this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting. In each case, changes to the register of members of the Company after such time shall be disregarded.

By the said order, the High Court has appointed Denis Lucey or, failing him, Brian Davy, to act as Chairman of the said meeting and has directed the Chairman to report the result thereof to the High Court.

The said revised scheme of arrangement will be subject to the subsequent sanction of the High Court.

Dated: 30 June 2008

Matheson Ormsby Prentice
70 Sir John Rogerson's Quay
Dublin 2
Ireland

APPENDIX 2.

NOTICE OF IAWS GROUP PLC EGM

NOTICE OF EXTRAORDINARY GENERAL MEETING

OF

IAWS GROUP PLC

NOTICE IS HEREBY GIVEN that an **EXTRAORDINARY GENERAL MEETING** of **IAWS Group plc** ("**the Company**") will be held in the Four Seasons Hotel, Simmonscourt Road, Dublin 4 on 24 July 2008 at 11.30am (or as soon thereafter as the Court Meeting (as defined in the document of which this Notice forms part) shall have concluded or been adjourned) for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as a special resolution:

SPECIAL RESOLUTION

THAT:

(1) the 3,580,000 issued deferred convertible ordinary shares of EUR0.30 each in the capital of the Company (the "**Convertible Shares**") be redesignated into the following classes, each having the rights and restrictions attached thereto in the Articles of Association of the Company:

(a) the Convertible Shares issued pursuant to the matching award provisions of the Company's 2006 Long Term Incentive Plan on terms that no premium is payable on conversion of such shares into ordinary shares of EUR0.30 each in the capital of the Company ("**Ordinary Shares**") (the "**Series A Convertible Shares**");

(b) the Convertible Shares issued on 19 April 2007 pursuant to the provisions of the employee equity participation scheme as effected by the Company pursuant to the Company's 2006 Long Term Incentive Plan on terms that a premium of EUR16.80 is payable on conversion of such shares into Ordinary Shares (the "**Series B Convertible Shares**"); and

(c) the Convertible Shares issued on 6 November 2007 pursuant to the provisions of the employee equity participation scheme as effected by the Company pursuant to the Company's 2006 Long Term Incentive Plan on terms that a premium of EUR14.23 is payable on conversion of such shares into Ordinary Shares (the "**Series C Convertible Shares**").

(2) the scheme of arrangement dated 30 June 2008 between the Company and the Scheme Shareholders (as defined in the Scheme), a print of which has been produced to this meeting and for the purposes of identification signed by the Chairman thereof, in its original form or with or subject to any modification, addition or condition approved or imposed by the High Court of Ireland (the "**Scheme**") be approved and the directors of the Company be authorised to take all such action as they consider necessary or appropriate for carrying the Scheme into effect;

(3) (a) the seven New IAWS Shares (as defined in the Scheme) held by ARYZTA and/or its nominees be and are hereby redesignated as A ordinary shares having the rights and being subject to the restrictions specified as attaching to A ordinary shares in Article 3 of the Articles of Association of the Company as amended by this paragraph (3) of this resolution; and

(b) Article 3 of the Articles of Association of the Company be amended as follows:

(i) by the substitution for paragraph (a) of the following new paragraph:

"(a) The share capital of the Company is EUR72,900,000 divided into 227,999,993 Ordinary Shares of EUR0.30 each ("Ordinary Shares"), 7 A Ordinary Shares of EUR0.30 each ("A Ordinary Shares"), 5,000,000 Series A Convertible Shares of EUR0.30 each, 5,000,000 Series B Convertible Shares of EUR0.30 each and 5,000,000 Series C Convertible Shares of EUR0.30 each, (together the "Convertible Shares"); and

(ii) by the insertion after paragraph (a) of the following paragraph:

"(b) The A Ordinary Shares shall rank *pari passu* in all respects with the Ordinary Shares, except that the Company shall have irrevocable authority at any time:

(i) to acquire all or any of the fully paid A Ordinary Shares otherwise than for valuable consideration in accordance with Section 41(2) of the Companies (Amendment) Act 1983 and without obtaining the sanction of the holders;

(ii) to appoint any person to execute on behalf of all the holders of the A Ordinary Shares a transfer thereof and/or agreement to transfer the same, without making any payment or obtaining the consent or sanction of the holders, to the Company or to such other person or persons as the Company may nominate;

(iii) to cancel any acquired A Ordinary Shares; and

(iv) pending such acquisition and/or transfer and/or cancellation to retain the certificate (if any) for such shares.

Neither the acquisition by the Company otherwise than for valuable consideration or transfer of all or any of the A Ordinary Shares nor the cancellation thereof by the Company in accordance with this Article shall constitute a variation or abrogation of the rights or privileges attached to the A Ordinary Shares, and accordingly the A Ordinary Shares or any of them may be so acquired, transferred and/or cancelled without any such consent or sanction on the part of the holders thereof as is referred to in Article 5. The rights conferred upon the holders of the A Ordinary Shares shall not be deemed to be varied or abrogated by the creation of further shares ranking in priority thereto or *pari passu* therewith"

and the subsequent paragraphs of Article 3 being renumbered accordingly

(iii) by the substitution for paragraph (d) of the following new paragraph

"Each of the Series A, Series B and Series C Convertible Shares shall rank *pari passu* in all respects save for the conversion premium required to be paid on conversion of such Convertible Shares into Ordinary Shares (the "**Conversion Premium**") with the following Conversion Premium being payable:

(i) in the case of the Series A Convertible Shares, no Conversion Premium shall be payable;

(ii) in the case of the Series B Convertible Shares, a Conversion Premium of €16.80 per Series B Convertible Share shall be payable;

(iii) in the case of the Series C Convertible Shares, a Conversion Premium of €14.23 per Series C Convertible Share shall be payable"

(4) (a) for the purpose of giving effect to the Scheme and subject to the confirmation of the High Court, the issued capital of the Company be reduced by cancelling all the Scheme Shares (as defined in the Scheme) but without thereby reducing the authorised share capital of the Company;

(b) forthwith and contingent upon such reduction of capital taking effect:

(i) the directors of the Company be and are hereby authorised pursuant to and in accordance with Section 20 of the Companies (Amendment) Act, 1983 to give effect to this resolution and accordingly to effect the allotment of the New IAWS shares referred to in sub-paragraph (ii) below provided that (1) this authority shall expire at 5 pm on 31 October 2008, (2) the maximum aggregate nominal amount of shares which may be allotted hereunder shall be an amount equal to the nominal amount of the Scheme Shares, and (3) this authority shall be without prejudice to any other authority under the said Section 20 previously granted before the date on which this resolution is passed; and

(ii) the reserve credit arising in the books of account of the Company as a result of the cancellation of the Scheme Shares be applied in paying up in full at par such number of New IAWS Shares (as defined in the Scheme) as shall be equal to the number of

Scheme Shares cancelled, such shares to be allotted and issued to ARYZTA and/or its nominee(s) credited as fully paid and free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever; and

(c) subject to the Scheme becoming effective, the Articles of Association of the Company be amended by adding the following new Article 146:

"SCHEME OF ARRANGEMENT

(a) In these Articles, the "**Scheme**" means the scheme of arrangement dated 30 June 2008 between the Company and the holders of Scheme Shares under Section 201 of the Companies Act, 1963 in its original form or with or subject to any modification, addition or condition approved or imposed by the High Court and expressions defined in the Scheme or (if not so defined) in the document containing the explanatory statement circulated with the Scheme under Section 202 of the Companies Act, 1963 shall have the same meanings in this Article.

(b) Notwithstanding any other provisions of these Articles, if the Company allots and issues any Ordinary Shares (other than to ARYZTA or any subsidiary undertaking of ARYZTA or anyone acting on behalf of ARYZTA or any subsidiary undertaking of ARYZTA) on or after the Voting Record Time and prior to 6pm on the day before the Order Date, such shares shall be allotted and issued subject to the terms of the Scheme and the holder or holders of those shares shall be bound by the Scheme accordingly.

(c) If any new Ordinary Shares are allotted or issued by the Company to any person (a "**new member**") (other than under the Scheme or to ARYZTA or any subsidiary undertaking of ARYZTA or anyone acting on behalf of ARYZTA or any subsidiary undertaking of ARYZTA) at or after 6pm on the day before the Order Date, ARYZTA may, provided the Scheme has become effective, have such shares transferred to it and/or its nominee(s) in consideration of and conditional on allotment by ARYZTA to the new member of the ARYZTA Shares to which the new member would have been entitled under the terms of the Scheme had such shares transferred to ARYZTA hereunder been Scheme Shares at the Scheme Record Time, such ARYZTA Shares to rank *pari passu* in all respects with all other ARYZTA Shares for the time being in issue and ranking for any dividends or distributions made, paid or declared thereon following the date on which the transfer of such Ordinary Shares is executed.

(d) In order to give effect to any such transfer required by this Article, the Company may appoint any person to execute and deliver a form of transfer on behalf of the new member in favour of ARYZTA and/or its nominee(s). Before the registration of ARYZTA as a holder of any share to be transferred under this Article, ARYZTA may appoint a person nominated by the Directors to act as attorney on behalf of any holder of that share in accordance with any directions that ARYZTA may give in relation to any dealings with or disposal of that share (or any interest in it), exercising any rights attached to it or receiving any distribution or other benefit accruing or payable in respect of it and any holder or holders of that share shall exercise all rights attaching to it in accordance with the directions of ARYZTA but not otherwise."

By order of the Board

Pat Morrissey
Company Secretary
IAWS Group plc

Dated: 30 June 2008

END